Form 20-F
period 2001-12-31
RHODIA
filed 2002-06-28
CIK 1062814

As filed with the Securities and Exchange Commission on June 27, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-14838

(Exact name of Registrant as specified in its charter)
Not applicable (Translation of Registrant’s name into English)	Republic of France (Jurisdiction of incorporation or organization)

26, quai Alphonse Le Gallo 92512
Boulogne-Billancourt Cedex
France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share nominal value € 1 per share	New York Stock Exchange
Ordinary Shares, nominal value € 1 per share*	New York Stock Exchange

(*) Listed not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares: 179,309,188
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ] Item 18 [X]

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Since January 1, 1999, Rhodia has published its consolidated financial statements in euro (“€”). Prior to that date, Rhodia prepared its consolidated financial statements in French francs (“francs” or “FRF”) and subsequently translated them into euro amounts at the fixed legal rate of € 1.00 = FRF 6.55957. For your convenience, this annual report contains translations of certain franc and euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

Unless otherwise stated, the translations into dollars have been made at the rate of $ 0.98 = € 1.00, the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on June 26, 2002. See “Item 3. Key Information – Exchange Rate Information” for information regarding the franc/U.S. dollar exchange rate from January 1, 1997 to December 31, 1998 and the euro/U.S. dollar exchange rate since January 1, 1999.

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with French generally accepted accounting principles (GAAP), which differ in certain significant respects from U.S. GAAP. See Note 30 to Rhodia’s audited consolidated financial statements for the three years ended December 31, 2001, (together with the notes thereto, the “Consolidated Financial Statements”) included elsewhere in this annual report, for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to Rhodia and its consolidated subsidiaries, and for a reconciliation to U.S. GAAP of net income and stockholders’ equity.

Unless the context requires otherwise, (i) the terms “Rhodia,” the “Company,” the “Group,” “we,” “our” or “us” refer, for periods prior to January 1, 1998, to the Chemicals segment and the Fibers and Polymers segment of Rhône-Poulenc, as well as certain other businesses related to the chemicals, fibers and polymers businesses that were operated during such periods by other Rhône-Poulenc segments, and to Rhodia and its consolidated subsidiaries for the periods subsequent to January 1, 1998. See “Item 4. Information About Rhodia — Corporate History — Formation of Rhodia.” On December 15, 1999, Hoechst merged into Rhône-Poulenc and Rhône-Poulenc changed its name to Aventis. References to “Aventis” refer to Rhône-Poulenc S.A. and its consolidated subsidiaries for periods prior to the merger, and refer to the merged entities for periods after the merger.

The name brands (indicated in capital letters) mentioned in this annual report are trademarks of Rhodia, its affiliates and/or associated companies, or are used with permission under a license agreement.

All references herein to “United States” or “U.S.” are to the United States of America, references to “dollars” or “$” are to the currency of the United States, references to “France” are to the Republic of France, references to “French francs,” “francs” or “FRF” are to the currency of France prior to January 1, 1999, and references to “euro” and “€” are to the currency of the twelve European Union member states (including France) participating in the European Monetary Union.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The tables below set forth selected consolidated financial data for Rhodia for each of the five years during the period ended December 31, 2001. These financial data are derived from the consolidated financial statements of Rhodia, which have been prepared in accordance with French GAAP and audited by PricewaterhouseCoopers, independent auditors. The selected consolidated financial data for the fiscal years 2001, 2000 and 1999 should be read in conjunction with the Consolidated Financial Statements of Rhodia and the related notes thereto included elsewhere in this annual report. See “Item 18. Financial Statements.” French GAAP differs in significant respects from U.S. GAAP. For a discussion of the principal differences as they relate to Rhodia, and a reconciliation of net income and total stockholders’ equity for the three years ended December 31, 2001 to U.S. GAAP, see Note 30 to the Consolidated Financial Statements included in this report at “Item 18. Financial Statements.”

	For the Year Ended and as of December 31,
	2001(1)	2001	2000	1999	1998	1997(2)
	$	€	€	€	€	€
	(in millions,except for number of shares and per share data)(3)
Amounts in accordance with French GAAP:
Income Statement Data:
Net sales	7,133	7,279	7,419	5,526	5,537	5,804
Operating expenses	(7,118)	(7,263)	(6,923)	(5,117)	(5,203)	(6,545)
Operating income (loss)	16	16	496	409	334	(741)
Equity in earnings (losses) of affiliated companies	(24)	(24)	17	13	(14)	(27)
Financial expense – net	(182)	(186)	(177)	(116)	(113)	(193)
Other income (expenses) – net(4)	(106)	(108)	(7)	12	(38)	(152)
Income (loss) before income taxes and minority interests	(296)	(302)	329	318	169	(1,113)
Benefit (provision) for income taxes	92	94	(104)	(96)	(58)	(47)
Minority interests in net (income) losses of subsidiaries	(5)	(5)	(9)	5	5	43
Net income (loss)	(209)	(213)	216	227	116	(1,117)
Earnings (loss) per share(5)	(1.17)	(1.19)	1.23	1.30	0.67	–
Dividend per share(6)	0.12	0.12	0.40	0.40	0.20	–
Average number of ordinary shares outstanding (in thousands)	179,104	179,104	175,843	174,359	174,146	–
Balance Sheet Data:
Working capital(11)	(420)	(429)	(262)	359	(250)	(1,742)
Total property, plant and equipment	3,499	3,570	3,768	2,955	2,634	2,638
Total assets	8,781	8,960	9,514	6,974	7,772	7,026

	For the Year Ended and as of December 31,
	2001(1)	2001	2000	1999	1998	1997(2)
	$	€	€	€	€	€
	(in millions,except for number of shares and per share data)(3),
Long-term debt(8)	1,910	1,949	2,077	1,145	465	1,112
Other long-term liabilities	1,307	1,334	1,153	959	970	1,034
Net debt(9)	2,521	2,572	3,066	1,553	1,136	3,403
Minority interests in net assets of consolidated subsidiaries	82	84	87	69	65	74
Total stockholders’ equity	2,222	2,267	2,593	2,390	2,130	(232)
Common stock and paid in capital	2,639	2,693	2,693	2,624	2,667	–
Other Operating Data:
Capital expenditures	473	483	503	372	336	339
Depreciation and amortization	605	617	524	423	457(7)	1,256(7)
Research and development expenses(10)	211	215	212	190	195	200
Amounts in accordance with U.S. GAAP:
Income Statement Data:
Net sales	7,133	7,279	7,419	5,238	5,190	5,454
Operating expenses	(7,118)	(7,263)	(6,923)	(4,855)	(4,875)	(5,806)
Operating income (loss)	16	16	496	383	315	(351)
Net income (loss)	(209)	(213)	216	227	106	(1,130)
Earnings (loss) per share	(1.17)	(1.19)	1.23	1.30	0.61	–
Balance Sheet Data:
Working capital(11)	(455)	(464)	(262)	359	(297)	(1,769)
Total property, plant and equipment	3,499	3,570	3,768	2,955	2,527	2,516
Stockholders’ equity	2,187	2,232	2,593	2,390	2,120	(245)
(1)	Dollar amounts are provided for convenience only and have been translated at the Noon Buying Rate in effect on June 26, 2002 (€ 1.00 = $ 0.98).
(2)	Certain reclassifications have been made to the 1997 combined financial statements to conform to the 1998 presentation. In particular, 1997 net losses recorded for an amount of € 89 million as “gains (losses) on sales of assets” and arising from the recording of Brazilian polyester activities and other industrial facilities of the company Setila as assets held for sale have been reclassified as “Production costs and expenses” and considered as asset impairments.
(3)	Financial and operating data for periods prior to January 1, 1999 have been translated from French francs into euro at the legal rate of conversion of € 1.00 = FRF6.55957.
(4)	Includes gains (losses) on disposals of assets – net and other income (expenses) – net.
(5)	Basic and diluted. Earnings (loss) per share for 1998, 1999, 2000 and 2001 has been calculated on the basis of 174,145,539 shares, 174,359,024 shares, 175,843,305 shares and 179,103,640 shares outstanding (less treasury stock) on average for such years, respectively (174,145,539 shares, 175,263,935 shares, 176,351,932 shares and 179,103,640 shares outstanding on average on a diluted basis, respectively). Earnings (loss) per share has not been provided for the year ended December 31, 1997. Management believes that, on a historical basis, such information would not be relevant because it would not take into account certain important changes in Rhodia’s capital and financial structure resulting principally from the 1998 Capital Increase and the U.S. Net Debt Reduction
(6)	As Rhodia was created on January 1, 1998, dividends have been paid only with respect to the years 1998, 1999 and 2000. Dividends for fiscal year 2001 will be paid on July 1, 2002. The dividends set forth above do not include French avoir fiscal. See “Item 8. Financial Information –Dividend Policy” below.
(7)	Includes depreciation and amortization expenses included in one-time charges for the corresponding year.
(8)	Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.
(9)	Net debt is defined as bank overdrafts, current portion of long-term debt, short-term borrowings and long-term debt minus cash, short-term deposits and marketable securities.
(10)	Research and development expenses, include depreciation and amortization. See Note 26 to the Consolidated Financial Statements. Research and development expenses in the Consolidated Statements of Operations are shown excluding depreciation and amortization. See Note 1e to the Consolidated Financial Statements.
(11)	Working capital is defined as total current assets minus total current liabilities.

Exchange Rate Information

Under the provisions of the Treaty on the European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998 at € 1.00 = FRF 6.55957. Beginning January 1, 2002, the participating member states have issued new euro-denominated bills and coins for use in cash transactions. On February 17, 2002, France withdrew the bills and coins denominated in French francs from circulation, and these bills and coins will no longer be legal exchange for any transactions.

For your convenience, this annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of $ 1.00 = € 1.02, the Noon Buying Rate for euro on June 26, 2002. This does not mean that Rhodia actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of Rhodia’s ADSs on the New York Stock Exchange and the U.S. dollar value of any dividends Rhodia may declare.

Since the euro did not exist prior to January 1, 1999, Rhodia cannot present exchange rates between the euro and the U.S. dollar shown in Rhodia’s Consolidated Financial Statements and in the other financial information discussed in this annual report. Rhodia’s reporting currency during those periods was the French franc. In order that you may ascertain how the trends in Rhodia’s financial results might have appeared had they been expressed in U.S. dollars, the following table shows the French franc/U.S. dollar exchange rate for 1997 and 1998 based on the Noon Buying Rate expressed in French francs per $ 1.00, and the euro/U.S. dollar exchange rate for 1999, 2000 and 2001 based on the Noon Buying Rate expressed in euro per U.S. dollars.

	Period-end rate	Average rate(1)	High	Low
Month
Euro/Dollar(2)
June 2002 (through June 26)	€ 1.02	€ 1.05	€ 1.07	€ 1.02
May 2002	1.07	1.09	1.11	1.07
April 2002	1.10	1.13	1.14	1.11
March 2002	1.15	1.14	1.16	1.13
February 2002	1.15	1.15	1.16	1.14
January 2002	1.12	1.13	1.16	1.11
December 2001	1.12	1.12	1.14	1.12

Year
Euro/Dollar(2)
2001	€ 1.12	€ 1.12	€ 1.19	€ 1.05
2000	1.07	1.09	1.21	0.97
1999	0.99	0.94	1.00	0.85
French Franc/Dollar
1998	FRF 5.59	FRF 5.90	FRF 6.21	FRF 5.39
1997	6.02	5.85	6.35	5.19
(1)	The yearly averages of the Noon Buying Rates for French francs or euro, as the case may be, were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for euro within each month.

(2)	Originally published as dollar/euro.

Risk Factors

In addition to other information contained in this annual report, you should consider carefully the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks Related to our Business

Currency and interest rate fluctuations may have a material impact on our financial results

A considerable portion of our assets, liabilities, sales, revenues and expenses is denominated in currencies other than the euro, principally in U.S. dollars and, to a lesser extent, in British pounds. Fluctuations in the values of these currencies – especially in the dollar and currencies tied to the dollar, such as the Brazilian real – with respect to the euro may have a significant impact on our financial results. In 2001, variations in currencies, particularly the dollar and the Brazilian real, decreased our consolidated net sales by approximately 1.3%.

An appreciation of the euro compared to the dollar would lessen the euro-value of sales and revenues generated in dollar-zone countries and could lower the competitiveness of the products we produce in Europe against products we produce in, or export from, the United States and other dollar zones. This effect would be partially offset by exchange rate variations in the euro-cost of much of our raw material and energy purchasing requirements.

Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is to calculate on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions, and to use financial instruments to reduce such exposure by hedging against rate changes with respect to the euro. Positions are recorded at their market value, and the main instruments we currently use are forward exchange contracts for periods of less than six months. Nonetheless, we may not be able to protect ourselves from sustained movements in the value of the euro against other currencies.

We are also exposed to interest rate risk. At December 31, 2001, our net debt amounted to € 2,572 million, of which long-term debt amounted to € 1,949 million. Fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. We use swaps to manage this risk but our financial condition and results of operations may nevertheless be materially adversely affected by sustained increases in interest rates.

For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see the section of this annual report entitled “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Environmental and health and safety laws and regulations may increase our costs of operations or expose us to substantial liability

Environmental and health and safety laws and regulations expose us to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In most jurisdictions in which Rhodia operates, industrial activities are subject to obtaining permits, licenses and/or authorizations, or to prior notification. In addition, we may be subject to liabilities relating to personal injury (including exposure to hazardous substances), property damage or damage to natural resources. We are subject to a broad range of extensive and evolving environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. They relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, and clean-up of existing environmental contamination.

Currently, we are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental matters. Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law, could result in increased costs and liabilities.

In addition, many of our manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites and might occur or be discovered at other sites in the future. Consistent with our past practice, we are continuing to investigate and remediate or monitor soil and groundwater contamination at certain of these sites. In addition, Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”) and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

In connection with the creation of Rhodia, Rhône-Poulenc (now Aventis) commissioned an independent consultant to conduct a review of a substantial number of its operations in the chemicals and fibers and polymers businesses with respect to environmental issues. In July 1999 we commissioned an update of this review and since that date, Rhodia has regularly carried out audits of its sites.

As of December 31, 2001, our reserve for probable future remediation expenses amounted to approximately € 183 million. Based on current information, provisions established for environmental matters and the Environmental Indemnification Agreement with Aventis under which, subject to certain conditions, we may claim indemnification from Aventis with respect to certain costs that may arise from certain unanticipated environmental liabilities, we do not believe that environmental compliance and remediation requirements will have a material adverse effect on our business, financial condition or results of operations. The Environmental Indemnification Agreement is described at “Item 7. Major Stockholders and Related Party Transactions.” In 2001, Rhodia made a claim to Aventis pursuant to this agreement for several sites and recorded a receivable from Aventis of € 35 million. Notwithstanding the Environmental Indemnification Agreement, future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions could cause us to incur significant additional costs and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Industry

Sustained high raw materials prices may decrease demand for our products, increase our production costs and expenses of goods sold, and ultimately adversely affect our profitability

On an aggregate basis, our purchases of raw materials in 2001 totaled approximately € 1.7 billion as well as an additional € 300 million in energy purchases. Significant variations in the costs of raw materials can affect our financial results. Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and may, in certain cases, create negative pressure on margins. Decreases in the average prices of raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain on margins. See “Item 5. Operating and Financial Review and Prospects – Certain Factors Affecting Rhodia’s Financial Condition and Results of Operations – Cost of Raw Materials” and “Item 4. Information on the Company – Raw Materials.”

This risk primarily reflects purchases of fuel, natural gas and raw materials. Since July 1, 2000, we have managed such risks by using swaps and option contracts traded over-the-counter or on organized markets. The sensitivity of these transactions to market changes is calculated regularly. For accounting purposes, these transactions are marked to market. In the case of a 10% increase in the price of oil on December 31, 2001, these financial instruments would have had a negative impact on earnings of € 6.18 million. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Our markets are subject to price competition

We face significant competition in each of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, principally product differentiation and innovation, product quality and quality of logistics, including distribution capability. In addition, in some market segments, our products are subject to intense price competition due to factors such as overcapacity, competition from low-cost producers and consolidation among our customers and competitors. New products or technologies developed by competitors also may have a material adverse impact on our competitive position.

We are dependent on new products and processes

Our operating results depend to a significant extent on our ability to continue to introduce new products and applications and to continue to develop our production processes to be a competitive producer. We believe that many of our businesses are technological leaders in their principal markets. We are committed to remaining a technological leader and a competitive producer and believe that our portfolio of new products and improved products under development is strong. However, we may not be able to develop new products and applications successfully or bring them to market in a timely manner.

Risks Related to our Shares and to ADSs

The price of our Shares and ADSs might be adversely affected if holders of exchangeable notes issued by Aventis do not exercise their exchange rights

In October 1999 Rhône-Poulenc (now Aventis) issued approximately 44 million notes exchangeable for Rhodia shares with a par value of € 23.22, maturing on October 22, 2003. The exchange ratio is one Rhodia share per note. Holders may exchange their notes for shares at any time until October 2003. Furthermore, Aventis has the right to redeem the notes for Rhodia shares beginning on October 22, 2002 if Rhodia’s share price reaches 130% of the notes’ par value plus interest.

To the extent that bonds are not exchanged before redemption in cash on the maturity date, Aventis will continue to hold an equity interest in Rhodia as of such date. Aventis has agreed with the European Commission that, in the event it holds more than 5% of Rhodia’s share capital at the end of the exchange period for the exchangeable notes, it will undertake to reduce its shareholdings to below 5% as soon as possible, and in any event no later than six months after the end of the exchange period. The sale of a significant block of Rhodia shares by Aventis could adversely affect the price of our shares and ADSs.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Premier Marché of Euronext Paris, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade will decrease. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See “– Exchange Rate Information,” above. If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

You may not be able to exercise preemptive rights for shares underlying your ADSs

Under French law, stockholders have preemptive rights (“droits préférentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Stockholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Premier Marché. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, Citibank N.A., as depositary, will, if possible, sell such holder’s preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

  In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
  In order to vote at stockholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a stockholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the stockholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

  ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary’s offices to inspect any reports issued.
  We and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Cautionary Statement Regarding Forward-looking Statements

Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements made in the subsections entitled “Outlook” for each of Rhodia’s Divisions and discussed in “Item 4. Information on the Company,” and in “Item 5. Operating and Financial Review and Prospects – Outlook,” are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “is expected to,” “will,” “will continue,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include: (i) changes in the competitive and regulatory framework in which the Company operates, in particular increased competition in the specialty chemicals industry; (ii) changes in raw material prices, in particular the price of oil; (iii) the Company’s ability to introduce new products and to continue to develop its production process; (iv) changes in interest rates and currency exchange rates, including particularly the exchange rate of the euro to the U.S. dollar and U.S. dollar-influenced currencies; (v) changes in economic or technological trends; (vi) customers and market concentration; (vii) risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and (viii) general competitive and market factors on a global, regional and/or national basis. For a description of other factors that might affect Rhodia’s results, please see “– Risk Factors”.

Item 4. Information About Rhodia

Overview

With net sales of € 7.3 billion for 2001, Rhodia is one of the world’s largest specialty chemicals companies. Rhodia has leading worldwide market positions in many of its major businesses, ranking number one on the basis of 2001 net sales in products such as food phosphates, vanillin, guar, acetyl-salicylic acid, mild surfactants and highly dispersible silica, and in services such as sulfuric acid regeneration and separated rare earths. Rhodia is the second largest producer in the world of polyamide, food cultures, xanthan gum and paracetamol. Rhodia has developed strong customer relationships throughout the world in a broad range of industries, including consumer goods such as health, beauty and food products; industrial applications, such as electronics, paper and packaging; chemicals; housing and construction materials; life sciences; high technology services to the pharmaceutical industry; automobile and transport; and environmental protection.

In 2001, Rhodia recorded a net loss of € 213 million, and its research and development expenses totaled 2.95% of net sales. As of December 31, 2001 Rhodia had 26,925 employees and 125 sites worldwide.

Five Divisions

The simplified organizational chart below sets forth, for each of Rhodia’s five Divisions, their principal technologies or business activities and the relative contribution of each Division to Rhodia’s net sales for 2001.

FINE	CONSUMER	INDUSTRIAL		SERVICES
ORGANICS	SPECIALTIES	SPECIALTIES	POLYAMIDE	& SPECIALTIES
(17%)	(29%)	(17%)	(20%)	(14%)

Life Sciences	Surfactants	Aliphatic	Textile Yarns	Acetow
Isocyanates, Latex
and Solvents
Intermediates	Phosphates	Silicones	Polyamide	Eco Services
Intermediates
Perfumes	Hydrocolloids	Silicas	Technical Fibers	Electronics
and Specialties	and Food Cultures		and Industrial Yarns	& Catalysis
	Phosphorus		Engineering Plastics
Derivatives

The principal activities of Rhodia’s five Divisions are set forth below.

Fine Organics. The Fine Organics Division researches, develops and produces customized molecules, usually in collaboration with its customers, and also produces certain other molecules, including vanillin and vanillin derivatives, diphenols, acetyl-salicylic acid, diphenolethers, calcium phosphate excipients, salicylic acid and fluorinated aromatic intermediates. The Division also produces phenol, acetone and bisphenol. The Division’s products are used principally in the pharmaceuticals, agrochemicals, food and perfume industries. For 2001, the Fine Organics Division’s research and development expenses amounted to 1.9% of net sales. At year-end 2001, the Division had 4,220 employees.

Consumer Specialties. The Consumer Specialties Division develops and produces a range of manufacturing additives, including surfactants, phosphates, food cultures, hydrocolloids (including guar gum and xanthan gum), silicates and co-stabilizers for PVC containers, which enhance the performance and quality of end products. The Division’s products are used in a variety of industries and end-uses, including principally food, consumer products, agriculture, oil fields, metal treatment and pharmaceuticals. For 2001, the Consumer Specialties Division’s research and development expenses amounted to 2.6% of net sales. At year-end 2001, the Division had 5,185 employees.

Industrial Specialties. The Industrial Specialties Division develops and produces high performance specialty products, including silicones, for a wide variety of industries, including coatings and building; latex, principally for the paper industry; silica, including highly dispersible silica, principally for the tire and rubber industries; and ADI (aliphatic diisocyanate), a key component of automobile and industrial paint, principally for the automobile industry. For 2001, the Industrial Specialties Division’s research and development expenses amounted to 4.2% of net sales. At year-end 2001, the Division had 3,038 employees.

Polyamide. The Polyamide Division develops and produces polyamide intermediates, textile yarns, engineering plastics, industrial yarns, and performance fibers (including technical fibers) used principally by the construction, apparel and automobile industries. For 2001, the Polyamide Division’s research and development expenses amounted to 2.5% of net sales. At year-end 2001, the Division had 6,367 employees.

Services & Specialties. The Services & Specialties Division is comprised of the Eco Services business, which is active principally in sulfuric acid production and regeneration as well as water treatment; the Acetow business, which produces filter tow, the principal raw material for cigarette filters; and cellulose acetate flakes, and the Electronics & Catalysis business, which designs products for high-technology applications. For 2001 the Services & Specialties Division’s research and development expenses amounted to 2.2% of net sales. At year-end 2001, the Division had 3,616 employees.

Corporate Information

The legal and commercial name (dénomination sociale) of the company is Rhodia. Rhodia was incorporated in 1998 for a period of 99 years. The company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France — most notably law No. 066-537 of July 24, 1966 (as amended), regulating commercial companies. Rhodia’s corporate governance structure is set out in the company’s by-laws (statuts), which were last amended on May 21, 2002.

The Company is registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. Rhodia’s registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex, France, and its phone number at this location is +33-1-55-38-40-00.

The name and address of Rhodia’s agent in the United States is Rhodia Inc., 259 Prospect Plains Road, Cranbury, New Jersey 08512-7500.

For more information on Rhodia’s corporate governance and share capital, see “Item 10. Additional Information.”

Corporate History

Predecessors of Rhodia

Rhodia’s origins go back to the nineteenth century to two chemical companies, the Société Chimique des Usines du Rhône and l’Entreprise de Produits Chimiques Etienne Poulenc. In 1928 they merged to form Rhône-Poulenc. Over the years Rhône-Poulenc expanded into such areas as polyester and nylon fibers (polyamide), pharmaceuticals and animal and plant health, and made many major acquisitions in the chemicals industry, including food phosphates and sulfuric acid regeneration (Stauffer Chemicals, USA, 1987); acetyl salicylic acid and paracetamol (Monsanto, USA, 1988); surfactants (RTZ Corporation PLC, UK, 1989). In 1990, Rhône-Poulenc merged its specialty surfactants business in the United States with that of the GAF Corporation, forming a limited partnership in which Rhodia (following its formation) held a 49.02% interest and Rhône-Poulenc Surfactants and Specialties, Inc., the general partner, held 1%. In early 1999, pursuant to the amended partnership agreement, the limited partners withdrew and retired from the partnership. See Note 30a to the Consolidated Financial Statements. Rhône-Poulenc also entered into a joint venture for waste treatment with Sita (France), a listed subsidiary of Suez-Lyonnaise des Eaux (France), in 1992.

During the 1990s, Rhône-Poulenc refocused its industrial strategy on specialty chemicals and life sciences. From 1990 to 1997, it divested many businesses in basic chemicals, including polyvinyl chloride (PVC), bromine derivatives, polychloroprene, acetics operations in Europe, sodium carbonate production in North America, vinyl acetate in Brazil, titanium oxide, some chlorine and caustic soda operations, and toluene diisocyanate (TDI). Rhône-Poulenc also applied its strategy of focusing on specialty products to its Fibers & Polymers division and gradually disposed of its polyester business except for Rhodia Ster. In all, Rhône-Poulenc divestitures from 1995 to 1998 represented sales of almost € 2 billion, or about one third of its chemicals activities.

Formation of Rhodia

The formation of Rhodia with its current name and organizational structure occurred as of January 1, 1998, through a series of transactions carried out by Rhône-Poulenc and several of its subsidiaries. Rhodia was originally incorporated in 1989 under the name Transformations Chimiques S.A., which was later renamed Rhône-Poulenc Fibres et Polymères S.A. (“RPFP”), the holding company for substantially all of the fibers and polymers businesses of Rhône-Poulenc in France. Immediately prior to the creation of Rhodia, approximately 60% of the outstanding shares of RPFP were held by Rhône-Poulenc and approximately 40% were held by Rhône-Poulenc Chimie, a wholly owned operating company carrying out substantially all of the chemicals businesses of Rhône-Poulenc in France. In connection with the creation of Rhodia, Rhône-Poulenc Chimie transferred its interest in RPFP to Rhône-Poulenc, following which Rhône-Poulenc caused the outstanding shares of Rhône-Poulenc Chimie (excluding directors’ qualifying shares) to be transferred to RPFP. Rhône-Poulenc also transferred or caused to be transferred to RPFP or RPFP’s wholly owned subsidiaries (i) Rhône-Poulenc’s directly and indirectly held equity interest in the other subsidiaries, partnerships and businesses that made up the Chemicals and Fibers and Polymers segments of Rhône-Poulenc and (ii) substantially all other assets and liabilities related to its chemicals, fibers and polymers businesses that were historically recorded under segments of Rhône-Poulenc other than the Chemicals and Fibers and Polymers segments. In connection with such transactions, RPFP changed its name to Rhodia. As of January 1, 1998, substantially all transactions related to the formation of Rhodia had occurred.

Rhodia quickly laid the foundation for its recovery with a new organizational structure and continued to re-center its business portfolio. Rhodia became a public company on June 25, 1998 when Rhône-Poulenc sold 33% of its stake in the Group. In the first year of its existence, Rhodia began its turnaround, instituting new operating and management structures based on a results-oriented culture and launching new cost-cutting programs.

Since its creation Rhodia has actively restructured its portfolio, divesting a wide range of activities in all its divisions and divesting all of its polyester activities, with the exception of Rhodia Ster. These divestitures and certain strategic acquisitions are described in “Item 5. Operating and Financial Review and Prospects – Certain Factors Affecting Rhodia’s Financial Condition and Results of Operations – Scope of Activities Included in Consolidated Financial Statements.”

Albright & Wilson Acquisition

In March 1999 Rhodia backed a bid by ISPG to acquire the British company Albright & Wilson, the world’s leading producer of phosphates, in pursuit of Rhodia’s strategy of focusing on market-leading positions. In exchange, Rhodia received an option to purchase the shares of Albright & Wilson, exercisable from January 1 through April 1, 2000. As a result of this acquisition, Rhodia became the world leader in specialty phosphates. See “— Consumer Specialties Division” below and “Item 5. Operating and Financial Review and Prospects — Scope of Activities Included in Consolidated Financial Statements.”

Second Rhône-Poulenc Offering

On October 15, 1999, Rhône-Poulenc divested its 67.3% stake in Rhodia with a two-part transaction in which Rhône-Poulenc:

  sold 39.1% of Rhodia’s outstanding shares. The share price was set at € 18; and
  issued notes exchangeable into Rhodia shares representing 25.9% of Rhodia’s share capital. The notes were sold through a private placement. They have a principal amount of € 23.22, bear a 3.25% coupon, and are exchangeable at the option of the holder into one share each of Rhodia through October 2003 (subject to early redemption rights of Rhône-Poulenc).

Following this divestiture, Rhône-Poulenc held 2.3% of Rhodia’s equity directly, in addition to 25.9% in connection with the exchangeable notes. Rhône-Poulenc and Rhodia agreed to modify or terminate the contracts they had signed when they established Rhodia as a separate operating group on January 1, 1998. Some contracts (the general assistance agreement and the financing contract) were thus terminated in advance, whereas others (the scientific and technical cooperation agreement, the environmental indemnification agreement and the lease for the former head contracts) serve to facilitate the separation of the two companies. See “Item 7. Major Stockholders and Related Party Transactions.”

On October 25, 1999, at Rhodia’s first board meeting following Rhône-Poulenc’s divestiture, four outside directors were appointed to replace Rhône-Poulenc’s outgoing directors and represent Rhodia’s new shareholding structure. Aventis now has two directors on Rhodia’s board. On December 1, 1999 Rhodia moved its head office from the Aventis (formerly Rhône-Poulenc) building to new premises in Boulogne-Billancourt near Paris.

Rhodia ChiRex

In September 2000 Rhodia acquired ChiRex, a U.S. company specializing in high technology services to the pharmaceutical industry, through a friendly takeover. ChiRex was integrated into the Fine Organics Division in the fourth quarter of 2000. In addition, Rhodia contributed its own pharmaceutical activities to ChiRex, creating a new company called Rhodia ChiRex.

Fine Organics Division

Overview

The Fine Organics Division develops, manufactures and markets advanced intermediates and active ingredients worldwide. Its development is focused on expanding market segments, in particular pharmaceuticals and perfumes, and all areas in which its capabilities and scientific expertise can create significant value for its customers.

The Fine Organics Division has a portfolio of front-ranking products developed using phenol chemistry and phenol derivatives which have enabled the Division to obtain global leadership positions in vanillin, analgesics (acetylsalicylic acid, the active ingredient in aspirin), paracetamol, and benzenoids for perfumes and building blocks for agrochemicals and pharmaceuticals. Rhodia is number one worldwide in terms of 2001 sales in acetylsalicylic acid (aspirin), diphenol and vanillin, and number two worldwide in terms of 2001 sales in paracetamol. Rhodia develops and produces new molecules for the life sciences industries, especially in the field of fine fluorides, where the Group is also a world leader. The Group produces phenol to meet its own needs, since a significant number of Fine Organics products are derived from the technology tree that branches out from this raw material. Rhodia believes that this vertical integration protects it from fluctuations in the price of phenol and provides a competitive advantage in terms of costs. Today, half of Rhodia’s phenol production is used internally, and all of this production is protected from cyclical pressures through the use of sale contracts indexed to base costs.

The tables below set forth, for each of the years 1999, 2000 and 2001, the percentage contributions to the Fine Organic Division’s net sales by technology and geographic region, respectively.

Sales by technology	1999	2000	2001
Life science chemicals	30%	–	–
Pharmaceutical ingredients	19	–	–
Life sciences(1)	–	41%	44%
Perfumes and specialties	24	21	21
Intermediates	27	38	35
Total	100%	100%	100%
(1) Includes Life Science Systems, Pharmaceutical Ingredients and Rhodia ChiRex.
Sales destination by geographic region	1999	2000	2001
Europe	61%	59%	64%
North America	19	17	18
Latin America	10	12	10
Asia/Pacific	10	12	8
Total	100%	100%	100%

The acquisition of ChiRex strengthened the Division’s capabilities in pharmaceutical services. Pharmaceutical companies are increasingly focusing their skills on research and marketing, prompting a search for partners who can manage processes across the production cycle. In addition, the need to shorten time-to-market is leading them to select chemical manufacturers with best-in-class expertise and technology. Rhodia offers an extensive range of solutions to meet all of the critical challenges involved in the production of pharmaceuticals.

By capitalizing on the Group’s vast portfolio of technologies, the Division is developing new solutions for its customers. For example, the phosphorus chemistry expertise of the Phosphorus Derivatives business is being leveraged to produce treatments for osteoporosis, cancer and AIDS.

The pharmaceutical industry imposes high quality standards and operates in a strictly regulated environment. To meet these requirements, the Division maintains a large diversified base of reactors and facilities for manufacturing advanced intermediates and active ingredients, which conform to cGMP standards (current Good Manufacturing Practices). These production sites are regularly inspected by the FDA (Food and Drug Administration) and the EMEA (European Agency for the Evaluation of Medicinal Products).

Markets and Competition

The table below sets forth, for each of the Fine Organics Division’s sectors, the principal products, markets, brand names and competitors.

PRODUCTS	MARKETS	BRANDS	COMPETITORS
Life Science Chemistry	Agrochemistry,		Lonza, Clariant,
	pharmaceuticals, energy storage,		Bayer, Eastman
electronics, refrigerants
Analgesics and
Nutritional Supplements	Pharmaceuticals	RHODINE, RHODAPAP ,	Mallinckrodt, Bayer
A-TAB, DI-TAB, TRI-TAB
Advanced Intermediates	Pharmaceuticals		DSM, Lonza,
and Active Ingredients			Cambrex, Degussa
Perfumes and Specialties	Perfumery, flavoring agents,
	polymerization inhibitors,	RHODIAFLOR, RHODIANTAL
	electronics, agrochemistry,	RHODIAROME, RHONAVIL	Mitsui, Eastman,
	photography	RHODIASCENT	Borregaard, Ube
Intermediates	Analgesics, upstream fibers,
diphenol, perfumery, epoxy,
polycarbonates, solvents

Advanced Intermediates & Active Ingredients (Rhodia ChiRex). A world leader in services for the pharmaceutical chemicals industry, Rhodia ChiRex develops innovative processes and offers the most competitive production of active molecules. In 2001, the business expanded its customer base both among world-class pharmaceutical companies and among smaller start-ups specialized in the development of new molecules, which are now playing an increasingly important role in the industry. Rhodia ChiRex’s technological breakthroughs are driven by a team of distinguished scientists and their combined skills, supported by a Scientific Board including front-ranking chemists from Harvard University and MIT.

In a market where chirals account for two-thirds of new drugs brought to market, Rhodia ChiRex’s expertise in chiral chemistry gives the Enterprise a decisive competitive advantage. Its processes and technologies are designed to meet the technical challenges associated with most of the major therapeutic domains. Rhodia ChiRex is one of the few companies offering its customers an integrated approach to their needs from research and development to contract manufacturing of their new products, all of which is outlined in a long-term partnership agreement.

Chemistry for Life Sciences. With expertise in three major technologies – fluorination, chlorination and nitration –the Life Science business focuses on manufacturing and marketing building blocks to the pharmaceutical and agrochemical industries. As a leading producer of fluorinated products, Rhodia has become a partner to the global agrochemical industry, which accounts for half of the sales in its life science chemistry activity, and these products are also widely sold to the pharmaceutical industry. A strong commitment to innovation resulted in the filing of more than 20 patents in 2001. The activity is stepping up deployment in such promising segments as advanced pharmaceutical intermediates, developed in collaboration with Rhodia ChiRex. It also provides contract manufacturing of products for new active agrochemical molecules designed in partnership with some of the largest companies in the industry.

Perfumes and Specialties. The Perfumes and Specialties business operates in a concentrated competitive environment, with four producers accounting for most of worldwide sales of diphenols and perfumes. The top two producers account for more than half of worldwide sales of each of vanillin, vanillin derivatives, coumarin and benzyl salicylate. Rhodia is the world’s largest producer of vanillin and vanillin derivatives as well as specialty diphenols such as polymerization inhibitors and antioxidants. Rhodia is the only company in the industry with production facilities on four continents and a sales network that spans the globe. In addition to an established position in Europe and the United States, the business maintains a strong manufacturing base in Brazil and two production sites in China. With a broad presence in the detergents, fine perfumes and cosmetics markets, it is benefiting from growing demand for functional fragrances used in detergents and cosmetics. It also serves a wide variety of specialty markets, ranging from photography and tires to electronics.

The strategy for the Perfumes and Specialities business is to increase its leadership position along three axes:

  Expanding its product portfolio and accelerating the pace of innovation to support designers of mass-marketed fragrances where fast product renewal cycles and competitive costs are critical.
  Reinforcing certain advanced technologies such as high-temperature chemistry, for example to develop new cyclopentanone applications that offer highly attractive solvent properties for the electronics industry.
  Expanding in Asia, where over the past two years, the business has obtained more than 50% of the vanillin market in China and built production facilities in the region, thus improving its cost structure.

Analgesics and Nutritional Supplements (Pharmaceutical Ingredients). The analgesic active ingredients market is concentrated, with Rhodia and Bayer (Germany) accounting for approximately half of worldwide capacity in both salicylic acid and acetyl salicylic-acid, and Rhodia, Mallinckrodt (United States) and Celanese (Germany) accounting for the majority of worldwide capacity in acetaminophen. This activity sells both active ingredients, in particular aspirin and paracetamol used in pharmaceutical applications, and additives for nutritional supplements.

The business derives its competitiveness from the performance of its salicylic acid manufacturing process. Customers may choose from an extended range of exclusive services, with guaranteed quality, formulation capabilities, integration into their supply chain and online ordering. In 2001, the business signed partnership agreements to provide formulation services for two pharmaceutical groups, Roche and PharmaFab. The objective is to strengthen and develop these relationships through multiyear contracts with other large customers in the pharmaceutical industry.

Intermediates. The Intermediates business’ open market sales of phenol and acetone are principally in Europe and Latin America. The Group manufactures a large portion of the phenol used in-house. Its production units, whose performance is comparable to that of industry leaders, are located in France and Brazil.

Technologies

  Life Science Chemistry develops building blocks for agrochemistry, pharmaceuticals, energy storage and exclusive agrochemical molecules, including a broad mix of fine fluorinated and nitrated products.
  Analgesics and Nutritional Supplements are active ingredients including analgesics, calcium phosphates and upstream products.
  Perfumery and Specialties encompass a wide range of fragrances and perfume fixatives, flavoring agents, vanillin, salicylates, specialties and upstream products (catechol and hydroquinone).
  Advanced Intermediates and Active Ingrediants for the Pharmaceutical Industry includes exclusive research to produce sophisticated, tailor-made molecules.

Consumer Specialties Division

The Consumer Specialties Division develops, manufactures and markets high value-added additives designed to improve performance in food, cosmetics, detergents and water treatment products. To serve these markets, the Division uses its expertise in five core technologies: specialty phosphates, phosphorus derivatives, hydrocolloids, surfactants and food cultures. Rhodia is number one worldwide in terms of sales in specialty phosphates, phosphorus derivatives, guar and mild surfactants, and is number two worldwide in terms of 2001 sales in food cultures and xanthan gum.

The tables below set forth the percentage contributions to the Consumer Specialties Division’s net sales by principal technology and by geographic region for each of 1999, 2000 and 2001.

Sales by technology	1999	2000	2001

Phosphates	35%	32%	37%
Surfactants	30	43	28
Phosphorus Derivatives (PPD)	–	12	14
Hydrocolloids and Food Cultures	35	13	21
Total	100%	100%	100%

Sales destination by geographic region	1999	2000	2001

Europe	43%	46%	39%
North America	49	38	43
Latin America	3	8	10
Asia/Pacific	5	8	8
Total	100%	100%	100%

The ability to combine its technological skills, scientific knowledge and employee capabilities has enabled the Division to expand its activities in high growth markets. For example, by combining proprietary nanoparticle technologies of the Electronics & Catalysis business and the organic synthesis technologies of the Cosmetics and Detergents business, Rhodia developed and successfully launched a new-generation sunscreen.

During 2001, the Division completed the integration of Albright & Wilson, making Rhodia the world leader in specialty phosphates, and serves a wide variety of markets, including the food, pharmaceuticals, electronics and detergents markets. In April 2001, Albright & Wilson’s European surfactants business was sold to the Huntsman Corporation. With its manufacturing base and sales processes reorganized, its teams integrated and its information systems harmonized, the new structure is fully operational. Rhodia has become the world’s leading manufacturer of specialty phosphates, with expertise spanning the entire phosphate value chain, from manufacturing and purification of phosphoric acid to the production of specialty salts and special formulations designed for world-class food and industrial customers.

Specialty Phosphates develops solutions to optimize quality and performance of finished products in a wide range of industries, including food, pharmaceuticals, detergents, water treatment, papermaking, metal treatment, horticulture and textiles.

The industrial and drinking water treatment market is a source of strong demand for specialty phosphates. KALIPOL, one of the business’s flagship products, offers an innovative solution to help reduce heavy metal concentrations by eliminating traces of lead in water pipes. Stricter European legislation in this area is expected to stimulate demand for water treatment products by the end of 2002.

Markets and Competition

The table below sets forth, for each of the Consumer Specialties Division’s principal technology areas, the principal products, markets, brand names and competitors.

PRODUCTS	MARKETS	BRANDS	COMPETITORS
Phosphates	Food, detergents, water	LEVAIR REGENT , RHODIA-PHOS,	Astaris, Foret,
	treatment, horticulture,	KALIPOL, A VGARD	Prayon/OCP,
	metal treatment, ceramics		Thermphos, Budenhein
Phosphorus	Industrial applications	ANTIBLAZE, PROBAN, TOLCIDE,	Great Lakes,
Derivatives	(flame retardants, water treatment,	BRIQUEST , ALBRIVAP ,	Astaris, Albemarle, Bayer
	leather tanning, agrochemicals,	BRICORR, ALBRITE
plastic additives)
Hydrocolloids	Food, cosmetics, detergents,	MEYPRO, RHODIGEL, JAGUAR,	CP Kelco, Hercules,
	oil drilling	RHEOZAN, RHODOPOL	Degussa, FMC
Surfactants	Cosmetics, agrochemical	MIRANOL, DERMALCARE, MIRACARE,	Stepan, Huntsman,
	formulations, lubricants,	SOPROPHOR, LUBRHOPHOS,	Cognis, Sasol/Condea
	emulsions, polymerization	SUPERSOL, ABEX, RHODAFAC
Food Cultures	Dairy and meat products	MARSCHALL, EZAL, TEXEL,	DSM, Hansen, Danisco
MICROGARD, FLORA-FIT , DPL,
NCFM, SUPERSTART

Phosphorus Derivatives. As the global industry leader, the Phosphorus Derivatives business focuses on several core markets: water treatment, flame retardants, plastics and polymers, pharmaceutical intermediates and fine chemicals. In 2001, its manufacturing capabilities were strengthened through new production agreements and joint ventures in China. Several new products were successfully brought to market, including a pharmaceutical intermediate, an anti-corrosion agent for water treatment applications and a softer second-generation flame retardant for the textiles industry. Certain organic derivatives are also used as agrochemical products to stimulate plant growth and, more recently, as synthetic intermediates used in critical applications for the pharmaceutical industry.

With this activity, Rhodia develops water treatment solutions to prevent the formation of scale deposits, corrosion and microbial contamination in a broad variety of industrial applications. In the oil-drilling segment, for example, TOLCIDE, its flagship product, is the only biocide used for drilling wells in the fragile ecosystems in the North Sea and the Gulf of Mexico. BRICORR, also used in this same industry, is recognized as the most effective scale prevention polymer in its category.

In 2001, Rhodia launched the second generation of PROBAN, the flame retardant used in clothing, bed linen and furniture. PROBAN has become the global benchmark in this market segment. Since U.S. legislation now requires the use of fire-retardant fibers in children’s sleepwear, this market is expected to grow substantially as these technologies gain greater acceptance in the coming years.

With its vast expertise, the business has begun marketing advanced phosphorus chemicals research and development services, which range from laboratory development to full-scale commercial production. These services, provided under exclusivity agreements, enable customers to quickly develop new specialty chemical intermediates from phosphorous molecules.

Hydrocolloids, Cultures and Food Phosphates (Food Ingredients). Recognized as a world leader in the food ingredients industry, Rhodia is one of the foremost suppliers of food cultures to the dairy industry and sets the standard for food preservation products with its antioxidants, food cultures and phosphate salts. In 2001, this leadership position in texture agents was further reinforced through its Gelymar joint venture in Chile, which assures preferred access to carrageenans, particularly the Kappa II type, whose unique textures are highly prized by the dairy and meat industries.

By enhancing texture, developing organoleptic qualities and guaranteeing food safety, Rhodia’s technologies constantly evolve with the ever-changing demands of this market. In 2001, for example, the development of a range of special active food cultures to meet rising demand from large manufacturers of dairy products, beverages and vitamin supplements helped drive exceptionally strong growth in the probiotic market.

Widening its leadership in the field of food safety, Rhodia has developed a new-generation of its AVGARD antibacterial poultry treatment process. Marketed worldwide in 2002, the new process will enable poultry plants to reduce their waste effluent–an important advantage for customers in environmentally sensitive regions.

As innovation is a key success factor in meeting food industry expectations, a laboratory dedicated to developing food textures is now operating in central Europe and has intensified its scientific initiatives in the field of probiotic cultures.

Rhodia has also identified food safety as a strategic development path, and preparations are underway to introduce targeted solutions for meat and processed food producers in the United States. A third strategic priority is geographical expansion. By strengthening its sales and marketing resources and laboratories in Asian markets, the food ingredients business is prepared for strong growth in this region. Its locally based teams are skilled in adapting solutions to the specific requirements of the fast growing Chinese and Southeast Asian markets.

Surfactants (Cosmetics and Detergents). By combining surfactant technologies with other areas of expertise within the Group, the Division is developing new solutions for the cosmetics, detergents and industrial markets. In addition, Rhodia’s extensive capabilities in hydrodispersible polymers (natural or synthetic), which are critical raw materials for surface treatment technologies, along with its 16 production plants on four continents, enable Rhodia to offer its customers highly competitive solutions.

The business is positioned in markets in which innovation represents a key vector of differentiation and where customers tend to be cross-border organizations seeking partnerships with suppliers to quickly bring to market innovations that offer perceptible benefits to consumers. Rhodia’s speed and effectiveness in responding to these concerns – with faster time-to-market cycles and enhanced performance – have propelled it to the top ranks of producers of anti-stain polymers and foaming agents. As a major supplier to the world cosmetics industry, this activity markets a full range of products that combine surfactant, hydrocolloid and polymer technologies. In 2001, it successfully entered the baby-wipe segment with a mild, easy-to-use, surfactant-based product. In the household cleaning product segment, Rhodia delivers innovative solutions that enhance the positions of its customers in the highly competitive detergent market. In 2001, the development of MIRAPOL, a foaming agent, enabled Rhodia’s partner, Procter & Gamble, to gain a competitive advantage in the dishwashing detergent market.

In industrial markets, the business is a global benchmark supplier to the agrochemical, metal treatment and oil industries.

Technologies

  Phosphates are derived from phosphate ores, which are processed into elemental phosphorus or phosphoric acid. They are used in the form of salts or acid in detergents, food and water treatment products.
  Phosphorus Derivatives are organic molecules derived from phosphorus trichloride, phosphorus oxychloride or phosphine (PH3). They are used in a wide range of applications from pharmaceutical intermediates to agrochemicals.
  Hydrocolloids (guar, xanthan gum, carrageenans) are plant seeds, seaweed extracts and biopolymers used as thickeners, stabilizers or gelling agents in food or cosmetics, or as lubricants in the petroleum industry.
  Surfactants consists of two components, one with a high affinity for oils and the other with a high affinity for water. They are critical additives in formulation industries, and are typically found in soaps.
  Food Cultures are concentrated mixtures of bacteria used in the dairy industry to make cheese and yogurt and in the meat industry to protect cured meat and in agrobiology to improve storage.

Industrial Specialties Division

The Industrial Specialties Division develops specialty chemical products based on four main technologies: silicones, silica, latex and aliphatic isocyanate resins. These specialty products and services are used primarily in the construction and automotive industries, as well as high-technology sectors such as electronics and medical. Rhodia is number one worldwide in terms of 2001 sales in silicone molding and highly dispersible silicas, and number two worldwide in terms of 2001 sales in performance coatings and aliphatic isocyanates (TOLONATE).

The tables below set forth the percentage contribution to the Industrial Specialties Division’s net sales by principal technology and by geographic region for each of 1999, 2000 and 2001.

Sales by technology	1999	2000	2001
Silicas	19%	17%	17%
Silicones	36	35	36
Aliphatic isocyanates (TOLONATE), Latex and Oxygenated solvents(1)	45	48	47
Total	100%	100%	100%
(1)	For 1999 and the first seven months of 2000, these technologies included 100% of sales of Rhodia’s latex operations. On August 1, 2000 Rhodia contributed its latex operations to a 50/50 joint venture and has accounted for its interest under the equity method from that date.

Sales destination by geographic region	1999	2000	2001
Europe	62%	59%	59%
North America	14	13	13
Latin America	10	14	14
Asia/Pacific	14	14	14
Total	100%	100%	100%

In line with its strategic commitment to expanding in niche markets where the Group holds leadership positions, the Industrial Specialties Division is repositioning its business with three key value drivers:

  A product portfolio refocused on specialties, which represented 50% of silicone output and nearly 60% of silica sales in 2001.
  Market segments in which product properties create value for customers, such as the high-performance silica products developed for tires and toothpaste, and the silicones designed for anti-cling paper coatings.
  Related services or systems, such as the SILCOLEASE machines that enable manufacturers of self-adhesive papers or coated textiles for airbags to automate their silicone mixing processes and significantly enhance productivity.

With a broad range of expertise Rhodia combines the Group’s technologies to develop innovative, end-to-end solutions. In 2001, for example, the Division developed a number of products with high-growth potential. It recently introduced a new moisture-resistant water-based paint developed by combining expertise of the Silicones and Paints businesses. It also pooled the competencies of the Food Ingredients, Pharmaceutical Ingredients and Silica businesses to create the nutraceutics unit, designed to speed up the development of products to improve the delivery of active ingredients in the human body.

Innovations designed with environmental protection in mind are allowing industrial customers to deliver equivalent performance with new, more eco-friendly products, while improving the safety of their manufacturing processes. To enhance safety in the work place, for example, Nike uses dust-free silicas that are much easier to handle.

Markets and Competition

The table below sets forth, for each of the Industrial Specialties Division’s principal technology areas, the principal products, markets, brand names and competitors.

PRODUCTS	MARKETS	BRANDS	COMPETITORS
Silicas	Automotive applications,	ZEOSIL, TIXOSIL, TIXOLEX	Degussa, PPG, Huber
toothpaste, nutraceutics
(animal feed and human food),
clothing, technical and industrial parts
Silicones	Automotive applications,	RHODORSIL, SILCOLEASE,	Dow Corning, GE,
	clothing, cosmetics, medical	RHODOTAK, RHODALIS,	Wacker, Shinetsu
	and dental care, electronics,	SILBIONE, CAF
labels, sealing, paints
Latex	Decorative paints, tile,	RHODOPAS, RHOXIMAT	Rohm & Haas, Clariant,
	bonding agents, adhesives		BASF, Wacker
Aliphatic	Paints, adhesives, leather	TOLONATE, RHODOCOAT	Bayer, Degussa, BASF
isocyanates
Oxygenated	Paint, leather, adhesives,	RHODIASOLV , MEKPLUS	Oxiteno, Exxon, BP, Shell,
solvents	print inks, oils and lubricants,		Cloroetil, Sol Petroleo,
	agrochemicals, pharmaceuticals		Sasol, Atanor, Celanese,
Dow/UCC

Silica. The Silica business is expanding primarily in the area of precipitated silica specialties, which currently accounts for 60% of sales. Rhodia is the world leader in precipitated silica and is the inventor of highly dispersible silica and its solid form MICROPEARL. Rhodia maintains its leadership position in silica systems by developing demand for these systems in such applications as high-performance tires and nutraceutic substrates. Rhodia’s extensive manufacturing base, which was recently expanded with new capacity in Barquisimeto, Venezuela and Collonges, France, means that Rhodia can support the development of global customers with consistent-quality products. In addition to marketing products, Rhodia is also helping to create value for customers by combining Group technologies to offer one or several functions, such as improved gripping power or durability, as part of integrated systems.

Silicones. The many properties of silicones, combined with the Group’s rich array of technologies, extend the scope of silicone applications. Rhodia had targeted niches in which the properties of its products create a significant competitive advantage for customers who are often leaders in their industries. Rhodia enjoys strong positions in such segments as molding, coatings for airbag textiles, anti-cling paper coatings for stickers and medical and dental care applications. By offering a diversified range of solutions combining a product with a related service, Rhodia is maintaining solid positions in sealing applications and the elastomer industry. In addition, the RHODALIS technology for sealants and water-based coatings is expanding the scope of environmentally-friendly applications.

Aliphatic isocyanates, Latex and Oxygenated solvents (Paint, Paper and Construction Materials). The Paints, Paper and Construction Materials business mainly serves two markets — automotive and industrial paints, and architectural coatings, such as paints, adhesives and adhesive mortars. It applies a broad range of technologies, including aliphatic isocyanates (TOLONATE), latex emulsions and powders, and solvent systems, which can also be combined with many other Group technologies, such as surfactants, silica, silicones, hydrocolloids, polyamide fibers and specialty phosphates.

The business’ strategy is aimed at developing and serving niche applications for which demand significantly outpaces market growth. In 2000, the paper latex coatings business was transferred to the Latexia joint venture, in order to concentrate on performance latex products. These niches are being expanded in response to local demand in the various regions in which Rhodia operates, so that each requirement can be met with the right specialty solution.

Special emphasis is now being given to new products whose application and use are more respectful of the environment. Three examples include TOLONATE HDT LV2, a low-solvent hardener for automotive paint applications; RHODOPAS 2800, a solvent-free water-based paint; and the family of oxygenated solvents.

Technologies

  Silica is the basic element in sand. After extraction and processing, precipitated silica is a light-weight, free-flowing product that offers a wide array of benefits in absorption, abrasion and especially reinforcement. Its development in systems significantly enhances the performance of certain materials, such as rubber and silicones.
  Silicones are polymers with unique properties, including impermeability, resistance to aging and heat, elasticity, adhesion and sealing without shrinkage, chemical inertness, antifoaming and lubrication. Their structure allows fixation of organic molecules, thus combining their properties.
  Latex is a dispersed polymer consisting of fine particles in water or powder with strong bonding ability. By injecting various components into the latex molecule, its properties can be varied for use in a wide variety of applications.
  Aliphatic isocyanates are used as hardeners in polyurethane resins. They are UV-resistant and, when added to coating, improve finish and provide with exceptional durability.
  Oxygenated solvents combine high thinning power with low impact on the ozone layer and negligible toxicity. Rhodia offers a broad range of these products.

Polyamide Division

Polyamide is a high value-added polymer used in a wide variety of applications for its elastic, easy-to-dye, readily recyclable and heat- and abrasion-resistant properties. Rhodia is the world’s second-largest manufacturer of polyamide, with four lines of business: polyamide intermediates, high-performance engineering plastics, technical fibers and industrial and textile yarns. Rhodia is number two worldwide in terms of 2001 sales in polyamide.

The tables below set forth the percentage contributions to the Polyamide Division’s net sales by principal technology and geographic region for each of 1999, 2000 and 2001.

Sales by technology(1)	1999	2000	2001
Engineering plastics	17%	18%	18%
Textile yarns	39	36	33
Performance fibers	12	12	–
Industrial yarns	11	11	–
Intermediates	21	23	24
Technical Fibers(2)	–	–	25
Total	100%	100%	100%
(1) Including 50% of the sales of the joint venture Nylstar, principally in textile yarns.
(2) Combination of Performance Fibers and Industrial Yarns.

Sales destination by geographic region(1)	1999	2000	2001
Europe	74%	70%	70%
North America	4	5	6
Latin America	12	13	11
Asia/Pacific	10	12	13
Total	100%	100%	100%
(1)	Including 50% of the sales of the joint venture Nylstar, principally in textile yarns.

Estimated at $23 billion, the global polyamide market has experienced growth averaging 3% a year since 1970. The market is relatively concentrated, with six manufacturers producing 50% of worldwide yarn, fiber and plastics, and 67% of intermediates. This high concentration, which is expected to continue in the years ahead, is sustained by substantial technological and financial barriers to entry.

The integrated production of adiponitrile (ADN) and adipic acid, the two key raw materials for manufacturing polyamide 6.6, represents an important competitive advantage. Through Butachimie, a 50/50 joint venture Rhodia shares with DuPont, an ADN production plant that is considered one of the most efficient in the world. In 2001, Rhodia and DuPont jointly made a major investment in the Butachimie plant, making it the world’s largest producer of polyamide intermediates.

By sharing R&D capabilities and working closely with other Group businesses, the Polyamide Division is creating new custom, adipic acid-based solutions for leading customers. For example, the Polyamide Intermediates business developed an additive for laundry detergents, and the new ADIFOOD product has enabled the food industry to improve the preservation of powder preparations for gelatins and sherbets. The resistance properties of polyamide fibers used in the recently introduced RHOXIMAT Nyl are also finding new applications in construction and public works projects where they are used to reinforce construction materials.

From the production of raw materials to the recovery of end-of-cycle waste, the Polyamide Division fully embraces Rhodia’s sustainable development commitment to reduce pollutant emissions. A far-reaching research program is exploring ways to recycle by-products from polyamide manufacturing, while a network for recovering polyamide waste is being set up in partnership with customers.

Markets and Competition

The table below sets forth, for each of the Polyamide Division’s principal products, the principal markets, brand names and competitors.

PRODUCTS	MARKETS	BRANDS	COMPETITORS
Engineering	Automotive applications, electrical,	TECHNYL, TECHNYLSTAR	DuPont, Solutia,
plastics	electronics, industrial goods,		BASF, DSM, Honeywell
consumer goods, sports
and recreational products
Technical fibers	Automotive applications, tires,	SYLKHARESSE, NOVAL,	DuPont, Acordis,
and industrial	carpeting, flock, textiles, filtration,	KERMEL	Solutia, Honeywell
yarns	silkscreen printing, paper
Textile yarns	Lingerie, stockings and pantyhose,	MERYL,AMNI
	accessories, dress and sports apparel		DuPont
Polyamide	Engineering plastics, industrial yarns,	DIORO, ADIFOOD	DuPont, BASF,
intermediates	textile yarns and technical fibers		Solutia, Asahi
and polymers	(Rhodia downstream and open market),
polyurethane intermediates:
for shoes, automotive applications,
paper, detergents, food, coatings

Engineering Plastics. The Engineering Plastics business manufactures thermoplastic polyamide for injection molding. Light and ideal for making complex, high-performance parts, thermoplastic polyamide is increasingly replacing steel or aluminum. To sustain growth, the business has focused on high-potential markets where it has become a preferred partner, leveraging its global reach, capacity for innovation and competitive products and services. In addition to targeting high-tech markets like automotive equipment, connectors and electrical components, the business also operates in certain industrial and consumer segments, such as sports equipment and electrical tools.

Rhodia has identified the automotive industry as a strategic market, developing a product range and an organization to meet the related challenges. Anticipating new European legislation that in 2003 will require automakers to recycle their cars, Rhodia is already working with leading automotive companies to devise solutions for the future. Rhodia is also developing its business with global electrical equipment manufacturers, and in 2001, the major U.S. automakers approved us as a supplier. In Asia, where it operates plants in China, Taiwan and South Korea, the Engineering Plastics business strengthened its positions as a supplier to regional electrical component manufacturers and carmakers.

Technical Fibers and Industrial Yarns. The Technical Fibers and Industrial Yarns business manufactures and sells yarns and fibers that are used in a variety of markets, including carpeting, tire reinforcement, filters and silkscreens. Rhodia is the global leader in non-woven and monofilament polyamide fibers. The Technical Fibers business is focusing on high value-added technical applications. Rhodia’s industrial yarns and technical fibers are recognized around the world for their flexibility, durability and solidity, for their resistance to heat, moisture and fire, and for their variety of sizes. They are used to manufacture filters for chemical applications, in particular to filter liquids and gases, and for medical applications such as filtering blood.

In 2001, the business continued to reconfigure its production base in Western Europe and strengthen its facilities in Eastern Europe and Brazil. Around the world, it is consolidating its leadership positions in specialty markets and expanding its product line to meet customer requirements more effectively. In Brazil, for example, downstream capacity was added to produce impregnated textiles used as tire reinforcements by tiremakers operating in Brazil such as Pirelli.

Textile Yarns. Textile yarns are produced by Nylstar, a joint venture with SNIA, and by subsidiaries in Brazil and China. This business designs, manufactures and markets high value-added textile yarns designed for various clothing markets, that combine performance and comfort sports and ready-to-wear apparel, underwear, stockings and pantyhose. The distinguishing feature of Nylstar yarns is that their filaments are extremely fine, which give clothing such unique characteristics such as durability, flexibility, texture, resistance to perspiration and ease of use. The quality, inter-fiber weavability and strength of Nylstar yarns have captured the interest of leading fashion designers. Kappa, Sergio Tacchini sportswear and Benetton are working with Nylstar to create new collections that combine performance and comfort.

Based on its experience with these partnerships, Nylstar has broad insight into future market demand and was able to proactively anticipate the success of products offering such multiple benefits as comfort and elegance, intensive wearability and resistance to perspiration, flexibility and resistance. In 2001, it introduced MERYL SKINLIFE, the first bacteriostatic fiber that prevents the proliferation of bacteria associated with body odor. The result of a joint project with Kappa, the new MERYL microfiber features exceptionally light weight, total adaptability to heat and moisture and faster drying than any other fiber. This fiber will be used in the manufacture of jerseys to be worn by Italy’s soccer team during the 2002 World Cup.

Polyamide Intermediates and Polymers. Adipic acid and adiponitrile (ADN) are the key intermediates in 6.6 polymers. Rhodia is the world’s second-largest producer of adipic acid for non-nylon applications. Traditionally used to make textile yarns and fibers, ADN-based polymers and intermediates are finding new applications in coatings, plastics additives, perfumes and reinforcing resins. Developments in the Intermediates business are closely linked to the Division’s downstream businesses, in particular the sale of textile yarns and engineering plastics. In 2001, for example, the business increased capacity at its adipic acid plant in Paulinia, Brazil to meet the requirements of various Rhodia markets in the Americas and, with its partner DuPont, doubled capacity at the Butachimie plant in Chalampé, France.

Technologies

  Engineering plastics are used for applications requiring high heat resistance, especially in the automotive and electrical industries, or requiring great solidity, as in furniture or sports and leisure equipment.
  Technical fibers are used primarily in industrial and domestic carpeting and rugs, as well as non-wovens and flock. Some fibers are used for their resistance to fire, especially products in the KERMEL line (fire safety, fire fighting equipment, etc.).
  Industrial yarns are yarns with very high resistance to deformation, used to make tires, airbags and cording.
  Textile yarns are used for pantyhose, lingerie, sports and casual wear. These fibers are produced by Nylstar (50/50 joint venture with SNIA) and Rhodia Polyamida (Brazil). MERYL, a microfiber successfully introduced in 1996, is the flagship product and accounts for 50% of Nylstar’s sales. Rhodia has taken advantage of the different characteristics of this product, which can be found under several brand-names and is used in varied applications: as a lightweight, insulating, hollow fiber for ski clothing, or combined with other fibers to improve texture (cotton, velour etc.).

Services & Specialties Division

The Electronics & Catalysis, Rhodia Eco Services and Acetow businesses operate in high-tech markets in close partnership with the electronics, automotive, refining and chemicals industries. The Services & Specialties Division also supports the development of water companies and cigarette manufacturers. Rhodia is number one in terms of 2001 sales in sulfuric acid regeneration and separated rare earths.

The table below sets forth the percentage contributions to the Services & Specialties Division’s net sales by technology and geographic region for each of 1999, 2000 and 2001.

Sales by technology	1999	2000	2001
Eco Services	40%	40%	39%
Electronics & Catalysis (formerly Rare Earths)	17	19	16
Acetow	43	41	45
Total	100%	100%	100%

Sales destination by geographic region	1999	2000	2001
Europe	58%	52%	53%
North America	33	29	30
Latin America	9	8	8
Asia/Pacific	–	11	9
Total	100%	100%	100%

Products made by the Services & Specialties Division help to attenuate the impact of human and industrial activities on the environment, regenerating sulfuric acid, and treating hazardous industrial waste, all without creating any pollution. The Division also designs solutions that improve the quality of drinking water and the treatment of wastewater. And lastly, it develops additives made from rare earths, such as EOLYS, which, when combined with a particle filter, reduces diesel engine particle emissions by more than 99%.

The Division’s industrial strategy is based on two core value drivers:

  locating plants close to customer facilities. Rhodia Eco Services’ sulfuric acid regeneration plants cover more than half the requirements of North-American refineries, while Acetow’s production units are located in high-consumption regions, such as Western Europe, Russia and Brazil; and
  easy access to rare earths, with two plants in China, facilities for manufacturing high value-added products in France and the United States, and research laboratories in Japan, the United States and France.

The Division draws on the full range of Group technologies. Rhodia Eco Services, for example, has enhanced its global lineup of water treatment products and services with KALIPOL, a product leveraging Rhodia’s phosphate expertise that provides a simple solution for preventing lead corrosion in water pipes. Moreover, to broaden its capabilities in the water market, the Division has undertaken a cross-functional study of water-related issues, working with Specialty Phosphates, Phosphorus Derivatives, Paints and Surfactants and Rhodia Eco Services.

Markets and Competition

The table below sets forth, for each of the Services & Specialties Division’s principal areas, the principal products, markets, brand names and competitors.

PRODUCTS	MARKETS	BRANDS	COMPETITORS
Electronics & Catalysis	Luminescence, optics, electronics,	ACTALYS, NEOLOR,	Chinese manufacturers
Products containing oxides	dyes, catalysts, automotive pollution	OPALINE, CEROX,
and rare earth salts	abatement, chemical catalysis, fuel cells	EOLYS
Eco Services	Chemicals, refining, metallurgy,	SATCO, REGEN	Grillo, Dupont,
Sulfuric acid regeneration	pigments, fertilizer, paper,		Arch Chemical
electronic components
Industrial waste	Specialized incineration, waste	ULYSSE, CLARIDIS,	Onyx, Laidlaw,
treatment	treatment, soil audit and reclamation,	LABO PROPRE,	SARP, Trédi,
	recycling of catalytic converters	CYCLEON	US Waste Services,
Dames and Moore
Water treatment	Municipal water,	AQUALENC, AQUARHONE,	Sachtleben,
Sludge treatment	industrial effluents	DESHYDRIX	Atochem, Kemira
Membrane	Automotive applications,	PLÉIADE, KERASEP ,	Vivendi Water,
filtration systems	biotechnologies, agri-food,	CARBOSEP , PERSEP ,	Ondeo Pall
	textiles, nuclear energy	IRIS
Acetow	Cigarette filters,	RHODIA FILTER TOW ,	Celanese, Eastman,
	polyester tow for ink containers	RHODIA ACETOL,	Acordis, Daicel
RHODIA WICKTOW

Environmental Services. Estimated at approximately € 350 billion, the global environmental services market is growing quickly. Rhodia Eco Services leverages its full range of environmental capabilities, from purification to recycling, reuse and destruction, to develop solutions in three areas: sulfuric acid regeneration, hazardous industrial waste treatment, and water and industrial fluid treatment. In 2001, firm demand for waste treatment in the United States offset the impact of stiffer competition in Europe. In all its country markets, the business delivers its services under long-term contracts that support steady, sustainable growth.

Rhodia serves more than half the sulfuric acid regeneration market in the United States, through an extensive industrial base. Rhodia also provides the ability to offer end-to-end solutions, from the management of used sulfuric acid at customer facilities to the resale or delivery of the purified end product. In Europe, the business ranks among the market leaders. Rhodia Eco Services also holds strong positions in particularly difficult-to-treat hazardous industrial waste through Teris, which recently began offering a full array of treatment technologies in the United States.

The growing interest of heavy industry for zero waste solutions is expected to drive faster growth in this business, which is consistent with Rhodia’s sustainable development strategy. In 2001, several long-term sulfuric acid regeneration contracts were signed in partnership with large manufacturers.

Rhodia Eco Services is consolidating its positions in the European sulfuric acid regeneration and hazardous industrial waste treatment markets, while improving the competitiveness of its products and services. The business also increased its share of the effluent treatment market, with a focus on segments (such as foam control, sludge dewatering and membrane filtration), which offer the most promise and the best opportunities to leverage its technological leadership.

Electronics & Catalysis. With 30% of the worldwide market in 2001, Electronics & Catalysis is the only Western company to produce rare earths and leverage their physical and chemical properties. Its technological lead in this area is driving the development of performance products meeting the most exacting quality standards. The business capitalizes on its global presence to deliver technological expertise and local services in the United States, China, Japan and Europe. Its two strategic plants in China facilitate access to raw materials, thus enhancing the attractiveness of its products.

Rare-earth based products are helping to support the development of increasingly small electronic components, faster, more efficient communication devices and systems, new flat screen technologies and innovative lighting and display systems. Their outstanding properties have spawned numerous consumer applications by enabling greater miniaturization with enhanced reliability, performance and battery time.

Electronics & Catalysis’ marketing and innovation strategy is based on close partnerships with customers, and increasing involvement far upstream in the product development cycle. In a number of areas, such as automotive emissions control and industrial gas scrubbing, the business’ catalysis expertise and materials help to implement solutions to reduce or diversify consumption (e.g., with non-renewable resources) and environmental impact (e.g., by curbing greenhouse gases). They also support the introduction of alternative power generation solutions for tomorrow’s clean energy sources.

Acetow. In terms of capacity, Acetow is one of the world’s three largest manufacturers of acetate tow, a raw material used to make cigarette filters. It maintains preferential relationships with major cigarette manufacturers around the world through long-term contracts. Over the past ten years, Acetow has regularly enhanced its positions with cigarette manufacturers. Its production process is based on high-performance techniques combined with sophisticated quality control systems. Acetow is competitive both in terms of costs and location, with facilities in Germany, Eastern Europe and Latin America to support its customers’ international expansion.

The growing global shift from non-filter to filter cigarettes is pushing up demand in the tow market, which grew by 3% in 2001. Heightened liability issues arising from increasingly strict regulations are prompting cigarette manufacturers to look for ways to mitigate the harmful effects of tobacco. The business is also developing a new generation of filters capable of significantly reducing the effects of tobacco and responding to new legislative requirements.

The Group is pursuing expansion in emerging economies in Eastern Europe and Asia, where cigarette filter demand is climbing rapidly. Growth is also being led by consumer demand for increasingly varied products, such as light cigarettes and longer and biodegradable filters. To serve these markets, Acetow strengthened its industrial base in 2001 by closing a plant in Brazil and extending its manufacturing best practices to all four of its other facilities.

Acetow has identified partnerships with cigarette manufacturers to develop new-generation filters as a major area of diversification. By leveraging the full range of Rhodia capabilities, Acetow is developing products and processes to produce filters that preserve the flavor of tobacco. The business is also developing a new generation of filters capable of significantly reducing the effects of tobacco and responding to new legislative requirements.

Technologies

  Rare earths are natural elements just like oxygen, iron or carbon. Their particular molecular structure makes them extremely difficult to separate, but gives them unique physical and chemical properties used in many areas, including catalysis, luminescence, optics, magnetics and electronics. Despite their name, rare earths are quite common; the lanthanides are as abundant as copper in the Earth’s crust.
  Acetate tow is produced from wood pulp in a two-step process. Cellulose acetate is first made by reacting wood pulp with acetic anhydride, then dissolved in acetone and spun and curled to produce a cable comprising thousands of fibers. The number and size of the fibers varies according to the desired performance characteristics.
  Eco Services offers products, equipment, systems and services to industrial manufacturers for controlling the environmental impact of their activities. Eco Services’ main activities are the regeneration of used sulphuric acid and water treatment.

Global Change Initiatives

Beginning in 1998, the year of the Group’s creation, Rhodia launched a number of far-reaching Global Change Initiatives to enhance its competitiveness. These programs seek not only to cut costs substantially, but also to optimize asset use and increase sales of high value-added products. A significant portion of the savings obtained is reinvested in marketing and sales in order to boost market share through lower sales prices.

Jump-Bingo-WCM (World Class Manufacturing)

The Bingo and Jump cost-cutting programs have been integrated into operating unit objectives through the implementation of local productivity plans. As a result, while reducing variable as well as fixed costs remains a Group priority, target figures will no longer be disclosed. The WCM program aims to improve overall industrial performance, from the receipt of raw materials at production facilities to delivery of finished products to customers. This program enables Rhodia to achieve cost savings, enhance customer satisfaction, optimize industrial capacity utilization and reduce working capital requirements.

R&D Efficiency

Rhodia rolled out a new global research organization in 1999 to improve R&D efficiency. As part of this effort, the Group’s internal project selection process has been completely revised, with new projects now judged on their potential net discounted cash flow. In addition, a monitoring system allows projects to be curtailed at any moment should they fall short of expectations. Outside the Group, key customers have been associated closely with major research projects in order to assure optimal coordination between technological innovations and user requirements.

Commercial Excellence

Developed at the end of 1999 to improve sales and marketing efficiency, the Commercial Excellence program is one of the Group’s many Customer Relationship Management (CRM) initiatives, Commercial Excellence contributes to Rhodia’s growth by seeking improvement in three areas: people and organization, tools and methods, and the development of e-business. Action plans implemented in 2000 saw their first concrete applications in 2001, with the selection and adaptation of a dedicated software package and the tool’s deployment in a specific customer segment. Several hundred users have been equipped and trained out of a total that eventually will exceed 2000.

E-business

The Group’s e-business strategy has been consolidated through creation of an internal e-network and the launching of targeted initiatives. In 2001, Rhodia laid its e-business foundations with a number of practical measures aimed at automation of the purchasing and procurement process: the implementation of an internal e-procurement system (excluding raw materials procurement) at 25% of the sites in Europe and the U.S.; the creation of KeyMRO, a joint-venture procurement company (excluding production procurement), in partnership with Schneider Electric, Thomson Multimedia and Usinor; and the Group’s participation in Elemica, the e-market exchange platform created in 2000 by 22 major chemical companies.

In 2001, Rhodia also launched several projects to strengthen customer relations: implementation of second-generation web sites providing advanced marketing and CRM functions; expansion of the marketing offer through deployment of a common global e-commerce platform (with 60% of Group businesses equipped by year-end 2001); enhanced exchanges and new Web-based communications tools (groupware tools, webinars, etc.). To support these developments, training and information initiatives focusing on the importance of e-business and new technologies have been made available for all employees. These tools will be gradually deployed in all Group entities in 2002. All sites in Europe and the U.S. will be equipped with the e-procurement system and all Enterprises will be equipped with the e-commerce platform.

Insurance

Rhodia has evaluated the coverage for risks and insurance in force for product liability, property damage, business interruption and other potential risks. The Group seeks to reduce its exposure to these types of risks and will continue to devote significant efforts to maintaining and improving security and internal control programs. Despite the sharp rise in insurance premium costs and the level of deductibles imposed by market conditions, Rhodia believes that its insurance coverage and the amounts and the risks insured are comparable to those of other companies in the chemicals industry. While Rhodia cannot guarantee that it will not incur an uninsured loss, its financial, earnings and cash situation should not be materially affected.

Research and Development

Specialty chemical makers were originally mere producers of molecules, but over time they have evolved into designers of exclusive solutions. One of the essential growth levers for Rhodia is its ability to respond to its customers’ specific needs and to innovate through five centers of expertise: organic synthesis, inorganic synthesis, polymer synthesis, material physics and physical chemistry of dispersed materials.

Research and development constitutes an important part of Rhodia’s activities. The table below sets forth research and development expenses by Division and as a percentage of Division net sales (including sales to other Divisions) for the three years ended December 31, 2001.

	Year ended December 31,
	1999		2000		2001
	(€ millions,except percentages) (unaudited)
	€	%	€	%	€	%
Fine Organics	26	2.8	31	2.4	23	1.9
Consumer Specialties	42	3.7	52	2.4	56	2.6
Industrial Specialties	55	5.0	58	4.7	51	4.2
Polyamide	34	2.6	37	2.3	36	2.5
Services & Specialties	24	2.7	25	2.5	22	2.2
Polyester	3	–	3	–	3	–
Other	6	–	6	–	24	–
Total(1)	190	3.4	212	2.9	215	3.0

(1) Total research and development expenses, and total research and development expenses as a percentage of consolidated net sales.

After reconfiguring its R&D organization in 2000, Rhodia is now focusing on improving R&D productivity by speeding up innovation and shortening time-to-market cycles. Rhodia’s R&D structure is based on:

  Cross-fertilization between marketing, research and production teams through Rhodia’s four multidisciplinary R&D centers, located in Lyon and Aubervilliers (France), Cranbury, NJ (USA), and Paulinia (Brazil), serving the Group’s worldwide activities and home to 60% of Rhodia’s 1,500 researchers.
  Maintaining proximity with customers through Rhodia’s network of more than 30 technical development centers located throughout the world designed to serve customers at a local level.
  Focused cooperation with outside expertise, with 6% of the R&D budget dedicated to cooperation agreements with leading universities and research centers, such as National Scientific Research Center (CNRS) in France, the University of California at Santa Barbara and Princeton University in the United States, the Université Catholique de Louvain in Belgium, and Universidade Estadual de Campinas in Brazil.

Rhodia files more than 200 patent applications in an average year, and 12.6% of its sales come from products that are less than five years old.

The following are among the innovations made possible in 2001 by Rhodia’s R&D efforts:

MERYL SKINLIFE. Developed by Nylstar in partnership with Benetton, MERYL SKINLIFE polyamide fibers prevent the development of odors with a bacteriostatic agent embedded in the fiber. This new smart fiber has become a marketing factor for some of Benetton’s new collections.

Tailor-Made for Roche. The Roche Nicholas laboratories, a long-standing Rhodia partner, is looking for ways to optimize its effervescent delivery systems, particularly for multi-vitamins. The challenge is two-fold: develop an easy-to-handle compound that guarantees the delivery of essential inorganic salts. Through Rhodia’s ability to cross-fertilize its expertise and technological capabilities, a new “two-in-one” formula, currently used in food applications, is expected soon in the pharmaceuticals market.

Oil Well Productivity. As a preferred partner of oil drilling service companies like Halliburton, Petrolite and Schlumberger, Rhodia cross-fertilizes its silicone, latex, polymer, surfactant and hydrocolloid technological capabilities to create a customized solution for a variety of problems. New fluids have been developed, based on improved technologies and concepts used in other applications such as detergents. This technological breakthrough enables faster oil extraction and significantly reduces the risk of damage.

RHOXIMAT Nyl. Adapting polyamide fibers to the construction industry, Rhodia developed RHOXIMAT Nyl, an innovative combination of polyamide and latex technologies that considerably improves the resistance and durability of materials used to coat facades and flooring or to bond ceramic tiles, while at the same time providing improved safety and appearance.

Phosphor for Plasma Screens. As a leader in rare earth-based high-tech products, Rhodia contributes to the plasma screen market, which is growing by 80% a year. Rhodia’s R&D team partnered with Samsung to develop new phosphors that improve image clarity and quality and extend the life of new-generation plasma screens.

Athletic Shoes. Combining its polymer and silicone expertise, Rhodia is developing a new generation of silicas for the soles of athletic shoes. These highly dispersible silicas, used in Nike’s latest Shox basketball shoes, increase durability and provide manufacturers with greater flexibility in terms of design, weight and sole thickness.

Raw Materials

Rhodia purchases raw materials and chemical intermediates from a large number of third parties, with a centralized purchasing department procuring the entirety of the raw materials needs of each of Rhodia’s Divisions. On an aggregate basis, Rhodia’s expenses for purchases of its raw materials totaled approximately € 1.7 billion in 2001, as well as an additional € 300 million in energy purchases.

Any significant change in raw material costs can have a significant effect on Rhodia’s earnings. Changes in prices of raw materials cannot always be passed on to the customer as higher prices for finished goods, hence profit margins may be affected. Moreover, competitive pressures may drive down selling prices in the wake of lower raw material prices, thereby limiting the potential for improved profits. As a hedge against fluctuations in the prices of raw materials, Rhodia has recourse to medium- and long-term contracts for the primary materials used in its production. The table below lists the principal raw materials purchased by Rhodia from outside sources for its production operations and the principal products for which such materials are used.

DIVISION	RAW MATERIAL	PRODUCTS USED FOR
Fine Organics	Benzene, propylene	Phenol
	Methanol	Methyl chloride
Consumer Specialties	Elemental phosphorus, phosphoric	Phosphate
acid, rock phosphate
	Ethylene oxide	Surfactants
Industrial Specialties	Styrene, butadiene	Latex
	Methanol	Silicones
Polyamide	Butadiene, cyclohexane	Polyamide intermediates
	Natural gas	Polyamide intermediates
Services & Specialties	Sulphur	Sulphuric acid, carbon disulphide

Major requirements for key raw materials and energy are typically satisfied pursuant to medium- or long-term relationships and contractual agreements with suppliers. Rhodia is not generally dependent on any one supplier for a major part of its raw materials requirements, but certain important raw materials are obtained from a few major suppliers. In general, where Rhodia has limited sources of raw materials, it has developed contingency plans to minimize the effect of any interruption or reduction in supply.

Temporary shortages of raw materials may occasionally occur and cause temporary price increases. In recent years, such shortages have not resulted in unavailability of raw materials. However, the continuing availability and price of raw materials are subject to unscheduled plant interruptions occurring during periods of high demand, or due to domestic and world market and political conditions, as well as to the direct or indirect effect of European and national regulations. During periods of high demand, certain raw materials are subject to significant price fluctuations, and, in the past, such fluctuations have had an adverse impact on the results of operations of Rhodia. The impact of any future raw material shortages on Rhodia’s business as a whole or in specific geographic regions cannot be accurately predicted. Operations and products may, at times, be adversely affected by legislation, shortages or international or domestic events. See also “Item 5. Operating and Financial Review and Prospects.”

Sales, Marketing and Distribution

Rhodia sells its products in over 150 countries through decentralized sales, marketing and distribution functions. Such functions are currently carried out pursuant to policies established by the management of each enterprise. Rhodia’s products are generally sold in bulk for use in industrial applications or subsequent reformation or incorporation in consumer and business goods. In connection with Rhodia’s strategy of increasing accountability of enterprise management, sales, marketing and distribution, which in the past were managed mainly by local subsidiaries responsible for several enterprises, are increasingly being placed under the direct responsibility of the management of individual enterprises. In addition, Rhodia is putting increased emphasis on key account management across geographic regions in order to establish global sales, marketing and distribution arrangements for customers operating internationally.

Sales in all Divisions are generally on a purchase order basis; however, longer-term arrangements have been established with certain key customers or when dictated by customer requirements. Such arrangements generally do not extend beyond one year. Rhodia occasionally enters into long-term arrangements for periods ranging from three to five years with customers who consider their purchases to be strategic products or with whom Rhodia has jointly developed customized products.

Health, Safety and Environment

The Group’s Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continual improvement.

This policy is part of Rhodia’s Commitment to Progress, aimed at sustainable growth. On a day-to-day basis, this policy seeks sustained improvement in the following areas:

  Good practices and a standard of excellence on the part of personnel in addressing health and safety issues;
  Protection of the environment at industrial sites, for the safety and well-being of local populations;
  Responsible product management in relations with customers by integrating HSE throughout the life-cycle of Rhodia’s products.

Safety and environment. Rhodia has developed its own system for managing the safety of its employees and sites, which goes beyond ISO 14000 standards, the current environmental norm. Rhodia requires that its own system be enforced at all sites, regardless of their size or the nature of their activities. In addition, sites are regularly audited.

Controlling industrial risks requires identifying and ranking them by severity; preventive measures must also be taken to avoid irreversible impacts. Rhodia’s industrial sites are inspected at least once every five years to ensure the safety of local populations. Moreover, Rhodia engages in systematic preventive procedures regarding the health of its own employees, persons working at Rhodia sites, people living in neighborhoods adjacent to Rhodia plants, and the users of Rhodia products. Every workplace at every business unit throughout the world is evaluated for exposure to physical, chemical and biological risk.

Rhodia seeks to improve its safety record on an ongoing basis. This requires daily individual commitment by all of the Group’s employees, especially its managers. Accordingly, members of the Executive Committee regularly inspect Rhodia’s sites without prior warning. The results speak well for the efforts expended: the rate of accidents has declined each year. The accident frequency rate, with or without work stoppage, declined 17% in fiscal year 2001 compared with fiscal year 2000. Rhodia intends to do even better. For instance, it will deploy new worldwide behavioral procedures such as BBS (Behavior Based Safety), which have yielded proven results at the U.S. sites where they have been adopted.

The table below sets forth certain information relating the accident frequency rate for the fiscal years 1999, 2000 and 2001.

	1999	2000	2001
TF1(1)	2.2	2.1	2.1
TF2(2)	6.2	5.8	4.8
TF1EE(3)	7.1	6.4	4.0
(1)	TF1: Accident Frequency Rate resulting in a work stoppage, expressed in terms of number of accidents per million hours worked.
(2)	TF2: Accident Frequency Rate with or without work stoppage, expressed in terms of number of accidents per million hours worked.
(3)	TF1EE: Accident Frequency Rate with or without work stoppage, for companies outside the Rhodia Group but involved in work at Rhodia sites.

Environment. In 2001 Rhodia devoted € 171 million to safety and the environment and invested € 67 million in installations designed to reduce water and air pollutants as well as waste products. These investments are part of Rhodia’s ongoing improvement programs that have been in place for several years and that account for growth in the Group’s industrial activities.

Since 1990 Rhodia’s discharges into the air and water, as well as generation of other waste products, have decreased by 40-50%. In 2000, for instance, emissions of VOCs (volatile organic compounds), which affect the ozone layer, declined by 10%. Rhodia is also pursuing its policy of investing in co-generation units, such as the plant currently under construction at its site in Chalampé, France, to reduce its energy consumption levels.

In 2000 Rhodia implemented a data reporting procedure based on European Chemical Industry Council (CEFIC) standards. This procedure combines both raw data and indicators based on overall environmental impacts at over 90% of the Group’s sites.

Social Commitment. With its workforce of 26,925, approximately two-thirds of which is outside France, Rhodia is a global player facing human and social challenges. It meets these challenges in a spirit of sustained improvement, innovation and strict ethics. The Group is committed to a proactive policy of dialogue with employees, career planning on a world scale, and implementation and encouragement of an organization firmly based on strong ethical principles.

Rhodia is committed to:
  Respecting its agreements with customers and engaging in an open, sincere dialogue with them.
  Developing loyal, transparent relationships with its suppliers.
  Respecting its neighbors in host communities all over the world.

Intellectual Property

Rhodia owns a large number of patents that relate to a wide variety of products and processes. Each year, Rhodia files over 200 new patent applications, and is also licensed under a small number of patents owned by others. In addition, Rhodia owns a considerable number of registered trademarks throughout the world, under which it markets its products. Such patents and trademarks in the aggregate are of material importance in Rhodia’s operations. In addition to patent protection, Rhodia also relies on its know-how and technical expertise in many of its manufacturing processes for developing and maintaining its market position.

Although exclusivity can be maintained on a relative basis for certain products following patent expiration through know-how and technical expertise, the expiration of a patent can result in intense competition, including from lower cost producers, and erosion of margins. Prior to and following expiration of the patent for a key product, Rhodia will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used. Management does not believe that the loss of patent protection for any particular product or process would have a material adverse effect on Rhodia’s financial condition, results of operations or cash flows.

Government Regulation

Production and marketing of chemical substances are regulated by domestic and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, Canada and Japan are most significant to Rhodia’s business. The most important of these laws include the European Inventory of Existing Chemical Substances, the European List of Notified Chemical Substances, the United States Toxic Substances Control Act Chemical Substances Inventory, the Domestic Substance List of Canada and the Japan Handbook of Existing and New Chemical Substances. Chemicals that are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist. Rhodia personnel work closely with the regulatory agencies of theses countries to bring new chemicals and products to market.

Rhodia also actively seeks approvals from the U.S. Food and Drug Administration (FDA) for certain specialty chemicals, principally where Rhodia believes that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food. In addition, certain chemicals to be used in the manufacture of food and/or drug products are subject to thorough review by Rhodia’s staff and, where applicable, the FDA.

Property, Plants and Equipment

As of December 31, 2001, Rhodia operated 125 production sites worldwide, excluding closed sites and sites operated by joint ventures accounted for under the equity method. The net book value of Rhodia’s property, plants and equipment was € 3.6 billion as of December 31, 2001, of which € 1.0 billion corresponded to assets located in France. Many sites contain two or more facilities operated by different Divisions. Net fixed assets located in France, North America and Latin America accounted for approximately 27.5%, 26.8% and 23.9% respectively, of Rhodia’s net fixed assets base as of December 31, 2001. All of Rhodia’s major manufacturing facilities have qualified for ISO 9001 or ISO 9002 certification. Rhodia owns entirely its principal manufacturing facilities and substantially all of the land on which such facilities are located. Rhodia has also entered into several production arrangements and participates with interests of up to 50% in more than 20 joint ventures accounted for under the equity method.

The table below sets forth the number of Rhodia’s principal production sites, by Division and geographic region, as of December 31, 2001. The sizes of Rhodia’s sites vary considerably in terms of employees and production capacity.

Production Sites(1)

	Europe	North America	Latin America	Asia/Pacific	Total
Fine Organics	11	3	1	1	16
Consumer Specialties	17	13	4	6	40
Industrial Specialties	16	5	1	7	29
Polyamide	13	–	3	5	21
Services & Specialties	7	7	1	2	17
Polyester	–	–	2	–	2
Total	64	28	12	21	125
(1)	Of the 125 sites, 16 serve two or more Divisions. These sites are listed in the table under the principal Division utilizing the site. Table excludes facilities operated by joint ventures accounted for under the equity method.

Utilization of Rhodia’s principal facilities may vary with economic and other business conditions. Rhodia’s business facilities generally have sufficient capacity for existing needs and expected near-term growth. The acquisition of ChiRex in September 2000 has given Rhodia access to large cGMP capacities to custom-manufacture active ingredients and advanced intermediates for the pharmaceutical industry, thus enabling high future growth in this field. As part of its global productivity review, the management of each Division is reviewing its facilities to identify opportunities for closure or consolidation. Where possible, Rhodia seeks to consolidate production at lower cost sites in order to enhance operating efficiency. Rhodia is strengthening its position in emerging markets, particularly Asia-Pacific, by expanding its facilities in these areas, generally by entering into joint ventures with local producers.

Many of Rhodia’s manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Consistent with its past practice, Rhodia is continuing to investigate and remedy or monitor soil and groundwater contamination at certain of these sites. Based on information presently available, Rhodia has budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changing laws, could result in increased costs and liabilities. See “Item 3. Key Information – Risk Factors.” Rhodia may claim indemnification from Aventis with respect to certain costs that may arise from certain unanticipated environmental liabilities.

See “Item 7. Major Stockholders and Related Party Transactions.”

Item 5. Operating and Financial Review and Prospects

The discussion below is based on, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto included elsewhere in this annual report. Rhodia’s Consolidated Financial Statements have been presented in the euro since the euro’s adoption by France on January 1, 1999. See “Item 3. Key Information – Exchange Rate Information.”

EBITDA, as defined by Rhodia, equals operating income before depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of operating performance, or as an alternative to cash-flow, as a source of liquidity, and may not be comparable with EBITDA as defined and reported by other companies.

Overview of 2001

In a difficult 2001 economic environment that continued to feel the effects of high raw material prices, Rhodia launched a number of restructuring measures aimed at enhancing its long-term profitability. These measures, designed to significantly reduce fixed costs and support the ongoing improvement in available cash flow, included the following:

  Comprehensive overhaul of all Group Divisions to optimize capacity utilization and reduce overheads.
  Strict inventory control to significantly reduce existing levels.
  Limiting capital expenditures to € 400 million in 2002 and in 2003 as a result of improved project selection and the impact of the 2001 restructuring.
  Improving selectivity in research and development projects on the basis of expected earnings potential, while maintaining the R&D efforts necessary to drive future growth.

Restructuring costs increased from € 20 million in 2000 to € 253 million in 2001. These costs include restructuring charges (€ 163 million in 2001 versus € 14 million in 2000) and the exceptional write down of assets linked to restructuring measures, which increased from € 6 million in 2000 to € 90 million in 2001 (including € 25 million for the accelerated amortization of goodwill).

Other items affecting earnings included:

  A non-recurring charge of € 26 million linked to the temporary shutdown for the extension of the Polyamide production plant at Chalampé, France (Butachimie joint venture), charged to production costs.
  Provisions for risks and non-recurring items of € 80 million charged to pretax income.

In addition, higher raw material and energy prices in 2001 compared with the prior period resulted in an increase in costs of € 166 million (at constant scope of consolidation and exchange rates). On the other hand, the Group benefited from synergies achieved by the integration of Albright & Wilson in 2000 as well as from the results of the Global Change Initiatives programs launched in 1998.

Net sales declined by only 1.9%, demonstrating Rhodia’s ability to withstand the major crises affecting certain end markets, such as textiles and electronics, by capitalizing on its strong product range in high value-added segments that are less vulnerable to downturns.

Finally, positive cash flow generation and an improved working capital position demonstrated the Group’s ability to optimize day-to-day management of its businesses.

Certain Factors Affecting Rhodia’s Financial Condition and Results of Operations

Certain factors affecting Rhodia’s financial condition and results of operations are described below. For further discussion of these and certain other factors, see “– Results of Operations”.

General Economic Conditions

Rhodia’s products serve a broad range of industries worldwide. Rhodia’s sales in Europe, North America, Latin America and the Asia/Pacific region accounted for approximately 51%, 22%, 16% and 11%, respectively, of Rhodia’s net sales by destination for 2001, and therefore overall demand for Rhodia’s products is affected by general economic trends primarily in the industrialized countries. Rhodia’s strategic refocusing on specialty chemicals is intended to make its operations less sensitive to economic cycles in certain business sectors.

Exchange Rate Fluctuations

Rhodia publishes its Consolidated Financial Statements in euro. Because a substantial portion of its assets, liabilities, sales and earnings are denominated in currencies other than the euro, Rhodia has a translation exposure to fluctuations in the values of these currencies against the euro. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar against the euro, could have a material impact on Rhodia’s financial condition and results of operations. In 2001, the net impact on Rhodia’s consolidated sales of currency fluctuations in relation to the euro was marginal (a 1% increase from the dollar and a 1.8% decline from the Brazilian real).

A depreciation in the dollar against the euro would lessen the euro-value of sales and revenues generated in dollar-zone countries, and could lower the competitiveness of products manufactured by Rhodia in Europe compared to exports from the United States and other dollar zones. This effect would be partially offset by exchange rate variations in the euro-cost of much of the Group’s raw materials and energy purchasing requirements.

The table below sets forth average exchange rates of the euro with respect to key currencies in 1999, 2000 and 2001.

	Average exchange rates and changes(1)
Currency	1999	% change 1998/1999	2000	% change 1999/2000	2001	% change 2000/2001
U.S. dollar / euro	1.07	(3.6)	0.92	(14.0)	0.90	(2.2)
Pound sterling / euro	0.66	(1.5)	0.61	(7.6)	0.62	1.6
Brazilian real / euro	1.93	37.8	1.69	(12.4)	2.10	24.3
(1)	Daily exchange rates published by the Banque de France on the 5th, 10th, 15th, 20th and 25th of every month for 1998 and 1999. Daily currency prices for 2000 and 2001, published by the European Central Bank.

To reduce exposure to short-term exchange rate changes, positions on foreign currency purchasing and sales transactions are calculated daily and hedged against rate changes with respect to the euro using appropriate financial instruments. Positions are recorded at market value. Over-the-counter forward agreements are used with maturities of generally less than six months. The foreign exchange risk exposure used to calculate risks related to derivatives (see below) involves only exchange positions on advance-order sales in currencies other than the euro over the coming three-month period. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk” and Notes 1b, 1k, 22 and 24 to the Consolidated Financial Statements included in this Annual Report.

Cost of Raw Materials

On an aggregate basis, Rhodia’s expenses for purchases of its raw materials in 2001 totaled approximately € 1.7 billion as well as an additional € 300 million in energy purchases. Significant variations in the costs of raw materials can affect Rhodia’s financial results. Rhodia continually tracks the prices of key raw materials through a raw materials index encompassing Rhodia’s top 100 strategic raw materials. Based on a base value of 100 taken in 1999, the strategic raw materials index decreased four base points from an average of 119 base points for fiscal year 2000 to an average of 115 base points for fiscal year 2001. This decrease in raw materials index corresponds principally to decreases in the prices of raw materials linked to oil prices. The main raw materials that affected the price index in 2001 were ethanol, styrene, butadiene, propylene and benzene.

The 20 principal raw materials shown below together represent € 1,100 million in costs, or 65% of Group key raw materials purchases in 2001.

Acetic Acid	Glass Fiber
Ammonia	Nitric Acid
Benzene	Phosphorus
Butadiene	Phosphoric Acid (MGA)
Caustic Soda	Phosphoric Acid (PWA)
Caprolactame	Propylene
Cumene	Rock Phosphate
Cyclohexane	Styrene
Ethylene Oxide	Sulfur
Gas	Wood Pulp

After maintaining an average price above U.S.$ 26.60 a barrel during the first three quarters of 2001, the average Brent reference price declined to U.S.$ 19.70 in the fourth quarter (source: Chemical Market Associates Inc.). As a result, average prices over 2001 for most of Rhodia’s key raw materials remained very close to 2000 levels, keeping purchasing costs high.

Because of the length of manufacturing cycles, the positive impact of the decline in raw material prices is only felt in the accounts after a delay of three to four months. Inventories also had an unfavorable impact, because many products sold in 2001 were manufactured at the end of 2000 or the beginning of 2001 at relatively high costs. Increases in the sales prices and improvements in the product portfolio were therefore not sufficient to offset the additional € 166 million cost of raw materials compared with 2000.

Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and may, in certain cases, create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, cause prices also to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, Rhodia’s major requirements for key raw materials are typically satisfied pursuant to medium-or long-term contracts. See “Item 4. Information on the Company -Raw Materials.”

Scope of Activities Included in the Consolidated Financial Statements

During the period covered by the discussion below, Rhodia has pursued a program of focusing on the specialty chemicals business and reducing its activities in chemical commodities. The principal acquisitions, divestitures and other changes in the scope of activities included in Rhodia’s financial statements during the three years ended December 31, 2001, are set forth below.

2001: Sales of European Surfactants and Empicryl. In April 2001, Rhodia sold Albright & Wilson’s (A&W) European surfactants business (research, manufacturing and marketing) to Huntsman International LLC. In June 2001, Rhodia sold the Empicryl lubricant additives businesses to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven. Net sales of A&W’s European surfactants and Empicryl lubricant additives businesses for the period April 1, 2000 to December 31, 2000 were € 339 million.

2000: Fine Organics. ChiRex, a U.S. company specializing in high technology services to the pharmaceutical industry, was integrated into Rhodia’s Fine Organics Division during the fourth quarter of 2000, following the friendly takeover bid launched in July of that year. In order to gain maximum advantage from the expertise of ChiRex’s teams, Rhodia contributed to ChiRex its own pharmaceutical-related activities, creating a new entity, Rhodia ChiRex.

Consumer Specialties. Albright & Wilson was consolidated by Rhodia effective April 1, 2000. Following this acquisition, the Group became the world’s leading producer of specialty phosphates. The complementary marketing, technological and geographic fit of Albright & Wilson and Rhodia produced results from the outset, and the synergies achieved exceeded forecasts. Savings of € 22 million over nine months in 2000 were followed by € 57 million in full-year 2001. The Group now forecasts additional savings of € 25 million in 2002, bringing the total to more than € 100 million annually, which is above the € 90 million target.

Management cautions that the synergy gains set forth in this paragraph are forward-looking statements (within the meaning of section 27A of the Securities Act and section 21E of the Securities Exchange Act) and are based on management’s current expectations. Rhodia’s success in achieving these strategic objectives will depend on, among other factors, Rhodia’s ability to efficiently merge the businesses’ sales forces, reduce fixed and variable costs and successfully pursue Albright & Wilson’s “Way Forward” program.

1999: Fine Organics. In March 1999, Rhodia sold its equity interest in the 50/50 joint venture Chloralp to its joint venture partner, Laroche Industries. Chloralp is a European producer of chlorine and sodium hydroxide.

Industrial Specialties. On January 4, 1999, Rhodia signed an agreement with ISIS, IFP (Institut Français du Pétrole) and Procatalyse, pursuant to which Rhodia sold its 50% stake in Procatalyse, a joint venture with ISIS. Procatalyse markets catalyzers, absorption agents, and containment materials for the refining, petrochemical and gas industries. In addition, Rhodia Chimie sold certain intellectual property, up to then licensed to Procatalyse, to the IFP. Rhodia Chimie contributed to Procatalyse a significant portion of its facilities at Salindres (France), which will be devoted to manufacturing products marketed by Procatylse.

Polyamide. On December 31, 1998, Rhodia and Hoechst signed an agreement dividing the activities of their 50/50 shared subsidiary, Fairway (Brazil). Starting on January 1, 1999, Rhodia resumed management and control of 100% of Fairway’s polyamide business in Santo André and Jacarei. In 1998, this business, renamed Rhodia Poliamida, generated net sales of approximately € 146 million and employed about 1,700 persons. For its part, Hoechst took over management of the polyester business of Fairway on January 1, 1999. On January 15, 1999, Rhodia and the South Korean group Hyosung signed an agreement enabling Rhodia to acquire the Hyosung group’s Engineering Plastics Polyamide company, the sales leader in South Korea in this field. The agreement includes the acquisition of a production unit and a development center located in Anyang, a suburb of Seoul. The annual sales posted by these acquired businesses are approximately € 37 million.

Services & Specialties. In October 1999, Rhodia sold Rhodia Chimie’s Gallium business, representing sales of € 15 million in 1998.

Restructuring charges

Restructuring charges increased from € 20 million in 2000 to € 253 million in 2001. These charges include restructuring and environmental costs (€ 163 million in 2001 compared with € 14 million in 2000) and the exceptional writedown of assets linked to restructuring measures, which increased from € 6 million in 2000 to € 90 million in 2001 (including € 25 million for the accelerated amortization of goodwill). In 2000, restructuring and environmental costs concerned restructuring costs for European sites of the Polyamide and Fine Organics Divisions. In 2001, these reserves concerned the major restructuring plans developed by Group management in response to the difficult economic environment. The breakdown of these costs (restructuring and environmental costs plus accelerated depreciation and amortization) by Division is as follows:

Fine Organics: € 92 million

  Closing of two manufacturing facilities, St. Louis and New Brunswick (USA).
  Shutdown of a production unit at the Lille site (France).
  Industrial productivity improvements at the St. Fons, Mulhouse and Salindres (France) and Avonmouth (UK) sites.

Consumer Specialties: € 37 million

•	Measures to improve the competitiveness of sites in Kreuzlingen (Switzerland), Huelva (Spain) and several production units in the United States.

Industrial Specialties: € 15 million

  Closing of the Troy site (USA) and a production unit in Korea.
  Industrial productivity measures for sites in St Fons, Collonges and Ribecourt (France) and in Mexico.

Polyamide: € 46 million

  Industrial productivity measures at the Belle Etoile and Chalampé (France) and Emmenbrücke (Switzerland) sites.
  Closing of production units in Italy.
  In Brazil, reorganization of the headquarters of Rhodia Polyamide South America and industrial rationalization measures.

Services & Specialties: € 37 million

  Industrial productivity improvement for sites at Staveley (UK) and Rieme (Belgium).
  Closing of the Acetow manufacturing activity at the Santo André site (Brazil).

Others: € 27 million

  In the U.S., closing of the Shelton, Connecticut, headquarters as well as reorganization of shared services based in Cranbury, New Jersey.
  Productivity improvement measures at Division head offices and corporate functions in France, the UK, Spain and Brazil.

Rhodia’s reserves for restructuring and environmental costs are described in greater detail in Note 17 to the Consolidated Financial Statements. While these measures were implemented rapidly, the complexity of some of them will prevent the expected savings from being fully realized before the second half of 2002. Within this same time frame, the Group is targeting an aggregate 7% reduction in personnel in relation to year-end 2000 due to these restructuring measures. This target is a forward-looking statement based on management’s current knowledge and beliefs. Actual results may differ significantly for a variety of reasons, including those set forth under “Item 3. Key Information – Cautionary Statement Regarding Forward-looking Statements.”

The table below sets forth the restructuring costs recorded in 2001 by Division.

	Restructuring and environmental costs	Restructuring-related depreciation and amortization
	(€ millions)	(€ millions)
Fine Organics	(49)	(44)
Consumer Specialties	(21)	(15)
Industrial Specialties	(12)	(2)
Polyamide	(36)	(10)
Services & Specialties	(20)	(18)
Other	(26)	–
Total	(163)	(90)

In 2000 the € 14 million of provisions for restructuring and environmental costs included mainly costs for the Polyamide and Fine Organics Divisions’ European production units.

In 1999, the € 40 million of provisions for restructuring and environmental costs included principally costs related to production rationalization plans at several phosphate and silicone production facilities in France and the United States.

Results of Operations

The discussion below is based on Rhodia’s financial results for the three years ended December 31, 2001 as set forth in the Consolidated Financial Statements, unless stated otherwise.

When used to compare the results of two different periods in the discussion below, “comparable structure” means that (i) any activities included in the Consolidated Financial Statements for all or part of the latter period have been included, for purposes of the comparison, in the earlier period only for the same portion of such earlier period as they were included in the latter period; (ii) any activities which were included in the Consolidated Financial Statements during all or any portion of the earlier period but which were not included for any portion of the latter period, have been excluded, for purposes of the comparison, from the results of the earlier period. The principal acquisitions, divestitures and other changes in the scope of activities included in the Consolidated Financial Statements for 1999, 2000 and 2001 are described above under “— Scope of Activities Included in Consolidated Financial Statements.”

Net sales

The tables below set forth certain financial and business data for Rhodia.

Consolidated Net Sales and Contribution by Division
	2000	2001
	(€ millions,except percentages)
Net sales	7,419	7,279
Contribution by Division:
Fine Organics	16%	17%
Consumer Specialties	30	29
Industrial Specialties	17	17
Polyamide	21	20
Services & Specialties	13	14
Other(1)	3	3
Total	100%	100%
(1) Include polyester sales minus inter-division sales.
Contribution to Net Sales by Geographic Region(1)

	2000	2001
Europe	50%	51%
North America	23	22
Latin America	14	16
Asia/Pacific	13	11
Total	100%	100%
(1) By destination.

Net sales declined by 1.9%, from € 7,419 million in 2000 to € 7,279 million in 2001. Changes in scope of consolidation, relating primarily to the full-year consolidation of Albright & Wilson and ChiRex and disposals of the European surfactants, Empicryl and metal organics businesses, contributed 1.2%. The net currency effect was a negative 1.3%, reflecting the positive impact of the dollar/euro exchange rate (1.0%) and the negative impact of the Brazilian real, the pound sterling and Asian currencies (–1.8%, –0.2% and –0.4% respectively). On the basis of constant scope of consolidation and exchange rates, sales declined 1.7%, representing a 3.3% drop in volume (primarily reflecting severe downturns in the textile and electronics markets) and a 1.6% increase in prices.

Fine Organics. Net sales by the Fine Organics Division amounted to € 1,219 million in 2001, up 2.8% from the € 1,185 million reported in 2000. The increase was primarily due to the consolidation of ChiRex, acquired in the fourth quarter of 2000. The conversion effect was negative by 2.2%. On a comparable basis (constant scope of consolidation and exchange rates), sales ended the year down 2.3%, comprising a 1.9% decline in volumes and a 0.4% negative price effect.

The year’s overall performance reflected a significant slowdown in all the Division’s businesses during the second half. In particular, Pharmaceutical Ingredients was adversely affected by market over-capacity and highly aggressive competition from Asian aspirin and paracetamol producers. Rhodia ChiRex confirmed the growth potential of its Contract Research business, but technical difficulties during start-up of a production plant caused delays in sales of exclusive pharmaceutical molecules in the fourth quarter.

Consumer Specialties. Net sales by the Consumer Specialties Division declined by 1.2% in 2001, to € 2,164 million from € 2,192 million in 2000, primarily due to the disposal of Albright & Wilson’s European Surfactants and Empicryl lubricant additives businesses in April and June. The Division benefited from a positive conversion effect of 0.8%. On a comparable basis (constant scope of consolidation and exchange rates), sales ended the year down 1.1%, comprising a 1.7% decline in volumes and a 0.6% positive price effect.

With 43% of net sales generated in North America, the Division was particularly affected by the slowdown in the U.S. economy during the second half, worsened by the events of September 11th. Over the full year, the weakness in demand was especially noticeable in sodium tripoly-phosphates (STPP) and low value-added phosphorus derivatives. Food ingredients continued to expand, without feeling any effects from the North American slowdown. Growth in the cosmetics, detergent and food markets was driven by new product introductions.

Industrial Specialties. Net sales by the Industrial Specialties Division declined by 1.4% in 2001, to € 1,220 million from € 1,239 million in 2000, with a sharp 3.5% negative currency effect related primarily to the Brazilian real. On a comparable basis (constant scope of consolidation and exchange rates), sales were up by 2.1%, comprising a 0.9% increase in volumes and a 1.2% positive price effect. Overall, sales showed firm resistance to a deteriorating business environment.

The Paint, Paper and Construction Materials business increased sales, despite the unfavorable impact of the U.S. economic slowdown. The pricing power of the three core businesses, aliphatic di-isocyanates, specialty latex and solvents, contributed to the gain, during this period of slow volume growth. Silica sales were stable overall, with increases in Europe and the United States in the tires, toothpaste, nutraceutics and other specialty markets and sales decline in the Asian shoe market. Silicone sales demonstrated strong resilience in the face of challenging conditions in the main markets, particularly in North America.

Polyamide Division. Net sales by the Polyamide Division declined by 9% in 2001, to € 1,444 million from € 1,589 million in 2000, with a sharp 4.1% negative currency effect related primarily to the Brazilian real. On a comparable basis (constant scope of consolidation and exchange rates), sales ended the year down 5%, comprising a 6.5% decline in volumes and a 1.5% positive price effect. The decrease reflected difficulties encountered in textile markets, which slipped into deep recession in 2001 following a worldwide collapse in demand. In addition, the slump in the electronics market, which negatively affected connectors and electrical equipment, considerably weakened sales in the Engineering Plastics business. However, despite the exceptionally depressed market conditions, the Division as a whole gained new market share during the year.

Services & Specialties. Net sales by the Services & Specialties Division rose by 3% in 2001, to € 1,013 million from € 984 million in 2000, but results varied in its three Enterprises.

Acetow sales rose 11.8% to € 455 million from € 407 million the year before, led by sustained strong growth in volumes and prices, particularly in Russia, China and Brazil. At the same time, Acetow began redeploying its cellulose acetate procurement, by halting production in Brazil and increasing operations in the United States via Primester, a joint venture with Eastman Chemical Co. Sales at Rhodia Eco Services gained 1.7% during the year, to € 397 million from € 390 million in 2000. The Enterprise maintained market share while increasing prices, particularly through the sulfuric acid regeneration business in the United States and the waste treatment business. In Europe, on the other hand, the Enterprise had to deal with a serious deterioration of the sulfuric acid market following the entry of new British competitors. After an excellent year in 2000, Rhodia Electronics & Catalysis sales fell 13.5% last year, to € 162 million from € 187 million, due to a nearly 50% drop in demand from the electronics industry. This unfavorable market environment temporarily offset the impact of two years of restructuring the business portfolio and manufacturing base and disrupted the turnaround that had begun in 2000. Nevertheless, Electronics & Catalysis consolidated market share during the year and confirmed its leadership position in automotive emissions control solutions.

Other Businesses include non-core activities (mainly Rhodia Ster and “traded” product sales) and the corporate functions. Rhodia Ster, a Brazilian subsidiary, is the Group’s last remaining company in the polyester sector, from which Rhodia has withdrawn in all other world markets. In 2001, Rhodia Ster posted sales of € 337 million, down

5.4% in relation to 2000, and its EBITDA margin remained stable at 24.4% of net sales. Rhodia intends to sell Rhodia Ster when market conditions permit such sale under optimal conditions.

The corporate functions were reorganized in 2001. Most corporate management and support functions that had been included in Division structures were centralized at the Group level, enabling the Divisions to focus more effectively on their specific businesses. These restructuring measures have already contributed to lowering costs, and savings are expected to become even more substantial in 2002.

Operating expenses
	Year ended December 31,
	2000		2001
		(€ millions)
Production costs and expenses	5,053		5,166
Administrative and selling expenses	1,138		1,120
Research and development expenses	194		197
Restructuring and environmental costs	14		163
Depreciation of tangible assets	450		500
Amortization of goodwill and other intangible assets	74		117
Operating expenses	6,923		7,263

Production costs and expenses. Production costs totaled € 5,166 million, up € 113 million in relation to 2000. Raw material costs, which are included in this category, were responsible for an additional € 166 million. Also contributing to this increase were non-recurring charges of € 26 million incurred by the Polyamide Division related to the launching of a new production unit at the Chalampé site in France, including € 11 million corresponding to non-capitalized projects and start-up expenses, plus additional expenses of € 15 million for purchases and external storage linked to the temporary production shutdown.

However, the Jump (reduction of fixed costs) and the WCM programs (optimization of production capacity) provided relief on certain structural costs, limiting their impact on declining sales and partially offsetting the impact of non-recurring charges.

Administrative and selling expenses. Administrative and selling expenses declined slightly by 1%, from € 1,138 million in 2000 to € 1,120 million in 2001. Savings generated by the Jump program offset costs incurred by the Commercial Excellence and e-Business programs.

Research and development expenses. Research and development expenses increased to approximately € 215 million (or € 197 million excluding amortization). R&D expenses as a percentage of sales increased from 2.85% in 2000 to 2.95% in 2001.

Depreciation and amortization. Depreciation of tangible assets increased by 11.1% to € 500 million in 2001 from € 450 million in 2000, while amortization of goodwill and other intangible assets increased by 58.1% to € 117 million in 2001 from € 74 million in 2000. The increase in both depreciation and amortization was due principally to the exceptional charges described above under “ –Restructuring charges.”

Operating income

Operating income for 2001 stood at € 16 million compared with € 496 million in 2000, after charges for restructuring costs (€ 253 million) and other non-recurring items.

Fine Organics. In response to the challenging environment, the Division restructured operations to improve competitiveness by adjusting production capacity to market needs. The related € 92 million of restructuring charges and accelerated amortization and depreciation combined with high raw materials costs, caused earnings before interest, taxes, depreciation and amortization (EBITDA) to decline to € 73 million from € 161 million the year before.

Operating income declined from € 76 million in 2000 to a loss of € 72 million in 2001. Operating margin (operating income as a percentage of sales) declined from 6.4% in 2000 to (5.9)% in 2001. In the fourth quarter, however, the Division noted for the first time a positive impact from lower petrochemical feedstock prices, which had begun to ease in the second half.

Consumer Specialties. Former Albright & Wilson facilities were restructured during the year, leading to an improvement in capacity utilization. This was particularly the case in the Phosphates business, which closed four plants and head offices and reduced workforce levels. However, the impact of synergies arising on the integration of

Albright & Wilson, which totaled around € 75 million by the end of 2001, was more than offset during the year by higher energy prices and prices for soda ash, elemental phosphorus and other raw materials. As a result, EBITDA declined to € 184 million from € 208 million in 2000. EBITDA was also reduced by the € 20 million in restructuring expense originally scheduled for 2002 and 2003 but incurred in 2001 in the Phosphates and Phosphorus Derivatives businesses. Operating income declined 47.0% from € 83 million in 2000 to € 44 million in 2001. Operating margin declined from 3.8% in 2000 to 2.0% in 2001.

Industrial Specialties. EBITDA declined to € 125 million from € 155 million the year before, primarily due to the impact of restructuring and environmental costs (€ 12 million) and higher raw materials and energy prices. Operating income declined 39.1% from € 87 million in 2000 to € 53 million in 2001. Operating margin declined from 7.0 % in 2000 to 4.3% in 2001. Margins were adversely impacted by high raw materials prices in the first half and by greater price competition in the second.

Polyamide. EBITDA fell to € 133 million from € 271 million in 2000, due to the decline in business, reserves for restructuring (€ 36 million), exceptional expenses related to capacity expansion at the Butachimie upstream plant (€ 26 million) and the impact of higher raw materials prices (partly offset by the reduction in fixed costs). Operating income declined 82.6% from € 178 million in 2000 to € 31 million in 2001. Operating margin declined from 11.2% in 2000 to 2.1% in 2001. The restructuring programs are targeted at optimizing the industrial base to a best-cost position. In 2001, this involved the closure of five plants and production facilities in order to increase utilization of the Division’s competitive plants, particularly those located in Eastern Europe.

Services & Specialties. EBITDA declined by 12.2%, to € 172 million in 2001 from € 196 million in 2000, essentially due to restructuring. Operating income declined 37.3% from € 118 million in 2000 to € 74 million in 2001. Operating margin declined from 12.0% in 2000 to 7.3% in 2001. The performance in 2001 was led by sustained growth at Rhodia Acetow and breakeven results at Rhodia Eco Services, which offset the difficulties at Rhodia Electronics & Catalysis over the year.

Equity in earnings of affiliated companies

Income from companies accounted for by the equity method fell from € 17 million in 2000 to a loss of € 24 million in 2001. This sharp decline resulted from the collapse of the polyamide markets as reflected in the performance of Nylstar, a joint venture with SNIA to produce textile yarns. The advances made by Teris (Services & Specialties Division), a joint venture with Suez in the industrial waste treatment sector, were not sufficient to offset this decline.

Financial expense – Net

The marginal increase in net financial expense, from € 177 million in 2000 to € 186 million in 2001, is primarily due to the impact of recent acquisitions. Acquisitions carried out in 2000 (Albright & Wilson and ChiRex, consolidated respectively on April 1, 2000 and October 1, 2000) affected financial expense for only part of 2000 whereas in 2001 these charges were incurred on a full-year basis.

Despite this burden, 2001 net financial expense represented 5.8% of the Group’s average net debt, compared with 5.9% in 2000. The series of interest rate cuts in 2001 – the positive effects which take several months before being reflected in financial expense – contributed to a reduction in debt servicing, especially at the end of the year.

Net gains on disposals of assets

Net gains on the disposal of assets, which rose from € 13 million in 2000 to € 15 million in 2001, came primarily from the sale of real estate in Brazil and the Empicryl business (Consumer Specialties Division) in June 2001. In 2000, net gains on disposals primarily concerned the sale of the Kallo company.

Other income (expenses) – Net

After an expense of € 20 million in 2000, this item increased to an expense of € 123 million in 2001. The additional € 103 million expense principally reflects:

•	Reserves for two non-recurring items totaling € 50 million–the first to cover an environmental risk related to the closing of the Cubatao site in Brazil, and the second related to an arbitration proceeding between Rhodia Polyamide Intermediates, DuPont China Holding and LYPFC (Lioyang Petrochemical Fiber Company, a subsidiary of Sinopec), covering losses expected by Rhodia on the liquidation of a joint venture created in 1996 in Sanlong (People’s Republic of China).

•	The unfavorable impact of foreign exchange trends during the year, which resulted in a decline from income of € 18 million in 2000 to a loss of € 7 million in 2001.
•	The increased size of the securitization program, the costs of which rose from € 9 million in 2000 to € 17 million in 2001.

Provisions for income tax

A deferred tax asset has been recognized, corresponding primarily to the expected tax savings from the application of tax loss carryforwards generated in 2001. As a result, Rhodia recorded a tax benefit of €€94 million in 2001, compared with a provision of € 104 million in 2000.

Net income

The Group reported a net loss of € 213 million in 2001. In addition to items affecting operating income, net income was adversely affected by losses of companies accounted for by the equity method (€ 24 million) and provisions for risks and exceptional items (€ 80 million).

Earnings per share, calculated on the basis of the average number of outstanding shares in 2001 (179,103,640), represented a loss of € 1.19 compared with income of € 1.23 in 2000 (on the basis of 175,843,305 outstanding shares).

Consolidated Operating Results for 1999 and 2000

The tables below set forth certain financial and business data for Rhodia.

Consolidated Net Sales and Contribution by Division

	1999	2000
	(€ millions,except percentages)
Net sales	5,526	7,419
Contribution by Division:
Fine Organics	17%	16%
Consumer Specialties	20	30
Industrial Specialties	20	17
Polyamide	24	21
Services & Specialties	16	13
Other(1)	3	3
Total	100%	100%
(1) Include polyester sales minus inter-division sales.

Contribution to Net Sales by Geographic Region(1)

	1999	2000
Europe	53%	50%
North America	22	23
Latin America	14	14
Asia/Pacific	11	13
Total	100%	100%
(1)	By destination. Net sales

Net sales rose by 34% to € 7,419 million in 2000, compared with € 5,526 million in the previous year. Structural changes, including the consolidation of Albright & Wilson in the second half of 2000, contributed 17.6% of the increase in net sales. Currency effects, primarily reflecting the appreciation of the dollar compared to the euro, had a positive impact of 9%. On a comparable structure and exchange rate basis, the increase in net sales was 6.1%, reflecting 3.0% growth in volumes and a 3.1% rise in prices. Certain Divisions, particularly the Polyamide Division, were able to raise their prices to pass on part of the increase in raw material costs and thereby limit the pressure on margins.

Fine Organics. Sales grew strongly in 2000, by 28.2%. Changes in the scope of consolidation, including the integration of ChiRex during the fourth quarter of 2000, together with conversion effects, had a positive impact of 17.6%. Sales volume grew 5.3%, due to the strength of the perfume market and the recapturing of market share in pharmaceuticals. Price increases of 3.7% were due in large part to the intermediates business, which benefited from the rise in the price of phenol.

Consumer Specialties. The Division’s sales increased by 94.7%, from € 1,125 million in 1999 to € 2,192 million in 2000. This growth was due in large part to the acquisition of Albright & Wilson, which was consolidated into Rhodia as of April 1, 2000. Excluding changes in consolidation scope, sales increased by 1.3%, with volumes rising 2%, partially offset by a decrease in prices of 0.7%.

Growth was particularly strong in surfactants and food ingredients, due to new specialty products for personal care, such as new high-performance UV filters and a new detergent with more lathering, as well as new specialty products based on xanthan gum and guar. By contrast, sodium tripolyphosphate (STPP) declined in both price and sales volume in Europe, due to overcapacity in the industry. Rhodia closed several STPP production units at the end of the year due to overcapacity in the industry.

Industrial Specialties. The 11.5% increase in sales in 2000 resulted from a significant increase in sales volumes (5.5%), especially in Europe and Latin America, and price increases of 6%. This was due in particular to a range of new specialty products and a more dynamic marketing policy, despite a slowing of the growth rate in North America in silica and silicone applications.

Polyamide. 2000 proved to be an exceptional year for Rhodia’s Polyamide Division. Rhodia posted strong growth in volumes and prices in a market characterized by high growth. This performance was due to strong resistance to price increases for raw materials. As a result, sales grew 21% in 2000, to reach € 1,589 million, compared to € 1,313 million in 1999. Excluding changes in exchange rates and consolidation scope, sales grew 14.9%, with a volume increase of 7.4% and price increase of 7.5%. The majority of sales in the Polyamide Division for 2000 went to destinations in Europe (70%), followed by Latin America (13%), Asia/Pacific (12%) and North America (5%). All the businesses in the Division saw their volumes increase in 2000. Growth was especially strong in engineering plastics, textile yarns and intermediates.

Services & Specialties. Sales of the Services & Specialties Division grew 10.9% in 2000, with positive changes in all three businesses. Rhodia Electronics & Catalysis recorded strong growth due to rapid changes in the electronics and automobile emissions control markets and the development of new applications, such as polishing electronic chips. Rhodia Acetow benefited from the strong growth of the Chinese and Russian markets. Rhodia Eco Services also experienced substantial growth, due mainly to its water treatment business in Europe and waste management and regeneration businesses in the United States. The majority of sales in the Services & Specialties Division for 2000 went to destinations in Europe (52%), followed by North America (29%), Asia Pacific (11%) and Latin America (8%).

Non-core and peripheral businesses are grouped as “other” in Rhodia’s financial reporting system. This primarily includes Rhodia Ster and corporate expenses. In 2000, the recovery of the PET market lifted Rhodia Ster’s results. Sales rose by 50% compared to 1999, to € 356 million, and its EBITDA margin exceeded 20%.

Operating expenses

Operating expenses for 2000 amounted to € 6,923 million, an increase of 35.3% from operating expenses of € 5,117 million for 1999.

Production costs and expenses. Production costs rose to € 5,053 million, an increase of € 1,459 million. Of this increase, € 1,034 million was related to volume, currency effects and changes in the consolidation scope, and € 425 million resulted from increases in raw material prices. However, the Jump program enabled Rhodia to reduce fixed production costs by 2.5%, and the WCM program increased production capacity while minimizing unit costs in production.

Administrative and selling expenses. Administrative and selling expenses increased by 28.8% to € 1,138 million in 2000, compared to € 883 million in 1999. Excluding changes in exchange rates and the scope of consolidation, administrative and commercial expenses remained stable compared to 1999, and selling expenses remained stable as a percentage of net sales. Cost savings achieved through the Jump program were offset by exceptional expenses incurred for the launch of the Commercial Excellence program and e-business initiatives.

Research and development expenses. Research and development expenses rose by 10% compared with 1999. Despite this increase, R&D expenses as a percentage of sales declined from 3.4% in 1999 to 2.9% in 2000. This decrease reflected the integration of Albright & Wilson, which allocated a small percentage of sales to research activities. Rhodia’s objective is to return to the 1999 level, which is on par with the industry average.

Restructuring and environmental costs. Reserves for restructuring and environmental costs amounted to

€ 14 million in 2000, down from € 40 million in 1999. This figure mainly included restructuring costs for the Polyamide and Fine Organics Divisions’ European production units. In 1999, additional reserves were recorded to cover the cost of rationalization measures at phosphate and silicone manufacturing facilities in France and the United States.

Depreciation and amortization. Depreciation and amortization increased by € 101 million to reach € 524 million compared to € 423 million in 1999, essentially reflecting changes in the consolidation scope and, to a lesser extent, amortization of acquisition-related goodwill.

Operating income

Operating income for 2000 stood at € 496 million, representing a 21.3% increase over 1999.

Fine Organics. EBITDA rose to € 161 million, up 11% from 1999 despite the strong impact of the increase in raw material prices for the Division, which primarily uses organic materials. The costs of integrating ChiRex and persistent difficulties in the agrochemical market also weighed on the Division’s operations. The negative effects were partially offset by the high level of sales and major efforts to reduce fixed costs. Operating income decreased 5.0% from € 80 million in 1999 to € 76 million in 2000, and operating margin decreased from 8.7% to 6.4%.

Consumer Specialties. The Division posted an EBITDA increase of 121% to reach € 208 million in 2000, compared with € 94 million in 1999. This growth was due partly to structural impact (Albright & Wilson) and partly to savings of € 22 million from synergies in the integration of Albright & Wilson. Moreover, Rhodia launched its own industrial restructuring, which included closing several factories and company offices. Operating income increased from € 29 million in 1999 to € 83 million in 2000, and operating margin increased from 2.6% to 3.8%.

Industrial Specialties. Significant increases in the cost of raw materials, such as styrene and butadiene for latex, weighed heavily on the profitability of this business, a pressure that other businesses were able to resist. The industrial paints business (TOLONATE) continued to grow. The silicones business, faced with price increases for methanol, fully benefited from the restructuring plan begun in 1999 and the efforts to increase sale prices. The silica business withstood pressures despite stiff competition in Asia from Chinese producers. Operating income remained relatively stable at € 87 million in 2000 compared to € 85 million in 1999, while operating margin declined from 7.7% in 1999 to 7.0% in 2000.

Overall in 2000 the Industrial Specialties Division maintained its leadership position in specialty markets, through its determination to compensate for the continued increases in raw material prices by reducing costs. It finished the year with an EBITDA up slightly from 1999.

Polyamide. EBITDA increased 10.6%, reaching € 271 million, compared with € 245 million in 1999. This growth was obtained despite a considerable increase in the price of the Division’s key raw materials (cyclohexane, butadiene, gas, ammonia and caprolactame), up € 143 million over 1999. This increase in costs was offset by significant increases in sale prices and lower fixed costs. Operating income increased 14.1%, from € 156 million in 1999 to € 178 million in 2000, while operating margin declined from 11.9% to 11.2%.

During 2000 the Division continued to adapt its manufacturing facilities in France, closing monofilament production at Albi and discontinuing several units producing carpet fibers at Arras. This restructuring cost € 13 million. The Division invested € 111 million in 2000, which allowed it to increase manufacturing capacity and improve its cost structure.

The year 2000 was also one of geographic expansion for the Polyamide Division, which increased its presence internationally. Following the acquisition of plants in Slovakia and Poland, the purchase of a business producing industrial fibers in Daugavpils (Latvia) reinforced the Division’s competitive advantage in terms of production costs. Rhodia has established itself in North America with the purchase of AMFIBE (Virginia), a textile yarns manufacturer, acquired via the Nylstar joint venture, and the launch of an engineering plastics compounding facility in Mississauga (Canada). The Division also increased its presence in China with the opening in July of the Yinlong facility, producing polyamide 6.6 textile yarns.

Services & Specialties. The EBITDA margin increased further, from 18% to 20% in 2000. The Division’s excellent performance was due primarily to the recovery of Rhodia Electronics & Catalysis, after two years of restructuring its portfolio and industrial facilities to meet Group goals. The two other businesses continued to generate good profits and a positive cash flow. Operating income increased 25.5%, from € 94 million in 1999 to € 118 million in 2000, and operating margin increased from 10.6% to 12.0%.

Equity in earnings of affiliated companies

The equity in the results of affiliated companies accounted for by the equity method increased to € 17 million in 2000, from € 13 million in 1999. This improvement was due to the strong performance of the two principal joint ventures accounted for under the equity method: Teris (Services & Specialties Division), a 50/50 joint venture operated with Suez in the industrial waste treatment sector; and Nylstar (Polyamide Division), a 50/50 joint venture formed with SNIA to produce textile yarns.

Financial expense – Net

The increase in net financial expenses from € 116 million in 1999 to € 177 million in 2000 was due to acquisition-related debt contracted to purchase Albright & Wilson and ChiRex. Despite this, net financial expenses rose at a lower rate than indebtedness, as a result of Rhodia’s policy of financing optimization and currency risk management. The key measures included a refinancing of Brazilian debt, freezing of part of the debt prior to interest-rate increases, and launching of two commercial paper programs in France and Belgium, which cost less than bank borrowing.

Consequently, net financial expenses accounted for 5.9% of the Group’s average net financial debt in 2000 (compared to 6.7% in 1999) in spite of the significant increase in market rates between 1999 and 2000, which rose by an average of 130 basis points for the three-month EURIBOR and 112 basis points for the three-month U.S. dollar-denominated LIBOR.

Net gains on disposals of assets

Net gains on disposals of assets were € 13 million in 2000 versus € 65 million in 1999. These gains essentially came from the sale of Kallo, which made an insignificant contribution to 1999 consolidated sales. In 1999, net gains primarily related to the divestiture of the Gallium business (Electronics & Catalysis), disposal of the Group’s 50% stakes in the Procatalyse (Eco Services) and Chloralp (Fine Organics) joint ventures, and the sale of certain real estate assets.

Other income (expenses) – Net

The amount of other income (expenses), which had represented an expense of € 53 million in 1999, was reduced to € 20 million in 2000. This € 33 million difference essentially resulted from positive exchange rate trends experienced in 2000.

Provisions for income tax

Income tax amounted to € 104 million in 2000, compared with € 96 million in 1999, resulting in an effective tax rate of 31.6%.

Net income

Net income was slightly lower than the 1999 figure, declining by 4.8% from € 227 million in 1999 to € 216 million in 2000. Net earnings per share, calculated on the basis of the average number of shares outstanding in 2000 (175,843,305), were € 1.23, against € 1.30 for 1999.

Liquidity and Capital Resources

Consolidated Balance Sheet

Liquid assets and short-term financial debt. Rhodia’s Consolidated Financial Statements reflect liquid assets (cash, short-term deposits and marketable securities) totaling € 413 million at December 31, 2001, and short-term financial debt (bank overdrafts, short-term borrowings and current portion of long-term debt) of € 1,037 million. At December 31, 2000, Rhodia had liquid assets of € 259 million and short-term financial debt of € 1,248 million.

Working capital. Rhodia’s working capital (defined as total current assets minus total current liabilities) decreased from negative € 262 million as of December 31, 2000, to a negative € 429 million as of December 31, 2001. The change in Rhodia’s working capital was due primarily to the increase in other current liabilities from € 1,232 million as of December 31, 2000, to € 1,404 million as of December 31, 2001 relating principally to the increase in reserves for restructuring and environmental costs described above under “– Restructuring charges” and the increase in reserves relating to environmental costs at Rhodia’s Cubatao site in Brazil and the liquidation of its former joint venture in Sanlong (People’s Republic of China) described above. The decline of working capital was due also to the decline in accounts and notes receivable to € 524 million at December 31, 2001 from € 819 million at December 31, 2000.

The decline in receivables reflected both efforts by Rhodia to improve its ratio of receivables over net sales, as well as the decline in net sales during the second half of the year.

Net debt. Net debt (defined as bank overdrafts, current portion of long-term debt, short-term borrowings and long-term debt less cash, short-term deposits and marketable securities) decreased to € 2,572 million at December 31, 2001, from € 3,066 million at December 31, 2000. This decline reflected primarily the disposal of Albright & Wilson’s European surfactants business and the generation of positive free cash flow in 2001. Rhodia’s long-term debt (excluding current portion) amounted to € 1,949 million, or 65% of gross debt (€ 2,985 million). In March 2001, Rhodia issued a € 300 million bond offering paying a nominal yield of 6%. In addition, several bank credit lines were obtained or extended. The average maturity of debt at December 31, 2001 decreased to 2.8 years, compared with 3.1 years at December 31, 2000. At year-end 2001, the ratio of net debt to stockholders’ equity and minority interests was 1.09.

Other long-term liabilities. Other long-term liabilities rose by € 182 million, from € 1,153 million in 2000 to € 1,335 million in 2001, principally reflecting increases in pension provisions.

Stockholders’ equity. At December 31, 2001 stockholders’ equity amounted to € 2,267 million, compared to € 2,593 million at December 31, 2000. This decrease was due to the 2001 net loss of € 213 million, dividends paid in 2001 of € 85 million and a € 28 million decrease in the cumulative translation adjustment. See Note 14 to the Consolidated Financial Statements.

Consolidated Statements of Cash Flow

Net cash provided by operating activities. Net cash provided by operating activities declined to € 676 million for 2001 from € 1,002 million for 2000, due to the deterioration of business conditions. Net income (loss) after adjusting non-cash items declined from € 730 million in 2000 to € 405 million due primarily to higher raw material prices and volume slowdowns. The impact of decreases in operating assets and liabilities equally contributed to the cash generation of approximately € 271 million in both 2000 and 2001. In 2001, the positive impact of decreases in accounts receivable and inventories reflected lower activity at year-end, as well as management efforts to reduce working capital. On the other hand, accounts payable negatively impacted cash flow, also reflecting the business slowdown, which led to lower raw materials purchases in the fourth quarter of 2001.

Net cash used by investing activities. Net cash used by investing activities decreased to € 154 million for 2001 compared with € 2,049 million for 2000. The exceptionally high level of 2000 was due principally to the acquisitions of Albright & Wilson and ChiRex. The other factors affecting the decline in net cash used by investing activities included:

•	additions to property, plant and equipment, which amounted to € 483 million for 2001 compared with € 503 million for 2000. Given the Group’s level of net indebtedness, Rhodia has adopted measures to limit capital spending, including through the World Class Manufacturing cost reduction program seeking to optimize existing industrial production capacity. In response to persistent difficulties in the economic environment, the Group has revised its investment strategy. To manage resources allocated to fixed assets and maximize the value of new facilities, Rhodia is targeting a reduction of capital expenditures in 2002 to € 400 million, 20% below its capital expenditures in 2000;
•	other capital investments, which include principally expenditures on (i) operational assets, such as computer software, patents and licenses, and (ii) equity investments in connection with Rhodia’s overall development, amounted to € 102 million for 2001 compared with € 138 million for 2000;
•	proceeds from disposals of assets amounted to € 500 million in 2001, compared to € 124 million in 2000. Asset disposals consisted principally of sales of real estate, particularly in Brazil, and divestitures of the businesses described above under “– Certain Factors Affecting Rhodia’s Financial Condition” and “Results of Operations –Scope of Activities Included in the Consolidated Financial Statements.”

Net cash provided by financing activities. Net cash provided by financing activities comprises mainly changes in short-term and long-term borrowings.

•	In 2001 net cash used by financing activities amounted to € 457 million due to a net increase of € 157 million in long-term borrowings, offset by a decrease in bank overdrafts and short-term borrowings of € 535 million.
•	In 2000 net cash provided by financing activities amounted to € 1,013 million due mainly to an increase of € 525 million in long-term borrowings and an increase of € 479 million in short-term borrowings related principally to acquisitions.
•	In 1999 net cash used by financing activities amounted to € 1,355 million due mainly to a net increase in long-term borrowings of € 212 million offset by a € 1,508 million decrease in short-term borrowings.

Long-term borrowings decreased over the three-year period due to repayment of certain long-term debts coming to maturity.

The table below sets forth Long-term debt, Capital leases and Operating leases at fiscal year ended 2001, as well as the maturity/payment schedules for each of these items. See Note 18 to the Consolidated Financial Statements.

	At December 31, 2001
	Maturity / Payments
	Total						Subsequent
	2001	2002	2003	2004	2005	2006	years
	(€ millions)
Long-term debt(1)	2,259(2)	318	105	595	669	534	38
Capital lease Obligations	21	13	3	2	1	2	–
Operating leases	278(3)	61	54	48	45	29	41
(1)	At Fiscal year ended 2001, Rhodia’s long-term borrowings (including capital leases) totaled € 2,280 million, consisting of € 813 million in bonds,
€ 1,136 million in other instruments and a current portion of € 331 million
(2)	At Fiscal year ended 2001, Rhodia held € 1,113 million of its long-term debt (including capital leases) in euro, € 1,061 million in U.S. dollars an
€ 106 million in other currencies. This breakdown does not reflect Rhodia’s exposure to these currencies’ interest rates.
(3)	At Fiscal year ended 2001, the net present value of total future minimum lease payments (at an assumed discount rate of 6%) was € 232 million.

Commitments and sources of funds

Committed credit facilities are normally subject to certain financial covenants, none of which are linked to Rhodia’s credit rating. A change in Rhodia’s rating could have an impact only on the cost of future financing. At December 31, 2001, committed but undrawn credit lines amounted to € 1,128 million. Rhodia believes that available funds are sufficient to satisfy its liquidity needs.

Guarantees, which are primarily in favor of Group subsidiaries and joint ventures, totaled € 260 million.

For the management of liquidity, and within the framework of securitization agreements concluded with various banks, some Group companies sold trade receivables during the 2000 and 2001 financial periods. The sale of these receivables generated cash of € 617 million at year-end 2001.

Return on Capital Employed

Rhodia calculates return on capital employed by dividing the sum of operating income and the share of income from affiliated companies accounted for under the equity method by average capital employed. Average capital employed is the annual average of Rhodia’s property, plant and equipment plus intangible assets plus trade accounts receivable plus share of the stockholders’ equity of equity affiliates plus inventories minus trade accounts payable.

Capital employed fell from € 6,514 million at December 31, 2000 to € 5,977 million at December 31, 2001. This € 537 million decline reflected the more rigorous management of working capital (which improved by € 271 million), stricter control of new investments and the mechanical effect of extraordinary accelerated depreciation related to the restructuring measures (with a total decline in fixed assets of € 266 million) and divestitures. The average amount of capital employed during 2001, which is used to calculate return on capital employed, was € 6,326 million.

The table below sets forth information regarding the return on capital employed of Rhodia and its Divisions for the fiscal years ended 2000 and 2001.

	Average Capital		Operating Income		Return on Capital
	Employed		and Equity in Earnings /		Employed
			(Loss) of Affiliated Companies
	(€ millions,except percentages) (unaudited)
	2000	2001	2000	2001	2000	2001
Fine Organics	1,003	1,504	76	(72)	7.6%	(4.8)%
Consumer Specialties	1,893	2,051	91	51	4.8	2.5
Industrial Specialties	865	830	83	52	9.6	6.3
Polyamide	1,098	1,054	183	(8)	16.7	(0.7)
Services & Specialties	765	789	124	84	16.2	10.6
Polyester and other	356	98	(44)	(115)	–	–
Total	5,980	6,326	513	(8)	8.6%	(0.1)%

As defined by Rhodia, value creation reflects the difference between return on capital employed and the weighted average cost of capital before tax. In 2001, the average weighted cost of capital before tax was 7.92%, against return on capital employed of negative 0.13%. In 2000, the average weighted cost of capital before tax stood at 9.8%, against return on capital employed of 8.6%.

Rhodia presents return on capital employed and value creation in its annual report because they are used by management to evaluate the overall performance of Rhodia and its Divisions. Return on capital employed is unaudited and not a measure of financial performance under French GAAP or U.S. GAAP. Not all companies calculate return on capital employed in the same manner. Consequently, return on capital employed of other companies may not be comparable with Rhodia’s return on capital employed.

Environmental matters

Rhodia’s businesses must comply worldwide with a vast body of changing and increasingly stringent regulations in such areas as emissions, discharge of regulated substances, environmental protection, health and safety. In most jurisdictions in which Rhodia operates, industrial activities are subject to obtaining permits, licenses and/or authorizations, or to prior notification. As in the past, Rhodia will continue to make investments each year in order to comply with these regulations and standards. Some regulations could restrict Rhodia’s ability to modify or expand its facilities or continue production. The installation of expensive pollution monitoring and control equipment or other major expenditures may be necessary. Rhodia may also have to bear considerable costs if new regulations require that hazardous waste (including slightly radioactive waste) that is currently stored on its own sites be disposed at off-sites locations. Furthermore, many of Rhodia’s plants have been in operation for many years, and the soil and ground water at some sites have been contaminated, as is frequently the case in the chemical industry. Other sites may also become contaminated in the future or other contamination may be discovered. Rhodia regularly invests in equipment to treat or prevent soil and ground water contamination at various sites. The on-site treatment of industrial waste or its off-site disposal may also require Rhodia to undertake costly remediation work. When Rhodia was formed, Rhône-Poulenc (now Aventis) commissioned an independent expert to conduct an environmental audit of the main operations of its two Chemicals and Fibers & Polymers businesses. This audit was updated in 1999, and since that date the Group has regularly carried out audits of its sites. At December 31, 2001 the provision for environment-related risks stood at approximately € 183 million, compared to € 153 million in 2000. On the basis of currently available information, provisions made for environmental risk and the terms of Rhodia’s agreement with Aventis (providing that Rhodia may under certain conditions be entitled to up to € 122 million in indemnification from Aventis if Rhodia faces unexpected environmental liabilities), the Group’s obligations to comply with environmental regulations or undertake remedial action are not expected to have a material adverse effect on its operations, earnings or financial situation. However, the occurrence of new events, such as a modification of existing regulations, the promulgation of new regulations or the development or discovery of new elements, could result in substantial additional expenditures that Rhodia would have to bear, and could have a material adverse effect on its operations, earnings or financial situation.

In addition, Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”) and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

Recent Developments

On June 24, 2002, Rhodia announced that it had signed an agreement to sell its 50% share of the Latexia joint venture, as well as certain paper latex production assets, to Finland-based Raisio Chemicals. Both parties plan to finalize this transaction before July 31, 2002.

On April 22, 2002, Rhodia announced the sale of its stake in Teris S.A. and Teris LLC to its partner SITA. Rhodia and Sita currently own equal stakes in Teris S.A. and Teris LLC, which specialize in hazardous waste processing, respectively in Europe and in the United States.

Outlook

The statements below are forward-looking statements based on management’s current knowledge and beliefs. Actual results may differ significantly from those indicated below for a number of reasons including those set forth under the caption “Cautionary Statement Regarding Forward-looking Statements.”

Rhodia expects that the measures taken during the recent severe economic downturn should enable it to improve profitability. Starting in 2002, operating income should improve as provisions for restructuring return to normal levels. In addition, the Group should profit from initial savings (€ 70 million) expected from restructuring measures and additional synergies (€ 25 million) expected from the acquisition of Albright & Wilson. Alongside these internal leverage factors, Rhodia should also benefit from the positive effects of the decline in raw material prices that began in the second half of 2001.

In order to reduce the level of the Group’s indebtedness, Rhodia has launched a significant asset disposal program totaling some € 500 million. It will be implemented in line with the Group’s strategy of seeking cross-fertilization of technologies without compromising growth prospects.

Fine Organics. After a 2001 shaped by a difficult business environment and the integration of Rhodia ChiRex, 2002 should see a recovery in Division operating margins, led by the expected impact of the restructuring program launched in 2001, expected lower petrochemical feedstock prices and expected growth at Rhodia ChiRex. U.S. Food and Drug Administration approval of the Dudley and Annan facilities should enable Rhodia ChiRex to leverage the partnerships formed with the pharmaceutical industry, which should lead to the beginning of production of several advanced intermediates during the year.

Consumer Specialties. After a year spent improving its fundamentals, the Division should benefit in 2002 from the full impact of the synergies derived from the integration of Albright & Wilson. Rhodia expects full year cost savings to exceed € 100 million (compared to combined costs prior to the acquisition), substantially more than was forecast in 2000. Furthermore, the Division should also record initial benefits from the restructuring undertaken in 2001. In addition, Rhodia believes that the programs undertaken in 2001 in the Phosphorus Derivatives business will enable the supply of elemental phosphorus at very competitive prices, thereby helping to increase margins. Rhodia intends for the cosmetic and detergence surfactants business will deepen its strategy of partnering with leading customers in an effort to continue developing innovative products that meet their needs. At the same time, the Division remains committed to improving existing operations and strengthening its strategic positions. It plans to drive growth in 2002 through a sharper focus on high value-added segments, supported by new product introductions and more selective portfolio management.

Industrial Specialties. The Industrial Specialties Division will intensify the implementation of its growth strategy in 2002 focusing on specific high-potential segments. Within this framework, the Division expects to focus more on performance latex versus paper latex. Rhodia expects the downward trend in raw materials prices to support an improvement in margins. The Silicones business is expected to strengthen its position in its core specialty markets. The Paint, Paper and Construction Materials business will maintain its recovery momentum based on two main strategies: first, it will grow its Industrial Paints and Solvents business by extending the range of TOLONATE products offering environmentally-friendly solutions, and second it will focus on high value-added applications for the decorative paints and building materials markets, supported by an innovative line of latex emulsions and powders. In all these areas, the business will leverage the Group’s expertise to offer solutions to its partner customers that respond to market needs. Rhodia also expects the Silica business to continue to expand, led by sustained demand for tire silicas and new developments in the oral care and nutraceutics markets. In particular, Rhodia believes the business will benefit from the development of HDS technology for high performance tires in the United States.

Polyamide. Rhodia believes the Polyamide Division is now in a better position to benefit from a market turnaround in 2002. The business environment is expected to be more favorable, with an easing in raw materials prices, the end of last year’s inventory drawdowns across the polyamide chain and the possibility of a recovery beginning in the second half. Other positive factors will be the Division’s commitment to reducing costs, particularly as part of last year’s restructuring initiatives, and the competitive cost base created by investments carried out in 2001. These included capacity extensions in the polyamide upstream at Butachimie in France and in adipic acid in South Korea, as well as investments to increase output at engineering plastics plants in Canada and Poland. Rhodia also expects sales to improve by innovations and new products, like MERYL SKINLIFE polyamide fibers, which prevent the development of odors through a bacteriostatic agent embedded in the fiber’s matrix. Benetton is using this new smart fiber as a major selling point for its new lingerie collection, developed in partnership with Rhodia. In another area, TECHNYLSTAR, a premium thermoplastic with exceptional flow, molding and heat resistance performance, is in high demand, in particular for automotive applications.

Services & Specialties. In 2002, the Services & Specialties Division should continue to improve its performance, supported by the following factors:

•	Rhodia Eco Services expects to benefit from the increasingly rigorous environmental protection standards imposed on industry in Europe and the United States.

  Rhodia Electronics & Catalysis should capitalize on growing output from its new plants in China, the broader range of products developed in partnership with customers in the electronics and automotive industries and from more secure sourcing of raw materials. It should also benefit from an expected cyclical upturn in the electronics market.
  Acetow plans to leverage its plant in Russia to drive faster growth in the promising Eastern European market. Results are expected to reflect the initial impact of the Enterprise’s product and process innovation strategy, which is supported by strategic partnerships and the cross-fertilization of technologies.

Management cannot guarantee that its expectations will be realized or that Rhodia will achieve its objectives. These expectations, beliefs and objectives assume, among other things, that current economic conditions in Rhodia’s principal markets remain stable or improve; that Rhodia will be able to face price and marketing competition in the future as it has in the past; that Rhodia will obtain the synergies expected from its recent acquisitions; that raw materials prices will not increase or decrease more significantly than could be reasonably anticipated based on recent trends; and that Rhodia will continue to develop new products at a rate and with the commercial and financial success reflected by its recent past. If any of these or management’s other assumptions proves inaccurate, or if Rhodia makes a major acquisition that significantly affects its indebtedness or involves significant restructuring or other costs, the objectives described above may not be achieved.

Significant Accounting Policies

Rhodia’s management continually updates the assumptions used in preparing financial statements in order to ensure that they are reasonable. However, actual amounts may differ from these estimates and assumptions. Any change in the valuation criteria could lead the Group to record higher or lower expenses.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France, including rule 99-02 issued by the Comité de Réglementation Comptable. However, because Rhodia is also listed in the United States, the Group prepares a reconciliation between French and U.S. GAAP, which may be found in Note 30 to the consolidated financial statements.

As indicated in Note 1, the preparation of the consolidated financial statements requires management to make estimates and assumptions that may affect the reported amount of assets, liabilities, expenses, revenues and commitments.

The following paragraphs review the accounting principles that Rhodia management considers the most important for the presentation and understanding of the Group’s results and financial situation. These principles require management to:

  Make difficult, complex and subjective judgments.
  Estimate the effects of uncertain events whose impact on the accounts may vary significantly depending on the assumptions retained.

Amortization of goodwill

Goodwill is amortized on a straight-line basis over periods of not more than 40 years. A long amortization period is generally applied, due to the quality, importance and sustainability of the acquired companies’ competitive positions in their respective markets. Discounted cash flows are compared to the net book value of tangible and intangible assets, including goodwill, for each business in which there is an indication of potential impairment exists. The discount rates utilized in the goodwill recoverability test are based upon Rhodia’s Weighted Average Cost of Capital. Projected cash flows are based on Rhodia’s medium-term business plans for each business. These business plans take into account management’s estimates of the impact of both external economic factors and internal business strategies. When the net book value exceeds the discounted cash flows, accelerated amortization of goodwill is recorded for the difference between these two amounts.

Deferred tax assets

Deferred tax assets resulting from tax loss carryforwards or deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is considered unlikely.

Pension, retirement and other post-employment obligations

The consolidated financial statements take into account existing commitments with respect to pensions, supplemental retirement plans and retirement bonuses. The corresponding commitments are calculated based on projected end-of-career salaries using a number of actuarial assumptions, including:

  Discount rates.
  Expected long-term rates of return on invested plan assets.
  Rates of increase in compensation levels, which vary from country to country.

Sales of receivables

Rhodia accounts for transfers of accounts receivable as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of Rhodia and its creditors. In the case of sales of trade receivables, Rhodia immediately receives the market value of the transferred assets, less a discount of up to 20%. The discount is paid subsequently, depending on the recovery of these receivables. This discount represents the sole risk in the event of non-recovery of the sold receivables.

Environmental risks

Rhodia recognizes losses and accrues liabilities relating to environmental risks on a case-by-case basis as soon as available information indicates that the event of loss is probable and can reasonably be estimated. Management estimates are based, in particular, on the cost of remediation, the duration and scope of actions required by the competent authorities and the eventual liability of third parties along with Rhodia.

Environmental risks, however, remain difficult to evaluate for a number of reasons, including the possibility of discovering new sites where there are risks, the difficulty in obtaining necessary information relating to certain sites, regulatory changes, ongoing changes in technology and, in the case of joint liability, the difficulty in obtaining commitment of financial resources from a third party over the long-term. Any anticipated recoveries from third parties relating to environmental matters are recorded as assets only when the realization of the claim for recovery is deemed probable.

Item 6. Directors, Senior Management and Employees

Board of Directors, Chairman and/or Chief Executive Officer

In accordance with French corporate law governing a société anonyme, Rhodia’s affairs are managed by its board of directors, its chairman and its chief executive officer.

French corporate law, as recently amended by the French Company Law No. 2001-420 dated May 15, 2001, published on May 16, 2001 (the “Law of May 15, 2001”), gives the board of directors, pursuant to the company’s by-laws, the right to elect one person to assume the position of chairman and chief executive officer or to split the function between two different persons. Rhodia’s extraordinary stockholders’ meeting held on May 21, 2002 modified its by-laws granting its board of directors the authority to make this choice. A majority vote of two-third of the directors present or represented at the first board meeting following the extraordinary stockholders’ meeting will decide whether one person will assume the position of chairman and chief executive officer or whether the two persons will split the functions. Such a decision will remain applicable as long as the board has not decided otherwise under similar voting conditions.

Directors

The table below sets forth, as of the date hereof, the names and ages of the directors of Rhodia, their current positions with Rhodia, the date of their initial appointment as directors, the expiration dates of their current terms and their current principal occupation or employment.

Name (Age)	Current Position	Initially	Term	Present Principal Occupation
	with Rhodia	Appointed	Expires	or Employment
Jean-Pierre Tirouflet (51)	Director, Chairman and			Chairman of the Board and Chief
	Chief Executive Officer	1993(1)	2005	Executive Officer of Rhodia
Thierry Breton (47)(2)	Director	1998	2004	Chairman and Chief Executive Officer
				of Thomson S.A. (France)
				and Thomson Multimedia (France)
Jean-René Fourtou (62)(4)	Director	1998	2004	Honorary Chairman and Vice-Chairman
				of the Aventis Supervisory Board
Pierre-Gilles de Gennes (69)(2)	Director	1999	2005	Professor oof the Collège de France,
				Director of the Ecole de physique et de chimie
Igor Landau (57)(4)	Director	1997(1)	2005	Chairman of the Aventis Management Board
Aimery Langlois-Meurinne (59)(3)	Director	2001	2004	Managing Director of Pargesa Holding S.A.(Switzerland)
Pierre Lévi (47)(2)	Director	1999	2005	Chairman and Chief Executive Officer of
				Faurecia and Chairman of SAI AG (Germany)
Klaus Mangold (58)(2)	Director	2001	2007	Member of Management Board
				of DaimlerChrysler A.G.
Thierry de Rudder (52)(3)	Director	1999	2005	Deputy Managing Director of Groupe
				Bruxelles Lambert
Hubertus Sulkowski (59)(2)	Director	1999	2004	Partner at Shearman & Sterling(5)
Pierre de Weck (51)(2)	Director	1998	2004	Member of the Group Executive Committee
				of Deutsche Bank
(1)	Indicates year of initial appointment to the board of directors of Rhône-Poulenc Fibres et Polymères S.A., renamed Rhodia. See “Item 4. Information About Rhodia – Corporate History – Formation of Rhodia.”
(2)	Independent director as defined in the Report of the Corporate Governance Committee, chaired by Marc Vienot, dated July 1999. The following directors are independent pursuant to the New York Stock Exchange Rules: Thierry Breton, Pierre-Gilles de Gennes, Pierre Lévi, Klaus Mangold and Pierre de Weck.
(3)	In his capacity as representative of Rhodia’s 5.49% stockholder, Groupe Bruxelles Lambert.
(4)	In his capacity as representative of Rhodia’s 25.21% stockholder, Aventis
(5)	Shearman & Sterling regularly provides legal services to Rhodia.

Pursuant to French corporate law, as amended by the Law of May 15, 2001, and Rhodia’s by-laws (statuts), the board of directors must consist of at least three but no more than eighteen directors (except following a merger). Presently, Rhodia’s board of directors consists of eleven members.

Where the by-laws do not specifically provide otherwise, French corporate law stipulates that the number of directors over 70 years old must not exceed one-third of the total number of directors. Any appointment made in breach of this requirement is null and void. If the number of directors over 70 years old exceeds the one-third limit, the oldest director automatically resigns by operation of law. Rhodia’s by-laws do not specify any age of retirement for directors.

Rhodia’s by-laws provide that each director is elected for a term of six years, which may be renewed. Each director must also be a stockholder. Pursuant to Rhodia’s by-laws, each of its directors must hold at least 100 of Rhodia’s shares. Under French law, a director may be an individual or a legal entity, but the chairman and/or the chief executive officer must be an individual.

In accordance with French corporate law, Rhodia’s directors are elected by the stockholders at an ordinary general meeting of the stockholders and serve until their respective terms expire or until they resign, die or are removed, with or without cause, by the stockholders. None of Rhodia’s stockholders has the exclusive right to appoint a member of the board of directors. As provided for in Rhodia’s by-laws, vacancies on the board of directors may, under certain conditions, be filled by the board of directors, pending the next ordinary stockholders’ meeting, which will be asked to ratify such appointment.

Rhodia’s by-laws, as recently amended, invest the board of directors with all the power conferred upon it by law, specifically (i) to determine the direction of the Company’s operation and see to its implementation; (ii) to consider any issue related to the functioning of the Company and make decisions regarding these issues at its meetings, within the limits of the powers specifically granted to the stockholders and the corporate objectives; (iii) to engage in controls and verifications it deems appropriate; (iv) to create committees to examine issues as defined by the board of directors or its chairman as well as to determine the composition and the mission of such committees under the board’s authority; and (v) to grant to one of its member or third party special mandates with one or more objectives, without or without the right to delegate in part or in full.

Pursuant to Rhodia’s by-laws, meetings of the board of directors are convened by the chairman and presided over by the chairman. The chief executive officer or, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request the chairman to convene the board of directors on a specific agenda. The directors may be convened by any means, even orally.

A quorum consists of at least one-half of the members of the board of directors, and decisions are taken by a vote of the majority of members present either in person or represented by other members of the board of directors. A director may give a written proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. French corporate law, as amended by the Law of May 15, 2001, allows directors to participate in board meetings by videoconference if provided for in the by-laws, and such participation will be included in the determination of the relevant quorum and majority, except in relation to certain decisions. Rhodia’s by-laws provide for the possibility of participating in a meeting by videoconference. A director may not vote for an arrangement or contract in which he or she is materially interested. In case of a tie, the vote of the chairman will be the deciding vote. Rhodia’s board of directors met six times in 2001.

French corporate law strictly prohibits loans by the company to a director. Nor may any company provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to chief executive officers (directeurs généraux) and specified executive officers (directeurs généraux délégués), permanent representatives of companies on the board of directors, spouses and heirs of such persons, and other intermediaries.

French corporate law, as amended by the Law of May 15, 2001, requires the chairman of the board, the chief executive officer, any specified executive officers, any directors and any stockholders holding more than 5% of the voting rights and intermediaries thereof who are considering entering into a non-prohibited agreement with the company, either directly or indirectly, personally or through an intermediary, to inform the company’s board of directors before the transaction is consummated. The chairman of the board of directors will inform in turn the company’s auditors. French corporate law requires such an agreement to be authorized by the board of directors and prohibits the director in question from voting on the issue. French corporate law further requires such an agreement to be submitted to an ordinary general stockholders’ meeting for approval once entered into, upon presentation of a special report from the company’s auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the company or of any stockholder, if such agreement has caused damage to the company.

In consideration for their services on the board, directors are entitled to receive director’s fees (“jetons de présence”). The total annual amount of directors’ fees is fixed by the stockholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

Under French corporate law, directors elected by Rhodia’s stockholders are responsible for violations of French laws and regulations applicable to sociétés anonymes, violation of Rhodia’s by-laws, or mismanagement. They may be held liable for such actions both individually and jointly with the other directors.

Chairman of the board

The chairman of the board of directors represents the board. He organizes and manages the duties performed by the board and reports to the stockholders’ meeting. He is also responsible for the proper functioning of the Company’s bodies and ensures that the directors are capable of fulfilling their assignments.

In the event that the chairman is temporarily indisposed or dies, the board may appoint a director as acting chairman. In the event of temporary indisposition, the said appointment will be made for a limited term and it will be renewable. In the event of death, the appointment will remain until the election of a new chairman. The board sets the chairman’s remuneration.

Chief executive officer

The chief executive officer is vested with the broadest powers to act in any circumstance in Rhodia’s name, within the limits of its corporate purpose, and subject to the powers expressly conferred by law upon stockholders’ meetings. The chief executive officer represents Rhodia in dealings with third parties. Rhodia is bound even by acts of the chief executive officer that are not within the scope of the corporate purpose unless Rhodia proves that the third party knew that the act was outside the corporate purpose or that under the circumstances the third party could not have been unaware of this. However, mere publication of the by-laws is not sufficient to constitute such proof. The board may limit the powers of the chief executive officer. However, the limitation of his powers is not binding on third parties.

The board of directors establishes the duration of the chief executive officer’s term. The board sets the chief executive officer’s remuneration. The chief executive officer may be removed at any time by the board of directors. In the event this dismissal is not justified, the chief executive officer may claim damages, except if the chief executive officer is also the chairman of the board.

Specified executive officers

At the instigation of the chief executive officer, the board of directors is entitled to appoint up to five specified executive officers, whose role is to assist the chairman.

The board of directors establishes in accordance with the chief executive officer the duration of the specified executive officers’ term and the limit of their powers. The board sets the specified executive officers’ remuneration.

At the instigation of the chief executive officer, the specified executive officers may be removed at any time by the board of directors. In the event this dismissal is not justified, the specified executive officer may claim damages. There are currently no specified executive officers.

Board Committees

Audit Committee

The board of directors has an Audit Committee, comprised of Messrs. Thierry Breton (chairman), Igor Landau, Pierre Lévi and Thierry de Rudder. The Audit Committee is responsible for ensuring that necessary and appropriate procedures are put in place to identify and manage risk. The Audit Committee is also responsible for the examination of Rhodia’s financial reporting, the implementation and respect of internal procedures, among which the Group compliance policy controls the implementation of the recommendations of Rhodia’s independent auditors and examines the organization, functioning and actions of the internal auditors. Pierre Prot serves as Secretary of the Audit Committee. The Audit Committee met three times in 2001.

Human Resources and Organization Committee

The board of directors also has a Human Resources and Organization Committee, comprised of Messrs. Pierre de Weck (chairman), Aimery Langlois-Meurinne and Hubertus Sulkowski, which is responsible for proposing to the board employee stock plans, the salaries and incentives of Rhodia’s officers and key personnel, as well as nominees for top management posts. Bernard Chambon serves as Secretary of the Human Resources and Organization Committee. The Human Resources and Organization Committee met four times in 2001.

Strategy Committee

In addition, the board of directors has a Strategy Committee, comprised of Messrs. Jean-Pierre Tirouflet, Thierry Breton, Jean-René Fourtou, Thierry de Rudder and Hubertus Sulkowski, which is responsible for advising the board of directors with regard to contemplated external growth opportunities, asset disposals or major alliances proposed by the Office of the President. Yves Brissy is the secretary of the Strategy Committee. The Strategy Committee met for the first time in 2001 and has held a second meeting on March 20, 2002.

Executive Officers

The table below sets forth, as of the date hereof, the names and ages of Rhodia’s executive officers, and their current positions with Rhodia. These executive officers are all members of the Executive Committee, which is Rhodia’s principal management body. The Executive Committee defines and executes at its regular monthly meetings Rhodia’s global orientations established by the board of directors and Office of the President and makes key decisions with respect to strategy, human resources, finance, international development, environment and safety, and corporate communications.

Name (Age)	Principal position with Rhodia
Jean-Pierre Tirouflet (51)	Chairman and Chief Executive Officer
Gilles Auffret (54)	President and Chief Operating Officer
Jean-Julien Baronnet (43)	Group Executive Vice President, Commercial & Marketing and External Communication
Jacques Bécuwe (54)	President, Industrial Specialties Division
André Blazquez (46)	President, Polyamide Division
Yves Boisdron (57)	President, Asia-Pacific Zone
Jean-Claude Bravard (54)	Group Executive Vice President, Science, Innovation and Technology
Yves Brissy (58)	Senior Vice President and General Counsel
Bernard Chambon (54)	Group Executive Vice President, Human Resources and Internal Communications
Jean-Pierre Clamadieu (43)	President, Fine Organics Division
Olivier de Clermont-Tonnerre (50)	President, Rhodia Silicones
Myron Galuskin (56)	President, North America Zone
Alberto Pedrosa (47	Senior Vice President, Purchasing
Pierre Prot (46)	Senior Vice President and Chief Financial Officer
Michel Ybert (51)	President, Consumer Specialties Division

The chairman and chief executive officer is also assisted by a four-member Office of the President, comprised of Messrs. Gilles Auffret, Jean-Julien Baronnet, Jean-Claude Bravard and Bernard Chambon. Because of its smaller size and the qualifications and positions of its members, this group offers Rhodia a more responsive and rapid group decision-making mechanism when needed.

Yves Brissy, General Counsel, serves as the secretary of the Executive Committee.

Biographies

Jean-Pierre Tirouflet has been Chairman and Chief Executive Officer of Rhodia since January 1, 1998. Mr. Tirouflet has been a member of the Executive Committee of Rhône-Poulenc since 1990. Since joining Rhône-Poulenc (now renamed “Aventis”) in 1983, Mr. Tirouflet has served in a variety of positions, including Group Chief Financial Officer from 1987 to 1992, Group Executive Vice President from 1992 to 1997 and chief executive officer of the Fibers and Polymers segment from 1997 to 1998. Prior to joining Rhône-Poulenc, Mr. Tirouflet served in various positions in the French Ministry of Finance, including head of the African Division of the Economic External Relations Department from 1982 to 1983. In addition to serving as director of Axa Corporate Solutions, Mr. Tirouflet currently serves as a member of the Supervisory Board of Crédit Agricole Indosuez.

Gilles Auffret has been President and Chief Operating Officer since February 2001. He joined Rhodia on September 1, 1999 as Deputy President responsible for the Polyamide Division. Mr. Auffret started his professional career in 1975 as auditor at the French Cour des Comptes (the equivalent of the U.S. General Accounting Office) before moving to the French Ministry of Industry, where he served as chargé de mission reporting to the General Director for Industry. In January 1982 he was appointed public auditor (conseiller référendaire) at the Cour des Comptes. He joined Pechiney in September 1982, where he held a series of senior management posts, including Director of Pechiney’s aluminum metals department.

Jean-Julien Baronnet has been Group Executive Vice President of Commercial, Marketing and External Communications of Rhodia since April 2002 after having served as President of the Services & Specialties Division, and then President of the HPCII Enterprise since the creation of Rhodia in 1998. Mr. Baronnet started his career in the Marketing Department of Procter & Gamble and, subsequently, in the Marketing Department of Glaxo before joining Bernard Krief Consulting in 1986, where he became Vice President in 1988. Appointed to Rhône-Poulenc’s Chemical Products Division in 1993, he became President of the Cosmetics, Detergents & Industrial Formulations Enterprise in 1995.

Jacques Bécuwe has been President of the Industrial Specialties Division since January 1, 1998. Prior to being named to his current position, Mr. Bécuwe served as Head of Eco Services in 1998 and President of the Environmental Services-Europe Enterprise from 1996 to 1997 and as Head of the Environmental Services Strategic Business Group from 1993 to 1995. Mr. Bécuwe managed various other chemicals operations during his career with Rhône-Poulenc, including the sulphur/carbonate unit, the acetics unit and the chlorine unit. Mr. Bécuwe began his career as a research engineer with the Rhône-Poulenc group in 1970.

André Blazquez has been President of the Polyamide Division since March 2001. He began his career with Rhône-Poulenc, where he joined the production department of Nyltech (engineering plastics) in 1981 before moving to the industrial management department of Silicones in 1985. In 1988 he was appointed President of Rhône-Poulenc’s silicones activities in Spain. In 1991 he became President of Rhodiamul and Erkol and in 1993 he was appointed Executive Vice President of Rhône-Poulenc Quimica in Barcelona. In 1994 he became an analyst in Rhône-Poulenc’s Corporate Economic Control Department, and in 1997 he became Executive Vice President of Rhône-Poulenc.

Yves Boisdron has been President of the Asia-Pacific Zone since January 1, 1998. Prior to assuming this position, Mr. Boisdron served as Senior Vice President of Rhône-Poulenc Chimie from 1994 to 1996, Senior Vice President of Rhône-Poulenc IOM from 1990 to 1994, Vice President of Rhône-Poulenc Inc. from 1987 to 1990 and Vice-President of Rhodia Bresil from 1981 to 1987. Mr. Boisdron has also served as General Manager of the enzyme division of Gist Brocades and as a project engineer at Badger.

Jean-Claude Bravard has been Group Executive Vice President of Science, Innovation and Technology since February 2001. Mr. Bravard was previously Deputy President of the Fine Organics Division. Mr. Bravard began his career with the Rhône-Poulenc group in 1971 and served in various positions in its Chemicals segment. From 1995 to 1997, he was President of the Paper, Paint and Construction Materials Enterprise, after having served in various senior management positions within the Organic and Inorganic Intermediates segments, the Specialty Chemicals segment and the petrochemicals businesses of Rhône-Poulenc.

Yves Brissy has been Senior Vice-President and General Counsel of Rhodia since December 16, 1999. Prior to being named to his current position, Mr. Brissy served as Head of Legal Affairs, then General Counsel of the Rhône-Poulenc group from 1987 to 1999. Before joining the Rhône-Poulenc group, Mr. Brissy was Head of the Legal Department of the Fiat Glass Unit of the Saint-Gobain Group.

Bernard Chambon has been Group Executive Vice President of Human Resources and Internal Communications since April 2002, after having served as Executive Vice President in charge of Human Resources and Communication since January 1, 1998. Prior to being named to his current position, Mr. Chambon served as President of Human Resources and Communication for the Chemicals segment’s European operations, Senior Vice-President of Rhône-Poulenc’s Organic and Inorganic Intermediates segment and Director of Development of Human Resources for the Rhône-Poulenc group. Prior to joining the Rhône-Poulenc group in 1989, Mr. Chambon held senior human resources positions at Bouygues, Aerospatiale and Fiat.

Jean-Pierre Clamadieu has been President of the Fine Organics Division since January 2002. From 1996 to 1999 he served as President of the Chemical Sector in the Latin American Zone for Rhodia and as Manager of the Automotive Pollution Control Project in the Chemical Sector of Rhône-Poulenc. He began his career in 1984 in the Champagne-Ardennes regional office of the French Ministries of Industry and Environment.

Olivier de Clermont-Tonnerre has been President of Rhodia Silicones since 1998. He joined Rhodia in 1980 to take charge of Strategy and Management Control of the Fine Chemicals Division. Mr. de Clermont-Tonnerre then held a series of management positions in the United States and Europe before becoming President of Rhodia Surfactants and Specialties in 1991 and subsequently, in 1996, President of Rhodia Food.

Myron Galuskin has been President of the North America Zone as well as President of Rhodia Inc. since September 1998. Mr. Galuskin served as Rhodia Inc.’s Vice-President of Operation Services from January 1, 1998. Mr. Galuskin joined the Rhône-Poulenc Group in 1992 as Vice-President and General Manager for Environmental Services at Rhône-Poulenc Inc. Prior to 1992 Mr. Galuskin has held numerous positions in the chemical industry.

Alberto Pedrosa has been Senior Vice President of Purchasing since early 2002. In 1985, Mr. Pedrosa was appointed Director worldwide, Silicone Sealants of Rhône-Poulenc Specialty Chemicals in Paris. In 1990, he became General Manager of the Diphenols, Industrial Coatings, Aroma Ingredients division of Rhône-Poulenc Chemicals. In 1995, he became Vice-President, worldwide Secondary Industrial Operations of Rhône-Poulenc Rorer. In 1999, he became President of Rhodia Polyamide South America.

Pierre Prot has been Senior Vice President and Chief Financial Officer (Vice President in charge of Finance Function) of Rhodia since January 1, 1998. From 1996 to 1998, Mr. Prot served as Financial Director of the Rhône-Poulenc chemicals segment’s European operations and was Corporate Finance Director of Rhône-Poulenc from 1986 to 1996. Mr. Prot began his career with Rhône-Poulenc in 1978.

Michel Ybert has been President of the Consumer Specialties Division since March 2001 after having served as Deputy President of Rhodia in charge of Strategy since January 1, 2000. He began his career in 1972 at Saint-Gobain, where he was Financial Director of the Brazilian subsidiary Santa Marina and, subsequently, of Saint-Gobain Emballage. From 1986 to 1988 he was President of Buitoni S.A. He joined Rhône-Poulenc in 1988 and held a series of positions as Deputy President of the Health Sector, of the Agro Sector and of the Organic & Inorganic Intermediates Sector. After working for Moulinex from 1995 to 1997, he moved back to Rhône-Poulenc as President of the Polyester Division. In January 1999 he was appointed Deputy President of Rhodia in charge of competitiveness programs and later of corporate strategy, as well as Supervisor of the Services & Specialties Division.

Compensation

The aggregate amount of compensation paid to the directors and executive officers of Rhodia as a group (25 persons total in 2001) for services in all capacities in respect of the 2001 fiscal year was € 8,042,424.

The aggregate amount set aside or accrued by Rhodia to provide pension, retirement or similar benefits for the same executive officers as a group in respect of the 2001 fiscal year was approximately € 0.5 million. The compensation of Rhodia’s officers and key personnel is proposed by the Human Resources and Organization Committee of the board of directors.

Such aggregate amount of compensation includes approximately € 373,000 in Rhodia directors’ fees and a further € 327,334 in directors’ fees for other companies within the Rhodia group.

In accordance with the provisions of article L 225-102-1 of the French Commercial Code, total compensation and benefits paid in 2001 by Rhodia and companies in which it exercises control to each corporate officer is indicated below:

Compensation and benefits paid by Rhodia
(€)
Corporate officers
Jean-Pierre Tirouflet	1,026,872(1)
Thierry Breton	41,850*
Jean-René Fourtou	38,050*
Igor Landau	40,250*
Aimery Langlois-Meurinne	36,450*
Pierre Lévi	43,250*
Klaus Mangold	26,650*
Thierry de Rudder	47,050*
Hubertus Sulkowski	50,000*
Pierre de Weck	49,450*
(1)	Tax included.
(*)	Director’s fees for meetings of the Board of Directors and its committees.

Except as set forth below, the Company’s affiliated directors are not compensated for their services as directors. The Company’s directors are eligible to receive an annual fee plus fees for attendance at meetings of the board of directors and for attendance at committee meetings. The board of directors of Rhodia has decided to limit the maximum amount of fees payable to each director for his services to € 50,000 per year.

In addition, as of the date hereof, the board of directors of Rhodia has granted options to subscribe to a total of 2,339,500 shares to members of Rhodia’s Executive Committee pursuant to the share subscription plans listed in the table below (see “– Employee and Director Share Ownership – Options”).

Senior management has entered into agreements with Rhodia that provide for payment of up to three years of salary in the event of termination or substantial reduction of responsibility following a change of control of Rhodia.

As part of Rhodia’s strategy to reinforce a result-oriented management approach, each member of senior management has been required to invest one year’s salary in Rhodia shares. In addition, management salaries are composed of fixed and variable portions, with amounts payable under the variable portion to be determined on the basis of achievement of semi-annual performance objectives, except for the chairman and chief executive officer, whose objectives are set annually by the board of directors upon proposal of the Human Resources and Organization Committee.

Employees

At December 31, 2001, Rhodia employed 26,925 people, excluding independent workers. The table below sets forth the total number of Rhodia employees and their distribution by geographic location and by Division at December 31, 1999, 2000 and 2001.

At December 31,	1999	2000	2001
Total employees	24,806	29,448	26,925
By Division:
Polyamide	27%	23%	24%
Fine Organics	17	15	16
Headquarters and research	16	15	17
Services & Specialties	14	12	13
Consumer Specialties	13	24	19
Industrial Specialties	13	11	11
Total	100%	100%	100%

By geographic zone:
Europe	63%	62%	62%
Latin America	20	19	19
North America	12	12	12
Asia/Pacific	5	7	7
Total(1)	100%	100%	100%
(1)	The number of employees employed in France was 10,124, 10,300 and 9,847 for 1999, 2000 and 2001, respectively, amounting to 41%, 35% and 37% of the total number of employees for each of those years, respectively.

Membership of Rhodia’s employees in trade unions varies from country to country, and Rhodia has entered into various collective bargaining agreements. In France, the five principal French labor unions are represented at Rhodia’s facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salary movements and working conditions. Management also holds other periodic consultations with representatives of the employees. In recent years, there have been no significant strikes or work stoppages. Rhodia believes that relations with its employees and unions are satisfactory.

Employee and Director Share Ownership

Director and Executive Share Ownership

The Board of Directors’ meeting of March 16, 2001 granted 300,000 stock subscription options to Jean-Pierre Tirouflet as Chairman and CEO of the company. The exercise price of these options, which are exercisable for a period of eight years effective March 16, 2005, was set by the Board at € 15.70 in accordance with the authorization of the annual stockholders’ meeting of April 18, 2000. No options were exercised during 2001. At the same Board meeting, an aggregate 580,000 stock subscription options were also granted by the Board of Directors to the ten top managers other than officers, who received the largest individual number of total options granted. The exercise price of these options was set at € 15.70. No options were exercised by the beneficiaries during 2001.

The table below lists, to the best of Rhodia’s knowledge, the total number of shares owned by the members of Rhodia’s board of directors and by the Executive Committee (as a group) as of June 3, 2002.

Identity of person or group	Shares	Percent of class
Jean-Pierre Tirouflet	85,012	*
Thierry Breton	100	*
Jean-René Fourtou	10,701	*
Pierre-Gilles de Gennes	100	*
Igor Landau	13,705	*
Klaus Mangold	100	*
Aimery Langlois-Meurinne	50,000	*
Pierre Levi	14,560	*
Thierry de Rudder	100	*
Hubertus Sulkowski	100	*
Pierre de Weck	100	*
Members of the Executive Committee (15 persons, including Mr. Tirouflet)	174,578
(*) Less than 1.0%.

Rhodia does not report the individual shareholdings of Executive Committee members. The individual amount held by any member of this group is less than 1% of Rhodia’s share capital, including any shares held indirectly.

Options

Pursuant to a resolution adopted by the stockholders on April 18, 2000 and May 21, 2002, the board of directors was authorized to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of 7,330,000 ordinary shares at an exercise price of no less than 95% of the average opening price per share for the 20 trading days preceding the date of the grant. Management expects that the options granted under each plan will be exercisable at any time or from time to time beginning three years and ending up to twelve years after their respective dates of grant.

Under the March 16, 2001 and March 2002 plan, the board of directors granted options to acquire a maximum of 2,580,267 shares at an exercise price of € 15.70. On March 20, 2002, the board of directors granted options to acquire a maximum of 3,000,000 shares at an exercise price of € 12.04. Options granted under the June 24, 1998 and the February 23, 1999 plans, became exercisable for non-French resident beneficiaries respectively on June 24, 2001 and February 23, 2002. Options granted to French resident beneficiaries under such plans and options granted to all beneficiaries under the other plans are not currently exercisable. For the number of options held by members of Rhodia’s Executive Committee, see “– Compensation” above, and for a more detailed discussion of Rhodia’s share option plan, see Note 27 to the Consolidated Financial Statements.

The general shareholders’ meeting held on May 21, 2002, cancelled the April 18, 2000 authorization for the non-used part and authorized the board to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of 6 million shares at an exercise price of no less than 95% of the average price per share for the 20 trading days preceding the date of grant. As of the date hereof, no options have been granted to employees pursuant to this authorization.

The table below sets forth options granted by the board of directors.

Share subscription plan

Date of Decision	Exercise Dates	Options Outstanding	Exercise
by board of directors		at December 31, 2001	Price
June 24, 1998(1)	June 24, 2001 to June 23, 2008	18,510(1)	€ 21.34(1)
February 23, 1999	February 23, 2002 to February 22, 2009	1,519,200	€ 15.00
February 23, 1999(1)	March 1, 2002 to March 1, 2009	1,128,105	€ 15.00
March 30, 2000	March 30, 2003 to March 29, 2010	2,032,275	€ 17.14
September 27, 2000	September 27, 2003 to September 26, 2010	150,000	€ 16.26
March 16, 2001	March 16, 2004 to March 15, 2013	2,567,332	€ 15.70
March 20, 2002	March 20, 2005 to March 19, 2014	3,000,000	€ 12.04
(1)	Rhodia granted options under the 1999 plan at the 1999 subscription price to holders of options under the 1998 plan, at a ratio of three options held under the 1999 plan for every four options held under the 1998 plan. The options held under the 1999 plan are exercisable only by holders who irrevocably renounced, in writing and before March 31, 1999, the exercise of their options under the 1998 plan.

Options to subscribe to 300,000 shares for an average price of € 15.70 have been granted in the course of 2001 by Rhodia to Jean-Pierre Tirouflet, chairman and chief financial officer.

The ten wage-earners of Rhodia and other group companies who received the most options in the course of 2001 by Rhodia were granted options to subscribe to a total of 580,000 shares for an average price of € 15.70.

Item 7. Major Stockholders and Related Party Transactions

As of May 21, 2002, Aventis (formerly Rhône-Poulenc S.A.) owned 45,211,662 ordinary shares of Rhodia, representing 25.2% of Rhodia’s share capital, subject to exchange upon the exercise of 3.25% exchangeable notes issued by Rhône-Poulenc in October 1999. These notes are in a principal amount of € 23.22 each and are exchangeable at the election of their holder into one share of Rhodia each through October 2003. Based on declarations made to Rhodia, Rhodia believes that, as of May 21, 2002, the Groupe Bruxelles Lambert held 9,850,000 shares amounting to 5.49% of Rhodia’s share capital. Rhodia is not aware of any other person owning directly or indirectly more than five percent of Rhodia’s share capital. To the best of Rhodia’s knowledge, as of May 21, 2002, the officers and directors of Rhodia collectively owned 349,156 ordinary shares of Rhodia, representing 0.2% of its share capital. To the best of Rhodia’s knowledge, employees of Rhodia collectively owned 5.2% of its share capital at May 21, 2002.

To Rhodia's knowledge, at December 31, 2001, there were 179,309,188 ordinary shares issued and outstanding, of which the portion of Rhodia's outstanding shares held by U.S. persons was approximately 7.6%. At December 31, 2001, 2,107,349 ordinary shares were in the form of ADSs, representing 1.2% of the total share capital and held by 417 registered holders, of which approximately 387 were U.S. persons.

In connection with receiving regulatory approval from the antitrust directorate of the European Commission for the merger of Rhône-Poulenc and Hoechst. Rhône-Poulenc undertook to engage an independent auditor to certify to the European Commission on a quarterly basis the separation of the managements of Rhodia and Rhône-Poulenc.

In addition, Aventis appointed BNP Paribas (formerly Paribas) in its capacity as accredited financial intermediary, to receive and verify its instructions relating to the voting of the Rhodia shares held in Aventis’s name. In this regard, Aventis agreed to send to BNP Paribas, on the occasion of each general meeting of the stockholders of Rhodia, a signed blank proxy to vote the Rhodia shares held in Aventis’s name in favor of all resolutions proposed or approved by Rhodia’s board of directors and against all others. BNP Paribas has agreed to verify that such signed blank proxy has been given by Aventis in this manner and to forward it to Rhodia or its accredited financial intermediary responsible for organizing such general meeting. BNP Paribas has also agreed to notify the European Commission in writing each time it receives and has verified and forwarded a blank proxy. This appointment took effect from June 30, 2001. Aventis has agreed with the European Commission that it will not revoke these instructions, except in certain circumstances. In particular, upon the occurrence of an extraordinary financial event (such as a merger or tender offer), Aventis would regain control of its voting rights, subject to prior notification to the European Commission. BNP Paribas’s appointment will expire once Aventis holds less than 5% of Rhodia’s share capital. The European Commission approved the divestment plan described above on September 15, 1999.

Related Party Transactions

In the ordinary course of business, Rhodia purchases materials, supplies and services from numerous suppliers throughout the world, including from time to time companies with which members of Rhodia’s board of directors are affiliated including Aventis. Rhodia does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved. See “Item 6. Directors, Senior Management and Employees” for information on the outside affiliations of Rhodia’s directors.

Agreements with Aventis

For the purpose of governing certain of the on-going relationships between Rhodia and Aventis at the time Rhodia was formed in 1998, Rhodia and Aventis or their respective subsidiaries, as applicable, entered into various agreements described below (the “Aventis Agreements”) prior to Rhodia’s initial public offering. Because such agreements were reached while Rhodia was wholly owned by Aventis, the Aventis Agreements and certain of the terms and transactions provided for therein may have differed from those which could have resulted from negotiations between fully independent parties. In connection with Aventis’s divestiture of its interest in Rhodia, Aventis and Rhodia agreed on October 14, 1999 to certain principles set forth in a “Heads of Agreement” under which the Aventis Agreements were to be modified or terminated. The summaries of the Aventis Agreements set forth below describe the material provisions of each of such agreements as modified by the terms of the Heads of Agreement.

Environmental Indemnification Agreement for Chemicals Activities

Rhodia and Aventis have entered into an Environmental Indemnification Agreement dated May 26, 1998, which provides for indemnifications between Rhodia and Aventis principally with respect to certain environmental liabilities that may arise in connection with Rhodia’s chemicals business at sites transferred to Rhodia effective January 1, 1998. The indemnification obligations of Rhodia and Aventis under the Environmental Indemnification Agreement terminate on December 31, 2007.

Indemnification by Aventis. The Environmental Indemnification Agreement provides for Aventis to indemnify Rhodia for any direct loss (excluding loss of income and any remediation costs due to the voluntary closure of a site) due to chemicals business liabilities arising at a site as a result of (i) third party claims or (ii) environmental remediation measures required by public authorities to the extent that Aventis would have been liable for such chemicals business liabilities prior to January 1, 1998. Indemnification by Aventis will arise only if, and to the extent that, (i) a direct loss, less any related amounts received from insurance and the related reserves on December 31, 1997 for the relevant site exceeds FRF 5 million (€ 0.7 million) or, if the pollution is not related to activities transferred to Rhodia, FRF 1 million (€ 0.2 million); or (ii) the sum of direct losses, less any related amounts received from insurance and the related reserves on December 31, 1997 for the several relevant sites since the beginning of the relevant calendar year exceeds FRF 10 million (€ 1.5 million) (excluding for purposes of such total any direct loss, less any related amounts received from insurance and the related reserves on December 31, 1997, of less than FRF 2.5 million (€ 0.3 million)).

Furthermore, indemnification by Aventis will arise only if Rhodia has implemented an annual program of investments related to environmental, health and safety matters, consistent with the investment policy of the chemicals segment prior to January 1, 1998, and with the customary and appropriate industrial practices of the Aventis Group and the industry. Management believes that Rhodia’s current annual investment program satisfies this condition. For a description of Rhodia’s policy regarding environmental matters, as well as a description of Rhodia’s anticipated capital expenditures on tangible and intangible assets in the near future, including expenditures to enhance environmental protection, see “Item 5. Operating and Financial Review and Prospects - Environmental Matters” and “– Liquidity and Capital Resources.”

The indemnification by Aventis will cover 80% of the amount indemnifiable under the Environmental Indemnification Agreement. However, if the pollution is not related to activities transferred to Rhodia, the indemnification by Aventis will cover 90% of the indemnifiable amount, and if the pollution began prior to January 1, 1998, and continued after such date, due to the operations of Rhodia, the indemnification by Aventis will cover 90% of the indemnifiable amount during the first year following January 1, 1998, and will be reduced by 9 percentage points during each successive year.

Pursuant to the Environmental Indemnification Agreement, the total amount of indemnification by Aventis shall not exceed FRF 800 million (€ 122 million) in the aggregate. Rhodia has notified Aventis of claims under the Environmental Indemnification Agreement in unspecified amounts. In 2001, Rhodia made claims to Aventis pursuant to this agreement for several sites and recorded a receivable for € 35 million.

Indemnification by Rhodia. Pursuant to the Environmental Indemnification Agreement, in the event that Aventis suffers any damages arising out of a claim due to activities conducted after January 1, 1998 at a site transferred to Rhodia or at which activities transferred to Rhodia are carried out, Rhodia will defend and indemnify Aventis for any direct loss suffered as a result thereof. In addition, in the event that a claim for indemnification is brought against Aventis for damages arising out of a claim due to the conduct of activities prior to January 1, 1998 at a site transferred to Rhodia or at which activities transferred to Rhodia are carried out, Rhodia will indemnify Aventis for any damages in excess of the amount by which Aventis would have been obligated to indemnify Rhodia had such claim been brought against Rhodia and indemnified pursuant to the Environmental Indemnification Agreement. To date, no payments have been made.

Cross-Indemnification Obligations

In connection with the reduction of Aventis’s ownership interest in Rhodia in October 1999, Rhodia and Aventis agreed to include a cross-indemnification provision in the Heads of Agreement. Pursuant to this provision, Aventis will indemnify Rhodia against any damages incurred by Rhodia arising out of an action or claim brought by a third party against Rhodia to the extent such action or claim results solely from the business operations of Aventis or those of its subsidiaries. Similarly, Rhodia will indemnify Aventis against any damages incurred by Aventis arising out of an action or claim brought by a third party against Aventis to the extent such action or claim results solely from the business operations of Rhodia or of those of its subsidiaries. These indemnification obligations, however, will not amend or affect the terms and conditions of the Environmental Indemnification Agreement described above.

Financial Agreements

Rhodia and Aventis entered into a three-year revolving credit facility (the “Credit Facility”) dated May 26, 1998, pursuant to which Aventis made available to Rhodia up to FRF 15 billion (€ 2.3 billion) on a short-term basis. Pursuant to the Heads of Agreement, the Credit Facility was terminated as of November 1, 1999. Rhodia and Aventis also agreed to terminate any other inter-group debts no later than November 30, 1999. Pursuant to such agreement, Rhodia has reimbursed Aventis or its subsidiaries for approximately € 1 billion, or all of its outstanding indebtedness to Aventis. Such reimbursement was financed principally by an increase in Rhodia’s bank debt.

Rhodia and Aventis also entered into a Guarantee Agreement dated May 26, 1998, pursuant to which Rhodia has agreed (i) to hold harmless Aventis for any amounts paid by Aventis to third parties in connection with certain guarantees (the “Guarantees”) given to such third parties by Aventis for the performance by Rhodia or any company directly or indirectly controlled by Rhodia (each, a “Debtor”) of certain of their obligations and (ii) to assist, indemnify and hold harmless Aventis and any of its agents or employees for any losses or damages suffered by them in connection with any action brought against them as a result of the Guarantees or the Guarantee Agreement. The Guarantee

Agreement also provides that in the event Rhodia directly or indirectly sells a Debtor, Rhodia must make all efforts to have the Guarantee by Aventis with respect to such Debtor lifted and to replace such Guarantee by another form of security. To date, the Guarantee Agreement has not been drawn upon.

Scientific Sharing Agreement

Rhodia, Aventis and two Aventis subsidiaries entered into a three-year Scientific Sharing Agreement dated May 26, 1998, in order to optimize the application of scientific and technical knowledge among Aventis and its subsidiaries, including Rhodia. The Scientific Sharing Agreement provided for (i) the establishment of certain rules and procedures relative to the sharing of such knowledge and (ii) the opportunity for each of the parties thereto to take advantage of available information subject to certain conditions. The licensing of patents and know-how under the Scientific Sharing Agreement may give rise to royalty rights. Pursuant to the Heads of Agreement, Rhodia’s general rights and obligations to receive and provide information relating to the ongoing research programs and the scientific and technical information available to the other parties to the Scientific Sharing Agreement have terminated. In addition, Rhodia’s participation in the procedures relating to the sharing of scientific and technical knowledge has also terminated. Rhodia retains the right to use in its field of business the results and information owned by another entity of the Aventis group, if such results or information were already used or in the process of being industrialized by Rhodia at the time of the reduction of Aventis’s interest in Rhodia in October 1999. Unless agreed otherwise, the licenses regarding such results and information will be royalty-free. The same rights will be granted to the entities of the Aventis group with respect to information owned by Rhodia. Finally, with respect to information owned by Rhodia or an entity of the Aventis group, as the case may be, which was not already being used or in the process of being industrialized by Rhodia or the relevant Aventis entity at the time of the reduction of Aventis’s interest in Rhodia in October 1999, the right to a license set forth in the Scientific Sharing Agreement will continue to be applicable if the request for such a license was notified prior to January 1, 2001.

Lease Agreement

Rhodia and Aventis entered into a three-year renewable lease and services agreement dated March 18, 1998 (the “Lease Agreement”) relating to Rhodia’s and Aventis’s joint use of headquarters facilities in Courbevoie (France). The rent paid by Rhodia to Aventis in 1998 and in 1999 pursuant to the Lease Agreement was FRF 112.4 million (€ 17.3 million) and FRF 103.9 million (€ 15.84 million), respectively, not including charges for certain variable services. Pursuant to the principles set forth in the Heads of Agreement, the Lease Agreement was terminated on December 31, 2000. Rhodia paid Aventis rent of FRF 92.6 million (€ 14.11 million) in 2000 pursuant to the Lease Agreement.

In April 1999, Rhodia entered into a lease agreement for new headquarters facilities at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex.

Principal Transactions with Companies in the Aventis Group

Until October 15, 1999, Rhodia was controlled by Aventis, and at December 31, 2000 and 2001 Aventis still held 25.2% of Rhodia’s capital. The types of transactions and the amounts involved are summarized below.

Administrative transactions. The impact of administrative transactions with Aventis has progressively become less material. The sales to and the purchases from Aventis are shown below:

	1999	2000	2001
		(€ millions)
Sales of services invoiced to Aventis	97	51	30
Services purchased from Aventis	(134)	(34)	(13)

In 2001, services purchased from Aventis primarily included research and engineering as well as administrative expenses. In 1999 and 2000, services purchased from Aventis included research, engineering and administrative services including rent. In 2001, as in 2000 and 1999, services sold by Rhodia to Aventis primarily corresponded to administrative costs, research and development and industrial services.

Financial transactions. Since the relinquishment of control by Aventis over Rhodia on October 15, 1999, Rhodia is no longer a member of the Aventis cash pool and no material amounts of related short-term deposits and borrowings remain on the consolidated balance sheet.

In 1999, interest expense paid to Aventis amounted to € 65 million and interest income received from Aventis amounted to € 20 million.

Other transactions. In accordance with the Environmental Indemnification Agreement with Aventis (see note 24a), Rhodia recorded a receivable from Aventis of € 35 million as of December 31, 2001.

With respect to related party transactions – transactions with parties that have a relationship enabling them to negotiate terms of material transactions that may not be available from other more clearly independent parties on an arm’s-length basis – management believes that Rhodia has not developed any material relations of this nature.

Bonds exchangeable for Rhodia shares. In October 1999, Rhône-Poulenc (which became Aventis) issued approximately 44 million bonds with a face value of € 23.22, exchangeable for Rhodia shares already held by Aventis, maturing on October 22, 2003. The exchange ratio is one Rhodia share per bond. Holders may exchange their bonds for shares at any time until October 2003. Furthermore, Aventis has the right to redeem the bonds at any time commencing October 22, 2002 if Rhodia’s share price reaches 130% of the bond’s face value plus accrued interest. As a result, to the extent that bonds are not exchanged before redemption in cash on the maturity date, Aventis will continue to hold an equity interest in Rhodia as of such date.

Item 8. Financial Information

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this annual report.

Legal Proceedings

Rhodia is involved in certain claims and lawsuits as part of its ordinary course of its business involving primarily claims made by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Some of Rhodia’s North American subsidiaries have potential liabilities under the U.S. federal “Superfund” laws and federal or state environmental regulation. However, in light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

Rhodia Polyamide Intermediates, a wholly-owned group subsidiary, has been involved in arbitration proceedings with DuPont China Holding and LYPFC (Lioyang Petrochemical Fiber Company, an affiliate of Sinopec). The proceedings related to a joint venture formed by Rhodia and these two partners in 1996 in Sanlong, People’s Republic of China, for the production of nylon salt. Rhodia settled the proceedings with both DuPont China Holding and LYPFC and has recorded a provision for the loss resulting from these proceedings. See Note 24 to the Consolidated Financial Statements.

Rhodia Fosfatados de Mexico is currently involved in a tax dispute with the Mexican tax authorities concerning alleged failure by Albright & Wilson, prior to its acquisition by Rhodia, to pay duties on certain imported products. Rhodia is awaiting a decision from the court of first instance. The initial claim amounted to approximately $ 24 million in December 1998, which may be increased by penalties, surcharges and interest. Rhodia is vigorously contesting the claim and believes that the outcome of the proceedings will not have a material adverse effect on its financial condition or results of operations.

Rhodia is not involved in any other legal or arbitration proceedings, including environmental proceedings, that management expects to have a material adverse effect on Rhodia’s business, financial condition or results of operations, either individually or in the aggregate.

Dividend Policy

Rhodia has declared dividends for each of the three fiscal years completed since its formation. The table below sets forth the dividends declared for each of the financial years 1999, 2000 and 2001, the date of stockholder approval, the net amount of the dividend per share in euro, and the dollar equivalent of the net dividend per share.

Financial year	Date of Payment	Net amount	Net amount
		(in €)	(in $)(1)
1999	May 15, 2000	€ 0.40	$0.39
2000	May 15, 2001	€ 0.40	$0.39
2001(2)	July 1, 2002	€ 0.12	$0.12
(1)	The Shareholders’ Meeting of May 21, 2002 approved payment of a dividend for fiscal year 2001.
(2)	Dollar amounts are provided for convenience only and have been translated at the Noon Buying Rate in effect on June 26, 2002 (€1.00 = $0.98).

The dollar equivalents have been provided for convenience only, using the Noon Buying Rate on the payment date for each dividend. Rhodia does not represent that a stockholder, or the depositary in the case of its ADSs, could have in fact obtained these exchange rates. In addition to the net dividend amount, stockholders may also be eligible to receive a French tax benefit know as an avoir fiscal. See “Item 10. Additional Information – Taxation.”

The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of Rhodia’s board of directors and declaration by the stockholders at the stockholders’ annual meetings. Rhodia will only be able to pay dividends if its financial performance, general business conditions and our management’s business plans permit it. Consolidated net income in each fiscal year (after deduction for depreciation and provisions), as increased or reduced, as the case may be, by any income or loss of Rhodia carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws, is available for distribution to the stockholders of Rhodia as dividends.

Under French corporate law, Rhodia is required to allocate 5% of its unconsolidated statutory net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund before a dividend may be paid with respect to that year. Funds must be allocated until the amount in such reserve funds is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital as increased or reduced from time to time. The legal reserve constitutes a legal guarantee for third parties dealing with Rhodia and, accordingly, they may not be distributed to stockholders, nor used by Rhodia to purchase treasury shares. In the event of loss, the reserve funds will be used to compensate such loss in the absence of any other available reserve. As of May 21, 2001, Rhodia’s legal reserve was equal to approximately 18% of the nominal value of its share capital. This restriction on the payment of dividends also applies to each of Rhodia’s French subsidiaries on an unconsolidated basis.

Upon recommendation of Rhodia’s board of directors, Rhodia’s stockholders may at the annual general meeting decide to allocate all or part of the distributable profits of Rhodia, if any, to one or more special or general reserves, to carry them forward as retained earnings to the next fiscal year, or to allocate them the stockholders as dividends. Rhodia’s board of directors may propose a dividend for approval by the stockholders at the annual general meeting of stockholders.

Rhodia must distribute dividends to its stockholders pro rata according to their share holdings.

In addition, if Rhodia has earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by Rhodia’s auditors, Rhodia’s board of directors may, without stockholder approval, distribute interim dividends for a minimum amount of € 0.76 per share, to the extent such distributable income is available, subject to French corporate law and regulations.

In addition, Rhodia’s by-laws authorize the stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in Rhodia’s shares. For dividends or interim dividends paid in shares, prior authorization by a stockholders’ meeting is required.

The actual dividend payment date is decided by Rhodia’s stockholders at an ordinary general meeting or by Rhodia’s board of directors, if no decision is taken by its stockholders. Rhodia must pay any dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment revert to the French State.

The record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the depositary in euro and, subject to certain exceptions, be converted to dollars by the depositary.

Any dividends paid to U.S. holders of shares or ADSs who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S.-France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. Certain U.S. holders of shares or ADSs who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, or tax credit, less applicable French withholding tax at a rate of 15%. Payment equivalent to the French avoir fiscal, less applicable French withholding tax, will generally be made by the French State only following receipt of a claim for such payment and, in any event, not before January 15 of the year following the calendar year in which the dividend is paid. Certain U.S. tax-exempt holders of shares or ADSs will be entitled only to partial payments of the French avoir fiscal. See “Item 10. Additional Information - Taxation” for a summary of these and other French and U.S. tax consequences to holders of shares or ADSs. Prospective purchasers of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

Item 9. The Offer and Listing

Markets

The ordinary shares of Rhodia are traded on the Premier Marché of Euronext Paris, their principal trading market, under the Euroclear code 12013. In the United States, the ordinary shares trade in the form of American Depositary

Shares issued by Citibank N.A., as depositary, each representing one ordinary share (the “ADSs”). The ADSs are listed on the New York Stock Exchange where they trade under the symbol “RHA.”

The table below sets forth, for the periods indicated, the reported high and low sales prices in euro for Rhodia’s ordinary shares on Euronext Paris and the high and low sales prices in dollars for the ADSs on the NYSE (source: Dow Jones).

Calendar Period	Euronext Paris	Euronext Paris	NYSE Price	NYSE Price
	Price Per Share	Price Per Share	ADS	ADS
	High	Low	High	Low
	(€)	(€)	($)	($)
Monthly
June 2002 (through June 26)	10.28	8.11	9.58	8.00
May 2002	12.40	9.43	11.35	9.10
April 2002	12.40	10.80	11.07	9.50
March 2002	11.63	10.57	10.20	9.55
February 2002	10.70	9.76	9.40	8.65
January 2002	10.81	8.87	9.55	8.10
December 2001	10.87	8.58	9.90	7.45
2001
First quarter	17.00	12.60	15.95	11.50
Second quarter	15.25	11.50	13.62	10.20
Third quarter	13.00	5.75	11.40	5.75
Fourth quarter	11.72	5.01	10.25	5.60
Full year	17.00	5.01	15.95	5.60
2000
First quarter	23.63	16.10	24.19	16.00
Second quarter	21.95	16.83	19.75	16.25
Third quarter	18.89	11.90	18.38	10.88
Fourth quarter	16.55	12.00	15.06	10.50
Full year	23.63	11.90	24.19	10.50
1999	23.10	10.35	23.63	12.13
1998(1)	28.16	9.88	30.44	11.81

(1) Rhodia listed on Euronext and on the NYSE on June 25, 1998.

Stock Options

Rhodia’s stock option plans are described in “Item 6. Directors, Senior Management and Employees – Employee and Director Share Ownership” and in Note 28 of the Consolidated Financial Statements included elsewhere herein.

Trading Practices and Procedures on Euronext Paris Markets

Euronext Paris

Effective September 22, 2000, after the successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF,” the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European stock exchange. Euronext is comprised of Euronext Paris, Euronext Amsterdam and Euronext Brussels. Through the exchange offer, all the stockholders of the SBF, the Brussels exchanges and the Amsterdam exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. on October 27, 2000. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris S.A. retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets.

Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

The Premier Marché

The Premier Marché is a regulated market managed and operated by Euronext Paris S.A.

Admission to the Premier Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris S.A. In addition, companies applying for listing on the Premier Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Securities listed on the Premier Marché are traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. with a closing auction at 5:30 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Euronext Paris publishes a daily official price list that includes, among other things, price information on listed securities.

Euronext Paris places securities listed on the Premier Marché in the category “Continu” or the category “Fixing”, depending on the trading volume of the securities. Rhodia’s ordinary shares are placed in the category Continu, which includes the most actively traded securities.

Trading in securities listed on the Premier Marché may be suspended by Euronext Paris S.A., if quoted prices exceed certain price limits defined by the relevant regulations. In particular, if the quoted price of a Continu security varies by more than 10% from the prix de référence (reference price, which is generally the previous day’s closing price or the opening price of the trading session), trading may be suspended for up to 4 minutes. Further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price, which caused the first trading suspension. If the quoted price of a Continu security varies by more than 2% from the last quoted price, trading may be suspended for up to 4 minutes. On its own initiative or upon justifiable request of the issuer, Euronext Paris S.A. may also suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des marchés financiers or CMF, the self-regulatory authority over French stock exchanges, may also suspend trading.

Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash settlement basis (“au comptant”). However, market intermediaries are also permitted to offer investors for a fee a deferred settlement service (Ordre stipulé à réglement livraison différé, or OSRD). The OSRD allows stockholders to benefit from certain leverage and other special features of the previous monthly settlement market (marché à règlement mensuel). The OSRD is only available for trades in securities that either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million on Euronext Paris S.A. and that are cited on the list published by Euronext Paris. Investors in shares eligible for OSRD service can elect on the determination date (date de liquidation), which is at the latest the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Rhodia’s shares are eligible for the OSRD service.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of securities executed with a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place during the month preceding a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché are cleared and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Purchase and Trading by Rhodia in its Own Shares

Purchase of Rhodia’s Own Shares

Pursuant to Règlement No. 98-02, as amended, of the COB, Rhodia may not issue shares to itself.

However, Rhodia may, either directly or through a financial intermediary acting on its behalf, purchase its shares for one of three purposes:

1.	to reduce its share capital by canceling the shares Rhodia purchases, with its stockholders’ approval at an extraordinary general meeting,
2.	to provide shares to its employees under a profit-sharing plan or stock option plan, with its stockholders’ approval at an extraordinary general meeting, or
3.	to acquire up to 10% of its share capital in connection with a corporate share repurchase program, provided Rhodia’s shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) and provided Rhodia has received the approval, or visa, of the COB on a Note d’information and the approval of its stockholders at an ordinary general meeting. Since December 4, 2000 French regulation allows us to file the Note d’information with the COB either prior to the general meeting granting the authorization or after the board’s decision to launch the program, i.e. after the general meeting.

Rhodia may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, Rhodia may not repurchase under either option 2 or 3 listed above an amount of shares that would result in its company holding, directly or through a person acting on its behalf, more than 10% of its outstanding share capital, or if Rhodia has different classes of shares, 10% of the shares in each class.

Rhodia must hold any shares Rhodia repurchases in registered form. These shares also must be fully paid up. Shares repurchased by Rhodia are deemed outstanding under French law but are not entitled to dividends or voting rights, and Rhodia may not exercise the preemptive subscription rights attached to them.

The stockholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if the stockholders decide to take them into account, Rhodia must either sell the rights attached to the shares Rhodia holds on the market before the end of the subscription period or distribute them to the other stockholders on a pro rata basis.

At the general meeting on May 21, 2002, Rhodia’s stockholders granted a share repurchase authorization to Rhodia’s board, which obtained the visa no 02-429 dated April 22, 2002 from the COB. The board may use this authorization for the purpose of (i) stabilizing the price of Rhodia’s shares by systematically intervening to reverse trends; (ii) retaining the repurchased shares or transferring them by any means, including block trades or assimilated transactions; (iii) granting stock options to employees of Rhodia and/or its group; (iv) canceling the repurchased shares in order to optimize management of Rhodia’s assets and finances; (v) using shares as payment or exchange in transactions, particularly acquisitions; and (vi) distributing shares to current owners of Rhodia’s securities who exercise any rights they may have to acquire additional shares. The stockholders set a price ceiling for the purchased shares of € 45 (subject to adjustments) per share and a price floor for the sold shares of € 5 per share (subject to adjustments). The authorization was granted for a period until the annual general meeting that would review the financials for the year ending December 31, 2002 and, in any event, until no later than November 21, 2003.

Trading in Rhodia’s Own Shares

Pursuant to Règlement No. 90-04, as amended, of the COB, Rhodia may not trade in its own shares for the purpose of manipulating the market, and trading should under no circumstance aim at hindering the regular functioning of the market or misleading third parties. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

  trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between these intermediaries, in each trading session;
  any block trades may not be made at a price above the current market price; and
  each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

Since Rhodia’s shares are continuously quoted (cotation en continu), a trade must meet the following additional requirements to be considered valid:

  the trade must not influence the determination of the quoted price before opening of trading, at the opening of trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price;
  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

  the trade must not account for more than 25% of the total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares that are eligible for the deferred settlement service (SRD).
However, there are two periods during which Rhodia is not permitted to trade in its own securities:
  the 15-day period before the date on which Rhodia makes its consolidated or annual accounts public; and
  the period beginning on the date at which Rhodia becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB.

The use of the repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition and the fairness of the exchange ratio.

After making an initial purchase of Rhodia’s own shares, Rhodia must file monthly reports with the COB and the CMF, the self-regulatory authority over French stock exchanges that contain specified information about subsequent transactions. The CMF makes this information available to the public.

Item 10. Additional Information

Ownership of Shares by Non-French Persons

Under French corporate law, there is no limitation on the right of non-residents or non-French stockholders to own or, where applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union (“E.U.”) obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20 percent or more of a listed company’s share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments (établissements de crédit) are accredited intermediaries.

Material Contracts

For a summary of Rhodia’s material contracts see “Item 7. Major Stockholders and Related Party Transactions - Agreements with Aventis.”

Articles of Association

Rhodia is a société anonyme, a form of French corporation, incorporated under the laws of France.

Rhodia’s registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex. Rhodia is registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. For more information about the Company, please see “Item 4. Information on the Company - Corporate History.”

The information below is a summary of the material information concerning Rhodia’s share capital, together with material provisions of applicable French corporate law and of Rhodia’s by-laws (statuts), as amended by Rhodia’s stockholders on May 21, 2002. An unofficial English translation of the by-laws is included as an exhibit to this annual report. You may obtain copies of Rhodia’s statuts in French from its registered office. Please refer to those full documents for additional details.

Board of Directors

For a discussion of directors’ powers under French corporate law and Rhodia’s by-laws, see “Item 6. Directors, Senior Management and Employees – Board of Directors, Chairman and/or Chief Executive Officer.”

Stockholders’ Meetings and Voting Rights

In accordance with French corporate law, there are three types of stockholders’ general meetings: ordinary, extraordinary and special.

Ordinary general meetings are required for matters such as the election, replacement and removal of directors, the appointment of statutory auditors, the approval of annual financial statements and consolidated financial statements, the declaration of dividends or authorization of dividends to be paid in shares and the issuance of debt securities.

Extraordinary general meetings are required for the approval of matters such as amendments to Rhodia’s by-laws, approval of mergers, the change of Rhodia’s corporate name or its corporate purpose, increases or decreases in share capital, the contribution of a substantial part of its assets, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible, exchangeable or otherwise giving rights to subscribe equity securities and the voluntary liquidation of the Company.

Special meetings of stockholders of a certain category of shares (such as, among others, shares with double voting rights or preferred shares without voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the stockholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary General Meetings

French corporate law requires Rhodia’s board of directors to convene an annual ordinary general meeting of stockholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary general meeting of stockholders upon proper notice at any time during the year. If the board of directors fails to convene a stockholders’ meeting, Rhodia’s statutory independent auditors or stockholders holding the majority of the share capital or the voting rights following a block trade or a public offer may call the meeting. In a bankruptcy, Rhodia’s liquidator or court-appointed agent may also call a stockholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

  one or several stockholders holding at least 5% of Rhodia’s share capital, any interested party in emergency situations,
  the workers committee in emergency situations, or
  duly qualified associations of stockholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of Rhodia.

The notice of a meeting must state the agenda for the meeting.

Notice of Stockholders’ Meetings

Annual stockholders’ meetings are called in accordance with the law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting. In accordance with French corporate law, Rhodia must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (the “BALO”). Such preliminary notice must first be sent to the Commission des opérations de bourse (the “COB”), the administrative agency responsible for overseeing the French securities markets. The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of meeting, the preliminary agenda, a draft of the resolutions to be submitted to the stockholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by proxy.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, Rhodia must send a final notice containing the final agenda and other information for the meeting. A notice must be sent by mail to all registered stockholders who have held shares for more than one month prior to the date of publication of the final notice in a newspaper authorized to publish legal announcements in the local administrative county (département) in which Rhodia is registered as well as in the BALO, with prior notice to the COB.

Typically, stockholders can only vote on matters included in the agenda for the meeting. However, stockholders may vote on the dismissal of directors under certain circumstances and on certain miscellaneous matters even if they are not included on the agenda. Additional resolutions to be submitted for approval by the stockholders at the meeting may be submitted to the board of directors within ten days of the publication of the preliminary notice in the BALO by one or several stockholders holding a specified percentage of shares calculated on the basis of a formula relating to Rhodia’s share capital, by the workers committee, or by a duly qualified association of stockholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of Rhodia. The board of directors must submit these resolutions to a vote of the stockholders.

In addition to rights to certain information regarding Rhodia, any stockholder may, during the two-week preceding a stockholders’ meeting, submit to Rhodia’s board of directors written questions relating to the agenda for the meeting. Rhodia’s board of directors must respond to such questions during the general meeting.

Attendance and Voting

Each share confers on the stockholder the right to one vote. Participation of stockholders at a stockholders’ meeting is not restricted in any way. In particular, a stockholder does not need to have a minimum number of shares in order to be able to attend or be represented at a general meeting.

Holders of registered shares may participate in a general meeting only if they are registered in a stockholder account maintained by Rhodia, or by Société Générale, service relations sociétés émettrices, assemblées générales, BP 81236, 32 rue du Champ de Tir, 44312 Nantes Cedex 3, acting as financial intermediary appointed by Rhodia, at least two days before the meeting. A holder of bearer shares must obtain a certificate (“certificat d’immobilisation”) from the financial intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must indicate that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting.

Rhodia’s by-laws provide that stockholders may participate in and vote at any general or special meetings by video-conference or any other electronic means of telecommunication or remote transmission that permits their identification under the conditions provided for by applicable regulations and pursuant to terms defined by the board of directors. Stockholders are thus deemed present at these meetings for the calculation of quorum and majority.

Proxies and Votes by Mail

In general, all stockholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Stockholders may participate in general meetings either in person, by proxy or by mail or, if provided for by the by-laws, by video conference. As mentioned above, Rhodia’s by-laws, as recently amended, provide for the possibility of participation by video-conference or any other means of telecommunication that allows the stockholders to be identified. Stockholders’ votes are counted in proportion to the number of shares they hold.

Rhodia will send proxy forms and postal vote forms to any stockholder on request. In order to be counted, the completed form must be returned at Rhodia’s registered office or at any other address indicated on the notice convening the meeting, no later than two days prior to the date of the general meeting. French corporate law and Rhodia’s by-laws provide that stockholders may send their proxy form and postal vote form for any general meetings either in paper form or, subject to a prior decision of the board of directors published in the preliminary notice of meeting and final notice, by remote transmission.

A stockholder may grant a proxy to his or her spouse, to another stockholder, or, if the stockholder is a corporation, to a legal representative. Alternatively, the stockholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by Rhodia’s board of directors and against all others.

Representation of non-French residents

A stockholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “– Form, Holding and Transfer of Shares – Holding of Shares”) if:

•	the registration of such intermediary, in the form of a collective account or in several individual accounts, has been made with Société Générale, as Rhodia’s accredited account administrator;

  such intermediary has declared, when opening one or several accounts with Société Générale, that it is an intermediary holding shares on someone’s behalf, under conditions imposed by law; and
  such intermediary represents that, upon Rhodia’s or Société Générale’s request, it will disclose the identity of the non-resident holders of the shares whose voting rights are exercised.

An intermediary who complies with the above-mentioned requirements, may exercise the voting rights or transmit the relevant proxies pertaining to the shares for which they have received a general power of attorney. However, such voting rights or proxies will not be taken into account if the intermediary has not registered or has not disclosed the identity of the non-resident holders of the shares for whom such voting rights or proxies are exercised.

Quorum

Under French corporate law, a quorum requires the presence, in person, by mail or by proxy, of stockholders holding at least (i) 25% of the shares entitled to vote, in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums, or (ii) 33 1/3% of the shares entitled to vote, in the case of any other extraordinary general meeting.

If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened. However, when an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering an increase in Rhodia’s share capital through incorporation of reserves, profits or share premium. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the stockholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

Approval of any resolution at an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums requires a simple majority of the votes cast. Approval of any other resolution at an extraordinary general meeting requires a two-thirds majority of the votes cast. Notwithstanding these rules, any proposal to increase stockholders’ liabilities requires a unanimous vote. Abstention from voting by those present in person or represented by proxy or voting by mail counts as a vote against any resolution submitted to a vote.

In general, each of Rhodia’s stockholders is entitled to one vote per share, subject to the limitations described above and under “– Requirements for Holdings Exceeding Certain Percentages” below.

Under French corporate law, any of Rhodia’s shares held by Rhodia or by entities controlled directly or indirectly by us have no voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Stockholders

In connection with any stockholders’ meeting, Rhodia must provide a set of documents including Rhodia’s annual report and a summary of the results of the five previous fiscal years in French GAAP to any stockholder who so requests.

French corporate law requires that a special report be provided to the ordinary stockholders’ meeting regarding stock options authorized and/or granted by the company.

Dividends

Rhodia may only distribute dividends to its stockholders from its consolidated net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or Rhodia’s by-laws.

Legal reserve

French corporate law provides that French sociétés anonymes such as Rhodia must allocate 5% of their unconsolidated statutory net profits in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in that fund equals 10% of the aggregate nominal amount of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of Rhodia’s French subsidiaries on an unconsolidated basis. The legal reserve constitutes a legal guarantee for third party dealing with Rhodia and, in this respect, they may not be distributed to stockholders, nor used by the us to purchase treasury shares. In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve. At December 31, 2001, Rhodia’s legal reserve was € 32 million.

Approval of dividends

Upon recommendation of Rhodia’s board of directors, Rhodia’s stockholders may at the annual general meeting decide to allocate all or part of distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the stockholders as dividends. Rhodia’s board of directors may propose a dividend for approval by the stockholders at the annual general meeting of stockholders.

Rhodia must distribute dividends to its stockholders pro rata according to their share holdings.

Interim dividends

In addition, if Rhodia has earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, Rhodia’s board of directors may distribute interim dividends for a minimum amount of € 0.76 per share, to the extent of the distributable income without stockholder approval, subject to French corporate law and regulations.

Option to receive dividends in shares

In addition, Rhodia’s by-laws authorize the stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in its shares. For dividends or interim dividends paid in shares, prior authorization by a stockholders’ meeting is required.

Date of payment of dividends

The actual dividend payment date is decided by Rhodia’s stockholders at an ordinary general meeting or by its board of directors, if no decision is taken by its stockholders. Rhodia must pay any dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment revert to the French State.

Increases in Share Capital

As provided by French corporate law, Rhodia may increase its share capital only with its stockholders’ approval at an extraordinary general meeting upon the recommendation of its board of directors. Rhodia may increase its share capital by issuing additional shares, by issuing a new class of equity securities or by increasing the nominal value of its existing shares. Increases in share capital by issuing additional securities may be effected by issuing such securities:

  for cash,
  subject to certain conditions, in satisfaction of Rhodia’s indebtedness, for assets contributed in kind,
  by capitalization of Rhodia’s profits, reserves or share premiums, in which case additional shares will be issued and delivered to its stockholders free of charge, upon conversion, exchange or redemption of securities convertible, redeemable or exchangeable into Rhodia’s shares, or upon the exercise of stock options, share warrants or other similar securities comprising rights to subscribe for Rhodia’s shares.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary stockholders’ meetings. Increases affected by an increase in the nominal value of shares require unanimous approval of the stockholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “– Stockholders’ Meetings and Voting Rights.”

Rhodia’s stockholders may delegate to its board of directors the right to carry out any increase in share capital previously authorized by its stockholders. Rhodia’s board of directors may further delegate these powers to its chairman and chief executive officer.

Each time the stockholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide whether or not to proceed with a capital increase reserved to employees of Rhodia and its subsidiaries or on whether or not delegate to the board of directors the right to carry out such reserved capital increase.

Decreases in Share Capital

According to French corporate law, Rhodia may decrease its share capital only with its stockholders’ approval at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase its own shares, all holders of shares must be offered the possibility to participate in such a reduction. There are two ways by which Rhodia may reduce its share capital: by decreasing the nominal value of its outstanding shares or by reducing the number of outstanding shares. Rhodia may reduce the number of outstanding shares either by exchanging shares or, if the reduction is not due to losses incurred by it, by repurchasing and canceling shares. Holders of each class of shares must be treated equally unless each affected stockholder agrees otherwise.

The shareholders’ meeting of May 21, 2002 after reviewing the Board of Director’s management report and the statutory auditor’s special report, decided to reduce the capital, for reasons other than for losses, by an amount of € 2,510,328,632 by reducing the nominal value of the shares from € 15 to € 1. The amount of the capital reduction, i.e., the difference between the former and the new nominal value, will be recorded on the balance sheet in the “issue premium” account. Such amount shall not be distributable but may be subsequently capitalized or serve to write off corporate losses.

Preferential Subscription Rights of Stockholders

Under French corporate law, current stockholders have preferential rights to subscribe on a pro rata basis for issuances of new shares or other securities giving rights, directly or indirectly, to new shares issued by us for cash. These preferential rights require Rhodia to give priority treatment to its stockholders. Stockholders may waive their preferential rights in respect of a particular offering, either individually or as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, stockholders may transfer their preferential subscription rights, if they have not previously waived these rights. Also, during this period preferential subscription rights may be quoted on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French corporate law requires that Rhodia’s board of directors and its independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. If stockholders waive their preferential rights at an extraordinary general meeting, they may authorize Rhodia’s board of directors to grant to existing stockholders a non-transferable priority right to subscribe for new equity securities issued during a limited period of time. Stockholders also may notify us that they wish to waive their own preferential rights with respect to any particular offering if they so choose.

Form, Holding and Transfer of Shares

Form of Shares

Rhodia’s by-laws provide that its shares may at the stockholder’s option be held either (i) in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution or (ii) in registered form in its name in an account maintained by Société Générale for Rhodia and on its behalf. It may, at its expense, change from one form of holding to the other.

Holding of Shares

In accordance with French corporate law concerning dematerialization of securities, ownership rights of stockholders are represented by book entries instead of share certificates. Rhodia maintains a share account with Euroclear France S.A. for all shares in registered form, which is administered by Société Générale. In addition, Rhodia maintains separate accounts in the name of each stockholder either directly, or, at a stockholder’s request, through the stockholder’s accredited intermediary. Each stockholder’s account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Société Générale, as a matter of course, issues confirmations to each registered stockholder as to shares registered in the stockholder’s account, but these confirmations are not documents of title.

Shares held in bearer form are held on the stockholder’s behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear France S.A., which is separate from Rhodia’s share account with Euroclear France S.A. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. If this alternative is adopted, the shares are referred to as being in bearer form, although no bearer document of title is issued by Rhodia or on its behalf with respect to them. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France S.A.

Rhodia’s by-laws permit Rhodia to request at any time that Euroclear France S.A. provide Rhodia with the identity of the holders of its shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. In addition, according to French corporate law, shares held by any non-French resident may be held on the stockholder’s behalf in a collective account or in several individual accounts by an intermediary.

Transfer of Shares

Rhodia’s by-laws do not contain any restrictions relating to the transfer of shares, other than those provided for by law, regulation or statute. Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be inscribed in an account maintained by an accredited intermediary. A stockholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, called impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to € 153,000 and at a rate of 0.15% on transactions exceeding this amount, capped at € 610 per transaction. This tax is subject to a rebate of € 23 per transaction. Non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless a transfer instrument has been executed in France.

Identification of Stockholders

With respect to shares in bearer form, Rhodia’s by-laws permit, in accordance with applicable legislation, the use of a procedure known as titres au porteur identifiables, according to which Euroclear France (or any clearing agent that may replace Euroclear France) will, upon the company’s request at any time, disclose all or selected information regarding Rhodia’s stockholders, including name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of shares or securities that have or may in the future have a voting right held by such stockholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that may apply to these shares or securities.

Pursuant to applicable law, the accredited intermediary that holds shares or securities in bearer form on behalf of a stockholder must transmit the above requested information to Euroclear France within 10 business days following the request. If the time limit is not complied with or if the information is inaccurate or incomplete, Euroclear France may ask French courts to compel the accredited intermediary to comply with its duties. Within 5 days after such transmission, the information is provided by Euroclear France to us on a confidential basis.

If Rhodia considers that in turn the holder of bearer shares or securities whose identity has been disclosed holds shares or securities on behalf of third parties, Rhodia may renew its request indefinitely through Euroclear France until Rhodia finds the actual owner of the shares or securities.

With respect to shares or securities in registered form, Rhodia may at any time request from any intermediary to disclose, within 10 business days following the request, the identity of the person its acts for. If Rhodia considers that in turn this person whose identity has been disclosed holds shares on behalf of third parties, Rhodia may renew its request indefinitely until Rhodia finds the actual owner of the shares or securities.

If the person does not transmit the above requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the owners of the securities, the voting rights of the securities giving immediate or future access to the share capital for which such person is registered cannot be exercised until such date as such information has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date. In addition, if the person knowingly fails to comply with the obligation to disclose the identity of the relevant security owner, a court may, at Rhodia’s request or at the request of one or several stockholders representing at least 5% of Rhodia’s share capital, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

According to the French Commercial Code, any entity holding more than 2.5% of Rhodia’s share capital or voting rights must disclose upon Rhodia’s request, the identity of any individual or entity holding, directly or indirectly, more than 33 1/3% of its share capital or voting rights attached hereto.

Requirements for Holdings Exceeding Certain Percentages

French corporate law provides that any individual or entity (including a holder of ADSs) acting alone or in concert with others, that directly or indirectly makes an acquisition that causes the individual or entity to surpass an ownership threshold of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as Rhodia, or whose holdings fall below any of these thresholds, must notify us within 15 calendar days of crossing the threshold of the number of shares and voting rights it holds. The individual or entity also must notify the Conseil des Marchés Financiers (the “CMF”) within five trading days of crossing any of these thresholds. The CMF is the self-regulatory organization that has general regulatory authority over French financial markets. A stockholder who, when increasing its stockholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The stockholder will not regain these voting rights until two years following the date that it notifies the CMF of having crossed this threshold. Also, a stockholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of Rhodia’s chairman, any of its stockholders or the COB, or may be subject to criminal penalties, and fines.

In addition, Rhodia’s recently amended by-laws provide that any individual or legal entity that acquires, acting alone or jointly with others, directly or indirectly 0.5%, or any multiple of 0.5% up to 50%, of (i) the total number of Rhodia’s shares and/or voting rights at the time of the acquisition; (ii) the total number of Rhodia’s shares and/or voting rights on a fully diluted basis; or (iii) any class of other securities granting access immediately or subsequently to Rhodia’s capital or voting rights, must notify us within 15 days by registered mail, return receipt requested, of the total number of current and potential shares and voting rights it holds. The holder will also indicate the date of acquisition of such securities. The same notification requirement applies to each subsequent increase and to any decrease in ownership of 0.5% or any multiple of 0.5%. Mutual fund management companies must report this information for the aggregate number of Rhodia’s shares held by the funds they manage.

If a person does not comply with this notification requirement, one or more stockholders holding 0.5% or more of Rhodia’s share capital or voting rights may, upon request recorded at a stockholders’ meeting, require the suspension of the voting rights attached to the shares or the securities in excess of the relevant threshold for two years following the date on which the owner complies with the notification requirement. This loss of voting rights shall only be effective as of the date of the acquisition of the shares in excess of the relevant threshold. In addition, any stockholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of Rhodia’s chairman, any stockholder or the COB, and may be subject to a fine.

To permit stockholders to give the notice required by French law, Rhodia must publish information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of Rhodia’s annual general meeting in the BALO within 15 calendar days after this meeting and inform the CMF thereof. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, Rhodia must publish the number of votes then available in the BALO within 15 calendar days of this change and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to Citibank notifications regarding shares represented by ADRs and Citibank will forward the notification to us and to the CMF as soon as practicable.

Under French law and COB regulation no 88-02, any person or persons, acting alone or in concert with others, who acquires more than 10% or 20% of Rhodia’s outstanding share capital or our voting rights, either through shares or ADSs, must disclose its future intentions within fifteen calendar days following the threshold crossing to us, the CMF and the COB. The CMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France, stating whether or not they intend, within the 12-month period following the acquisition, to increase their stockholdings and to request a seat on our board of directors and whether they are acting in concert with others. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or stockholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding threshold crossings described above.

Under the stock market regulations of the CMF, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of Rhodia must initiate a public tender offer for the balance of its share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Purchase of Rhodia’s Own Shares

Under the French Commercial Code, Rhodia may not issue shares to itself. However, Rhodia may purchase its own shares in the limited cases described in “Item 9. The Offer and Listing – Purchase and Trading by Rhodia in its Own Shares.”

Taxation

French Taxation

The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of Rhodia’s shares. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a business conducted in France.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the applicable laws, conventions and treaties in force as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying Rhodia shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

Taxation on Sale or Disposal of Shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Rhodia shares if both of the following apply to you:

  you are not a French resident for French tax purposes, and you have held, either directly or indirectly, and as relates to individuals, alone or with relatives, not more than 25% of Rhodia’s dividend rights, known as bénéfices sociaux, at any time during the preceding five years.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any Rhodia shares.

If you transfer shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is € 3.049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When stockholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

  50% of the dividend paid for (i) individuals and (ii) companies that own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or
  25% of the dividend paid for the other stockholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other stockholders who will use the avoir fiscal as of January 1, 2002.

In addition, if the distribution of dividends by us gives rise to the précompte, stockholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

  50% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 25%; and
  70% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal.

Under French domestic law, stockholders who are not resident in France are not eligible for the avoir fiscal, and French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents.

Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. The stockholder can subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have made treaties with France that provide for the arrangements summarized below:

Australia	Germany(1)	Malaysia	Senegal	Venezuela
Austria	Ghana	Mali	Singapore
Belgium	Iceland	Malta	South Korea	French Territoires
Bolivia	India	Mauritius	Spain	d’Outre-Mer and
Brazil	Israel	Mexico	Sweden	Other:
Burkina Faso	Italy	Namibia	Switzerland	Mayotte
Cameroon	Ivory Coast	Netherlands	Togo	New Caledonia
Canada	Japan	New Zealand	Turkey
Estonia	Latvia	Niger	Ukraine	Saint-Pierre and
Finland	Lithuania	Norway	United Kingdom	Miquelon
Gabon	Luxembourg	Pakistan	United States
(1)	According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has not yet been adopted but, when adopted, should apply retroactively as of January 1, 2002.

Under these treaties, a stockholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

  a lower rate of withholding tax, generally 15%, and
  a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

If these arrangements apply to a stockholder, Rhodia will withhold tax from the dividend at the lower rate, provided that the stockholder has previously established that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, Rhodia must withhold tax at the full rate of 25%, and the stockholders may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

A French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

  profits which have not been taxed at the ordinary corporate income tax rate, or profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividend before withholding tax.

A stockholder who is not a French resident may obtain a refund of the amount of any précompte actually paid in cash, net of applicable withholding tax, in two cases:

  if the stockholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal, or if the stockholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

Estate and Gift Tax

France imposes estate and gift tax where an individual or entity acquires shares of a French company from a nonresident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Rhodia shares if both of the following apply to you:

  you are not a French resident for the purpose of French taxation, and you own less than 10% of Rhodia’s share capital, either directly or indirectly, and you shares do not enable you to exercise influence on Rhodia.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax.

Taxation of U.S. Investors

On August 31, 1994, the United States and France signed a tax treaty, the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “U.S.-France tax treaty”). The following is a general summary of the material U.S. federal income and French tax consequences to you if you are the beneficial owner of Rhodia shares or ADSs and all of the following five points apply to you:

1.	You own (directly, indirectly or through attribution) less than 10% of the outstanding share capital of Rhodia,
2.	You are any one of (a), (b), (c) or (d) below and you, the partners or the beneficiaries are subject to U.S. federal income taxation on a net income basis:
(a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
(b) a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),
(c) an estate whose income is subject to U.S. federal income tax regardless of its source, or
(d) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust,
3.	You are entitled to the benefits of the U.S.-France tax treaty under the “limitation on benefits” article of that treaty,
4.	You hold the shares or ADSs as capital assets, and
5.	Your functional currency is the U.S. dollar.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares or ADSs.

Special rules may apply to United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this summary. Furthermore, this discussion is based upon United States and French law and practice. This summary is subject to any changes or changes in interpretation to United States or French law or practice occurring after the date hereof. In addition, this summary is based, in part, upon representations made by the Depositary to Rhodia and on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. You should consult your own tax advisors concerning the U.S. federal, state or local tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Withholding Tax and Avoir Fiscal. In France, companies may only pay dividends out of income remaining after tax has been paid. When stockholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

  50% of the dividend paid for (i) individuals and (ii) companies that own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or
  25% of the dividend paid for the other stockholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other stockholders who will use the avoir fiscal as of January 1, 2002.

In addition, if the distribution of dividends by us gives rise to the précompte, stockholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

  50% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 25%; and
  70% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal.

Under French domestic law, stockholders who are not resident in France are not eligible for the avoir fiscal.

French companies normally must deduct 25% French withholding tax from dividends paid to non-residents of France. Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if your ownership of Rhodia shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

Additional provisions apply if you are considered an “eligible” U.S. holder of shares or ADSs. You are “eligible” if your ownership of Rhodia shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1.	You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S. -France tax treaty,
2.	You are a U.S. corporation, other than a regulated investment company, which owns directly or indirectly less than 10% of the capital of the French payor company,
3.	You are a U.S. corporation which is a regulated investment company, which owns directly or indirectly less than 10% of the capital of the French payor company, provided that less than 20% of your shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States, or
4.	You are a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1. or point 2. above.

If you are an eligible U.S. holder, Rhodia will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

1.	You must complete French Treasury Form RF1 A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares of ADSs, including, among other things, the dividend rights.
2.	If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:
	(a)	You are a resident of the United States for the purposes of the U.S.-France tax treaty,
	(b)	Your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France,
	(c)	You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,
	(d)	You fulfill all the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal, and
	(e)	You claim the reduced rate of withholding tax and payment of the avoir fiscal.

If you are an eligible U.S. holder of ADSs, you can obtain the form or certificate from the Depositary and also the U.S. Internal Revenue Service, and the Depositary will file it with French tax authorities as long as you deliver the completed form or certificate to the Depositary within the time period specified in the distribution to registered U.S. holders of ADSs.

If you are not an eligible U.S. holder or if you have not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, Rhodia will deduct French withholding tax at the rate of 25%. In that case, you may claim from the French tax authorities a refund of any excess withholding tax.

If you are an eligible U.S. holder, you may also claim the avoir fiscal, by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

Specific rules apply to the following:

  tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and various other tax-exempt entities, including some state owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlements to these benefits.

These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the Rhodia’s capital and they satisfy the filing formalities specified in Internal Revenue Service regulations.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income to the extent they are paid or deemed paid out of Rhodia’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include these amounts in income on the date payment is received by you, which, if you hold ADSs, will be the date payment is received by the Depositary. Dividends paid by Rhodia will not give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

In addition, for U.S. federal income tax purposes, the amount of any dividend paid to you in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the dividend is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You may be required to recognize U.S. source ordinary income or loss when you subsequently sell or dispose of the euro. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the U.S.-France tax treaty. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

To the extent that any dividends paid exceed Rhodia’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

  First, as a tax-free return of capital to the extent of your basis in your shares or ADSs, which will reduce the adjusted basis of your shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those shares or ADSs.
  Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain.

French withholding tax imposed on the dividends you receive on your shares or ADSs and on any avoir fiscal at 15% under the U.S.-France tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may instead claim an itemized deduction for all of the foreign taxes you pay in a particular year.

The Précompte. A French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

  profits which have not been taxed at the ordinary corporate income tax rate, or profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by Rhodia with respect to distributions paid to you. Under the U.S.-France tax treaty, the amount of the précompte refunded to U.S. residents is reduced by 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte actually paid in cash, but not to any précompte that is paid by off setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid.

The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

For U.S. federal income tax purposes, the amount of the précompte will be included in your gross income as ordinary income in the year it is received. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the précompte is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You generally will be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euro.

Taxation of Capital Gains

If you are a resident of the United States for purposes of the U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell, exchange or otherwise dispose of your shares or ADSs equal to the difference between the amount realized on the disposition and your tax basis in the shares or ADSs. Any gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods. The deductibility of capital losses is subject to significant limitations.

Further, any deposit or withdrawal of shares by you for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If Rhodia were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs.

You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of Rhodia’s shares or ADSs.

French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

  you are domiciled in France at the time of making the gift, or at the time of your death, or you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

The French wealth tax generally does not apply to your shares of Rhodia if you are a resident of the United States for purposes of the U.S.-France tax treaty.

United States Information Reporting and Backup Withholding

Distributions paid to you and proceeds from the sale or disposal of your shares or ADSs may be required to be reported to the Internal Revenue Service. U.S. federal backup withholding at the current rate of 30% may be imposed on specified payments made to persons that fail to furnish required information. Generally, backup withholding will not apply to you if you furnish a correct taxpayer identification number or certificate of foreign status or make any other required certification. Backup withholding also does not apply to you if you are exempt from backup withholding (for example, if you are a corporation). U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9, (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any erroneous amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

The documents referred to in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

The information below is based on certain assumptions and expectations that, by their nature, may prove to be incorrect, particularly due to changes in foreign exchange rates and interest rates, and changes in Rhodia’s exposure to these risks.

Exchange rate exposure

A considerable proportion of Rhodia’s assets, liabilities, revenues and expenses are denominated in currencies other than the euro, mainly U.S. dollars and, to a lesser extent, pounds sterling. Changes in the value of these currencies – particularly the U.S. dollar and currencies tied to the U.S. dollar, such as the Brazilian real – with respect to the euro may have a significant impact on Rhodia’s financial situation. In 2001, the net impact of currency fluctuations on Rhodia’s consolidated net sales was marginal (a 1% increase from the dollar and a 1.8% decline from the Brazilian real).

A depreciation in the dollar against the euro would lessen the euro-value of sales and revenues generated in dollar-zone countries, and could lower the competitiveness of products manufactured by Rhodia in Europe compared to exports from the United States and other dollar zones. This effect would be partially offset by exchange rate variations in the euro-cost of much of the Group’s raw materials and energy purchasing requirements.

The table below indicates the average exchange rates and percentage change for the euro with respect to key currencies in fiscal years 1999, 2000 and 2001.

			Average exchange rates and changes(1)
Currency	1999	% change	% change			% change
		1998/1999	2000	1999/2000	2001	2000/2001
U.S. dollar / euro	1.07	(3.6)	0.92	(14.0)	0.90	(2.2)
Pound sterling / euro	0.66	(1.5)	0.61	(7.6)	0.62	1.6
Brazilian real / euro	1.93	37.8	1.69	(12.4)	2.10	24.3
(1)	Daily exchange rates published by the Banque de France on the 5th, 10th, 15th, 20th and 25th of every month for 1998 and 1999. Daily currency prices for 2000 and 2001, published by the European Central Bank.

To reduce exposure to short-term exchange rate changes, positions on foreign currency purchasing and sales transactions are calculated daily and hedged against rate changes with respect to the euro using appropriate financial instruments. Positions are recorded at market value. Over-the-counter forward agreements are used with maturities of generally less than six months. The foreign exchange risk exposure used to calculate risks related to derivatives (see below) involves only exchange positions on advance-order sales in currencies other than the euro over the coming three-month period.

Interest rate exposure

Rhodia is most exposed to interest rate risk on the euro, the U.S. dollar and the pound sterling. Swaps are used to manage this risk and control the cost of short and medium-term debt. Interest-rate swaps are used primarily to restructure variable-rate debt and substitute it with fixed-rate debt until maturity. The maturities of these swaps range from three months to five years depending on the underlying debt. The interest-rate sensitivity of these instruments is calculated regularly.

Exposure to commodity prices

Rhodia’s exposure to commodity prices relates essentially to purchases of fuel, natural gas and raw materials. Since July 1, 2000 part of this energy-price exposure is hedged using swaps, options and futures on the Brent and Gasoil markets. Hedging instruments do not exceed 30% of estimated supplies for the next 18 months. These instruments, which are listed on organized and very liquid markets, are marked to market. On December 31, 2001, the maturity of these instruments did not exceed 12 months. The nominal value of these contracts (in Brent-based equivalents) corresponded to the hedging of 2.9 million barrels of oil at December 31, 2001.

Derivative financial instruments

Rhodia’s business and financial transactions expose it to various market risks, primarily exchange rate and interest rate fluctuations. For several years, Rhodia’s policy has been to systematically hedge exchange risks. A system for regularly reviewing and anticipating market trends to hedge against interest rate risk has also been established. Rhodia’s policy for managing market risk is based on centralizing both systematic hedging and continuous monitoring, which enables the Group to take advantage of the best available market conditions. In 2001, Rhodia applied the FAS 133 standards for purposes of reconciling its primary financial statements to U.S. GAAP, and all financial instruments have been marked to market (see note 30 to the Consolidated Financial Statements).

Sensitivity analysis

Rhodia uses derivatives to hedge its interest and exchange rate exposures. Since January 1, 2001, Rhodia has calculated the sensitivity of these instruments to financial markets over a one-year period on the basis of possible reasonable price fluctuations. This method replaces the Value At Risk (VAR) method used by Rhodia from December 1997 to December 2000 to assess risks related to its hedging strategy.

Financial instruments held by Rhodia that are sensitive to changes in interest rates include short-term debt and financial assets, interest rate swaps and derivatives traded in organized markets. The analysis of the sensitivity is calculated on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal. A 100 basis point increase on December 31, 2001 and 2000 would have resulted in increases in net interest expense of € 29.53 million and € 25.24 million respectively.

Financial instruments held by Rhodia that are sensitive to fluctuations in exchange rates include forward exchange contracts, options, and payables and receivables in foreign currency. The analysis of the sensitivity is based on an instantaneous 10% increase in relation to year-end exchange rates, and all other things being equal. A 10% increase in exchange rates on December 31, 2001 and 2000 would have negatively impacted the fair value of the instruments measured by € 54.09 million and € 46.69 million respectively.

Financial instruments held by Rhodia that are sensitive to changes in oil prices (Brent), include options and swaps. The analysis of the sensitivity is calculated on the basis of a 10% increase in the Brent barrel price curve for the year in relation to year-end levels, all other things being equal. In the case of a 10% increase in the price of oil on December 31, 2001 and 2000, these financial instruments would have had a negative impact on earnings of € 6.18 million and € 7.48 million respectively.

Financial instruments held by Rhodia that are sensitive to changes in stock market prices were not significant at the end of 2001 and 2000.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

To Rhodia’s knowledge, there has been no material default in the payment of principal or interest or any other material default relating to its indebtedness not cured within 30 days.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

To Rhodia’s knowledge, no one (i) has modified materially the instruments defining the rights of holders of Rhodia’s shares or (ii) has modified materially or qualified the rights evidenced by its registered securities by issuing or modifying any other class of securities.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The following Consolidated Financial Statements are filed as part of this annual report.

Statutory Auditors’ Report	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Income	F-4
Consolidated Statements of Stockholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes	F-9
Principal Subsidiaries	F-38

Item 19. Exhibits

1. By-Laws of Rhodia (unofficial English translation), as amended through May 21, 2002.

4.1. Heads of Agreement with Rhône-Poulenc dated October 14, 1999 (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to Rhodia’s Registration Statement on Form F-3 (Registration No. 333-10832) filed on October 14, 1999).

4.2. Environmental Indemnification Agreement with Rhône-Poulenc dated May 26, 1998 (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to Rhodia’s Registration Statement on Form F-1 (Registration No. 333-8850) filed on June 8, 1998).

8.	List of Subsidiaries (incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements of this annual report).

10.1. Consent of Independent Auditors.

RHODIA AND SUBSIDIARIES

Report of Independent Accountants

To the Stockholders of Rhodia,

We have audited the accompanying consolidated balance sheets of Rhodia as of December 31, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash-flows for each of the three years in the period ended December 31, 2001 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in France. These financial statements are the responsibility of the Rhodia’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above (page F-2 to F-39) present fairly, in all material respects, the financial position of Rhodia and its subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in France.

Generally accepted accounting principles in France differ in certain respects from generally accepted accounting principles in the United States. The effect of such differences as they apply to Rhodia's consolidated financial statements are explained in Note 30.

Paris, France,

January 29, 2002

PricewaterhouseCoopers

Rhodia Consolidated Balance Sheets As of December 31,
Assets
(millions of euros)	Note	2001	2000
Current assets
Cash		126	106
Short-term deposits		107	59
Marketable securities	13	180	94
Accounts and notes receivable – net	10	524	819
Inventories – net	9	1,044	1,185
Prepaid expenses and other current assets	11	916	1,079
Total current assets		2,897	3,342

Investments and other assets
Investments accounted for by the equity method	6	185	216
Deposits and long-term receivables		98	103
Other investments – net	7	75	112
Deferred charges and other assets	8	636	451
Total investments and other assets		994	882

Property, plant and equipment
At cost		8,882	8,885
Less accumulated depreciation		(5,312)	(5,117)
Total property, plant and equipment	5	3,570	3,768

Intangible assets
At cost		2,673	2,593
Less accumulated amortization		(1,174)	(1,071)
Total intangible assets	4	1,499	1,522
TOTAL ASSETS		8,960	9,514

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia Consolidated Balance Sheets As of December 31,

Liabilities and Stockholders’ Equity

(millions of euros)	Note	2001	2000
Current liabilities
Bank overdrafts		233	261
Accounts and notes payable		885	1,124
Current portion of long-term debt	18	331	150
Short-term borrowings		473	837
Other current liabilities	19	1,404	1,232
Total current liabilities		3,326	3,604
Long-term debt
Bonds		813	811
Bank borrowings		1,136	1,266
Total long-term debt	18	1,949	2,077
Other long-term liabilities
Deferred income taxes	1i – 23	224	228
Reserves for pension and retirement costs	16	743	655
Reserves for restructuring and environmental costs	17	62	67
Other reserves and long-term liabilities	17	305	203
Total other long-term liabilities		1,334	1,153
Commitments and contingencies	24
Minority interests in net assets of subsidiaries	15	84	87
Stockholders’ equity
Common stock; par value 15 euros; 179,309,188 shares issued in 2001 and 2000	14a	2,690	2,690
Additional paid-in capital	14a	3	3
Deficit	14b	(374)	(74)
Cumulative translation adjustment		(52)	(26)
Total stockholders’ equity	14	2,267	2,593
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		8,960	9,514

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia Consolidated Statements of Operations Years Ended December 31,

(millions of euros)	Note	2001	2000	1999
Net sales		7,279	7,419	5,526
Operating expenses
Production costs and expenses		(5,166)	(5,053)	(3,594)
Administrative and selling expenses		(1,120)	(1,138)	(883)
Research and development expenses	1e – 26	(197)	(194)	(177)
Restructuring and environmental costs	17	(163)	(14)	(40)
Depreciation of tangible assets		(500)	(450)	(374)
Amortization of goodwill and other intangible assets		(117)	(74)	(49)
Operating income		16	496	409
Other income/(expenses) – net
Equity in earnings/(losses) of affiliated companies	6	(24)	17	13
Financial expense – net	20	(186)	(177)	(116)
Gains/(losses) on disposals of assets – net	21	15	13	65
Other income/(expenses) – net	22	(123)	(20)	(53)
Income/(loss) before income taxes and minority interests		(302)	329	318
Provision for income taxes	23	94	(104)	(96)
Income/(loss) before minority interests		(208)	225	222
Minority interests in net (income)/losses of subsidiaries		(5)	(9)	5
Net income/(loss)		(213)	216	227
Earnings/(loss) per share (in euros)
• Basic		(1.19)	1.23	1.30
Average shares outstanding	179,103,640		175,843,305	174,359,024
• Diluted		(1.19)	1.23	1.30
Average shares outstanding	179,103,640		176,351,932	175,263,935

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia

Consolidated Statements of Stockholders’ Equity
Years Ended December 31,

		Additional			Total
	Common	paid-in		Cumulative	Stockholders’
	stock	capital	Deficit	translation	Equity
(millions of euros)	(note 14a)	(note 14a)	(note 14b)	adjustment	(note 14)
Balance, January 1, 1999	2,664	3	(442)	(95)	2,130
Capital reduction	(43)	–	43	–	–
Net income for the year	–	–	227	–	227
Dividends paid (including equalization tax)	–	–	(46)	–	(46)
(Purchases), sales and operations on stock	–	–	(13)	–	(13)
Translation	–	–	(4)	96	92
Balance, December 31, 1999	2,621	3	(235)	1	2,390
Capital increase	69	–	–	–	69
Net income for the year	–	–	216	–	216
Dividends paid (including equalization tax)	–	–	(70)	–	(70)
(Purchases), sales and operations on stock	–	–	16	–	16
Translation	–	–	(1)	(27)	(28)
Balance, December 31, 2000	2,690	3	(74)	(26)	2,593
Net loss for the year	–	–	(213)	–	(213)
Dividends paid (including equalization tax)	–	–	(85)	–	(85)
Translation	–	–	(2)	(26)	(28)
BALANCE, DECEMBER 31, 2001	2,690	3	(374)	(52)	2,267

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia Consolidated Statements of Cash Flows Years Ended December 31,
(millions of euros)	2001	2000	1999
OPERATING ACTIVITIES
Net income/(loss)	(213)	216	227
Adjustments to reconcile net income/(loss)
to net cash provided by operating activities
Depreciation and amortization of assets	626	529	413
Change in other long-term reserves	124	(15)	(16)
Net (gains)/losses from disposals of assets	(15)	(13)	(65)
Equity in (earnings)/losses of affiliated companies, net of dividends received	62	12	(10)
Unrealized exchange differences	(4)	(7)	(49)
Minority interests in net income/(losses) of subsidiaries	5	9	(5)
Deferred taxes	(180)	(1)	15
	405	730	510
(Increase)/decrease in operating assets and liabilities
(excluding net operating assets acquired/sold)
(Increase)/decrease in accounts and notes receivable	219	272	(144)
(Increase)/decrease in inventories	123	(82)	31
Increase/(decrease) in accounts and notes payable	(185)	240	68
Change in other operating assets and liabilities	114	(158)	–
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	676	1,002	465

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia Consolidated Statements of Cash Flows Years Ended December 31,
(millions of euros)	2001	2000	1999
INVESTING ACTIVITIES
Additions to property, plant and equipment	(483)	(503)	(372)
Other capital investments	(102)	(138)	(74)
Acquisition of Albright & Wilson and ChiRex	–	(1,383)	–
Proceeds from disposals of assets	500	124	150
(Increase)/decrease in loans and short-term investments of more than three months	(69)	(149)	152
Net cash provided/(used) by investing activities	(154)	(2,049)	(144)
FINANCING ACTIVITIES
New long-term borrowings	1,927	2,222	877
Repayments of long-term borrowings	(1,770)	(1,697)	(665)
Increase/(decrease) in bank overdrafts and short-term borrowings	(535)	479	(1,508)
Issuance of shares	6	63	–
Purchases, sales and operations on stock	–	16	(13)
Dividends paid by Rhodia	(85)	(70)	(46)
Net cash provided/(used) by financing activities	(457)	1,013	(1,355)
Net effect of exchange rate changes on cash	3	5	21
(Decrease)/increase in cash and cash equivalents	68	(29)	(1,013)
Cash and cash equivalents at beginning of year	165	194	1,207
CASH AND CASH EQUIVALENTS AT END OF YEAR (NOTE 1m)	233	165	194

The accompanying notes are an integral part of the Consolidated Financial Statements.

Rhodia

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2000 and 1999

1. ACCOUNTING POLICIES
The consolidated accounts of Rhodia are prepared in accordance with rule n° 99-02 issued by the Comité de Réglementation Comptable relating to consolidated financial statements of commercial companies.

Note 30 provides a reconciliation between accounting principles generally accepted in France (French GAAP) and accounting principles generally accepted in the United States (U.S. GAAP).

a) Consolidation policies

The consolidation is prepared from the accounts of Rhodia and its subsidiaries as of December 31, 2001.

Rhodia’s consolidated financial statements include the accounts of its significant majority-owned subsidiaries (more than 50%).

Minority investments in companies where Rhodia’s interest is more than 20% are accounted for under the equity method. This method also applies to 50%-owned joint ventures operationally managed by the other partner (note 6).

All significant intercompany transactions are eliminated.

The results of companies acquired are included from their respective date of acquisition. The results of companies sold are included until their respective date of sale.

b) Translation of foreign currencies

For countries other than those with high inflation:

  transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if any;
  assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates;
  exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia’s net investment, are accounted for net of tax as a separate component of stockholders’ equity (cumulative translation adjustment);
  exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;
  financial statements expressed in foreign currency are translated as follows:
  statements of operations of foreign consolidated companies are translated at average exchange rates for the year;
  balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates;
  gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders’ equity (cumulative translation adjustment);
  since January 1, 1999, Rhodia Poliamida Ltda. uses the real as the functional currency, and since January 1, 2000, all other operations in Brazil use the real as the functional currency, except Rhodia-Ster which uses the U.S. dollar as the functional currency.

For countries with high inflation:

  assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of operations;
  gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of operations under the heading “Other income/(expenses) - net” (note 22).

c) Intangible assets

(i)	Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of net identifiable assets of businesses acquired on the date of the transaction. Goodwill is amortized on a straight-line basis over periods of not more than forty years. A long amortization period is generally applied, due to the quality, importance and sustainability of the acquired companies’ competitive positions in their respective markets.

Discounted cash flows are compared to the net book value of tangible and intangible assets, including goodwill for each business in which an indication of potential impairment exists. The discount rates utilized in the goodwill recoverability test are based upon Rhodia’s Weighted Average Cost of Capital. Projected cash flows are based on Rhodia’s near-term business plans for each business. These business plans take into account management’s estimates of the impact of both external economic factors and internal business strategies. When the net book value exceeds the discounted cash flows, accelerated amortization of goodwill is recorded for the difference between these two amounts.

(ii)	Other intangible assets
Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally twenty-five years and for software from three to five years.

The book value of these assets is adjusted whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Rhodia assesses whether there has been a permanent impairment in the value of the asset by comparing the value of the asset with the anticipated undiscounted future cash flows from related operating activities. If the carrying value exceeds the undiscounted cash flows, the asset is written down to the amount of the discounted cash flows.

d) Property, plant and equipment

Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

The principal useful lives employed are:

– Buildings	10 - 40 years
– Plant and equipment
– Machinery and equipment	5 - 15 years
– Other equipment	3 - 15 years
– Vehicles	4 - 20 years
– Furniture	10 - 15 years

Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above. An obligation of the same amount is recorded as a liability.

The book value of these assets is adjusted whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Rhodia assesses whether there has been a permanent impairment in the value of the asset by comparing the value of the asset with the anticipated undiscounted future cash flows from related operating activities. If the carrying value exceeds the undiscounted cash flows from related operating activities, the asset is written down to the amount of the discounted cash flows.

e) Research and development expenses

Research and development expenses are recorded net of subsidies and are expensed as incurred.

f) Other investments

Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and share price.

g) Inventories

Inventories are stated at the lower of average cost or replacement value (goods purchased from third parties), or the lower of current manufacturing cost or net realizable value (finished products). Due to the rate of inventory turnover, average cost approximates current cost (note 9).

h) Investments in debt and equity securities and short-term deposits

Investments in debt and equity securities are stated at the lower of historical cost or quoted market value (if publicly traded) or net realizable value (if not publicly traded). Net realizable value is determined by reference to various criteria, including net equity and future financial results of the related company.

Short-term deposits are stated at the lower of cost or market.

i) Deferred income taxes

Deferred income taxes are determined at the level of each tax entity or tax group when such group exists.

Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates applicable to future periods are used to calculate year-end deferred income tax amounts. Any non-recoverable withholding taxes on undistributed earnings of French consolidated companies are so recorded.

Deferred tax assets resulting from net operating losses and deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.

j) Pension, retirement and other post-employment obligations

Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations (note 16) based on the “projected unit credit method” including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals.

k) Financial instruments

Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. Generally, these instruments are valued on a mark-to-market basis with gains or losses recorded in the income statement.

In the case of effective hedges of specific assets or liabilities, the exchange gains or losses are included in the measurement of the related transaction. In the case of hedging the net investment of a foreign subsidiary, the revaluation of the investment is recorded in cumulative translation adjustments, net of tax.

l) Environmental and product liabilities

Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases), settling such claims. Rhodia’s policy is to record as an asset any anticipated recoveries from third parties relating to environmental and product liability matters, only when the realization of the claim for recovery is deemed probable. If the event of loss is not probable or not reasonably estimable, but is reasonably possible, Rhodia provides appropriate disclosure in note 24a to its consolidated financial statements if such contingency is material.

m) Cash and cash equivalents in the Consolidated Statements of Cash Flows

“Cash and cash equivalents” include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

n) Stock options

Rhodia accounts for commitments under stock option plans in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the measurement date. The impact on net income that would have resulted from the use of the fair value approach is disclosed in note 28b.

o) Sales of accounts receivables

Rhodia accounts for transfers of accounts receivables as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and when Rhodia does not maintain effective control over the transferred assets. Residual interests are recorded at fair value.

p) Estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

q) Revenue recognition

Rhodia’s policy is to recognize revenue when persuasive evidence of an arrangement exists, delivery has occured or services have been rendered, the customer’s price is fixed or determinable, and collectibility is reasonably assured.

r) Earnings per share

Basic earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period.

Diluted earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the dilutive potential common shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential common shares are determined by calculating the number of common shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

s) Operating income

Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, to financing or tax strategies and to disposals of activities.

t) Treasury stock

Rhodia, the parent company of the Group, has been authorized by the general stockholders’ meeting to trade in Rhodia’s shares on the open market. Any shares purchased under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders’ equity. If these shares are subsequently sold on the market, the gain or loss is credited or charged to stockholders’ equity. Any shares purchased under stockholder authorizations that are limited to specific purposes, or to maintain the share price, or for distribution to employees, are recorded as an asset. If these shares are subsequently sold on the market, the gain or loss is recorded in the Statement of Operations.

2.	SIGNIFICANT ACQUISITIONS AND DIVESTMENTS
Significant acquisitions and divestments in 2001
Sales of European Surfactants and Empicryl
In April 2001, Rhodia sold Albright & Wilson’s (A&W) European surfactants business (research, manufacturing and marketing) to Huntsman International LLC.

In June 2001, Rhodia sold the Empicryl lubricant additives businesses to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

Net sales of A&W’s European surfactants and Empicryl lubricant additives businesses for the period April 1, 2000 to December 31, 2000 were 339 million euros.

Significant acquisitions and divestments in 2000

Acquisition of Albright & Wilson

In March 2000, Rhodia acquired A&W which has a global presence in phosphates, phosphorous byproducts and surfactants. A&W has been fully consolidated in Rhodia’s financial statements from April 1, 2000. Total cost of acquisition was 925 million euros, including transaction expenses. Goodwill of 596 million euros is being amortized on a straight-line basis over 35 years. The net decrease between the provisional and final goodwill of 18 million euros is principally due to the disposal of the European surfactants business and the reevaluations of provisions for contingencies and restructuring.

Acquisition of ChiRex

In September 2000, Rhodia acquired ChiRex Inc. (ChiRex). ChiRex has been fully consolidated in Rhodia’s financial statements from October 1, 2000. ChiRex provides high technological services to the pharmaceutical industry: contract research and development and outsourced manufacturing of active ingredients. ChiRex was acquired for a total cost of 569 million euros, including transaction expenses, and has been consolidated based on the fair values of the assets acquired and liabilities assumed. Goodwill of 461 millions euros is being amortized on a straight-line basis over 30 years. The increase between the provisional and final goodwill of 19 million euros is principally due to an adjustment of the fair value of net assets acquired.

Significant acquisitions and divestments in 1999

In January 1999, Rhodia acquired Hoescht’s 50% interest in the Fairway Filamentos joint venture. The joint venture has been renamed Rhodia Poliamida and was fully consolidated over the year of 1999.

In March 1999, Rhodia acquired the Hyosung Group’s Engineering Plastics Polyamide business.

During 1999, Rhodia sold its 50% interest in Procatalyse and Chloralp, (previously accounted for by the equity method), and Rhodia’s Gallium business.

Pro forma results are not presented since the overall effects of acquisitions and divestments are not material.

3.	TRANSACTIONS WITH AVENTIS
Up until October 15, 1999, Rhodia was controlled by Aventis. As of December 31, 2001 and 2000, Aventis held 25.2% of Rhodia’s capital. The fact that Rhodia was controlled by Aventis, explains the large volume of administrative and financial transactions carried out between the two groups. All of these transactions were conducted at arm’s length terms. The types of transactions and the amounts involved are summarized below:
(a)	Administrative transactions The impact of administrative transactions with Aventis has progressively become less material. The sales to and the purchases from Aventis are shown below.
(millions of euros)	2001	2000	1999
Sales of services invoiced to Aventis	30	51	97
Services purchased from Aventis	(13)	(34)	(134)

In 2001, services purchased from Aventis included research and development and other administrative services. In 2000, services purchased from Aventis included research and development and other administrative services (including rent). In 1999, services purchased from Aventis included research and development, data processing, insurance, legal, tax, advertising and public communications services and Group management costs. In 2001, 2000 and 1999, services sold to Aventis primarily corresponded to outsourcing, research and development and administrative services.

(b)	Financial transactions
Since Aventis relinquished control over Rhodia on October 15, 1999, Rhodia is no longer a member of the Aventis cash pool and the corresponding short-term deposits and borrowings no longer appear in the consolidated balance sheet. In 1999, interest expense paid to Aventis (related to short-term borrowings) was 65 million euros and interest income received from Aventis (related to short-term deposits) was 20 million euros.
	(c)	Other transactions In accordance with the Environmental Indemnification Agreement with Aventis (see note 24a), Rhodia recorded a receivable from Aventis of 35 million euros as of December 31, 2001.
4.	INTANGIBLE ASSETS Intangible assets consist of the following as of December 31:

			2001		2000
			Amortization
		Gross	and	Net book	Net book
	(millions of euros)	value	depreciation	value	value
	Goodwill	2,284	(942)	1,342	1,395
	Patents and trademarks	128	(69)	59	60
	Software	261	(163)	98	67
	Total	2,673	(1,174)	1,499	1,522

	Net goodwill as of December 31 relates to the following acquisitions:

	(millions of euros)		2001		2000
	A&W		557		580
	ChiRex		432		411
	RTZ (*)		40		65
	Stauffer Chemicals Inc		104		104
	Kofran		26		27
	Other (*)		183		208
	Total		1,342		1,395

	(*) Includes 25 million euros relating to impairment of goodwill linked to restructuring in 2001.

	Amortization charges relating to intangible assets are as follows:

	(millions of euros)	2001		2000	1999
	Goodwill	(75)		(32)	(14)
	Patents, trademarks and software	(34)		(35)	(30)
	Other	(8)		(7)	(5)
	Total	(117)		(74)	(49)

5.	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2001:

	(millions of euros)	France	Outside France		Total
	Land	31		234	265
	Buildings	527		807	1,334
	Plant and equipment	2,423		4,464	6,887
	Assets under construction	157		239	396
	Total at cost	3,138		5,744	8,882
	Less accumulated depreciation (note 1d)	(2,108)		(3,204)	(5,312)
	Net book value	1,030		2,540	3,570

As of December 31, 2000:

(millions of euros)	France	Outside France	Total
Land	33	222	255
Buildings	517	790	1,307
Plant and equipment	2,352	4,592	6,944
Assets under construction	129	250	379
Total at cost	3,031	5,854	8,885
Less accumulated depreciation (note 1d)	(2,024)	(3,093)	(5,117)
Net book value	1,007	2,761	3,768

Included in the above tables are the following amounts related to assets subject to capital leases as of December 31:

	(millions of euros)		2001	2000

	Land		2	2
	Buildings		16	30
	Plant and equipment		130	161
	Total at cost		148	193
	Less accumulated depreciation (note 1d)		(117)	(117)
	Net book value		31	76

	Movements:

	(millions of euros)	2001	2000	1999

	Net book value as of January 1	3,768	2,955	2,634
	Additions	518	509	347
	Disposals	(181)	(103)	(54)
	Depreciation for the year (*)	(500)	(450)	(374)
	Other (translation adjustments, changes in structure) (**)	(35)	857	402
	Net book value as of December 31	3,570	3,768	2,955

(*) Includes (64) million euros relating to impairment of tangible assets linked to restructuring in 2001.
	(**) Includes (81) million euros relating to the disposal of A&W’s European surfactants business in 2001,537million euros and 159 million euros, respectively, relating to the consolidation of A&W and ChiRexin2000, and 89 million euros relating to the consolidation of Rhodia Poliamida Ltda. in 1999.

6.	INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	(millions of euros)	2001	2000	1999
	As of January 1	216	184	215
	Equity in pre-tax income/(losses)	(24)	17	13
	Equity in income tax (charge)/benefit	(15)	(9)	2
	Dividends received	(21)	(16)	(3)
	Effect of changes in structure (*)	24	38	(51)
	Translation adjustments and other	5	2	8
	Net book value as of December 31	185	216	184
(*)	Includes 22 million euros relating to the acquisition of Teris LLC in 2001, 13 million euros and 13 million euros, respectively, relating to the consolidation of Latexia and A&W’s equity companies in 2000, and
	(25)	million euros relating to the consolidation of Rhodia Poliamida Ltda. in 1999.

a) Joint-ventures accounted for by the equity method

Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie’s production, equivalent to its interest, and almost all of these purchases are sold on to Rhodia companies, which produce Nylon thread. Because Butachimie’s production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of production costs in the consolidated statements of operations rather than being included in “equity in earnings/(losses) of affiliated companies”.

The main joint ventures accounted for by the equity method in 2001 and 2000 are as follows:

Company	% interest	Partner	Business
Nylstar	50%	SNIA (Italy)	Nylon Thread
Primester	50%	Eastman Chemicals Company	Acetate
Latexia	50%	Raisio (Finland)	Latex
Teris	50%	SITA (Suez Group)	Eco Services

In 1999, Fairway Filamentos’s Polyester business was taken over by Hoescht and the Polyamide business is now fully consolidated by Rhodia.

Financial information is not presented separately for each joint venture for confidentiality reasons. Aggregate amounts are presented below:

	Statement of operations (excluding Butachimie):

	(millions of euros)	2001	2000	1999
	Net sales	1,357	1,140	877
	Operating income	6	69	44
	Pre-tax income	(34)	24	41
	Dividends distributed to consolidated companies of Rhodia	20	16	2

	Balance sheet as of December 31 (including Butachimie):

	(millions of euros)	2001		2000
	Current assets	740		810
	Total assets	2,189		2,114
	Stockholders’ equity	355		457
	Total debt (*)	1,199		988

(*) The portion guaranteed by Rhodia was 186 million euros in 2001 and 140 million euros in 2000.

b)	Other affiliates accounted for by the equity method

Financial information for affiliates accounted for by the equity method (note 1a) is as follows :

	(millions of euros)	2001	2000	1999
	Net sales	226	196	172
	Total assets (as of December 31)	363	353	264
	Net income/(loss)	(2)	5	5
	Dividends distributed to consolidated companies of Rhodia	1	–	–

c)	Commercial transactions between Rhodia consolidated companies and affiliates accounted
	for by the equity method

	(millions of euros)	2001	2000	1999
	Purchases (excluding Butachimie)	160	174	124
	Sales (excluding Butachimie)	188	184	157

7.	OTHER INVESTMENTS - NET

	Other investments as of December 31 follow:
	(millions of euros)	2001	2000

	Investments in majority-owned companies	45	74
	Companies owned 20% or more	13	12
	Companies owned less than 20%	17	26
	Net book value	75	112

8.	DEFERRED CHARGES AND OTHER ASSETS

	Deferred charges and other assets as of December 31 follow:

	(millions of euros)	2001	2000

	Long term receivables	74	52
	Long term deferred tax assets	128	30
	Minimum pension liability adjustment (note 16)	231	196
	Prepaid pension cost (note 16)	137	112
	Other	66	61
	Net book value	636	451

9.	INVENTORIES - NET

	Inventories as of December 31 consist of:

	(millions of euros)	2001	2000

	Raw materials and spare parts	457	464
	Work in progress	78	79
	Finished products	597	728
	Gross book value	1,132	1,271
	Valuation allowances	(88)	(86)
	Net inventories	1,044	1,185

Due to the diverse nature of Rhodia’s business, certain products sold outside and within Rhodia may be considered alternatively as raw materials, work in progress or finished products, depending on the circumstances.

10. ACCOUNTS AND NOTES RECEIVABLE - NET

Accounts and notes receivable as of December 31 follow:

(millions of euros)	2001	2000

Accounts and notes receivable	567	863
Less: allowance for doubtful accounts	(43)	(44)
Net receivables	524	819

In accordance with multi-year agreements entered into with various banks related to sales of receivables, certain Rhodia companies sold receivables during 2001 and 2000. The amount of receivables sold as of December 31, 2001 and 2000 was 718 million euros and 589 million euros, respectively, which generated a net cash collection of 617 million euros in 2001 compared with 506 million euros in 2000.

The average amount of receivables sold in 2001 was 613 million euros compared with 423 million euros in 2000, which generated an average net cash collection of 519 million euros in 2001 compared with 359 million euros in 2000.

The difference between receivables sold and net cash collected represents residual interests.

11. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of December 31 follow:

(millions of euros)	2001	2000
Prepaid and recoverable taxes	217	319
Prepaid expenses and accrued interest	36	34
Short-term loans and current portion of long-term loans	71	57
Assets held for sale	9	14
Deferred income taxes	242	156
Other receivables	255	296
Other current assets	86	203
Total	916	1,079
12.	VALUATION ALLOWANCES Valuation allowances as of December 31 and movements for the years ended December 31, 2001 and 2000 follow:
		(Charged)/
		credited to
	December 31,	costs and	Change in	Other	December 31,
(millions of euros)	2000	expenses	structure	movements (*)	2001
Inventories	(86)	(1)	–	(1)	(88)
Trade accounts receivable	(44)	1	(1)	1	(43)
Other provisions	(15)	–	–	–	(15)
Deposits and long-term loans	(19)	(12)	–	(1)	(32)
Deferred charges, long-term
receivables and other assets	(65)	(7)	–	(4)	(76)
	(229)	(19)	(1)	(5)	(254)

		(Charged)/
		credited to
	December 31,	costs and	Change in	Other	December 31,
(millions of euros)	1999	expenses	structure	movements (*)	2000
Inventories	(83)	8	(8)	(3)	(86)
Trade accounts receivable	(30)	(13)	–	(1)	(44)
Other provisions	(38)	23	–	–	(15)
Deposits and long-term loans	(6)	(13)	–	–	(19)
Deferred charges, long-term
receivables and other assets	(53)	(7)	–	(5)	(65)
	(210)	(2)	(8)	(9)	(229)
(*)	Other movements relate to transfers of allowances on long-term assets to allowances on short-term assets and currency translation effect.

13.	MARKETABLE SECURITIES
As of December 31, 2001 and 2000, respectively, marketable securities consisted of 180 million euros and 94 million euros of short-term investments with a market value approximating book value.
14.	STOCKHOLDERS’ EQUITY
a) Common stock
As of December 31, 2001 and 2000, 179,309,188 shares of Rhodia common stock with a par value of 15 euros were issued and outstanding and Rhodia’s total capital amounted to 2,690 million euros. Movements in the years ended December 31, 2001, 2000 and 1999 were as follows:
					Additional
		Number	Common stock		paid-in capital
	Date	of shares	(in millions)		(in millions)
			Francs	Euros	Francs	Euros
Balance, January 1, 1999		174,741,041	17,474	2,664	17	3
Capital reduction credited to retained earnings
(conversion of the par value
of the shares into euro)	May 1999	–	–	(43)	–	–
Balance, December 31, 1999		174,741,041	–	2,621	–	3
Employee stock issue	September 2000	4,568,147	–	69	–	–
Balance, December 31, 2000		179,309,188	–	2,690	–	3
Balance, December 31, 2001		179,309,188	–	2,690	–	3

As of December 31, 2001 and 2000, Aventis owned 25.2% of the capital of Rhodia. Rhodia shares owned by Aventis allow Aventis to cover its obligation to reimburse holders of Aventis notes exchangeable for Rhodia shares. These notes were issued by Aventis at the time of the secondary public offering.

In accordance with the approval at the Shareholders’ Meeting of April 18, 2000, the Board of Directors, at their June 20, 2000 meeting, initiated a capital increase reserved for employees: maximum of 5,000,000 shares at a par value of 15 euros. The offering price was fixed at 15.36 euros and the shares were required to be placed in the employee savings plan. The capital increase officially occurred on September 1, 2000 with 4,568,147 new shares being issued. The amount of the capital increase was 69 million euros. Simultaneously, Rhodia entered into a put option with a bank that will likely result in Rhodia purchasing 1,610,820 shares at a net price (strike price less premium received) of 14.97 euros per share in July 2002.

As of December 31, 1999, Rhodia held 730,000 shares in treasury stock purchased in November 1999. These shares acquired, for a total consideration of 13 million euros, were deducted from stockholders’ equity because the related stockholder authorization did not stipulate that shares could only be purchased for a specific purpose (note 1t). In May 2000, Rhodia sold 530,000 of these shares for a total of 11 million euros, which was credited to stockholders’ equity (note 1t). In September 2001, Rhodia purchased 16,599 shares for 0.1 million euros, which was directly recorded in stockholders’ equity (note 1t).

At the General Stockholders’ Meeting held on April 23, 2001, Rhodia’s Board of Directors was given an 18-month authorization to buy back Rhodia shares.

Additional paid-in capital represents the difference between the par value of common stock and the price at which the stock was issued, net of costs relating to employee stock offering of 1 million euros.

b) Rhodia S.A. (Parent Company) distributable retained earnings

The Rhodia S.A. (Parent Company) distributable retained earnings amount to 382 million euros and 256 million euros as of December 31, 2001 and 2000, respectively. Dividend equalization tax may be due in the case of distribution of distributable reserves.

15.	MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES Minority interests in net assets of subsidiaries as of December 31 include the following:

(millions of euros)	2001	2000
Rhodia-Ster	71	68
Other	13	19
Total	84	87

16.	PENSION, RETIREMENT AND OTHER POST-EMPLOYMENT OBLIGATIONS
Consolidated companies provide pension and retirement benefits, including a substantial number of defined benefit pension plans which cover the majority of Rhodia employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Defined benefit plans, covering employees in France, that relate solely to retirement bonuses, are unfunded.

Actuarial valuations of obligations in France have been computed as of December 31, 2001 and 2000. Similar valuations are also regularly carried out for companies outside France. The calculations are based on:

  turnover assumptions for current personnel, mortality assumptions for all plan participants and assumptions concerning future salary increases;
  a retirement age of 60 to 65 for French companies and retirement assumptions reflecting economic and demographic factors for foreign companies;
  discount rates, used in determining the actuarial present value of the projected benefit obligation. These discount rates for French plans were 6% as of December 31, 2001 and 2000. Discount rates for foreign plans ranged from 4.25% to 7.5% as of December 31, 2001 and 5.5% to 7.75% as of December 31, 2000;
  an expected long-term rate of return on plan assets; these rates ranged from 4% to 10% as of December 31, 2001 and 4% to 9.5% as of December 31, 2000.

Effective October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

The following tables reconcile the funded status of the Rhodia plans with amounts recognized in the Rhodia consolidated balance sheets as of December 31, 2001 and 2000.

	Pension and retirement		Other post-employment
(millions of euros)	benefits		benefits
	2001	2000	2001	2000

PROJECTED BENEFIT OBLIGATION
Benefit obligation as of January 1	2,095	1,304	37	28
French companies	621	573	–	–
Foreign companies	1,474	731	37	28
Service cost	46	40	2	1
Interest cost	138	124	4	3
Plan changes	1	–	3	–
Acquisitions and divestitures	50	686	8	2
Curtailments and settlements	2	(34)	1	–
Actuarial (gains) and losses	(34)	25	11	4
Benefits paid	(146)	(100)	(4)	(3)
Effect of currency translation	21	50	2	2
Benefit obligation as of December 31	2,173	2,095	64	37
Foreign companies	614	621	–	–
French companies	1,559	1,474	64	37
PLAN ASSETS AT FAIR VALUE

Fair value as of January 1	1,407	667	–	–
Actual return on plan assets	(121)	35	–	–
Employer contributions	29	26	4	3
Plan participant contributions	5	3	–	–
Benefits paid	(102)	(63)	(4)	(3)
Acquisitions and divestitures	6	720	–	–
Curtailments and settlements	–	(34)	–	–
Effect of currency translation	57	53	–	–
Fair value as of December 31	1,281	1,407	–	–
Projected benefit obligation in excess of (less than) plan assets	892	688	64	37
Unamortized net gains and (losses):
Unrecognized net gains and (losses)	(455)	(274)	(17)	(4)
Net transition (debit) credit	–	(1)	(9)	(8)
Plan amendments	(15)	(20)	(3)	–
Adjustment required to recognize minimum liability	231	196	–	–
Pension liability (prepaid pension cost)
recognized in the consolidated balance sheet	653	589	35	25
Prepaid pension cost	(137)	(112)	–	(4)
Short-term liability	47	46	4	1
Long-term liability	743	655	31	28

The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

(millions of euros)		2001		2000
Foreign companies
Accumulated benefit obligation		497		260
Projected benefit obligation		532		265
Plan assets at fair value		331		103
French companies
Accumulated benefit obligation		575		557
Projected benefit obligation		614		621
Plan assets at fair value		–		–

Net periodic pension cost includes the following components:

(millions of euros)	2001		2000	1999

Benefits earned during the year	51		40	29
Interest cost on projected benefit obligation	138		124	85
Expected return on plan assets	(128)		(74)	(46)
Net amortization and other deferrals	31		(9)	20

Net pension expense	92		81	88

17. RESERVES FOR RESTRUCTURING,	ENVIRONMENTAL COSTS
AND OTHER LONG-TERM LIABILITIES

a) Reserves for restructuring and environmental costs

Restructuring and environmental costs for the years ended December 31, 2001, 2000 and 1999 follow:

(millions of euros)	2001		2000	1999
Reserves as of January 1,	238		188	199
New measures	178		32	37
Changes in estimates of earlier measures	(15)		(18)	3
Charged to operations	163		14	40
Expenditures charged to the reserve	(113)		(84)	(65)
Effect of changes in structure (*)	15		112	–
Effect of changes in exchange rates	6		8	14
– Long-term reserves	62		67	86
– Short-term reserves	247		171	102
Reserves as of December 31,	309		238	188

(*) In 2000, the effect of changes in structure principally relates to A&W.

Restructuring provisions

In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to 178 million euros and mainly involve rationalization plans and productivity improvements in the following countries:

  The United States for an amount of 51 million euros relating mainly to:
  the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Fine Organics Division, as well as Troy, New York of the Industrial Specialties Division. The amount relating to the closure of these three sites is 27 million euros;
  the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of 13 million euros;
  productivity improvements mainly in the Consumer Specialties Division for an amount of 8 million euros.

  France for an amount of 62 million euros relating mainly to:
    the cessation of the manufacturing of a product of the Fine Organics Division at the Lille site (14 million euros);
    manufacturing productivity improvements of the Fine Organics Division (12 million euros) relating to the St. Fons, Mulhouse and Salindres sites;
    productivity improvements of the Polyamide Division (12 million euros) relating to the Belle Etoile and Chalampé sites;
    productivity improvements of the Industrial Specialties Division (7 million euros) relating to the St. Fons, Collonges and Ribecourt sites;
    productivity improvements at the Division and Corporate functions (12 million euros).
  Other European countries for an amount of 45 million euros relating mainly to:
    England (17 million euros) primarily relating to productivity measures at the Avonmouth site of the Fine Organics Division, the Staveley site of the Services & Specialties Division, as well as at the headquarters site at Watford;
    Italy with the closure of production facilities of the Polyamide Division (9 million euros);
    Switzerland (7 million euros) with a competitive improvement program at the Emmenbrucke (Polyamide) and Kreuzlingen (Consumer Specialties) sites;
    Spain (3 million euros) concerning the head office in Madrid and the Huelva Consumer Specialties Division;
    Belgium with rationalization measurements at the Rieme site (Services & Specialties) for an amount of 3 million euros;
    productivity measurements in other European countries (6 million euros).
  Brazil for an amount of 13 million euros relating mainly to:
    the reorganization of South America Polyamide as well as industrial rationalization measures (4 million euros);
    the stopping of the Acetow production facilities (Services & Specialties) at the Santo Andre site (6 million euros);
    other measurements relating mainly to administrative productivity improvements at Rhodia’s head office in Sao Paulo.
  Other countries for an amount of 7 million euros relating mainly to the Silica activity (Industrial Specialties) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico.

In 2001 the changes of estimates mainly relate to reduced environmental costs at Lille, France (7 million euros) and Pont de Claix (8 million euros).

The utilization of reorganization provisions in 2001 relate mainly to:

  France (35 million euros) relating to the implementation of the industrial rationalization and administrative actions;
  England (25 million euros) in particular for the former A&W sites;
  the United States (36 million euros) in particular because of the rationalizations started with the acquisition of A&W.

In 2000, following the acquisition of A&W, Rhodia launched restructuring initiatives at several A&W sites. Restructuring provisions linked to these plans amount to 101 million euros, principally relating to the following measures.

  Rationalization plans:
    closure of production units at Whitehaven UK for 49 million euros, including STPP and phosphoric acid units;
    plant closure at Buckingham Canada (8 million euros).
  Closure of A&W administrative sites:
    closure of North American A&W site in Richmond, Virginia (18 million euros);
    closure and sale of the A&W headquarters site in Warley UK (12 million euros).

In 2000, new measures principally concerned plant rationalization at several European sites in the Fine Organics and Polyamide Divisions. In 2000, changes in estimates principally concerned lower estimates of environmental costs in North America at Mt. Pleasant, Tennessee (4 million euros) and Oil City, Pennsylvania (7 million euros). In 2000, restructuring expenses principally related to the A&W plant and administrative sites (20 million euros including 11 million euros relating to the closure of old headquarters) and the implementation of plant rationalizations in France.

The new measures decided in 1999 corresponded primarily to production rationalization plans at several phosphate and silicone production facilities in France and the United States. Expenses charged to the reserve in 1999 related to the reorganization of Rhodia’s European and American headquarters and the implementation of industrial rationalization plans in the United States, carried out at a respective cost of 15 million euros and 17 million euros, respectively.

The reserve for restructuring and environmental costs covers the following costs as of December 31:

(millions of euros)	2001	2000

Employee termination benefits	158	70
Closure costs	89	109
Environmental costs	62	59
Total	309	238

Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are reserved for as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are reserved for upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see also b and note 24a).

b)	Other reserves and long-term liabilities

	Other reserves and long-term liabilities as of December 31 follow:

	(millions of euros)	2001	2000

	Environmental liabilities	86	94
	Deferred income	81	33
	Losses related to affiliates	7	5
	Contingency reserves	6	9
	Other post-employment benefits (note 16)	31	28
	Other	94	34
	Total	305	203

18.	LONG-TERM DEBT (including current portion)

The analysis of long-term debt as of December 31 follows:

(million of euros)		2001	2000
Long-term borrowings:
Bonds		813	811
Other		1,136	1,266
Long-term borrowings		1,949	2,077
Current portion of long-term borrowings		331	150
Total borrowings		2,280	2,227

In 2001, Rhodia pursued the same funding policy initiated in 2000 by renewing and negotiating new commited lines of credit and issuing a new medium term note of 300 million euros maturing in March 2006.

a) Analysis by currency

(millions of euros)	2001	2000
Euro	1,113	1,116
U.S. dollar	1,061	1,073
Other	106	38
Total	2,280	2,227

This breakdown by currency of origin does not reflect Rhodia’s exposure to these currencies’ interest rates. A portion of these loans are drawn down and hedged in various other currencies, notably pounds sterling.

b) Maturity of long-term debt as of December 31 follows

(millions of euros)	2001	2000
2001	–	150
2002	331	489
2003	108	28
2004	597	673
2005	670	844
2006	536	-
Subsequent years	38	43
Total	2,280	2,227

c) Analysis by interest rate

Long-term debt breaks down as follows between fixed and floating rate debt (excluding the effect of interest rate swaps) see (note 24d) as of December 31 follows:

(millions of euros)	2001	2000
Floating rate	1,386	1,650
Fixed rate	894	577
Total	2,280	2,227

After interest rate swaps, the fixed rate portion of Rhodia’s debt is equal to 1,422 million euros as of December 31, 2001 and 1,314 million euros as of December 31, 2000. The annual net-financial-expense- to-average-net-debt ratio was 5.8% in 2001 and 5.9% in 2000.

d) Obligations under capital leases

Obligations under capital leases as of December 31 (the long-term portion of which is included in bank borrowings, above) can be analyzed as follows by maturity:

(millions of euros)	2001	2000
2001	–	10
2002	13	9
2003	3	2
2004	2	1
2005	1	–
2006	2	–
Subsequent years	–	–
Total	21	22

e) Fair value of long-term debt

The fair value of Rhodia’s long-term debt (including current portion) has been estimated based on market rates and terms available to Rhodia for issues with similar maturities, which approximates book value.

f) Available lines of credit

Rhodia has committed multi-currency lines of credit (medium and 364-day term) of 2,560 million euros as of December 31, 2001. At the end of 2001, the lines of credit were revolving in nature, and were provided by financial institutions on a syndicated or bilateral basis. Some of these credit lines are subject to certain financial covenants. The committed but undrawn lines of credit at December 31, 2001 were 1,128 million euros.

19. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31:

(millions of euros)	2001		2000

Payables related to fixed asset acquisitions	81		73
Reserves for restructuring and environmental costs (note 17)	247		171
Accrued payroll costs	216		233
Accrued taxes	178		268
Current deferred income taxes	14		8
Reserves for pension and retirement costs (note 16)	47		46
Accrued interest payable	42		45
Unrealized losses on financial instruments	45		14
Other reserves	167		106
Other	367		268
Total	1,404		1,232

20. FINANCIAL EXPENSE - NET

(millions of euros)	2001	2000	1999

Interest expense	(179)	(195)	(143)
Interest income	24	24	41
Other financial charges – net	(50)	(14)	(20)
Capitalized interest	19	8	6
Net financial expense	(186)	(177)	(116)

Cash paid to third parties for interest expense in 2001 amounted to 163 million euros (2000: 157 million euros;
1999: 140 million euros).

21. GAINS/(LOSSES) ON DISPOSALS OF ASSETS – NET

(millions of euros)	2001	2000	1999

Net gains (losses) on disposals of:
– Property, plant and equipment and intangible assets	15	(2)	42
– Subsidiaries and equity method investments	–	15	23
Total	15	13	65

In 2001, the net gain on sale is essentially related to the sale of the Empicryl business and fixed assets located in Brazil.

In 2000, the net gain on sale is essentially related to the sale of Kallo, whose sales were not significant in 1999.

In 1999, the net gain on sales primarily related to the divestment of Rhodia Chimie’s Gallium business, Rhodia’s 50% interests in the Procatalyse and Chloralp joint ventures and certain fixed assets located in Switzerland.

22. OTHER INCOME/(EXPENSES) - NET

(millions of euros)	2001	2000	1999

Net gains (losses) on foreign currency	(7)	18	(31)
Dividends from other investments	4	4	1
Allowance for other investments	(17)	(9)	(11)
Loss on sale of receivables	(27)	(17)	(8)
Other income (expenses) – net (*)	(76)	(16)	(4)
Total	(123)	(20)	(53)

(*) In 2001, Rhodia recorded 50 million euros relating to certain litigation and environmental costs.

23.	INCOME TAXES a) Net effect of income tax Income tax expense may be analyzed as follows:
	2001		2000		1999
	Income	Income tax	Income	Income tax	Income	Income tax
	before	(expense)/	before	(expense)/	before	(expense)/
(millions of euros)	taxes	benefit	taxes	benefit	taxes	benefit
French companies	(190)	98	102	(30)	58	8
Foreign companies	(112)	(4)	227	(74)	260	(104)
Total	(302)	94	329	(104)	318	(96)
Detail of income tax expense
– Current taxes	–	(86)	–	(105)	–	(81)
– Deferred taxes	–	180	–	1	–	(15)
Income tax expense	–	94	–	(104)	–	(96)

b) Current income taxes

Current income tax expense represents the amounts currently paid or remaining due to the tax authorities for the year, calculated in accordance with the rules and rates prevailing in the countries concerned. Cash paid to tax administrations in 2001 amounted to 56 million euros (2000: 48 million euros; 1999: 57 million euros).

Current income tax expense of French companies that are more than 95%-owned by Rhodia has been calculated on a consolidated basis in 1999, in accordance with French group relief rules. These companies have elected for group relief for a five-year renewal period, effective from January 1, 1999.

c) Analysis of income tax expense

Foreign subsidiaries’ current and deferred income taxes derive directly from the application of the specific rules and rates of the various countries. A valuation allowance has been recorded against all net deferred tax assets with the exception of those mentioned in d) (ii) below.

Deferred income taxes take into account the income tax rate expected to be in effect when the temporary differences reverse. As of December 31, 2001, deferred income taxes of the French companies of Rhodia were computed by applying a tax rate of 35.4% to all tax bases subject to tax at the standard rate.

An analysis of the principal differences between the statutory income tax rate in France and Rhodia’s effective income tax rate is as follows:

(in %)	2001	2000	1999
Statutory tax rate in France	33.3	33.3	33.3
– Change in valuation allowance related to tax assets	10.7	(18.5)	2.1
– Impact of different tax rates and other permanent differences	(5.0)	15.8	(1.9)
– Tax provision from investments accounted for by the equity method	(7.7)	1.1	(3.4)
Effective tax rate for Rhodia	31.3	31.7	30.1

d) Deferred tax assets

(i) Valuation allowance against deferred tax assets

Rhodia records deferred tax assets for temporary differences and tax losses and a valuation allowance if these assets are not likely to be recovered. In 2001, Rhodia recorded a valuation allowance of 156 million euros (2000: 187 million euros) against deferred tax assets. They include deferred tax assets related to tax losses (2001: 72 million euros; 2000: 85 million euros; 1999: 96 million euros) that will be forfeited if the losses cannot be set off against taxable income within a specified period.

(ii) Consolidated companies with net deferred tax assets

Deferred tax assets not covered by valuation allowances represent probable future savings in current taxes. Recognition of these assets, net of valuation allowances, is limited to the amounts that are expected to be recovered in the foreseeable future, based on each entity’s tax position.

At the end of 2001 and 2000 the net deferred tax assets for which a valuation allowance was not recorded total 255 million euros and 107 million euros.

24. COMMITMENTS AND CONTINGENCIES

These include the following as of December 31:

(millions of euros)	2001	2000

Capital commitments for the acquisition of industrial assets	39	30
Guarantees given by Rhodia in respect of indebtedness of non consolidated companies	260	202
Recourse on sales of receivables	29	29
Total	328	261

a) Environmental matters

Rhodia’s business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it does business and maintains properties governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. Rhodia’s compliance with environmental laws and regulations has resulted and will result in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties. Rhodia could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

In addition, many of Rhodia’s manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Rhodia is currently in the process of investigating and remediating or monitoring soil and groundwater contamination of certain of these sites. In addition, Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”) and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

Rhodia may, under certain conditions, claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. In 2001, Rhodia made a claim to Aventis pursuant to this agreement for several sites and recorded a receivable from Aventis of 35 million euros. The Environmental Indemnification Agreement expires on December 31, 2007 and the aggregate amount of claims for indemnification is limited to 122 million euros.

Based on current information and reserves established for environmental matters, management does not believe that environmental compliance and remediation requirements will have a material adverse effect on Rhodia’s business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations. Management estimates that based on available information as of December 31, 2001, reasonably possible losses related to environmental contingencies (net of indemnifications from Aventis) amount to approximately 50 million euros.

b) Operating leases

Future minimum lease payments for operating leases as of December 31 are as follows:

(million of euros)	2001	2000
2001	–	38
2002	61	31
2003	54	30
2004	48	25
2005	45	24
2006	29	–
Thereafter	41	55
Total	278	203
Net present value of total future minimum lease payments
(assumed discount rate of 6%)	232	–

c) Financial instruments

Rhodia’s policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia’s estimated future exposure, which is periodically reviewed.

The financial instruments used by Rhodia are described in the section 24d) and 24e). The nominal amounts summarized in section 24d) do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia’s exposure through its use of such instruments.

d) Interest rate risk management

Rhodia’s exposure to interest rate risk essentially relates to its indebtedness (note 18) and to a lesser extent its interest rate management activities.

As of December 31, 2001 and 2000, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates):

				2001		2000
(millions of euros)		Rate Contracts			Options	Rate Contracts	Options
Swaps	Euros		3,612		450	1,546	100
	U.S.	Dollars	1,530		–	1,052	–
	Japanese yen		103		–	162	–
Subtotal			5,245		450	2,760	100
Futures and options	Euros		–		3,850	100	4,130
	U.S.	Dollars	–		–	21	289
	Japanese yen		–		26	–	–
Subtotal			–		3,876	121	4,419
Total			5,245		4,326	2,881	4,519

For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be 2,485 million euros for interest rate contracts and 3,176 million euros for options as of December 31, 2001, and 2,425 million euros for interest rate contracts and 1,732 million euros for options as of December 31, 2000.

Rate contracts include both fixed rate to variable and variable rate to fixed rate contracts, and option contracts include buy and sell contracts. These foreign exchange contracts generally have a duration of three months to six years.

The amount of rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations. The sensitivity to interest rate on such activities is controlled regularly.

e) Foreign exchange risk management

Rhodia principally uses fixed or open forward exchange contracts traded-over-the counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

The nominal amounts of Rhodia’s forward exchange contracts as of December 31 are summarized below. They have been converted into euros at the closing rate.

(millions of euros)		2001			2000
	Buy		Sell	Buy		Sell
U.S. dollar	866		1,283	1,055		1,936
Pound Sterling	43		750	306		957
Japanese yen	141		200	64		146
Brazilian Real	53		120	78		216
Other currencies	66		103	54		108
Total	1,169		2,456	1,557		3,363

f) Fair value of financial instruments

The fair value of financial instruments as of December 31 is summarized below:

		2001
(millions of euros)	Market Value		Book Value
Foreign exchange contracts	(4)		(1)
Interest rate contracts	(48)		6
Total	(52)		5

g) Management of risk of oil-based commodities

Rhodia’s exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31, 2001 (in Brent based equivalents) is equivalent to hedging 2.9 million barrels of oil.

h) Concentration of counterparty risk

The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2001 and 2000, Rhodia believes that its counterparty risk in this respect is not significant.

i) Claims and litigation

Rhodia is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

Some of the North American subsidiaries have potential liabilities under the Superfund legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

Rhodia Polyamide Intermediates, a wholly-owned subsidiary of Rhodia, has been involved in proceedings with DuPont China Holding and LYPFC (Lioyang Petrochemical Fiber Company, an affiliate of Sinopec). The proceedings related to a joint venture formed by Rhodia and these two partners in 1996 in Sanlong, People’s Republic of China, for the production of nylon salt. Rhodia has settled the case with both DuPont China Holding and LYPFC. Rhodia has recorded a provision for the loss resulting from these proceedings in its consolidated financial statements.

25.	INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA
Rhodia has five global divisions: Fine Organics, Consumer Specialties, Industrial Specialties, Polyamide and Services & Specialties. Rhodia also has some remaining business interest in the Polyester activity.

Segment information

	Fine	Consumer	Industrial		Services &
(millions of euros)	Organics	Specialties	Specialties	Polyamide	Specialties	Other	Eliminations	Consolidated

Year ended December 31, 2001
Net sales	1,099	2,153	1,181	1,418	995	433	–	7,279
Intersegment revenues	120	10	39	26	18	–	(213)	–
Depreciation and amortization
(excl. goodwill amortization)	(107)	(119)	(67)	(101)	(89)	(59)	–	(542)
Amortization of goodwill	(38)	(21)	(5)	(1)	(9)	(1)	–	(75)
Restructuring and
environmental costs	(48)	(20)	(12)	(36)	(20)	(27)	–	(163)
Operating income	(72)	44	53	31	74	(114)	–	16
EBITDA	73	184	125	133	172	(54)	–	633
Equity in earnings/(losses)
of affiliated companies	–	7	(2)	(39)	10	–	–	(24)
Investments accounted
for by the equity method	9	42	8	102	21	3	–	185
Capital expenditures	108	109	72	104	63	27	–	483
Total segment assets	1,657	2,194	904	1,180	899	(12)	–	6,822
Assets not directly
identifiable with segments	–	–	–	–	–	–	–	2,138
Total assets	–	–	–	–	–	–	–	8,960

(millions of euros)	FineOrganics	Consumer Specialties	Industrial Specialties	Polyamide	Services & Specialties	Other	Eliminations	Consolidated

Year ended December 31, 2000
Net sales	1,060	2,175	1,211	1,559	963	451	–	7,419
Intersegment revenues	125	17	27	30	21	–	(220)	–
Depreciation and amortization
(excl. goodwill amortization)	(79)	(108)	(63)	(93)	(75)	(74)	–	(492)
Amortization of goodwill	(6)	(17)	(5)	–	(3)	(1)	–	(32)
Restructuring and
environmental costs	1	1	–	(9)	(3)	(4)	–	(14)
Operating income	76	83	87	178	118	(46)	–	496
EBITDA	161	208	155	271	196	29	–	1,020
Equity in earnings/(losses)
of affiliated companies	–	8	(4)	5	6	2	–	17
Investments accounted
for by the equity method	5	31	16	157	–	7	–	216
Capital expenditures	94	99	62	105	67	76	–	503
Total segment assets	1,632	2,465	970	1,312	872	259	–	7,510
Assets not directly
identifiable with segments	–	–	–	–	–	–	–	2,004
Total assets	–	–	–	–	–	–	–	9,514

	Fine	Consumer	Industrial		Services &
(millions of euros)	Organics	Specialties	Specialties	Polyamide	Specialties	Other	Eliminations	Consolidated
Year ended December 31, 1999
Net sales	843	1,118	1,083	1,292	870	320	–	5,526
Intersegment revenues	81	7	27	21	17	–	(153)	–
Depreciation and amortization
(excl. goodwill amortization)	(63)	(61)	(62)	(89)	(64)	(70)	–	(409)
Amortization of goodwill	(2)	(4)	(5)	–	(2)	(1)	–	(14)
Restructuring and
environmental costs	(5)	(10)	(13)	(4)	(3)	(5)	–	(40)
Operating income	80	29	85	156	94	(35)	–	409
EBITDA	145	94	152	245	160	36	–	832
Equity in earnings/(losses)
of affiliated companies	5	2	–	1	3	2	–	13
Investments accounted
for by the equity method	5	7	1	161	5	5	–	184
Capital expenditures	48	64	52	99	51	58	–	372
Total segment assets	881	866	948	1,252	808	602	–	5,357
Assets not directly
identifiable with segments	–	–	–	–	–	–	–	1,617
Total assets	–	–	–	–	–	–	–	6,974

EBITDA, as defined by Rhodia, equals operating income before depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of operating income, or as an alternative to cash-flow, as a source of liquidity, and may not be comparable with EBITDA as defined and reported by other companies.

Segment assets reflect assets directly identifiable with the segments: tangible assets, intangible assets, investments accounted for by the equity method, accounts and notes receivable and inventories. Segment assets include accounts receivable sold which are eliminated in the “Other” column since this activity is not considered a segment activity.

Total assets reconciliation

As of December 31, 2001 assets not identifiable with particular segments correspond primarily to cash, short-term deposits and marketable securities (413 million euros), prepaid expenses and other current assets (916 million euros), deposits and long-term receivables (98 million euros), other investments (75 million euros) and deferred charges and other assets (636 million euros). Such assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Rhodia Group level.

Information by geographical area of production

		Other		South
		countries	North	America
(millions of euros)	France	in Europe	America	(incl. Mexico)	Other	Eliminations	Consolidated
Year ended December 31, 2001
Revenues	2,685	2,296	1,945	1,181	656	(1,484)	7,279
Long-lived assets	1,700	1,194	1,811	967	262	–	5,934
Year ended December 31, 2000
Revenues	2,872	2,590	1,786	1,204	690	(1,723)	7,419
Long-lived assets	1,653	1,437	1,814	986	251	–	6,141
Year ended December 31, 1999
Revenues	2,502	1,868	1,311	812	436	(1,403)	5,526
Long-lived assets	1,615	650	967	727	212	–	4,171

Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments and other long-term assets excluding net deferred tax assets, and long-term deposits and receivables from Aventis companies.

Sales made by the French geographical zone include the following export amounts:

(millions of euros)	2001	2000	1999
French production zone revenues	2,685	2,872	2,502
Sales to third parties in France	699	729	628
Total Export	1,986	2,143	1,874
Europe – Africa	1,532	1,637	1,449
North America	167	180	163
South America	35	45	39
Other	252	281	223
26.	RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses, including depreciation and amortization, amounted to 215 million euros in 2001 (212 million euros in 2000 and 190 million euros in 1999). Research and development expenses on the Consolidated Statements of Operations are shown excluding depreciation and amortization.
27.	WAGES, BENEFITS AND NUMBER OF EMPLOYEES
Wages and benefits, including social security taxes, amount to 1,572 million euros in 2001 (1,554 million euros in 2000, 1,280 million euros in 1999). The number of employees of the consolidated subsidiaries amount to:

(unaudited)	2001	2000	1999
France	9,847	10,300	10,124
Other countries	17,078	19,148	14,682
Total as of December 31	26,925	29,448	24,806

Compensations and benefits paid to the members of the Board of Directors (including Directors’ fees) and the Executive Committee totaled 8.0 million euros (25 people) in 2001, 6.1 million euros (22 people) in 2000 and 4.5 million euros (25 people) in 1999. The amount reported for 1999 does not include compensation and benefits paid directly by Aventis. Contributions paid in 2001 with respect to pension for these persons amounted to 0.5 million euros (0.6 million euros in 2000 and 0.4 million euros in 1999).

28.	STOCK OPTION PLANS
a) Rhodia stock options plan
The options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France (three years for tax residents of other countries) from the respective dates that the Board of Directors approved the stock option plans. The options granted under the 2001 Plan are exercisable over a twelve-year period, and pursuant to Article 163bis C.I, subparagraph 1 of the General Tax Code modified by the law of May 15, 2001 relating to new economic regulations, the vesting period was reduced to four years for tax residents of France (no change for tax residents of other countries from the date that the Board of Directors approved the stock option plan).

The following table summarizes the status of the stock option plans as of December 31, 2001 and 2000:

		2001		2000
		Average		Average
	Number	exercice price	Number	exercice price
	of options	(in euros)	of options	(in euros)
Number of options outstanding
at the beginning of the period	4,935,298	15.97	2,747,852	15.04
Options exercised	–	–	–	–
Options granted	2,580,267	15.70	2,250,000	17.08
Options cancelled	(100,143)	16.17	(62,554)	17.14
Number of options outstanding
at the end of the period	7,415,422	15.87	4,935,298	15.97
Number of options exercisable
at the end of the period	13,460	21.34	–	–

The following table shows the main features of the stock option plans in place as of December 31, 2001:

Stock Option Plans	Plan 1998	Plan 1999/1	Plan 1999/2	Plan 2000/1	Plan 2000/2	Plan 2001
Date of Shareholders’
meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00
Date of Board of Directors’ approval	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01
Date of grant	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01
Options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267
Granted to the Board of Directors
and Executive Committee (a)	550,000	558,000	369,000	800,000	–	925,000
Number of participants
at December 31, 2001	17	383	385	556	3	820
Exercise price (in euros)	21.34	15.00	15.00	17.14	16.26	15.70
Maximum term (years)	10	10	10	10	10	12
Weighted average remaining
contractual life (years)	6.50	7.17	7.17	8.25	8.75	11.25
Options outstanding
at beginning of year	18,510	1,538,700	1,145,168	2,082,920	150,000	–
Options granted	–	–	–	–	–	2,580,267
Options cancelled	–	(19,500)	(17,063)	(50,645)	–	(12,935)
Options exercised	–	–	–	–	–	–
Options outstanding at end of year	18,510	1,519,200	1,128,105	2,032,275	150,000	2,567,332
Granted to the Board of Directors
and Executive Committee (b)	–	443,500	264,000	767,000	–	925,000
Options exercisable at end of year	13,460	–	–	–	–	–
Exercisable by the Board of Directors
and Executive Committee (b)	–	–	–	–	–	–
(a)	Historical composition.
(b)	Present composition.

The weighted average remaining contractual life of the outstanding options at the end of 2001 was 8.91 years (8.65 years in 2000).

b) Pro forma result

If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2001, 2000 and 1999, net income would have been adjusted to (219) million euros in 2001 (212 million euros in 2000, 225 million euros in 1999).

The fair value of Rhodia stock options granted in 2001 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options (5-6 years), stock price volatility (34%), dividend rate (2.5%), and risk free interest rate (4.8%).

29.	SUBSEQUENT EVENTS
No significant transactions have occurred between December 31, 2001 and January 28, 2002 (the date when the Board of Directors approved Rhodia 2001 consolidated financial statements).
30.	RECONCILIATION TO US GAAP AND NEW ACCOUNTING STANDARDS
Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material impact on Rhodia’s consolidated financial statements are described below:

a) Partnership accounting

Under French GAAP, Rhodia accounted for in a manner similar to full consolidation its interest in the Rhône-Poulenc Surfactants & Specialties, LP, which activity is primarily included in the North American operations of the Consumer Specialties Division. As Rhodia did not acquire the “General Partner” interest from Rhône-Poulenc Agro before November 1999, under U.S. GAAP, this limited partnership would have been accounted for by the equity method up until this acquisition date. This difference in accounting treatment between the full consolidation and equity methods would not affect reported stockholders’ equity or net income of Rhodia. If this limited partnership were to be accounted for by the equity method rather than fully consolidated, the net investment in the partnership would be recorded in the balance sheet and accounted for by the equity method and Rhodia’s share of earnings or losses would be recorded on the line “equity in earnings (losses) from affiliated companies”.

The material amounts that would be deconsolidated from the statements of operations are as follows:

(millions of euros)	1999
Net sales	288
Operating expenses	(262)
Operating income	26

There would be no effect from such difference in partnership accounting on net income.

The material amounts that would be deconsolidated in the statements of cash flows are as follows:

(millions of euros)	1999
Net cash provided by operating activities	20
Net cash used by investing activities	(54)
Net cash used by financing activities	34

Following the acquisition of the “General Partner” the difference in accounting treatment no longer applies from December 1, 1999.

b) Accounting for Derivative Instruments and Hedging Activities (FAS 133)

U.S. GAAP requires, as of January 1, 2001, that Rhodia measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting.

The principal difference between U.S. GAAP and French GAAP relates to the accounting for cash flow hedges. Under U.S. GAAP, Rhodia would record the value of cash flow hedges with an offset to Other Comprehensive Income. Under French GAAP, cash flow hedges are not recognized.

The effect on Stockholders’ Equity at December 31, 2001 of applying U.S. GAAP would be a reduction of Stockholders’ Equity. Upon realization of cash flow hedges, Other Comprehensive Income would be reclassified into Net Income.

The application this standard had no impact on Rhodia’s net income for the year ended December 31, 2001.

c) Reconciliation between French GAAP and U.S. GAAP

A reconciliation between French GAAP and U.S. GAAP follows:

(millions of euros)	December 31, 2001	January 1, 2001
Stockholders’ equity (French GAAP)	2,267	2,593
Derivatives (cash flow hedges - net of tax)	(35)	(12)
Stockholders’ equity (U.S. GAAP)	2,232	2,581

Approximately one-third of the cash flow hedge impact above is expected to be reclassified into earnings in the subsequent year.

d) Comprehensive Income/(Loss)

Comprehensive income/(loss) for the years ended December 31, 2001, 2000 and 1999 follows:

(millions of euros)	2001	2000	1999
Net income/(loss)	(213)	216	227
Derivatives	(35)	–	–
Translation	(28)	(28)	92
Comprehensive income/(loss)	(276)	188	319

e) New accounting standards for U.S. GAAP for 2002 and 2003

Goodwill and Other Intangible Assets (FAS 142) - U.S. GAAP requires, as of January 1, 2002 (July 1, 2001 with respect to acquisitions after June 30, 2001), that Rhodia cease the ratable amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of goodwill and indefinite-lived intangible assets. Other than in a period, in which Rhodia would record an impairment of goodwill and indefinite-lived intangible assets, Rhodia expects that the application of this standard will result in increased net income, under U.S. GAAP, resulting from the cessation of the amortization of goodwill and indefinite-lived intangible assets.

Accounting for Asset Retirement Obligations (FAS 143) - U.S. GAAP requires, as of January 1, 2003, that Rhodia recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. Rhodia is currently evaluating the impact of the application of this standard.

Accounting for the Impairment or Disposal of Long-lived Assets (FAS 144) - U.S. GAAP requires, as of January 1, 2002, that Rhodia account for the impairment or disposal of long-lived assets pursuant to a revised standard. The application of this standard is not expected to have a significant impact on Rhodia’s financial statements.

PRINCIPAL CONSOLIDATED SUBSIDIARIES END OF 2001

Globally integrated subsidiaries	Countries	% owned
Rhodia	France	100
Rhodia Participations	France	100
Rhodia Recherches	France	100
Rhodia Belgium	Belgium	100
Rhodia Brasil Ltda	Brazil	100
Rhodia Italia Spa	Italy	100
Rhodia Chimie	France	100
Rhoditech	France	100
Rhodia Energy	France	100
Rhodia Deutschland	Germany	100
Rhodia GmbH	Germany	100
Rhodia Holding Ltd	United Kingdom	100
Rhodia Iberia SA	Spain	100
Rhodia Inc	United States	100
Rhodia de Mexico	Mexico	100
Rhodia Japan	Japan	100
Rhodia Ltd	United Kingdom	100
Rhodia Silica Korea Co Ltd	Korea	100
Rhodia Nederland	Netherlands	100
Rhodia Malaysia Sdn Bhd	Malaysia	100
Rhodia Services	France	100
Rhodia China Holding Co Ltd	China	100
Rhodia Mexicana SA de CV	Mexico	100
Rhodia Organique	France	100
Rhodia Intermédiaires	France	100
Rhodia Chirex Inc.	United States	100
Rhodia Chirex Holding Ltd	United Kingdom	100
ICMD	France	100
Rhodia Thai Industries Ltd	Thailand	74
Holmes Chapel Trading Ltd	United Kingdom	100
Rhodia Fine Organics Ltd	United Kingdom	100
Meyhall AG	Switzerland	100
Rhodia Geronazzo	Italy	100
Rhodia Food	France	100
Rhodia Consumer Specialties Ltd	United Kingdom	100
Rhodia Holding Inc	United States	100
Rhodia Consumer Specialties Asia Pacific Pte Ltd	Singapore	100
Rhodia HPCII SAS	France	100
Rhodia HPCII Ltd	United Kingdom	100
Rhodia HPCII Espana	Spain	100
Rhodia PPMC	France	100
Rhodia Iberlatex	Spain	100
Rhodia Silicones	France	100
Rhodia Siliconas Espana	Spain	100
Rhodia Siliconi Italia Spa	Italy	100
Rhodia Silica Qingdao	China	100
Rhodia Silices	France	100
Rhodia Syntech GmbH	Germany	100
Rhodia Suzhou Anli SC	China	70
Rhodia Indolatex	Indonesia	100
Rhodia Specialty Chemicals Wuxi	China	70
Rhodia Industrial Specialties Ltd	United Kingdom	100

Globally integrated subsidiaries	Countries	% owned
Rhodia Engineering Plastics SA	France	100
Rhodia Engineering Plastics SRL	Italy	100
Rhodia Engineering Plastics Corp	United States	100
Rhodia Engineering Plastics Inc	Canada	100
Rhodia P.I. Chalampe	France	100
Rhodia P.I. Belle Etoile	France	100
Rhodia Filtec	France	100
Rhodia Industrial Yarns AG	Switzerland	100
Rhodia Industrial Yarns SIA	Latvia	100
Rhodia Industrial Yarns Slovakia	Slovakia	100
Rhodia Polyamide Intermediates SAS	France	100
Rhodia Performances Fibres	Italy	100
Rhodia Performances Fibres	Germany	100
Rhodia Performances Fibres SAS	France	100
Rhodia Poliamida Ltda	Brazil	100
Rhodia Polyamide Co Ltd	Korea	100
Rhodianyl SNC	France	100
Rhodiaster SA	Brazil	88
Acetco	Venezuela	100
Anan Kasei	Japan	67
Orelis	France	100
Rhodia Acetol	France	100
Rhodia Acetow GmbH	Germany	100
Rhodia Chemie NV	Belgium	100
Rhodia Eco Services BV	Netherlands	100
Rhodia Electronics & Catalysis Inc.	United States	100
Rhodia Baotou Rare Earths Co Ltd	China	55
Rhodia Electronics & Catalysis	France	100
Sertow Serpukhov	Russia	97
Rhodia Eco Services	France	100
Rhodia Acetow Brasil Ltda	Brazil	100

Subsidiaries accounted for on the equity method	Countries	% owned
Gelymar	Chile	50
Albright & Wilson Chemicals Australia	Australia	50
Hindustan Gum	India	50
Latexia	Belgium	50
Jade Fine Chemicals Wuxi Co Ltd	China	60
Butachimie	France	50
Nylstar	Italy	50
Ying Long	China	73
Rhodia Hengchang (Zhangjiagang) Specialty Chemicals Co Ltd	China	50
Cycleon	France	50
Teris	France	50
Teris LLC	United States	50
Primester	United States	50

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rhodia By: /s/ Pierre PROT Pierre Prot Senior Vice-President and Chief Financial Officer (Vice-President in charge of Finance Function)

Date: June 27, 2002