Form 20-F
period 2002-12-31
RHODIA
filed 2003-06-26
CIK 1062814

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 26, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 1-14838

RHODIA
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant's name into English)	Republic of France (Jurisdiction of incorporation or organization)
26, quai Alphonse Le Gallo 92512 Boulogne-Billancourt Cedex France (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share nominal value €1 per share	New York Stock Exchange
Ordinary Shares, nominal value €1 per share*	New York Stock Exchange

(*)
Listed not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 179,309,188

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes ☒    No ☐

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17 ☐          Item 18 ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Since January 1, 1999, Rhodia has published its consolidated financial statements in euro ("€"). Prior to that date, Rhodia prepared its consolidated financial statements in French francs ("francs" or "FRF"). Rhodia has subsequently translated financial information for periods prior to January 1, 1999 from the French franc amounts into euro amounts at the fixed legal rate of €1.00 = FRF 6.55957. For your convenience, this annual report on Form 20-F contains translations of certain franc and euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

        The financial statements contained in this annual report on Form 20-F have been prepared in accordance with French generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP. See Note 29 to Rhodia's audited consolidated financial statements for the three years ended December 31, 2002 (together with the notes thereto, the "Consolidated Financial Statements"), included elsewhere in this annual report on Form 20-F, for a description of the principal differences between French GAAP and U.S. GAAP, as they relate to Rhodia and its consolidated subsidiaries, and for a reconciliation to U.S. GAAP of net income and stockholders' equity.

        The discussion and analysis of Rhodia's results of operations includes information concerning the year-to-year comparison of the operating performance of Rhodia and its divisions on a comparable basis in order to eliminate the impact of:

  •
  changes in scope of consolidation (for example, as a result of acquisitions, divestitures, changes in consolidation, and, with respect to comparisons of the results of operations at the division or business level, transfers of businesses or activities between divisions or businesses); and

  •
  changes in exchange rates affecting the translation into euro of Rhodia's sales, expenses and earnings and other income statement items that are denominated in currencies other than euro.

        Rhodia has developed this measure of performance based on monthly reporting from its various businesses and uses it for both its internal analysis and for its financial communications. In comparing the results of operations for two periods (the "prior" period and the "subsequent" period), Rhodia calculates the effect of these changes as follows:

  •
  It calculates the impact of "changes in scope of consolidation" by (i) including in the prior period's results activities included in the Consolidated Financial Statements for all or part of the subsequent period only for the same portion of such earlier period as they were included in the subsequent period; and (ii) excluding from the results of the prior period any activities which were included in the Consolidated Financial Statements during all or any portion of the earlier period but which were not included for any portion of the subsequent period.

  •
  It calculates the impact of "changes in exchange rates" by adjusting the prior period's results for the impact of the change in exchange rates on the translation into euro of items of Rhodia's income statement denominated in currencies other than the euro at average exchange rates during the subsequent period.

        The prior period's results are then adjusted to reflect the effect of such changes. The difference between the prior period's results as adjusted and the historical results of the subsequent period is referred to in the subsequent discussions as changes on a "comparable basis". After sales and operating expenses are restated on a comparable basis in this manner, two further effects are evaluated:

  •
  The impact of changes in average selling prices is estimated by comparing the current weighted average net unit selling prices for each product in the subsequent period (for example, the euro

ii

    cost per ton) against the weighted average net unit selling prices in the prior period, multiplied in both cases by volumes sold during the subsequent period.

  •
  The impact of changes in volumes is estimated by comparing quantities shipped in the subsequent period against quantities shipped in the prior period, multiplied in both cases by the weighted average net unit selling prices of the prior period.

        Rhodia believes that these measures are useful tools for analyzing and explaining changes and trends in its historical results of operations because it assists in comparing performance on a consistent basis. However, these measures are unaudited and are not measurements of performance under either U.S. GAAP or French GAAP. They should not be considered as an alternative to any measures of performance under U.S. GAAP or French GAAP. Rhodia's method of calculating comparable basis information may differ from methods used by other companies.

        Unless the context requires otherwise, the terms "Rhodia," the "Company," the "Group," "we," "our" or "us" refer, for periods prior to January 1, 1998, to the Chemicals segment and the Fibers and Polymers segment of Rhône-Poulenc, as well as certain other businesses related to the chemicals, fibers and polymers businesses that were operated during such periods by other Rhône-Poulenc segments, and to Rhodia and its consolidated subsidiaries for the periods subsequent to January 1, 1998. See "Item 4. Information About Rhodia—Corporate History—Formation of Rhodia." On December 15, 1999, Hoechst merged into Rhône-Poulenc and Rhône-Poulenc changed its name to Aventis. References to "Aventis" refer to Rhône-Poulenc S.A. and its consolidated subsidiaries for periods prior to the merger, and refer to the merged entities for periods after the merger.

        All references herein to "United States" or "U.S." are to the United States of America, references to "dollars" or "$" are to the currency of the United States, references to "France" are to the Republic of France, references to "French francs," "francs" or "FRF" are to the currency of France prior to January 1, 1999, and references to "euro" and "€" are to the currency of the European Union member states (including France) participating in the European Monetary Union.

        The brand names (indicated in capital letters) mentioned in this annual report on Form 20-F are trademarks of Rhodia, its affiliates and/or associated companies, or are used with permission under a license agreement.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not Applicable.

Item 2. Offer Statistics and Expected Timetable

        Not Applicable.

Item 3. Key Information

Selected Financial Data

        The tables below set forth selected consolidated financial data for Rhodia for each of the five years during the period ended December 31, 2002. These financial data are derived from the Consolidated Financial Statements of Rhodia, which have been prepared in accordance with French GAAP and audited by PricewaterhouseCoopers, independent auditors. The selected consolidated financial data for the fiscal years 2002, 2001 and 2000 should be read in conjunction with the Consolidated Financial Statements. French GAAP differs in significant respects from U.S. GAAP. For a discussion of the principal differences as they relate to Rhodia, and a reconciliation to U.S. GAAP of net income and total stockholders' equity for the three years ended December 31, 2002, see Note 29 to the Consolidated Financial Statements.

	Year Ended and as of December 31,
	1998	1999	2000	2001	2002
	€	€	€	€	€
	(in millions, except for number of shares and per share data)(1)(2)
Amounts in accordance with French GAAP:
Income Statement Data:
Net sales	5,537	5,526	7,419	7,279	6,617
Production costs and expenses	(3,671)	(3,594)	(5,053)	(5,166)	(4,489)
Administrative and selling expenses	(852)	(883)	(1,138)	(1,120)	(1,104)
Research and development expenses	(183)	(177)	(194)	(197)	(201)
Depreciation and amortization	(445)	(409)	(492)	(542)	(447)
Restructuring and environmental costs	(40)	(40)	(14)	(163)	(25)
Operating expenses	(5,191)	(5,103)	(6,891)	(7,188)	(6,266)

Operating income	346	423	528	91	351
Financial expense—net	(113)	(116)	(177)	(186)	(123)
Other income/(expense)—net(3)	(38)	12	(7)	(108)	(72)

Income/(loss) of consolidated subsidiaries before income taxes	195	319	344	(203)	156
Income taxes	(51)	(98)	(95)	86	(66)
Income/(loss) of consolidated subsidiaries	144	221	249	(117)	90
Equity in earnings/(losses) of affiliated companies	(21)	15	8	(16)	(38)
Amortization of goodwill	(12)	(14)	(32)	(75)	(47)
Income/(loss) before minority interests	111	222	225	(208)	5
Minority interests	5	5	(9)	(5)	(9)

Net income/(loss)	116	227	216	(213)	(4)
Earnings/(loss) per share(4)	0.67	1.30	1.23	(1.19)	(0.02)
Dividend per share(5)	0.20	0.40	0.40	0.12	0.12
Average number of ordinary shares outstanding (in thousands)	174,146	174,359	175,843	179,104	178,766

Balance Sheet Data:
Working capital(6)	(250)	359	(261)	(428)	(335)
Tangible assets (net book value)	2,624	2,946	3,759	3,561	2,743
Total assets	7,810	7,015	9,566	9,013	7,687
Long-term debt(7)	465	1,145	2,077	1,949	1,739
Other long-term liabilities	1,008	1,000	1,206	1,388	1,374
Total debt(8)	2,766	1,830	3,325	2,985	2,384
Cash, cash equivalents and marketable securities	1,630	277	259	413	251
Net debt(9)	1,136	1,553	3,066	2,572	2,133
Minority interests	65	69	87	84	23
Total stockholders' equity	2,130	2,390	2,593	2,267	1,835
Common stock and additional paid-in capital	2,667	2,624	2,693	2,693	2,693
Cash Flow Statement Data:
Capital expenditures	336	372	503	483	374
Amounts in accordance with U.S. GAAP:
Income Statement Data:
Net sales	4,582	4,713	6,647	6,554	6,061
Operating expenses(10)	(4,404)	(4,379)	(6,243)	(6,726)	(5,800)
Operating income/(loss)(10)	178	334	404	(172)	261
Income/(loss) from continuing operations	105	254	222	(232)	67
Income/(loss) from discontinued operations	1	(27)	(6)	19	(24)
Net income/(loss)	106	227	216	(213)	43
Earnings/(loss) per share from continuing operations	0.60	1.46	1.26	(1.30)	0.37
Earnings/(loss) per share from discontinued operations	0.01	(0.16)	(0.03)	0.11	(0.13)
Earnings/(loss) per share:(4)	0.61	1.30	1.23	(1.19)	0.24
Balance Sheet Data:
Working capital(6)	(297)	359	(261)	(463)	(373)
Total property, plant and equipment	2,517	2,946	3,759	3,561	2,743
Total stockholders' equity(11)	1,973	2,213	2,409	2,014	1,446

(1)
Financial and operating data for periods prior to January 1, 1999 have been translated from French francs into euro at the legal rate of conversion of €1.00 = FRF 6.55957.

(2)
In accordance with French GAAP, Rhodia has modified its accounting policy with respect to the classification of amortization of goodwill and the classification of income tax provision for affiliated companies. Certain items on Rhodia's consolidated financial statements for the years ended December 31, 1998, 1999, 2000 and 2001 have therefore been restated to account for the new policy. See Note 2.1.1. to the Consolidated Financial Statements.

(3)
Includes gains/(losses) on disposals of assets and other income/(expense).

(4)
Basic and diluted. Earnings/(loss) per share for 1998, 1999, 2000, 2001 and 2002 has been calculated on the basis of 174,145,539 shares, 174,359,024 shares, 175,843,305 shares, 179,103,640 shares and 178,765,518 shares outstanding (less treasury stock) on average for such years, respectively, (174,145,539 shares, 175,263,935 shares, 176,351,932 shares, 179,103,640 shares and 178,765,518 shares outstanding on average on a diluted basis, respectively).

(5)
Dividends for fiscal year 2002 are expected to be paid on July 1, 2003. The dividends set forth above do not include French avoir fiscal.

(6)
Working capital is defined as total current assets minus total current liabilities.

(7)
Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.

(8)
Total debt is defined as long-term debt, short term borrowings and the current portion of long-term debt.

(9)
Net debt is defined as total debt minus cash, cash equivalents and marketable securities.

(10)
Certain items have been reclassified in 2001 and prior years to conform with current year's presentation. See Note 29 to the Consolidated Financial Statements. See "Item 5. Operating and Financial Review and Prospects—Net Income and Stockholders' Equity under U.S. GAAP."

(11)
Stockholders' equity has been restated for the years 2001 and earlier to reflect the charge to equity, net of tax, to recognize the minimum liability in accordance with FAS 87, Employers' Accounting for Pensions. See Note 29 to the Consolidated Financial Statements. See "Item 5. Operating and Financial Review and Prospects—Net Income and Stockholders' Equity under U.S. GAAP—Restatement of Reconciliation to U.S. GAAP."

Exchange Rate Information

        Under the provisions of the Treaty on European Monetary Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998 at €1.00 = FRF 6.55957.

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of Rhodia's ADSs on the New York Stock Exchange and the U.S. dollar value of any dividends Rhodia may declare.

        Since the euro did not exist prior to January 1, 1999, Rhodia cannot present exchange rates between the euro and the U.S. dollar for periods prior to that date. Rhodia's reporting currency during those periods was the French franc. In order that you may ascertain how the trends in Rhodia's financial results might have appeared had they been expressed in U.S. dollars, the table below sets forth the French franc/U.S. dollar exchange rate for 1998 based on the Noon Buying Rate expressed in French francs per $1.00 and the euro/U.S. dollar exchange rate for 1999, 2000, 2001 and 2002 based on the Noon Buying Rate expressed in euro per U.S. dollars.

Month	Period-end rate	Average rate(1)	High	Low
Euro/Dollar(2)
June 25, 2003	0.86	—	—	—
June 2003 (through June 25)	0.86	0.85	0.87	0.84
May 2003	0.85	0.83	0.89	0.84
April 2003	0.89	0.92	0.94	0.89
March 2003	0.92	0.88	0.95	0.90
February 2003	0.93	0.93	0.93	0.92
January 2003	0.95	0.94	0.97	0.92
December 2002	0.95	0.98	1.01	0.95
Year
Euro/Dollar(2)
2002	€0.95	€1.05	€1.16	€0.95
2001	1.12	1.12	1.19	1.05
2000	1.07	1.09	1.21	0.97
1999	0.99	0.94	1.00	0.85
French Franc/Dollar
1998	FRF5.59	FRF5.90	FRF6.21	FRF5.39

(1)
The yearly averages of the Noon Buying Rates for French francs or euro, as the case may be, were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for euro within each month.

(2)
Originally published as dollar/euro.

Risk Factors

        In addition to other information contained in this annual report on Form 20-F, you should consider carefully the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

        This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as describe below and elsewhere in this annual report on Form 20-F. See "—Cautionary Statement Regarding Forward-looking Statements".

Risks Related to our Indebtedness

Our substantial level of indebtedness could materially adversely affect our ability to react to changes in our business and our ability to incur additional debt to fund future needs

        We have a substantial amount of debt. As of December 31, 2002, we had gross financial debt (long-term debt plus short-term borrowings and current portion of long-term debt) of €2,384 million and stockholders' equity (excluding minority interests) of €1,835 million. In addition, we have granted guarantees in respect of indebtedness of our joint ventures and other non-consolidated companies in the amount of €197 million as of December 31, 2002.

        Our substantial debt could have important consequences for investors. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

  •
  increase our vulnerability to adverse economic and industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have relatively less debt;

  •
  limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other purposes.

Our ability to refinance maturing debt as well as to finance our working capital and capital expenditures needs depends on our ability to renegotiate our existing credit facilities and to maintain our existing sources of liquidity

        A significant portion of our gross financial debt matures over the next four years. Our ability to refinance these debts as they come due depends in part on our ability to renegotiate our committed credit facilities. As of December 31, 2002, €645 million of debt was maturing in 2003, €404 million in 2004, €537 million in 2005 and €488 million in 2006. These amounts relate principally to the maturities of debt securities issued under our Euro medium-term note program (with €500 million maturing in 2005 and €300 million maturing in 2006), and amounts drawn under our committed credit facility agreements.

        As of December 31, 2002, we had €2,116 million of committed credit facilities. €565 million of these facilities expire in 2003, €1,065 million in 2004, €220 million in 2005 and €177 million in 2006. The amounts expiring in 2004 include our syndicated credit facility of €600 million. Since December 31, 2002, we have negotiated new committed credit facilities and certain facilities have expired. As a result, the total amount of our committed credit facilities as of March 31, 2003 was €2,094 million. In order to refinance our indebtedness as it matures, as well as to finance our working capital and capital expenditure needs we must renegotiate these facilities as they expire, enter into new facilities or obtain capital from other sources. We may not succeed in renewing these credit facilities or raising capital from other sources. Moreover, any agreement reached with our lenders could result in new terms that are less favorable than current terms under our existing credit facility agreements and could involve a reduction in availability of funds, an increase in interest rates and shorter maturities, among other things. If we are not able to renegotiate our existing credit facilities on terms acceptable to us, this could have a material adverse effect on our liquidity and financial condition.

        Short-term borrowings are also an important source of financing for us, and as of December 31, 2002 our short-term borrowings included €175 million of commercial paper and €269 million of other short-term financings. Our commercial paper program consists principally of sales of French billets de trésorerie. Our access to the French commercial paper market depends in part on the assessment of our financial condition by investors, as well as on the continued functioning of the markets. The unavailability of the commercial paper market would require us to obtain capital from other sources, and we cannot be sure that the terms of such financing would be as favorable as those of the commercial paper market. Our other short-term borrowings of €269 million are generally financings granted to Rhodia and to various subsidiaries and are generally without a specific maturity date, and because they are generally uncommitted, would not be available to us as sources of liquidity if the lender elects not to renew them.

        Another important source of our financial liquidity is the monthly or quarterly sale of some of our uncollected trade receivables. As of December 31, 2002, trade receivables outstanding of €627 million had been sold, with respect to which we received cash payments of €531 million. The balance is paid to us after the collection of the trade receivables is made, ordinarily within three months of the sale. Trade receivables are among our most liquid assets, and selling them reduces the availability of such assets to our creditors. In addition, a portion of our sales of receivables are financed through sales of commercial paper by third-party financing vehicles. Although these financing vehicles have entered into back-up credit facilities to provide liquidity in the event of, among other things, short-term disruption of the commercial paper market, if the commercial paper market became unavailable to these vehicles for the longer term, or if these backup facilities were cancelled or not renewed, our ability to sell trade receivables would be impacted. Similarly, we cannot guarantee that we will be able to continue to access the securitization market on terms comparable to those we have enjoyed in the past.

Our existing credit facilities and indentures contain financial covenants which we could fail to meet

        We have issued notes and entered into various revolving credit facilities that require us to maintain compliance with certain financial covenants regarding a maximum level of net debt to EBITDA, a minimum level of EBITDA to net interest expense, a minimum level of stockholders' equity and/or a maximum level of net debt to capitalization. Financial covenant calculations are based on French GAAP financial information. As of December 31, 2002, we satisfied all of our financial covenants.

        Most of our committed credit facility agreements and the agreement governing the U.S. private placement notes contain a covenant requiring us to maintain a ratio of net debt to EBITDA of less than 3.5 and a ratio of EBITDA to net financial expense of greater than 5.0. In facilities for which the ratio of EBITDA to net financial expense is tested after December 31, 2004, such ratio will be 4.5 or less for such testing dates. Net debt, EBITDA and net financial expense are defined in the agreements and differ from similar measures used elsewhere in this annual report on Form 20-F. At December 31, 2002 our ratio of net debt to EBITDA amounted to 3.3 and our ratio of EBITDA to net financial expense amounted to 6.8. These covenants are tested annually, and under some agreements, semi-annually. Our ability to comply with these covenants will depend on our operating performance and level of indebtedness. Depending on our operating performance, we could be required to take other measures to reduce our indebtedness in order to comply with these covenants, including asset disposals. We might not be successful in completing such disposals.

        Five of our committed credit facility agreements (with combined commitments of €672 million) contain a covenant, to be tested on December 31, 2003 and 2004, as applicable, requiring us to maintain a minimum stockholders' equity of €1,829 million. €410 million of these facilities expire in 2004 and €96 million expire in 2005. After the completion of the private placement of senior notes and senior subordinated notes that we issued on May 28, 2003, one of these facilities was amended to, among other things, remove the stockholders' equity covenant and reduce the ratio of EBITDA to net financial expense to 4.0. As of December 31, 2002 our total stockholders' equity amounted to €1,835 million and as of March 31, 2003, it amounted to €1,700 million. In addition, the agreement governing our $290 million U.S. private placement notes contains a covenant requiring us to maintain a minimum stockholders' equity of €1,600 million on an ongoing basis. Stockholders' equity as of December 31, 2002 was negatively affected, without any cash impact, by a €397 million loss resulting from the translation of financial statements of foreign operations (due principally to the severe decline in the value of the Brazilian real and to a lesser extent the U.S. dollar). In addition to translation adjustments, stockholders' equity is adjusted by net income or loss, which in turn is affected by our operating performance, including goodwill and other intangible asset amortization or impairment.

        Our ability to comply with these covenants in the future will be affected by our operating performance and level of indebtedness, as well as by events beyond our control such as changes in exchange rates. In the event of a default under any of these agreements, the lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable. Although we would expect to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful. If the debt under these agreements were to be accelerated, we cannot assure you that our assets would be sufficient to repay such debt in full. We are currently in discussions with the lenders under several of our credit facilities to renegotiate or extend these facilities and modify the terms of these financial covenants. Such discussions may not be successful.

Restrictions imposed by the indentures governing the senior notes and the senior subordinated notes that we issued on May 28, 2003 through a private placement, our credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities

        Our credit facilities, other outstanding indebtedness and the indentures governing the senior notes and the senior subordinated notes that we issued on May 28, 2003 through a private placement contain various covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

  •
  borrow money;

  •
  pay dividends on, redeem or repurchase our capital stock;

  •
  make investments;

  •
  create certain liens;

  •
  enter into sale and leaseback transactions;

  •
  engage in certain transactions with affiliates;

  •
  expand into unrelated businesses; and

  •
  consolidate, merge or sell all or substantially all of our assets.

Changes in respect of our public debt ratings may materially and adversely affect the availability, the cost and the terms and conditions of our debt and asset-based financings

        Certain of our outstanding debt instruments are publicly rated by Moody's Investor Service and Standard & Poor's, independent rating agencies. These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset-based financing. These public debt ratings also affect the cost to us and terms and conditions of debt and asset-based financings. In February 2003, Moody's Investor Service lowered our credit rating to Ba2, which is below investment grade. This downgrading caused a 125 basis point increase in the interest rate applicable to the $290 million of U.S. private placement notes we issued in July 2002, resulting in $3.6 million of additional annual interest expense. In March 2003, Standard & Poor's lowered our credit rating to BB+, which is also below investment grade. The downgradings by Moody's and Standard & Poor's have not affected the cost or terms and conditions of our other existing financings. However, the downgradings are likely to affect the cost of future financing. Additionally, negative developments regarding our cash flow, and/or our incurring significant levels of debt or secured debt, or our failure to meet certain covenants under our credit agreements and other indebtedness, could require us to grant security, lose access to, and/or cause a default under, certain of our credit facilities and other indebtedness and adversely affect further the cost and terms and conditions of our debt and asset-based financings.

        We cannot guarantee that we will be successful in carrying out measures that strengthen or maintain our credit profile, nor can we guarantee that the rating agencies will regard the measures we do carry out as sufficient. In addition, factors that are not within our control, including factors relating to our industry or specific countries or regions in which we operate, may affect the rating agencies' assessment of our credit profile. As a result, we cannot guarantee that the assessment of our credit profile will not be further downgraded by the rating agencies.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our debt

        Our ability to make payments on and refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future. Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations, and will depend upon general economic conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to refinance all or a portion of our debt before maturity, seek additional equity capital or sell assets. We cannot assure you that we will be able to pay our debt or refinance it on commercially reasonable terms, or at all, or to fund our liquidity needs.

        If for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders could elect to declare all amounts outstanding under such facilities immediately due and payable, and the lenders would not be obligated to continue to advance funds under our revolving credit facilities. Although we would expect to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful. If the amounts outstanding under these agreements are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to our debt holders.

Risks Related to our Business

Currency and interest rate fluctuations may have a material impact on our financial results

        A considerable portion of our assets, liabilities, sales, revenues, expenses and earnings is denominated in currencies other than the euro, principally in U.S. dollars, Brazilian reals and, to a lesser extent, British pounds. Fluctuations in the values of these currencies with respect to the euro have had and may continue to have a significant impact on our financial condition and operating results. In 2002, variations in currencies, particularly the decline in the value of the dollar and the Brazilian real relative to the euro, decreased our consolidated net sales by approximately 3.9%. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders' equity, when we translate the financial statements of our subsidiaries located outside of the euro-zone into euros. For example, in 2002 our stockholders' equity was reduced by €397 million due to the translation of the financial statements of our foreign subsidiaries and related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro.

        An appreciation of the euro compared to the dollar would lessen the euro-value of sales generated in dollar-zone countries and could lower the competitiveness of the products we produce in Europe against products produced in, or exported from, the United States and other dollar zones. We expect that this effect would be partially offset by the decreased cost in euro of a significant portion of our raw material and energy purchasing requirements.

        Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is to calculate on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions, and to use financial instruments to reduce such exposure against rate changes with respect to the euro. The main instruments we currently use are over-the-counter forward exchange contracts with maturities of generally less than six months. Nonetheless, we may not be able to protect ourselves from sustained movements in the value of the euro against other currencies.

        We are also exposed to interest rate risk. As of December 31, 2002, our gross financial debt amounted to €2,384 million, of which long-term debt amounted to €1,739 million. Fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. We use swaps to manage this risk, but our financial condition and results of operations may nevertheless be materially adversely affected by sustained increases in interest rates.

        For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk".

Environmental and health and safety laws and regulations expose us to the risk of costs, liabilities and claims that could have a material adverse effect on our business, financial condition and results of operations

        Environmental and health and safety laws and regulations expose us to the risk of substantial costs and liabilities, including costs and liabilities associated with assets that have been sold and activities that have been discontinued. In most jurisdictions in which we operate, industrial activities are subject to obtaining permits, licenses and other authorizations, or to prior notification. In addition, local or regional regulatory bodies may impose restrictions on the use of certain of our products. In addition, we have been and may be subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us or located in our facilities), property damage or damage to natural resources. We are subject to a broad range of extensive and evolving environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. They relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, and clean-up of environmental contamination.

        Compliance with environmental laws and regulations has resulted in significant ongoing costs for us, and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. A failure to comply with any such law or regulation could result in the issuance of fines and penalties or the imposition of other sanctions. We could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations. Currently, we are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental health and safety matters. Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities.

        Many of our current, former and discontinued manufacturing sites have an extended history of industrial use. As is typical for such sites, soil and groundwater contamination has occurred in the past at some sites and might occur or be discovered at other sites in the future. We are continuing to investigate, remediate and monitor soil and groundwater contamination at or from certain of these sites. In addition, we have been and may in the future be liable under various laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"), to contribute to the costs to clean up third-party facilities to which we have sent waste for disposal. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility may be held jointly and severally liable for the remediation of such properties, regardless of fault.

        As of December 31, 2002, our accrued reserve for probable future remediation expenses amounted to €146 million. Based on current information, provisions established for environmental matters and amounts we expect to receive pursuant to the environmental indemnification arrangements with Aventis described in "Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis", we do not believe that environmental compliance and remediation requirements will have a material adverse effect on our business, financial condition or results of operations. Future events, such as changes in laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, however, could cause us to incur significant additional costs and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Sustained high raw materials prices may increase our production costs and expenses of goods sold, and ultimately adversely affect our profitability

        A significant portion of our raw materials costs is linked, directly or indirectly, to the price of crude oil. We are therefore exposed to any volatility in the price of oil that may result from any instability in oil-producing regions (including civil unrest in Venezuela, war in Iraq or broader disruption in the Middle East). Significant variations in the costs of fuel, natural gas and other raw materials can affect our financial condition and results of operations. Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and may, in certain cases, create negative pressure on margins. Decreases in the average prices of raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain on margins. See "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting Rhodia's Financial Condition and Results of Operations—Cost of Raw Materials" and "Item 4. Information About Rhodia—Raw Materials."

We are subject to intense competition

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

Sales of our products and services to the pharmaceutical industry may depend on our clients' ability to obtain and maintain regulatory approval for particular pharmaceutical products

        We sell certain of our products and services to the pharmaceutical industry, which must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of pharmaceutical products, including notably the U.S. Food and Drug Administration (the "FDA") in the United States and the European Medicines Evaluation Agency (the "EMEA") in the European Union. Although we do not ourselves apply for product authorizations from these regulatory authorities, the sale of some of our products and services may depend on our clients' ability to obtain and maintain authorization to market or manufacture a particular pharmaceutical product. In our principal markets (the European Union and the United States), the process of obtaining authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our clients' ability to obtain marketing authorization for a product or to successfully market or continue to market a product once approved. In recent years, the authorization process before the FDA has been subject to delay. FDA approval for certain planned product launches by customers of our Pharma Solutions business has been delayed in recent months, which will cause sales by the business to be lower than our initial expectations. In addition, delays in FDA approval are affecting the pharmaceutical ingredients market as a whole, contributing to overcapacity in the industry. Our clients' failure to obtain or maintain authorization for a product could adversely affect the sales of our products and services to the pharmaceutical industry.

We have unfunded liabilities with respect to our pension plans and other post-retirement benefits

        We have obligations to our employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate.

        In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2002, we had projected benefit obligations of €674 million with respect to our French retirement indemnities.

        In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in 2002, the market value of the assets in our funded pension plans, including our nonqualified and foreign plans, has declined. In 2002, the pension plan assets for certain of our foreign pension plans fell below required levels with respect to their related accumulated benefit obligation. Applicable laws and regulations would have allowed us to spread contributions to cover the shortfall over 3 to 5 years. However, we chose to cover most of the shortfall by making an exceptional cash contribution of €145 million to U.S. and U.K. pension plans in 2002. We cannot assure you that we will not be required to make similar cash contributions in the future. Any such payments could have an adverse effect on our financial condition and liquidity. With respect to our foreign plans, as of December 31, 2002, we had projected benefit obligations of €1,382 million and plan assets of €1,122 million.

        Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including discount rates, long-term rates of return on invested plan assets and rates of increase in compensation levels. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, our pension, retirement and other post-employment costs would be higher or lower, and its cash flows would be unfavorably or favorably impacted from the funding of these obligations.

Our business is subject to many operational risks for which we may not be adequately insured

        We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

We will be obligated to adopt new accounting standards in 2005 that will impact our financial reporting

        We currently prepare our financial statements in accordance with French GAAP, and prepare a reconciliation to U.S. GAAP of stockholders' equity and net income. See Note 29 to the Consolidated Financial Statements. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including Rhodia, to apply International Financial Reporting Standards ("IFRS") in preparing their financial statements no later than 2005. Because IFRS emphasizes the measure of the fair value of a company's assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation, goodwill and intangibles, asset depreciation, employee benefit plans, marketable securities and derivative financial instruments and financing arrangements such as asset securitizations. Although we have not yet determined the full effect of the application of IFRS to our financial statements, we disclose our on- and off-balance sheet obligations, including our trade receivables, securitization, operating and capital leases and pension obligations, in our financial statements. Nevertheless, because our financial statements prepared in accordance with IFRS would differ from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

Risks Related to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

        The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Premier Marché of Euronext Paris, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade will decrease. In addition, since any dividends that we may declare will be denominated in euro, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of ADSs. See "—Exchange Rate Information," above. If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

You may not be able to exercise pre-emptive rights for shares underlying your ADSs

        Under French law, stockholders have pre-emptive rights ("droits préférentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Stockholders may waive their pre-emptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Pre-emptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Premier Marché. U.S. holders of ADSs may not be able to exercise pre-emptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the pre-emptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If pre-emptive rights cannot be exercised by an ADS holder, Citibank N.A., as depositary, will, if possible, sell such holder's pre-emptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of pre-emptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

        Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

  •
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

  •
  In order to vote at stockholders' meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a stockholders' meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the stockholders' meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

  •
  ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary's offices to inspect any reports issued.

  •
  We and the depositary may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.

Cautionary Statement Regarding Forward-looking Statements

        Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements made in the subsections entitled "Outlook" for each of Rhodia's Divisions and discussed in "Item 4. Information About Rhodia," and in "Item 5. Operating and Financial Review and Prospects—Outlook," are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "is expected to," "will," "will continue," "should," "would be," "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include: (i) changes in the competitive and regulatory framework in which the Company operates, in particular increased competition in the specialty chemicals industry; (ii) changes in raw material prices, in particular the price of oil; (iii) the Company's ability to introduce new products and to continue to develop its production process; (iv) changes in interest rates and currency exchange rates, including particularly the exchange rate of the euro to the U.S. dollar and U.S. dollar-influenced currencies; (v) changes in economic or technological trends; (vi) customers and market concentration; (vii) risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and (viii) general competitive and market factors on a global, regional and/or national basis. For a description of other factors that might affect Rhodia's results, please see "—Risk Factors".

Item 4. Information About Rhodia

Overview

        With net sales of €6,617 million for 2002, Rhodia is one of the world's largest specialty chemicals companies. Rhodia has leading worldwide market positions in many of its major businesses, ranking number one on the basis of 2002 net sales in products such as food phosphates, hydroquinone, vanillin, guar gum, aspirin, precipitated silica, and separated rare earths products. Rhodia is the second largest producer in the world of polyamide, food cultures, xanthan gum and paracetamol, and it ranks number two in services such as custom development for pharmaceutical companies. Rhodia has developed strong customer relationships throughout the world in a broad range of industries, including consumer goods such as health, beauty and food products; industrial applications, such as electronics, fibers and metal and water treatment products; chemicals; housing and construction materials; pharmaceuticals; agrochemicals, automobile industry; and environmental protection.

        In 2002, Rhodia recorded a net loss of €4 million, and its research and development expenses totaled 3.3% of net sales. As of December 31, 2002, Rhodia had 24,523 employees and 114 sites worldwide.

        To adopt a more market-oriented business approach and to facilitate closer relationships with its customers including many of the world's largest industrial companies, Rhodia reorganized its business structure at the beginning of 2003. Rhodia has identified eight strategic markets in which it believes it is well-positioned to develop targeted, innovative solutions: industrial care; consumer care; automotive; fibers; food; pharmaceuticals; agrochemicals; and electronics. Similarly, Rhodia has identified key functions, such as reinforcing materials and high purity treatment, for which, due to its technologies, Rhodia offers significant expertise and cross-fertilization opportunities and on which Rhodia bases its product offerings.

        Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions (Fine Organics, Consumer Specialties, Industrial Specialties, Polyamides and Services and Specialties), into a new organization comprised of four market-oriented divisions: Consumer Care and Food; Automotive, Electronics and Fibers; Industrial Care and Services; and Pharmaceuticals and Agrochemicals. In part, this reorganization involved the transfer of businesses from the former Services and Specialties Division within the new organization, primarily the transfer of Acetow businesses to Consumer Care and Food, Eco Service businesses to Industrial Care and Services and Electronics & Catalysis businesses to Automotive, Electronics and Fibers. In addition, Rhodia's pharmaceutical businesses were reorganized within a new division, Pharmaceuticals and Agrochemicals.

        The following discussion is based on Rhodia's historical internal structure of five divisions, which was in place until the end of 2002.

Organizational Chart by Business

        The discussion in this section reflects Rhodia's historical internal business organization. The simplified organizational chart below sets forth, for each of Rhodia's five Divisions, their principal technologies for the year ended December 31, 2002.

Consumer Specialties	Polyamide	Fine Organics	Industrial Specialties	Services and Specialties
Phosphates Surfactants Hydrocolloids Food Cultures Phosphorus Derivatives	Textile Yarns Polyamide Intermediates Technical Fibers and Industrial Yarns Engineering Plastics	Synthesis of Intermediates Fine Synthesis Custom Synthesis Phosphates	Aliphatic Di-Isocyanates Oxygenated solvents Latexes Silicas Silicones	Acetow Eco Services Electronics & Catalysis

        The principal activities of Rhodia's five Divisions are set forth below:

  •
  Consumer Specialties (€1,871 million, or 28.3%, of Rhodia's net sales for 2002).    The Consumer Specialties Division develops and produces a range of manufacturing additives, including surfactants, phosphates, food cultures and hydrocolloids (including guar gum and xanthan gum), which enhance the performance and quality of end products. The Division's products are used in a variety of industries and end-uses, including principally food, home and personal care products, agriculture, oil fields and metal treatment. For 2002, the Consumer Specialties Division's research and development expenses amounted to 3.3% of net sales. At year-end 2002, the Division had 5,318 employees.

  •
  Polyamide (€1,328 million, or 20.1%, of Rhodia's net sales for 2002).    The Polyamide Division develops and produces polyamide intermediates, textile yarns, engineering plastics, industrial yarns, and performance fibers used principally by the construction, apparel and automobile industries. For 2002, the Polyamide Division's research and development expenses amounted to 2.2% of net sales. At year-end 2002, the Division had 5,526 employees.

  •
  Fine Organics (€1,100 million, or 16.6%, of Rhodia's net sales for 2002).    The Fine Organics Division researches, develops and produces customized molecules, usually in collaboration with its customers, and produces certain other molecules, including vanillin, hydroquinone, aspirin, salicylic acid and fluorinated intermediates. The Division also produces phenol, acetone and bisphenol A. The Division's products are used principally in the pharmaceuticals, agrochemicals, food and perfume industries. For 2002, the Fine Organics Division's research and development expenses amounted to 2.2% of net sales. At year-end 2002, the Division had 3,873 employees.

  •
  Industrial Specialties (€1,095 million, or 16.5%, of Rhodia's net sales for 2002).    The Industrial Specialties Division develops and produces high performance specialty products, including silicones, for a wide variety of industries such as coatings and building; latex, silica, including highly dispersible silica, principally for the tire and rubber industries; ADI (aliphatic di-isocyanate) based polymers, a key component of automobile and industrial paint; and oxygenated solvents. For 2002, the Industrial Specialties Division's research and development expenses amounted to 4.8% of net sales. At year-end 2002, the Division had 2,945 employees.

  •
  Services and Specialties (€939 million, or 14.2%, of Rhodia's net sales for 2002).    The Services and Specialties Division is comprised of the Eco Services business, which is active principally in sulfuric acid production and regeneration as well as water treatment; the Acetow business, which produces cellulose acetate tow, the principal raw material for cigarette filters; and the Electronics & Catalysis business, which produces products for high-technology applications. For 2002, the Services and Specialties Division's research and development expenses amounted to 2.5% of net sales. At year-end 2002, the Division had 3,227 employees.

        The pie charts below set forth the percentage breakdown of Rhodia's net sales by Division and geographic origin for the year ended December 31, 2002.

Corporate Information

        The legal and commercial name (dénomination sociale) of the company is Rhodia. Rhodia was incorporated in 1989 for a period of 99 years. The company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France—most notably Law No. 066-537 of July 24, 1966 (as amended), regulating commercial companies. Rhodia's corporate governance structure is set out in the company's by-laws (statuts), which were last amended on May 21, 2002.

        The Company is registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. Rhodia's registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex, France, and its phone number at this location is +331-5538-4000.

Corporate History

Predecessors of Rhodia

        Rhodia's origins go back to the nineteenth century to two chemical companies, the Société Chimique des Usines du Rhône and l'Entreprise de Produits Chimiques Etienne Poulenc. In 1928, they merged to form Rhône-Poulenc. Over the years Rhône-Poulenc, now called Aventis, expanded into such areas as polyamide and polyester fibers, life science, and made many major acquisitions in the chemical industry, including food phosphates and sulfuric acid regeneration (Stauffer Chemicals, USA, 1987); aspirin and paracetamol (Monsanto, USA, 1988); surfactants and guar (RTZ Corporation PLC, UK, 1989).

        During the 1990s, Rhône-Poulenc divested many businesses and refocused its strategy on life sciences and specialty chemicals. From 1990 to 1997, it divested many businesses in basic chemicals, including polyvinyl chloride (PVC), bromine derivatives, polychloroprene, acetyl operations in Europe, soda ash production in North America, vinyl acetate in Brazil, titanium dioxide, some chlorine and caustic soda operations, and toluene di-isocyanate. Rhône-Poulenc also applied its strategy of focusing on specialty products to its Fibers and Polymers division and gradually disposed of its polyester business.

Formation of Rhodia

        The formation of Rhodia with its current name and organizational structure occurred as of January 1, 1998, through a series of transactions carried out by Rhône-Poulenc and several of its subsidiaries. Rhône-Poulenc transferred to Rhodia (i) its directly and indirectly held equity interest in the other subsidiaries, partnerships and businesses that made up the Chemicals and Fibers and Polymers segments of Rhône-Poulenc and (ii) substantially all other assets and liabilities related to its chemicals, fibers and polymers businesses that were historically recorded under segments of Rhône-Poulenc other than the Chemicals and Fibers and Polymers segments.

        Rhodia became a public company on June 25, 1998, when Rhône-Poulenc sold 33% of its stake in the Rhodia Group to the public. In October 1999, Rhône-Poulenc divested its remaining 67.3% stake in Rhodia with a two-part transaction in which it sold 39.1% of Rhodia's outstanding shares and issued notes exchangeable into Rhodia shares representing 25.9% of Rhodia's share capital. In December 2002, Rhône-Poulenc (which had become Aventis) proceeded with the early redemption of these bonds, effectively canceling all outstanding bonds. As of February 13, 2003, Aventis held 25.2% of Rhodia's share capital. Aventis has announced its intent to dispose of the shares. The relationship between Rhodia and Aventis is described in "Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis."

        Since its creation, Rhodia has continued to actively restructure its portfolio. In March 2000, Rhodia acquired the British company Albright & Wilson, the world's leading producer of phosphates. As a result of this acquisition, Rhodia became the world leader in specialty phosphates. In September 2000, Rhodia acquired ChiRex, a U.S. company specializing in providing high technology services to the pharmaceutical industry, through a friendly takeover. In addition, Rhodia contributed its own pharmaceutical custom manufacturing activities to ChiRex, creating a new company called Rhodia ChiRex. In 2001 and 2002, Rhodia undertook a significant divestiture program, disposing of the following activities: Albright & Wilson's European surfactants and lubricant additives; metal organics; paper latex; polyvinyl acetate; certain animal feed products; hazardous industrial waste treatment; meta-aramid fibers; European basic chemicals and its brewing and enzymes businesses. In addition, in October 2002, Rhodia sold its entire 88.4% interest in Rhodiaster to the Italian group Mossi & Ghisolfi. Rhodiaster was Rhodia's last remaining business in the polyester sector, from which the Group has withdrawn in all other world markets. These divestitures and acquisitions are described in "Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting Rhodia's Financial Condition and Results of Operations—Scope of Activities Included in the Consolidated Financial Statements" and in Note 2 to the Consolidated Financial Statements.

Consumer Specialties Division

Overview

        The Consumer Specialties Division develops, manufactures and markets high value-added additives designed to improve performance, in particular, in food, cosmetics, detergents and water treatment products. To serve these markets, the Division uses its expertise in five core technologies: phosphates, phosphorus derivatives, hydrocolloids, surfactants and food cultures. Rhodia is number one worldwide in terms of 2002 sales in food and specialty phosphates (excluding fertilizers), phosphorus derivatives, and guar gum, and is number two worldwide in terms of 2002 sales in food cultures and xanthan gum.

        The table below sets forth certain financial information for the Consumer Specialties Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(€ millions, except percentages)
Total Division sales(1)	2,175	2,153	1,871
Operating income (loss)	100	65	126
Capital expenditures	99	109	58
Total segment assets	2,473	2,201	1,925
Contribution to Rhodia net sales	29.3%	29.6%	28.3%

(1)
Excluding sales to other Divisions, which amounted to €17 million, €10 million and €7 million in 2000, 2001 and 2002, respectively.

        The Consumer Specialties Division has expanded its activities in high growth markets by combining its technological skills, scientific knowledge and employee capabilities. For example, by combining proprietary nanoparticle technologies and the formulation technologies of the Cosmetics and Detergents business, Rhodia developed and launched a new-generation sunscreen, Mirasun, in 2001.

        During 2001, the Consumer Specialties Division completed the integration of Albright & Wilson, which serves a wide variety of markets, including the food, personal care, pharmaceuticals, electronics and detergents markets. In April 2001, Albright & Wilson's European Surfactants business was sold to Huntsman Corporation. The Consumer Specialties Division completed the reorganization of its manufacturing base and sales processes, the integration of its teams and the harmonization of its information systems in 2001.

        Rhodia's expertise spans the entire phosphate value chain, from manufacturing and purification of phosphoric acid to the production of specialty salts and special formulations designed for world-class food and industrial customers. The Specialty Phosphates business develops solutions to optimize quality and performance of finished products in a wide range of industries, including food, pharmaceuticals, detergents, water treatment, papermaking, metal treatment, horticulture and textiles.

        The industrial and drinking water treatment market is a source of strong demand for specialty phosphates. KALIPOL, one of the business's flagship products, offers an innovative solution to help reduce heavy metal concentrations by eliminating traces of lead in water pipes. Stricter European legislation in this area is expected to stimulate demand for water treatment products.

        On January 6, 2003, Rhodia announced the sale of its Brewing & Enzymes businesses based in the United Kingdom and the transfer of a technology license and production rights of an animal feed product to the U.S. company Genencor. Enzyme production is not a core technology for the Division, which is focusing on food additives.

Technologies

  •
  Phosphates are derived from phosphate ores, which are processed into elemental phosphorus or phosphoric acid. They are used in the form of salts or acid in detergents, food and water treatment products.
  •
  Surfactants are molecules with two different characteristics, one with a high affinity for oils and the other with a high affinity for water. They are critical additives in formulation industries, and are typically found in soaps and detergents.

  •
  Hydrocolloids (guar gum, xanthan gum and carrageenans) are plant seeds, biopolymers and seaweed extracts used as thickeners, stabilizers or gelling agents in food or cosmetics, or as rheology modifiers in the petroleum industry.

  •
  Food Cultures are concentrated mixtures of selected bacteria used in the dairy industry to make cheese and yogurt and in the meat industry to protect cured meat and in agrobiology to improve storage.

  •
  Phosphorus Derivatives are organic molecules derived from phosphorus trichloride, phosphorus oxychloride or phosphine (PH3). They are used in a wide range of applications from pharmaceutical intermediates to agrochemicals and various performance products (flame retardants, biocides and water treatment products).

        The table below sets forth the percentage contributions (unaudited) to the Consumer Specialties Division's net sales by principal technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Phosphates	32%	37%	37%
Surfactants	43	28	30
Hydrocolloids and Food Cultures	13	21	16
Phosphorus Derivatives (PPD)	12	14	17

Total	100%	100%	100%

Division Strategy

        The Consumer Specialties Division uses extensive cross-fertilization among the Group's technologies to develop functions able to meet customer needs, in particular to create innovative products and applications by early partnering with key customers.

        Management believes this strategy based on continuous innovation will result in achieving sustainable growth in the Division's selected core activities. Main drivers to achieve this strategy are expected to be:

  •
  Innovation in food markets to satisfy end consumer demand especially for nutraceutics, in both home and personal care markets through multi-technology offers, in phosphorus derivatives markets to reinforce Rhodia's performance and specialty segments, and in oil field markets to provide large customers with productivity enhancement techniques;

  •
  Organic growth in developing countries;

  •
  Cost competitiveness to gain market share in Phosphate markets and primary derivatives; and

  •
  Implementation of Rhodia's key account management program to increase its contact with global customers.

Products, Markets and Competition

        The table below sets forth, for each of the Consumer Specialties Division's principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Phosphates	Food, detergents, water treatment, horticulture, metal treatment, ceramics	LEVAIR REGENT, RHODIA-PHOS, KALIPOL	Astaris, Foret, Prayon/OCP, Thermphos, Budenheim, BK Giulini
Surfactants	Cosmetics, agrochemical formulations, lubricants, emulsion polymerization	MIRANOL, DERMALCARE, MIRACARE, SOPROPHOR, LUBRHOPHOS, SUPERSOL, ABEX, RHODAFAC	Stepan, Huntsman, Shell, Dow, Cognis, Sasol (Condea), Degussa
Hydrocolloids	Food, cosmetics, detergents, oil drilling	MEYPRO, RHODIGEL, JAGUAR, RHEOZAN, RHODOPOL	CP Kelco (Hercules/Lehman JV) Degussa, FMC
Food Cultures	Dairy and meat products	MARSCHALL, EXAL, TEXEL, RHODOPAS, AVGARD, MICROGARD, FLORA-FIT, DPL, MIRAPOL SURF, NCFM, SUPERSTART	DSM, Hansen, Danisco
Phosphorus Derivatives	Industrial applications (flame retardants, water treatment, leather tanning, agrochemicals, plastic additives)	ANTIBLAZE, PROBAN, TOLCIDE, BRIQUEST, ALBRIVAP, BRICORR, ALBRITE	Great Lakes, Astaris, Albemarle, Bayer

        Four business units, organized by market and technology, manage the Division's technologies.

        Specialty Phosphates.    The Specialty Phosphates business produces principally purified phosphoric acid and phosphate salts starting from phosphate rock. The acid is used in food applications and for technical uses such as water treatment and fertilizers. Salts include:

  •
  technical salts such as sodium phosphates for detergents (STPP) and ammonium phosphates for flame retardants and specialty fertilizers;

  •
  high purity salts such as sodium, potassium or calcium salts mainly for food applications; and

  •
  aluminum salts for leavening agents in baking, calcium salts for pharmaceuticals, and sodium salts in poultry processing and in dairy.

        The Specialty Phosphates business is primarily responsible for technologies related to salts and acid production. It sells some of the products it manufacturers and delivers products to other businesses of the Division such as to Cosmetics and Detergents for metal treatment, oral care, laundry and automatic dishwashing, and to Phosphorus Derivatives for water treatment or catalysis and to Food Ingredients. Each of these other businesses is responsible for marketing the products of the Specialty Phosphates business.

        Phosphorus Derivatives.    The Phosphorus Derivatives business focuses on several core markets: water treatment, flame retardants, plastics and polymers, pharmaceutical intermediates and fine chemicals. In 2001, its manufacturing capabilities were strengthened through new production agreements and joint ventures in China. In 2002, these activities in China became operational and have been fully integrated within the structure of the Division. In 2002, several new products were brought to market, including a pharmaceutical intermediate, an anti-corrosion agent for water treatment applications and a softer second-generation flame retardant for the textiles industry. In addition, certain organic derivatives are used as agrochemical products to regulate plant growth and as synthetic intermediates used in critical applications for the pharmaceutical industry.

        The Phosphorus Derivatives business develops water treatment solutions to prevent the formation of scale deposits, corrosion and microbial contamination in a broad variety of industrial applications. In the oil-drilling segment, for example, TOLCIDE, is the only biocide used for drilling wells in the North Sea and the Gulf of Mexico because it is adaptable to their ecosystems. BRICORR, which Rhodia believes is the most effective scale prevention polymer in its category, is also used in this industry.

        In 2001, Rhodia launched the second generation of PROBAN, the flame retardant used in clothing, bed linen and furniture. PROBAN has become the global benchmark in this market segment. Rhodia expects this market to grow because recent U.S. legislation requires the use of fire-retardant fibers in children's sleepwear.

        With its expertise, the Phosphorus Derivatives business has begun marketing advanced phosphorus chemicals research and development services, which range from laboratory development to full-scale commercial production. These services, provided under exclusivity agreements, enable customers to quickly develop new specialty chemical intermediates from phosphorus molecules.

        Food Ingredients.    The Food Ingredients business provides the food industry with three main product lines: phosphates, food cultures and hydrocolloids. Food phosphates are used for leavening baked goods and preserving mixes. Food cultures are used principally for fermenting cheese, yogurt and other dairy products and improving the preservation, flavor and texture of meat and dairy products. Food hydrocolloids (principally guar gum and xanthan gum) are used in ice cream, frozen desserts, convenience foods and a variety of other food products for stabilizing, improving texture and enhancing preservation. The Division also markets vanillin produced by the Fine Organics Division and produces anti-oxidants. The Division also markets co-stabilizers for PVC products.

        In terms of 2002 sales, Rhodia is one of the leading suppliers of food cultures to the dairy industry and a leading manufacturer of food preservation products with its antioxidants, food cultures and phosphate salts. The food additives market is highly fragmented, with a significant portion of worldwide sales made on a regional basis. In recent years, increased demand for safety and product innovation has stimulated the food additives market. The food additives market is also characterized by high entry barriers, primarily due to three factors: the advanced technology involved in manufacturing processes, the importance of experience with food regulatory and safety issues and the need for a worldwide presence to compete effectively.

        Management believes that Rhodia's strong relationships with the major North American and European multinational food groups, which dominate a large number of food product lines, will permit Rhodia to benefit from future growth in demand. Rhodia's customers in both the yogurt and desserts market and the baking market are principally major international manufacturers, while its customers in the dairy market are principally regional manufacturers.

        As innovation is a key factor in meeting food industry expectations, Rhodia operates a laboratory in central Europe dedicated to developing food textures and has intensified its scientific initiatives in the field of probiotic cultures. Rhodia has also identified food safety as a strategic development path, and preparations are underway to introduce targeted solutions for meat and processed food producers in the United States. Rhodia has developed a new-generation of its AVGARD antibacterial poultry treatment process. Marketed worldwide in 2002, the new process will enable poultry plants to reduce their waste effluent—an important advantage for customers in environmentally-sensitive regions. A third strategic priority is geographical expansion. By strengthening its sales and marketing resources and laboratories in Asian markets, the Food Ingredients business expects strong growth in the Asian market where purchasing power is increasing and modern distribution is developing. Its locally-based teams adapt solutions to the specific requirements of the fast growing Chinese and Southeast Asian markets. Alliances with other companies, such as the joint venture with Organo in Japan, also allow Rhodia to better serve its customers.

        Cosmetics and Detergents.    The Cosmetics and Detergents business offers four main product lines: surfactants, hydrocolloids, phosphates and silicates. Sales of surfactants to the consumer products industries consist principally of surfactants tailored specifically to client demands for use in products such as skin care products, cosmetics, shampoos, conditioners and detergents. Hydrocolloids serve as ingredients in cosmetics and as a texturing agent. Phosphates are used for specialty applications in detergents, pharmaceutical products and personal care products. Rhodia also produces sodium silicate, which enhances cleaning qualities in laundry detergents.

        By combining surfactant technologies with other areas of expertise within the Group, the Consumer Specialties Division is developing new solutions for the cosmetics, detergents and industrial markets. In addition, Rhodia's capabilities in hydrodispersible polymers (natural or synthetic), which are critical raw materials for surface treatment technologies, along with its production plants in Europe, North America, South America and Asia, enable Rhodia to offer its customers highly-competitive solutions.

        The Cosmetics and Detergents business serves two principal markets: personal care and detergents. The personal care market is segmented into oral care, hair care, skin care, conditioning and cleansing products. The detergents market is segmented into laundry detergent, dishwashing detergent, household cleaners and institutional and industrial cleaners. The principal purchasers in such markets are generally major international manufacturers of detergents, cosmetics and other personal care products as well as major regional manufacturers. Most of such businesses generally serve markets with non-cyclical demand, and thus their needs for manufacturing ingredients are also generally non-cyclical.

        The Cosmetics and Detergents business operates in markets in which innovation represents a key factor of differentiation and where customers tend to be cross-border organizations seeking partnerships with suppliers to quickly bring to market innovations that offer perceptible benefits to consumers. Rhodia's speed and effectiveness in responding to these concerns—with faster time-to-market cycles and enhanced performance—have helped make it one of the top producers of anti-stain polymers and foaming agents. Rhodia is a major supplier to the world cosmetics industry, marketing a full range of products that combine surfactant, hydrocolloid and polymer technologies. In 2001, it successfully entered the baby-wipe segment with a mild, easy-to-use, surfactant-based product. In the household cleaning product segment, Rhodia delivers innovative solutions designed to enhance the positions of its customers in the highly-competitive detergent market. In 2002, Rhodia launched MIROPOL SURF, a synthetic polymer adapted to treat hard surfaces (ceramics and glass). MIROPOL SURF is absorbed by the treated surface, making it hydrophilic and thereby protecting it from becoming encrusted with dirt and from other damages. In industrial markets, the Cosmetics and Detergents business is well-known for its innovation and production of agrochemical formulation products, metal treatment and oil field products.

Production Facilities

        The Consumer Specialties Division has facilities at 39 sites worldwide. Rhodia's phosphate operations produce phosphoric acid at several production facilities located in the United States and Western Europe, principally through "wet route" production, a process which management believes to be less costly than the "thermal route" production utilized by certain competitors, principally in the United States. Rhodia operates food cultures production facilities in France and the United States, which together serve Rhodia's customers on a worldwide basis. Rhodia's guar gum production is vertically-integrated, with guar gum processing facilities in India supplying sites located near customers in the United States and Europe. Xanthan gum is produced and distributed worldwide from a single site in France. Rhodia produces specialty surfactants principally in Europe and North America and surfactants for detergents principally in North America.

Polyamide Division

Overview

        Polyamide is a high value-added polymer used in a wide variety of applications for its elastic, easy-to-dye, readily recyclable and heat- and abrasion-resistant properties. Rhodia is among the top three world manufacturers of polyamide in terms of 2002 sales.

        The table below sets forth certain financial information for the Polyamide Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(€ millions, except percentages)
Total Division sales(1)	1,559	1,418	1,328
Operating income (loss)	178	32	123
Capital expenditures	105	104	90
Total segment assets	1,312	1,180	1,062
Contribution to Rhodia net sales	21.0%	19.5%	20.1%

(1)
Excluding sales to other Divisions, which amounted to €30 million, €26 million and €25 million in 2000, 2001 and 2002, respectively.

        Estimated at €20.5 billion, the global polyamide market had an average annual growth rate of 3% since 1970. The market is relatively concentrated, with six manufacturers producing 45% of worldwide yarn, fiber and plastics, and 58% of intermediates. This high concentration, which is expected to continue in the years ahead, is sustained by substantial technological and financial barriers to entry.

        Management believes that the integrated production of adiponitrile (ADN) and adipic acid, the two key raw materials for manufacturing polyamide 6.6, represents an important competitive advantage for Rhodia. Rhodia produces ADN through Butachimie, a 50/50 joint venture with DuPont. Butachimie operates an ADN production plant, which management believes is one of the most cost efficient in the world. In 2001, Rhodia and DuPont jointly made a major investment in the Butachimie plant, making it the world's largest producer of polyamide intermediates.

        By sharing research and development capabilities and working closely with other Group businesses, the Polyamide Division creates new custom, adipic acid-based solutions for leading customers. For example, the Polyamide Intermediates business developed an additive for laundry detergents, and the new ADIFOOD product has enabled the food industry to improve the preservation of powder preparations. The resistance properties of polyamide fibers used in the recently-introduced RHOXIMAT Nyl are also finding new applications in construction and public works projects where they are used to reinforce construction materials.

        From the production of raw materials to the recovery of end-of-cycle waste, the Polyamide Division fully embraces Rhodia's commitment to reduce pollutant emissions. A far-reaching research program is exploring ways to recycle by-products from polyamide manufacturing, while a network for recovering polyamide waste is being set up in collaboration with customers.

        In July 2002, Rhodia sold its Kermel subsidiary by means of a management buy out led by Argos Soditic. Kermel produced fire safety and fire fighting equipment. This divestment is consistent with Rhodia's strategy of selling non-core businesses and activities that do not contribute significantly to the Group's development model based on cross-fertilization of technologies.

Technologies

  •
  Textile Yarns are used for pantyhose, lingerie and sports and casual wear.

  •
  Polyamide Intermediates and Polymers are chemical products used to produce polyamide 6.6 plastics and fibers.

  •
  Technical Fibers are used primarily in industrial and domestic carpeting and rugs, as well as non-wovens and flock. Some fibers are used for their resistance to fire.

  •
  Industrial yarns are yarns with very high resistance to deformation, used to make tires, airbags, conveyor belts, sewing threads, ropes and fishing nets.

  •
  Engineering Plastics are used for applications requiring high heat resistance, especially in the automotive and electrical industries, or requiring great strength, as in furniture or sports and leisure equipment.

        The table below sets forth the percentage contributions (unaudited) to the Polyamide Division's net sales by principal technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Textile Yarns(1)	36%	33%	32%
Polyamide Intermediates and Polymers	23	24	26
Technical Fibers and Industrial Yarns(2)	23	25	24
Engineering Plastics	18	18	18

Total	100%	100%	100%

(1)
Including 100% of the textile yarn sales of the Nylstar, Stilon and Ying Long joint ventures.

(2)
Combination of Performance Fibers and Industrial Yarns.

Division Strategy

        The Polyamide Division's strategy is based on cash generation resulting from its investments. It also aims to achieve sustainable growth by developing industrial partnerships in order to share investment and expand operations into Asia and the United States. Management expects Rhodia to become a global producer of polyamide 6 and 6.6, optimizing production capacities in Europe, especially in eastern Europe, by developing polyamide 6 technologies. This is supported by Rhodia's key account management program and by strong innovation and brand policy (MERYL/MERYL SKINLIFE).

        In 2003-2004 management expects to launch a new generation of polymers protected by patents in automotive and fibers markets. Management aims to increase cross-fertilization with other Rhodia businesses in order to enlarge its portfolio of products and services and bring value-added products to its markets.

Products, Markets and Competition

        The table below sets forth, for each of the Polyamide Division's principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Textile Yarns	Lingerie, stockings and pantyhose, Casual and sportswear	MERYL, AMNI	DuPont, Radici
Polyamide Intermediates and Polymers	Engineering plastics, industrial yarns, textile yarns and technical fibers, polyurethane intermediates for shoes, automotive applications, paper, detergents, food, coatings	DIORO, ADIFOOD	Dupont, BASF, Solutia, Asahi
Technical Fibers and Industrial Yarns	Automotive applications, tires, carpeting, furniture, textiles, filtration, silkscreen printing, paper	SYLKHARESSE, NOVAL	DuPont, Acordis, Solutia, Honeywell
Engineering Plastics	Automotive applications, electrical, electronics, industrial goods, consumer goods, sports and recreational products	TECHNYL, TECHNYLSTAR, SNIATAL	DuPont, Solutia, BASF, DSM, Honeywell, Bayer

        Four business units, organized by technology and market, manage the Division's technologies.

        Engineering Plastics.    Rhodia is one of the leading producers in terms of 2002 sales of polyamide 6.6 and 6 and polyamide engineering plastics. Light and ideal for making complex, high-performance parts, polyamide engineering plastics are increasingly replacing steel or aluminum. Used in various markets such as electricity, automotive, electronics, and consumer and industrial goods, polyamide engineering plastics are used in applications facing high temperatures, a corrosive environment, strong mechanical constraints and aesthetic requirements.

        Rhodia sells its polyamide products in specific segments such as under-the-hood applications (engine covers and air intake manifolds), automotive interiors and exteriors, low/high voltage electrical distribution, domestic appliances, connectors for electricity and electronics, machine components, power tools, sporting goods and consumer and industrial goods. Rhodia seeks to meet its customer's product delivery, product development and commercial service needs worldwide. Its eight manufacturing facilities and ten technical centers cover North America, South America, Europe and Asia.

        To sustain growth, Rhodia has focused on high-potential markets where it has become a preferred partner for its customers from design to production through innovative and dedicated solutions. In 2002, Rhodia received a Siemens 2002 Award in recognition of its technological leadership in research and development and product applications in connection with its TECHNYL STAR product.

        Technical Fibers and Industrial Yarns.    Among the principal producers worldwide for high performance technical fibers in 2002, the Technical Fibers business manufactures and sells yarns and fibers that are used in a variety of markets. Rhodia's Technical Fibers business produces staple fibers and BCF (bulk continuous filament) from both polyamide 6.6 and polyamide 6 for contract and residential tufted carpets markets. Rhodia is the worldwide leader in terms of 2002 sales in non-woven polyamide fibers used for paperfelts, abrasives and interlinings, in textile polyamide fibers (blended with wool) used for socks, pullovers and outerwear and in polyamide flock mainly used for upholstery, automotive seats and window insulation. In these products lines, Rhodia is focusing on high value-added technical applications.

        Among the principal producers worldwide in 2002, the Industrial Yarns business manufactures yarns and monofilaments from polyamide that are used in a variety of markets. The principal application is for polyamide tire cord used for truck, tractor, forklift and car tires. Other applications are in conveyor belts, air bags, parachutes, tents, inflatable rafts and sewing threads.

        In terms of 2002 sales, Rhodia is a global leader in high precision monofilament polyamide fibers. The business continued to reconfigure its production base in Western Europe and its facilities in Eastern Europe and Brazil in 2002. Rhodia seeks to consolidate its leadership positions in specialty markets and expand its product line to meet customer requirements more effectively. In Brazil, for example, downstream capacity was added to produce dipped fabrics used as reinforcements by tire manufacturers operating in Brazil such as Pirelli.

        Rhodia's industrial yarns and technical fibers are utilized around the world for their flexibility, durability and strength, for their resistance to heat, moisture and fire, and for their variety of sizes. They are used to manufacture filters for chemical applications, in particular to filter liquids and gases, and for medical applications such as filtering blood.

        Textile Yarns.    Textile yarns from Polyamide 6.6 and Polyamide 6 are produced in Europe and the United States by Nylstar and by Rhodia's subsidiaries in Brazil and China. This business, which is a leader in Europe and number two worldwide in terms of 2002 sales, designs, manufactures and markets high value-added textile yarns that combine performance and comfort and are designed for various clothing markets, such as sports and ready-to-wear apparel, underwear, stockings and pantyhose. The distinguishing feature of Nylstar yarns is that their filaments are extremely fine, giving clothing such unique characteristics as durability, flexibility, texture, resistance to perspiration and ease of use. The quality, inter-fiber weavability and strength of Nylstar yarns have captured the interest of leading fashion designers. Kappa, Sergio Tacchini sportswear and Benetton are working with Nylstar to create new collections that combine performance and comfort.

        These fibers are produced in Europe and the United States by Nylstar, a joint venture with SNIA, and by Rhodia in Brazil and China. MERYL, a microfiber introduced in 1996, is the flagship product and accounts for approximately 50% of Nylstar's sales. Rhodia has taken advantage of the different characteristics of this product, which can be found under several brand names and is used in various applications: as a lightweight, insulating, hollow fiber for ski clothing, or combined with other (e.g. cotton and velvet) fibers to improve texture.

        Nylstar's products offer such multiple benefits as comfort and elegance, intensive wearability and resistance to perspiration, flexibility and resistance. Nylstar introduced MERYL SKINLIFE, which management believes is the first bacteriostatic polyamide fiber that prevents the proliferation of bacteria associated with body odor. The result of a joint project with Kappa, the MERYL microfiber is exceptionally light weight, totally adaptable to heat and moisture and fast-drying. This fiber was used in jerseys worn by Italy's soccer team during the 2002 World Cup.

        Polyamide Intermediates and Polymers.    Rhodia's polyamide intermediates products line includes adiponitrile (ADN) (produced by Butachimie, a 50/50 joint venture with DuPont), hexamethyle diamine (HMDA), adipic acid, nylon salt and polyamide 6.6. A significant portion of polyamide intermediates production is used by the Polyamide Division for the production of downstream products. These intermediates are produced in France, Brazil and South Korea.

        Adipic acid and ADN are the key intermediates in polyamide 6.6 polymers. Rhodia is among the top three producers of adipic acid for non-nylon applications. Traditionally used to make polyamide 6.6 plastics and fibers, ADN-based polymers and intermediates are finding new applications in coatings, plastics additives, perfumes and reinforcing resins. Developments in the Polyamide Intermediates business are closely linked to the Division's downstream businesses, in particular the sales of fibers and engineering plastics. Recently, the business increased capacity at its adipic acid plant in Paulinia, Brazil to meet the requirements of various Rhodia markets in the Americas and, with its joint-venture partner DuPont, nearly doubled capacity (from 300 to 500 kilotons per year) at the Butachimie plant in Chalampé, France.

Production Facilities

        The Polyamide Division has facilities at 17 sites in Europe, Brazil, Asia and North America. Management believes that Rhodia's polyamide intermediate facility in France, operated through a joint venture with DuPont, is one of the lowest cost polyamide 6.6 monomer production facilities in Europe.

Fine Organics Division

Overview

        The Fine Organics Division develops, manufactures and markets advanced intermediates and active ingredients worldwide. Its businesses are focused on expanding market segments and all areas in which its capabilities and the quality of its industrial assets can create significant value for its customers.

        The Fine Organics Division has a portfolio that includes products developed using phenol chemistry and phenol derivatives which have enabled the Division to obtain global leadership positions in terms of 2002 sales for vanillin, analgesics (acetylsalicylic acid, the active ingredient in aspirin and paracetamol), benzenoids for perfumes and building blocks for agrochemicals and pharmaceuticals. Rhodia is number one worldwide in terms of 2002 sales of acetylsalicylic acid (aspirin), diphenols and vanillin, and number two worldwide in terms of 2002 sales of paracetamol. Rhodia develops and produces intermediates and active pharmaceutical ingredients (APIs) for the life sciences industries. The Group is also a leader in the field of fine fluorinated intermediates.

        The table below sets forth certain financial information for the Fine Organics Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(€ millions, except percentages)
Total Division sales(1)	1,060	1,099	1,100
Operating income (loss)	82	(34)	36
Capital expenditures	94	108	62
Total segment assets	1,632	1,657	1,266
Contribution to Rhodia net sales	14.3%	15.1%	16.6%

(1)
Excluding sales to other Divisions, which amounted to €125 million, €120 million and €113 million in 2000, 2001 and 2002, respectively.

        The further integration of Rhodia ChiRex, following the acquisition of ChiRex in September 2000, strengthened the Division's capabilities in pharmaceutical services. Rhodia ChiRex has the capacity to manage processes across the pharmaceutical production cycle, which allows its pharmaceutical customers to focus their skills on research and development and marketing. In addition, the need to shorten time-to-market is leading the pharmaceutical industry to select chemical manufacturers with the highest level of expertise and technology. Rhodia offers an extensive range of solutions to meet all of the critical challenges involved in the production of pharmaceuticals.

        By capitalizing on the Group's portfolio of technologies, the Fine Organics Division is developing new solutions for its customers, for example, by using phosphorus-containing molecules manufactured by the Consumer Specialty Division to produce treatments for osteoporosis, cancer and AIDS in partnership with pharmaceutical companies.

        The Group historically produced phenol to meet its own needs, since a significant number of Fine Organics products are derived from the technology tree that branches out from this raw material. In December 2002, Rhodia divested its hydrochloric acid, soda ash and phenol business activities in Europe, because these businesses are highly commoditised and Rhodia only holds a regional market position. It maintains a dominant position in terms of 2002 sales for the South American market.

        In 2002, the FDA issued only 17 authorizations allowing new chemical products to be marketed. Several new medications expected to be launched in 2002 have been delayed because of additional tests or studies required by the FDA. These delays have had a significant impact on Rhodia, in particular Rhodia ChiRex, as well as other suppliers to the pharmaceutical industry, creating an imbalance between supply and demand. In addition, the increase in the price of petro-chemical raw materials has increased costs for the sector. As a result, in a context of continued weak economic growth, certain fine chemical suppliers, including Rhodia, have restructured their activities.

Technologies

  •
  Synthesis of Intermediates encompasses a wide range of intermediates based on the diphenol tree and derivatives and the salicylate tree, as well as phenol derivatives.

  •
  Fine Synthesis develops building blocks for agrochemistry, pharmaceuticals, energy storage, exclusive agrochemical molecules, including a broad mix of fine fluorinated and nitrated products, life science finished products such as paracetamol or aspirin, perfumery products and vanillin.

  •
  Custom Synthesis includes exclusive research and manufacturing to produce sophisticated, tailor-made molecules for the pharmaceutical and agrochemical industry.

  •
  Phosphates sold by the Fine Organics Division to the pharmaceutical market include dicalcium phosphate manufactured by the Consumer Specialities Division.

        The table below sets forth the percentage contributions (unaudited) to the Fine Organic Division's net sales by technology for the years ended December 31 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Synthesis of Intermediates (including phenol)	58%	58%	53%
Fine Synthesis	32	25	28
Custom Synthesis	8	14	16
Phosphates	2	3	3

Total	100%	100%	100%

Division Strategy

        During the final quarter of 2002, and with operational effect from January 2003, Rhodia reorganized the Fine Organics division into three businesses and changed its name to Rhodia Pharmaceuticals and Agrochemicals. This new organization reflects the need to bring more coherence to Rhodia's market-orientated structure. The three businesses are:

  •
  Rhodia Pharma Solutions, responsible for products and services sold to the pharmaceutical sector;

  •
  Rhodia Perfumery, Performance and Agrochemicals, responsible for interfacing with important end markets and managing the shared industrial assets for the division; and

  •
  Rhodia Intermediates, responsible for managing phenol production in Brazil.

        This business reorganization reflects Rhodia's overall strategic target to better service its end markets by simplifying interface with customers and grouping internal expertise. From this coherent base Rhodia aims to:

  •
  Develop its core technology portfolio to bring a broader understanding and capability to its customers' needs, allowing Rhodia to develop and produce cheaper, high quality products for its clients, and to keep in step with the evolving complexity of the industries Rhodia serves;

  •
  Enhance its competitive positioning by developing and exploiting internal know-how and expertise in areas such as process development to reinforce the cost competitiveness of Rhodia's portfolio of products and services and of its clients' business;

  •
  Further develop its industrial base in China to benefit from a relatively lower cost base for its commodity-type products, as well as to develop access to the growing Asian market; and

  •
  Enhance its marketing and sales competencies to better respond to client needs, and better position its portfolio of products and services within the industries Rhodia serves.

Products, Markets and Competition

        The table below sets forth, for each of the Fine Organics Division's sectors, the principal products, markets, brand names and competitors.

Products/Technology	Markets	Brands	Competitors
Synthesis of Intermediates (including Phenol)	Salicylates, Para-amino-phenol, upstream fibers, diphenols, perfumery, epoxy, polycarbonates, solvents, photography, electronics, agrochemicals, refrigerants		Ineos, Eastman, DSM, Mitsui, Ube
Fine Synthesis	Pharmaceuticals, perfumery, flavoring agents	RHODINE, RHODAPAP, RHODIAFLOR, RHODIANTAL, RHODIAROME, RHONAVIL, RHODIASCENT	Mallinckrodt, Bayer Borregaard, Ube
Custom Synthesis	Agrochemicals, pharmaceuticals		Lonza, DSM, Degussa, Avecia
Calcium phosphates	Pharmaceuticals, consumer health	A-TAB, DI-TAB, TRI-TAB

        Five business units, organized by technology and market, manage the Division's technologies.

        Advanced Intermediates and Active Ingredients.    Rhodia ChiRex provides products and services to the pharmaceutical industry. These activities support pharmaceutical clients during the pre-clinical and clinical development phases, as well as during launch, peak sales and over the product life cycle. Activities in the development phases include the procedures to rapidly create a new active matter, as well as laboratory and pilot project production of quantities necessary for the realization of the clinical trials, and synthesis route development. The manufacturing part of the business includes technical transfer, scale up and industrialization, and determination of the most cost efficient synthesis routes, along the product life cycle. The integration of Rhodia ChiRex allows the Division to enhance its activities in the pre-clinical and clinical phases of the development of new medications in line with the life sciences capabilities. In 2002, the business expanded its customer base both among world-class pharmaceutical companies and among smaller start-ups specialized in the development of new molecules, which are now playing an increasingly important role in the industry.

        The market for specialty chemicals for the pharmaceuticals industry is a global market. Most of the pharmaceuticals industry is based in the United States, while most of the specialty chemicals industry is based in Europe. The presence of Rhodia ChiRex in the United States provides the business easy access to its major market.

        In a market where chiral molecules account for two-thirds of new drugs brought to market, management believes that Rhodia ChiRex's expertise in chiral chemistry provides a competitive advantage for Rhodia. Its processes and technologies are designed to meet the technical challenges associated with most of the major therapeutic domains. Rhodia ChiRex is one of the few companies that offers its customers an integrated approach to their needs, from research and development to contract manufacturing of their new products. Rhodia ChiRex's competitive positioning is increasingly challenged by a number of strong chiral players, as well as the development of complementary multi-synthesis capabilities among its competitors. However, management believes that Rhodia ChiRex's strong technology profile in both new and traditional technologies, as well as its Scientific Advisory Board composed of top scientists provide Rhodia with a sound base to build the technologies of the future.

        Chemistry for Life Science.    Rhodia develops, synthesizes and produces customized molecules. In collaboration with its customers, customized molecules are used in products ranging from intermediates supporting anti-inflammatory and cancer-fighting chemicals for the pharmaceuticals industry to herbicides and fungicides for the agrochemicals industry. As well as performing custom synthesis of advanced intermediates within pharmaceuticals, Rhodia produces customized molecules through a network of production facilities for fluorination, chlorination, nitration, oxidation, hydrogenation and other processing. With expertise in three major technologies—fluorination, chlorination and nitration—the business focuses on manufacturing and marketing building blocks to the pharmaceutical and agrochemical industries.

        Management estimates that the worldwide market for life science chemicals totaled approximately $12–14 billion in sales in 2002. The market has grown more than 5% per year over the past five years, due principally to the trend in the pharmaceuticals and agrochemicals industries toward outsourcing product development and production. Competition in the synthesis of building blocks and intermediates is fragmented, with producers mainly focusing on niche markets demanding individual processes for the production of customized molecules. Management believes that Rhodia's chief competitive advantage is its broad range of chemical processing technologies, including proprietary systems for certain processes such as fluorination and nitration, and its ability to supply consistently high performance products from its global production network. In addition, management believes that Rhodia's integrated project management approach and collaboration with customers allows it to develop molecules more efficiently than competitors.

        Perfumery and Specialties.    The Perfumery and Specialties business develops, synthesizes and produces catechol (used principally as an intermediate for the agrochemicals and pharmaceuticals industries), catechol derivatives (such as vanillin and vanillin derivatives) and hydroquinone (used principally as an antioxidant for developing photographs and X-rays and as a polymerization inhibitor). The Perfumery and Specialties business sells vanillin, under the trademark RHOVANIL, on the open market as well as to Rhodia's Consumer Specialties Division. The diphenol product tree operates in a concentrated competitive environment, with four producers accounting for most of worldwide sales of diphenols and derived perfume ingredients. The top two producers of most diphenol derivatives account for more than half of worldwide sales of each of vanillin, vanillin derivatives, coumarin and benzyl salicylate. In terms of 2002 sales, Rhodia is the world's largest producer of vanillin and vanillin derivatives as well as specialty diphenols such as polymerization inhibitors and antioxidants. The salicylates tree also brings an important breadth to the flavor and fragrances business with such products as methyl salicylate and isoamyl salicylate, where Rhodia holds a leadership position in terms of 2002 sales.

        Rhodia has production facilities on four continents and a sales network that spans the globe. In addition to an established position in Europe and the United States, the business maintains a strong manufacturing base in Brazil and two production sites in China. With a broad presence in the detergents, fine perfumes and cosmetics markets, the business also benefits from growing demand for functional fragrances used in detergents and cosmetics, and serves a wide variety of specialty markets, ranging from photography and tires to electronics.

        Analgesics and Nutritional Supplements.    Rhodia produces salicylic acid and analgesic active ingredients, including acetyl salicylic acid, for the pharmaceuticals and food industries. Pharmaceuticals manufacturers use Rhodia's products to produce retail analgesics. Each of the Division's sites producing analgesic active ingredients has been audited and approved by the U.S. Food and Drug Administration (the "FDA").

        The salicylates and phosphoric and purification business feeds the pharmaceutical market, among others, through the production of bulk aspirin and bulk paracetamol. The bulk actives are marketed to major pharmaceuticals manufacturers worldwide, divided approximately equally between Europe and North America in 2002. The analgesic active ingredients market is concentrated, with Rhodia and Bayer (Germany) accounting for approximately half of worldwide capacity in both salicylic acid and acetyl salicylic acid, and Rhodia and Mallinckrodt (United States) accounting for the majority of worldwide capacity in paracetamol. The Analgesics and Nutritional Supplements business sells both active ingredients, in particular aspirin and paracetamol used in pharmaceutical applications, and additives for nutritional supplements.

        The Analgesics and Nutritional Supplements business has adopted a strategy of long-term contractual relationships with its clients to confront increased competition from producers in China, who benefit from lower production costs. The business derives its competitiveness from the performance of its salicylic acid manufacturing process. Customers may choose from an extended range of exclusive services, with guaranteed quality, formulation capabilities, integration into their supply chain and online ordering. In 2001, the business signed partnership agreements to provide formulation services for two pharmaceutical groups, Roche and PharmaFab. Formulation services consist of manufacturing active ingredients designed to improve the properties and delivery of pharmaceuticals. Rhodia's ability to develop formulation capabilities across the Rhodia group will be a key axis of development for the future, which could reinforce Rhodia's value-added services in a highly price competitive market. Rhodia's objective is to strengthen and develop its relationships through long-term contracts with other large customers in the pharmaceuticals industry and through the addition of such services, enriching Rhodia's offer, and improving its clients' competitive performance. Management believes that competition is based principally on quality and cost, and that Rhodia's principal competitive strengths in this business are high quality, as demonstrated by FDA approval of each of its production facilities and International Organization for Standardization certification of most of its manufacturing operations, and its ability to supply consistently high quality products worldwide from its global manufacturing base.

        Intermediates.    The Division produces principally phenol, acetone and bisphenol A. In 2002, the business sold approximately one third of its phenol production to other businesses of the Fine Organics Division as a raw material for acetyl salicylic acid, paracetamol, diphenols and bisphenol A, and the remainder in the open market as a raw material for phenolic resins. Rhodia sells acetone mainly as a raw material for methyl methacrylate (Plexiglas) and certain chemical solvents. Bisphenol A is sold to producers of epoxy resins and polycarbonate.

        On January 3, 2003, Rhodia announced the sale of its industrial and commercial activities in Europe related to basic chemicals to Bain Capital, a private investment firm. The divestiture of these chemical intermediates, which includes phenol, hydrochloric acid and soda ash, corresponds to Rhodia's strategy to re-align its portfolio and divest activities that are outside Rhodia's core businesses. Long-term contracts have been negotiated in order to maintain the competitive position of the Division, which no longer has an integrated phenol production chain in Europe. The Division has, however, retained its phenol production in Brazil, which remains an important source of raw material for the Group.

        Other.    Outside the core technologies the division also markets calcium phosphates manufactured by the Group. The calcium phosphates sales in the consumer healthcare sector and pharmaceuticals sector represent an important area of growth for the Group. Rhodia has developed calcium phosphates into an important healthcare product aimed at ensuring bone health. Competing with calcium carbonate, the importance of phosphorus in bone health has helped Rhodia to develop a growing position in the nutraceuticals market.

Production Facilities

        The Fine Organics Division has facilities, including small production lines, at 13 sites in France, the United States, Brazil, the United Kingdom, China, Thailand and Germany. The Division's single-purpose facilities have traditionally been designed to apply one of the Division's core processing technologies: chlorination, nitration, fluorination and oxidation. Because one or more of these processing technologies is applied during the production of most agrochemical and pharmaceutical molecules, Rhodia continues to develop and refine these technologies at specialized sites. The Fine Organics Division maintains a large diversified base of reactors and facilities for manufacturing advanced intermediates and active ingredients, which conform to cGMP standards (current Good Manufacturing Practices). These production sites are regularly inspected by the FDA (the "Food and Drug Administration") and the EMEA (the "European Agency for the Evaluation of Medicinal Products"). In recent years, Rhodia has expanded multistep production capacity by the acquisition of ChiRex and expanding capacity at existing facilities which apply multiple processing technologies, allowing the Division to enhance efficiency in the production of complex molecules primarily for the pharmaceuticals and agrochemicals industry. The Division produces phenol in Brazil. Rhodia applies additional processing technologies, such as diazotation, hydrolysis and condensation, at multipurpose facilities, resulting in cost savings and faster synthesis of customized molecules.

Industrial Specialties Division

Overview

        The Industrial Specialties Division develops specialty products based on five key technologies: silicones, silica, specialty latex, aliphatic di-isocyanates (ADI) and oxygenated solvents. These products are used primarily in applications all along the value chain for a diversified range of end-markets: automotive, construction, paints and coatings, tire, paper and textile as well as high-technology industries such as electronics and medical.

        Rhodia holds leadership positions in targeted high value-added market segments. Rhodia is number one or number two worldwide in terms of 2002 sales for moldmaking and paper coating silicones, precipitated silica and polyurethane coating hardeners (ADI polymers). Rhodia is number one in Latin America in terms of 2002 sales for oxygenated solvents.

        The table below sets forth certain financial information for the Industrial Specialties Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(€ millions, except percentages)
Total Division sales(1)	1,211	1,181	1,095
Operating income (loss)	92	58	75
Capital expenditures	62	72	62
Total segment assets	970	904	810
Contribution to Rhodia net sales	16.3%	16.2%	16.5%

(1)
Excluding sales to other Divisions, which amounted to €27 million, €39 million and €34 million in 2000, 2001 and 2002, respectively.

        The Industrial Specialties Division has competency in a broad range of technologies and functions, which Rhodia has combined to develop innovative solutions for its customers. In 2002, the Division launched a significant number of products with high-growth potential. For example, the Division recently introduced a new moisture-resistant water-based paint developed by combining expertise of the silicones and latexes businesses. It also pooled the competencies of the food ingredients, pharmaceutical ingredients and silica businesses to create the nutritional unit, designed to speed-up the development of products to improve the delivery of active ingredients in the human body. Innovations designed with environmental protection in mind are allowing industrial customers to deliver equivalent products that are more environment-friendly, while improving the safety of their manufacturing processes. For example, to enhance safety in the manufacturing process, Nike uses dust-free silicas that are much easier to handle.

  Technologies

  •
  Aliphatic Di-Isocyanates (ADI) polymers are used as hardeners in polyurethane resins. They are UV-resistant and, when added to industrial coatings, improve finish and provide exceptional durability.

  •
  Oxygenated solvents combine high thinning power with low impact on the ozone layer and negligible toxicity.

  •
  Latexes are dispersed polymers consisting of fine particles in water or powder with strong bonding ability. By injecting various complementary technologies into the latex molecule, latex provides functions for a wide range of applications, including primarily paints and adhesives.

  •
  Silicones are polymers with unique functions, including water-repellency, heat-resistance, elasticity, adhesion and sealing without shrinkage, chemical inertness, anti-foaming, lubrication and softening. Their structure allows adhesion of organic molecules, thus combining their functions.

  •
  Silica is the basic element in sand. After processing, precipitated silica is a light-weight, free-flowing product that serves a wide range of functions, such as absorption and hardening.

        The table below sets forth the percentage contribution (unaudited) to the Industrial Specialties Division's net sales by principal technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
PPMC Technologies(1)	48%	47%	44%
Silicones	35	36	36
Silicas	17	17	20

Total	100%	100%	100%

(1)
For the first seven months of 2000, Rhodia consolidated its latex operations for accounting purposes. On August 1, 2000, Rhodia contributed its latex operations to a 50/50 joint venture and has accounted for its interest under the equity method from that date. In June 2002, Rhodia sold its share in this latex joint venture as well as related 100%-owned assets, as a result of which it no longer accounts for its interest in the joint venture under the equity method as from such date.

Division Strategy

        The Division's three core technologies—silicones, silica and aliphatic di-isocyanates—constitute a significant component of sales and operating income for Industrial Specialties. The Division holds a regional leadership position in Latin America for oxygenated solvents and aims to improve, in particular, its position in decorative coatings. Rhodia sold its paper-latex business to the Finnish group Raisio Chemicals in June 2002, pursuant to Rhodia's strategy to divest non-core businesses in order to focus on high value segments, with high potential differentiation.

  •
  The Silicones business aims to increase its market share by increasing Silox upstream monomer capacity, strengthening its marketing and innovation in selected high value niche markets and pursuing further growth in Europe and Asia.

  •
  Rhodia Silica Systems has targeted the reinforcement of its global leadership in a highly competitive market by increasing high value market positions in high dispersibility silica (HDS) Tire, polymer reinforcement (silicones) and nutraceutics and defending current profitable positions.

  •
  Businesses utilizing the aliphatic di-isocyanates technology seek to consolidate their competitive position through the integration of polyamides, developing "non-coatings" businesses and focusing efforts in Asia.

  •
  Businesses utilizing the solvents technology seek to maintain their current regional leadership in Latin America, strengthening market leadership and exporting to zones (such as Europe and Asia) with a good profitability potential.

  •
  The decorative coatings and adhesives business focused, on latex technology, has targeted a strategic business turnaround by reshaping its business model. The business seeks to restore sustainable profitability by leveraging selective high-value segments in decorative paint and construction material markets.

Products, Markets and Competition

        The table below sets forth, for each of the Industrial Specialties Division's principal technology areas, the principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Aliphatic Di- Isocyanates	Industrial paints (OEM, coil, wood), adhesives, leather	TOLONATE, RHODIOCOAT	Bayer, Degussa, BASF
Oxygenated solvents	Paints, leather, adhesives, printing inks, oils and lubricants, agrochemicals, pharmaceuticals	RHODIASOLV, RHODIAECO	Oxiteno, Exxon, BP, Shell, Sol Petroleo, Celanese, Dow
Latexes	Decorative paints, roof tiling, construction materials, adhesives	RHODOPAS, RHOXIMAT	Rohm & Haas, Celanese, ICI, Air Products/ Wacker JVs
Silica	Tire, oral care, nutraceutic (animal feed), polymer reinforcement	ZEOSIL, TIXOSIL, TIXOLEX	Degussa, PPG, Huber
Silicones	Automotive, textile, personal care, health care (dental, consumer goods, implantables), electronics, paper coating, sealing, paints & coatings	RHODORSIL, SILCOLEASE, RHODOTAK, RHODALIS, SILBIONE, CAF	Dow Corning, General Electric, Wacker, Shin-Etsu

        Three business units, organized by market and technology, manage the Division's five technologies.

        Performance Products for Multi-functional Coatings (PPMC).    The PPMC business delivers innovative differentiated solutions for surface beauty and protection. This business serves three strategic markets: industrial coatings (paints and coatings), architectural coatings (paints and coatings) and adhesives.

        Rhodia's latexes product line included styrene butadiene (X-SB) latex used for paper coating, which was sold with the Latexia divestment. The Division still produces vinylic latexes (RHOXIMAT) for construction and adhesives and styrene acrylic latexes (RHODOPAS) for decorative coatings. Rhodia has expanded its range of pure acrylics as part of its shift towards high value products.

        PPMC technologies are also combined with many other Group technologies, such as surfactants, silica, silicones, hydrocolloids, polyamide fibers and specialty phosphates. For example, TOLONATE, the major ADI-based product used for industrial coatings, is produced by processing hexamethyle diamine from the Polyamide Division and phosgene from the Fine Organics Division. TOLONATE is principally used as a binding agent for high quality refinish paints in the automobile industry.

        PPMC's innovations have been achieved through maximum cross-fertilization with other Rhodia technologies, strategic partnerships, "breakthrough" innovations such as Rhodibloc, a proprietary polymer family with an improved range of properties, and tailored solutions for customers. Special emphasis is now being given to new products whose application and use are more environmentally friendly, such as TOLONATE HDT LV2, a low-solvent hardener for automotive paint applications, and Ultragreen (RHODOPAS 2800), a solvent-free water-based paint and the family of oxygenated solvents.

        Silica.    Silica is used for reinforcement in tires, shoe soles, paint and paper. Silica also provides flow-ability and absorption as a carrier of active ingredients for life science applications in animal feed and agrochemical formulations. Rhodia's principal precipitated silica product is highly dispersible "micropearl" silica, a component of green tires. Rhodia also produces dental care grade silica, sold by the Consumer Specialties Division, which provides controlled abrasion and transparency in tooth-paste.

        The global precipitated silica market amounts approximately to €640 million in sales for 2002. Sales for the Silica business have grown over the past five years, especially in specialty silica. Management believes that the business has developed leadership positions in terms of 2002 sales in its main markets.

        In terms of 2002 sales, Rhodia is a worldwide leader for precipitated silica, with approximately one-fourth of the market. Rhodia is the only global player present in all geographical regions supplying global customers. Initially based solely in Europe, Rhodia strengthened its industrial, technical and commercial presence in the Asian silica market in 1996 through the construction of a new production facility in China and the acquisition of its joint venture partner's interest in Kofran in South Korea. The development of the green tire market allowed Rhodia Silica to penetrate the North American market in 1995.

        The tire industry drives Rhodia's major innovations in this business. New innovations in micropearl silica offer significant performance advantages to tire manufacturers, which Rhodia expects will contribute to the growth of this business. The global market for high performance tires amounted to 250 million tires in 2001 and has sustained an average growth rate of over 10% a year.

        Silicones.    Silicones are used in a diversified range of industrial applications for bonding, lubrication, softening, foam control, paper release, demolding and molding. Rhodia Silicones focuses on three major strategic markets: coating resins for the paper and textile markets, performance engineering elastomers for industrial applications and functional specialty fluids for all major markets (personal care, paints and coatings, agricultural and home care).

        The Silicones business operates in both the upstream and downstream silicones production phases, manufacturing a limited number of intermediates and focusing capacity utilization on the production of higher value-added downstream formulated products. Rhodia's Silicone business is mainly concentrated in Europe, where it provides a full range of coating resins, performance elastomers and functional fluids. Rhodia is a specialty high value niche player focused in rubber and other industries markets in North America, and with an emerging position in Asia through business alliances with local players. Rhodia is also an important producer of upstream integrated silicones.

        Rhodia intends to increase its market share by relying on innovation, technical service and cross-fertilization with other technologies. Rhodia enjoys strong market positions in high value segments such as mold-making, coatings for airbag textiles, and paper coatings.

Production Facilities

        The Industrial Specialties Division has facilities at 27 sites worldwide. The Division's Silica business has aligned its industrial presence on a regional basis (in Europe with Collonges (France), in Asia with Inchon (Korea) and Qingdao (China) and in Latin America with Paulinia (Brazil)) ensuring at least one manufacturing facility for each geographic region. The Division's Silicones business has one upstream production unit and more than ten downstream production units in different areas of the world. The PPMC business has a worldwide network aimed at serving both global and multi-regional markets. The paper latex production facilities were sold to Raisio with Rhodia's share in the Rhodia-Raisio joint venture.

Services and Specialties Division

Overview

        The Services and Specialties Division operates its three businesses—Electronics & Catalysis, Rhodia Eco Services and Acetow—in close partnership with the electronics, automotive, refining and chemical industries. The Services and Specialties Division also supplies water companies and cigarette manufacturers. Rhodia is number one in terms of 2002 sales in separated rare earths and a principal provider in sulfuric acid regeneration.

        The table below sets forth certain financial information for the Services and Specialties Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(€ millions, except percentages)
Total Division sales(1)	963	995	939
Operating income (loss)	121	83	95
Capital expenditures	67	63	74
Total segment assets	917	945	774
Contribution to Rhodia net sales	13.0%	13.7%	14.2%

(1)
Excluding sales to other Divisions, which amounted to €21 million, €18 million and €15 million in 2000, 2001 and 2002, respectively.

        The Services and Specialties Division combines its expertise with other Group technologies. Rhodia Eco Services, for example, has enhanced its global lineup of water treatment products and services with KALIPOL, which provides a simple solution for preventing lead corrosion in water pipes by drawing upon Rhodia's phosphate expertise. Moreover, to broaden its capabilities in the water market, Rhodia has undertaken a cross-functional study of water-related issues, working mainly with Specialty Phosphates, Phosphorus Derivatives and Rhodia Eco Services.

        On July 1, 2002, Rhodia sold its interest in Teris, which specializes in hazardous industrial waste processing in Europe and the United States, to SITA, the waste services division of Suez. In accordance with the agreements, Rhodia will continue its industrial partnership agreements currently existing with Teris for a period of at least five years.

Technologies

  •
  Acetate Tow is produced from wood pulp in a two-step process. Cellulose acetate flakes are first made by reacting wood pulp with acetic anhydride and are then dissolved in acetone and spun and curled to produce a cable comprising thousands of fibers. The number and size of the fibers varies according to the desired performance characteristics.

  •
  Eco Services offers products, systems and services to industrial manufacturers for controlling the environmental impact of their activities. Eco Services' main activities are the regeneration of used sulfuric acid and water treatment.

  •
  Rare Earths are natural elements. Their particular molecular structure makes them extremely difficult to separate from one another, but gives them unique physical and chemical properties used in many areas, including catalysis, luminescence, optics, magnetics and electronics.

        The table below sets forth the percentage contributions (unaudited) to the Services and Specialties Division's net sales by technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Acetate Tow	41%	45%	47%
Eco Services	40	39	37
Electronics & Catalysis (formerly Rare Earths)	19	16	16

Total	100%	100%	100%

Division Strategy

        The Services and Specialties Division's strategy is to generate cash and to seek customer proximity.

  •
  Acetow's production units are located in regions with growing consumption levels, such as Western and Eastern Europe;

  •
  Rhodia Eco Services' sulfuric acid regeneration plants serve the requirements of a significant number of North-American refineries; and

  •
  Electronics & Catalysis has two plants in China, providing easy access to raw materials for its manufacturing facilities of high value-added products and has facilities in France and in Japan.

Products, Markets and Competition

        The table below sets forth, for each of the Services and Specialties Division's principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Acetow	Cigarette filters, polyester tow for ink containers	RHODIA FILTER TOW, RHODIA ACETOL, RHODIA WICKTOW	Celanese, Eastman, Acordis, Daicel
Eco Services
Sulfuric acid regeneration	Chemicals, refining, metallurgy, pigments, fertilizer, paper, electronic components	SATCO, REGENT	Grillo, DuPont, Arch Chemicals
Industrial waste treatment	Specialized incineration, waste treatment, soil audit and reclamation, recycling of catalytic converters	ULYSSE, CLARIDIS, LABO PROPRE, CYCLEON	Onyx, Laidlaw, SARP, Trédi, US Waste Services, Dames and Moore
Water treatment	Municipal water	AQUALENC, AQUAPHONE, DESHYDRIX	Sachtleben, Atofina, Kemira
Sludge treatment	Industrial effluents
Membrane filtration systems	Automotive paint applications, biotechnologies, agri-food, textiles, nuclear energy	PLEIADE, KERASEP, CARBOSEP, PERSEP, IRIS	Vivendi Water, Ondeo Pall
Electronics & Catalysis
Products containing oxides and rare earth salts	Luminescence, optics, electronics, catalysis, automotive pollution abatement, chemical catalysis, fuel cells	ACTALYS, OPALINE, CEROX, EOLYS	Manufacturers in China

        Three business units, organized by technology and market, manage the Division's technologies.

        Acetow.    The principal products of the Acetow business are acetate filter tow, the principal raw material for cigarette filters, and cellulose acetate flakes. In terms of capacity, the Acetow business is one of the world's three largest manufacturers in 2002, along with Celanese and Eastman, of acetate tow. Its production process is based on high-performance techniques combined with sophisticated quality control systems. The Acetow business is competitive both in terms of costs and location, with facilities in Germany, Russia and Latin America to support its customers' international expansion.

        The global shift from non-filter to filter cigarettes, which comprised approximately 90% of the cigarettes market in 2002, has increased demand for filters. This substitution, combined with the growing penetration of acetate filter (as opposed to polypropylene filter), has significantly contributed to stimulate market growth. Heightened liability issues arising from stricter regulations continue to prompt cigarette manufacturers to look for ways to mitigate the harmful effects of tobacco. The Acetow business is also developing a new generation of filters to respond to new legislative requirements. Competition in the filter tow market is highly concentrated, with five producers accounting for more than 90% of worldwide production of filter tow in 2002.

        The Group is pursuing expansion opportunities in Eastern Europe and Asia, where cigarette filter demand is climbing rapidly. Growth in these markets is also being led by consumer demand for increasingly diverse products. To serve these markets, the Acetow business strengthened its industrial base by consolidating its production facilities and extending its best manufacturing practices to all four of its other facilities.

        Eco Services.    The Eco Services business offers products, systems and services to industrial manufacturers for controlling the environmental impact of their activities. In terms of 2002 sales, Rhodia is a significant service provider in the regeneration of used sulfuric acid, one of the most frequently employed industrial chemical agents. Rhodia also produces water treatment systems, systems for the treatment of industrial liquid effluents and systems for clean processes, such as ultrafiltration membranes and bio-reactors.

        Rhodia Eco Services leverages various capabilities, from purification to recycling to reuse, in order to develop solutions in sulfuric acid regeneration and water and industrial fluid treatment. Eco Services principally serves industrialized economies. In Europe, the principal customers are in the chemical industry. In North America, the principal customers for sulfuric acid regeneration are oil refiners who use sulfuric acid as a catalyst to manufacture alkylates for lead-free gasoline and are generally under medium- to long-term contracts, providing steady and sustainable growth related to refinery output growth of lead-free gasoline.

        Rhodia serves a large part of the sulfuric acid regeneration market in the United States, through an extensive industrial base. Rhodia also provides the ability to offer end-to-end solutions, from the management of used sulfuric acid at customer facilities to the resale or delivery of the purified product.

        Rhodia Eco Services is repositioning its portfolio of products and services in the European sulfuric acid regeneration market, while improving the competitiveness of its products and services. In 2001 and 2002, several long-term sulfuric acid regeneration contracts were signed with large manufacturers.

        Electronics & Catalysis.    The Electronics & Catalysis business processes and markets products used by high-technology industries for a variety of applications, including: phosphors for televisions, x-ray screens, trichromatic lamps, computers and cellular phones; magnetism for computer disk drives and magnetic resonance imaging machines; batteries for laptop computers and cellular phones; automobile catalytic converters and petroleum and polymerization catalysis; coloration of glass, ceramics and plastics; and optoelectronics and integrated circuits.

        Electronics & Catalysis is one of the main processors worldwide of rare earths in terms of 2002 sales. Its technological expertise in this area is driving the development of performance products meeting exacting quality standards. The business' global presence allows it to provide local services and technical support in the United States, China, Japan and Europe. Its two strategic plants in China facilitate access to raw materials, thus enhancing the competitiveness of its products. Rhodia faces strong price competition, particularly from numerous relatively small producers of rare earths in China, as well as major producers in Japan and North America.

        Electronics & Catalysis' marketing and innovation strategy is based on close partnerships with customers, and early involvement in the product development cycle in order to satisfy their needs. In a number of areas, such as automotive emissions control and industrial gas scrubbing, the business' catalysis expertise and materials help to implement solutions to reduce or diversify consumption, in particular of non-renewable resources, and improve environmental impact (for example, by curbing greenhouse gases). They also support the introduction of alternative power generation solutions for clean energy sources.

Production Facilities

        The Services and Specialties Division has facilities at 18 sites worldwide. Sites are generally located near customer operations principally in Europe and the United States. The Acetow business' major production facility is located in Germany, with additional sites for cellulose acetate flakes in Europe and the United States, and for filter tow in Brazil, Venezuela and Russia. The Electronics & Catalysis

business has a worldwide presence with facilities in France, the United States, Japan and China. Eco Services facilities are located in the United States and Europe.

Insurance

        Rhodia analyzes risks and manages them through a worldwide prevention policy and global insurance programs.

        Rhodia prepares annually a report on internal initiatives and the related results in the areas of industrial safety, workplace hygiene, environmental protection and product traceability. In addition, a global industrial risk prevention/insurance program has been set up with insurers. All manufacturing facilities are inspected using the same methodology and capital expenditure plans are analyzed for the purpose of preparing action plans to improve practices and procedures and to upgrade detection and protection equipment.

        This risk management policy is backed by global insurance programs. To limit insurance premiums and provide strong incentives to implement preventive measures, all insurance programs include high deductibles. Under these programs, the Group absorbs any losses that do not materially affect its earnings and only transfers major losses to the insurance market. No major insurance claims were made in 2002. The following description of Rhodia's insurance programs is only a summary in order to comply with the insurance companies' confidentiality rules and to protect Rhodia's competitive position. Total industrial risk insurance premiums paid by all the companies in the Rhodia Group were approximately €50 million in 2002.

        In addition to the property and casualty program, the Group has taken out Business Interruption insurance—for periods ranging from 12 to 24 months depending on the business—associated not only with fire/explosions but also machine breakdown and natural disasters. The insured values are consistent with the assessment of the related risk, taking into account any knock-on effect on operations that depend on the affected facility or process, either because they are located on the same site or because they are internal customers of the facility. Following a sharp rise in premiums in 2002, the 2003 program has been renewed with higher insured values and a moderate increase in rates.

        The liability insurance program covers both operating and product liability. In 2002, Rhodia continued to benefit from the lower rates negotiated for the 2001/2002 policy. Premium rates for 2003 are significantly higher, due to conditions in the insurance market. The Transport Insurance program covers all goods held by Rhodia, as well as goods in transit or stored temporarily with third parties. The adjustments to the insurance premiums paid by Rhodia reflect current conditions in the industrial risk market in general and the chemicals risk market in particular.

Research and Development

        Specialty chemical makers were originally mere producers of molecules, but over time they have evolved into designers of exclusive solutions. One of the essential growth levers for Rhodia is its ability to respond to its customers' specific needs and to innovate through five centers of expertise: organic synthesis, inorganic synthesis, polymer synthesis, material physics and physical chemistry of dispersed materials.

        Research and development constitutes an important part of Rhodia's activities. The table below sets forth research and development expenses by Division and as a percentage of Division net sales (including sales to other Divisions) for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000		2001		2002
	(€ millions, except percentages, unaudited)
	€	%	€	%	€	%
Consumer Specialties	52	2.4	56	2.6	61	3.3
Polyamide	37	2.3	36	2.5	30	2.2
Fine Organics	31	3.0	23	2.1	25	2.2
Industrial Specialties	58	4.7	51	4.2	52	4.8
Services and Specialties	25	2.5	22	2.2	23	2.5
Polyester	3	—	3	—	2	—
Other	6	—	24	—	25	—

Total(1)	212	2.9	215	3.0	218	3.3

(1)
Total research and development expenses, and total research and development expenses as a percentage of consolidated net sales.

        After reconfiguring its research and development organization in 2000, Rhodia is now focusing on improving research and development productivity by speeding up innovation and shortening time-to-market cycles. Rhodia's research and development structure is based on:

  •
  Cross-fertilization between marketing, research and production teams through Rhodia's five multidisciplinary research and development centers, located in Lyon and Aubervilliers (France), Cranbury, NJ (USA), Paulinia (Brazil) and Shanghai (China) serving the Group's worldwide activities and home to 60% of Rhodia's 1,500 researchers.

  •
  Maintaining proximity with customers through Rhodia's network of more than 30 technical development centers located throughout the world designed to serve customers at a local level.

  •
  Focused cooperation with outside expertise, with 6% of the research and development budget dedicated to cooperation agreements with leading universities and research centers, such as the National Scientific Research Center (CNRS) in France, the University of California at Santa Barbara and Princeton University in the United States, the Université Catholique de Louvain in Belgium, and the Universidade Estadual de Campinas in Brazil.

        Rhodia files over 200 patent applications in an average year, and 14% of its sales come from products that are less than five years old.

Raw Materials

        Rhodia purchases raw materials and chemical intermediates from a large number of third parties, with a centralized purchasing department procuring the entirety of the raw materials needs of each of Rhodia's Divisions. The cost of the main raw materials contracted to €1.4 billion in 2002 from €1.6 billion the year before, led by lower prices for petrochemicals and organic and inorganic chemicals. Lower purchasing volumes and changes in exchange rates also contributed to a lesser extent to the decrease.

        Any significant change in raw material costs can have a significant effect on Rhodia's earnings. Changes in prices of raw materials cannot always be passed on to the customer as higher prices for finished goods, hence profit margins may be affected. Moreover, competitive pressures may drive down selling prices in the wake of lower raw material prices, thereby limiting the potential for improved profits. As a hedge against fluctuations in the prices of raw materials, Rhodia enters into medium- and long-term contracts for the primary materials used in its production. The table below sets forth the principal raw materials purchased by Rhodia from outside sources for its production operations and the principal products for which such materials are used.

Division	Raw Material	Products used for
Consumer Specialties	Elemental phosphorus, phosphoric acid, rock phosphate, ethylene oxide	Phosphate surfactants
Polyamide	Butadiene, cyclohexane, natural gas	Polyamide intermediates
Fine Organics	Benzene, propylene, methanol	Phenol, methyl chloride
Industrial Specialties	Styrene, butadiene, methanol	Latex, silicones
Services and Specialties	Sulfur	Sulfuric acid, carbon disulphide

        Major requirements for key raw materials and energy are typically satisfied pursuant to medium- or long-term contractual agreements with suppliers. Rhodia is not generally dependent on any one supplier for a major part of its raw materials requirements, but certain important raw materials are obtained from a few major suppliers. In general, where Rhodia has limited sources of raw materials, it has developed contingency plans to minimize the effect of any interruption or reduction in supply.

        Temporary shortages of raw materials may occasionally occur and cause temporary price increases. In recent years, such shortages have not resulted in unavailability of raw materials. However, the continuing availability and price of raw materials are subject to unscheduled plant interruptions occurring during periods of high demand, or due to domestic and world market and political conditions, as well as to the direct or indirect effect of European and national regulations. During periods of high demand, certain raw materials are subject to significant price fluctuations, and, in the past, such fluctuations have had an adverse impact on the results of operations of Rhodia. The impact of any future raw material shortages on Rhodia's business as a whole or in specific geographic regions cannot be accurately predicted. Operations and products may, at times, be adversely affected by legislation, shortages or international or domestic events. See also "Item 5. Operating and Financial Review and Prospects".

Sales, Marketing and Distribution

        Rhodia sells its products and services in over 130 countries through decentralized sales, marketing and distribution functions. Such functions are currently carried out pursuant to policies established by the management of each business. Rhodia's products are generally ready in bulk for use in industrial applications or subsequent reformation or incorporation in consumer and business goods. In connection with Rhodia's strategy of increasing accountability of enterprise management, sales, marketing and distribution, which in the past were managed mainly by local subsidiaries responsible for several enterprises, are increasingly being placed under the direct responsibility of the management of individual enterprises. In addition, Rhodia is putting increased emphasis on key account management and new product launching across geographic regions in order to establish global sales, marketing and distribution arrangements for customers operating internationally.

        Sales in all Divisions are generally on a purchase order basis; however, long-term arrangements have been established with certain key customers or when dictated by customer requirements. Such arrangements generally do not extend beyond one year. Rhodia occasionally enters into long-term arrangements for periods ranging from three to five years with customers who consider their purchases to be strategic products or with whom Rhodia has jointly developed customized products.

Health, Safety and Environment

        Rhodia's Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continued improvement. In 2002, Rhodia devoted €168 million to safety and the environment and invested €68 million in installations designed to reduce water and air pollutants as well as waste products. These investments are part of Rhodia's ongoing improvement programs that have been in place for several years. Rhodia has targeted four HSE objectives:

  •
  Environment.    Rhodia has implemented the principals of sustainable development, deploying a number of methods designed to ensure the application of sustainable development practices. Following widespread application and success of these methods in the United States, several such pilot initiatives have been initiated in Europe.

  •
  Workplace Safety.    Members of Rhodia's executive committee and members of the Enterprise Management Committees conduct management safety visits, designed to inform employees about safety issues.

  •
  Industrial Sites.    Rhodia has developed its own system for managing the health and safety of its employees and environmental issues on its sites, which goes beyond ISO 14000 standards, the generally accepted environmental management standard. Rhodia requires that its own system be enforced at all sites, regardless of their size or the nature of their activities, and has audited over the past three years two-thirds of its own sites according to this system. By the end of 2005, Rhodia expects to audit all of its sites with respect to activities conducted at them during the previous three years.

  •
  Products.    Rhodia has implemented a policy designed to ensure that each product design, manufacturing and marketing team operates in consideration of HSE issues.

Environment

        Sustainable development entails the satisfaction of the present generation's needs without jeopardizing the resources for generations to come. Rhodia's objective is to use its technologies, capabilities and innovations to reduce consumption of energy and non-renewable materials. Reducing the consumption of energy and non-renewable materials is one of the guiding principles in a commitment to sustainable development. Rhodia's sustainable development policy entails three key objectives:

  •
  conservation in upstream research and development;

  •
  improvements in the manufacturing process; and

  •
  marketing products made from recycled materials.

        Rhodia's sustainable development objectives strive to safeguard natural resources through innovation while developing synergies among different businesses and leveraging strong partnerships with customers. For example, Eolys has led to the production of a catalyst which enables the filtering of over 90% of soot particles in diesel fuel exhaust. At Rhodia's La Rochelle site in France, suspended solids are recycled to recover rare earth oxides.

        In compliance with the regulations set forth by the European Chemical Industry Council (CEFIC), and in accordance with the French government's commitment to reduce its gas emissions by 30% over the period of 1990-2010, Rhodia has implemented a policy that targets the reduction of the release of greenhouse gases (CO2 and N2O emissions) and tropospheric ozone-generating volatile organic compounds (VOCs). Over €15 million have been invested towards the achievement of these aims. Emissions reduction is a challenge that requires long-term action at all Group sites concerned, in particular regarding VOC emissions and the quantification of releases.

        Rhodia also gives special attention to protecting water resources, particularly by anticipating implementation of the European Water Framework Directive. Over a ten-year period (1990-2000), Rhodia reduced its water pollution by 60% and is now focusing on micro-pollutant releases with pilot projects underway at several sites. In addition, to prevent accident-related pollution, Rhodia's main manufacturing sites have been equipped with release retention basins. In 2000, Rhodia implemented a data reporting procedure based on CEFIC standards. This procedure combines both raw data and indicators based on overall environmental impacts at over 90% of the Group's sites.

Workplace Safety

        With its workforce of 24,523 employees (as of December 31, 2002), approximately 63% of which are outside France, Rhodia is a global enterprise that faces human and social challenges. It meets these challenges in a spirit of sustained improvement, innovation and strict ethics. The Group is committed to a proactive policy of dialogue with employees, career planning on a world scale, and implementation and encouragement of an organization firmly based on strong ethical principles. Rhodia monitors the health and safety of employees and other people on its sites. Its objective in this respect is to evaluate risks associated with each workstation for the past five years. Approximately half of the workforce at Rhodia that management believes is exposed to significant HSE risks has been studied. Rhodia moreover engages in preventive procedures regarding the health of its own employees, persons working at Rhodia sites, and the users of Rhodia products.

        Rhodia remains dedicated to its zero-accident objective. As the establishment of an entirely risk-free industrial environment is nevertheless impossible, it is vital to prepare and train all employees in the Group to respond as effectively as possible in the event of an accident or other crisis. Rhodia's objective is to establish and test emergency plans that are tailored to the risks involved for every business and activity. More than two-thirds of Rhodia's businesses have revised and tested their emergency plans over the past three years. Industrial hygiene correspondents have been appointed to coordinate industrial initiatives and to ensure the execution of risk evaluations at all Group sites. This involves, among other things, identifying chemical, biological, physical and ergonomic hazards, as well as estimating exposure levels and assessing short-, medium-and long-term risks.

        Rhodia seeks to improve its safety record on an ongoing basis. This requires daily individual commitment by all of the Group's employees, especially its managers. Accordingly, members of the Executive Committee inspect Rhodia's sites without prior warning. The results reflect the efforts expended, as the rate of accidents at Rhodia's sites has declined each year. The accident frequency rate, with or without work stoppage, declined 23% in 2002 compared with 2001. The table below sets forth certain information relating to the accident frequency rate for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000	2001	2002
TFI(1)	2.1	2.1	1.6
TF2(2)	5.8	4.8	3.7
TF1EE(3)	6.4	4.0	3.8

(1)
TFI: Accident Frequency Rate resulting in a work stoppage, expressed in terms of number of accidents per million hours worked.

(2)
TF2: Accident Frequency Rate with or without work stoppage, expressed in terms of number of accidents per million hours worked.

(3)
TF1EE: Accident Frequency Rate with or without work stoppage, for companies outside the Rhodia Group but involved in work at Rhodia sites.

        Rhodia currently owns or operates plants, previously owned successively by Stauffer Chemicals and Rhone-Poulenc, where asbestos was used in piping and industrial installations like boilers and furnaces, but not in the production of its products. As a consequence, the Group has received various minor claims relating to alleged asbestos exposure. While it is not possible to determine the ultimate outcome of all claims that may be brought against Rhodia, Rhodia believes that its future risk related to asbestos exposure is limited based on available information and its experience with these claims.

Industrial Sites

        Rhodia has implemented a policy to perform safety reviews tailored to the risks of each production facility, to identify hazards and to assess industrial risks in order to provide appropriate prevention and protective measures. Over the course of the past five years, such safety reviews were performed on more than two-thirds of facilities and sites. Approximately 50 of Rhodia's facilities (15 of which are in France) qualified as "top-tier sites" under the European Union's Seveso Directive (meaning that detailed studies have been carried out to assess the potential dangers).

        In 2002, Rhodia performed an internal audit of 16 of its sites around the world that Rhodia considered as high risk due to their activities and geographic location. The audit, which covered process safety management, safety and prevention, revealed certain potential areas for improvement, which led to the adoption and implementation of action-plans. In 2003, Rhodia's objective is to target issues related to the growing urbanization of the areas around Group facilities, as well as improving communications with employees, through the health and safety committees, and with local communities, through local information and consultation commissions.

        Outside the boundaries of its sites, whether active or closed, Rhodia's policy is to ensure that its industrial operations do not significantly impact people or the environment. One of the objectives of Rhodia's sustainable development commitment is thus to analyze the potential impact of operations at each site. Releases and potential damage are inventoried, measured, and classified, and improvement objectives are defined in conjunction with action and investment plans. Pursuant to Rhodia's policy, this analysis and the defined objectives for each site are to be reviewed at least every five years. Approximately two-thirds of Rhodia's activities have been analyzed in connection with this policy.

Products

        Rhodia's HSE policy also applies to its products, from the design stage to manufacturing and eventual marketing. Rhodia's global product stewardship initiative, already extended in 2000, seeks to effectively manage the entire life cycle of its products (design, manufacturing, distribution, use and end of life) in order to minimize their impact on people and the environment. In practice, this initiative involves creating and updating safety data sheets for all Rhodia products. Based on maximum product information, the stewardship policy raises awareness of all concerned participants. Rhodia has targeted a systematic review of its safety data sheets every three years. In 2002, over three-fourths of these safety data sheets have been reviewed in the past three years.

        In addition, Rhodia has placed focus on transportation safety, from its industrial sites to reception at customer facilities. Globally, Rhodia aims to encourage local initiative involving both transporters and customers to monitor, train and report. Rhodia's commitment covers more than just the products leaving its plants, but also targets the applications in which they are used. Rhodia has introduced a method for analyzing risks associated with product final application conditions based on the risk software. Rhodia expects to continue the implementation of this policy through 2003.

        Rhodia's commitment to sustainable development also involves recycling and reuse of its products, which is conducted in strategic partnerships with its customers. For example, Rhodia supplies Degussa with certain raw materials used in the production of silicones and fumed silica. In partnership with Degussa, Rhodia recovers a by-product of the fumed silica production and recycles it into its own production of methylchlorosilane, a raw material for silicones. This cooperation makes Rhodia's silicones production more competitive.

Intellectual Property

        Rhodia owns a large number of patents that relate to a wide variety of products and processes. Each year, Rhodia files over 200 new patent applications, and is also licensed under a small number of patents owned by others. In addition, Rhodia owns a considerable number of registered trademarks throughout the world, under which it markets its products. Such patents and trademarks in the aggregate are of material importance in Rhodia's operations. In addition to patent protection, Rhodia also relies on its know-how and technical expertise in many of its manufacturing processes for developing and maintaining its market position.

        Although exclusivity can be maintained on a relative basis for certain products following patent expiration through know-how and technical expertise, the expiration of a patent can result in intense competition, including from lower cost producers, and erosion of margins. Prior to and following expiration of the patent for a key product, Rhodia will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used. Management does not believe that the loss of patent protection for any particular product or process would have a material adverse effect on Rhodia's financial condition, results of operations or cash flows.

Government Regulation

        Production and marketing of chemical substances are regulated by domestic and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, Canada and Japan are most significant to Rhodia's business. The most important of these laws include the European Inventory of Existing Chemical Substances, the European List of Notified Chemical Substances, the United States Toxic Substances Control Act Chemical Substances Inventory, the Domestic Substance List of Canada and the Japan Handbook of Existing and New Chemical Substances. Chemicals that are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist. Rhodia personnel work closely with the regulatory agencies of these countries to bring new chemicals and products to market. Rhodia continues to closely follow the promulgation of the European Commission's regulations relating to chemical substances. Although the scope of these future regulations has yet to be determined in detail, the economic and social impact on the European chemical industry is expected to be significant. Within the Chemical Industries Union, Rhodia has participated in a study to measure the impact of the proposed regulations on the French economy, which has recently been made public.

        Rhodia also actively seeks approvals from the FDA for certain specialty chemicals, principally where Rhodia believes that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food and health. In addition, certain chemicals to be used in the manufacture of food and/or drug products are subject to thorough review by Rhodia's staff and, where applicable, the FDA.

Property, Plant and Equipment

        As of December 31, 2002, Rhodia operated 114 production sites worldwide, excluding closed sites and sites operated by joint ventures accounted for under the equity method. The net book value of Rhodia's property, plants and equipment was €2.7 billion as of December 31, 2002, of which €908 million corresponded to assets located in France. Many sites contain two or more facilities operated by different Divisions. Net fixed assets located in France, North America and Latin America accounted for 33.1%, 28.0% and 13.1%, respectively, of Rhodia's net fixed assets base as of December 31, 2002. All of Rhodia's major manufacturing facilities have qualified for ISO 9001 or ISO 9002 certification. Rhodia has also entered into several production arrangements and participates with interests of up to 50% in more than 25 joint ventures accounted for under the equity method.

        The table below sets forth the number of Rhodia's principal production sites, by Division and geographic region, for the year ended December 31, 2002. The sizes of Rhodia's sites vary considerably in terms of employees and production capacity. Of the 114 sites, 16 serve two or more Divisions. These sites are listed in the table under the principal Division utilizing the site. The table excludes facilities operated by joint ventures accounted for under the equity method.

Production Sites

	As of December 31, 2002
	Europe	North America	Latin America	Asia/Pacific	Total
Consumer Specialties	15	13	5	6	39
Polyamide	11	—	3	3	17
Fine Organics	10	1	1	1	13
Industrial Specialties	14	4	1	8	27
Services and Specialties	7	7	1	3	18

Total	57	25	11	21	114

        Utilization of Rhodia's principal facilities may vary with economic and other business conditions. Rhodia's business facilities generally have sufficient capacity for existing needs and expected near-term growth. The acquisition of ChiRex in September 2000 has given Rhodia access to large cGMP capacities to custom-manufacture active ingredients and advanced intermediates for the pharmaceutical industry, thus enabling high future growth in this field. As part of its global productivity review, the management of each Division is reviewing its facilities to identify opportunities for closure or consolidation. Where possible, Rhodia seeks to consolidate production at lower cost sites in order to enhance operating efficiency. Rhodia is strengthening its position in emerging markets, particularly Asia-Pacific, by expanding its facilities in these areas, generally by entering into joint ventures with local producers.

        Many of Rhodia's manufacturing sites have an extended history of industrial use. See "Item 3. Key Information—Risk Factors—Risks Related to Our Business" and "Item 5. Operating and Financial Review and Prospects—Environmental Matters" for a discussion of environmental issues relating to Rhodia.

Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis should be read in conjunction with "Selected Financial Data" and Rhodia's Consolidated Financial Statements and the notes to those statements beginning on page F-1 of this annual report on Form 20-F. The discussion of Rhodia's results of operations includes certain information on a comparable basis, to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations. See "Presentation of Financial and Other Information" for an explanation of the calculation of this information, as well as an explanation of how we calculate the effect of changes in volume and price on our operating results. This discussion contains forward-looking statements that reflect Rhodia's plans, estimates and beliefs. Rhodia's results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report on Form 20-F, including in "Item 3. Key Information—Risk Factors".

Overview of 2002

        In 2002, Rhodia fulfilled the key commitments made at the end of 2001: an improvement in operating income, the generation of positive cash from operations and the successful completion of a significant asset divestiture program. In the absence of an economic recovery, consolidated net sales declined by 9.1% due principally to disposals of non-strategic assets made during the year. On a comparable basis, consolidated net sales declined by 1.5%.

        Operating income rose to €351 million in 2002 from €91 million in 2001. This change in operating income was due principally to changes in restructuring and environmental costs and restructuring-related depreciation and amortization, which amounted to €163 million and €65 million, respectively, in 2001. In 2002, restructuring and environmental costs amounted to €25 million, and restructuring-related depreciation and amortization amounted to €5 million. The improvement in 2002 operating income was also due to lower raw materials costs, which benefited all Divisions. The restructuring program launched in late 2001 was deployed on 19 sites in 2002. Rhodia estimates that the restructuring plans launched in 2000 and 2001, together with early results from its 2002 plan, contributed to reducing production costs and expenses in 2002 by approximately €70 million. However, start-up problems at a Fine Organics plant (which reduced operating income by an estimated €37 million) and sharply higher pension and insurance costs partially offset these improvements.

        Following the restructuring and in line with its commitments, Rhodia cut capital expenditures by €109 million in 2002, primarily by applying stricter selection criteria. Tight control was also maintained over operating working capital (defined as accounts receivable, before the impact of sales of receivables as of year end under its securitization program, plus net inventory, less accounts payable).

        However, free cash flow (defined as net cash provided by operating activities minus additions to property, plant and equipment) contracted to €132 million in 2002 from €193 million in 2001, due principally to a €145 million exceptional contribution to UK and U.S. pension funds paid in 2002, and the lower volume of receivables sold under the securitization program.

        Rhodia sold a large number of non-strategic assets during the year, including:

  •
  Latexia (a commodity latex paper manufacturer) in July.

  •
  Teris (an industrial waste processing company operated in partnership with the Suez Group) in July.

  •
  Kermel (a technical fibers manufacturer) in August.

  •
  Rhodiaster (an 88%-owned Brazilian polyester manufacturer) in October.

  •
  the European base chemicals business (phenol, soda ash and HCl) at the end of December.

        Cash proceeds from these disposals (which were used to reduce financial debt), together with the deconsolidation of indebtedness of the divested companies, amounted to €516 million. The negative impact of these disposals on operating income and net income for the year was €47 million and €24 million, respectively. The difference between the book value on Rhodia's balance sheet of these disposed assets and the total proceeds of the disposals was €38 million. This amount reflects the €109 million loss on the sale of Rhodiaster, due principally to the generally depressed state of the polyester market and the fact that the company operated in Brazil, which is perceived as a high-risk country.

Certain Factors Affecting Rhodia's Financial Condition and Results of Operations

        Certain factors affecting Rhodia's financial condition and results of operations are described below. For further discussion of these and certain other factors, see "—Results of Operations".

Exchange Rate Fluctuations

        Rhodia publishes its Consolidated Financial Statements in euro. Because a substantial portion of its assets, liabilities, sales and earnings are denominated in currencies other than the euro, Rhodia is exposed to fluctuations in the values of these currencies against the euro. These currency fluctuations, especially the fluctuation of the value of the Brazilian real and the U.S. dollar against the euro, have had and may continue to have a material impact on Rhodia's financial condition and results of operations.

        In 2002, variations in currencies, particularly the decline in the value of the U.S. dollar and the Brazilian real relative to the euro, decreased Rhodia's consolidated net sales by approximately 3.9%. Currency fluctuations can also have a significant impact on Rhodia's balance sheet, particularly stockholders' equity, when translating the financial statements of subsidiaries located outside of the euro zone into euros. For example, in 2002 stockholders' equity was reduced by €397 million due to the translation of the financial statements of foreign subsidiaries, related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro.

        An appreciation of the euro compared to the dollar would lessen the euro-value of sales generated in dollar-zone countries, and could lower the competitiveness of products manufactured by Rhodia in Europe against products produced in, or exported from, the United States and other dollar zones. Rhodia expects that this effect would be partially offset by the decreased cost in euro of a significant portion of the Group's raw material and energy purchasing requirements.

        The table below sets forth average exchange rates of the euro with respect to key currencies in 2000, 2001 and 2002.

	Average exchange rates and changes(1)
	2000	% change 1999/2000	2001	% change 2000/2001	2002	% change 2001/2002
U.S. dollar/euro	0.92	(14.0)	0.90	(2.2)	0.95	5.6
Pound sterling/euro	0.61	(7.6)	0.62	1.6	0.63	1.6
Brazilian real/euro	1.69	(12.4)	2.10	24.3	2.78	32.4

(1)
Daily currency prices published by the European Central Bank.

        Rhodia's policy with respect to limiting its exposure to short-term fluctuations in exchange rates is described under "—Quantitative and Qualitative Disclosure about Market Risk." See also Notes 1(b), 1(m), 21 and 23 to the Consolidated Financial Statements.

Cost of Raw Materials

        Rhodia tracks the cost of certain of its key raw materials on a central basis. In 2002, Rhodia's expenses for purchases of these key raw materials were approximately €1.4 billion. Rhodia also had approximately €400 million of costs for energy purchases. Significant variations in the costs of raw materials can affect Rhodia's financial results.

        Rhodia continually tracks the prices of key raw materials through a raw materials index encompassing Rhodia's top 100 strategic raw materials. The strategic raw materials index compares the purchase price of the basket of 100 strategic raw materials for each quarter of 2002 with the average quarterly purchase prices for 2001 (set as a base value of 100) at constant volume and exchange rates. The strategic raw materials index decreased seven points from an average of 100 points for fiscal year 2001 to an average of 93 points for fiscal year 2002. This decrease in raw materials index corresponds principally to decreases in the prices of raw materials linked to crude oil prices. The main raw materials that affected the price index in 2002 were cyclohexane, butadiene, ammonia, caustic soda, caprolactam and natural gas.

        The principal raw materials shown below together represented approximately €950 million in costs.

Acetic acid	Nitric acid	Phosphoric acid MGA	Phosphoric acid PWA
Ammonia	Benzene	Butadiene	Caprolactam
Cumene	Cyclohexane	Glass fiber	Gas (as raw material)
Ethylene oxide	Wood pulp	Rock phosphate	Phenol
Phosphorus	Propylene	Styrene	Caustic soda
Sulfur

        The graphic below sets forth changes in the Rhodia price index with respect to the average price in fiscal year 2001 for the top 100 raw materials for each quarter in fiscal year 2002.

        The index fell to a low in the first quarter and, although it rose in the following periods, it remained below the 2001 average throughout the year. Partly caused by lower oil prices and weak demand, the favorable year-on-year change also reflects the benefits of measures taken by the Group to cut purchasing costs.

        After maintaining an average price above U.S.$21 a barrel during the first quarter of 2002, the average Brent reference price increased to U.S.$27 in the third and fourth quarters of 2002.

        Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects Rhodia's financial statements after a delay of two to three months.

        Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and may, in certain cases, create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, cause prices also to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, Rhodia's major requirements for key raw materials are typically satisfied pursuant to medium- or long-term contracts. See "Item 4. Information About Rhodia—Raw Materials."

Scope of Activities Included in the Consolidated Financial Statements

        During the period covered by the discussion below, Rhodia has pursued a program of focusing on the specialty chemicals business and reducing its activities in commodity chemicals. The principal acquisitions, divestitures and other changes in the scope of activities included in Rhodia's financial statements during the three years ended December 31, 2002, are set forth below.

  2002:

        In line with Rhodia's objective to divest non-strategic businesses, the following businesses were divested in 2002:

  •
  Consumer Specialties. In December 2002, Rhodia sold its Brewing & Enzymes businesses in France and the United Kingdom and completed the transfer of a technology license and production rights of an animal feed product to the U.S. company Genencor.

  •
  Polyamide. In August 2002, Rhodia sold its Kermel subsidiary, which produces meta-aramid technical fibers, by means of a management buy out led by Argos Soditic.

  •
  Fine Organics. In December 2002, Rhodia sold its industrial and commercial activities in Europe related to basic chemicals, which include phenol, soda ash and HCl, to Bain Capital, a private equity firm.

  •
  Services and Specialties. In July 2002, Rhodia sold its interest in Teris, which specializes in hazardous industrial waste processing in Europe and the United States, to Sita, the waste services division of Suez.

  •
  Industrial Specialties. In April 2002, Rhodia sold its polyvinyl and acetate business and acetic acid derivatives activities to Acetex Corporation. In July 2002, Rhodia sold its 50% Latexia joint venture as well as certain paper latex assets not included in the joint venture to the Finnish group Raisio Chemicals.

  •
  Other Businesses. In October 2002, Rhodia sold its entire 88% interest in Rhodiaster to the Italian group Gruppo Mossi & Ghisolfi. Rhodiaster was Rhodia's last remaining business in the polyester sector, from which the Group has withdrawn in all other world markets.

        Net sales of these businesses were €772 million in 2000 and €725 million in 2001. In 2002 net sales of these businesses (taken from January 1, 2002 through their respective dates of sale) were €556 million.

  2001:

  •
  Consumer Specialties. In April 2001, Rhodia sold Albright & Wilson's ("A&W") European surfactants business (research, manufacturing and marketing) to Huntsman International LLC. In June 2001, Rhodia sold the Empicryl lubricant additives businesses to Group Degussa AG. A&W's European surfactants and Empicryl lubricant additives businesses, which were consolidated from April 2, 2000, recorded net sales of €339 million for the period from April 1, 2000 to December 31, 2000.

  2000:

  •
  Consumer Specialties. A&W was consolidated by Rhodia effective April 1, 2000. Following this acquisition, the Group became the world's leading producer of specialty phosphates.

  •
  Fine Organics. ChiRex, a U.S. company specializing in high technology services to the pharmaceutical industry, was integrated into Rhodia's Fine Organics Division during the fourth quarter of 2000, following the friendly takeover bid launched in July of that year. Rhodia contributed to ChiRex its own pharmaceutical-related activities, creating a new entity, Rhodia ChiRex.

Change in Accounting Presentation

        In accordance with Rule No. 99-02, issued by the French accounting authorities (Comité de la Réglementation Comptable), Rhodia has modified its accounting classification under French GAAP with respect to the classification of amortization of goodwill and the classification of income tax provision for affiliated companies. Certain items on Rhodia's consolidated financial statements for the years ended December 31, 2000 and 2001 have therefore been restated to account for the new policy.

        Goodwill.    Under the new policy, Rhodia has reclassified its accounting for the amortization of goodwill. In previous periods amortization of goodwill was included as an operating expense in the item Depreciation and amortization. Under the new policy amortization of goodwill has been reclassified below Operating income in accordance with Rule No. 99-02. Accordingly, the Operating income for 2001 and 2000 reflects a reclassification of €75 million and €32 million, respectively.

        Goodwill and Other intangible assets are now shown separately on Rhodia's balance sheet. Certain intangible assets that were previously recorded as Deferred charges and other assets have been reclassified to Other intangible assets. The amounts reclassified were for an amount of €52 million and €54 million at December 31, 2001 and 2000, respectively.

        Income tax provision for affiliated companies.    Under the new policy, Rhodia has also reclassified its accounting for income tax provisions for affiliated companies. In previous periods, income tax provision for affiliated companies was classified under Income taxes. Under the new accounting policy the income tax provisions for affiliated companies is classified under Equity in earnings/(losses) of affiliated companies. Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 and 2000 reflect a reclassification of €(8) million and €9 million, respectively.

        As a result, the negative equity of affiliated companies previously recorded as a reduction under Investments accounted for by the equity method on the Balance sheet has been reclassified to Other long-term liabilities. The amounts reclassified were for €54 million and €53 million at December 31, 2001 and 2000, respectively.

Restructuring charges and related amortization charges

        Restructuring charges amounted to €30 million in 2002, consisting principally of €25 million of restructuring and environmental costs concerning the Fine Organics Division (with respect to pharmaceutical activities in the United Kingdom) and the Services and Specialties Division (with respect to Eco Services in Europe), as well as productivity plans at various headquarters sites. The additional €5 million relates to amortization charges linked to restructuring measures.

        Restructuring charges and related goodwill amortization charges amounted to €253 million in 2001. These charges include restructuring and environmental costs (€163 million in 2001) and the exceptional write-down of assets linked to restructuring measures, which amounted to €90 million (including €25 million for the accelerated amortization of goodwill).

        Cash payments related to Rhodia's restructuring plans amounted to €84 million in 2000. Cash payments related to Rhodia's restructuring plans amounted to €113 million in 2001, of which €25 million was specifically related to the Company's 2001 plan. Cash payments related to Rhodia's 2001 and 2002 restructuring plans totaled €152 million in 2002.

        Rhodia achieved an aggregate 16.7% reduction in personnel from December 31, 2000 through December 31, 2002. Rhodia estimates that approximately 12.8% of this reduction was due to these restructuring measures.

        The table below sets forth the restructuring and environmental costs recorded in fiscal year 2001 by Division as well as related depreciation and amortization and accelerated goodwill amortization.

	Restructuring and environmental costs	Restructuring- related depreciation and amortization	Restructuring- related accelerated goodwill amortization
	(€ millions)
Consumer Specialties	(19)	(16)	—
Polyamide	(36)	(10)	—
Fine Organics	(49)	(24)	(20)
Industrial Specialties	(12)	(2)	—
Services and Specialties	(20)	(12)	(5)
Other	(27)	(1)	—

Total	(163)	(65)	(25)

        In 2000, restructuring charges amounted to €20 million, consisting of €14 million of provisions for restructuring and environmental costs that included mainly costs for the Polyamide and Fine Organics Divisions' European production units, as well as €6 million in exceptional write downs of assets linked to restructuring efforts.

        For further details on Rhodia's restructuring plans, see Note 17(d) to the Consolidated Financial Statements.

Critical Accounting Estimates

        Rhodia's management continually reviews the accounting estimates used in the preparation of the consolidated financial statements in order to ensure that they are reasonable. Changes in these estimates could require Rhodia to record higher or lower costs, or could favorably or unfavorably impact Rhodia's financial condition and cash flows.

        Rhodia's consolidated financial statements are prepared in accordance with Rule no 99-02 issued by the Comité de la Réglementation Comptable relating to the consolidated financial statements of commercial societies and public companies. Since Rhodia is also listed in the United States, a reconciliation between accounting principles generally accepted in France ("French GAAP") and accounting principles generally accepted in the United States ("U.S. GAAP") is prepared and can be found in Note 29 to the Consolidated Financial Statements.

        The preparation of the consolidated financial statements requires management to make estimates that may affect the reported amount of assets, liabilities, revenues, expenses and the disclosures of contingent assets and liabilities. Management believes that its estimates are reasonable; however, actual amounts could differ from these estimates since even the best estimates routinely require adjustment.

        The following paragraphs review the critical accounting estimates that management considers most important for the understanding of Rhodia's financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

  •
  The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and

  •
  Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on Rhodia's financial condition, results of operations or cash flows.

        Management has reviewed the following critical accounting estimates with its Accounts Committee, and the Accounts Committee has reviewed Rhodia's disclosures relating to critical accounting estimates in this section.

Goodwill impairment tests

        For each reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the reporting unit with the fair value of the reporting unit. The methodology used for the determination of the reporting unit's fair value consists of the development of discounted cash flows, using the following principal assumptions:

  •
  Development by management of medium-term plans for five years;

  •
  Discounting the net cash flows from these plans for each reporting unit based on Rhodia's weighted average cost of capital ("WACC") for each reporting unit, which is 6.5% (net of tax) as of December 31, 2002, and adjusted, if needed, for the risks associated with the reporting unit; and

  •
  Determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

        The fair value determined as of December 31, 2002 for the Rhodia ChiRex reporting unit confirms that the goodwill is recoverable. However, this reporting unit, which experienced operating losses in 2001 and 2002, is still in a development phase. Therefore, its forecasts are characterized by a level of uncertainty that will necessitate regular assessments that the assumptions made in the fourth quarter of 2002, which are summarized below, are realized:

  •
  The cash-flow forecasts reflect operating losses for 2003 and 2004 principally because of the delayed launching of new drugs for which Rhodia ChiRex expects to produce the raw materials. However, Rhodia is still confident that the performance for 2006 and 2007 will approximate its initial strategic plan;

  •
  The discount rate used was 8.5%, which takes into account the higher volatility of the pharmaceutical sector when compared with the specialty chemicals sector in which Rhodia is involved; and

  •
  The assumed long-term growth rate was 5%, as the average perspective for growth of the pharmaceuticals market is 8% to 10% per year, but could fall to 5% to 7% as anticipated for 2003.

        Considering all these above assumptions, the terminal value represents essentially the total fair value of the Rhodia ChiRex reporting unit. If the fair value of the reporting unit as determined above were not to support the net book value of the reporting unit, an impairment of goodwill would be recorded. See Note 4 to the Consolidated Financial Statements.

Other long-lived assets

        Rhodia reviews the book values of other long-lived assets whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying values. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that adjustments to the carrying values of these assets are required then accelerated depreciation of these assets is recorded, and the amount recorded is the difference between the net book value and the discounted future cash flows.

        Assumptions made by Rhodia relating to the future cash flows of these assets are subject to change, which may require adjustments of the carrying values of these assets in future periods.

Deferred tax assets

        During the process of preparing its consolidated financial statements, Rhodia is required to estimate income taxes in each of its operations. This process involves estimating the actual current tax expense together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The likelihood that the deferred tax assets will be recovered from future taxable income is then assessed and, to the extent that recovery is not likely, a valuation allowance is established. If a valuation allowance is established or increased in a period, it must be included as an expense within the income tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance. Rhodia has recorded a valuation allowance, and there are uncertainties regarding the ability to utilize some of these deferred tax assets before they expire. The principal uncertainty relates to the likelihood of future taxable income from the entity which generated the deferred tax asset. The valuation allowance is based on Rhodia's estimates of future taxable income by jurisdiction in which it operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the valuation allowance may need to be adjusted, which could materially impact Rhodia's consolidated financial position and results of operations. As of December 31, 2002, Rhodia recorded deferred tax assets of €347 million (net of €167 million of valuation allowances).

Pensions, retirement and other post-employment obligations

        Rhodia accounts for commitments with respect to pensions, retirement and other post-employment obligations based on projected end-of-career salaries using a number of actuarial assumptions that vary from country to country, including:

  •
  Discount rates (based on current interest rates) ranging from 4% to 6.75%;

  •
  Expected long-term rates of return on invested plan assets (based on historical experience and current and projected market conditions) ranging from 2% to 9%; and

  •
  Rates of increase in compensation levels, which vary from country to country.

        If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, Rhodia's pension, retirement and other post-employment costs would be higher or lower, and its cash flows would be unfavorably or favorably impacted from the funding of these obligations.

Environmental liabilities

        Rhodia recognizes losses and accrues liabilities relating to environmental matters on a case-by-case basis when information indicates that the event of loss is probable and can reasonably be estimated. Management estimates are based on an assessment of many factors, including the amount of remediation costs, the timing and extent of remediation actions required by the applicable governmental authorities, and the amount of Rhodia's liability after considering the liability and financial resources of other potentially responsible parties.

        As of December 31, 2002, Rhodia's accrued reserve for probable future remediation expenses amounted to €146 million. Based on current information, provisions established for environmental matters and amounts Rhodia expects to receive under the environmental indemnity with Aventis, described in "Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis", Rhodia does not believe that environmental compliance and remediation requirements will have a material adverse effect on its business, financial condition or results of operations. Future events, such as changes in existing laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, however, could cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition and results of operations.

        Rhodia's management believes that environmental matters are difficult to assess for numerous reasons, including the discovery of new contamination, discovery of new information and scarcity of reliable information pertaining to certain sites, improvements in technology, changes in the scope, enforcement or interpretation of environmental laws and regulations, numerous possible remedial techniques and solutions, difficulty in assessing the involvement of and the financial capability of other potentially responsible parties and the extended time periods over which remediation occurs. Changes in estimates on which these accruals are based may result in higher or lower costs to Rhodia.

Recent Developments

Consolidated Operating Results for the first quarter of 2003 compared to the first quarter of 2002

Overview

        Rhodia's operating results for the first quarter of 2003 were negatively impacted by the high price of raw materials, particularly petrochemicals, a weakening in demand and the negative impact of the rise in the value of the euro, particularly relative to the U.S. dollar.

        The table below sets forth net sales, depreciation and amortization and operating income for the quarters ended March 31, 2002 and March 31, 2003.

	Quarter ended March 31,
	2002	2003
	(€ millions, unaudited)
Net sales	1,711	1,428
Depreciation and amortization	(119)	(103)
Operating income	79	9

        Rhodia reported operating income of €9 million in the first quarter of 2003 compared to €79 million in the first quarter of 2002, impacted by high raw materials prices, restructuring provisions and an extraordinary expense related to difficulties in re-starting a production unit.

Net Sales

        Net sales declined by 16.5% to €1,428 million in the first quarter of 2003 from €1,711 million in the first quarter of 2002. Changes in the scope of consolidation had a 9.8% negative impact on net sales, while changes in exchange rates had a 10.2% negative impact.

        On a comparable basis (i.e., excluding changes resulting from the scope of consolidation and changes in exchange rates), net sales increased by 4.4% due to a 3.0% increase in sales volumes and a 1.4% increase in average selling prices. All Divisions contributed to the increase in net sales, with the exception of the Pharmaceuticals and Agrochemicals Division.

        The table below sets forth management's estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on Rhodia's consolidated net sales between the first quarter of 2002 and the first quarter of 2003. The method of calculating these estimates is described under "Presentation of Financial and Other Information."

					On a Comparable Basis
	Q1 2002 Historical Net Sales	Scope of Consolidation	Exchange Rates	Q1 2003 Comparable Basis			Q1 2003 Historical Net Sales
					Volume	Price
	(€ millions, except percentages, unaudited)
Net sales	1,711	(9.8)%	(10.2)%	1,368	3.0%	1.4%	1,428

Operating income

        Operating income decreased to €9 million in the first quarter of 2003 from €79 million for the same period in 2002. Operating income in the Consumer Care and Food Division and the Industrial Care and Services Division decreased in the first quarter of 2003 compared to the first quarter of 2002. Operating losses in the Pharmaceuticals and Agrochemicals Division and in the Other Businesses Division increased in the first quarter of 2003 compared to the first quarter of 2002. Operating income in the Automotive, Electronics and Fibers Division, however, increased in the first quarter of 2003 compared to the first quarter of 2002. Operating income in the first quarter of 2003 was negatively impacted by increases in prices of raw materials, restructuring costs and expenses of €8 million related to difficulties in restarting a production unit of the Intermediates business of the Pharmaceuticals and Agrochemicals Division partially offset by a reduction in fixed costs. The strategic raw materials index, discussed above under "Cost of Raw Materials", increased to an average of 102 for the first quarter of 2003 compared to 87 for the first quarter of 2002.

Financial expense—Net

        Financial expense—net declined to €27 million in the first quarter of 2003 from €38 million in the same period for 2002, reflecting a decline in Rhodia's net debt.

Other income/(expense)—Net

        Other income/(expense)—net represented a net expense of €(8) million in the first quarter of 2003 compared to €(16) million for the same period in 2002.

Income taxes

        In the first quarter of 2003, Rhodia recorded a tax charge of €16 million compared to a charge of €8 million for the same period in 2002.

Equity in earnings/(losses) of affiliated companies

        Equity in earnings/(losses) of affiliated companies made a negative contribution of €9 million in the first quarter of 2003 compared with a negative contribution of €8 million for the same period in 2002. Losses attributable to Nylstar amounted to €7 million and €2 million of such losses were attributable to Butachimie.

Amortization of goodwill

        Amortization of goodwill decreased 15.4% to €11 million in the first quarter of 2003 compared to €13 million for the same period in 2002.

Minority interests

        Minority interests amounted to €(1) million in the first quarter of 2003 compared to €(2) million for the same period in 2002.

Net loss

        Rhodia had a net loss of €63 million, or €0.35 per share, in the first quarter of 2003 compared to a loss of €6 million, or €0.03 per share, for the same period in 2002. The average number of shares used to calculate loss per share was 179,309,188 in the first quarter of 2003 and 179,092,589 in the first quarter of 2002.

Consolidated Balance Sheet

Operating Working capital

        Rhodia's operating working capital was €903 million at March 31, 2003 compared to €892 at December 31, 2002. As of March 31, 2003, Rhodia's gross working capital requirement (defined as inventories plus accounts receivable plus other current assets minus accounts payable and other current liabilities) was €572 million.

Consolidated Net debt

        Consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, minus cash and cash equivalents and marketable securities) increased €167 million to €2,300 million at March 31, 2003 from €2,133 million at year-end 2002. The increase is mainly attributable to increased working capital requirements partially offset by positive operating cash flow. Cash originating from the securitization program was €481 million as of March 31, 2003 compared to €531 million as of December 31, 2002, contributing to a €50 million increase in working capital requirements.

Other long-term liabilities

        Long-term contingency reserves amounted to €1,225 million at March 31, 2003 compared to €1,233 million at December 31, 2002. Reserves at March 31, 2003 consisted mainly of reserves for pension and retirement costs of €805 million and deferred income taxes of €210 million. Other long-term liabilities amounted to €210 million.

Stockholders' equity and minority interests

        Stockholders' equity including minority interests was €1,724 million at March 31, 2003, a decrease of €134 million compared to €1,858 million at December 31, 2002. The decline primarily corresponds to recognition of the net loss for the first quarter of 2003 of €63 million and negative translations adjustments of €72 million (due principally to the devaluation of the U.S. dollar).

Private Placement of High Yield Notes

        On May 28, 2003, Rhodia issued the equivalent of €1,000,000,000 in notes through a private placement. The issuance consisted of $200,000,000 aggregate principal amount of 7.625% senior notes due 2010, €200,000,000 aggregate principal amount of 8.000% senior notes due 2010, $385,000,000 aggregate principal amount of 8.875% senior subordinated notes due 2011 and €300,000,000 aggregate principal amount of 9.250% senior subordinated notes due 2011. For additional information on the risks relating to the issuance of high yield notes see "Item 3. Key Information—Risk Factors."

Divestiture of Polyurethane Flame Retardants Business

        On June 17, 2003, Rhodia announced that it had signed a binding agreement with Albemarle Corporation pursuant to which Albemarle Corporation will acquire Rhodia's phosphorus-based polyurethane flame retardants business. As part of the transaction, Albemarle is acquiring Rhodia's associated production site in Avonmouth in the United Kingdom. The transaction is subject to regulatory approvals.

Nylstar Restructuring Plan

        Faced with on-going difficulties in the worldwide textile market, Nylstar, Rhodia's 50/50 joint venture with SNIA, shall be implementing a restructuring plan for 2003 aimed at reducing its manufacturing and production capacity at its plants located in Germany and Italy.

Butachimie

        In connection with DuPont's announcement that it intends to spin off its polyamides business, Rhodia and DuPont have commenced discussions on the future status of their partnership in the Butachimie 50/50 joint venture.

Results of Operations

Consolidated Operating Results for 2000, 2001 and 2002

        The table below sets forth an analysis of operating income for the fiscal years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000(1)	2001(1)	2002
	(€ millions)
Net sales	7,419	7,279	6,617
Production costs and expenses	(5,053)	(5,166)	(4,489)
Administrative and selling expenses	(1,138)	(1,120)	(1,104)
Research and development expenses	(194)	(197)	(201)
Restructuring and environmental costs	(14)	(163)	(25)
Depreciation of property, plant and equipment	(450)	(500)	(409)
Amortization of intangible assets	(42)	(42)	(38)

Operating income	528	91	351

(1)
As discussed above under "Change in Accounting Presentation" results for 2000 and 2001 have been restated to reclassify amortization of goodwill as a non-operating expense.

Consolidated Operating Results for 2001 and 2002

Net Sales

        The table below sets forth management's estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on Rhodia's consolidated net sales by Division between 2001 and 2002. The method of calculating these estimates is described under "Presentation of Financial and Other Information."

					On a comparable basis
	2001 Historical Net Sales	Scope of Consolidation	Exchange Rates	2001 Comparable basis			2002 Historical Net Sales
					Volume	Price
	(€ millions, except percentages)
Consumer Specialties(1)	2,163	(5.6)%	(3.5)%	1,965	(3.0)%	(1.4)%	1,878
Polyamide(1)	1,444	(0.4)	(3.7)	1,385	1.7	(3.9)	1,353
Fine Organics(1)	1,219	0.5	(4.7)	1,168	3.7	0.2	1,213
Industrial Specialties(1)	1,220	(4.9)	(4.8)	1,101	2.1	0.4	1,129
Services and Specialties(1)	1,013	(1.2)	(3.6)	964	2.3	(3.4)	954
Other(2)	220	—	—	—	—	—	90

Net sales	7,279	(3.8)%	(3.9)%	6,718	0.9%	(2.4)%	6,617

(1)
Before elimination of interdivision revenues.

(2)
Includes elimination of interdivision revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. See Note 24 to the Consolidated Financial Statements.

        The tables below set forth the consolidated net sales and contribution by Division and contribution to net sales by geographic region for the fiscal years ended December 31, 2001 and 2002.

	Year ended December 31,
Consolidated Net Sales and Contribution by Division
	2001	2002
	(€ millions, except percentages)
Net sales	7,279	6,617
Contribution by Division:
Consumer Specialties	30%	29%
Polyamide	19	20
Fine Organics	15	18
Industrial Specialties	16	17
Services and Specialties	14	14
Other(1)	6	2

Total	100%	100%

(1)
Includes other businesses, commercial resales on behalf of non-Group companies and interdivision revenues.

	Year ended December 31,
Contribution to Net Sales by Geographic Region(1)
	2001	2002
Europe	49%	49%
North America	22	22
Latin America	16	15
Asia/Pacific/Africa	13	14

Total	100%	100%

(1)
By destination.

        Net sales declined by 9.1% to €6,617 million in 2002 from €7,279 million the previous year. Changes in the scope of consolidation and changes in exchange rates accounted for the bulk of the decline. Changes in the scope of consolidation, corresponding essentially to the divestment of non-strategic assets in 2001 and 2002, had a 3.8% negative impact on sales. The main changes, in declining order of importance, were:

  •
  In 2002, the divestment of Rhodiaster, Latexia, Teris and Kermel and the consolidation of the Hengchang phosphorus derivatives business in China.

  •
  In 2001, the divestment of Albright & Wilson's surfactants business, the Empicryl business and the Metal Organics business.

        Changes in exchange rates had a net negative impact of 3.9% on consolidated net sales, including 1.6% related to the U.S. dollar and 1.9% related to the Brazilian real.

        On a comparable basis (i.e. excluding changes resulting from the scope of consolidation and changes in exchange rates), net sales declined 1.5% for the year. Lower average selling prices had a 2.4% negative impact. Polyamide prices were weakened by the continued depressed state of the textile market. In Services and Specialties, Eco Services prices in the United States are linked to gas prices, which declined in 2002. Volume growth boosted net sales by 0.9%. All Divisions reported higher volumes, with the exception of Consumer Specialties, which focused on building sales of higher margin products.

Consumer Specialties

        Consumer Specialties net sales decreased by 13.2% to €1,878 million in 2002 from €2,163 million in 2001. Changes in the scope of consolidation, including principally the divestment in 2001 of Albright & Wilson European surfactants business and the Empicryl lubricant additives businesses and the consolidation in 2002 of new businesses in China, had a 5.6% negative impact. Changes in exchange rates had a negative impact of 3.5%. All of the Division's businesses were adversely affected by the weaker U.S. dollar, which reduced their net sales in the same proportions.

        On a comparable basis, net sales declined 4.4%, including 3.0% attributable to lower volumes and 1.4% due to lower average prices. Phosphorus Derivatives volumes rose sharply during the year, especially in Asia. Volumes declined, however, across all other Consumer Specialties businesses, due principally to their increased focus on selling higher margin products. This was the case, in particular, for the Cosmetics & Detergents business.

Polyamide

        Polyamide net sales declined by 6.3% to €1,353 million in 2002 from €1,444 million in 2001. Changes in exchange rates (mainly the decrease in the value of the Brazilian real) accounted for 3.7% of the decline, while changes in scope of consolidation (corresponding to the August 2002 divestiture of Kermel) had a 0.4% negative impact.

        On a comparable basis, net sales decreased by 2.2%, reflecting a 1.7% positive impact of higher volumes and a 3.9% negative impact of lower average prices, due principally to increased competitive pressure in a depressed market. The Division's net sales started to improve in the second quarter, led by the action plans launched in late 2001. Sales and marketing initiatives contributed to an increase in volumes, especially for engineering plastics and polyamide intermediates, despite a persistently difficult business environment. In particular, the absence of any improvement in the textile market weakened intermediates sales by the Division's Brazilian subsidiary. However, higher volumes in other end markets permitted the Division to use the additional capacity of the recent extension of Butachimie's production facility.

Fine Organics

        Fine Organics net sales remained relatively stable at €1,213 million in 2002, compared to €1,219 million in 2001. The consolidation of Ruohai in China had a 0.5% positive impact while changes in exchange rates had a negative impact of 4.7%. All businesses were affected by unfavorable exchange rates to varying degrees, depending on their relative exposure to the U.S. dollar (Rhodia ChiRex, Pharmaceutical Ingredients, Perfumes & Specialties) or the U.S. dollar and the Brazilian real (Intermediates). For the Life Sciences business, the effect of the weaker U.S. dollar was offset by a favorable currency effect on transactions in pound sterling.

        On a comparable basis, net sales increased 3.9%, including 3.7% attributable to higher volumes and 0.2% attributable to higher prices. Pharmaceutical Ingredients and Perfumes & Specialties experienced a fall-off in volumes caused by increased competition, especially in the United States. By contrast, Rhodia ChiRex, Life Sciences and Intermediates all enjoyed higher volumes for the year. Average Fine Organics prices declined slightly, but prices trended upwards in Intermediates and Perfumes & Specialties. In the case of phenol-based intermediates, the increase had no impact on margins because prices are indexed to phenol prices.

Industrial Specialties

        Industrial Specialties net sales declined by 7.5% to €1,129 million in 2002 from €1,220 million in 2001. Changes in exchange rates had a 4.8% negative impact, due principally to the weaker Brazilian real and U.S. dollar, while changes in scope of consolidation—corresponding to the 2001 divestment of the Metal Organics business and the 2002 divestment of the Commodity Latex business—had a negative impact of 4.9%.

        On a comparable basis, net sales increased 2.5%, including a 2.1% increase attributable to higher volumes and a 0.4% rise attributable to higher average prices. With the exception of Silicones, all of the Division's businesses increased their sales volumes. Average prices rose in the Silicones and Silicas businesses, but were slightly down in the Paint, Paper & Building Materials business.

Services and Specialties

        Services and Specialties net sales declined by 5.8% to €954 million from €1,013 million in 2001. Changes in exchange rates—principally the U.S. dollar and the Brazilian real—had a 3.6% negative impact. Higher volumes had a 2.3% positive impact, and lower average prices had a negative impact of 3.4%. Changes in scope of consolidation mainly concerned the Eco Services business. All of the Division's businesses were affected by the unfavorable currency effect in roughly the same proportions.

        Acetow sales declined to €447 million from €455 million in 2001. Sales increased 2.6% on a comparable basis, due principally to growth in Russia, China and Brazil.

        Eco Services sales decreased by 9.6% to €358 million from €396 million in 2001. The 3.9% decline on a comparable basis mainly concerned the sulfuric acid regeneration business in the United States and was due to the fact that under the terms of this business's long-term contracts, reductions in raw material costs are automatically passed on to customers. A restructuring plan was launched at the end of 2002 to restore the competitiveness of European operations.

        After a difficult year in 2001, Electronics & Catalysis continued to suffer the effects of severely depressed demand in the electronics market. Sales declined by 8.0% to €149 million from €162 million in 2001. On a comparable basis, the decline was 4.3%.

Other

        "Other" includes sales by Rhodia's other businesses, including principally Rhodiaster, commercial resales made on behalf of non-Group companies and elimination of interdivision revenues. Net sales by Rhodia's other businesses decreased 34.4% to €284 million in 2002 from €433 million in 2001. For the nine months ended September 30, 2002, Rhodiaster recorded sales of €227 million. Rhodiaster was deconsolidated as of October 1, 2002.

Operating expenses

        The table below sets forth management's estimates of the effect of changes in the scope of consolidation and exchange rates on Rhodia's production costs, administrative and selling expenses and research and development expenses between 2001 and 2002. The method of calculating these estimates is described under "Presentation of Financial and Other Information".

	2001 Historical Expenses	Scope of Consolidation	Exchange Rates	2001 Comparable Basis	2002 Historical Expenses
	(€ millions, except percentages)
Production costs and expenses	5,166	(4.0)%	(3.9)%	4,757	4,489
Administrative and selling expenses	1,120	(2.1)%	(3.0)%	1,062	1,104
Research and development expenses	197	(1.0)%	(2.0)%	191	201

        The table below sets forth financial data relating to Rhodia's operating expenses for fiscal years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001	2002
	(€ millions)
Production costs and expenses	5,166	4,489
Administrative and selling expenses	1,120	1,104
Research and development expenses	197	201
Depreciation and amortization	542	447
Restructuring and environmental costs	163	25

Operating expenses	7,188	6,266

Production costs and expenses

        Production costs declined 13.1% to €4,489 million in 2002, compared with €5,166 million in 2001. On a comparable basis, production costs declined by 5.8%. The decline in raw material costs was responsible for an estimated €166 million of this reduction, and the restructuring programs described above also had a significant impact. This decline was partially offset by an estimated €37 million increase in production costs relating to the start-up of a new installation in the Fine Organics Division.

Administrative and selling expenses

        Administrative and selling expenses declined slightly by 1.4%, from €1,120 million in 2001 to €1,104 million in 2002. On a comparable basis, administrative and selling expenses increased by 4.0%. Estimated savings generated by the Jump program for reducing fixed costs and the World Class Manufacturing program (the "WCM program") for optimizing production capacity both of which were launched in 1998 were offset by inflation and costs incurred by the Commercial Excellence and e-Business programs.

Research and development expenses

        Research and development expenses remained relatively stable at €218 million (3.3% of net sales in 2002), compared with €215 million in 2001 (3.0% of net sales). Excluding amortization, research and development expenses increased 2.0% from €197 million in 2001 to €201 million in 2002. On a comparable basis, research and development expenses increased by 5.2%.

Depreciation and amortization

        Depreciation and amortization decreased by 17.5% to €447 million in 2002 from €542 million in 2001. This decline was due in part to the decline in depreciation and amortization relating to restructuring, which declined from €65 million in 2001 to €5 million in 2002.

Restructuring and environmental costs

        Restructuring and environmental costs decreased from €163 million in 2001 to €25 million in 2002, principally due to the effect of Rhodia's restructuring program begun in late 2001. The €25 million in restructuring and environmental costs for 2002 principally concerned the Fine Organics Division (with respect to restructuring Rhodia Chirex's pharmaceutical activities in the United Kingdom) and the Services and Specialties Division (with respect to Eco Services in Europe).

Operating income

        Operating income rose to €351 million in 2002 from €91 million in 2001. 2001 operating income was reduced by €163 million of restructuring and environmental costs and €65 million of restructuring-related depreciation and amortization. All Divisions contributed to the improvement of operating income, including lower costs recorded in "Other". Polyamide, Consumer Specialties and Fine Organics were the biggest contributors to the improvement. In addition, each Division also benefited from lower restructuring-related depreciation and amortization.

Consumer Specialties

        Consumer Specialties operating income increased 93.8% to €126 million in 2002 from €65 million in 2001. Operating margin (operating income as a percentage of sales) increased from 3.0% in 2001 to 6.7% in 2002. In 2001, the Division's operating income was reduced by €19 million of restructuring and environmental costs and €15 million of restructuring-related depreciation and amortization. The increase primarily reflected the benefits of the restructuring launched at the end of 2001 in the Specialty Phosphates business, as well as the good manufacturing and sales performance of the Phosphorus Derivatives business. Cosmetics & Detergents operating income remained stable due to innovation-driven improvements in product offerings. The Food business experienced start-up problems at a new plant in Europe and tougher competition in the United States.

Polyamide

        Polyamide operating income increased steadily from one quarter to the next, reaching €123 million in 2002 versus €32 million in 2001. Operating margin increased from 2.2% in 2001 to 9.1% in 2002. In 2001, the Division's operating income was reduced by €36 million of restructuring and environmental costs and €10 million of restructuring-related depreciation and amortization and approximately €26 million in exceptional costs related to the extension of Butachimie's production capacity. The increase of operating income also resulted from the success of indexed contracts on raw materials and cost-cutting initiatives. The restructuring programs launched at the end of 2001, involving the closure of five plants or production shops, resulted in a reduction in fixed costs in 2002, in line with expectations.

Fine Organics

        Fine Organics operating income increased to €36 million in 2002 from a loss of €34 million in 2001. Operating margin increased from (2.8)% in 2001 to 3.0% in 2002. In 2001, the Division's operating income was reduced by €49 million of restructuring and environmental costs and €24 million of restructuring-related depreciation and amortization. The increase reflected higher volumes at Rhodia ChiRex, as well as in Life Sciences and Intermediates, coupled with lower raw materials costs. A restructuring plan was undertaken at Rhodia ChiRex UK in the fourth quarter, ahead of the market slowdown expected in 2003. The profitability of the Pharmaceutical Ingredients and Perfumes & Specialties businesses improved following the restructuring carried out in 2001 in France and the United States. The benefits of these measures were partly offset, however, by the effects of volume erosion experienced in increasingly competitive markets.

        Since early 2002, Intermediates operating income was weakened by the €37 million in additional costs generated by start-up problems at a plant operated on behalf of another company. Several adjustments were made to the plant in the first half of 2002, while in the second half of 2002 more far-reaching process changes were made. The plant was closed in November and December 2002 to allow the adjustment work to be carried out, paving the way for production to reach expected levels in the first half of 2003.

Industrial Specialties

        Industrial Specialties operating income rose 29.3% to €75 million in 2002 from €58 million in 2001. Operating margin increased from 4.8% in 2001 to 6.6% in 2002. In 2001, the Division's operating income was reduced by €12 million of restructuring and environmental costs and €2 million of restructuring-related depreciation and amortization. Paint, Paper & Construction Materials operating income was lifted by increased sales in its core paint and coating markets. Profitability of the Silicas business improved, thanks to higher sales volumes in the strategic tire and nutraceuticals markets. The Silicones business was weak in the second half, while its profitability was also adversely affected by the closure of one of the main plants for debottlenecking.

Services and Specialties

        Operating income for the Services and Specialties Division increased 14.5% to €95 million in 2002, compared with €83 million in 2001. Operating margin increased from 8.2% in 2001 to 10.0% in 2002. Restructuring charges amounted to €9 million in 2002 versus €20 million in 2001, including a €12 million charge for depreciation and amortization. Acetow's good performance offset the impact of the difficulties faced by the other businesses.

Other

        Operating loss of Rhodia's other businesses improved from a loss of €113 million in 2001 to a loss of €104 million in 2002. Rhodiaster was sold in the latter part of 2002 and therefore contributed to consolidated earnings only for the first nine months of the year. Rhodiaster's contribution to operating income for the period amounted to €19 million, representing 8.2% of Rhodiaster's sales for the period compared with 16.0% for the full twelve months of 2001. The lower margin reflects the gradual deterioration of the South American polyester market during the course of the year. The costs of corporate functions continued to decline in 2002, and ended the year at nearly €116 million.

Financial expense—Net

        Financial expense—net was sharply reduced to €123 million in 2002 from €186 million in 2001, reflecting the combined benefits of lower interest rates and a decline in average net debt. Financial expense-net represented 5.2% of average net debt for the year versus 5.8% in 2001. Average net debt is calculated using the net debt at the end of each quarter. In addition, the reduction of capital expenditure led to a corresponding decline in related capitalized interest. Capitalized interest is interest paid on indebtedness incurred to finance capital expenditures. The interest is capitalized and then amortized over the useful life of the asset financed.

Other income/(expense)—Net

        Other income/(expense)—net represented a net expense of €72 million in 2002, versus €108 million in 2001. This decline was due principally to the decrease in gains from asset disposals. Asset disposals generated a net loss of €34 million in 2002, including €38 million from the main divestments described under "Scope of Activities Included in the Consolidated Financial Statements". With the exception of Rhodiaster, all of the businesses divested during the year were sold at a profit, but these gains were not sufficient to offset the €109 million loss before tax on the sale of Rhodiaster. The year-on-year improvement, which is analyzed in Note 21 to the consolidated financial statements, mainly reflects the fact that the 2001 amount includes two items totaling €50 million, the first related to the closing of a site in Brazil and the second related to an arbitration proceeding in China. In addition, a net gain on foreign currency of €14 million was recorded in 2002 as opposed to a net loss on foreign currency of €7 million the previous year. In 2001, asset disposals yielded a net gain of €15 million.

Income taxes

        In 2002, the Group recorded a tax charge of €66 million compared to an €86 million benefit in 2001 after reclassifying the tax benefit arising on the Group's equity in the losses of affiliated companies, which amounted to nearly €8 million that year. The Group's effective tax rate was 42.3%. The effective rate was higher than the statutory tax rate in France of 33.3% due principally to the fact that certain capital losses resulting from divestitures were not recognized for tax deduction purposes.

        In 2001, a deferred tax asset was recorded in respect of tax losses generated during the year. This led to recognition of a total tax benefit of €86 million, excluding the tax benefit arising on the losses of affiliated companies.

Equity in earnings/(losses) of affiliated companies

        Equity affiliates made a negative contribution of €38 million in 2002 compared with a negative contribution of €16 million the previous year. The sharp deterioration stemmed from the ongoing crisis in the textile market, which caused the losses from Nylstar (a textile yarns joint venture with SNIA) to worsen by €42 million.

Amortization of goodwill

        Amortization of goodwill decreased 37% to €47 million in 2002, compared with €75 million in 2001. In 2001, this item included accelerated amortization in the amount of €25 million.

Minority interests

        Minority interests amounted to €(9) million in 2002, compared to €(5) million in 2001. The increase in minority interests was largely due to the profits generated by Rhodia Heng-Chang, which has been consolidated globally since January 2002 and held by Rhodia at 70%.

Net loss

        Rhodia ended the year with a net loss of €4 million, or €0.02 per share, versus a loss of €213 million, or €1.19 per share, in 2001. The average number of shares used to calculate loss per share was 178,765,518 in 2002 and 179,103,640 in 2001.

Consolidated Operating Results for 2000 and 2001

Net Sales

        The table below sets forth management's estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on Rhodia's consolidated net sales by division between 2000 and 2001. The method of calculating these estimates is described under "Presentation of Financial and Other Information".

					On a comparable basis
	2000 Historical Net Sales	Scope of Consolidation	Exchange Rates	2000 Comparable basis			2001 Historical Net Sales
					Volume	Price
	(€ millions, except percentages)
Consumer Specialties(1)	2,192	(1.0)%	0.8%	2,188	(1.7)%	0.6%	2,164
Polyamide(1)	1,589	(0.3)	(4.1)	1,520	(6.5)	1.5	1,444
Fine Organics(1)	1,185	7.5	(2.2)	1,248	(1.9)	(0.4)	1,219
Industrial Specialties(1)	1,239	0.0	(3.5)	1,195	0.9	1.2	1,220
Services and Specialties(1)	984	0.7	(0.6)	985	(4.3)	7.1	1,013
Other(2)	230	10.4	7.0	271	(19.9)	0.7	219

Net sales	7,419	1.2	(1.3)	7,407	(3.3)	1.6	7,279

(1)
Before elimination of interdivision revenues.

(2)
Includes elimination of interdivision revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. See Note 24 to the Consolidated Financial Statements.

        The tables below set forth Rhodia's consolidated net sales and contribution by Division and contribution to net sales by geographic region for the fiscal years ended December 31, 2000 and 2001.

	Year ended December 31,
Consolidated Net Sales and Contribution by Division
	2000	2001
	(€ millions, except percentages)
Net sales	7,419	7,279
Contribution by Division:
Consumer Specialties	30%	30%
Polyamide	21	19
Fine Organics	14	15
Industrial Specialties	16	16
Services and Specialties	13	14
Other(1)	6	6

Total	100%	100%

(1)
Includes elimination of interdivision revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. See Note 24 to the Consolidated Financial Statements.

	Year ended December 31,
Contribution to Net Sales by Geographic Region(1)
	2000	2001
Europe	50%	49%
North America	21	22
Latin America	16	16
Asia/Pacific/Africa	13	13

Total	100%	100%

(1)
By destination.

        Net sales declined by 1.9%, from €7,419 million in 2000 to €7,279 million in 2001. Changes in scope of consolidation, relating primarily to the full-year consolidation of Albright & Wilson and ChiRex and disposals of the European surfactants, Empicryl and metal organics businesses, contributed 1.2%. Changes in exchange rates had a negative impact of 1.3%, reflecting the negative impact of the Brazilian real, the pound sterling and Asian currencies and the positive impact of the dollar/euro exchange rate. On a comparable basis, net sales declined 1.7%, representing a 3.3% drop in volume (primarily reflecting severe downturns in the textile and electronics markets) and a 1.6% increase in prices.

Consumer Specialties

        Net sales by the Consumer Specialties Division declined by 1.3% in 2001, to €2,163 million from €2,192 million in 2000, primarily due to the disposal of Albright & Wilson's European surfactants business and Empicryl lubricant additives businesses in April 2001 and June 2001, respectively. Changes in exchange rates had a positive effect of 0.8%.

        On a comparable basis, net sales declined 1.1%, comprising a 1.7% decline in volumes and 0.6% due to lower average prices. With a large part of its of net sales generated in North America, the Division was particularly affected by the slowdown in the U.S. economy during the second half of 2001, worsened by the events of September 11th. Over the full year, the weakness in demand was especially noticeable in sodium tripoly-phosphates (STPP) and low value-added phosphorus derivatives. Food ingredients continued to expand, without feeling any effects from the North American slowdown. Growth in the cosmetics, detergent and food markets was driven by new product introductions.

Polyamide

        Net sales by the Polyamide Division declined by 9.1% in 2001, to €1,444 million from €1,589 million in 2000. Changes in exchange rates, related primarily to the Brazilian real, accounted for 4.1% of the decline.

        On a comparable basis, sales declined 5%, comprising a 6.5% decline in volume and a 1.5% positive impact of higher average prices. The decrease reflected difficulties encountered in textile markets, which slipped into deep recession in 2001 following a worldwide collapse in demand. In addition, the slump in the electronics market, which negatively affected connectors and electrical equipment, considerably weakened sales in the Engineering Plastics business. However, despite the exceptionally depressed market conditions, the Division as a whole gained new market share during the year.

Fine Organics

        Net sales by the Fine Organics Division amounted to €1,219 million in 2001, up 2.9% from the €1,185 million reported in 2000. The increase was primarily due to the consolidation of ChiRex, acquired in the fourth quarter of 2000. Changes in exchange rates had a negative impact of 2.2%.

        On a comparable basis, sales decreased 2.3%, comprising a 1.9% decline in volumes and a 0.4% decline in prices. The year's overall performance reflected a significant slowdown in all the Division's businesses during the second half. In particular, Pharmaceutical Ingredients was adversely affected by market over-capacity and highly aggressive competition from Asian aspirin and paracetamol producers. Rhodia ChiRex confirmed the growth potential of its Contract Research business, but technical difficulties during start-up of a production plant caused delays in sales of exclusive pharmaceutical molecules in the fourth quarter.

Industrial Specialties

        Net sales by the Industrial Specialties Division declined by 1.5% in 2001, to €1,220 million from €1,238 million in 2000. Changes in exchange rates had a 3.5% negative effect related primarily to the Brazilian real.

        On a comparable basis, net sales increased by 2.1%, comprising a 0.9% increase in volumes and 1.2% attributable to higher average prices. Overall, sales showed resistance to a deteriorating business environment. The Paint, Paper and Construction Materials business increased sales, despite the unfavorable impact of the U.S. economic slowdown. The pricing power of the three core businesses, aliphatic di-isocyanates, specialty latex and solvents, contributed to the gain, during this period of slow volume growth. Silica sales were stable overall, with increases in Europe and the United States in the tires, toothpaste, nutraceutics and other specialty markets and sales decline in the Asian shoe market. Silicone sales demonstrated strong resilience in the face of challenging conditions in the main markets, particularly in North America.

Services and Specialties

        Net sales by the Services and Specialties Division rose by 2.9% in 2001, to €1,013 million from €984 million in 2000, but results varied in its three businesses.

        Acetow sales rose 11.8% to €455 million in 2001 from €407 million in 2000, led by sustained strong growth in volumes and prices, particularly in Russia, China and Brazil. At the same time, Acetow began redeploying its cellulose acetate procurement, by halting production in Brazil and increasing operations in the United States via Primester, a joint venture with Eastman Chemical Co. Sales at Rhodia Eco Services increased 1.5% during the year, to €396 million from €390 million in 2000. This business maintained market share while increasing prices, particularly through the sulfuric acid regeneration business in the United States and the waste treatment business. In Europe, on the other hand, this business had to deal with a serious deterioration of the sulfuric acid market following the entry of new British competitors. After a favorable year in 2000, Rhodia Electronics & Catalysis sales fell 13.4% in 2001, to €162 million from €187 million in 2000, due principally to a nearly 50% drop in demand from the electronics industry. This unfavorable market environment temporarily offset the impact of two years of restructuring the business portfolio and manufacturing base and disrupted the turnaround that had begun in 2000. Nevertheless, Electronics & Catalysis consolidated market share during the year and confirmed its leadership position in automotive emissions control solutions.

Other

        Net sales of Rhodia's other businesses amounted to €433 million in 2001, compared with net sales of €451 million in 2000. In 2001, Rhodiaster posted sales of €337 million, down 5.3% in relation to 2000, and its operating margin remained stable at 16.0%.

Operating expenses

        The table below sets forth financial data relating to Rhodia's operating expenses for the fiscal years ended December 31, 2000 and 2001.

	Year ended December 31,
	2000	2001
	(€ millions)
Production costs and expenses	5,053	5,166
Administrative and selling expenses	1,138	1,120
Research and development expenses	194	197
Depreciation and amortization	492	542
Restructuring and environmental costs	14	163

Operating expenses	6,891	7,188

Production costs and expenses

        Production costs totaled €5,166 million, up €113 million in relation to 2000. Raw material costs, which are included in this category, were responsible for an additional €166 million. Also contributing to this increase were charges of approximately €26 million incurred by the Polyamide Division related to the launching of a new production unit at the Chalampé site in France, including €11 million corresponding to non-capitalized projects and start-up expenses, plus additional expenses of €15 million for purchases and external storage linked to the temporary production shutdown.

        However, the Jump program and the WCM program provided relief on certain structural costs, limiting their impact on declining sales and partially offsetting the impact of unusual charges.

Administrative and selling expenses

        Administrative and selling expenses declined by 1.6%, from €1,138 million in 2000 to €1,120 million in 2001. Estimated savings generated by the Jump program offset costs incurred by the Commercial Excellence and e-Business programs.

Research and development expenses

        Research and development expenses increased to €215 million (or €197 million excluding amortization). Research and development expenses as a percentage of sales increased from 2.9% in 2000 to 3.0% in 2001.

Depreciation and amortization

        Depreciation and amortization increased by 10.2% to €542 million in 2001 from €492 million in 2000. The increase in both depreciation and amortization was due principally to the exceptional amortization described above under "—Restructuring charges."

Restructuring and environmental costs

        Restructuring and environmental costs increased from €14 million in 2000 to €163 million in 2001, for the reasons described above under "Restructuring charges and related amortization charges" and in Note 17(d) to the Consolidated Financial Statements.

Operating income

        Operating income for 2001 amounted to €91 million compared with €528 million in 2000, after charges for restructuring costs (€253 million) and other items.

Consumer Specialties

        Operating income declined 35.0% from €100 million in 2000 to €65 million in 2001. Operating margin declined from 4.6% in 2000 to 3.0% in 2001. Former Albright & Wilson facilities were restructured during the year, leading to an improvement in capacity utilization. This was particularly the case in the Phosphates business, which closed four plants and head offices and reduced workforce levels. However, the impact of synergies arising on the integration of Albright & Wilson, which totaled around €75 million by the end of 2001, was more than offset during the year by higher energy prices and prices for soda ash, elemental phosphorus and other raw materials. Operating income was also reduced by the €20 million in restructuring expense originally scheduled for 2002 and 2003 but incurred in 2001 in the Phosphates and Phosphorus Derivatives businesses.

Polyamide

        Operating income declined 82.0% from €178 million in 2000 to €32 million in 2001 due principally to the decline in business, reserves for restructuring (€36 million), exceptional expenses related to capacity expansion at the Butachimie upstream plant (€26 million) and the impact of higher raw materials prices (partly offset by the reduction in fixed costs). Operating margin declined from 11.2% in 2000 to 2.2% in 2001. The restructuring programs are targeted at optimizing the industrial base to a best-cost position. In 2001, this involved the closure of five plants and production facilities in order to increase utilization of the Division's competitive plants, particularly those located in Eastern Europe.

Fine Organics

        Operating income declined from €82 million in 2000 to a loss of €34 million in 2001. Operating margin declined from 6.9% in 2000 to (2.8)% in 2001. In response to the challenging environment, the Division restructured operations to improve competitiveness by adjusting production capacity to market needs. The Division recorded €92 million of restructuring charges and accelerated amortization and depreciation, and also experienced with high raw materials costs. In the fourth quarter of 2001, however, the Division noted for the first time a positive impact from lower petrochemical feedstock prices, which had begun to ease in the second half of 2001.

Industrial Specialties

        Operating income declined 37.0% from €92 million in 2000 to €58 million in 2001, primarily due to the impact of restructuring and environmental costs (€12 million) and higher raw materials and energy prices. Operating margin declined from 7.4% in 2000 to 4.8% in 2001. Margins were adversely impacted by high raw materials prices in the first half of 2001 and by greater price competition in the second half of 2001.

Services and Specialties

        Operating income declined 31.4% from €121 million in 2000 to €83 million in 2001, due principally to restructuring charges. Operating margin declined from 12.3% in 2000 to 8.2% in 2001. The performance in 2001 was led by sustained growth at Rhodia Acetow and breakeven results at Rhodia Eco Services, which offset the difficulties at Rhodia Electronics & Catalysis over the year.

Other

        Other businesses recorded an operating loss of €113 million in 2001, compared with an operating loss of €45 million in 2000. This decrease was due principally to €27 million of restructuring charges. The corporate functions were reorganized in 2001. Most corporate management and support functions that had been included in Division structures were centralized at the Group level, enabling the Divisions to focus more effectively on their specific businesses.

Financial expense—Net

        The marginal increase in net financial expense, from €177 million in 2000 to €186 million in 2001, is primarily due to the impact of acquisitions. Acquisitions carried out in 2000 (Albright & Wilson and ChiRex, consolidated as from April 1, 2000 and October 1, 2000, respectively) affected financial expense for only part of 2000 whereas in 2001 these charges were incurred on a full-year basis.

        Despite this burden, 2001 net financial expense represented 5.8% of the Group's average net debt, compared with 5.9% in 2000. The series of interest rate cuts in 2001—the positive effects of which take several months before being reflected in financial expense—contributed to a reduction in debt servicing, especially at the end of the year.

Other income/(expense)—Net

        After an expense of €7 million in 2000, this item increased to an expense of €108 million in 2001. The additional €101 million expense principally reflects:

  •
  Reserves for two items totaling €50 million—the first to cover environmental remediation related to Cubatao, an idle site in Brazil, and the second related to an arbitration proceeding between Rhodia Polyamide Intermediates, DuPont China Holding and LYPFC (Lioyang Petrochemical Fiber Company, a subsidiary of Sinopec), covering losses expected by Rhodia on the liquidation of a joint venture created in 1996 in Sanlong (People's Republic of China).

  •
  A net exchange loss on foreign currency which resulted in a decline from income of €18 million in 2000 to a loss of €7 million in 2001.

  •
  The increased size of the securitization program, the costs of which rose from €17 million in 2000 to €27 million in 2001.

        Net gains on the disposal of assets, which rose from €13 million in 2000 to €15 million in 2001, came primarily from the sale of real estate in Brazil and the Empicryl lubricant additives businesses (Consumer Specialties Division) in June 2001. In 2000, net gains on disposals primarily concerned the sale of the Kallo company.

Income taxes

        A deferred tax asset has been recognized, corresponding primarily to the expected tax savings from the application of tax loss carry-forwards generated in 2001. As a result, Rhodia recorded a tax benefit of €86 million in 2001, compared with a provision of €95 million in 2000.

Equity in earnings/(losses) of affiliated companies

        Income from companies accounted for by the equity method fell from €8 million in 2000 to a loss of €16 million in 2001. This sharp decline resulted from the collapse of the polyamide markets as reflected in the performance of Nylstar, a joint venture with SNIA to produce textile yarns. The increase in the contribution made by Teris (Services and Specialties Division), a joint venture with Suez in the industrial waste treatment sector, were not sufficient to offset this decline.

Amortization of goodwill

        Amortization of goodwill increased to €75 million in 2001, compared with €32 million in 2000 due principally to accelerated goodwill amortization related to the restructuring program.

Net income/(loss)

        The Group reported a net loss of €213 million in 2001, compared with net income of €216 million in 2000. In addition to items affecting operating income, net income was adversely affected by losses of companies accounted for by the equity method (€16 million) and provisions for risks and exceptional items (€80 million).

        Earnings per share, calculated on the basis of the average number of outstanding shares in 2001 (179,103,640), represented a loss of €1.19 compared with income of €1.23 in 2000.

Liquidity and Capital Resources

        In 2002, Rhodia's principal sources of liquidity were cash flow generated from operations, asset disposals and various sources of external financing, including the issuance of commercial paper, other debt securities, private placement notes and borrowings under revolving credit facilities. In addition to these sources of financing, Rhodia companies also sell trade receivables in order to provide cash for their operations. Rhodia believes that its operating cash flows, borrowings under existing committed lines of credit and the proceeds of the offering will be adequate to allow it to meet its current debt service obligations as they become due, working capital needs, and anticipated capital expenditures.

        As of December 31, 2002, €645 million of Rhodia's debt was maturing in 2003, €404 million in 2004, €537 million in 2005 and €488 million in 2006. These amounts relate principally to the maturities of debt securities issued under Rhodia's Euro medium-term note program (with €500 million maturing in 2005 and €300 million maturing in 2006), and amounts drawn under committed credit facility agreements.

        As of December 31, 2002, Rhodia had €2,116 million of committed credit facilities. €565 million of these facilities expire in 2003, €1,065 million in 2004, €220 million in 2005 and €177 million in 2006. The amounts expiring in 2004 include a syndicated credit facility of €600 million. Since December 31, 2002, Rhodia has negotiated new committed credit facilities and certain facilities have expired. As a result, the total amount of Rhodia's committed credit facilities as of March 31, 2003 was €2,094 million. As of December 31, 2002 Rhodia's short-term borrowings included €175 million of commercial paper and €269 million of other short-term financings. The commercial paper program consists principally of sales of French billets de trésorerie. The €269 million of other short-term borrowings are generally uncommitted revolving financings granted to Rhodia SA and to various subsidiaries.

        Another important source of Rhodia's financial liquidity is the monthly or quarterly sale of some of its uncollected trade receivables. Certain Rhodia companies sold uncollected trade receivables during 2002 and 2001, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits. In 2002, Rhodia entered into a new multi-year asset securitization agreement under which certain European subsidiaries can fund up to €240 million of trade receivables through a QSPE that then sells the interests it purchased in those receivables to a commercial paper conduit. As of December 31, 2002, trade receivables outstanding of €627 million had been sold, with respect to which Rhodia received cash payments of €531 million. The balance is paid to Rhodia after the collection of the trade receivables is made, ordinarily within three months of the sale. See Notes 11 and 29(f) to the Consolidated Financial Statements.

        Some of Rhodia's committed credit lines are subject to certain financial covenants regarding a maximum level of net debt to EBITDA, a minimum level of EBITDA to net interest expense, a minimum level of stockholders' equity and/or a maximum level of consolidated net indebtedness to capitalization. Financial covenant calculations are based on French GAAP financial information. As of December 31, 2002, Rhodia satisfied all of its financial covenants. Most of Rhodia's committed credit facility agreements and the agreement governing the U.S. private placement notes contain a covenant requiring the Company to maintain a ratio of net debt to EBITDA of less than 3.5 and a ratio of EBITDA to net financial expense of greater than 5.0. In facilities for which the ratio of EBITDA to net financial expense is tested after December 31, 2004, such ratio will be 4.5 or less for such testing dates. Net Debt, EBITDA and net financial expense are defined in the agreements and differ from similar measures used elsewhere in this annual report on Form 20-F. At December 31, 2002 Rhodia's ratio of net debt to EBITDA amounted to 3.3 and its ratio of EBITDA to net financial expense amounted to 6.8. These covenants are tested annually, and under some agreements, semi-annually. Rhodia's ability to comply with these covenants will depend on its operating performance and level of indebtedness. If Rhodia's operating performance is insufficient to comply with these covenants, Rhodia could be required to take other measures to reduce its indebtedness, including asset disposals. Rhodia might not be successful in completing such disposal. Five of the committed credit facility agreements (with combined commitments of €672 million) contain a covenant, to be tested on December 31, 2003 and 2004, as applicable, requiring Rhodia to maintain a minimum stockholders' equity of €1,829 million. €410 million of these facilities expire in 2004 and €96 million expire in 2005. Rhodia has signed a binding agreement to amend one of these facilities to, among other things, remove the stockholders' equity covenant and reduce the ratio of EBITDA to net financial expense to 4.0. As of December 31, 2002 total stockholders' equity amounted to €1,835 million and as of March 31, 2003 it amounted to €1,700 million. In addition, the agreement governing the $290 million U.S. private placement notes contains a covenant requiring Rhodia to maintain a minimum stockholders' equity of €1,600 million on an ongoing basis. Future drawings under the credit facilities will be available only if, among other things, Rhodia meets the various financial covenants included in these facilities. Rhodia is currently in discussions with the lenders under several of these credit facilities to renegotiate or extend the facilities and modify the terms of these financial covenants. Such discussions may not be successful.

Consolidated Balance Sheet

Operating working capital

        Rhodia's operating working capital decreased from €1,401 million at December 31, 2001, to €892 million at December 31, 2002. This change in operating working capital was due principally to a group-wide effort to lower inventory levels and improve the collection of accounts receivable. At December 31, 2002, cash and cash equivalents were €143 million, of which €65 million was held in euro and the equivalents of €34 million was held in Brazilian real, €22 million in U.S. dollars, €8 million in Swiss francs, €7 million in pounds sterling and €7 million in other currencies.

Consolidated net debt

        Consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, minus cash and cash equivalents and marketable securities) was reduced to €2,133 million at December 31, 2002 from €2,572 million at year-end 2001. Liquid assets (cash and cash equivalents and marketable securities) totaled €251 million at December 31, 2002, and short-term financial debt (short-term borrowings and current portion of long-term debt) amounted to €645 million. At December 31, 2001, Rhodia had liquid assets of €413 million and short-term financial debt of €1,036 million. The decrease stemmed from the use of cash flow from operations and the deconsolidation of debt relating to business disposals, as well as from a favorable currency effect. This was partially offset by advances made to joint-venture partners, consolidation of businesses recently acquired in China and Venezuela, continued investments in intangible assets and the distribution of dividends. At December 31, 2002, the net debt-to-stockholders' equity (including minority interests) ratio stood at 1.15 versus 1.09 one year earlier.

Other long-term liabilities

        Long-term contingency reserves amounted to €1,233 million at December 31, 2002 compared with €1,239 million at December 31, 2001. Reserves at December 31, 2002 consisted mainly of reserves for pension and retirement costs (€788 million) and deferred income taxes (€217 million). Other long-term liabilities amounted to €141 million, virtually unchanged from €149 million a year earlier.

Stockholders' equity and minority interests

        Stockholders' equity including minority interests stood at €1,858 million at December 31, 2002, a decrease of €493 million compared with the year-earlier figure. The decline primarily corresponds to the €397 million negative translation adjustment (due principally to the devaluation of the Brazilian real), recognition of the 2002 net loss of €4 million, 2001 dividend payments of €21 million and purchases of treasury stock amounting to €10 million.

Consolidated Statements of Cash Flow

Net cash provided by operating activities

        Net cash provided by operating activities decreased from €1,002 million in 2000 to €676 million in 2001 and to €506 million in 2002. The decline was due principally to the evolution of net results over the three years, which declined from net income of €216 million in 2000 to net losses of €213 million in 2001 and €4 million in 2002. Net cash provided by operating activities declined in 2002 due to cash expenditures relating to restructuring reserves accrued in 2001. The change in other operating assets and liabilities, principally due to exceptional pension contributions also contributed to this decline.

        In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2002, Rhodia had projected benefit obligations of €674 million with respect to our French retirement indemnities.

        In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in 2002, the market value of the assets in our funded pension plans, including our nonqualified and foreign plans, has declined. In 2002, the pension plan assets for certain of our foreign pension plans fell below required levels with respect to their related accumulated benefit obligation. Applicable laws and regulations would have allowed us to spread contributions to cover the shortfall over 3 to 5 years. However, Rhodia chose to cover most of the shortfall by making an exceptional cash contribution of €145 million to U.S. and U.K. pension plans in September and December 2002. With respect to our foreign plans, as of December 31, 2002, Rhodia had projected benefit obligations of €1,382 million and plan assets of €1,122 million.

Net cash used by investing activities

        Net cash used by investing activities amounted to €60 million for 2002, €154 million for 2001 and €2,049 million in 2000. The factors affecting the decline in net cash used by investing activities included:

  •
  Additions to property, plant and equipment was reduced to €374 million in 2002 from €483 million in 2001 and €503 million in 2000. Responding to the level of its indebtedness and the persistently difficult economic conditions, Rhodia announced in 2001 that it intended to seek ways of managing existing fixed assets more efficiently with the aim of capping spending at €400 million. Spending was kept within this limit by focusing more resources on strategic sites and implementing a World Class Manufacturing program designed to increase capacity utilization rates at existing plants.

  •
  Other capital investments, which include principally expenditures on (i) operational assets, such as computer software, patents and licenses, and (ii) equity investments in connection with Rhodia's overall development, amounted to €52 million for 2002 compared with €102 million for 2001 and €138 million for 2000.

  •
  Cash proceeds from disposals of assets amounted to €363 million in 2002, compared to €500 million in 2001 and €124 million in 2000. Asset disposals consisted principally of divestitures of the businesses described above under "Certain Factors Affecting Rhodia's Financial Condition" and "Results of Operations—Scope of Activities Included in the Consolidated Financial Statements".

  •
  The principal factors affecting cash used for investing activities in 2000 were the acquisitions of Albright & Wilson and ChiRex for an aggregate amount of €1,383 million.

Net cash provided (used) by financing activities

        Net cash provided by financing activities comprises mainly changes in short-term and long-term borrowings.

  •
  In 2002, net cash used by financing activities amounted to €498 million due mainly to a net repayment of new long-term borrowings of €268 million and a €194 million decrease in short-term borrowings. Dividends paid to Rhodia stockholders amounted to €21 million.

  •
  In 2001, net cash used by financing activities amounted to €457 million due principally to a net increase of €157 million in long-term borrowings, offset by a decrease in bank overdrafts and short-term borrowings of €535 million. Dividends paid amounted to €85 million.

  •
  In 2000, net cash provided by financing activities amounted to €1,013 million due mainly to a net increase of €525 million in long-term borrowings and a net increase of €479 million in short-term borrowings related principally to acquisitions. Dividends paid amounted to €70 million.

        Long-term borrowings decreased over the three-year period due principally to repayment of certain long-term debts coming to maturity and the application of proceeds from the disposal of assets.

Commitments

        The tables below set forth gross financial debt, capital lease obligations and operating leases as of December 31, 2002, as well as the maturity/payment schedules for each of these items. See Notes 18 and 23(b) to the Consolidated Financial Statements.

	As of December 31, 2002
Maturity/Payments	Total	2003	2004	2005	2006	2007	2008	Subsequent years
Gross financial debt	2,384	645	404	537	488	6	5	299
Capital lease obligations	6	2	2	1	1	0	0	0
	As of December 31, 2002
Maturity/Payments	Total	2003	2004	2005	2006	2007	Subsequent years
Operating leases	258	53	48	43	28	16	70

        Rhodia's gross financial debt includes €1,087 million in bonds and €1,297 million in other instruments. At December 31, 2002, Rhodia held €1,209 million of its long-term debt (including capital leases) in euro, €972 million in U.S. dollars and €203 million in other currencies. This breakdown does not reflect Rhodia's exposure to these currencies' interest rates. As of December 31, 2002, maturities in 2003 are comprised of €201 million of current maturities of long-term debt and €175 million of commercial paper and other short-term financings granted to Rhodia and to various subsidiaries.

        At December 31, 2002, the net present value of total future minimum lease payment (at an assumed discount rate of 6%) was €214 million. Operating leases are payments in relation to the leasing of movable equipment, such as barges and rail cars, the sale-leaseback of real estate and the rental of office buildings.

Off-balance sheet and other commitments

Sale of Rhodiaster

        In October 2002, Rhodia sold its investment in Rhodiaster to Gruppo Mossi & Ghisolfi. Since it was impossible in Brazil to obtain approvals from the competition authorities (CADE) and the stock exchange administration (CVM) before closing, Rhodia granted Gruppo Mossi & Ghisolfi an option to resell the shares acquired to Rhodia if these authorizations were denied. Both the CADE and CVM authorizations have subsequently been granted.

        Rhodia and Mossi & Ghisolfi entered into an agreement granting a purchase price increase to Rhodia if a certain EBITDA level is exceeded for the four quarters after the date of sale, or a purchase price adjustment in favor of the purchaser if this EBITDA level is not reached. The maximum price adjustment, positive or negative, for the four quarters combined is €13 million. Rhodia and

Mossi & Ghisolfi are currently in discussions concerning the application of the aforementioned purchase price adjustment clause. In addition, adjustments may be made to the purchase price after the date of sale based on trade payable amounts and the value of certain finished goods of the sold businesses. Total consideration for this transaction includes a €13 million payable to Rhodia, of which €7 million is payable upon Rhodia delivering to the purchaser final documentation on an investment project and €6 million is payable within three years of the closing when the investment starts. On the date of the sale, Rhodia entered into an agreement with Rhodiaster under which Rhodia will pay to Rhodiaster an $18 million incentive over the twelve-month period following the sale. In return for these incentives, Rhodiaster will not terminate a steam supply agreement before September 30, 2003. On the basis of the economics of this arrangement, Rhodia considered that this incentive was a price reduction and accordingly recorded a short-term accrual for the amount of the incentive. Finally, Rhodia recorded a receivable of €5.3 million from the purchaser payable either in cash, or in receivables to be collected from current customers of Rhodiaster. In relation to environmental matters, Rhodia is responsible for (i) remediation of pollution arising from the activities conducted by Rhodia prior to the date of sale and (ii) damages arising out of any breach of representations and warranties made by Rhodia with respect to certain environmental matters, in each case subject to certain limitations as to amount and duration. Rhodia's maximum liability under the sale agreement is €97.5 million except with respect to certain remediation actions identified and agreed upon on the date of sale, discontinued activities and title to the transferred shares. The sale included standard guarantees related to accounting, tax, employee and other matters.

Sale of phenol, HCl and soda ash businesses

        In October 2002, Rhodia sold its phenol, HCl (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved. In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of €22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

        The commitments and specific guarantees are:

  •
  Rhodia agreed to an HCl product guarantee to reach a certain supply capacity of HCl within eighteen months from the date of sale. Rhodia has deposited €6 million for the benefit of the purchaser with a large international bank as guarantee for Rhodia's obligations to meet such capacity targets. Reaching this level of capacity is based on the realization of certain improvements at the TDI unit operated by Rhodia.

  •
  Rhodia has provided the purchaser with a five year guarantee of its obligations under the HCl Removal Services Agreements for the supply of hydrochloric acid and the rendering of services in connection with its removal in the maximum amount of €5 million for two years from the date of sale and €4 million for the three following years.

  •
  Mining concessions associated with the phenol and soda ash businesses were not transferred on the date of sale. Rhodia deposited €15 million for the benefit of the purchaser with a large international bank as a guarantee to the purchaser relating to the transfer of such mining concessions. This guarantee will eventually decline to zero over a period of fifteen years but before then will be reduced to zero upon receipt of necessary approvals by the French authorities for the transfer.

  •
  The sale agreement provides for adjustments to the purchase price after the date of sale based on changes to working capital, capital expenditures, net financial indebtedness, and adjusted EBITDA of the sold businesses, as well as to account for excess provisions taken with respect to the sold businesses and a failure by Rhodia to reach certain HCl capacity targets within a specified period. In addition, Rhodia is entitled to a maximum earn out of €7 million, based on the contribution realized on HCl by the new group.

        This sale also includes customary warranties related to accounting, tax, environmental, employee and other matters.

        In connection with other divestitures, Rhodia has also given certain representations, warranties and indemnities to purchasers and some divestitures are subject to purchase price adjustments.

Other off-balance sheet commitments

        From time to time, Rhodia guarantees the obligations of its joint ventures and other non-consolidated companies. Guarantees of debt of joint ventures amounted to €171 million as of December 31, 2002, compared with €186 million as of December 31, 2001. The decrease was due principally to the divestitures of Rhodia's stake in Teris and in Latexia and to exchange rate variations. Rhodia's principal guarantee to joint-ventures is its guarantee of certain debts of Primester. Guarantees of indebtedness of other non-consolidated companies amounted to €26 million at December 31, 2002, compared with €74 million at December 31, 2001, principally due to the consolidation of some affiliates in Asia as from January 1, 2003. See Note 23 to the Consolidated Financial Statements.

        Rhodia has also granted residual value guarantees under equipment operating leases, totaling €70 million (net of deferred profits of €69 million) as of December 31, 2002. An independent appraiser has projected that the fair values of the leased equipment are in excess of the amounts guaranteed. See Note 29 to the Consolidated Financial Statements.

Net Income and Stockholders' Equity Under U.S. GAAP

        The following table summarizes net sales, operating income, net income and stockholders' equity under French GAAP and U.S. GAAP for the three years ended December 31, 2002, as well as an explanation of the principal differences. A reconciliation to U.S. GAAP is provided in Note 29 to the Consolidated Financial Statements.

	2000	2001	2002
	(€ millions)
Net sales:
French GAAP	7,419	7,279	6,617
U.S. GAAP	6,647	6,554	6,061
Operating income(1):
French GAAP	528	91	351
U.S. GAAP	404	(172)	261
Net Income/(loss):
French GAAP	216	(213)	(4)
U.S. GAAP:
Income/(loss) from continuing operations	222	(232)	67
Income/(loss) from discontinued operations	(6)	19	(24)
Net income/(loss)	216	(213)	43
Stockholders' equity(2):
French GAAP	2,593	2,267	1,835
U.S. GAAP	2,409	2,014	1,446

(1)
Certain items have been reclassified in 2001 and 2000 to conform with the current year's presentations. See "—Restatement of Reconciliation to U.S. GAAP."

(2)
Stockholders' equity has been restated for 2001 and 2000 to reflect the charge to equity, net of tax, to recognize the pension liability in accordance with FAS 87, Employers' Accounting for Pensions. See "—Restatement of Reconciliation to U.S. GAAP."

        The accounting for discontinued operations under U.S. GAAP changed in 2002. Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, ("FAS 144") requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of these disposals, including financial expenses, income taxes and the gain/(loss) on the disposal are all reflected as discontinued operations and prior periods must be restated in a comparable manner. Under French GAAP, the results of operations of businesses sold are included until their respective dates of disposal.

        The differences in net sales in 2002, 2001 and 2000 of €556 million, €725 million and €772 million, respectively, are the result of applying FAS 144 for the accounting for discontinued operations for U.S. GAAP in 2002.

        Differences in operating income in 2002, 2001 and 2000 of €47 million, €85 million and €59 million, respectively, are the result of applying FAS 144 for the accounting for discontinued operations for U.S. GAAP in 2002. Differences in operating income in 2001 and 2000 of €75 million and €32 million, respectively, result from including the amortization of goodwill (including accelerated amortization of goodwill) in operating income for U.S. GAAP. Differences in operating income in 2002, 2001 and 2000 of €43 million, €103 million and €33 million, respectively, are the result of including the loss on the sales of receivables and other income/(expense) in operating income for U.S. GAAP. In addition, Rhodia has reclassified certain income statement line items in 2001 and 2000 to conform to the presentation in 2002 of operating income in accordance with U.S. GAAP. The amounts reclassified included "Loss on sales of receivables" amounting to €27 million in 2001 and €17 million in 2000 and "Other income/(expense)" amounting to €76 million in 2001 and €16 million in 2000. These items were previously classified below operating income and are now included in operating income. These items are identical under French GAAP and U.S. GAAP and are presented in Note 21 (Other Income/Expense—Net) to the Consolidated Financial Statements. This reclassification did not affect net income under U.S. GAAP.

        The difference in net income in 2002 of €47 million is from adopting Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets, ("FAS 142"). The accounting for goodwill under U.S. GAAP changed in 2002. FAS 142 requires that Rhodia cease the amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of these assets. French GAAP requires that Rhodia amortize goodwill and indefinite-lived assets.

        The presentation of income from continuing operations and discontinued operations is as a result of adopting FAS 144 in 2002 for U.S. GAAP.

        The differences in stockholders' equity result from the following:

  •
  Negative adjustments of €395 million, €218 million and €184 million in 2002, 2001 and 2000, respectively, based on accounting for pension obligations in accordance with Financial Accounting Standards No. 87, Employers' Accounting for Pensions, ("FAS 87"). FAS 87 requires that if the market value of the plan's assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to stockholders' equity, net of tax.

  •
  Negative adjustment of €38 million based on accounting for derivatives in accordance with Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, ("FAS 133"). FAS 133 requires that Rhodia measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivatives and whether it qualifies for hedge accounting. For Rhodia, the principal difference between U.S. GAAP and French GAAP stockholders' equity related to the accounting for cash-flow hedges. Under U.S. GAAP, Rhodia would record the value of cash-flow hedges with an offset to Stockholders' equity (Other comprehensive income). Under French GAAP, cash-flow hedges are commitments and are not recorded on the balance sheet.

  •
  Positive adjustment of a net €44 million (€47 million relating to non-amortization of goodwill under U.S. GAAP as discussed above, partially offset by a €3 million translation adjustment).

Restatement of Reconciliation to U.S. GAAP

        As part of its preparation of Note 29 (Reconciliation to U.S. GAAP and New U.S. Accounting Standards) to the Consolidated Financial Statements, Rhodia determined that it was necessary to restate financial information presented in the U.S. GAAP reconciliation note included in Rhodia's previously issued financial statements. The restatement was made in order to correctly reflect the minimum pension liability, net of tax, in accordance with FAS 87 Employers' Accounting for Pensions. The effect of the restatement on Stockholders' equity as of December 31, 2001 was a reduction of €218 million under U.S. GAAP. The effect on Comprehensive income/(loss) was an increase in comprehensive loss of €34 million in 2001 and a reduction of comprehensive income of €7 million in 2000. These changes had no effect on Rhodia's primary financial statements and related notes, since they are prepared in accordance with French GAAP.

Environmental Matters

        Rhodia's businesses must comply worldwide with a vast body of changing and increasingly stringent laws and regulations in such areas as emissions, the storage, manufacture of, disposal or discharge of regulated substances, environmental protection, health and safety. In most jurisdictions in which Rhodia operates, industrial activities are subject to obtaining permits, licenses and other authorizations, or to prior notification. As in the past, Rhodia intends to continue to make investments each year in order to comply with these regulations and standards. Some regulations could restrict Rhodia's ability to modify or expand its facilities or continue production. The installation of expensive pollution monitoring and control equipment or other major expenditures may be necessary. Rhodia may also have to bear considerable costs if new regulations require that hazardous waste (including slightly radioactive waste) that is currently stored on its own sites be disposed at off-sites locations. Furthermore, many of Rhodia's currently or formerly owned or operated plants were or have been in operation for many years, and the soil and ground water at some sites have been contaminated, as is frequently the case in the chemical industry. Other sites may also become contaminated in the future or other contamination may be discovered at present or former locations. Rhodia invests in equipment to treat or prevent soil and ground water contamination at various sites. The on-site treatment of industrial waste or its off-site disposal may also require Rhodia to undertake costly remediation work. When Rhodia was formed, Rhône-Poulenc (now Aventis) commissioned an independent expert to conduct an environmental audit of the main operations of its two Chemicals and Fibers & Polymers businesses. This audit was updated in 1999, and since that date the Group continues to carry out audits of its sites.

        As of December 31, 2002, Rhodia's accrued reserve for probable future remediation expenses amounted to €146 million, compared to €183 million in 2001. In addition, Rhodia and Aventis were parties to an Environmental Indemnification Agreement, dated May 26, 1998, which entitled Rhodia to indemnification from Aventis in case of unexpected environmental liabilities. On March 27, 2003 Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of €88 million, which amount includes €26 million previously received by Rhodia in 2002 and €31 million received in the first quarter of 2003. The remaining €31 million will be paid no later than

June 2007 upon the making of any future environmental claims by Rhodia, and bears interest through the date of payment. On the basis of current information, provisions established for environmental matters and amounts Rhodia has received and expects to receive pursuant to the environmental indemnity, the Group's obligations to comply with environmental regulations or undertake remedial action are not expected to have a material adverse effect on its operations, earnings or financial situation. The terms of the Aventis environmental indemnity arrangements are described in "Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis". However, the occurrence of new events, such as a modification of existing regulations, the promulgation of new regulations or the development or discovery of new facts or conditions, could result in substantial additional expenditures that Rhodia would have to bear, and could have a material adverse effect on its operations, earnings or financial situation.

        In addition, Rhodia has been and may in the future be liable to contribute to the cleanup of facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

Outlook

        The statements below are forward-looking statements based on management's current knowledge and beliefs. Actual results may differ significantly from those indicated below for a number of reasons, including those set forth under "Item 3. Key Information—Forward-looking Statements" and "Item 3. Key Information—Risk Factors".

        The outlook for 2003 is currently uncertain, particularly in light of international geopolitical instability, and its potential repercussions on the global economy. Rhodia believes that these factors are likely to have a significant effect on currency exchange rates and petrochemical commodities prices, which in turn materially affect our operating results.

        Rhodia expects growth of sales to be limited to slightly above expected growth in average gross domestic product of OECD countries. Sales are expected to remain weak during the first half, and improve gradually through the second half of 2003. This growth is expected to result principally from increases in sales volumes, as well as price increases for some of Rhodia's products.

        Rhodia believes that all divisions should see an increase in their sales in terms of volume, with the exception of Pharmaceuticals and Agrochemicals whose volumes are expected to decline compared to 2002, due principally to weakness in end-market demand. Industrial Care and Services should achieve further growth in all its businesses. Although the Silicones business should continue to be adversely affected by depressed market conditions in the first half of the year. Automotive, Electronics and Fibers should continue to deliver sales growth, primarily through sustained increases in selling prices for Rhodia's products, launch of new products in Engineering plastics, increased sales in polyamide intermediates and the growing market for Eolys in the autocatalysis market for diesel engines. Consumer Care and Food is expected to show some volume growth driven principally by innovation across its core markets and increased available capacity for its Acetow and food businesses. Prices for Rhodia's products are expected to increase only slightly at the Group's consolidated level and should be generated principally from Automotive, Electronics and Fibers. In all other divisions, prices should be flat on a year on year basis.

        Rhodia expects that continued strength of the euro versus the US dollar in 2003 would have a negative translation and transaction foreign exchange impact, affecting all Divisions. Rhodia expects that the gradual decline in raw materials costs following the decline in oil prices observed since the end of March together with a recovery in certain selling prices should result in improved operating margins as the year progresses, if such decline in oil prices is sustained over the year. The two divisions which will be most affected by oil price fluctuations are Automotive, Electronics and Fibers and to a lesser extent, Pharmaceuticals and Agrochemicals.

Item 6. Directors, Senior Management and Employees

Board of Directors, Chairman and/or Chief Executive Officer

        In accordance with French corporate law governing a société anonyme, Rhodia's affairs are managed by its board of directors, its chairman and its chief executive officer.

        French corporate law, as amended by the French Company Law No. 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors, pursuant to the company's by-laws, the right to elect one person to assume the position of chairman and chief executive officer or to split the function between two different persons. Rhodia's extraordinary stockholders' meeting held on May 21, 2002 modified its by-laws granting its board of directors the authority to make this choice. A majority vote of two-thirds of the directors present or represented at the board meeting held on July 4, 2002 decided that one person, Mr. Jean-Pierre Tirouflet, would assume the position of chairman and chief executive officer. Such a decision will remain applicable as long as the board has not decided otherwise under similar voting conditions.

Board of Directors

        Pursuant to French corporate law and Rhodia's by-laws (statuts), the board of directors must consist of at least three but no more than eighteen directors (except following a merger). Following the annual stockholders' meeting of April 29, 2003, Rhodia's board of directors consists of eleven members. Rhodia's board of directors met seven times in 2002 (with an average attendance rate of 80%).

Directors

        The table below sets forth, as of the date hereof, the names and ages of the directors of Rhodia, their current positions with Rhodia, the date of their initial appointment as directors, the expiration dates of their current terms and their current principal occupation or employment.

Name (Age)	Current Position with Rhodia	Initially Appointed	Term Expires	Present Principal Occupation or Employment
Jean-Pierre Tirouflet (52)	Director, Chairman and Chief Executive Officer	1993(1)	2005	Chairman of the Board and Chief Executive Officer of Rhodia
Jean-Marc Bruel(3) (67)	Director	2002	2005	Member of the Supervisory Board of Aventis
Walter Cirillo (60)	Director	2002	2008	Chairman of the Board of Rhodia Brasil Ltda
Michel de Fabiani(2) (57)	Director	2003	2004	Chairman of the Board and Chief Executive Officer of BP France and Regional President Europe BP Group
Pierre-Gilles de Gennes(2) (70)	Director	1999	2005	Professor of the Collège de France, Director of the Ecole de Physique et de Chimie
Patrick Langlois(3) (57)	Director	2002	2005	Vice Chairman of the Management Board and Chief Financial Officer of Aventis
Pierre Lévi(2) (48)	Director	1999	2005	Chairman and Chief Executive Officer of Faurecia and Chairman of SAI AG (Germany)
Klaus Mangold(2) (60)	Director	2001	2007	Member of Management Board of DaimlerChrysler AG
Yves-René Nanot(2) (66)	Director	2002	2004	Chairman of the Board and Chief Executive Officer of Ciments Francais
Hubertus Sulkowski (60)	Director	1999	2004	Partner at Shearman & Sterling LLP(4)
Pierre de Weck(2) (52)	Director	1998	2004	Member of the Group Executive Committee of Deutsche Bank

(1)
Indicates year of initial appointment to the board of directors of Rhône-Poulenc Fibres et Polymères S.A., renamed Rhodia. See "Item 4. Information about Rhodia—Corporate History—Formation of Rhodia."

(2)
Independent director as defined in the Report of the Corporate Governance Committee, chaired by Daniel Bouton, dated September 2002. The following directors are independent pursuant to the New York Stock Exchange Rules: Michel de Fabiani, Pierre-Gilles de Gennes, Pierre Lévi, Klaus Mangold and Pierre de Weck.

(3)
Directors holding management positions within Aventis, Rhodia's 15.3% stockholder.

(4)
Shearman & Sterling LLP regularly provides legal services to Rhodia.

        Pierre Letzelter, Chief Executive Officer of Sephora Monde (LVMH Group), resigned from Rhodia's board of directors on April 23, 2003 for personal reasons. Mr. Letzelter was co-opted in October 2002 to serve the remaining term of a resigning director. His appointment would have been submitted for ratification at the annual stockholders' meeting of April 29, 2003. In addition, Edouard Stern, Vice-Chairman of IRR Capital, was co-opted in July 2002 to serve the remaining term of another resigning director. Following the recommendation of Rhodia's board of directors, the annual stockholders' meeting of April 29, 2003 voted not to ratify the co-option of Mr. Stern.

Biographies

        Jean-Pierre Tirouflet has been Chairman and Chief Executive Officer of Rhodia since January 1, 1998. Mr. Tirouflet has been a member of the executive committee of Rhône-Poulenc since 1990. Since joining Rhône-Poulenc (which became Aventis) in 1983, Mr. Tirouflet has served in a variety of positions, including Group Chief Financial Officer from 1987 to 1992, Group Executive Vice President from 1992 to 1997 and Chief Executive Officer of the Fibers and Polymers segment from 1997 to 1998. Prior to joining Rhône-Poulenc, Mr. Tirouflet served in various positions in the French Ministry of Finance, including head of the African Division of the Economic External Relations Department from 1982 to 1983. In addition to serving as director of Axa Corporate Solutions, Mr. Tirouflet currently serves as a member of the supervisory board of Crédit Agricole Indosuez.

        Jean-Marc Bruel is President of the Villette-Entreprises Foundation and of Firmenich. He has been a member of the board of directors at Rhodia since July 2002 and currently serves on the compensation and selection committee and on the strategy committee. Mr. Bruel is also a member of the Board of Surveillance of Aventis and he is a Director at V.E.V. Wilson Gestion, Ecole Centrale de Paris, Institut Curie. Prior to his current positions, he served as Vice-President of Groupe Rhône-Poulenc.

        Walter Cirillo is Regional Director for Rhodia's Latin American Activities and President of Rhodia Brazil Ltda, Rhodia Poliamida e Especialidades Ltda, Rhodia Venezuela and Rhodiaster SA. He has been a member of the board of directors at Rhodia since May 2002 and currently serves on the risks advisory committee. Mr. Cirillo is also a Director at ABIQUIM (Associaço Brasileira da Industria, Quimica) and CCFB (Câmara de Comercio França-Brasil) as well as a member of the FDC (Funadçao Dom Cabral) and the CTE (Centro de Tecnologia Empresarial).

        Michel de Fabiani is Chairman and Chief Executive Officer of BP France and Regional President of Europe BP Group. Mr. de Fabiani was appointed to the board of directors of Rhodia in April 2003 and also serves as a Director at Institut Français du Pétrole. Prior to his current positions, Mr. de Fabiani served as Chief Executive Officer of BP Oil Europe.

        Pierre-Gilles de Gennes is a Professor at the Collège de France, Director of the Ecole de Physique et de Chimie, a member of the French Academy of Sciences since 1979 and a scientific consultant at both Rhodia and Flamel Technologies. Mr. de Gennes has been a member of the board of directors at Rhodia since May 1999 and also serves as a Director at Air Liquide and Sanofi-Synthelabo.

        Patrick Langlois is Vice-Chairman and Chief Financial Officer of Aventis and Chairman and Chief Executive Officer of Aventis Agriculture S.A. He has been a member of the board of directors at Rhodia since October 2002 and currently serves on the accounts committee. Mr. Langlois is also a Director at Rhône-Poulenc Pharma in France and at Aventis subsidiaries in Germany, the United States, Great Britain and Ireland. Prior to his current positions Mr. Langlois served as Chief Financial Officer of Groupe Rhône-Poulenc and Groupe Aventis.

        Pierre Lévi is Chairman and Chief Executive Officer of Faurecia S.A. and President of Faurecia Automotive Holdings. He has been a member of the board of directors at Rhodia since October 1999 and currently serves on the accounts committee. Mr. Lévi also serves as President of the management board of Faurecia Investissements in France and of SAI AG in Germany, as well as a Director at Faurecia Industries and Faurecia Sièges d'Automobiles S.A. in France and Faurecia Exhaust Systems, Inc. in the United States. Prior to his current positions, Mr. Lévi had executive roles at Rhône-Poulenc, Rhodia and Faurecia.

        Klaus Mangold has been a member of the board of directors at Rhodia since April 2001 and currently serves as Chairman of the Strategy Committee. Mr. Mangold also serves as a member of the board of management of DaimlerChrysler AG and as Chairman of the management board of DaimlerChrysler Services AG in Germany and he serves on the supervisory board at HVB Real Estate

Bank AG, Jenoptik AG and Leipziger Messe GmbH in Germany as well as the Chubb Corporation in the United States.

        Yves René Nanot is President of Ciments Français. He has been a member of the board of directors at Rhodia since October 2002 and currently serves on both the risks advisory committee and on the accounts committee of which he is Chairman. Mr. Nanot is also a Director of Céreol, Imérys, Sidel and Italcementi in Italy, as well as Italcementi's foreign subsidiaries in the United States, Morocco, India, Thailand and Egypt.

        Hubertus Sulkowski is a senior partner at the Paris office of Shearman & Sterling LLP. He has been a member of the board of directors at Rhodia since October 1999 and currently serves as Chairman of the risks advisory committee.

        Pierre de Weck is an executive officer at Deutsche Bank in Germany. He has been a member of the board of directors at Rhodia since April 1998 and currently serves as Chairman of the compensation and selection committee. Prior to working at Deutsche Bank, Mr. de Weck served as an executive officer at UBS S.A.

By-laws

        Rhodia's by-laws do not specify any age of retirement for directors. Where the by-laws do not specifically provide otherwise, French corporate law stipulates that the number of directors over 70 years old must not exceed one-third of the total number of directors. Any appointment made in breach of this requirement is null and void. If the number of directors over 70 years old exceeds the one-third limit, the oldest director automatically resigns by operation of law.

        Rhodia's by-laws provide that each director is elected for a term of six years, which may be renewed. Each director must also be a stockholder. Pursuant to Rhodia's by-laws, each of its directors must hold at least 100 of Rhodia's shares. Under French law, a director may be an individual or a legal entity, but the chairman and/or the chief executive officer must be an individual.

        In accordance with French corporate law, Rhodia's directors are elected by the stockholders at an ordinary general meeting of the stockholders and serve until their respective terms expire or until they resign, die or are removed, with or without cause, by the stockholders. None of Rhodia's stockholders have the exclusive right to appoint a member of the board of directors. As provided for in Rhodia's by-laws, vacancies on the board of directors may, under certain conditions, be filled by the board of directors, pending the next ordinary stockholders' meeting, which will be asked to ratify such appointment.

        Rhodia's by-laws, as amended on May 21, 2002, invest the board of directors with all the power conferred upon it by law, specifically (i) to determine the direction of the Company's operation and see to its implementation; (ii) to approve the company's annual financial statements for submission to the annual stockholders' meeting; (iii) to consider any issue related to the functioning of the Company and make decisions regarding these issues at its meetings, within the limits of the powers specifically granted to the stockholders and the corporate objectives; (iv) to engage in controls and verifications it deems appropriate; (v) to create committees to examine issues as defined by the board of directors or its chairman as well as to determine the composition and the mission of such committees under the board's authority; and (vi) to grant to one of its members or third party, special mandates with one or more objectives, with or without the right to delegate in part or in full. At its February 3, 2003 meeting, the board approved the annual financial statements with all directors present voting in favor, except one.

        Pursuant to Rhodia's by-laws, meetings of the board of directors are convened and presided over by the chairman. The chief executive officer or, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request the chairman to convene the board of directors on a specific agenda. The directors may be convened by any means, even orally.

        A quorum consists of at least one-half of the members of the board of directors, and decisions are taken by a vote of the majority of members present either in person or represented by other members of the board of directors. To be represented, a director must give a written proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. French corporate law allows directors to participate in board meetings by videoconference if provided for in the by-laws, and such participation will be included in the determination of the relevant quorum and majority, except in relation to certain decisions. Rhodia's by-laws provide for the possibility of participating in a meeting by videoconference. A director may not vote for an arrangement or contract in which he or she is materially interested. In case of a tie, the vote of the chairman will be the deciding vote. Rhodia's board of directors met seven times in 2002.

        French corporate law strictly prohibits loans by the company to a director. Nor may any company provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to chief executive officers ("directeurs généraux") and specified executive officers ("directeurs généraux délégués"), permanent representatives of companies on the board of directors, spouses and heirs of such persons, and other intermediaries.

        French corporate law requires the chairman of the board, the chief executive officer, any specified executive officers, any directors and any stockholders holding more than 5% of the voting rights and intermediaries thereof who are considering entering into an agreement or arrangement which is not prohibited as set forth above with the company, either directly or indirectly, personally or through an intermediary, to inform the company's board of directors before the transaction is consummated. The chairman of the board of directors will inform in turn the company's auditors. French corporate law requires such an agreement to be authorized by the board of directors and prohibits the director in question from voting on the issue. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the company or of any stockholder, if such agreement has caused damage to the company. French corporate law further requires such an agreement to be submitted to an ordinary general stockholders' meeting for approval once entered into, upon presentation of a special report from the company's auditors.

        In consideration for their services on the board, directors are entitled to receive director's fees ("jetons de présence").The total annual amount of directors' fees is fixed by the stockholders' meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

        Under French corporate law, directors elected by Rhodia's stockholders are responsible for violations of French laws and regulations applicable to sociétés anonymes, violation of Rhodia's by-laws, or mismanagement. They may be held liable for such actions both individually and jointly with the other directors.

Chairman of the Board

        The chairman of the board of directors represents the board. He organizes and manages the duties performed by the board and reports to the stockholders' meeting. He is also responsible for the proper functioning of the corporate bodies and ensures that the directors are capable of fulfilling their assignments.

        In the event that the chairman is temporarily indisposed or dies, the board may appoint a director as acting chairman. In the event of temporary indisposition, the said appointment will be made for a limited term and it will be renewable. In the event of death, the appointment will remain until the election of a new chairman.

        The board sets the chairman's remuneration.

Chief Executive Officer

        The chief executive officer is vested with the broadest powers to act in any circumstance in Rhodia's name, within the limits of its corporate purpose, and subject to the powers expressly conferred by law upon stockholders' meetings and upon the board of directors. The chief executive officer represents Rhodia in dealings with third parties. Rhodia is bound even by acts of the chief executive officer that are not within the scope of the corporate purpose unless Rhodia proves that the third party knew that the act was outside the corporate purpose or that under the circumstances the third party could not have been unaware of this. However, mere publication of the by-laws is not sufficient to constitute such proof. The board may limit the powers of the chief executive officer. However, the limitation of his powers is not binding on third parties.

        The board of directors establishes the duration of the chief executive officer's term. The board sets the chief executive officer's remuneration. The chief executive officer may be removed at any time by the board of directors. In the event this dismissal is not justified, the chief executive officer may claim damages, except if the chief executive officer is also the chairman of the board.

Specified Executive Officers

        At the instigation of the chief executive officer, the board of directors is entitled to appoint up to five specified executive officers, whose role is to assist the chief executive officer.

        The board of directors establishes in accordance with the chief executive officer the duration of the specified executive officers' term and the limit of their powers. The board sets the specified executive officers' remuneration.

        The specified executive officer has the same powers as the chief executive officer in dealing with third parties. At the instigation of the chief executive officer, the specified executive officers may be removed at any time by the board of directors. In the event this dismissal is not justified, the specified executive officer may claim damages. There are currently no specified executive officers.

Board Committees

Accounts Committee

        The board of directors has an accounts committee, comprised of Messrs. Yves René Nanot (chairman), Pierre Lévi and Patrick Langlois. The accounts committee is responsible for ensuring that necessary and appropriate procedures are put in place to identify and manage risk. The accounts committee is also responsible for the examination of Rhodia's financial reporting, the implementation and respect of internal procedures, among which the Group compliance policy controls the implementation of the recommendations of Rhodia's independent auditors and examines the organization, functioning and actions of the internal auditors. The relationship between the accounts committee and the risks advisory committee shall be assured by shared meetings and by the participation of Yves René Nanot in both committees. The accounts committee met two times in 2002 (with an average attendance rate of 60%).

Risks Advisory Committee

        The board of directors has a risks advisory committee, comprised of Messrs. Hubertus Sulkowski (chairman), Walter Cirillo and Yves René Nanot. The risks advisory committee is responsible for the oversight of the ensemble of procedures designed to improve the prevention and control of all the different types of risk Rhodia may face in its activities. It assures that all guidelines for ethical conduct are understood and applied; that internal and external auditing practices assess Rhodia's full compliance to such guidelines; and that insurance measures have been optimized within this framework. Created in October 2002, the risks advisory committee met one time in 2002 (with full attendance).

Compensation and Selection Committee

        The board of directors also has a compensation and selection committee, comprised of Messrs. Pierre de Weck (chairman) and Jean-Marc Bruel, which is responsible for proposing to the board employee stock plans, the salaries and incentives of Rhodia's officers and key personnel, capital increase transactions directed exclusively at employees, as well as nominees for top management posts. It is equally responsible for presenting nominees for top management posts, delineating their independence and selecting the members of the committees. The compensation and selection committee met five times in 2002 (with an average attendance rate of 80%).

Strategy Committee

        In addition, the board of directors has a strategy committee, comprised of Messrs. Klaus Mangold (chairman) and Jean-Marc Bruel, which is responsible for advising the board of directors with regard to contemplated external growth opportunities, asset disposals or major alliances proposed by the office of the president. Meetings are open to attendance by other members of the board of directors. Created in September 2002, the strategy committee met four times in 2002 (with an average attendance rate of 87.5%).

Compliance Policy

        Since its initial public offering in June 1998, Rhodia has maintained a policy of anticipating and integrating public and private regulatory initiatives into its corporate governance. In February 2000, Rhodia decided to formalize certain guidelines of procedure. These guidelines, published as Rhodia's compliance policy, defined the principles that all employees must apply on the job, namely with regard to the respect of free competition, buying and selling shares, and protecting confidential information.

Board of Directors Internal Rules

        Since June 2000, Rhodia's board of directors has operated according to Rhodia's board of directors internal rules. Neither a replacement of French law nor Rhodia's by-laws, the internal rules are set forth in an internal document that defines the composition, role and powers of the board of directors and its accounts committee. These rules are aimed at optimizing the efficiency of meetings and discussions. The internal rules are also geared at taking precautionary measures and maintaining confidentiality. In addition, the internal rules require directors to delay the purchase or sale of shares until 45 days after Rhodia officially publishes its quarterly or yearly results.

        To conform with recent legal developments regarding corporate governance, the board of directors revised the internal rules on December 17, 2002, incorporating recommendations from the Report of the Corporate Governance Committee, chaired by Daniel Bouton (dated September 2002), and provisions of the Sarbanes-Oxley Act of 2002.

Executive Officers

        The table below sets forth, as of the date hereof, the names and ages of Rhodia's executive officers, and their current positions with Rhodia. These executive officers are all members of the executive committee, which is Rhodia's principal management body. The executive committee defines and executes at its regular monthly meetings Rhodia's global orientations established by the board of directors and office of the president and makes key decisions with respect to strategy, human resources, legal finance, international development, environment and safety, and corporate communications.

Name (Age)	Principal position with Rhodia
Jean-Pierre Tirouflet (52)	Chairman and Chief Executive Officer
Gilles Auffret (54)	President and Chief Operating Officer
Jean-Julien Baronnet (43)	Group Executive Vice President, Commercial, Marketing and External Communications
Jacques Bécuwe (54)	President, Industrial Specialties Division
André Blazquez (46)	President, Polyamide Division
Yves Boisdron (57)	President, Asia-Pacific Zone
Jean-Claude Bravard (54)	Group Executive Vice President, Science, Innovation and Technology
Yves Brissy (58)	Senior Vice President and General Counsel
Bernard Chambon (54)	Group Executive Vice President, Human Resources and Internal Communications
Jean-Pierre Clamadieu (43)	President, Fine Organics Division
Olivier de Clermont-Tonnerre (50)	President, Rhodia Silicones
Myron Galuskin (56)	President, North America Zone
Alberto Pedrosa (47)	Senior Vice President, Purchasing
Pierre Prot (46)	Senior Vice President and Chief Financial Officer
Michel Ybert (51)	President, Consumer Specialties Division

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

Biographies

        Gilles Auffret has been President and Chief Operating Officer since February 2001. He joined Rhodia on September 1, 1999 as Deputy President responsible for the Polyamide Division. Mr. Auffret started his professional career in 1975 as auditor at the French Cour des Comptes (the equivalent of the U.S. General Accounting Office) before moving to the French Ministry of Industry, where he served as chargé de mission reporting to the General Director for Industry. In January 1982 he was appointed public auditor (conseiller référendaire) at the Cour des Comptes. He joined Pechiney in September 1982, where he held a series of senior management posts, including Director of Pechiney's aluminum metals department.

        Jean-Julien Baronnet has been Group Executive Vice President of Commercial, Marketing and External Communications of Rhodia since April 2002 after having served as President of the Services & Specialties Division, and then President of the HPCII Enterprise since the creation of Rhodia in 1998. Mr. Baronnet started his career in the Marketing Department of Procter & Gamble and, subsequently, in the Marketing Department of Glaxo before joining Bernard Krief Consulting in 1986, where he became Vice President in 1988. Appointed to Rhône-Poulenc's Chemical Products

Division in 1993, he became President of the Cosmetics, Detergents & Industrial Formulations Enterprise in 1995.

        Jacques Bécuwe has been President of the Industrial Specialties Division since January 1, 1998. Prior to being named to his current position, Mr. Bécuwe served as Head of Eco Services in 1998 and President of the Environmental Services-Europe Enterprise from 1996 to 1997 and as Head of the Environmental Services Strategic Business Group from 1993 to 1995. Mr. Bécuwe managed various other chemicals operations during his career with Rhône-Poulenc, including the sulfur/carbonate unit, the acetics unit and the chlorine unit. Mr. Bécuwe began his career as a research engineer with the Rhône-Poulenc group in 1970.

        André Blazquez has been President of the Polyamide Division since March 2001. He began his career with Rhône-Poulenc, where he joined the production department of Nyltech (engineering plastics) in 1981 before moving to the industrial management department of Silicones in 1985. In 1988 he was appointed President of Rhône-Poulenc's silicones activities in Spain. In 1991 he became President of Rhodiamul and Erkol and in 1993 he was appointed Executive Vice President of Rhône-Poulenc Quimica in Barcelona. In 1994 he became an analyst in Rhône-Poulenc's Corporate Economic Control Department, and in 1997 he became Executive Vice President of Rhône-Poulenc.

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

        Yves Brissy has been Senior Vice President and General Counsel of Rhodia since December 16, 1999. Prior to being named to his current position, Mr. Brissy served as Head of Legal Affairs, then General Counsel of the Rhône-Poulenc group from 1987 to 1999. Before joining the Rhône-Poulenc group, Mr. Brissy was Head of the Legal Department of the Fiat Glass Unit of the Saint-Gobain Group.

        Bernard Chambon has been Group Executive Vice President of Human Resources and Internal Communications since April 2002, after having served as Executive Vice President in charge of Human Resources and Communication since January 1, 1998. Prior to being named to his current position, Mr. Chambon served as President of Human Resources and Communication for the Chemicals segment's European operations, Senior Vice-President of Rhône-Poulenc's Organic and Inorganic Intermediates segment and Director of Development of Human Resources for the Rhône-Poulenc group. Prior to joining the Rhône-Poulenc group in 1989, Mr. Chambon held senior human resources positions at Bouygues, Aerospatiale and Fiat.

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

        Myron Galuskin has been President of the North America Zone as well as President of Rhodia Inc. since September 1998. Mr. Galuskin served as Rhodia Inc.'s Vice-President of Operation Services from January 1, 1998. Mr. Galuskin joined the Rhône-Poulenc Group in 1992 as Vice-President and General Manager for Environmental Services at Rhône-Poulenc Inc. Prior to 1992 Mr. Galuskin has held numerous positions in the chemical industry.

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

        Pierre Prot has been Senior Vice President and Chief Financial Officer (Vice-President in charge of Finance Function) of Rhodia since January 1, 1998. From 1996 to 1998, Mr. Prot served as Financial Director of the Rhône-Poulenc chemicals segment's European operations and was Corporate Finance Director of Rhône-Poulenc from 1986 to 1996. Mr. Prot began his career with Rhône-Poulenc in 1978.

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

Compensation

        The aggregate amount of compensation paid to the executive officers, including the CEO, of Rhodia as a group (15 persons total in 2002) for services in all capacities in respect of the 2002 fiscal year was €7,038,260.

        The aggregate amount set aside or accrued by Rhodia to provide pension, retirement or similar benefits for the same executive officers as a group in respect of the 2002 fiscal year was €617,073.

        The compensation of Rhodia's directors is proposed by the Compensation and Selection Committee of the board of directors. Such aggregate amount of compensation includes approximately €432,360 in Rhodia directors' fees for the year 2002. A further €239,182 in directors' fees for other companies within the Rhodia group have been paid in 2002.

        The table below sets forth the total compensation and benefits paid in fiscal year 2002 by Rhodia and companies in which it exercises control to Rhodia's directors, in accordance with the provisions of article L 225-102-1 of the French Commercial Code.

	2002
	(€)
Current Directors
Jean-Pierre Tirouflet	938,527	(2)(3)(4)
Jean-Marc Bruel	16,612	(1)
Walter Cirillo	289,224	(2)(3)(5)
Pierre-Gilles de Gennes	0	(3)
Patrick Langlois	20,412	(1)
Pierre Lévi	47,850	(1)
Klaus Mangold	41,850	(1)
Yves René Nanot	24,212	(1)
Hubertus Sulkowski	50,000	(1)
Pierre de Weck	50,000	(1)
Former Directors (Termination Date)	(€)
Edouard Stern (April 29, 2003)	17,412	(1)
Pierre Letzelter (April 23, 2003)	16,612	(1)
Thierry Breton (September 24, 2002)	33,450	(1)
Jean-René Fourtou (October 25, 2002)	37,250	(1)
Igor Landau (October 25, 2002)	26,650	(1)
Aimery Langlois-Meurinne (June 14, 2002)	25,025	(1)
Thierry de Rudder (June 13, 2002)	25,025	(1)

(1)
Director's fees for meeting of the board of directors and its committees.

(2)
Gross amount paid (excluding social charges paid by employer).

(3)
Not compensated for services as director.

(4)
In 2002, Mr. Tirouflet also received options to subscribe up to 150,000 shares at an exercise price of €15.00 and with an expiration date of March 19, 2014.

(5)
In 2002, Mr. Cirillo also received options to subscribe up to 15,000 shares at an exercise price of €12.04 and with an expiration date of March 19, 2014.

        Except as set forth above, the Company's affiliated directors are not compensated for their services as directors. The Company's directors are eligible to receive an annual fee plus fees for attendance at meetings of the board of directors and for attendance at committee meetings. The board of directors of Rhodia has decided to limit the maximum amount of fees payable to each director for his services to €50,000 per year.

        Senior management has entered into agreements with Rhodia that provide for payment of up to three years of salary in the event of termination or substantial reduction of responsibility following a change of control of Rhodia.

        Rhodia does not have any service contracts with members of its board of directors, acting in their capacity as directors, providing for benefits upon termination of their position as a director.

        As part of Rhodia's strategy to reinforce a result-oriented management approach, each member of senior management has been required to invest one year's salary in Rhodia shares. In addition, management salaries are composed of fixed and variable portions, with amounts payable under the variable portion to be determined on the basis of achievement of semi-annual performance objectives, except for the chairman and chief executive officer, whose objectives are set annually by the board of directors upon proposal of the compensation and selection committee.

Employees

        The table below sets forth the number of Rhodia's employees by geographic location as of December 31, 2000, 2001 and 2002.

	As of December 31,
	2000	2001	2002
Total	29,448	26,925	24,523
By Division:
Consumer Specialties	24%	19%	22%
Polyamide	23	24	23
Industrial Specialties	11	11	12
Fine Organics	15	16	16
Services and Specialties	12	13	13
Others	15	17	14

Total	100%	100%	100%

By Geographic Zone:
Europe	62%	62%	59%
North America	12	12	14
Latin America	19	19	16
Asia/Pacific	7	7	10

Total	100%	100%	100%

        Membership of Rhodia's employees in trade unions varies from country to country, and Rhodia has entered into various collective bargaining agreements. In France, the five principal French labor unions are represented at Rhodia's facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salaries and working conditions. Management also holds other periodic consultations with representatives of the employees. In recent years, there have been no significant strikes or work stoppages. Rhodia believes that relations with its employees and unions are satisfactory.

Employee and Director Share Ownership

Director and Executive Share Ownership

        The table below lists, to the best of Rhodia's knowledge, the total number of shares owned by the members of Rhodia's board of directors and by the executive committee (as a group) as of December 31, 2002.

	At December 31, 2002
	Shares	Percent of class
Identity of person or group
Jean-Pierre Tirouflet	86,953	*
Jean-Marc Bruel	7,967	*
Walter Cirillo	5,000	*
Pierre-Gilles de Gennes	100	*
Patrick Langlois	8,832	*
Pierre Letzelter	400	*
Klaus Mangold	100	*
Pierre Levi	14,560	*
Yves René Nanot	3,000	*
Edouard Stern	1,000	*
Hubertus Sulkowski	100	*
Pierre de Weck	100	*
Members of the executive committee (15 persons, including Mr. Tirouflet)	274,323

(*)
Less than 1.0%.

        Rhodia does not report the individual shareholdings of executive committee members. The individual amount held by any member of this group is less than 1% of Rhodia's share capital, including any shares held indirectly.

Options

        Pursuant to a resolution adopted by the stockholders on April 18, 2000, the board of directors was authorized to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of 7,330,000 ordinary shares at an exercise price of no less than 95% of the average opening price per share for the 20 trading days preceding the date of the grant.

        Pursuant to this authorization, the board of directors granted under the March 16, 2001 plan, options to subscribe to a maximum of 2,580,267 shares at an exercise price of €15.70 and under the March 20, 2002 plans, options to subscribe to a maximum of 3,000,000 shares at an exercise price of €12.04.

        Under the March 16, 2001 plan, the board of directors granted 300,000 stock subscription options to Jean-Pierre Tirouflet as Chairman and CEO of the Company. The exercise price of these options, which are exercisable for a period of eight years effective March 16, 2005, was set by the board at €15.70 in accordance with the authorization of the annual stockholders' meeting of April 18, 2000. At the same board meeting, an aggregate of 580,000 stock subscription options were also granted by the board of directors to the twelve top managers other than the CEO, who received the largest individual number of total options granted. The exercise price of these options was set at €15.70.

        Under the March 20, 2002 plan, the board of directors granted options to subscribe up to 150,000 shares to Jean-Pierre Tirouflet, in his capacity as Chairman and Chief Executive Officer of Rhodia. In addition, Rhodia granted options to subscribe to 15,000 shares to Walter Cirillo, in his capacity as Regional Director of Rhodia's Latin America Zone. Further to a personal commitment, Jean-Pierre Tirouflet has agreed to have the exercise price for his 150,000 options fixed at €15.00 (compared to €12.04 for all other beneficiaries).

        The table below sets forth the number of options granted, the names and positions of the ten wage-earners of Rhodia and other group companies who received the most options under the 2002 plan other than the Chairman and CEO.

Name	Position	Number of Options
Gilles Auffret	President and Chief Operating Officer	60,000
Laurent Schmitt	President, Rhodia Technical Fibers	50,000
Jean-Claude Bravard	Group Executive Vice President, Science, Innovation and Technology	49,500
Jean-Julien Baronnet	Group Executive Vice President, Commercial and Marketing and External Communications	46,500
Bernard Chambon	Group Executive Vice President, Human Resources and Internal Communications	46,500
Michel Ybert	President, Consumer Specialties Division	45,000
Yves Brissy	Senior Vice President and General Counsel	37,500
Pierre Prot	Senior Vice President and Chief Financial Officer	37,500
Jean-Pierre Clamadieu	President, Fine Organics Division	34,500
Jacques Bécuwe	President, Industrial Specialties Division	31,500

        The general stockholders' meeting held on May 21, 2002, cancelled the April 18, 2000 authorization for the non-used part and authorized the board to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of 6,000,000 ordinary shares at an exercise price of no less than 95% of the average price per share for the 20 trading days preceding the date of grant.

        Pursuant to the authorization granted by the May 21, 2002 general stockholders' meeting, the board of directors meeting of May 28, 2003 decided to establish two stock subscription option plans. Under the first plan, the board of directors granted options to subscribe to a maximum of 1,312,948 shares at an exercise price of €5.50 to 556 beneficiaries. Under the second plan, which is subject to the achievement of a specific economic ratio as an exercise condition, the board of directors granted options to subscribe to a maximum of 643,400 shares at an exercise price of €5.50 to 108 beneficiaries.

        The table below sets forth certain information relating to Rhodia's share subscription plans.

Stock Option Plans	1998(2)	1998/1999	1999/2000	2000	Special ChiRex Allotment		2001		2002(6)		2003		2003
Date of stockholders' meeting approval	05/13/1998	05/13/1998	05/13/1998	05/13/1998	04/18/2000		04/18/2000		04/18/2000		05/21/2002		05/21/2002
Date of grant, as set by the board of directors	06/24/1998	02/23/1999	02/23/1999	03/30/2000	09/27/2000		03/16/2001		03/20/2002		05/28/2003		05/28/2003
Number of options outstanding	17,810	1,486,700	1,096,005	1,906,275	150,000		2,457,347		1,985,125		—		—
Number of participants (at December 31, 2002)	15	361	360	526	3		787		564		556	(8)	108	(8)
Options granted(1)	1,600,000	1,580,000	1,200,000	2,100,000	150,000		2,580,267		2,000,000		1,312,948		643,400
Exercise price(9)	€21.34	€15	€15	€17.14	€16.26		€15.70		€12.04	(5)	€5.50	(7)	€5.50	(7)
Discount compared to the reference price	None	None	None	None	None		None		None		None		None
Maximum term (years)	10 yrs	10 yrs	10 yrs	10 yrs	10 yrs		12 yrs		12 yrs		12 yrs		12 yrs
Exercise period for French tax residents	5 yrs from 6/24/03	5 yrs from 2/23/04	5 yrs from 2/23/04	5 yrs from 3/30/05	—		8 yrs from 3/16/05	(3)	8 yrs from 3/20/06	(3)	8 yrs from 5/28/07	(3)	8 yrs from 5/28/07	(3)
Exercise period for Non-French tax residents	7 yrs from 6/24/01	7 yrs from 2/23/02	7 yrs from 3/1/02	7 yrs from 3/30/03	7 yrs from 09/27/03	(4)	9 yrs from 3/16/04		9 yrs from 3/20/05		9 yrs from 5/28/07		9 yrs from 5/28/07
Total number of exercised options	0	0	0	0	0		0		0		0		0

(1)
Corresponds to the maximum number of options, which can be granted. Each option gives the right to subscribe to one Rhodia share.

(2)
Rhodia proposed to holders of options of the 1998 Plan to exchange their existing options for options created under the February 1999 Plan, at a rate of four existing options for three of the new ones. In order to carry out this exchange, the holders of the existing options had to fully renounce the right to exercise the existing options, in writing, before March 31, 1999. For this reason, of the 1,597,000 options initially granted in 1998, there were 19,010 options remaining at December 31, 1999.

(3)
The Law of May 15, 2001 relating to new economic regulations modified the lock-up period applicable to the participants with tax residency in France. This period is now four years and no longer five.

(4)
As the participants in the ChiRex allotment of 2001 are exclusively foreign tax residents, their options may be exercised in the third year following their grant.

(5)
This exercise price, which was originally set at €10.81, was adjusted up to €12.04 by the board of directors on May 21, 2002 except for Jean-Pierre Tirouflet, that further to a personal commitment, has agreed to have the exercise price for his options fixed at €15.00.

(6)
Simultaneous with this plan, the board of directors decided to create a second plan which would grant 1,000,000 options to 123 participants. These options lapsed due to non-achieved exercise conditions.

(7)
Further to a personal commitment, Jean-Pierre Tirouflet has agreed to have the exercise price for his options fixed at €15.00.

(8)
Number of participants at May 28, 2003.

(9)
Exercise prices have been rounded up.

        For a more detailed discussion of Rhodia's share option plans, see Note 27 to the Consolidated Financial Statements.

Item 7. Major Stockholders and Related Party Transactions

        The table below sets forth ownership in Rhodia's ordinary shares.

	Shares	% of Shares
Artisan	9,073,000	5.1%
Aventis(1)	27,460,052	15.3%
Crédit Lyonnais(2)	17,752,562	9.9%
Groupe Bruxelles Lambert(3)	9,038,000	5.0%
Employees	11,011,319	6.1%
Public	104,974,255	58.6%

Total	179,309,188	100.0%

(1)
Based on the public declaration filed by Aventis with the Conseil des Marchés Financiers (the French Financial Market Council) on May 5, 2003.

(2)
Based on the public declaration filed by Credit Lyonnais with the Conseil des Marchés Financiers (the French Financial Market Council) on May 7, 2003.

(3)
Includes 300,000 shares held indirectly through Pargesa Holding S.A.

        Rhodia is not aware of any other person owning directly or indirectly more than five percent of Rhodia's share capital. To the best of Rhodia's knowledge, as of January 31, 2003, the officers and directors of Rhodia collectively owned 349,156 ordinary shares of Rhodia, representing 0.2% of its share capital.

        To Rhodia's knowledge, at December 31, 2002, there were 179,309,188 ordinary shares issued and outstanding, of which the portion of Rhodia's outstanding shares held by U.S. persons was approximately 11.2%. At December 31, 2002, 2,348,300 ordinary shares were in the form of ADSs, representing 1.3% of the total share capital and held by 393 registered holders, of which approximately 367 were U.S. persons.

        In October 1999, Aventis issued approximately 44 million notes exchangeable for Rhodia shares, maturing on October 22, 2003. Following the successful completion of a cash tender offer for the notes in December 2002, Aventis redeemed the notes prior to maturity at par plus accrued interest, effectively canceling all outstanding notes. Aventis has announced its intention to dispose of the shares by any means, including by disposing of the shares on the market or over-the-counter, whether by way of financial transactions or in the context of a transaction with industrial or other parties. Aventis has also indicated its intention not to sell on the market the shares underlying the notes that it has repurchased pursuant to the offer if it appears that such disposal would have a negative impact on the market price of Rhodia's shares. On May 2, 2003, Aventis reduced its stake in Rhodia to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais concerning 17.8 million Rhodia shares (40% of its Rhodia shareholding).

        In connection with receiving regulatory approval from the antitrust directorate of the European Commission for the merger of Rhône-Poulenc and Hoechst in 1999, Rhône-Poulenc undertook to engage an independent auditor to certify to the European Commission on a quarterly basis the separation of the managements of Rhodia and Rhône-Poulenc.

        In addition, Aventis appointed BNP Paribas (formerly Paribas) in its capacity as accredited financial intermediary, to receive and verify its instructions relating to the voting of the Rhodia shares held in Aventis's name. In this regard, Aventis agreed to send to BNP Paribas, on the occasion of each general meeting of the stockholders of Rhodia, a signed blank proxy to vote the Rhodia shares held in Aventis's name in favor of all resolutions proposed or approved by Rhodia's board of directors and against all others. BNP Paribas has agreed to verify that such signed blank proxy has been given by Aventis in this manner and to forward it to Rhodia or its accredited financial intermediary responsible for organizing such general meeting. BNP Paribas has also agreed to notify the European Commission in writing each time it receives and has verified and forwarded a blank proxy. This appointment took effect from June 30, 2001. Aventis has agreed with the European Commission that it will not revoke these instructions, except in certain circumstances. In particular, upon the occurrence of an extraordinary financial event (such as a merger or tender offer), Aventis would regain control of its voting rights, subject to prior notification to the European Commission. BNP Paribas's appointment will expire once Aventis holds less than 5% of Rhodia's share capital. The European Commission approved the divestment plan described above on September 15, 1999.

        The major stockholders of Rhodia do not have voting rights different than those of other stockholders.

Related Party Transactions

        In the ordinary course of business, Rhodia purchases materials, supplies and services from numerous suppliers throughout the world, including from time to time companies with which members of Rhodia's board of directors are affiliated including Aventis. See Note 3 to the Consolidated Financial Statements for a description of Rhodia's transactions with Aventis. Rhodia does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved. See "Item 6. Directors, Senior Management and Employees" for information on the outside affiliations of Rhodia's directors.

Agreements with Aventis

        For the purpose of governing certain of the on-going relationships between Rhodia and Aventis at the time Rhodia was formed in 1998, Rhodia and Aventis or their respective subsidiaries, as applicable, entered into various agreements described below (the "Aventis Agreements") prior to Rhodia's initial public offering. Because such agreements were reached while Rhodia was wholly owned by Aventis, the Aventis Agreements and certain of the terms and transactions provided for therein may have differed from those which could have resulted from negotiations between fully independent parties. In connection with Aventis's divestiture of its interest in Rhodia, Aventis and Rhodia agreed on October 14, 1999 to certain principles set forth in a "Heads of Agreement" under which the Aventis Agreements were to be modified or terminated. The summaries of the Aventis Agreements set forth below describe the material provisions of such agreements as modified by the terms of the Heads of Agreement.

Environmental Indemnification Agreement

        Rhodia and Aventis entered into an Environmental Indemnification Agreement dated May 26, 1998, which provided for indemnifications between Rhodia and Aventis principally with respect to certain environmental liabilities that could arise in connection with Rhodia's chemicals business at sites transferred to Rhodia effective January 1, 1998. The agreement provided for termination of the indemnification obligations of Rhodia and Aventis on December 31, 2007.

        Pursuant to the Environmental Indemnification Agreement, the total amount of indemnification by Aventis would not exceed €122 million in the aggregate. In 2001, Rhodia made claims to Aventis pursuant to this agreement for several sites and recorded a receivable for €35 million. In 2002, Rhodia recorded an additional €3 million receivable and collected €26 million from Aventis in connection with the Environmental Indemnification Agreement. Following approval from Rhodia's board of directors and Aventis' supervisory board, Rhodia and Aventis entered into a settlement agreement on March 27, 2003 pursuant to which Aventis will pay to Rhodia an indemnification settlement of €88 million, which amount includes the €26 million received in 2002 and €31 million received in the first quarter of 2003.

The remaining €31 million will be paid no later than June 2007 upon the making of any future environmental claims by Rhodia, and bears interest through the date of payment. The agreement settles Rhodia's present and future claims under the Environmental Indemnification Agreement and terminates the agreement.

Cross-Indemnification Obligations

        In connection with the reduction of Aventis's ownership interest in Rhodia in October 1999, Rhodia and Aventis agreed to include a cross-indemnification provision in the Heads of Agreement. Pursuant to this provision, Aventis will indemnify Rhodia against any damages incurred by Rhodia arising out of an action or claim brought by a third party against Rhodia to the extent such action or claim results solely from the business operations of Aventis or those of its subsidiaries. Similarly, Rhodia will indemnify Aventis against any damages incurred by Aventis arising out of an action or claim brought by a third party against Aventis to the extent such action or claim results solely from the business operations of Rhodia or of those of its subsidiaries.

Item 8. Financial Information

        See "Item 18. Financial Statements" for a list of financial statements and other financial information filed with this annual report. Other than as disclosed in this annual report on Form 20-F, there have been no significant changes since the date of the financial statements.

Legal Proceedings

        Rhodia is involved in certain claims and lawsuits as part of its ordinary course of business involving primarily claims made by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Some of Rhodia's North American subsidiaries have potential liabilities under the U.S. federal "Superfund" laws and federal or state environmental regulation. However, in light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

        Rhodia Polyamide Intermediates, a wholly-owned group subsidiary, has been involved in arbitration proceedings with DuPont China Holding and LYPFC (Lioyang Petrochemical Fiber Company, an affiliate of Sinopec). The proceedings related to a joint venture formed by Rhodia and these two partners in 1996 in Sanlong, People's Republic of China, for the production of nylon salt. Rhodia settled the proceedings with both DuPont China Holding and LYPFC in 2002.

        Rhodia Fosfatados de Mexico was involved in a tax dispute with the Mexican tax authorities concerning alleged failure by Albright & Wilson, prior to its acquisition by Rhodia, to pay duties on certain imported products. The initial claim amounted to approximately $24 million in December 1998. Rhodia contested this claim before the court of first instance, which decided in Rhodia's favor.

        Rhodia is not involved in any other legal or arbitration proceedings, including environmental proceedings, that management expects to have a material adverse effect on Rhodia's business, financial condition or results of operations, either individually or in the aggregate.

Dividend Policy

        Rhodia has declared dividends for each of the three fiscal years completed since its formation. The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

Year to which Dividend Related	Dividend per Share	Dividend per Share Including Avoir fiscal
	€	€
1998	.20	.30
1999	.40	.60
2000	.40	.60
2001	.12	.18
2002(1)	.12	.18

(1)
2002 dividend to be paid on July 1, 2003.

        The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of Rhodia's board of directors and approval by the stockholders at the stockholders' annual meetings. Rhodia will only be able to pay dividends if its financial performance, general business conditions and our management's business plans permit it. Consolidated net income in each fiscal year (after deduction for depreciation and provisions), as increased or reduced, as the case may be, by any income or loss of Rhodia carried forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws, is available for distribution to the stockholders of Rhodia as dividends.

        Under French corporate law, Rhodia is required to allocate 5% of its unconsolidated statutory net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund before a dividend may be paid with respect to that year. Funds must be allocated until the amount in such reserve funds is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital as increased or reduced from time to time. The legal reserve constitutes a legal guarantee for third parties dealing with Rhodia and, accordingly, it may not be distributed to stockholders, nor used by Rhodia to purchase treasury shares. In the event of loss, the reserve funds will be used to compensate such loss in the absence of any other available reserve. As of December 31, 2002, Rhodia's legal reserve was equal to approximately 18% of the nominal value of its share capital. This restriction on the payment of dividends also applies to each of Rhodia's French subsidiaries on an unconsolidated basis.

        Upon recommendation of Rhodia's board of directors, Rhodia's stockholders may at the annual general meeting decide to allocate all or part of the distributable profits of Rhodia, if any, to one or more special or general reserves, to carry them forward as retained earnings to the next fiscal year, or to allocate them the stockholders as dividends. Rhodia's board of directors may propose a dividend for approval by the stockholders at the annual general meeting of stockholders.

        Rhodia must distribute dividends to its stockholders pro rata according to their share holdings.

        In addition, if Rhodia has earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by Rhodia's auditors, Rhodia's board of directors may, without stockholder approval, distribute interim dividends, to the extent such distributable income is available, subject to French corporate law and regulations.

        In addition, Rhodia's by-laws authorize the stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in Rhodia's shares. For dividends or interim dividends paid in shares, prior authorization by a stockholders' meeting is required.

        The actual dividend payment date is decided by Rhodia's stockholders at an ordinary general meeting or by Rhodia's board of directors, if no decision is taken by its stockholders. Rhodia must pay any dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment revert to the French State.

        The record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the depositary in euro and, subject to certain exceptions, be converted to dollars by the depositary.

        Any dividends paid to U.S. holders of shares or ADSs who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S.-France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. Certain U.S. holders of shares or ADSs who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, or tax credit, less applicable French withholding tax at a rate of 15%. Payment equivalent to the French avoir fiscal, less applicable French withholding tax, will generally be made by the French State only following receipt of a claim for such payment and, in any event, not before January 15 of the year following the calendar year in which the dividend is paid. Certain U.S. tax-exempt holders of shares or ADSs will be entitled only to partial payments of the French avoir fiscal. See "Item 10. Additional Information—Taxation" for a summary of these and other French and U.S. tax consequences to holders of shares or ADSs. Prospective purchasers of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

Item 9. The Offer and Listing

Markets

        The ordinary shares of Rhodia are traded on the Premier Marché of Euronext Paris, their principal trading market, under the Euroclear code 12013. In the United States, the ordinary shares trade in the form of American Depositary.

        Shares issued by Citibank N.A., as depositary, each representing one ordinary share (the "ADSs"). The ADSs are listed on the New York Stock Exchange where they trade under the symbol "RHA."

        The table below sets forth, for the periods indicated, the reported high and low sales prices in euro for Rhodia's ordinary shares on Euronext Paris and the high and low sales prices in dollars for the ADSs on the NYSE (source: Dow Jones).

	Euronext Paris Price Per Share		NYSE Price ADS
Calendar Period
	High	Low	High	Low
	€	€	($)	($)
June 2003 (through June 25)	5.90	4.92	6.73	5.65
May 2003	6.09	4.79	6.81	5.70
April 2003	6.20	4.82	6.55	5.35
March 2003	6.60	4.25	6.84	4.88
February 2003	7.04	4.84	7.41	5.40
January 2003	8.43	6.18	8.64	6.85
December 2002	8.60	6.90	8.55	7.20
2003 First quarter	8.43	4.25	8.64	4.88
2002 Full Year	12.40	5.75	11.35	5.75
First quarter	11.63	8.87	10.20	8.10
Second quarter	12.40	8.11	11.35	8.00
Third quarter	9.99	6.11	9.35	6.23
Fourth quarter	8.81	5.75	8.55	5.75
2001 Full Year	17.00	5.01	15.95	5.60
First quarter	17.00	12.60	15.95	11.50
Second quarter	15.25	11.50	13.62	10.20
Third quarter	13.00	5.75	11.40	5.75
Fourth quarter	11.72	5.01	10.25	5.60
2000	23.63	11.90	24.19	10.50
1999	23.10	10.35	23.63	12.13
1998(1)	28.16	9.88	30.44	11.81

(1)
Rhodia listed on Euronext and on the NYSE on June 25, 1998.

Stock Options

        Rhodia's stock option plans are described in "Item 6. Directors, Senior Management and Employees—Employee and Director Share Ownership" and in Note 27 of the Consolidated Financial Statements included elsewhere herein.

Trading Practices and Procedures on Euronext Paris Markets

Euronext Paris

        Effective September 22, 2000, after the successful completion of an exchange offer, the ParisBourseSBF S.A. or the "SBF," the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European stock exchange. Euronext is comprised of Euronext Paris, Euronext Amsterdam and Euronext Brussels. Through the exchange offer, all the stockholders of the SBF, the Brussels exchanges and the Amsterdam exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. on October 27, 2000. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris S.A. retains responsibility for the admission of shares to Euronext Paris's trading markets as well as the regulation of those markets.

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

        Securities listed on the Premier Marché are traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. with a closing auction at 5:30 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Euronext Paris publishes a daily official price list that includes, among other things, price information on listed securities.

        Euronext Paris places securities listed on the Premier Marché in the category "Continu" or the category "Fixing", depending on the trading volume of the securities. Rhodia's ordinary shares are placed in the category "Continu", which includes the most actively traded securities.

        Trading in securities listed on the Premier Marché may be suspended by Euronext Paris S.A., if quoted prices exceed certain price limits defined by the relevant regulations. In particular, if the quoted price of a Continu security varies by more than 10% from the prix de référence (reference price, which is generally the previous day's closing price or the opening price of the trading session), trading may be suspended for up to 4 minutes. Further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from a new reference price equal to the price, which caused the first trading suspension. If the quoted price of a Continu security varies by more than 2% from the last quoted price, trading may be suspended for up to 4 minutes. On its own initiative or upon justifiable request of the issuer, Euronext Paris S.A. may also suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des marchés financiers or CMF, the self-regulatory authority over French stock exchanges, may also suspend trading.

        Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash settlement basis ("au comptant"). However, market intermediaries are also permitted to offer investors a deferred settlement service (Ordre stipulé à réglement livraison différé, or OSRD) for a fee. The OSRD allows stockholders to benefit from certain leverage and other special features of the previous monthly settlement market (marché à règlement mensuel). The OSRD is only available for trades in securities that either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million on Euronext Paris S.A. and that are cited on the list published by Euronext Paris. Investors in shares eligible for OSRD service can elect on the determination date (date de liquidation), which is at the latest the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Rhodia's shares are eligible for the OSRD service.

        Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of securities executed with a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place during the month preceding a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

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

Purchase of Rhodia's Own Shares

        Under French law, Rhodia may not issue shares to itself.

        However, Rhodia may, either directly or through a financial intermediary acting on its behalf, purchase its shares for one of three purposes:

  1.
  to reduce its share capital by canceling the shares Rhodia purchases, with its stockholders' approval at an extraordinary general meeting,

  2.
  to provide shares to its employees under a profit-sharing plan or stock option plan, with its stockholders' approval at an extraordinary general meeting, or

  3.
  to acquire up to 10% of its share capital in connection with a corporate share repurchase program, provided Rhodia's shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) and provided Rhodia has received the approval, or visa, of the COB on a Note d'information and the approval of its stockholders at an ordinary general meeting. Since December 4, 2000 French regulation allows listed companies to file the Note d'information with the COB either prior to the general meeting granting the authorization or after the board's decision to launch the program, i.e., after the general meeting.

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

        Rhodia must hold any shares it repurchases in registered form. These shares also must be fully paid up. Shares repurchased by Rhodia are deemed outstanding under French law but are not entitled to dividends or voting rights, and Rhodia may not exercise the pre-emptive subscription rights attached to them.

        The stockholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the pre-emptive subscription rights attached to the other shares. However, if the stockholders decide to take them into account, Rhodia must either sell the rights attached to the shares Rhodia holds on the market before the end of the subscription period or distribute them to the other stockholders on a pro rata basis.

        In the event that the buyback program provides for the shares to be specifically allocated, either for stabilization purposes, or for employee stock option plans, they will be entered into the balance sheet as assets.

        At the general meeting on April 29, 2003, Rhodia's stockholders granted a share repurchase authorization to Rhodia's board, which previously obtained the visa no. 03-208 dated April 1st, 2003 from the COB. The board may use this authorization for the purpose of (i) stabilizing the price of Rhodia's shares by systematically intervening to reverse trends; (ii) purchasing or selling shares depending on market conditions; (iii) retaining the repurchased shares or transferring them by any means, including block trades or assimilated transactions; (iv) granting stock options to employees of Rhodia and/or its group; (v) canceling the repurchased shares in order to optimize management of Rhodia's assets and finances; (vi) using shares as payment or exchange in transactions, particularly acquisitions; and (vii) distributing shares to current owners of Rhodia's securities who exercise any rights they may have to acquire additional shares. The stockholders set a price ceiling for the purchased shares of € 24 (subject to adjustments) per share and a price floor for the sold shares of € 4 per share (subject to adjustments). The authorization was granted for a period until the annual general meeting that would review the financials for the year ending December 31, 2003 and, in any event, until no later than October 29, 2004.

Trading in Rhodia's Own Shares

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

  •
  trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between these intermediaries, in each trading session;

  •
  any block trades may not be made at a price above the current market price; and

  •
  each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

        Since Rhodia's shares are continuously quoted (cotation en continu), a trade must meet the following additional requirements to be considered valid:

  •
  the trade must not influence the determination of the quoted price before opening of trading, at the opening of trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price;

  •
  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

  •
  the trade must not account for more than 25% of the total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares that are eligible for the deferred settlement service (SRD) such as Rhodia's shares.

        However, there are two periods during which Rhodia is not permitted to trade in its own securities:

  •
  the 15-day period before the date on which Rhodia makes its consolidated or annual accounts public; and

  •
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

        After making an initial purchase of Rhodia's own shares, Rhodia must file monthly reports with the COB and the CMF, the self-regulatory authority over French stock exchanges, that contain specified information about subsequent transactions. The CMF makes this information available to the public.

Item 10. Additional Information

Ownership of Shares by Non-French Persons

        Under French corporate law, there is no limitation on the right of non-residents or non-French stockholders to own or, where applicable, to vote securities of a French company.

        A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union ("E.U.") obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20 percent or more of a listed company's share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

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

Material Contracts

        For a summary of Rhodia's material contracts see "Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis."

Articles of Association

        Rhodia is a société anonyme, a form of French corporation, incorporated under the laws of France.

        Rhodia's registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex. Rhodia is registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. For more information about the Company, please see "Item 4. Information on the Company—Corporate History."

        The information below is a summary of the material information concerning Rhodia's share capital, together with material provisions of applicable French corporate law and of Rhodia's by-laws (statuts), as amended by Rhodia's stockholders on May 21, 2002. An unofficial English translation of the by-laws is included as an exhibit to this annual report. You may obtain copies of Rhodia's statuts in French from its registered office. Please refer to those full documents for additional details.

Board of Directors

        For a discussion of directors' powers under French corporate law and Rhodia's by-laws, see "Item 6. Directors, Senior Management and Employees—Board of Directors, Chairman and/or Chief Executive Officer."

Stockholders' Meetings and Voting Rights

        In accordance with French corporate law, there are three types of stockholders' general meetings: ordinary, extraordinary and special.

        Ordinary general meetings are required for matters such as the election, replacement and removal of directors, the appointment of statutory auditors, the approval of annual financial statements and consolidated financial statements, the declaration of dividends or authorization of dividends to be paid in shares and the issuance of debt securities.

        Extraordinary general meetings are required for the approval of matters such as amendments to Rhodia's by-laws, approval of mergers, the change of Rhodia's corporate name or its corporate purpose, increases or decreases in share capital, the contribution of a substantial part of its assets, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible, exchangeable or otherwise giving rights to subscribe equity securities and the voluntary liquidation of the Company.

        Special meetings of stockholders of a certain category of shares (such as, among others, shares with double voting rights or preferred shares without voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the stockholders' general meeting affecting these rights are effective only after approval by the relevant special meeting.

        French corporate law requires Rhodia's board of directors to convene an annual ordinary general meeting of stockholders for approval of the annual and consolidated accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary general meeting of stockholders upon proper notice at any time during the year. If the board of directors fails to convene a stockholders' meeting, Rhodia's statutory independent auditors or stockholders holding the majority of the share capital or the voting rights following a block trade or a public offer may call the meeting. Rhodia's liquidator in the event of a bankruptcy or court-appointed agent may also call a stockholders' meeting in some instances. Any of the following may request the court to appoint an agent to convene a stockholders' meeting:

  •
  one or several stockholders holding at least 5% of Rhodia's share capital,

  •
  any interested party in emergency situations,

  •
  the workers committee in emergency situations, or

  •
  duly qualified associations of stockholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of Rhodia.

        The notice of a meeting must state the agenda for the meeting.

Notice of Stockholders' Meetings

        Annual stockholders' meetings are called in accordance with the law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting. In accordance with French corporate law, Rhodia must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (the "BALO"). Such preliminary notice must first be sent to the Commission des opérations de bourse (the "COB"), the administrative agency responsible for overseeing the French securities markets. The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of meeting, the preliminary agenda, a draft of the resolutions to be submitted to the stockholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by proxy.

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

        Typically, stockholders can only vote on matters included in the agenda for the meeting. However, stockholders may vote on the dismissal of directors under certain circumstances and on certain miscellaneous matters even if they are not included on the agenda. Additional resolutions to be submitted for approval by the stockholders at the meeting may be submitted to the board of directors within ten days of the publication of the preliminary notice in the BALO by one or several stockholders holding a specified percentage of shares calculated on the basis of a formula relating to Rhodia's share capital, by the workers committee, or by a duly qualified association of stockholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of Rhodia. The board of directors must submit these resolutions to a vote of the stockholders.

        In addition to rights to certain information regarding Rhodia, any stockholder may, from the publication of the final notice to convene the stockholders' meeting until the date of the meeting, submit to Rhodia's board of directors written questions relating to the agenda for the meeting. Rhodia's board of directors must respond to such questions during the general meeting.

Attendance and Voting

        Each share confers on the stockholder the right to one vote. Participation of stockholders at a stockholders' meeting is not restricted in any way. In particular, a stockholder does not need to have a minimum number of shares in order to be able to attend or be represented at a general meeting.

        Holders of registered shares may participate in a general meeting only if they are registered in a stockholder account maintained by Rhodia, or by Société Générale, service relations sociétés émettrices, assemblées générales, BP 81236, 32 rue du Champ de Tir, 44312 Nantes Cedex 3, France, acting as financial intermediary appointed by Rhodia, at least two days before the meeting. A holder of bearer shares must obtain a certificate ("certificat d'immobilisation") from the financial intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must indicate that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting.

        Rhodia's by-laws provide that stockholders may participate in and vote at any general or special meetings by video-conference or any other electronic means of telecommunication or remote transmission that permits their identification under the conditions provided for by applicable regulations and pursuant to terms defined by the board of directors. Stockholders are thus deemed present at these meetings for the calculation of quorum and majority.

Proxies and Votes by Mail

        In general, all stockholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Stockholders may participate in general meetings either in person, by proxy or by mail or, if provided for by the by-laws, by video conference. As mentioned above, Rhodia's by-laws, as amended, provide for the possibility of participation by video-conference or any other means of telecommunication that allows the stockholders to be identified. Stockholders' votes are counted in proportion to the number of shares they hold.

        Rhodia will send proxy forms and postal vote forms to any stockholder on request. In order to be counted, the completed form must be returned at Rhodia's registered office or at any other address indicated on the notice convening the meeting, no later than two days prior to the date of the general meeting. French corporate law and Rhodia's by-laws provide that stockholders may send their proxy form and postal vote form for any general meetings either in paper form or, subject to a prior decision of the board of directors published in the preliminary notice of meeting and final notice, by remote transmission.

        A stockholder may grant a proxy to his or her spouse, to another stockholder, or, if the stockholder is a corporation, to a legal representative. Alternatively, the stockholder may send Rhodia a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by Rhodia's board of directors and against all others.

Representation of non-French residents

        A stockholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see "—Form, Holding and Transfer of Shares—Holding of Shares") if:

  •
  the registration of such an intermediary, in the form of a collective account or in several individual accounts, has been made with the account keeper;

  •
  such an intermediary has declared, when opening one or several accounts with the account keeper, that it is an intermediary holding shares on someone's behalf, under conditions imposed by law; and

  •
  such an intermediary represents that, upon Rhodia's or Société Générale's request, it will disclose the identity of the non-resident holders of the shares whose voting rights are exercised.

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

        If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened. However, when an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering an increase in Rhodia's share capital through incorporation of reserves, profits or share premiums. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the stockholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

        Approval of any resolution at an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums requires a simple majority of the votes cast. Approval of any other resolution at an extraordinary general meeting requires a two-thirds majority of the votes cast. Notwithstanding these rules, any proposal to increase stockholders' liabilities requires a unanimous vote. Abstention from voting by those present in person or represented by proxy or voting by mail counts as a vote against any resolution submitted to a vote.

        In general, each of Rhodia's stockholders is entitled to one vote per share, subject to the limitations described above and under "—Requirements for Holdings Exceeding Certain Percentages" below.

        Under French corporate law, any of Rhodia's shares held by Rhodia or by entities controlled directly or indirectly by us have no voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Stockholders

        In connection with any stockholders' meeting, Rhodia must provide a set of documents including Rhodia's annual report and a summary of the results of the five previous fiscal years in French GAAP to any stockholder who so requests.

        French corporate law requires that a special report be provided to the ordinary stockholders' meeting regarding stock options authorized and/or granted by the company.

Dividends

        Rhodia may only distribute dividends to its stockholders from its stand-alone net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or Rhodia's by-laws.

Legal reserve

        French corporate law provides that French sociétés anonymes such as Rhodia must allocate 5% of their unconsolidated statutory net profits in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in that fund equals 10% of the aggregate nominal amount of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of Rhodia's French subsidiaries on an unconsolidated basis. The legal reserve constitutes a legal guarantee for third party dealing with Rhodia and, in this respect, they may not be distributed to stockholders, nor used by Rhodia to purchase treasury shares. In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve. At December 31, 2002, Rhodia's legal reserve was €32 million.

Approval of dividends

        Upon recommendation of Rhodia's board of directors, Rhodia's stockholders may at the annual general meeting decide to allocate all or part of distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the stockholders as dividends. Rhodia's board of directors may propose a dividend for approval by the stockholders at the annual general meeting of stockholders.

        Rhodia must distribute dividends to its stockholders pro rata according to their share holdings.

Interim dividends

        In addition, if Rhodia has earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, Rhodia's board of directors may distribute interim dividends, to the extent of the distributable income without stockholder approval, subject to French corporate law and regulations.

Option to receive dividends in shares

        In addition, Rhodia's by-laws authorize the stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in its shares. For dividends or interim dividends paid in shares, prior authorization by a stockholders' meeting is required.

Date of payment of dividends

        The actual dividend payment date is decided by Rhodia's stockholders at an ordinary general meeting or by its board of directors, if no decision is taken by its stockholders. Rhodia must pay any dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment revert to the French State.

Increases in Share Capital

        As provided by French corporate law, Rhodia may increase its share capital only with its stockholders' approval at an extraordinary general meeting upon the recommendation of its board of directors. Rhodia may increase its share capital by issuing additional shares, by issuing a new class of equity securities or by increasing the nominal value of its existing shares. Increases in share capital by issuing additional securities may be effected by issuing such securities:

  •
  for cash,

  •
  subject to certain conditions, in satisfaction of Rhodia's indebtedness,

  •
  for assets contributed in kind,

  •
  by capitalization of Rhodia's profits, reserves or share premiums, in which case additional shares will be issued and delivered to its stockholders free of charge,

  •
  upon conversion, exchange or redemption of securities convertible, redeemable or exchangeable into Rhodia's shares, or

  •
  upon the exercise of stock options, share warrants or other similar securities comprising rights to subscribe for Rhodia's shares.

        Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary stockholders' meetings. Increases affected by an increase in the nominal value of shares require unanimous approval of the stockholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See "—Stockholders' Meetings and Voting Rights."

        Rhodia's stockholders may delegate to its board of directors the right to carry out any increase in share capital previously authorized by its stockholders. Rhodia's board of directors may further delegate these powers to its chairman and chief executive officer.

        Each time the stockholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide whether or not to proceed with a capital increase reserved to employees of Rhodia and its subsidiaries or on whether or not delegate to the board of directors the right to carry out such reserved capital increase.

Decreases in Share Capital

        According to French corporate law, Rhodia may decrease its share capital only with its stockholders' approval at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase its own shares, all holders of shares must be offered the possibility to participate in such a reduction. There are two ways by which Rhodia may reduce its share capital: by decreasing the nominal value of its outstanding shares or by reducing the number of outstanding shares. Rhodia may reduce the number of outstanding shares either by exchanging shares or, if the reduction is not due to losses incurred by it, by repurchasing and canceling shares. Holders of each class of shares must be treated equally unless each affected stockholder agrees otherwise.

        The Stockholders' meeting of May 21, 2002 after reviewing the Board of Director's management report and the statutory auditor's special report, decided to reduce the capital, for reasons other than for losses, by an amount of € 2,510,328,632 by reducing the nominal value of the shares from € 15 to € 1. The amount of the capital reduction, i.e., the difference between the former and the new nominal value, will be recorded on the balance sheet in the "issue premium" account. Such amount shall not be distributable but may be subsequently capitalized or serve to write off corporate losses.

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

        A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive pre-emptive subscription rights with respect to any particular offering. French corporate law requires that Rhodia's board of directors and its independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. If stockholders waive their preferential rights at an extraordinary general meeting, they may authorize Rhodia's board of directors to grant to existing stockholders a non-transferable priority right to subscribe for new equity securities issued during a limited period of time. Stockholders also may notify us that they wish to waive their own preferential rights with respect to any particular offering if they so choose.

        For additional information see "Item 3. Key Information—Risk Factors—Risks Related to our Shares and to our ADSs."

Form, Holding and Transfer of Shares

Form of Shares

        Rhodia's by-laws provide that its shares may at the stockholder's option be held either (i) in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution or (ii) in registered form in its name in an account maintained by Société Générale for Rhodia and on its behalf. It may, at its expense, change from one form of holding to the other.

Holding of Shares

        In accordance with French corporate law concerning dematerialization of securities, ownership rights of stockholders are represented by book entries instead of share certificates. Rhodia maintains a share account with Euroclear France S.A., which is administered by Société Générale. In addition, Rhodia maintains separate accounts in the name of each stockholder either directly, or, through the stockholder's accredited intermediary. Each stockholder's account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Société Générale, as a matter of course, issues confirmations to each registered stockholder as to shares registered in the stockholder's account, but these confirmations are not documents of title.

        Shares held in bearer form are held on the stockholder's behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear France S.A., which is separate from Rhodia's share account with Euroclear France S.A. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. If this alternative is adopted, the shares are referred to as being in bearer form, although no bearer document of title is issued by Rhodia or on its behalf with respect to them. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France S.A.

        Rhodia's by-laws permit Rhodia to request at any time that Euroclear France S.A. provide Rhodia with the identity of the holders of its shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. In addition, according to French corporate law, shares held by any non-French resident may be held in a collective account or in several individual accounts by an intermediary acting on the stockholder's behalf.

Transfer of Shares

        Rhodia's by-laws do not contain any restrictions relating to the transfer of shares, other than those provided for by law, regulation or statute. Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be inscribed in an account maintained by an accredited intermediary. A stockholder may initiate a transfer by giving instructions to the relevant accredited intermediary with respect to shares held in bearer form ("au porteur") or in administered registered form ("au nominatif pur") and to Société Générale with respect to shares held in pure registered form ("au nominatif pur").

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

Identification of Stockholders

        With respect to shares in bearer form, Rhodia's by-laws permit, in accordance with applicable legislation, the use of a procedure known as titres au porteur identifiables, according to which Euroclear France (or any clearing agent that may replace Euroclear France) will, upon Rhodia's request at any time, disclose all or selected information regarding Rhodia's stockholders, including name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of shares or securities that have or may in the future have a voting right held by such stockholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that may apply to these shares or securities.

        Pursuant to applicable law, the accredited intermediary that holds shares or securities in bearer form on behalf of a stockholder must transmit the above requested information to Euroclear France within 10 business days following the request. If the time limit is not complied with or if the information is inaccurate or incomplete, Euroclear France may ask French courts to compel the accredited intermediary to comply with its duties. Within 5 days after such transmission, the information is provided by Euroclear France to Rhodia on a confidential basis.

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

        If the person does not transmit the above requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the owners of the securities, the voting rights of the securities giving immediate or future access to the share capital for which such person is registered cannot be exercised until such date as such information has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date. In addition, if the person knowingly fails to comply with the obligation to disclose the identity of the relevant security owner, a court may, at Rhodia's request or at the request of one or several stockholders representing at least 5% of Rhodia's share capital, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

        According to the French Commercial Code, any entity holding more than 2.5% of Rhodia's share capital or voting rights must disclose upon Rhodia's request, the identity of any individual or entity holding, directly or indirectly, more than 33 1/3% of its share capital or voting rights attached hereto.

Requirements for Holdings Exceeding Certain Percentages

        French corporate law provides that any individual or entity (including a holder of ADSs) acting alone or in concert with others, that directly or indirectly makes an acquisition that causes the individual or entity to surpass an ownership threshold of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as Rhodia, or whose holdings fall below any of these thresholds, must notify Rhodia within 15 calendar days of crossing the threshold of the number of shares and voting rights it holds. The individual or entity also must notify the Conseil des Marchés Financiers (the "CMF") within 5 trading days of crossing any of these thresholds. The CMF is the self-regulatory organization that has general regulatory authority over French financial markets. A stockholder who, when increasing its stockholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The stockholder will not regain these voting rights until 2 years following the date that it notifies the CMF of having crossed this threshold. Also, a stockholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to 5 years by the commercial court at the request of Rhodia's chairman, any of its stockholders or the COB, or may be subject to criminal penalties, and fines.

        In addition, Rhodia's by-laws provide that any individual or legal entity that acquires, acting alone or jointly with others, directly or indirectly 0.5%, or any multiple of 0.5% up to 50%, of (i) the total number of Rhodia's shares and/or voting rights at the time of the acquisition; (ii) the total number of Rhodia's shares and/or voting rights on a fully diluted basis; or (iii) any class of other securities granting access immediately or subsequently to Rhodia's capital or voting rights, must notify Rhodia within 15 days by registered mail, return receipt requested, of the total number of current and potential shares and voting rights it holds. The holder will also indicate the date of acquisition of such securities. The same notification requirement applies to each subsequent increase and to any decrease in ownership of 0.5% or any multiple of 0.5%. Mutual fund management companies must report this information for the aggregate number of Rhodia's shares held by the funds they manage.

        If a person does not comply with this notification requirement, one or more stockholders holding 0.5% or more of Rhodia's share capital or voting rights may, upon request recorded at a stockholders' meeting, require the suspension of the voting rights attached to the shares or the securities in excess of the relevant threshold for 2 years following the date on which the owner complies with the notification requirement. This loss of voting rights shall only be effective as of the date of the acquisition of the shares in excess of the relevant threshold. In addition, any stockholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to 5 years by the Commercial Court at the request of Rhodia's chairman, any stockholder or the COB.

        To permit stockholders to give the notice required by French law, Rhodia must publish information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of Rhodia's annual general meeting in the BALO within 15 calendar days after this meeting and inform the CMF thereof. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, Rhodia must publish the number of votes then available in the BALO within 15 calendar days of this change and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to Citibank notifications regarding shares represented by ADRs and Citibank will forward the notification to Rhodia and to the CMF as soon as practicable.

        Under French law and COB regulation no 88-02, any person or persons, acting alone or in concert with others, who acquires more than 10% or 20% of Rhodia's outstanding share capital or our voting rights, either through shares or ADSs, must disclose its future intentions within fifteen calendar days following the threshold crossing to us, the CMF and the COB. The CMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France, stating whether or not they intend, within the 12-month period following the acquisition, to increase their stockholdings and to request a seat on Rhodia's board of directors and whether they are acting in concert with others. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or stockholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding threshold crossings described above.

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

Purchase of Rhodia's Own Shares

        Under the French Commercial Code, Rhodia may not issue shares to itself. However, Rhodia may purchase its own shares in the limited cases described in "Item 9. The Offer and Listing—Purchase and Trading by Rhodia in its Own Shares."

Taxation

French Taxation

        The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of Rhodia's shares. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a business conducted in France.

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

Taxation on Sale or Disposal of Shares

        Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of Rhodia shares if both of the following apply to you:

  •
  you are not a French resident for French tax purposes, and

  •
  you have held, either directly or indirectly, and as relates to individuals, alone or with relatives, not more than 25% of Rhodia's dividend rights, known as bénéfices sociaux, at any time during the preceding five years.

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

        The amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies that own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

  •
  15% of the dividend paid for the other stockholders who use the avoir fiscal in 2002, and 10% of the dividend paid for such other stockholders who will use the avoir fiscal as of January 1, 2003.

        In addition, if the distribution of dividends by us gives rise to the précompte, stockholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  70% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 15%; and

  •
  80% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 10%.

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

        Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. The stockholder can generally subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

        The following countries, French overseas territories, known as Territoires d'Outre-Mer, and other territories have made treaties with France that provide for the arrangements summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Canada Estonia Finland Gabon Germany(1)	Ghana Iceland India Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia	Mali Malta Mauritius Mexico Namibia Netherlands New Zealand Niger Norway Pakistan Senegal	Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom United States Venezuela	French Territoires d'Outre-Mer and Other: Mayotte New Caledonia Saint-Pierre and Miquelon

(1)
According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has been adopted but has not yet been published and when published, should apply retroactively as of January 1, 2002.

        Under these treaties, a stockholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

  •
  a lower rate of withholding tax, generally 15%, and

  •
  a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

        If these arrangements apply to a stockholder, Rhodia will withhold tax from the dividend at the lower rate, provided that the stockholder has previously established that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, Rhodia must withhold tax at the full rate of 25%, and the stockholders may subsequently claim the excess tax paid.

        Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. Inother countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

        Provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate, or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is 50% of the net dividend before withholding tax.

        A stockholder who is not a French resident may obtain a refund of the amount of any précompte actually paid in cash, net of applicable withholding tax, in two cases:

  •
  if the stockholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal, or

  •
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

Wealth Tax

        You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Rhodia shares if both of the following apply to you:

  •
  you are not a French resident for the purpose of French taxation, and

  •
  you own less than 10% of Rhodia's share capital, either directly or indirectly, and your shares do not enable you to exercise influence on Rhodia.

        If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax.

Taxation of U.S. Investors

        The following is a general summary of certain material U.S. federal income and French tax consequences to U.S. holders. You will be a U.S. holder if you are the beneficial owner of Rhodia shares or ADSs and all of the following five points apply to you:

  1.
  You own (directly, indirectly or through attribution) less than 10% of the outstanding share capital of Rhodia,

  2.
  You are any one of (a), (b), (c) or (d) below and you or the beneficiaries are subject to U.S. federal income taxation on a net income basis:

  (a)
  an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

  (b)
  a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

  (c)
  an estate whose income is subject to U.S. federal income tax regardless of its source, or

  (d)
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust,

  3.
  You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double

    Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, signed August 31, 1994 (the "U.S.-France tax treaty") under the "limitation on benefits" article of that treaty,

  4.
  You hold the shares or ADSs as capital assets, and

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

        Special rules may apply to United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this summary. Furthermore, this discussion is based upon current United States and French law and practice. This summary is subject to any changes or changes in interpretation to United States or French law or practice occurring after the date hereof and such changes may have retroactive effect. In addition, this summary is based, in part, upon representations made by the Depositary to Rhodia and on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. You should consult your own tax advisors concerning the U.S. federal, state or local tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

        For purposes of the U.S.- France tax treaty and the United States Internal Revenue Code of 1986, as amended, if you own ADSs evidenced by ADRs, you will be treated as the owner of the shares represented by such ADSs. Accordingly, in the following discussion, references to shares shall include ADSs unless the context specifically requires otherwise.

Taxation of Dividends

        Withholding Tax and Avoir Fiscal.    In France, companies may only pay dividends out of income remaining after tax has been paid. When stockholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

        The amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies that own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

  •
  15% of the dividend paid for the other stockholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other stockholders who will use the avoir fiscal as of January 1, 2003.

        In addition, if the distribution of dividends by us gives rise to the précompte, stockholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  70% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 15%; and

  •
  80% of the précompte paid in cash by the company for stockholders entitled to use the avoir fiscal at the rate of 10%.

        As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal.

        Under French domestic law, stockholders who are not resident in France are not eligible for the avoir fiscal and French companies normally must deduct 25% French withholding tax from dividends paid to non-residents of France.

        Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if your ownership of Rhodia shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

        Additional provisions apply if you are considered an "eligible" U.S. holder of shares or ADSs. You are "eligible" if your ownership of Rhodia shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

  1.
  You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty,

  2.
  You are a U.S. corporation, other than a regulated investment company, which owns directly or indirectly less than 10% of the capital of the French payor company,

  3.
  You are a U.S. corporation which is a regulated investment company, which owns directly or indirectly less than 10% of the capital of the French payor company, provided that less than 20% of your shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States, or

  4.
  You are a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as "eligible" under point 1. or point 2. above.

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

  •
  tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and

  •
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

        These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the Rhodia's capital and they satisfy certain filing formalities.

        The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

        For U.S. federal income tax purposes, the gross amount of any dividend and any related avoir fiscal, including any French withholding tax, will be included in your gross income as ordinary income to the extent they are paid or deemed paid out of Rhodia's current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include these amounts in income on the date payment is received by you, which, if you hold ADSs, will be the date payment is received by the Depositary. To the extent, if any, that the amount of any such distribution exceeds Rhodia's current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, it will be treated first as a tax-free return of capital and thereafter any excess will be treated as capital gain. Dividends paid by Rhodia will not give rise to any dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

        In addition, for U.S. federal income tax purposes, the amount of any dividend paid to you in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro amount received calculated by reference to the spot rate in effect on the date the dividend is received by you, in the case of shares, or by the Depositary in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the U.S.-France tax treaty. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

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

        The Précompte.    Provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate, or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is 50% of the net dividends before withholding tax.

        If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by Rhodia with respect to distributions paid to you. Under the U.S.-France tax treaty, the amount of the précompte refunded to U.S. residents is reduced by 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte actually paid in cash, but not to any précompte that is paid by off setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the second year following the year in which the dividend was paid.

        The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d'Uzès, 75094 Paris Cedex 2, France.

        For U.S. federal income tax purposes, the amount of the précompte will be included in your gross income as ordinary income in the year it is received. It will generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income). The amount of any précompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro amount received on the date the précompte is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

        In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell, exchange or otherwise dispose of your shares or ADSs in an amount equal to the difference between the amount realized on the disposition and your tax basis in the shares or ADSs. Any gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods. The deductibility of capital losses is subject to significant limitations.

        Further, any deposit or withdrawal of shares by you for ADSs will not be subject to U.S. federal income tax.

Recent U.S. Tax Law Changes Applicable to Individuals

        Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items or ordinary income. For this purpose, "qualified dividend income" generally includes dividends received from U.S. corporations as well as from certain non-U.S. corporations. The exact extent to which dividends paid by non-U.S. corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements throughout the remainder of 2003. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

Passive Foreign Investment Company Status

        A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Rhodia believes, based on its operations and assets, that it was not a PFIC for 2002. This conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of its assets, which will likely change from time to time. If Rhodia were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as "qualified dividend income" (as discussed above).

        You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of Rhodia's shares or ADSs.

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

  •
  you are domiciled in France at the time of making the gift, or at the time of your death, or

  •
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

United States Information Reporting and Backup Withholding

        Distributions paid to you and proceeds from the sale or disposal of your shares or ADSs may be required to be reported to the Internal Revenue Service. U.S. federal backup withholding at the current rate of 28% may be imposed on specified payments made to persons that fail to furnish required information. Generally, backup withholding will not apply to you if you furnish a correct taxpayer identification number or certificate of foreign status or make any other required certification. Backup withholding also does not apply to you if you are exempt from backup withholding (for example, if you are a corporation). U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9, (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any erroneous amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Dividends and Paying Agents

        Not applicable.

Statements by Experts

        Not applicable.

Documents on Display

        The documents referred to in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

        Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

Subsidiary Information

        Not applicable.

Fees for Professional Audit Services

        The following table sets forth the aggregate fees for professional audit services performed for Rhodia for the fiscal year ended December 31, 2002.

	Year ended December 31, 2002
	Pricewaterhouse- Coopers		RSM Salustro Reydel(1)
	%	Fees	%	Fees
	(in € thousands, except percentages)
Audit
Statutory audit, certification and audit of individual and consolidated financial statements	4,834	77%	464	100%
Other audit-related fees	921	15%	—	—

Sub-total	5,755	92%	464	100%

Other Services
Legal, tax-related and social fees(2)	508	8%	—	—

Sub-total	508	8%	—	—

Total	6,263	100%	464	100%

(1)
The percentage related to the auditor represents 30% of the total fees for France.

(2)
Audits performed exclusively on foreign subsidiaries.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

        The information below is based on certain assumptions and expectations that, by their nature, may prove to be incorrect, particularly due to changes in foreign exchange rates and interest rates, and changes in Rhodia's exposure to these risks.

Exchange Rate Exposure

        Rhodia's policy with respect to limiting its exposure to short-term fluctuations in exchange rates is to calculate on a daily basis its net foreign currency exposure based on its transactions, including both sale and purchase transactions, and to use financial instruments to reduce such exposure against rate changes with respect to the euro. Positions are recorded at market value, for U.S. GAAP purposes. The main instruments Rhodia currently uses are over-the-counter forward exchange contracts with maturities of generally less than six months.

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

Exposure to Commodity Prices

        Rhodia's exposure to commodity prices relates essentially to purchases of fuel, natural gas and raw materials (principally oil-derived). Over-the-counter derivative instruments do not exist for the majority of Rhodia's oil-derived raw materials. In order to reduce this indirect exposure to oil prices Rhodia uses swaps, options and futures on the Brent and Gasoil markets. Hedging instruments do not exceed 30% of estimated needs for the next 18 months. These instruments, which are listed on organized and liquid markets, are marked to market. On December 31, 2002, the maturity of these instruments did not exceed two years. The nominal value of these contracts (in Brent-based equivalents) corresponded to the hedging of 4.4 million barrels of oil at December 31, 2002.

Derivative Financial Instruments

        Rhodia's business and financial transactions expose it to various market risks, primarily exchange rate and interest rate fluctuations. For several years, Rhodia's policy has been to systematically hedge exchange risks. A system for regularly reviewing and anticipating market trends to hedge against interest rate risk has also been established. Rhodia's policy for managing market risk is based on centralizing both systematic hedging and continuous monitoring, which enables the Group to take advantage of the best available market conditions.

Sensitivity Analysis

        Rhodia uses derivatives to hedge its interest and exchange rate exposures. Since January 1, 2001, Rhodia has calculated the sensitivity of these instruments to financial markets over a one-year period on the basis of possible reasonable price fluctuations. The calculations below are evaluated at pre-tax levels.

        Financial instruments held by Rhodia that are sensitive to changes in interest rates include short-term debt and financial assets, interest rate swaps and derivatives traded in organized over-the-counter markets. The analysis of the sensitivity is calculated on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal. A 100 basis point variation on December 31, 2002 and 2001 would have resulted in a maximum variation of net interest expense of €18.48 million and €29.53 million, respectively.

        Financial instruments held by Rhodia that are sensitive to fluctuations in exchange rates include forward exchange contracts, options, and payables and receivables in foreign currency. The analysis of the sensitivity is based on an instantaneous 10% variation in the value of the euro with respect to these currencies in relation to year-end exchange rates, and all other things being equal. A 10% variation in exchange rates on December 31, 2002 and 2001 would have a maximum impact on the fair value of the instruments measured by €8.61 million and €54.09 million respectively.

        Financial instruments held by Rhodia that are sensitive to changes in oil prices (Brent), include options and swaps. The analysis of the sensitivity is calculated on the basis of a 10% variation in the Brent barrel price curve for the year in relation to year-end levels, all other things being equal. In the case of a 10% variation in the price of oil on December 31, 2002 and 2001, these financial instruments would have had a maximum negative impact on earnings of €9.02 million and €6.18 million respectively.

        Financial instruments held by Rhodia that are sensitive to changes in stock market prices were not significant at the end of 2002 and 2001.

Item 12. Description of Securities Other than Equity Securities

        Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        Rhodia's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of Rhodia's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this Annual Report on Form 20-F. Based on that evaluation, Rhodia's chief executive officer and chief financial officer have concluded that, as of the evaluation date, Rhodia's disclosure controls and procedures were effective to ensure that material information relating to Rhodia and its consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared.

        There have been no significant changes in Rhodia's internal controls or to Rhodia's knowledge, other factors that could significantly affect Rhodia's internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

        Not Applicable.

Item 18. Financial Statements

        The following Consolidated Financial Statements are filed as part of this annual report.

Item 19. Exhibits

1.1	By-Laws of Rhodia (unofficial English translation), as amended through May 21, 2002 (incorporated by reference to Exhibit 1.1 to Rhodia's Annual Report on Form 20-F filed on June 27, 2002).
8.1	List of Subsidiaries (incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements of this annual report).
10.1	Consent of Independent Auditors.
99	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS

        The following Consolidated Financial Statements are included as part of this annual report.

(This page has been left blank intentionally.)

RHODIA AND SUBSIDIARIES

Report of Independent Auditors

To the Stockholders of Rhodia,

        We have audited the accompanying consolidated balance sheets of Rhodia as of December 31, 2002 and December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash-flows for each of the three years in the period ended December 31, 2002 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in France. These financial statements are the responsibility of Rhodia's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to below (page F-4 to F-63) present fairly, in all material respects, the financial position of Rhodia and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

        Accounting principles generally accepted in France vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter, as restated, would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders' equity at December 31, 2002 and 2001, to the extent summarized in Note 29 to the consolidated financial statements.

        As explained in note 4 to these financial statements, one of the company's reporting units is still in a development stage and the carrying value of the related assets could be impacted if there were further delays in launching new drugs.

Paris, France
April 4, 2003

PricewaterhouseCoopers

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS

December 31,

(In millions of €)

	Note	2002	2001	2000
Assets
Goodwill	4	1,186	1,354	1,404
Other intangible assets	5	177	206	180
Tangible assets	6	2,743	3,561	3,759
Investments and other assets:
Deposits and long-term receivables		120	98	103
Investments accounted for by the equity method	7	172	238	269
Investments at cost	8	67	75	112
Deferred charges and other assets	9	841	584	397

Total long-term assets		5,306	6,116	6,224

Inventories	10	835	1,044	1,185
Accounts receivable	11	378	524	819
Other current assets	12	917	916	1,079
Marketable securities	14	108	180	94
Cash and cash equivalents		143	233	165

Total current assets		2,381	2,897	3,342

Total Assets		7,687	9,013	9,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

	Note	2002	2001	2000
Liabilities and Stockholders' Equity
Common stock; par value €1 in 2002, €15 in 2001 and 2000; 179,309,188 shares issued in 2002, 2001 and 2000		179	2,690	2,690
Additional paid-in capital		2,514	3	3
Retained earnings/(deficit)		(418)	(374)	(74)
Cumulative translation adjustment		(440)	(52)	(26)

Total stockholders' equity	15	1,835	2,267	2,593
Minority interests	16	23	84	87

Total stockholders' equity and minority interests		1,858	2,351	2,680
Commitments and contingencies	23
Reserves for pensions, deferred income taxes and other costs in excess of one year	17	1,233	1,239	1,149
Other long-term liabilities		141	149	57
Long-term debt	18	1,739	1,949	2,077
Short-term borrowings and current portion of long-term debt	18	645	1,036	1,248
Accounts payable		948	885	1,123
Short-term reserves for pensions, deferred income taxes and other costs	17	301	474	332
Other current liabilities	19	822	930	900

Total current liabilities		2,716	3,325	3,603

Total Liabilities and Stockholders' Equity		7,687	9,013	9,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,

(In millions of €)

	Note	2002	2001	2000
Net sales		6,617	7,279	7,419

Production costs and expenses		(4,489)	(5,166)	(5,053)
Administrative and selling expenses		(1,104)	(1,120)	(1,138)
Research and development expenses	25	(201)	(197)	(194)
Depreciation and amortization		(447)	(542)	(492)
Restructuring and environmental costs		(25)	(163)	(14)

Operating income		351	91	528
Financial expense—net	20	(123)	(186)	(177)
Other income/(expense)—net	21	(72)	(108)	(7)

Income/(loss) of consolidated subsidiaries before income taxes		156	(203)	344
Income taxes	22	(66)	86	(95)

Income/(loss) of consolidated subsidiaries		90	(117)	249
Equity in earnings/(losses) of affiliated companies		(38)	(16)	8
Amortization of goodwill		(47)	(75)	(32)

Income/(loss) before minority interests		5	(208)	225
Minority interests		(9)	(5)	(9)

Net income/(loss)		(4)	(213)	216

Earnings/(loss) per share (in €)
• Basic		(0.02)	(1.19)	1.23
Average shares outstanding		178,765,518	179,103,640	175,843,305

• Diluted		(0.02)	(1.19)	1.23
Average shares after dilution		178,765,518	179,103,640	176,351,932

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31,

(In millions of €)

	Common stock (note 15a)	Additional paid-in capital (note 15a)	Retained earnings/ (deficit) (note 15c)	Net income/ (loss)	Cumulative translation adjustment (note 15d)	Total Stockholders' Equity (note 15)
Balance, December 31, 1999	2,621	3	(462)	227	1	2,390

Allocation to retained earnings			227	(227)		—
Dividends paid			(70)			(70)
Net income				216		216
Treasury stock transactions			16			16
Translation			(1)		(27)	(28)
Capital increase	69					69

Balance, December 31, 2000	2,690	3	(290)	216	(26)	2,593

Allocation to retained earnings			216	(216)		—
Dividends paid			(85)			(85)
Net loss				(213)		(213)
Treasury stock transactions			—			—
Translation			(2)		(26)	(28)

Balance, December 31, 2001	2,690	3	(161)	(213)	(52)	2,267

Allocation to retained earnings			(213)	213		—
Dividends paid			(21)			(21)
Net loss				(4)		(4)
Reclassification	(1)	1				—
Treasury stock transactions			(10)			(10)
Translation			(9)		(388)	(397)
Reduction in par value of common stock from €15 to €1	(2,510)	2,510				—

Balance, December 31, 2002	179	2,514	(414)	(4)	(440)	1,835

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(In millions of €)

	2002	2001	2000
Net income/(loss)	(4)	(213)	216
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests	9	5	9
Depreciation and amortization of assets and changes in reserves	415	750	515
Equity in (earnings)/losses of affiliated companies	42	41	(4)
Dividends received from affiliated companies	3	21	16
Net (gains)/losses from disposals of assets	35	(15)	(13)
Other (gains)/losses from operating activities	36	(184)	(9)
Change in working capital:
(Increase)/decrease in inventories	14	123	(82)
(Increase)/decrease in accounts receivable	(19)	219	272
Increase/(decrease) in accounts payable	204	(185)	240
Increase/(decrease) in other operating assets and liabilities	(229)	114	(158)

Net cash provided by operating activities	506	676	1,002

Additions to property, plant and equipment	(374)	(483)	(503)
Other capital investments	(52)	(102)	(138)
Acquisition of Albright & Wilson and Chirex	—	—	(1,383)
Proceeds from disposals of assets	363	500	124
(Increase)/decrease in loans and short-term investments	3	(69)	(149)

Net cash used for investing activities	(60)	(154)	(2,049)

Capital increase	—	6	63
Dividends paid to Rhodia stockholders	(21)	(85)	(70)
Share (purchases)/sales	(15)	—	16
New long-term borrowings	3,156	1,927	2,222
Repayments of long-term borrowings	(3,424)	(1,770)	(1,697)
Increase/(decrease) in short-term borrowings	(194)	(535)	479

Net cash provided by/(used for) financing activities	(498)	(457)	1,013

Net effect of exchange rate changes on cash	(38)	3	5

Increase/(decrease) in cash and cash equivalents	(90)	68	(29)
Cash and cash equivalents at beginning of year	233	165	194

Cash and cash equivalents at end of year	143	233	165

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in € millions, unless otherwise stated)

1.     ACCOUNTING POLICIES

        The consolidated financial statements of Rhodia are prepared in accordance with rule no 99-02 issued by the Comité de la Réglementation Comptable (CRC) relating to the consolidated financial statements of commercial societies and public companies. Rule no 00-06, issued by the CRC in January 2002, which defines how companies account for liabilities, has been applied by Rhodia since January 1, 2000. Note 29 provides a reconciliation between accounting principles generally accepted in France (French GAAP) and accounting principles generally accepted in the United States (U.S. GAAP). The accounting policy disclosed in note 1p) differs from French GAAP. However, this policy has no material effect on Rhodia's consolidated financial statements.

(a)   Consolidation policies

        The consolidation is prepared from the accounts as of December 31.

        Rhodia's consolidated financial statements include the accounts of its significant majority-owned subsidiaries (more than 50%). Minority investments in companies where Rhodia's interest is more than 20% are accounted for under the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see note 7).

        All significant intercompany transactions are eliminated.

        The results of companies acquired are included from their respective date of acquisition. The results of companies sold are included until their respective date of sale.

(b)   Translation of foreign currencies

        For countries other than those with high inflation:

  •
  transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if any;

  •
  assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia's net investment, are accounted for net of tax as a separate component of stockholders' equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;

  •
  financial statements expressed in foreign currency are translated as follows:

  •
  statements of operations of foreign consolidated companies are translated at average exchange rates for the year;

  •
  balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates;

    •
    gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders' equity (cumulative translation adjustment);

        For countries with high inflation:

  •
  non-monetary assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of operations;

  •
  gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of operations under the heading "Other income/(expense)—net" (note 21).

(c)   Goodwill

        Goodwill represents the excess of the acquisition cost over the fair value of net identifiable assets of businesses acquired on the date of the transaction. Goodwill is amortized on a straight-line basis over a period of not more than forty years.

(d)   Other intangible assets

        Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally twenty-five years and for software from three to five years.

(e)   Tangible assets

        Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

        The principal useful lives employed are:

—Buildings	10–40 years
—Plant and equipment:
—Machinery and equipment	5–15 years
—Other equipment	3–15 years
—Vehicles	4–20 years
—Furniture	10–15 years

        Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above, and a corresponding financial debt is recorded.

(f)    Asset impairment tests

        Goodwill:

        For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the enterprise, including goodwill, with the fair value of the enterprise, which corresponds to the discounted cash flows of the enterprise, in the absence of an active market. Rhodia updates this comparison whenever events or circumstances indicate that the net book value of goodwill may not be recoverable. The methodology of valuing the reporting units is described in note 4. When the market value is less than the book value, the market value of all assets relative to the enterprise is taken into account in determining the amount of the accelerated amortization of goodwill.

        Other long-lived assets:

        The book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying value. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the discounted future cash flows.

(g)   Research and development expenses

        Research and development expenses are recorded net of subsidies and are expensed as incurred.

(h)   Investments at cost

        Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and share price.

(i)    Inventories

        Inventories are stated at the lower of average cost or net realizable value. Due to the rate of inventory turnover, average cost approximates current cost.

(j)    Investments in debt and equity securities and short-term deposits

        Investments in debt and equity securities are stated at quoted market value (if publicly traded) or at the lower of cost or net realizable value (if not publicly traded). Net realizable value is determined by reference to various criteria, including net equity and future financial results of the related company. Short-term deposits are stated at the lower of cost or market.

(k)   Deferred income taxes

        Deferred income taxes are determined at the level of each tax entity. Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates applicable to future periods are used to calculate year-end deferred income tax amounts. Any non-recoverable withholding taxes on undistributed earnings of consolidated companies are also recorded. No tax accrual is recorded on undistributed earnings as Rhodia intends to reinvest these earnings.

        Deferred tax assets resulting from net operating losses and deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.

(l)    Pension, retirement and other post-employment obligations

        Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on the "projected unit credit method" including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals, net of unrecognized net gains or losses. The unrecognized gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

(m)  Financial instruments

        Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. Generally, these instruments are valued on a mark-to-market basis with gains or losses recorded in the statement of operations. In the case of effective hedges of specific assets or liabilities, the exchange gains or losses are included in the measurement of the related transaction. In the case of hedging the net investment of a foreign subsidiary, the revaluation of the investment is recorded in cumulative translation adjustments, net of tax.

(n)   Environmental and product liabilities

        Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases), settling such claims. If an event of loss is reasonably possible but cannot be reasonably estimated, Rhodia provides appropriate disclosure in note 23a to its consolidated financial statements if such contingency is material. Rhodia records anticipated recoveries from third parties as an asset only when realization is deemed probable.

(o)   Cash and cash equivalents in the Consolidated Statements of Cash Flows

        "Cash and cash equivalents" include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

(p)   Stock options

        Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the grant (measurement) date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in note 29g.

(q)   Sales of accounts receivable

        Transfers of accounts receivable are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and when Rhodia does not maintain effective control over the transferred assets. Residual interests are recorded at fair value.

(r)   Special purpose entities

        In the management of its operations, if the need arises, Rhodia may use and own shares of special purpose entities, especially in connection with the sales of accounts receivable. Consolidation of these entities is not required since they meet the specific criteria for non-consolidation.

(s)   Estimates and assumptions

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

(t)    Revenue recognition

        Rhodia's policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the customer's price is fixed or determinable, and collectibility is reasonably assured. Revenue for services are recognized when services are performed.

(u)   Earnings per share

        Basic earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, net of shares held by Rhodia. Diluted earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the dilutive potential common shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential common shares are determined by calculating the number of common shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

(v)   Operating income

        Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, to financing or tax strategies and to disposals of activities.

(w)  Treasury stock

        Rhodia S.A. has been authorized by the general stockholders' meeting to trade in Rhodia's shares on the open market. The costs of acquiring any shares under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders' equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to stockholders' equity. Any shares purchased under these stockholder authorizations that are intended to be used for a specific purpose, or to maintain the share market price, or for distribution to employees are recorded as an asset.

2.     COMPARABILITY AND EVOLUTION OF CONSOLIDATION SCOPE

2.1.  Comparability

2.1.1.  Accounting principles

        Rhodia, after taking into account the quotation of its shares on the Paris and New York stock exchanges, and the divergence between French GAAP and U.S. GAAP, particularly relating to the accounting for the amortization of goodwill, has reclassified Amortization of goodwill below Operating income in accordance with regulation no 99-02.

        Accordingly, the Operating income for 2001 and 2000 reflects a reclassification of €75 million and €32 million, respectively.

        In addition, in order to reflect the net results of affiliated companies, Rhodia has reclassified the income tax provision relating to the associated companies from Income taxes to Equity in earnings/(losses) of affiliated companies.

        Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 and 2000 reflect a reclassification of €(8) million and €9 million, respectively.

        Goodwill and Other intangible assets are now shown separately on Rhodia's balance sheet. Certain intangible assets at December 31, 2001 and 2000 of €52 million and €54 million, respectively, that were previously recorded as "Deferred charges and other assets" have been reclassified to "Other intangible assets". Also, the negative equity of affiliated companies of €54 million and €53 million, respectively, at December 31, 2001 and 2000 that was previously recorded as a reduction of the balance sheet item "Investments accounted for by the equity method" has been reclassified to "Reserves for pensions, deferred income taxes and other costs in excess of one year".

2.1.2.  Comparative information

        No significant acquisitions or disposals occurred in 2002; therefore, no pro forma accounts are presented.

2.2.  Evolution

Significant divestments in 2002

        During 2002, in line with Rhodia's previously announced objective to divest non-strategic businesses, the following businesses were divested:

  •
  In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation

  •
  In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris was a venture that specialized in processing hazardous industrial waste, and Latexia was a venture that specialized in producing and marketing latex for the paper industry

  •
  In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buy-out led by Argos Soditic

  •
  In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi

  •
  In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) was sold to Bain Capital, and the brewing and enzymes businesses in France and the United Kingdom were sold to Genecor

        Net sales of these businesses in 2002, 2001 and 2000 were €556 million, €725 million and €772 million, respectively.

Significant divestments in 2001

        In April 2001, the European surfactants businesses of Albright & Wilson's (A&W) (research, manufacturing and marketing) were sold to Huntsman International LLC.

        In June 2001, the Empicryl lubricant additives businesses of A&W were sold to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

        Net sales of A&W's European surfactants and Empicryl lubricant additives businesses for the period April 1, 2000 to December 31, 2000 were €339 million.

Significant acquisitions in 2000

        In March 2000, Rhodia acquired Albright & Wilson which has a global presence in phosphates, phosphorus byproducts and surfactants. A&W has been fully consolidated in Rhodia's financial statements from April 1, 2000. Total cost of acquisition was €925 million, including transaction expenses. Goodwill of €596 million is being amortized on a straight-line basis over 35 years.

        In September 2000, Rhodia acquired Chirex Inc. (Chirex). Chirex has been fully consolidated in Rhodia's financial statements from October 1, 2000. Chirex provides high technological services to the pharmaceutical industry: contract research and development and outsourced manufacturing of active ingredients. Chirex was acquired for a total cost of €569 million, including transaction expenses, and has been consolidated based on the fair values of the assets acquired and liabilities assumed. Goodwill of €461 million is being amortized on a straight-line basis over 30 years. The increase between the provisional and final goodwill of €19 million is principally due to an adjustment of the fair value of net assets acquired.

3.     TRANSACTIONS WITH AVENTIS GROUP

(a)   Operational, administrative and financial transactions

        As of December 31, 2002, 2001 and 2000, Aventis held 25.2% of Rhodia's capital. Up until October 15, 1999, Rhodia was controlled by Aventis. After Rhodia's independence, operational, administrative and financial transactions are still carried out between these two groups. These transactions are not significant. All of these transactions are conducted at similar conditions to market.

(b)   Other transaction

        In accordance with the Environmental Indemnification Agreement with Aventis (note 23a), Rhodia recorded a receivable from Aventis of €35 million as of December 31, 2001. In 2002, an additional €3 million was recorded and €26 million was collected.

4.     GOODWILL

	2002			2001
	Gross value	Amortization	Net book value	Net book value
Balance, January 1	2,287	(933)	1,354	1,404
Additions/(reductions) to goodwill	20	(7)	13	(17)
Goodwill amortization	—	(47)	(47)	(75)
Translation	(267)	133	(134)	42

Balance, December 31	2,040	(854)	1,186	1,354

        Net goodwill as of December 31 relates to the following acquisitions:

	2002	2001
A&W	503	557
Chirex	354	432
RTZ	53	61
Stauffer Chemicals Inc	115	141
Kofran	33	34
Other	128	129

Total	1,186	1,354

        In accordance with note 1f), asset impairment tests were performed for each enterprise of Rhodia.

        The methodology used consists of the development of discounted cash flows, using the following principal assumptions:

  •
  Development by management of medium-term plans for five years

  •
  Discounting the net cash flows from these plans for each reporting unit based on Rhodia's weighted average cost of capital (WACC) for each reporting unit, which is 6.5% (net of tax) for Rhodia, and adjusted, if needed, for the risks associated with the reporting unit.

  •
  Determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

        The enterprise value determined as of December 31, 2002 for the Chirex reporting unit confirms that the goodwill is recoverable. However, this reporting unit, which experienced operating losses in 2001 and 2002, is still in a development phase. Therefore, its forecasts are characterized by a level of uncertainty that will necessitate regular assessments that the assumptions made in the fourth quarter of 2002, which are summarized below, are realized:

  •
  The cash flow forecasts reflect operating losses for 2003 and 2004 principally because of the delayed launching of new drugs that Chirex expects to produce. However, Rhodia is still confident that the performance for 2006 and 2007 will approximate its initial strategic plan

  •
  The discount rate used was 8.5%, which takes into account the higher volatility of the pharmaceutical sector when compared with the specialty chemicals sector in which Rhodia is involved

  •
  The assumed long-term growth rate was 5%, as the average perspective for growth of the pharmaceuticals market is 8% to 10% per year, but could fall to 5% to 7% as anticipated for 2003.

        Considering all these above assumptions, the terminal value represents essentially the total enterprise value of the Chirex reporting unit.

5.     OTHER INTANGIBLE ASSETS

        Other intangible assets consist of the following as of December 31:

	2002			2001
	Gross value	Amortization	Net book value	Net book value(1)
Patents and trademarks	101	(63)	38	59
Software	260	(165)	95	98
Other	80	(36)	44	49

Total	441	(264)	177	206

(1)
Accumulated amortization as of December 31, 2001 was €270 million.

        Amortization charges relating to other intangible assets are as follows:

	2002	2001	2000
Patents, trademarks and software	(30)	(34)	(35)
Other	(3)	(5)	(7)

Total	(33)	(39)	(42)

6.     TANGIBLE ASSETS

(a)   Tangible assets consist of the following as of December 31:

	2002			2001
(at cost)	Gross value	Amortization	Net book value	Net book value(1)
Land	208	(45)	163	207
Buildings	1,125	(655)	470	581
Plant and equipment	5,633	(3,748)	1,885	2,376
Assets under construction	225	—	225	397

Total	7,191	(4,448)	2,743	3,561

(1)
Accumulated depreciation as of December 31, 2001 was €5,303 million.

        Included in the above table are the following amounts related to assets subject to capital leases as of December 31:

	2002	2001
Land	2	2
Buildings	16	16
Plant and equipment	15	130

Gross value—at cost	33	148
Less accumulated depreciation	(22)	(117)

Net book value	11	31

(b)   Movements

	2002	2001	2000
Net book value, January 1	3,561	3,759	2,947

Additions	368	518	509
Disposals	(157)	(181)	(103)
Depreciation for the year	(409)	(500)	(450)
Other (translation, changes in structure)	(620)	(35)	856

Net book value, December 31	2,743	3,561	3,759

7.     INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2002	2001	2000
Balance, January 1(1)	238	269	225

Equity in income/(losses)	(38)	(16)	8
Rhodia's share of Butachimie's income taxes	(2)	(23)	—
Dividends paid	(3)	(21)	(16)
Changes in scope of consolidation	(26)	24	46
Translation	3	5	6

Balance, December 31	172	238	269

(1)
As described in 2.1.1. the negative equity of affiliated companies was reclassified to Other long term liabilities.

        The useful lives of the tangible assets at Nylstar, accounted for by the equity method, have been revised to conform to the useful lives used by Rhodia. The impact on income amounted to €3.8 million.

        Distribution of the investments accounted for by the equity method:

	% Ownership	2002	2001
Nylstar Group	50.00	51	81
Butachimie	50.00	56	18
Teris Group(1)	—	—	54
Rhodia Hengchang(1)	—	—	11
Other (less than €10 million)		65	74

Total		172	238

(1)
Teris was sold in July 2002. Rhodia Hengchang is fully consolidated since January 1, 2002.

(a)   Joint-ventures accounted for by the equity method

        Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie's production, and almost all of these purchases are sold on to Rhodia companies, which produce nylon thread. Because Butachimie's production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of Production costs and expenses in the consolidated statements of operations rather than being included in Equity in earnings/(losses) of affiliated companies. In addition, income taxes are not presented in Equity in earnings/(losses) of affiliated companies but in Income taxes.

        Besides its interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (Italy) and Eastman Chemicals Company (USA), respectively.

        Financial information, aggregated relative to these joint-ventures, is presented below.

        Statement of operations (excluding Butachimie) and balance sheet as of December 31 (including Butachimie):

	2002	2001	2000
Net sales	873	1,357	1,263
Operating income	(7)	6	69
Current assets	600	740	810
Total assets	1,724	2,189	2,114
Stockholders' equity	276	355	457
Financial debt	783	1,199	988

        The variation in 2002, especially net sales, reflects the disposals of Teris and Latexia (see note 2.2).

(b)   Other affiliates accounted for by the equity method:

	2002	2001	2000
Net sales	175	226	196
Net income/(loss)	(4)	(2)	5
Total assets (December 31)	236	363	353

(c)   Commercial transactions between Rhodia consolidated companies and affiliates accounted for by the equity method:

	2002	2001	2000
Purchases from affiliates accounted for by the equity method	167	160	174
Sales to affiliates accounted for by the equity method	139	188	184

8.     INVESTMENTS AT COST

        Investments at cost consist of the following as of December 31:

	% Ownership	2002	2001
Phosphoric Fertilizers Industry	8.41	9	6
Stilon	14.80	6	7
Other (less than €5 million)		52	62

Total		67	75

        Stilon is an affiliate of Nylstar Group (accounted for by the equity method). Rhodia owns an additional 14.80%. Rhodia's investment value equals its share of Stilon's stockholders' equity. The Other category includes some entities that are majority owned or owned by more than 20%. However, these entities are not consolidated because they are not significant.

9.     DEFERRED CHARGES AND OTHER ASSETS

        Deferred charges and other assets consist of the following as of December 31:

	2002	2001
Long term receivables	108	74
Long term deferred tax assets	195	128
Minimum pension liability adjustment (note 17c)	270	231
Prepaid pension cost (note 17c)(1)	252	137
Other	16	14

Total	841	584

(1)
Prepaid pension costs correspond to the U.K. and U.S. pension plans. The change during the period reflects additional contributions.

10.   INVENTORIES

        Inventories consist of the following as of December 31:

	2002	2001
Raw materials and spare parts	350	457
Work in progress	50	78
Finished products	512	597

Gross book value	912	1,132
Valuation allowances	(77)	(88)

Net book value	835	1,044

11.   ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following as of December 31:

	2002	2001
Accounts receivable	417	567
Less: allowance for doubtful accounts	(39)	(43)

Net receivables	378	524

        Certain Rhodia companies sold uncollected receivables during 2002 and 2001 in accordance with multi-year agreements entered into with various banks. The amount of receivables sold as of December 31, 2002 and 2001 was €627 million and €718 million, respectively, which generated a net cash collection of €531 million in 2002 compared with €617 million in 2001. The average amount of receivables sold in 2002 was €635 million compared with €613 million in 2001, which generated an average net cash collection of €539 million in 2002 compared with €519 million in 2001. Residual interests are stated at fair value, based on the present value of estimated cash flows.

12.   OTHER CURRENT ASSETS

        Other current assets consist of the following as of December 31:

	2002	2001
Prepaid and recoverable taxes	239	217
Prepaid expenses and accrued interest	29	36
Short-term loans and current portion of long-term loans	122	71
Assets held for sale	17	9
Deferred income taxes	152	242
Other receivables	261	255
Other	97	86

Total	917	916

13.   VALUATION ALLOWANCES

        Valuation allowances as of December 31 2002, 2001 and 2000, and the movements for the years ended December 31, 2002 and 2001 follow:

	January 1, 2002	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2002
Deposits and long-term loans	(32)	(2)	5	3	(26)
Deferred charges, long-term receivables and other assets	(149)	(21)	—	9	(161)
Inventories	(88)	1	3	7	(77)
Trade accounts receivable	(43)	(3)	—	7	(39)
Other provisions	(15)	11	(7)	(1)	(12)

Total	(327)	(14)	1	25	(315)

(1)
Translation and transfers between short-term and long-term.

	January 1, 2001	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2001
Deposits and long-term loans	(19)	(12)	—	(1)	(32)
Deferred charges, long-term receivables and other assets	(185)	30	—	6	(149)
Inventories	(86)	(1)	—	(1)	(88)
Trade accounts receivable	(44)	1	(1)	1	(43)
Other provisions	(15)	—	—	—	(15)

Total	(349)	18	(1)	5	(327)

(1)
Translation and transfers between short-term and long-term.

        Deferred tax assets valuation allowances are reported in note 22.

14.   MARKETABLE SECURITIES

        As of December 31, 2002 and 2001, respectively, marketable securities consisted of €108 million and €180 million of short-term investments with a market value approximating book value.

15.   STOCKHOLDERS' EQUITY

(a)   Common stock

        At the May 21, 2002 stockholders' meeting, the stockholders approved a reduction in capital (not motivated by losses) in an amount of €2,510 million by way of reduction in the par value of the common stock from €15 to €1. The amount of the reduction in common stock, par value, was credited to additional paid-in capital.

        As of December 31, 2002, Rhodia's total capital amounted to €179 million, composed of 179,309,188 shares, same as of December 2001 and 2000.

        The average number of shares outstanding in 2002 amounted to 178,765,518 shares. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the average number of shares outstanding increased by the number of shares that would be issued if all dilutive common stock instruments at year end were exercised, which amounted to 178,765,518 shares in 2002. Diluted earnings per share is equal to basic earnings per share in 2002 and 2001 as the loss would result in dilutive common stock instruments being anti-dilutive.

        The board of directors, at their June 20, 2000 meeting, in accordance with the authorization given by the stockholders at the stockholders' meeting of April 18, 2000, initiated a capital increase reserved for employees with the obligation that the shares be placed in the employee savings plan for five years. The capital increase officially occurred on September 1, 2000 with 4,568,147 new shares being issued.

        As of December 31, 2002, 2001 and 2000, Aventis owned 25.2% of the capital of Rhodia. Rhodia shares owned by Aventis allow Aventis to cover its obligation to reimburse holders of Aventis bonds exchangeable for Rhodia shares. These bonds were issued by Aventis at the time of the secondary public offering. On November 29, 2002, Aventis made a cash tender offer to repurchase all of these bonds. There are no longer any exchangeable bonds into Rhodia shares.

(b)   Treasury stock

        In July 2000, Rhodia entered into a put option with a bank for 1,610,820 shares exercisable in 2002. On September 12, 2002, as a result of the exercise of that option, Rhodia purchased the shares for cash and resold them on the open market for cash. In addition, Rhodia sold on the open market 216,599 shares acquired in previous years.

        The sale of these shares on the open market generated a charge to retained earnings of €10 million, net of tax. As of December 31, 2002, Rhodia does not hold any of its own shares, nor is a party to options to purchase or sell its own shares.

(c)   Rhodia S.A. distributable retained earnings

        The Rhodia S.A. distributable retained earnings amount to €381 million and €382 million as of December 31, 2002 and 2001, respectively. Dividend equalization tax (precompte mobilier) may be due in the case of distribution of distributable reserves.

(d)   Translation adjustments

        The negative variance in the cumulative translation adjustments for 2002 is mainly attributed to the Brazilian real (€230 million), the U.S. dollar (€105 million) and the U.K. pound sterling (€48 million).

16.   MINORITY INTERESTS

	2002	2001
Balance, January 1	84	87

Minority interests in net income/(loss)	9	5
Dividends distributed	(1)	(5)
Change in structure	(63)	(6)
Translation	(6)	3

Balance, December 31	23	84

        The variation in 2002 relates essentially to the sale of Rhodia-Ster.

        Minority interests consist of the following as of December 31:

	2002	2001
Osiris	7	2
Rhodia Hengchang	6	—
A&W Chemicals	3	3
Rhodia-Ster	—	71
Other (below €3 million)	7	8

Balance, December 31	23	84

17.   RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

(a)   Reserves for pensions, deferred income taxes and other costs consist of the following at December 31

	2002		2001
	More than one year	Less than one year	More than one year	Less than one year
Pension and retirement costs	788	50	743	47
Deferred income taxes	217	19	224	14
Restructuring	38	117	62	247
Environmental	78	17	86	35
Other	112	98	124	131

Total	1,233	301	1,239	474

(b)   Movements

	Balance, January 1	New Measures	Expenditures Charged to Reserves(1)	Change in Structure	Translation	Balance, December 31
Pension and retirement costs(2)	790	120	(56)	(9)	(7)	838
Deferred income taxes	238	55	—	(9)	(48)	236
Restructuring	309	25	(152)	—	(27)	155
Environmental	121	3	(12)	—	(17)	95
Other	255	172	(183)	(2)	(32)	210

Total 2002	1,713	375	(403)	(20)	(131)	1,534

Pension and retirement costs(2)	701	132	(49)	6	—	790
Deferred income taxes	237	—	(4)	3	2	238
Restructuring	238	163	(113)	15	6	309
Environmental	97	21	(4)	5	2	121
Other	208	121	(86)	11	1	255

Total 2001	1,481	437	(256)	40	11	1,713

(1)
Essentially represents spending for the year.

(2)
Includes change in prepaid expenses in 2002: €26 million; 2001: €40 million.

c)     Pension, retirement and other post-employment obligations

        Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Concerning defined benefit plans in France, these plans are unfunded.

        Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on: (a) turnover assumptions for current personnel, mortality assumptions for plan participants and assumptions concerning future salary increases; (b) a retirement age of 60 to 65 and other retirement assumptions reflecting local economic and demographic factors; (c) discount rates (used in determining the actuarial present value of the projected benefit obligation) of 5.75% as of December 31, 2002 compared with 6% as of December 31, 2001 for French plans, and 4% to 6.75% as of December 31, 2002 compared with 4.25% to 7.5% as of December 31, 2001 for foreign plans; and (d) expected long-term rates of return on plan assets, ranging from 2% to 9% as of December 31, 2002 compared with 4% to 10% as of December 31, 2001.

        As of October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

        The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets as of December 31, 2002 and 2001.

	Pension and retirement benefits		Other post-employment benefits
	2002	2001	2002	2001
PROJECTED BENEFIT OBLIGATION
Benefit obligation, January 1	2,173	2,095	64	37

French companies	614	621	—	—
Foreign companies	1,559	1,474	64	37

Service cost	37	46	1	2
Interest cost	131	138	4	4
Plan changes	5	1	(2)	3
Acquisitions and divestitures	(16)	50	—	8
Curtailments and settlements	1	2	—	1
Actuarial (gains)/losses	22	(34)	6	11
Benefits paid	(138)	(146)	(4)	(4)
Translation	(159)	21	(10)	2

Benefit obligation, December 31	2,056	2,173	59	64

French companies	674	614	—	—
Foreign companies	1,382	1,559	59	64
PLAN ASSETS AT FAIR VALUE
Fair value, January 1	1,281	1,407	—	—
Actual return on plan assets	(73)	(121)	—	—
Employer contributions	158	29	4	4
Plan participant contributions	4	5	—	—
Benefits paid	(91)	(102)	(4)	(4)
Acquisitions and divestitures	—	6	—	—
Curtailments and settlements	(15)	—	—	—
Translation	(142)	57	—	—

Fair value, December 31	1,122	1,281	—	—

Projected benefit obligation in excess of (less than) plan assets	934	892	59	64
Adjustment required to recognize minimum liability	270	231	—	—
Unamortized net gains/(losses):
Unrecognized net gains/(losses)	(607)	(455)	(19)	(17)
Net transition (debit)/credit	—	—	(7)	(9)
Plan amendments	(11)	(15)	—	(3)

PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	586	653	33	35

Long-term liability	788	743	32	31
Short-term liability	50	47	1	4
Prepaid pension cost	(252)	(137)	—	—

        The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

	2002	2001
French companies
Accumulated benefit obligation	626	575
Projected benefit obligation	667	614
Plan assets at fair value	—	—
Foreign companies
Accumulated benefit obligation	229	328
Projected benefit obligation	233	343
Plan assets at fair value	69	206

        Net periodic pension cost includes the following components:

	2002	2001	2000
Benefits earned during the year	37	51	40
Interest cost on projected benefit obligation	131	138	124
Expected return on plan assets	(102)	(128)	(74)
Net amortization and other deferrals	38	31	(9)

Net pension expense	104	92	81

(d)   Reserves for restructuring costs

        Restructuring costs for the years ended December 31, 2002, 2001 and 2000 follow:

	2002	2001	2000
Reserves as of January 1	309	238	188

New measures	29	178	32
Changes in estimates of earlier measures	(4)	(15)	(18)

Charged to operations	25	163	14

Expenditures charged to the reserve	(152)	(113)	(84)
Effect of changes in structure(1)	—	15	112
Effect of changes in exchange rates	(27)	6	8

—Long-term reserves	38	62	67
—Short-term reserves	117	247	171

Reserves as of December 31	155	309	238

(1)
In 2000, the effect of changes in structure principally relates to A&W.

        In 2002, new measures for €29 million principally concerned industrial restructuring at the Eco Services activity—Services & Specialties Division (€9 million), to the launch of industrial restructuring at Chirex—Fine Organics Division (€7 million) and productivity plans at various headquarters sites (€4 million).

        In 2002, utilization of provisions for €152 million mainly corresponds to expenses relating to the 2001 restructuring plans in particular:

  •
  in France for an amount of €47 million relating mainly to industrial rationalizations, principally at Lille, Belle Etoile, Chalampé and Pont de Claix, and a number of administrative actions;

  •
  in the United Kingdom for an amount of €41 million relating mainly to industrial rationalizations, principally at Whitehaven, Staveley and Avonmouth, and administrative actions at the headquarters sites;

  •
  in North America for an amount of €35 million relating mainly to industrial rationalizations at a number of industrial sites (New Brunswick, Martinez, Buckingham, Morrisville and Silver Bow) and a number of administrative actions at Consumers Specialties Division, the relocation of the Shelton headquarters to Cranbury and other productivity improvements at shared services at Cranbury;

  •
  in the rest of Europe and other countries for an amount of €19 million and €10 million, respectively, relating mainly to industrial rationalizations and other administrative actions.

        In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to €178 million and mainly involve rationalization plans and productivity improvements in the following countries:

  •
  the United States for an amount of €51 million relating mainly to: the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Fine Organics Division, as well as Troy, New York of the Industrial Specialties Division. The amount relating to the closure of these three sites is €27 million, the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of €13 million and productivity improvements mainly in the Consumer Specialties Division for an amount of €8 million

  •
  France for an amount of €62 million relating mainly to: the cessation of the manufacturing of a product of the Fine Organics Division at the Lille site (€14 million), manufacturing productivity improvements of the Fine Organics Division (€12 million) relating to the St. Fons, Mulhouse and Salindres sites, productivity improvements of the Polyamide Division (€12 million) relating to the Belle Etoile and Chalampé sites, productivity improvements of the Industrial Specialties Division (€7 million) relating to the St. Fons, Collonges and Ribecourt sites and productivity improvements at the Division and Corporate functions (€12 million)

  •
  other European countries for an amount of €45 million relating mainly to: England (€17 million) primarily relating to productivity measures at the Avonmouth site of the Fine Organics Division, the Staveley site of the Services & Specialties Division, as well as at the headquarters site at Watford, Italy with the closure of production facilities of the Polyamide Division (€9 million), Switzerland (€7 million) with a competitive improvement program at the Emmenbrucke (Polyamide) and Kreuzlingen (Consumer Specialties) sites, Spain (€3 million) concerning the head office in Madrid and the Huelva Consumer Specialties Division, Belgium with rationalization measurements at the Rieme site (Services & Specialties) for an amount of €3 million and productivity measurements in other European countries (€6 million)

  •
  Brazil for an amount of €13 million relating mainly to: the reorganization of South America Polyamide as well as industrial rationalization measures (€4 million), the stopping of the Acetow production facilities (Services & Specialties) at the Santo Andre site (€6 million) and other measurements relating mainly to administrative productivity improvements at Rhodia's head office in Sao Paulo

  •
  Other countries for an amount of €7 million relating mainly to the Silica activity (Industrial Specialties) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico.

        In 2001, the changes of estimates mainly relate to reduced environmental costs at Lille, France (€7 million) and Pont de Claix (€8 million).

        The utilization of reorganization provisions in 2001 relate mainly to:

  •
  France (€35 million) relating to the implementation of the industrial rationalization and administrative actions

  •
  England (€25 million) in particular for the former A&W sites

  •
  the United States (€36 million) in particular because of the rationalizations started with the acquisition of A&W.

        In 2000, following the acquisition of A&W, Rhodia launched restructuring initiatives at several A&W sites. Restructuring provisions linked to these plans amount to €101 million, principally relating to the following measures:

  •
  rationalization plans: closure of production units at Whitehaven U.K. for €49 million, including STPP and phosphoric acid units and plant closure at Buckingham, Canada (€8 million)

  •
  closure of A&W administrative sites: closure of North American A&W site in Richmond, Virginia (€18 million) and closure and sale of the A&W headquarters site in Warley, U.K. (€12 million).

        In 2000, new measures principally concerned plant rationalization at several European sites in the Fine Organics and Polyamide Divisions. In 2000, changes in estimates principally concerned lower estimates of environmental costs in North America at Mt. Pleasant, Tennessee (€4 million) and Oil

City, Pennsylvania (€7 million). In 2000, restructuring expenses principally related to the A&W plant and administrative sites (€20 million) and the implementation of plant rationalizations in France.

	2002	2001
Employee termination benefits	67	158
Closure costs	37	89
Environmental costs	51	62

Total	155	309

        Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the non-French Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are reserved for as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are reserved for upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see also (e) and note 23(a)).

(e)   Environmental

        Environmental liabilities decreased €(26) million compared with 2001. Expenditures charged to the reserve totalling €(12) million and translation totalling €(17) million principally explain the decrease.

18.   FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a)   Financial debt consists of the following as of December 31

	2002	2001
Bonds	1,087	1,101
Other loans and financial debt	1,297	1,884

Total	2,384	2,985

        In 2002, Rhodia pursued the same funding policy initiated in 2000 and 2001. In addition, Rhodia completed a private placement of $290 million of notes with American investors. The notes are repayable in full in July 2009 and 2012. Several bank borrowings have been obtained or renewed.

(b)   Analysis by currency

	2002	2001
Euro	1,209	1,494
U.S. dollar	972	1,220
Japanese yen	94	90
U.K. sterling	29	11
Brazilian real	3	13
Other	77	157

Total	2,384	2,985

        This breakdown by currency of origin does not reflect Rhodia's exposure to these currencies' interest rates. A portion of these loans are drawn down and hedged in various other currencies, notably pounds sterling.

(c)   Maturities of financial debt as of December 31 follows

	2002	2001
2002	—	1,036
2003	645	108
2004	404	597
2005	537	670
2006	488	536
2007	6	2
2008	5	7
Subsequent years	299	29

Total	2,384	2,985

        As of December 31, 2002, maturities in 2003 are comprised of €201 million of current maturities of long-term debt and €175 million of commercial paper (with a stable amount outstanding during 2002), and other short-term financings granted to Rhodia or less significantly to multiple subsidiaries. The short-term facilities are generally revolving credit agreements without a specific maturity date or are automatically renewed that Rhodia in prudence classifies as short-term debt as in previous years.

(d)   Analysis by interest rate

        Financial debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps—see note 23d) as of December 31 follows:

	2002	2001
Floating rate	1,259	2,091
Fixed rate	1,125	894

Total	2,384	2,985

        After interest rate swaps, the fixed rate portion of Rhodia's financial debt is equal to €1,358 million as of December 31, 2002 compared with €1,422 million as of December 31, 2001.

(e)   Obligations under capital leases

	2002	2001
2002	—	13
2003	2	3
2004	2	2
2005	1	1
2006	1	2
2007	—	—
Subsequent years	—	—

Total	6	21

(f)    Fair value of financial debt

        The fair value of Rhodia's long-term debt (including current portion) has been estimated based on market rates and terms available to Rhodia for issues with similar maturities, which approximates book value.

(g)   Rating

        Rhodia is rated by two international rating agencies. A possible change in these ratings cannot accelerate the repayment of any outstanding debt, nor increase in the interest cost of any financings, except for an increase in the interest rate in the private placement discussed in note 18a). In the case of a change in the rating, interest costs could increase a maximum of €3.5 million per year.

(h)   Available lines of credit

        The undrawn amount of the total committed lines of credit at December 31, 2002 was €1,019 million.

        Most of these credit lines are subject to certain financial covenants regarding a maximum level of net financial debt/EBITDA or a minimum level of EBITDA/interest or on minimum stockholders' equity level. As of December 31, 2002, all financial covenants were met by Rhodia, including the covenant based on a minimum level of stockholders' equity. Most of the credit lines impacted by the minimum stockholders' equity covenant mature in 2003 or 2004. The minimum stockholders' equity covenant is measured annually, except for the private placement for which Rhodia must maintain at all times a certain minimum consolidated net worth.

19.   OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following as of December 31:

	2002	2001
Payables related to fixed asset acquisitions	59	81
Accrued payroll costs	197	216
Accrued taxes	169	178
Accrued interest payable	46	42
Unrealized losses on financial instruments	23	45
Other	328	368

Total	822	930

20.   FINANCIAL EXPENSE—NET

	2002	2001	2000
Interest expense	(139)	(179)	(195)
Interest income	31	24	24
Capitalized interest	8	19	8
Other financial charges—net	(23)	(50)	(14)

Financial expense—net	(123)	(186)	(177)

        Cash paid to third parties for interest expense in 2002 amounted to €127 million (2001: €163 million; 2000: €157 million). The decrease of capitalized interest reflects the return to normal capital expenditures in 2002 after exceptional capital expenditures during the period 1999 to 2001.

21.   OTHER INCOME/(EXPENSE)—NET

	2002	2001	2000
Gains/(losses) on disposals of assets—net(1)	(34)	15	13
Net gains/(losses) on foreign currency	14	(7)	18
Dividends from other investments	3	4	4
Losses on financial assets	(12)	(17)	(9)
Loss on sales of receivables	(29)	(27)	(17)
Other income/(expense)—net(2)	(14)	(76)	(16)

Total	(72)	(108)	(7)

(1)
Including loss on disposal of Rhodia-Ster of €(109) million.

(2)
In 2001, Rhodia recorded €50 million relating to certain litigation and environmental costs.

22.   INCOME TAXES

(a)   Analysis of income taxes

	2002		2001		2000
	Income/ (loss) before taxes	Income tax (expense)/ benefit	Income/ (loss) before taxes	Income tax (expense)/ benefit	Income/ (loss) before taxes	Income tax (expense)/ benefit
French companies	(72)	—	(155)	88	93	(24)
Foreign companies	228	(66)	(48)	(2)	251	(71)

Total	156	(66)	(203)	86	344	(95)

Current income taxes		(59)		(94)		(96)
Deferred income taxes		(7)		180		1

Total		(66)		86		(95)

        Current income taxes means cash paid or to be paid to tax administrations for the year based on the rules and rates applicable in the different countries. Cash paid to tax administrations in 2002 amounted to €36 million (2001: €56 million; 2000: €48 million). For French companies controlled more than 95% by Rhodia, current income taxes are calculated based on an integrated tax group in place since January 1, 1999 that is for a five-year period, renewable by Rhodia. Rhodia does not discount deferred taxes.

(b)   Analysis of effective tax rate (in %)

        Income before income taxes in 2002 was €156 million compared with €(203) million in 2001 and €344 million in 2000.

        The effective income tax rate in 2002 was 42.3% compared with 42.4% in 2001 and 27.6% in 2000. An analysis of the effective incomes tax rate follows:

	2002	2001	2000
	(In %)
Statutory tax rate in France	(33.3)	33.3	(33.3)

Effect of French surtax	—	2.1	(0.8)
Effect of rate differences between France and other countries	4.4	3.3	(3.9)
Loss carryforwards and other tax credits	7.1	9.2	4.7
Permanent differences on losses on disposals of assets	(10.0)	—	—
Other permanent differences	(10.5)	(5.5)	5.7

Effective tax rate	(42.3)	42.4	(27.6)

(c)   Deferred income taxes recorded on the balance sheet at December 31

	2002	2001
Long-term liabilities	(217)	(224)
Short-term liabilities	(19)	(14)

Total	(236)	(238)

Long-term assets—net	195	128
Short-term assets—net	152	242

Total—net of valuation allowances	347	370

Net	111	132

        Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of tangible assets. Deferred tax assets principally relate to pension and retirement provisions and to tax loss carryforwards.

        The temporary differences giving rise to deferred tax assets comprise mainly (tax effect): pension benefits and retirement indemnities which are generally not tax deductible until paid €117 million in 2002 (€108 million in 2001), provisions not deductible until paid and other temporary differences €194 million in 2002 (€249 million in 2001), and tax loss carry-forwards €203 million in 2002 (€169 million in 2001).

        The tax loss carry-forwards remain available for use as follows:

	2002	2001
2002	—	17
2003	7	6
2004	8	13
2005	11	11
2006	56	53
2007	13	—
Subsequent years	108	69

	203	169

(d)   Valuation allowances against deferred tax assets

        Valuation allowances are recorded against deferred tax assets for temporary differences and tax loss carryforwards if these assets are not likely to be recovered. In 2002, Rhodia recorded valuation allowances of €167 million (2001: €156 million) against deferred tax assets. They include deferred tax assets related to tax losses (2002: €76 million; 2001: €72 million) that will be forfeited if the losses cannot be set off against taxable income within a specified period.

23.   COMMITMENTS AND CONTINGENCIES

	2002	2001
Capital commitments for the acquisition of industrial assets	18	39
Guarantees given in respect of indebtedness of companies accounted for on the equity method	171	186
Guarantees given in respect of indebtedness of other non-consolidated companies	26	74
Recourse on sales of receivables	30	29
Liens granted(1)	43	51

Total	288	379

(1)
Liens on assets granted to Mexican customs by Rhodia's Mexican companies.

(a)   Environmental matters

        Rhodia's business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it does business and maintains properties governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties. Rhodia could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

        In addition, many manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Rhodia is currently in the process of investigating and remediating or monitoring soil and groundwater contamination at certain sites. Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

        Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. In 2001, Rhodia made a claim to Aventis pursuant to this agreement for several sites and recorded a receivable from Aventis of €35 million. During 2002, an additional €3 million was recorded and €26 million was collected. The Environmental Indemnification Agreement expires on December 31, 2007 and the aggregate amount of claims for indemnification is limited to €122 million.

        On December 27, 2002, Rhodia made a written offer to Aventis to settle all environmental claims in connection with the Environmental Indemnification Agreement upon the payment by Aventis to Rhodia of €88 million.

        Based on current information and reserves established for environmental matters and the provisions of the Environmental Indemnification Agreement, management does not believe that environmental compliance will have a material adverse effect on Rhodia's business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations. Based on available information, management estimates that reasonably possible losses related to environmental contingencies (net of indemnification from Aventis) amount to approximately €50 million as of December 31, 2002.

(b)   Operating leases

        Future minimum lease payments for operating leases as of December 31 are as follows:

	2002	2001
2002	—	61
2003	53	54
2004	48	48
2005	43	45
2006	28	29
2007	16	—
Thereafter	70	41

Total	258	278

Net present value of total future minimum lease payments (assumed discount rate of 6%)	214	232

        These payments are in relation to the leasing of movable equipment, including barges, rail cars, etc., leasing of real estate and the rental of office buildings.

        Rhodia has issued residual value guarantees under equipment operating leases that totaled €70 million (net of deferred profits of €69 million that are recorded in Other long-term liabilities) as of December 31, 2002. Rhodia does not expect to pay any amounts under the residual value guarantees since the fair values of the leased equipment are projected, by an independent appraiser, to be in excess of the residual value guarantees.

(c)   Financial instruments

        Rhodia's policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia's estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in the section d) and e). The nominal amounts summarized in section d) do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia's exposure through its use of such instruments.

(d)   Interest rate risk management

        Rhodia's exposure to interest rate risk essentially relates to its indebtedness (note 18) and to a lesser extent its interest rate management activities.

        As of December 31, 2002 and 2001, Rhodia has firm contracts and options. These firm contracts and options are essentially for a duration between three months to six years.

        As of December 31, 2002 and 2001, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates). The category "Rate contracts" include fixed rate contracts for purchases and sales. The category "Options" include purchase and sale options:

	2002		2001
	Rate Contracts	Options	Rate Contracts	Options
Swaps
Euro	4,350	550	3,612	450
U.S. dollar	1,112	—	1,530	—
Japanese yen	72	—	103	—

Subtotal	5,534	550	5,245	450

Futures and options
Euro	170	2,150	—	3,850
U.S. dollar	76	5,170	—	—
Japanese yen	20	—	—	26

Subtotal	266	7,320	—	3,876

Total	5,800	7,870	5,245	4,326

        For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be €840 million for interest rate contracts and €7,260 million for options as of December 31, 2002, and €2,485 million for interest rate contracts and €3,176 million for options as of December 31, 2001.

        The amount of rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations. The sensitivity to interest rate on such activities is controlled regularly.

(e)   Foreign exchange risk management

        Rhodia principally uses fixed or open forward exchange contracts traded over-the-counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

        The nominal amounts of Rhodia's forward exchange contracts as of December 31 are summarized below. They have been converted into euros at the closing rate.

	2002		2001
	Buy	Sell	Buy	Sell
U.S. dollar	1,017	1,001	866	1,283
Pound sterling	181	393	43	750
Japanese yen	182	315	141	200
Brazilian real	103	133	53	120
Other currencies	94	96	66	103

Total	1,577	1,938	1,169	2,456

(f)    Fair value of financial instruments

        The fair value of financial instruments as of December 31 is summarized below:

	2002
	Market Value	Book Value
Foreign exchange contracts	(23)	(19)
Interest rate contracts	3	56

Total	(20)	37

(g)   Management of risk of oil-based commodities

        Rhodia's exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31 (in Brent barrels based equivalents is 3.5 million barrels) is equivalent to hedging 4.4 million barrels of oil.

(h)   Concentration of counterparty risk

        The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

        Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2002 and 2001, Rhodia believes that its counterparty risk in this respect is not significant.

(i)    Claims and litigation

        Rhodia is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

        Some of the North American subsidiaries have potential liabilities under the Superfund legislation, as well as other federal and state environmental remediation legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

        Rhodia also believes that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position or results of operations.

(j)    Commitments linked to the 2002 divestments

Sale of Rhodia-Ster

        Rhodia sold its investment in the Rhodia-Ster entity on October 4, 2002. Since it was impossible in Brazil to obtain authorizations from the competition authorities (CADE) and the stock exchange administration (CVM) before closing, Rhodia granted an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. The CADE authorization has been granted and Mossi & Ghisolfi has applied for CVM authorization.

        Rhodia and Mossi & Ghisolfi have entered into an agreement that ensures additional purchase price to Rhodia if a certain EBITDA level is exceeded for the four quarters after the date of sale, or a purchase price adjustment in favor of Mossi & Ghisolfi if this EBITDA level is not reached. The maximum price adjustment, positive or negative, for the four quarters combined is €13 million.

        Total consideration for this transaction includes a €13 million payable to Rhodia, of which €7 million is payable upon Rhodia delivering to the purchaser final documentation on an investment project and €6 million is payable within three years after the closing when this investment is started. On the date of the sale, Rhodia entered into an agreement with Rhodia-Ster under which Rhodia will pay to Rhodia-Ster an $18 million incentive over the twelve-month period following the sale. In return for these incentives, Rhodia-Ster will not terminate a steam supply agreement before September 30, 2003. On the basis of the economics of this arrangement, Rhodia considered that this incentive was a price reduction and recorded accordingly a short-term accrual for the amount of such incentive.

        In relation to environmental matters, Rhodia is responsible for remediation efforts for unknown contamination through the date of sale based on the activities conducted by Rhodia.

        The sale included usual guarantees related to accounting, tax and employee matters.

Sale of phenol, HCL and soda ash

        Rhodia sold the phenol, HCL (hydrochoric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved and to Rhodia's knowledge, are not expected to be called.

        In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of €22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

        The commitments and specific guarantees are as discussed below:

  •
  Rhodia granted a HCL Product Guarantee and a Test Run Guarantee to reach a certain supply capacity of HCL within eighteen months from the date of sale. Rhodia is committed on an indemnification of a maximum purchase price adjustment of €16 million. Reaching this level of capacity is based on the completion of certain improvements at the TDI unit from which HCL is a sub product. Rhodia is confident that this production level will be achieved within the defined period of time.

  •
  HCL guarantee granted by Rhodia to the purchaser for €5 million for two years, then declining to €4 million for the following three years to guarantee the supply of HCL by Rhodia.

  •
  The mining concessions transfers were not completed on the date of sale. Rhodia has given a guarantee to a large international bank for the guarantee given by the bank to the purchaser in the amount of €15 million relating to the transfer of mining concessions. This is a declining guarantee over a period of fifteen years that will be cancelled automatically as soon as the French authorities have authorized the transfer of these concessions. Rhodia expects this transfer to be authorized.

  •
  Purchase price adjustment in favor of Rhodia, limited to €7 million, based on HCL supplied by Rhodia to the new group.

        This sale also had the usual guarantees related to accounting, tax and employee matters.

24.   INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA

        Rhodia has five global divisions and also had some remaining business interest in the Polyester activity, included in Other, until the sale of Rhodia-Ster.

Segment information

	Fine Organics	Consumer Specialties	Industrial Specialties	Polyamide	Services & Specialties	Other	Consolidated
2002
Statement of operations information:
Net sales	1,213	1,878	1,129	1,353	954	284	6,811
Intersegment revenues	(113)	(7)	(34)	(25)	(15)	—	(194)

Net sales—external	1,100	1,871	1,095	1,328	939	284	6,617

Depreciation and amortization (excluding goodwill amortization)	(92)	(99)	(65)	(86)	(78)	(27)	(447)
Operating income	36	126	75	123	95	(104)	351
Amortization of goodwill	(17)	(21)	(5)	(1)	(3)	—	(47)
Equity in earnings/(losses) of affiliated companies	—	5	(2)	(46)	5	—	(38)
Cash flow and balance sheet information:
Capital expenditures	62	58	62	90	74	28	374
Investments accounted for by the equity method	9	41	—	109	9	4	172
Total segment assets	1,266	1,925	810	1,062	774	(347)	5,490

Assets not identifiable with segments							2,197

Total assets							7,687

2001
Statement of operations information:
Net sales	1,219	2,163	1,220	1,444	1,013	433	7,492
Intersegment revenues	(120)	(10)	(39)	(26)	(18)	—	(213)

Net sales—external	1,099	2,153	1,181	1,418	995	433	7,279

Depreciation and amortization (excluding goodwill amortization)	(107)	(119)	(67)	(101)	(89)	(59)	(542)
Operating income	(34)	65	58	32	83	(113)	91
Amortization of goodwill	(38)	(21)	(5)	(1)	(9)	(1)	(75)
Equity in earnings/(losses) of affiliated companies	—	5	(1)	(28)	7	1	(16)
Cash flow and balance sheet information:
Capital expenditures	108	109	72	104	63	27	483
Investments accounted for by the equity method	9	49	8	102	67	3	238
Total segment assets	1,657	2,201	904	1,180	945	(12)	6,875

Assets not identifiable with segments							2,138

Total assets							9,013

2000
Statement of operations information:
Net sales	1,185	2,192	1,238	1,589	984	451	7,639
Intersegment revenues	(125)	(17)	(27)	(30)	(21)	—	(220)

Net sales—external	1,060	2,175	1,211	1,559	963	451	7,419

Depreciation and amortization (excluding goodwill amortization)	(79)	(108)	(63)	(93)	(75)	(74)	(492)
Operating income	82	100	92	178	121	(45)	528
Amortization of goodwill	(6)	(17)	(5)	—	(3)	(1)	(32)
Equity in earnings/(losses) of affiliated companies	—	6	(4)	4	3	(1)	8
Cash flow and balance sheet information:
Capital expenditures	94	99	62	105	67	76	503
Investments accounted for by the equity method	5	39	16	157	45	7	269
Total segment assets	1,632	2,473	970	1,312	917	259	7,563

Assets not identifiable with segments							2,003

Total assets							9,566

        Segment assets reflect assets directly identifiable with the segments: goodwill, other intangible and tangible assets, investments accounted for by the equity method, inventories and accounts receivable. They also include accounts receivable sold which are eliminated in the "Other" column since this operation is considered a Corporate activity.

        As of December 31, 2002, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities (€251 million), other current assets (€917 million), deposits and long-term receivables (€120 million), other investments (€67 million) and deferred charges and other assets (€841 million). These assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Corporate level.

        Each operating segment is individually managed and the measurement of the segments' profitability is operating income. Statements of Operations information include operating income and related components that are directly identifiable with the segment. Reconciling information between reportable segment operating income and Rhodia's income/(loss) of consolidated subsidiaries before income taxes is shown in the following table:

	2002	2001	2000
Total operating income	351	91	528
Other information not directly identifiable with the segments:
Financial expense—net	(123)	(186)	(177)
Other income/(expense)—net	(72)	(108)	(7)

Income/(loss) of consolidated subsidiaries before income taxes	156	(203)	344

        Information by geographical area of production:

	France	Rest of Europe	North America	South America	Other	Elimina- tions	Consoli- dated
2002
Revenues	2,634	1,730	1,803	1,031	631	(1,212)	6,617
Long-lived assets	1,602	1,253	1,568	453	280	—	5,156
2001
Revenues	2,685	2,296	1,945	1,181	656	(1,484)	7,279
Long-lived assets	1,700	1,194	1,857	974	262	—	5,987
2000
Revenues	2,872	2,590	1,786	1,204	690	(1,723)	7,419
Long-lived assets	1,653	1,437	1,859	994	251	—	6,194

        Long-lived assets include goodwill, other intangible and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits and receivables from Aventis companies.

25.   RESEARCH AND DEVELOPMENT EXPENSES

        Research and development expenses, including depreciation and amortization, amounted to €218 million in 2002 (€215 million in 2001 and €212 million in 2000). Research and development expenses on the Consolidated Statements of Operations are shown excluding depreciation and amortization.

26.   WAGES, BENEFITS AND NUMBER OF EMPLOYEES

(a)   Wage and benefits of employees

        Wages and benefits amounted to €1,546 million in 2002 (€1,572 million in 2001, €1,554 million in 2000).

(b)   Number of employees

        The number of employees as of December 31:

	2002	2001	2000
	(Unaudited)
France	9,148	9,847	10,300
Other countries	15,375	17,078	19,148

Total	24,523	26,925	29,448

(c)   Compensation and benefits paid to the members of the board of directors and the Executive Committee

        Compensation and benefits allocated to the members of the board of directors (including Directors' fees) and the Executive Committee totaled €9.9 million (26 people) in 2002, €8.0 million (25 people) in 2001 and €6.1 million (25 people) in 2000. Contributions paid in 2002 with respect to pension for these persons amounted to €0.6 million (€0.5 million in 2001 and €0.6 million in 2000).

27.   STOCK OPTION PLANS

        In accordance with the authorization of the stockholders at the stockholders' meeting of April 18, 2000, the board of directors decided at its March 20, 2002 meeting to grant two options plans for the purchase of Rhodia shares. Options were granted for 2,000,000 and 1,000,000 shares, respectively, with the second plan having conditions for exercising based on meeting certain financial targets at the end of 2002.

        Options granted under the 2001 and 2002 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans. Options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans.

        The following table summarizes the status of the stock option plans as of December 31, 2002, 2001 and 2000:

	2002		2001		2000
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Number of options outstanding, January 1	7,415,422	15.87	4,935,298	15.97	2,747,852	15.04

Options granted	3,000,000	12.04	2,580,267	15.70	2,250,000	17.08
Options cancelled/forfeited	(1,316,160)	12.98	(100,143)	16.17	(62,554)	17.14

Number of options outstanding, December 31	9,099,262	15.02	7,415,422	15.87	4,935,298	15.97

Number of options exercisable, December 31	828,688	15.10	13,460	21.34	—	—

        The following table shows the main features of the stock option plans in place as of December 31, 2002:

Stock Option Plan	Plan 1998	Plan 1999/1	Plan 1999/2	Plan 2000/1	Plan 2000/2	Plan 2001	Plan 2002
Date of stockholders' meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00
Date of board of directors' approval	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02
Date of grant	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02
Options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	3,000,000
Granted to the board of directors and Executive Committee (a)	550,000	558,000	369,000	800,000	—	925,000	970,000
Number of participants at December 31, 2002	15	361	360	526	3	787	564
Exercise price (€)	21.34	15.00	15.00	17.14	16.26	15.70	12.04
Maximum term (years)	10	10	10	10	10	12	12
Weighted average remaining contractual life (years)	5.50	6.17	6.17	7.25	7.75	10.25	11.25
Options outstanding at beginning of year	18,510	1,519,200	1,128,105	2,032,275	150,000	2,567,332	—
Options granted	—	—	—	—	—	—	3,000,000
Options cancelled/forfeited	(700)	(32,500)	(32,100)	(126,000)	—	(109,985)	(1,014,875)
Options outstanding at end of year	17,810	1,486,700	1,096,005	1,906,275	150,000	2,457,347	1,985,125
Granted to the board of directors and Executive Committee (b)	—	425,500	241,500	742,000	—	905,000	660,000
Options exercisable at end of year	12,960	474,600	341,128	—	—	—	—
Exercisable by the board of directors and Executive Committee (b)	—	30,000	50,000	—	—	—	—

(a)
Historical composition.

(b)
Present composition.

        The weighted average remaining contractual life of the outstanding options at the end of 2002 was 8.63 years, 8.91 years in 2001 and 8.65 years in 2000.

28.   SUBSEQUENT EVENTS

        No significant transactions have occurred between December 31, 2002 and February 3, 2003 (the date when the board of directors approved Rhodia 2002 consolidated financial statements).

29.   RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS

        Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material effect on Rhodia's consolidated financial statements are described below. The 2001 and 2000 Stockholders' equity and Comprehensive income reconciliations have been restated as described below.

(a)   Accounting for derivative instruments and hedging activities

        Accounting for Derivatives and Hedging Activities (FAS 133) defines the accounting principles for derivative instruments and hedging activities. FAS 133 requires that Rhodia measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability. Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting.

        For Rhodia, the principal difference between FAS 133 and French GAAP relates to the accounting for cash flow hedges. Under FAS 133, Rhodia would record the value of cash flow hedges with an offset to Other comprehensive income. Under French GAAP, cash flow hedges are commitments and are not recorded on the balance sheet.

        The effect on Stockholders' equity as of December 31, 2002 and 2001 of applying FAS 133 would be a reduction of Stockholders' equity. Upon realization of cash flow hedges, Other comprehensive income would be reclassified into Net income. The application of this standard had no impact on Rhodia's net income for the years ended December 31, 2002 and 2001.

(b)   Goodwill and Other intangible assets

        The accounting for goodwill and indefinite-lived assets under U.S. GAAP changed in 2002. Accounting for Goodwill and Other Intangible Assets (FAS 142) is effective as of January 1, 2002 (July 1, 2001 with respect to acquisitions after June 30, 2001). FAS 142 requires that Rhodia cease the amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of these assets. French GAAP requires that Rhodia amortize goodwill and indefinite-lived assets. Rhodia has completed the transitional impairment test of its goodwill and there is no impairment of its goodwill.

(c)   Pensions

        Under FAS 87, Employers' Accounting for Pensions, if the accumulated benefit obligation exceeds the fair value of plan assets, a liability equal to the unfunded accumulated benefit obligation is recognized on the balance sheet. Recognition of an additional minimum liability is required when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If an additional minimum liability is recognized an equal amount shall be recognized as an intangible asset, provided that the intangible asset recognized does not exceed the amount of unrecognized prior service costs. If the additional liability to be recognized exceeds unrecognized prior service costs, the excess shall be reported, net of tax, as a component of stockholders' equity. The above described minimum liability requirement does not exist under French GAAP.

(d)   Reconciliation between French GAAP and U.S. GAAP

  (i)    Net income/(loss)

        A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the year ended December 31, 2002 follows:

2002
Net income/(loss) (French GAAP)	(4)
Amortization of goodwill	47

Net income/(loss) (U.S. GAAP)	43

2002
(In €)
Basic and diluted earnings/(loss) per share (French GAAP):	(0.02)
Amortization of goodwill	0.26

Basic and diluted earning/(loss) per share (U.S. GAAP)	0.24

        There is no dilution as stock option prices exceed market prices. A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the years ended December 31, 2001 and 2000 has not been presented as no differences were present.

        Rhodia's net income/(loss) adjusted for amortization of goodwill and earnings/(loss) per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill were as follows:

	2002	2001	2000
Net income/(loss) (U.S. GAAP)	43	(213)	216
Amortization of goodwill	—	50	32

Net income/(loss) adjusted for amortization of goodwill	43	(163)	248

	2002	2001	2000
	(In €)
Basic and diluted earnings/(loss) per share:
U.S. GAAP	0.24	(1.19)	1.23
Amortization of goodwill	—	0.28	0.18

Adjusted for amortization of goodwill	0.24	(0.91)	1.41

  (ii)   Stockholders' equity

        The Stockholders' equity reconciliation as of December 31, 2001 has been restated to reflect the charge to equity, net of tax, of recognizing the minimum liability in accordance with FAS 87. A reconciliation of Stockholders' equity between French GAAP and U.S. GAAP as of December 31, 2002 and 2001 follows:

	December 31,
	2002	2001 as restated	2001 as reported
Stockholders' equity (French GAAP)	1,835	2,267	2,267
Derivatives (cash flow hedges—net of tax)(1)	(38)	(35)	(35)
Amortization of goodwill	47	—	—
Pension liability over plan assets(2)	(395)	(218)	—
Translation	(3)	—	—

Stockholders' equity (U.S. GAAP)	1,446	2,014	2,232

(1)
Approximately one-half of the derivatives impact as of December 31, 2002 is expected to be reclassified into earnings next year.

(2)
If the market value of the plans' assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to Stockholders' equity for the amount in excess of unrecognized prior service costs. The negative impact of this adjustment on Stockholders' equity, net of tax, was €395 million and €218 million as of December 31, 2002 and 2001, respectively. Tax effect was calculated for these minimum pension liabilities when tax benefits are considered more likely than not. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan's assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

  (iii) Comprehensive income/(loss)

        Comprehensive income/(loss) includes all changes in Stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The Comprehensive income reconciliation for the years ended December 31, 2001 and 2000 have been restated to reflect a charge to equity, net of tax, of recognizing the minimum liability in accordance with FAS 87. The following table presents Comprehensive income/(loss) for the years ended December 31, 2002, 2001 and 2000:

	2002	2001 as restated	2001 as reported	2000 as restated	2000 as reported
Net income/(loss) (U.S. GAAP)	43	(213)	(213)	216	216
Derivatives	(3)	(35)	(35)	—	—
Pension liability over plan assets	(177)	(34)	—	(7)	—
Translation	(400)	(28)	(28)	(28)	(28)

Comprehensive income/(loss)	(537)	(310)	(276)	181	188

  (iv)  Operating income

        Amortization of goodwill (note 2.1.1.), and the loss on the sales of receivables and other income/(expense) (note 21) which are recorded below Operating income/(loss) in accordance with French GAAP should be included in Operating income/(loss) for U.S. GAAP. Loss on sales of receivables and other income/(expense) have been reclassified in 2001 and 2000 to conform with current year's presentation. A reconciliation of Operating income/(loss) between U.S. GAAP and French GAAP follows:

	2002	2001	2000
Operating income—French GAAP	351	91	528
Operating income—discontinued operations	(47)	(85)	(59)
Amortization of goodwill	—	(75)	(32)
Loss on sales of receivables	(29)	(27)	(17)
Other income/(expense)	(14)	(76)	(16)

Operating income/(loss) U.S. GAAP	261	(172)	404

(e)   Goodwill and Other intangible assets—FAS 142 additional disclosures

        FAS 142 requires disclosures of the detail by operating segment and the changes in the carrying amount of goodwill for the year ended December 31, 2002, as well as the detail of other intangible assets by nature:

	Fine Organics	Consumer Specialties	Industrial Specialties	Polyamide	Services & Specialties	Consolidated
Balance, January 1, 2002	476	682	102	19	75	1,354
Additions/(reductions)	—	16	(2)	(1)	—	13
Translation	(67)	(54)	(6)	—	(10)	(137)

Balance, December 31, 2002	409	644	94	18	65	1,230

        Other intangible assets (all finite-lived) at December 31, 2002 and 2001 consist of the following:

	December 31, 2002			December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, licenses and trademarks	101	(63)	38	129	(70)	59
Capitalized software	260	(165)	95	261	(163)	98
Other intangible assets	80	(36)	44	86	(37)	49

Total	441	(264)	177	476	(270)	206

        Anticipated amortization of patents, licenses and trademarks, and other intangible assets is estimated to be €10 million for each of the next five years.

(f)    Transfers of accounts receivable—FAS 140 additional disclosures

        Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140) provides the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, and requires certain disclosures.

        Transfers of accounts receivable are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, or if the transferee is a qualifying special purpose entity, each holder of beneficial interests obtains the right to pledge or exchange transferred beneficial interests, and when Rhodia does not maintain effective control over the transferred assets.

        Rhodia records the residual interests in receivables sold at fair value based on the present value of estimated cash flows, allocated between the portion of receivables sold and the portion of receivables retained based on their relative fair values at the date of sale.

        Rhodia services the receivables sold and receives compensation for these services which approximates fair value.

        Certain Rhodia companies sold uncollected receivables during 2002 and 2001, on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits. In 2002, Rhodia entered into a new multi-year asset securitization agreement under which certain European subsidiaries can fund up to €240 million of receivables through a QSPE that then sells the interests it purchased in those receivables to a commercial paper conduit.

        Residual interests were €96 million and €101 million as of December 31, 2002 and 2001, respectively, are stated at fair value, based on the present value of estimated cash flows.

        The amount of receivables sold as of December 31, 2002 and 2001 was €627 million and €718 million, respectively, which generated a net cash collection as of December 31, 2002 and 2001 of €531 million and €617 million, respectively, reflecting a dilution of 15.3% and 14.1%, respectively. The average amount of receivables sold in 2002 was €635 million compared with €613 million in 2001, which generated an average net cash collection of €539 million in 2002 compared with €519 million in 2001, reflecting an average dilution of 15.1% and 15.3%, respectively.

        The total amount of receivables sold in 2002 and 2001 to QSPEs was €3.4 billion and €3.5 billion, respectively. The total amount of cash collected in 2002 and 2001 from QSPEs was €3.4 billion and €3.5 billion, respectively.

        The loss on the sales of receivables was €29 million, €27 million and €17 million for 2002, 2001 and 2000, respectively, reflecting the economic costs of payment terms given to customers.

(g)   Stock options—FAS 123 additional disclosures

        If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2002, 2001 and 2000, net income/(loss) and earnings/(loss) per share would have been as follows:

	2002	2001	2000
Net income/(loss) as reported under U.S. GAAP	43	(213)	216
Less total stock-based employee compensation expense determined under the fair value method described below for all awards at the respective date of grant, net of related tax effects	(4)	(4)	(3)

Pro forma net income/(loss)	39	(217)	213

	2002	2001	2000
	(in €)
Basic and diluted earnings/(loss) per share:
As reported	0.24	(1.19)	1.23
Pro forma	0.22	(1.21)	1.21

        The fair value of Rhodia stock options granted in 2002, 2001 and 2000 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4–5 years (2002 and 2001) 4–6 years (2000), stock price volatility (37%, 34% and 35%, respectively), dividend rate (2.55%, 2.50% and 2.20%, respectively), and risk free interest rate (5.30%, 4.80% and 4.90%–5.20%, respectively).

(h)   Discontinued operations—FAS 144 additional disclosures

        The accounting for discontinued operations under U.S. GAAP changed in 2002. Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of these disposals, including financial expenses, income taxes and the gain/(loss) on the disposal are all reflected as discontinued operations. Prior periods must be restated in a comparable manner.

        Presented below is consolidated summary financial information for the years ended December 31, 2002, 2001 and 2000 reflecting the 2002 disposals of businesses as discontinued operations:

	2002	2001	2000
Net sales	6,061	6,554	6,647
Operating income	261	(172)	404
Income/(loss) from continuing operations	67	(232)	222
Discontinued operations(1)	(24)	19	(6)

Net income/(loss)	43	(213)	216

Basic and diluted earnings/(loss) per share:
Earnings/(loss) per share from continuing operations	0.37	(1.30)	1.26
Earnings/(loss) per share from discontinued operations	(0.13)	0.11	(0.03)

Earnings/(loss) per share	0.24	(1.19)	1.23

(1)
Including a net loss on disposal of €38 million in 2002 and income taxes/(benefit) of €8 million, €15 million and €(11) million in 2002, 2001 and 2000, respectively.

(h)   Earnings/(loss) per share—FAS 128 additional disclosures

        The following table sets forth the computation of diluted earnings per share:

	2002	2001	2000
Weighted-average shares outstanding	178,765,518	179,103,640	175,843,305
Effect of dilutive securities—put option (note 15b)	—	—	508,627

Diluted weighted-average shares	178,765,518	179,103,640	176,351,932

(i)    New accounting standards for U.S. GAAP in 2003

        Accounting for Asset Retirement Obligations (FAS 143) requires, as of January 1, 2003, that Rhodia recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. Rhodia believes that such obligations cannot be determined and that it cannot make a reasonable estimate of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable useful lives.

        Accounting for the Costs Associated with Exit or Disposal Activities (FAS 146) requires, as of January 1, 2003, that Rhodia account for these costs when incurred instead of at the date of its commitment to an exit plan as permitted under current U.S. GAAP. Since the new standard only impacts the timing of the recognition and the initial measurement of the amount of the liabilities relating to exit and disposal activities, Rhodia believes that the adoption of this standard will not have a significant effect on its consolidated financial position, results of operations or cash flows.

        Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires that Rhodia recognized a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation Rhodia assumed in issuing the guarantee. Rhodia has issued guarantees for its portion of indebtedness of companies accounted for on the equity method and other non-consolidated companies (note 23) and certain guarantees relating to the disposals of Rhodia-Ster and the phenol, HCL and soda ash businesses in 2002 (note 23j). In addition, Rhodia has issued residual value guarantees under equipment operating leases (note 23b) that totaled €70 million (net of deferred profits of €69 million that are recorded in Other long-term liabilities) as of December 31, 2002. Rhodia does not expect to pay any amounts under the residual value guarantees since the fair values of the leased equipment are projected, by an independent appraiser, to be in excess of the residual value guarantees.

        Consolidation of Variable Interest Entities (FIN 46) will require by July 1, 2003 for any variable interest entity in which Rhodia had acquired an interest before February 1, 2003, that Rhodia consolidate any variable interest entity in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of following three characteristics of a controlling financial interest: (i) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (ii) the obligation to absorb the expected losses of the entity if they occur, and (iii) the right to receive the expected residual returns of the entity if they occur. Rhodia is currently in the process of assessing any potential FIN 46 impact in particular in relation to operating leases and asset securitization agreements. However, management believes that no variable interest entity issue would be likely to exist when FIN 46 will be effective.

30.   CONSOLIDATED SUBSIDIARIES END OF 2002

        In 2002, Rhodia's perimeter of consolidation included 179 companies (2001: 196), 153 companies are fully consolidated (2001: 162) and 26 companies are accounted for on the equity method (2001: 34).

        The companies are:

Globally integrated subsidiaries	Countries	% owned
RHODIA ACETOW AG	GERMANY	100
RHODIA DEUTSCHLAND GMBH	GERMANY	100
RHODIA ENGINEERING PLASTICS GMBH	GERMANY	100
RHODIA GERMANY INTERNATIONAL	GERMANY	100
RHODIA GMBH	GERMANY	100
RHODIA GRUPPENUNT GMBH	GERMANY	100
RHODIA PERFORM.FIBRES GMBH	GERMANY	100
RHODIA SILICON GMBH	GERMANY	100
RHODIA SYNTECH GMBH	GERMANY	100
RECIPET ARGENTINA	ARGENTINA	99.17
RHODIA POLIAMIDA SUCURSAL ARGENTINA	ARGENTINA	100
RHODIASTER FIPACK ARGENTINA	ARGENTINA	99.99
A&W CHEMICALS PTY LTD AUSTRALIA	AUSTRALIA	100
RHODIA AUSTRALIA PTY	AUSTRALIA	100
RHODIA SILICONES AUSTRALIA PTY LTD	AUSTRALIA	100
RHODIA TRADING AUSTRALIA PTY LTD	AUSTRALIA	100
RHODIA BELGIUM	BELGIUM	99.99
RHODIA CHEMIE NV	BELGIUM	100
RHODIA ACETOW LTDA	BRAZIL	100
RHODIA BRAZIL LTDA	BRAZIL	100
RHODIA PAR	BRAZIL	100
RHODIA POLIAMIDA BRASIL	BRAZIL	100
RHODIA POLIAMIDA LTDA	BRAZIL	100
RHOPART—PART SERVICIOS E COMERCIO LTDA	BRAZIL	100
RHODIA CANADA INC	CANADA	100
RHODIA ENGINEERING PLASTICS INC	CANADA	100
BAOTOU RHODIA RARE EARTHS CO LTD	CHINA	55
BEIJING RP EASTERN CHEMICAL LTD	CHINA	70
RHODIA CHINA CO LTD	CHINA	100
RHODIA HENGCHANG ZH. SPECIALTY CHEMICALS CO LTD	CHINA	70
RHODIA SILICA QINGDAO CO LTD	CHINA	100
RHODIA SILICONES SHANGHAI CO LTD	CHINA	100
RHODIA SPECIALITY CHEMICALS WUXI	CHINA	70
RHODIA SUZHOU ANLI SC	CHINA	70
RUOHAI (ZHEJIANG) FINE CHEMICALS CO LTD	CHINA	100
SHANGHAI LONG MA ENGINEERING PLACTICS CO LTD	CHINA	66

RHODIA POLYAMIDES CO LTD	SOUTH KOREA	100
RHODIA SILICA KOREA CO LTD	SOUTH KOREA	100
CONUBEN SL	SPAIN	83.64
RHODIA ENGINEERING PLASTICS SA	SPAIN	100
RHODIA HPCII ESPANA	SPAIN	100
RHODIA IBERIA SA	SPAIN	100
RHODIA IBERLATEX	SPAIN	100
RHODIA SILICONAS ESPANA SA	SPAIN	100
ALCOLAC INC	UNITED STATES	100
HEAT ENERGY ADVANCED TECHNOLOGY INC	UNITED STATES	100
RHODIA CHIREX AMERICA INC	UNITED STATES	100
RHODIA CHIREX INC	UNITED STATES	100
RHODIA ELECTRONICS & CATALYSIS INC	UNITED STATES	100
RHODIA ENGINEERING PLASTICS CORP—USA	UNITED STATES	100
RHODIA FINANCIAL SERVICES INC	UNITED STATES	100
RHODIA HOLDING INC	UNITED STATES	100
RHODIA INC	UNITED STATES	100
RHODIA INDIA HOLDINGS INC	UNITED STATES	100
RP SPECIALITY CHEMICALS HLDG CO	UNITED STATES	100
GESMO	FRANCE	100
GIE OSIRIS	FRANCE	58.41
GIE SAINT VICTOIRE	FRANCE	100
ICMD—IND. CHIM. MULHOUSE DORNACH	FRANCE	100
ORELIS	FRANCE	100
RHODIA ACETOL	FRANCE	100
RHODIA CAP	FRANCE	100
RHODIA CHIMIE	FRANCE	100
RHODIA ECO SERVICES	FRANCE	100
RHODIA ELECTRONICS & CATALYSIS	FRANCE	100
RHODIA ENERGY	FRANCE	100
RHODIA ENGINEERING PLASTICS SA	FRANCE	100
RHODIA ETANCHEITE	FRANCE	100
RHODIA FOOD SAS	FRANCE	100
RHODIA HPCII	FRANCE	100
RHODIA INTERMEDIAIRES	FRANCE	100
RHODIA ORGANIQUE	FRANCE	100
RHODIA P.I. BELLE ETOILE	FRANCE	100
RHODIA P.I. CHALAMPE	FRANCE	100
RHODIA PARTICIPATIONS	FRANCE	100
RHODIA PERFORM.FIBRES SAS	FRANCE	100
RHODIA POLYAMIDE INTERMEDIATES	FRANCE	100

RHODIA POLYAMIDES ENGINEERING	FRANCE	65
RHODIA PPMC SAS	FRANCE	100
RHODIA RECHERCHES	FRANCE	100
RHODIA SERVICES	FRANCE	100
RHODIA SILICES	FRANCE	100
RHODIA SILICONES	FRANCE	100
RHODIANYL SNC	FRANCE	100
RHODITECH	FRANCE	100
A&W CHEMICALS (INDIA)	INDIA	72.93
RHODIA ENGINEERING PLASTICS SRL	ITALY	100
RHODIA GERONAZZO SPA	ITALY	100
RHODIA ITALIA SPA	ITALY	100
RHODIA PERFORM.FIBRES SRL	ITALY	100
RHODIA SILICONI ITALIA SPA	ITALY	100
SRN ITALIA SRL	ITALY	100
ANAN KASEI CO LTD	JAPAN	67.01
RHODIA JAPAN LTD	JAPAN	100
RHODIA NICCA LTD	JAPAN	60
RHODIA INDUSTRIAL YARNS SIA	LATVIA	100
RHODIA CONS SPEC MALAYSIA	MALAYSIA	100
RHODIA MALAYSIA SND BHD	MALAYSIA	100
RHODIA DE MEXICO SA DE C.V.	MEXICO	100
RHODIA ESPECIALIDADES	MEXICO	100
RHODIA FOSFATADOS	MEXICO	100
RHODIA MEXICANA SA DE C.V.	MEXICO	100
RHODIA SERVICIOS SA DE C.V.	MEXICO	100
TROY GRUPO INDUSTRIAL	MEXICO	100
MEYPRO BV	NETHERLANDS	100
RHODIA ECO SERVICES NEDERLAND BV	NETHERLANDS	100
RHODIA ENGIN. PLAST. NV (NYLTECH NV)	NETHERLANDS	100
RHODIA FINANCE INTERNATIONAL BV	NETHERLANDS	100
RHODIA INTERNATIONAL HOLDINGS BV	NETHERLANDS	100
RHODIA NEDERLAND BV	NETHERLANDS	100
RHODIA FOOD BIOLACTA SPZ	POLAND	97.14
INDAL—INDUSTRIAS DE ALFARROBA LTD	PORTUGAL	100
HOLMES CHAPEL TRADING LTD	UNITED KINGDOM	100
RHODIA CHEMICALS LTD	UNITED KINGDOM	100
RHODIA CHIREX (ANNAN) LTD	UNITED KINGDOM	100
RHODIA CHIREX (DUDLEY) LTD	UNITED KINGDOM	100
RHODIA CHIREX HOLDINGS LTD	UNITED KINGDOM	100
RHODIA CONSUMER SPECIALTIES LTD	UNITED KINGDOM	100

RHODIA ECO SERVICES LTD	UNITED KINGDOM	100
RHODIA ENGINEERING PLASTICS LTD	UNITED KINGDOM	100
RHODIA FOOD UK LTD	UNITED KINGDOM	100
RHODIA HOLDING LTD	UNITED KINGDOM	100
RHODIA HPCII LTD	UNITED KINGDOM	100
RHODIA INDUSTRIAL SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA INTERNATIONAL HOLDINGS LTD	UNITED KINGDOM	100
RHODIA INVESTMENTS LTD	UNITED KINGDOM	100
RHODIA LTD	UNITED KINGDOM	100
RHODIA ORGANIQUE FINE LTD	UNITED KINGDOM	100
RHODIA OVERSEAS LTD	UNITED KINGDOM	100
RHODIA REORGANISATION LTD	UNITED KINGDOM	100
RHODIA SEALANTS LTD	UNITED KINGDOM	100
RHODIA TEXEL LTD	UNITED KINGDOM	100
RHODIA UK LTD	UNITED KINGDOM	100
SERTOW SERPUKHOV	RUSSIA	97.01
AW ASIA PACIFIC HOLDINGS PTE	SINGAPORE	100
RHODIA ASIA PACIFIC PTE LTD	SINGAPORE	100
RHODIA INDUSTRIAL YARNS AS	SLOVAKIA	100
MEYHALL AG	SWITZERLAND	100
PARTICIPATIONS CHIMIQUES	SWITZERLAND	99.99
RHODIA CAPITAL MARKET	SWITZERLAND	100
RHODIA INDUSTRIAL YARNS AG	SWITZERLAND	100
SOPARGEST	SWITZERLAND	99.98
RHODIA ENGIN. PLAST. TAIWAN CO LTD	TAIWAN	100
AW THAI HOLDINGS LTD	THAILAND	100
RHODIA PPMC THAILAND LTD	THAILAND	100
RHODIA THAI INDUSTRIE	THAILAND	74
ALAVER SA	URUGUAY	100
ALEXIL S.A.	URUGUAY	100
FAIRWAY INVESTIMENTOS SA	URUGUAY	100
ZAMIN COMPANY SA	URUGUAY	100
PETPACK S.A.	VENEZUELA	60
RHODIA ACETOW VENEZUELA C.A.	VENEZUELA	100
RHODIA SILICES DE VENEZUELA C.A.	VENEZUELA	100

Subsidiaries accounted for on the equity method	Countries	% owned
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	GERMANY	47.50
A&W AUSTRALIA	AUSTRALIA	50
GELYMAR	CHILE	50
JADE FINE CHEMICALS WUXI CO LTD	CHINA	60
LUOPING PHOSPHORUS CHEMICAL CO LTD	CHINA	50
YING LONG	CHINA	73
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS	COLOMBIA	100
AUXILIAR PAPELERA	SPAIN	50
NYCOA INC	UNITED STATES	50
OATRIM	UNITED STATES	50
PRIMESTER	UNITED STATES	50
BAIKOWSKI CHIMIE	FRANCE	30.22
BUTACHIMIE	FRANCE	50
CEVCO—CENTR.ELECTR.VAPEUR PT DE CLAIX	FRANCE	40
COGENERATION CHALAMPE	FRANCE	50
CYCLEON	FRANCE	50
GIE CHIMIE SALINDRES	FRANCE	50
GIE SPIRAL	FRANCE	58.20
NOVANCE	FRANCE	24.99
RHODIGAZ	FRANCE	50.04
HINDUSTAN GUM & CHEMICALS LTD	INDIA	50
RHODIA MANYAR	INDONESIA	50
RHODIA ORGANO FOOD TECH CO LTD	JAPAN	49
NYLSTAR NV	NETHERLANDS	50
CHEMPHIL AW CORPORATION	PHILIPPINES	39.98
THAI POLYPHOSPHATES & CHEMICALS	THAILAND	30

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RHODIA
By:	/s/ PIERRE PROT Pierre Prot Senior Vice-President and Chief Financial Officer

Date: June 26, 2003

CERTIFICATIONS

I, Jean-Pierre Tirouflet, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Rhodia;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ JEAN-PIERRE TIROUFLET Chairman and Chief Executive Officer

CERTIFICATIONS

I, Pierre Prot, certify that:

  1.
  I have reviewed this annual report on Form 20-F of Rhodia;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ PIERRE PROT Senior Vice President and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART I
Cautionary Statement Regarding Forward-looking Statements
Consumer Specialties Division
Polyamide Division
Fine Organics Division
Industrial Specialties Division
Services and Specialties Division
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
RHODIA AND SUBSIDIARIES Report of Independent Auditors
RHODIA GROUP CONSOLIDATED BALANCE SHEETS
RHODIA GROUP CONSOLIDATED STATEMENTS OF OPERATIONS
RHODIA GROUP CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
RHODIA GROUP CONSOLIDATED STATEMENTS OF CASH FLOWS
RHODIA GROUP INDEX TO NOTES TO FINANCIAL STATEMENTS
RHODIA GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS