Form 20-F/A
period 2002-12-31
RHODIA
filed 2003-07-28
CIK 1062814

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 25, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Item 17 ☐          Item 18 ☒

i

EXPLANATORY NOTE

        This Annual Report on Form 20-F/A (the "Form 20-F/A") amends Items 3, 5 and 18 of the Annual Report on Form 20-F filed by Rhodia on June 26, 2003 (the "Form 20-F") to reflect the restatement of U.S. GAAP financial information for the years ended and at December 31, 2001 and 2002 as presented in Note 29 (Reconciliation to U.S. GAAP and New U.S. Accounting Standards) to the consolidated financial statements included in the Form 20-F.

        The restatement relates to the treatment under U.S. GAAP of indemnification obligations of Aventis pursuant to the Environmental Indemnification Agreement, dated May 26, 1998, which entitled Rhodia to indemnification from Aventis in case of unexpected environmental liabilities. Under U.S. GAAP, indemnification payments from Aventis are accounted for as additional contributed capital when paid. Under French GAAP, Aventis's obligation to make an indemnification payment is recorded as a reduction in the related environmental expense when the expense is recorded. Previously, Rhodia accounted for the indemnification obligation under U.S. GAAP using the same method as under French GAAP. The effect of the restatement on Rhodia's U.S. GAAP financial information is to increase operating expenses and thus decrease operating income, income from continuing operations and net income. The decrease in net income reduces stockholders' equity, while indemnification payments increase stockholders' equity. The restatement reduced operating income as reported under U.S. GAAP by €35 million in 2001 and €7 million in 2002 and reduced net income as reported under U.S. GAAP by €24 million in 2001 and €5 million in 2002. Stockholders' equity as reported under U.S. GAAP was reduced by €24 million at December 31, 2001 and €9 million at December 31, 2002.

        These changes had no effect on Rhodia's primary financial statements and related notes prepared in accordance with French GAAP.

        The terms of Rhodia's environmental indemnity arrangements with Aventis are described in Rhodia's Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 26, 2002, under the sections "Item 3. Key Information—Risk Factors—Risks Relating to Our Business" and "Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis", and in the Form 20-F/A under the section "Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Environmental liabilities" and "—Environmental matters." Rhodia filed an unofficial English translation of the Environmental Indemnification Agreement as an exhibit to Amendment No. 2 to its Registration Statement on Form F-1 (Reg. No. 333-8850) filed on June 8, 1998.

        The Form 20-F/A makes the following amendments:

  •
  Item 3. Key Information—Selected Financial Data. Financial information for 2001 and 2002 under the table heading "Amounts in accordance with U.S. GAAP" is amended to reflect the restatement.

  •
  Item 5. Operating and Financial Review and Prospects—Net Income and Stockholders' Equity Under U.S. GAAP, and —Restatement of Reconciliation to U.S. GAAP. Financial information for 2001 and 2002 is amended to reflect the restatement and additional explanatory disclosure is added.

  •
  The financial statements filed pursuant to Item 18 are amended to reflect revised and restated U.S. GAAP information in Note 29.

        Other than the foregoing items and conforming changes related thereto, this Form 20-F/A does not amend, update or restate any other Items or sections of the Form 20-F. This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F on June 26, 2003. The filing of this Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 26, 2003. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

ii

PART I

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

	Year Ended and as of December 31,
	1998	1999	2000	2001	2002
	€	€	€	€	€
	(in millions, except for number of shares and per share data)(1)(2)
Amounts in accordance with French GAAP:
Income Statement Data:
Net sales	5,537	5,526	7,419	7,279	6,617
Production costs and expenses	(3,671)	(3,594)	(5,053)	(5,166)	(4,489)
Administrative and selling expenses	(852)	(883)	(1,138)	(1,120)	(1,104)
Research and development expenses	(183)	(177)	(194)	(197)	(201)
Depreciation and amortization	(445)	(409)	(492)	(542)	(447)
Restructuring and environmental costs	(40)	(40)	(14)	(163)	(25)
Operating expenses	(5,191)	(5,103)	(6,891)	(7,188)	(6,266)

Operating income	346	423	528	91	351
Financial expense—net	(113)	(116)	(177)	(186)	(123)
Other income/(expense)—net(3)	(38)	12	(7)	(108)	(72)

Income/(loss) of consolidated subsidiaries before income taxes	195	319	344	(203)	156
Income taxes	(51)	(98)	(95)	86	(66)
Income/(loss) of consolidated subsidiaries	144	221	249	(117)	90
Equity in earnings/(losses) of affiliated companies	(21)	15	8	(16)	(38)
Amortization of goodwill	(12)	(14)	(32)	(75)	(47)
Income/(loss) before minority interests	111	222	225	(208)	5
Minority interests	5	5	(9)	(5)	(9)

Net income/(loss)	116	227	216	(213)	(4)
Earnings/(loss) per share(4)	0.67	1.30	1.23	(1.19)	(0.02)
Dividend per share(5)	0.20	0.40	0.40	0.12	0.12
Average number of ordinary shares outstanding (in thousands)	174,146	174,359	175,843	179,104	178,766

Balance Sheet Data:
Working capital(6)	(250)	359	(261)	(428)	(335)
Tangible assets (net book value)	2,624	2,946	3,759	3,561	2,743
Total assets	7,810	7,015	9,566	9,013	7,687
Long-term debt(7)	465	1,145	2,077	1,949	1,739
Other long-term liabilities	1,008	1,000	1,206	1,388	1,374
Total debt(8)	2,766	1,830	3,325	2,985	2,384
Cash, cash equivalents and marketable securities	1,630	277	259	413	251
Net debt(9)	1,136	1,553	3,066	2,572	2,133
Minority interests	65	69	87	84	23
Total stockholders' equity	2,130	2,390	2,593	2,267	1,835
Common stock and additional paid-in capital	2,667	2,624	2,693	2,693	2,693
Cash Flow Statement Data:
Capital expenditures	336	372	503	483	374
Amounts in accordance with U.S. GAAP:
Income Statement Data:
Net sales	4,582	4,713	6,647	6,554	6,061
Operating expenses(10)(12)	(4,404)	(4,379)	(6,243)	6,761	5,807
Operating income/(loss)(10)(12)	178	334	404	(207)	254
Income/(loss) from continuing operations(12)	105	254	222	(256)	62
Income/(loss) from discontinued operations	1	(27)	(6)	19	(24)
Net income/(loss)(12)	106	227	216	(237)	38
Earnings/(loss) per share from continuing operations(12)	0.60	1.46	1.26	(1.43)	0.34
Earnings/(loss) per share from discontinued operations	0.01	(0.16)	(0.03)	0.11	(0.13)
Earnings/(loss) per share:(4)(12)	0.61	1.30	1.23	(1.32)	0.21
Balance Sheet Data:
Working capital(6)	(297)	359	(261)	(487)	(385)
Total property, plant and equipment	2,517	2,946	3,759	3,561	2,743
Total stockholders' equity(11)	1,973	2,213	2,409	1,990	1,437

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

(11)
Stockholders' equity has been restated for the years 2001 and earlier to reflect the charge to equity, net of tax, to recognize the minimum liability in accordance with FAS 87, Employers' Accounting for Pensions. Stockholders' equity has also been restated for the years 2001 and 2002 to recognize the indemnification payments from Aventis as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998, in accordance with US GAAP. See Note 29 to the Consolidated Financial Statements. See "Item 5. Operating and Financial Review and Prospects—Net Income and Stockholders' Equity under U.S. GAAP—Restatement of Reconciliation to U.S. GAAP."

(12)
Operating expenses, operating income/(loss), Income/(loss) from continuing operations. Net income/(loss), earnings/(loss) from continuing operations and earnings/(loss) per share have been restated for the years 2001 and 2002 to reflect the indemnification payments from Aventis as additional contributed capital.

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

	2000	2001	2002
	(€ millions)
Net sales:
French GAAP	7,419	7,279	6,617
U.S. GAAP	6,647	6,554	6,061
Operating income(1):
French GAAP	528	91	351
U.S. GAAP	404	(207)	254
Net income/(loss):(1)
French GAAP	216	(213)	(4)
U.S. GAAP:
Income/(loss) from continuing operations(1)	222	(256)	62
Income/(loss) from discontinued operations	(6)	19	(24)
Net income/(loss)(1)	216	237	38
Stockholders' equity(2):
French GAAP	2,593	2,267	1,835
U.S. GAAP	2,409	1,990	1,437

(1)
Certain items have been reclassified in 2001 and 2000 to conform with the current year's presentations. Operating income/(loss), Income/(loss) from continuing operations, and Net income/(loss) have been restated for the years 2001 and 2002 to reflect the indemnification payments from

  Aventis as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998, in accordance with US GAAP. See "—Restatement of Reconciliation to U.S. GAAP."

(2)
Stockholders' equity has been restated for 2001 and 2000 to reflect the charge to equity, net of tax, to recognize the pension liability in accordance with FAS 87, Employers' Accounting for Pensions and to reflect the indemnification payments from Aventis as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998, in accordance with US GAAP. See "—Restatement of Reconciliation to U.S. GAAP."

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

        Differences in Operating income in 2001 and 2002 of €35 million and €7 million respectively, reflect the recognition of the indemnification payments from Aventis as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998, in accordance with US GAAP. Differences in operating income in 2002, 2001 and 2000 of €47 million, €85 million and €59 million, respectively, are the result of applying FAS 144 for the accounting for discontinued operations for U.S. GAAP in 2002. Differences in operating income in 2001 and 2000 of €75 million and €32 million, respectively, result from including the amortization of goodwill (including accelerated amortization of goodwill) in operating income for U.S. GAAP. Differences in operating income in 2002, 2001 and 2000 of €43 million, €103 million and €33 million, respectively, are the result of including the loss on the sales of receivables and other income/(expense) in operating income for U.S. GAAP. In addition, Rhodia has reclassified certain income statement line items in 2001 and 2000 to conform to the presentation in 2002 of operating income in accordance with U.S. GAAP. The amounts reclassified included "Loss on sales of receivables" amounting to €27 million in 2001 and €17 million in 2000 and "Other income/(expense)" amounting to €76 million in 2001 and €16 million in 2000. These items were previously classified below operating income and are now included in operating income. These items are identical under French GAAP and U.S. GAAP and are presented in Note 21 (Other Income/Expense—Net) to the Consolidated Financial Statements. This reclassification did not affect net income under U.S. GAAP.

        The difference in net income in 2002 of €47 million is from adopting Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets, ("FAS 142"). The accounting for goodwill under U.S. GAAP changed in 2002. FAS 142 requires that Rhodia cease the amortization of goodwill and indefinite-lived intangible assets and replace it with periodic tests of the impairment of these assets. French GAAP requires that Rhodia amortize goodwill and indefinite-lived assets. In addition, the differences in Net income/(loss) in 2001 and 2002 of €24 million and €5 million, respectively, reflect the recognition, net of tax of the indemnification payments from Aventis as additional contributed capital.

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

  •
  Positive adjustment of €47 million relating to non-amortization of goodwill under U.S. GAAP as discussed above.

Restatement of Reconciliation to U.S. GAAP

        As part of its preparation of Note 29 (Reconciliation to U.S. GAAP and New U.S. Accounting Standards) to the Consolidated Financial Statements, Rhodia determined that it was necessary to restate financial information presented in the U.S. GAAP reconciliation note included in Rhodia's previously issued financial statements. A restatement was made in order to correctly reflect the minimum pension liability, net of tax, in accordance with FAS 87 Employers' Accounting for Pensions. The effect of the restatement on Stockholders' equity as of December 31, 2001 was a reduction of €218 million under U.S. GAAP. The effect on Comprehensive income/(loss) was an increase in comprehensive loss of €34 million in 2001 and a reduction of comprehensive income of €7 million in 2000. A restatement was made in order to correctly reflect the indemnification payments from Aventis as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998, in accordance with US GAAP. The effect of this restatement on Stockholders' equity as of December 2001 was a reduction of €24 million under US GAAP. The effect on the net income/(loss) was an increase of the loss of €24 million. The effect of this restatement on Stockholders' equity as of December 2002 was a decrease of €9million. The effect on the net income/(loss) was an increase of the loss of €5 million. These changes had no effect on Rhodia's primary financial statements and related notes, since they are prepared in accordance with French GAAP.

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

PART III

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

        In our opinion, the consolidated financial statements referred to below (page F-4 to F-65) present fairly, in all material respects, the financial position of Rhodia and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

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

Paris, France
April 4, 2003, except for Note 29(d) for which the date is July 25, 2003

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

29.   RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS

        Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material effect on Rhodia's consolidated financial statements are described below. The 2002, 2001 and 2000 Stockholders' equity, Net income/(loss), Operating income/(loss) and Comprehensive income/(loss) reconciliations have been restated as described below.

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

(d)   Environmental Indemnification Agreement (Restatement)

        Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification between Rhodia and Aventis principally with respect to certain environmental liabilities that could arise in connection with Rhodia's chemical business at sites transferred to Rhodia effective January 1, 1998. Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998. Under French GAAP, the indemnification obligation by Aventis against environmental claims is recorded as a reduction in the related environmental expense.

        Previously, Rhodia accounted for this agreement under U.S. GAAP using the same method as under French GAAP. The effect of this restatement on the consolidated financial statements was to reduce stockholders' equity by €9 million and €24 million at December 31, 2002 and 2001 and the effect on the Statement of Operations is as follows:

	2002 as restated	2002 as reported	2001 as restated	2001 as reported
	In M€
Statement of operation:
Operating income	254	261	(207)	(172)
Net income/(loss)	38	43	(237)	(213)
Basic and diluted earnings/(loss) per share (in €)	0.21	0.24	(1.32)	(1.19)

Comprehensive income/(loss)	(539)	(537)	(334)	(310)

(e)   Reconciliation between French GAAP and U.S. GAAP

  (i)    Net income/(loss)

        A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the years ended December 31, 2002 and 2001 follows:

	2002 restated	2001 restated
Net income/(loss) (French GAAP)	(4)	(213)
Amortization of goodwill	47	—
Environmental Indemnification Agreement	(5)	(24)

Net income/(loss) (U.S. GAAP)	38	(237)

	2002 restated	2001 restated
	(In €)
Basic and diluted earning/(loss) per share (U.S. GAAP)	0.21	(1.32)

        There is no dilution as stock option prices exceed market prices. A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the year ended December 31, 2000 has not been presented as no differences were present.

        Rhodia's net income/(loss) adjusted for amortization of goodwill and earnings/(loss) per share for the years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization of goodwill were as follows:

	2002 restated	2001 restated	2000
Net income/(loss) (U.S. GAAP)	38	(237)	216
Amortization of goodwill	—	50	32

Net income/(loss) adjusted for amortization of goodwill	38	(187)	248

	2002 restated	2001 restated	2000
	(In €)
Basic and diluted earnings/(loss) per share:
U.S. GAAP	0.21	(1.32)	1.23
Amortization of goodwill	—	0.28	0.18

Adjusted for amortization of goodwill	0.21	(1.04)	1.41

  (ii)   Stockholders' equity

        The Stockholders' equity reconciliation as of December 31, 2001 has been restated to reflect the charge to equity, net of tax, of recognizing the minimum liability in accordance with FAS 87 and to reflect the effect of the Aventis Environmental Indemnification Agreement for the years ended December 31, 2002 and 2001. A reconciliation of Stockholders' equity between French GAAP and U.S. GAAP as of December 31, 2002 and 2001 follows:

	December 31,
	2002 restated	2001 restated
Stockholders' equity (French GAAP)	1,835	2,267
Derivatives (cash flow hedges—net of tax)(1)	(38)	(35)
Amortization of goodwill	47	—
Pension liability over plan assets(2)	(395)	(218)
Environmental Indemnification Agreement—Note 29(d)	(9)	(24)
Translation	(3)	—

Stockholders' equity (U.S. GAAP)	1,437	1,990

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

  (iii) Comprehensive income/(loss)

        Comprehensive income/(loss) includes all changes in Stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The Comprehensive income reconciliation for the years ended December 31, 2001 and 2000 have been restated to reflect a charge to equity, net of tax, of recognizing the minimum liability in accordance with FAS 87, and for the years ended December 31, 2002 and 2001 to reflect the capital contribution resulting from the Aventis Environmental Indemnification Agreement. The following table presents Comprehensive income/(loss) for the years ended December 31, 2002, 2001 and 2000:

	2002 restated	2001 restated	2000 restated
Net income/(loss) (U.S. GAAP)	38	(237)	216
Derivatives	(3)	(35)	—
Pension liability over plan assets	(177)	(34)	(7)
Translation	(397)	(28)	(28)

Comprehensive income/(loss)	(539)	(334)	181

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

	2002 restated	2001 restated	2000
Operating income—French GAAP	351	91	528
Operating income—discontinued operations	(47)	(85)	(59)
Amortization of goodwill	—	(75)	(32)
Loss on sales of receivables	(29)	(27)	(17)
Other income/(expense)	(14)	(76)	(16)
Environmental Indemnification Agreement, Note 29(d)	(7)	(35)

Operating income/(loss) U.S. GAAP	254	(207)	404

(f)    Goodwill and Other intangible assets—FAS 142 additional disclosures

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

(g)   Transfers of accounts receivable—FAS 140 additional disclosures

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

(h)   Stock options—FAS 123 additional disclosures

        If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2002, 2001 and 2000, net income/(loss) and earnings/(loss) per share would have been as follows:

	2002 restated	2001 restated	2000
Net income/(loss) as reported under U.S. GAAP	38	(237)	216
Less total stock-based employee compensation expense determined under the fair value method described below for all awards at the respective date of grant, net of related tax effects	(4)	(4)	(3)

Pro forma net income/(loss)	34	(241)	213

	2002 restated	2001 restated	2000
	(in €)
Basic and diluted earnings/(loss) per share:
As reported	0.21	(1.32)	1.23
Pro forma	0.19	(1.34)	1.21

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

(i)    Discontinued operations—FAS 144 additional disclosures

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

        Presented below is consolidated summary financial information for the years ended December 31, 2002, 2001 and 2000 reflecting the 2002 disposals of businesses as discontinued operations:

	2002 restated	2001 restated	2000
Net sales	6,061	6,554	6,647
Operating income	254	(207)	404
Income/(loss) from continuing operations	62	(256)	222
Discontinued operations(1)	(24)	19	(6)

Net income/(loss)	38	(237)	216

Basic and diluted earnings/(loss) per share:
Earnings/(loss) per share from continuing operations	0.34	(1.43)	1.26
Earnings/(loss) per share from discontinued operations	(0.13)	0.11	(0.03)

Earnings/(loss) per share	0.21	(1.32)	1.23

(1)
Including a net loss on disposal of €38 million in 2002 and income taxes/(benefit) of €8 million, €15 million and €(11) million in 2002, 2001 and 2000, respectively.

(j)    Earnings/(loss) per share—FAS 128 additional disclosures

        The following table sets forth the computation of diluted earnings per share:

	2002	2001	2000
Weighted-average shares outstanding	178,765,518	179,103,640	175,843,305
Effect of dilutive securities—put option (note 15b)	—	—	508,627

Diluted weighted-average shares	178,765,518	179,103,640	176,351,932

(k)   New accounting standards for U.S. GAAP in 2003

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

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RHODIA
By:	/s/ PIERRE PROT Pierre Prot Senior Vice-President and Chief Financial Officer

Date: July 25, 2003

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

Date: July 25, 2003

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

Date: July 25, 2003

/s/ PIERRE PROT Senior Vice President and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
PART I
Cautionary Statement Regarding Forward-looking Statements
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