Form 20-F
period 2003-12-31
RHODIA
filed 2004-03-23
CIK 1062814

As filed with the Securities and Exchange Commission on March 23, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14838

RHODIA
(Exact name of Registrant as specified in its charter)

Not applicable	French Republic
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

26, quai Alphonse Le Gallo 92512 Boulogne-Billancourt Cedex France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share nominal value €1 per share	New York Stock Exchange
Ordinary Shares, nominal value €1 per share*	New York Stock Exchange

Listed not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares (“ADSs”) pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 179,309,188

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

For your convenience, this Annual Report on Form 20-F contains translations of certain euro amounts into U.S. dollars at specified rates.  These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

The financial statements contained in this Annual Report on Form 20-F have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), as restated.  See Notes 1 and 31(g) to our annual consolidated financial statements for the three years ended and at December 31, 2003 (together with the notes thereto, the "Consolidated Financial Statements") included elsewhere in this Annual Report on Form 20-F.  French GAAP differs in certain significant respects from U.S. GAAP.  For a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation to U.S. GAAP of net income and stockholders’ equity, see Note 31 to our Consolidated Financial Statements. The financial data presented in this Annual Report on Form 20-F is derived from the Consolidated Financial Statements.

The Consolidated Financial Statements contained in this Annual Report on Form 20-F differ in certain material respects from our consolidated financial statements, prepared in accordance with French GAAP, which were published in France and submitted for approval to our General Shareholders’ Meeting to be held on March 31, 2004.  These differences relate to the presentation of the correction of an error in calculating the tax basis associated with certain assets of a consolidated entity.  The recalculated deferred taxes were assessed for recoverability in accordance with FAS 109 and a valuation allowance was provided.  Under French GAAP, prior periods are not permitted to be retroactively restated, and the effect of the correction was reflected only in the statement of operations for the year ended December 31, 2003.  Under U.S. GAAP, this correction is presented in the period to which the error relates, and subsequent years’ financial statements are adjusted as disclosed in Note 1 to the Consolidated Financial Statements.  As a result of this change, our consolidated net income, compared with our consolidated net income as published in France, decreased by €18 million for 2003, increased by €38 million for 2002 and decreased by €26 million for 2001.

Our discussion and analysis of our results of operations includes information concerning the period-to-period comparison of our operating performance and divisions:

•      changes in scope of consolidation (for example, as a result of acquisitions, divestitures, changes in consolidation and, with respect to comparisons of the results of operations at the division or business level, transfers of businesses or activities between divisions or businesses);

•      changes in exchange rates affecting the translation into euro of our sales, expenses and earnings and other income statement items that are denominated in currencies other than euro;

•      changes in average selling prices; and

•      changes in volumes.

We have developed these performance measures based on monthly reporting from our various businesses and use them for both our internal analysis and for our financial communications.  In comparing the results of operations for two periods (the “prior” period and the “subsequent” period), we calculate the effect of these changes as follows:

•      We calculate the impact of “changes in scope of consolidation” by (i) in the case of acquisitions, including in the prior period’s results activities included in our consolidated financial statements for all or part of the subsequent period only for the same portion of such earlier period as they were included in the subsequent period, and (ii) in the case of divestitures, excluding from the results of the prior period any activities which were included in our consolidated financial statements during all or any portion of the earlier period but which were not included for any portion of the subsequent period.

•      We calculate the impact of “changes in exchange rates” by adjusting the prior period’s results for the impact of the change in exchange rates on the translation into euro of items of our income statement denominated in currencies other than the euro at average exchange rates during the subsequent period.

i

•      We estimate the impact of changes in average selling prices by comparing the current weighted average net unit selling prices for each product in the subsequent period (for example, the euro cost per ton) against the weighted average net unit selling prices in the prior period, multiplied in both cases by volumes sold during the subsequent period.

•      We estimate the impact of changes in volumes by comparing quantities shipped in the subsequent period against quantities shipped in the prior period, multiplied in both cases by the weighted average net unit selling prices of the prior period.

We believe that these measures are useful tools for analyzing and explaining changes and trends in our historical results of operations.  However, these measures are not measurements of performance under either U.S. GAAP or French GAAP.  They should not be considered as an alternative to any measures of performance under U.S. GAAP or French GAAP.  Our method of calculating this information may differ from methods used by other companies.

Unless the context requires otherwise, the terms “Rhodia,” the “Company,” the “Group,” “we,” “our” or “us” refer to Rhodia and our consolidated subsidiaries for the periods subsequent to January 1, 1998.  See “Item 4.  Information About Rhodia—Corporate History– Formation of Rhodia.”  On December 15, 1999, Hoechst merged into Rhône-Poulenc and Rhône-Poulenc changed its name to Aventis.  References to “Aventis” refer to Rhône-Poulenc S.A. and its consolidated subsidiaries for periods prior to the merger and refer to the merged entities for periods after the merger.

All references herein to “United States” or “U.S.” are to the United States of America, references to “dollars” or “$” are to the currency of the United States, references to “France” are to the Republic of France, and references to “euro” and “€” are to the currency of the European Union member states (including France) participating in the European Monetary Union.

The brand names (indicated in capital letters) mentioned in this Annual Report on Form 20-F are trademarks of Rhodia, its affiliates and/or associated companies or are used with permission under a license agreement.

This Annual Report on Form 20-F contains information about our markets and our competitive position therein, including market sizes and market share information.  We are not aware of any exhaustive industry or market reports that cover or address all of our markets.  Therefore, we assemble information on our markets through our divisions and enterprises, which in turn compile information on our local markets annually.  They derive that information from formal and informal contacts with industry professionals (such as professional associations), publications data (such as gross domestic product or client industry publications), annual reports of our competitors and market research by independent consultants.  We estimate our position in our markets based on the market data referred to above.  Although we have commenced compiling market share data for the year 2003, we have not yet completed the process.  Accordingly, where specified below, some market size and market share data contained in this Annual Report on Form 20-F relate to the year 2002.

We believe that the market share information contained in this Annual Report on Form 20-F provides fair and adequate estimates of the size of our markets and fairly reflects our competitive position within these markets.  However, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results.  In addition, our competitors may define their markets differently than we do.

ii

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

Selected Financial Data

The tables below set forth our selected consolidated financial data for each of the five years during the period ended December 31, 2003.  These financial data are derived from our Consolidated Financial Statements, which are audited by Pricewaterhouse Coopers, independent auditors, and which have been prepared in accordance with French GAAP, as restated. See Notes 1 and 31(g) to the Consolidated Financial Statements.  The selected consolidated financial data for the fiscal years 2003, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements.  French GAAP differs in significant respects from U.S. GAAP.  For a discussion of the principal differences as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity for the three years ended December 31, 2003, see Note 31 to the Consolidated Financial Statements.  We have prepared our Consolidated Financial Statements assuming that we will continue as a going concern; however, the report of our independent auditors on the Consolidated Financial Statements includes an explanatory paragraph describing an uncertainty about our ability to continue as a going concern as a result of concerns set forth in their report.  The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.  For a more complete description, see “Item 5.  Operating and Financial Review and Prospects—Introductory Note Regarding the Consolidated Financial Statements," "—Critical Accounting Estimates—Going Concern" and Note 1 to the Consolidated Financial Statements.

	Year Ended and as of December 31,
	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)	2003(1)
	€	€	€	€	€	$
	(in millions, except for number of shares and per share data) (1)(2)
Amounts in accordance with French GAAP:
Income Statement Data:
Net sales	5,526	7,419	7,279	6,617	5,453	6,651
Production costs and expenses(10)	(3,865)	(5,430)	(5,541)	(4,844)	(4,218)	(5,145)
Administrative and selling expenses(10)	(612)	(761)	(745)	(749)	(612)	(746)
Research and development expenses	(177)	(194)	(197)	(201)	(187)	(228)
Depreciation and amortization	(409)	(492)	(542)	(447)	(524)	(639)
Restructuring and environmental costs	(40)	(14)	(163)	(25)	(71)	(87)
Operating expenses	(5,103)	(6,891)	(7,188)	(6,266)	(5,612)	(6,845)
Operating income	423	528	91	351	(159)	(194)
Financial expense—net	(116)	(177)	(186)	(123)	(250)	(305)
Other income/(expense)—net (3)	12	(7)	(108)	(72)	(98)	(120)
Income/(loss) of consolidated subsidiaries before income taxes	319	344	(203)	156	(507)	(619)
Income taxes(10)	(79)	(86)	60	(28)	(160)	(195)
Income/(loss) of consolidated subsidiaries(10)	240	258	(143)	128	(667)	(814)
Equity in earnings/(losses) of affiliated companies	15	8	(16)	(38)	(95)	(116)
Amortization of goodwill	(14)	(32)	(75)	(47)	(602)	(734)
Income/(loss) before minority interests(10)	241	234	(234)	43	(1,364)	(1,664)
Minority interests	5	(9)	(5)	(9)	(5)	(6)
Net income/(loss)(10)	246	225	(239)	34	(1,369)	(1,670)
Earnings/(loss) per share (4)(10)	1.41	1.28	(1.33)	0.19	(7.63)	(9.31)
Dividend per share (5)	0.40	0.40	0.12	0.12	—	—
Average number of ordinary shares outstanding (in thousands)	174,359	175,843	179,104	178,766	179,309	179,309

	Year Ended and as of December 31,
	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)	2003(1)
	€	€	€	€	€	$
	(in millions, except for number of shares and per share data) (1)(2)
Balance Sheet Data:
Working capital (6) (10)	359	(261)	(428)	(335)	(792)	(966)
Tangible assets (net book value)	2,946	3,759	3,561	2,743	2,526	3,081
Total assets (10)	6,826	9,346	8,748	7,387	6,529	7,963
Long-term debt (7)	1,145	2,077	1,949	1,739	1,886	2,300
Short-term borrowings and current portion of long-term debt	685	1,248	1,036	645	1,447	1,765
Total debt (8)	1,830	3,325	2,985	2,384	3,333	4,065
Cash, cash equivalents and marketable securities	277	259	413	251	766	934
Net debt (9)	1,553	3,066	2,572	2,133	2,567	3,131
Other long-term liabilities (10)	811	976	1,140	1,054	1,015	1,238
Minority interests	69	87	84	23	23	28
Total stockholders’ equity (10)	2,390	2,603	2,250	1,855	252	307
Common stock and additional paid-in capital	2,624	2,693	2,693	2,693	2,692	3,283
Cash Flow Statement Data:
Capital expenditures	372	503	483	374	233	284
Amounts in accordance with U.S. GAAP:
Income Statement Data:
Net sales (10)	4,713	6,600	6,496	6,004	5,424	6,616
Operating expenses (10)	(4,379)	(6,217)	(6,710)	(5,758)	(6,318)	(7,706)
Operating income/(loss) (10)	334	400	(214)	246	(894)	(1,090)
Income/(loss) from continuing operations(10)	273	229	(284)	97	(1,408)	(1,718)
Income/(loss) from discontinued operations(10)	(27)	(4)	21	(21)	(47)	(57)
Net income/(loss) (10)	246	225	(263)	76	(1,455)	(1,775)
Earnings/(loss) per share from continuing operations (10)	1.57	1.30	(1.59)	0.54	(7.85)	(9.57)
Earnings/(loss) per share from discontinued operations(10)	(0.16)	(0.02)	0.12	(0.11)	(0.26)	(0.32)
Earnings/(loss) per share: (4)(10)	1.41	1.28	(1.47)	0.43	(8.11)	(9.89)
Balance Sheet Data:
Working capital (6) (10)	359	(261)	(463)	(358)	(777)	(948)
Total property, plant and equipment	2,946	3,759	3,561	2,743	2,526	3,081
Total stockholders’ equity (10)	2,213	2,419	1,973	1,457	(223)	(272)

(1)     A restatement was made for 2003, 2002, 2001, 2000 and 1999 in order to correctly reflect the deferred income taxes of our U.S. operations in accordance with U.S. GAAP.  (See Notes 1 and 31(g) to the Consolidated Financial Statements).

(2)     Financial data have been translated from euro into U.S. dollars at the noon buying rate for wire transfers fixed by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 17, 2004.

(3)     Includes gains/(losses) on disposals of assets and other income/(expense).

(4)     Basic and diluted.  Earnings/(loss) per share for 1999, 2000, 2001, 2002 and 2003 has been calculated on the basis of 174,359,024 shares, 175,843,305 shares, 179,103,640 shares, 178,765,518 shares and 179,309,188 shares outstanding (less treasury stock) on average for such years, respectively (175,263,935 shares, 176,351,932 shares, 179,103,640 shares, 178,765,518 shares and 179,309,188 shares outstanding on average on a diluted basis, respectively).

(5)     The dividends set forth above do not include the French avoir fiscal discussed in more detail under “Item 10.  Additional Information—Taxation.”

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

(10)   Certain items have been reclassified in 2002 and prior years to conform to the presentation in 2003 relating to discontinued operations (see Note 31(m) to the Consolidated Financial Statements), and an adjustment to the pension obligation and the related intangible asset and a reclassification of shipping and handling fees (see Note 2.2 to the Consolidated Financial Statements).

Exchange Rate Information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our ADSs on the New York Stock Exchange and the U.S. dollar value of any dividends we may declare.

The table below sets forth the euro/U.S. dollar exchange rate for 1999, 2000, 2001, 2002 and 2003 based on the Noon Buying Rate expressed in euro per U.S. dollars.

Month	Period-end rate	Average rate(1)	High	Low
Euro/Dollar(2)
March 2004(3)	€0.82	€0.81	€0.83	€0.80
February 2004	0.80	0.79	0.80	0.78
January 2004	0.80	0.79	0.81	0.78
December 2003	0.79	0.81	0.84	0.79
November 2003	0.83	0.85	0.88	0.83
October 2003	0.86	0.85	0.86	0.85
September 2003	0.86	0.89	0.92	0.86

Year
Euro/Dollar(2)
2004(3)	€0.82	€0.81	€0.83	€0.78
2003	0.79	0.88	0.97	0.79
2002	0.95	1.05	1.16	0.95
2001	1.12	1.12	1.19	1.05
2000	1.07	1.09	1.21	0.97
1999	0.99	0.94	1.00	0.85

(1)     The yearly averages of the Noon Buying Rates for euro were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period.  The monthly averages were calculated using the average of the daily Noon Buying Rates for euro within each month.

(2)     Originally published as dollar/euro.

(3)     Current through March 17, 2004.

Risk Factors

In addition to other information contained in this Annual Report on Form 20-F, you should consider carefully the risks described below.  These risks are not the only ones we face.  Additional risks not currently known to us or that we currently believe immaterial may also impair our business operations.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

This Annual Report on Form 20-F also contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this Annual Report on Form 20-F.  See “Cautionary Note Regarding Forward-looking Statements.”

Risks Related to our Indebtedness

Our substantial level of indebtedness could materially adversely affect our ability to fulfill our obligations under our debt agreements, our ability to react to changes in our business and our ability to incur additional debt to fund future needs

We have a substantial amount of debt.  As of December 31, 2003:

•      we had gross financial debt (long-term debt plus short-term borrowings and current portion of long-term debt) of €3,333 million;

•      we had securitized trade and other receivables generating net cash proceeds of €413 million;

•      future minimum lease payments for operating leases amounted to €87 million; and

•      we had granted guarantees in respect of indebtedness of our joint ventures and other non-consolidated companies in the amount of €173 million.

As of December 31, 2003, our cash and marketable securities amounted to €766 million and our stockholders’ equity (excluding minority interests) amounted to €252 million.  Our substantial debt has had important consequences in the past and may continue to do so in the future.  These consequences include:

•      making it more difficult for us to satisfy our obligations;

•      requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

•      increasing our vulnerability to adverse economic and industry conditions;

•      limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•      placing us at a competitive disadvantage compared to our competitors that have relatively less debt; and

•      limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other purposes.

We do not expect to generate positive net cash from operating activities in the near- to mid-term sufficient to meet our liquidity needs.  Our ability to meet our short-term financial obligations and to finance our operations depends on the success of our planned rights offering and asset disposal program, and our ability to refinance maturing debt in the medium-term depends on our ability to secure new sources of financing

Our ability to repay our indebtedness, to fund our operations and make necessary capital expenditures depends on our ability to generate cash.  While our operating activities have historically provided net cash

(€676 million in 2001 and €506 million in 2002), they used €27 million in net cash in 2003.  Capital expenditures amounted to €483 million, €374 million and €233 million in 2001, 2002 and 2003, respectively.  This decline in cash from operating activities resulted both from structural factors endemic to our industry and the global economy, including weak demand, higher raw material costs and the increase in the value of the euro relative to other currencies, as well as factors specific to us, including restructuring charges and increased financial expenses.  A number of these factors are beyond our control and are described elsewhere in this section.  In light of these unfavorable conditions and the cash impact of our restructuring programs, we do not expect to generate positive cash flow from our industrial and commercial operations (i.e., net cash provided by operating activities less capital expenditures) through at least 2004.  If we are unable to meet our debt service obligations or fund our other liquidity needs, we could be required to refinance all or a portion of our debt before maturity, seek additional equity capital or sell additional assets.  We cannot assure you that we will be able to pay our debt or refinance it on commercially reasonable terms, or at all, or to fund our liquidity needs.

Because of our current difficulties in generating net cash from our operating activities and our restricted access to external sources of financing as further described below, our ability to meet our short-term financial obligations and finance our capital expenditures and operating activities depends on the success of our planned share capital increase with preferential rights for existing stockholders and asset disposal program.  Although we believe that our available sources of liquidity, together with assumed proceeds of at least €300 million from our planned rights offering and €700 million from our planned asset disposal program, will be sufficient to satisfy our financing needs during 2004, this may not prove to be the case.  We expect that even with these proceeds we will have limited excess liquidity throughout 2004.  As a result, any unexpected cash expenditures would place us at significant risk of a liquidity shortfall.  These expectations of our future liquidity are forward-looking statements based on a number of assumptions, including assumptions regarding expected cash flows from operations, interest rates, raw material prices and currency exchange rates.  Assumptions regarding such factors are subject to inherent uncertainties, as well as the risks described elsewhere herein.  The indicated proceeds of the capital increase and asset disposal program reflect our undertakings under the SCA (as defined below).  Our assumptions and beliefs may prove incorrect, which could cause our actual liquidity to vary.

In particular, we may not be able to generate sufficient net proceeds from the rights offering or asset sales within the expected timeframes.  We have not yet announced the amount and timing of the rights offering.  The success of the offering will depend in part on the market price of our shares, which has been extremely volatile in the past.  The success of our asset disposal program is also subject in part to market conditions.  The specialty chemicals industry is currently suffering from difficult economic conditions and the valuation of assets earmarked for disposal is frequently lower than that of recent years.  In addition, because competition in some of the industries in which we operate is concentrated, certain potential purchasers may be deterred by competition law considerations from acquiring (or seeking to acquire) assets that we are seeking to dispose of, which may negatively affect the valuation of these assets.  If we are unable to obtain the valuations that we expect for the assets we are disposing, we may be required to dispose of additional assets, including assets that we would otherwise have considered core activities with higher relative profitability and cash generating capacity, in order to satisfy our undertakings under the SCA.  In addition, disposals of our assets and businesses will mechanically cause our revenues and operating income to decrease and, to the extent we are required to sell core assets, could dilute our cash-generating or earnings capacity.

We will continue to have significant liquidity needs in the mid-term that we will not be able to meet without obtaining additional external financing.  A significant portion of our gross financial debt matures over the next three years, including

•      €119 million maturing in December 2004 that we expect to draw under the Refinancing Facilities Agreement (as defined below);

•      €500 million of notes maturing in May 2005;

•      €300 million of notes maturing in March 2006; and

•      €639 million maturing in March 2006 that we expect to draw under the Refinancing Facilities Agreement.

After taking into account assumed proceeds of the planned share capital increase and asset disposal program, our current sources of liquidity, together with amounts drawn under the Refinancing Facilities Agreement, will not be sufficient to repay the notes as they mature.  Our ability to refinance the notes as they come due therefore depends in part on our ability to obtain new sources of liquidity.  Our efforts to obtain such sources may not succeed, and the costs relating to any such refinancing could be material.  This would have a material adverse impact on our liquidity, results of operations and financial condition.

We recently renegotiated a significant portion of our bank debt due to pending breaches of financial covenants.  If we are unable to comply with the conditions to this renegotiation, our ability to finance our operations and service our debt in the near-term will be severely compromised

Because we expected to be unable to meet certain of the financial covenants contained in certain of our financing arrangements, we entered into a secured co-ordination agreement (the ”SCA”) with 23 of our lenders on December 23, 2003.  The SCA is in effect through May 15, 2004, although it may be extended to no later than June 30, 2004 in certain circumstances.  The SCA covers committed and uncommitted lines of credit and other financing arrangements, referred to in the SCA as “affected” facilities, of which approximately €968 million was drawn as of November 30, 2003, the calculation date of the SCA, and approximately €449 million was undrawn.  Under the SCA, we agreed to pre-pay a portion of the principal outstanding under the affected facilities.  The remaining amounts drawn under these affected facilities, €968 million as of November 30, 2003, are to remain outstanding until the term of the SCA.  Our ability to draw on undrawn portions of the affected facilities was cancelled upon the signing of the SCA.  The affected facilities include our syndicated credit facility and lines of credit of certain affiliates.  The SCA provides for the extension of any final maturity dates falling prior to the term date of the SCA to no later than that date.  All amounts due and payable prior to the term date of the SCA were rolled over to such term date.  The SCA also provides for the harmonization of interest periods, covenants, financial ratios and events of default across the affected facilities.  Under the terms of the SCA, we agreed to pay higher interest rates on amounts outstanding under the affected facilities, which will increase our financing requirements.  We describe the SCA in further detail under “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Refinancing.”

Under the SCA, the lenders have agreed to maintain the affected facilities and not to take any action with respect to any default that may occur under the affected facilities.  Upon expiration of the SCA, credit facilities with approximately €885 million outstanding will be cancelled and replaced by the “Refinancing Facilities Agreement” with a single medium- and short-term credit facility, in a reduced amount of approximately €758 million.  This facility will be immediately drawn to reimburse amounts outstanding under certain affected facilities.  The initial drawdown is conditional, among other things, upon the receipt of at least €300 million of net cash proceeds from the rights offering.  The Refinancing Facilities Agreement is currently being signed.  Failure to sign the agreement would constitute an event of default under the SCA.

The SCA is also subject to representations and undertakings that apply to, and override current representations and undertakings in, all affected facilities.  In particular, we must satisfy the following undertakings:

•      implement an asset disposal program generating net cash proceeds of not less than €700 million by December 31, 2004, of which €400 million must be generated by June 30, 2004 (with €200 million actually received by us in cash unconditionally by that date and €200 million to be received in cash subsequently under binding agreements entered into prior to June 30, 2004);

•      launch a rights offering by May 15, 2004 that will generate net cash proceeds of no less than €300 million, and to apply 25% of any proceeds in excess of €300 million towards prepayment of the affected facilities; and

•      negotiate and agree revised covenants and events of default with the counterparties revised covenants under certain of our operating lease programs.

We may be unable to fulfill any or all of these obligations.  In particular, the success of the share capital increase and asset disposal program depends on the factors described in the preceding risk factor.  Although we have signed binding term sheets with respect to amending the relevant leases, negotiations of definitive agreements could fail, which would constitute an event of default under the SCA.

The SCA also requires us to maintain the following financial covenants:

•      a ratio of consolidated net indebtedness to adjusted EBITDAR not greater than 9.0:1.0 in respect of the 12-month period ended on December 31, 2003, and 9.5:1.0 in respect of the 12-month period ended on March 31, 2004;

•      a ratio of EBITDAR to net financial expenses not less than 2.0 to 1.0 in respect of the 12-month period ended on December 31, 2003, and 1.75 to 1.0 in respect of the 12-month period ended on March 31, 2004; and

•      consolidated net indebtedness not greater than €3,850 million on December 31, 2003 and €4,050 million on March 31, 2004.

Consolidated net indebtedness and EBITDAR (“earnings before interest, tax, depreciation, amortization and rental payments”) are non-GAAP financial measures defined in the SCA and described in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Refinancing.”  Our ability to comply with the financial covenants will depend on our operating performance and level of indebtedness, as well as on events beyond our control such as changes in raw material costs, exchange rates and interest rates.  We cannot guarantee that we will be able to comply with these covenants.

Failure to comply with any of the requirements listed above or the failure of the Refinancing Facilities Agreement to take effect would allow the lenders representing 66 2/3 % of the total lenders’ exposure to declare an event of default under the SCA.  Upon a declared default, each lender would be able to exercise its rights and remedies under the affected facilities, which could include the right to accelerate payment of amounts outstanding.  The SCA further provides, among other things, that in the event we, or any of our subsidiaries party to the SCA, become insolvent or default on any payment obligation, or if we fail to complete the rights offering or implement a specified portion of the asset disposal program by the term date, each bank lending to such entity may enforce its rights in respect of that particular entity and the relevant affected facility without requiring a vote under the SCA.

Many of our remaining financing agreements include cross-default and cross-acceleration provisions as a result of which a payment default (subject to a certain threshold), an acceleration, or a failure to respect financial covenants under one agreement may result in an event of default or acceleration event under such other agreements.  In such an event, the lenders could elect to declare all amounts outstanding under such facilities immediately due and payable.  Although we would expect to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.  In the event of any acceleration of our debt under our other financing arrangements, we cannot assure you that our assets will be sufficient to repay our obligations in full.

Other agreements governing our financial indebtedness contain financial covenants that we may fail to meet in the future

The SCA does not cover all of our financing arrangements.  Other financing arrangements with financial covenants that we did not expect to be able to meet as of December 31, 2003 included the note purchase agreement governing our $290 million private placement notes, certain operating leases and one of our receivables securitization programs.  We have been required to renegotiate these agreements in order to prevent or cure potential events of default.  Certain of these agreements, as well as the Refinancing Facilities Agreement, contain or will contain financial covenants with which we will be required to comply following the expiration of the SCA.

We amended the U.S. private placement note purchase agreement as of September 12, 2003 to modify certain financial covenants with which we would not have been able to comply as of June 30, 2003.  As a result of the continued deterioration of our financial condition in the second half of 2003 and the impairment of our tangible and intangible long-term assets, we were unable to satisfy the amended covenants as of December 31, 2003.  We therefore renegotiated the terms of the notes and agreed to prepay the notes in full.  We agreed to prepay the principal amount in two equal payments in February and June 2004, in each case with interest and a ”make-whole” premium.

In December 2003, we entered into consent and waiver letters with respect to three operating leases and we amended the affected securitization program, in order to harmonize their financial covenants with the financial covenants in the SCA and to cure any potential breach.  Pursuant to the consent and waiver letters, we agreed to negotiate amendments to the three leases, and as a result we recorded such leases as capital leases as of December 31, 2003.  This increased our reported financial debt as of December 31, 2003 by approximately €265 million.  We are in the process of negotiating definitive agreements based on the consent and waiver letters.  We expect that the renegotiated leases will contain the same financial covenants as those in the Refinancing Facilities Agreement.  Our negotiations of definitive agreements could fail, which could constitute an event of default under the SCA or under the terms of our other financing arrangements.

Pursuant to the Refinancing Facilities Agreement, we are required to meet the following financial ratios at the dates indicated:

	Consolidated net indebtedness: Adjusted EBITDAR	EBITDAR Net financial expenses	Consolidated net indebtedness	Actual Restructuring Costs / Budgeted Restructuring Costs
03/31/04	9.5 : 1.0	1.75 : 1.0	€4.05 billion	—
06/30/04	9.5 : 1.0	1.20 : 1.0	€3.45 billion	—
09/30/04	9.0 : 1.0	1.20 : 1.0	€3.45 billion	—
12/31/04	9.0 : 1.0	1.20 : 1.0	€3.35 billion	115%
03/31/05	7.6 : 1.0	1.35 : 1.0	€3.35 billion	—
06/30/05	6.4 : 1.0	1.60 : 1.0	€3.25 billion	120%
09/30/05	6.0 : 1.0	1.80 : 1.0	€3.25 billion	—
12/31/05	5.7 : 1.0	2.00 : 1.0	€3.25 billion	130%

The renegotiated terms of the relevant securitization program contain the same financial ratio covenants as those in the SCA, and provide that the parties may negotiate amended covenants, based upon the Refinancing Facilities Agreement, once signed.

Each of these ratios is defined in the agreements.  These are non-GAAP financial measures and are described in greater detail in “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Refinancing.”

Our ability to comply with our financial covenants will depend on our operating performance and level of indebtedness, as well as on events beyond our control such as changes in raw material costs, exchange rates and interest rates.  We cannot guarantee that we will be able to comply with those covenants.  Any breach of a financial covenant could lead to the declaration of an event of default and/or acceleration of repayment.  As described above, acceleration of amounts due under certain of our financing agreements could cause the acceleration of debt under other agreements.  In such event, we cannot assure you that our assets would be sufficient to repay our obligations in full.

Our ability to access the public debt markets for short-term funding has been reduced by our deteriorated financial condition.  Our access to such markets may not return to its former levels, which would negatively affect our liquidity

In the past, our commercial paper program was an important source of financing for us.  As a result of our deteriorated financial situation and the downgrading of our public debt ratings, our access to the commercial paper market has been severely restricted.  Our commercial paper outstanding declined from €175 million as of December 31, 2002 to €18 million as of December 21, 2003.  We cannot predict if or when we will be able to access the commercial paper market in the future.

The monthly or quarterly sale of some of our uncollected trade and other receivables is another important source of our financial liquidity.  Trade receivables are among our most liquid assets, and selling them reduces the availability of such assets to our creditors.  This source of financing has recently been reduced, both as a result of lower volumes of receivables available for financing and more strict requirements (such as eligibility criteria, over-collateralization requirements, repayment timing and facility sizes) imposed by the lenders under our programs as a result of our financial condition.  As a result, the amount of cash generated by sales of trade and other receivables decreased to €413 million as of December 31, 2003 from €621 million as of December 31, 2002, from total sales of €571 million and €736 million, respectively.  We cannot guarantee that this trend towards reduced availability of this financing resource will not continue, particularly as we will need to negotiate the renewal or replacement of our existing securitization programs in 2004, 2005 and 2006.  We cannot guarantee that we will be able to continue to access the securitization market on terms comparable to those we have enjoyed in the past.

In addition, a portion of our sales of receivables is financed through sales of commercial paper with third-party financing vehicles.  Although these financing vehicles have entered into back-up credit facilities to provide liquidity in the event of, among other things, short-term disruption of the commercial paper market, if the commercial paper market became unavailable to these vehicles for the longer term, or if these backup facilities were cancelled or not renewed, our ability to sell trade receivables would be affected.

The continued unavailability of the commercial paper market and reduced availability of the securitization market would require us to obtain capital from other sources, and the terms of such financing may not be as favorable as that available under such programs.

Restrictions imposed by our credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities

The SCA and our other outstanding indebtedness, in particular, the indentures governing our high yield notes, contain various covenants that limit, among other things, our ability and the ability of our subsidiaries to:

•      borrow money;

•      pay dividends on, redeem or repurchase our capital stock;

•      make investments;

•      create certain liens;

•      enter into sale and leaseback transactions;

•      engage in certain transactions with affiliates;

•      expand into unrelated businesses; and

•      consolidate, merge or sell all or substantially all of our or their assets.

Changes in respect of our public debt ratings may materially and adversely affect the availability, cost and terms and conditions of our debt and asset-based financings

Certain of our outstanding debt instruments are publicly rated by Moody’s Investor Service and Standard & Poor’s, independent rating agencies.  These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset-based financing.  These public debt ratings also affect the cost to us and terms and conditions of debt and asset-based financings.  In February 2003, Moody’s Investor Service lowered our credit rating to Ba2, which is below investment grade.  This downgrading caused a 125 basis point increase in the interest rate applicable to the $290 million of U.S. private placement notes we issued in July 2002, resulting in $3.6 million of additional annual interest expense.  In March 2003, Standard & Poor’s lowered our credit rating to BB+, which is also below investment grade.  Standard & Poor’s further lowered our credit rating from BB+ to BB in October 2003 and from BB to B in December 2003, and has placed our rating on CreditWatch with negative implications.  Moody’s Investor Service lowered our credit rating (senior implied) from Ba2 to B1 in November 2003 and from B1 to B2 in January 2004 with a negative outlook.  These rating downgrades by Moody’s and Standard & Poor’s are likely to affect significantly the cost of our future financings.  In particular, these downgrades contributed to our restricted ability to access the commercial paper market.

We cannot guarantee that we will be successful in carrying out measures that strengthen or maintain our credit profile, nor can we guarantee that the rating agencies will regard the measures we do carry out as sufficient.  In addition, factors that are not within our control, including factors relating to our industry or specific countries or regions in which we operate, may affect the rating agencies’ assessment of our credit profile.  As a result, we cannot guarantee that the assessment of our public debt ratings will not be further downgraded by the rating agencies.

Risks Related to our Business

Currency and interest rate fluctuations may have a material impact on our financial results

A considerable portion of our assets, liabilities, sales, revenues, expenses and earnings is denominated in currencies other than the euro, principally in U.S. dollars, Brazilian reals and, to a lesser extent, British pounds, while our financial statements and a significant portion of our production and other costs are denominated in euros.  Fluctuations in the values of these currencies with respect to the euro have had and will continue to have a significant impact on our financial condition and operating results.

The proportion of our operating expenses generated in the euro zone exceeds the proportion of our sales generated in that zone.  As a result, our operating results are structurally exposed to fluctuations of the euro against our other principal trading currencies.  This structural imbalance has benefited our operating results in periods of relative weakness of the euro, making our exports to non-euro based markets, particularly dollar-based markets, more competitive, and has had a significant negative impact in the last two years as the euro has strengthened considerably.  During this period, price competition from manufacturers having their production costs denominated principally in currencies other than the euro has increased significantly, in both non-euro and euro-based markets.  We seek to offset this exposure through a variety of means, including entering into medium-term sourcing arrangements denominated in these other currencies and, longer-term, by locating production facilities in the same currency zones of our sales.  Our ability to relocate production facilities is limited by a number of factors, including capital costs of establishing new facilities and restructuring costs of closing facilities in the euro zone.  The negative effect of the appreciation of the euro is partially offset by the decreased cost in euro of the U.S. dollar-based portion of our raw material and energy purchasing requirements.

In addition to this competitive effect, currency fluctuations also have a direct accounting effect on our results.  We estimate that in 2003 this accounting effect resulted in a decrease in our consolidated net sales of approximately 7.8% and our operating income of approximately 11.9%.  Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euros.  For example, in 2002 our stockholders’ equity was reduced by €397 million due to the translation of the financial statements of our foreign subsidiaries and related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro.  The continued strengthening of the euro in 2003 resulted in a reduction in stockholders’ equity of €162 million as of December 31, 2003 due to translation adjustments.

Our policy is to limit our exposure to short-term fluctuations in exchange rates by calculating on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions, and using financial instruments to reduce such exposure.  The main instruments we have used in the past were over-the-counter forward exchange contracts with maturities of generally less than six months.  As a result of our financial condition and the downgrading of our public debt ratings, our ability to enter into such hedging transactions has been severely restricted.

We are also exposed to interest rate risk.  As of December 31, 2003, our gross financial debt amounted to €3,333 million.  Fluctuations in interest rates have affected our interest expense on existing debt and the cost of new financing.  We use swaps to manage this risk, but our financial condition and results of operations may nevertheless be materially adversely affected by sustained increases in interest rates.

For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 11.  Quantitative and Qualitative Disclosure About Market Risk.”

Sustained high raw materials prices increase our production costs and cost of goods sold, and to the extent we are unable to pass on increases in such costs to our customers, may significantly reduce our operating income

A significant portion of our raw materials costs is linked, directly or indirectly, to the price of crude oil.  We are therefore exposed to any volatility in the price of oil that may result from any instability in oil-producing regions.  Increases in the costs of fuel, natural gas and other raw materials, or sustained high prices of such raw materials, can directly and significantly affect our financial condition and results of operations.  Our ability to pass on increases in overall levels of raw materials prices through an increase in sales prices is limited by the intense competition in our industry.  As a result, we have experienced negative pressure on margins.  In 2003, the high cost of raw materials, in particular petrochemical commodities prices, had a negative impact of approximately 50.7% on our operating income.  Decreases in the average prices of raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain on margins.  See “Item 5.  Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Condition and Results of Operations—Cost of Raw Materials” and “Item 4.  Information about Rhodia—Raw Materials.”

Environmental and health and safety laws and regulations expose us to the risk of costs, liabilities and claims that could have a material adverse effect on our business, financial condition and results of operations

Environmental and health and safety laws and regulations expose us to the risk of substantial costs and liabilities, including costs and liabilities associated with assets that have been sold and activities that have been discontinued.  In most jurisdictions in which we operate, industrial activities are subject to obtaining permits, licenses and other authorizations, or to prior notification.  In particular, we operate several “Seveso” installations as defined under the European Union’s “Seveso” Directive 96/80/EC of December 9, 1996, or equivalent installations outside Europe, where hazardous substances such as chlorine and phosgene are present, and which can generate major risks to the health and safety of neighboring populations and to the environment.  Rhodia uses chlorine and phosgene.  In addition, local or regional regulatory bodies may impose restrictions on our activities or the use of certain of our products.  We are subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us or located in our facilities), property damage or damage to natural resources.

We are subject to a broad range of extensive and evolving strict environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us.  They relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, and clean-up of environmental contamination.

Compliance with health and safety and environmental laws and regulations has resulted in ongoing costs for us, and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs.  A failure to comply with any such law or regulation could result in the issuance of fines and criminal penalties or the imposition of other sanctions.  We could also incur significant expenses in the event that new laws, regulations or governmental policies were to require, notably, that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

Currently, we are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental and health and safety matters.  Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation.  However, environmental and health and safety matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes.  In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities.  For example, the implementation of the future European regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), a draft form of which was adopted by the European Commission on October 29, 2003 and which is currently under review by the European Parliament and Council, could cause us to incur significant additional costs.  Because we do not know when and in what form this potential new regulation may eventually be implemented, or the allocation of related costs among industry participants, we are not able to accurately assess what the compliance cost might be.

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

In addition, we have been and may in the future be liable under various laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”), to contribute to the costs to clean up third-party facilities to which we have sent waste for disposal.  Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility may be held jointly and severally liable for the remediation of such properties, regardless of fault.

As of December 31, 2003, our accrued reserve for probable future remediation expenses amounted to €148 million.  Future events, such as changes in laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, however, could cause us to incur significant additional costs and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

In addition, we currently own or operate plants previously owned successively by Stauffer Chemicals and Rhône-Poulenc where asbestos was used in piping and industrial installations like boilers and furnaces, but not in the manufacturing of its products.  As a consequence, we have received a limited number of claims relating to alleged asbestos exposure.  In addition, one of our former sites in France is on the official list of industrial facilities that have previously manufactured asbestos-containing materials and which could give workers the right to claim early retirement.  While it is not possible to determine the ultimate outcome of all claims that may be brought against us, we believe that our future risk related to asbestos exposure is limited based on available information and our experience with these claims.

Failure to successfully implement our cost reduction measures may adversely affect our financial results

In October 2003, we announced the implementation of significant further cost reduction measures.  Our objective is to decrease our annual level of operating expenses by approximately €165 million, as compared to the beginning of 2003, when fully implemented by the end of 2006.  We estimate that the costs of implementing this program could amount to up to €230 million during 2004 and 2005.  These anticipated implementation costs and cost savings are based on our estimates, however, and actual costs and/or savings may vary significantly.  In addition, our cost reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in our industry or operations, including new business developments, wage and price increases or other factors.  Restructuring, closures and layoffs may harm our labor relations and public relations and have led and could lead to further work stoppages and/or demonstrations.  These events would adversely affect our operations and results.  Our failure to successfully implement these planned cost-reduction measures, or the possibility that these efforts may not generate the level of cost savings we expect going forward or may result in higher than expected costs, could negatively affect our financial results as well as our ongoing operations.

We are an international group of companies and are exposed to general economic, political and regulatory conditions and risks in the countries in which we have significant operations

We operate in the global market and have customers in many countries.  We currently operate facilities in Europe, North America, Latin America and the Asia/Pacific region, including China, where we are targeting expansion of our operations as a strategic priority.  Many of our principal customers and suppliers are similarly global in scope.  Consequently, our business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

Conditions such as the uncertainties associated with war, terrorist activities, political instability or the outbreak of major health risks in any of the countries in which we operate could affect us by causing delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses.

Our international operations expose us to a variety of local business risks and our overall success depends in part upon our ability to succeed in differing economic, social and political conditions.  We may not succeed in developing and implementing policies and strategies that are effective in each location where we do business.  Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including with respect to taxation, tariffs and trade barriers, intellectual property regimes and import/export licensing requirements, among others) could increase the cost of doing business in these regions.  Any of these conditions may have an adverse effect on our financial condition or results of operations.

The cyclicality in the various industries we serve may have a material adverse effect on our business and financial condition

Our results are affected by cyclicality in various industries we serve, either directly or indirectly, including the consumer, automotive, electronics, construction and textile industries.  Cyclicality is especially pronounced in base chemicals markets, which have become increasingly commoditized.  Our results of operations and financial position have in the past been affected adversely, for example, by slow growth in the textile industries, reduced demand in the automotive industry and by declining demand in a number of other industries.  The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue, and we will continue to experience periods of overcapacity, declining prices and lower profit margins.  In addition, external factors beyond our control, such as general economic conditions, competitors’ actions, international events and circumstances and governmental regulation in France, the United States, China and in other jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in our prices, volumes and margins.

We are subject to intense competition

We face significant competition in each of our markets.  In the specialty chemicals industry, competition is based upon a number of considerations, principally product differentiation and innovation, product quality and quality of logistics, including distribution capability.  In addition, in some market segments, our products are subject to intense price competition due to factors such as overcapacity, competition from low-cost producers and consolidation among our customers and competitors.  Increased price competition may also occur in certain product areas due to consolidation and globalization among our customers and competitors and as industry segments mature.  New products or technologies developed by competitors also may have a material adverse impact on our competitive position.

Several of our businesses face risks through operation as joint ventures in which we share control but do not own a controlling interest

                We face risks relating to joint ventures in which we share control but do not own a controlling interest.  Under the governing or financing documents or agreements for certain of these entities, certain key matters such as new financing, capital expenditures, approval of business plans and decisions as to timing and amount of distributions of dividends require the agreement of our partners.  There is a risk of disagreement or deadlock among stockholders of joint controlled entities and that decisions contrary to our interests will be made.  In addition, our investments in joint ventures, both in general and as a result of our arrangements with our joint venture partners, may expose us to requirements for additional investment, or to additional capital expenditure or financing requirements or to obligations to buy or sell holdings.  For example, Nylstar, our joint venture with the Italian company SNIA, has experienced significant financial difficulties in recent years, leading us to record significant losses (€82 million in 2003, including €27 million relating to accelerated asset depreciation recorded by Nylstar) from our share in the company's equity.  During 2003, we made a capital contribution of €45 million to Nylstar and made an additional capital contribution of €5 million in January 2004.  In addition, as of December 31, 2003, we had loans outstanding to Nylstar in the amount of €20 million, which could be converted to capital in connection with the ongoing renegotiations.  We may be required to provide further financing, including up to  €14.1 million that we have undertaken to provide, subject to certain conditions,  in order to ensure Nylstar's continuation as a going concern.  Decisions regarding the future financing of Nylstar and its overall strategy must be taken in coordination with our joint venture partner, with whom we may not be able to reach agreement.  These factors could affect our ability to pursue our strategies with respect to our joint ventures or have a material adverse effect on our results of operations or financial condition.

The results of certain of our businesses are significantly dependent on long-term contractual arrangements with customers and/or suppliers

The results of certain of our business activities depend on long-term or renewable contracts.  In addition, in certain cases these contractual relationships may be with a relatively limited number of customers.  Although most of our major customer relationships are typically the result of multiple contractual arrangements of varying terms, in any given year certain of these contracts come up for renewal.  We cannot guarantee that we will be able to renew these contracts on acceptable terms, which could adversely affect our results of operations or financial condition.  In addition, from time to time we enter into toll manufacturing agreements or other arrangements to produce minimum quantities of product for a certain number of years.  If we experience delays in delivering product, we may be subject to penalties and damages, which could be significant.  For example, in 2002, we recorded €37 million in operating expenses related to start-up problems relating to a toll manufacturing agreement we entered into in connection with the divestiture of an intermediate activity.

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

Sales of our products and services to the pharmaceutical industry depend on our clients’ ability to obtain and maintain regulatory approval for particular pharmaceutical products

We sell certain of our products and services to the pharmaceutical industry, which must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of pharmaceutical products, including notably the U.S. Food and Drug Administration (the ”FDA”) in the United States and the European Medicines Evaluation Agency (the “EMEA”) in the European Union.  Although we do not ourselves apply for product authorizations from these regulatory authorities, the sale of some of our products and services depend on our clients’ ability to obtain and maintain authorization to market or manufacture a particular pharmaceutical product.  In our principal markets (the European Union and the United States), the process of obtaining authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our clients’ ability to obtain marketing authorization for a product or to successfully market or continue to market a product once approved.  In recent years, the FDA authorization process has slowed considerably.  FDA approval for certain planned product launches by customers of Rhodia Pharma Solutions business has been delayed, which has caused sales by the business to significantly under perform expectations.  In addition, delays in FDA approval are affecting the pharmaceutical ingredients market as a whole, contributing to overcapacity in the industry.  Our clients’ failure to obtain or maintain product authorizations could adversely affect the sales of our products and services to the pharmaceutical industry.

We have liabilities with respect to our retirement and related benefits that are not fully provisioned nor financed

We have obligations to our employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate.

In France, retirement indemnities and related benefits arise pursuant to labor agreements, internal conventions and applicable local legal requirements.  These obligations are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities.  As of December 31, 2003, we had projected benefit obligations of €743 million with respect to our French retirement indemnities, including benefits paid to employees for long-term service.

In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities.  As a result of stock market declines in 2002, the market value of pension plan assets for certain of our foreign pension plans fell below required levels with respect to their related accumulated benefit obligation.  Applicable laws and regulations would have allowed us to spread contributions to cover the shortfall over 3 to 5 years.  However, we chose to cover most of the shortfall by making an exceptional cash contribution of €145 million to U.S. and U.K.  pension plans in 2002.  We cannot assure you that we will not be required to make similar cash contributions in the future.  Any such payments could have an adverse effect on our financial condition and liquidity.  With respect to our foreign plans, as of December 31, 2003, we had projected benefit obligations of €1,407 million and plan assets of €1,066 million.

Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including discount rates, long-term rates of return on invested plan assets and rates of increase in compensation levels.  If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, or if we were to modify our assumptions, our pension, retirement and other post-employment costs would be higher or lower.  In such case, our cash flows could be unfavorably affected from the funding of these obligations.

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

We will be obligated to adopt new accounting standards in 2005 that will affect our financial reporting

We currently prepare our financial statements in accordance with French GAAP, and prepare a reconciliation to U.S. GAAP of stockholders’ equity and net income.  In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including us, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements no later than 2005.  The adoption of IFRS will require one-year’s comparable accounts, which renders the effective transition date January 1, 2004.  In addition, because our securities are registered with the SEC, we may be required to provide two years of comparable accounts in IFRS, which would render the effective transition date to January 1, 2003 although this possibility can now be considered as remote following the SEC approval, on March 11, 2004 of a proposal to allow foreign private registrants adopting IFRS for the first time to include only two years of audited financial statements in their SEC filings (Form 20-F) for their first year of reporting under IFRS.

We are currently conducting a detailed of study of the impact of IFRS on our accounts.  At this point, we believe that IFRS could impact in particular our reporting for retirement benefits, research and development expenses, share-based compensation, derivative financial instruments, special purpose entities, including in particular securitization vehicles, and tangible asset valuation.  We are still in the process of evaluating the impact of the application of IFRS to our Consolidated Financial Statements, and are not able to quantify the impact at this time.  We describe our transition to IFRS in further detail in “Item 5.  Operating and Financial Review and Prospects—Adoption of International Accounting Standards.”

Because our financial statements prepared in accordance with IFRS will differ from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.  Moreover, our financial results and stockholders’ equity as determined in accordance with IFRS could be lower than those determined under French GAAP.

Risks Related to our Shares and to our ADSs

Aventis, our largest shareholder, currently owns more than 15% of our outstanding share capital, and announcement of a disposal could come at any time

Aventis, our largest shareholder, currently owns approximately 15.3% of our outstanding share capital.  In the merger transaction that created it, Aventis had undertaken to the European Commission and the U.S. Federal Trade Commission to fully divest its stake in us by April 22, 2004.  On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia, as previously required, with a commitment to divest its 49% stake in Wacker-Chemie.  In parallel, the U.S. Federal Trade Commission extended its separate deadline for Aventis’ disposal of the Rhodia stake by one additional year, until April 22, 2005.  Aventis has stated that it intends to divest its non-core activities by the end of 2004, and announcements of a disposal could come at any time.  Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the market price of our shares.

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

See “—Exchange Rate Information” above.  If the value of the euro decreases against the U.S. dollar, the value of the U.S. dollar equivalent of any dividend will decrease comparatively.

You may not be able to exercise preferential subscription rights for shares underlying your ADSs

Under French law, stockholders have preferential subscription rights (“droits préférentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis.  Stockholders may waive their preferential subscription rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting.  Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Premier Marché of Euronext Paris.  U.S. holders of ADSs may not be able to exercise preferential subscription rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available.  We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preferential subscription rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement.  We cannot guarantee that any registration statement would be filed or, if filed, that it would be declared effective. We do not intend to file a registration statement with respect to the rights offering that we are required to launch under the SCA.  If preferential subscription rights cannot be exercised by an ADS holder, Citibank N.A., as depositary, will, if possible, sell such holder’s preferential subscription rights and distribute the net proceeds of the sale to the holder.  If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse.  In either case, ADS holders’ interest in us will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

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

•      In order to vote at stockholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a stockholders’ meeting into a blocked account established for that purpose by the depositary.  Any ADS transferred to this blocked account will not be available for transfer during that time.  ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the stockholders’ meeting.  ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions.  There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote.  It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

•      ADS holders may not receive copies of all reports from us or the depositary.  You may have to go to the depositary’s offices to inspect any reports issued.

•      We and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

We have undertaken to proceed with a share capital increase by distribution of preferential rights to subscribe for our shares to our existing stockholders.  If current stockholders do not exercise their preferential rights, their ownership interests will be significantly diluted

Pursuant to the SCA, we have undertaken to launch a rights offering by May 15, 2004 that will generate net cash proceeds of no less than €300 million.  We intend to distribute free preferential subscription rights to existing stockholders, allowing them to subscribe for new shares to be issued in the capital increase.  Upon the issuance of new shares, current stockholders who do not exercise their rights will experience substantial dilution.

If the rights offering is not fully subscribed by investors, the underwriters of the offering could hold a significant amount of our shares and have a significant influence at our general stockholders’ meetings.  These underwriters could have interests that differ from those of our general stockholders.

 Cautionary Note Regarding Forward-looking Statements

Certain of the statements contained in this Annual Report on Form 20-F that are not historical facts, including, without limitation, under the headings “Item 4.  Information About Rhodia” and in “Item 5.  Operating and Financial Review and Prospects” are statements of future expectations and other forward-looking statements.  Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “is expected to,” “will,” “will continue,” “should,” “would be,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements.  Factors that could cause such differences in actual results include:

•      changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

•      changes in raw material prices, in particular the price of oil and oil derivatives;

•      changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

•      our ability to introduce new products and to continue to develop our production process;

•      customers and market concentration;

•      risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

•      changes in economic or technological trends;

•      potential environmental claims, costs, liabilities or other obligations; and

•      general competitive and market factors on a global, regional and /or national basis.

Item 4.  Information About Rhodia

Overview

We are one of the world’s leading manufacturers of specialty chemicals, with sales in over 130 countries.  For the fiscal year ended December 31, 2003, our net sales were €5,453 million.  We provide a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, and have numerous worldwide market leading positions, ranking number one on the basis of 2002 net sales in products such as food phosphates, hydroquinone, vanillin, guar gum, aspirin, precipitated silica, and separated rare earths products.  Both on the basis of 2002 sales and our estimates of 2003 industry sales, we are the third largest producer in the world of polyamide.  We also believe that we rank number two in food cultures, xanthan gum and paracetamol, and we are among the market leaders in services such as custom development for pharmaceutical companies.

Present with sales in over 130 countries with 113 production sites and six principal research and development centers, we offer our customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise.  We subscribe to the principles of sustainable development and of communicating our commitments and performance openly with stockholders.  In 2003, we recorded a net loss of €1,369 million, and our research and development expenses totaled 3.4% of net sales.  As of December 31, 2003, we had 23,059 employees.  Our shares are listed on the Paris and New York stock exchanges.

To adopt a more market-oriented business approach and to facilitate closer relationships with our customers, including many of the world’s largest industrial companies, we reorganized our business structure at the beginning of 2003.  Our previous internal structure was based on five technology-oriented divisions (Fine Organics, Consumer Specialties, Industrial Specialties, Polyamides and Services & Specialties), which were reorganized into a new organization comprised of four market-oriented divisions: Consumer Care & Food; Automotive, Electronics & Fibers; Industrial Care & Services; and Pharmaceuticals & Agrochemicals.  In part, this reorganization involved the transfer of businesses from the former Services & Specialties Division within the new organization, primarily the transfer of our Acetow enterprise to our Consumer Care & Food Division, our Eco Services enterprise to our Industrial Care & Services Division and our Electronics & Catalysis enterprise to our Automotive, Electronics & Fibers Division.  In addition, our pharmaceutical businesses (previously in the Fine Organics Division) were reorganized within the new Pharmaceuticals & Agrochemicals Division.

Also at the beginning of 2003, we implemented a key account management program headed by key account directors who deal specifically with our key customers and anticipate their needs.  Similarly, we identified key functions, such as reinforcing materials and high purity treatment, for which, due to our technologies, we offer significant expertise and cross-fertilization opportunities and on which we base our product offerings.

The specialty chemicals industry is rapidly evolving, in particular due to the globalization of its key customers and increased global competition.  In response to the evolving competitive and market environment and our recent financial difficulties, we announced in October 2003 a plan to simplify and streamline our organization by:

•      reducing the number of Enterprises from 17 to 9, with direct supervision by the Chief Executive Officer and the Group Executive Vice-President,

•      reducing the cost of corporate structures by 50% by the end of 2004, and

•      organizing support functions into “platforms.”

Our strategy is focused on four main points:

•      Forming new partnerships with our customers.  Our teams are closely associated with clients’ market analyses and develop tailored solutions for their requirements using our technical expertise in organic and mineral chemistry, as well as in biotechnology in the fields of polymers and formulation;

•      Focusing on high value-added market segments that place a premium on constant innovation;

•      Reinforcing our presence in those market segments in which we add the highest value with our most competitive technologies; and

•      Strengthening our development in China.

In our 2003 results announcement, we presented two strategic pillars for our strategic growth:

•      Applications Chemistry, which includes Performance Products for Multifunctional Coatings (“PPMC”), Home Personal Care & Industrial Ingredients (“HPCII”), Rare Earths, Silicones and Rhodia Silica Systems (“RE3S”) and Phosphorus & Performance Derivatives (“PPD”); and

•      Specialty Materials & Services, which includes Acetow, Eco-Services and the polyamide chain.

We believe that our Applications Chemistry businesses can be a source of development and growth through our formulation know-how, market knowledge, network of customer partnerships, technologies and cross-fertilization, and innovative pipeline.

We believe that our Specialty Materials & Services businesses can be a reliable source of cash generation by focusing on cost-competitiveness, high rate of capacity utilization, targeted markets and customers, and long-term commercial relationships.

We intend to restructure and reposition our Fine Chemistry businesses, notably in our Rhodia Pharma Solutions & Perfumery, Performance & Agrochemicals enterprises, by implementing a more efficient, leaner organization, increasing the portfolio of opportunities in order to create a sustainable pipeline, capitalizing on our global integrated diphenols chain, and restructuring the agro-synthesis business which has been negatively affected by Chinese and Indian competition.

The foregoing are statements of future expectations and forward-looking statements.  These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements.  See “Item 3.  Key Information—Cautionary Note Regarding Forward-looking Statements.”

For more information about our reorganization, see “Item 5.  Operating and Financial Review and Prospects.”

Simplified Functional Organization of Rhodia in 2003

The following discussion is based on the internal business structure of four divisions operating through 17 enterprises, which was in place for the year ended December 31, 2003.  The simplified organizational chart below sets forth, for each of our four Divisions, their respective enterprises during the period.

	Business Divisions
	Consumer Care & Food	Automotive, Electronics & Fibers	Industrial Care & Services	Pharmaceuticals & Agrochemicals
Percentage of 2003 Net Sales	37.5%	24.2%	23.2%	13.1%
Enterprises	Specialty Phosphates; Home, Personal Care & Industrial Ingredients (“HPCII”); Acetow; Phosphorus & Performances Derivatives (“PPD”); and Food Ingredients	Textile Yarns; Polyamide Intermediates & Polymers; Technical Fibers & Industrial Yarns; Engineering Plastics; and Electronics & Catalysis	Performance Products for Multifunctional Coatings (“PPMC”); Silicones; Eco Services; and Rhodia Silica Systems	Rhodia Pharma Solutions; Perfumery, Performance & Agrochemicals; and Intermediates

In addition to the foregoing, we recorded sales in “Other,” principally corresponding to elimination of inter-division sales and divested businesses.  The principal activities of our four Divisions are set forth below:

Consumer Care & Food (€2,044 million, 37.5% of our net sales for 2003)

This Division serves the consumer care and food markets through five separate enterprises: Specialty Phosphates; Home, Personal Care & Industrial Ingredients (“HPCII”); Acetow; Phosphorus & Performance Derivatives (“PPD”); and Food Ingredients.  Our technologies for these markets include phosphates, surfactants, cellulose acetate tow, phosphorus derivatives, hydrocolloids and food cultures.  Certain of these technologies enhance food safety, improve the texture and taste of foods and lengthen shelf life.  Others are used by the cosmetics and detergents industries, as well as in industrial applications and cigarettes.

The following table presents a breakdown of Division sales by enterprise:

Automotive, Electronics & Fibers (€1,317 million, 24.2% of our net sales for 2003)

This Division serves the automotive, electronics and fibers markets through five separate enterprises: Textile Yarns; Polyamide Intermediates & Polymers; Technical Fibers & Industrial Yarns; Engineering Plastics; and Electronics & Catalysis.  Our technologies for the automotive market reduce exhaust gas emissions, enhance automotive safety, reduce vehicle weight and improve vehicle comfort and aesthetics.  Our technologies for the electronics market are used by our customers to enable a reduction in component size and the conservation of energy.  Our fibers technologies improve durability, enhance feel and appearance, improve insulation properties and decrease weight.  In addition, our technologies are used in the development of certain “smart” fibers that eliminate odors and kill germs.

The following table presents a breakdown of Division sales by enterprise:

Industrial Care & Services (€1,263 million, 23.2% of our net sales for 2003)

This Division serves the industrial markets through four enterprises: Performance Products for Multifunctional Coatings; Silicones; Rhodia Silica Systems; and Eco Services.  Our technologies for the industrial care market make surfaces more resistant to wear, create environmentally friendly products and develop “smart” paints that eliminate odors and repel dirt.

The following table presents a breakdown of Division sales by enterprise:

Pharmaceuticals & Agrochemicals (€713 million, 13.1% of our net sales for 2003)

This Division serves the pharmaceutical, perfumery and agrochemical markets through three enterprises: Rhodia Pharma Solutions; Perfumery, Performance & Agrochemicals; and Intermediates.  Our technologies for the pharmaceutical market increase the effectiveness of certain active ingredients and assist in the development of critical pharmaceutical molecules.  Our technologies for the agrochemical and perfumery markets improve the efficacy of active ingredients and enhance flavor and fragrances.

The following table presents a breakdown of Division sales by enterprise:

The pie charts below set forth the percentage breakdown of our net sales by Division and geographic origin for the year ended December 31, 2003.

Corporate Information

The legal and commercial name (dénomination sociale) of our company is Rhodia.  We were incorporated in 1989 for a period of 99 years.  The company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France—most notably Art. L.225.1 et seq of the French Commercial Code.  Our corporate governance structure is set out in our by-laws (statuts), which were last amended on May 21, 2002.

We are registered with the Register of Commerce and Companies of Nanterre (registration number 352 170 161).  Our registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex, France, and our phone number is +331-5538-4000.  Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

Corporate History

Predecessors of Rhodia

Our origins date back to the nineteenth century to two chemical companies, the Société Chimique des Usines du Rhône and l’Entreprise de Produits Chimiques Etienne Poulenc.  In 1928, they merged to form Rhône-Poulenc.  Over the years, Rhône-Poulenc, now called Aventis, expanded into such areas as polyamide and polyester fibers and life sciences, and made many major acquisitions in the chemical industry, including food phosphates and sulfuric acid regeneration (Stauffer Chemicals, USA, 1987); aspirin and paracetamol (Monsanto, USA, 1988); and surfactants and guar (RTZ Corporation PLC, UK, 1989).

During the 1990s, Rhône-Poulenc divested many businesses and refocused its strategy on life sciences and specialty chemicals.  From 1990 to 1997, it divested many businesses in basic chemicals, including polyvinyl chloride (PVC), bromine derivatives, polychloroprene, acetyl operations in Europe, soda ash production in North America, vinyl acetate in Brazil, titanium dioxide, some chlorine and caustic soda operations, and toluene di-isocyanate.  Rhône-Poulenc also applied its strategy of focusing on specialty products to its Fibers & Polymers division and gradually disposed of its polyester business.

Formation of Rhodia

The formation of Rhodia with our current name and organizational structure occurred on January 1, 1998, through a series of transactions carried out by Rhône-Poulenc and several of its subsidiaries.  Rhône-Poulenc transferred to us (i) its directly and indirectly held equity interest in the other subsidiaries, partnerships and businesses that made up the Chemicals and Fibers and Polymers segments of Rhône-Poulenc and (ii) substantially all other assets and liabilities related to its chemicals, fibers and polymers businesses that were historically recorded under segments of Rhône-Poulenc other than the Chemicals and Fibers and Polymers segments.

We became a public company on June 25, 1998, when Rhône-Poulenc sold its 32.7% stake in our company to the public.  In October 1999, Rhône-Poulenc divested its remaining 67.3% stake in our company through a two-part transaction in which it sold 39.1% of our outstanding shares and issued notes exchangeable into our shares representing 25.9% of our share capital.  In December 2002, Rhône-Poulenc (which had become Aventis) proceeded with the early redemption of these bonds, effectively canceling all outstanding bonds.  On May 2, 2003, Aventis reduced its stake in our company to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais concerning 17.8 million of our shares (40% of its shareholding in our company).  As of January 31, 2004, Aventis continued to hold 15.3% of our share capital.  Aventis has announced its intent to dispose of the shares.  Our relationship with Aventis is described in “Item 7.  Major Stockholders and Related Party Transactions—Agreements with Aventis.”  Our financial restructuring is described in “Item 5.  Operating and Financial Review and Prospects.”

Since our creation, we have continued to actively restructure our portfolio.  In March 2000, we acquired the British company Albright & Wilson, then the world’s leading producer of phosphates.  As a result of this acquisition, we became the world leader in specialty phosphates.  In September 2000, we acquired ChiRex, a U.S. company specializing in providing high technology services to the pharmaceutical industry, through a friendly takeover.  In addition, we contributed our pharmaceutical custom manufacturing activities to ChiRex, creating a new company called Rhodia ChiRex.  Since 2001, we have undertaken a significant divestiture program, disposing of the following activities: Albright & Wilson’s European surfactants and lubricant additives; metal organics; paper latex; polyvinyl acetate and acetic acid derivative activities; certain animal feed products; hazardous industrial waste treatment; meta-aramid technical fibers; European basic chemicals; brewing and enzymes businesses; our polyurethane flame retardants business; and our textile and paper industrial additives businesses.  In October 2002, we completed our withdrawal from the worldwide polyester market with the sale of our entire 88.4% interest in Rhodia-Ster to the Italian group Mossi & Ghisolfi.  In December 2002, we divested our industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash), while returning a minority interest of less than 20%, and our brewing and enzymes businesses in France and the United Kingdom.  In July 2003, we divested our polyurethane flame retardants business to Albemarle Corporation.  In September 2003, we sold our textile and paper industrial additives business to Kemira (Finland).

We have announced our intent to divest assets generating net cash proceeds of not less than €700 million by the end of 2004.  On March 11, 2004, we announced the sale to Danisco (Denmark) of part of our food ingredients business, which includes our cultures, hydrocolloids and a portion of our food safety products activities, for €320 million, subject to regulatory approvals and limited and customary closing price adjustments.  The divestment of a portion of our Specialty Phosphates enterprise (located primarily in the United States) is underway.  Our asset disposal program divestitures and acquisitions are more fully described in “Item 5.  Operating and Financial Review and Prospects—Certain Factors Affecting Our Financial Condition and Results of Operations—Scope of Activities Included in the Consolidated Financial Statements” and in Note 2 to the Consolidated Financial Statements.

Consumer Care & Food Division

Overview

Our Consumer Care & Food Division develops, manufactures and markets value-added additives to improve product performance in the food, cosmetics, detergent, petroleum, cellulose acetate tow for cigarettes and water treatment markets.  To better serve these markets, our Consumer Care & Food Division specializes in seven major technology groups:  specialty phosphates, phosphorus derivatives, surfactants, food cultures, food safety hydrocolloids and cellulose acetate tow.  These technologies are used by the five enterprises of the Division:  Specialty Phosphates; Home, Personal Care & Industrial Ingredients (“HPCII”); Acetow; Phosphorus & Performance Derivatives (“PPD”); and Food Ingredients.

We were number one worldwide in terms of 2002 sales in food and specialty phosphates (excluding fertilizers), phosphorus derivatives, and guar gum, and according to our estimates, are number two worldwide in terms of 2003 sales in food cultures and xanthan gum.

The table below sets forth certain financial information for the Consumer Care & Food Division for the years ended and as of December 31, 2001, 2002 and 2003.

	Year ended and as of December 31,
	2001	2002	2003
	(€ millions, except percentages)
Total Division sales(1)	€2,487	€2,272	€2,044
Operating income (loss)	113	209	36
Capital expenditures	134	94	77
Total Division assets	2,487	2,189	1,366
Contribution to Rhodia net sales	34.3%	34.3%	37.5%

(1)     Excluding sales to other Divisions, which amounted to €123 million, €53 million and €48 in 2001, 2002 and 2003, respectively.

Our Consumer Care & Food Division has expanded its activities in high growth markets by combining its technological skills, scientific knowledge and employee capabilities.  For example, by combining proprietary nanoparticle technologies and the formulation technologies of the HPCII enterprise, we developed and launched a new-generation sunscreen, Mirasun, in 2001 and in 2003, we launched MIRAPOL SURF S, a cleaning product that is more efficient and faster drying.

Our expertise spans the entire phosphate value chain, from manufacturing and purification of phosphoric acid to the production of specialty salts and special formulations designed for world-class food and industrial customers.  The Specialty Phosphates enterprise develops solutions to optimize quality and performance of finished products in a wide range of industries, including food, pharmaceuticals, detergents, water treatment, papermaking, metal treatment, horticulture and textiles.

The industrial and drinking water treatment market is a source of strong demand for specialty phosphates.  KALIPOL, one of the enterprise’s flagship products, offers an innovative solution to help reduce heavy metal concentrations by eliminating traces of lead in water pipes.  Stricter European legislation in this area is expected to stimulate demand for water treatment products.

As of December 31, 2002 we divested our brewing and enzymes businesses based in the United Kingdom and the transfer of a technology license and production rights of an animal feed product to the U.S. company Genencor.  Enzyme production is not a core technology for the Division, which is focusing on food additives.

On March 11, 2004, we announced the sale to Danisco (Denmark) of part of our food ingredients business which includes our food cultures, hydrocolloids and a portion of our  food safety products activities, for €320 million, subject to regulatory approvals and limited, customary closing price adjustments.  The divestment of a portion of our Specialty Phosphates enterprise (located primarily in the United States) is underway.

Technologies

•      Phosphates are derived from phosphate ores, which are processed into either phosphoric acid or elemental phosphorus.  They are used in the form of salts or acid in detergents, food and water treatment products.

•      Surfactants are molecules with two different characteristics, one with a high affinity for oils and the other with a high affinity for water.  They are critical additives in formulation industries and are typically found in soaps and detergents.

•      Cellulose Acetate tow is produced from wood pulp in a two-step process.  Cellulose acetate flakes are first made by reacting wood pulp with acetic anhydride and are then dissolved in acetone and spun and curled to produce a cable comprised of filaments to make cigarette filters.

•      Phosphorus derivatives are organic molecules derived from elemental phosphorus, through phosphorus trichloride, phosphorus oxychloride or phosphine (PH3).  They are used in a wide range of applications from pharmaceutical intermediates to agrochemicals and various performance products (biocides and water treatment products, as well as flame retardants).  We divested our polyurethane flame retardants business in 2003, while retaining our textiles and plastics flame retardants businesses.

•      Hydrocolloids (guar gum, xanthan gum and carrageenans) are plant seeds, biopolymers and seaweed extracts used as thickeners, stabilizers or gelling agents in food or cosmetics.

•      Food cultures are concentrated mixtures of selected bacteria used in the dairy industry to make cheese and yogurt and in the meat industry to protect cured meat and in agrobiology to improve storage.

•      Food safety is mixed anti-bacterial agents designed to preserve sensory properties in food and to reduce risk of infection by pathogens.

The table below sets forth the percentage contributions (unaudited) to the Consumer Care & Food Division’s net sales by principal technology for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
Sales by technology	2001	2002	2003
	(unaudited)
Phosphates	31.0%	30.0%	29.0%
Surfactants	23.0	24.0	27.0
Cellulose Acetate Tow	17.0	19.0	20.0
Phosphorous Derivatives	12.0	14.0	14.0
Hydrocolloids, Food Cultures and Food Safety	17.0	13.0	10.0
Total	100.0%	100.0%	100.0%

Division Strategy

The Consumer Care & Food Division uses extensive cross-fertilization among the Group’s technologies to meet customers’ needs, in particular to create innovative products and applications by early partnering with key customers.

Our strategy based on continuous innovation is designed to achieve sustainable growth in the Division’s core activities.  Main drivers to achieve this strategy are:

•      Innovation to satisfy end consumer demand, especially for key clients;

•      Quality and reliability of our products;

•      Cost-competitiveness for better efficiency; and

•      Implementation of our key account management program to increase our contact with global customers.

Products, Markets and Competition

The table below sets forth, for each of the Consumer Care & Food Division’s seven principal products, markets, brand names and competitors.

Products	Markets	Brand names	Competitors
Phosphates	Food, detergents, water treatment, horticulture, metal treatment, ceramics	Levair Regent, Rhodia-Phos, Kalipol, Avgard	Astaris, Budenheim, BK Giulini, Foret, Prayon/OCP, Thermphos
Surfactants	Cosmetics, agrochemical formulations, lubricants, emulsion-polymerization	Miranol, Dermalcare, Miracare, Soprophor, Lubrhophos, Supersol, Abex, Rhodafac, Geropon, Antarox, Supragil, Alkamus, Igepal, Rhodacal	Akzo Nobel, BASF, Clariant, Cognis, Croda, Degussa, Dow, Huntsman, ICI-Unigema, KAO, Sasol (Condea), Shell, Stepan
Acetow	Cigarette filters	Acetow	Acordis, Celanese, Daicel, Mitsubishi, Sun Kyong Chemical, Voridian (Eastman)
Phosphorus & Performance Derivatives	Industrial applications (flame retardants, water treatment, leather tanning, agrochemicals, plastic additives)	Proban, Tolcide, Briquest, Albrivap, Bricorr, Albrite	Akzo Nobel, Albemarle, Astaris, Bayer, Clariant, Great Lakes, Monsanto, Solutia, Thermphos
Hydrocolloids	Food, cosmetics, detergents, oil drilling	Meypro, Hodigel, Jaguar, Rheozan, Rhodopol	CP Kelco, Danisco, Degussa, FMC
Food Cultures	Dairy and meat products	Marschall, Exal, Texel, Microgard, Flora-Fit, Dpl, Ncfm, Superstart	Danisco, DSM, Hansen
Food Safety	Food	Avgard, Microgard, Stargard, Embanox	Alcide, ICI-Quest, Purac

In 2003, five enterprises, organized by market and technology, managed the Division’s technologies.

Specialty Phosphates.  The Specialty Phosphates enterprise is primarily responsible for technologies related to salts and acid production.  It sells some of the products it manufactures and delivers products to other enterprises in the Division, such as to the HPCII enterprise for laundry and automatic dishwashing, oral care and metal treatment, and to the PPD enterprise for water treatment or catalysis, and to the Food Ingredients enterprise.  In addition, the Specialty Phosphates enterprise provides the Pharmaceuticals & Agrochemicals Division with products to use as excipients.  Each of these other enterprises is responsible for marketing the products of the Specialty Phosphates enterprise for which they are responsible.

The Specialty Phosphates enterprise also produces purified phosphoric acid and phosphate salts starting from phosphate rock.  The acid is used in food applications and for technical uses such as water treatment and fertilizers.  Salts include:

•      technical salts such as sodium phosphates for detergents (STPP) and ammonium phosphates for water treatment and specialty fertilizers; and

•      high-purity aluminum salts for leavening agents in baking, calcium salts for pharmaceuticals and sodium salts in poultry processing and in dairy.

Our Specialty Phosphates enterprise is characterized by single-source supply contracts with medium-term duration.  In 2003, we and other specialty phosphate industry players were unable to pass increases in raw materials prices and energy costs on to our principal customers.  The difficult economic environment forced the parent of one of our competitors to seek bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

Home, Personal Care & Industrial Ingredients (“HPCII”).  The (“HPCII”) enterprise focuses on cosmetics (personal/oral care), detergents and industrial markets (water treatment, polymers, oil field chemical and agrochemical formulations).  With its surfactants, the enterprise furnishes all necessary technologies for the fabrication of primary and secondary agents.  HPCII additives are generally utilized in industrial, cosmetics and detergent formulations, bringing the required application properties (lathering power, softness, emulsion, etc.).  Many of our surfactant products (more than 1,000) were developed for specific applications.  Also specializing in formulation technologies, we integrate our ingredients furnished to other Group businesses (silicones, xanthan, etc.) and those furnished by others to co-develop and offer formulations required for custom performance defined by our clients.  In the oil field chemicals and metal treatment sectors, we also rely on our hydrodispersable polymers expertise (natural and synthetic), and key raw materials technologies for surface treatments.  In general, we leverage off of our manufacturing sites spread over four continents, to respond to our clients’ evolving needs at competitive costs.

Our HPCII businesses are highly segmented, with applications in a broad array of products.  In 2003, competition intensified in the detergent phosphates markets and forced industry players to reduce capacity in Europe.  The competitive environment also deteriorated in personal care in the United States, where one of our principal personal care ingredients customers suffered from aggressive competition.

Acetow.  The principal products of the Acetow enterprise are acetate filter tow, the principal raw material for cigarette filters and cellulose acetate flakes, the principal raw material for producing acetate filter tow.  In terms of cellulose acetate tow capacity, we believe our Acetow enterprise is one of the world’s three largest non-state controlled manufacturers, along with Celanese and Voridian (Eastman).  Our production process is based on high-performance techniques combined with sophisticated quality control systems.  The Acetow enterprise is competitive both in terms of costs and location, with facilities in Germany, Russia, Latin America and the United States (where Primester, our 50/50 flakes joint venture with Voridian (Eastman), is located) to support our customers’ international expansion.

The global shift from non-filter to filter cigarettes, which comprised approximately 90% of the cigarettes market in 2003, has increased demand for filters.  This substitution, combined with the growing penetration of acetate filter (as opposed to polypropylene filter), has significantly contributed to the stimulation of market growth.  Heightened liability issues arising from stricter regulations continue to prompt cigarette manufacturers to look for ways to mitigate the harmful effects of tobacco.  The Acetow enterprise is also developing a new generation of filters to respond to new legislative requirements.  Competition in the filter tow market is highly concentrated, with six producers accounting for more than 90% of worldwide production of filter tow in 2003, according to our estimates.  The acetate filter tow market is also highly concentrated on the customer side, and success is dependent on long-term relationships with major international cigarette manufacturers.

In the past few years, we have reinforced our international presence (expanding capacity in Eastern Europe and Latin America), where cigarette filter demand is climbing rapidly, in line with the geographic expansion of our client base.  To serve its markets, the Acetow enterprise strengthened its industrial base by consolidating its production facilities and extending the Group’s best manufacturing practices to all four of its facilities.  In 2003, Acetow developed a new, lighter conditioner, which reinforces security during transport and warehousing thanks to better stability of bundles, which are now hermetically sealed.

The acetate filter tow market continued to grow in emerging markets (Russia and China), where U.S. dollar-linked producers became more competitive.  While our Acetow enterprise also benefited in 2003 from newly installed production capacity in Eastern Europe, it was not enough to counteract the depreciation of the U.S. dollar, the principal currency in which our Acetow enterprise sales are denominated.

Phosphorus and Performance Derivatives (“PPD”).  On the basis of 2002 sales, we are the world’s leading producer of phosphorus derivatives.  We operate in the water treatment, oil-drilling exploration, flame retardants, plastics and polymers and fine chemistry markets.  For the last three years, our PPD enterprise’s manufacturing capabilities have been strengthened by new production agreements with joint ventures in China, securing upstream integration in P4 phosphorus.  For new products, we focused in 2003 on increasing sales of products brought to market in the past three years:

•      In the oil-drilling segment, Tolcide (a biocide used to prevent microbial contamination) and anti-corrosion agents continued to grow.  Driven by our unique technologies, the success of Tolcide (the only biocide used for drilling wells in the North Sea and the Gulf of Mexico, because it is adaptable to their fragile ecosystems) should continue as a result of new applications, for example, in leather tanning.

•      Binap (a chiral catalyst used in asymetric synthesis) contributed to the enterprise’s performance.

•      Finally, in the flame-retardants for textiles sector, Proban STI (launched in 2002) maintained its growth.

The phosphorus derivatives market is highly segmented and characterized by niche markets with unique dynamics.  Our PPD enterprise benefits from certain exclusive customer contracts and longstanding relationships, in addition to selling products to other Group enterprises.  In 2003, the global phosphorus derivatives competitive environment was negatively impacted by the announcement by one of our competitors of its intention to divest the business.  In July 2003, we divested our polyurethane flame retardants business to Albemarle Corporation.

Food Ingredients.  The Food Ingredients enterprise provides the food industry with four main product lines: salt phosphates, food cultures, food safety and hydrocolloids.  Food phosphates are used for leavening baked goods, texturizing meat and preserving packaged foods.  Food cultures are used principally for fermenting cheese, yogurt and other dairy products and for improving the preservation, flavor and texture of meat and dairy products.  Our probiotic cultures are used as additives in food and drink products and are also recognized for their health benefits.  Our food safety systems employ various anti-bacterial agents in order preserve the sensory properties in food products during their shelf lives while also decreasing the risk of infection by pathogens.  Food hydrocolloids (principally guar gum and xanthan gum) are used in ice cream, frozen desserts, convenience foods and a variety of other food products for stabilizing, improving texture and enhancing preservation.  The enterprise also markets vanillin produced by the Pharmaceuticals & Agrochemicals Division and produces anti-oxidants.

In terms of 2003 industry sales, we estimate that we are one of the leading suppliers of food cultures to the dairy industry and a leading manufacturer of food preservation products with our antioxidants, food cultures and phosphate salts.  As innovation is a key factor in meeting food industry expectations, we operate a laboratory in central Europe dedicated to developing food textures and have intensified our scientific initiatives in the field of probiotic cultures.  We have also identified food safety as a strategic development path, and preparations are underway to introduce targeted solutions for meat and processed food producers in the United States.  For example, we have developed a new generation of our AVGARD antibacterial poultry treatment process.  Marketed worldwide in 2002 and 2003, the new process enables poultry plants to reduce their waste effluent—an important advantage for customers in environmentally sensitive regions.  Another strategic priority is geographical expansion.  By strengthening our sales and marketing resources and laboratories in Asian markets, we expect our Food Ingredients enterprise to benefit from strong growth in the Asian market where purchasing power is increasing and modern distribution is developing.  Our locally based teams adapt solutions to the specific requirements of the fast-growing Chinese and Southeast Asian markets.  Alliances with other companies, such as the joint venture with Organo in Japan, also allow us to better serve our customers.

The food additives market is highly segmented, with a significant portion of worldwide sales made on a regional basis.  In recent years, increased demand for safety and product innovation has stimulated the food additives market.  The food additives market is also characterized by high entry barriers, primarily due to three factors: the advanced technology involved in manufacturing processes, the importance of experience with food regulatory and safety issues and the need for a worldwide presence to compete effectively.

Our customers in both the yogurt and desserts market and the baking market are principally major international manufacturers, while our customers in the dairy market are principally regional manufacturers.  Growth in food cultures in all food applications continued in 2003 while food phosphates stabilized, weakening industry players most vulnerable to higher raw materials and energy prices.  Management believes the business is well-positioned to benefit from future growth in demand due to our strong relationships with the major North American and European multinational food groups, which dominate a large number of food product lines.

On March 11, 2004, we announced the sale to Danisco (Denmark) of part of our food ingredients business which includes our cultures, hydrocolloids and a portion of our food safety products activities, subject to regulatory approvals and limited, customary closing price adjustments.

Production Facilities

The Consumer Care & Food Division currently has facilities at 45 sites worldwide in 2003.  Our phosphate operations produce phosphoric acid at several production facilities located in the United States and Western Europe, principally through “wet route” production, a process which management believes to be less costly than the “thermal route” production utilized by certain competitors, principally in the United States.  We operate food cultures production facilities in France and the United States, which together serve our customers on a worldwide basis.  Our guar gum production is vertically integrated, with guar gum processing facilities in India supplying sites located near customers in the United States and Europe.  Xanthan gum is produced and distributed worldwide from a single site in France.  Our HPC II enterprise produces specialty surfactants principally in North America and Europe and surfactants in personal care and detergents principally in North America.  The Acetow enterprise’s major production facility is located in Germany, with additional sites for cellulose acetate flakes in France and the United States, and for filter tow in Brazil, Venezuela and Russia.  The PPD enterprise has facilities in the United States, the United Kingdom and China.

Automotive, Electronics & Fibers Division

Overview

Our Automotive, Electronics & Fibers Division serves the automotive, electronics and fibers markets through five separate enterprises, which form two groups—one related to the Polyamide Chain (Textile Yarns; Polyamide Intermediates & Polymers; Technical Fibers & Industrial Yarns; and Engineering Plastics); and the other consisting of Electronics & Catalysis.  Our technologies for the automotive market reduce exhaust gas emissions, enhance automotive safety, reduce vehicle weight and improve vehicle comfort and aesthetics.  Our technologies for the electronics market are used by our customers to enable a reduction in component size and the conservation of energy.  Our fibers technologies improve durability, enhance feel and appearance, improve insulation properties and decrease weight.  In addition, our technologies are used in the development of certain “smart” fibers that eliminate odors and kill germs.

Polyamide is a high value-added polymer used in a wide variety of applications for its elastic, easy-to-dye, readily recyclable and heat- and abrasion-resistant properties.  On the basis of 2002 sales and our estimates of 2003 industry sales, we believe that we are the world’s third leading manufacturer of polyamide (including our share of our joint venture with Nylstar).  We estimate the global polyamide market at approximately $20 billion, with an estimated average annual growth rate of 2% since 1993.  The market is relatively concentrated, with six manufacturers producing 45% of worldwide yarn, fiber and plastics, and 58% of intermediates, in each case on the basis of 2002 data and our 2003 estimates.  This high concentration, which is expected to continue in the years ahead, is sustained by substantial technological and financial barriers to entry.

The table below sets forth certain financial information for the Automotive, Electronics & Fibers Division for the years ended and as of December 31, 2001, 2002 and 2003.

	Year ended and as of December 31,
	2001	2002	2003
	(€ millions, except percentages)
Total Division sales(1)	€1,533	€1,447	€1,317
Operating income (loss)	25	118	19
Capital expenditures	113	96	41
Total Division assets	1,302	1,218	1,080
Contribution to Rhodia net sales	21.1%	21.9%	24.2%

(1)     Excluding sales to other Divisions, which amounted to €73 million, €55 million and €69 in 2001, 2002 and 2003, respectively.

Management believes that the integrated production of adiponitrile (ADN) and adipic acid, the two key raw materials for manufacturing polyamide 6.6, represents an important competitive advantage for us.  We produce ADN through Butachimie, a 50/50 joint venture with DuPont.  Butachimie operates an ADN production plant, which management believes is one of the most cost-efficient in the world.  In 2001, Rhodia and DuPont jointly made a major investment in the Butachimie plant, creating one of the world’s largest producers of polyamide intermediates.

By sharing research and development capabilities and working closely with other Group enterprises, the Automotive, Electronics & Fibers Division creates new custom, adipic acid-based solutions for leading customers.  For example, the Polyamide Intermediates & Polymers enterprise developed an additive for laundry detergents, and the new Adifood product, which has enabled the food industry to improve the preservation of powder preparations.

From the production of raw materials to the recovery of end-of-cycle waste, the Automotive, Electronics & Fibers Division fully embraces our commitment to reduce pollutant emissions.  A far-reaching research program is exploring ways to recycle by-products from polyamide manufacturing, while a network for recovering polyamide waste is being set up in collaboration with customers.

Technologies

•      Textile Yarns are polymers transformed into yarn.  We produce Textile Yarns in Brazil and in Europe and the United States through Nylstar, our 50/50 joint venture with SNIA.  Textile Yarns are used in pantyhose, lingerie and sports and casual wear, among other applications.

•      Polyamide Intermediates are chemical products derived from petrochemical raw materials (butadiene and cyclohexane) and used to produce polyamide 6.6 plastics and fibers.

•      Technical Fibers are polymers used primarily in industrial and domestic carpeting and rugs, as well as non-wovens and flock.

•      Industrial Yarns are yarns with very high tenacity, used to make tires, airbags, conveyor belts, sewing threads, ropes and fishing nets.

•      Engineering Plastics are formulated and reinforced polymers and are used for their mechanical performance and high heat resistance, especially in the automotive, electrical and electronics industries and sports and leisure equipment.

•      Rare Earths are mineral elements extracted from ore.  We are present in the separation, purification and formulation processes to produce rare earths.

The table below sets forth the percentage contributions (unaudited) to the Automotive, Electronics & Fibers Division’s net sales by enterprise for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
Sales by technology	2001	2002	2003
	(unaudited)
Textile Yarns(1)	30%	30%	30%
Polyamide Intermediates & Polymers	22	24	27
Technical Fibers & Industrial Yarns	23	22	19
Engineering Plastics	17	17	17
Electronics & Catalysis	8	8	7
Total	100%	100%	100%

(1)     Including 100% of our share of the textile yarn sales of Nylstar, our joint venture with SNIA.

Division Strategy

Our Automotive, Electronics & Fibers Division’s strategy is based on cash generation resulting from existing investments.  We also aim to achieve sustainable growth in this Division by developing industrial partnerships in order to share investment and expand operations into Asia and the United States.  We expect to become a global producer of polyamide 6 and 6.6, optimizing production capacities in Europe, especially in Eastern Europe.  This expectation is supported by our key account management program and by strong innovation and brand policy (Meryl/Meryl Skinlife/Meryl Actisystem).

In 2004-2005, we expect to launch a new generation of polymers protected by patents in the automotive and fibers markets.  We aim to increase cross-fertilization with our other businesses in order to enlarge our portfolio of products and services and bring value-added products to our markets, thereby decreasing our dependence on commoditized textile markets.  The Electronics & Catalysis enterprise targets processes and markets using highest purity rare earths for which it masters both upstream separation and downstream applications in a unique global network of facilities.

Products, Markets and Competition

The table below sets forth, for each of the Automotive, Electronics & Fibers Division’s principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors

Textile Yarns	Lingerie, stockings and pantyhose, casual and sportswear	Meryl®, Amni®	Honeywell, Hyosung, Invista, Nilit, Radici

Polyamide Intermediates & Polymers	Engineering plastics, industrial yarns, textile yarns and technical fibers, intermediates for polyurethane, automotive applications, paper, detergents, food, coatings	Dioro, Adifood	Asahi, BASF, Invista, Radici, Solutia

Technical Fibers & Industrial Yarns	Automotive applications, tires, carpeting, furniture, textiles, filtration, silkscreen printing, paper	Sylkharesse®, Noval®, Manyl®, Filtec®	Acordis, Asahi, Dusa, Honeywell, Invista, Solutia, Toray

Engineering Plastics	Automotive applications, electrical, electronics, industrial goods, consumer goods, sports and recreational products	Technyl®, Technylstar®	Asahi, Bayer, BASF, DSM, DuPont, Honeywell, Solutia

Products	Markets	Brands	Competitors

Electronics & Catalysis (products containing oxides and rare earth salts)	Luminescence, optics, electronics, catalysis, automotive pollution abatement, chemical catalysis, fuel cells	ACTALYSTM, OpalineTM, CEROXTM, EOLYSTM	AMR, DKK, various Chinese manufacturers

Five enterprises, organized by technology and market, manage the Division’s technologies.

The Polyamide Chain

The polyamide chain has three major enterprises (Textile Yarns, Technical Fibers & Industrial Yarns and Engineering Plastics) and an enterprise (Polyamide Intermediates & Polymers) that produces intermediates for use in downstream applications.

Textile Yarns.  Textile yarns from polyamide 6.6 and polyamide 6 are produced in Europe and the United States by Nylstar, our 50/50 joint venture with SNIA (Italy), and by our subsidiaries in Brazil and joint ventures in China.  This enterprise, which is a leader in Europe and number three worldwide in terms of our preliminary 2003 estimates, designs, manufactures and markets high value-added textile yarns that combine performance and comfort and are designed for various clothing markets, such as sports and ready-to-wear apparel, underwear, stockings and pantyhose.  The distinguishing feature of Nylstar yarns is that their filaments are extremely fine, giving clothing such unique characteristics as durability, flexibility, texture, resistance to perspiration and ease of use.  The quality, inter-fiber weavability and strength of Nylstar yarns have captured the interest of leading fashion designers, who are working with Nylstar to market clothing that combines performance and comfort.

Meryl, a microfiber introduced in 1996, is the flagship product and accounts for a large percentage of Nylstar’s sales.  We have taken advantage of the different characteristics of this product, which can be found under several brand names and is used in various applications: as a lightweight, insulating, hollow fiber for ski clothing, or combined with other (e.g., cotton and velvet) fibers to improve texture.  The result of a joint project with Kappa, the Meryl® microfiber is exceptionally lightweight, totally adaptable to heat and moisture and fast-drying.  This fiber was used in jerseys worn by Italy’s soccer team during the 2002 World Cup.  In 2002, Nylstar introduced Meryl Skinlife®, which management believes is the first bacteriostatic polyamide fiber that prevents the proliferation of bacteria associated with body odor.  After having launched Meryl Skinlife®, we launched Meryl Actisystem® in 2003, an innovation in textile fibers designed to meet the demands of both athletic and leisure activities.

Polyamide Intermediates & Polymers.  Our Polyamide Intermediates & Polymers enterprise produces adiponitrile (ADN) (produced by Butachimie, a 50/50 joint venture with DuPont), hexamethyle diamine (HMDA), adipic acid, nylon salt and polyamide 6.6 polymer chips.  A significant portion of polyamide intermediates production is used by other enterprises within the polyamide chain for the production of downstream products.  These intermediates are produced in France, Brazil and South Korea.

Adipic acid and ADN are the key intermediates in polyamide 6.6 polymers.  According to our estimates, we are among the top three producers of adipic acid for non-nylon applications.  Traditionally used to make polyamide 6.6 plastics and fibers, intermediates and by-products, adipic acid and ADN are finding new applications in coatings, plastic additives, perfumes, reinforcing resins and elastomers.  They are used in low-density shoe soles, food and detergents (non-nylon) and engineering plastics and industrial yarns, particularly nylon air bags.  New applications and process improvements in the Polyamide Intermediates & Polymers enterprise are closely linked to the enterprise’s downstream businesses, in particular the sales of fibers and engineering plastics.  Between 2001 and 2003, the enterprise increased capacity at its plant in Paulinia, Brazil to meet the requirements of our various markets in the Americas and also nearly doubled capacity for ADN production (from 300 to 500 kilotons per year) at the Butachimie plant in Chalampé, France.  We reinforced our capacity in Asia with the coming on line in 2003 of our new 65,000 metric ton adipic acid factory in Onsan, South Korea, in partnership with Asahi, which has a priority right to purchase a set amount of adipic acid produced at this factory.

In 2003, Polyamide Intermediates & Polymers diversified to find new applications in clothing, plastic additives, perfumery and resin reinforcements and elastomers.  We are positioning ourselves as a leading supplier of adipic acid, an increasingly valued material in the polyamide chain for non-nylon applications.

Engineering Plastics.  Based on our preliminary estimates of 2003 sales data, we were one of the leading producers of polyamide 6.6 and polyamide engineering plastics.  Light and ideal for making complex, high-performance parts, polyamide engineering plastics are increasingly replacing steel or aluminum.  Used in various markets such as electricity, automotive, electronics, and consumer and industrial goods, polyamide engineering plastics are used in applications facing high temperatures, a corrosive environment, strong mechanical constraints and aesthetic requirements.

We sell our polyamide products in specific segments such as under-the-hood applications (engine covers and air intake manifolds), automotive interiors and exteriors, low/high voltage electrical distribution, domestic appliances, connectors for electricity and electronics, machine components, power tools, sporting goods and consumer and industrial goods.  We seek to meet our customer’s product delivery, product development and commercial service needs worldwide.

To sustain growth, we have focused on high-potential markets where we have become a preferred partner for our customers from design to production through innovative and tailored solutions.  The keys of our success are globalization, innovation and the competitiveness of our products and services.  In 2002, we received a Siemens 2002 Award in recognition of our technological leadership in research and development and product applications in connection with our Technyl Star product.  Our Technyl® line of products was enriched in 2003 with Technyl Star and Technyl Alloy.

We have eight manufacturing facilities and ten technical centers covering North America, South America, Europe and Asia, and a commercial range covering 60 countries worldwide.  In 2003, we also constructed a new production facility in Onsan, South Korea.

Technical Fibers & Industrial Yarns.  We believe that we are among the principal worldwide producers for high performance technical fibers.  The Technical Fibers & Industrial Yarns enterprise manufactures and sells yarns and fibers that are used in a variety of markets, such as automotive and transportation, consumer and fibers and industrial specialties.  Our Technical Fibers & Industrial Yarns enterprise produces staple fibers and BCF (bulk continuous filament) from both polyamide 6.6 and polyamide 6 for contract and residential tufted carpets markets.  We believe that we are the worldwide leader in non-woven polyamide fibers used for paperfelts, abrasives and interlinings, in textile polyamide fibers (blended with wool) used for socks, pullovers and outerwear and in polyamide flock mainly used for upholstery, automotive seats and window insulation.  In these products lines, we are focusing on high value-added technical applications.

The Technical Fibers & Industrial Yarns enterprise manufactures polyamide yarns and monofilaments from polyamide that are used in a variety of markets.  The principal application is for polyamide tire cord used for truck, tractor, forklift and car tires.  Other applications are in conveyor belts, air bags, parachutes, tents, inflatable rafts, sewing threads, ropes and nets.

Based on our preliminary estimates of 2003 data, we are a global leader in high-precision monofilament polyamide fibers.  We seek to consolidate our leadership positions in specialty markets and expand our product line to meet customer requirements more effectively.  In 2003, we installed a new facility in Hummene, Slovakia to manufacture polyamide 6.6 yarns for airbags.  Thus, we anticipated the necessary industry restructuring in the consumer fiber segment.

Our industrial yarns and technical fibers are utilized around the world for their flexibility, durability and strength, for their resistance to heat and moisture, and for their variety of sizes.  They are used to manufacture filters for chemical applications, in particular to filter liquids and gases, and for medical applications such as filtering blood.

In 2003, our Technical Fibers & Industrial Yarns enterprise focused on research and development activities at our research center in Lyon, which has a laboratory dedicated to polyamides.

The latest developments in our Technical Fibers & Industrial Yarns enterprise include the development and marketing of:

•      NanylTM lightweight secure fibers with excellent shock-absorbing properties;

•      2D and 3D flock fibers providing tactical, visual and acoustical comfort; and

•      New Polyamide 6 thread from the FiltecTM line for high-performance rock-climbing ropes.

Market Conditions in the Polyamide Chain Enterprises

Conditions in the three main end markets: textile, automotive and housing, drive the market for polyamide applications.  In 2003, market conditions for our polyamide chain enterprises reflected weak demand in all end markets, especially in textiles.  In particular, conditions in the European textile market have been declining since 2001, due to weak demand, triggered by macro-economic factors and to an acceleration of delocalization of the textile industry to Asia and Latin America.  The deterioration worsened in 2003, and our joint venture Nylstar implemented a restructuring plan to continue operations.

The Polyamide intermediates industry is capital intensive activity for producers as well as for downstream manufacturers. Size is crucial for companies in the polyamide market, as prices are largely commoditized. Apart from massive investments, barriers to entry remain weak.  The polyamide industry is not subject to specific seasonal variations except macroecnonomic cycles. A major feature of this market is the shift of polyamide demand to Asia.

Electronics & Catalysis

The Electronics & Catalysis enterprise processes and markets products used by high-technology industries for a variety of applications, including: phosphors for televisions, x-ray screens, trichromatic lamps, computers and cellular phones; magnetism for computer disk drives and magnetic resonance imaging machines; batteries for laptop computers and cellular phones; automobile catalytic converters and petroleum and polymerization catalysis; coloration of glass, ceramics and plastics; and optoelectronics and integrated circuits.

Rare earths are found as mixtures of up to 15 elements.  They are very difficult to separate chemically, because they have similar properties.  Rhodia starts from salts of mixed rare earths and separates, purifies and finishes to manufacture catalysts or other materials with specific physical properties.

The Electronics & Catalysis enterprise was one of the main processors worldwide of rare earths in terms of 2003 sales.  Our technological expertise in this area is driving the development of performance products meeting exacting quality standards.  The enterprise’s global presence allows us to provide local services and technical support in the United States, China, Japan and Europe.  Our two strategic plants in China facilitate access to raw materials through rare earths separation, rendering our products competitive.  We face strong price competition, particularly from numerous relatively small producers of rare earths in China on upstream separated rare earths, as well as major producers in Japan and North America.

The Electronics & Catalysis enterprise marketing and innovation strategy is based on close partnerships with customers, and early involvement in the product development cycle in order to satisfy their needs.  In a number of areas, such as automotive emissions control and industrial gas scrubbing, the enterprise’s catalysis expertise and materials help to implement solutions to reduce or diversify consumption, in particular of non-renewable resources, and improve environmental impact (for example, by curbing greenhouse gases).  They also support the introduction of alternative power generation solutions for clean energy sources such as Actalys TM.

Through our expertise in “rare earths,” we have marketed a line of high-purity products (less than 5 parts per billion of metallic impurities) for use in electronics applications.  These products allow the creation of smaller and smaller electronics components, high-speed and high-performance appliances and communication systems, new flat-screen technologies and new lighting and signaling systems.

The catalytic properties of “rare earths” are used to decrease pollution and to control automobile emissions.  With more than 25 years of experience and research in this field, we are able to contribute to the development of high-performance technologies, including the first generation of converter catalysts using rare earths or, more recently, the catalyst additive Eolys®, which permits the filtering of diesel fuel exhaust without clogging.

Market Conditions in Electronics & Catalysis Enterprise

Repositioning of our Electronics & Catalysis enterprise to higher growth upstream separated rare earths markets in China continued in 2003.  This was simultaneous with our exit from less value-added segments, such as electronics, where competition is increasing.  In upstream rare earths markets, barriers to entry are low with less know-how and technology required.  There is also a specific potential technology switch that could materialize from cerium catalysis to zircon-catalysis, adding pressure on price in the auto catalysis segment.

Production Facilities

The Automotive, Electronics & Fibers Division has facilities at 16 sites in Europe, Brazil, Asia and North America.  Textile Yarns has operations in Western and Eastern Europe and the United States through Nylstar and in Brazil and China through subsidiaries and joint ventures.  Polyamide Intermediates & Polymers operates five plants (one in France, two in Brazil, one in South Korea and another French facility for our Butachimie joint venture).  Technical Fibers & Industrial Yarns has nine plants in France, Italy, Eastern Europe, Switzerland and Brazil.  Engineering Plastics has eight manufacturing facilities and ten technical centers covering North America, South America, Europe and Asia.  The Electronics & Catalysis enterprise has a worldwide presence with facilities in France, the United States, Japan and China.

Industrial Care & Services

Overview

The Industrial Care & Services Division serves the industrial markets through four enterprises: Performance Products for Multifunctional Coatings; Silicones; Eco Services; and Rhodia Silica Systems.  Our technologies for the industrial care market make surfaces more resistant to wear, create environmentally friendly products and develop “smart” paints that eliminate odors and repel dirt.  We develop specialty products based on five key technologies: silicones, silica, specialty latex, aliphatic di-isocyanates (ADI), oxygenated solvents.  These products are used primarily in applications all along the value chain for a diversified range of end markets: automotive, construction, paints and coatings, tire as well as high-technology industries such as electronics and medical.  In addition, our Eco Services enterprise provides sulfuric acid regeneration services.

We have leadership positions in targeted high value-added market segments.  We believe that we are number one or number two worldwide in terms of 2003 sales for moldmaking and paper coating silicones, precipitated silica and polyurethane coating hardeners (ADI polymers). We estimate that we were number one in Latin America in terms of 2003 sales for oxygenated solvents and for solvent mixtures, including technical support.  We believe that we are a principal provider of sulfuric acid regeneration services in the United States and Europe.

The table below sets forth certain financial information for the Industrial Care & Services Division for the years ended and as of December 31, 2001, 2002 and 2003.

	Year ended and as of December 31,
	2001	2002	2003
	(€ millions, except percentages)
Total Division sales(1)	€1,473	€1,433	€1,263
Operating income (loss)	105	98	43
Capital expenditures	101	93	61
Total Division assets	1,377	1,164	1,062
Contribution to Rhodia net sales	20.2%	21.7%	23.2%

(1)     Excluding sales to other Divisions, which amounted to €143 million, €50 million and €47 in 2001, 2002 and 2003, respectively.

Our Industrial Care & Services Division has expertise in a broad range of technologies and functions, which we have combined to develop innovative solutions for our customers.  For example, the Division developed a moisture-resistant water-based paint developed by combining expertise of the silicones and latexes businesses.  We also pooled our expertise in the Food Ingredients, Rhodia Pharma Solutions and Rhodia Silica Systems enterprises to create a nutritional segment, designed to speed-up the innovation and development of a range of products to improve the delivery of active ingredients in the human body.  Innovations designed with environmental protection in mind are allowing industrial customers to deliver equivalent products that are more environment-friendly, while improving the safety of their manufacturing processes.  For example, to enhance safety in the manufacturing process, Nike and other large sport shoe manufacturers use dust-free silicas that are much easier to handle.

In early 2003, we sold a small textile additives business in China.  In September 2003, we sold our textile and paper industrial additives business to Kemira (Finland).  The textile and paper industrial additives business generated sales of approximately €14 million in 2002.

Our Industrial Care & Services Division is engaged in a strategic repositioning, focusing on the following main points:

•      Reallocating resources to our strongest value-added segments;

•      Focusing our portfolio of differentiated products on our specialties, complemented by technical commodities, allowing us to attain strategic partnerships with leading customers; and

•      Offering related services, for example, development of SILCOLEASE® machines, which allow adhesive paper producers to automate their silicone mixing and to achieve significant productivity gains.

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

•      Oxygenated Solvents, of which we have a large line, combine high thinning power with low impact on the ozone layer and low toxicity.

•      Silicones are polymers with unique functions, including water-repellency, heat-resistance, elasticity, adhesion and sealing without shrinkage, chemical inertness, anti-foaming, lubrication and softening.

•      Eco Services offers products, systems and services to industrial manufacturers for controlling the environmental impact of their activities.  The Eco Services enterprise’s main activities are the regeneration of spent sulfuric acid and the production of virgin sulfuric acid.

•      Silica is the basic element in sand.  After processing, precipitated silica is a lightweight, free-flowing product with a wide range of functions, such as absorption, abrasion and hardening.

The table below sets forth the percentage contribution (unaudited) to the Industrial Care & Services Division’s net sales by principal technology for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
Sales by technology	2001	2002	2003
	(unaudited)
PPMC Technologies	35%	32%	31%
Silicones	27	28	29
Eco Services	25	24	25
Silicas	13	16	15
Total	100%	100%	100%

Division Strategy

The Division’s four core technologies—silicones, silica, aliphatic di-isocyanates and sulfuric acid regeneration—constitute a significant component of sales and operating income for the Industrial Care & Services Division.  We streamlined our technology portfolio by selling our paper latex business in 2002 and our textile and paper additives business in 2003.  The Division’s key strategic objectives are as follows:

•                  Businesses utilizing the aliphatic di-isocyanates technology seek to consolidate their competitive position due in part to its integration with HMD, a polyamide intermediate, developing “non-coatings” businesses and focusing efforts in Asia.

•                  The decorative coatings and adhesives business, which is focused on latex technology, has targeted a strategic business turnaround by reshaping its business model.  The business seeks to restore sustainable profitability by leveraging selective high-value segments in decorative paint and construction material markets.

•                  Businesses utilizing the solvents technology seek to maintain their current regional leadership in Latin America, strengthening market leadership and exporting to zones (such as Europe and Asia) with a good profitability potential.

•                  The Silicones enterprise aims to increase its market share by increasing low-cost Silox upstream monomer capacity, strengthening its marketing and innovation in selected high value niche markets to improve product mix and pursuing further growth in Europe and Asia.

•                  Eco Services’ sulfuric acid regeneration plants serve the requirements of a significant number of North-American refineries through long-term contracts and a global network enabling reliable, high quality services.

•                  Rhodia Silica Systems has targeted the reinforcement of its global position in precipitated silicas, a highly competitive market by increasing high-value market positions in high dispersibility silica (HDS) tire, polymer reinforcement (silicones) and nutraceutics and defending current profitable positions.

Products, Markets and Competition

The table below sets forth, for each of the Industrial Care & Services Division’s principal products, the respective markets, brand names and competitors.

Products	Markets	Brands	Competitors
Aliphatic Di-Isocyanates	Industrial paints (automobile OEM, coil, wood, plastic), adhesives, leather	Tolonate®, Rhodocoat®	Asahi, BASF, Bayer, Chemical, Degussa
Latexes	Decorative paints, roof tiling, construction materials, adhesives	Rhodopas®, Rhoximat®	BASF, Wacker-Air Products, Celanese, Dow, ICI-National Starch, Rohm & Haas
Oxygenated solvents	Paints, leather, adhesives, printing inks, oils and lubricants, agrochemicals, pharmaceuticals	Rhodiasolv®, Rhodiaeco®	BP, Celanese, Dow, Exxon, Oxiteno, Shell, Sol Petroleo
Silicones	Automotive, textile, personal care, health care (dental, consumer goods, implantables), electronics, paper coating, sealing, paints & coatings	Rhodorsil®, Silcolease®, Rhodotak®, Rhodalis®, Silbione®, Caf® Lyndocoat®, Elch®	Dow Corning, General Electric, Shinetsu, Wacker
Eco Services
Sulfuric acid regeneration	Chemicals, refining, metallurgy, pigments, fertilizer, paper, electronic components	Satco™	Arch, Chemico, DuPont, Gentek, Grillo, Marsulex, Peak

Products	Markets	Brands	Competitors
Membrane filtration systems	Automotive paint applications, biotechnologies, agri-food, textiles, nuclear energy	Pleiade®, Kerasep®, Carbosep®, Persep®, Iris®	GE/Osmonics, Veolia Environnement
Silica	Tire, oral care, nutraceutic, polymer reinforcement	Zeosil®, Tixosil®, Tixolex®	Degussa, Grace, Huber, PPG

Performance Products for Multi-functional Coatings (PPMC).  The PPMC enterprise delivers innovative differentiated solutions for surface beauty and protection.  Our PPMC enterprise is composed of three principal activities: decorative coating and adhesives; performance coatings; and oxygenated solvents (mainly in Brazil).  Our PPMC enterprise’s principal markets are Europe, Brazil, Asia and North America.

PPMC technologies are also combined with many other Group technologies, such as surfactants, silica, silicones, hydrocolloids, polyamide fibers and specialty phosphates to create new products.  For example, Tolonate, the major ADI-based product used for industrial coatings, is produced by processing hexamethyle diamine from the Automotive, Electronics & Fibers Division and phosgene from the Pharmaceuticals & Agrochemicals Division.  Tolonate is principally used as a binding agent for high quality refinish paints in the automobile industry.  Rhodibloc, a proprietary polymer family with an improved range of properties, is also a product resulting from cross-fertilization of technologies.

In addition to innovation through cross-fertilization of Group technologies, PPMC plans to achieve growth through the establishment of strategic partnerships and the development of tailored solutions for customers and new products in particular markets.  We are focusing on new products whose application and use are more environmentally friendly, such as Tolonate HDT LV2 (a low-solvent hardener for automotive paint applications), Ultragreen (Rhodopas 2800), (a solvent-free water-based paint), Ultrabride, (a bonding agent designed in collaboration with DSM for the wet coating resins market), Ultradia, (Rhodopas with Silicones for weather resistant outdoor paints) and the family of oxygenated solvents.  In the European market for decorative paints, our goal is to enlarge and develop our product range, focusing on high-performance acrylic solutions that are the most effective and innovative for the clients.  In the industrial paints market, we aim to reinforce our position as the second leading provider, according to our estimates, and seek to maintain the growth of the past several years through strong positions in the new applications markets (automobile OEM, wood coating) and the establishment of long-term relationships with major industry players.

In 2003, the Brazilian oxygenated solvents market returned to normal following the return of a competitor whose activity had been interrupted for technical reasons during most of 2002.  The market conditions of our other PPMC businesses did not undergo important changes in 2003.

Silicones.  Silicones are used in a diversified range of industrial applications for bonding, lubrication, softening, foam control, paper release, demolding and molding.  Our Silicones enterprise focused on three major strategic markets in 2003: coating resins for the paper and textile markets sold in September 2003 to Kemira, performance engineering elastomers for industrial applications, construction sealants and adhesives and core and intermediates.

Our Silicones enterprise operates in both the upstream and downstream silicones production phases, manufacturing intermediates while focusing capacity utilization on the production of higher value-added downstream formulated products.  Our Silicones enterprise is mainly concentrated in Europe, where we provide a full range of coating resins, performance elastomers and functional fluids.  We are a specialty high-value niche player focused in rubber and other industries markets in North America, and with an emerging position in Asia through business alliances with local players.  We are also an important producer of upstream integrated silicones.  Our Roussillon Siloxane capacity will be expanded to 100 kilo-tons per year in late spring 2004.

The Silicones enterprise has built a strong market position:

•                  Management estimates that the Silicones enterprise is a worldwide leader in molding and is number two in paper release coatings.

•                  In Europe, the Silicones enterprise owes its strong position to:

•                  the molding and paper release businesses, where we believe based on internal estimates that we are number one, and other applications such as textile coatings, airbags, technical fabrics, specialty elastomers, paramedical supplies (dental molds, external prostheses), gels and waterproof coatings for automobiles; and

•                  the enlargement of our range of waterproof water-based sealants—developed from our Rhodalis™ technology—following the launch of the first 100% silicone waterproof sealant with a liquid pulverized water base.

We intend to increase our market share by relying on innovation, technical service and cross-fertilization with other technologies.  We enjoy strong market positions in high-value segments such as mold-making, coatings for airbag textiles, and paper release coatings.

Due to increased market pressure in recent years, our Silicones enterprise has sought strategic investments to increase its competitiveness and to encourage future growth, including increasing capacity at our facility in Roussillon, France, restructuring our operations in the United States, and investing in China.  The phase-in of this capacity expansion may negatively affect market conditions through 2006.

Our customer base is well-diversified.  The business is capital-intensive with high barriers to entry.  In 2003, our market position was impaired by the appreciation of the euro, which permitted our main competitors producing outside the euro zone to improve their competitive positions and increase pressure on prices.

Eco Services.  The Eco Services enterprise offers services, products and systems to industrial manufacturers for controlling the environmental impact of their activities.  In terms of our preliminary estimates of 2003 industry data, we were a significant service provider in the regeneration of used sulfuric acid, one of the most frequently employed industrial chemical agents.  We are the leader in sulfuric acid regeneration in the United States, and we also produce virgin sulfuric acid.  In addition, we produce water treatment systems, systems for the treatment of industrial liquid effluents and systems for clean processes, such as ultrafiltration membranes and bio-reactors.

Eco Services plays a role principally in the United States and in Europe.  Our Eco Services enterprise leverages various capabilities, from purification to recycling to reuse, in order to develop solutions in sulfuric acid regeneration and water and industrial fluid treatment.  Eco Services principally serves industrialized economies.  In Europe, our customers are mainly in the chemical industry.  In North America, the principal customers for sulfuric acid regeneration are oil refiners who use sulfuric acid as a catalyst to manufacture alkylates for lead-free gasoline and are generally under medium- to long-term contracts, providing steady and sustainable growth related to refinery output growth of lead-free gasoline.  We serve a large part of the sulfuric acid regeneration market in the United States, through an extensive industrial base.  We also provide the ability to offer end-to-end solutions, from the management of used sulfuric acid at customer facilities to the resale or delivery of the purified product.

In the United States, we note several factors that contribute to the stability of our Eco Services enterprise:

•                  Our industrial presence in close proximity to the major refineries and our capacity to offer integrated services—from the handling of products used by the clients to the delivery of purified products—enables us to be a leader in the regeneration of sulfuric acid market.

•                  For a number of years, our Eco Services enterprise has established strong relations with the leading refinery players because of the recognized reliability of our offer of unique services.

•                  Execution of long-term contracts for our services—approximately five years for the regeneration of sulfuric acid—and indexed prices provides for greater visibility and stable results.

•                  The steady progress of activity on this market should continue to benefit in 2004 from the progressive elimination of the MTBE additive in gasoline sold in California (and certain other states), which, indirectly, should significantly increase the demand for recycled sulfuric acid (due to the corresponding development of alkylation) and contribute to greater volume in our Eco Services enterprise.

Our Eco Services enterprise is repositioning its portfolio of products and services in the European sulfuric acid regeneration market, while improving the competitiveness of products and services.  We have also been consolidating our position through key partnerships.  In 2003, we signed a new contract with a large U.S. refinery on the Gulf of Mexico.  We also renewed and extended existing contracts in 2003.  In 2003, the Chapter 11 bankruptcy filing of a major competitor increased the concentration of the principal players in the North American sulfuric acid regeneration market.

Rhodia Silica Systems.  Rhodia Silica Systems focuses on three strategic end markets:  tire and rubber goods, nutraceutic and industrial formulations and polymer reinforcement.  Silica is used for reinforcement in tires, paint, paper and shoe soles.  Silica also provides active-delivery and absorption capabilities as a carrier of active ingredients for life science applications in animal feed and agrochemical formulations.  Our principal precipitated silica product, a component of green tires, is highly dispersible “micropearl” silica, which we invented.  We also produce dental care grade silica, which provides controlled abrasion and transparency in toothpaste and is sold by our Consumer Care & Food Division.

Based on our preliminary estimates of 2003 industry data, we believe we are a worldwide leader for precipitated silica, with approximately one-fourth of the market.  We are the only global player present in all geographical regions supplying global precipitated silica customers.  Silica is a low-density material that is expensive to ship, which makes global positioning near key customers essential for success.  Initially based solely in Europe, we strengthened our industrial, technical and commercial presence in the Asian silica market in 1996 through the construction of a new production facility in China and the acquisition of our joint venture partner’s interest in Kofran in South Korea.  The development of the green tire market allowed Rhodia Silica Systems to penetrate the North American market in 1995, where it has established significant market presence with key tire manufacturers.

The tire industry drives our major innovations in this enterprise.  New innovations in micropearl silica offer significant performance advantages to tire manufacturers, which we expect will contribute to the growth of this enterprise.

Our Rhodia Silica Systems enterprise has three strategies for maintaining its leadership position:

•                  Reinforcement of its positions in strategic sectors, including the high-performance tire market;

•                  Development of innovative applications in conjunction with our Silicones enterprise, including high-performance tires and nutraceutics, as well as the recent development of use of precipitated silica as an agent to reinforce polymers; and

•                  Reinforcement of its strategic alliances with key partners in the tire and vitamin industries.

The industrial platform of the Rhodia Silica Systems enterprise, in terms of location and its recently increased capacity, allows it to support worldwide expansion of its clients and provide quality products in an increasingly competitive environment.  In addition to Rhodia Silica Systems sales, the enterprise also adds value to the Group through synergies with other Group technologies.

We estimate the global precipitated silica market at approximately €800 million in sales for 2002.  Sales for our Rhodia Silica Systems enterprise have grown over the past five years, especially in specialty silica.  Based on our preliminary estimates of 2003 industry data, we believe that the enterprise has developed leadership positions in its main markets.  In 2003, the silica markets remained profitable for us despite appreciation of the euro and intense pressure on prices from competitors and increasingly from Chinese competitors.

Production Facilities

The Industrial Care & Services Division has facilities at 41 sites worldwide.  The PPMC enterprise has a worldwide network aimed at serving both global and multi-regional markets. The Division’s Silicones enterprise has one upstream production unit and 12 downstream production units in different areas of the world.  The PPMC enterprise has a worldwide network aimed at serving both global and multi-regional markets.  Eco Services facilities are located in the United States and Europe.  The Division’s Rhodia Silica Systems enterprise has aligned its industrial presence on a regional basis (in Europe with Collonges (France), Livorno (Italy), in Asia with Inchon (South Korea) and Qingdao (China) and in Latin America with Paulinia (Brazil) and Barquicimento (Venezuela) and Chicago in North America) ensuring at least one manufacturing facility for each geographic region.  In 2003, the European paper and textile additives business was sold to Kemira, and the Chinese textile additives business was sold to Lotex.

Pharmaceuticals & Agrochemicals Division

Overview

Our Pharmaceuticals & Agrochemicals Division serves the pharmaceutical, perfumery and agrochemical markets through three enterprises: Rhodia Pharma Solutions; Perfumery, Performance & Agrochemicals; and Intermediates.  The Division concentrates on growing markets, particularly the pharmaceuticals markets, through Rhodia Pharma Solutions, and markets where the Division’s expertise in organic chemistry and high quality industrial foundation, particularly through Perfumery, Performance & Agrochemicals, allow the Division to add value to clients.  Our technologies for the pharmaceutical market increase the effectiveness of certain active ingredients and assist in the development of critical pharmaceutical molecules.  Our technologies for the agrochemical and perfumery markets improve the efficiency of active ingredients and enhance flavors and fragrances.

The Pharmaceuticals & Agrochemicals Division has a portfolio that includes products developed using phenol chemistry and phenol derivatives which have enabled the Division to obtain global leadership positions in terms of 2002 sales for vanillin; analgesics (paracetamol and acetylsalicylic acid, which is the active ingredient in aspirin); benzenoids for perfumes; and building blocks for agrochemicals and pharmaceuticals.  Based on our preliminary estimates of 2003 industry data, we believe we are the world’s leading supplier of acetylsalicylic acid (aspirin), hydroquinone and vanillin, and the world’s second leading supplier of paracetamol.  We develop and produce intermediates and active pharmaceutical ingredients (APIs) for the life sciences industries.  We also have a strong position in the field of fine fluorinated intermediates.

The table below sets forth certain financial information for the Pharmaceuticals & Agrochemicals Division for the years ended and as of December 31, 2001, 2002 and 2003.

	Year ended and as of December 31,
	2001	2002	2003
	(€ millions, except percentages)
Total Division sales(1)	€1,011	€1,099	€713
Operating income (loss)	(34)	36	(108)
Capital expenditures	108	63	41
Total segment assets	1,597	1,266	807
Contribution to Rhodia net sales	13.9%	16.6%	13.1%

(1)               Excluding sales to other Divisions, which amounted to €208 million, €114 million and €87 in 2001, 2002 and 2003, respectively.

We aim to offer the best combination of technologies, products and services to our customers.  This led us to create Rhodia Pharma Solutions, a consolidation of all our activities dedicated to the pharmaceutical industry.  Rhodia Pharma Solutions has the capacity to manage processes across the pharmaceutical production cycle allowing our pharmaceutical customers to focus their skills on research and development and marketing.  In addition, the need to shorten time-to-market is leading the pharmaceutical industry to select chemical manufacturers with the highest level of expertise and technology.  We offer an extensive range of solutions to meet all of the critical challenges involved in the production of pharmaceuticals.

By capitalizing on the Group’s portfolio of technologies, the enterprises making up our Pharmaceuticals & Agrochemicals Division are developing new solutions for our customers, for example, by using phosphorus-containing molecules manufactured by the Consumer Care & Food Division to produce treatments for osteoporosis, cancer and AIDS in partnership with pharmaceutical companies.

In addition, the industry has numerous challenges to confront in the short term, including the process of obtaining authorizations to commercialize products (which are granted more sparingly now than in the past), the growth in the generic drug industry and the development of new, innovative products by both large competitors and small companies.

In 2003, the FDA issued 19 authorizations for the marketing of new chemical products, a slight increase from 2002 but fewer than earlier years.  These delays have had a significant impact on our business, particularly Rhodia Pharma Solutions, as well as other suppliers to the pharmaceutical industry, creating an imbalance between supply and demand.  Structural overcapacity in the pharmaceutical industry remains problematic, causing pressure on prices.  In addition, the increase in the price of petrochemical raw materials has increased costs for the sector.  The dollar’s depreciation against the euro also increased price pressure during the second half of 2003.  As a result, in a context of continued weak economic growth, some fine chemical suppliers, including us, have reduced capacity.  We expect that capacity reductions will eventually reduce price pressure.

Technologies

•                  Synthesis of Intermediates encompasses a wide range of intermediates based on the diphenol tree and derivatives and the salicylate tree, as well as other phenol derivatives.

•                  Fine Synthesis develops building blocks for agrochemistry, pharmaceuticals, energy storage, exclusive agrochemical molecules, including a broad mix of fine fluorinated and nitrated products, life science finished products such as paracetamol and aspirin, perfumery products and vanillin.

•                  Custom Synthesis includes exclusive research and manufacturing to produce sophisticated, tailor-made molecules for the pharmaceutical and agrochemical industry.

•                  Phosphates sold by the Pharmaceuticals & Agrochemicals Division to the pharmaceutical market are dicalcium phosphates manufactured by the Consumer Care & Food Division.

The table below sets forth the percentage contributions (unaudited) to the Pharmaceuticals & Agrochemicals Division’s net sales by group of technologies for the years ended December 31 2001, 2002 and 2003.

	Year ended December 31,
Sales by technology	2001	2002	2003
	(unaudited)

Synthesis of Intermediates (including phenol)	58%	53%	40%
Fine Synthesis	25	28	43
Custom Synthesis	14	16	13
Others (Phosphates, Calcium)	3	3	4
Total	100%	100%	100%

We historically produced phenol to meet our own needs, since a significant number of Pharmaceuticals & Agrochemicals products are derived from the technology tree that branches out from this raw material.  In December 2002, we divested our hydrochloric acid, soda ash and phenol business activities in Europe, because these businesses were highly commoditized and we only held a regional market position.  We are the only South American producer of phenol/acetone.

Division Strategy

During the final quarter of 2002, and with operational effect from January 2003, we reorganized our Fine Organics division into three enterprises and changed its name to Pharmaceuticals & Agrochemicals.  This new organization reflected the need to bring more coherence to our market-orientated structure.  The three enterprises are:

•                  Rhodia Pharma Solutions, responsible for products and services sold to the pharmaceutical sector;

•                  Rhodia Perfumery, Performance & Agrochemicals, responsible for interfacing with important end markets and managing the shared industrial assets for the division; and

•                  Intermediates, responsible for managing phenol production in Brazil and manufacturing services in France.

This business reorganization reflects our overall strategic target to better service its end markets by simplifying our interaction with customers and grouping internal expertise.  From this coherent base we aim to:

•                  Develop our core technology portfolio to bring a broader understanding and expertise to our customers’ needs, allowing us to develop and produce cheaper, high quality products for our clients, and to keep in step with the evolving complexity of the industries we serve;

•                  Enhance our competitive positioning by developing and exploiting internal know-how and expertise in areas such as process development to reinforce the cost competitiveness of our portfolio of products and services and of our clients’ business;

•                  Further develop our industrial base in China to benefit from a relatively lower cost base for our commodity-type products, as well as to develop access to the growing Asian market; and

•                  Enhance our marketing and sales expertise to better respond to client needs, and better position our portfolio of products and services within the industries we serve.

Products, Markets and Competition

The table below sets forth, for each of the Pharmaceuticals & Agrochemicals Division’s sectors, the principal products, markets, brand names and competitors.

Product/Technology	Markets	Brands	Competitors
Intermediates (including Phenol)	Upstream fibers, perfumery, epoxy, polycarbonates, solvents		Clariant, DSM, Ineos, Mitsui, Ube
Fine Synthesis	Perfumery, flavoring agents, agrochemicals, performance products, anaesthetics and refrigerants	Rhodiaflor®, Rhodiantal®, Rhodiarome®, Rhonavil®, Rhodiascent®, Isceon®	Borregaard, Honeywell, Solvay, Ube
Custom Synthesis	Pharmaceuticals		Akzo Nobel, Avecia, Cambrex, Clariant, Degussa, Dow, DSM, Lonza
Calcium phosphates	Pharmaceuticals, consumer health	A-TAB, Di-TAB, Tri-TAB	Bayer, Mallinckrodt
Analgesics	Pharmaceuticals	Rhodine®, Rhodapap®	Bayer, Mallinckrodt

Three enterprises, organized by technology and market, manage the Division’s technologies.

Rhodia Pharma Solutions

Rhodia Pharma Solutions includes four service lines; custom development, custom manufacturing, fine intermediates and consumer health products.  The first three businesses represent an integrated offer for the drug’s life cycle whereas the last business is a commodity business.

Custom Development, Custom Manufacturing and Fine Intermediates.  Rhodia Pharma Solutions provides products and services to the pharmaceutical industry.  These activities support pharmaceutical clients during the pre-clinical and clinical development phases, as well as during launch, peak sales and over the product life cycle to the expiration of patents.  Activities in the development phases include the procedures to rapidly create a new active matter, as well as laboratory and pilot project production of quantities necessary for the realization of the clinical trials, and synthesis route development.  The manufacturing part of the business includes technical transfer, scale-up and industrialization, and determination of the most cost-efficient synthesis routes, along the product life cycle.  The further integration of Rhodia ChiRex allows the Division to enhance its activities in the pre-clinical and clinical phases of the development of new medications by offering consulting services to manage clinical trials and drug process development.  In 2003, the business expanded its customer base both among world-class pharmaceutical companies and among smaller start-ups specialized in the development of new molecules, which are now playing an increasingly important role in the industry.

In order to respond to the demands of our customers, Rhodia Pharma Solutions enterprise capitalizes on its internal expertise to develop manufacturing innovations and to create trustworthy products, with competitive quality and prices, for our customers’ pharmaceuticals.  Our activity dedicated to molecular “building blocks” and to intermediates offers a line of chemical products designed to ameliorate the finished product, using the division’s technologies.  Our portfolio of services covers technologies ranging from fluorination, nitration, chlorination and phosphorus derivatives, as well as new technologies such as chiral “building blocks” which we are continuously developing.

The market for specialty chemicals for the pharmaceuticals industry is a global market.  Most of the pharmaceuticals industry is based in the United States, while most of the specialty chemicals industry is based in Europe.  The presence of Rhodia ChiRex in the United States provides the business with easy access to its major market.

In a market where chiral molecules account for 80% of new drugs in the pipeline, we believe that Rhodia Pharma Solutions’ expertise in chiral chemistry provides a competitive advantage for us.  Its processes and technologies are designed to meet the technical challenges associated with most of the major therapeutic domains.  We believe that Rhodia Pharma Solutions is one of the few enterprises that offers its customers an integrated approach to their needs, from research and development to contract manufacturing of their new products.  Rhodia Pharma Solutions’ competitive positioning is increasingly challenged by a number of strong chiral players, as well as the development of complementary multi-synthesis capabilities among its competitors.  However, we believe that Rhodia Pharma Solutions’ strong technology profile in both new and traditional technologies, as well as its Scientific Advisory Board composed of top scientists provide us with a sound base to build the technologies of the future.

The pharmaceuticals industry has numerous challenges to confront in the short term, including the process of obtaining new product marketing approvals (which are granted more sparingly now than in the past) and the growth in the generic drug industry.

Rhodia Pharma Solutions’ composition is specifically designed to meet these challenges by establishing presence on the market, an initiative that has been favorably received by our clients.  We have a solid position among emerging pharmaceutical laboratories through our portfolio of clients, particularly those in the clinical stage.  Our portfolio of assets is otherwise diversified among the United States, the United Kingdom, France and Asia.  Finally, with the recent integration of our Chamber Works plant situated in New Jersey, in the United States pharmaceutical corridor which runs from Philadelphia to New Jersey, we arranged for the implementation of cGMP (current Good Manufacturing Practices), which allows us to work with our clients from the pre-clinical phase to drug launch while adhering to the quality demands of pharmaceutical manufacturing.

Consumer Health.  We produce salicylic acid and analgesic active ingredients, including acetyl salicylic acid, for the pharmaceuticals and food industries.  Pharmaceuticals manufacturers use our products to produce retail analgesics.  Each of the Division’s sites producing analgesic active ingredients has been audited and approved by the U.S. Food and Drug Administration (the “FDA”).

We possess proven expertise in the production of bulk aspirin and bulk paracetamol, markets in which we occupy the first and second positions, respectively, according to our estimates.  The bulk actives are marketed to major pharmaceuticals manufacturers worldwide.

The analgesic active ingredients market is concentrated, with Rhodia and Bayer (Germany) accounting for approximately half of worldwide capacity in both salicylic acid and acetyl salicylic acid, and Rhodia and Mallinckrodt (United States) accounting for the majority of worldwide capacity in paracetamol.  This market is expected to grow over the long term due to factors including the aging of the population, increased access to care and the introduction of new products for treating and enhancing patients’ quality of life.

Our Consumer Health business sells both active ingredients, in particular aspirin and paracetamol used in pharmaceutical applications, and additives for nutritional supplements.  Outside analgesics, Consumer Health also markets calcium phosphates manufactured by the Group.  The calcium phosphates sales in the consumer healthcare sector and pharmaceuticals sector represent an important area of growth for us.  We have developed calcium phosphates into an important healthcare product aimed at ensuring bone health.  Competing with calcium carbonate, the importance of phosphorus in bone health has helped us to develop a growing position in the nutraceuticals market.

Our Consumer Health business has adopted a strategy of long-term contractual relationships with our clients to confront increased competition from producers in China, who benefit from lower production costs.  The business derives its competitiveness from the performance of our salicylic acid manufacturing process.  Customers may choose from an extended range of exclusive services, with guaranteed quality, formulation capabilities, integration into their supply chain and online ordering.  Formulation services consist of manufacturing active ingredients designed to improve the properties and delivery of pharmaceuticals.  Our ability to develop formulation capabilities across the Rhodia group will be a key axis of development for the future, which could reinforce our value-added services in a highly price competitive market.  Our objective is to strengthen and develop our relationships through long-term contracts with other large customers in the pharmaceuticals industry and through the addition of such services, enriching our offer, and improving our clients’ competitive performance.  Management believes that competition is based principally on quality and cost, and that our principal competitive strengths in this business are high quality, as demonstrated by FDA approval of each of the enterprise’s production facilities and International Organization for Standardization certification of most of the enterprise’s manufacturing operations, and our ability to supply consistently high quality products worldwide from our global manufacturing base.

Market Conditions for Rhodia Pharma Solutions

The significant decrease in demand for pharmaceutical molecules in pre-launch phase affected most specialty chemicals companies in the market.  Market conditions did not allow for acceleration of approval of our pharmaceutical molecules by our customers.  We reduced production capacity as a result, as did most of our competitors.  Moreover, increasing commoditization of pharmaceutical ingredients favored the emergence of new competitors in China and led generally to an erosion of margins.

In Consumer Health, which are relatively mature markets, prices suffered from strong competition from Asian producers.  However, Western producers have nonetheless maintained market leadership due to product, service and supply chain quality and geographical repositioning of manufacturing to Asia.

Perfumery, Performance & Agrochemicals

The Perfumery, Performance & Agrochemicals Division (“PPA”) is the second key element of our organic chemistry business.  Organized around several key products, including diphenols, this division operates in three markets (flavors, fragrances and performance products; agrochemicals; and fluorinated anaesthetics and refrigerants).

The PPA enterprise focuses on three principal strategies:

•                  Adding new products to its portfolio and accelerating the speed of its innovations to keep up with the consumer perfume market, which requires both innovative capacity and competitive prices;

•                  Reinforcing certain key technologies, including high-temperature chemistry, in order to develop new applications with solvent proprieties which are useful in the electronics industry; and

•                  Developing a strong presence in Asia (we were the market leader in vanillin production in China in 2002, and the division has installed production sites in that region).

Flavors, Fragrances and Performance Products.  These two business units (Flavors and Fragrances on the one hand and Performance Products on the other) are largely based on the diphenol product tree, and develop, synthesize and produce catechol (used principally as an intermediate), catechol derivatives (such as vanillin and vanillin derivatives) and hydroquinone (used principally as an antioxidant for developing photographs and X-rays and as a polymerization inhibitor).  The diphenol product tree operates in a concentrated competitive environment, with four producers accounting for most of worldwide sales of diphenols and derived perfume ingredients.  The top two producers of most benzenoid flavor and fragrance ingredients account for more than half of worldwide sales of each of vanillin, vanillin derivatives, coumarin and benzyl salicylate.  Based on our preliminary estimates of

2003 industry data, we believe we are the world’s largest producer of vanillin and vanillin derivatives as well as specialty diphenols such as polymerization inhibitors and antioxidants.  The Flavors and Fragrances business sells vanillin, under the trademark RHONAVIL™, on the open market as well as to our Consumer Care & Food Division.  The salicylates tree also brings an important breadth to the flavor and fragrances business with such products as methyl salicylate and isoamyl salicylate, where we believe we hold a strong position.

We develop specific solutions for a large range of markets by capitalizing on our portfolio of technologies (hydroxylation, trifluoromethylation and nitration) and products derived from the diphenols, triflouroacids and aromatic halogens.  These markets are comprised of key segments such as inhibitors, addictive polymers and electrochemicals.  These segments are by nature very diversified, as our products are used as ingredients in various food, detergent and cleaning products.  Our balance between technologies and product families, all take advantage of the potential increase in demand in various final consumption and markets.

We have production facilities on four continents and a worldwide sales network.  In addition to an established position in Europe and the United States, the enterprise maintains a strong manufacturing base in Brazil and two production sites in China.  With a broad presence in the detergents, fine perfumes and cosmetics markets, we also benefit from growing demand for functional fragrances used in detergents and cosmetics, and serve a wide variety of specialty markets, ranging from photography and tires to electronics.

Agrochemicals.  Our agrochemicals products involve the development of technologies that may also be used in pharmaceutical applications as “building blocks” (products sold by Rhodia Pharma Solutions) and contribute to the optimization of our industrial asset utilization.  The primary use of our agro-intermediates lies in designing molecules for fungicide and herbicide properties and other related applications.

The agrochemical industry is currently going through a difficult period, marked by a significant deterioration in market conditions and strong competition from Indian and Chinese producers with much lower production costs.  Despite this difficult environment, we managed to establish strong relationships with our clients by developing long-term contractual relationships.  We believe our success is due to our ability to maintain clients over time, and we invest in research and development in order to supply our clients with active materials as well as with advanced intermediates that are adapted to their specific needs.

In 2003, Chinese expansion of competitors accelerated the restructuring of the market which led many producers of  intermediate chemicals, including us, to reduce production capacities.  Our competitiveness also decreased due to the decline of the U.S. dollar.

Anesthetics and Refrigerants.  The market for fluorinated anesthetics and refrigerants is based on the technologies developed at our Avonmouth site (UK).  Our most recent HCFC product is used for refrigerants as well as anesthetics in the hospital segment.  In these two mature segments, we review our assets regularly to maintain competitiveness, which is achieved through constant product development, especially refrigerants, and to preserve our solid market position.

Intermediates.  Our Intermediates enterprise produces phenol, acetone and bisphenol A in Brazil.  In 2003, the enterprise sold approximately one-half of its phenol production to other enterprises of the Group as a raw material for adipic acid, a polyamide intermediate, salicylic acid, diphenols and bisphenol A, and the remainder in the open market, in particular, as a raw material for phenolic resins.  Intermediates provides acetone to our PPMC enterprise, for the manufacture of derived oxygenated solvents, or for sale as a solvent.  The rest of Acetone is used by the Intermediates enterprise for the manufacture of bisphenol A, supplied to our Acetow enterprise, and sold on the market, mainly as a raw material for methyl methacrylate (Plexiglass) and certain chemical solvents.  Bisphenol A is sold to producers of epoxy resins and polycarbonate.

In December 2002, we sold our industrial and commercial activities in Europe related to basic chemicals to Bain Capital, a private investment firm.  The divestiture of these basic chemical activities, which includes phenol, hydrochloric acid and soda ash, corresponds to our strategy to realign our portfolio and divest activities that are outside our core businesses.  Long-term contracts have been negotiated in order to maintain the competitive position of the Division, which no longer has an integrated phenol production chain in Europe.

Production Facilities

The Pharmaceuticals & Agrochemicals Division has facilities, including small production lines, at 11 sites in France, the United States, Brazil, the United Kingdom, China, Thailand and Germany.  The Division has single purpose facilities and a large diversified base of reactors and facilities for manufacturing advanced intermediates and active ingredients, which conform to cGMP standards (current Good Manufacturing Practices).  These production sites are regularly inspected by the FDA (the “Food and Drug Administration”) and the EMEA (the “European Agency for the Evaluation of Medicinal Products”).  In recent years, we have expanded multistep production capacity and expanded capacity at existing facilities which apply multiple processing technologies, allowing the Division to enhance efficiency in the production of complex molecules primarily for the Pharmaceuticals & Agrochemicals industry.  The Division produces phenol in Brazil.  We apply additional processing technologies, such as diazotation, hydrolysis and condensation, at multipurpose facilities, resulting in cost savings and faster synthesis of customized molecules.

Insurance

We analyze risks and manage them through a worldwide prevention policy and global insurance programs.

Rhodia prepares annually a report on internal initiatives and the related results in the areas of industrial safety, workplace hygiene, environmental protection and product traceability.  In addition, a global industrial risk prevention/insurance program has been set up with insurers.  All manufacturing facilities are inspected using the same methodology, and capital expenditure plans are analyzed for the purpose of preparing action plans to improve practices and procedures and to upgrade detection and protection equipment.

This risk management policy is backed by global insurance programs.  To limit insurance premiums and provide strong incentives to implement preventive measures, all insurance programs include high deductibles.  Under these programs, we absorb any losses that do not materially affect our earnings and only transfer major losses to the insurance market.

Our global insurance policies are held by our entire Group, and the most important policies are held by way of a wholly-owned insurance subsidiary, based on estimations of cumulative annual losses (€25 million maximum for property, casualty and business interruption damages, and €10 million maximum for civil liabilities).  The wholly-owned insurance subsidiary does not underwrite our risks above these annual fixed amounts.  An analysis over several years has revealed that our insured losses are lower than the insurance premiums we would have to pay if we transferred these risks to the insurance market.

We claimed €40 million in damages/business interruption losses in 2003, of which three claims were material.  Of these losses, 95% were absorbed by the Group (approximately half by our subsidiaries and half by the wholly-owned insurance subsidiary).  No material claim was made with respect to our civil liability insurance.  In 2002, insurance claims totalled less than €5 million.

The following description of our insurance programs is only a summary in order to comply with the insurance companies’ confidentiality rules and to protect our competitive position.  Total industrial risk insurance premiums paid by all the companies in the Rhodia Group were approximately €45 million in 2003.

In addition to the property and casualty program, we have taken out Business Interruption insurance—for periods ranging from 12 to 24 months depending on the business—associated not only with fire/explosions but also machine breakdown and natural disasters.  The insured values are consistent with our assessment of the related risk, taking into account any domino effect on operations that depend on the affected facility or process, either because they are located on the same site or because they are internal customers of the facility.  Most of our industrial sites are covered by a group policy which has a limit of €300 million per claim.  Our major sites also benefit from a supplemental policy allowing claims of up to €800 million.  The 2004 program has been renewed with lower premiums and increased self-insurance.

The liability insurance program covers both operating and product liability.  Premium rates for 2003 were significantly higher than 2002, due to conditions in the insurance market.  The 2004 program has been renewed with reduced premiums.  The Transport Insurance program covers all goods held by us with a cap of €15 million (not including self-insurance), as well as goods in transit or stored temporarily with third parties.  The adjustments to the insurance premiums paid by us reflect current conditions in the industrial risk market in general and the chemicals risk market in particular.

Research and Development

Specialty chemical makers were originally mere producers of molecules, but over time they have evolved into designers of exclusive solutions.  One of the essential growth levers for us is our ability to respond to our customers’ specific needs and to innovate through five areas of expertise: organic synthesis, inorganic synthesis, polymer synthesis, material physics and physical chemistry of dispersed materials.

Research and development constitutes an important part of our activities.  The table below sets forth research and development expenses by Division and as a percentage of Division net sales (including sales to other Divisions) for the years ended December 31, 2001, 2002, and 2003.

We benefit from the absence of loss in past years and high quality of our safety measures.

	Year ended December 31,
	2001		2002		2003
	(€ millions, except percentages, unaudited)
	€	%	€	%	€	%
Consumer Care & Food	62	2.4	70	3.0	66	3.1
Automotive, Electronics & Fibers	38	2.3	39	2.6	35	2.5
Industrial Specialties	55	3.4	57	3.9	52	4.0
Pharmaceuticals & Agrochemicals	23	1.9	25	2.0	25	3.1
Other	38	—	27	—	25	—
Total(1)	€215	3.0%	€218	3.3%	€203	3.7%

(1)               Total research and development expenses, and total research and development expenses as a percentage of consolidated net sales.

Our research and development structure is based on:

•                  Cross-fertilization between marketing, research and production teams through our six multidisciplinary research and development centers, located in Lyon and Aubervilliers (France), Cranbury, NJ (USA), Paulinia (Brazil), Singapore and Shanghai (China) serving the Group’s worldwide activities and home to most of our research and development projects and our 1,200 researchers.

•                  Maintaining proximity with customers through our network of more than 30 technical development centers located throughout the world designed to serve customers at a local level.

•                  Focused cooperation with outside expertise, with more than 6% of the research and development budget dedicated to cooperation agreements with leading universities and research centers, such as the National Scientific Research Center (CNRS) in France, the University of California at Santa Barbara and Princeton University in the United States, the Université Catholique de Louvain in Belgium, and the Universidade Estadual de Campinas in Brazil.

We file over 200 patent applications in an average year, and estimate that approximately 17% of our sales come from products that are less than five years old.

Raw Materials

We purchase raw materials and chemical intermediates from a large number of third parties, with a centralized purchasing department procuring the entirety of the raw materials needs of each of our Divisions.  The cost of the main raw materials decreased to €1.3 billion in 2003 from €1.4 billion in 2002 despite higher prices for petrochemicals and organic and inorganic chemicals.  Lower purchasing volumes and changes in exchange rates contributed to the decrease.

Any significant change in raw material costs can have a significant effect on our earnings.  See “Item 5.  Operating and Financial Review and Prospects—Certain Key Factors Affecting Our Financial Condition and Results of Operations—Cost of Raw Materials.”  Changes in prices of raw materials cannot always be passed on to the customer as higher prices for finished goods, hence profit margins may be affected.  Moreover, competitive pressures may drive down selling prices in the wake of lower raw material prices, thereby limiting the potential for improved profits.  As a hedge against fluctuations in the prices of raw materials, in the past we entered into medium- and long-term contracts for the primary materials used in its production.  As a result of our current financial situation, we are not able to enter into certain hedging transactions.

The table below sets forth the principal raw materials purchased by us from outside sources for production operations and the principal products for which such materials are used.

Division	Raw Material	Products used for
Consumer Care & Food	Phosphorus, phosphoric acid, rock phosphate, ethylene oxide, wood pulp, caustic soda, sulfur, soda ash	Phosphate surfactants, filter, phosphorous derivatives
Automotive, Electronics & Fibers	Cyclohexane, cumene, butadiene, caprolactame	Polyamide intermediaries, textile yarns, engineering plastics
Industrial Care & Services	Styrene, butadiene, methanol	Latex, silicones
	Sulfur, gas (raw material), soda ash	Sulfuric acid
Pharmaceuticals & Agrochemicals	Benzene, propylene, methanol, phenol	Aspirin, diphenols, methyl chloride

Major requirements for key raw materials and energy are typically satisfied pursuant to medium- or long-term contractual agreements with suppliers.  We are not generally dependent on any one supplier for a major part of our raw materials requirements, but certain important raw materials are obtained from a few major suppliers.  In general, where we have limited sources of raw materials, we have developed contingency plans to minimize the effect of any interruption or reduction in supply.

Temporary shortages of raw materials may occasionally occur and cause temporary price increases.  In recent years, such shortages have not resulted in unavailability of raw materials.  However, the continuing availability and price of raw materials are subject to unscheduled plant interruptions occurring during periods of high demand, or due to domestic and world market and political conditions, as well as to the direct or indirect effect of European and national regulations.  During periods of high demand, certain raw materials are subject to significant price fluctuations, and, in the past, such fluctuations have had an adverse impact on the results of our operations.  The impact of any future raw material shortages on our business as a whole or in specific geographic regions cannot be accurately predicted.  Operations and products may, at times, be adversely affected by legislation, shortages or international or domestic events.  See also “Item 5.  Operating and Financial Review and Prospects.”

Sales, Marketing and Distribution

We sell our products and services in over 130 countries through decentralized sales, marketing and distribution functions.  Such functions are currently carried out pursuant to policies established by the management of each enterprise.  Our products are generally ready in bulk for use in industrial applications or subsequent reformation or incorporation in consumer and business goods.  In connection with our strategy of increasing accountability of enterprise management, sales, marketing and distribution, which in the past were managed mainly by local subsidiaries responsible for several enterprises, are increasingly being placed under the direct responsibility of the management of individual enterprises.  In addition, we are putting increased emphasis on key account management and new product launching across geographic regions in order to establish global sales, marketing and distribution arrangements for customers operating internationally.

Sales in all Divisions are generally on a purchase order basis; however, longer-term arrangements have been established with certain key customers or when dictated by customer requirements.  Such arrangements generally do not extend beyond one year.  We occasionally enter into long-term arrangements for periods ranging from three to five years with customers who consider their purchases to be strategic products or with whom we have jointly developed customized products.

Health, Safety and Environment

Our Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continued improvement.  In 2003, we invested €23.6 million for installations designed to reduce water and air pollutants as well as waste products and incurred €117 million in environmental remediation and clean-up costs.  These investments are part of our ongoing improvement programs that have been in place for several years.  We have targeted four HSE objectives:

•                  Environment.  We have implemented the principals of sustainable development, deploying a number of methods designed to ensure the application of sustainable development practices.  Following widespread application and success of these methods in the United States, several such pilot initiatives have been initiated in Europe.

•                  Workplace Safety.  Members of our executive committee and members of the Enterprise Management Committees conduct management safety visits at least once every three years, designed to inform employees about safety issues, along with more thorough visits at least once every five years.  We follow the industry “best practices” for workplace safety.  High-risk sites are given special priority and receive more frequent visits.

•                  Industrial Sites.  We have developed our own system for managing the health and safety of our employees and environmental issues on our sites, which goes beyond ISO 14000 standards, the generally accepted environmental management standard.  We require that our system be enforced at all sites, regardless of their size or of the nature of their activities, and we have audited over the past three years 74% of our own sites according to this system.  By the end of 2005, we expect to audit all of our sites with respect to activities conducted at them during the previous three years.

•                  Products.  We have implemented a policy designed to ensure that each product design, manufacturing and marketing team operates in consideration of HSE issues.

Environment

Sustainable development entails the satisfaction of the present generation’s needs without jeopardizing the resources of generations to come.  Our objective is to use our technologies, capabilities and innovations to reduce consumption of energy and non-renewable materials.  Reducing the consumption of energy and non-renewable materials is one of the guiding principles in our commitment to sustainable development.  Our sustainable development policy entails three key objectives:

•                  conservation in upstream research and development;

•                  improvements in the manufacturing process; and

•                  marketing products made from recycled materials.

Our sustainable development objectives strive to safeguard natural resources through innovation while developing synergies among different businesses and leveraging strong partnerships with customers.  For example, Eolys has led to the production of a catalyst which enables the filtering of over 90% of soot particles in diesel fuel exhaust.  At our La Rochelle site in France, suspended solids are recycled to recover rare earth oxides.

In compliance with the regulations set forth by the European Chemical Industry Council (CEFIC), and in accordance with the French government’s commitment to reduce its gas emissions by 30% over the period of 1990-2010, we have implemented a policy that targets the reduction of the release of greenhouse gases (CO2 and N2O emissions) and tropospheric ozone-generating volatile organic compounds (VOCs).  Over €20 million has been invested towards the achievement of these aims.  Emissions reduction is a challenge that requires long-term action at all Group sites concerned, in particular regarding VOC emissions and the quantification of releases.

We also give special attention to protecting water resources, particularly by anticipating implementation of the European Water Framework Directive.  Over a ten-year period (1990-2000), we reduced our water pollution by 60% and are now focusing on micro-pollutant releases with pilot projects underway at several sites.  In addition, to prevent accident-related pollution, our main manufacturing sites have been equipped with release retention basins.

In 2000, we implemented a data-reporting procedure based on CEFIC standards.  This procedure combines both raw data and indicators based on overall environmental impacts at almost 100% of our sites.

Workplace Safety

With our workforce of 23,059 employees (as of December 31, 2003), approximately 60% of which are outside France, we are a global enterprise that faces human and social challenges.  We meet these challenges in a spirit of sustained improvement, innovation and strict ethics.  We are committed to a proactive policy of dialogue with employees, career planning on a world scale, and implementation and encouragement of an organization firmly based on strong ethical principles.  We monitor the health and safety of employees and other people on our sites.  Our objective in this respect is to evaluate risks associated with each workstation for the past five years.  Approximately half of our workforce that we believe is exposed to significant HSE risks has been studied.  Moreover, we engage in preventive procedures regarding the health of our employees, persons working at our sites, and the users of our products.

We remain dedicated to our zero-accident objective.  As the establishment of an entirely risk-free industrial environment is nevertheless impossible, it is vital to prepare and train all of our employees to respond as effectively as possible in the event of an accident or other crisis.  Our objective is to establish and test emergency plans that are tailored to the risks involved for every business and activity.  More than 93% of our businesses have revised and tested their emergency plans over the past three years.  Industrial hygiene correspondents have been appointed to coordinate industrial initiatives and to ensure the execution of risk evaluations at all of our sites.  These risk evaluations involve, among other things, identifying chemical, biological, physical and ergonomic hazards, as well as estimating exposure levels and assessing short-, medium- and long-term risks.

We seek to improve our safety record on an ongoing basis.  This requires daily individual commitment by all of our employees, especially our managers.  Accordingly, members of the Executive Committee inspect our sites without prior warning.  The results reflect the efforts expended, as the rate of accidents at our sites has declined each year.  The accident frequency rate, with or without work stoppage, declined 14% in 2003 compared with 2002.  The table below sets forth certain information relating to the accident frequency rate for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001	2002	2003

TFI(1)	2.1	1.6	1.4
TF2(2)	4.8	3.7	3.2
TF1EE(3)	4.0	3.8	2.5

(1)               TFI: Accident Frequency Rate resulting in work stoppage, expressed in terms of number of accidents per million hours worked.

(2)               TF2: Accident Frequency Rate whether or not resulting in work stoppage, expressed in terms of number of accidents per million hours worked.

(3)               TF1EE: Accident Frequency Rate whether or not resulting in work stoppage, for companies outside our Group but involved in work at our sites.

We currently own or operate plants, previously owned successively by Stauffer Chemicals and Rhône-Poulenc, where asbestos was used in piping and industrial installations like boilers and furnaces, but not in the manufacturing of its products.  As a consequence, we have a limited number of claims relating to alleged asbestos exposure.  In addition, one of our former sites in France is on the official list of industrial facilities that have previously manufactured asbestos containing materials, which could give workers the right to claim early retirement.  While it is not possible to determine the ultimate outcome of all claims that may be brought against us, we believe that our future risk related to asbestos exposure is limited based on available information and our experience with these claims.

Industrial Sites

Managing industrial risks entails identifying and prioritizing these risks in order to implement the necessary preventive and protective measures based on systematic reviews of processes, installations and workstations.  We have developed our own safety and environmental management system, SIMSER+, that integrates the best existing practices, the requirements of the ISO 14000 standards and principal international regulations.  This system, or a more simplified version thereof with regards to smaller facilities (our rules and regulations), is implemented at all of our facilities worldwide.

Each facility is audited every three years.  In addition, all installations and processes are subject to a security review adapted to their risks.  These reviews are updated every five years, to reflect changes in legislation, our knowledge or the methods of analysis and modeling tools used to assess impacts.  At the occurrence of any material event, a review is carried out or updated immediately.  For this, we have at our disposition a network of trained experts as well as recognized methods of review.  Particular attention is given to facilities qualified as “top-tier sites” under the European Union’s SEVESO Directive (or the equivalent thereof, outside Europe).  This represents 43 sites worldwide, of which 22 are in Europe and 14 are in France.  These security procedure reviews allow us to identify danger, whether it be of a physical, chemical or biological nature, and to assess the risks in light of factors relating to the occurrence of accidents and the potential targets.  In addition, we encourage the exchange of experiences between our facilities that, for the most part, possess systems for the collection of incidents.  A global report on significant accidents helps develop the exchanges.

In 2003, we performed an internal audit of 66 of our sites around the world that we considered as high risk due to their activities and geographic location.  The audit, which covered process safety management, safety and prevention, revealed certain potential areas for improvement, which led to the adoption and implementation of action plans.  We continue, through the UIC (the chemical industry federation), the MEDEF (the employer’s federation) and the AFEP (the federation of private companies), to cooperate with public authorities in the drafting of the implementation decrees of the Law of July 30, 2003 on industrial risks, pertaining to urbanization, improving communications with the public, the remediation of sites in the event of the termination of activity, etc.  We have also participated in the creation and the operating of the AERES (association of companies for the reduction of global warming).

Products

Our HSE policy also applies to our products, from the design stage to manufacturing and eventual marketing.  Our global product stewardship initiative, already extended in 2000, seeks to effectively manage the entire life cycle of our products (design, manufacturing, distribution, use and end of life) in order to minimize their impact on people and the environment.  In practice, this initiative involves creating and updating safety data sheets for all of our products.  Based on maximum product information, the stewardship policy raises awareness of all concerned participants.  We have targeted a systematic review of our safety data sheets every three years.  In 2003, 99.7% of these safety data sheets for U.S. products and 96% of the safety data sheets for other products have been reviewed in the past three years.

In addition, we have placed focus on transportation safety, from its industrial sites to reception at customer facilities.  Globally, we aim to encourage local initiatives involving both transporters and customers to monitor, train and report.  Our commitment covers more than just the products leaving our plants, but also targets the applications in which they are used.  We have introduced a method for analyzing risks associated with product final application conditions based on the risk software.  We expect to continue the implementation of this policy through 2004.

Our commitment to sustainable development also involves the recycling and reuse of our products, which is conducted in strategic partnerships with our customers.  For example, we supply Degussa with certain raw materials used in the production of silicones and fumed silica.  In partnership with Degussa, we recover a by-product of the fumed silica production and recycle it into our production of methylchlorosilane, a raw material for silicones.  This cooperation makes our silicones production more competitive.

Intellectual Property

We own a large number of patents that relate to a wide variety of products and processes.  Each year, we file over 200 new patent applications, and we also license a small number of patents owned by others.  In addition, we own a considerable number of registered trademarks throughout the world, under which we market our products.  Such patents and trademarks in the aggregate are of material importance to our operations.  In addition to patent protection, we also rely on our know-how and technical expertise in many of our manufacturing processes for developing and maintaining our market position.

Although exclusivity can be maintained on a relative basis for certain products following patent expiration through know-how and technical expertise, the expiration of a patent can result in intense competition, including from lower cost producers, and the erosion of margins.  Prior to and following expiration of the patent for a key product, we will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used.  We do not believe that the loss of patent protection for any particular product or process would have a material adverse effect on our financial condition, results of operations or cash flows.

Government Regulation

Production and marketing of chemical substances are regulated by domestic and international laws.  Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, Canada and Japan are most significant to our business.  The most important of these laws include the European Inventory of Existing Chemical Substances, the European List of Notified Chemical Substances, the United States Toxic Substances Control Act Chemical Substances Inventory, the Domestic Substance List of Canada and the Japan Handbook of Existing and New Chemical Substances.  Chemicals that are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist.  Our personnel work closely with the regulatory agencies of these countries to bring new chemicals and products to market.  We continue to closely follow the promulgation of the future European Union’s Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”), a draft form of which was adopted by the European Commission on October 29, 2003, and which is currently under review by the European Parliament and Council.  Although the scope of this future regulation has yet to be determined in detail, the economic and social impact on the European chemical industry is expected to be significant.  Within the Chemical Industries Union, we have participated in a study to measure the impact of the proposed regulations on the French economy, which was made public in April 2003.

We also actively seek approvals from the FDA for certain specialty chemicals, principally when we believe that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food and health.  In addition, certain chemicals to be used in the manufacture of food and/or drug products are subject to thorough review by our staff and, where applicable, the FDA.

Organizational Structure

Rhodia is organized as a holding company which holds all assets of the Group, but is not directly engaged in any of the Group’s industrial or operating activities.  We hold directly or indirectly all of the subsidiaries which form the Group, notably the 176 subsidiaries which were consolidated as of December 31, 2003.  See Note 32 to our Consolidated Financial Statements.

Indirect holdings are held through subsidiary holding companies organized in the Group’s various geographic zones.  This structure, which is in part a result of the Group’s history, responds to geographic and operational requirements.

We enter into certain operating arrangements with our subsidiaries.  Notably, the following services are centralized at the Group level:

•                  The granting of guarantees by the parent company for certain bank financing arrangements and operating contracts;

•                  Certain foreign exchange rate and interest rate hedging activities;

•                  The management of risks related to the commodities markets; and

•                  Taxation-related strategies and management.

Property, Plant and Equipment

The table below sets forth the number of our principal production sites, by Division and geographic region, for the year ended December 31, 2003.  The sizes of our sites vary considerably in terms of employees and production capacity.  Of the 113 sites, 14 serve two or more Divisions.  These sites are listed in the table under the principal Division utilizing the site.  The table excludes facilities operated by joint ventures accounted for under the equity method.

Production Sites

	As of December 31, 2003
	Europe	North America	Latin America	Asia/Pacific	Total

Consumer Care & Food	17	15	6	7	45
Automotive, Electronics & Fibers	8	—	4	4	16
Industrial Care & Services	20	10	2	9	41
Pharmaceuticals & Agrochemicals	7	—	1	3	11
Total	52	25	13	23	113

We own all our properties, except for a limited number of sites which are subject to leases.  See Notes 1(e), 7(a) and 25(b) to the Consolidated Financial Statements.  Utilization of our principal facilities may vary with economic and other business conditions.  Our business facilities generally have sufficient capacity for existing needs and expected near-term growth.  As part of its global productivity review, the management of each Division is reviewing its facilities to identify opportunities for closure or consolidation.  Where possible, we seek to consolidate production at lower-cost sites in order to enhance operating efficiency.  We are strengthening our position in emerging markets, particularly Asia-Pacific, by expanding our facilities in these areas, generally by entering into joint ventures with local producers.

Many of our manufacturing sites have an extended history of industrial use.  See “Item 3.  Key Information—Risk Factors—Risks Related to our Business” and “Item 4.  Information About Rhodia—Health, Safety and Environment” for a discussion of environmental issues relating to our business.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with “Item 3.  Key Information—Selected Financial Data” and our Consolidated Financial Statements and the notes thereto beginning on page F-1 of this Annual Report on Form 20-F.  The discussion of our results of operations includes certain information on a comparable basis to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations.  See “Presentation of Financial and Other Information” for an explanation of the basis of calculation of this information, as well as an explanation of how we calculate the effect of changes in volume and price on our operating results.  This discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our results could materially differ from those discussed in these forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report on Form 20-F, including in “Item 3.  Key Information—Risk Factors.”

Introductory Note Regarding the Consolidated Financial Statements

The Consolidated Financial Statements contained in this Annual Report on Form 20-F have been prepared in accordance with French GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP.  For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to Rhodia, and a reconciliation of net income and stockholders’ equity to U.S. GAAP, see Note 31 to the Consolidated Financial Statements.

The financial data presented in this Annual Report on Form 20-F is derived from the Consolidated Financial Statements.  The Consolidated Financial Statements contained in this Annual Report on Form 20-F differ in certain material respects from our consolidated financial statements, prepared in accordance with French GAAP, which were published in France and submitted for approval to our General Stockholders’ Meeting to be held on March 31, 2004.  These differences relate to the presentation of the correction of an error in calculating the tax basis associated with certain assets of a consolidated entity discovered in 2003.  The recalculated deferred taxes were assessed for recoverability in accordance with FAS 109 and a valuation allowance was provided.  Under French GAAP, prior periods are not permitted to be retroactively restated but require the recording of a cumulative adjustment in the current year.  Thus the effect of the correction in our financial statements published in France was reflected only in the statement of operations for the year ended December 31, 2003, where we recorded a cumulative tax benefit of €18 million.  Under U.S. GAAP, this correction is presented in the period to which the error relates, and any prior years’ financial statements are adjusted as disclosed in Note 1 to the Consolidated Financial Statements.  As a result of this change, our consolidated net income, compared with our consolidated net income included in our financial statements published in France, decreased by €18 million for 2003, increased by €38 million for 2002 and decreased by €26 million for 2001.

We prepared the Consolidated Financial Statements assuming that Rhodia will continue as a going concern.  However, the report of our independent auditors on the Consolidated Financial Statements includes an explanatory paragraph describing an uncertainty about Rhodia’s ability to continue as a going concern as a result of concerns set forth in their report.  The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.  See Note 1 to the Consolidated Financial Statements and the Report of Independent Auditors in the Consolidated Financial Statements and “— Critical Accounting Estimates — Going Concern” below.

Overview of 2003

Our net sales for 2003 decreased 17.6% compared to 2002, declining from €6,617 million for 2002 to €5,453 million for 2003.  We recorded an operating loss of €159 million in 2003, compared with operating income of €351 million in 2002.  Our net loss for 2003 totaled €1,351 million compared to a net loss of €4 million for 2002.

Four principal factors affected our operating results during 2003.  These factors influenced the performance of all four of our Divisions to varying degrees:

•                  Asset disposals completed in 2002 and 2003 accounted for an 8.8% decrease in net sales as well as a 16.9% decrease in operating income.

•                  The increase in the value of the euro relative to other currencies, in particular the U.S. dollar, had a negative impact of 7.8% on our net sales and 11.9% on our operating income.

•                  Low demand and intensified competition caused a decrease in volume in certain market segments.  This volume decrease accounted for a 15.2% decrease in our operating income.

•                  The high cost of raw materials, in particular petrochemical commodities prices, had a negative impact of 50.7% on our operating income.

These factors severely affected our financial performance despite our significant efforts (which succeeded only in part) to pass on these costs in the form of higher prices to our end customers and to reduce our fixed costs.

Moreover, during the fourth quarter of 2003, we proceeded with an analysis of the recoverability of the carrying value of our tangible, intangible and other long-lived assets as a result of:

•                  the continued decline of economic conditions and of our operating results, particularly in the third quarter of 2003;

•                  the latest medium-term plans prepared at the end of the third quarter of 2003 and submitted to our banks, which reflected significant adverse changes in the business climate as well as in our projections; and

•                  the modification of a number of macroeconomic assumptions that required us to revise our financial projections downward, notably:

•                  higher raw material and energy costs;

•                  lower expectations for growth in worldwide gross domestic product;

•                  reduced assumed growth rates of acquired businesses; and

•                  the impact of the strengthening euro compared to the U.S. dollar.

For additional information concerning this analysis and the resulting asset impairments that we recorded, see Note 3 to our Consolidated Financial Statements.

The principal factors that made this re-evaluation necessary within the enterprises most affected by these impairments were as follows:

•                  Rhodia Pharma Solutions:  The impairments related principally to businesses acquired in connection with the acquisition of Rhodia Chirex, due in part to the slower than expected recovery in the pharmaceutical industry and in part to the delay in the signing of a key contract for development of these businesses; and

•                  Phosphorus & Performance Derivatives (“PPD”) and Specialty Phosphates:  The impairments related principally to businesses acquired via the acquisition of Albright & Wilson (and also Stauffer with respect to the Specialty Phosphates enterprise).  The underlying factors were the change in supply conditions for certain raw materials in China, mature markets for the majority of the enterprises’ products and services, in particular detergents and water treatment activities and, to a lesser extent, food ingredients businesses, as well as the impact of the divestment of our polyurethane flame retardants businesses.

A more detailed explanation of this revaluation of the carrying values of certain assets is described in Note 5 to the Consolidated Financial Statements.

The total amount of impairment recorded as of December 31, 2003, was €875 million and related principally to the Rhodia Pharma Solutions enterprise (of which €263 million related to Rhodia ChiRex), the Phosphorus & Performance Derivatives (“PPD”) and Specialty Phosphates enterprises (of which €355 million related to Albright & Wilson), as well as a provision for impairment related to certain deferred tax assets.  The impairment charges recorded as a result of this reevaluation were as follows:

•                  Goodwill:  €546 million, of which €244 million related to the Rhodia Pharma Solutions enterprise (including €232 million for Rhodia ChiRex alone), €110 million related to the PPD enterprise arising mainly from the acquisition of Albright & Wilson, and €192 million related to the Specialty Phosphates enterprise (arising mainly from the acquisition of Albright & Wilson and to a lesser extent to the acquisition of  Stauffer);

•                  Tangible and other intangible assets:  €109 million, mainly related to industrial sites located in the United Kingdom, the U.S. and Europe (including €31 million related to Rhodia Pharma Solutions, €12 million to PPD, €55 million to the Specialty Phosphates enterprise (including €18 million relating to the depreciation of the value attributed at the time of acquisition of Albright & Wilson to a long-term supply contract), and €11 million for other activities);

•                  Costs relating to equity affiliates:  €27 million related to the Automotive, Electronics & Fibers Division (mainly the Polyamide Intermediates and Polymers enterprise, representing our share of results arising from an accelerated depreciation recorded by Nylstar);

•                  Deferred tax assets:  €193 million (of which €168 million was for France and €25 million was for other countries) resulting from doubtful future recoverability.

Certain Factors Affecting Our Financial Condition and Results of Operations

Certain factors affecting our financial condition and results of operations are described below.  For further discussion of these and certain other factors, see “—Consolidated Operating Results in 2003 vs. 2002” and “—Consolidated Operating Results in 2002 vs. 2001.”

Exchange Rate Fluctuations

We publish our consolidated financial statements in euro.  Because a substantial portion of our assets, liabilities, sales and earnings are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro.  These currency fluctuations, especially the fluctuation of the value of the U.S. dollar, the Brazilian real and the pound sterling against the euro, have had and may continue to have a material impact on our financial condition and results of operations.

We estimate that the effects of currency fluctuations in 2003 resulted in a decrease in our consolidated net sales of approximately 7.8% and our operating income of approximately 11.9%.  Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euros.  For example, in 2002 our stockholders’ equity was reduced by €397 million due to the translation of the financial statements of our foreign subsidiaries and related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro.  The continued strengthening of the euro in 2003 resulted in a reduction in stockholders’ equity of €164 million as of December 31, 2003 due to translation adjustments.

An appreciation of the euro compared to the dollar lessens the euro-value of sales generated in dollar zone countries, and lowers the competitiveness of products manufactured by us in Europe against products produced in, or exported from, the United States and other dollar zones.  This effect is partially offset by the decreased cost in euro of a significant portion of our raw material and energy purchasing requirements.

The table below sets forth average exchange rates of the euro with respect to key currencies in 2001, 2002 and 2003.

	Average exchange rates and changes(1)
	2001	% change 2000/2001	2002	% change 2001/2002	2003	% change 2002/2003

U.S. dollar/euro	0.90	(2.2)	0.95	5.6	1.13	18.9
Pound sterling/euro	0.62	1.6	0.63	1.6	0.69	9.5
Brazilian real/euro	2.10	24.3	2.78	32.4	3.40	24.8

(1)               Daily currency prices published by the European Central Bank.

Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is described under “Item 11.  Quantitative and Qualitative Disclosure About Market Risk.”  See also Notes 1(b), 1(m), 23 and 25 to the Consolidated Financial Statements.

Cost of Raw Materials

We track the cost of certain of our key raw materials on a central basis.  In 2003, our expenses for purchases of these key raw materials were approximately €1.3 billion.  We also had approximately €134 million of costs for energy purchases.  Significant variations in the costs of raw materials affect our financial results.

We continually track the prices of key raw materials through a raw materials index encompassing our top 100 strategic raw materials.  The strategic raw materials index compares the purchase price of the basket of 100 strategic raw materials for each quarter of 2003 with the average quarterly purchase prices for 2002 (set as a base value of 100) at constant volume and exchange rates.  The strategic raw materials index increased nine points from a base of 100 for 2002 and to an average of 109 for 2003.  This increase in the raw materials index corresponds principally to increases in the prices of raw materials linked to crude oil prices.  The main raw materials that affected the price index in 2003 were natural gas, cyclohexane, cumene, butadiene, ammonia, caprolactam and ethylene oxyde.

The principal raw materials shown below together represented approximately €880 million in costs.

Cyclohexane	Phosphoric acid MGA	Nitric acid	Glass fiber
Cumene	Phosphoric acid PWA	Caustic soda
Butadiene	Ethylene oxide	Sulfur
Gas (as raw material)	Phosphorus	Phenol
Rock phosphate	Ammonia	Acetic acid
Caprolactam	Wood pulp	Soda Ash

The graph below sets forth our strategic raw materials price index for our top 100 raw materials for the periods indicated, based on average price in 2002 set at 100.

STRATEGIC RAW MATERIALS INDEX

The index rose in the first two quarters of 2003 but dropped at the beginning of the third quarter and finished clearly above the 2002 average.  This increase in our strategic raw materials index corresponds principally to increases in the prices of raw materials linked to crude oil prices, like cyclohexane, butadiene, caprolactam and ethylene oxyde and partly caused by higher oil prices.  Increases in the strategic raw materials index do not reflect measures taken by the Group to cut purchasing costs, which may decrease our overall raw material costs.  After maintaining an average price above $28 a barrel during the first quarter of 2003, the average Brent reference price dropped to $26 before increasing to an average $29 in the third and fourth quarters of 2003.

Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects our financial statements after a delay of two to three months.  Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and in such case, create negative pressure on margins.  Decreases in the average prices for raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain in margins.  In order to reduce the impact of change in raw materials prices, we seek to procure our major requirements for key raw materials pursuant to medium- or long-term contracts.  See “Item 4.  Information About Rhodia—Raw Materials.”

Changes in Scope of Consolidation

The principal acquisitions, divestitures and other changes in our scope of consolidation during the three years ended December 31, 2003, which are principally due to divestitures, are set forth below.

2003:

In 2003, we divested the following businesses:

•                  Consumer Care & Food:  In July 2003, we sold our polyurethane flame retardants business to Albemarle Corporation.  This business generated net sales of approximately €43 million in 2002.

•                  Industrial Care & Services:  In September 2003, we sold our industrial additives business the Finnish group Kemira.  This business generated net sales of approximately €14 million in 2002.

Aggregate net sales of these businesses in 2003 (from January 1 through their respective dates of sale), 2002 and 2001 were €29 million, €57 million and €58 million, respectively.

2002:

In 2002, we divested the following businesses:

•                  Consumer Care & Food:  In December 2002, we sold our Brewing & Enzymes businesses in France and the United Kingdom to the U.S. company Genencor.  These businesses generated net sales of approximately €17 million in 2001.

•                  Automotive, Electronics & Fibers:  In August 2002, we sold our Kermel subsidiary, which produces technical fibers, by means of a management buy out led by Argos Soditic.  This business generated net sales of approximately €14 million in 2001.

•                  Industrial Care & Services:  In July 2002, we sold our interest in our joint ventures Latexia and Teris, which related to certain paper latex assets and certain hazardous industrial waste treatment assets, respectively.  The paper latex and hazardous industrial waste treatment assets generated net sales of €109 million and €10 million, respectively, in 2001.  In April 2002, we sold our polyvinyl and acetate business and acetic acid derivatives activities to Acetex corporation.  These businesses generated net sales of approximately €6 million in 2001.

•                  Pharmaceuticals & Agrochemicals:  In December 2002, we sold our industrial and commercial activities in Europe related to basic chemicals, which include phenol, soda ash and HCl, to Bain Capital, a private equity firm, while retaining a minority interest of 18.2%.  This business generated net sales of approximately €237 million in 2001.

•                  Other:  In October 2002, we sold our entire 88% interest in Rhodia-Ster to the Italian group Gruppo Mossi & Ghisolfi.  Rhodia-Ster was our last remaining business in the polyester sector, from which we have withdrawn in all other world markets.  This business generated net sales of approximately €337 million in 2001.

Aggregate net sales of these businesses were €772 million in 2000 and €725 million in 2001.  In 2002, net sales of these businesses (from January 1, 2002 through their respective dates of sale) were €556 million.

2001:

In 2001, we divested the following businesses:

•                  Consumer Care & Food:  In April 2001, we sold Albright & Wilson’s (“A&W”) European surfactants business (research, manufacturing and marketing) to Huntsman International LLC.  In June 2001, we sold the Empicryl lubricant additives businesses to Group Degussa AG.  A&W’s European surfactants and Empicryl lubricant additives businesses, which were consolidated from April 2, 2000, recorded net sales of €339 million for the period from April 1, 2000 to December 31, 2000.

Restructuring charges

Restructuring charges (consisting of restructuring and environmental costs and related depreciation and amortization) have had a significant impact on our results of operations over the last three years.  Restructuring charges amounted to €110 million in 2003, consisting of €71 million of restructuring and environmental costs and €39 million of depreciation and amortization charges relating to restructuring.  The principal restructuring and environmental costs related to industrial restructurings, principally at the HPCII enterprise of the Consumer Care and Food Division (€12 million), the Rhodia Chirex business of the Pharmaceuticals and Agrochemicals Division (€4 million), and the Intermediates enterprise of the Pharmaceuticals and Agrochemicals Division and the Eco Services enterprise of the Industrial Care & Services Division at the St. Fons site in France (€6 million).  In addition, productivity plans for service functions at the Group level (Engineering, Finance, Human Resources, etc.) and for Corporate staff accounted for costs of €24 million.

Restructuring charges amounted to €30 million in 2002, consisting principally of €25 million of restructuring and environmental costs concerning the Pharmaceuticals & Agrochemicals Division (with respect to pharmaceutical activities in the United Kingdom) and the Industrial Care & Services (with respect to Eco Services in

Europe), as well as productivity plans at various headquarters sites.  The additional €5 million relates to amortization charges linked to restructuring measures.

Restructuring charges and related goodwill amortization charges amounted to €253 million in 2001.  These charges include restructuring and environmental costs (€163 million in 2001) and the exceptional write-down of assets linked to restructuring measures, which amounted to €90 million (including €25 million for goodwill write-down).

The table below sets forth the restructuring and environmental costs recorded in 2001 by Division as well as related depreciation and amortization and goodwill write-down.

	Restructuring and environmental costs	Restructuring- related depreciation and amortization	Restructuring- related goodwill write-down
	(€ millions)
Consumer Care & Food	(30)	(26)	—
Automotive, Electronics & Fibers	(38)	(12)	—
Industrial Care & Services	(21)	(2)	(5)
Pharmaceuticals & Agrochemicals	(48)	(24)	(20)
Other	(26)	(1)	—

Total	(163)	(65)	(25)

Cash payments related to our restructuring plans amounted to €113 million in 2001, €152 million in 2002 and €93 million in 2003.  For further details on our restructuring plans, see Notes 19(d) and 31(o) to the Consolidated Financial Statements.

We have announced the streamlining and simplification of our activities, which include reorganization plans based on the reduction of the number of enterprises from seventeen to nine, the reduction of corporate structures and costs and the realignment of support functions under a platform of shared services.  We target annual savings of €165 million by 2006 from this reorganization, which could eliminate approximately 1,080 positions, including approximately 580 in France.  As of December 31, 2003, we had not recorded any provision for these restructuring plans because as of the date the Consolidated Financial Statements were prepared:

•                  the number of positions to be eliminated was only a target by function and the precise identification of the number of positions to be eliminated had not yet been completed. As such, we had not determined the costs of these restructuring plans; and

•                  we had not informed affected employees of these restructuring plans. In particular, we had not yet presented the restructuring plans to the employees’ representatives in France in accordance with French labor law.

We expect to record provisions for a substantial portion of these plans in the first half of 2004, as the necessary steps to trigger accounting for such provisions are taken.

Critical Accounting Estimates

Our management continually reviews the accounting estimates used in the preparation of our Consolidated Financial Statements in order to ensure that they are reasonable.  Changes in these estimates could require us to record higher or lower expenses, or could have a favorable or unfavorable impact on our financial condition and cash flows.

We prepare our consolidated financial statements in accordance with French laws and accounting rules, and in particular with those set forth in regulation no. 99-02 issued by the Comité de la Réglementation Comptable (CRC) relating to the consolidated financial statements of commercial enterprises and public companies.  Because we have registered and listed our shares in the United States, we also prepare a reconciliation between accounting principles generally accepted in France (“French GAAP”) and accounting principles generally accepted in the United States (“U.S. GAAP”).  See Note 31 to the Consolidated Financial Statements.

The preparation of our consolidated financial statements requires management to make estimates that may affect the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Our management believes that its accounting estimates are reasonable; however, actual amounts could differ from these estimates because even the best estimates routinely require adjustments.

The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows.  An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•                  The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•                  Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

Management has reviewed the following critical accounting estimates with the Accounts Committee of our Board of Directors, and the Accounts Committee has reviewed our disclosures relating to critical accounting estimates.

Going Concern

Over the last three years, we have recorded:

•                  a net loss of €239 million in 2001, including €163 million in restructuring charges;

•                  net income of €34 million in 2002; and

•                  a net loss of €1,369 million in 2003, including €875 million in impairment charges.

Our total stockholders’ equity declined from €2,603 million at December 31, 2000 to €252 million at December 31, 2003.

Despite our recent difficulties, we believe that the preparation of the Consolidated Financial Statements in accordance with the conventional accounting principles of a going concern is appropriate.  However, the report of our independent auditors on the Consolidated Financial Statements includes an explanatory paragraph describing an uncertainty about our ability to continue as a going concern as a result of concerns set forth in their report.  The consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty.

Considering the amount of cash and cash equivalents and marketable securities available as of December 31, 2003 of €766 million, and the expected proceeds from our asset disposal program and planned share capital increase, we expect that our sources of liquidity will be sufficient to fund our financing needs in 2004.  This assessment is a forward-looking statement that is subject to a number of uncertainties, including in particular those set forth in “Item 3. Key Information—Risk Factors” and to the following:

•                  the cash forecasts prepared by our industrial and commercial operations, which depend on external factors (raw material costs, exchange rate parity and levels of demand); an unfavorable evolution of these factors could have a substantial impact on our liquidity, and

•                  receipt of the anticipated proceeds from the disposals of assets and from the capital increase undertaken in accordance with the SCA (as discussed below).  Our management believes that these transactions will likely be completed; however, it is not certain that we will be able to do so within the timeframe or for the amounts indicated.

Goodwill Impairment

For each reporting unit, we annually compare the net book value of the assets and liabilities that are associated with the reporting unit, including goodwill, with the fair value of the reporting unit.  The methodology used to determine the reporting unit’s fair value consists of the development of discounted cash flows, using the following principal assumptions:

•                  Development by management of medium-term plans for five years.

•                  Discounting the net cash flows from these plans for each reporting unit based on our weighted average cost of capital (“WACC”) net of tax, adjusted, if necessary, for the risks associated with each reporting unit.  At December 31, 2003, this rate was 10% (after tax) for Rhodia Pharma Solutions (including Rhodia ChiRex) and 8% for the other reporting units.  In both cases, this rate is 1.5% higher than the rates used in 2002, principally due to the deterioration of our credit risk in 2003.

•                  Determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit.  This terminal value is then discounted using the WACC of each reporting unit.

We update this comparison whenever events or circumstances result in a risk of impairment.

If the fair value of the reporting unit as determined above were not to support the net book value of the reporting unit, an impairment of goodwill would be recorded.

The determination of these impairments is very sensitive to any change in the assumptions.  Disposals of businesses will result in the loss of goodwill related to the businesses sold.  The negotiated sale prices will differ from the net carrying value of the divested assets, such that a disposal may result in an adjustment, up or down, to the stated value of the goodwill.

The valuation methodologies of the reporting units as well as the main assumptions used are described in detail in Note 5 to the Consolidated Financial Statements.

Other Long-Lived Assets

We review the book values of other long-lived assets whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying values.  We compare the net book values of these assets with the undiscounted future cash flows.  When this comparison indicates that adjustments to the carrying values of these assets are required, then accelerated depreciation of these assets is recorded, and the amount recorded is the difference between the net book value and the discounted future cash flows.

Assumptions we make relating to the future cash flows of these assets are subject to change, which may require adjustments of the carrying values of these assets in future periods.

Deferred Tax Assets

In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of our operations.  This process involves estimating the actual current tax expense together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.  The likelihood that the deferred tax assets will be recovered from future taxable income is then assessed and, to the extent that recovery is not likely, a valuation allowance is established.  If a valuation allowance is established or increased in a period, it must be included as an expense within the income tax provision in the statement of operations.

Significant management judgment is required in determining any valuation allowance.  The principal uncertainty relates to the likelihood of future taxable income from the entity that generated the deferred tax asset.  The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.  In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the valuation allowance may need to be adjusted, which could materially impact our consolidated financial position and results of operations.  At December 31, 2003, our total deferred tax assets amounted to €161 million (net of valuation allowances of €557 million) and total deferred tax liabilities amounted to €138 million.  See Note 24 to the Consolidated Financial Statements.

Pensions, retirement and other post-employment obligations

We account for commitments with respect to pensions, retirement and other post-employment obligations based on projected career-end salaries using a number of actuarial assumptions.  These assumptions vary from country to country and include the following:

•                  Discount rates (based on current interest rates) ranging from 5% to 6%;

•                  Expected long-term rates of return on invested plan assets (based on historical experience and current and projected market conditions) ranging from 8% to 8.5%; and

•                  Rates of increase in compensation levels, which vary from country to country.

When these commitments are not fully or partially covered by retirement funds, reserves are established on the balance sheet, deducting actuarial differences.  If actual results, in particular discount rates and/or rates of return on plan assets, were to differ from these estimates, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be favorably or unfavorably impacted.

Unrecognized actuarial gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

Provisions for environmental liabilities

We recognize losses and accrue liabilities relating to environmental matters on a case-by-case basis when information indicates that the event of loss is probable and can reasonably be estimated.  Our estimates are based on an assessment of many factors, including the amount of remediation costs, the timing and extent of remediation actions required by the applicable governmental authorities, and the amount of our liability after considering the liability and financial resources of other potentially responsible parties.

As of December 31, 2003, our accrued liabilities for probable future remediation expenses amounted to €148 million.  Based on current information, provisions established for environmental matters and amounts to be received from Aventis as settlement of its environmental indemnification obligations, we do not believe that environmental compliance and remediation requirements will have a material adverse effect on our business, financial condition or results of operations.  See Note 25(a) to the Consolidated Financial Statements and “Item 7.  Major Stockholders and Related Party Transactions—Agreements with Aventis.”  Future events, such as changes in existing laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, however, could cause us to incur significant additional costs and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

We believe that environmental matters are difficult to assess for numerous reasons, including the discovery of new contamination, discovery of new information and scarcity of reliable information pertaining to certain sites, improvements in technology, changes in the scope, enforcement or interpretation of environmental laws and regulations, numerous possible remedial techniques and solutions, difficulty in assessing the involvement of and the financial capability of other potentially responsible parties and the extended time periods over which remediation occurs. Changes in estimates on which these accruals are based may result in higher or lower costs.

Changes in Accounting Principles and Presentation

2003

Change in accounting principle.  We made a change in accounting principles as of January 1, 2003 based on recommendation no 2003-R.01 issued by the Conseil National de la Comptabilité (National Council on Accounting, or CNC) on April 1, 2003.  The recommendation states that benefits paid to employees during active employment are excluded from the scope of accounting standards relating to employee retirement benefit obligations.  Consequently, benefits paid to employees for long-term service are not accounted for in accordance with accounting standards relating to employee retirement benefit obligations but are accounted for in accordance with Regulation no 2000-06, which defines how companies account for liabilities and which requires the accrual of the accumulated long-term service benefit obligations at each balance sheet date.  Since this is a change in accounting principles, an adjustment of €48 million, net of tax, was recorded to Stockholders’ equity as of January 1, 2003, reflecting the additional provision required to accrue amounts earned by employees through that date.

Change in the presentation of the consolidated balance sheet.  As a result of our New York Stock Exchange listing and SEC registration, we had, until December 31, 2002, chosen to apply in the presentation of our consolidated balance sheet, the provisions of FAS 87 that relate to pension obligations.  This standard required us to record as a liability the excess of accumulated benefit obligations (calculated based on the present value of current salaries and wages) over the related plan assets and to record an equivalent amount as an intangible asset.  In order to comply with recommendation no 2003-R.01 issued by the CNC on April 1, 2003, which applies to the accounting for retirement obligations, we did not record this obligation and the related intangible asset as of December 31, 2003.  In addition, we adjusted our consolidated balance sheet as of December 31, 2002 and 2001 to remove this obligation and the related intangible asset in order to reflect comparable information to the December 31, 2003 presentation.  The impact on the December 31, 2002 and 2001 consolidated balance sheets was the removal of the obligation and related intangible asset amounting to €270 million and €231 million, respectively.

Change in the presentation of the consolidated statement of operations.  Shipping and handling fees and costs were reclassified from “Administrative and selling expenses” to “Production costs and expenses.”  €355 million and €375 million for 2002 and 2001, respectively, were reclassified to conform to the 2003 presentation.

2002

In accordance with Rule No. 99-02, issued by the French accounting authorities (Comité de la Réglementation Comptable), we modified our accounting classification under French GAAP with respect to the classification of amortization of goodwill, the classification of income tax provision, for affiliated companies and the balance sheet presentation of the negative equity of affiliated companies.  Certain items on our consolidated financial statements for the year ended December 31, 2001 were therefore restated to reflect the new policy.

Goodwill.  Under the policy, we reclassified our accounting for the amortization of goodwill.  In previous periods, amortization of goodwill was included as an operating expense in Depreciation and amortization.  Under the new policy, amortization of goodwill has been reclassified below Operating income in accordance with Rule No.  99-02.  Accordingly, Operating income for 2001 reflects a reclassification of €75 million.

Goodwill and Other intangible assets are now shown separately on our balance sheet.  Certain intangible assets that were previously recorded as Deferred charges and other assets have been reclassified to Other intangible assets.  The amounts reclassified were for an amount of €52 million at December 31, 2001.

Income tax provision for affiliated companies.  Under the new policy, we also reclassified our accounting for income tax provisions for affiliated companies.  In previous periods, income tax provisions for affiliated companies was classified under Income taxes.  Under the new accounting policy, income tax provisions for affiliated companies is classified under Equity in earnings/(losses) of affiliated companies.  Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 reflects a reclassification of €(8) million.

Affiliated companies with a negative equity.  The negative equity of affiliated companies previously recorded as a reduction under Investments accounted for by the equity method on the Balance sheet was reclassified to Other long-term liabilities.  The amount reclassified was €54 million at December 31, 2001.

Adoption of International Accounting Standards (IFRS)

European Regulation n° 1606/2002 of July 19, 2002, requires companies listed on European stock exchanges to apply International Financial Reporting Standards in preparing their consolidated financial statements as from January 1, 2005.  The adoption of these standards requires companies to publish one year of comparative figures.  This makes the IAS/IFRS transition date January 1, 2004, the date as of which a restated balance sheet will need to be created.  We are currently conducting detailed analyses of each standard in order to assess its effects during the transition year.  We believe that three standards in particular may have an impact on our consolidated financial statements, although we have not yet quantified this impact:

•                  Employee Benefits (IAS 19).  Two options of measurement of employee benefit liabilities are proposed at the date of adoption of the standard.  We may either measure these commitments according to this standard as of January 1, 2005 or measure them according to this standard as from the beginning of each retirement benefit plan.  Under the first option, the unfunded liabilities are provisioned in full in the first year of application, whereas under the second option they are amortized (as under currently applicable accounting principles).  We have not yet completed our analysis in order to decide which option to elect.  The first option would have as a consequence significant reduction of stockholders’ equity in the first year of application.  In order to elect the second option, we must determine the feasibility of making a retrospective measurement in accordance with IAS 19, which would be difficult to undertake.

•                  Intangible Assets (IAS 38).  This standard requires the capitalization of research and development costs as an intangible asset and the subsequent amortization over its useful life if certain conditions exist.  Currently, under French GAAP, these costs are expensed as incurred.  We are currently developing information systems to permit the separation of research and development costs that meet the criteria for capitalization versus research and development costs that must be expensed.  We have not yet completed our analysis in order to determine the impact of adopting this standard.

•                  Property, Plant and Equipment (IAS 16).  This standard requires accounting of acquired tangible fixed assets on a component basis and their depreciation according to the individual component’s useful life.  We are currently identifying the tangible assets that would be affected by this standard.  We already apply this standard for major maintenance projects.  A technical study identifying the tangible asset components within our computer data is underway.  We do not yet have data that allow us to measure the effect upon adoption of this standard.

We do not anticipate that the application of any other proposed standards will have a significant impact on our consolidated financial statements.  Nevertheless, a complete and detailed review of these new standards is still underway and will only be completed during the course of 2004.

Future Modification of Standards

As of January 1, 2004, we will be required to consolidate special purpose entities used for our securitization programs and sales of accounts receivable in order to comply with the French Financial Security law of August 1, 2003.  See Note 1(r) to the Consolidated Financial Statements.

Consolidated Operating Results for 2001, 2002 and 2003

The table below sets forth an analysis of our operating income for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001(1)	2002(1)	2003
	(€ millions)
Net sales	7,279	6,617	5,453
Production costs and expenses	(5,541)	(4,844)	(4,218)
Administrative and selling expenses	(745)	(749)	(612)
Research and development expenses	(197)	(201)	(187)
Restructuring and environmental costs	(163)	(25)	(71)
Depreciation and amortization	(542)	(447)	(524)
Operating income	91	351	(159)

(1)               As discussed above under “Changes in Accounting Principles and Presentation,” results for 2001 have been restated to reclassify amortization of goodwill as a non-operating expense.

Consolidated Operating Results in 2003 vs. 2002

Net sales

Net sales declined 17.6% from €6,617 million in 2002 to €5,453 million in 2003.  This decline reflects a number of factors:  negative impacts of 8.8% from changes in our scope of consolidation (as summarized above), 7.8% from changes in exchange rates, and 1% from a decrease in sales volumes.  Changes in average selling prices did not affect net sales.

The table below sets forth our estimates of the effect of changes in scope of consolidation, exchange rates, price and volume on our consolidated net sales by Division for the years ended December 31, 2002 and 2003.  The method of calculating these estimates is described under “Presentation of Financial and Other Information.”

	2002 Historical Net sales	Scope of consolida- tion	Exchange rates	Volume	Price	2003 Historical Net Sales
	(in millions of euro, except for percentages)
Consumer Care & Food(1)	€2,325	+0.4%	-10.7%	+2.0%	-1.8%	€2,092
Automotive, Electronics & Fibers(1)	1,502	-0.8%	-5.3%	-1.2%	-0.5%	1,386
Industrial Care & Services(1)	1,483	-7.5%	-7.9%	+1.4%	+2.4%	1,310
Pharmaceuticals and Agrochemicals(1)	1,213	-20.7%	-6.8%	-7.3%	+0.8%	800
Other(2)	94	—	—	—	—	(135)
Total net sales	€6,617	-8.8%	-7.8%	-1.0%	—	€5,453

(1)               Before eliminating inter-division revenues.

(2)               After eliminating inter-division revenues, sales by our other businesses, including principally Rhodia-Ster, and commercial resales made on behalf of non-Group companies.  Rhodia-Ster’s sales are not included in our operating results for 2003 because it was sold in October 2002.

The tables below set forth consolidated net sales and the contributions by Division and geographic region for the years ended December 31, 2002 and 2003.

	December 31,
	2002	2003
	(in millions of euros, except percentages)
Consolidated Net Sales and Contribution by Division
Sales	6,617	5,453
Contribution by Division:
Consumer Care & Food	34%	38%
Automotive, Electronics & Fibers	22%	24%
Industrial Care & Services	22%	23%
Pharmaceuticals and Agrochemicals	17%	13%
Others(1)	5%	2%
Total	100%	100%

(1)               Includes our other businesses, sales on behalf of non-group companies and inter-division sales.

	December 31,
	2002	2003
Contribution to Net Sales by Geographic Region (1)
France	10%	10%
Europe (excluding France)	39%	38%
North America	22%	24%
South America	15%	12%
Rest of the world	14%	16%
Total	100%	100%

(1)               By destination and without taking into account inter-division sales.

Consumer Care & Food

Consumer Care & Food net sales decreased by 10.0% to €2,092 million in 2003 from €2,325 million in 2002.  Changes in exchange rates and lower average selling prices had negative impacts of 10.7% and 1.8%, respectively, on net sales of this Division, while higher sales volumes and changes in scope of consolidation had positive impacts of 2% and 0.4%, respectively, on net sales of this Division.

Due to the importance of the phosphate technology products to the Specialty Phosphates and Food Ingredients enterprises, which are sold principally in the U.S. market, net sales of all businesses within the Consumer Care & Food Division were negatively affected by the decrease in value of the U.S. dollar against the euro.  Moreover, all of the consumer markets underlying the businesses of the Division, with the exception of the Asian markets, experienced weak demand as a result of general economic conditions.

All products using the phosphate technology (mainly sold in the North American markets and used in sodium tripolyphosphate (STPP) in Europe) suffered from an increasingly competitive environment.  Increased competition in the United States was principally due to substantial downward price pressure exerted by one of our main competitors.  Because this competitor has since filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, we expect a return to normal pricing conditions.  The combination of these circumstances resulted in a relative decline in sales volume and average selling prices in these business segments.

The overall increase in sales volume in the Division resulted both from the new Acetow production line, which began operating at full capacity in the spring of 2003, as well as the resistance of the Food Culture activities to difficult market conditions (persistent weak demand and a strong downward pressure on prices).  Finally, sales volume generated by the Phosphorous & Performance Derivatives enterprise also increased despite the divestment of the flame retardant products business.

The positive impact of changes in the scope of consolidation is related to the integration (following an internal reorganization) of the water treatment activities within the Phosphate & Performance Derivatives enterprise.  This internal transfer partially offset the divestment of the brewing and enzyme activities in December 2002 and the flame retardant products business in July 2003.

Automotive, Electronics & Fibers

Automotive, Electronics & Fibers net sales decreased 7.7% from €1,502 million in 2002 to €1,386 million in 2003.  Changes in the scope of consolidation and changes in exchange rates had negative impacts of 0.8% and 5.3%, respectively, while lower volumes and lower average selling prices had negative impacts of 1.2% and 0.5%, respectively.

The decrease in sales volumes and average selling prices was mainly due to a deterioration in market conditions for businesses related to the polyamide chain.  For the third consecutive year, demand decreased in the fibers and textiles markets.  In particular, demand declined in the third quarter of fiscal 2003 in the majority of our downstream markets (technical fibers, textile yarns and engineering plastics) due not only to the difficult macroeconomic environment, but also to the fact that our clients used the business slowdown during the third quarter to reduce their overall inventory levels in accordance with normal business practice.  In this depressed market, sales of the Engineering Plastics enterprise declined despite its marketing and sales initiatives.  Sales in the

Textile Yarns and Technical Fibers & Industrial Yarns enterprises continued to be adversely affected by competitive pressure (especially from Asian competitors) in a depressed market.  Despite the difficult situation in consumer markets, sales of automotive products increased sharply as a result of innovations and developments by the main players in the market over the last several years; this increase offset a significant part of the decline in sales volume in electronics and consumer products.  The weak sales volume of the Polyamide Intermediates & Polymers enterprise, particularly during the third quarter of 2003, due to market conditions, was partially offset by an increase in sales volume in the fourth quarter.  Nevertheless, the depreciation of the value of the U.S. dollar against the euro had a particularly significant impact on selling prices in the Polyamide Intermediates & Polymers enterprise and sales therefore declined despite the slight increase in volumes at year end.  The sales volumes of the Electronics & Catalysis enterprise increased due to growth in its rare earths activities.  These activities focus on automotive pollution control (Eolys®) and benefited from the development of lutetium in specialty electronics products.

Industrial Care & Services

Industrial Care & Services net sales decreased 11.7% from €1,483 million in 2002 to €1,310 million in 2003.  Changes in the scope of consolidation and in exchange rates had negative impacts of 7.5% and 7.9%, respectively, while volume growth and increases in average selling prices had positive impacts of 1.4% and 2.4%, respectively.

Growth in sales volume for the Division was mainly due to growth in volumes in the Rhodia Silica Systems and Eco-Services enterprises.  Rhodia Silica Systems pursued growth in its key markets, particularly tires.  This growth was tempered by pricing pressure linked to a policy of promotional discounts to respond to the growing supply.  Eco-Services saw its volumes grow mostly as a result of the increase in demand for sulfuric acid regeneration, and this volume growth offset (at the enterprise level) the negative impact of exchange rate fluctuations.  These increases in volume were partially offset by lower volumes in the PPMC enterprise due to the solvents business in Brazil, weak demand for Decorating and Coating Additives in Germany, one of the three largest markets for PPMC, as well as a return to normal competitive market conditions for the solvents business in Brazil after an exceptional year in 2002.

The increase in selling prices for the Division was due mainly to Eco-Services, in particular due to its long-term contracts, the majority of which are indexed and, to a lesser extent, PPMC, through the increase in indexed prices in its Brazilian solvents business.  Nevertheless, the benefit of these increases in average selling prices by these enterprises was reduced by the negative impact of the decline in average selling prices in the Silicone enterprise.  Silicones continued to be negatively affected by difficult market conditions, marked by a persistent weakness in demand and strong downward pricing pressure resulting from excess supply due to significant over-capacity in Europe.

Pharmaceuticals & Agrochemicals

Pharmaceuticals & Agrochemicals net sales declined 34.1% from €1,213 million in 2002 to €800 million in 2003.  This decline is attributable in part to a 20.7% negative impact related to changes in scope of consolidation, resulting from the disposal of the European phenol, hydrochloric acid and soda ash businesses in December 2002.  Changes in exchange rates and lower sales volumes had negative impact of 6.8% and 7.3%, respectively, while average selling price increases, mainly in the Intermediates enterprise in Brazil, had a positive impact of 0.8%.

The pharmaceuticals industry experienced a low number of approvals from the U.S. Food and Drug Administration for the commercial launch of drugs following the adoption of a much more conservative approach on the part of the regulatory authorities.  The significant reduction in volumes for Rhodia Pharma Solutions, which largely contributed to the decrease in volumes for the entire Division, was in large part due to delays in new drug launches by pharmaceutical companies with which we have signed manufacturing contracts.  Nevertheless, our new organizational structure implemented at the beginning of 2003 enabled us to enlarge our client base and should position us to benefit from a potential recovery of growth in the medium-term, particularly in the segments related to the Custom Manufacturing business of Rhodia Pharma Solutions.

Most of the markets of the Perfumery, Performance & Agrochemicals enterprise were adversely affected by weak demand and downward pricing pressure resulting from structural changes related to competition from China for agrochemical intermediates (and also for aspirin and paracetamol produced by Rhodia Pharma Solutions) and by a significantly unfavorable impact from currency fluctuations on exports denominated in U.S. dollars.  The unfavorable conversion rate affected all businesses of the Division and varied according to their relative exposure to currency risks.  The Rhodia Pharma Solutions and Perfumery, Performance & Agrochemicals enterprises are exposed to the U.S. dollar, while the Intermediates enterprise is exposed to both the U.S. dollar and the Brazilian real.  The Intermediates enterprise’s activities recorded an increase in prices in Brazil, where it has significant local market share and benefits from contracts indexed to the price of raw materials, which themselves increased.

Other

The “Other” Division includes our sales by other businesses: commercial resales made on behalf of non-Group companies and elimination of interdivision revenues.  The €229 million decrease during fiscal 2003 from €94 million in 2002 was due mostly to the disposal of Rhodia-Ster in 2002.

Operating expenses

The table below sets forth financial data relating to our operating expenses in 2002 and 2003.

	2002	2003
	(in millions of euros)

Production costs and expenses	4,844	4,218
Selling and administrative expenses	749	612
Research and development expenses	201	187
Depreciation and amortization	447	524
Restructuring charges and environmental costs	25	71
Total operating expenses	6,266	5,612

Production Costs and Expenses

Production costs and expenses declined 12.9% to €4,218 million in 2003, compared to €4,844 million in 2002.  Changes in scope of consolidation accounted for 9% of this decline and changes in exchange rates accounted for 8%.  Increases in crude oil, raw material and energy costs accounted for a 3.7% increase in production costs and expenses.  Other costs remained generally stable.

Selling and Administrative Expenses

Selling and administrative expenses declined by 18.3% from €749 million in 2002 to €612 million in 2003.  Changes in scope of consolidation contributed 5% to this decline, while changes in exchange rates and cost reduction action plans contributed 7% and 6%, respectively.

Research and Development Expenses

Research and development expenses declined 7% to €187 million (or 3.4% of sales) in 2003, compared to €201 million (or 3.0% of sales) in 2002.  Changes in scope of consolidation contributed 2% to this decline and changes in exchange rates contributed 4%.  More selective use of funds on fewer research and development projects resulted in an additional 1% decrease.

Depreciation and amortization

Depreciation and amortization increased by 17.2% to €524 million in 2003 from €447 million in 2002.  In 2003, we recorded tangible and intangible asset impairment (excluding goodwill) of  €136 million, of which €109 million is due to the reevaluation of the carrying value of our tangible and other intangible assets conducted in the fourth quarter of 2003, as described above.  The impairment we recorded includes €81 million relating to the Consumer Care & Food Division, essentially due to the impairment of assets of the Phosphates business (including €66 million relating to Albright & Wilson); €51 million relating to the Pharmaceuticals & Agrochemicals Division, essentially due to the impairment of certain assets of the Rhodia Pharma Solutions enterprise (including €31 million relating to Rhodia ChiRex); €4 million relating to the Automotive, Electronics & Fibers Division; and €1 million relating to the Industrial Care & Services Division.  Changes in the scope of consolidation and changes in exchange rates had negative impacts of 10% and 7%, respectively, on our depreciation and amortization expense.

Restructuring charges and environmental costs

Restructuring and environmental costs increased from €25 million in 2002 to €71 million in 2003, principally due to the effects of new restructuring programs implemented in 2003.  Restructuring costs in the Consumer Care & Food Division increased to €21 million in 2003 from €3 million in 2002.  This increase relates principally to the restructuring of the HPCII enterprise, due mainly to the closure of a site in Rouen, France (STPP production).  Restructuring costs in the Automotive, Electronics & Fibers Division increased to €7 million in 2003, from €1 million in 2002.  This increase is due principally to the implementation of progressive pre-retirement plans and productivity plans at the Division level.  Restructuring costs in the Industrial Care & Services Division were €12 million in 2003 compared with €13 million in 2002.  These costs were principally related to the restructuring of the Sulfuric business and the Silicones enterprise.  Restructuring costs in the Pharmaceuticals & Agrochemicals Division remained stable at €8 million in 2003 and were principally related to the continued restructuring of the Rhodia Pharma Solutions enterprise.  Other restructuring costs, principally related to rationalizing service functions, amounted to €23 million in 2003 compared to €1 million in 2002.  Environmental costs remained stable.

Operating Income/(Loss)

We reported an operating loss of  €159 million in 2003 compared to operating income of  €351 million in 2002.  This decline was due principally to €136 million of accelerated depreciation of tangible and intangible assets and €17 million of depreciation of other assets.  Our operating income was also negatively affected by an increase in raw material prices (€178 million), in particular petrochemical products, changes in the scope of consolidation (€59 million), a decline in overall demand (€53 million) and by selling prices that remained relatively stable (decline of €1.5 million).  The negative effect of exchange rate fluctuations (€42 million), particularly the increase in value of the euro against the U.S. dollar and Brazilian real, also affected our operating income.  These negative factors were partially offset by a reduction in fixed costs, which had a positive effect of €24 million.  The strategic raw materials index increased, reaching an average of 109 in 2003 compared with a base of 100 in 2002 (and 110 in 2001 compared to this same base of 100 in 2002).

The table below sets forth our operating income by Division for the years ended December 31, 2002 and 2003:

	Operating Income
	2002	2003
	(in millions of euros)
Consumer Care & Food	€209	€36
Automotive, Electronics & Fibers	118	19
Industrial Care & Services	98	43
Pharmaceuticals & Agrochemicals	36	(108)
Other	(110)	(149)
Total	€351	€(159)

The table below sets forth our estimates of the impact of the changes in scope of consolidation and exchange rates on our operating income per Division for the year ended December 31, 2003:

	Impact of changes in
	Scope of Consolidation	Exchange Rates
	(in millions of euros)
Consumer Care & Food	€13	€(22)
Automotive, Electronics & Fibers	(3)	(7)
Industrial Care & Services	(1)	(15)
Pharmaceuticals & Agrochemicals	(23)	(7)
Other	(19)	9
Total	€(59)	€(42)

Consumer Care & Food

Operating income of the Consumer Care & Food Division declined 83% to €36 million in 2003 compared with €209 million in 2002.  The operating margin (operating income as a percentage of sales) of this Division decreased from 9.0% in 2002 to 1.7% in 2003.

This decline is attributable in part to €81 million of accelerated depreciation of tangible and intangible assets resulting from the asset impairment tests described above, as well as €6 million in other asset depreciations.  The decline is also attributable to changes in the scope of consolidation (€13 million), increases in the cost of raw materials (€36 million), changes in exchange rates (€22 million) and a decline in average selling prices (€39 million).  Furthermore, restructuring charges within the Consumer Care & Food Division increased by €18 million.  These negative effects were partially offset by the effect of increased sales volumes (€24 million) and lower fixed costs (€16 million).

Operating income of the Consumer Care & Food Division is sensitive to changes in raw materials prices (in particular, sulfur, which it uses in its phosphates activities) and in energy costs.  In the second quarter of 2003, the cost of raw materials increased considerably due in part to a decrease in supply as a result of geopolitical events including the situation in Iraq.  Raw materials prices were also affected by structural growth of demand in China.  Efforts implemented to pass on the increased costs to end customers have not yet compensated the increased raw material cost due to deteriorating competitive conditions in 2003.

Furthermore, the depreciation of the U.S. dollar against the euro had a negative impact on average selling prices, in particular for the Acetow business, the majority of whose sales are U.S. dollar denominated.  Growth in Acetow sales volume and in our phosphorous activities did not offset these negative factors.  During the second half of 2003, demand in downstream consumer markets (cosmetics market in North America and STPP in Europe) decreased significantly.  In an effort to improve competitiveness, in particular of the European STPP sites of the HPCII enterprise, the enterprises managing the Division’s phosphate technology modified their product lines to include products with lower margins.  In addition, the businesses of the Division implemented productivity programs that translated into a €16 million reduction in fixed costs.

The negative impact of higher raw material costs on the Phosphorus & Performance Derivatives enterprise, while present during the first two quarters of 2003, was especially pronounced in the third and fourth quarters of 2003 due to the increase in raw materials costs in China, a phosphorus producing region.  We now consider this increase in raw materials costs to be structural, and its impact on the production costs of certain of our product lines is thus expected to continue.

Automotive, Electronics & Fibers

Operating income of the Automotive, Electronics & Fibers Division decreased 84% to €19 million in 2003 compared with €118 million in 2002.  The Division’s operating margin decreased from 7.9% in 2002 to 1.4% in 2003.  These decreases are attributable to changes in the scope of consolidation (€3 million), changes in exchange rates (€7 million), an increase in raw materials prices (€36 million), lower sales volumes (€36 million), and lower average selling prices (€7 million).  In addition, restructuring charges within the Automotive, Electronics & Fibers Division increased by €6 million.

Raw materials price increases, which most significantly affected the Polyamide Intermediates enterprise, are mainly due to our dependence on petrochemical raw materials (butadiene and cyclohexane), the prices of which reached high levels during the third quarter of 2003.  Our efforts to pass on increased selling prices to customers were not sufficient to offset the higher raw materials prices.  Furthermore, the depreciation of the U.S. dollar against the euro had a negative impact on our average selling prices, which affected the Division as a whole and in particular the Polyamide Intermediates & Polymers enterprise. This enterprise was particularly affected because its production base is located in Europe while it exports its products to regions where sales are denominated primarily U.S. dollars.

Industrial Care & Services

Operating income of the Industrial Care & Services Division declined 55% to €43 million in 2003 compared with €98 million in 2002 and operating margin fell to 3.3% in 2003 from 6.6% in 2002.  This decline was due to an increase in the price of raw materials (€68 million) and the negative impact of changes in exchange rates (€15 million), partially offset by higher average selling prices (€32 million).  Changes in the scope of consolidation had a negative impact of €1 million.

Our Performance Products for Multifunctional Coatings (PPMC) enterprise was especially hard hit by higher raw material prices (€35 million), particularly in Brazil, where our solvents business is located, and by a decline in sales volumes (€2 million).  These negative factors were only partially offset by higher average selling prices (€22 million), due particularly to an increase of indexed selling prices by our Brazilian solvents business.

The Silicones enterprise continued to suffer from oversupply and highly competitive pricing.  Average selling prices in this sector declined by €15 million, only marginally offset by an increase in sales volumes (€3 million).  Raw materials prices increased by €7 million, due primarily to methanol and platinum price increases, which we could not pass on in our selling prices.  Eco Services was able to pass along some of the increase in raw material prices, particularly by increasing prices through the indexation to sulfur and gas prices (€21 million), resulting in stable operating income for Eco Services.  Rhodia Silica Systems suffered from an increase in raw material and energy prices (€5 million) but was not able to increase selling prices proportionately.  The increase in sales volume (€5 million) and higher average selling prices (€1 million) helped Rhodia Silica Systems mitigate the negative impact of higher raw material prices.

Pharmaceuticals & Agrochemicals

The Pharmaceuticals & Agrochemicals Division incurred an operating loss of €108 million in 2003 compared to operating income of €36 million in 2002.  Operating margin amounted to negative 13.5% in 2003, compared to positive operating margin of 3% in 2002.  This decline is due in part to accelerated depreciation of tangible assets of €51 million, as well as changes in the scope of consolidation (€23 million), changes in exchange rates (€7 million), the increase in raw material prices (€30 million), primarily energy costs and European phenol prices, and lower sales volumes (€53 million).  These adverse conditions were only partially offset by an increase in average selling prices (€9 million) and a decline in fixed costs (€13 million).

Most of the Division’s markets were affected by structural changes arising from increased competition from Asia, especially for aspirin, paracetamol and agrochemical intermediates.  The decline in sales volumes is attributable largely to delayed drug launches resulting from a new, more conservative approach by the U.S. Food and Drug Administration, which explains the major portion of losses for Rhodia Pharma Solutions in the pharmaceutical market.  The negative effect of changes in exchange rates principally affected the Perfumery, Performance & Agrochemicals enterprise, which faced strong competition in U.S. dollar-based markets.  This impact was partially offset by an increase in average selling prices, due primarily to the sale of intermediates businesses including phenol (indexed against benzene), and a drop in fixed costs due to the restructuring initiated in 2002 at Rhodia Pharma Solutions sites in the United Kingdom and in the United States sites and the French sites of the Perfumery, Performance & Agrochemicals enterprise.

Other Activities

Our operating losses from other activities increased to €149 million in 2003 from €110 million in 2002.  Other activities consist primarily of corporate charges, including centralized research and development costs that are considered “long-term” and thus not allocated to specific Divisions, and sale and leaseback transactions.  Changes in the scope of consolidation had a negative impact of €19 million (primarily due to the disposal of the Rhodia-Ster business) while changes in exchange rates had a positive effect of €9 million, and the acceleration of the restructuring plan relating to our Group’s support and administrative functions and our Executive Committee had a negative impact of €22 million.

Financial expense — Net

Financial expense—net increased to €250 million in 2003 compared to €123 million in 2002.  This substantial increase is primarily due to our €1 billion high yield bond offering, as well as a €68 million provision corresponding to the make-whole payment due under the 2002 U.S. Private Placement of approximately $84 million.  The average cost of our debt (the ratio of net financial expense to average debt, excluding the above-referenced make-whole payment) increased from 5.2% in 2002 to 7.7% in 2003.

Other income/(expense) — Net

Other income/(expense)—net represented a net expense of €98 million in 2003 compared with a net expense of €72 million in 2002.  In 2003, we reported a net loss of €31 million from asset disposals due primarily to an adjustment in the sale price of Rhodia-Ster in 2002 (€13 million) and the sale of Teris LLC (€7 million) compared to a net loss of €34 million during 2002.  Losses from financial assets were €12 million in 2002 and €30 million in 2003 and resulted primarily in 2003 from the debt forgiveness related to the previously divested polyester business.  In addition, we recorded a provision of €16 million for a settlement agreement entered into by one of our subsidiaries on January 14, 2004.  Under the terms of the settlement agreement, our subsidiary acknowledged the violation of certain waste treatment provisions of the U.S. Federal Resource Conservation and Recovery Act at its former phosphorus manufacturing plant in Silver Bow (Montana).  See “Item 8.  Financial Information—Legal Proceedings” for more information relating to this matter.

Income Taxes

During 2003, we recorded a tax charge of €160 million compared to €28 million for 2002.  This charge is due primarily to a €193 million write-off of deferred tax assets in accordance with the asset recoverability tests described above, of which €168 million relates to France.  We took this write-off because we determined that the likelihood of recovering the related tax benefits had become insufficient.  Excluding the deferred tax assets write-off our Group’s effective tax rate was 6.5% in 2003, falling from 17.9% in 2002.  See Note 24(b) to the Consolidated Financial Statements.

Equity in earnings (losses) of companies accounted for under the equity method

Equity in earnings (losses) of affiliated companies amounted to a loss of €95 million in 2003 compared to a loss of €38 million in 2002.  Losses attributable to Nylstar were €82 million, due to operating losses, as well as €27 million from accelerated depreciation of assets.  Nylstar's losses were due to the decline in demand, increase in raw material prices, the inability to pass along these increases to end customers and an industrial restructuring plan implemented by Nylstar in response to the persistent difficulties it faced in the textile markets.  We contributed €45 million to Nylstar's share capital in 2003 and an additional €5 million in January 2004.  In addition, we expect that the shareholder loans to Nylstar outstanding as of December 31, 2003 (of which our share is €20 million) will be converted into shares once Nylstar's bank refinancing is completed. This conversion is not expected to have an impact on our income statement. We may be required to provide further financing, including up to  €14.1 million that we have undertaken to provide, subject to certain conditions, in order to ensure Nylstar's continuation as a going concern. Additionally, our share in Butachimie's tax expenses amounted to €4 million.

Amortization of goodwill

Amortization of goodwill increased by €555 million in 2003 to €602 million compared to €47 million in 2002.  This increase is due primarily to exceptional impairment charges of €546 million in 2003 from the asset impairment tests described above and a €20 million charge recorded as impairment resulting from the divestment of our polyurethane flame retardants business in 2003.

Minority interests

Minority interests were €(5) million in 2003 compared to €(9) million in 2002.

Net Loss

Net loss amounted to €1,369 million for 2003, or €7.63 per share.  In 2002, we reported net income of €34 million, or €0.19 per share.  The average number of shares used to calculate the loss per share was 179,309,188 shares in 2003 compared to 178,765,518 shares for 2002.

Consolidated Operating Results in 2002 vs. 2001

The following discussion and analysis relates to our results for the year ended December 31, 2002 compared to those of the year ended December 31, 2001.  We have restated information from 2002 and 2001 as previously published to reflect the reorganization of our internal structure in 2003 from five technology-oriented divisions (Fine Organics, Consumer Specialties, Industrial Specialties, Polyamides and Services and Specialties) to four market-oriented divisions: Consumer Care & Food; Automotive, Electronics & Fibers; Industrial Care & Services; and Pharmaceuticals & Agrochemicals.  In part, this reorganization involved the transfer of businesses from the former Services & Specialties Division within the new organization, primarily the transfer of our Acetow enterprise to our Consumer Care & Food division, our Eco Services enterprise to our Industrial Care & Services Division and our Electronics & Catalysis enterprise to our Automotive, Electronics & Fibers Division.  In addition, our pharmaceutical businesses (previously in the Fine Organics Division) were reorganized within a new division, Pharmaceuticals & Agrochemicals.

Net Sales

The table below sets forth our estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by Division for the years ended December 31, 2001 and 2002.  The method of calculating these estimates is described under “Presentation of Financial and Other Information.”

(€ millions, except percentages)	2001 Historical Net Sales(1)	Scope of Consolidation	Exchange Rates	Volume	Price	2002 Historical Net Sales(1)

Consumer Care & Food	2,618	-4.7%	-3.6%	-2.2%	-0.7%	2,325
Automotive, Electronics & Fibers	1,606	-0.4%	-3.7%	1.8%	-4.2%	1,502
Industrial Care & Services	1,616	-4.4%	-4.4%	2.5%	-1.7%	1,483
Pharmaceuticals & Agrochemicals	1,219	0.5%	-4.7%	3.5%	0.2%	1,213
Other(2)	220	-37.6%	-0.8%	2.2%	-22.9%	94

Net sales	7,279	-3.8%	-3.9%	0.8%	-2.2%	6,617

(1)               Before eliminating inter-division revenues.

(2)               After eliminating inter-division revenues, sales by our other businesses, including principally Rhodia-Ster, and commercial resales made on behalf of non-Group companies.  See Note 2 to the Consolidated Financial Statements.

The tables below set forth the consolidated net sales and contribution by Division and contribution to net sales by geographic region for the years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001	2002
	(€ millions, except percentages)
Consolidated Net Sales and Contribution by Division
Net sales	7,279	6,617
Contribution by Division:
Consumer Care & Food	36%	35%
Automotive, Electronics & Fibers	22%	23%
Industrial Care & Services	22%	22%
Pharmaceuticals & Agrochemicals	17%	18%
Other(1)	3%	2%
Total	100%	100%

(1)               Includes our other businesses, sales on behalf of non-group companies and inter-division revenues.

	Year ended December 31,
	2001	2002
Contribution to Net Sales by Geographic Region(1)
France	11%	10%
Europe (excluding France)	38%	39%
North America	22%	22%
Latin America	16%	15%
Asia/Pacific/Africa	13%	14%
Total	100%	100%

(1)               By destination.

Net sales declined by 9.1% to €6,617 million in 2002 from €7,279 million in 2001 reflecting a 3.8% negative impact from changes in the scope of consolidation, a 3.9% negative impact from changes in exchange rate, a 2.2% negative impact from lower average selling prices partially offset by a 0.8% benefit from higher volumes.  Changes in the scope of consolidation corresponded essentially to the divestment of non-strategic assets in 2001 and 2002.

The main changes, in declining order of importance, were:

•                       in 2002, the divestment of Rhodia-Ster, Latexia, Teris and Kermel and the consolidation of the Hengchang phosphorus derivatives business in China.

•                       in 2001, the divestment of Albright & Wilson’s surfactants business, the Empicryl business and the Metal Organics business.

The negative impact from changes in exchange rates included 1.6% related to the U.S. dollar and 1.9% related to the Brazilian real.  Polyamide prices were weakened by the continued depressed state of the textile market.  Industrial Care & Services, Eco Services enterprise’s prices in the United States are linked to gas prices, which declined in 2002.  All Divisions reported higher volumes, with the exception of Consumer Care & Food, which focused on building sales of higher margin products.

Consumer Care & Food

Consumer Care & Food net sales decreased by 11.2% to €2,325 million in 2002 from €2,618 million in 2001.  This decrease includes a 4.7% negative impact from changes in the scope of consolidation, a negative impact of 3.6% from changes in exchange rates, a negative impact of 2.2% due to a decrease in volumes and a negative impact of 0.7% due to a decrease in average selling prices.  Changes in the scope of consolidation included principally the divestment in 2001 of Albright & Wilson European surfactants business and the Empicryl lubricant additives businesses and the consolidation in 2002 of new businesses in China.  All of the Division’s businesses were adversely affected by the weaker U.S. dollar, which reduced their net sales in the same proportions.  Phosphorus & Performance Derivatives volumes rose sharply during the year, especially in Asia.  Volumes declined, however, across all other Consumer Care & Food enterprises, due principally to their increased focus on selling higher margin products.  This was the case, in particular, for the Cosmetics & Detergents business.  Acetow sales slightly declined to €447 million from €455 million in 2001.  This decrease is due principally to the impact of exchange rates, partially offset by growth in Russia, China and Brazil.

Automotive, Electronics & Fibers

Automotive, Electronics & Fibers net sales declined by 6.5% to €1,502 million in 2002 from €1,606 million in 2001.  This decline reflects a 3.7% negative effect attributable to changes in exchange rates (mainly the decrease in the value of the Brazilian real), a 0.4% negative impact from changes in scope of consolidation (corresponding to the August 2002 divestiture of Kermel), a 4.2% negative impact from lower average prices due principally to increased competitive pressure in a depressed market, partially offset by a 1.8% positive impact from higher volumes.  The Division’s net sales started to improve in the second quarter, led by the action plans launched in late 2001.  Sales and marketing initiatives contributed to an increase in volumes, especially for engineering plastics and polyamide intermediates, despite a persistently difficult business environment.  In particular, the absence of any improvement in the textile market weakened intermediates sales by the Division’s Brazilian business.  However, higher volumes in other end markets permitted the Division to use the additional capacity of the recent extension of Butachimie’s production facility.

Industrial Care & Services

Industrial Care & Services net sales declined by 8.0% to €1,487 million in 2002 from €1,483 million in 2001.  This decline reflects a 4.4% negative impact from changes in exchange rates, due principally to the weaker Brazilian real and U.S. dollar, a negative impact of 4.4% from changes in scope of consolidation—corresponding to the 2001 divestment of the Metal Organics business and the 2002 divestment of the Commodity Latex business—and a 1.7% decrease attributable to higher average prices, partially offset by a 2.5% benefit from higher volumes.  With the exception of Silicones, all of the Division’s enterprises increased their sales volumes.  Average prices rose in the Silicones and Rhodia Silica Systems enterprises, but were slightly down in the PPMC enterprise.  Eco Services sales decreased by 9.6% to €358 million from €396 million in 2001.  This decline mainly concerned the sulfuric acid regeneration business in the United States and was due to the fact that under the terms of this business’s long-term contracts, reductions in raw material costs are automatically passed on to customers.  A restructuring plan was launched at the end of 2002 to restore the competitiveness of European operations.

Pharmaceuticals & Agrochemicals

Pharmaceuticals & Agrochemicals net sales decreased slightly in 2002 at €1,213 million compared with €1,219 million in 2001.  Changes in scope of consolidation had a 0.5% positive impact, higher volumes a 3.5% positive impact, and higher prices a 0.2% positive impact, while changes in exchange rates had a negative impact of 4.7%.

All enterprises were affected by unfavorable exchange rates to varying degrees, depending on their relative exposure to the U.S. dollar (Rhodia Pharma Solutions, Perfumery, Performance & Agrochemicals and Intermediates) or the U.S. dollar and the Brazilian real (Intermediates).  For the Rhodia Pharma Solutions enterprise, the effect of the weaker U.S. dollar was offset by a favorable currency effect on transactions in pound sterling.

Perfumery, Performance & Agrochemicals experienced a fall-off in volumes caused by increased competition, especially in the United States.  By contrast, Intermediates enjoyed higher volumes for the year.  Average Pharmaceuticals & Agrochemicals prices declined slightly, but prices trended upwards in Intermediates and Perfumery, Performance & Agrochemicals.  In the case of phenol-based intermediates, the increase had no impact on margins because prices are indexed to phenol prices.

Other

“Other” includes sales by our other businesses, including principally Rhodia-Ster, commercial resales made on behalf of non-Group companies and elimination of interdivision revenues.  Net sales by our other businesses decreased 59.1% to €90 million in 2002 from €220 million in 2001.  For the nine months ended September 30, 2002, Rhodia-Ster recorded sales of €227 million.  Rhodia-Ster was deconsolidated as of October 1, 2002.

Operating expenses

The table below sets forth financial data relating to our operating expenses for fiscal years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001	2002
	(€ millions)
Production costs and expenses	5,541	4,844
Administrative and selling expenses	745	749
Research and development expenses	197	201
Depreciation and amortization	542	447
Restructuring and environmental costs	163	25

Operating expenses	7,188	6,266

Production costs and expenses

Production costs declined 12.6% to €4,844 million in 2002, compared with €5,541 million in 2001.  Changes in scope of consolidation contributed 4.1% of this decline and changes in exchange rates contributed 3.9% of this decline.  The decline in raw material costs was responsible for an estimated €166 million of this reduction, and the restructuring programs described above were responsible for an estimated €138 million of this reduction.  This decline was partially offset by an estimated €37 million increase in production costs relating to the start-up of a new installation in the Pharmaceuticals & Agrochemicals Division.

Administrative and selling expenses

Administrative and selling expenses increased slightly by 0.5%, from €745 million in 2001 to €749 million in 2002.  Estimated savings generated by the Jump program for reducing fixed costs and the World Class Manufacturing program (the “WCM program”) for optimizing production capacity, both of which were launched in 1998, were offset by inflation and costs of €6 million incurred by the Commercial Excellence and costs of €4 million incurred by e-Business programs.

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

Restructuring and environmental costs

Restructuring and environmental costs decreased from €163 million in 2001 to €25 million in 2002, principally due to the effect of our restructuring program begun in late 2001.  The €25 million in restructuring and environmental costs for 2002 principally concerned the Pharmaceuticals & Agrochemicals Division, €9 million (with respect to restructuring Rhodia Pharma Solutions pharmaceutical activities in the United Kingdom), and the Industrial Care & Services Division, €15 million (with respect to Eco Services in Europe).

Operating income

Operating income rose to €351 million in 2002 from €91 million in 2001.  2001 operating income was reduced by €163 million of restructuring and environmental costs and €65 million of restructuring-related depreciation and amortization.  All Divisions contributed to the improvement of operating income, including lower costs recorded in “Other.”  Consumer Care & Food and Industrial Care & Services were the biggest contributors to the improvement.  In addition, each Division also benefited from lower restructuring-related depreciation and amortization.

Consumer Care & Food

Consumer Care & Food operating income increased 85.0% to €209 million in 2002 from €113 million in 2001.  Operating margin (operating income as a percentage of sales) increased from 4.3% in 2001 to 9.0% in 2002.  The increase primarily reflected the benefits of the restructuring launched at the end of 2001 in the Specialty Phosphates enterprise, as well as the good manufacturing and sales performance of the Phosphorus & Performance Derivatives enterprise.  Cosmetics & Detergents operating income remained stable due to innovation-driven improvements in product offerings.  The Food Ingredients enterprise experienced start-up problems at a new plant in Europe and tougher competition in the United States.  In 2002, the Division’s operating income was reduced by €2.7 million of restructuring and environmental costs.

Automotive, Electronics & Fibers

Automotive, Electronics & Fibers, operating income increased steadily from one quarter to the next, reaching €118 million in 2002 versus €25 million in 2001.  Operating margin increased from 1.6% in 2001 to 7.9% in 2002.  The increase of operating income resulted from indexed contracts on raw materials and cost-cutting initiatives.  The restructuring programs launched at the end of 2001, involving the closure of five plants or production shops, resulted in a reduction in fixed costs of €12 million in 2002, in line with expectations.

Industrial Care & Services

Industrial Care & Services operating income decreased 6.7% to €98 million in 2002 from €105 million in 2001.  Operating margin nonetheless increased from 6.5% in 2001 to 6.6% in 2002, due to higher proportionate income contribution from higher margin enterprises.  In 2002, the Division’s operating income was reduced by €3 million of restructuring and environmental costs.  The PPMC enterprise’s operating income was lifted by increased sales in its core paint and coating markets.  Profitability of our Rhodia Silica Systems enterprise improved, thanks to higher sales volumes in the strategic tire and nutraceuticals markets.  The Silicones enterprise was weak in the second half, while its profitability was also adversely affected by the closure of one of the main plants for debottlenecking.

Pharmaceuticals & Agrochemicals

Pharmaceuticals & Agrochemicals operating income increased to €36 million in 2002 from a loss of €34 million in 2001.  Operating margin increased from (2.8)% in 2001 to 3.0% in 2002.  The increase reflected higher volumes at Rhodia Pharma Solutions, as well as in Intermediates, coupled with lower raw materials costs totaling €12 million.  A restructuring plan was undertaken at Rhodia Pharma Solutions UK in the fourth quarter.  The profitability of the Rhodia Pharma Solutions and Perfumery, Performance & Agrochemicals enterprises improved following the restructuring carried out in 2001 in France and the United States.  The benefits of these measures were partly offset, however, by the effects of volume erosion experienced in increasingly competitive markets.  In 2002, the Division’s operating income was reduced by €8 million of restructuring and environmental costs and €1.3 million of restructuring-related depreciation and amortization.

Since early 2002, Intermediates operating income was weakened by the €37 million in additional costs generated by start-up problems at a plant operated on behalf of another company.  Several adjustments were made to the plant in the first half of 2002, while in the second half of 2002 more far-reaching process changes were made.  The plant was closed in November and December 2002 to allow the adjustment work to be carried out.

Other

Operating loss of our other businesses improved from a loss of €118 million in 2001 to a loss of €110 million in 2002.  Rhodia-Ster was sold in the latter part of 2002 and therefore contributed to consolidated earnings only for the first nine months of the year.  Rhodia-Ster’s contribution to operating income for the period amounted to €19 million, representing 8.2% of Rhodia-Ster’s sales for the period compared with 16.0% for the full twelve months of 2001.  The lower margin reflects the gradual deterioration of the South American polyester market during the course of the year.  The costs of corporate functions continued to decline in 2002, amounting to a total of nearly €116 million as compared to €162 million in 2001 when significant restructuring costs were booked.

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

Other income/(expense)—Net

Other income/(expense)—net represented a net expense of €72 million in 2002, versus €108 million in 2001.  The year-on-year improvement, which is analyzed in Note 23 to the Consolidated Financial Statements, mainly reflects the fact that the 2001 amount includes two items totaling €50 million, the first related to the closing of a site in Brazil and the second related to an arbitration proceeding in China.  In addition, a net gain on foreign currency of €14 million was recorded in 2002 as opposed to a net loss on foreign currency of €7 million the previous year.  In 2001, asset disposals yielded a net gain of €15 million.  Asset disposals generated a net loss of €34 million in 2002, including €38 million from the main divestments described under “—Certain Factors Affecting Our Financial Condition and Results of Operations—Changes in Scope of Consolidation.”  With the exception of Rhodia-Ster, all of the businesses divested during the year were sold at a profit, but these gains were not sufficient to offset the €109 million loss before tax on the sale of Rhodia-Ster.

Income taxes

In 2002, the Group recorded a tax charge of €28 million compared to a €60 million benefit in 2001 after reclassifying the tax benefit arising on the Group’s equity in the losses of affiliated companies, which amounted to nearly €8 million that year.  The Group’s effective tax rate was 17.9% in 2002.  The effective rate was higher than the statutory tax rate in France of 33.3% due principally to the fact that certain capital losses resulting from divestitures were not recognized for tax deduction purposes.

In 2001, a deferred tax asset was recorded in respect of tax losses generated during the year.  This led to recognition of a total tax benefit of €60 million, excluding the tax benefit arising on the losses of affiliated companies.

Equity in earnings/(losses) of affiliated companies

Equity affiliates made a negative contribution of €38 million in 2002 compared with a negative contribution of €16 million the previous year.  The sharp deterioration stemmed from the ongoing crisis in the textile market, which caused the losses from Nylstar (our textile yarns joint venture with SNIA) to worsen by €42 million.

Amortization of goodwill

Amortization of goodwill decreased 37% to €47 million in 2002, compared with €75 million in 2001.  In 2001, this item included accelerated amortization in the amount of €25 million.

Minority interests

Minority interests amounted to €(9) million in 2002, compared to €(5) million in 2001.  The increase in minority interests was largely due to the profits generated by Rhodia Heng-Chang, which has been consolidated globally since January 2002 and held by us at 70%.

Net income / (loss)

We ended the year with net income of €34 million, or €0.19 per share, versus a loss of €239 million, or €1.33 per share, in 2001.  The average number of shares used to calculate loss per share was 178,765,518 in 2002 and 179,103,640 in 2001.

Liquidity and Capital Resources

From time to time in this section, we discuss EBITDA (“earnings before interest, tax, depreciation and amortization”) and EBITDAR (“earnings before interest, tax, depreciation, amortization and rental payments”).  EBITDA and EBITDAR are not measures of performance under U.S. GAAP or French GAAP and should not be considered as an alternative to (a) operating income or net income as a measure of our operating performance, (b) cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or (c) any other measure of performance under U.S. GAAP or French GAAP.  Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Debt Refinancing

As of December 31, 2003, our principal sources of liquidity were cash flow generated from operations, asset disposals and various sources of external financing, including borrowings and the issuance of debt securities as described below.  In addition to these sources of financing, we also sell trade receivables in order to provide cash for our operations.

Because of our difficulties in generating net cash from our operating activities and our restricted access to external sources of financing, our ability to meet our short-term financial obligations and finance our capital expenditures and operating activities depends on the success of our planned rights offering and asset disposal program under the terms of our Secured Co-ordination Agreement (discussed below under “—Refinancing Facilities Agreement”).  Although we believe that our available sources of liquidity, together with assumed proceeds of €300 million from our planned rights offering and €700 million from our planned asset disposal program, will be sufficient to satisfy our financing needs during 2004, this may not prove to be the case.  We expect that even with these proceeds we will have limited excess liquidity throughout 2004.  As a result, any unexpected cash expenditures would place us at significant risk of a liquidity shortfall.  These expectations of our future liquidity are forward-looking statements based on a number of assumptions, including assumptions regarding expected cash flows from operations, interest rates, raw material prices and currency exchange rates.  Assumptions regarding such factors are subject to inherent uncertainties, as well as the risks described elsewhere herein.  See “Item 3.  Key Information—Risk Factors.”  The indicated proceeds of the capital increase and asset disposal program reflect our undertakings under the SCA.  Our assumptions and beliefs may prove incorrect, which could cause our actual liquidity to vary.

In particular, we may not be able to generate sufficient net proceeds from the rights offering or asset sales within the expected timeframes.  We have not yet announced the amount and timing of the rights offering.  The success of the offering will depend in part on the market price of our shares, which has been extremely volatile in the past.  The success of our asset disposal program is also subject in part to market conditions.  The specialty chemicals industry is currently suffering from difficult economic conditions and the valuation of assets earmarked for disposal is frequently lower than that of recent years.  In addition, because competition in some of the industries in which we operate is concentrated, certain potential purchasers may be deterred by competition law considerations from acquiring (or seeking to acquire) assets that we are seeking to dispose of, which may negatively affect the valuation of these assets.  If we are unable to obtain the valuations that we expect for the assets we are disposing, we may be required to dispose of additional assets, including assets that we would otherwise have considered core activities, in order to satisfy our undertakings under the SCA.  In addition, disposals of our assets and businesses will mechanically cause our revenues and operating results to decrease and, to the extent we are required to sell core assets, could dilute our cash-generating or earnings capacity.

We will continue to have significant liquidity needs in the mid-term that we will not be able to meet without obtaining additional external financing.  A significant portion of our gross financial debt matures over the next three years, including:

•                  €119 million maturing in December 2004 that we expect to draw under the Refinancing Facilities Agreement (as discussed below under “—Refinancing Facilities Agreement”);

•                  €500 million of notes issued under our 2000 EMTN program maturing maturing in May 2005;

•                  €300 million of notes issued under our 2000 EMTN program maturing in March 2006; and

•                  €639 million maturing in March 2006 that we expect to draw under the Refinancing Facilities Agreement.

After taking into account assumed proceeds of the planned share capital increase and asset disposal program, our current sources of liquidity, together with amounts drawn under the Refinancing Facilities Agreement, will not be sufficient to repay the notes as they mature.  Our ability to refinance the notes as they come due therefore depends in part on our ability to obtain new sources of liquidity.  Our efforts to obtain such sources may not succeed, and the costs relating to any such refinancing could be material, which could have a material adverse impact on our liquidity, results of operations and financial condition.

Secured Co-ordination Agreement

At the end of 2003, we determined that we would not be able to comply with the financial covenants specified in our syndicated credit facility and certain of our bilateral credit facilities, one of the agreements governing one of our securitization programs and certain of our operating leases.  As a result, on December 23, 2003, we and certain of our subsidiaries entered into a refinancing agreement, the Secured Co-ordination Agreement (or “SCA”), with twenty-three bank lenders who had extended credit facilities to our company or certain of our subsidiaries.  We also renegotiated the other financial covenants that were in danger of breach as described below under “Operating Leases” and “Securitization Programs.”  However, these agreements are not covered by the SCA.  The SCA terminates on May 15, 2004.  However, if we launch a rights offering that is fully underwritten or subscribed prior to May 15, 2004, the term of the SCA will be extended until the date of receipt of the net cash proceeds from such offering, but in any event no later than June 30, 2004.

Facilities Affected by the SCA.  The SCA covers certain committed and uncommitted lines of credit and other financing arrangements, all of which are referred to in the SCA as the “affected” facilities (the “Affected Facilities”).  The Affected Facilities include agreements that contain financial ratios that were in danger of breach, such as our syndicated credit facility, certain of our bilateral credit facilities and lines of credit of certain affiliates, as well as other financial agreements entered into with the creditor banks that are party to the SCA.

The Affected Facilities include committed and uncommitted lines of credit and overdraft facilities for both our company and certain of our subsidiaries, including certain unconsolidated subsidiaries.  Of these types of Affected Facilities, approximately €968 million was drawn down as of November 30, 2003, the calculation date of the SCA, and approximately €449 million was undrawn.  Under the SCA, these Affected Facilities will be maintained up to the drawn-down amounts, while the undrawn portion of these lines was cancelled upon signature of the SCA.

As of November 30, 2003, the Affected Facilities included approximately €143 million of letters of credit and bank guarantees and approximately €76 million in foreign exchange facilities and derivatives.  The SCA provides for the maintenance of these Affected Facilities up to the existing bank lenders’ exposure as at November 30, 2003, subject to certain conditions.

Undertakings.  The SCA provides for the extension of any final maturity dates falling due prior to the term date of the SCA to no later than that date.  All amounts due and payable prior to the term date of the SCA were rolled over to such term date.  The SCA also provides for the harmonization of interest rates, financial ratios, covenants and events of default across the Affected Facilities.  All Affected Facilities were recorded as short-term borrowings.

On December 23, 2003, the SCA signature date, we prepaid 5% (or its economic equivalent) under all of the Affected Facilities and our operating leases.  On the SCA term date, we will make an additional 5% prepayment (or its economic equivalent) on all Affected Facilities, other than those that will be refinanced under the Refinancing Facilities Agreement (as described below) and on our operating leases.

The bank lenders party to the SCA agreed to maintain the Affected Facilities and not to take any action against us or any of our subsidiaries with respect to any default that may occur under the Affected Facilities.  Upon expiration of the SCA, certain Affected Facilities (credit facilities with approximately €885 million outstanding) will be cancelled and replaced by a single medium- and short-term credit facility, in a reduced amount of approximately €758 million.  This agreement is described in more detail below under (“—Refinancing Facilities Agreement”).

The SCA is also subject to representations and undertakings that apply to, and override current representations and undertakings in all Affected Facilities.  In particular, we have undertaken to:

•                  implement an asset disposal program generating net cash proceeds of not less than €700 million by December 31, 2004, of which €400 million must be generated by June 30, 2004 (with €200 million actually received by us in cash unconditionally by that date and €200 million to be received in cash subsequently under binding agreements entered into prior to June 30, 2004), and to apply 50% of any proceeds received under the asset disposal program in excess of €700 million toward prepayment and cancellation of the Affected Facilities;

•                  launch a rights offering by May 15, 2004 that will generate net cash proceeds of no less than €300 million, and to apply 25% of any proceeds in excess of €300 million towards prepayment and cancellation of the Affected Facilities;

•                  enter into a security sharing agreement as soon as possible pursuant to which we will grant a security interest on our assets (primarily the shares of certain subsidiaries and amounts due under intergroup loans) to guarantee our obligations under the SCA; and

•                  negotiate and agree revised covenants with the counterparties under certain of our operating leases.

In addition, we have undertaken not to make any distribution of dividends to our stockholders, incur any additional indebtedness (other than as set out below), enter into any new joint venture agreements other than through a limited liability entity (subject to certain carve-outs), and to limit our capital expenditures.

We are authorized in particular to refinance our existing debt not affected by the SCA up to an amount of €50 million, to effect capital market transactions of which 50% of the proceeds must be used for the repayment of the Affected Facilities, and to incur additional indebtedness of up to €50 million.

We must also provide certain financial information to our bank lenders including our consolidated and unconsolidated financial statements, liquidity analyses, budgets and business plans.

The SCA provides that if, as determined by lenders representing 66 2/3% of the total lenders’ exposure, an event with a material impact (whether positive or negative) on our refinancing plan, as contemplated by the share capital increase, the asset disposal program and the Refinancing Facilities Agreement, occurs prior to May 15, 2004, we and our lenders will negotiate in good faith to amend our refinancing plan.

The consequences of our failure to respect these undertakings are described below under “Events of Default.”

Prepayments.  In certain situations (“Prepayment events”), a lender under the SCA can demand prepayment and cancellation of the Affected Facilities it has extended to us.  Such events include:

•                  A change in control of our company; or

•                  The adoption of a dissolution or liquidation plan relating to our company.

Financial Ratios.  The SCA also requires us to maintain the following financial covenants, which are to be tested quarterly:

•                  a ratio of consolidated net indebtedness to adjusted EBITDAR not greater than 9.0:1.0 in respect of the 12-month period ended on December 31, 2003, and 9.5:1.0 in respect of the 12-month period ended on March 31, 2004;

•                  a ratio of EBITDAR to net financial expenses not less than 2.0 to 1.0 in respect of the 12-month period ended on December 31, 2003, and 1.75 to 1.0 in respect of the 12-month period ended on March 31, 2004; and

•                  consolidated net indebtedness, not greater than €3,850 million on December 31, 2003 and €4,050 million on March 31, 2004.

We were in compliance with these ratios as of December 31, 2003.

Net financial indebtedness as defined in the SCA includes long-term debt, bank overdrafts, current portion of long-term debt, plus guarantees by us with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, non-recoverable amounts outstanding under our securitization program, residual debt under financial leases or short-term borrowings less the aggregate of available cash, short-term deposits and marketable securities.  Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary.  EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments.  A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which we own or effectively control at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given.  Net financial expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of interest expenses, less the interest income from financial assets.

Events of Default.  In the event we, or any of our subsidiaries party to the SCA becomes insolvent, defaults on any payment obligation, or if we fail to complete the rights offering by the SCA term date or implement the asset disposal program, each bank lending to such entity may enforce its rights in respect of that particular entity and the relevant Affected Facility.  For other defaults, an event of default may be declared under the SCA and the Affected Facilities only by lenders representing 66 2/3% of the total lenders’ exposure.  These events of default include, among others, a breach of financial covenants, breach of representations and warranties in the SCA, breach of other undertakings described above under “Undertakings,” the ineffectiveness of the Refinancing Facilities Agreement and any default or prepayment under any contract relating to our financial indebtedness.  The events of default under these contracts are subject to thresholds and grace periods.

Refinancing Facilities Agreement

At the signing of the SCA, we entered into a letter agreement with certain banks party to the SCA to enter into a new syndicated, multi-currency revolving secured credit facility (the “Refinancing Facilities Agreement”) required under the SCA.  The Refinancing Facilities Agreement is currently being signed.  The proposed terms of this agreement are described below.  The creditor banks will establish a €638.5 million multi-currency revolving secured medium-term credit facility maturing on March 30, 2006, and a short-term multi-currency revolving secured line of credit of €119.2 million maturing on July 31, 2004, which may be extended to December 31, 2004 if we draw under this line of credit prior to July 31, 2004.  We refer to these facilities as the “Refinancing Facilities” below.  The interest rate on amounts to be borrowed under the Refinancing Facilities Agreement is the aggregate of the applicable margin and either Euribor, Libor or Pibor (depending on the currency of the loan).  We will pay a commission equal to 1% of the total commitment under the Refinancing Facilities Agreement on draw down, as well as a commitment fee of 45% of the applicable margin.

The Refinancing Facilities will be granted in favor of our company and our subsidiaries and will be guaranteed by us.  The purpose of the Refinancing Facilities is to refinance certain Affected Facilities under the SCA, which represented a total of approximately €827.5 million on January 31, 2004.  Our ability to draw down under the Refinancing Facilities Agreement will be subject to certain conditions precedent.  We will be able use the Refinancing Facilities only to refinance certain Affected Facilities designated under the terms of the SCA in full, and thereafter only for general corporate, working capital or financing purposes, although the short-term Refinancing Facility may not be used for financing purposes.

One of the conditions precedent to the initial drawdown under the Refinancing Facilities Agreement is receipt of at least €300 million of net cash proceeds from a share capital increase with preemptive rights to existing stockholders.  Additionally, we will not be able to draw down under our short-term Refinancing Facility unless our liquidity is below €350 million.  Even then, the authorized draw down amount will be limited to an amount corresponding to the difference between €350 million and our actual liquidity.

The security we granted under the SCA will also be extended to cover the Refinancing Facilities.

The representations and warranties, undertakings and events of default are based essentially on the SCA.  The Refinancing Facilities Agreement will contain the following financial covenants, which we will be required to meet at the dates indicated:

	Consolidated net indebtedness: Adjusted EBITDAR	EBITDAR Net financial expenses	Consolidated net indebtedness	Actual Restructuring Costs / Budgeted Restructuring Costs
03/31/04	9.5 : 1.0	1.75 : 1.0	€4.05 billion	—
06/30/04	9.5 : 1.0	1.20 : 1.0	€3.45 billion	—
09/30/04	9.0 : 1.0	1.20 : 1.0	€3.45 billion	—
12/31/04	9.0 : 1.0	1.20 : 1.0	€3.35 billion	115%
03/31/05	7.6 : 1.0	1.35 : 1.0	€3.35 billion	—
06/30/05	6.4 : 1.0	1.60 : 1.0	€3.25 billion	120%
09/30/05	6.0 : 1.0	1.80 : 1.0	€3.25 billion	—
12/31/05	5.7 : 1.0	2.00 : 1.0	€3.25 billion	130%

The prepayment events specified above in the description of the SCA will apply equally to the Refinancing Facilities Agreement.  In addition, the following amounts will be required to be applied in mandatory prepayment and cancellation of the Refinancing Facilities: (a) 50% of net proceeds in excess of €850 million generated from the asset disposal program, (b) 25% of net proceeds from any equity or related rights issue occurring after the termination of the SCA, and (c) 50% of the net proceeds from any capital markets issue by us or any of our subsidiaries occurring after the termination of the SCA.  Any proceeds described above shall be applied against the Refinancing Facilities on a pro rata basis.

Costs of Refinancing

Our cost of refinancing the debt as set out in the SCA and the Refinancing Facilities Agreement is approximately €53 million.  This amount corresponds to advisory fees and fees and expenses charged by the lenders, of which €19 million was paid as of December 31, 2003.  The remaining costs will be spread out over the term of the loans under the Refinancing Facilities Agreement, with each interest period charge determined according to the effective interest rate method.  These costs will represent an approximately 3.7% increase in annual interest expense.

€1 Billion Private Placement of High Yield Notes

On May 28, 2003, we issued approximately €1 billion of high yield notes through a private placement to international institutional investors.

The high yield notes consist of four tranches:

•                  €200 million aggregate principal amount of 8% senior notes due June 1, 2010,

•                  $200 million aggregate principal amount of 7.625% senior notes due June 1, 2010,

•                  €300 million aggregate principal amount of 9.25% senior subordinated notes due June 1, 2011, and

•                  $385 million aggregate principal amount of 8.875% senior subordinated notes due June 1, 2011.

Interest on the high yield notes is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2003.

The senior high yield notes are unsecured and rank pari-passu in right of payment with all of our existing and future unsecured senior debt.  The senior subordinated high yield notes are unsecured and also rank pari-passu with of our other senior subordinated notes.

The indentures governing the high yield notes contain restrictive covenants that we, and our subsidiaries, must comply with.  These include restrictions on our ability to incur additional indebtedness, guarantee debt, create certain liens, enter into certain sale and leaseback transactions, pay dividends and make other distributions, make certain investments, use the proceeds from asset sales, and merge or consolidate.

We have the right to prepay all or some of the high yield notes after June 1, 2007.  In addition, at any time prior to June 1, 2006, we may, redeem up to 35% of each note tranche with the net proceeds of one or several equity offerings on any one or more occasions.  Each note tranche may be repaid in full at any time as a result of any changes to tax regulations.  Furthermore, if a change of control occurs, each high yield note holder can require us to purchase all or part of its debt.

U.S. Private Placement

On July 30, 2002, we completed a private placement of two series of unsecured notes guaranteed by our subsidiaries, Rhodia Inc. and Rhodia Holding Inc. in a total aggregate amount of $290 million to a group of U.S. institutional investors, as follows:

•                  $215 million of 7.75% Series A guaranteed unsecured senior notes due July 30, 2009; and

•                  $75 million of 8.20% Series B guaranteed unsecured senior notes due July 30, 2012.

The terms of the U.S. Private Placement Notes provide for a step-up in interest in the event that the rating of any of our financial indebtedness is at any time lower than investment grade.  As a result of a rating downgrade in February 2003, the interest rates applicable to the notes increased by 125 basis points.  In addition, we agreed to comply with certain covenants and financial ratios, and to pay a make-whole payment in the event of early redemption.

On September 30, 2003, we amended the agreement governing the terms of the U.S. Private Placement Notes to modify the stockholders’ equity covenant, the net debt to EBITDA covenant ratio and the EBITDA/financial expense covenant ratio because we would not have been in a position to comply with the financial ratios as originally provided for as of the date of publication of our results for the six months ended June 30, 2003.

On February 12, 2004, we amended the agreement again, as we would not have been in a position to comply with the financial covenants as of the date of publication of our annual report for the year ended December 31, 2003.  Under the amended agreement, we repaid 50% of the outstanding principal amount of the notes, or $145 million, in February 2004, and will repay the balance on June 30, 2004.  Each principal repayment payment also includes interest and a “make-whole” amount for early prepayment under the agreement.  We have recorded a provision of €68 million to cover the “make-whole” payment.  The final amount of these penalties will depend on prevailing interest rates at the time of the prepayments.

Securitization Programs

The monthly or quarterly sale of some of our uncollected trade and other receivables is another important source of our financial liquidity.  Certain companies in our Group sell their uncollected trade receivables, in accordance with multi-year asset securitization agreements entered into with various financial institutions.  Under the terms of these agreements, the receivables may be sold, on a non-recourse basis, either to special purpose entities, or directly to financial institutions, and are settled against cash payments and undivided interests in a defined pool of receivables.  The special purpose entities then sell the interests in those receivables in the form of commercial paper.  The balance is then paid to us after the receivables are collected, ordinarily within three months after their sale.  These special purpose entities include entities controlled by us.  Because we do not participate as a partner or shareholder by holding these shares, these entities were not required to be consolidated under French accounting standards through December 31, 2003.  However, beginning on January 1, 2004, we are now required to consolidate these controlled entities pursuant to the French Financial Security law of August 1, 2003.

As of December 31, 2003, the amount of uncollected receivables sold by our Group companies was approximately €571 million, for which we had received approximately €413 million in cash payments as of such date.  During the fourth quarter of 2003, we began negotiations with the financial institutions involved in our securitization programs.  As a result of these negotiations, the conditions governing our participation in these securitization programs are more restrictive, leading to a decrease in the volume of receivables available for financing.  The stricter requirements relate notably to eligibility criteria, over-collateralization requirements, repayment timing and overall facility size.  The combination of these factors contributed to the decrease in the overall source of financing from these programs.

Operating Leases

We are a party to several operating leases.  Certain of these leases include financial covenants that are tested on the date that we publish our audited annual consolidated financial statements and our unaudited six-month consolidated financial statements.  As a result of the deterioration of our financial performance in 2003, we expected to be unable to meet certain of the financial covenants contained in these operating leases.  At the end of 2003, we entered into binding term sheets with the lessors under these operating leases, including certain lessors who are also bank creditors under the SCA, in order to harmonize the financial covenants in these operating leases with the financial covenants in the SCA and to prevent any potential breach under such leases.  We also agreed to extend the security interest granted under the terms of the SCA to the leases.  Under these agreements, we are required to modify certain of our operating leases, and as a result we recorded such leases as capital leases as of December 31, 2003.  This increased our financial debt by approximately €260 million.

Commercial Paper Programs

We have two commercial paper programs:

•                  a French program that allows for the issuance of up to a maximum of €700 million of short-term notes and €250 million of medium-term notes; and

•                  a Belgian program that allows for the issuance of up to a maximum of €250 million of short-term notes.

In the past, these commercial paper programs were an important source of financing for our company.  However, this source of liquidity has been significantly reduced as a result of recent developments regarding our financial condition.  As of December 31, 2002, we had €175 million of commercial paper outstanding and as of December 31, 2003, we had €18 million outstanding.  We do not know if or when we will be able to access the commercial paper market in the future.

EMTN Program

We established a euro medium term note (EMTN) program on May 25, 2000.  Under the terms of this program, as amended, we have the ability to issue fixed or floating rate notes in an aggregate amount of up to €1.8 billion.  The notes issued under this program are unsecured, unsubordinated obligations that rank pari passu with our other indebtedness.

As of December 31, 2003, we had two tranches of notes outstanding under this program for a total amount of €800 million, including:

•                  a €500 million tranche of 6.25% notes due May 2005; and

•                  a €300 million tranche of 6% notes due March 2006.

Notes issued under this program do not include financial covenants.  Our undertakings under the EMTN program include a limitation on the incurrence by us or our subsidiaries of liens securing future publicly traded debt, unless the EMTNs are equally and ratably secured.  Events of default under the EMTN program include a default on payment and certain defaults or acceleration of certain other financial indebtedness.

Uncommitted Credit Facilities

We and our subsidiaries have entered into a number of uncommitted facilities and overdraft authorizations with various financial institutions.  The majority of these facilities exist to finance working capital needs and for general corporate purposes.  These facilities do not typically have a specified maturity and the lenders may generally cancel theses facilities upon relatively short-term notice.

As of November 30, 2003, the calculation date of the SCA, a total of €84 million (including €15 million in overdrafts) of uncommitted facilities and overdraft authorizations were considered Affected Facilities under the SCA.  As of that same date, we had an additional €88 million (including €6 million in overdrafts) of uncommitted facilities and overdrafts outstanding that were not covered by the SCA.

Guarantees

We have entered into letters of credit and bank guarantees, including guarantees of the indebtedness of certain of our consolidated and non-consolidated companies.  As of December 31, 2003, the total amount of our guarantees with respect to non-consolidated companies was €173 million.  This amount includes a guarantee of up to $125 million of indebtedness of Primester, our U.S. manufacturing joint venture with Voridian (Eastman).  Certain of these guarantees require us to comply with certain financial ratios.

Consolidated Statements of Cash Flows

Net cash provided (used) by operating activities

Net cash provided by operating activities decreased from €676 million in 2001 to €506 million in 2002 and to €27 million net cash used by operating activities in 2003.  The decline was due principally to the decline in our operating results over the past three years, which declined from operating income of €91 million in 2001 and of €351 million in 2002, to an operating loss of €159 million in 2003, as well as changes in our working capital requirements from positive working capital of €271 million and €30 million in 2001 and 2002, respectively, to negative working capital of €173 million in 2003, principally due to decreases in our other operating assets and liabilities and decreases in accounts receivables.

The decline in operating cash is due to a combination of both general structural factors and factors specific to us.  The structural factors are associated with the specialty chemicals industry and the global economy, and include a decline in demand, higher raw materials prices, and the appreciation of the euro against the dollar.  Those factors specific to us include restructuring costs and increased financial expenses.  The effect of changes in operating working capital had a negative impact of €173 million in 2003, of which €208 million was due to a decline in securitization transactions and the sale of receivables compared to a negative impact of €30 million in 2002, of which €68 million was due to a decline in securitization transactions and the sale of receivables.

Net cash provided by operating activities declined in 2002 due to cash expenditures relating to restructuring reserves accrued in 2001.  The change in other operating assets and liabilities, principally due to exceptional contributions of €145 million to U.S. and U.K. pension plans in September and December 2002 also contributed to this decline.

Net cash used by investing activities

Net cash used by investing activities was €356 million for 2003 compared to €60 million for 2002 and €154 million in 2001.  The underlying factors are as follows:

•                  Additions to property, plant and equipment was reduced to €233 million in 2003 from €374 million in 2002 and €483 million in 2001, in line with our announced plans to significantly reduce capital expenditures.

•                  Other capital investments, which include principally expenditures on (i) operational assets, such as computer software, patents and licenses, and (ii) equity investments in connection with our overall development, amounted to €42 million for 2003 compared with €52 million for 2002 and €102 million for 2001.

•                  Cash proceeds from disposals of assets amounted to €92 million in 2003, compared to €363 million in 2002 and €500 million in 2001.  Asset disposals consisted principally of divestitures of the businesses described above under ‘‘— Certain Factors Affecting Our Financial Condition and Results of Operations— Changes in Scope of Consolidation.”

Net cash provided (used) by financing activities

Net cash provided (used) by financing activities comes primarily from changes in short-term and long-term borrowing.

•                  In 2003, net cash provided by financing activities amounted to €760 million compared to net cash used by financing activities of €498 million in 2002.  In 2003, we recorded a net increase in new borrowings of €1,022 million generated primarily by the issuance of Senior Notes and Senior Subordinated Notes discussed above under “€1 billion Private Placement of High Yield Notes,” for a total of approximately €1 billion.

•                  In 2002, net cash used by financing activities amounted to €498 million due mainly to a net repayment of new long-term borrowings of €268 million and a €194 million decrease in short-term borrowings. Dividends paid amounted to €21 million.

•                  In 2001, net cash used by financing activities amounted to €457 million due principally to a net increase of €157 million in long-term borrowings, offset by a decrease in bank overdrafts and short-term borrowings of €535 million. Dividends paid amounted to €85 million.

Consolidated Balance Sheet

Operating working capital

Our operating working capital (defined as accounts receivable, before the impact of sales of receivables under our securitization program, plus inventories, less accounts payable) was €776 million on December 31, 2003 compared to €892 million on December 31, 2002, representing a decrease of 13.0%.  This decline is due principally to the decrease in net sales of 17.6% between 2002 and 2003.  As of December 31, 2003 our ratio of operating working capital to net sales increased from 13% in 2002 to 14% for the same period in 2003, primarily as a result of the decline in credit from suppliers.

Consolidated net debt

Consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities) increased by €434 million to €2,567 million as of December 31, 2003 from €2,133 million as of December 31, 2002.  The increase in our consolidated net debt is due primarily to (i) cash used by operations of €27 million, (ii) capital expenditures of €233 million, (iii) net gains on disposals of  €50 million, (iv) the payment of a dividend of €22 million; (v) other favorable effects of €202 million, including primarily the favorable impact of converting U.S. dollar denominated debt into other currencies; and (vi) the capitalization of certain operating leases, which increased our obligations under capital leases from  €6 million in 2002 to  €264 million in 2003.  Liquid assets (cash and equivalents and marketable securities) amounted to €766 million as at December 31, 2003, and short-term financial debt (short-term borrowings and current portion of long-term debt) amounted to €1,447 million.

Provisions and other long-term liabilities

Long-term contingency reserves amounted to €945 million as of December 31, 2003.  These reserves include primarily reserves for pension and retirement expenses of €589 million and a provision for deferred taxes of €132 million.  Other long-term liabilities amounted to €70 million.

Stockholders’ equity and minority interests

Stockholders’ equity including minority interests was €275 million as of December 31, 2003, a decline of €1,603 million compared to the €1,878 million recorded as of December 31, 2002.

This decline is due primarily to the net loss of €1,369 million for 2003, including €875 million of non-recurring asset impairments (see Note 3 to the Consolidated Financial Statements), as well as a negative translation adjustment of €164 million (due primarily to the decline of the U.S. dollar and the pound sterling relative to the euro), the payment of €22 million in dividends, as well as an adjustment of €48 million relating to a change in accounting principles regarding long-term service benefits for employees (see Note 1 to the Consolidated Financial Statements).

Commitments

The table below sets forth gross financial debt, capital lease obligations, operating leases and purchase obligations and other long-term liabilities as of December 31, 2003, as well as the maturity/payment schedules for each of these items.  See Notes 20 and 25 to the Consolidated Financial Statements.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (Exclusive of Capital Lease Obligations)(1)(2)	3,069	1,188	873	21	987
Capital Lease Obligations(1)(2)	264	259	5
Operating Lease Obligations(1)	87	20	29	12	26
Purchase obligations(3):
Raw materials and services	1,836	565	648	312	311
Energy (electricity, gas, steam)	976	332	583	18	43
Total Purchase Obligations	2,812	897	1,231	330	354
Other Long-Term Liabilities(1)(2):
Pension and retirement	644	55	33	21	535
Deferred income taxes	140	8	44	22	66
Restructuring	152	128	18	2	4
Environmental	83	19	44	9	11
Other	307	101	72	8	126
Total Other Long-Term Liabilities	1,326	311	211	62	742
Total Contractual Obligations	7,558	2,675	2,349	425	2,109

(1)

Includes the short-term portion of these liabilities. As of December 31, 2003, the majority of the long-term debt and capital lease obligations are reported as due in less than one year because of the provisions of the SCA.

(2)	Included on Rhodia’s consolidated balance sheet.
(3)

We have various purchase obligations for raw materials, energy and services incident to the ordinary course of business. Management believes that these obligations are not in excess of current market prices and reflect normal business operations. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the entity that specifies all significant terms, including: fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The table below sets forth the components of our gross financial debt and related maturities.

As of December 31, 2003 (in € millions)	Amount	Maturity
EMTN	500	05/31/2005
EMTN	300	03/31/2006
U.S. private placement	170	02/29/2004	(3)
U.S. private placement	59	06/30/2004	(3)
$ Senior Notes	158	06/01/2010
€ Senior Notes	200	06/01/2010
$ Subordinated Notes	305	06/01/2011
€ Subordinated Notes	300	06/01/2011
Other bonds	34	2008-2016
Revolving syndicated credit facility and bilateral credit facilities (1)	1,025	2004-2007
Commercial paper	18	1-3 months
Capital lease obligations(2)	264	2004-2006
TOTAL	3,333

(1)               Of which €941 million in syndicated credit facilities and bilateral credit facilities is classified as short-term debt as of December 31, 2003, either because they are affected by the SCA or because they represent short-term debt (see Note 20(e)).

(2)               The amendments to our operating leases that we made pursuant to the SCA led us to account for them as short-term obligations, notwithstanding that the maturity date of these obligations has not changed. This resulted in a  €259 million increase in our capital lease obligations as of December 31, 2003.

(3)               50% paid on or before February 29, 2004 and 50% due on June 30, 2004.

At December 31, 2003, the net present value of total future minimum lease payments (at an assumed discount rate of 6%) was €71 million.  Operating leases are payments in relation to the leasing of movable equipment, such as barges and rail cars, the sale-leaseback of real estate and the rental of office buildings.  The decrease in these commitments from €214 million at December 31, 2002 is principally due to the reclassification of certain of these leases to capital leases.

Off-balance sheet and other commitments

Sale of Rhodia-Ster

In October 2002, we sold our investment in Rhodia-Ster to Gruppo Mossi & Ghisolfi.  As of December 31, 2003, the purchase price remained subject to change based on achieving certain EBITDA levels.  We have entered into an agreement with Mossi & Ghisolfi to settle the purchase price adjustment.  The agreement provides for an additional purchase price to us of €2 million, payable April 4, 2004.  In addition, $13 million is payable to us, of which $7 million is payable upon us delivering to the purchaser final documentation on an investment project (specified as April 1, 2004), and the remaining $6 million is payable within three years after the closing when this investment is started.  Moreover, we recorded a receivable of $5.3 million from the purchaser that is payable in September 2004.

In relation to environmental matters, we are responsible for (i) remediation of pollution arising from the activities conducted by Rhodia prior to the date of sale and (ii) damages arising out of any breach of representations and warranties made by Rhodia with respect to certain environmental matters, in each case subject to certain limitations as to amount and duration. Rhodia’s maximum liability under the sale agreement is €97.5 million except with respect to certain remediation actions identified and agreed upon on the date of sale, discontinued activities and title to the transferred shares.  We believe that this risk is not significant.  The sale also included standard guarantees related to accounting, tax, employee and other matters.

Sale of phenol, HCl and soda ash

In December 2002, we sold our phenol, HCl (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% shareholding in the new group.  We also recorded a vendor note from the purchaser for a total of €22 million, the payment of which is subject to the repayment of the new group’s acquisition financing.  We granted the following commitments and specific guarantees in connection with the transaction:

•                  HCl Product Guarantee and a Test Run Guarantee.  We guaranteed the purchaser that the business would reach a certain supply capacity of HCl within eighteen months from the date of sale.  We agreed to indemnify the purchasers by means of a purchase price adjustment up to a maximum of €6 million for the HCl Product Guarantee and €10 million for the Test Run Guarantee.  As of December 31, 2003, the conditions of the HCl Product Guarantee were met and this guarantee was withdrawn.  As for the Test Run Guarantee, because of recent technical problems that occurred at the beginning of 2004, we estimate that a maximum of €4.5 million of this guarantee will be due to the purchaser at the end of the 18-month period (June 30, 2004) and have recorded a provision for this amount as of December 31, 2003.

•                  HCl Supply Agreement.  We guaranteed the supply of HCl to the purchaser.  The amount of the guarantee is €5 million for one year and €4 million for the following four years.

•                  Mining Concessions Guarantee.  Because we were not able to obtain the approval of French competition authorities for the transfer of the mining concessions prior to closing, we have counter-guaranteed the guarantee of a large international bank given to the purchaser in the amount of €15 million relating to transfer of such concessions. This is a declining guarantee over a period of fifteen years that will be cancelled automatically as soon as the French authorities authorize the transfer of these concessions.  We currently expect that the transfer will occur by the end of May 2004, based on information received from French authorities.

•                  Purchase Price Adjustments.  The sale agreement includes a purchase price adjustment in favor of us, limited to €7 million, based on HCl supplied by us to the new group.

The guarantees are limited in duration and we do not expect them to be called other than as described above.  We also provided customary warranties related to accounting, tax, employee and other matters.

Other off-balance sheet commitments

In connection with other divestitures, we have also given certain representations, warranties and indemnities to purchasers and some divestitures are subject to purchase price adjustments.  We do not consider these undertakings or commitments to be significant or reasonably likely to have a current or future material effect on our financial condition or results of operations.

From time to time, we guarantee the obligations of our joint ventures and other non-consolidated companies.  Guarantees of debt of joint ventures amounted to €146 million as of December 31, 2003, compared with €171 million as of December 31, 2002.  The decrease was due principally to the divestitures of our stake in Teris and in Latexia.  Our principal guarantee to joint-ventures is our guarantee of certain debts of Primester.  Guarantees of indebtedness of other non-consolidated companies amounted to €27 million at December 31, 2003, compared with €26 million at December 31, 2002, principally due to the consolidation of some affiliates in Asia as from January 1, 2003.  See Note 25 to the Consolidated Financial Statements.

Net Income and Stockholders’ Equity Under U.S. GAAP

The following table summarizes net sales, operating income/(loss), net income/(loss) and stockholders’ equity under French GAAP (as restated—see Notes 1 and 31(g) to the Consolidated Financial Statements) and U.S. GAAP for the three years ended December 31, 2003, as well as an explanation of the principal differences.  A reconciliation to U.S. GAAP is provided in Note 31 to the Consolidated Financial Statements.

	2001	2002	2003
	(€ millions)
Net sales:
French GAAP	7,279	6,617	5,453
U.S. GAAP	6,496	6,004	5,424
Operating income/(loss):
French GAAP	91	351	(159)
U.S. GAAP	(214)	246	(894)
Net income/(loss):
French GAAP	(239)	34	(1,369)
U.S. GAAP:
Income/(loss) from continuing operations	(284)	97	(1,408)
Income/(loss) from discontinued operations	21	(21)	(47)
Net income/(loss)	(263)	76	(1,455)
Stockholders’ equity:
French GAAP	2,250	1,855	252
U.S. GAAP	1,973	1,457	(223)

The differences in net sales in 2001, 2002 and 2003 of €783 million, €613 million and €29 million, respectively, are the result of applying FAS 144, which requires that a disposal of a business that qualifies as a component of an entity be accounted for as a discontinued operation under U.S. GAAP.  See Note 31m to the Consolidated Financial Statements.

Differences in operating income/(loss) in 2001, 2002 and 2003 of €(305) million, €(105) million and €(735) million, respectively, reflect the following:

•                  Differences in operating income in 2001, 2002 and 2003 of €(92) million, €(55) million and €(3) million, respectively, are the result of applying FAS 144 for the accounting of discontinued operations for U.S. GAAP.

•                  Differences in operating income in 2001 and 2003 of €(75) million and €(658) million, respectively, result from including the amortization of goodwill in 2001 (and goodwill impairment in 2003) in operating income for U.S. GAAP.

•                  Differences in operating income in 2003 of €18 million resulting from the differences in accounting for the impairment of long-lived assets between French GAAP and U.S. GAAP.

•                  Differences in operating income in 2001, 2002 and 2003 of €(103) million, €(43) million and €(52) million, respectively, are the result of including the loss on the sales of receivables and other income/(expense) in operating income for U.S. GAAP.

•                  The effect on operating income from recording environmental costs in 2001, 2002 and 2003 of €(35) million, €(7) million and €(40) million, respectively, relating to the indemnification payments received or receivable from Aventis as an expense in accordance with U.S. GAAP.

Differences in net income/(loss) in 2001, 2002 and 2003 of €(24) million, €42 million and €(86) million, respectively, reflecting the following:

•                  Differences in net income in 2002 and 2003 of €47 million and €37 million, respectively, resulting from including amortization of goodwill in net income for French GAAP but not for U.S. GAAP.

•                  Differences in net income in 2003 of €(101) million (net of tax) resulting from the differences in accounting for goodwill impairment between French GAAP and U.S. GAAP.

•                  Differences in net income in 2003 of €18 million resulting from the differences in accounting for the impairment of long-lived assets between French GAAP and U.S. GAAP.

•                  The effect in net income from recording environmental costs in 2001, 2002 and 2003 of €(24) million, €(5) million and €(40) million, respectively (net of tax), relating to the indemnification payments received or receivable from Aventis (net of tax) as an expense in accordance with U.S. GAAP.

Differences in stockholders’ equity as of December 31, 2001, 2002 and 2003 of €(277) million, €(398) million and €(475) million, respectively, reflect the following:

•                  Adjustments of €(231) million, €(446) million and €(499) million, as of December 31, 2001, 2002 and 2003, respectively, based on accounting for pension obligations in accordance with FAS 87.  FAS 87 requires that if the market value of the plan’s assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to Stockholders’ equity, net of tax.

•                  Adjustments of €(52) million, €(56) million and €(6) million, as of December 31, 2001, 2002 and 2003, respectively, based on accounting for derivatives in accordance with FAS 133.  FAS 133 requires that we measure all derivatives at fair value and recognize them in the consolidated balance sheet as an asset or liability.  Gains or losses resulting from changes in the values of derivatives are accounted for depending on the intended use of the derivatives and whether it qualifies for hedge accounting.  For us, the principal difference between U.S. GAAP and French GAAP stockholders’ equity relates to the accounting for cash-flow hedges.  Under U.S. GAAP, we would record the value of cash-flow hedges with an offset to stockholders’ equity (other comprehensive income).  Under French GAAP, cash-flow hedges are commitments and are not recorded on the balance sheet.

•                  Adjustments of €44 million and €78 million as of December 31, 2002 and 2003, respectively, relating to non-amortization of goodwill under U.S. GAAP.

•                  Adjustment of €(114) million as of December 31, 2003 resulting from the differences in accounting for goodwill impairment between French GAAP and U.S. GAAP.

•                  Adjustment of €18 million as of December 31, 2003 resulting from the differences in accounting for the impairment of long-lived assets between French GAAP and U.S. GAAP.

•                  Adjustments of €(35) million, €(12) million and €(13) million as of December 31, 2001, 2002 and 2003, respectively, from recording environmental costs relating to the indemnification payments received or receivable from Aventis as an expense and the related cash received as contributed capital in accordance with U.S. GAAP.

•                  Deferred income tax affect of the above differences of €41 million, €72 million and €61 million as of December 31, 2001, 2002 and 2003, respectively.

Item 6.  Directors, Senior Management and Employees

Board of Directors, Chairman and/or Chief Executive Officer

In accordance with French corporate law applicable to a société anonyme, our company is managed by our board of directors, and our chairman and our chief executive officer.

French corporate law, as amended by the French Company Law No. 2001-420 dated May 15, 2001 (the “Law of May 15, 2001”), gives the board of directors, pursuant to the company’s by-laws (statuts), the right to elect one person to assume the position of chairman and chief executive officer or to split the function between two different persons.  Our extraordinary stockholders’ meeting held on May 21, 2002 modified our by-laws granting our board of directors the authority to make this choice.

In order to facilitate our rehabilitation under the direction of a new team, Mr. Jean-Pierre Tirouflet resigned from the position of Chairman and Chief Executive Officer at the board meeting held on October 3, 2003 to permit the appointment of a new management team.  Our board accepted his resignation at that meeting and decided in principle to separate the functions of Chairman and Chief Executive Officer, as permitted by the Law of May 15, 2001.  Following this decision, the board then decided that one person, Mr. Jean-Pierre Clamadieu, would assume the position of Chairman (interim) and Chief Executive Officer until such time as our by-laws are amended at the general stockholders’ meeting to allow an individual over the age of 65 to hold the position of Chairman.  The board intends to name Mr. Yves-René Nanot as Chairman once this change in our by-laws is approved.  This resolution will be proposed at our stockholders meeting to be held on March 31, 2004.  If the proposed change in our by-laws is approved by our stockholders, Mr. Jean-Pierre Clamadieu will remain Chief Executive Officer of the company.  Also at our March 31, 2004 stockholders’ meeting, Messrs. Yves-René Nanot, Michel de Fabiani and Hubertus Sulkowski will be proposed for reappointment, as their terms expire this year.  In addition, a stockholder has filed several draft resolutions to be considered at our March 31, 2004 stockholders’ meeting which propose the resignation of all of our directors with the exception of Mr. Walter Cirillo, who represents our employee stockholders.

Board of Directors

Pursuant to French corporate law and our by-laws (statuts), our board of directors must consist of at least three but no more than eighteen directors (except following a merger or in other excepted circumstances provided by French law).  As of December 31, 2003, our board of directors consisted of ten members.  Our board of directors met fourteen times in 2003 (with an average attendance rate of 83%).

Directors

The table below sets forth, as of the date hereof, the names and ages of our directors, their current positions with us, the date of their initial appointment as directors, the expiration dates of their current terms and their current principal occupation or employment.

Name (Age)	Current Position with Rhodia	Initially Appointed	Term Expires	Present Principal Occupation or Employment
Jean-Pierre Clamadieu(4) (45)	Director, Chairman (interim) of the Board, Chief Executive Officer	2003	2005	Chief Executive Officer of Rhodia

Yves-René Nanot(1)(4) (67)	Director, Vice-Chairman of the Board	2002	2004	Chairman of the Board and Chief Executive Officer of Ciments Français

Jean-Marc Bruel(2) (68)	Director	2002	2005	President of the Villette-Entreprises Foundation and of Firmenich, Member of the Supervisory Board of Aventis

Name (Age)	Current Position with Rhodia	Initially Appointed	Term Expires	Present Principal Occupation or Employment

Walter Cirillo (61)	Director	2002	2008	President of the Latin America Zone

Michel de Fabiani(1) (58)	Director	2003	2004	Chairman of the Board and Chief Executive Officer of BP France

Pierre-Gilles de Gennes(1) (71)	Director	1999	2005	Professor of the Collège de France

Patrick Langlois(2) (58)	Director	2002	2005	Vice Chairman of Aventis

Pierre Lévi(1) (49)	Director	1999	2005	Chairman and Chief Executive Officer of Faurecia S.A. and Member of the Supervisory Board of SAI AG (Germany)

Klaus Mangold(1) (60)	Director	2001	2007	Executive Advisor to the Chairman of DaimlerChrysler AG

Hubertus Sulkowski (60)	Director	1999	2004	Partner at Shearman & Sterling LLP(3)

(1)               Independent director as determined by our Board of Directors in view of the Report of the Corporate Governance Committee, chaired by Daniel Bouton, dated September 2002 (the “Bouton report”).  French corporate governance rules, notably those defining director independence, are different from NYSE standards.  See “—Corporate Governance.”

(2)               Directors holding management positions within Aventis, our 15.3% stockholder.

(3)               Shearman & Sterling LLP regularly provides legal services to us.

(4)               Mr. Clamadieu is temporarily serving as Chairman until our stockholders approve a change in our by-laws permitting a Chairman over the age of 65.  Once this change is approved, it is intended that Mr. Nanot will be named Chairman.

Biographies

Jean-Pierre Clamadieu was named Chairman of the Board of Directors, and Chief Executive Officer of our Company in October 2003.  Prior to holding his current position, he served as President of the Pharmacy & Agrochemicals Division from April 2003 until October 2003, and he was President of the Fine Organics Division (currently reorganized in the Consumer Care & Food and Pharmaceuticals & Agrochemicals divisions) from January 2002 through April 2003.  In 2001, he served as senior vice president for Corporate Purchasing, and between 1999 and 2000, he was president of Rhodia Eco Services.  From 1996 through 1999, he served as President of the Chemical Sector in the Latin American Zone for our company and as Manager of the Automotive Pollution Control Project in the Chemical Sector of Rhône-Poulenc.  He joined Rhône-Poulenc in 1993 to develop new activities in the area of automobile pollution control.  Prior to joining Rhône-Poulenc, he was technical advisor to Labor Minister Martine Aubry between 1991 and 1993.  Mr. Clamadieu began his professional career in 1984 with various positions in French government agencies such as the regional industry and research office (DRIR) and the regional land-use planning department (DATAR).  He holds an engineering degree from the Ecole des Mines (Paris, France).

Yves-René Nanot is Vice-Chairman of our Board of Directors and Chairman of the Board and Chief Executive Officer of Ciments Français.  He has been a Member of our Board of Directors since his appointment by the Board in October 2002 (subsequently ratified by our stockholders on April 29, 2003) and currently serves as Vice-Chairman of the Board of Directors as well as on both the Risk Advisory Committee and the Accounts Committee, of which he is Chairman.  Mr. Nanot is also a Director of Imérys and Italcementi in Italy, as well as Italcementi’s foreign subsidiaries in the United States, Morocco, India, Thailand and Egypt.

Jean-Marc Bruel is President of the Villette-Entreprises Foundation and of Firmenich.  He has been a Member of our Board of Directors since July 2002 and currently serves on the Compensation and Selection Committee and on the Strategy Committee.  Mr. Bruel is also a member of the Supervisory Board of Aventis and serves as a Director at V.E.V. Wilson Gestion, Ecole Centrale de Paris and Institut Curie.  Prior to his current positions, he served as Vice-President of Rhône-Poulenc.

Walter Cirillo has been the President of the Latin America Zone since 2000.  He is currently the President of Rhodia Brazil Ltda, Rhodia Poliamida Brasil Ltda, Rhodia Poliamida e Especialidades Ltda and Rhodia Venezuela.  Mr. Cirillo is an executive officer of Rhodia Argentina S.A. and other group subsidiaries in Latin America.  He has been a Member of our Board of Directors since May 2002 and currently serves on the Risk Advisory Committee.  Mr. Cirillo is also a Director at ABIQUIM (Associaço Brasileira da Industria, Quimica) and CCFB (Câmara de Comercio França-Brasil) as well as a member of the FDC (Fundaçao Dom Cabral) and the CTE (Centro de Tecnologia Empresarial).

Michel de Fabiani was named a Member of the Board of Directors in April 2003 and currently serves as Chairman of the Compensation and Selection Committee and on the Accounts Committee.  He is Chairman and Chief Executive Officer of BP France and Regional President of Europe BP Group.  Mr. de Fabiani also serves as a Director at APEX BP Solar, Caisse de Retraite, BP France, Institut Francais du Pétrole as well as on the boards of BP Group’s subsidiaries in continental Europe.  Prior to his current positions, Mr. de Fabiani served as Chief Executive Officer of BP Oil Europe.

Pierre-Gilles de Gennes has been a Professor at the Collège de France since 1972.  He was previously Director of the Ecole de Physique et de Chimie and has been a member of the French Academy of Sciences since 1979 and a scientific consultant at both our company and Flamel Technologies.  Mr. de Gennes has been a Member of our Board of Directors since May 1999 and also serves as a Director at Air Liquide and Sanofi-Synthelabo.

Patrick Langlois is Vice-Chairman and Chief Financial Officer of Aventis and Chairman and Chief Executive Officer of Aventis Agriculture S.A. He has been a Member of our Board of Directors since October 2002 and currently serves on the Accounts Committee.  Mr. Langlois is also a Director at Rhône-Poulenc Pharma in France and a Director or Member of the Supervisory Board at Aventis subsidiaries in Germany, the United States, Great Britain and Ireland.  Prior to his current positions, Mr. Langlois served as Chief Financial Officer of Rhône-Poulenc and Aventis.

Pierre Lévi is Chairman and Chief Executive Officer of Faurecia S.A. and President of Faurecia Automotive Holdings and of Faurecia Industries.  He has been a Member of our Board of Directors since October 1999 and currently serves on the Strategy Committee.  Mr. Lévi also serves as President of the Management Board of Faurecia Investissements in France and as a Member of the Supervisory Board of SAI AG in Germany, as well as a Director at Faurecia Exhaust Systems, Inc. in the United States.  Prior to his current positions, Mr. Levi had executive roles at Rhône-Poulenc, Faurecia and at our Company.

Klaus Mangold has been the Executive Advisor to the Chairman of DaimlerChrysler AG for Central and Eastern Europe and Central Asia since December 2003.  He has been a Member of our Board of Directors since April 2001 and currently serves as Chairman of the Strategy Committee.  Mr. Mangold also serves as a Supervisory Board Member at Jenoptik AG, Leipziger Messe GmbH and Metro AG in Germany, Magna International, Inc. in Canada, and the Chubb Corporation in the United States, as well as a Director of Dresdner Bank Luxembourg S.A.

Hubertus Sulkowski is a senior partner at the Paris office of Shearman & Sterling LLP.  He has been a Member of our Board of Directors since October 1999 and currently serves on the Compensation and Selection Committee and as Chairman of the Risk Advisory Committee.

Jérôme Contamine has been nominated to become a Member of our Board of Directors by our Board of Directors.  The nomination will be submitted for approval at the Annual General Stockholders’ Meeting to be convened on March 31, 2004.  He is a graduate of the Ecole Polytechnique (1979) and the Ecole Nationale d’Administration (1984).  He began his career as a public auditor in the French Government Accounting Office, where he worked from 1984 until 1988.  In 1988, he joined the Elf Aquitaine Group, where he served in several posts in the Finance Department.  In 1994, he was named Deputy to the Senior Vice-President Europe/United States of Elf Exploration-Production before becoming President and CEO of Elf Norway in 1995.  In 2000, he was named Senior Vice-President Europe/Central Asia of the Exploration-Production Division of TotalFinaElf.  He joined

Vivendi Environnement in 2000 as Executive Vice-President, Finance, and Member of the Management Board.  Since 2003, he has served as Senior Executive Vice-President of Veolia Environnement with responsibility for all cross-functional activities.

By-laws

Subject to stockholder approval at the general meeting convened on March 31, 2004, the by-laws will be amended to reflect a recent change under French law (“loi de sécurité financière”).

Our by-laws do not specify a mandatory retirement age for directors.  Where the by-laws do not specifically provide otherwise, French corporate law stipulates that the number of directors over 70 years old must not exceed one-third of the total number of directors.  Any appointment made in breach of this requirement is null and void.  If the number of directors over 70 years old exceeds the one-third limit, the oldest director automatically resigns by operation of law.

Our by-laws provide that each director is elected for a term of six years, which may be renewed.  Each director must also be a stockholder.  Pursuant to our by-laws, each of our directors must hold at least 100 of our shares.  Under French law, a director may be an individual or a legal entity, but the chairman and/or the chief executive officer must be an individual.

In accordance with French corporate law, our directors are elected by the stockholders at an ordinary general meeting of the stockholders and serve until their respective terms expire or until they resign, die or are removed, with or without cause, by the stockholders.  None of our stockholders has the exclusive right to appoint a member of the board of directors.  As provided for in our by-laws, vacancies on the board of directors may, under certain conditions, be filled by the board of directors, pending the next ordinary stockholders’ meeting, which will be asked to ratify such appointment.

Our by-laws, as amended on May 21, 2002, grant the board of directors all of the powers conferred upon it by law, specifically:

(i)                                     to determine the direction of our company’s operation and oversee its implementation;

(ii)                                  to approve the company’s annual financial statements for submission to the annual stockholders’ meeting;

(iii)                               to consider any issue related to the functioning of the company and make decisions regarding these issues at its meetings, within the limits of the powers specifically granted to the stockholders and the corporate objectives;

(iv)                              to engage in controls and verifications it deems appropriate;

(v)                                 to create committees to examine issues as defined by the board of directors or its chairman as well as to determine the composition and the mission of such committees under the board’s authority; and

(vi)                              to grant to one of its members or a third party special mandates with one or more objectives, with or without the right to delegate in part or in full.

With respect to point (iv) above, and in order to account for a change in French law, a resolution to amend the by-laws so that the chief executive officer is held to communicate to each director all documents and information necessary for the fulfillment of its mission together with any other documents a director may deem appropriate, will be submitted to stockholder approval at the general meeting convened on March 31, 2004.

Pursuant to our by-laws, meetings of the board of directors are convened and presided over by the chairman.  The chief executive officer, or, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors, may request the chairman to convene the board of directors on a specific agenda.  The directors may be convened by any means, including orally.

A quorum consists of at least one-half of the members of the board of directors, and decisions are taken by a vote of the majority of members present either in person or represented by other members of the board of directors.

To be represented, a director must give a written proxy to another director but a director cannot represent more than one other member at any particular meeting.  Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.  French corporate law allows directors to participate in board meetings by videoconference if provided for in the by-laws, and such participation will be included in the determination of the relevant quorum and majority, except in relation to certain decisions.  Our by-laws provide for the possibility of participating in a meeting by videoconference.  In case of a tie, the vote of the chairman will be the deciding vote.  A director may not vote for an arrangement or contract in which he or she is materially interested.  Our board of directors met fourteen times in 2003.

French corporate law strictly prohibits loans by the company to a director.  Moreover, a company may not provide overdrafts for directors or guarantee any director’s obligations.  This prohibition also applies to chief executive officers (“directeurs généraux”) and designated executive officers having the authority to represent the company (“directeurs généraux délégués”), permanent representatives of companies on the board of directors, spouses and heirs of such persons and other intermediaries.

French corporate law requires the chairman of the board, the chief executive officer, any designated executive officers, any directors and any stockholders holding more than 10% of the voting rights and intermediaries thereof who are considering entering into an agreement or arrangement which is not prohibited as set forth above with the company, either directly or indirectly, personally or through an intermediary, to inform the company’s board of directors before the transaction is consummated.  The chairman of the board of directors will inform the company’s auditors in turn.  French corporate law requires such an agreement to be authorized by the board of directors (unless such an agreement is a customary arm’s-length transaction) and prohibits the director in question from voting on the issue.  Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the company or of any stockholder, if such agreement has caused damage to the company.  French corporate law further requires such an agreement to be submitted to an ordinary general stockholders’ meeting for approval once entered into, upon presentation of a special report from the company’s auditors.

In consideration for their services on the board, directors are entitled to receive directors’ fees (“jetons de présence”).  The total annual amount of directors’ fees is set by the stockholders’ meeting, but the board determines their allocation among the directors.  In addition, compensation may be granted to directors on a case-by-case basis for special assignments.  A director may not vote with respect to his or her own compensation.  The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

Under French corporate law, directors elected by our stockholders are potentially liable for violations of French laws and regulations applicable to sociétés anonymes, violations of our by-laws or mismanagement.  They may be held liable for such actions both individually and jointly with the other directors.

Chairman of the Board

The chairman of the board organizes and manages the duties performed by the board and reports to the stockholders’ meeting.  He is also responsible for the proper functioning of the corporate bodies and ensures that the directors are capable of fulfilling their assignments.

In the event that the chairman is temporarily incapacitated or dies, the board may appoint a director as acting chairman.  In the event of temporary incapacitation, the said appointment will be made for a limited term and will be renewable.  In the event of death, the appointment will remain in effect until the election of a new chairman.

A resolution to extend the maximum age of the chairman from 65 to 70 years old, whether or not also acting as chief executive officer, has been submitted to stockholder approval at the general meeting convened on March 31, 2004.

The board sets the chairman’s compensation.

Chief Executive Officer

The chief executive officer is vested with the broadest powers to act in any circumstance in the name of our company, within the limits of our corporate purpose, and subject to the powers expressly conferred by law upon stockholders’ meetings and upon the board of directors.  The chief executive officer represents us in dealings with third parties.  We are bound even by acts of the chief executive officer that are not within the scope of the corporate purpose unless we prove that the third party knew that the act was outside the corporate purpose or that under the circumstances the third party could not have been unaware of this.  However, mere publication of our by-laws is not sufficient to constitute such proof.  The board may limit the powers of the chief executive officer.  However, the limitation of his powers is not binding on third parties.

The board of directors establishes the duration of the chief executive officer’s term.  The board sets the chief executive officer’s compensation.  The chief executive officer may be removed at any time by the board of directors.  In the event this dismissal is not justified, the chief executive officer may claim damages, except if the chief executive officer is also the chairman of the board.

Designated Executive Officers

At the instigation of the chief executive officer, the board of directors is entitled to appoint up to five designated executive officers (directeurs généraux délégués), whose role is to assist the chief executive officer.

The board of directors establishes the duration of the designated executive officers’ terms and the limits of their powers in accordance with the chief executive officer.  The board sets the designated executive officers’ compensation.

A designated executive officer has the same powers as the chief executive officer in dealing with third parties, including the authority to represent the company in dealing with third parties.  At the instigation of the chief executive officer, the designated executive officers may be removed at any time by the board of directors.  In the event this dismissal is not justified, the designated executive officer may claim damages.  At the board of directors meeting on October 3, 2003, Mr. Gilles Auffret was named Group Vice President and a designated executive officer (directeur général délégué) with the specific mandate to implement the reorganization plan and to reduce costs.

Corporate Governance

We have a policy of aiming to ensure that best practices, recommendations and standards on corporate governance, especially those resulting from the consolidation of the Recommendations of the Committees on Corporate Governance, chaired by Mr. Marc Vienot, dated July 1995 and 1999 (the “Vienot reports”), and the Bouton report, dated September 2002, are integrated in our functioning and operations.

In addition, our policy is to consider new United States securities laws and regulations and New York Stock Exchange rules and standards regarding corporate governance applicable to us to date, to the extent coherent with or addressed in French corporate governance rules.  Certain French corporate governance rules, notably those defining director independence and the role and functioning of committees, are different from NYSE standards.  In addition, as a non-U.S. company listed on the NYSE, we benefit from certain exemptions from U.S. rules and regulations, and other rules and regulations will only apply to us in the future.

At present, our board is comprised of ten members.  Jean-Pierre Clamadieu is our Chairman (interim) and Chief Executive Officer, having succeeded Jean-Pierre Tirouflet in October 2003.  Mr. Clamadieu and Mr. Cirillo, who represents the employee stockholders, are the only members of our board who have employment contracts with Rhodia.  We have no directors elected by employees, nor do we have any “censors,” or non-voting attendees, on the board.

Based on corporate governance principles set forth in the Bouton report, our board of directors has evaluated the independence of its members.  Pursuant to the terms of the Bouton report, “a director is independent if such director maintains no relation of any kind with the company, the group or its management which could compromise exercising liberty of judgment.”  The Bouton report recommends that the qualification of independent directors be reviewed each year by the board of directors, according to the indicative criteria set forth in the report.

At its meeting on January 23, 2004, our board of directors evaluated the independence of certain of its members after having reviewed their respective situations and any intervening events since their prior qualification.  Messrs. Michel de Fabiani, Pierre-Gilles de Gennes, Pierre Levi, Klaus Mangold and Yves-René Nanot, five of the 10 members comprising our board, were found to be independent, as discussed below.  Thus, in compliance with the

Bouton report’s recommendations, half of the members of our board of directors were determined to be independent.  With respect to Messrs. Michel de Fabiani and Klaus Mangold, their situations had not evolved since their previous qualifications, and they continue to be independent in conformity with the criteria set forth in the Bouton report.  With respect to Messrs. Yves-René Nanot and Pierre-Gilles de Gennes, our board determined that both directors continued to be independent, despite the compensation received for service as Vice Chairman and pursuant to the terms of a scientific consulting contract, respectively.  The board found that the compensation received would not impact their independence.  The board also found that limited ordinary course commercial relationships between our company and Faurecia did not impair Mr. Pierre Lévi’s independence. Our board has not formally determined which of its directors meet NYSE independence standards.

Qualification of five of our ten board members as “independent” should not cast any doubt on the professionalism and independence of judgment that characterize the other members of our board.

Under French law, committees established by the board of directors only have the power to make recommendations and proposals.  Decision making power rests within the exclusive power of the board.

Accounts Committee

Our board of directors has an Accounts Committee, comprised of Messrs. Yves-René Nanot (chair), Patrick Langlois and Michel de Fabiani.  The Accounts Committee is responsible for ensuring that necessary and appropriate procedures are put in place to identify and manage risks.  It meets at least four times per year and as often as required in our best interests.  The Accounts Committee is also responsible for the examination of our periodic financial reporting, the implementation of and compliance with internal control procedures and the Group’s compliance policy controls, the implementation of the recommendations of our independent auditors and the examination of the organization, functioning and actions of the internal and external auditors.  More generally, the Accounts Committee examines all financial and accounting questions delegated to it by the board.  The relationship between the Accounts Committee and the Risk Advisory Committee is assured by the participation of Mr. Yves-René Nanot on both committees.  The Accounts Committee met six times in 2003 (with an average attendance rate of 94%).  In addition to approving our annual accounts, the Accounts Committee reviewed our interim accounts, the business plan, pension obligations, goodwill valuation and financial obligations pursuant to our financial covenants and our action plan on internal control, and also examined our relations with our statutory external auditors.

In its meeting in advance of the board of directors meeting to approve our 2003 accounts, the Accounts Committee analyzed our annual accounts and the draft management report to the board of directors.  In addition, the Accounts Committee interviewed our statutory external auditors as well as our chief financial officer.

Risk Advisory Committee

The board of directors has a Risk Advisory Committee, comprised of Messrs. Hubertus Sulkowski (chair), Walter Cirillo and Yves-René Nanot.  Mr. Bernard Isserlis, Internal Audit Director, serves as secretary of the Risk Advisory Committee.  Created in October 2002, the Risk Advisory Committee is responsible for the oversight of the procedures designed to improve the prevention and control the various types of risk we may face in our activities.  It meets at least twice a year and as often as required by our best interests.  It assures that all guidelines for ethical conduct are understood and applied; that internal and external auditing practices assess our full compliance with such guidelines; and that insurance measures have been optimized within this framework.  The Risk Advisory Committee met three times in 2003 (with 100% attendance), and reviewed our industrial and environmental risks, our 2003 internal audit report, insurance programs, including directors’ and officers’ insurance, as well as the environmental and indemnification agreement concluded with Aventis.

Compensation and Selection Committee

The board of directors also has a Compensation and Selection Committee, comprised of Messrs. Michel de Fabiani (chair), Jean-Marc Bruel and Hubertus Sulkowski.  The Compensation and Selection Committee was created in May 1998 and is responsible for proposing to the board the compensation to be granted to the Chairman, employee stock option plans, the salaries and bonuses of our officers and key personnel, capital increases reserved to employees and succession plans, as well as nominees for top management posts.  It meets at least twice a year and as often as required by our best interests.  It is also responsible for presenting nominees for board membership, evaluating their independence and selecting the members of the committees.  The Compensation and Selection

Committee met seven times in 2003 (with an average attendance rate of 83%) and reviewed the Group’s new organization, including its implementation and new management, recomposition of different board committees, independence evaluation of members of our board, director and executive officer compensation and policy as well as different stock option incentive programs.

Strategic Committee

In addition, our board of directors has a Strategic Committee, created in September 2000, which is currently comprised of Messrs. Klaus Mangold (chair), Jean-Marc Bruel and Pierre Levi.  The Strategic Committee is responsible for advising the board of directors with regard to portfolio transactions, contemplated external growth opportunities, asset disposals or major alliances.  The Strategic Committee must meet at least twice a year, with one annual meeting to review and analyze our operations and strategy, and as often as required by our best interests.  Meetings are open to attendance by other members of the board of directors.  The Strategic Committee met four times in 2003 (with an average attendance rate of 92%).  During these meetings, the Strategic Committee reviewed the perception of our stock in public markets and the consequences of our deteriorating financial condition and credit downgrades, analyzed our portfolio, divestments, refinancing options, the five-year plan and the consequences of the rupture of our second-half targets.

Board of Directors’ Internal Regulation

Since June 2000, our board of directors has operated according to an internal regulation (Règlement Intérieur).  Neither a replacement of French law nor our by-laws, the internal regulation is an internal document that defines the composition, role and powers of the board of directors and its committees.  These rules are aimed at optimizing the efficiency of meetings and discussions and at taking precautionary measures and maintaining confidentiality.  The rules provide for our board to be informed either directly or through its committees of all significant events affecting our markets and us.

In addition, the internal regulation requires directors to delay the purchase or sale of shares within a period of 45 days after we officially publish our quarterly or yearly results, except in the event of a significant transaction.  The regulation also recommends that each of our directors hold approximately 1,000 of our shares (while our by-laws require a minimum of 100).

To conform with recent legal developments regarding corporate governance, the board of directors revised the internal regulation on December 17, 2002, incorporating recommendations from the Bouton report and provisions of the Sarbanes-Oxley Act of 2002.  The internal regulation provides that the board must perform an annual performance self-evaluation to examine, in particular, its own functioning and its thorough consideration of important questions.

Executive Officers

The table below sets forth, as of the date hereof, the names and ages of our executive officers and their current positions with us.  These executive officers are all members of the executive committee, which is our principal management body.  At regular meetings, the executive committee executes our global orientations, as established by the board of directors, and makes key decisions with respect to strategy, human resources, legal matters, finance, international development, environment and safety, as well as corporate communications.

Name (Age)	Principal position with Rhodia
Jean-Pierre Clamadieu (45)	Chairman and Chief Executive Officer

Gilles Auffret (57)	Group Executive Vice-President and Designated Executive Officer (Directeur Général Délégué)

Yves Boisdron (59)	Group Executive Vice-President, Strategy

Yves Brissy (60)	Group Executive Vice-President and General Counsel

Bernard Chambon (56)	Group Executive Vice-President, Human Resources Communications and Sustainable Development

Pierre Prot (49)	Executive Vice President and Chief Financial Officer

Biographies

Gilles Auffret has been Group Executive Vice-President and Designated Executive Officer (Directeur Général Délégué) since 2003.  He joined Rhodia on September 1, 1999 as Deputy President responsible for the Polyamide Division and then served as our President and Chief Operating Officer from 2001 until 2003.  Mr. Auffret started his professional career in 1975 as an auditor at the French Cour des Comptes (the equivalent of the U.S. General Accounting Office) before moving to the French Ministry of Industry, where he served as chargé de mission reporting to the General Director for Industry.  In January 1982 he was appointed public auditor (conseiller référendaire) at the Cour des Comptes.  He joined Pechiney in September 1982, where he held a series of senior management posts, including President of Pechiney’s aluminum division.

Yves Boisdron has been Group Executive Vice-President, Strategy since November 2003.  Prior to holding his current position, he was President of the Asia Pacific Zone from 1998 through October 2003.  Mr. Boisdron served as Senior Vice President of Rhône-Poulenc Chimie from 1994 to 1996, Senior Vice President of Rhône-Poulenc IOM from 1990 to 1994, Vice President of Rhône-Poulenc Inc. from 1987 to 1990 and Vice-President of Rhodia Bresil from 1981 to 1987.  Mr. Boisdron has also served as General Manager of the enzyme division of Gist Brocades and as a project engineer at Badger.

Yves Brissy has been Group Executive Vice-President and General Counsel since November 2003.  Prior to holding his current position, he was Senior Vice President and General Counsel from December 1999 through October 2003.  Mr. Brissy served as Head of Legal Affairs, then General Counsel of Rhône-Poulenc from 1987 to 1999.  Before joining the Rhône-Poulenc group, Mr. Brissy was Head of the Legal Department of the Fiat Glass Unit of the Saint-Gobain Group.

Bernard Chambon has been Group Executive Vice-President of Human Resources, Communications and Sustainable Development since November 2003.  Prior to holding his current position, Mr. Chambon was the Group Executive Vice President of Human Resources and Internal Communications from April 2002, after having served as Executive Vice President in charge of Human Resources and Communication since January 1, 1998.  Mr. Chambon has also served as President of Human Resources and Communication for the Chemicals segment’s European operations, Senior Vice-President of Rhône-Poulenc’s Organic and Inorganic Intermediates segment and Director of Development of Human Resources for the Rhône-Poulenc group.  Prior to joining the Rhône-Poulenc group in 1989, Mr. Chambon held senior human resources positions at Bouygues, Aerospatiale and Fiat.

Pierre Prot has been Executive Vice President and Chief Financial Officer since November 2003.  Prior to that, he served as Senior Vice President and Chief Financial Officer (Vice President in charge of Finance Function) of Rhodia from January 1, 1998.  From 1996 to 1998, Mr. Prot served as Financial Director of the Rhône-Poulenc chemicals segment’s European operations and was Corporate Finance Director of Rhône-Poulenc from 1986 to 1996.  Mr. Prot began his career with Rhône-Poulenc in 1978.

Compensation

The aggregate amount of compensation paid to our executive officers, including our CEO, as a group (a total of six persons as of December 31, 2003) for services in all capacities in respect of the 2003 fiscal year was €2,734,500.

The aggregate amount set aside or accrued by us to provide pension, retirement or similar benefits for the same executive officers as a group in respect of the 2003 fiscal year was €151,659.

The aggregate amount of compensation paid to the group of executive officers no longer serving in such capacity (a total of nine persons for the period January through September) for services in all capacities in respect of the 2003 fiscal year was €4,240,870.

The aggregate amount of gross compensation paid to Jean-Pierre Tirouflet in his former capacity as Chairman and Chief Executive Officer, from January 1 until October 3, 2003, was €1,109,033.  Mr. Tirouflet received €938,527 in aggregate compensation in 2002 and €1,026,872 in 2001.

The variable component of Mr. Tirouflet’s compensation, which may equal between 0% and 200% of his fixed compensation, was based on quantitative factors (60%) and on qualitative factors (40%).  In 2003, Mr. Tirouflet received variable compensation representing 20% of his fixed compensation (prorated to correspond to his nine months as Chairman and Chief Executive Officer), as compared to 80% in 2002.  In 2003, the qualitative factors considered in determining the variable component of Mr. Tirouflet’s compensation included workplace safety and environmental protection results, share value and financial communication, as well as certain financial criteria, including our level of debt.

In addition, Mr. Tirouflet received aggregate compensation of €185,087 pursuant to his employment contract, which resumed following his resignation from his position as a director.  He will also receive a severance payment of €2,112,944 in 2004 due to the termination of his employment contract by Rhodia.  This indemnity is provided for in his employment contract, which was approved by stockholders on May 21, 2002.

The aggregate amount of gross compensation paid to Mr. Jean-Pierre Clamadieu in his capacity as Chairman and Chief Executive Officer (from October 3 until December 31, 2003) was €130,527.  The variable component of his compensation for that period, which may equal between 0% and 170% of his fixed compensation, will be determined based on four priority criteria:  workplace safety, divestments, negotiations with banks and the restructuring plan.

The compensation of our directors is proposed by the Compensation and Selection Committee of the board of directors.  Such aggregate amount of compensation includes approximately €340,166 in our directors’ fees for the year 2003, which is less than the maximum possible amount of €500,000 that may be distributed.  An additional €56,519 in directors’ fees has been paid for other companies within our Group.

The table below sets forth the total compensation and benefits paid in fiscal year 2003 by Rhodia and by companies in which we exercise control to our directors and our designated executive officer, in accordance with the provisions of article L 225-102-1 of the French Commercial Code.

Current Directors	Fixed portion paid during and in respect of 2003		Variable portion paid during and in respect of 2003	Variable portion paid in 2003 in respect of 2002	Benefits in kind		Directors’ fees
Jean-Pierre Clamadieu (Chairman and CEO)	279,516		86,264	66,180	5,076	(5)		(1)
Yves-René Nanot (Vice President)	150,000		—	—	—		50,000
Jean-Marc Bruel	—		—	—	—			(2)
Walter Cirillo		(4)	—	—	—			(1)
Michel de Fabiani			—	—	—		50,000
Pierre-Gilles de Gennes	109,396	(3)	—	—	—			(1)
Patrick Langlois	—		—	—	—			(2)
Pierre Levi	—		—	—	—		50,000
Klaus Mangold	—		—	—	—		50,000
Hubertus Sulkowski	—		—	—	—		50,000

(1)               Does not receive directors’ fees from the company.

(2)               Renounced directors’ fees in 2003.

(3)               Compensation received pursuant to a scientific research and collaboration agreement with one of our subsidiaries.

(4)               Representative of employee stockholders who is compensated solely pursuant to an employment agreement.

(5)               Company automobile.

Executive Vice President and Designated Executive Officer	Fixed portion paid during and in respect of 2003	Variable portion paid during and in respect of 2003	Variable portion paid in 2003 in respect of 2002	Benefits in kind		Directors’ fees
Gilles Auffret	380,003	104,744	151,620	3,504	(1)	—

(1)               Company automobile.

Former Directors (termination date)	Fixed portion paid during and in respect of 2003	Variable portion paid during and in respect of 2003	Variable portion paid in 2003 in respect of 2002	Benefits in kind		Directors’ fees
Jean-Pierre Tirouflet (October 3, 2003)	641,810	107,234	540,000	5,076	(1)		(2)
Pierre Letzelter (April 23, 2003)	—	—	—	—		20,083
Edouard Stern (April 29, 2003)	—	—	—	—		20,083
Pierre de Weck (October 3, 2003)	—	—	—	—		50,000

(1)               Company automobile.

(2)               Did not receive directors’ fees.

Except as set forth above, our directors (who are not also executive officers) are not compensated for their services as directors.  Our directors are eligible to receive an annual fee plus fees for attendance at meetings of the board of directors and at committee meetings.  Our board of directors has decided to limit the maximum amount of fees payable to each director for his services to €50,000 per year.

We do not have any employment contracts with members of our board of directors, including our director nominee, Jérôme Contamine, acting in their capacity as directors, that provide for benefits upon termination of their position as directors.  However, the employment contracts of Jean-Pierre Clamadieu and Gilles Auffret, which were in place prior to their appointments as director and as designated officer, respectively, provide for supplemental pension benefits that were previously provided only to executive officers.  In addition, Klaus Mangold received a pension guarantee from Rhône-Poulenc Rhodia AG only as a result of his work for that company in the past.

The members of our executive committee have entered into agreements with us that provide for payment of up to three years of salary in the event of termination or substantial reduction of responsibility following a change of control of Rhodia.

As part of our strategy to reinforce a result-oriented management approach, each member of senior management has been required to invest one year’s salary in our shares.  In addition, management salaries are composed of fixed and variable portions, with amounts payable under the variable portion to be determined on the basis of achievement of semi-annual performance objectives, except for the chairman and chief executive officer, whose objectives are set annually by the board of directors upon proposal of the Compensation and Selection Committee.

Employees

The table below sets forth the number of our employees by geographic location as of December 31, 2001, 2002 and 2003.

	As of December 31,
	2001	2002	2003
Total	26,925	24,523	23,059
By Division:
Consumer Care & Food	25.7%	28.0%	28.4%
Automotive, Electronics & Fibers	26.5%	25.5%	26.4%
Industrial Care & Services	15.4%	15.8%	15.1%
Pharmaceuticals & Agrochemicals	15.7%	15.8%	14.4%
Others	16.7%	14.9%	15.7%
Total	100%	100%	100%

By Geographic Zone:
Europe	62%	59%	60.8%
North America	12%	14%	11.4%
Latin America	19%	16%	16.3%
Asia/Pacific	7%	10%	11.5%
Total	100%	100%	100%

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements.  In France, the five principal French labor unions are represented at our facilities.  As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salaries and working conditions.  Management also holds other periodic consultations with representatives of our employees.  In recent years, there have been no significant strikes or work stoppages.  We believe that relations with our employees and unions are satisfactory.

Employee and Director Share Ownership

Director and Executive Share Ownership

The table below lists, to the best of our knowledge, the total number of shares owned by the members of our board of directors and by the executive committee (as a group) as of December 31, 2003.

	At December 31, 2003
	Shares	Percentage of class
Identity of person or group
Jean-Pierre Clamadieu	17,251		*
Jean-Marc Bruel	7,967		*
Walter Cirillo	5,000		*
Michel de Fabiani	100		*
Pierre-Gilles de Gennes	100		*
Patrick Langlois	8,832		*
Pierre Levi	10,785		*
Klaus Mangold	100		*
Yves-René Nanot	3,000		*
Hubertus Sulkowski	100		*
Members of the executive committee (6 persons, including Mr. Clamadieu)	76,007		*

*                      Less than 1.0%.

We do not report the individual shareholdings of executive committee members.  The individual amount held by any member of this group is less than 1% of our share capital, including any shares held indirectly.

During 2003, benefits and shares were distributed to our employees pursuant to applicable laws and agreements.  Employees may participate in profit-sharing plans based on performance criteria for their business and a mutualization on a Group level.  We believe participation increases individual incentives and cohesion of our stockholders.

As of January 31, 2004, our employees held 11,807,174 shares through employee plans corresponding to 6.6% of our shares and voting rights.

During the course of 2003, one director announced to us his sale of 3,775 shares for a weighted average price of €3.98 per share.

Options

Pursuant to a resolution adopted by the stockholders on April 18, 2000, our board of directors was authorized to grant to certain salaried employees and executive officers options to subscribe to or to purchase up to an aggregate of 7,330,000 ordinary shares at an exercise price of no less than 95% of the average opening price per share for the 20 trading days preceding the date of the grant.

Pursuant to this authorization, the board of directors granted options to subscribe to 2,580,267 shares at an exercise price of €15.70 under the March 16, 2001 plan, and options to subscribe to 2,000,000 shares at an exercise price of €12.04 under the March 20, 2002 plan.  Simultaneous with this 2002 plan, the board of directors decided to create a second plan, which would grant 1,000,000 options to 123 participants.  These options have since lapsed due to unachieved exercise conditions.

Under the March 16, 2001 plan, the board of directors granted 300,000 stock subscription options to Jean-Pierre Tirouflet as Chairman and CEO of the Company.  The exercise price of these options, which are exercisable for a period of eight years effective March 16, 2005, was set by the board at €15.70 in accordance with the authorization of the annual stockholders’ meeting of April 18, 2000.  At the same board meeting, an aggregate of 580,000 stock subscription options were also granted by the board of directors to the twelve top managers other than the CEO, who received the largest individual number of total options granted.  The exercise price of these options was set at €15.70.

Under the March 20, 2002 plan, the board of directors granted options to subscribe up to 150,000 shares to Jean-Pierre Tirouflet, in his capacity as Chairman and Chief Executive Officer.  In addition, we granted options to subscribe to 15,000 shares to Walter Cirillo, in his capacity as Regional Director of our Latin America Zone.  Further to a personal commitment, Jean-Pierre Tirouflet has agreed to have the exercise price for his 150,000 options fixed at €15.00 (compared to €12.04 for all other beneficiaries).

The general stockholders’ meeting held on May 21, 2002 cancelled the April 18, 2000 authorization for the non-used part and authorized the board to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of 6,000,000 ordinary shares at an exercise price of no less than 95% of the average price per share for the 20 trading days preceding the date of grant.

Pursuant to the authorization granted by the May 21, 2002 general stockholders’ meeting, the board of directors meeting of May 28, 2003 decided to establish two stock subscription option plans.  Under the first plan, the board of directors granted options to subscribe to a maximum of 1,312,948 shares at an exercise price of €5.50 to 556 beneficiaries (with the exception of 85,000 options granted to Jean-Pierre Tirouflet, our former Chairman and

CEO, whose options had an exercise price of €15).  The options can be exercised between May 28, 2006 and May 27, 2015.  Under the second plan, which is subject to the achievement of a specific economic ratio as an exercise condition, the board of directors granted options to subscribe to a maximum of 643,400 shares at an exercise price of €5.50 to 108 beneficiaries.  These options became null and void as of December 31, 2003, because the target economic ratio was not achieved.

The table below sets forth the number of options granted and the names and positions of the wage-earners of Rhodia and other group companies who received the most options under the 2003 plan.  No stock options were exercised during 2003.

Name	Position	Number of Options

Jean-Pierre Tirouflet	Former Chief Executive Officer	85,000
Gilles Auffret(1)(2)	Group Vice-President and Deputy Director General, Supervisor of North America Zone	35,000
Jean-Julien Baronnet	Group Executive Vice President, in charge of STAR and SMART projects and External Communications	30,000
Bernard Chambon(1)	Group Executive Vice President, Human Resources and Internal Communications, Supervisor of Latin America Zone	26,000
Jean-Claude Bravard	Group Executive Vice President, Science, Innovation and Technology, Supervisor of Asia Zone	25,000
Yves Brissy(1)	Senior Vice President and General Counsel	20,000
Nick Green	President, Rhodia Pharma Solutions	20,000
Jacques Bécuwe	President, Industrial Care & Services Division	19,500
Jean-Pierre Clamadieu(1)(3)	Formerly President, Pharmaceuticals & Agrochemicals Division, current interim Chairman and Chief Executive Officer	19,000
Pierre Prot(1)	Senior Vice President and Chief Financial Officer and Head of Financial Communications	18,500
André Blazquez	President, Automotive, Electronics & Fibers Division	17,500
Walter Cirillo	Director of Latin America Zone	11,000

(1)                Executive Committee Member.

(2)                Allocation on May 28, 2003, prior to appointment as designated executive officers.

(3)                Allocation on May 28, 2003, prior to appointment as Chief Executive Officer.

The table below sets forth certain information relating to our share subscription plans.

Stock Option Plans	1998(2)	1998/1999	1999/2000	2000	Special ChiRex Allotment		2001	2002(6)		2003(8)
Date of stockholders’ meeting approval	05/13/1998	05/13/1998	05/13/1998	05/13/1998	04/18/2000		04/18/2000	04/18/2000		05/21/2002
Date of grant, as set by the board of directors	06/24/1998	02/23/1999	02/23/1999	03/30/2000	09/27/2000		03/16/2001	03/20/2002		05/28/2003
Number of options outstanding (at December 31, 2003)	17,050	1,437,700	1,072,426	1,827,705	50,000		2,350,510	1,908,650		1,308,768
Number of participants (at December 31, 2003)	13	339	337	486	1		735	535		548
Options granted(1)	1,600,000	1,580,000	1,200,000	2,100,000	150,000		2,580,267	2,000,000		1,312,948
Exercise price	€21.34	€15	€15	€17.14	€16.26		€15.70	€12.04	(5)(7)	€5.50	(7)
Discount compared to the reference price	None	None	None	None	None		None	None		None
Maximum term (years)	10 yrs	10 yrs	10 yrs	10 yrs	10 yrs		12 yrs	12 yrs		12 yrs
Exercise period for French tax residents	5 yrs from 6/24/03	5 yrs from 2/23/04	5 yrs from 2/23/04	5 yrs from 3/30/05	—		8 yrs from 3/16/05	8 yrs from 3/20/06	(3)	8 yrs from 5/28/07	(3)
Exercise period for Non-French tax residents	7 yrs from 6/24/01	7 yrs from 2/23/02	7 yrs from 3/1/02	7 yrs from 3/30/03	7 yrs from 09/27/03	(4)	9 yrs from 3/16/04	9 yrs from 3/20/05		9 yrs from 5/28/06
Total number of exercised options	0	0	0	0	0		0	0		0

(1)	Each option gives the right to subscribe to one Rhodia share.
(2)

We proposed to holders of options of the 1998 Plan to exchange their existing options for options created under the February 1999 Plan, at a rate of four existing options for three of the new ones.  In order to carry out this exchange, the holders of the existing options had to fully renounce the right to exercise the existing options, in writing, before March 31, 1999.  For this reason, of the 1,597,000 options initially granted in 1998, there were 19,010 options remaining at December 31, 1999.

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

(6)

Simultaneously with this plan, the board of directors decided to create a second plan which would grant 1,000,000 options to 123 participants.  These options lapsed due to non-achieved exercise conditions.

(7)	Further to a personal commitment, Jean-Pierre Tirouflet has agreed to have the exercise price for his options fixed at €15.00.
(8)	Simultaneously with this plan, our board created a second plan which would grant 643,400 options to 108 participants. These options lapsed due to unachieved exercise conditions.

As of December 31, 2003, our employees held 10,615,709 stock options under our various stock option plans (of which 642,900, granted under the second 2003 plan, have now become void as a result of our failure to achieve the specified economic ratio).  Of that total, 1,240,000 options are held by our executive committee members (6 persons) (of which 103,500 options that were granted under the second 2003 plan are now null and void), and 423,100 are held by former executive committee members (9 persons of which 183,600 options that were granted under the second 2003 plan are now null and void).

For a more detailed discussion of our stock option plans, see Note 29 to the Consolidated Financial Statements.

Item 7.  Major Stockholders and Related Party Transactions

The table below sets forth principal ownership in our ordinary shares as of the dates indicated.  One share carries one vote.

	January 31, 2004		January 31, 2003		January 31, 2002
Stockholder	Number of Shares	%(1) of Shares	Number of Shares	%(2) of Shares	Number of Shares	%(3) Shares
Aventis	27,460,052	15.3	45 211 662	25.2	45,211,662	25.2
Crédit Lyonnais-Crédit Agricole(4)	17,751,610	9.9	—	—	—	—
Artisan Partners	11,500,000	6.4	—	—	—	—
Groupe Bruxelles Lambert	8,738,000	4.9	8,738,000	4.9	9,850,000	5.5
Employees	11,807,174	6.6	10,728,493	6.4	9,242,300	5.2

(1)	Source: Euroclear France 18/11/03 and Thomson Financial Europe and US November 2003.
(2)	Source: Euroclear France 31/10/02 and Thomson Financial Europe and US November/December 2002.
(3)	Source: Euroclear France 14/01/02—Rhodia Treasury 216,599 shares on December 31, 2001.
(4)	Credit Lyonnais has declared that it is 99.86% held by the Credit Agricole Group and controlled by Credit Agricole S.A., which holds 94.82% of Credit Lyonnais’ shares.

We are not aware of any other person owning, directly or indirectly, more than five percent of our share capital.  To the best of our knowledge, as of March 23, 2004, the executive committee members and directors of Rhodia collectively owned 111,991 of our ordinary shares, representing less than one percent of our share capital.

At December 31, 2003, there were 179,309,188 ordinary shares issued and outstanding.  At December 31, 2003, 2,637,092 ordinary shares were in the form of ADSs, representing 1.47% of the total share capital and held by 376 registered holders, of which approximately 347 were U.S. persons.

In October 1999, Aventis issued approximately 44 million notes exchangeable for our shares, maturing on October 22, 2003.  Following the successful completion of a cash tender offer for the notes in December 2002, Aventis redeemed the notes prior to maturity at par plus accrued interest, effectively canceling all outstanding notes.  Aventis has announced its intention to dispose of the shares by any means, including by disposing of the shares on the market or over-the-counter, whether by way of financial transactions or in the context of a transaction with industrial or other parties.  Aventis has also indicated its intention not to sell on the market the shares underlying the notes that it has repurchased pursuant to the offer if it appears that such disposal would have a negative impact on the market price of our shares.  On May 2, 2003, Aventis reduced its stake in Rhodia to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais concerning 17.8 million Rhodia shares (40% of its Rhodia shareholding).  Thus, Crédit Lyonnais became a 9.9% stockholder in our company.

In order to receive regulatory approval from the antitrust directorate of the European Commission for the merger of Rhône-Poulenc S.A. and Hoechst AG in 1999, Rhône-Poulenc undertook to engage an independent auditor to certify to the European Commission on a quarterly basis the separation of the managements of Rhodia and Rhône-Poulenc.  In 2000, the European Commission had also made the reduction of Aventis’ stake in our company below 5% by April 2004 a condition to its approval of the merger between Hoechst AG and Rhône-Poulenc S.A. in 2000, which created Aventis.

In addition, Aventis appointed BNP Paribas (formerly Paribas), in its capacity as accredited financial intermediary, to receive and verify its instructions relating to the voting of the Rhodia shares held in Aventis’ name.  In this regard, Aventis agreed to send to BNP Paribas, on the occasion of each general meeting of the stockholders of Rhodia, a signed blank proxy to vote the Rhodia shares held in Aventis’ name in favor of all resolutions proposed or approved by our board of directors and against all others.  BNP Paribas has agreed to verify that such signed blank proxy has been given by Aventis in this manner and to forward it to us or our accredited financial intermediary responsible for organizing such general meeting.  BNP Paribas has also agreed to notify the European Commission in writing each time it receives and has verified and forwarded a blank proxy.  This appointment took effect from June 30, 2001.  Aventis has agreed with the European Commission that it will not revoke these instructions, except in certain circumstances.  In particular, upon the occurrence of an extraordinary financial event (such as a merger or tender offer), Aventis would regain control of its voting rights, subject to prior notification to the European Commission.  BNP Paribas’s appointment will expire once Aventis holds less than 5% of our share capital.  The European Commission approved the divestment plan described above on September 15, 1999.

On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia, as of previously required, with a commitment to divest its 49% stake in Wacker-Chemie. Consequently, Aventis will regain control of its voting rights and BNP Paribas’ appointment will be terminated.

On May 6, 2003, Artisan Funds, Inc., an investment company incorporated in Wisconsin, declared that it had crossed the 5% shareholding threshold, with 9,075,295 of our shares, representing 5.06% of the capital and voting rights of Rhodia.

On December 5, 2003, the shareholding of Pargesa Holding S.A., as a result of divestments of shares by it and its subsidiary, Groupe Bruxelles Lambert, fell below the 5% threshold and it declared that it held indirectly by way of its subsidiary 8,850,195 of our shares, or 4.94% of our outstanding capital and voting rights.

Between February 13 and February 20, 2004, the shareholding of Groupe Bruxelles Lambert (“GBL”) also fell below the 4.5%, 4% and 3.5% thresholds, so it declared that it held 6,088,864 of our shares, or 3.40% of our outstanding share capital and voting rights.

We are not aware of any stockholders’ agreements between our stockholders.

Our major stockholders do not have voting rights different from those of other stockholders.

Related Party Transactions

In the ordinary course of business, we purchase materials, supplies and services from numerous suppliers throughout the world, including from time to time companies with which members of our board of directors are affiliated, including Aventis.  See Note 4 to the Consolidated Financial Statements for a description of our transactions with Aventis.  We do not consider the amounts involved in such transactions to be material to our business and believe that these amounts are not material to the business of the firms involved.  See “Item 6.  Directors, Senior Management and Employees” for information on the outside affiliations of our directors.

Other than as described herein we have no related party transactions, other than those occurring in the ordinary course of business and those which are immaterial, both to us and to the related party.

Agreements with Aventis

For the purpose of governing certain of the ongoing relationships between Rhodia and Aventis at the time we were formed in 1998, Rhodia and Aventis or their respective subsidiaries, as applicable, entered into various agreements described below (the “Aventis Agreements”) prior to our initial public offering.  Because such agreements were reached while we were wholly owned by Aventis, the Aventis Agreements and certain of the terms and transactions provided for therein may have differed from those which could have resulted from negotiations between fully independent parties.  In connection with Aventis’ divestiture of its interest in Rhodia, Aventis and Rhodia agreed on October 14, 1999 to certain principles set forth in a “Heads of Agreement” under which the Aventis Agreements were to be modified or terminated.  The summaries of the Aventis Agreements set forth below describe the material provisions of such agreements as modified by the terms of the Heads of Agreement.

Environmental Indemnification Agreement

We entered into an Environmental Indemnification Agreement dated May 26, 1998 with Aventis which provided for indemnifications between our company and Aventis principally with respect to certain environmental liabilities that could arise in connection with our chemicals business at sites transferred to us effective January 1, 1998.  The agreement provides for the termination of the indemnification obligations of our company and Aventis on December 31, 2007.

Pursuant to the Environmental Indemnification Agreement, the total amount of indemnification by Aventis would not exceed €122 million in the aggregate.  In 2001, we made claims to Aventis pursuant to this agreement for several sites and in this respect recorded a receivable for €35 million.  In 2002, we recorded an additional €3 million receivable and collected €26 million from Aventis in connection with the Environmental Indemnification Agreement.  Following approval from our board of directors and Aventis’ supervisory board, we entered into a settlement agreement on March 27, 2003 with Aventis pursuant to which Aventis agreed to pay us an aggregate indemnification settlement of €88 million, of which €26 million was paid in 2002 and €31 million in 2003.

The remaining €31 million will be paid upon the making of any future environmental claims by us and in no event later than 2007, and bears 7% interest through the date of payment.  The agreement settles our present and future claims under the Environmental Indemnification Agreement and terminates the agreement.

Cross-Indemnification Obligations

In connection with the reduction of Aventis’ ownership interest in our company in October 1999, we agreed with Aventis to include a cross-indemnification provision in the Heads of Agreement.  Pursuant to this provision, Aventis will indemnify us against any damages incurred by us arising out of an action or claim brought by a third party against us to the extent such action or claim results solely from the business operations of Aventis or those of its subsidiaries.  Similarly, we will indemnify Aventis against any damages incurred by Aventis arising out of an action or claim brought by a third party against Aventis to the extent such action or claim results solely from our business operations or of those of our subsidiaries.

Item 8.  Financial Information

See “Item 18.  Financial Statements” for a list of financial statements and other financial information filed with this Annual Report.  Other than as disclosed in this Annual Report on Form 20-F, there have been no significant changes since the date of the financial statements.

Legal Proceedings

We are involved in claims and lawsuits in the ordinary course of business involving primarily claims made by the purchasers of businesses previously sold by us and civil liability claims related to chemical products sold by us.  We are also subject to claims and lawsuits outside of the ordinary course of our business, the most significant of which are described below.

Some of our North American subsidiaries have potential liabilities under the U.S. federal “Superfund” law and other federal and state environmental laws and regulations.  However, in light of the nature of the claims made, the number of plaintiffs, the volume of waste at issue and our existing provisions, we believe that these claims will not result in significant expenses or significant additional provisions.  For a description of the risks we face in relation to environmental regulation, see “Item 3. Key Information—Risk Factors.”

Rhodia Fosfatados de Mexico is involved in a tax dispute with the Mexican tax authorities concerning an alleged failure by Albright & Wilson, prior to its acquisition by us, to pay duties on certain imported products.  The initial claim amounted to approximately $24 million in December 1998, not including payment interest and penalties, which could be significant.  We contested this claim before the Superior Tax Court of Mexico, which decided in our favor on April 1, 2003.  The case is currently on appeal before the Circuit Court, which will make a final ruling on the matter.

Rhodia Intermédiares and Rhoditech, both indirect wholly-owned subsidiaries of ours, were sued as additional defendants in a proceeding against Lyondell by Chloralp before the Tribunal de Commerce de Grenoble on December 30, 2003.  Chloralp claims to have suffered damages due to alleged stoppages related to a new de-bottlenecked TDI unit.  It calculates its damages at €38 million and seeks compensation from all three co-defendants.  We are currently challenging the jurisdiction of the Tribunal and, more generally, consider that Chloralp’s claims are unfounded.  A decision on the merits is expected at the end of May 2004.

Rhodia Intermédiares is also in arbitration proceedings with Chloralp, which is claiming approximately €7.5 million in damages as a result of problems related to the implementation of service contracts and the assumption of certain corporate costs related to the acquisition of the chlorine production business of Rhône-Poulenc Chimie in 1997 and 1999.  We also consider this claim unfounded.

We were notified on March 11, 2004 of a suit brought by Laroche Industries Inc., the parent company of Chloralp, against Rhodia Intermédiaires seeking the cancellation of the sale by Rhodia Intermédiaires of its HCl business to Bain Capital.  The claim is based on an alleged breach of a right of first refusal granted in 1997 to Laroche Industries Inc. regarding the HCl business.  Laroche Industries Inc. is seeking, in the alternative, on a joint and several basis from Rhodia Intermédiaires as seller and/or Bain Capital as purchaser, damages of approximately €46 million due to the alleged breach.  The hearing on the merits is scheduled for April 19, 2004 before the commercial court in Grenoble.  We consider this claim to be unfounded.

Adisséo has notified Rhodia Eco Services Sulfurique of its intention to exercise a call option, the exercise of which is conditioned on a failure to supply hydrogen sulfur.  The exercise of this call option would result in the sale of Rhodia Eco Services Sulfurique’s hydrogen sulfur and carbon sulfur businesses to Adisséo for one euro.  We contest both the exercise of the call option and the merits of Adisséo’s claim.  In addition, following a fire at our Roches de Condrieu site on May 22, 2003, Adisséo is also claiming €380,000 (as a contractual penalty following the interruption in the supply of hydrogen sulfur).  We also consider this claim to be unfounded.  These two matters are currently in pre-litigation.

We are involved in proceedings in India brought by the Securities and Exchange Board of India (“SEBI”), which is seeking to require us to launch a public tender for 20% of the shares of Albright & Wilson Chemicals India Limited (“AWCIL”), a listed subsidiary of the group formerly known as Albright & Wilson, which we acquired in 2000.  AWCIL is a listed Indian subsidiary of which we now own 72.79%.  We would be required to acquire shares at a price of 278 rupees per share, based on the value of those shares at the time of our acquisition of Albright & Wilson, and increased by interest accrued since 2000.  An adverse decision by the SEBI would result in an increase in our holding of AWCIL from 72.79% to 92.79%.  We would then be required, as a result of crossing the 90% threshold, to launch a mandatory public tender offer (or “squeeze out”) for the remaining 7.21% of the outstanding shares for the same price.  In this case, we would therefore acquire all shares that we currently do not own (27.21%) for a total of €7.2 million.  We are contesting the SEBI’s proceeding on the merits.  A final decision by the High Court of Mumbai, which is hearing the case on our appeal following an initial unfavorable judgment, is expected to occur during the first half of 2004.

In the United States, on January 14, 2004, one of our subsidiaries, Rhodia Inc., entered into a plea agreement with the U.S. Department of Justice in which it acknowledged the violation of certain provisions of the U.S. Federal Resource Conservation and Recovery Act regarding waste storage at its former phosphorous manufacturing plant in Silver Bow, Montana.  Rhodia Inc. entered into an agreement with the U.S. Environmental Protection Agency regarding future assessment and remediation of certain contamination at the site.  This plea agreement, which we expect to be reviewed at a sentencing proceeding scheduled for April 2004, will include an obligation for us to pay a fine of $18 million during 2004 (which was fully provisioned in 2003) and to remediate the subject contamination.  With respect to the subject contamination, we have recorded since 1998 a provision of $16.5 million, which we increased by $6.4 million in 2003.  The precise nature of the remedial action, however, has not yet been determined, and actual costs could exceed the amount of the provision depending on the method of remediation required, as finally approved by the relevant authorities.

We have recorded total provisions with respect to the above-mentioned claims of €36.5 million (excluding the provisions relating to the Silver Bond remediation noted in the prior paragraph).

Except for the foregoing, we are not involved in any other legal or arbitration proceedings, including in particular any relating to environmental matters, that management believes could have, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

On October 3, 2003, Le Monde, a French daily newspaper, reported that a criminal complaint had been filed in May 2003 with a court in Nanterre, France, against an unspecified defendant.  According to the article, the complaint alleges various financial and accounting improprieties relating to us, including misleading financial disclosure, insider trading and abuse of corporate assets.  The article states that the complaint relates to the structuring of our acquisition of Albright & Wilson, which took place in March 2000.  We have not received notice of the complaint.  Due to the lack of specific information regarding the complaint, we are unable to comment on its merit and are not in a position to perform a formal investigation.

In addition, the General Director of the French Commission des Opérations de Bourse, and subsequently the General Secretary of the French Autorité des Marchés Financiers (“AMF”) has initiated an inquiry into our financial reporting.  We were informed of the inquiry on October 6, 2003.  We cannot comment on the merits or on the content of the inquiry, as the AMF has not formulated any complaint at this stage.

Finally, in January 2004, certain of our minority shareholders brought two civil complaints before the Tribunal de Commerce of Paris, which include various allegations regarding our acquisition of Albright & Wilson, particularly regarding alleged inaccuracies in our public disclosure made at the time of the acquisition as well as alleged mismanagement.  In the first civil complaint, the plaintiffs have sued certain members of our board of directors and our statutory auditors at that time, as well as Aventis, and claim approximately €70 million in personal damages.  In the second civil complaint, the plaintiffs have sued certain members of our board of directors at the time, as well as Aventis, and are seeking payment on a shareholder derivative basis of €925 million in damages to Rhodia, as well as €40 million in personal damages.

Rhodia Polyamide Intermediates, our wholly-owned subsidiary, has been involved in arbitration proceedings with DuPont China Holding and LYPFC (Lioyang, Petrochemical Fiber Company, an affiliate of Sinopec).  The proceedings releated to a joint venture we formed with these two partners in 1996 in Sanlong, People's Republic of China, for the production of nylon salt. We settled the proceedings with both DuPont China Holding and LYPFC in 2002 for approximately €32 million.

Dividend Policy

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

Year to which Dividend Related	Dividend per Share	Dividend per Share Including avoir fiscal
	€	€
1999	0.40	0.60
2000	0.40	0.60
2001	0.12	0.18
2002	0.12	0.18
2003	—	—

Our board of directors decided not to propose payment of a dividend in 2004 in respect of fiscal year 2003.  The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of our board of directors and approval by the stockholders at the stockholders’ annual meetings.  We will only be able to pay dividends if our financial performance, general business conditions and our management’s business plans permit it.  In addition, certain of our financing agreements include covenants limiting our ability to declare dividends.  The Secured Co-ordination Agreement (“SCA”) and the Refinancing Facilites Agreement (which is being signed), include limitations on our ability to pay dividends or to repurchase or cancel our shares.  Unconsolidated statutory net income in each fiscal year (after deduction for depreciation and provisions), as increased or reduced, as the case may be, by any income or loss of ours carried forward from prior years, less any contributions to the reserve accounts pursuant to law or to our by-laws, is available for distribution to our stockholders as dividends.  We intend to dedicate all available funds to our debt reduction and business; therefore, we do not intend to distribute dividends in the medium term.

Under French corporate law, we are required to allocate 5% of our unconsolidated statutory net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund before a dividend may be paid with respect to that year.  Funds must be allocated until the amount in such reserve funds is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital as increased or reduced from time to time.  The legal reserve constitutes a legal guarantee for third parties dealing with us and, accordingly, it may not be distributed to stockholders, nor used by us to purchase treasury shares.  In the event of loss, the reserve funds will be used to compensate such loss in the absence of any other available reserve.  As of December 31, 2003, our legal reserve was equal to approximately 18% of the nominal value of our share capital.  This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis.

Upon recommendation of our board of directors, our stockholders may at the annual general meeting decide to allocate all or part of our distributable profits, if any, to one or more special or general reserves, to carry them forward as retained earnings to the next fiscal year or to allocate them the stockholders as dividends.

We must distribute dividends to our stockholders pro rata according to their share holdings.

In addition, if we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may, without stockholder approval, distribute interim dividends, to the extent such distributable income is available, subject to French corporate law and regulations.

In addition, our by-laws authorize the stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in our shares.  For dividends or interim dividends paid in shares, prior authorization by a stockholders’ meeting is required.

The actual dividend payment date is decided by our stockholders at an ordinary general meeting or by our board of directors, if no decision is taken by the stockholders.  We must pay any dividends within nine months of the end of the fiscal year.  Dividends not claimed within five years of the date of payment revert to the French State.

The record holders of the ADSs on the dividend record date will be entitled to receive payment in full of a dividend declared in respect of the year for which it may be declared.  Cash dividends payable to such holders will be paid to the depositary in euro and, subject to certain exceptions, be converted into dollars by the depositary.

Any dividends paid to U.S. holders of shares or ADSs who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S.-France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%.  As regards dividends paid by our company in 2003, certain U.S. holders of shares or ADSs who are residents of the United States were entitled to receive a subsequent payment representing the French avoir fiscal, or tax credit, less applicable French withholding tax at a rate of 15%.  However, the French Budget law for 2004 has abolished the avoir fiscal with respect to dividends paid from 2004 on to shareholders other than individuals, and from 2005 on, to individuals.  See “Item 10.  Additional Information—Taxation” for a summary of these and other French and U.S. tax consequences to holders of shares or ADSs.  Prospective purchasers of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

Item 9.  The Offer and Listing

Markets

Our ordinary shares are traded on the Premier Marché of Euronext Paris, their principal trading market, under the Euroclear code 12013.  In the United States, the ordinary shares trade in the form of American Depositary Shares issued by Citibank N.A. as depositary, each representing one ordinary share (the “ADSs”).  Our ADSs are listed on the New York Stock Exchange where they trade under the symbol “RHA.”

The table below sets forth, for the periods indicated, the reported high and low last sales prices in euro for our ordinary shares on Euronext Paris (source: Dow Jones) and the high and low sales prices in dollars for the ADSs on the NYSE (source:  Dow Jones).

	Euronext Paris Price Per Share		NYSE Price ADS
Calendar Period	High	Low	High	Low
	€	€	($)	($)
March 2004 (through March 17)	3.45	2.65	4.38	2.94
February 2004	3.95	3.34	5.05	4.17
January 2004	3.86	3.06	4.80	4.02
December 2003	4.45	2.91	5.39	3.61
November 2003	4.96	4.10	5.71	5.00
October 2003	5.67	3.93	6.45	4.70
September 2003	7.00	5.26	7.75	6.11
2004 First quarter (through March 17)	3.95	2.65	5.05	2.94
2003 Full Year	8.44	2.91	8.64	3.61
First quarter	8.44	4.25	8.64	4.88
Second quarter	6.20	4.79	6.81	5.35
Third quarter	7.00	5.10	7.75	5.86
Fourth quarter	5.67	2.91	6.45	3.61
2002 Full Year	12.40	5.75	11.35	5.75
First quarter	11.63	8.87	10.20	8.10
Second quarter	12.40	8.11	11.35	8.00
Third quarter	9.99	6.11	9.35	6.23
Fourth quarter	8.81	5.75	8.55	5.75
2001	17.00	5.01	15.95	5.60
2000	23.63	11.90	24.19	10.50
1999	23.10	10.35	23.63	12.13

Stock Options

Our stock option plans are described in “Item 6.  Directors, Senior Management and Employees—Employee and Director Share Ownership” and in Note 27 of the Consolidated Financial Statements.

Trading Practices and Procedures on Euronext Paris Markets

Euronext Paris

Euronext is comprised of Euronext Paris, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and the London International Financial Futures and Options Exchange (“LIFFE”).  Effective September 22, 2000, after the successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF,” the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext N.V., the first pan-European stock exchange.  Through the exchange offer, all the stockholders of the SBF, the Brussels exchanges and the Amsterdam exchanges contributed their shares to Euronext N.V., a Dutch holding company.  Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. on October 27, 2000.

Securities quoted on any of the stock exchanges participating in Euronext are traded and cleared through common Euronext platforms:  NSC is the common platform for trading and Clearing 21 for clearing.  LIFFE CONNECTTM,the LIFFE trading platform, is already used for some Euronext futures and options trading.  Euronext Paris anticipates the implementation of a central clearinghouse of settlement and of custody structures.  However, these securities will remain listed on their respective local exchanges.  Euronext Paris retains responsibility for the admission of securities to Euronext Paris’ trading markets, as well as for the regulation of these markets.

Euronext N.V. has been listed on the Premier Marché of Euronext Paris since July 2001.  In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market.  On February 6, 2002, Bolso de Valores de Lisboa e Porto (BVLP) became a wholly-owned subsidiary of Euronext N.V. and was therefore renamed Euronext Lisbon.

Securities approved for listing by Euronext Paris are traded in one of three regulated markets, the Premier Marché, the Second Marché and the Nouveau Marché.  These markets are all operated and managed by Euronext Paris, a market enterprise (enterprise de marché) responsible for the admission of securities and the supervision of trading in listed securities.  Euronext Paris publishes a daily official price list that includes price information on listed securities.  The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies.  Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market.  In addition, securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

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

Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris.  Euronext Paris places securities listed on the Premier Marché in the category “Continu” or the category “Fixing,” depending on the trading volume of the Securities.  Our ordinary stocks are placed in the category Continu, which includes the most actively traded securities.

For Continu securities, trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m.  (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. with a closing auction at 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last” from 5:30 p.m. to 5:40 p.m.  Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security.  Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities.  Euronext Paris publishes a daily official price list that includes, among other things, price information on listed securities.  In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price.  Trading in a security after 5:40 p.m. until the beginning of the pre-opening session of the following trading day may take place at a price that must be within the last auction price plus or minus 1%.

Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier Marché if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference base.  Trading may be suspended for up to 4 minutes.  The thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session.  Euronext Paris may display an indicative trading price during such reservation period.  Euronext Paris also may suspend trading of a security listed on the Premier Marché in other limited circumstances, including, for example, where there is unusual trading activity in the security.  In addition, in exceptional cases, the Autorité des Marchés Financiers or AMF, the regulatory authority established by the French Financial Security law of August 1, 2003 from the merger of the Commission des Opérations de Bourse (the “COB”), the Conseil des Marchés Financiers (the “CMF”) and the Conseil de discipline de la gestion financière (the “CDGF”), may also request a suspension in trading.

Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash settlement basis (“au comptant”).  However, market intermediaries are also permitted to offer investors a deferred settlement service (Ordre stipulé à réglement livraison différé, or “OSRD”) for a fee.  The OSRD allows stockholders to benefit from certain leverage and other special features of the previous monthly settlement market (marché à règlement mensuel).  The OSRD is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million on Euronext Paris S.A. and that are cited on the list published by Euronext Paris.  At the date of this Annual Report, our shares are eligible for the OSRD service.  Investors in shares eligible for OSRD service can elect on the determination date (date de liquidation), which is at the latest the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month.

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

Purchase and Trading by Rhodia in its Own Shares

Purchase of our Own Shares

Under French law, we may not issue shares to ourself.

However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

1.                    to reduce our share capital by canceling the shares we purchase, with our stockholders’ approval at an extraordinary general meeting;

2.                    to provide shares to our employees under a profit-sharing plan or stock option plan, with our stockholders’ approval at an extraordinary general meeting; or

3.                    to acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided our shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) and provided that we have received the approval, or visa, of the AMF on a Note d’information and the approval of its stockholders at an ordinary general meeting.  Listed companies are allowed to file the Note d’information with the AMF either prior to the general meeting granting the authorization or after the board’s decision to launch the program, i.e., after the general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period.  In addition, we may not repurchase under either option 2 or 3 listed above an amount of shares that would result in Rhodia holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

We must hold any shares that we repurchase in registered form.  These shares also must be fully paid up.  Shares repurchased by Rhodia are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The stockholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares.  However, if the stockholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other stockholders on a pro rata basis.

In the event that the buyback program provides for the shares to be specifically allocated, either for stabilization purposes, or for employee stock option plans, they will be entered into the balance sheet as assets.

At the general meeting on April 29, 2003, our stockholders granted a share repurchase authorization to our board, which previously obtained the visa no. 03-0208 dated April 1, 2003 from the COB.  The board may use this authorization for the purpose of (i) stabilizing the price of our shares by systematically intervening to reverse trends; (ii) purchasing or selling shares depending on market conditions; (iii) retaining the repurchased shares or transferring them by any means, including block trades or assimilated transactions; (iv) granting stock options to employees of Rhodia and/or the Group; (v) canceling the repurchased shares in order to optimize management of our assets and finances, including management of stockholders’ equity; (vi) using shares as payment or exchange in transactions, particularly acquisitions; and (vii) distributing shares to current owners of our securities who exercise any rights they may have to acquire additional shares.  The stockholders set a price ceiling for the purchased shares of €24 (subject to adjustments) per share and a price floor for the sold shares of €4 per share (subject to adjustments).  The authorization was granted for a period until the annual general meeting that would review the financials for the year ending December 31, 2003 and, in any event, until no later than October 29, 2004.  A new resolution authorizing our board of directors to repurchase our shares will be submitted for stockholders’ approval at the ordinary and extraordinary general meeting to be held on March 31, 2004.

Trading in our Own Shares

Pursuant to Règlement No. 90-04, as amended, of the COB, we may not trade in our own shares for the purpose of manipulating the market, and trading should under no circumstance aim at hindering the regular functioning of the market or misleading third parties.  There are three requirements for trades by a company in its own shares to be considered valid.  Specifically, in order to be valid:

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

Because our shares are continuously quoted, a trade must meet the following additional requirements to be considered valid:

•                  the trade must not influence the determination of the quoted price before opening of trading, at the opening of trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price.  This requirement does not apply to trades executed on behalf of Rhodia by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF;

•                  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

•                  for shares eligible for the deferred settlement service (SRD) such as our shares, the trade must not account for more than 25% of the total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade.  This requirement does not apply to trades executed on behalf of Rhodia by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF or to block trades.

However, there are two periods during which we are not permitted to trade in our own securities:

•                  the 15-day period before the date on which we make our consolidated or annual accounts public; and

•                  the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

However, these requirements do not apply to trades executed on behalf of Rhodia by an intermediary acting pursuant to a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF.

The use of the repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition and the fairness of the exchange ratio.

After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions.  The AMF makes this information available to the public.

Item 10.  Additional Information

Share Capital

Ownership of Shares by Non-French Persons

Under French corporate law, there is no limitation on the right of non-residents or non-French stockholders to own or, where applicable, to vote securities of a French company.

However, non-residents of France must file an administrative notice with French authorities in connection with certain transactions considered as direct investments in France.  Under French law, direct investments subject to prior notice include in particular any transaction in the share capital of a French company carried out by a legal entity or an individual non-resident of France resulting, after completion of such transaction, in the holding by non-residents of France of an aggregate amount of shares or voting rights exceeding 33.3% of the share capital or the voting rights of this company.  By exception, direct investments made by non-residents of France in areas of the business activity deemed sensitive as affecting major public interest, such as public health, safety or defense, require prior authorization from French authorities.

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

Material Contracts

For a summary of our material contracts see “Item 7.  Major Stockholders and Related Party Transactions—Agreements with Aventis” and “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Refinancing Facilities Agreement.”

By-laws

We are a société anonyme, a form of French corporation, incorporated under the laws of France.

Our registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex.  We are registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161.  For more information about the Company, please see “Item 4.  Information About Rhodia—Corporate History.”

The information below is a summary of the material information concerning our share capital, together with material provisions of applicable French corporate law and of our by-laws (statuts), as amended by our stockholders on May 21, 2002.  An unofficial English translation of the by-laws is included as an exhibit to this Annual Report.  You may obtain copies of our statuts in French from its registered office.  Please refer to those full documents for additional details.

Board of Directors

For a discussion of directors’ powers under French corporate law and our by-laws, see “Item 6.  Directors, Senior Management and Employees—Board of Directors, Chairman and/or Chief Executive Officer.”

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

Extraordinary general meetings are required for the approval of matters such as amendments to our by-laws, approval of mergers, the change of our corporate name or our corporate purpose, increases or decreases in share capital, the contribution of a substantial part of our assets, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible, exchangeable or otherwise giving rights to subscribe equity securities, and the voluntary liquidation of the company prior to the end of its statutory term.

Special meetings of stockholders of a certain category of shares (such as, among others, shares with double voting rights or preferred shares without voting rights) are required for any modification of the rights attached to such category of shares.  The resolutions of the stockholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

French corporate law requires our board of directors to convene an annual ordinary general meeting of stockholders for approval of the annual and consolidated accounts.  This meeting must be held within six months of the end of each fiscal year.  This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court).  Our board of directors may also convene an ordinary or extraordinary general meeting of stockholders upon proper notice at any time during the year.  If our board of directors fails to convene a stockholders’ meeting, our statutory independent auditors or stockholders holding the majority of the share capital or the voting rights following a block trade or a public offer may call the meeting.  Our liquidator in the event of a bankruptcy or court-appointed agent may also call a stockholders’ meeting in some instances.  Any of the following may request the court to appoint an agent to convene a stockholders’ meeting:

•                  one or several stockholders holding at least 5% of our share capital,

•                  any interested party, including the workers committee, in emergency situations, or

•                  duly qualified associations of stockholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of Stockholders’ Meetings

Annual stockholders’ meetings are called in accordance with the law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting.  In accordance with French corporate law, we must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion) published in the Bulletin des Annonces Légales Obligatoires (the “BALO”).  Such preliminary notice must first be sent to the AMF.  The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France.  It must contain, among other things, the time, date and place of meeting, the preliminary agenda, a draft of the resolutions to be submitted to the stockholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by proxy.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting.  A notice must be sent by mail to all registered stockholders who have held shares for more than one month prior to the date of publication of the final notice in a newspaper authorized to publish legal announcements in the local administrative county (département) in which we are registered as well as in the BALO, with prior notice to the AMF.

Typically, stockholders can only vote on matters included in the agenda for the meeting.  However, stockholders may vote on the dismissal of directors under certain circumstances and on certain miscellaneous matters even if they are not included on the agenda.  Additional resolutions to be submitted for approval by the stockholders at the meeting may be submitted to the board of directors within ten days of the publication of the preliminary notice in the BALO by one or several stockholders holding a specified percentage of shares calculated on the basis of a formula relating to our share capital, by the workers committee (comité d’entreprise), or by a duly qualified association of stockholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of our voting rights.  The board of directors must submit these resolutions to a vote of the stockholders.

In addition to rights to certain information regarding our company, any stockholder may, from the publication of the final notice to convene the stockholders’ meeting until the date of the meeting, submit to our board of directors written questions relating to the agenda for the meeting.  Our board of directors must respond to such questions during the general meeting.

Attendance and Voting

Each share confers on the stockholder the right to one vote.  Participation of stockholders at a stockholders’ meeting is not restricted in any way.  In particular, a stockholder does not need to have a minimum number of shares in order to be able to attend or be represented at a general meeting.

Holders of registered shares may participate in a general meeting only if they are registered in a stockholder account maintained by us, or by Société Générale, service relations sociétés émettrices, assemblées générales, BP 81236, 32 rue du Champ de Tir, 44312 Nantes Cedex 3, France, acting as financial intermediary appointed by us, at least two days before the meeting.  A holder of bearer shares must obtain a certificate (certificat d’immobilisation) from the financial intermediary with whom the holder has deposited its shares.  This certificate must indicate the number of bearer shares the holder owns and must indicate that these shares are not transferable until the time fixed for the meeting.  The holder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting.

Our by-laws provide that stockholders may participate in and vote at any general or special meetings by video-conference or any other electronic means of telecommunication or remote transmission that permits their identification under the conditions provided for by applicable regulations and pursuant to terms defined by the board of directors.  Stockholders are thus deemed present at these meetings for the calculation of quorum and majority.  However, this practice has not yet been implemented by the board.

Proxies and Votes by Mail

In general, all stockholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings.  Stockholders may participate in general meetings either in person, by proxy or by mail or, if provided for by the by-laws, by video conference.  As mentioned above, our by-laws, as amended, provide for the possibility of participation by video-conference or any other means of telecommunication that allows the stockholders to be identified.  Stockholders’ votes are counted in proportion to the number of shares they hold.  This practice has not yet been implemented by the board, however.

We will send proxy forms and postal vote forms to any stockholder on request.  In order to be counted, the completed form must be returned at our registered office or at any other address indicated on the notice convening the meeting, no later than two days prior to the date of the general meeting.  French corporate law and our by-laws provide that stockholders may send their proxy form and postal vote form for any general meetings either in paper form or, subject to a prior decision of the board of directors published in the preliminary notice of meeting and final notice, by remote transmission.

A stockholder may grant a proxy to his or her spouse, to another stockholder, or, if the stockholder is a corporation, to a legal representative.  Alternatively, the stockholder may send us a blank proxy without nominating any representative.  In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed to by our board of directors and against all others.

Representation of non-French residents

A stockholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “—Form, Holding and Transfer of Shares—Holding of Shares”) if:

•                  the registration of such an intermediary, in the form of a collective account or in several individual accounts, has been made with the account keeper;

•                  such an intermediary has declared, when opening one or several accounts with the account keeper, that it is an intermediary holding shares on someone’s behalf, under conditions imposed by law; and

•                  such an intermediary has, upon our or Société Générale’s request, disclosed the identity of the non-resident holders of the shares whose voting rights are exercised.

An intermediary who complies with the above-mentioned requirements may exercise the voting rights or transmit the relevant proxies pertaining to the shares for which they have received a general power of attorney.  However, such voting rights or proxies will not be taken into account if the intermediary has not registered or has not disclosed the identity of the non-resident holders of the shares for whom such voting rights or proxies are exercised.

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

If a quorum is not present at any meeting, the meeting is adjourned.  There is no quorum requirement when an ordinary general meeting is reconvened.  However, when an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering an increase in our share capital through incorporation of reserves, profits or share premiums.  If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months.  No deliberation by the stockholders may take place without a quorum.  However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

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

In general, each of our stockholders is entitled to one vote per share, subject to the limitations described above and under
“—Requirements for Holdings Exceeding Certain Percentages” below.

Under French corporate law, any of our shares held by us or by entities controlled directly or indirectly by us have no voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Stockholders

In connection with any stockholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years in French GAAP to any stockholder who so requests.

Pursuant to the French Financial Security law of August 1, 2003, the Chairman of our Board prepared a special report to the annual general stockholders’ meeting regarding the terms of preparation and organization of the workings of our Board of Directors, the terms of internal controls procedures implemented by our company and the restrictions, if any, that our Board of Directors has placed on powers granted to the Directeur Général.  More precisely, this report describes our internal control objectives, the organization of internal control participants and internal control procedures in place.  This report will be presented to the combined extraordinary and ordinary stockholders’ meeting of March 31, 2004.

French corporate law requires that a special report be provided to the ordinary stockholders’ meeting regarding stock options authorized and/or granted by the company.

Dividends

We may only distribute dividends to our stockholders from our stand-alone net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our by-laws.

Legal reserve

French corporate law provides that French sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profits in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund before dividends may be paid with respect to that year.  Funds must be allocated until the amount in that fund equals 10% of the aggregate nominal amount of the issued and outstanding share capital.  This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis.  The legal reserve constitutes a legal guarantee for third party dealing with us and, in this respect, they may not be distributed to stockholders, nor used by us to purchase treasury shares.  In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve.  At December 31, 2003, our legal reserve was €32 million.

Approval of dividends

Upon recommendation of our board of directors, our stockholders may at the annual general meeting decide to allocate all or part of distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the stockholders as dividends.  Our board of directors may propose a dividend for approval by the stockholders at the annual general meeting of stockholders.

We must distribute dividends to our stockholders pro rata according to their shareholdings.

Interim dividends

In addition, if we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends, to the extent of the distributable income without stockholder approval, subject to French corporate law and regulations.

Option to receive dividends in shares

In addition, our by-laws authorize our stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in our shares.  For dividends or interim dividends paid in shares, prior authorization by a stockholders’ meeting is required.

Timing of payment of dividends

The actual dividend payment date is decided by our stockholders at an ordinary general meeting or by our board of directors, if no decision is taken by our stockholders.  We must pay any dividends within nine months of the end of our fiscal year.  Dividends not claimed within five years of the date of payment revert to the French State.

Increases in Share Capital

As provided by French corporate law, we may increase our share capital only with our stockholders’ approval at an extraordinary general meeting.  We may increase our share capital by issuing additional shares, by issuing a new class of equity securities or by increasing the nominal value of our existing shares.  Increases in share capital by issuing additional securities may be effected by issuing such securities:

•                  for cash,

•                  subject to certain conditions, in satisfaction of our indebtedness,

•                  for assets contributed in kind,

•                  by capitalization of our profits, reserves or share premiums, in which case additional shares will be issued and delivered to our stockholders free of charge,

•                  upon conversion, exchange or redemption of securities convertible, redeemable or exchangeable into our shares, or

•                  upon the exercise of stock options, share warrants or other similar securities comprising rights to subscribe for our shares.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary stockholders’ meetings.  Increases effected by an increase in the nominal value of shares require unanimous approval of the stockholders, unless effected by capitalization of reserves, profits or share premiums.  All other capital increases require the approval of an extraordinary general meeting.  See “—Stockholders’ Meetings and Voting Rights.”

With the exception of increases in share capital resulting from a contribution in kind, our stockholders may delegate to our board of directors the right to carry out any increase in share capital previously authorized by our stockholders.  Our board of directors may further delegate these powers to its chairman.

Under French corporate law, each time the stockholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase (except when the increase in share capital results from a contribution in kind or from an earlier issue of securities giving rights to shares), they must decide whether or not to proceed with a capital increase reserved to the employees of the company and its subsidiaries or, on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.

Decreases in Share Capital

According to French corporate law, we may decrease our share capital only with our stockholders’ approval at an extraordinary general meeting.  In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase its own shares, all holders of shares must be offered the possibility to participate in such a reduction.  There are two ways by which we may reduce our share capital: by decreasing the nominal value of our outstanding shares or by reducing the number of outstanding shares.  We may reduce the number of outstanding shares either by exchanging shares or, if the reduction is not due to losses incurred by us, by repurchasing and canceling shares.  Holders of each class of shares must be treated equally unless each affected stockholder agrees otherwise.

Preferential Subscription Rights of Stockholders

Under French corporate law, current stockholders have preferential rights to subscribe on a pro rata basis for issuances of new shares or other securities giving rights, directly or indirectly, to new shares issued by us for cash.  These preferential rights require us to give priority treatment to our stockholders.  Stockholders may waive their preferential rights in respect of a particular offering, either individually or as a group at an extraordinary general meeting.  During the subscription period relating to a particular offering of shares, stockholders may transfer their preferential subscription rights, if they have not previously waived these rights.  Also, during this period preferential subscription rights may be quoted on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering.  French corporate law requires that our board of directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights.  In the event of a waiver, the issue of securities must be completed within the period prescribed by law.  Stockholders also may notify us that they wish to waive their own preferential rights with respect to any particular offering if they so choose.

For additional information, see “Item 3.  Key Information—Risk Factors—Risks Related to our Shares and to our ADSs.”

Form, Holding and Transfer of Shares

Form of Shares

Our by-laws provide that our shares may, at the stockholder’s option, be held either (i) in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution, or (ii) in registered form in its name in an account maintained by Société Générale for us and on our behalf.  A stockholder may, at its expense, change from one form of holding to the other.

Holding of Shares

In accordance with French corporate law concerning the dematerialization of securities, ownership rights of stockholders are represented by book entries instead of share certificates.  We maintain a share account with Euroclear France S.A. which is administered by Société Générale.  In addition, we maintain separate accounts in the name of each shareholder either directly or through the stockholder’s accredited intermediary.  Each stockholder’s account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held.  Société Générale, as a matter of course, issues confirmations to each registered stockholder as to shares registered in the stockholder’s account, but these confirmations are not documents of title.

Shares held in bearer form are held on the stockholder’s behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear France S.A., which is separate from our share account with Euroclear France S.A. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds.  If this alternative is adopted, the shares are referred to as being in bearer form, although no bearer document of title is issued by us or on its behalf with respect to them.  Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France S.A.

Our by-laws permit us to request at any time that Euroclear France S.A. provide us with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

This intermediary must declare that it is acting as an intermediary and may be requested by us to provide the identity of the stockholders on whose behalf it is acting.  Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the stockholders can result in the deprivation of both the right to vote and the right to receive dividends.  In addition, according to French corporate law, shares held by any non-French resident may be held in a collective account or in several individual accounts by an intermediary acting on the stockholder’s behalf.

Transfer of Shares

Our by-laws do not contain any restrictions relating to the transfer of shares, other than those provided for by law, regulation or statute.  Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be inscribed in an account maintained by an accredited intermediary.  A stockholder may initiate a transfer by giving instructions to the relevant accredited intermediary with respect to shares held in bearer form (“au porteur”) or in administered registered form (“au nominatif administré”) and to Société Générale with respect to shares held in pure registered form (“au nominatif pur”).

A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France.  Normally, no registration duty is payable in France, unless a transfer instrument has been executed in France.

Identification of Stockholders

With respect to shares in bearer form, our by-laws permit, in accordance with applicable legislation, the use of a procedure known as titres au porteur identifiables, according to which Euroclear France (or any clearing agent that may replace Euroclear France) will, upon our request at any time, disclose all or selected information regarding our stockholders, including name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of shares or securities that have or may in the future have a voting right held by such stockholder that have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that may apply to these shares or securities.

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

If we consider that in turn the holder of bearer shares or securities whose identity has been disclosed holds shares or securities on behalf of third parties, we may renew our request indefinitely through Euroclear France until we find the actual owner of our shares or securities.

With respect to shares or securities in registered form, we may at any time request from any intermediary to disclose, within 10 business days following the request, the identity of the person it acts for.  If we consider that in turn this person whose identity has been disclosed holds shares on behalf of third parties, we may renew our request indefinitely until we find the actual owner of our shares or securities.

If the person does not transmit the above requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the owners of our securities, the voting rights of the securities giving immediate or future access to our share capital for which such person is registered cannot be exercised until such date as such information has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date.  In addition, if the person knowingly fails to comply with the obligation to disclose the identity of the relevant security owner, a court may, at our request or at the request of one or several stockholders representing at least 5% of our share capital, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

According to the French Commercial Code, any entity holding more than 2.5% of our share capital or voting rights must disclose, upon our request, the identity of any individual or entity holding, directly or indirectly, more than 33 1/3% of its share capital or voting rights attached hereto.

Requirements for Holdings Exceeding Certain Percentages

French corporate law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that directly or indirectly makes an acquisition that causes the individual or entity to surpass an ownership threshold of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or whose holdings fall below any of these thresholds, must notify us within 5 trading days of crossing the threshold of the number of shares and voting rights it holds.  The individual or entity also must notify the AMF within 5 trading days of crossing any of these thresholds.  A stockholder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold.  The stockholder will not regain these voting rights until 2 years following the date that it notifies the AMF of having crossed this threshold.  Also, a stockholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to 5 years by the commercial court at the request of our chairman, any of our stockholders or the AMF, or may be subject to criminal penalties and fines.

In addition, our by-laws provide that any individual or legal entity that acquires, acting alone or jointly with others, directly or indirectly, 0.5%, or any multiple of 0.5% up to 50%, of (i) the total number of our shares and/or voting rights at the time of the acquisition; (ii) the total number of our shares and/or voting rights on a fully diluted basis; or (iii) any class of other securities granting access immediately or subsequently to our capital or voting rights must notify us within 15 days by registered mail, return receipt requested, of the total number of current and potential shares and voting rights it holds.  A resolution to reduce this notification period from 15 days to 5 trading days, in accordance with French law, has been submitted for stockholder approval at the general meeting to be held on March 31, 2004.  The holder will also indicate the date of acquisition of such securities.  The same notification requirement applies to each subsequent increase and to any decrease in ownership of 0.5% or any multiple of 0.5%.  Mutual fund management companies must report this information for the aggregate number of our shares held by the funds they manage.

If a person does not comply with this notification requirement, one or more stockholders holding 0.5% or more of our share capital or voting rights may, upon request recorded at a stockholders’ meeting, require the suspension of the voting rights attached to the shares or the securities in excess of the relevant threshold for 2 years following the date on which the owner complies with the notification requirement.  This loss of voting rights shall only be effective as of the date of the acquisition of the shares in excess of the relevant threshold.  In addition, any stockholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to 5 years by the Commercial Court at the request of our chairman, any stockholder or the AMF.

Under French law and COB regulation no 88-02, any person or persons, acting alone or in concert with others, who acquire more than 10% or 20% of our outstanding share capital or our voting rights, either through shares or ADSs, must disclose their future intentions within ten trading days following the threshold crossing to us and the AMF.  The AMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France, stating whether or not they intend, within the 12-month period following the acquisition, to increase their shareholdings and to request a seat on our board of directors and whether they are acting in concert with others.  The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or stockholders.  Upon any change of intention, it must file a new disclosure report.  The sanctions regarding failure to comply with these rules are identical to those regarding threshold crossings described above.

To permit stockholders to give the notice required by French law, we must publish information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of our annual general meeting in the BALO within 15 calendar days after this meeting and inform the AMF thereof.  In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, we must publish the number of votes then available in the BALO within 15 calendar days of this change and provide the AMF with a written notice.  The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated.  In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to Citibank, our ADS depositary bank, notifications regarding shares represented by ADRs and Citibank will forward the notification to us and the AMF as soon as practicable.

Under the stock market regulations of the CMF and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of Rhodia must initiate a public tender offer for the balance of our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Purchase of our Own Shares

Under the French Commercial Code, we may not issue shares to ourselves.  However, we may purchase our own shares in the limited cases described in “Item 9.  The Offer and Listing—Purchase and Trading by Rhodia in its Own Shares.”

Taxation

French Taxation of Shares

The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of our shares.  This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a business conducted in France.

This discussion is intended only as a descriptive summary.  It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances.  It is based on the applicable laws, conventions and treaties in force as of the date of this Annual Report on Form 20-F, all of which are subject to change, possibly with retroactive effect, or to different interpretations.  If you are considering buying our shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

In particular, the French Budget Law for 2004 (n° 2003-1311 dated December 30, 2003) abolished the avoir fiscal and the précompte with respect to dividends paid on or after January 1, 2005.  The French Budget Law for 2004 nonetheless provides that French individual shareholders will be entitled, with respect to dividends paid from 2005 on, to a new tax credit equal to 50% of the dividend capped at €230, or as the case may be, €115, depending on the marital status of the individual.

Although administrative guidelines have not yet been issued by the French tax authorities to confirm the consequences for non-resident shareholders of the reform of distributions introduced by the French Budget Law for 2004, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to (i) the refund of the avoir fiscal with respect to distributions paid until December 31, 2004, and (ii) the new tax credit with respect to dividends paid from 2005 on.  Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund), should be entitled to a refund of the précompte, if any, that our company will pay in cash on distributions it will make in 2004, if any.

In addition, the French Budget Law for 2004 implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution.  However, unlike the précompte, such temporary equalization tax will not be refundable to stockholders.

Taxation on Sale or Disposal of Shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of our shares if the following apply to you:

•                  you are not a French resident for French tax purposes, and

•                  you have held, either directly or indirectly, alone or with relatives, not more than 25% of our dividend rights, known as bénéfices sociaux, at any time during the preceding five years.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any of our shares.

If you transfer shares using a written agreement, that agreement must generally be registered.  You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher.  The maximum duty is €3.049 per transfer.  However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid.

When stockholders resident in France received dividends from French companies in 2003, they were generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal attached to dividends distributed in 2003 is equal to:

•                  50% of the dividend paid for (i) individuals and (ii) companies that own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•                  10% of the dividend paid for such other stockholders.

In addition, if the distribution of dividends by us gave rise to the précompte (see the section below relating to the précompte), stockholders entitled to the avoir fiscal at the rate of 10% generally were entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the company.

As discussed in more detail above under “—French Taxation of Shares,” as a result of recent French tax reform, French resident individual shareholders will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on.  Instead, from 2005 on, French resident individuals will be entitled to the tax credit described in the introduction above.  French resident stockholders who are not individuals will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been entitled to from 2005 on.

Under French domestic law, stockholders who are not resident in France are not eligible for the avoir fiscal and, from 2005 on, will not be eligible for the tax credit described above, and French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents of France.

Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances.  The shareholder can generally subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld.  Under some tax treaties, the withholding tax is eliminated altogether.

Although the French tax authorities have not yet issued comments on this matter, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal to individual stockholders or, as the case may be, a refund of the précompte (see paragraph on the précompte below), should continue to apply to distributions made until December 31, 2004; such provisions will no longer be applicable from 2005 on.  Also, even though no administrative guidelines have been issued on this matter, non-resident individual stockholders that benefit from a tax treaty which provides for the transfer of the avoir fiscal should be entitled to the new tax credit implemented by the French Budget Law for 2004.

Non-resident stockholders other than individuals are no longer entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004 on.

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have made treaties with France that provide for the arrangements summarized below:

Australia

Austria

Belgium

Bolivia

Brazil

Burkina Faso

Canada

Estonia

Finland

Gabon

Ghana

Iceland

India

Israel

Italy

Ivory Coast

Japan

Latvia

Lithuania

Luxembourg

Malaysia

Mali

Malta

Mauritius

Mexico

Namibia

Netherlands

New Zealand

Niger

Norway

Pakistan

Senegal

Singapore

South Korea

Spain

Sweden

Switzerland

Togo

Turkey

Ukraine

United Kingdom

United States

Venezuela

French Territoires d’Outre-Mer and Other:

Mayotte

New Caledonia

Saint-Pierre and Miquelon

Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

•                  a lower rate of withholding tax, generally 15%, and

•                  so long as the avoir fiscal remains in full force and effect, a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

If these arrangements apply to a shareholder, and so long as the avoir fiscal is still available, we shall withhold tax from the dividend at the lower rate, provided that the shareholder previously establishes that he or she is entitled to the lower rate and complies with the filing formalities.  Otherwise, we must withhold tax at the full rate of 25%, and the stockholders may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities entitled to receive the avoir fiscal.  In other countries and territories, individual residents currently may receive the avoir fiscal but corporate entities may not.  In any event, non-resident stockholders other than individuals will no longer be entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004 on.

Provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes, before December 31, 2004, dividends out of:

•                  profits which have not been taxed at the ordinary corporate income tax rate, or

•                  profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividend before withholding tax.

As regards dividends paid in 2003, a shareholder who is not a French resident currently may generally obtain a refund of the amount of any précompte actually paid in cash, net of applicable withholding tax, in two cases:

•                  if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal, or

•                  if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

Although the French tax authorities have not yet issued any guidelines on this matter, such non-resident shareholders should be entitled to a refund of the précompte, if any, that we shall pay in cash on distributions to be made in 2004, if any.

Furthermore, it should be noted that as a consequence of the suppression of the précompte for dividends which will be paid from 2005 on, the French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution.  However, unlike the précompte, such temporary equalization tax will not be refundable to the non-resident stockholders.

Estate and Gift Tax

France imposes estate and gift tax when an individual or entity acquires shares of a French company by way of inheritance or gift.  The tax applies without regard to the residence of the transferor.  However, France has entered into estate and gift tax treaties with a number of countries.  Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specific conditions are met.  You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth Tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Rhodia shares if both of the following apply to you:

•                  you are not a French resident for the purpose of French taxation, and

•                  you own less than 10% of our share capital, either directly or indirectly, and your shares do not enable you to exercise influence on us.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax.

Taxation of U.S. Holders of Shares or ADSs

The following is a general summary of certain material U.S. federal income and French tax consequences to U.S. holders of owning and disposing of our shares or ADSs.  You will be a U.S. holder if you are the beneficial owner of Rhodia shares or ADSs and all of the following six points apply to you:

1.                    You own (directly, indirectly or through attribution) less than 10% of the outstanding share capital or voting stock of Rhodia,

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

(d)         a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust,

3.                    You are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, signed August 31, 1994 (the “U.S.-France tax treaty”) as a U.S. resident under the “limitation on benefits” article of that treaty,

4.                    You are not also a resident of France,

5.                    You hold the shares or ADSs as capital assets, and

6.                    Your functional currency is the U.S. dollar.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares or ADSs.

Special rules may apply to United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others.  Those special rules, except for certain rules applicable to certain tax-exempt investors, are not discussed in this summary.  Furthermore, this discussion is based on current United States tax laws and U.S. Internal Revenue Service (the “IRS”) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, administrative pronouncements, and French law and practice, all as in effect as of the date hereof and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.  In addition, this summary is based, in part, upon representations made by the Depositary to us and on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms.  You should consult your own tax advisors concerning the U.S. federal, state or local tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of the U.S.-France tax treaty and the United States Internal Revenue Code of 1986, as amended, if you own ADSs evidenced by ADRs, you will be treated as the owner of the shares represented by such ADSs.  Accordingly, in the following discussion, references to shares shall include ADSs unless the context specifically requires otherwise.

Taxation of Dividends

Withholding Tax and Avoir Fiscal.  In France, companies may only pay dividends out of income remaining after tax has been paid.  When stockholders resident in France received dividends from French companies in 2003, they generally were entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal attached to dividends paid in 2003 is generally equal to:

•                  50% of the dividend paid for (i) individuals and (ii) companies that own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

•                  10% of the dividend paid for the other stockholders.

In addition, if the distribution of dividends by us gave rise to the précompte (see below the paragraphs relating to the précompte), stockholders entitled to the avoir fiscal at the rate of 10% were generally entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the company.

As discussed in more detail above under “—French Taxation,” the French Budget Law for 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to residents of France which directly affects non-residents of France.

Under French domestic law, stockholders who are not resident in France are not eligible for the avoir fiscal, and French companies normally must deduct a 25% French withholding tax from dividends paid to non-residents of France.

Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if your ownership of Rhodia shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

As regards distributions made by our company in 2003, additional provisions apply if you are considered an “eligible” U.S. holder of shares or ADSs.  As regards dividends paid by our company in 2003, you are “eligible” if your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1.                    You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty (without also being a resident of France for French tax purposes), and

2.                    You are a U.S. corporation, other than a regulated investment company, which owns directly or indirectly less than 10% of the capital of the French payor company,

3.                    You are a U.S. corporation which is a regulated investment company, which owns directly or indirectly less than 10% of the capital of the French payor company, provided that less than 20% of your shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States, or

4.                    You are a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1 or point 2 above.

Pursuant to the U.S.-France tax treaty, eligible U.S. Holders are entitled to a refund of all or part of the avoir fiscal, net of the applicable withholding tax.

•                  An individual holder of our shares or ADSs that is a resident of the United States as defined pursuant to the provisions of the U.S.-France tax treaty and whose ownership of our shares is not connected with a permanent establishment in France, if he is still entitled to the transfer of the avoir fiscal with respect to distributions to be made in 2004, should remain an “eligible” U.S. holder with respect to distributions to be made by us in 2004.  As regards distributions of dividends to be made from  2005 on, and subject to confirmation by administrative guidelines from the French tax authorities, individual U.S. holders should be entitled to the transfer of the new tax credit implemented by the French Budget Law for 2004.

•                  Other U.S. holders (e.g., corporations, pension funds and other tax-exempt U.S. holders) will no longer be entitled to any refund of the avoir fiscal in respect of dividends paid from 2004 on.  They will not be entitled to the newly implemented tax credit either.

If you are an eligible U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

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

2.                    If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities.  This certificate must state all of the following five points:

a.                    You are a resident of the United States for the purposes of the U.S.-France tax treaty,

b.                   Your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France,

c.                    You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,

d.                   You fulfill all of the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal, so long as it is in full force and effect, and

e.                    You claim the reduced rate of withholding tax and payment of the avoir fiscal, so long as it is in full force and effect.

If you are an eligible U.S. holder of ADSs, you can obtain the form or certificate from the Depositary and also the U.S. Internal Revenue Service, and the Depositary will file it with French tax authorities as long as you deliver the completed form or certificate to the Depositary within the time period specified in the distribution to registered U.S. holders of ADSs.

If you are not an eligible U.S. holder or if you have not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%.  In that case, you may claim from the French tax authorities a refund of any excess withholding tax.

If you are an eligible U.S. holder and so long as it remains in effect, you may also claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid.  You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal.  As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid.  To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend.  For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

Although the French tax authorities have not yet issued any guidance regarding the procedures for claiming the benefit of the reduced rate of French withholding tax following the suppression of the avoir fiscal and, if applicable, the transfer of the newly implemented tax credit, any such benefits will be subject to compliance with cumbersome formalities.

Specific rules apply to the following stockholders:

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

With respect to dividends paid before 2004, these entities were entitled to claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and they satisfy certain filing formalities.

Please note that tax-exempt U.S. pensions funds and such other tax-exempt entities will be treated like any other corporate stockholders as regards the suppression of the avoir fiscal, and thus, in any event, these entities will no longer be entitled to any avoir fiscal with respect to dividends received from 2004 on.

Any avoir fiscal and any French withholding tax refunds of excess withholding tax are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052.  However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal or, if applicable, the new tax credit replacing the avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes.  You generally must include these amounts in income on the date payment is received by you, which, if you hold ADSs, will be the date payment is received by the Depositary.  Dividends paid by us will not give rise to any dividends received deduction.  They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

In addition, for U.S. federal income tax purposes, the amount of any dividend paid to you in euro, including any French withholding taxes, generally will be included in gross income in an amount equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether you convert the payment into U.S. dollars.  You may be required to recognize U.S. source ordinary income or loss when you subsequently sell or dispose of the euro.  You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the U.S.-France tax treaty.  This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•                  First, as a tax-free return of capital to the extent of your basis in your shares or ADSs, which will reduce the adjusted basis of your shares or ADSs.  This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those shares or ADSs.

•                  Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain.

French withholding tax imposed on the dividends you receive on your shares or ADSs and on any avoir fiscal at 15% under the U.S.-France tax treaty is treated as payment of a foreign income tax.  You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may instead claim an itemized deduction for all of the foreign taxes you pay in a particular year.  A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit.  The deduction, however, is not subject to the limitations applicable to foreign tax credits.

The Précompte.  As currently applicable, and provided the distributed dividends carry an avoir fiscal, a French company must generally pay an equalization tax known as the précompte to the French tax authorities if it distributes, before December 31, 2004, dividends out of:

•                  profits which have not been taxed at the ordinary corporate income tax rate, or

•                  profits which have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you should generally obtain a refund from the French tax authorities of any précompte paid by us with respect to distributions paid to you until December 31, 2004.

However, as mentioned above, the French tax authorities have not yet issued any guidelines to confirm whether such non-resident shareholders will be entitled to the refund of the précompte, if any, that we will pay on distributions to be made in 2004.  Under the U.S.-France tax treaty, the amount of the précompte refunded to U.S. residents is reduced by 15% withholding tax applicable to dividends (and with respect to distribution made before 2004 by the partial avoir fiscal, if any).  You are generally entitled to a refund of any précompte actually paid in cash, but not to any précompte that is paid by offsetting French and/or foreign tax credits.  To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the second year following the year in which the dividend was paid.

The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

For U.S. federal income tax purposes, the amount of the précompte, including any French withholding tax, generally will be included in your gross income as dividend income on the date it is received.  It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).  The amount of any précompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date the précompte is included in income, regardless of whether you convert the payment into U.S. dollars.  If you hold ADSs, this date will be the date the payment is received by the Depositary.  You generally will be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euro.

As a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution.  However, unlike the précompte, such temporary equalization tax will not be refundable to the non-resident stockholders.

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

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income.  Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003.  Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income).  Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items or ordinary income.  For this purpose, “qualified dividend income” generally includes dividends paid by U.S. corporations as well as by certain non-U.S. corporations, if among other things (including certain holding periods being met), (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France tax treaty) which provides for the exchange of information.  Rhodia currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes.  However, some of the eligibility requirements for non-U.S. corporations are not entirely clear and further guidance from the Internal Revenue Service is anticipated.  In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on certain commodities and securities transactions), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income.  We believe, based on our operations and assets, that we were not a PFIC for the year ended December 31, 2003.  However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our assets, which will likely change from time to time.  If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences.  These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs.  Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

U.S. Information Reporting and Backup Withholding

Distributions paid to you and proceeds from the sale or disposal of your shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28%.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding.  U.S. persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).  Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding.  However, these holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Taxation of Rhodia High yield Notes Issued May 28, 2003

French Taxation of Notes

The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of our high yield notes that were issued on May 28, 2003 (hereinafter in this section, the “Notes”).  This summary may only be relevant to you if you are not a resident of France, you do not hold your Notes in connection with a business conducted in France and you do not otherwise hold shares of our company.

This discussion is intended only as a descriptive summary.  It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances.  It is based on the applicable laws, conventions and treaties in force as of the date of this Annual Report on Form 20-F, all of which are subject to change, possibly with retroactive effect, or to different interpretations.  You should consult your own tax advisor about the potential tax effects of owning or disposing of Notes in your particular situation.

Notes issued by us are characterized as obligations under French commercial law and should be deemed issued outside France for purposes of Article 131 quater of the General Tax Code (Code général des impôts).

Pursuant to Article 131 quater of the General Tax Code (Code général des impôts), interest paid on such debt securities that are deemed issued outside France are entitled to the exemption from deduction of tax at source provided by such provision.

A holder of debt securities who is not a resident of France for French tax purposes will not be subject to income or withholding taxes imposed by France in respect of gains realized on the sale, exchange or other disposition of debt securities unless such debt securities form part of the business property of a permanent establishment or a fixed base that such holder has in France.

Transfers of debt securities will not be subject to any stamp duty or other transfer taxes imposed in France.

European Union Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income.  Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

This Directive was implemented in French law by the Amended Budget Law for 2003, which imposes on paying agents based in France to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner.  These reporting obligations will enter into force with respect to interest payments made on or after January 1, 2005, but paying agents are required to identify the beneficial owners of such payments as from January 1, 2004.

United States Taxation of Notes

The following discussion is a general summary of certain material U.S. federal income tax consequences of the ownership and disposition of the euro-denominated Notes (“Euro Notes”) or the U.S. dollar-denominated Notes (“Dollar Notes”) by a U.S. holder (as defined below) that holds the Notes as capital assets.  This summary is based on current United States tax laws and U.S. Internal Revenue Service (the “IRS”) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, and administrative pronouncements, all as in effect as of the date hereof, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may apply to holders subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding their Notes as part of a straddle, hedging transaction or conversion transaction, or persons whose functional currency is not the U.S. dollar.  Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  If you are a partner in a partnership that holds Notes, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

You will be a “U.S. holder” if you are the beneficial owner of Notes and are:

(a)          an individual citizen or resident of the United States for U.S. federal income tax purposes,

(b)         a corporation or certain other entities treated as corporations for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

(c)          an estate whose income is subject to U.S. federal income taxation regardless of its source, or

(d)         a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisors regarding the specific French and U.S. federal, state and local tax consequences of owning and disposition of the Notes in light of your particular circumstances, as well as any consequences arising under the laws of any other jurisdiction.

Interest

The gross amount of interest paid on a Note will be includible in your gross income as ordinary interest income at the time the interest is received or accrued, depending on your method of accounting for U.S. tax purposes.  A U.S. holder of Euro Notes that uses the cash method of accounting for tax purposes will realize interest income equal to the U.S. dollar value of the interest payment, based on the spot exchange rate on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

A U.S. holder of Euro Notes that uses the accrual method of accounting for tax purposes, or who otherwise is required to accrue interest prior to receipt, will accrue interest income on the Euro Notes in euros and translate that amount into U.S. dollars at the average spot exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. holder’s taxable year).  Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period.  A U.S. holder of Euro Notes that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest.  This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense.

The interest income you receive will be income from sources outside the United States, and with certain exceptions, will be treated separately, together with other items of “passive” income or, in certain cases, “financial services” income, for purposes of computing any foreign tax credit allowable under U.S. federal income tax laws.

Market Discount and Bond Premium

If you purchased a Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” unless such difference is less than a specified de minimis amount.  Market discount is considered to be zero if the market discount is less than one quarter of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity.  If a Note has market discount, you generally will be required to treat any partial principal payment received on, and any gain recognized upon the sale or other disposition of, the Note as ordinary income to the extent of the market discount that accrued during your holding period for the Note, unless you elect to include market discount in gross income annually over time as the market discount accrues (on a ratable basis or, at your irrevocable election, a constant yield basis).  In addition, if you hold a Note with market discount, and do not elect to accrue market discount into gross income over time, you may be required to defer the deduction of any interest expense incurred or continued to purchase or carry the Note.

Furthermore, if you purchase a Note with a more than de minimis market discount and it is subsequently disposed in a transaction that is non-taxable in whole or in part (other than certain transactions described in section 1276(d) of the Code), accrued market discount will be includible in gross income as ordinary income as if you had sold the Note at its then fair market value.

In the case of Euro Notes, market discount is determined in euro.  If you do not elect current inclusion, accrued market discount is translated into U.S. dollars at the spot rate on the date of disposition and included in income at that time.  No part of such accrued market discount is treated as exchange gain or loss.  If you elect to include market discount in income currently, the amount included in current income is translated into U.S. dollars at the average exchange rate in effect during each interest accrual period, or with respect to an interest accrual prior that spans two taxable years, at the average rate for the partial period within the taxable year.  Such an electing U.S. holder will recognize exchange gain or loss with respect to accrued market discount under the same rules as apply to accrued interest on a Note received by a U.S. holder on the accrual basis.  See “United States Taxation of Notes—Interest.”

If you purchased a Note for an amount in excess of its principal amount you may elect to treat the excess as “amortizable bond premium,” in which case the amount required to be included in your income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note’s yield to maturity) to that year.  Any election to amortize bond premium will apply to Notes held by you at the beginning of the first taxable year to which the election applies or thereafter acquired and is irrevocable without the consent of the IRS.  If you do not make the election to amortize the bond premium, it will decrease the gain or increase the loss otherwise recognized upon a taxable disposition of the Note.

In the case of Euro Notes, the amount of amortizable bond premium that will reduce your interest income is determined each year in euro.  At the time amortizable bond premium offsets your interest income, exchange gain or loss (which will be taxable as ordinary income or loss) will be realized with respect to amortizable bond premium on the Euro Note based on the difference between the spot rate of exchange on the date or dates the premium is recovered through interest payments on the Euro Note and the spot rate of exchange on the date you acquired such Euro Note.

If you purchased your Notes after their original issuance with market discount, acquisition premium or bond premium, you should consult your tax advisor regarding the tax consequences of owning and disposing of the Notes, including the availability of certain elections.

Purchase, Sale and Disposition of the Notes

Your adjusted tax basis in a Note generally will equal the U.S. dollar cost of the Note, increased by any market discount previously included in gross income and reduced by any principal payments received and any amortizable bond premium deducted.  The cost of a Euro Note generally will be the U.S. dollar value of the euro purchase price on the date of purchase, calculated at the exchange rate in effect on that date.  If the Euro Note is considered traded on an established securities market for U.S. federal income tax purposes, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the cost of the Euro Note at the spot rate on the settlement date of the purchase.

Except as discussed above with respect to market discount and below with respect to foreign currency gains or losses, gain or loss recognized upon the sale, exchange or other disposition of a Note generally will be U.S. source capital gain or loss, and will be long-term capital gain or loss if you have held the Note for more than one year at the time of the sale or other disposition.  The deductibility of capital losses is subject to significant limitations.  If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

Upon the sale, or other taxable disposition of a Note, you generally will recognize gain or loss in an amount equal to the difference between the amount realized (other than amounts attributable to accrued and unpaid interest, which will be taxable as ordinary interest income in accordance with your method of tax accounting as described above) and your adjusted tax basis in the Note.  To the extent of any market discount that has accrued on the Note but not been previously included in your gross income, any gain will be treated as ordinary income.  If you receive non-U.S. currency (including euro) on the disposition of a Euro Note, the amount received generally will equal the U.S.

dollar value of the non-U.S. currency received, determined on the date of disposition, in the case of an accrual basis U.S. holder, or the date payment is received, in the case of a cash basis U.S. holder.  If a Euro Note is considered traded on an established securities market for U.S. federal income tax purposes, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate on the settlement date of the sale, exchange or other disposition.  If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Gain or loss recognized upon the sale, exchange or other disposition of a Euro Note will constitute foreign currency gain or loss to the extent described below.  This foreign currency gain or loss will be taxable as U.S. source ordinary income or loss, but generally will not be treated as interest income or expense.  Upon the sale, exchange or other disposition of a Euro Note, you generally will recognize foreign currency gain or loss on the principal amount of the Euro Note equal to the difference between (i) the U.S. dollar value of the purchase price determined at the spot rate on the date payment is received or the Note is disposed of, and (ii) the U.S. dollar value of the purchase price for the Euro Note determined at the spot rate on the date the U.S. holder acquired the Euro Note.  However, you will recognize foreign currency or loss only to the extent of the total gain or loss realized on the sale, exchange or other disposition.

Receipt of Euro

A U.S. holder of Euro Notes may receive euros from us in payment for interest or principal.  The tax basis of any euros received by a U.S. holder generally will equal the U.S. dollar equivalent of such euros at the spot rate on the date the euros are received.  Upon any subsequent exchange of euros for U.S. dollars, you generally will recognize foreign currency gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the euros.  Upon any subsequent exchange of euros for property (including non-U.S. property), you generally will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the euros exchanged for such property based on the U.S. dollar spot rate for euros on the date of the exchange and your tax basis in the euros so exchanged.  Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

Exchange of Notes in the Exchange Offer

The exchange of Notes in the exchange offer will not be treated as a taxable transaction for U.S. federal income tax purposes because the registered Notes will not be considered to differ materially in kind or in extent from the original Notes.  As a result, there will be no material U.S. federal income tax consequences to you resulting from the exchange of the original Notes for registered Notes.  If you participated in the exchange offer, you should refer to the Form F-4 for further information on the consequences of the exchange and applicable rules for determining basis and holding periods of Notes.

U.S. Information Reporting and Backup Withholding

Payments of interest on and proceeds from the sale, exchange or other disposition of the Notes may be subject to information reporting to the IRS and backup withholding at a current rate of 28%.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding.  U.S. persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).  Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding.  However, these holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Tax Return Disclosure Requirements

You may be required to report a sale, retirement or other taxable disposition of Euro Notes on IRS Form 8886 (Reportable Transaction Disclosure Statement) if you recognize a foreign currency loss that exceeds $50,000 in a single taxable year from a single transaction, if you are an individual or trust, or higher amounts for other non-individual U.S. holders.  You are advised to consult your own tax advisors in this regard.

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

Item 11.  Quantitative and Qualitative Disclosure About Market Risk

The information below is based on certain assumptions and expectations that, by their nature, may prove to be incorrect, particularly due to changes in foreign exchange rates and interest rates, and changes in our exposure to these risks.

Exchange Rate Exposure

Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is to calculate on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions, and to use financial instruments to reduce such exposure against rate changes with respect to the euro.  Positions are recorded at market value for U.S. GAAP purposes.  The main instruments we currently use are over-the-counter forward exchange contracts with maturities of generally less than six months.

Interest Rate Exposure

We are most exposed to interest rate risk on the euro, the U.S. dollar and the pound sterling.  Swaps are used to manage this risk and control the cost of short- and medium-term debt.  Interest-rate swaps are used primarily to restructure variable-rate debt and substitute it with fixed-rate debt until maturity.  The maturities of these swaps range from three months to five years depending on the underlying debt.  The interest-rate sensitivity of these instruments is calculated regularly.

Exposure to Commodity Prices

Our exposure to commodity prices relates essentially to purchases of petrochemicals and natural gas.  Over-the-counter derivative instruments do not exist for the majority of our oil-derived raw materials.  In order to reduce this indirect exposure to oil prices we hedge using swaps, options and futures that are accounted for on a mark-to-market basis.  The nominal value of these contracts as of December 31, 2003 was 3.7 million barrels (for a delta Brent-based equivalent of 1.1 million barrels).

Derivative Financial Instruments

Our business and financial transactions expose us to various market risks, primarily exchange rate and interest rate fluctuations.  For several years, our policy has been to systematically hedge exchange risks.  A system for regularly reviewing and anticipating market trends to hedge against interest rate risk has also been established.  Our policy for managing market risk is based on centralizing both systematic hedging and continuous monitoring, which enables the Group to take advantage of the best available market conditions.

Sensitivity Analysis

We use derivatives to hedge our interest and exchange rate exposures.  Since January 1, 2001, we have calculated the sensitivity of these instruments to financial markets over a one-year period on the basis of possible reasonable price fluctuations.  The calculations below are evaluated at pre-tax levels.

Financial instruments held by us that are sensitive to changes in interest rates include short-term debt and financial assets, interest rate swaps and derivatives traded in organized over-the-counter markets.  The analysis of the sensitivity is calculated on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal.  A 100 basis point variation on December 31, 2003 and 2002 would have resulted in a maximum variation of net interest expense of €21.2 million and €18.5 million, respectively. Financial instruments held by us that are sensitive to fluctuations in exchange rates include forward exchange contracts, options, and payables and receivables in foreign currency.  The analysis of the sensitivity is based on an instantaneous 10% variation in the value of the euro with respect to these currencies in relation to year-end exchange rates, and all other things being equal.  A 10% variation in exchange rates on December 31, 2003 and 2002 would have a maximum impact on the fair value of the instruments measured by €7.3 million and €8.6 million, respectively.

Financial instruments held by us that are sensitive to changes in oil prices (Brent) include options and swaps.  The analysis of the sensitivity is calculated on the basis of a 10% variation in the Brent barrel price curve for the year in relation to year-end levels, all other things being equal.  In the case of a 10% variation in the price of oil on December 31, 2003 and 2002, these financial instruments would have had a maximum negative impact on earnings of €2.5 million and €9.0 million respectively.

Financial instruments held by us that are sensitive to changes in stock market prices were not significant at the end of 2003 and 2002.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a)                               Disclosure Controls and Procedures.  Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b)                               Internal Control Over Financial Reporting.  There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Nevertheless, during 2003 we identified certain errors in our consolidated financial statements that required us to restate the results of prior years.  In particular, we identified and corrected errors in our U.S. GAAP reconciliation note relating to the reporting of minimum pension liability and environmental indemnification payments received from Aventis.  In addition, we identified an error in calculating the tax basis associated with certain assets of a consolidated entity, which we corrected by restating both the primary financial statements and the U.S. GAAP reconciliation note included in our Annual Report on Form 20-F.  See Notes 1 and 31 to the Consolidated Financial Statements, “Item 3.  Key Information—Selected Financial Data,” and “Item 5.  Operating and Financial Review and Prospects—Introductory Note Regarding The Consolidated Financial Statements.”  We believe that these errors relate to the misapplication of very technical accounting principles.  In relation to the errors regarding our U.S. GAAP financial information, we have dedicated a full time employee with relevant expertise to the control of our U.S. GAAP financial reporting.

In addition, during 2003 we identified and corrected the falsification of a number of balance sheet entries in the financial statements of a foreign subsidiary.  To date, there is no evidence of misappropriation of funds.

We have developed, and are currently validating, a methodology for evaluating our principal internal control processes.  Under this methodology, we first identify process-by-process those controls which could have a significant impact on our financial statements, in particular those that can reduce to a minimal level the risk of errors, omissions or fraud, and then verify the effective functioning of these controls.  The goal is to evaluate the proper functioning of the controls and the absence of material weaknesses.  We will progressively deploy this methodology to a significant number of subsidiaries in 2004 and 2005 in order to be in a position to issue an internal control report regarding 2005.  Although this methodology was not developed in response to the errors referred to above, we believe that its implementation will contribute to reduction of the risk of future errors.

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined affirmatively that all of the members of our Accounts Committee, Messrs. Nanot, Langlois and de Fabiani, qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer, principal financial officers controllers, principal accounting and financial communications officers and persons performing similar functions.  The purpose of the code is to implement a system to deter dishonest conduct and to promote business ethics, in conformity with the requirements of the Sarbanes-Oxley Act of 2002.  The code is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our chief executive officer and our principle financial officers are expected to adhere to which they are expected to advocate.

The code provides that all employees must respect the rules outlined in our Compliance Policy, which contains standards that govern their professional and ethical conduct.

A copy of our code of ethics is filed as Exhibit 11.1 hereto.  There have been no amendments or waivers, express or implicit, to our code of ethics since its inception.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit services performed for us for each of the two fiscal years ended December 31, 2003.

	Year ended December 31, 2002				Year ended December 31, 2003
	Pricewaterhouse- Coopers		RSM Salustro Reydel(1)		Pricewaterhouse- Coopers		RSM Salustro Reydel(1)
	%	Fees	%	Fees	%	Fees	%	Fees
	(in € thousands, except percentages)				(in € thousands, except percentages)
Audit
Statutory audit, certification and audit of individual and consolidated financial statements	77%	4,834	100%	464	73%	3,797	100%	418
Other audit-related fees	15%	921	—	—	19%	977	—	—
Subtotal	92%	5,755	100%	464	91%	4,774	—	418
Other Services
Tax fees(2)	8%	505	—	—	9%	444	—	—
All other fees(2)	—	3			—	5	—	—
Subtotal	8%	508	—	—	9%	449	—	—
Total	100%	6,263	100%	464	100%	5,223	100%	418

(1)               The fees related to RSM Salustro Reydel represent 30% of the total fees for France.

(2)               Services rendered exclusively to foreign subsidiaries.

Accounts Committee Pre-approval Policies and Procedures

Our Accounts Committee organizes the procedure for selecting the independent external auditors, or statutory auditors, to be employed by us to audit our financial statements, and provides a recommendation to the board of directors regarding appointment and their terms of compensation.  The appointment of the selected independent external auditors is then approved by our board of directors and proposed to our stockholders for approval.  Our Accounts Committee also makes recommendations to the board of directors regarding retention, compensation, oversight and termination of any external auditor employed by us.  We adopted a policy on May 2, 2003 (the “Policy”), which was approved by our Accounts Committee, for the pre-approval of audit and other services provided by our statutory auditors (currently PricewaterhouseCoopers and RSM Salustro Reydel).  The Policy defines prohibited services, pre-approval procedures by the Group controller of certain audit-related services, as well as the audit-related and other services which must be approved in advance by the Accounts Committee.  The French Financial Security law of August 1, 2003 prohibits the engagement of our statutory external auditors employed by us to audit our financial statements to provide certain types of non-audit related services.

All of our engagements with the external auditors, regardless of amount, must be authorized in advance or pre-approved by our Accounts Committee in accordance with the Policy.  All requests for services by our external auditors must be submitted to our corporate controller, who presents them to the Accounts Committee to obtain prior authorization for the amount and scope of the services when required by the Policy.  The statutory auditors must state in their proposals that none of the proposed services affect their independence.

Because our Policy was not instituted until May 6, 2003, for the full year 2003, services provided to us by PricewaterhouseCoopers under contracts in existence on that date were grandfathered in accordance with the new SEC auditor independence rules, provided that the services were permissible under previous auditor independence rules.  From the date the Policy entered into force, however, all fees were approved pursuant to the Policy.

PART III

Item 17.  Financial Statements

Not Applicable.

Item 18.  Financial Statements

The following Consolidated Financial Statements are filed as part of this annual report.

Item 19.  Exhibits

1.1	By-Laws of Rhodia (unofficial English translation), as amended through May 21, 2002 (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed on June 27, 2002)

8.1	List of Subsidiaries (incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements of this annual report)

†10.1	Secured Co-ordination Agreement, dated December 23, 2003, between Rhodia, Borrowing Group Members, the Lenders and BNP Paribas as Intercreditor Agent and Facility Agents

11.1	Code of Ethics for senior financial officers

12.1	Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Pierre Prot, Chief Financial Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of Jean-Pierre Clamadieu, Chairman and Chief Executive Officer of Rhodia S.A., and Pierre Prot, Chief Financial Officer of Rhodia S.A., pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14(a)	Consent of PricewaterhouseCoopers

†  Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RHODIA

By:	/s/ Pierre Prot
Pierre Prot Senior Vice President and Chief Financial Officer

Date:  March 23, 2004

INDEX TO FINANCIAL STATEMENTS

The following Consolidated Financial Statements are included as part of this annual report.

RHODIA and Subsidiaries

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Rhodia:

We have audited the accompanying consolidated balance sheets of Rhodia and its subsidiaries as of December 31, 2003 and 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Rhodia’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

These financial statements have been prepared in accordance with accounting principles generally accepted in France, except for the following matter. As described in Note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, Rhodia’s financial statements have been restated in the Annual Report on Form 20-F to reflect the retroactive effects of a correction of an error relating to deferred income taxes as discussed in Note 31(g). Consolidated net result has been decreased by €18 million for the year ended December 31, 2003, increased by €38 million for the year ended December 31, 2002 and decreased by €26 million for the year ended December 31, 2001. Under accounting principles generally accepted in France (Plan Comptable Général art. 314-3 and Avis CNC n° 97-06), prior periods are not permitted to be retroactively restated, and the effect of the correction of error was reflected in the statement of operations for the year ended December 31, 2003.

In our opinion, except for the effect of the restatement described in the previous paragraph, the consolidated financial statements attached on pages F-4 to F-62 present fairly, in all material respects, the financial position of Rhodia and its subsidiaries as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in France.

The accompanying financial statements have been prepared assuming Rhodia will continue as a going concern. As discussed in Note 1, Rhodia is facing depressed market conditions which have led to restructuring programs and therefore Rhodia does not expect to generate positive cash flows from its operations in 2004. Note 1 also emphasizes that certain long-term debt arrangements are contingently due in May 2004. These matters raise substantial doubt on Rhodia’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

As discussed in Note 1, Rhodia changed its method of accounting for employees’ long-term service benefits as of January 1, 2003 in its primary consolidated financial statements. Further changes to the presentation of the consolidated balance sheet and statement of operations are also discussed in Note 2.2.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United Sates of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Paris, France

February 25, 2004

PricewaterhouseCoopers

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS (Restated)

December 31,

(In millions of €)

	Note	2003	2002	2001
Assets
Goodwill	5	437	1,186	1,354
Other intangible assets	6	132	177	206
Tangible assets	7	2,526	2,743	3,561
Investments and other assets:
Deposits and long-term receivables		170	120	98
Investments accounted for by the equity method	8	123	172	238
Investments at cost	9	54	67	75
Other assets	10	526	541	319
Total long-term assets		3,968	5,006	5,851
Inventories	11	726	835	1,044
Accounts receivable	12	311	378	524
Other current assets	13	758	917	916
Marketable securities	16	253	108	180
Cash and cash equivalents		513	143	233
Total current assets		2,561	2,381	2,897
Total Assets		6,529	7,387	8,748

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS (Restated)

December 31,

(In millions of €)

	Note	2003	2002	2001
Liabilities and Stockholders’ Equity
Common stock; par value €1 in 2003 and 2002, €15 in 2001; 179,309,188 shares issued in 2003, 2002 and 2001		179	179	2,690
Additional paid-in capital		2,513	2,514	3
Retained earnings/(deficit)		(1,841)	(397)	(391)
Cumulative translation adjustment		(599)	(441)	(52)
Total stockholders’ equity	17	252	1,855	2,250
Minority interests	18	23	23	84
Total stockholders’ equity and minority interests		275	1,878	2,334
Commitments and contingencies	25
Reserves for pensions, deferred income taxes and other costs in excess of one year	19	945	913	991
Other long-term liabilities		70	141	149
Long-term debt	20	1,886	1,739	1,949
Short-term borrowings and current portion of long-term debt	20	1,447	645	1,036
Accounts payable		784	948	885
Short-term reserves for pensions, deferred income taxes and other costs	19	311	301	474
Other current liabilities	21	811	822	930
Total current liabilities		3,353	2,716	3,325
Total Liabilities and Stockholders’ Equity		6,529	7,387	8,748

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS (Restated)

Years ended December 31,

(In millions of €)

	Note	2003	2002	2001
Net sales		5,453	6,617	7,279
Production costs and expenses		(4,218)	(4,844)	(5,541)
Administrative and selling expenses		(612)	(749)	(745)
Research and development expenses	27	(187)	(201)	(197)
Depreciation and amortization		(524)	(447)	(542)
Restructuring and environmental costs		(71)	(25)	(163)
Operating income/(loss)		(159)	351	91
Financial expense—net	22	(250)	(123)	(186)
Other income/(expense)—net	23	(98)	(72)	(108)
Income/(loss) of consolidated subsidiaries before income taxes		(507)	156	(203)
Income taxes	24	(160)	(28)	60
Income/(loss) of consolidated subsidiaries		(667)	128	(143)
Equity in earnings/(losses) of affiliated companies		(95)	(38)	(16)
Amortization of goodwill		(602)	(47)	(75)
Income/(loss) before minority interests		(1,364)	43	(234)
Minority interests		(5)	(9)	(5)
Net income/(loss)		(1,369)	34	(239)

Earnings/(loss) per share (in €)
• Basic		(7.63)	0.19	(1.33)
Average shares outstanding		179,309,188	178,765,518	179,103,640
• Diluted		(7.63)	0.19	(1.33)
Average shares after dilution		179,309,188	178,765,518	179,103,640

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Restated)

Years ended December 31,

(In millions of €)

	Common stock (note 17a)	Additional paid-in capital (note 17a)	Retained earnings/ (deficit) (note 17c)	Net income/ (loss)	Cumulative translation adjustment (note 17d)	Total Stockholders’ Equity (note 17)

Balance, December 31, 2000	2,690	3	(290)	225	(25)	2,603
Allocation to retained earnings			225	(225)		—
Dividends paid			(85)			(85)
Net loss				(239)		(239)
Translation			(2)		(27)	(29)
Balance, December 31, 2001	2,690	3	(152)	(239)	(52)	2,250
Allocation to retained earnings			(239)	239		—
Dividends paid			(21)			(21)
Net income				34		34
Reclassification	(1)	1				—
Treasury stock transactions			(10)			(10)
Translation			(9)		(389)	(398)
Reduction in par value of common stock from €15 to €1	(2,510)	2,510				—
Balance, December 31, 2002	179	2,514	(431)	34	(441)	1,855
Allocation to retained earnings		(1)	35	(34)		—
Dividends paid			(22)			(22)
Net loss				(1,369)		(1,369)
Change in accounting principles (1)			(48)			(48)
Translation			(6)		(158)	(164)
Balance, December 31, 2003	179	2,513	(472)	(1,369)	(599)	252

(1) The change in accounting principles relates to long-term service payments to employees (see Note 1).

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (Restated)

Years ended December 31,

(In millions of €)

	2003	2002	2001
Net income/(loss)	(1,369)	34	(239)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests	5	9	5
Depreciation and amortization of assets	1,126	494	617
Change in operating reserves	79	(79)	142
Change in financial reserves	92	5	8
Equity in (earnings)/losses of affiliated companies	95	38	16
Dividends received from affiliated companies	2	3	29
Net (gains)/losses from disposals of assets	31	35	(15)
Deferred income taxes	120	(31)	(154)
Unrealized exchange differences	(35)	28	(4)
Change in working capital:
(Increase)/decrease in inventories	63	14	123
(Increase)/decrease in accounts receivable	33	(19)	219
Increase/(decrease) in accounts payable	(144)	204	(185)
Increase/(decrease) in other operating assets and liabilities	(125)	(229)	114
Net cash provided by/(used for) operating activities	(27)	506	676
Additions to property, plant and equipment	(233)	(374)	(483)
Other capital investments	(42)	(52)	(102)
Proceeds from disposals of assets	92	363	500
(Increase)/decrease in loans and short-term investments	(173)	3	(69)
Net cash used for investing activities	(356)	(60)	(154)
Capital increase	—	—	6
Dividends paid to Rhodia stockholders	(22)	(21)	(85)
Share (purchases)/sales	—	(15)	—
New long-term borrowings	2,370	3,156	1,927
Repayments of long-term borrowings	(1,348)	(3,424)	(1,770)
Increase/(decrease) in short-term borrowings	(240)	(194)	(535)
Net cash provided by/(used for) financing activities	760	(498)	(457)
Net effect of exchange rate changes on cash	(7)	(38)	3
Increase/(decrease) in cash and cash equivalents	370	(90)	68
Cash and cash equivalents at beginning of year	143	233	165
Cash and cash equivalents at end of year	513	143	233

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Restated)

Note

1.	Accounting policies
2.	Evolution of consolidation scope and comparability
3.	Asset impairments
4.	Transactions with Aventis Group
5.	Goodwill
6.	Other intangible assets
7.	Tangible assets
8.	Investments accounted for by the equity method
9.	Investments at cost
10.	Other assets
11.	Inventories
12.	Accounts receivable
13.	Other current assets
14.	Asset securitizations
15.	Valuation allowances
16.	Marketable securities
17.	Stockholders’ equity
18.	Minority interests
19.	Reserves for pensions, deferred income taxes and other costs
20.	Financial debt (short-term and long-term)
21.	Other current liabilities
22.	Financial expense—net
23.	Other income/(expense)—net
24.	Income taxes
25.	Commitments and contingencies
26.	Information by segment and geographical area
27.	Research and development expenses
28.	Wages, benefits and number of employees
29.	Stock option plans
30.	Subsequent events
31.	Reconciliation to U.S. GAAP and new U.S. accounting standards
32.	Consolidated subsidiaries end of 2003

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Amounts in € millions, unless otherwise stated)

1.                                      ACCOUNTING POLICIES

The consolidated financial statements of Rhodia are prepared in accordance with Regulation no 99-02 issued by the Comité de la Réglementation Comptable (CRC) relating to the financial statements of commercial societies and public companies.

Regulation no 2000-06, issued by the CRC on January 1, 2002, which defines how companies account for liabilities, has been applied by Rhodia since January 1, 2000.

Rhodia recorded a change in accounting principles as of January 1, 2003, based on recommendation no 2003-R.01 issued by the Conseil National de la Comptabilité (CNC) on April 1, 2003, which states that benefits paid to employees during active employment are excluded from the scope of accounting standards relating to employee retirement benefit obligations.  Consequently, benefits paid to employees for long-term service are not accounted for in accordance with accounting standards relating to employee retirement benefit obligations but are accounted for in accordance with Regulation no 2000-06, which defines how companies account for liabilities and which requires the accrual of the accumulated long-term service benefit obligations at each balance sheet date.  Since this is a change in accounting principles, an adjustment of €48 million, net of tax, was recorded to stockholders’ equity as of January 1, 2003, reflecting the additional provision required to accrue amounts earned by employees through that date.

Restatement

The consolidated financial statements filed by Rhodia with the Autorité des Marchés Financiers (AMF) are prepared in accordance with principles generally accepted in France (French GAAP). French GAAP (Plan Comptable Général art. 314-3 and Avis CNC no 97-06) do not permit accounting errors to be corrected through a retroactive adjustment to the consolidated financial statements but require that a cumulative adjustment be recorded in the current year.  In order to comply with the rules and regulations of the U.S. Securities and Exchange Commission (SEC), Rhodia restated its primary consolidated financial statements presented within this Annual Report on Form 20-F (Form 20-F) to reflect the retroactive effects of a correction of an error relating to deferred income taxes as discussed in Note 31g. As a result, the consolidated financial statements presented in this Form 20-F differ from the consolidated financial statements filed by Rhodia with the AMF.  A reconciliation of the net income/(loss) and earnings/(loss) per share for the three years ended December 31, 2003 reported in accordance with French GAAP in Rhodia’s Document de Référence (Annual Report) filed with the AMF and those reported in this Form 20-F filed with the SEC follows:

	2003	2002	2001

Net income/(loss) (French GAAP)	(1,351)	(4)	(213)
Deferred income tax adjustment – (provision)/benefit	(18)	38	(26)
Net income/(loss) as restated	(1,369)	34	(239)

	2003	2002	2001
	(In €)
Basic and diluted earnings/(loss) per share:
French GAAP	(7.53)	(0.02)	(1.19)
Deferred income tax adjustment	(0.10)	0.21	(0.14)
As restated	(7.63)	0.19	(1.33)

Note 31 provides a reconciliation between French GAAP and accounting principles generally accepted in the United States (U.S. GAAP).

Going concern

Due to the depressed market conditions marked by persistently high raw material costs, a weakness in demand and the unfavorable impact of the strengthening of the euro against the U.S. dollar, Rhodia decided on the following actions in October 2003:

•                        refocus its portfolio of strategic businesses in order to accelerate the reduction of its debt by putting into place a divestment program with an objective of generating at least €700 million in divestitures by the end of 2004;

•                        develop a plan to reduce administrative and selling expenses by €120 million in 2005 and €165 million in 2006 (see Note 19e); and

•                        consolidate Rhodia’s short-term and medium-term financing requirements, and renegotiate those financings that Rhodia did not expect to meet the financial covenants at year end.

On December 23, 2003, Rhodia entered into a Secured Coordination Agreement (SCA) (see Note 20a) with twenty-three of its creditor banks.  This agreement provides for the maintenance of certain of Rhodia’s existing lines of credit totaling €968 million until May 15, 2004. Rhodia has undertaken to:

•                        achieve an asset disposal program to generate net cash proceeds of at least €700 million in 2004, of which at least €400 million of net cash proceeds is generated by June 30, 2004 (of which  €200 million is received in cash and the remaining €200 million is received in cash by December 31, 2004);

•                        launch a share capital increase to generate net cash proceeds of at least €300 million by May 15, 2004; and

•                        enter into a new line of credit agreement aggregating €758 million with the SCA creditor banks by March 17, 2004, that will be used to refinance existing lines of credit covered by the SCA. The maturity of the new line of credit is March 31, 2006 and is conditioned upon the receipt of the net cash proceeds from the share capital increase.

In addition, as Rhodia did not expect to be in compliance with the financial covenants of the $290 million U.S. Private Placement (USPP) notes as of December 31, 2003, it commenced discussions with the USPP note holders in 2003.  Rhodia has agreed to repay this debt in the first half of 2004, including a make-whole payment of $84 million (see Note 20c).

Finally, considering the persistence of the unfavorable economic conditions and the cash impact of the restructuring programs, Rhodia does not expect to generate positive cash flow from its industrial and commercial operations in 2004.

Rhodia is facing the repayment of two European medium-term facilities. The first one is for an amount of €500 million due in May 2005 and the second one is for an amount of €300 million due in March 2006.  The ability of Rhodia to repay these facilities depends in part on the ability of Rhodia to find new sources of financing.

In spite of these difficulties, management believes that the preparation of the consolidated accounts of Rhodia as of December 31, 2003 in accordance with the conventional accounting principles of a going concern is appropriate. Considering the amount of cash and cash equivalents and marketable securities available as of December 31, 2003 of €766 million, and the expected proceeds from the disposals of assets and the capital increase, Rhodia expects that these sources of liquidity will be sufficient to fund its financing needs in 2004. This assessment is subject to the following uncertainties that could affect that assessment:

•                        the cash forecasts prepared by its industrial and commercial operations which depend on external factors (raw material costs, exchange rate parity and levels of demand), an unfavorable evolution of these factors could have a substantial impact on Rhodia’s liquidity; and

•                        on the anticipated proceeds from the disposals of assets and from the capital increase undertaken in accordance with the SCA; however, there is no certainty of Rhodia’s ability to timely achieve these operations or to achieve the indicated amounts.

(a)                                  Consolidation policies

The consolidation is prepared from the accounts of Rhodia and its subsidiaries as of December 31.

Rhodia’s consolidated financial statements include the accounts of its significant majority-controlled subsidiaries (voting rights of more than 50%). Minority investments in companies where Rhodia’s voting rights are more than 20% are accounted for under the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see Note 8).

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

•                           assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia’s net investment, are accounted for net of tax as a separate component of stockholders’ equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction; and

•                           financial statements expressed in foreign currency are translated as follows:

•                       statements of operations of foreign consolidated companies are translated at average exchange rates for the year;

•                       balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates; and

•                       gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders’ equity (cumulative translation adjustment).

For countries with high inflation:

•                        non-monetary assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of operations;

•                        monetary items are translated at the official year-end exchange rate; and

•                        gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of operations under the heading “Other income/(expense)—net” (see Note 23).

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

The principal useful lives employed are:

—Buildings	10-40 years
—Plant and equipment:
—Machinery and equipment	5-15 years
—Other equipment	3-15 years
—Vehicles	4-20 years
—Furniture	10-15 years

Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above, and a corresponding financial debt is recorded.

(f)                                    Asset impairment tests

Goodwill:

For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the enterprise, including goodwill, with the fair value of the enterprise, which corresponds to the discounted cash flows of the enterprise, in the absence of an active market. Rhodia updates this comparison whenever events or circumstances indicate that the net book value of goodwill may not be recoverable. The methodology of valuing the reporting units as well as the principles assumptions is more fully described in Note 5.

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

(h)                                 Investments at cost

Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and market share price when available.

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

(l)                                    Pension, retirement and other post-employment obligations

Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on the “projected unit credit method”, including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals, net of unrecognized actuarial net gains or losses. The unrecognized actuarial gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

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

(n)                                 Environmental and product liabilities

Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and

(in some cases) settling such claims. If an event of loss is reasonably possible but cannot be reasonably estimated, Rhodia provides appropriate disclosure in Note 25a to its consolidated financial statements if such contingency is material. Rhodia records anticipated recoveries from third parties as an asset only when realization is deemed certain.

(o)                                  Consolidated Statements of Cash Flows

Cash and cash equivalents include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

The (increase)/decrease in loans and short-term investments, the (increase)/decrease in short-term borrowings and the increase/(decrease) in transfers of accounts receivables are shown net in the Consolidated Statements of Cash Flows since the original maturities of these assets and liabilities are less than three months. Share (purchases)/sales are shown net in the Consolidated Statements of Cash Flows since such transactions closed within three months and the gross amounts are not significant.

(p)                                  Stock options

Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the grant (measurement) date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in Note 29b.

(q)                                  Sales of accounts receivable

Transfers of accounts receivable are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and when Rhodia does not maintain effective control over the transferred assets.  Residual interests in receivables sold are carried at fair value.

(r)                                  Special purpose entities

In the management of its operations, if the need arises, Rhodia may use and own shares of special purpose entities, especially in connection with the sales of accounts receivable. Consolidation of these entities is not required under French GAAP as of December 31, 2003 since Rhodia does not participate in these entities as either a partner or shareholder. As a result of a change in the applicable French regulations in August 2003, consolidation of these entities will be required from January 1, 2004.

(s)                                  Estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

(t)                                    Revenue recognition

Rhodia’s policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred, the customer’s price is fixed or determinable and collectibility is reasonably assured. Revenue for services is recognized when services are performed.

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

(w)                                Treasury stock

Rhodia S.A. has been authorized by the general stockholders’ meeting to trade in Rhodia’s shares on the open market. The costs of acquiring any shares under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders’ equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to stockholders’ equity. Any shares purchased under these stockholder authorizations that are intended to be used for a specific purpose, either to maintain the share market price or for distribution to employees, are recorded as an asset at the lower of cost or average market price calculated over the last month of the year.

(x)                                  Production costs and expenses and administrative and selling expenses

Production costs and expenses consist of all costs of production, including the costs of services, and Rhodia’s share of the operating results of Butachimie. Administrative and selling expenses consist of the costs of central administrative operations, and selling, marketing and distribution costs.

(y)                                  Shipping and handling fees and costs and advertising expenses

Shipping and handling fees and costs invoiced to customers are included in Net sales. Shipping and handling fees and costs incurred by Rhodia are included in production costs and expenses.

Advertising expenses, which are not significant, are expensed as incurred.

2.                                      EVOLUTION OF CONSOLIDATION SCOPE AND COMPARABILITY

2.1                               Perimeter

Significant divestments in 2003:

Changes in the perimeter in 2003 were not significant when compared with 2002.  Therefore, no pro forma accounts are presented.

•               In July 2003, the polyurethane flame retardants business was sold to Albemarle Corporation.

•               In September 2003, the industrial additives business was sold to Kemira.

Net sales of these businesses in 2003, 2002 and 2001 were €29 million, €57 million and €58 million, respectively.

Significant divestments in 2002:

•                        In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation.

•                        In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris was a venture that specialized in processing hazardous industrial waste, and Latexia was a venture that specialized in producing and marketing latex for the paper industry.

•                        In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buyout led by Argos Soditic.

•                        In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi.

•                        In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) was sold to Bain Capital, and the brewing and enzymes businesses in France and the United Kingdom were sold to Genecor.

Net sales of these businesses in 2002 and 2001 were €556 million and €725 million, respectively.

Significant divestments in 2001:

•                        In April 2001, the European surfactants businesses of Albright & Wilson’s (A&W) (research, manufacturing and marketing) were sold to Huntsman International LLC.

•                        In June 2001, the Empicryl lubricant additives businesses of A&W were sold to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

Net sales of these businesses in 2001 were €124 million.

2.2                               Comparability

Change in the presentation of the consolidated balance sheet:

As a result of its quotation on the New York Stock Exchange, Rhodia had, until December 31, 2002, chosen to apply in the presentation of its consolidated balance sheet, the provisions of FAS 87 that relate to pension obligations.  This standard required Rhodia to record as a liability the excess of accumulated benefit obligations (calculated based on the present value of current salaries and wages) over the related plan assets and to record an equivalent amount as an intangible asset.  In order to comply with recommendation no 2003-R.01 issued by the Conseil National de la Comptabilité on April 1, 2003, which applies to the accounting for retirement obligations, Rhodia did not record this obligation and the related intangible asset as of December 31, 2003.  In addition, Rhodia adjusted its consolidated balance sheet as of December 31, 2002 and 2001 to remove this obligation and the related intangible asset in order to reflect comparable information to the December 31, 2003 presentation.  The impact on the December 31, 2002 and 2001 consolidated balance sheets were to remove the obligation and related intangible asset of €270 million and €231 million, respectively.

Change in the presentation of the consolidated statement of operations:

Shipping and handling fees and costs of €355 million and €375 million for 2002 and 2001, respectively, were reclassified from Administrative and selling expenses to Production costs and expenses to conform to the 2003 presentation.

3.                                      ASSET IMPAIRMENTS

During the fourth quarter of 2003, as a result of the continuing depressed market conditions and operating results and the latest medium-term plans prepared at the end of the third quarter of 2003 and submitted to our banks, which reflected significant adverse changes in the business climate and the modification of a number of macroeconomic assumptions which had an overall effect of reducing our financial projections (including the impact of a strengthening euro versus the U.S. Dollar, higher raw material and energy costs and lower expectations for growth in worldwide gross domestic product), Rhodia proceeded with an analysis, as of September 30, 2003, of the recoverability of the carrying value of its tangible, intangible and other long-lived assets based on these events and circumstances.

The amount of impairment recorded in 2003 totaled €875 million, and principally relates to the Pharma Solutions (including Chirex), Phosphorus and Performance Derivatives and Specialty Phosphates enterprises, and a deferred tax asset valuation allowance.  A summary of the impairment charges follows:

•                        Goodwill – €546 million (see Note 5).

•                        Tangible assets and other intangible assets – €109 million (see Notes 6 and 7).

•                        Companies accounted for by the equity method – €27 million (see Note 8).

•                        Deferred tax assets – €193 million (see Note 24).

4.                                      TRANSACTIONS WITH AVENTIS GROUP

(a)                                  Operational, administrative and financial transactions

As of December 31, 2003 and 2002, Aventis held 15.3% and 25.2%, respectively, of Rhodia’s capital. Up until October 15, 1999, Rhodia was controlled by Aventis. After Rhodia’s independence, operational, administrative and financial transactions are still carried out between these two groups. These transactions are not significant. All of these transactions are conducted at similar conditions to market.

(b)                                  Other transaction

The Environmental Indemnification Agreement with Aventis ended at the end of the first quarter of 2003 when, on March 14, 2003, the Board of Directors of Rhodia authorized the signing of the termination agreement.  In accordance with this agreement, Rhodia recorded a receivable from Aventis of €88 million as of December 31, 2003 of which €57 million was collected as of December 31, 2003 and €31 million are recorded in Other assets as of December 31, 2003 (see Note 25a).

5.                                      GOODWILL

	2003			2002
	Gross value	Amortization	Net book value	Net book value
Balance, January 1	2,040	(854)	1,186	1,354
Additions/(reductions) to goodwill	(71)	31	(40)	13
Goodwill amortization	—	(602)	(602)	(47)
Translation	(261)	154	(107)	(134)
Balance, December 31	1,708	(1,271)	437	1,186

Goodwill amortization for 2003 totaled €602 million, which includes accelerated amortization from the asset impairment tests of €546 million (see Note 3), and €20 million recorded in the first half of 2003 as accelerated amortization resulting from the sale of the polyurethane flame retardants business on July 24, 2003.

Net goodwill as of December 31 relates to the following acquisitions:

	2003	2002
A&W	105	503
Chirex	74	354
RTZ	46	53
Stauffer Chemicals	76	115
Kofran	31	33
Other	105	128
Total	437	1,186

In accordance with Notes 1f and 3, asset impairment tests were performed for each reporting unit of Rhodia.

The methodology used consists of the development of discounted cash flows, using the following principal assumptions:

•                        development by management of medium-term plans for five years for each reporting unit;

•                        discounting the net cash flows from these plans for each reporting unit using discount rates determined by reference to Rhodia’s weighted average cost of capital (WACC) net of tax (10% for the Pharma Solutions (including Chirex) reporting unit, and 8% for all other reporting units).  These WACCs have increased by 1.5% compared with the previous year, principally reflecting the increase in Rhodia’s credit risk in 2003; and

•                        determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

In addition, for certain reporting units, comparisons were made between values obtained from the discounted cash flow method and from the use of appropriate market multiples in order to access the fair value of these reporting units.

The goodwill impairment of €232 million relating to the Pharma Solutions reporting unit (activities principally from the Chirex acquisition) resulted from the following:

•                        beginning in 2003, activities acquired in the Chirex acquisition were integrated with other pharmaceutical activities of Rhodia to form a new reporting unit named Pharma Solutions;

•                        the reporting unit prepared estimated discounted cash flows that reflected a delay in the signing of a key contract with a major customer to develop the reporting unit, a reduction of the estimated growth rate for the reporting unit as compared with the last medium-term business plan prepared in 2002 (4% from 5%), which also reflected a reduction in the estimated rebound in the market for the pharmaceutical industry; and

•                        increase of the discount rate to 10% in 2003 as mentioned above.

The goodwill impairment of €110 million relating to the Phosphorus and Performance Derivatives reporting unit (activities from the A&W acquisition) resulted from the following:

•                        a portion of this reporting unit (polyurethane flame retardants) was sold in July 2003.  Discounted cash flow projections prepared in 2003 reflect adjustments for the consequences of this sale and the impact of higher raw material costs in China;

•                        the growth rate of 3.5%, reflecting Rhodia’s expectation that its position as a leader in this reporting unit’s markets as well as innovation will support this growth rate; and

•                        the discounted cash flows were compared with the value obtained by using appropriate market multiples.  Applying the actual multiple achieved in the disposal of the flame retardants business results in a fair value similar to the discounted cash flows.

The goodwill impairment of €204 million relating to the Specialty Phosphates reporting unit (activities from the A&W and Stauffer acquisitions), of which €12 million relate to the excipient phosphates business of the Pharma Solutions reporting unit, resulted from the following:

•                           the growth rate was reduced to zero for this reporting unit, reflecting the mature market conditions of the majority of its products in particular the detergents and water treatment businesses and to a lesser extent the food ingredients business; and

•                           in addition to the discounted cash flows, Rhodia considered an anticipated disposal of this reporting unit and developed a fair value of this reporting unit by using a range of appropriate market multiples. The impairment recorded was determined by reference to the average of the values obtained by these two approaches.

Net goodwill as of December 31 relates to the following reporting units:

	2003	2002
Pharma Solutions	91	385
Phosphorus and Performance Derivatives	119	325
Specialty Phosphates	42	259
Other	185	217
Total	437	1,186

6.                                      OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following as of December 31:

	2003			2002
	Gross value	Amortization	Net book value	Net book value(1)
Patents and trademarks	94	(66)	28	38
Software	262	(179)	83	95
Other	52	(31)	21	44
Total	408	(276)	132	177

(1)                                  Accumulated amortization as of December 31, 2002 was €264 million.

Amortization charges relating to other intangible assets are as follows:

	2003	2002	2001

Patents, trademarks and software	(38)	(30)	(34)
Other(1)	(20)	(3)	(5)
Total	(58)	(33)	(39)

(1)                                  Amortization for 2003 includes accelerated amortization of €18 million relating to a long-term supply contract from the A&W acquisition recorded as a result of the asset impairment tests (see Note 3).

7.                                      TANGIBLE ASSETS

(a)                                  Tangible assets consist of the following as of December 31:

	2003			2002
(at cost)	Gross value	Amortization	Net book value	Net book value(1)
Land	199	(41)	158	163
Buildings	1,104	(667)	437	470
Plant and equipment	5,558	(3,808)	1,750	1,885
Assets under construction	181	—	181	225
Total	7,042	(4,516)	2,526	2,743

(1)                                  Accumulated depreciation as of December 31, 2002 was €4,448 million.

Included in the above table are the following amounts related to assets subject to capital leases as of December 31:

	2003	2002
Land	14	2
Buildings	31	16
Plant and equipment	152	15
Assets under construction	41	—
Gross value—at cost	238	33
Less accumulated depreciation	(20)	(22)
Net book value	218	11

The increase in capital leases as of December 31, 2003 resulted from modifications to financing agreements that affected leases previously accounted for as operating leases (see Note 20g).

(b)                                  Movements

	2003	2002	2001
Net book value, January 1	2,743	3,561	3,759
Additions	218	368	518
Disposals	(33)	(157)	(181)
Depreciation for the year	(456)	(409)	(500)
Other (translation, changes in structure)	54	(620)	(35)
Net book value, December 31	2,526	2,743	3,561

Depreciation for 2003 includes accelerated depreciation relating to the asset impairment test described in Note 3. This accelerated depreciation of €90 million relates to Pharma Solutions (€33 million), Phosphorus and Performance Derivatives (€11 million), Specialty Phosphates (€37 million) and other enterprises (€9 million). Other for 2003 includes €235 million of capitalized leases resulting from modifications to leasing agreements necessitated by the SCA (see Note 20a).

8.                                      INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2003	2002	2001
Balance, January 1	172	238	269
Equity in income/(losses)	(95)	(38)	(16)
Rhodia’s share of Butachimie’s income taxes	(4)	(2)	(23)
Dividends paid	(2)	(3)	(21)
Changes in scope of consolidation (1)	49	(26)	24
Translation	3	3	5
Balance, December 31	123	172	238

(1)                                  Includes a capital increase to the Nylstar Group of €45 million in 2003.

The variance in the equity in loss of the investments carried at equity includes an accelerated depreciation of €27 million recorded by the Nylstar Group in 2003, as a consequence of the asset impairments described in Note 3.

In 2002, the useful lives of the tangible assets at Nylstar, accounted for by the equity method, were revised to conform to the useful lives used by Rhodia. The positive impact on income amounted to €3.8 million.

Distribution of the investments accounted for by the equity method:

	% Ownership	2003	2002
Nylstar Group	50.00	18	51
Butachimie	50.00	59	56
Gelymar	50.00	10	9
Other (less than €10 million)		36	56
Total		123	172

As of December 31, 2003, Nylstar owes Rhodia €20 million.  Therefore, Rhodia’s total investment in Nylstar amounted to €38 million. As a result of significant losses experienced over the past three years and the significant restructuring program launched in 2003, Nylstar faces financial difficulties that caused the management of this company to renegotiate its loans with its financial lenders in order to improve its liquidity and to continue to operate.  At present, these negotiations have not been completed, but the management of Nylstar believes that they should be able to successfully negotiate a new financing agreement.  In the meantime, Nylstar received a capital contribution from its two partners of €10 million in January 2004 (subscribed 50% by Rhodia).  As a condition of the signing of the bank refinancing, the two partners have agreed to convert outstanding loans as of December 31, 2003 to capital.  They have further undertaken to make available, either as subscription of share capital increase or as grant of new subordinated loans, an additional aggregate amount of up to €14 million each, subject to certain conditions.  Under these circumstances, the management of Nylstar believes that the application of the accounting standards, based on a going concern, are appropriate in the presentation of its consolidated accounts as of December 31, 2003.  Rhodia recorded its share of losses based on these accounting standards.

(a)                                  Joint-ventures accounted for by the equity method

Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie’s production, and almost all of these purchases are then sold to Rhodia companies, which produce mainly polyamide intermediates, polymer, fibers and engineering plastics. Because Butachimie’s production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of Production costs and expenses in the consolidated statements of operations rather than being included in Equity in earnings/(losses) of affiliated companies. In addition, income taxes are not presented in Equity in earnings/(losses) of affiliated companies but in Income taxes.

Besides its interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (Italy) and Eastman Chemicals Company (USA), respectively.

(b)                                     Summarized aggregate financial information of 50% or less-owned persons accounted for on the equity method (statement of operations data excludes Butachimie and balance sheet data includes Butachimie):

	2003	2002	2001
Net sales	852	1,025	1,534
Operating income/(loss)	(82)	5	18
Net income/(loss)	(159)	(47)	(10)

Noncurrent assets	961	1,203	1,576
Current assets	551	682	834
Total assets	1,512	1,885	2,410
Equity	282	335	429
Minority interests	6	11	24
Noncurrent liabilities	623	716	972
Current liabilities	601	823	985
Total liabilities and equity	1,512	1,885	2,410

The variation in 2002, especially net sales, reflects the disposals of Teris and Latexia (see Note 2.1).

Summarized financial information of Nylstar, included in the aggregate financial information above:

	2003	2002	2001
Net sales	504	557	593
Operating income/(loss)	(87)	(28)	(39)
Net income/(loss)	(155)	(63)	(25)

Noncurrent assets	315	482	521
Current assets	179	208	278
Total assets	494	690	799
Equity	48	116	180
Minority interests	5	7	16
Noncurrent liabilities	108	148	189
Current liabilities	333	419	414
Total liabilities and equity	494	690	799

(c)                                   Commercial transactions between Rhodia consolidated companies and affiliates accounted for by the equity method:

	2003	2002	2001
Purchases from affiliates accounted for by the equity method (1)	148	167	160
Sales to affiliates accounted for by the equity method (2)	135	139	188

(1)                                  Principally purchases from Primester.

(2)                                  Principally sales to Nylstar.

9.                                      INVESTMENTS AT COST

Investments at cost consist of the following as of December 31:

	% Ownership	2003	2002
Phosphoric Fertilizers Industry	8.41	9	9
Stilon	—	—	6
Other (less than €5 million)		45	52
Total		54	67

The investment in Stilon (€6 million), an affiliate of Nylstar Group, has been reclassified to Other assets pending transfer of title. This investment was exchanged for technical plastics and technical fibers activities in Poland. The Other category includes some entities that are majority owned or owned by more than 20%. However, these entities are not consolidated because they are not significant.

10.                               OTHER ASSETS

Other assets consist of the following as of December 31:

	2003	2002
Long term receivables	176	108
Long term deferred tax assets	75	165
Prepaid pension cost (Note 19c)(1)	213	252
Other	62	16
Total	526	541

(1)                                  Prepaid pension costs correspond to the United Kingdom and U.S. pension plans.

11.                               INVENTORIES

Inventories consist of the following as of December 31:

	2003	2002
Raw materials and spare parts	317	350
Work in progress	38	50
Finished products	452	512
Gross book value	807	912
Valuation allowances	(81)	(77)
Net book value	726	835

Due to the diverse nature of Rhodia’s businesses, certain products, depending on the circumstances, may be considered alternatively as raw materials, work in progress or finished products.

12.                               ACCOUNTS RECEIVABLE

Accounts receivable consist of the following as of December 31:

	2003	2001
Accounts receivable	348	417
Less: allowance for doubtful accounts	(37)	(39)
Net receivables	311	378

13.                               OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31:

	2003	2002
Prepaid and recoverable taxes	202	239
Prepaid expenses and accrued interest	26	29
Short-term loans and current portion of long-term loans	51	122
Assets held for sale	13	17
Deferred income taxes	86	152
Other receivables	285	261
Other	95	97
Total	758	917

14.                               ASSET SECURITIZATIONS

Certain Rhodia companies sold uncollected trade and other receivables during 2003 and 2002, on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits.

The amount of trade receivables sold as of December 31, 2003 and 2002 was €523 million and €627 million, respectively, which generated a net cash collection of €378 million in 2003 compared with €531 million in 2002, reflecting a dilution of 27.7% and 15.3%, respectively. The average amount of trade receivables sold in 2003 was €553 million compared with €635 million in 2002, which generated an average net cash collection of €443 million in 2003 compared with €539 million in 2002, reflecting an average dilution of 19.9% and 15.1%, respectively. The amount of other receivables sold as of December 31, 2003 and 2002 was €48 million and €106 million, respectively, which generated a net cash collection of €35 million in 2003 compared with €90 million in 2002, reflecting a dilution of 27.1% and 15.1%, respectively. The average amount of other receivables sold in 2003 was €77 million compared with €78 million in 2002, which generated an average net cash collection of €63 million in 2003 compared with €66 million in 2002, reflecting an average dilution of 18.2% and 15.4%, respectively.

Residual interests were €158 million and €96 million as of December 31, 2003 and 2002, respectively, and are stated at fair value based on the present value of estimated cash flows. Discount rates used, which include estimated credit losses, were 6.0% in 2003 and 5.2% to 6.0% in 2002. Due to the short-term nature of these receivables, fair value approximates book value.

The total amount of cash received from QSPEs in 2003 and 2002, principally relating to cash received from the sale of receivables, was approximately €3.2 billion and €3.4 billion, respectively. The total amount of cash remitted to QSPEs in 2003 and 2002, principally relating to the collection of cash from customers and the remittance of this cash to the QSPEs in our capacity as servicing agent for the receivables programs, was approximately €3.2 billion and €3.4 billion, respectively.

The loss on the sales of receivables (€21 million, €29 million and €27 million for 2003, 2002 and 2001, respectively), reflecting the economic costs of payment terms given to customers, is reported as Other income/(expense) — net (see Note 23).

15.                               VALUATION ALLOWANCES

Valuation allowances as of December 31 2003, 2002 and 2001, and the movements for the years ended December 31, 2003 and 2002 are as follows:

	January 1, 2003	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2003
Deposits and long-term receivables	(26)	(10)	—	—	(36)
Other long-term assets (2)	(161)	(315)	—	10	(466)
Inventories	(77)	(10)	1	5	(81)
Trade accounts receivable	(39)	—	—	2	(37)
Other provisions	(12)	(7)	—	—	(19)
Total	(315)	(342)	1	17	(639)

(1)                                  Translation and transfers between short-term and long-term.

(2)                                  Charge for the period relates to the deferred tax valuation allowance.

	January 1, 2002	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2002
Deposits and long-term receivables	(32)	(2)	5	3	(26)
Other long-term assets	(149)	(21)	—	9	(161)
Inventories	(88)	1	3	7	(77)
Trade accounts receivable	(43)	(3)	—	7	(39)
Other provisions	(15)	11	(7)	(1)	(12)
Total	(327)	(14)	1	25	(315)

(1)                                  Translation and transfers between short-term and long-term.

16.                               MARKETABLE SECURITIES

As of December 31, 2003 and 2002, respectively, marketable securities consisted of €253 million and €108 million of short-term investments with a market value approximating book value.

17.                               STOCKHOLDERS’ EQUITY

(a)                                  Common stock

As of December 31, 2003, Rhodia’s total capital amounted to €179 million, composed of 179,309,188 shares, the same as of December 31, 2002.

The average number of shares outstanding in 2003 amounted to 179,309,188 shares. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the average number of shares outstanding, increased by the number of shares that would be issued if all dilutive common stock instruments at year end were exercised. Diluted earnings per share are equal to basic earnings per share in 2003, 2002 and 2001 as the loss would result in dilutive common stock instruments being anti-dilutive.

At the May 21, 2002 stockholders’ meeting, the stockholders approved a reduction in capital (not motivated by losses) in an amount of €2,510 million by way of reduction in the par value of the common stock from €15 to €1. The amount of the reduction in common stock par value was credited to additional paid-in capital.

As of December 31, 2003, 2002 and 2001, Aventis owned 15.3%, 25.2% and 25.2%, respectively, of the capital of Rhodia. Rhodia shares owned by Aventis used to allow Aventis to cover its obligation to reimburse holders of Aventis bonds exchangeable for Rhodia shares. These bonds were issued by Aventis at the time of the secondary public offering. On November 29, 2002, Aventis made a cash tender offer to repurchase all of these bonds. There are no longer any bonds exchangeable for Rhodia shares.

(b)                                  Treasury stock

In July 2000, Rhodia entered into a put option with a bank for 1,610,820 shares exercisable in 2002. On September 12, 2002, as a result of the exercise of that option, Rhodia purchased the shares for cash and resold them on the open market for cash. In addition, Rhodia sold on the open market 216,599 shares acquired in previous years. The sale of these shares on the open market generated a charge to retained earnings of €10 million, net of tax. The fair value of the put option at December 31, 2001 was €14 million.

As of December 31, 2003, Rhodia does not hold any of its own shares, nor is it a party to options to purchase or sell its own shares.

(c)                                  Rhodia S.A. distributable retained earnings

As of December 31, 2003, after considering the net loss of the period due to the loss in value of its investments, Rhodia S.A. does not have any distributable retained earnings.

(d)                                  Translation adjustments

The negative variance in the cumulative translation adjustments for 2003 of €(164) million is mainly attributed to the U.S. dollar (€79 million) and the U.K. pound sterling (€57 million).

18.                               MINORITY INTERESTS

	2003	2002
Balance, January 1	23	84
Minority interests in net income/(loss)	5	9
Dividends distributed	(1)	(1)
Change in structure	(1)	(63)
Translation	(3)	(6)
Balance, December 31	23	23

The variation in 2002 relates essentially to the sale of Rhodia-Ster.

Minority interests consist of the following as of December 31:

	2003	2002
Osiris	7	7
Rhodia Hengchang	6	6
A&W Chemicals	2	3
Beijing RP Eastern Chemical Ltd	3	2
Other (below €3 million)	5	5
Total	23	23

19.                               RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

(a)                                     Reserves for pensions, deferred income taxes and other costs consist of the following at December 31

	2003		2002
	More than one year	Less than one year	More than one year	Less than one year
Pension and retirement costs	589	55	518	50
Deferred income taxes	132	8	167	19
Restructuring	24	128	38	117
Environmental	64	19	78	17
Other	136	101	112	98
Total	945	311	913	301

(b)                                  Movements

	Balance, January 1	New Measures	Expenditures Charged to Reserves(1)	Change in Structure	Translation	Other Movements (2)	Balance, December 31
Pension and retirement costs	568	92	(60)	—	(4)	48	644
Deferred income taxes	186	—	(15)	(7)	(24)	—	140
Restructuring	155	71	(93)	—	(16)	35	152
Environmental	95	13	(20)	—	(2)	(3)	83
Other	210	168	(127)	—	(14)	—	237
Total 2003	1,214	344	(315)	(7)	(60)	80	1,256
Pension and retirement costs	559	94	(69)	(9)	(7)	—	568
Deferred income taxes	238	5	—	(9)	(48)	—	186
Restructuring	309	25	(152)	—	(27)	—	155
Environmental	121	3	(12)	—	(17)	—	95
Other	255	172	(183)	(2)	(32)	—	210
Total 2002	1,482	299	(416)	(20)	(131)	—	1,214

(1)                                  Essentially represents spending for the year.

(2)                                  Includes provision for benefits accrued for long-term service of €48 million.  Also includes accounts receivable from Aventis relating to the Environmental Indemnification Agreement (see Note 25a) of €35 million.

(c)                                  Pension, retirement and other post-employment obligations

Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. The principal commitments of Rhodia for pension and retirement plans are in the U.S., the United Kingdom and France.

Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on: (a) turnover assumptions for current personnel, mortality assumptions for plan participants and assumptions concerning future salary increases; (b) a retirement age of 60 to 65 and other retirement assumptions reflecting local economic and demographic factors; (c) discount rates (used in determining the actuarial present value of the projected benefit obligation) of 5% as of December 31, 2003 (5.75% as of December 31, 2002) for French plans, 6% as of December 31, 2003 (6.75% as of December 31, 2002) for U.S. plans and 5.8% as of December 31, 2003 (5.9% as of December 31, 2002) for the United Kingdom plans; and (d) expected long-term rates of return on plan assets of 8.5% as of December 31, 2003 (9% as of December 31, 2002) for U.S. plans and 8% as of December 31, 2003 (8% as of December 31, 2002) for the United Kingdom plans.

Concerning defined benefit plans in France, these plans are unfunded.  The related liabilities to these employees have been calculated as of December 31, 2003, taking into consideration the regulations issued as of August 21,

2003 relating to retirement benefit obligations.

As of October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets as of December 31, 2003 and 2002:

	Pension and retirement benefits		Other post- employment benefits
	2003	2002	2003	2002
PROJECTED BENEFIT OBLIGATION
Benefit obligation, January 1	2,056	2,173	59	64
French companies	674	614	—	—
Foreign companies	1,382	1,559	59	64
Service cost	33	37	1	1
Interest cost	118	131	4	4
Plan changes	3	5	—	(2)
Acquisitions and divestitures	1	(16)	—	—
Curtailments and settlements	1	1	—	—
Actuarial (gains)/losses	191	22	5	6
Benefits paid	(129)	(138)	(4)	(4)
Translation	(124)	(159)	(9)	(10)
Benefit obligation, December 31	2,150	2,056	56	59
French companies	743	674	—	—
Foreign companies	1,407	1,382	56	59
PLAN ASSETS AT FAIR VALUE
Fair value, January 1	1,122	1,281	—	—
Actual return on plan assets	123	(73)	—	—
Employer contributions	4	158	3	4
Plan participant contributions	4	4	—	—
Benefits paid	(77)	(91)	(3)	(4)
Acquisitions and divestitures	—	—	—	—
Curtailments and settlements	(1)	(15)	—	—
Translation	(109)	(142)	—	—
Fair value, December 31	1,066	1,122	—	—
Projected benefit obligation in excess of (less than) plan assets	1,084	934	56	59
Unamortized net gains/(losses):
Unrecognized net gains/(losses)	(650)	(607)	(20)	(19)
Net transition (debit)/credit	—	—	(5)	(7)
Plan amendments	(3)	(11)	—	—
Pension liability (prepaid pension cost) recognized in the consolidated balance sheet	431	316	31	33
Long-term liability	589	518	30	32
Short-term liability	55	50	1	1
Prepaid pension cost	(213)	(252)	—	—

The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

	2003	2002
Present value of accumulated benefit obligations:
France	689	631
U.S.	296	28
United Kingdom	792	790
Other	217	202
Present value of projected benefit obligations:
France	743	674
U.S.	317	28
United Kingdom	872	867
Other	218	205
Fair value of plan assets:
France	—	—
U.S.	258	13
United Kingdom	742	766
Other	66	56

Concerning the U.S. plan, the variation is due to the market value of the plan asset being less than the benefit obligation in 2003, whereas in 2002 the position was the opposite for essentially all of the plans.

Net periodic pension cost includes the following components:

	2003	2002	2001
Benefits earned during the year	33	37	51
Interest cost	118	131	138
Expected return on plan assets	(83)	(102)	(128)
Net amortization and other deferrals	33	38	31
Net pension expense	101	104	92

(d)                                  Reserves for restructuring costs

Restructuring reserves relate to the following costs:

	2003	2002
Employee termination benefits	51	67
Closure costs	36	37
Environmental costs	65	51
Total	152	155

Employee termination benefit costs include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the non-French Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are accrued as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are accrued upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see Note 19f).

Restructuring costs for the years ended December 31, 2003, 2002 and 2001 follow:

	2003	2002	2001
Reserves as of January 1	155	309	238
New measures	73	29	178
Changes in estimates of earlier measures	(2)	(4)	(15)
Charged to operations	71	25	163
Expenditures charged to the reserve	(93)	(152)	(113)
Effect of changes in structure and other (1)	35	—	15
Effect of changes in exchange rates	(16)	(27)	6
Long-term reserves	24	38	62
Short-term reserves	128	117	247
Reserves as of December 31	152	155	309

(1)                                  Includes a €32 million increase in provisions included in the Aventis indemnification that had no impact on net income.

In 2003, new measures consist of €73 million and correspond mainly to:

•                        industrial restructurings, principally at the HPCII business of the Consumer Care and Food Division (€12 million) corresponding to manufacturing operations of tri-polyphosphate (STTP) at Rouen, the Chirex business of the Pharmaceuticals and Agrochemicals Division (€4 million) corresponding to industrial productivity at the Holmes Chapel, Dudley and Annan sites, and the Intermediates business of the Pharmaceuticals and Agrochemicals Division and the Eco Services business of the Industrial Care and Services Division at the St. Fons site in France (€6 million);

•                        retirement costs (€2 million) at the Intermediates business of the Pharmaceuticals and Agrochemicals Division and the Polyamide Intermediates business of the Automotive, Electronics and Fibers Division;

•                        productivity plans at the service functions (Engineering, Finance, Human Resources, etc.) and at the Corporate staff for a total of €24 million; and

•                        other restructuring plans totaling €16 million in Europe, €6 million in North America, €2 million in Latin America and €1 million in Asia principally concerning improvements in industrial productivity and administrative measures.

In 2003, the utilization of provisions for €93 million principally relate to the restructuring plans of 2001 (€27 million) and 2003 (€42 million), in particular:

•                        in France, €32 million relating to industrial restructuring at the Chalampe, Valence and Belle Etoile sites, as well as productivity improvements in different functions, principally Engineering and Research and Development and administrative cost reductions;

•                        in North America, €30 million principally relating to environmental expenses (€9 million) at the Martinez, Portland and Silver Bow sites and to closure costs at other industrial sites (€8 million);

•                        in the United Kingdom, €21 million principally relating to closure costs of the Whitehaven site (€8 million) and to expenses relating to the 2002 and 2003 Chirex restructuring plans (€9 million) at the Holmes Chapel, Dudley and Annan sites; and

•                        in the rest of Europe, (€7 million) and in other countries (€3 million) relating to productivity improvements at various industrial and administrative sites.

In 2002, new measures for €29 million principally concerned industrial restructuring at the Eco Services business—Industrial Care and Services Division (€9 million), the launch of industrial restructuring at Chirex—Pharmaceuticals and Agrochemicals Division (€7 million) and productivity plans at various headquarters sites (€4 million).

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

•                           in North America for an amount of €35 million relating mainly to industrial rationalizations at a number of industrial sites (New Brunswick, Martinez, Buckingham, Morrisville and Silver Bow) and a number of administrative actions at the Consumers Care and Food Division, the relocation of the Shelton headquarters to Cranbury and other productivity improvements at shared services at Cranbury; and

•                           in the rest of Europe and other countries for an amount of €19 million and €10 million, respectively, relating mainly to industrial rationalizations and other administrative actions.

In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to €178 million and mainly involve rationalization plans and productivity improvements in the following countries:

•                        the United States for an amount of €51 million relating mainly to: the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Pharmaceuticals and Agrochemicals Division, as well as Troy, New York of the Industrial Care and Services Division for a total amount relating to the closure of these three sites of €27 million, the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of €13 million and productivity improvements mainly in the Consumer Care and Food Division for an amount of €8 million;

•                        France for an amount of €62 million relating mainly to: the cessation of the manufacturing of a product of the Pharmaceuticals and Agrochemicals Division at the Lille site (€14 million), manufacturing productivity improvements of the Pharmaceuticals and Agrochemicals Division (€12 million) relating to the St. Fons, Mulhouse and Salindres sites, productivity improvements of the Automotive, Electronics and Fibers Division (€12 million) relating to the Belle Etoile and Chalampé sites, productivity improvements of the Industrial Care and Services Division (€7 million) relating to the St. Fons, Collonges and Ribecourt sites and productivity improvements at the Division and Corporate functions (€12 million);

•                        other European countries for an amount of €45 million relating mainly to: England (€17 million) primarily relating to productivity measures at the Avonmouth site of the Pharmaceuticals and Agrochemicals Division, the Staveley site of the Industrial Care and Services Division, as well as at the headquarters site at Watford, Italy with the closure of production facilities of the Automotive, Electronics and Fibers Division (€9 million), Switzerland (€7 million) with a competitive improvement program at the Emmenbrucke (Automotive, Electronics and Fibers) and Kreuzlingen (Consumer Care and Food) sites, Spain (€3 million) concerning the head office in Madrid and the Huelva Consumer Care and Food Division, Belgium with rationalization measurements at the Rieme site (Industrial Care and Services) for an amount of €3 million and productivity measurements in other European countries (€6 million);

•                        Brazil for an amount of €13 million relating mainly to: the reorganization of South America Automotive, Electronics and Fibers as well as industrial rationalization measures (€4 million), the stopping of the Acetow production facilities (Consumer Care and Food) at the Santo Andre site (€6 million) and other measurements relating mainly to administrative productivity improvements at Rhodia’s head office in Sao Paulo; and

•                        other countries for an amount of €7 million relating mainly to the Silica activity (Industrial Care and Services) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico.

In 2001, the changes of estimates mainly relate to reduced environmental costs at Lille, France (€7 million) and Pont de Claix (€8 million).

The utilization of reorganization provisions in 2001 relate mainly to:

•                           France (€35 million) relating to the implementation of the industrial rationalization and administrative actions;

•                           England (€25 million) in particular for the former A&W sites; and

•                           the United States (€36 million) in particular because of the rationalizations started with the acquisition of A&W.

(e)                                  2004 Restructuring Plans

Rhodia announced the streamlining and simplification of its activities which includes reorganization plans based on the reduction of the number of enterprises from seventeen to nine, the reduction of corporate structures and costs and the realignment of support functions under a platform of shared services. This reorganization, which could eliminate approximately 1,080 positions, of which approximately 580 of these positions are in France, expects to achieve an annual savings of €165 million by 2006.  No provision for these restructuring plans was made as of December 31, 2003, since:

•                        currently the number of positions to be eliminated is only a target by function and the precise identification of the number of positions to be eliminated has not yet been completed. As such, the costs of these restructuring plans have not been determined; and

•                        communication of these restructuring plans to affected employees has not been performed. In particular, in France, the restructuring plans were not yet presented to the employees’ representatives pursuant to the requirements of Title IV.

The accounting for a substantial portion of these plans should occur in the first semester of 2004 upon the necessary commitment of the plans in order to record the accruals.

(f)                                    Environmental

Environmental liabilities decreased €(12) million compared with 2002. The variation is essentially due to new measures of €13 million, offset by expenditures charged to the reserve that totaled €(20) million and translation that totaled €(2) million.

20.                               FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a)                                  Secured Coordination Agreement

On December 23, 2003, Rhodia and certain of its subsidiaries entered into a Secured Coordination Agreement (“SCA”) with twenty-three of its creditor banks.  The SCA provides for the maintenance of certain existing lines of credit (“Affected Facilities”) totalling €968 million as of September 30, 2003 (including certain affiliate lines of credit, principally Primester) to May 15, 2004, and for the extension of any final maturity date falling before then to May 15, 2004.  The term of the SCA will be extended beyond May 15, 2004 to the expected date of the receipt of the net cash proceeds of the share capital increase if the share capital increase is launched and fully underwritten prior to May 15, 2004, but in any event no later than June 30, 2004.  The SCA also provides for the harmonization of interest rates, financial covenants and ratios, and events of default across the Affected Facilities.  The SCA also provides for the prepayments of approximately 5% of the Affected Facilities both on December 23, 2003 and on the first draw down of the refinancing facilities agreement.  All Affected Facilities were recorded as short-term borrowings and current portion of long-term debt as of December 31, 2003.

Pursuant to the SCA, the banks agreed to maintain their existing facilities and not take any action against Rhodia or any of its subsidiaries with respect to any default that may occur under these existing facilities conditioned upon the above mentioned prepayments and subject to representations and undertakings which apply to, and override current representations and undertakings in, all underlying facilities.  In particular, Rhodia has undertaken to:

•        initiate and implement an asset disposal program to generate net cash proceeds of at least €700 million by December 31, 2004, of which at least €400 million of net cash proceeds are to be generated by June 30, 2004 (of which at least €200 million is received in cash by June 30, 2004 with the balance to be received in cash by December 31, 2004), and to apply 50% of any net cash proceeds received under the asset disposal program in excess of €700 million towards prepayment of the Affected Facilities;

•        launch a share capital increase by May 15, 2004 to generate net cash proceeds of at least €300 million and to apply 25% of any net cash proceeds received under the share capital increase in excess of €300 million towards prepayment of the Affected Facilities;

•        enter into a refinancing facilities agreement aggregating €758 million (including certain affiliates, principally Primester) with the SCA creditor banks by February 27, 2004, consisting of a €119 million short-term facility (including certain affiliates, principally Primester) maturing December 31, 2004 and a €639 medium-term facility (including certain affiliates, principally Primester) maturing March 31, 2006 which will be used to refinance certain Affected Facilities of which the initial drawdown is conditioned, among other things, upon the receipt of at least €300 million of net cash proceeds from the share capital increase;

•        enter into a security sharing agreement as soon as reasonably practicable to grant a security interest in certain assets of Rhodia S.A. and to guaranty its obligations under the SCA; and

•        negotiate and agree on revised covenants and defaults with certain of its lessors and securitization programs.

The SCA requires Rhodia to provide financial information to the banks with respect to its accounts and to the consolidated accounts as well as budgets and cash flow statements.  Financial ratios are to be tested quarterly.  Rhodia will be required to maintain a ratio of its consolidated net indebtedness to adjusted EBITDAR to be less than 9.0:1.0 in respect of the twelve-month period ended on December 31, 2003, and 9.5:1.0 in respect of the twelve-month period ending on March 31, 2004.  Its ratio of EBITDAR to net financial expenses is not to be less than 2.0 to 1.0 in respect of the twelve-month period ended on December 31, 2003, and 1.75 to 1.0 in respect of the twelve-month period ending on March 31, 2004.  Finally, its consolidated net indebtedness must not be greater than €3,850 million on December 31, 2003 and €4,050 million on March 31, 2004.  As of December 31, 2003, Rhodia was in compliance with these covenants. For purposes of the SCA: (i) Consolidated Net Indebtedness is defined as long-term debt, bank overdrafts, current portion of long-term debt, guarantees given with respect to financial indebtedness of third parties or joint ventures or unconsolidated subsidiaries, outstanding amounts with respect to any securitization program and outstanding amounts under a lease, and short-term borrowings minus the aggregate of cash, short-term deposits and marketable securities; (ii) Adjusted EBITDAR is defined as Rhodia’s and each Relevant Entity’s EBITDAR; (iii) EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments; (iv) a Relevant Entity is defined as an unconsolidated subsidiary or joint venture entity in which Rhodia owns or effectively controls at least 20% of the capital and voting rights, and which a guarantee, indemnity or similar assurance of the financial indebtedness has been given; and (v) Net Financial Expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of interest costs, minus the interest income in financial assets.

Certain terms of the SCA relating to amendments to lease agreements caused Rhodia to record certain operating leases, approximating €260 million, as capital leases as of December 31, 2003 (see Notes 7a and 20g).

The costs expected to be incurred by Rhodia during the renegotiation of these financings with its creditor banks amounted to €53 million, principally relating to costs paid to its bankers and advisors, including €19 million paid as of December 31, 2003.  In accordance with accounting standards applicable to these costs, they will be spread over the term of the renegotiated loans, based on the interest method.  These costs will increase the costs of interest by 3.7% per year. These costs will be immediately expensed if the medium-term financing is not put into place.

(b)           Financial debt – net

	2003	2002
Financial debt (1)	3,333	2,384
Marketable securities	(253)	(108)
Cash and cash equivalents	(513)	(143)
Total	2,567	2,133

(1)           The above mentioned financial debt is defined differently for accounting purposes than for the SCA.

On June 1, 2003, Rhodia issued a private placement of bonds to international institutional investors.  The offering consists of the following series:

•         $200 million principal amount of 7.625% senior notes due 2010,

•         €200 million principal amount of 8.000% senior notes due 2010,

•         $385 million principal amount of 8.875% senior subordinated notes due 2011, and

•         €300 million principal amount of 9.250% senior subordinated notes due 2011.

Rhodia has the right to prepay some or all of these bonds after June 1, 2007.

(c)           Financial debt consists of the following as of December 31

2003
European medium-term notes, due May 31, 2005, interest at 6.25%	500
European medium-term notes, due March 31, 2006, interest at 6%	300
Senior notes, $tranche, due June 1, 2010, interest at 7.625% (5)	158
Senior notes, € tranche, due June 1, 2010, interest at 8% (5)	200
Senior subordinated notes, $tranche, due June 1, 2011, interest at 8.875% (5)	305
Senior subordinated notes, € tranche, due June 1, 2011, interest at 9.25% (5)	300
U.S. private placement notes, due June 30, 2004, interest at 9%(1) (2)	170
U.S. private placement notes, due June 30, 2004, interest at 9.45%(1) (2)	59
Revolving syndicated and other bilateral credit facilities, due through 2007, interest at Libor plus 0.25% to 3.05% (3)	1,025
Capital lease obligations, due through 2006 (4)	264
Other obligations, due through 2016, interest at 1% to 7.9%	34
Commercial paper, due 1 to 3 months, interest at Euribor plus 0.4%	18
Total	3,333

(1)

As of September 12, 2003, Rhodia amended the U.S. Private Placement (“USPP”) Notes to modify the stockholders’ equity covenant, the net debt to EBITDA and the EBITDA to financial expense covenant ratios contained in this agreement.  Since Rhodia did not expect to be in compliance with these financial covenants as of December 31, 2003, it negotiated repayment conditions with the USPP note holders that provide for repayment of one-half of these notes by the end of February 2004 and the remaining notes by June 30, 2004.  Each repayment includes accrued interest, and a contractual make-whole payment of approximately $84 million for which Rhodia recorded a provision in the fourth quarter of 2003.  Since Rhodia will repay these notes during the first half of 2004, it recorded the USPP as short-term borrowings and current portion of long-term debt as of December 31, 2003.

(2)	Interest rate increase was effective July 31, 2003.

(3)

€941 million of these facilities are recorded as short-term borrowings and current portion of long-term debt as of December 31, 2003 as those facilities are either Affected Facilities under the SCA (see Note 20e) or are short-term facilities.

(4)	€259 million of these facilities are recorded as short-term borrowings and current portion of long-term debt as of December 31, 2003 as those facilities are Affected Facilities under the SCA.
(5)	Since November 28, 2003 the interest rates were raised contractually by 0.25%. This increase will remain in effect until the bonds are registered with the SEC.

2002
European medium-term notes, due May 31, 2005, interest at 6.25%	500
European medium-term notes, due March 31, 2006, interest at 6%	300
U.S. private placement notes, due July 31, 2009, interest at 7.75%	205
U.S. private placement notes, due July 31, 2012, interest at 8.2%	71
Revolving syndicated and other bilateral credit facilities, due through 2007, interest at Libor plus 0.25% to 0.9%	1,121
Capital lease obligations, due through 2006	6
Other obligations, due through 2016, interest at 1% to 7.9%	6
Commercial paper, due 1 to 3 months, interest at Euribor plus 0.4%	175
Total	2,384

All financial debt is non-convertible and is senior debt unless otherwise noted.

(d)           Analysis by currency

	2003	2002
Euro	1,741	1,209
U.S. dollar	1,295	972
Japanese yen	232	94
U.K. sterling	3	29
Brazilian real	1	3
Other	61	77
Total	3,333	2,384

This breakdown by currency of origin does not reflect Rhodia’s exposure to these currencies’ interest rates. A portion of these loans are hedged in various other currencies, notably pounds sterling.

(e)           Maturities of financial debt as of December 31 follow

	2003	2002
2003	—	645
2004	1,447	404
2005	522	537
2006	356	488
2007	12	6
2008	9	5
Subsequent years	987	299
Total	3,333	2,384

As of December 31, 2003, the majority of bank debt is reported as short-term because of the provisions of the SCA, which state that maturities at the latest are June 30, 2004.  Their maturities will be extended to March 31, 2006 by the end of June 2004 in accordance with the terms and conditions of the SCA (see Note 20a above). Rhodia and certain of its subsidiaries have other existing bank facilities.

(f)            Analysis by interest rate

Financial debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps—see Note 25d) as of December 31, as follows:

	2003	2002
Floating rate	1,270	1,259
Fixed rate	2,063	1,125
Total	3,333	2,384

After interest rate swaps, the fixed rate portion of Rhodia’s financial debt is equal to €1,516 million as of December 31, 2003 compared with €1,358 million as of December 31, 2002.

(g)           Obligations under capital leases

	2003	2002
2003	—	2
2004	259	2
2005	2	1
2006	3	1
Total	264	6

The increase in obligations under capital leases as of December 31, 2003 is a result of modifications to the lease agreements that were required as an undertaking of Rhodia in the SCA (see Note 20a).

(h)           Fair value of financial debt

As of December 31, 2003, Rhodia’s debt (with the exception of the USPP notes) had a market value that was 9% below its carrying value (7% for senior debt and 12% for subordinated debt) because of the evolution of interest rates and the present credit rating of Rhodia.

(i)            Rating

Rhodia is rated by two international rating agencies. A possible change in these ratings cannot accelerate the repayment of any outstanding debt, nor increase the interest cost of any financings.

(j)            Available lines of credit

As of December 31, 2003, with the signing of the SCA, Rhodia used the majority of its credit lines but still had €766 million of cash and cash equivalents and marketable securities available.

21.          OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31:

	2003	2002
Payables related to fixed asset acquisitions	33	59
Accrued payroll costs	183	197
Accrued taxes	113	169
Accrued interest payable	52	46
Unrealized losses on financial instruments	102	23
Other	328	328
Total	811	822

22.          FINANCIAL EXPENSE—NET

	2003	2002	2001
Interest expense	(187)	(139)	(179)
Interest income	62	31	24
Capitalized interest	3	8	19
Other financial charges—net (1)	(128)	(23)	(50)
Financial expense—net	(250)	(123)	(186)

(1)	Includes a provision for the make whole payment to the U.S. private placement note holders of €(68) million (see Note 20c).

In 2003, the average interest rate on financial debt was 10.6% (2002: 5.2%; 2001: 5.8%). Cash paid to third parties for interest expense in 2003 amounted to €177 million (2002: €127 million; 2001: €163 million).

23.          OTHER INCOME/(EXPENSE)—NET

	2003	2002	2001
Gains/(losses) on disposals of assets—net (1)	(31)	(34)	15
Net gains/(losses) on foreign currency	13	14	(7)
Dividends from other investments	2	3	4
Losses on financial assets (2)	(30)	(12)	(17)
Loss on sales of receivables	(21)	(29)	(27)
Other income/(expense)—net (3)	(31)	(14)	(76)
Total	(98)	(72)	(108)

(1)           Including loss on disposal of Rhodia-Ster of €(13) and Teris €(7) in 2003 and loss of disposal of Rhodia-Ster of  €(109) in 2002.

(2)           Including Setila €(13), Tergal Fibers €(3) and Bel Air €(2), A&W India €(5) and Nycoa €(5) in 2003.

(3)           Includes Silver Bow litigation settlement €(16).

24.          INCOME TAXES

(a)           Analysis of income taxes

	2003		2002		2001
	Income/(loss) before taxes	Income tax (expense)/ benefit	Income/(loss) before taxes	Income tax (expense)/ benefit	Income/(loss) before taxes	Income tax (expense)/ benefit
French companies	(361)	(187)	(72)	—	(155)	88
Foreign companies	(146)	27	228	(28)	(48)	(28)
Total	(507)	(160)	156	(28)	(203)	60
Current income taxes		(40)		(59)		(94)
Deferred income taxes		(120)		31		154
Total		(160)		(28)		60

Current income taxes means cash paid or to be paid to tax administrations for the year based on the rules and rates applicable in the different countries. Cash paid to tax administrations in 2003 amounted to €46 million (2002: €36 million; 2001: €56 million). For French companies controlled more than 95% by Rhodia, current income taxes are calculated based on an integrated tax group in place since January 1, 1999 that is for a five-year period, renewable by Rhodia.

(b)           Analysis of effective tax rate (in %)

Income before income taxes in 2003 was €(507) million compared with €156 million in 2002 and €(203) million in 2001. The effective tax rate for 2003 is not representative because of the writeoff of deferred tax assets in 2003 in accordance with the asset impairment tests described in Notes 3 and 24c. The writeoff totaled €193 million, including €168 million relating to France, and the balance of €25 million related to other countries.

The effective income tax rate in 2003 was 6.5% (after adjusting for the deferred tax valuation allowance) compared with 17.9% in 2002 and 29.6% in 2001. An analysis of the effective incomes tax rate follows:

	2003	2002	2001
	(In%)
Statutory tax rate in France	33.3	33.3	33.3
Effect of French surtax	—	—	2.1
Effect of rate differences between France and other countries	2.7	(4.4)	3.3
Loss carryforwards and other tax credits	(20.2)	(7.1)	9.2
Permanent differences on losses on disposals of assets	—	10.0	—
Other permanent differences	(9.3)	(13.9)	(18.3)
Effective tax rate	6.5	17.9	29.6

(c)           Deferred income taxes recorded on the balance sheet at December 31

	2003	2002
Long-term liabilities	(131)	(167)
Short-term liabilities	(7)	(19)
Total	(138)	(186)
Long-term assets—net	75	165
Short-term assets—net	86	152
Total—net of valuation allowances	161	317
Net	23	131

Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of tangible assets. Deferred tax assets principally relate to pension and retirement provisions and to tax loss carryforwards.

Concerning French companies, the deferred tax assets recorded as of December 31, 2002 were €168 million, the same as of December 31, 2001 because of a decision not to recognize additional deferred tax assets in 2002. No valuation allowance was required as of December 31, 2002 as the cash flow projections confirmed that these assets were more likely than not recoverable, after considering tax optimization measures. As a result of the losses recorded in 2003, the new medium-term plans and the anticipated restructuring plans, the valuation allowance was reviewed as of December 31, 2003 and it became necessary to provide a full valuation allowance since it was determined that these deferred tax assets were less than likely to be recovered. Similar analyses were performed for foreign legal entities that experienced losses where it became evident that the deferred tax assets were less than likely to be recovered.

(d)           Valuation allowances against deferred tax assets

Valuation allowances are recorded against deferred tax assets for temporary differences and tax loss carryforwards if these assets are not likely to be recovered. As of December 31, 2003, Rhodia recorded valuation allowances of €557 million (December 31, 2002: €270 million, as restated – see Notes 1 and 31g) against deferred tax assets. They include deferred tax assets related to tax losses (December 31, 2003: €197 million; December 31, 2002: €76 million) that will be forfeited if the losses cannot be set off against taxable income within a specified period. In that regard, it is specified that French tax losses can now be indefinitely carried forward following the enactment of the new tax law.

(e)           Discounting deferred taxes

Rhodia does not discount deferred taxes. After considering the valuation allowances recorded in 2003, Rhodia has a net deferred tax asset of €23 million. Therefore, the impact of discounting would not be significant.

25.          COMMITMENTS AND CONTINGENCIES

	2003	2002
Capital commitments for the acquisition of industrial assets	14	18
Guarantees given in respect of indebtedness of companies accounted for on the equity method(1)	146	171
Guarantees given in respect of indebtedness of other non-consolidated companies	27	26
Liens granted (2)	86	73
Total	273	288

(1)           Including Primester of €99 million in 2003 (2002: €119 million).

(2)           Liens on assets granted to Mexican customs by Rhodia’s Mexican companies of €36 million in 2003 (2002: €43 million).

(a)           Environmental matters

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

Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities.  On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia’s present and future claims under the Environmental Indemnification Agreement.  Pursuant to the settlement, Aventis agreed to pay Rhodia a total of €88 million, which amount includes the €26 million received in 2002 and €31 million received in 2003. The remaining €31 million outstanding is recorded as a long-term receivable (included in Other assets) and bears interest at 7% through the date of payment (at the latest June 15, 2007).  The portion of the proceeds that relate to future obligations which currently cannot be specifically identified are included in deferred credits which amounted to €18 million as of December 31, 2003.

Based on current information and reserves established for environmental matters and the provisions of the Environmental Indemnification Agreement, management does not believe that environmental compliance will have a material adverse effect on Rhodia’s business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations. Based on available information, management estimates that reasonably possible losses related to environmental contingencies (net of indemnification from Aventis) amount to approximately €70 million as of December 31, 2003.

(b)           Operating leases

Future minimum lease payments for operating leases as of December 31 are as follows:

	2003	2002
2003	—	53
2004	20	48
2005	17	43
2006	12	28
2007	6	16
2008	6	16
Thereafter	26	54
Total	87	258
Net present value of total future minimum lease payments (assumed discount rate of 6%)	71	214

These payments are in relation to the leasing of mobile equipment (barges, rail cars, etc.) and the rental of office buildings. The reduction in these commitments in 2003 results from changes in certain contracts that changed the classification of these leases from operating leases to capital leases (see Notes 7a and 20g).

(c)           Financial instruments

Rhodia’s policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia’s estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in Notes 25d and 25e. The nominal amounts summarized in Note 25d do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia’s exposure through its use of such instruments.

(d)           Interest rate risk management

Rhodia’s exposure to interest rate risk essentially relates to its indebtedness (see Note 20) and to a lesser extent its interest rate management activities. As of December 31, 2003 and 2002, Rhodia has firm contracts and options. These firm contracts and options are essentially for duration between three months to eight years.

As of December 31, 2003 and 2002, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates). The category “Rate contracts” includes fixed rate contracts for purchases and sales. The category “Options” includes purchase and sale options:

	2003		2002
	Rate Contracts	Options	Rate Contracts	Options
Swaps
Euro	4,550	—	4,350	550
U.S. dollar	1,061	—	1,112	—
Japanese yen	67	—	72	—
Subtotal	5,678	—	5,534	550
Futures and options
Euro	48	2,600	170	2,150
U.S. dollar	45	703	76	5,170
Japanese yen	—	—	20	—
Subtotal	93	3,303	266	7,320
Total	5,771	3,303	5,800	7,870

For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be €1,271 million for interest rate contracts and €2,071 million for options as of December 31, 2003, and €840 million for interest rate contracts and €7,260 million for options as of December 31, 2002.

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

	2003		2002
	Buy	Sell	Buy	Sell
U.S. dollar	808	504	1,017	1,001
Pound sterling	10	194	181	393
Japanese yen	238	88	182	315
Brazilian real	3	47	103	133
Other currencies	59	21	94	96
Total	1,118	854	1,577	1,938

(f)            Fair value of financial instruments

The fair value of financial instruments as of December 31 is summarized below:

	2003
	Market Value	Book Value
Foreign exchange contracts	(54)	(59)
Interest rate contracts	(50)	(32)
Commodity contracts	9	9
Total	(95)	(82)

(g)           Management of risk of oil-based commodities

Rhodia’s exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31, 2003 (in Brent barrels based equivalents) is 3.7 million barrels, and is equivalent to hedging 1.1 million barrels of oil.

(h)           Concentration of counterparty risk

The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2003 and 2002, Rhodia believes that its counterparty risk in this respect is not significant.

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

(j)            Commitments linked to the 2002 divestments

Sale of Rhodia-Ster

Rhodia sold its investment in the Rhodia-Ster entity on October 4, 2002. Since it was impossible in Brazil to obtain authorizations from the competition authorities (CADE) and the stock exchange administration (CVM) before closing, Rhodia granted an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. The CADE and CVM authorizations have been granted and the option was withdrawn.

As of December 31, 2003, the purchase price is subject to change based on achieving certain EBITDA levels. Rhodia and Mossi & Ghisolfi have entered into an agreement that provides an additional purchase price to Rhodia of €2 million, payable April 4, 2004.

Total consideration for this transaction includes $13 million payable to Rhodia, of which $7 million is payable upon Rhodia delivering to the purchaser final documentation on an investment project and $6 million is payable within three years after the closing when this investment is started.  An agreement has been signed that provides for the first $7 million payment on April 1, 2004.

Finally, Rhodia recorded a receivable of $5.3 million from the purchaser that is payable in September 2004.

In relation to environmental matters, Rhodia is responsible for remediation efforts for unknown contamination through the date of sale based on the activities conducted by Rhodia. Rhodia believes that this risk is not significant.

The sale included usual guarantees related to accounting, tax and employee matters.

Sale of phenol, HCl and soda ash

Rhodia sold the phenol, HCl (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% interest in the new group. Guarantees are limited as to the time period and amount involved and, to Rhodia’s knowledge, are not expected to be called.

In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of €22 million, which payment is subordinated to the repayment of the new group’s bank debt from the acquisition.

The commitments and specific guarantees are as discussed below:

•         Rhodia granted an HCl Product Guarantee and a Test Run Guarantee to reach a certain supply capacity of HCl within eighteen months from the date of sale. Rhodia is committed to an indemnification of a maximum purchase price adjustment of €6 million for the HCl Product Guarantee and €10 million for the Test Run Guarantee.  As of December 31, 2003, the conditions of the HCl Product Guarantee were met and this guarantee was withdrawn. Concerning the Test Run Guarantee, because of recent technical problems that occurred at the beginning of 2004, Rhodia estimates that a maximum of €4.5 million of this guarantee will be due to the purchaser at the end of this eighteen month-period (June 30, 2004), and has recorded a provision for this amount as of December 31, 2003.

•         Rhodia granted an HCl guarantee to the purchaser for €5 million for one year and then declining to €4 million for the following four years to guarantee the supply of HCl by Rhodia.

•         The mining concessions transfers were not completed on the date of sale. Rhodia has given a guarantee to a large international bank for the guarantee given by the bank to the purchaser in the amount of €15 million relating to the transfer of mining concessions. This is a declining guarantee over a period of fifteen years that will be cancelled automatically as soon as the French authorities have authorized the transfer of these concessions. Rhodia believes that it is very likely that the transfer should occur by the end of March 2004, based on encouraging information received from the French authorities.

•         Purchase price adjustment in favor of Rhodia, limited to €7 million, based on HCl supplied by Rhodia to the new group. As this clause has no time limit, Rhodia is confident that it may benefit from this adjustment.

This sale also had the usual guarantees related to accounting, tax and employee matters.

26.          INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA

Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions, into a new organization comprised of four market-oriented divisions.  In order to ensure comparability of the data, prior years were restated.

Segment information

	Pharmaceuticals and Agrochemicals	Consumer Care and Food	Industrial Care and Services	Automotive, Electronics and Fibers	Other	Consolidated
2003
Statement of operations information:
Net sales	800	2,092	1,310	1,386	123	5,711
Intersegment revenues	(87)	(48)	(47)	(69)	(7)	(258)
Net sales—external	713	2,044	1,263	1,317	116	5,453
Operating income/(loss)	(108)	36	43	19	(149)	(159)
Depreciation and amortization (excluding goodwill amortization)	(125)	(199)	(91)	(102)	(7)	(524)
Amortization of goodwill	(256)	(338)	(7)	(1)	—	(602)
Equity in earnings/(losses) of affiliated companies	—	—	2	(97)	—	(95)
Cash flow and balance sheet information:
Capital expenditures	41	77	61	41	13	233
Investments accounted for by the equity method	8	26	—	86	3	123
Total segment assets	807	1,366	1,062	1,080	(156)	4,159
Assets not identifiable with segments						2,370
Total assets						6,529

	Pharmaceuticals and Agrochemicals	Consumer Care and Food	Industrial Care and Services	Automotive, Electronics and Fibers	Other	Consolidated
2002
Statement of operations information:
Net sales	1,213	2,325	1,483	1,502	378	6,901
Intersegment revenues	(114)	(53)	(50)	(55)	(12)	(284)
Net sales—external	1,099	2,272	1,433	1,447	366	6,617
Operating income	36	209	98	118	(110)	351
Depreciation and amortization (excluding goodwill amortization)	(91)	(125)	(106)	(97)	(28)	(447)
Amortization of goodwill	(17)	(22)	(7)	(1)	—	(47)
Equity in earnings/(losses) of affiliated companies	—	5	2	(45)	—	(38)
Cash flow and balance sheet information:
Capital expenditures	63	94	93	96	28	374
Investments accounted for by the equity method	9	42	3	114	4	172
Total segment assets	1,266	2,189	1,164	1,218	(347)	5,490
Assets not identifiable with segments						1,897
Total assets						7,387

	Pharmaceuticals and Agrochemicals	Consumer Care and Food	Industrial Care and Services	Automotive, Electronics and Fibers	Other	Consolidated
2001
Statement of operations information:
Net sales	1,219	2,618	1,616	1,606	783	7,842
Intersegment revenues	(208)	(123)	(143)	(73)	(16)	(563)
Net sales—external	1,011	2,495	1,473	1,533	767	7,279
Operating income	(34)	113	105	25	(118)	91
Depreciation and amortization (excluding goodwill amortization)	(107)	(157)	(105)	(112)	(61)	(542)
Amortization of goodwill	(38)	(21)	(14)	(1)	(1)	(75)
Equity in earnings/(losses) of affiliated companies	—	6	5	(28)	1	(16)
Cash flow and balance sheet information:
Capital expenditures	108	134	101	113	27	483
Investments accounted for by the equity method	9	51	74	102	2	238
Total segment assets	1,597	2,487	1,377	1,302	164	6,927
Assets not identifiable with segments						1,821
Total assets						8,748

Segment assets reflect assets directly identifiable with the segments: goodwill, other intangible and tangible assets, investments accounted for by the equity method, inventories and accounts receivable. They also include accounts receivable sold which are eliminated in the “Other” column since this operation is considered a Corporate activity.

As of December 31, 2003, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities (€766 million), other current assets (€758 million), deposits and long-term receivables (€170 million), other investments (€54 million) and deferred charges and other assets (€526 million). These assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Corporate level.

Each operating segment is individually managed and the measurement of the segments’ profitability is operating income. Statements of Operations information include operating income and related components that are directly identifiable with the segment. Reconciling information between reportable segment operating income and Rhodia’s income/(loss) of consolidated subsidiaries before income taxes is shown in the following table:

	2003	2002	2001
Total operating income/(loss)	(159)	351	91
Other information not directly identifiable with the segments:
Financial expense—net	(250)	(123)	(186)
Other income/(expense)—net	(98)	(72)	(108)
Income/(loss) of consolidated subsidiaries before income taxes	(507)	156	(203)

Information by geographical area of production

	France	Rest of Europe	North America	South America	Other	Elimina- tions	Consoli- dated
2003
Revenues	2,210	1,600	1,458	710	598	(1,123)	5,453
Long-lived assets	1,609	1,181	971	341	260	—	4,362

2002
Revenues	2,634	1,730	1,803	1,031	631	(1,212)	6,617
Long-lived assets	1,602	1,253	1,568	453	280	—	5,156

2001
Revenues	2,685	2,296	1,945	1,181	656	(1,484)	7,279
Long-lived assets	1,700	1,194	1,857	974	262	—	5,987

Long-lived assets include goodwill, other intangible and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits and receivables from Aventis companies.

27.          RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, including depreciation and amortization, amounted to €203 million in 2003 (€218 million in 2002 and €215 million in 2001). Research and development expenses on the Consolidated Statements of Operations are shown excluding depreciation and amortization.

28.          WAGES, BENEFITS AND NUMBER OF EMPLOYEES

(a)           Wage and benefits of employees

Wages and benefits amounted to €1,334 million in 2003 (€1,546 million in 2002, €1,572 million in 2001).

(b)           Number of employees

The number of employees as of December 31:

	2003	2002	2001
	(Unaudited)
France	8,420	9,148	9,847
Other countries	14,639	15,375	17,078
Total	23,059	24,523	26,925

(c)            Compensation and benefits paid to the members of the board of directors and the Executive Committee

Compensation and benefits allocated to the members of the board of directors (including Directors’ fees) and the Executive Committee totaled €7.5 million (27 people) in 2003, €9.6 million (24 people) in 2002 and €8.0 million (25 people) in 2001. In accordance with the announced restructuring plan, nine members resigned from the Executive Committee this year. The amount shown for 2003 reflects nine months of costs for the members who resigned from the Executive Committee. Contributions paid in 2003 with respect to pensions for these persons amounted to €0.4 million (€0.6 million in 2002 and €0.5 million in 2001). The amount of severance payments recorded in 2003 was €8.8 million, of which €0.5 million was paid in 2003.

29.          STOCK OPTION PLANS

(a)           Rhodia Plans

In accordance with the authorization of the stockholders at the stockholders’ meeting of May 21, 2002, the Board of Directors decided at its May 28, 2003 meeting to grant two options plans for the purchase of Rhodia shares.  Options were granted for 1,312,948 shares and 643,400 shares, respectively, with the second plan having conditions for exercising based on meeting certain financial targets at the end of 2003.

Options granted under the 2001, 2002 and 2003 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans. Options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France and three years for tax residents of other countries from the respective dates that the board of directors approved the stock option plans.

The following table summarizes the status of the stock option plans as of December 31, 2003, 2002 and 2001:

	2003		2002		2001
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Number of options outstanding, January 1	9,099,262	15.10	7,415,422	15.87	4,935,298	15.97
Options granted	1,956,348	6.25	3,000,000	12.04	2,580,267	15.70
Options cancelled/forfeited	(1,082,801)	10.07	(1,316,160)	12.98	(100,143)	16.17
Number of options outstanding, December 31	9,972,809	13.89	9,099,262	15.02	7,415,422	15.87
Number of options exercisable, December 31	1,481,264	16.02	828,688	15.10	13,460	21.34

The following table shows the main features of the stock option plans in place as of December 31, 2003:

Stock Option Plan	Plan 1998	Plan 1999/1	Plan 1999/2	Plan 2000/1	Plan 2000/2	Plan 2001	Plans 2002	Plans 2003
Date of stockholders’ meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00	05/21/02
Date of Board of Directors’ approval	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02	05/28/03
Date of grant	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02	05/28/03
Options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	3,000,000	1,956,348
Granted to the Board of Directors and Executive Committee (a)	550,000	558,000	369,000	800,000	—	925,000	970,000	656,100
Number of participants at December 31, 2003	13	339	337	486	1	735	535	548
Exercise price (€)	21.34	15.00	15.00	17.14	16.26	15.70	12.04	5.50
Maximum term (years)	10	10	10	10	10	12	12	12
Weighted average remaining Contractual life (years)	4.50	5.17	5.17	6.25	6.75	9.25	10.25	11.42
Options outstanding at beginning of year	17,810	1,486,700	1,096,005	1,906,275	150,000	2,457,347	1,985,125	—
Options granted	—	—	—	—	—	—	—	1,956,348
Options cancelled/forfeited	(760)	(49,000)	(23,579)	(78,570)	(100,000)	(106,837)	(76,475)	(647,580)
Options outstanding at end of year	17,050	1,437,700	1,072,426	1,827,705	50,000	2,350,510	1,908,650	1,308,768
Granted to the Board of Directors and Executive Committee (b)	—	122,000	75,000	270,000	—	300,000	240,000	129,500
Options exercisable at end of year	17,050	460,600	326,549	627,065	50,000	—	—	—
Exercisable by the Board of Directors and Executive Committee (b)	—	—	—	—	—	—	—	—

(a)   Historical composition.

(b)   Present composition.

The weighted average remaining contractual life of the outstanding options at the end of 2003 was 8.13 years, 8.63 years in 2002 and 8.91 years in 2001.

(b)           Pro forma effect

If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2003, 2002 and 2001, net income/(loss) and earnings/(loss) per share would have been as follows:

	2003	2002	2001
Net income/(loss) as reported	(1,369)	34	(239)
Less total stock-based employee compensation expense determined under the fair value method described below for all awards at the respective date of grant, net of related tax effects	(5)	(4)	(4)
Pro forma net income/(loss)	(1,374)	30	(243)

	2003	2002	2001
	(in €)
Basic and diluted earnings/(loss) per share:
As reported	(7.63)	0.19	(1.33)
Pro forma	(7.66)	0.17	(1.36)

The fair value of Rhodia stock options granted in 2003, 2002 and 2001 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4-5 years, stock price volatility (35%, 37% and 34%, respectively), dividend rate (2.2%, 2.55% and 2.5%, respectively), and risk free interest rate (3.83%, 5.3% and 4.8%, respectively). The weighted average grant date fair value of options granted during 2003, 2002 and 2001 was €1.22, €3.38 and €3.58, respectively.

30.          SUBSEQUENT EVENTS

No significant transactions have occurred between December 31, 2003 and February 12, 2004 (the date when the board of directors approved Rhodia’s 2003 consolidated financial statements).

On February 13, 2004, Rhodia announced entering into exclusive negotiations concerning the sale of its food ingredients business with the Danish company Danisco.  The food ingredients business, which includes the cultures, hydrocolloids and food safety products activities, generated sales of €211 million in 2003 and includes 860 employees.  The transaction should be finalized during the second quarter of 2004.

31.          RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS

Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP that could have a material effect on Rhodia’s consolidated financial statements are described below.

(a)           Derivative instruments and hedging activities

Accounting for Derivatives and Hedging Activities (FAS 133) requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or liability on the consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending on their intended use and whether they qualify for hedge accounting. The principal difference between FAS 133 and French GAAP relates to the accounting for cash flow hedges. Under FAS 133, the fair value of cash flow hedges is recorded as an asset or a liability with an offset to Other comprehensive income. Upon realization of cash flow hedges, Other comprehensive income is reclassified into Net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the consolidated balance sheet.

The effect of applying this standard is a reduction of Stockholders’ equity as of December 31, 2003 and 2002. The application of this standard had no impact on Rhodia’s Net income for the years ended December 31, 2003, 2002 and 2001.

(b)           Goodwill and other intangible assets

Accounting for Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets.  French GAAP requires the amortization of goodwill and indefinite-lived intangible assets.  In addition, in the event of an impairment of goodwill, U.S. GAAP requires a two-step process.  The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit with its respective carrying value.  The second step, only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the reporting unit’s implied fair value of goodwill with the carrying value of its goodwill.  The implied fair value of goodwill is calculated by fair valuing the reporting unit’s assets and liabilities in a similar manner to that used for purchase accounting under Business Combinations (FAS 141) and comparing the result with the fair value of the reporting unit to determine the amount of the implied fair value of goodwill.  Under French GAAP, the amount of goodwill impairment is only based on the results of the above first step.

(c)           Long-lived assets

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that in the event of an impairment of a long-lived asset that is part of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets), the recording of an impairment of that asset is not permitted unless the asset group is impaired.  French GAAP requires the recording of an impairment of a long-lived asset if that asset is impaired.

(d)           Pensions

Employers’ Accounting for Pensions (FAS 87) requires that a liability be recognized at least equal to the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets.  An additional minimum liability is also required to be recognized when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is also recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability to be recognized exceeds unrecognized prior service costs, then the excess is reported, net of tax, as a component of Other comprehensive income rather than as an intangible asset. The above described minimum liability requirement does not exist under French GAAP.

(e)           Discontinued operations

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation.  The same treatment applies to a component of an entity that is classified as held for sale.  The results of operations of these businesses, including financial expense, income taxes and the gain/(loss) on the disposal, are all reflected as a discontinued operation, and prior periods presented must be restated on a comparable basis.  Under French GAAP, the results of operations of a business sold or held for sale are included until the date of disposal.

(f)            Environmental indemnification agreement

Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities between Rhodia and Aventis that could arise in connection with Rhodia’s chemical business at sites transferred to Rhodia effective January 1, 1998.  Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998. Under French GAAP, these indemnification payments are recorded as a reduction in the related environmental expenses.

(g)           Deferred income taxes (Restatement)

Rhodia identified an error in deferred income taxes and recorded a cumulative tax benefit of €18 million in 2003 in accordance with French GAAP. This correction relates to recording additional deferred tax assets and a corresponding valuation allowance against these additional deferred tax assets in connection with book-to-tax basis differences arising in prior years for certain of its U.S. operations.  Under U.S. GAAP, this correction is presented in the period to which the error relates and subsequent years’ financial statements are adjusted as disclosed in Note 1.

(h)           Asset retirement obligations

Accounting for Asset Retirement Obligations (FAS 143) addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operations of a long-lived asset. FAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement cost is then capitalized as part of the carrying value of the long-lived asset and subsequently charged to expense over the asset’s useful life. As of December 31, 2003, Rhodia believes that these obligations cannot be determined and that it cannot make a reasonable estimate of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable production lives.

(i)            Guarantees

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires the recognition of a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation that Rhodia assumed in issuing the guarantee. The disclosures required by FIN 45 are included in Note 25.  As of December 31, 2003, there were no differences between French GAAP and U.S. GAAP relating to the accounting for guarantees.

(j)            Instruments with characteristics of both liabilities and equity

Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (FAS 150) established standards for the classification of certain freestanding financial instruments that have characteristics of both liabilities and equity.  FAS 150 requires the classification of a financial instrument within its scope, which may have previously been reported as equity, as a liability, or in certain circumstances as an asset.  As of December 31, 2003, there were no such instruments.

(k)           Reconciliation between French GAAP and U.S. GAAP

(i)            Net income/(loss)

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP (as restated — see Notes 1 and 31g) and U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 follows:

	2003	2002	2001
Net income/(loss) (French GAAP —as restated)	(1,369)	34	(239)
Amortization of goodwill, including affiliated companies	37	47	—
Differences in impairment of goodwill between French GAAP and U.S. GAAP, net of tax	(101)	—	—
Differences in impairment of long-lived assets between French GAAP and U.S. GAAP	18	—	—
Environmental indemnification agreement, net of tax	(40)	(5)	(24)
Net income/(loss) (U.S. GAAP)	(1,455)	76	(263)

	2003	2002	2001
	(In €)

Basic and diluted earnings/(loss) per share (U.S. GAAP)	(8.11)	0.43	(1.47)

The weighted-average shares outstanding and the diluted weighted-average shares for 2003, 2002 and 2001 were 179,309,188 shares, 178,765,518 shares and 179,103,640 shares, respectively.  There is no dilution as stock option grant prices exceed market prices.

Rhodia’s net income/(loss) adjusted for amortization of goodwill (U.S. GAAP) and the corresponding earnings/(loss) per share for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Net income/(loss) (U.S. GAAP)	(1,455)	76	(263)
Amortization of goodwill	—	—	50
Net income/(loss) adjusted for amortization of goodwill	(1,455)	76	(213)

	2003	2002	2001
	(In €)
Basic and diluted earnings/(loss) per share:
U.S. GAAP	(8.11)	0.43	(1.47)
Amortization of goodwill	—	—	0.28
Adjusted for amortization of goodwill	(8.11)	0.43	(1.19)

(ii)           Stockholders’ equity

A reconciliation of Stockholders’ equity between French GAAP (as restated — see Notes 1 and 31g) and U.S. GAAP as of December 31, 2003 and 2002 follows:

	December 31,
	2003	2002
Stockholders’ equity (French GAAP — as restated)	252	1,855
Derivatives (cash flow hedges):
Other current liabilities	(6)	(56)
Goodwill:
Amortization of goodwill, including affiliated companies	78	44
Differences in impairment of goodwill between French GAAP and U.S. GAAP	(114)	—
Intangible assets:
Differences in impairment of long-lived assets between French GAAP and U.S. GAAP	18	—
Pension liability over plan assets (1):
Other assets	(499)	(446)
Environmental indemnification agreement:
Stockholders’ equity	(13)	(12)
Deferred income tax effect of the above differences	61	72
Stockholders’ equity (U.S. GAAP)	(223)	1,457

(1)           If the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to Stockholders’ equity for the amount in excess of unrecognized prior service costs. The negative impact of this adjustment on Stockholders’ equity, net of tax, was €449 million and €395 million as of December 31, 2003 and 2002, respectively. Tax effect was calculated for these minimum pension liabilities when tax benefits are considered more likely than not. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

(iii)         Comprehensive income/(loss)

Comprehensive income/(loss) includes all changes in Stockholders’ equity during a period except those resulting from investments by and distributions to stockholders. The following table presents Comprehensive income/(loss) for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net income/(loss) (U.S. GAAP)	(1,455)	76	(263)
Derivatives	30	(3)	(35)
Pension liability over plan assets	(113)	(177)	(34)
Translation	(147)	(398)	(29)
Comprehensive income/(loss)	(1,685)	(502)	(361)

(iv)          Operating income

Amortization of goodwill, including goodwill impairment of continuing operations, and the loss on the sales of receivables and other income/(expense) which are recorded below Operating income/(loss) in accordance with French GAAP should be included in Operating income/(loss) for U.S. GAAP. In addition, the operating income/(loss) from discontinued operations, the difference between French GAAP and U.S. GAAP for the accounting for the impairment of long-lived assets and for the environmental indemnification agreement are additional reconciling differences.  A reconciliation of Operating income/(loss) between U.S. GAAP and French GAAP follows:

	2003	2002	2001
Operating income—French GAAP	(159)	351	91
Operating income—discontinued operations	(3)	(55)	(92)
Amortization of goodwill	—	—	(75)
Goodwill impairment – continuing operations under U.S. GAAP	(658)	—	—
Impairment of long-lived assets not permitted under U.S. GAAP	18	—	—
Loss on sales of receivables	(21)	(29)	(27)
Other income/(expense)	(31)	(14)	(76)
Environmental indemnification agreement	(40)	(7)	(35)
Operating income/(loss) U.S. GAAP	(894)	246	(214)

(l)            Goodwill and Other intangible assets—FAS 142 additional disclosures

Carrying amount of goodwill by operating segment as of December 31, 2003 and 2002, and the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2003 and 2002 follow:

	Pharmaceuticals and Agrochemicals	Consumer Care and Food	Industrial Care and Services	Automotive, Electronics and Fibers	Consolidated
Balance, January 1, 2003	409	648	151	22	1,230
Additions/(reductions)	—	(41)	—	—	(41)
Goodwill impairments	(278)	(402)	—	—	(680)
Translation	(43)	(53)	(14)	(1)	(111)
Balance, December 31, 2003	88	152	137	21	398

	Pharmaceuticals and Agrochemicals	Consumer Care and Food	Industrial Care and Services	Automotive, Electronics and Fibers	Consolidated
Balance, January 1, 2002	476	689	165	24	1,354
Additions/(reductions)	—	16	(2)	(1)	13
Translation	(67)	(57)	(12)	(1)	(137)
Balance, December 31, 2002	409	648	151	22	1,230

Other intangible assets (all finite-lived) by nature as of December 31, 2003 and 2002 consist of the following:

	December 31, 2003			December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents, licenses and trademarks	94	(66)	28	101	(63)	38
Capitalized software	262	(179)	83	260	(165)	95
Other intangible assets	52	(31)	21	80	(36)	44
Total	408	(276)	132	441	(264)	177

The estimated amortization of patents, licenses and trademarks, capitalized software, and other intangible assets for 2004, 2005, 2006, 2007 and 2008 is €30 million, €27 million, €23 million, €20 million and €7 million, respectively.

(m)          Discontinued operations—FAS 144 additional disclosures

Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The same treatment applies to a component of an entity that is classified as held for sale.  The results of operations of these businesses, including financial expenses, income taxes and the gain/(loss) on the disposal are all reflected as discontinued operation, and prior periods presented must be restated on a comparable basis.

Presented below is consolidated summary financial information for the years ended December 31, 2003, 2002 and 2001 reflecting the 2003 and 2002 disposals of businesses as discontinued operations:

	2003	2002	2001
Net sales	5,424	6,004	6,496
Operating income/(loss)	(894)	246	(214)
Income/(loss) from continuing operations	(1,408)	97	(284)
Discontinued operations(1)	(47)	(21)	21
Net income/(loss)	(1,455)	76	(263)
Basic and diluted earnings/(loss) per share:
Continuing operations	(7.85)	0.54	(1.59)
Discontinued operations	(0.26)	(0.11)	0.12
Earnings/(loss) per share	(8.11)	0.43	(1.47)

(1)           Including a net loss on disposal of €48 million and €38 million in 2003 and 2002 and income taxes of €10 million and €16 million in 2002 and 2001, respectively.

(n)           Consolidated Statements of Cash Flows—additional disclosures

There are no differences in the presentation of the Consolidated Statements of Cash Flows under French GAAP that would impact the presentation of such Consolidated Statements of Cash Flows under U.S. GAAP. However, Rhodia is providing additional breakdown of certain items for disclosure purposes.

	2003	2002	2001
(Increase)/decrease in accounts receivable:
(Increase)/decrease in accounts receivable—gross	186	67	108
Increase/(decrease) in transfers of accounts receivable	(153)	(86)	111
	33	(19)	219
Increase/(decrease) in other operating assets and liabilities:
(Increase)/decrease in other operating assets	143	(202)	5
Increase/(decrease) in other operating liabilities	(268)	(27)	109
	(125)	(229)	114

(o)           Restructuring reserves—additional disclosures

The following tables reflect the changes in the restructuring reserves for the three years ended December 31, 2003 (See Note 19d). In addition, Rhodia records asset write downs resulting from impairment of long-lived assets directly to the carrying values of the related assets. These write downs totaled €39 million, €5 million and €90 million (including €25 million of accelerated amortization of goodwill) in 2003, 2002 and 2001, respectively. Rhodia estimates that most of the remaining employee termination benefits and closure costs will be incurred in 2004 and 2005.

	2003 Restructuring Plan
	Employee Termination Benefits	Closure Costs	Environmental Costs	Total
Charged to operations	49	14	1	64
Expenditures charged to the reserve	(29)	(6)	(4)	(39)
Effect of changes in structure/exchange rates	(5)	4	23	22
Balance, December 31, 2003	15	12	20	47

	2002 Restructuring Plan
	Employee Termination Benefits	Closure Costs	Environmental Costs	Total
Charged to operations	26	6	3	35
Expenditures charged to the reserve	(10)	(1)	(3)	(14)
Effect of changes in structure/exchange rates	(1)	(1)	—	(2)
Balance, December 31, 2002	15	4	—	19
Charged/(credited) to operations	—	4	—	4
Expenditures charged to the reserve	(7)	(6)	—	(13)
Effect of changes in structure/exchange rates	(3)	2	—	(1)
Balance, December 31, 2003	5	4	—	9

	2001 Restructuring Plan
	Employee Termination Benefits	Closure Costs	Environmental Costs	Total
Charged to operations	143	29	10	182
Expenditures charged to the reserve	(34)	(6)	(1)	(41)
Effect of changes in structure/exchange rates	12	6	1	19
Balance, December 31, 2001	121	29	10	160
Charged/(credited) to operations	(9)	(4)	10	(3)
Expenditures charged to the reserve	(63)	(9)	(5)	(77)
Effect of changes in structure/exchange rates	(12)	(2)	(2)	(16)
Balance, December 31, 2002	37	14	13	64
Charged/(credited) to operations	5	—	(6)	(1)
Expenditures charged to the reserve	(18)	(7)	(2)	(27)
Effect of changes in structure/exchange rates	(1)	(1)	—	(2)
Balance, December 31, 2003	23	6	5	34

	Pre-2001 Restructuring Plans
	Employee Termination Benefits	Closure Costs	Environmental Costs	Total
Balance, December 31, 2000	70	109	59	238
Charged/(credited) to operations	—	(18)	(1)	(19)
Expenditures charged to the reserve	(33)	(32)	(7)	(72)
Effect of changes in structure/exchange rates	—	1	1	2
Balance, December 31, 2001	37	60	52	149
Charged/(credited) to operations	(2)	(1)	(4)	(7)
Expenditures charged to the reserve	(19)	(38)	(4)	(61)
Effect of changes in structure/exchange rates	(1)	(2)	(6)	(9)
Balance, December 31, 2002	15	19	38	72
Charged/(credited) to operations	(1)	—	5	4
Expenditures charged to the reserve	(6)	(3)	(5)	(14)
Effect of changes in structure/exchange rates	—	(2)	2	—
Balance, December 31, 2003	8	14	40	62

	All Restructuring Plans
	Employee Termination Benefits	Closure Costs	Environmental Costs	Total
Balance, December 31, 2000	70	109	59	238
Charged/(credited) to operations	143	11	9	163
Expenditures charged to the reserve	(67)	(38)	(8)	(113)
Effect of changes in structure/exchange rates	12	7	2	21
Balance, December 31, 2001	158	89	62	309
Charged/(credited) to operations	15	1	9	25
Expenditures charged to the reserve	(92)	(48)	(12)	(152)
Effect of changes in structure/exchange rates	(14)	(5)	(8)	(27)
Balance, December 31, 2002	67	37	51	155
Charged/(credited) to operations	53	18	—	71
Expenditures charged to the reserve	(60)	(22)	(11)	(93)
Effect of changes in structure/exchange rates	(9)	3	25	19
Balance, December 31, 2003	51	36	65	152

(p)           New accounting standards for U.S. GAAP in 2004

Employers’ Disclosures about Pensions and Other Postretirement Benefits (FAS 132 (Revised)) (FAS 132R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategies, measurement date(s), plan obligations, cash flows and components of net periodic benefit costs recognized during interim periods.  Rhodia provides disclosures about pensions and other retirement benefits in Note 19c. Since Rhodia’s domestic pension and other retirement benefit plans are unfunded, the additional disclosures required by FAS 132R are not required until 2004.

Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) (FSP 106-1).  This FASB Staff Position requires that Rhodia acknowledges the existence of the Act and that any measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost (see Note 19c) in the consolidated financial statements or accompanying notes do not reflect the effect of the Act on these plans since specific authoritative guidance on the accounting for the U.S. federal subsidy is pending and that guidance, when issued, could require Rhodia to change previously reported information.  Rhodia anticipates that the impact of the Act on its consolidated financial statements will not be significant.

Consolidation of Variable Interest Entities (FIN 46 (Revised)) requires the consolidation of a variable interest entity in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of following three characteristics of a controlling financial interest: (i) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (ii) the obligation to absorb the expected losses of the entity if they occur, and (iii) the right to receive the expected residual returns of the entity if they occur, and Rhodia is the primary beneficiary. Rhodia has made an assessment of the FIN 46R impact, in particular in relation to asset securitization agreements and investments in companies accounted for by the equity method. Rhodia has investments in certain companies that are accounted for by the equity method that are variable interest entities since Rhodia’s equity investment at risk is less than 10% of the entities’ total assets. However, based on its current assessment, Rhodia believes it is not required to consolidate these entities since Rhodia shares in these entities’ expected losses and residual returns in proportion to its voting interests and, as such, Rhodia is not the primary beneficiary of these entities.  If Rhodia was to identify a variable interest entity in which Rhodia was the primary beneficiary, then Rhodia would be required to consolidate this entity as of March 31, 2004.

32.          CONSOLIDATED SUBSIDIARIES END OF 2003

In 2003, Rhodia’s perimeter of consolidation included 176 companies (2002: 179), 152 companies are fully consolidated (2002: 153) and 24 companies are accounted for on the equity method (2002: 26).

The companies are:

Globally integrated subsidiaries	Countries	% owned
RHODIA ACETOW GMBH	GERMANY	100
RHODIA DEUTSCHLAND GMBH	GERMANY	100
RHODIA GERMANY INTERNATIONAL	GERMANY	100
RHODIA GMBH	GERMANY	100
RHODIA GRUPPENUNTERSTUTZUNGSKASSE GMBH	GERMANY	100
RHODIA PERFORM.FIBRES GMBH	GERMANY	100
RHODIA SILICON GMBH	GERMANY	100
RHODIA SYNTECH GMBH	GERMANY	100
RHODIA POLIAMIDA SUCURSAL ARGENTINA	ARGENTINA	100
A&W CHEMICALS AUSTRALIA	AUSTRALIA	100
RHODIA AUSTRALIA PTY	AUSTRALIA	100
RHODIA SILICONES AUSTRALIA	AUSTRALIA	100
RHODIA TRADING AUSTRALIA	AUSTRALIA	100
RHODIA BELGIUM	BELGIUM	100
RHODIA CHEMIE NV	BELGIUM	100
ALAVAR SA	BRAZIL	100
RHODIA BRAZIL LTDA	BRAZIL	100
ZAMIN COMPANY S/A	BRAZIL	100
RHODIA POLIAMIDA BRASIL	BRAZIL	100
RHODIA POLIAMIDA LTDA	BRAZIL	100
RHOPART-PART SERVICIOS E COMERCIO LTDA	BRAZIL	100
RHODIA CANADA INC	CANADA	100
RHODIA ENGINEERING PLASTICS INC – CAD	CANADA	100
BAOTOU RHODIA RARE EARTHS CO LTD	CHINA	55
BEIJING RP EASTERN CHEMICAL LTD	CHINA	70
RHODIA CHINA CO LTD	CHINA	100
RHODIA HENGCHANG ZHANGJIAGANG SPEC CHEM	CHINA	70
RHODIA SILICA QINGDAO CO LTD	CHINA	100
RHODIA SILICONES SHANGHAI CO LTD	CHINA	100
RHODIA SPECIALITY CHEMICALS WUXI-CHINE	CHINA	70
SHANGHAI LONG MA ENGINEERING PLACTICS CO	CHINA	66
RHODIA (SHANGHAI) INTERN. TRADING CO LTD	CHINA	100
RHODIA WUXI PHARMACEUTICAL CO LTD	CHINA	100
RHOHAI FINE CHEMICALS	CHINA	100
RHODIA POLYAMIDES CO LTD	SOUTH KOREA	100
RHODIA SILICA KOREA	SOUTH KOREA	100
CONUBEN SL	SPAIN	100
RHODIA ENGINEERING PLASTICS ESP	SPAIN	100
RHODIA HPCII – ESPAGNE	SPAIN	100
RHODIA IBERIA SA	SPAIN	100
RHODIA IBERLATEX	SPAIN	100
RHODIA SILICONAS ESPANA	SPAIN	100
ALCOLAC INC	UNITED STATES	100
HEAT TREATMENT SERVICES INC	UNITED STATES	100
RHODIA CHIREX AMERICA INC	UNITED STATES	100

Globally integrated subsidiaries	Countries	% owned
RHODIA ELECTRONICS & CATALYSIS INC	UNITED STATES	100
RHODIA ENGINEERING PLASTICS CORP-USA	UNITED STATES	100
RHODIA FINANCIAL SERVICES INC	UNITED STATES	100
RHODIA HOLDINGS INC	UNITED STATES	100
RHODIA INC	UNITED STATES	100
RHODIA INDIA HOLDINGS INC	UNITED STATES	100
RHODIA PHARMA SOLUTIONS INC	UNITED STATES	100
GESMO	FRANCE	100
GIE OSIRIS	FRANCE	58.41
ICMD—IND. CHIM. MULHOUSE DORNACH	FRANCE	100
ORELIS	FRANCE	100
RHODIA ACETOL	FRANCE	100
RHODIA CAP	FRANCE	100
RHODIA CHIMIE	FRANCE	100
RHODIA ECO SERVICES	FRANCE	100
RHODIA ECO SERVICES SULFURIQUE	FRANCE	100
RHODIA ELECTRONICS & CATALYSIS	FRANCE	100
RHODIA ENERGY	FRANCE	100
RHODIA ENGINEERING PLASTICS SA	FRANCE	100
RHODIA ETANCHEITE	FRANCE	100
RHODIA FINANCES	FRANCE	100
RHODIA FOOD SAS	FRANCE	100
RHODIA HPCII	FRANCE	100
RHODIA INTERMEDIAIRES	FRANCE	100
RHODIA ORGANIQUE	FRANCE	100
RHODIA P.I. BELLE ETOILE	FRANCE	100
RHODIA P.I. CHALAMPE	FRANCE	100
RHODIA PARTICIPATIONS	FRANCE	100
RHODIA PERFORM.FIBRES SAS	FRANCE	100
RHODIA POLYAMIDE INTERMEDIATES	FRANCE	100
RHODIA POLYAMIDES ENGINEERING	FRANCE	65
RHODIA PPMC SAS	FRANCE	100
RHODIA RECHERCHES	FRANCE	100
RHODIA SERVICES	FRANCE	100
RHODIA SILICES	FRANCE	100
RHODIA SILICONES	FRANCE	100
RHODIANYL SNC	FRANCE	100
RHODITECH	FRANCE	100
A&W CHEMICALS (INDIA) LTD	INDIA	72.93
CEIMIC-RE LTD	IRELAND	100
RHODIA ENGINEERING PLASTICS SRL	ITALY	100
RHODIA GERONAZZO	ITALY	100
RHODIA ITALIA SPA	ITALY	100
RHODIA PERFORM.FIBRES SRL	ITALY	100
RHODIA SILICONI ITALIA SPA	ITALY	100
SRN – RECYCLAGE NYLON – ITALIE	ITALY	100
ANAN KASEI CO LTD	JAPAN	67.01
RHODIA JAPAN	JAPAN	100
RHODIA NICCA LTD	JAPAN	60
RHODIA INDUSTRIAL YARNS SIA	LATVIA	100
RHODIA CONS. SPEC. MALAYSIA SND BHD	MALAYSIA	100
RHODIA MALAYSIA SND BHD	MALAYSIA	100

Globally integrated subsidiaries	Countries	% owned
RHODIA DE MEXICO SA DE CV.	MEXICO	100
RHODIA ESPECIALIDADES	MEXICO	100
RHODIA FOSFATADOS SA DE CV	MEXICO	100
RHODIA MEXICANA SA DE C.V.	MEXICO	100
RHODIA SERVICIOS SA DE C.V.	MEXICO	100
RHODIA TGI SA DE CV	MEXICO	100
MEYPRO BV	NETHERLANDS	100
RHODIA ECO SERVICES NEDERLAND BV	NETHERLANDS	100
RHODIA ECO SERVICES BVBA	NETHERLANDS	100
RHODIA ENGINEERING PLASTICS NV	NETHERLANDS	100
RHODIA FINANCE INTERNATIONAL BV	NETHERLANDS	100
RHODIA INTERNATIONAL HOLDINGS BV	NETHERLANDS	100
RHODIA NEDERLAND	NETHERLANDS	100
RHODIA FOOD BIOLACTA	POLAND	97.14
RHODIA POLYAMIDE POLSKA	POLAND	100
INDAL—INDUSTRIAS DE ALFARROBA LTD	PORTUGAL	100
HOLMES CHAPEL TRADING LTD	UNITED KINGDOM	100
RHODIA CHEMICALS LTD	UNITED KINGDOM	100
RHODIA PHARMA SOLUTIONS (ANNAN) LTD	UNITED KINGDOM	100
RHODIA PHARMA SOLUTIONS LTD	UNITED KINGDOM	100
RHODIA CHIREX HOLDINGS LTD	UNITED KINGDOM	100
RHODIA CONSUMER SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA ECO SERVICES LTD	UNITED KINGDOM	100
RHODIA ENGINEERING PLASTICS LTD	UNITED KINGDOM	100
RHODIA FOOD INGREDIENTS LTD	UNITED KINGDOM	100
RHODIA HOLDING LTD	UNITED KINGDOM	100
RHODIA HPCII LTD	UNITED KINGDOM	100
RHODIA INDUSTRIAL SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA INTERNATIONAL HOLDINGS LTD	UNITED KINGDOM	100
RHODIA INVESTMENTS LTD	UNITED KINGDOM	100
RHODIA LTD	UNITED KINGDOM	100
RHODIA ORGANIQUE FINE LTD	UNITED KINGDOM	100
RHODIA OVERSEAS LTD	UNITED KINGDOM	100
RHODIA REORGANISATION LTD	UNITED KINGDOM	100
RHODIA SEALANTS LTD	UNITED KINGDOM	100
RP TEXEL LTD	UNITED KINGDOM	100
RHODIA CHEMICALS OVERSEAS HOLDINGS LTD	UNITED KINGDOM	100
SERTOW SERPUKHOV	RUSSIA	100
AW ASIA PACIFIC HOLDINGS PTE	SINGAPORE	100
RHODIA ASIA PACIFIC PTE LTD	SINGAPORE	100
RHODIA INDUSTRIAL YARNS AS	SLOVAKIA	100
MEYHALL AG	SWITZERLAND	100
PARTICIPATIONS CHIMIQUES-RHODIA	SWITZERLAND	99.99
RHODIA CAPITAL MARKET	SWITZERLAND	100
RHODIA INDUSTRIAL YARNS AG	SWITZERLAND	100
SOPARGEST-PARTICIP. ET GESTIONS “J”	SWITZERLAND	99.98
RHODIA ENGINEERING PLASTICS T’WAN CO LTD	TAIWAN	100
A&W THAI HOLDING	THAILAND	100
RHODIA PPMC THAILAND LTD	THAILAND	100
RHODIA THAI INDUSTRIES	THAILAND	74
ALEXIL	URUGUAY	100
FAIRWAY INVESTIMENTOS	URUGUAY	100

Globally integrated subsidiaries	Countries	% owned
PETPACK S/A.	VENEZUELA	60
RHODIA ACETOW VENEZUELA SA.	VENEZUELA	100
RHODIA SILICES DE VENEZUELA C.A.	VENEZUELA	100

Subsidiaries accounted for on the equity method	Countries	% owned
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	GERMANY	47.5
EXTRACTOS NATURALES GELYMAR S.A	CHILE	50
JADE FINE CHEMICALS WUXI CO LTD	CHINA	60
LUOPING PHOSPHORUS CHEMICAL	CHINA	50
YING LONG	CHINA	73
LIYANG RHODIA FOUNDER RARE EARTH NEW MAT	CHINA	45
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS	COLOMBIA	100
AUXILIAR PAPELERA	SPAIN	50
GORANTE XXI	SPAIN	50
NYCOA INC	UNITED STATES	50
PRIMESTER	UNITED STATES	50
BAIKOWSKI CHIMIE	FRANCE	34
BUTACHIMIE	FRANCE	50
CEVCO—CENTR.ELECTR.VAPEUR PT DE CLAIX	FRANCE	40
COGENERATION CHALAMPE	FRANCE	50
CYCLEON	FRANCE	50
GIE CHIMIE SALINDRES	FRANCE	50
GIE SPIRAL	FRANCE	58.2
NOVANCE	FRANCE	24.99
RHODIGAZ	FRANCE	50
HINDUSTAN GUM & CHEMICALS LTD	INDIA	50
RHODIA MANYAR	INDONESIA	50
RHODIA ORGANO FOOD TECH CO LTD	JAPAN	49
NYLSTAR NV	NETHERLANDS	50