Form 20-F/A
period 2003-12-31
RHODIA
filed 2004-06-04
CIK 1062814

As filed with the Securities and Exchange Commission on June 4, 2004

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

Item 17 ☐    Item 18 ☒

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13, OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

RHODIA

AMENDMENT NO. 1 TO FORM 20-F

The undersigned registrant hereby amends Item 19 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed by Rhodia on March 23, 2004 (the “Form 20-F”) to update the exhibits.

This Amendment No. 1 makes the following amendments to the Form 20-F:

•                  Item 19. Exhibit 1.1 – The By-laws (statuts) of Rhodia.  This exhibit has been amended to reflect the amendments that occurred through May 7, 2004.

•                  Item 19. Exhibit 10.1 - Secured Co-ordination Agreement, dated December 23, 2003, between Rhodia, Borrowing Group Members, the Lenders and BNP Paribas as Intercreditor Agent and Facility Agents is refiled in connection with the confidential treatment request submitted by Rhodia with respect to certain portions of this exhibit.  Omitted portions have been submitted separately with the Securities and Exchange Commission.

•                  Item 19.  Exhibit 10.2 - €638,497,197 Multicurrency Revolving Credit And Guarantee Facility and €119,224,721 Multicurrency Revolving Credit Facility for Rhodia and Certain of its Subsidiaries, dated March 31, 2004, Arranged By BNP Paribas, Crédit Agricole Indosuez S.A. and HSBC CCF as Arrangers with BNP Paribas as Facility Agent and BNP Paribas as Security Agent is added to the exhibits.  A confidential treatment request has been submitted by Rhodia with respect to certain portions of this exhibit.  Omitted portions have been submitted separately with the Securities and Exchange Commission.

Other than the foregoing items and conforming changes related thereto, this Amendment No. 1 does not amend, update or restate any other Items or sections of the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F on March 23, 2004. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 23, 2004. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

PART III

Item 19.  Exhibits

1.1†	By-laws (statuts) of Rhodia (unofficial English translation), as amended through May 7, 2004

8.1	List of Subsidiaries (incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements of this annual report)

10.1†*	Secured Co-ordination Agreement, dated December 23, 2003, between Rhodia, Borrowing Group Members, the Lenders and BNP Paribas as Intercreditor Agent and Facility Agents

10.2†*

€638,497,197 Multicurrency Revolving Credit And Guarantee Facility and €119,224,721 Multicurrency Revolving Credit Facility for Rhodia and Certain of its Subsidiaries, dated March 31, 2004, Arranged By BNP Paribas, Crédit Agricole Indosuez S.A. and HSBC CCF as Arrangers with BNP Paribas as Facility Agent and BNP Paribas as Security Agent.

11.1††	Code of Ethics for senior financial officers

12.1†	Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of Pierre Prot, Chief Financial Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†

Certification of Jean-Pierre Clamadieu, Chairman and Chief Executive Officer of Rhodia S.A., and Pierre Prot, Chief Financial Officer of Rhodia S.A., pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14(a)††	Consent of PricewaterhouseCoopers

†                                          Filed herewith.

††                                    Previously filed.

*                 Confidential treatment has been requested with respect to certain portions of this exhibit.  Omitted portions have been submitted separately with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 on its behalf.

Rhodia

By:	/s/ Jean-Pierre Clamadieu
Name: Jean-Pierre Clamadieu
Title: Chief Executive Officer

Date: June 4, 2004