Form 20-F
period 2004-12-31
RHODIA
filed 2005-05-05
CIK 1062814

As filed with the Securities and Exchange Commission on May 5, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

* Listed not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares (“ADSs”) pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

7.625% Senior Notes due 2010 (dollar denominated)

8.000% Senior Notes due 2010 (euro denominated)

8.875% Senior Subordinated Notes due 2011 (dollar denominated)

9.250% Senior Subordinated Notes due 2011 (euro denominated)

10¼% Senior Notes due 2010 (dollar denominated)

10½% Senior Notes due 2010 (euro denominated)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 627,582,158

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

Back to Contents

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

The financial statements contained in this Annual Report on Form 20-F have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), as restated. See Notes 1 and 32.1(g) to our annual consolidated financial statements for the three years ended and at December 31, 2004 (together with the Notes thereto, the “Consolidated Financial Statements”) included elsewhere in this Annual Report on Form 20-F. French GAAP differs in certain significant respects from U.S. GAAP. For a description of the principal differences between French GAAP and U.S. GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation to U.S. GAAP of net income and stockholders’ equity, see Note 32 to our Consolidated Financial Statements. The financial data presented in this Annual Report on Form 20-F is derived from the Consolidated Financial Statements.

The consolidated financial statements for 2002 and 2003 contained in this Annual Report on Form 20-F differ in certain material respects from our Consolidated Financial Statements, prepared in accordance with French GAAP, which were published in France. These differences relate to the presentation of the correction of an error in 2003 in calculating deferred income taxes relating to the book-to-tax basis differences associated with certain assets of a consolidated entity. Under French GAAP, prior periods are not permitted to be retroactively restated, and the effect of the correction was reflected only in the statement of operations for the year ended December 31, 2003. Under U.S. GAAP, this correction is presented in the period to which the error relates, and subsequent years’ financial statements are adjusted as disclosed in Note 1 to the Consolidated Financial Statements. As a result of this change, our consolidated net income, compared with our consolidated net income as published in France, decreased by €18 million for 2003 and increased by €38 million for 2002.

Our discussion and analysis of our results of operations includes information concerning the period-to-period comparison of our operating performance and divisions:

–

changes in scope of consolidation (for example, as a result of acquisitions, divestitures, changes in consolidation and, with respect to comparisons of the results of operations at the division or business level, transfers of businesses or activities between divisions or businesses);

–

changes in exchange rates affecting the translation into euro of our sales, expenses and earnings and other income statement items that are denominated in currencies other than euro;

–

changes in average selling prices; and

–

changes in volumes.

We have developed these performance measures based on monthly reporting from our various businesses and use them for both our internal analysis and for our financial communications. In comparing the results of operations for two periods (the “prior” period and the “subsequent” period), we calculate the effect of these changes as follows:

–

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

i

Back to Contents

–

We calculate the impact of “changes in exchange rates” by adjusting the prior period’s results for the impact of the change in exchange rates on the translation into euro of items of our income statement denominated in currencies other than the euro at average exchange rates during the subsequent period.

–

We estimate the impact of changes in average selling prices by comparing the current weighted average net unit selling prices for each product in the subsequent period (for example, the euro cost per ton) against the weighted average net unit selling prices in the prior period, multiplied in both cases by volumes sold during the subsequent period.

–

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

Unless the context requires otherwise, the terms “Rhodia”, the “Company”, the “Group”, “we”, “our” or “us” refer to Rhodia and our consolidated subsidiaries for the periods subsequent to January 1, 1998. See “Item 4. Information About Rhodia—Corporate History—Formation of Rhodia”. On December 15, 1999, Hoechst merged into Rhône-Poulenc and Rhône-Poulenc changed its name to Aventis. On January 26, 2004, Sanofi-Synthélabo announced a bid to acquire all the shares of Aventis. On August 20, 2004, Sanofi-Synthélabo acquired control of Aventis upon the settlement of these offers. At that time, Sanofi-Synthélabo changed its registered name to “Sanofi-Aventis” and announced that it would open a subsequent offering period for the remaining shares of Aventis. Finally, on December 31, 2004, Aventis merged with and into Sanofi-Aventis, with “Sanofi-Aventis” as the continuing company. References to “Sanofi-Aventis” refer to Rhône-Poulenc S.A. and its consolidated subsidiaries for periods prior to the Hoechst Rhône-Poulenc Merger, to Aventis S.A. and its consolidated subsidiaries for periods prior to the Sanofi-Aventis Merger and refer to the merged entities for periods after the respective mergers.

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

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The tables below set forth our selected consolidated financial data for each of the five years during the period ended December 31, 2004. These financial data are derived from our Consolidated Financial Statements, which are audited by PricewaterhouseCoopers, an independent registered public accounting firm, and which have been prepared in accordance with French GAAP, as restated. See Notes 1 and 32.1(g) to the Consolidated Financial Statements. The selected consolidated financial data for the fiscal years 2002, 2003 and 2004 should be read in conjunction with the Consolidated Financial Statements. French GAAP differs in significant respects from U.S. GAAP. For a discussion of the principal differences as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity for the three years ended December 31, 2004, see Note 32 to the Consolidated Financial Statements.

	Year ended and as of December 31,
	2000(1) €	2001(1) €	2002(1) €	2003(1) €	2004 €	2004(2) $
	(in millions, except for number of shares and per share data)
Amounts in accordance with French GAAP:
Income Statement Data:
Net sales	7,419	7,279	6,617	5,453	5,281	6,849
Production costs and expenses	(5,430)	(5,541)	(4,844)	(4,218)	(4,147)	(5,378)
Administrative and selling expenses	(761)	(745)	(749)	(612)	(534)	(693)
Research and development expenses	(194)	(197)	(201)	(187)	(156)	(202)
Depreciation and amortization	(492)	(542)	(447)	(524)	(560)	(726)
Restructuring and environmental costs	(14)	(163)	(25)	(71)	(232)	(301)
Operating expenses	(6,891)	(7,188)	(6,266)	(5,612)	(5,629)	(7,300)
Operating income	528	91	351	(159)	(348)	(451)
Financial expense—net	(177)	(186)	(123)	(250)	(263)	(341)
Other income/(expense)—net (3)	(7)	(108)	(72)	(98)	259	336
Income/(loss) of consolidated subsidiaries before income taxes	344	(203)	156	(507)	(352)	(456)
Income taxes	(86)	60	(28)	(160)	(56)	(73)
Income/(loss) of consolidated subsidiaries	258	(143)	128	(667)	(408)	(529)
Equity in earnings/(losses) of affiliated companies	8	(16)	(38)	(95)	(58)	(75)
Amortization of goodwill	(32)	(75)	(47)	(602)	(150)	(195)
Income/(loss) before minority interests	234	(234)	43	(1,364)	(616)	(799)
Minority interests	(9)	(5)	(9)	(5)	(9)	(12)
Net income/(loss)	225	(239)	34	(1,369)	(625)	(811)
Earnings/(loss) per share (4)	1.28	(1.33)	0.19	(7.63)	(1.33)	(1.72)
Dividend per share (5)	0.40	0.12	0.12	—	—	—
Average number of ordinary shares outstanding (in thousands)	175,843	179,104	178,766	179,309	471,608	471,608

Back to Contents

	Year ended and as of December 31,
	2000(1) €	2001(1) €	2002(1) €	2003(1) €	2004 €	2004(2) $
Balance Sheet Data:	(in millions, except for number of shares and per share data)
Working capital (6)	(261)	(428)	(335)	(792)	221	287
Tangible assets (net book value)	3,759	3,561	2,743	2,526	1,974	2,560
Total assets	9,346	8,748	7,387	6,529	5,468	7,091
Long-term debt (7)	2,077	1,949	1,739	1,886	2,210	2,866
Short-term borrowings and current portion of long-term debt	1,248	1,036	645	1,447	321	416
Total debt (8)	3,325	2,985	2,384	3,333	2,531	3,283
Cash, cash equivalents and marketable securities	259	413	251	766	602	781
Net debt (9)	3,066	2,572	2,133	2,567	1,929	2,502
Other long-term liabilities	976	1,140	1,054	1,015	1,028	1,333
Minority interests	87	84	23	23	23	30
Totalshareholders’ equity	2,603	2,250	1,855	252	70	91
Share capital and additional paid-in capital	2,693	2,693	2,693	2,692	1,435	1,861
Cash Flow Statement Data:
Capital expenditures	503	483	374	233	199	258
Amounts in accordance with U.S. GAAP:
Income Statement Data:
Net sales (10)	5,687	5,468	5,078	4,626	4,833	6,268
Operating expenses (10)	(5,350)	(5,711)	(4,911)	(5,289)	(5,463)	(7, 085)
Operating income/(loss) (10)	337	(243)	167	(663)	(630)	(817)
Income/(loss) from continuing operations(10)	176	(301)	24	(1,200)	(901)	(1,168)
Income/(loss) from discontinued operations(10)	49	38	52	(225)	136	176
Net income/(loss) (10)	225	(263)	76	(1,455)	(765)	(992)
Earnings/(loss) per share from continuing operations (10)	1.00	(1.68)	0.13	(6.69)	(1.91)	(2.48)
Earnings/(loss) per share from discontinued operations(10)	0.28	0.21	0.30	(1.42)	0.29	0.38
Earnings/(loss) per share (4)(10)	1.28	(1.47)	0.43	(8.11)	(1.62)	(2.10)
Balance Sheet Data:
Working capital (6)	(261)	(463)	(358)	(777)	218	283
Tangible assets (net book value)	3,759	3,561	2,743	2,526	1,937	2,512
Totalshareholders’ equity	2,419	1,973	1,457	(223)	(578)	(750)

(1)

A restatement was made for 2003, 2002, 2001 and 2000 in order to correctly reflect the deferred income taxes of our U.S. operations in accordance with U.S. GAAP. (See Notes 1 and 32.1(g) to the Consolidated Financial Statements).

(2)

Financial data have been translated from euro into U.S. dollars at the noon buying rate for wire transfers fixed by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2005 (1 euro equals 1.2969 U.S. dollar).

(3)

Includes gains/(losses) on disposals of assets and other income/(expense).

(4)

Basic and diluted. Earnings/(loss) per share for 2000, 2001, 2002, 2003 and 2004 has been calculated on the basis of 175,843,305 shares, 179,103,640 shares, 178,765,518 shares, 179,309,188 shares and 471,607,727 shares outstanding (less treasury stock) on average for such years, respectively (176,351,932 shares, 179,103,640 shares, 178,765,518 shares, 179,309,188 shares and 471,607,727 shares outstanding on average on a diluted basis, respectively).

(5)

The dividends set forth above do not include the French avoir fiscal discussed in more detail under “Item 10. Additional Information—Taxation”.

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

(10)

Certain items have been reclassified in 2003 and prior years to conform to the presentation in 2004 relating to discontinued operations (see Note 32.2(e) to the Consolidated Financial Statements).

Back to Contents

Exchange Rate Information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our ADSs on the New York Stock Exchange and the U.S. dollar value of any dividends we may declare.

The table below sets forth the euro/U.S. dollar exchange rate for 2000, 2001, 2002, 2003, 2004 and 2005 (through May 3) based on the Noon Buying Rate expressed in euro per U.S. dollars.

Month	Period-end rate	Average rate(1)	High	Low
Euro/Dollar(2)
May 2005 (through May 3)	€ 0.78	€ 0.78	€ 0.78	€ 0.78
April 2005	0.77	0.77	0.78	0.76
March 2005	0.77	0.76	0.78	0.74
February 2005	0.75	0.77	0.78	0.75
January 2005	0.77	0.76	0.77	0.74
December 2004	0.74	0.75	0.76	0.73
November 2004	0.75	0.77	0.79	0.75
October 2004	0.78	0.80	0.82	0.78
Year
Euro/Dollar(2)
2005 (through May 3)	€ 0.78	€ 0.77	€ 0.78	€ 0.74
2004	0.74	0.80	0.85	0.73
2003	0.79	0.88	0.97	0.79
2002	0.95	1.05	1.16	0.95
2001	1.12	1.12	1.19	1.05
2000	1.07	1.09	1.21	0.97

(1)

The yearly averages of the Noon Buying Rates for the euro were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for the euro within each month.

(2)

Originally published as dollar/euro.

Risk Factors

You should carefully consider the following risks and other information contained in this Annual Report on Form 20-F. The risks described below are not the only risks facing our Company. Additional risks not presently known to us or which we consider immaterial based on information currently available to us also may materially adversely affect our Company. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results could be materially adversely affected.

This Annual Report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks we face as described below and elsewhere in this Annual Report on Form 20-F. See “Cautionary Note About Forward-looking Statements”.

Risks Related to our Business

Currency and interest rate fluctuations may have a material impact on our financial results.

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

Back to Contents

The proportion of our operating expenses generated in the euro zone exceeds the proportion of our sales generated in that zone. As a result, our operating results are structurally exposed to fluctuations of the euro against our other principal trading currencies. This structural imbalance has benefited our operating results in periods of relative weakness of the euro, making our exports to non-euro based markets, particularly U.S. dollar-based markets, more competitive, and has had a significant negative impact in the recent past as the euro has strengthened considerably. During this period, price competition from manufacturers having their production costs denominated principally in currencies other than the euro has increased significantly, in both non-euro and euro-based markets. We seek to offset this exposure through a variety of means, including entering into medium-term sourcing arrangements denominated in these other currencies and, longer-term, by locating production facilities in the same currency zones of our sales. Our ability to relocate production facilities is limited, however, by a number of factors, including capital costs of establishing new facilities and restructuring costs of closing facilities in the euro zone. The negative effect of the appreciation of the euro is partially offset by the decreased cost in euro of the U.S. dollar-based portion of our raw material and energy purchasing requirements.

In addition to this competitive effect, currency fluctuations also have a direct accounting effect on our results. We estimate that in 2003 this accounting effect resulted in a decrease in our consolidated net sales of approximately 7.8% and our operating income of approximately 11.9%. In 2004, the increase in the value of the euro relative to other currencies, particularly the U.S. dollar, had a negative conversion impact of 3.0% on our net sales and €8 million on our operating income. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro-zone into euros. For example, in 2002, our stockholders’ equity was reduced by €398 million due to the translation of the financial statements of our foreign subsidiaries and related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro. The continued strengthening of the euro in 2003 resulted in a reduction in stockholders’ equity of €164 million as of December 31, 2003 due to translation adjustments. By contrast, in 2004 the strengthening of the euro resulted in a very limited reduction in stockholders’ equity of €6 million.

Our policy is to limit our exposure to short-term fluctuations in exchange rates by calculating on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions, and using financial instruments to reduce such exposure. The main instruments we have used in the past are over-the-counter forward exchange contracts with maturities of generally less than one year.

We are also exposed to interest rate risk. As of December 31, 2004, our gross financial debt amounted to €2,531 million. Fluctuations in interest rates have affected our interest expense on existing debt and the cost of new financing. We use swaps to manage this risk, but our financial condition and results of operations may nevertheless be materially adversely affected by sustained increases in interest rates.

For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk”.

Sustained high raw materials prices increase our production costs and cost of goods sold, and the time it takes to pass on increases in such costs to our customers may reduce our operating income in the short-term.

A significant portion of our raw materials costs is linked, directly or indirectly, to the price of crude oil and benzene, an oil derivative. We are therefore exposed to any volatility in the price of oil that may result from any instability in oil-producing regions. We are also exposed to volatility in the price of our other principal raw materials, including natural gas. Our ability to pass on increases in overall levels of raw materials prices through an increase in sales prices is limited by the intense competition in our industry. As a result, we have experienced negative pressure on margins during certain periods. In 2004, the high cost of raw materials, in particular petrochemical commodities prices, had a negative impact of approximately €187 million on our operating income. See “Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Condition and Results of Operations—Cost of Raw Materials” and “Item 4. Information About Rhodia—Raw Materials”.

Back to Contents

We are subject to continuously evolving environmental and health and safety laws and regulations at the national and international level. These laws and regulations expose us to the risk of costs, liabilities and claims that could have a material adverse effect on our business, financial condition and results of operations. In addition, the sector in which we operate exposes us to significant potential liability with respect to the environment.

We are subject to a broad range of extensive and evolving strict environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. They relate to, among other things, air emissions, waste water discharges, the use and handling of or exposure to hazardous materials, waste disposal practices, and clean-up of environmental contamination. Compliance with health and safety and environmental laws and regulations has resulted in ongoing costs for us.

These laws and regulations could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. A failure to comply with any such law or regulation could result in the issuance of material fines and criminal penalties or the imposition of other sanctions. For example, in April 2004 one of our subsidiaries agreed to a U.S. $18 million fine and five years’ probation in connection with a hazardous waste storage and treatment violation at a closed Silver Bow, Montana (USA) facility formerly operated by Rhône-Poulenc. We could also incur significant expenses in the event that new laws, regulations, governmental policies or local authorities were to require, in particular, that hazardous wastes, including radioactive wastes, currently stored on-site in France, be disposed of at off-site locations.

We could also remain liable for contamination at some of our former sites. Many of our current, former and discontinued manufacturing sites have an extended history of industrial use. As is typical for such sites, soil and groundwater contamination has occurred in the past at some sites and might occur or be discovered at other sites in the future. We are continuing to investigate, remediate and monitor soil and groundwater contamination at or from certain of these sites.

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

We continue to make provisions on an annual basis in order to ensure our compliance with applicable rules and regulations. We are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental and health and safety matters. Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. As of December 31, 2004, our accrued reserve for probable future remediation expenses amounted to €208 million.

Based on information presently available, our accrued reserve for probable future remediation expenses, and the amount of indemnities that we have received or expect to receive, and our obligations with respect to applicable rules and regulations and our liability for clean-up at certain sites, we do not expect that our compliance costs will have a significant negative effect on our operations, revenue or financial condition.

However, environmental and health and safety matters cannot be predicted with certainty, and the amounts we have set aside may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities. For example, the evolution of European law in the domain of ground pollution, and in particular the “Texaco” decision of the European Court of Justice of January 29, 2004, which ruled that all polluted soil must be treated as waste, may result in significant additional costs for us. The implementation of the European Directive of October 23, 2000 establishing a framework for community action in the field of water policy could also require us to incur significant additional costs.

Back to Contents

Moreover, our industrial activities in most of the regions in which we operated are subject to obtaining permits, licenses, other authorizations or declarations. Chemical substances that appear on at least one of the following lists can usually be registered and exported without undergoing additional tests outside their country of origin: the European Inventory of Know Chemical Substances; the Toxic Substances Control Act; the U.S. Inventory of Chemical Substances; the Canadian Domestic Substance List; and the Handbook of Existing New Chemical Substances in Japan. However, certain administrative barriers may still exist. We work in close collaboration with the relevant authorities in the countries mentioned above in order to commercialize new products and chemical substances. The implementation of the future European regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), a draft form of which was adopted by the European Commission on October 29, 2003, and which is currently under review by the European Parliament and Council, could cause us to incur significant additional costs. Because we do not know when and in what form this potential new regulation may eventually be implemented, or the allocation of related costs among industry participants, we are not able to accurately assess what the compliance cost may be or when such costs may be incurred.

We operate several “Seveso” installations as defined under the European Union’s “Seveso” Directive 96/80/EC of December 9, 1996, or similar installations outside of Europe, where hazardous substances such as chlorine and phosgene are present, and which can generate major risks to the health and safety of neighboring populations and to the environment. As such, we are subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us or located in our facilities), property damage or damage to natural resources.

In addition, we currently own or operate plants previously owned successively by Stauffer Chemicals and Rhône-Poulenc where asbestos was used as insulation in pipes, boilers and furnaces, but not in the manufacturing of these products. As a consequence, we have received a limited number of claims relating to alleged asbestos exposure. In addition, one of our former sites in France has been registered on an official list prepared by French authorities as an industrial site that previously manufactured asbestos-containing materials, which could give workers the right to claim early retirement or other rights. One of our currently owned and operated sites may be included in this official list during the course of 2005 and we cannot exclude the possibility that other sites may be included in the future. While it is not possible to determine the ultimate outcome of all claims that may be brought against us, we believe that our future risk related to asbestos exposure is limited based on available information and our experience with these claims. Environmental contingencies are presented in Note 25 to the Consolidated Financial Statements.

Failure to successfully implement our cost-reduction measures may adversely affect our financial results.

In October 2003, we announced the implementation of two significant new cost reduction plans. Our objective with respect to these two plans, as well as with respect to the plan that was in place at the date of announcement, is to generate annual gross cost savings of €323 million by 2006. We estimate the costs of implementing these two plans at €325 million over the 2004-2006 period. A significant portion of these costs remains to be spent in 2005 and 2006. These anticipated implementation costs and cost savings are based on our estimates, however, and actual costs and/or savings may vary significantly. In addition, our cost-reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in our industry or operations, including new business developments, wage and price increases or other factors. Restructuring, closures and layoffs may harm our labor relations and public relations and have led and could lead to further work stoppages and/or demonstrations. These events would adversely affect our operations and results. Our failure to successfully implement these planned cost-reduction measures, or the possibility that these efforts may not generate the level of cost savings we expect going forward or may result in higher than expected costs, could negatively affect our financial results as well as our ongoing operations.

Back to Contents

We are an international group of companies and are exposed to general economic, political and regulatory conditions and risks in the countries in which we have significant operations.

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

Conditions such as the uncertainties associated with war, terrorist activities, political instability, catastrophic weather conditions or the outbreak of major health risks in any of the countries in which we operate could affect us by causing delays or losses in the supply or delivery of raw materials and products, an inability to obtain insurance coverage, as well as increased security costs, insurance premiums and other expenses.

Our international operations expose us to a multitude of local commercial risks, and our overall success greatly depends on our ability to adapt to changes in economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in each location where we do business. Moreover, changes in laws or regulations, such as changes in regulatory requirements (including with respect to taxation, tariffs and trade barriers, intellectual property regimes and import/export licensing requirements, among others) as well as varying tax regimes which could adversely affect our results or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries and joint ventures, could increase the cost of doing business in these regions. Any of these conditions may have an adverse effect on our financial condition or results of operations. In addition, a number of companies in the chemicals industry have come under scrutiny by U.S. and EU regulators in connection with potentially anti-competitive practices. While we are unaware of any investigations concerning Rhodia S.A., we are aware that a number of chemical companies have been subject to both criminal and civil claims involving a variety of products. Although we believe that we are in compliance with rules and regulations in respect of anti-competitive practices, regulatory focus on the industry increases the potential that we may become involved in an investigation. We cannot assure you that we will not become subject to government investigations or third-party claims, or that, in such a case, our compliance programs in respect of competition laws will have been adequate or that we will not be required to pay fines or damages.

The cyclicality in the various industries we serve may have a material adverse effect on our business and financial condition.

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

We are subject to intense competition.

We face significant competition in each of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, principally product differentiation and innovation, product quality and quality of logistics, including distribution capability. In addition, in some market segments, our products are subject to intense price competition due to factors such as overcapacity, competition from low-cost producers and consolidation among our customers and competitors. Increased price competition may also occur in certain product areas due to

Back to Contents

consolidation and globalization among our customers and competitors as industry segments mature. New products or technologies developed by competitors also may have a material adverse impact on our competitive position.

Several of our businesses face risks through operation as joint ventures in which we share control but do not own a controlling interest, which are also large customers and/or suppliers of our products.

We face risks relating to joint ventures in which we share control but do not own a controlling interest, and certain of which are also large customers and/or suppliers of our products. We have included a list of the joint ventures entities included within the scope of our consolidation in Note 33 to our Consolidated Financial Statements and have provided a discussion of the businesses of the joint ventures we believe to be material in “Item 4. Information About Rhodia”.

Under the governing or financing documents or agreements for certain of these entities, certain key matters such as new financing, capital expenditures, approval of business plans and decisions as to timing and amount of distributions of dividends require the agreement of our partners. There is a risk of disagreement or deadlock among stockholders of joint controlled entities and that decisions contrary to our interests will be made. In addition, our investments in joint ventures, both in general and as a result of our arrangements with our joint venture partners, may expose us to requirements for additional investment, or to additional capital expenditure or financing requirements or to obligations to buy or sell holdings. Moreover, we source certain materials and sell products to certain of our joint ventures. These factors could affect our ability to pursue our strategies with respect to our joint ventures or have a material adverse effect on our results of operations or financial condition.

For example, Nylstar, our joint venture with the Italian company, SNIA, has experienced significant financial difficulties in recent years, leading us to record significant losses (€82 million in 2003, including €27 million relating to accelerated asset depreciation recorded by Nylstar, and €64 million in 2004 including €32 million write-off of our investment in Nylstar) from our share in the Company’s equity. Nylstar is a significant customer of our Polyamide enterprise. As a result of significant losses experienced over the past three years and the significant restructuring program launched in 2003, Nylstar was required to renegotiate its loan arrangements on December 3, 2004 in order to ensure its continuation as a going concern. Although Nylstar reached agreement with its lenders, no assurance can be given that it will not continue to generate losses, will not be required to further restructure its debt or will continue to operate as a going concern. In accordance with our undertaking as a major shareholder, we, together with SNIA, converted a total of €88 million in loans to a capital contribution, of which we contributed €44 million, or 50%, in accordance with our shareholding. We have announced our intention to exit our investment in the European textile industry. In this context, an exceptional depreciation of €32 million was recorded in 2004 with respect to our holdings in Nylstar. In April 2005, we, together with SNIA, signed a letter of intent with RadiciGroup to establish an alliance between Nylstar and RadiciGroup’s RadiciFibres in the textile fibers area, allowing for the viability of the Nylstar business going forward and our exit from the European textile industry. No assurance can be provided that a final agreement will be reached. The new joint venture will be mostly owned by RadiciGroup.

The results of certain of our businesses are significantly dependent on long-term contractual arrangements with customers and/or suppliers.

The results of certain of our business activities depend on long-term or renewable contracts. These include our PPF enterprise, Eco Services, which serve the requirements of a significant number of North-American refineries for sulfuric acid regeneration, and our Pharma Solutions enterprise, which offers its customers an integrated approach. Furthermore, we seek to procure certain requirements for key raw materials pursuant to medium- or long-term contracts. See “Item 4. Information About Rhodia—Raw Materials,” and “Item 5. Operating and Financial Review and Prospects”.

In certain cases, these contractual relationships may be with a relatively limited number of customers. Although most of our major customer relationships are typically the result of multiple contractual arrangements of varying terms, in any given year certain of these contracts come up for renewal. We cannot guarantee that we will be able to renew these contracts on acceptable terms, which could adversely affect our results of operations or financial

Back to Contents

condition. In addition, from time to time we enter into toll manufacturing agreements or other arrangements to produce minimum quantities of product for a certain number of years. If we experience delays in delivering product, we may be subject to indemnities, which could be significant. For example, in connection with the divestiture of an intermediate business, we entered into agreements to provide minimum amounts of certain intermediates. Due to start-up problems and reliability issues relating to a production plant, we were unable to satisfy these requirements and, accordingly, paid contractual indemnities of €36 million in 2002, €24 million in 2003 and €28 million in 2004. The affected plant has recently restarted operations. We cannot guarantee that we will cease incurring additional indemnities related to these reliability issues beyond these amounts.

We are dependent on new products and processes.

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

Sales of our products and services to the pharmaceutical industry depend on our clients’ ability to obtain and maintain regulatory approval for particular pharmaceutical products.

We sell certain of our products and services to the pharmaceutical industry, which must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of pharmaceutical products, including notably the U.S. Food and Drug Administration (the “FDA”) in the United States and the European Medicines Evaluation Agency (the “EMEA”) in the European Union. Although we do not ourselves apply for product authorizations from these regulatory authorities, the sale of some of our products and services depend on our clients’ ability to obtain and maintain authorization to market or manufacture a particular pharmaceutical product. In our principal markets (the European Union and the United States), the process of obtaining authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our clients’ ability to obtain marketing authorization for a product or to successfully market or continue to market a product once approved. In recent years, the FDA authorization process has slowed considerably. FDA approval for certain planned product launches by customers of our Pharma Solutions business has been delayed, which has caused sales by the business to significantly under-perform expectations. In addition, delays in FDA approval are affecting the pharmaceutical ingredients market as a whole, contributing to overcapacity in the industry. Our clients’ failure to obtain or maintain product authorizations could adversely affect the sales of our products and services to the pharmaceutical industry.

We have liabilities with respect to our retirement and related benefits that are not fully provisioned nor financed.

We have obligations to our employees relating to retirement and other end-of-contract indemnities in the majority of the countries where we operate.

In France, retirement indemnities and related benefits arise pursuant to labor agreements, internal conventions and applicable local legal requirements. These obligations are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2004, we had projected benefit obligations of €666 million with respect to our French retirement indemnities.

In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in 2002, the market value of pension plan assets for certain of our foreign pension plans fell below required levels with respect to their related accumulated benefit obligation. Applicable laws and regulations would have allowed us to spread contributions to cover the shortfall over three to five years. However, we chose to cover most of the shortfall by making an exceptional cash contribution of €145 million to U.S. and UK pension plans in 2002. We cannot assure you that we will not be required to make similar cash contributions in the future. Any such payments could have an adverse effect on our financial condition

Back to Contents

and liquidity. With respect to our foreign plans, as of December 31, 2004, we had projected benefit obligations of €1,428 million and plan assets of €1,074 million.

The amount of pension obligations accounted for on our balance sheet will change with the application of new IFRS accounting principles. See “Item 5. Operating and Financial Review and Prospects—Changes in Accounting Principles and Presentation—Principal Impacts of the First-time Adoption of IFRS”.

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

Our business is subject to many operational risks for which we may not be adequately insured.

Our plants and facilities store and/or use significant quantities of potential hazardous materials and other items, which can be dangerous if mishandled. Any damage related to our facilities, or injury to employees may negatively affect our operations, and may result in a decrease in revenues and additional costs to replace or repair and insure our assets, which could negatively affect our operating results and financial condition. We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially. See “Item 4. Information About Rhodia –Insurance”.

We will be obligated to adopt new accounting standards in 2005 that will affect our Consolidated Financial Statements, notably by reducing our shareholders’ equity, and may affect the methods used by the financial community to evaluate our performance and the value of our stock.

We currently prepare our financial statements in accordance with French GAAP, and prepare a reconciliation to U.S. GAAP of stockholders’ equity and net income. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including us, to apply IFRS in preparing their Consolidated Financial Statements no later than 2005. The new standards require presentation of comparable annual statements for the prior year, which means that the date of transition to IFRS is effectively January 1, 2004.

For a detailed description of the principle effects on our financial statements of our adoption of IFRS, see “Item 5. Operating and Financial Review and Prospects —Changes in Accounting Principles and Presentation —Principle Impacts of the First-time Adoption of IFRS”.

Because our financial statements prepared in accordance with IFRS will differ from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value our publicly traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

Back to Contents

Risks Related to our Indebtedness

Our substantial level of indebtedness could materially adversely affect our ability to fulfill our obligations under our debt agreements, our ability to react to changes in our business and our ability to incur additional debt to fund future needs.

We have a substantial amount of debt. As of December 31, 2004, we had gross financial debt (long-term debt plus short-term borrowings and current portion of long-term debt) of €2,531 million.

Our substantial debt has had important consequences in the past and may continue to do so in the future. These consequences include:

–

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

–

increasing our vulnerability to adverse economic and industry conditions;

–

limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

–

placing us at a competitive disadvantage compared to our competitors that have relatively less debt; and

–

limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other purposes.

We do not expect to generate positive net cash from operating activities in the near-term (2005) sufficient to meet our liquidity needs. Our ability to refinance debt maturing in the medium-term depends on our ability to generate cash and secure new sources of financing.

Our ability to repay our indebtedness, to fund our operations and make necessary capital expenditures depends on our ability to generate cash. In light of ongoing higher raw material costs and the cash impact of our restructuring programs, we do not expect to generate positive cash flow from our industrial and commercial operations before 2006. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could be required to raise additional debt or equity capital, refinance all or part of our existing debt or sell additional assets. We cannot give assurances that we will be capable of repaying our debt or refinancing it at maturity.

Our ability to meet our financial obligations and finance our capital expenditures and operating activities depends on meeting our business plan. Our ability to do so will be affected by factors we do not control.

Moreover, our ability to comply with our financial covenants will depend on our operating performance and level of indebtedness, as well as on events beyond our control such as changes in raw material costs, exchange rates and interest rates. We cannot guarantee that we will be able to comply with these financial covenants. The breach of a financial covenant could lead to the declaration of an event of default and/or acceleration of repayment under certain of our financing agreements. In such event, we cannot assure you that our assets would be sufficient to repay all of our obligations in full.

Our deteriorated financial condition has affected our ability to access short-term funding. Our access to such markets may not return to its former level, which would negatively affect our liquidity.

The monthly or quarterly divestment of some of our uncollected trade and other receivables is another important source of our financial liquidity. Trade receivables are among our most liquid assets, and selling them

Back to Contents

reduces the availability of such assets to our creditors. Our access to this source of financing has recently been reduced, mostly as a result of lower volumes of receivables available for financing and to a lesser extent more strict requirements (such as eligibility criteria, over-collateralization requirements, repayment timing and facility sizes) imposed by the relevant financial institutions as a result of our financial condition. As a result, the amount of cash generated by sales of trade and other receivables decreased to €334 million at December 31, 2004 from €413 million at December 31, 2003, from total sales of €466 million and €571 million, respectively. On December 21, 2004, we entered into a five-year securitization program providing for the securitization of receivables denominated in various currencies in amounts up to the equivalent of approximately €300 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Reduced availability of the securitization market would require us to obtain capital from other sources, and the terms of such financing may not be as favorable as that available under such programs.

Restrictions imposed by our credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The RFA and our other outstanding indebtedness, in particular, the indentures governing our existing high yield notes, contain various covenants that limit, among other things, our ability and the ability of our subsidiaries to:

–

borrow money;

–

pay dividends on, redeem or repurchase our share capital;

–

make certain investments;

–

create or suffer to exist certain liens;

–

enter into sale and leaseback transactions;

–

engage in certain transactions with affiliates;

–

expand into unrelated businesses; and

–

consolidate, merge or sell all or substantially all of our or their assets.

This could reduce our operating flexibility and our ability to respond to industry opportunities or downturns, particularly as compared to competitors who are not subject to such restrictions.

Changes in respect of our public debt ratings may materially and adversely affect the availability, cost and terms and conditions of our debt and asset-based financings.

Certain of our outstanding debt instruments are publicly rated by Moody’s Investor Service and Standard & Poor’s, independent rating agencies. These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset-based financing. These public debt ratings also affect the cost to us and terms and conditions of debt and asset-based financings. Moody’s Investor Service has attributed a rating of B3 to Rhodia’s Senior Unsecured Notes and a rating of Caa1 (with a negative outlook) to Rhodia’s Senior Subordinated Notes. Standard & Poor’s has attributed a rating of B to our long-term and short-term debt, and a rating of CCC+ (with a stable outlook) to our senior and subordinated unsecured debt. Future rating downgrades, should they occur, would likely affect availability of and/or cost of our future financings.

We cannot guarantee that we will be successful in carrying out measures that strengthen or maintain our credit profile, nor can we guarantee that the rating agencies will regard the measures we do carry out as sufficient. In addition, factors that are not within our control, including factors relating to our industry or specific countries or

Back to Contents

regions in which we operate, may affect the rating agencies’ assessment of our credit profile. As a result, we cannot guarantee that the assessment of our public debt ratings will not be further downgraded by the rating agencies.

Our structure as a holding company could adversely affect our ability to meet our obligations under our Notes.

Rhodia S.A. is a holding company with limited business operations, sources of income and assets, other than the shares of its subsidiaries. Notes are the obligations of Rhodia S.A. exclusively. Our subsidiaries will not guarantee the payment of principal or of interest on the Notes, and the Notes will therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of the Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from their respective assets before we would be entitled to receive any distribution from such assets. Except to the extent that Rhodia may itself be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of Rhodia’s creditors, including claims under the Notes. As of December 31, 2004, our subsidiaries had €566 million of gross financial debt to third parties (€267 million net). Our subsidiaries are also subject to liabilities to other creditors as a result of obligations incurred in the ordinary course of business, which liabilities are also effectively senior to the Notes.

Rhodia S.A.’s principal source of cash flow is dividends from the subsidiaries of Rhodia S.A., which amounted to €52 million in 2004. In addition we financed the activities of our operating subsidiaries through capital contributions of €19 million in 2004. However, our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefore, whether by dividends, interest, loans, advances or other payments. Although we have the power to control decisions to pay dividends in the subsidiaries in which we are the majority owner, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business and other considerations. Such limitations include financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law (including the French Civil Code (Code civil) and the French Commercial Code (Code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of specific change of control events, we are required to offer to repurchase all outstanding Notes. It is possible, however, that we would not have sufficient funds at the time of such change of control to make the required repurchase of the Notes. See “Item 5. Operating and Financial review and Prospects”.

French insolvency laws may not be as favorable to you as U.S. or other insolvency laws.

Rhodia is incorporated in France and, consequently, any insolvency proceeding involving Rhodia would proceed under the laws of France. In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. Discussion on a draft bill to reform French insolvency legislation should take place in the French Parliament in the coming months. The description of the French insolvency legislation below is subject to the possible adoption of such a reform.

Pursuant to article 1244-1 of the French Civil Code (Code civil), French courts may order the deferral or otherwise reschedule over a maximum period of two years the payment obligations of the debtor. In addition, pursuant to article 1244-1, French courts may order that any such deferred or rescheduled amounts bear interest at a lower rate than the contractual rate (yet not lower than the minimum statutory rate) and/or that payments be first allocated to the repayment of principal rather than interest. A court order rendered under article 1244-1 of the French

Back to Contents

Civil Code in respect of one or more creditors will automatically stay any pending enforcement proceedings initiated by such creditors against the debtor and any contractual penalties for late payment will not accrue or be due during the period ordered by the court.

A company may, provided it is able to pay its debts as they fall due, petition for the voluntary judicial amicable settlement of debts proceedings (règlement amiable) in respect of itself if it experiences legal, economic or financial difficulties or cannot obtain financing suited to its needs and possibilities. Upon specific petition by the company, the court may appoint a conciliator (conciliateur) to facilitate an agreement between the debtor and its creditors.

In the context of voluntary judicial amicable settlement of debts proceedings (règlement amiable) which may last up to four months, French courts have the power (a) for the duration of the proceedings, to prohibit a company from paying any prior debts and its creditors from pursuing any legal proceedings against it to (i) obtain the payment of such debts, (ii) terminate an agreement with the company for failure to pay a monetary amount or (iii) seize or attach any of its assets and (b) to defer or otherwise reschedule the company’s payment obligations over a maximum period of two years, pursuant to article 1244-1 of the French Civil Code.

French bankruptcy proceedings may be initiated against a company in France if the company:

(a)

fails to perform its financial obligations pursuant to a voluntary judicial amicable settlement of its debts (règlement amiable);

(b)

has undertaken to purchase the business of another bankrupt company, after a period during which it leases such business, and fails to do so; or

(c)

cannot pay its due debts out of its available assets.

The proceedings may be initiated against the company by the relevant court:

•

in the event of (a) above, upon petition by the public prosecutor, the company or a creditor party to the voluntary judicial amicable settlement;

•

in the event of (b) above, on the court’s own initiative or upon petition by the public prosecutor or the individual appointed by the court in particular to oversee the performance of the sale (commissaire à l’exécution du plan) of the business of the bankrupt company; and

•

in the event of (c) above, on the court’s own initiative or upon petition by the company, any creditor or the public prosecutor.

The company is required to petition for bankruptcy within 15 days of becoming unable to pay its due debts out of its available assets. If it does not, Directors and, as the case may be, de facto managers are subject to civil liability.

The court order commencing bankruptcy proceedings (jugement d’ouverture) may order either the reorganization of the company or its liquidation. In the event of reorganization, an administrator appointed by the court investigates the business of the company during an initial observation period and makes proposals for its reorganization, sale or liquidation. At any time during this observation period, the court can order the liquidation of the company.

The date when the debtor becomes unable to pay its due debts, the date of suspension of payments (date de cessation des paiements), is deemed to be the date of the court order commencing bankruptcy proceedings. However, in this or a subsequent order, the court may set the date of suspension of payments at an earlier date of up to

Back to Contents

18 months prior to the court order commencing bankruptcy proceedings. The date of suspension of payments is important because it marks the beginning of the suspect period (période suspecte). Certain transactions entered into by the debtor during the suspect period are, by law, void or voidable.

Void transactions include transactions or payments entered into during the suspect period that constitute voluntary preferences for the benefit of some creditors to the detriment of other creditors. These include transfers of assets for no consideration, contracts under which the reciprocal obligations of the debtor significantly exceed those of the other party, payments of debts not due at the time of payment, payments made in a manner which is not commonly used in the ordinary course of business, security granted for debts previously incurred and provisional measures, unless the right of attachment or seizure predates the date of suspension of payments.

Voidable transactions include transactions or payments made when due after the date of suspension of payments, if the party dealing with the debtor knew of the suspension of payments. Transactions relating to the transfer of assets for no consideration are also voidable when realized during the six-month period prior to the beginning of the suspect period.

As a general rule, creditors domiciled in France whose debts arose prior to the commencement of bankruptcy proceedings must file a claim with the creditors’ representative within two months of the publication of the court order in the Official Bulletin of Civil and Commercial Announcements (Bulletin officiel des annonces civiles et commerciales); this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims during the relevant period are barred from receiving distributions made in connection with the bankruptcy proceedings and their unasserted claims are extinguished. Employees are not subject to such limitations and are preferential creditors under French law.

From the date of the court order commencing the bankruptcy proceedings, the debtor is prohibited from paying debts outstanding prior to this date, subject to specified exceptions which essentially cover the set-off of related debts and payments, authorized by the bankruptcy judge, made to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors may not pursue any individual legal action against the debtor with respect to any claim arising prior to the court order commencing the bankruptcy proceedings if the objective of such legal action is:

–

to obtain an order for or payment of a sum of money by the debtor to the creditor (however, the creditor may require that a court determine the amount due);

–

to terminate or cancel a contract for non-payment of amounts owed by the creditor; or

–

to enforce the creditor’s rights against any assets of the debtor.

Contractual provisions such as those contained in the indentures that would accelerate the payment of the debtor’s obligations upon the opening of certain bankruptcy proceedings are not enforceable under French law.

The administrator may terminate or continue executory contracts provided that the debtor fully performs its post-petition contractual obligations.

If the court orders a judicial reorganization, it can set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent and can reschedule the payment of debts owed by the debtor.

French bankruptcy law assigns priority to the payment of certain preferential creditors, including employees, the bankruptcy court, officials appointed by the bankruptcy court as required by the regulations relating to bankruptcy proceedings, post-petition creditors, certain secured creditors essentially in the event of liquidation and the French Treasury.

Back to Contents

Risks Related to our Shares and to our ADSs

Sanofi-Aventis, our largest shareholder, currently owns more than 15% of our outstanding share capital, and announcement of a disposal could come at any time.

Sanofi-Aventis (the successor to Aventis), our largest shareholder, currently owns approximately 15.3% of our outstanding share capital and any divestiture of its stake could adversely affect the market price of our shares. In the merger transaction that created Aventis. Aventis had undertaken to the European Commission and the U.S. Federal Trade Commission to fully divest its stake in us by April 22, 2004. On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in Rhodia, as previously required, with a commitment to divest Aventis’ 49% stake in Wacker-Chemie over several years and according to a confidential time schedule. In parallel, the U.S. Federal Trade Commission extended its separate deadline for Aventis’ disposal of the Rhodia stake by one additional year, until April 22, 2005. On December 16, 2004, as a result of a change resulting from the sale by one of Aventis’ historical shareholders (Kuwait Petroleum Company) of their holding in Celanese AG, Aventis filed a demand with the U.S. Federal Trade Commission to set aside the order requiring it to divest its stake in Rhodia. On April 13, 2005 the Federal Trade Commission set aside the obligations of Sanofi-Aventis to divest its Rhodia shares.

The price of our ADSs will be affected by fluctuations in the U.S. dollar/euro exchange rate.

The ADSs trade in U.S. dollars. As the principal trading market for the shares underlying the ADSs is the Premier Marché of Euronext Paris, where the shares trade in euro, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade will decrease.

You may not be able to exercise preferential subscription rights for shares underlying your ADSs.

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

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares.

Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

–

In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be

Back to Contents

able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

–

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

–

ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary’s offices to inspect any reports issued.

–

We and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Cautionary note regarding forward-looking statements

Certain of the statements contained in this Annual Report on Form 20-F that are not historical facts, including, without limitation, under the headings “Item 4. Information about Rhodia” and in “Item 5. Operating and Financial Review and Prospects” are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “intends”, “plans”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include:

–

changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

–

changes in raw material prices, in particular the price of oil and oil derivatives;

–

changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

–

our ability to introduce new products and to continue to develop our production process;

–

customers and market concentration;

–

risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

–

changes in economic or technological trends;

–

potential environmental claims, costs, liabilities or other obligations; and

–

general competitive and market factors on a global, regional and/or national basis.

Back to Contents

Item 4. Information About Rhodia

Overview

We are a global specialty chemicals company, working in partnership with the leading companies in automotive manufacturing, tires, electronics, consumer products, paints and coatings, pharmaceuticals, agrochemicals and perfumery. We develop solutions for our clients using leading-edge technologies in order to respond to the challenges they face as effectively as possible.

We are committed to sustainable development and have made this concept an integral part of our corporate values and a tool to mobilize the entire Group. For the fiscal year ended December 31, 2004, our net sales were €5,281 million. We provide a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, and have numerous worldwide market-leading positions, ranking number one on the basis of 2002 net sales in products such as food phosphates, hydroquinone, vanillin, guar gum, aspirin, precipitated silica, and separated rare earths products. Both on the basis of 2002 sales and our estimates of 2003 industry sales, we are the third largest producer in the world of polyamide. We also believe that we rank number two in food cultures, xanthan gum and paracetamol, and we are among the market leaders in services such as custom development for pharmaceutical companies.

Present with sales in over 130 countries with 113 production sites and six principal research and development centers, we offer our customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. We subscribe to the principles of sustainable development and of communicating our commitments and performance openly with stockholders. In 2004, we recorded a net loss of €625 million, and our research and development expenses totaled 3.0% of net sales. As of December 31, 2004, we had 20,577 employees. Our shares are listed on the Paris and New York stock exchanges.

Consolidation of the Financial Situation

At the end of 2003, Rhodia introduced a wide-ranging plan to refinance and recapitalize the Company in order to strengthen its finances and balance sheet and extend the maturity of its outstanding debt.

The implementation of this plan continued in 2004 notably through the following transactions:

–

On March 31, 2004, Rhodia completed arrangements for a syndicated credit line of a maximum of €639 million reduced to €565 million at the end of June 2004;

–

On May 7, 2004, Rhodia carried out a capital increase by issuing 448,272,970 new shares, which produced gross proceeds of €471 million; and

–

On May 17, 2004, Rhodia carried out a senior note offering that raised gross proceeds of €700 million.

For a detailed description of Rhodia’s different sources of financing, please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Re-sizing the Group’s Operational Structures and Simplifying its Organization

As part of the implementation of the action plan designed to adapt the Group’s structure to its competitive environment and its business position, Rhodia moved during the first quarter of 2004 from an operational organization consisting of seventeen enterprises to a more streamlined structure made up of nine enterprises under the supervision of General Management. The purpose of this initiative was to reduce fixed costs, which are high in the specialty chemicals industry, to react more rapidly to the demands made by clients, and to enable the Company to

Back to Contents

deliver products that are correctly priced and meet the expectations of the Group’s various end-customers. For a detailed description of the enterprises, see “—Main Businesses” below.

Rhodia also regrouped into platforms the various support departments (finance, legal affairs, purchasing and supply, information systems, human resources, corporate communication, research and development, and general resources).

By the end of 2004, the plan for the support departments and head office had been 60% completed.

Overall, the various cost-cutting plans involving both manufacturing and support departments led to savings of €117 million in fixed costs in 2004.

In order to keep up with our clients and continue to grow, we have introduced a more streamlined and effective organizational structure. This consists of nine enterprises that fall into three strategic groups, or pillars:

•

The Applications Chemistry strategic pillar consists of four enterprises with strong growth potential:

o

Home, Personal Care, and Industrial Ingredients (HPCII)

o

Phosphorus, Phosphates and Food (PPF)

o

Performance Products for Multifunctional Coatings (PPMC)

o

Rare Earth, Silicones, Silica Systems (RE3S)

The key factors for the future growth of these businesses are focusing on high value-added market segments, innovation, the cross-fertilization of technologies to develop custom-designed products, as well as on joint R&D partnerships with clients.

•

The Specialty Materials & Services strategic pillar consists of three enterprises with strong cash-flow generation:

o

Polyamide

o

Acetow

o

Eco Services

These enterprises have strong positions in three technologies: polyamide, acetate tow, and sulfuric acid. A combination of competitive manufacturing processes and strict cost control produces strong operating cash flow and underpins the Group’s leadership in these markets.

•

The Fine Chemicals strategic pillar contains two enterprises:

o

Perfumery, Performance and Agro (PP&A)

o

Rhodia Pharma Solutions (RPS)

These enterprises are currently being radically restructured and repositioned in their respective businesses of manufacturing and marketing ingredients for perfumes and flavorings and active pharmaceutical ingredients.

Refocusing the Business Portfolio

The refocusing of the business portfolio mainly took place in 2004 through a number of disposals that produced net sale proceeds of €773 million, which exceeded the target of €700 million.

Back to Contents

The main disposals were:

•

The sale on May 28, 2004 of the food ingredients business to Danisco for a gross sum of approximately €320 million. Food Ingredients had sales in 2003 of about €212 million and a worldwide workforce of almost 860 people.

•

The sale on August 6, 2004 of the potable water and effluents treatment business. This business that covers the production of aluminum sulfate and aluminum chloride that are mainly used in water treatment is principally focused on European markets. In 2003, it had sales of €27 million.

•

The sale of the North American specialty phosphates business to Bain Capital for a gross sum of $530 million was completed on August 16, 2004. This business covers the production of phosphoric acid and phosphates used in a great many applications in food manufacturing, pharmaceuticals, detergents, the treatment of water and metals, horticulture, and textiles. In 2003, it had sales of approximately €419 million and 1,075 employees.

Organization of the Enterprises

In the first quarter of 2004, Rhodia moved from having an operational organization consisting of seventeen enterprises to a more streamlined structure made up of the following nine enterprises:

•

Home, Personal Care, and Industrial Ingredients (HPCII);

•

Phosphorus, Phosphates and Food (PPF), which corresponds to the former Phosphorus Derivatives business and housed the former Food Ingredients and Specialty Phosphates enterprises until they were sold;

•

Performance Products for Multifunctional Coatings (PPMC), which includes the former Intermediates business;

•

Rare Earth, Silicones, Silica Systems (RE3S), which combines the former Electronics and Catalysis and Silicones and Silica Systems enterprises;

•

Polyamide, which groups together the former Intermediates and Polyamide Polymers, Technical Yarns and Fibers, Textile Yarns and Engineering Plastics enterprises;

•

Acetow;

•

Eco Services;

•

Perfumery, Performance & Agro (PP&A);

•

Rhodia Pharma Solutions (RPS).

These nine enterprises have a global mission.

They enjoy a wide degree of autonomy in the management of their operational activities and have total responsibility for strategy, marketing and sales, manufacturing, innovation, and the production chain. To achieve these goals they have dedicated resources and are responsible for their operating results.

The enterprises rely on, and use, the following support departments: finance, legal affairs, purchasing and supply, information systems, human resources, corporate communication, research and development, and other

Back to Contents

general resources. The task of these support departments is to supply services to the enterprises efficiently and at the best levels of cost and service. These departments are responsible for their costs and have their own resources (staff, organization, etc.), which enable them to deliver these services, which they tailor and allocate according to criteria of effectiveness, cost, and level of service. The departments are organized so as to supply their services on a shared basis, but they can decide to second staff to a particular enterprise.

General Management (the General Management Committee, GMC) supervises the enterprises and support departments. It defines and implements the overall Group strategy and policies. It makes choices on, and allocates resources. To help it do this, it relies on a small management team that works on strategy, manufacturing, marketing and sales. It also employs the skills and expertise of the support departments.

The year 2003 was characterized by a sharp deterioration in the economic environment. This led the Board of Directors to decide on October 3, 2003 to carry out a radical change of strategy for Rhodia and to implement an action plan with three main parts:

•

Consolidation of the financial situation;

•

Reduction of costs to be achieved by re-sizing the Group’s operating structures and drastically simplifying its organization; and

•

Refocusing of the business portfolio.

Corporate Information

The legal and commercial name (dénomination sociale) of our Company is Rhodia. We were incorporated in 1989 for a period of 99 years. The Company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France — most notably art. L. 225.1 & seq. of the French Commercial Code. Our corporate governance structure is set out in our by-laws (statuts), which were last amended on May 7, 2004.

We are registered with the Register of Commerce and Companies of Nanterre (registration number 352 170 161). Our registered office is located at 26, quai Alphonse-Le Gallo, 92512 Boulogne-Billancourt Cedex, France, and our phone number is +331-5538-4000. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

Corporate History

Predecessors of Rhodia

Our origins date back to the nineteenth century to two chemical companies, the Société Chimique des Usines du Rhône and l’Entreprise de Produits Chimiques Etienne Poulenc. In 1928, they merged to form Rhône-Poulenc. Over the years, Rhône-Poulenc expanded into such areas as polyamide and polyester fibers and life sciences, and made many major acquisitions in the chemical industry, including food phosphates and sulfuric acid regeneration (Stauffer Chemicals, USA, 1987); aspirin and paracetamol (Monsanto, USA, 1988); and surfactants and guar (RTZ Corporation PLC, UK, 1989).

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

Back to Contents

Formation of Rhodia

The formation of Rhodia with our current name and organizational structure occurred on January 1, 1998, through a series of transactions carried out by Rhône-Poulenc and several of its subsidiaries. We became a public company on June 25, 1998, when Rhône-Poulenc sold a 32.7% stake in our Company to the public. In October 1999, Rhône-Poulenc divested its remaining 67.3% stake in our Company through a two-part transaction in which it sold 39.1% of our outstanding shares and issued notes exchangeable into our shares representing 25.9% of our share capital. In December 2002, Rhône-Poulenc (which had become Aventis) proceeded with the early redemption of these bonds, effectively canceling all outstanding bonds. On May 2, 2003, Aventis reduced its stake in our Company to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais (now Crédit Agricole) concerning 17.8 million of our shares (40% of its shareholding in our Company). Prior to the merger that created Sanofi-Aventis, Aventis had announced its intent to dispose of the 15.3% of our shares it held at the time. Our relationship with Sanofi-Aventis is described in “Item 7. Major Stockholders and Related Party Transactions—Agreements with Sanofi-Aventis”. Our financial restructuring is described in “Item 5. Operating and Financial Review and Prospects”.

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

In 2004, we carried out a refocusing of our business portfolio that resulted in the disposal of assets that produced net sale proceeds of €773 million, which exceeded our €700 million target. See “—Refocusing the business portfolio”, “Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting Our Financial Condition”, “Results of Operations—Scope of Activities Included in the Consolidated Financial Statements” and Note 2 to the Consolidated Financial Statements.

Industrial Strategy

In 2004, Rhodia’s industrial strategy focused on the businesses the Company wants to expand and also aimed to help Rhodia respond better to the constraints of a highly competitive international environment.

The main aims of the industrial strategy established by Rhodia’s industrial management team are:

•

To ensure the safety of Rhodia’s manufacturing operations in order, firstly, to contribute to sustainable development by making sure that procedures are introduced that minimize the risks of losses (the safety of employees, the environment, and installations, as well as the safety of transportation and products) and, secondly, to provide advice to General Management by constantly seeking to anticipate any risks and thus prevent or minimize them;

•

To advise General Management on manufacturing investment policy (management of investment programs, selection of projects, and the auditing and monitoring of commitments);

Back to Contents

•

To provide a classification of production lines and ensure there are changes on production lines that are classified as “C” (poor competitiveness, according to Rhodia’s classification method described below), as well as managing sites that have been closed so as to optimize Rhodia’s resources;

•

To make the manufacturing networks proactive, encouraging the sharing of good practices and making sure that the technical skills that are vital for the Company are maintained, as well as actively managing the industrial department (selecting people for key posts, notably those of industrial director and plant director, as well as deciding on the organization of manufacturing within the Group).

To anticipate changes in markets and production systems that are leading to the entry into markets of low wage-cost countries and the adoption of more demanding regulations, the industrial department continues to work on the analysis of the classification of production lines according to its “A, B, and C” criteria (on a decreasing scale of competitiveness). It is also pressing on with the introduction of platforms when pooling resources and skills seems advantageous and the sharing of best production practices.

Classification of Production Lines

The purpose of classifying the Group’s production lines according to three criteria —“A, B, and C”— on a decreasing scale of competitiveness is to achieve the following:

•

to establish how competitive a production line is and how that is changing over time and so be able to make informed choices about the allocation of resources, notably capital and human resources;

•

to check that the competitiveness of production lines is sufficient to meet the strategic aims of the enterprises and the Group;

•

to anticipate the improvements needed to maintain or regain competitiveness; and most importantly

•

to decide to abandon or close down in the future businesses that cannot be turned around or that do not fit in with the Group’s strategy.

Organization of Geographically Neighboring Sites into “Platforms”

The purpose of organizing geographically neighboring sites into “platforms” is to share resources and reduce fixed costs, thus strengthening the expertise of employees.

Six platforms have been set up so far: western France and Lyon, the United Kingdom, the southern region of North America, the eastern region of North America, Brazil-St. André and Brazil-Paulinia.

Continuing Implementation of the WCM Program (World Class Manufacturing)

The continuing implementation of the World Class Manufacturing program (WCM) aims to establish excellence in production by working on the entire production process — from the arrival on-site of raw materials through to the delivery of the finished product to the customer — and thus improve the output and cost-competitiveness of each production line and as a consequence that of the Group’s industrial sites.

Main Businesses

This section gives a description of the businesses, technologies, strategies, and market conditions of each of Rhodia’s enterprises.

Back to Contents

Home Personal Care & Industrial Ingredients (HPCII)

The HPCII enterprise had sales revenue of €608 million in 2004, or 12% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

The enterprise is involved in the cosmetic and detergent markets as well as in industrial markets (metal treatment, polymers, oil, and agrochemicals).

Products	Markets	Brand names	Competitors
Surfactants	Cosmetics, detergents, agrochemical formulations, lubricants, emulsions, polymerization	Miranol, Dermalcare, Miracare, Soprophor, Lubrhophos, Supersol, Abex, Rhodafac, Geropon, Antarox, Supragil, Alkamus, Igepal, Rhodacal	Akzo Nobel, BASF, Clariant, Cognis, Croda, Degussa, Dow, Huntsman, ICI, Sasol (Condea), Shell, Stepan
Natural polymers	Cosmetics, detergents, agrochemical formulations, industrial formulations	Jaguar, Rheozan, Rhodopol, Rhodicare	Hercules, Lamberti
Specialty polymers and monomers	Cosmetics, detergents, agrochemical formulations, industrial formulations, polymerization, emulsions	Geropon, Mirapol, Polycare, Carbomer, Alkasperse, Alkafloc, Glokill, Albritect, Repel-O-Tex, Sipomer	BASF, Arkema, ISP, Dow-Archemol, Degussa, Clariant, Rohm & Haas

Technologies

Surfactants are molecules made up of two distinct particles, one with a strong affinity for oils and the other for water. They are used as performance additives in formulations in a large number of industries.

Natural polymers and their derivatives are vegetable-based and water-dispersible. They have properties that are used to modify texture or rheology, emulsify oils, stabilize complex formulations and prolong product life, or even modify surfaces. They have applications in many markets such as cosmetics, agrochemical formulations, and oil drilling.

Specialty polymers are obtained either by radicular polymerization or by condensation. The extremely wide range of these products meets needs that are highly diversified but also specific. Specialty monomers, used in very small amounts, improve the performance of coatings and adhesives when put into emulsions, solutions, or included in the polymerization process.

Back to Contents

Sales by technology (unaudited figures)

% of HPCII consolidated sales	2002	2003	2004
Surfactants	57.1	58.0	58.0
Natural polymers	14.0	14.5	12.4
Specialty polymers and monomers	11.4	9.7	12.9
Other specialty products	17.5	17.8	16.7
Total	100.0	100.0	100.0

Enterprise Strategy

The organization is extremely market-oriented, aiming to provide customers with solutions that solve their problems. The enterprise also deals with products supplied by other Group enterprises (silicones, for example) and by third parties in order to co-develop and provide formulations that meet particular performance requirements defined by clients. Operational excellence is a permanent goal, which has led to a series of action plans concerning safety, quality, site management, plus a number of targeted improvement plans.

The enterprise’s goal of growth is based on three different axes:

•

Innovation: innovation is a strong characteristic of the enterprise’s customer industries, and it invests 3.6% of its sales in R&D. Innovation leads to continuous renewal of the product range: in 2004, 19.1% of sales were contributed by products that had been in the market for less than five years.

•

Geographic expansion: production sites located in four continents allow the enterprise to respond to customer requirements on attractive terms. Globalization and geographic expansion in Asia, where for example the enterprise generates 18.8% of its sales, are one axis of strong growth.

•

Client relations: strong emphasis is put on managing relations with major customers in their respective markets. When a few major companies have strong positions, it is essential to understand and anticipate changes in the market. The enterprise thus maintains a very close relationship with all the major customers operating in its markets. A very good example of the link between innovation and the relationship with a major customer is the launch of the DryRinse™ polymer for Procter & Gamble, which is used as an ingredient in Mr. Clean® AutoDry Carwash, a product that provides a brilliant finish on the bodywork with no smears or effort.

Enterprise Market Conditions in 2004

As a whole, the enterprise’s businesses experienced satisfactory growth in all regions, with Asia having the highest growth with a gain of 23.3% in 2004 versus 2003.

The enterprise was faced with a very strong rise in the cost of its raw materials. To limit the impact of this, a number of steps were taken to optimize purchasing and an action plan to raise prices in all the businesses was adopted.

In 2004, HPCII streamlined its portfolio of manufacturing sites and businesses in accordance with its main growth axes. It sold its site in Veracruz (Mexico) and bought out its partner’s stake in its Chinese subsidiary, Wuxi Specialty Chemicals, and plans to expand the plant. It strengthened the position of Rhodiasolv® RPDE as a worldwide product by increasing its capacity in France and Brazil and starting production in Korea.

Several products were launched in industrial markets in 2004, designed to meet the twin concerns of performance and protection of the environment. One was Rhodiasolv® DIB, used in water-based formulations, and another Rhodasurf® 3065, an emulsifier that provides an excellent alternative to traditional systems.

Back to Contents

Phosphorus, Phosphates and Food (PPF)

This enterprise had sales of €796 million in 2004, or 15% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

With its three main international businesses (Phosphorus Derivatives, Specialty Phosphates, and Food Ingredients), PPF operates in a wide range of markets, notably agrochemicals, water and metal treatment, oil-field services, fine chemicals, detergents, and food ingredients.

Products	Markets	Brand names	Competitors
Phosphorus Derivatives	Industrial applications (fireproofing products, oil fields, fine chemicals, water treatment, leather tanning, agrochemical products, plastic additives)	Proban®, Amgard®, Tolcide®, Briquest®, Albrivap®, Bricorr®, Albrite® Aquarite®	Bayer, Great Lakes, Solutia, Cytec, Clariant, Thermphos, Ciba
Phosphates	Food manufacturing, detergents, water treatment, horticulture, metal treatment, ceramics	Levair Regent®, Kalipol, Avgard®	Astaris, BK Giulini, Budenheim, Foret, Prayon/OCP
Hydrocolloids	Food manufacturing, cosmetics, detergents, oil exploration	Meypro®, Hodigel, Jaguar®, Rheozan, Rhodopol	CP Kelco, Danisco, Degussa, FMC
Lactic fermenting agents	Dairy products and the meat industry	Marschall®, Ezal®, Texel®, Microgard®, Flora-Fit®, Dpl, Ncfm, Superstart®	Danisco, DSM, Hansen
Food protection systems	Food manufacturing	Avgard®, Microgard®, Stargard®, Embanox	Alcide, Purac, Quest

The Phosphorus Derivatives business benefits from the enterprise’s long experience in phosphorus chemistry and all the associated technologies. In addition to a wide range of chemical building blocks used in industrial applications, the offer of this business is based on solutions for treating water, oil-field chemicals, as well as products for fine chemicals, modifying surfaces, and fireproofing.

The Specialty Phosphates business specializes in technologies producing phosphate salts and phosphoric acid. Its solutions improve the quality and performance of numerous finished products and are used in a wide variety of applications such as the treatment of water, paper and metals, horticulture, electronics, textiles, food manufacturing, pharmaceuticals, and detergents.

The Food Ingredients business has four main groups of products: food phosphates used as raising agents in baking, texturing agents in the meat industry, or preservatives in prepared food; lactic fermenting agents for cheese manufacturing, yoghurts and other dairy products; food protection systems to preserve the organoleptic properties of foods over their life cycle and limit the risk of pathogenic infection; food hydrocolloids that are used as stabilizers in ice creams, puddings, drinks, sauces and ready meals, and which also help to improve texture and extend shelf-life.

Back to Contents

STPP Europe is also part of the PPF enterprise. Its main business is the manufacture and marketing of sodium tripolyphosphate (STPP), an essential ingredient in household detergents, which is sold mainly in the European market.

The PPF enterprise was radically restructured in 2004 following a number of major disposals carried out by Rhodia.

Technologies

Phosphorus Derivatives are organic molecules that come from phosphorus trichloride, phosphorus oxychloride, and phosphine (PH3). They are used in numerous applications ranging from water treatments to agrochemicals and fire-proofing.

Phosphates come from phosphate minerals transformed into elementary phosphorus or phosphoric acid. They are use in the form of salts or acids in detergent, food, and water-treatment products.

Hydrocolloids (guar, xanthan gum, carrageen, and texturizing mixtures) are plant seeds, seaweed extracts, or biopolymers used alone or jointly as thickening agents, stabilizers or gelling agents in, for example, food manufacturing and cosmetics.

Lactic fermenting agents are concentrated mixtures of bacteria used in the dairy industry in the production of cheeses and yoghurts and in the meat industry to protect cured meats.

Food protection systems (FPS) are combinations of anti-microbial agents designed to preserve the organoleptic qualities of foods during their life and reduce the risks of pathogenic infection.

Sales by technology (unaudited figures)

% of PPF consolidated sales	2003	2004
Phosphorus derivatives	26.6	34.3
Phosphates	43.8	40.2
Hydrocolloids, lactic fermenting agents, food protection systems	19.1	11.2
Sodium tripolyphosphates and others	10.5	14.3
Total	100.0	100.0

Enterprise Strategy

The bulk of 2004 was devoted to preparing and managing the sale of the non-strategic businesses, most of which had been successfully sold before the end of the third quarter. In May, the culture and food hydrocolloid businesses of the food ingredients business unit were sold to Danisco. In July, the sale of the European specialty phosphates business to Thermphos International was completed. Lastly in August, the North-American phosphate manufacturing business was sold to Bain Capital, giving rise to a new entity called Innophos. Work continued during the fourth quarter on a number of smaller planned disposals.

In 2005, the enterprise will concentrate primarily on its response to the migration of several markets to China. While China has for many years been a factor in PPF’s supply strategy, several customers have moved to the region and PPF plans to take part in the rapid growth in this part of the world.

Back to Contents

Enterprise Market Conditions in 2004

For the phosphorus derivatives business 2004 was a turning point as margins improved on a wide range of products. This improvement came against a background of market turmoil caused mainly by China running into an energy crisis. Severe restrictions on electricity supply caused major problems in the production of phosphorus, a key ingredient, and pushed up its price. This in turn restricted the availability of phosphorus derivatives in world markets. Rhodia’s decision in 2002 to set up a joint venture in China to produce phosphorus gives the Company a strategic advantage. Nonetheless, there were shortages of raw materials that had to be carefully managed throughout the year.

Customers accepted the reality of the massive increase in costs and so the enterprise was able to raise prices significantly in the course of the year, in spite of the existence of long-term contracts.

The specialty phosphates business continued to improve in 2004 in all regions of the world until the European units were sold in July to Thermphos International and the North-American business was sold the following month to Bain Capital.

From a worldwide point of view, the industry was affected by two phenomena:

–

the increasing consolidation of the market with the disappearance of companies with smaller capacity;

–

the diminished influence of Asian producers on world markets because of the energy crisis in China.

Performance Products for Multifunctional Coatings (PPMC)

The PPMC enterprise had sales of €527 million in 2004, or 10% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

The enterprise operates in high value-added specialty segments, mainly in the markets for industrial coatings, particularly in the automotive industry with its isocyanate technology, and in the markets for decorative paints and specialty additives used in the construction industry with its latex technology.

As a result of its strong regional and local presences, the enterprise is also able to operate in the service chemicals market, supplying companies with a wide range of products and services, which include oxygenated solvents and sulfuric acid regeneration.

Back to Contents

Products	Markets	Brand names	Competitors
Aliphatic isocyanates	Industrial paints for wood, metal (automotive), and plastics	Tolonate®, Rhodocoat®	BASF, Bayer, Degussa
Latex	Decorative paints, adhesives, construction	Rhodopas®, Rhoximat®	BASF, Celanese, ICI, Rohm & Haas, Wacker
Oxygenated solvents	Industrial paints, leather, inks	Rhodialsolv®, RhodiaEco®	BP, Celanese, Exxon, Oxiteno, Shell,
Intermediate products (TDA, TDI, nitric acid, oxadiazone, ethyl chloride, Raney catalysts)	Polyurethane foams (manufacture of car seats, mattresses, and cushions), fine chemicals, steel, food manufacturing, agrochemicals, organic syntheses		TDI: Bayer, Dow, BASF, Borsodchem, ZachemNitric acid: BASF, Kemira
Sulfur products and sulfuric acid regeneration	Production of unleaded petrol, car-battery storage cells, paper and sugar bleaching, water treatment		Carbosulf (Akzo Nobel), FMC ForetUmicore, AtoFina GP, Clariant

Technologies

Aliphatic isocyanates are used as hardeners in polyurethane resins in conjunction with polyols. They are recognized for their resistance to UV and give coatings an exceptional finish and long life.

Latexes are dispersed polymers. They come in the form of fine particles in water or powder and are characterized by their strong binding qualities. Changing the molecule’s characteristics produces a wide range of properties that allows it to be used in a large number of applications.

Oxygenated solvents, of which Rhodia has a wide range, combine high thinning power with a low impact on the ozone layer and negligible toxicity. They are the main alternatives to chlorinated solvents.

Other technologies where PPMC has expertise are based on isocyanate and nitric-acid chemistry and are employed in the production of intermediates used to make polyurethane foams for the automotive and household markets (TDI), in various organic syntheses, in the production of certain fuels (ethyl chloride), as well as in a variety of other applications in fine chemicals, steel, food manufacturing (nitric acid), and agrochemicals (oxadiazone).

Lastly, the PPMC enterprise is involved in the business of managing the entire life cycle of sulfuric acid, from the regeneration of processing acid to the supply of pure acid and derivatives. Sulfuric acid is the chemical product that is most used in the chemical industry and has many applications, including the manufacture of unleaded petrol, car batteries, and water treatment.

Back to Contents

Sales by technology (unaudited figures)

% of PPMC consolidated sales	2002	2003	2004
Latex	33.8	38.8	29.7
Aliphatic isocyanates	29.3	34.2	24.8
Oxygenated solvents	22.5	24.4	24.6
Sulfur products, regeneration	—	—	13.4
TDI, TDA, oxadiazone, ethyl chloride, Raney catalysts	—	—	5.1
Paper	11.2	—	—
Other	3.1	2.6	2.3
Total	100.0	100.0	100.0

Enterprise Strategy

PPMC is focusing on strategic markets and regions where it is building up strong technological and commercial positions.

The enterprise uses a wide range of technologies (aliphatic isocyanates, oxygenated solvents, latex emulsions and powders) which, depending on the application, it combines with numerous other technologies present within the Group: surfactants, silicas, silicones, hydrocolloids, polyamide fibers, rare earths and specialty phosphates.

In the European market for decorative paints, the challenge lies in broadening the product range and extending it to acrylic solutions that perform better and provide customers with new features, but which also comply with the environmental standards currently being introduced in Europe.

In the market for industrial coatings, the challenge for Rhodia is to maintain the strong growth of the last few years while strengthening its worldwide product range by moving into new segments (automotive OEM and wood coatings). The way for Rhodia to improve its market position and differentiate itself lies in a combination of using the technologies available to it —silicones, specialty monomers, and latex— and forging targeted, strategic, partnerships with the leading players in the industry (DuPont, Akzo).

In the service chemicals market, PPMC is building up its positions of regional leadership in Latin America for oxygenated solvent chemicals and in Europe for service chemicals such as regeneration.

PPMC places great importance on developing products that respect the environment: the “light-touch” Rhodocoat® range for automotive coatings, Rhodopas® Ultragreen, a product that can be mixed in water for solvent-free paints, Rhoximat™ UP, a new latex powder that contains no solvents or plasticizers, and the range of oxygenated solvents that are more environmentally friendly.

The sulfuric acid regeneration business provides manufacturers with a longer-lasting and more economical solution, giving them the benefit of an integrated service that goes from the supply of acid to the recycling of the same product once it has been used.

In 2004, PPMC’s aliphatic isocyanate and latex businesses in Europe were very badly affected by the surge in the prices of raw materials, but they were able to pass on these higher costs to their respective markets by introducing price increases of between 10-20%, mainly in the fourth quarter. They also had to cope with supply problems for certain raw materials, acrylic monomers and IPDA in particular, which were caused by tight market conditions.

Aware of the upward trend in the prices of the main petrochemical raw materials, PPMC plans to continue raising prices, while at the same time pursuing the growth strategy it adopted some years ago for its aliphatic

Back to Contents

isocyanate and latex businesses. Its operational targets for 2005 are: manufacturing excellence, the restoration of its margins and moving its product range more towards specialty and service chemicals.

The principal new products launched in mid-2003 and at the end of 2003 and that found their first commercial outlets in 2004 were:

•

Rhoximat™ UP

A new range of latex powders that are dispersible and contain no plasticizers for gluing and fixing tiles. This new product has exceptional adhesive and performance qualities in severe conditions of humidity and temperature. This is a solution to current performance requirements that meet the environmental requirements of tomorrow.

•

Tolonate® FD

To be faster acting without changing the properties of polyurethane coatings — that was the challenge taken on by Tolonate® FD, the Group’s new, fast-drying, aliphatic polyisocyanate (for automobiles, plastics, maintenance, aerospace, ship-building, general manufacturing, and timber). It is faster drying and resists light, while being extremely long-lasting and flexible. Having achieved excellent penetration in the European market, this product is now being introduced into the Asian market.

Rare Earths, Silicones, Silica Systems (RE3S)

The RE3S enterprise had sales of €748 million in 2004, or 14% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

RE3S combines three high value-added businesses: rare earths, silicones, and silicas, each with its own specific technology. Its products are aimed at a variety of markets (automotive, electronics, construction, medical comfort, and paper and textile coating), for which it has produced numerous innovations (automotive anti-pollution systems, low-energy tires, the luminescence of the new-generation flat screens, high-performance coatings for airbags and technical textiles).

Products	Markets	Brand names	Competitors
Products made from rare earths	Electronics: luminescence for new flat screens, optics, coloring, passive components. Catalysis: automotive anti-pollution and industrial catalysts	Cerox™, Opaline™, Superamic™, Eolys™, Actalys™, OPtalys™, Neolor™	AMR, DKK, Chinese manufacturers, Octel, Infineon
Silicones	Automotive, technical textiles, cosmetics, paramedical, dentistry, electronics, self-adhesive construction, paints and coatings	Rhodorsil®, Rhodorseal®, Silcolease®, Rhodalis®, Silbione®, CAF®, Lyndcoat®, ELCH®	Dow Corning, GE, Shinetsu, Wacker
Silicas	Tires, toothpaste, nutrition, clothing	Zeosil®, Tixosil®, Tixolex®	Degussa, Huber, PPG

Back to Contents

Technologies

Rare earths are natural elements, like iron or oxygen, which are present in the earth’s crust. Rhodia is involved in the processes of separating and finishing these elements to high degree of purity, which it then uses in high value-added compositions used in catalysis (automotive anti-pollution, etc.) and electronics (luminescence for new screens, polishing, passive electronic components, etc.).

Silicones are polymers made from silicon. Their mineral origin gives them stability and exceptional qualities: resistance to temperature, UV, and ageing, as well as remarkable functional abilities (performance adapted by physical chemistry) which enable them to be used in a very large number of applications: coating self-adhesive paper, coating textiles for airbags, sealing and gluing in construction, sealing car engines, dentistry and artistic molding, the manufacture of high-performance elastomers used in making cables, as well as medical, industrial and consumer products. Rhodia believes that it holds leadership or joint leadership positions in high value-added market segments, such as paper and textile coatings, medical comfort, industrial sealing and gluing, and molding.

Silica is a mineral and the main constituent of sedimentary rocks (sand). Silica can be used as a filler to strengthen polymers in the manufacture of rubbers and elastomers, and in many other applications. Because of its expertise in surface chemistry, Rhodia has regularly developed and adapted silica’s numerous properties: dispersibility, the ability to absorb, act as an abrasive, and strengthen. Rhodia, the world leader in this technology, has developed several ranges of high value-added products that have been used in numerous innovations and developments: high-performance, low energy consuming, “green” tires, nutritional support mediums, membranes for batteries, etc.

Sales by technology (unaudited figures)

% of RE3S consolidated sales	2002	2003	2004
Rare earths	19.5	19.5	20.2
Silicones	51.9	52.5	51.9
Silicas	28.1	28.0	27.9
Total	100.0	100.0	100.0

Enterprise Strategy

RE3S is seeking to position itself in high value-added market segments, in which its products and technologies, very often developed in partnership with the leading companies in their fields (Michelin, PSA Peugeot-Citroen, etc.), provide a decisive advantage.

The enterprise believes that it has strong position in each of its markets:

Formulations based on rare earths:

•

automotive anti-pollution materials for petrol catalytic converters: a share of the world market of over 30%, or, in other words, more than one out of four catalytic converters contains Rhodia products;

•

automotive anti-pollution/diesel particle filters: virtually the entire market for regeneration additives (more than a million diesel vehicles currently contain Rhodia’s Eolys™ additive); and

•

luminescence for the new generation of screens (40% market share for backlighting LCD applications, (phosphor) dots for plasma screens).

Back to Contents

Silicones:

•

airbag coatings: silicone coatings ensure resistance to heat, maximum flexibility and long life (Rhodia is joint number one in the world);

•

the manufacture of fire-safety cables that are consumed without producing any flames or giving off toxic fumes, while still keeping their isolating properties;

•

exact reproduction of the finest and most jagged contours makes silicones the material of choice for artists and model-makers, as well as dentists (number one in Europe and joint leader in the world);

•

Rhodia is the European leader in sealing and high-performance bonding in construction (plumbing applications, bonding glass), electrical household goods (assembling oven doors, glass-ceramic sheets), and the automotive industry (engine sealants).

High-performance silicas, in which Rhodia has a world market share of over 60%, are used in the following areas:

•

in tires, and particularly in the tread. In Europe, Japan and North America, Rhodia’s HDS (High Dispersible Silica) has become a standard for all high-performance tires;

•

silicas for the polymer, rubber, and coating industries;

•

nutritional applications in which silicas are used as a support medium for vitamins and in personal care where abrasive silicas are used in toothpastes.

RE3S’s main development axes are:

•

to work closely with customers in the search for solutions: new products and applications, solutions for regulatory constraints by reducing emissions (automotive anti-pollution) and saving energy (tires), quality requirements (airbag coatings for example), safety (fire-safety cables), and healthcare (silicones for medical and paramedical uses);

•

to consolidate and strengthen the Group’s leadership position in certain markets: silicas for food additives and for silicones and elastomers; extending the use of high-performance silicas to most tire manufacturers in the world; silicones for textile coatings and high-performance materials and elastomers;

•

to develop technologies and partnerships with key players in the automotive industry, electronics, construction, etc.

Most of the products and applications developed by RE3S are in markets that are thought to have strong growth prospects because of their inherent dynamics: for example, the growing regulatory pressure that forces companies to use the best available technologies and products.

RE3S operates in most continents. It is developing partnerships and links with other enterprises and is continually training local staff to ensure the long-term viability of its businesses. The enterprise has a strong presence in China where it has several production sites and research centers, its aim being to keep up with the growth of this large market.

Back to Contents

Enterprise Market Conditions in 2004

2004 was characterized by strong volume demand, particularly for silicas from the tire manufacturers but also for rare earths in electronics and automotive anti-pollution (the Eolys® system) and for silicones which achieved strong growth in Asia, as well as for airbag and paramedical applications.

The strong upward pressure on energy costs hit the silica businesses, while the high costs of certain raw materials (rare earths, methanol, and platinum) affected the other businesses.

The result of price increases introduced in the course of the year varied from one business to another:

•

After a period of strong and continuous price declines in silicones through to mid-2004, the price increases introduced by Rhodia, whose full impact is expected in 2005, had only a modest effect in the fourth quarter of 2004.

•

The rare earth business was the most successful in passing on the year-long rises in the prices of raw materials supplied from China.

•

The silica businesses, however, were only able to pass on higher energy costs by raising prices at the end of the year.

Significant increases in capacity were successfully achieved in 2004:

•

The silicone business increased the capacity of its upstream building block plant by 30% at a time when the industry was reaching full capacity.

•

Silicas benefited from extra production capacity at the plant in Livorno, Italy.

In 2004, the enterprise continued to pursue its plan to improve productivity, focusing on:

•

Its administrative and marketing expenses (simplification of the portfolio of customers, synergies from merging three enterprises into one).

•

Its production costs (launch of competitiveness programs, notably for silicones).

All RE3S’s sites have been monitored under continuous-progress programs that aim to achieve daily excellence in production and carry ISO certificates that require the highest quality standards (several sites are certified ISO TS for the automotive industry and ISO 14,000 for the environment).

The main new products and major innovations in 2004 were the following:

•

The Optalys™ range: these catalytic materials based on rare earths significantly increase the efficiency and durability of catalytic converters.

•

The new range of silicone elastomers for coating airbags: a real amalgam of different technologies, these new products allow the thickness of the protective layer to be reduced without any change in performance, which represents a significant gain in terms of the size and weight of the airbag.

•

A new range of silicones for taking dental impressions that has been approved in the U.S. Thanks to the hydrophilic technology developed by Rhodia the product can record the finest details in spite of the presence of saliva.

Back to Contents

•

The SILOA™ range: these top-of-the-range silicas come between precipitated and pyrogenic silicas and are designed for rubber and elastomer applications.

•

The penetration of HDS™ technology in the tire market in Asia and its growth in Latin America.

In October 2004, the enterprise announced that it had signed a letter of intent with China National Bluestar Corporation, a subsidiary of China Chemical Company, with a view to forming a strategic alliance in the field of silicones. Rhodia and Bluestar want to become a major producer of methylchlorosilane and major building blocks for the silicone market in the Asia-Pacific region. The project will involve investing in a new production site at Tianjin in China, using Rhodia’s technology and providing the base for an extended alliance. This represents a unique opportunity for Rhodia to improve its competitiveness and become a major player in the silicone market which is growing strongly in China, as it is across the entire Asia-Pacific region.

Polyamide

This enterprise recorded sales of €1,559 million in 2004, representing 30% of Rhodia’s consolidated sales.

The Polyamide enterprise is a totally integrated business that is growing through innovation.

The third leading manufacturer in the world of polyamide in sales in 2004, according to its own estimates, the enterprise is growing through four major businesses: intermediates and polymers, engineering plastics, technical fibers and industrial yarns, and textile yarns.

For Polyamide, the main focus in 2004 was on innovation, sales growth, competitiveness and safety:

•

Innovation: in 2004, the portion of Polyamide’s sales contributed by products under five years of age was 22% as compared to 18% in 2003.

•

Sales growth: strong growth in Asia (a gain of 35%), a region that now accounts for 15% of Polyamide’s total sales; a significant increase in prices under difficult market conditions secured the competitiveness of the enterprise; a significant increase in phenol/acetone capacity in South America.

•

Competitiveness: the introduction of an ambitious competitiveness program covering all sites, accompanied by optimization of the logistics chain and a reduction in stocks.

•

Safety: strict control of the safety of processes and employees; no accident during shutdowns for maintenance of the major production sites.

Main Enterprise Markets and Products

Intermediates and polymers

The different products in the polyamide chain (adipic acid, ADN, HMD, N salt, and polymers) are the key intermediates for the development of Polyamide’s downstream business, as well as for the expansion of external markets.

Accordingly, this business unit is an important player in the sale of polymers and intermediates for producing polyamide and polyurethane.

In terms of geographic expansion, the business has strengthened its presence in Asia with sales in the region rising by more than 50%.

Back to Contents

This expansion is based on the constant improvement of competitiveness through innovation in processes and technology within the framework of sustainable development.

According to its own estimates, the enterprise is the leading supplier in the world of adipic acid in the merchant market, an upstream element in the polyamide chain on the applications market (excluding Nylon).

Engineering plastics

The engineering plastics business operates in high-tech sectors with strong growth potential such as automobiles, electronic components, connectors, and industrial and consumer products. The key to its success lies in the globalization of its product range, its ability to innovate and the competitiveness of its products and services. The enterprise’s flagship brand, Technyl®, is regularly enhanced by innovations such as Technyl Star™, Technyl® Alloy and Technyl® Force.

A business with a high rate of innovation (twelve innovations launched in 2004), Rhodia’s engineering plastics provide high value-added functional qualities, such as high mechanical, chemical and thermal performance, and excellent surface appearance, which are adapted to meet the specific requirements of applications. Engineering plastics are increasingly used as alternatives to steel and aluminum, which leads to significant weight savings and gives designers greater freedom, particularly in terms of the integration of functions.

With its eight production plants located mainly in Europe but also in Brazil, South Korea and Canada, its ten technical centers, and marketing coverage in 60 countries, the engineering plastics business covers all the major consumer areas. It is continuing to strengthen its operations in Asia. Following the expansion in South Korea in 2003, the business announced at the end of 2004 that it plans to build a new plant in Shanghai that should be opened at the end of 2005.

Technical fibers and yarns

One of the main producers in the world in its sector, Polyamide’s technical fibers and yarns business serves the following markets: the automotive industry with reinforced yarns for tires and airbags as well as fibers for flocked surfaces; manufacturing industry, providing technical yarns - in particular for paper filtration and printing; home furnishings with fibers and yarns for floor and sofa coverings; and, finally, various leisure industries that use ropes and nets.

From the point of view of production, 2004 saw the start-up of a new production unit for Super High Tenacity (SHT) yarn for airbags, complementing existing positions in High Tenacity (HT) yarn, as well as the entry into production of a dipping unit in Brazil for tire fabrics.

In the area of innovation, the enterprise concentrated its R&D resources on the high-tech aspects of its businesses:

•

sensory comfort (touch, visual, and acoustic) through its expertise in 2D and 3D flocked fibers;

•

the high mechanical performance, strong dimensional stability, and strong resistance to heat of high-tenacity yarns for tires and airbags;

•

specific high-tenacity solutions and constant changes in the range of polymers offered for monofilament technical yarns;

•

complete solutions for the customer: dipped material for direct use in tires;

•

high-performance industrial yarns for maritime ropes and nets.

Back to Contents

Textile yarns

Textile yarns are manufactured by Rhodia in Brazil, by joint venture in China and by Nylstar, an equally owned joint venture with Italy’s SNIA, in Europe and North America. The enterprise specializes in the design, production, and marketing of high value-added textile yarns for use in various clothing segments: sportswear, recreational and ready-to-wear clothing, underwear, and hosiery.

Products	Markets	Brand names	Competitors
Intermediates and polymers	Downstream polyamide and non-polyamide products (polyurethanes, food additives) Polymers 6.6 and 6.0	Stabamid™, Dioro™, Adifood™	Invista, BASF, Solutia, Asahi, Radici
Engineering plastics	Automotive, electrical, electronics, industrial goods, consumer goods	Technyl®, Technyl Star™, Technyl® Force, Technyl® Alloy, Oromid	Du Pont, BASF, Bayer, DSM, Solutia,
Technical yarns and fibers	Automotive, tires, filtration, printing, ropes, carpets, furnishings, textiles	Sylkharesse®, Noval®	Invista, Acordis, Asahi, Dusa, Honeywell, Solutia, Toray
Textile yarns	Lingerie, town clothing and sportswear	Meryl®, Amni®	Invista, Radici Nilit, TWD, Hyosung

Technologies

Intermediates and polymers are produced from petrochemical derivatives (benzene, butadiene, cumene, and cyclohexane). They are the vital elements in the production of polyamides. They are also used in the manufacture of engineering plastics, and technical yarns and fibers.

Engineering plastics are used for their mechanical and thermal properties by the automotive, electrical, and electronic industries, and in a number of consumer and industrial goods such as sports and recreational equipment, clamps, and tools, etc.

Technical yarns and fibers break down into three categories: fibers, micro-fibers and yarns used for making flocked surfaces and carpets; high-tenacity industrial yarns used for making tires, airbags, ropes and nets; high-performance technical yarns used in filtration, printing and the automotive industry, as well as fibers used for making non-woven fabrics.

Textile yarns, produced by Rhodia in Brazil or by Nylstar, the joint venture with SNIA, are used in hosiery, lingerie, sportswear and town garments.

Back to Contents

Sales by technology (unaudited figures)

% of Polyamide’s consolidated sales	2002	2003	2004
Intermediates and polymers	37	40	42
Engineering plastics	23	23	23
Technical yarns and fibers	28	26	23
Textile yarns	11	12	11
Total	100	100	100

Enterprise Market Conditions in 2004

There was a strong recovery in demand in 2004, as well as an increase in sale prices following the sharp rise in the prices of raw materials, especially caprolactam and benzene.

In textiles, the situation in Europe has deteriorated significantly since 2001, mainly because of the fall in local demand for fibers caused by the continuous rise in garments made in Asia, which, in turn, is due to the gradual scrapping of textile quotas. This deterioration, which got even worse in Europe in 2004, led to Rhodia’s joint venture, Nylstar, embarking on a major restructuring program and to Rhodia announcing that it was intending to withdraw from this business. In Europe, the main events in 2004 were the recovery in the markets for plastics and airbag yarn, as well as robust growth in adipic acid because of the strong demand for polyurethane.

Acetow

The Acetow enterprise recorded sales of €393 million in 2004, representing 7% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

Rhodia Acetow specializes in the production of acetate tow, the raw material used to make cigarette filters. Acetow ranks among the three leading manufacturers in this sector, alongside Voridian (a division of Eastman Chemicals) and Celanese.

As result of its solid technical know-how that enables it to provide excellent quality products, together with technical assistance and the competitiveness of its manufacturing facilities, Rhodia Acetow has become the favored partner of the tobacco industry.

Over the past few years, Acetow’s aim has been to strengthen its international presence in order to keep up with the geographic expansion of its multinational clients.

Products	Markets	Brand names	Competitors
Acetate tow	Cigarettes	Acetow	Celanese, Eastman, Daicel, Acordis, Mitsubishi

Technology

Filter tow or acetate tow: cellulose acetate, produced by acetic-anhydride reaction with wood pulp, is dissolved in acetone. It is then spun into tow. This tow is supplied to tobacco companies to make cigarette filters.

Enterprise Strategy

Rhodia Acetow operates in this market composed of international tobacco companies as a supplier of reliable, global, solutions.

Back to Contents

To achieve this, the enterprise is strengthening its presence in Eastern Europe and, to a lesser extent, in Asia. Priority is also placed on product quality and service, both areas in which Rhodia Acetow is seen as a favored partner. The Tow Cube project, an innovative airtight form of packaging, is the latest example of this policy.

In a competitive price environment, Rhodia Acetow pays close and continuous attention to improving its competitiveness. To achieve this, the enterprise’s industrial strategy is to concentrate production in the most productive plants that have the most modern technology and optimize their capacity utilization rates.

Rhodia Acetow is committed to the principles of sustainable development in order to supply excellent quality products to its customers and ensure the safety of its employees and a satisfactory working environment. Rhodia Acetow puts a particular emphasis on the continual improvement of its employees’ skills throughout the world.

Enterprise Market Conditions in 2004

After a disappointing 2003, the industry experienced exceptional growth in 2004 of about 6-7%, which was well above the long-term trend of roughly 2.6-2.7%. In 2005, growth is expected to revert to a rate of around 2.5%.

Rhodia Acetow’s market share remains at around 18%.

The strong increases over the past two years in the prices of all the raw materials used by the enterprise (wood pulp, acetyls, and energy) led to a sales price increase of between 6-10% at the end of 2004.

In 2005, production capacities in China will increase sharply, which has led one of the enterprise’s competitors to announce a radical restructuring of its manufacturing. Other significant developments are expected.

Movements in the euro/dollar exchange rate have altered the competitive environment significantly.

Eco Services

This enterprise recorded sales of €201 million in 2004, representing 4% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

Eco Services is the leading company in the U.S. market for sulfuric acid regeneration services. Whether in purification, recycling, or acid treatment, Eco Services’ production network combines unequalled reliability and a dedicated, robust technology. Eco Services also produces sulfuric acid and sulfur derivatives.

Product range	Markets	Brand names	Competitors
Sulfuric acid regeneration	Oil refining, chemical and petrochemical production	—	DuPont, Marsulex, General Chemical, Peak Sulfur

Technology

Regeneration is the process of converting used sulfuric acid into pure acid that can be re-used. This process transforms a waste material into a product for which there is strong demand.

This technology accounts for 100% of the enterprise’s sales.

Enterprise Strategy

Eco Services usually supplies its products and services under long-term contracts concluded with the major oil refiners, leading chemical producers and other manufacturing companies. Because these contracts cover several

Back to Contents

years, Eco Services becomes a partner in its own right for its manufacturing customers with the status of a key supplier of raw materials. Customers particularly appreciate the reliability of the products and services provided by the Rhodia network of six plants located on the coastline of the Gulf of Mexico on the West Coast of the U.S., and near Chicago.

Introduced in 2004, Eco Services’ Reliability Strategy program is a long-term study undertaken by the enterprise to enable it to anticipate customers’ needs and operating cycles several years in advance. Aided by this longer-term timetable, the enterprise has centralized its delivery planning in order to respond more closely to clients’ demands. The planning therefore goes beyond the individual activity of each production site and covers engineering, purchasing and logistics, including the management of the rail and river transportation fleets.

The Reliability Strategy program has already led to an improvement in the capacity availability of the production units, favoring the pursuit of new commercial opportunities, and also increased its contribution to Group profits.

Capitalizing on the experience gained in 2004 from the Reliability Strategy program and its estimates of future demand, Eco Services will continue in 2005 to improve the management of its production units in terms of capacity availability, overall effectiveness, and ensuring that deliveries are on time and entirely meet customer specifications.

Perfumery, Performance and Agro (PP&A)

This enterprise generated sales of €343 million in 2004, representing 6% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

The PP&A enterprise brings together Rhodia’s expertise in organic chemistry. It is organized into four worldwide businesses:

•

perfumery and flavorings;

•

agrochemical intermediates;

•

performance products;

•

coolants and fluorinated anesthetics.

Perfumery and flavorings

The perfumery business supplies synthesized odors to perfume-formulation companies, which create the fragrances used in fine perfumes, detergents, and cosmetic products. It also supplies flavorings to the food manufacturing industry.

The perfumery business in 2003 was the leading producer in the world of vanillin and its derivatives, coumarin and salicylates (internal source). Capitalizing on its technological strengths and its product-chains, it develops new products that benefit the creativity of perfume manufacturers. In 2004, for example, the business opened a new production unit in China and launched a new product in the sandal-wood range, Rhodiantal™ Super, whose initial reception has been encouraging.

Back to Contents

Agrochemicals

In spite of growing Chinese competition in this market, Rhodia has maintained its special relationships with its customers by increasingly basing these on long-term contracts and by offering solutions that are adapted to market requirements:

•

competitive solutions;

•

increasingly effective products designed to limit the quantities used and protect the environment.

The PP&A enterprise offers its customers Building Blocks, advanced intermediates, and active ingredients. It also produces exclusive, customized products for its clients, concentrating its efforts on key technologies and product-chains.

Performance products

PP&A develops specific solutions for a wide range of markets, capitalizing on its portfolio of technologies (hydroxylation, trifluoromethylation and nitration) and on the products derived from the diphenol chain, trifluoroacetic acid and fluoridation. These markets, which include key segments such as polymerization inhibitors, solvents used in the manufacture of semiconductors, and acidic catalysis, are by nature very diversified and the enterprise is dedicated to finding the right balance between its technologies and product families, while at the same time exploiting the growth potential of end-markets.

Coolants and fluorinated anesthetics

The anesthetics portfolio contains only two mature products, isoflurane and halothane. Following the strategic review, the enterprise decided to dispose of them.

At the end of 2004, a divestment agreement was signed with Nicholas Piramal India Ltd., the number two company in the Indian pharmaceutical industry.

As for coolant gases, PP&A possesses traditional products such as R11, R12 and R22 that are due to disappear in 2010 because of changes in regulations, following the signing of the Montreal agreement in 1987 and the Kyoto agreement in 1998. In line with Rhodia’s sustainable development policy, PP&A has since directed its R&D effort towards developing coolants to take the place of CFCs and HCFCs and has created the ISCEON® range. ISCEON® coolants respect the environment, protect the ozone layer, and save energy.

Markets	Products/brand names	Competitors
Perfumery and flavorings	Rhovanil®, Rhodiarome®, Rhodiantal™, Rhodiaflor™, Rhodiascent™	Borregaard, Jiaxing, Mitsui, Ube
Agrochemical intermediates	Catechol, Hydroquinone, TFA, and exclusive, customized, products	Lanxess, Miteni, Isochem, Clariant, Chinese and Indian competitors
Performance products	Hydroquinone, p-methoxyphenol, triflic acid, TBC, TFA, Acilys™	Solvay, Central Glass, Halocarbon, Borregaard, Mitsui, Ube, Eastman
Coolants and fluorinate danesthetics	Isoflurane, Halothane, Isceon®	Baxter, Abbott, DuPont, Arkema

Back to Contents

Technologies

Faced with a deterioration in profit, as accentuated towards the end of 2003, the enterprise conducted a strategic review that led to a re-organization of its business portfolio around three key product chains where PP&A already had strong competitive and manufacturing positions:

•

the diphenols product chain;

•

the salicylic product chain;

•

the TFA product chain, based on fluorination.

Sales by technology (unaudited figures)

% of PP&A consolidated sales	2002*	2003	2004
Perfumery & flavorings	31	33	34.6
Agrochemical intermediates	29.5	27	26
Performance products	28	28	28.4
Coolants and anesthetics	11.5	12	11
Total	100	100	100

* Restructured.

Enterprise Strategy

PP&A’s strategy is to strengthen its leadership position and the growth of its three leading product families by the following means:

•

implementing an operational improvement plan that will permanently place these businesses in the number one position in the world in terms of competitiveness and market presence;

•

developing new products to keep up with the needs of its customers;

•

geographic diversification, particularly in China. PP&A has had a manufacturing presence in China for some years, producing guaiacol, vanillin, and more recently IBCH. In 2005, PP&A plans to continue expanding its industrial base in the country.

Enterprise Market Conditions in 2004

Perfumery and flavorings

This business is facing increasingly strong Chinese and Indian competition, to which it started to react some years ago by establishing a manufacturing base in China, particularly for vanillin, its flagship product, and sandal-wood scents derived from the diphenol product family.

Growth prospects in the perfumery and flavorings market are good, especially with regards to flavorings. These markets are very dependent on end-consumers to the extent that these ingredients go into numerous food products, detergents, washing powders, etc. These markets show regular growth, notably because of the greater penetration of their products in emerging countries.

Back to Contents

Agrochemicals

The arrival of new arrivals in mature technologies in the field of agrochemical formulations has accelerated the restructuring of the European manufacturing base for producing these fine chemical intermediates and has led to the voluntary reduction of production capacity. This trend has been amplified by the pronounced deterioration in the competitiveness of production plants located in Europe because of the sharp depreciation of the U.S. dollar. Conversely, market volumes of agrochemical intermediates were very strong in 2004.

Performance products

In 2004, market prices increased significantly due to the sharp increase in the price of raw materials (mainly benzene and its derivatives).

Rhodia Pharma Solutions (RPS)

RPS generated sales of €236 million in 2004, representing 4% of Rhodia’s consolidated sales.

Main Enterprise Markets and Products

RPS offers a wide range of services and products to the pharmaceutical industry, which covers the entire life-cycle of medicines. The enterprise specializes particularly in the following segments:

•

chemical development services, in the pre-clinical and early clinical phases, to the leading companies in the industry, but also a number of new players;

•

building blocks, other fine chemical products, and exclusive manufacturing services during the clinical and launch phases;

•

active pharmaceutical ingredients and other bulk products during and after the launch phase.

RPS believes it is the world leader in the production of aspirin (acetylsalicylic acid) for the bulk analgesic market, and the number two producer of paracetamol (acetaminophen, or APAP). The enterprise is also the leading distributor of calcium phosphates for pharmaceutical and nutraceutical applications.

Back to Contents

Product range	Market	Brand names	Competitors
Chemical development services	Pharmaceuticals	—	Albany Molecular, Cambridge Major, Raylo
Building blocks and other fine chemical products	Pharmaceuticals	—	Avecia, Daiso, Rodger
Exclusive manufacturing services	Pharmaceuticals	—	Lonza, DSM, Clariant
Aspirin	Pharmaceuticals	Rhodine	Jilin, Shandong
Paracetamol	Pharmaceuticals	Rhodapap	Tyco (Mallinckrodt), Weifang
Calcium phosphates	Pharmaceuticals, nutraceuticals	A-Tab, Di-Tab, Tri-Tab, Calipharm	Budenheim, Astraris, Yeou-Fa
Guaifenesine	Pharmaceuticals	—	Deltar (Tuivon), Granules, CCSI
Other bulk products	Pharmaceuticals	—

Technologies

RPS has a wide range of technologies applicable to fine chemicals and building blocks that are used in the manufacture of medicines. In particular, RPS is a specialist in the following technologies:

•

chiral chemistry, hydrolytic kinetic resolution, and ligands for asymmetrical synthesis;

•

aromatic bond formation;

•

fluorination;

•

phosphorus chemistry;

•

diphenols.

Sales by technology (unaudited figures)

% of RPS consolidated sales	2002	2003	2004
Synthesis intermediates (including bulk analgesics)	39	48	50
Exclusive synthesis and others	55	45	42
Calcium phosphates	6	7	8
Total	100	100	100

Enterprise Strategy

During 2004, RPS reorganized its management team, its development services and its exclusive production units, in order to offer the market a better adapted and more profitable range of products and extend its range of

Back to Contents

services. A major effort was made by RPS to improve its flexibility and mobilize its technologies, abilities, expertise, and creativity in order to establish closer links with its customers. The enterprise set itself the target of increasing its value to pharmaceutical companies throughout the life cycle of their molecules. This mission was successfully accomplished as a result of the know-how and tenacity of its employees, qualities that are considered by some customers to be its main strength compared to the competition.

In 2004, the Chambers Works site in the U.S. came into service, thus increasing the enterprise’s capacity in chemical development services in North America. The proximity of the site to New Jersey is an advantage for the major pharmaceutical companies on the U.S. East Coast as well as for new players in the industry. This proximity becomes a important factor during a molecule’s preclinical and initial development phases when collaboration and exchange of technologies are vital if projects are to be carried out rapidly and efficiently.

In the UK, the Dudley and Annan sites also represent capacity with a wide range of exclusive manufacture and production resources, as well as development services that are specially adapted to the growing needs of the European market. These sites therefore meet the criteria of flexibility and quality demanded by RPS so that it can offer its pharmaceutical customers complex multi-stage synthesis services. RPS’s Asian and European production sites are located close to numerous suppliers of raw materials, of which many are Rhodia subsidiaries.

RPS also makes use of the network of skills found in the Group’s central research center in Lyon to update continually the chemical processes used by the pharmaceutical companies. This service enables RPS to supply its clients with more profitable and effective ways of producing new and existing molecules. These continuous-improvement services are underpinned by RPS’s innovations and are highly appreciated by the pharmaceutical industry.

As part of the restructuring in 2004, Rhodia sold its phosphate manufacturing business, notably the sites producing calcium phosphates at Chicago Heights (U.S.) and Oldbury (UK). Their new owner, Innophos, recognizing the added value brought by RPS to the pharmaceutical and nutraceutical markets, concluded an agreement with the enterprise under the terms of which RPS will continue to distribute calcium phosphates for these applications.

Enterprise Market Conditions in 2004

With the customized drug manufacturing sector continuing to struggle in 2004, RPS’s business remained at a loss during the year (for information about impairment in the value of this business see Note 5 in the Notes to the Consolidated Financial Statements). There are some signs, however, that the imbalance between supply and demand for the type of products and services offered by RPS to the pharmaceutical industry is beginning to improve. RPS and its competitors have reduced capacity over the past few years, as have the leading pharmaceutical companies. This trend should continue in 2005.

Demand from new arrivals in the pharmaceutical industry remains strong, particularly those that do not have their own manufacturing capacity. This has been accompanied by an increase in the requirements of certain major pharmaceutical groups, as can be seen from the number of molecules currently in the clinical phase. Consequently, RPS is looking for an increase in its pre-launch businesses. Over the past two years, the number of new chemical entities approved by the FDA has increased, going from 17 in 2002 to 23 in 2004. Nonetheless, these apparently high figures are still lower than those in the preceding five to ten years.

The pressure on healthcare expenditure is likely to lead the major pharmaceutical groups to step up their outsourcing in an effort to reduce their manufacturing costs. Even so, this development is unlikely to help Western suppliers. The increased competition coming from India and China in terms of costs will undoubtedly play a major part in determining what form the market takes in future.

Prices of petrochemical raw materials remained high for much of 2004 and the weakness of the dollar against the euro continued, thus increasing the pressure on European fine chemical manufacturers throughout the year. These factors harmed the markets for RPS’s analgesics and other bulk products in 2004 and seem likely to persist in 2005.

Back to Contents

Risk Management and Insurance

After analyzing its industrial risks, Rhodia manages them by relying first on a comprehensive prevention policy and only then on worldwide insurance programs. Rhodia’s internal efforts and results in the area of industrial safety, workplace hygiene, environment and post-consumer product monitoring are described in its environmental reports located on its website.

In addition, Rhodia and its insurers have implemented a comprehensive, large-scale prevention and protection program for industrial risks.

To minimize insurance premiums and provide strong incentives for prevention, all of Rhodia’s worldwide insurance programs feature very high deductibles.

The Group only insures on the market against risk of catastrophic loss.

Risk retention is distributed between insurance deductibles, born by each of the Group’s operating companies, and retained risk assumed centrally by a consolidated captive reinsurance company, which bears losses in excess of the affiliated companies’ deductibles. In 2004, Rhodia’s captive reinsurance company provided only property and casualty insurance, and only on its usual policy terms, i.e. exclusively for first-line insurance against losses of small to medium severity. Following renewal of insurance contracts for 2005, this approach has been maintained, with maximum retention by the captive reinsurance company of €20 million per loss and €40 million in aggregate per year.

In 2004, only two significant instances of property damage and/or business interruption loss were recorded, for a total of less than €9 million (compared with three losses in 2003 for a total of €40 million). In civil liability, we currently estimate that the final cost of claims recorded in 2004 will be less than the comparable figure for 2003, which is put at less than €5 million. As in all years of light loss experience, the 2004 losses are borne entirely by the Group, without any participation by commercial insurers.

The above description of the main insurance programs underwritten by Rhodia is necessarily partial and incomplete in order to preserve confidentiality and protect Rhodia’s competitive position. We currently estimate that the total amount of insurance premiums for coverage of the Rhodia Group’s industrial risks in 2005 will be roughly €40 million. The great majority of those premiums are paid to insurers and reinsurers independent of the Group. The rest represents premiums received by the captive.

•

The Property & Casualty program absorbs most of the costs (insurance premiums and prevention program). The Property & Casualty program is supplemented by Business Interruption cover not only for standard fire and explosion risks but also for equipment breakdowns and natural disasters. Coverage amounts are consistent with estimated risks. Most of the industrial sites are currently covered by an umbrella policy with a limit of €200 million per incident. The largest sites get additional cover of up to €800 million, in line with assessments of maximum possible loss.

•

The Civil Liability program covers both operating and product liability. Coverage amounts compare favorably with those of Rhodia’s competitors.

•

The Transport program, with a limit of €15 million underwritten on the insurance market (without participation by the captive) covers goods stored by Rhodia as well as goods in transit or stored with third parties.

Research and Development

In 2004, Rhodia’s R&D department played an important role in Rhodia’s reorganization by adopting a simplified and more streamlined organizational structure, while still maintaining momentum in the launch of new products and following a clear and focused strategy for the preparation of future innovative products and processes.

Back to Contents

Introduction of a Simplified and More Streamlined Organization

Rhodia R&D was reorganized in 2004 with the grouping together of all researchers within the same department, the R&D department. At the same time, the R&D department refocused on its key skills, synthetic mineral chemistry, organic chemistry, polymers obtained either by the radicular route or by polycondensation, physical chemistry and process engineering, the result being a reduction in operating costs and, in some cases, changes in areas of knowledge considered not to be vital, or of limited importance. Lastly, working in close consultation with client companies, the R&D department completed a major overhaul and refocusing of its portfolio of projects and the associated expenditure by adopting a high selective approach towards projects and focusing on those initiatives likely to lead to success in the short and medium term.

By the end of 2004, Rhodia’s R&D department consisted of 1,450 researchers located in five multi-disciplinary and multi-enterprise centers across the world plus 35 technical development centers providing links between the research centers and the enterprises, their customers, and local markets. Gross expenditure on R&D amounted to €163 million, of which €7 million was subsidized, giving net expenditure of €156 million, or 3% of Rhodia’s sales.

While the R&D department contributed to the policy of reducing Rhodia’s costs, its teams fufilled their task of innovation in the service of clients. As a result of close cooperation with the marketing teams, R&D made a strong contribution to Rhodia’s success in 2004: almost 19% of sales came from new products (defined as commercial products launched in the last five years) and there were savings of nearly €69 million from improvements made to processes.

Establishing worldwide co-ordination of all the players in R&D gives the R&D department the resources to respond more rapidly and with more flexibility to the needs of the enterprises and guarantees better integration of research teams working in different geographical regions. It also adds momentum to the globalization of Rhodia’s R&D, which will enable the Company to keep up with its customers as they expand internationally and to forge strong partnerships with them everywhere in the world.

Momentum of New Product Launches Maintained

The main innovations in 2004 are representative of Rhodia’s portfolio of key technologies. In the field of surface treatment, Rhodia distinguished itself with three major achievements: a new active ingredient based on granulated polymers for the rinsing function of 3-in-1 tablets used in dishwashers; the Sara project, which used silicone technology to produce innovative solutions for making textiles water-resistant; and, lastly, the development of a polymer, the Dry Rinse Polymer™, which has enabled the Company’s customer to now be the sole supplier of a solution that allows vehicles to be dried without any manual action and without leaving any smudges.

In polyamides, Rhodia will launch this year a new generation of engineering plastics for automobiles that will make a contribution to the overall performance of vehicles in terms of design, reduced weight, and acoustical comfort. In addition, Rhodia has strengthened its position as an innovative and favored partner of the tire companies with a program designed to develop a new generation of precipitated silicas with improved strengthening properties that will be used in the “green” tire market. The same teams are also working on replacing pyrogenic-reaction silica that will eventually enable Rhodia to increase the market for precipitated silicas. Lastly, a highlight of 2004 was arrival of the third generation of Eolys that is used in automotive catalysis. This is evidence of the constant change occurring in Rhodia’s technologies that allow the Company to adapt better to its clients’ problems with, in this last case, increased durability and improved integration into the particle-filter system.

The Group’s R&D teams, while developing new products, are also involved in a continuous effort to improve existing processes.

Back to Contents

A Clear and Focused Strategy to Develop Tomorrow’s Innovations

The mission of Rhodia’s R&D teams is to contribute to the rebuilding of Rhodia through both short and medium-term initiatives. Innovation is a long process and tomorrow’s new products and processes have to start being prepared today. The long-term R&D strategy is directed by the scientific management team working closely with the enterprises. The programs adopted have to meet three criteria:

•

they must fit in with Rhodia’s key skills;

•

they must provide a potential solution for a need expressed by Rhodia’s clients but for which no solution has yet been found; and

•

the solution must create value both for Rhodia and its clients.

At present, Rhodia’s scientific management has decided to concentrate on seven major programs that are being carried out by more than 80 researchers:

•

the development of new methods and equipment to speed up the industrialization of new products and increase the output of existing processes;

•

the widening of the functional range of organic synthesis technologies through coupling and chirality;

•

the development of nano-particle technology for markets seeking improved strengthening and coating qualities;

•

using the Company’s skills in heterogeneous catalysis, and particularly in oxidation at ambient temperatures, to solve the problem of treating odors;

•

using Rhodia’s diversified range of special polymers to find solutions to problems of surface treatment: improving the hydrophilic/hydrophobic qualities of glass, the hydrophilic qualities of polyolefins, and hair treatment;

•

by developing and capitalizing on the Laboratory of the Future (set up in Bordeaux in October 2004) and its new technologies — micro/mini liquefaction, robotization, and computer science — Rhodia should increase research productivity and speed up the introduction to the market of new products and processes.

Raw Materials

We purchase raw materials and chemical intermediates from a large number of third parties, with a centralized purchasing department procuring the entirety of the raw materials needs of each of our Divisions. The cost of the main raw materials remained stable at €1.3 billion in 2004, the same level as in 2003 despite higher prices for petrochemicals and organic and inorganic chemicals. Lower purchasing volumes due to a change in perimeter and changes in exchange rates contributed to the decrease.

Any significant change in raw material costs can have a significant effect on our earnings. See “Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting Our Financial Condition and Results of Operations—Cost of Raw Materials.” Changes in prices of raw materials cannot always be passed on to the customer as higher prices for finished goods, hence profit margins may be affected. Moreover, competitive pressures may drive down selling prices in the wake of lower raw material prices, thereby limiting the potential for improved profits. As a hedge against fluctuations in the prices of raw materials, in the past we entered into medium- and long-term contracts for the primary materials used in its production. As a result of our current financial situation, we are not able to enter into certain hedging transactions.

Back to Contents

The table below sets forth the principal raw materials purchased by us from outside sources for production operations and the principal products for which such materials are used.

Enterprise	Raw Material	Products used for
HPCII	Ethylene oxide, lauryl Alcohol, Nonyl Phenol	Surfactants
PPF	Phosphorus, chlorine, caustic soda, rock phosphates	Phosphorus derivatives, phosphates
PPMC	Butyl acrylate, styrene, Ethanol, acetic acid, sulfur	Coatings (industrial and decoratives),sulfuric acid
RE3S	Silicium lumps and powders, platine, soda ash, sodium silicates	Silicones, silica
Polyamide	Cyclohexane, cumene, butadiene, caprolactame, gas raw material	Polyamide intermediates, polymers Nylon salts, engineering plastics
Acetow	Wood pulp, acetic acid	Filter tow
Eco Services	Sulfur, caustic soda	Sulfuric acid (virgin acid)
PP&A	Phenol, glyoxylic acid	Fragrances, perfumes, diphenols
RPS	Phenol, acetic anhydride	Aspirin, diphenols

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

Back to Contents

Sales in all Enterprises are generally on a purchase order basis; however, longer-term arrangements have been established with certain key customers or when dictated by customer requirements. Such arrangements generally do not extend beyond one year. We occasionally enter into long-term arrangements for periods ranging from three to five years with customers who consider their purchases to be strategic products or with whom we have jointly developed customized products.

Health, Safety and Environment

Our Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continued improvement. In 2004, we invested €48 million for installations designed to treat or reduce water and air pollutants as well as waste products and incurred €245 million on operating expenses on hygiene, safety and the environment including specific environmental remediation and clean-up costs. These investments are part of our ongoing improvement programs that have been in place for several years. We have targeted four HSE objectives:

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

•

Industrial Sites. We have developed our own system for managing the health and safety of our employees and environmental issues on our sites, which goes beyond ISO 14000 standards, the generally accepted environmental management standard. We require that our system be enforced at all sites, regardless of their size or of the nature of their activities, and we have audited over the past three years 83% of our own sites according to this system. By the end of 2005, we expect to audit all of our sites with respect to activities conducted at them during the previous three years.

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

Back to Contents

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

Workplace Safety

With our workforce of 20,577 employees (as of December 31, 2004), approximately 63% of which are outside France, we are a global enterprise that faces human and social challenges. We meet these challenges in a spirit of sustained improvement, innovation and strict ethics. We are committed to a proactive policy of dialogue with employees, career planning on a world scale, and implementation and encouragement of an organization firmly based on strong ethical principles. We monitor the health and safety of employees and other people on our sites. Our objective in this respect is to evaluate risks associated with each workstation for the past five years. Approximately half of our workforce that we believe is exposed to significant HSE risks has been studied. Moreover, we engage in preventive procedures regarding the health of our employees, persons working at our sites, and the users of our products.

We remain dedicated to our zero-accident objective. As the establishment of an entirely risk-free industrial environment is nevertheless impossible, it is vital to prepare and train all of our employees to respond as effectively as possible in the event of an accident or other crisis. Our objective is to establish and test emergency plans that are tailored to the risks involved for every business and activity. 94% of our businesses have revised and tested their emergency plans over the past three years. Industrial hygiene correspondents have been appointed to coordinate industrial initiatives and to ensure the execution of risk evaluations at all of our sites. These risk evaluations involve, among other things, identifying chemical, biological, physical and ergonomic hazards, as well as estimating exposure levels and assessing short-, medium- and long-term risks.

We seek to improve our safety record on an ongoing basis. This requires daily individual commitment by all of our employees, especially our managers. Accordingly, members of the Executive Committee inspect our sites without prior warning. The results reflect the efforts expended, as the rate of accidents at our sites has declined each year. Thanks to this improvement, Rhodia ranks among the best in the industry worldwide. Based upon its historic configuration, with a TF1 of 0.9 and a TF2 of 2.2, Rhodia posted its best-ever safety performance during 2004. The table below sets forth certain information relating to the accident frequency rate for the years ended December 31, 2002, 2003 and 2004.

Back to Contents

	Year ended December 31,
	2002	2003	2004

TFI(1)	1.6	1.4	0.9
TF2(2)	3.7	3.2	2.2
TF1EE(3)	3.8	2.5	2.0

(1)

TFI: Accident Frequency Rate resulting in work stoppage, expressed in terms of number of accidents per million hours worked.

(2)

TF2: Accident Frequency Rate whether or not resulting in work stoppage, expressed in terms of number of accidents per million hours worked.

(3)

TF1EE: Accident Frequency Rate resulting in work stoppage, for companies outside our Group but involved in work at our sites.

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

Each facility is audited every three years. In addition, all installations and processes are subject to a security review adapted to their risks. These reviews are updated every five years, to reflect changes in legislation, our knowledge or the methods of analysis and modeling tools used to assess impacts. At the occurrence of any material event, a review is carried out or updated immediately. For this, we have at our disposition a network of trained experts as well as recognized methods of review. Particular attention is given to facilities qualified as “top-tier sites” under the European Union’s SEVESO Directive (or the equivalent thereof, outside Europe). This represents 43 sites worldwide, of which 23 are in Europe and 15 are in France. These security procedure reviews allow us to identify danger, whether it be of a physical, chemical or biological nature, and to assess the risks in light of factors relating to the occurrence of accidents and the potential targets. In addition, we encourage the exchange of experiences between our facilities that, for the most part, possess systems for the collection of incidents. A global report on significant accidents helps develop the exchanges.

A total of 89% of our facilities have undergone a process-related safety study during the past five years. This indicator, which has posted a steady increase from year to year, represents a major investment by Rhodia’s operational teams. An emphasis was placed on Seveso-classified and similar facilities (i.e. outside the European Union), for which 90% coverage was achieved.

Products

Our HSE policy also applies to our products, from the design stage to manufacturing and eventual marketing. Our global product stewardship initiative, already extended in 2000, seeks to effectively manage the entire life cycle of our products (design, manufacturing, distribution, use and end of life) in order to minimize their impact on people and the environment. In practice, this initiative involves creating and updating safety data sheets for all of our products. Based on maximum product information, the stewardship policy raises awareness of all

Back to Contents

concerned participants. We have targeted a systematic review of our safety data sheets every three years. In 2004, 78% of the Safety Data Sheets (SDS) and Material Safety Data Sheets (MSDS) issued over three years ago were reviewed and revised. The percentage of SDS and MSDS revised in 2004 was lower than in 2003 because resources were reassigned during the year to initialize substance record inventories in connection with the REACH European regulations.

In addition, we have placed focus on transportation safety, from its industrial sites to reception at customer facilities. Globally, we aim to encourage local initiatives involving both transporters and customers to monitor, train and report. Our commitment covers more than just the products leaving our plants, but also targets the applications in which they are used. We have introduced a method for analyzing risks associated with product final application conditions based on the risk software. We continued the implementation of this policy through 2004.

Intellectual Property

We own a large number of patents that relate to a wide variety of products and processes. Each year, we file approximately 200 new patent applications (152 in 2004), and we also license a small number of patents owned by others. In addition, we own a considerable number of registered trademarks throughout the world, under which we market our products. Such patents and trademarks in the aggregate are of material importance to our operations. In addition to patent protection, we also rely on our know-how and technical expertise in many of our manufacturing processes for developing and maintaining our market position.

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

Government Regulation

Production and marketing of chemical substances are regulated by domestic and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, Canada and Japan are most significant to our business. The most important of these laws include the European Inventory of Existing Chemical Substances, the European List of Notified Chemical Substances, the United States Toxic Substances Control Act Chemical Substances Inventory, the Domestic Substance List of Canada and the Japan Handbook of Existing and New Chemical Substances. Chemicals that are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist. Our personnel work closely with the regulatory agencies of these countries to bring new chemicals and products to market.The future European Union’s Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals. “REACH” project, which is currently being prepared based on an initial proposal from the European Commission, is intended to verify the degree of toxicity of some 30,000 chemical substances for health and the environment. It is due to be implemented from 2007 onwards.

Rhodia estimates that 400 substances need to be recorded for the 6,653 chemical products sold in Europe. Rhodia is taking active steps to prepare for implementation, including by setting objectives for the revision of its SDS, the quality of which provides a solid platform for the future deployment of REACH or by designing the requisite IT systems. Of these 400 substances, around 30 are likely to be classified in the very high concern category of the REACH program.

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

Back to Contents

Organizational Structure

Rhodia is organized as a holding company which holds all assets of the Group, but is not directly engaged in any of the Group’s industrial or operating activities. We hold directly or indirectly all of the subsidiaries which form the Group, notably the 151 subsidiaries which were consolidated as of December 31, 2004. See Note 33 to our Consolidated Financial Statements.

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

Property, Plant and Equipment

The table below sets forth the number of our principal production sites, by Enterprise and geographic region, for the year ended December 31, 2004. The sizes of our sites vary considerably in terms of employees and production capacity. Of the 87 sites, eight serve two or more Enterprises. These sites are listed in the table under the principal Enterprise utilizing the site. The table excludes facilities operated by joint ventures accounted for under the equity method.

	As of December 31, 2004
	Europe	North America	Latin America	Asia/Pacific	Total

HPCII	6	7	-	3	16
PPF	2	1	-	3	6
PPMC	5	1	1	3	10
RE3S	10	3	1	6	20
Polyamide	7	-	3	2	12
Acetow	3	-	2	-	5
Eco Services	-	7	-	-	7
PP&A	5	-	1	1	7
RPS	2	-	-	2	4
Total	40	19	8	20	87

We own all our properties, except for a limited number of sites which are subject to leases. See Notes 1(e), 7(a) and 25(b) to the Consolidated Financial Statements. Utilization of our principal facilities may vary with economic and other business conditions. Our business facilities generally have sufficient capacity for existing needs and expected near-term growth. As part of its global productivity review, the management of each Enterprise is reviewing its facilities to identify opportunities for closure or consolidation. Where possible, we seek to consolidate production at lower-cost sites in order to enhance operating efficiency. We are strengthening our position in

Back to Contents

emerging markets, particularly Asia-Pacific, by expanding our facilities in these areas, generally by entering into joint ventures with local producers.

Many of our manufacturing sites have an extended history of industrial use. See “Item 3. Key Information—Risk Factors—Risks Related to our Business” and “Item 4. Information About Rhodia—Health, Safety and Environment” for a discussion of environmental issues relating to our business.

Back to Contents

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this Annual Report on Form 20-F. The discussion of our results of operations includes certain information on a comparable basis to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations. See “Presentation of Financial and Other Information” for an explanation of the basis of calculation of this information, as well as an explanation of how we calculate the effect of changes in volume and price on our operating results. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report on Form 20-F, including in “Item 3. Key Information—Risk Factors”.

Introductory Note Regarding the Consolidated Financial Statements

The Consolidated Financial Statements contained in this Annual Report on Form 20-F have been prepared in accordance with French GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP. For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to Rhodia, and a reconciliation of net income and stockholders’ equity to U.S. GAAP, see Note 32 to the Consolidated Financial Statements.

The financial data presented in this Annual Report on Form 20-F is derived from the Consolidated Financial Statements. The consolidated financial statements for 2002 and 2003 contained in this Annual Report on Form 20-F differ in certain material respects from our Consolidated Financial Statements, prepared in accordance with French GAAP, which were published in France. These differences relate to the presentation of the correction of an error in calculating deferred income taxes relating to book-to-tax basis differences associated with certain assets of a consolidated entity discovered in 2003. Under French GAAP, prior periods are not permitted to be retroactively restated but require the recording of a cumulative adjustment in the current year. Thus the effect of the correction in our financial statements published in France was reflected only in the statement of operations for the year ended December 31, 2003, where we recorded a cumulative tax benefit of €18 million. Under U.S. GAAP, this correction is presented in the period to which the error relates, and any prior years’ financial statements are adjusted as disclosed in Note 1 to the Consolidated Financial Statements. As a result of this change, our consolidated net income, compared with our consolidated net income included in our financial statements published in France, decreased by €18 million for 2003 and increased by €38 million for 2002.

Overview of 2004

Rhodia’s net sales declined by 3.1% compared with 2003 from €5,453 million to €5,281 million during 2003. Rhodia posted an operating loss of €348 million during 2004 compared with a loss of €159 million during 2003. The 2004 net loss came to €625 million, compared with a net loss of €1,369 million in 2003.

Eight principal factors depressed operating results during 2004. They dragged down the performance recorded by most of the Group’s nine enterprises to varying degrees.

•

Changes in the scope of consolidation owing principally to the divestitures completed in 2003 and 2004 caused a decline of 6.3% in net sales and an increase of €14 million in operating income.

•

Appreciation in the euro relative to other currencies and particularly against the U.S. dollar had a negative impact of 3.0% on net sales and of €8 million on operating performance.

•

Stronger demand drove volume growth across most market segments, making for a positive impact of approximately €120 million on operating income.

Back to Contents

•

Selling prices increased as a result of the Group’s aggressive strategy of passing on higher raw material costs to its customers. The impact of these action plans had a positive impact of around €68 million on operating income.

•

High raw materials costs, particularly for petrochemical products, had a negative impact of around €187 million on operating income.

•

The initial benefits of the productivity plan gave rise to a positive impact of around €87 million on operating income.

•

Restructuring expense linked to productivity plans and additional accruals of environmental liabilities reflecting the consequences of 2004 events and the changes in regulations and their interpretation over a foreseeable horizon of 15 years at the present value of the environment-related expenditure that may reasonably be expected to last until 2020 had a negative impact of around €162 million on operating income.

•

Impairment losses owing to the revaluation of assets related in particular to the pharmaceutical chemicals and silicones activities in connection with restructuring and reorganization plans implemented over the past few months had a negative impact of around €121 million on operating income.

These factors had a major adverse impact on Rhodia’s financial performance. Nonetheless, excluding changes in restructuring-related effects (overall negative impact of €162 million) and impairment losses recognized on certain assets (negative impact of €121 million), the Group managed to deliver an increase in its operating results, while endeavoring to lower its fixed costs and raise its volumes and prices, in spite of the weakness in the U.S. dollar against the euro and the steep increase in the cost of petrochemical products.

Certain Factors Affecting Our Financial Condition and Results of Operations

Certain factors affecting our financial condition and results of operations are described below. For further discussion of these and certain other factors, see “Consolidated Operating Results in 2004 vs. 2003” and “Consolidated Operating Results in 2003 vs. 2002”.

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

We estimate that the effects of currency fluctuations in 2004 resulted in a decrease in our consolidated net sales of approximately 3% and our operating income of approximately €8 million. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euros. For example, in 2002 our stockholders’ equity was reduced by €398 million due to the translation of the financial statements of our foreign subsidiaries and related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro. The continued strengthening of the euro in 2004 resulted in a reduction in stockholders’ equity of €6 million as of December 31, 2004 due to translation adjustments.

An appreciation of the euro compared to the dollar lessens the euro-value of sales generated in dollar zone countries, and lowers the competitiveness of products manufactured by us in Europe against products produced in, or

Back to Contents

exported from, the United States and other dollar zones. This effect is partially offset by the decreased cost in euro of a significant portion of our raw material and energy purchasing requirements.

The table below sets forth average exchange rates of the euro with respect to key currencies in 2002, 2003 and 2004.

	Average exchange rates and changes(1)
	2002	% change 2001/2002	2003	% change 2002/2003	2004	% change 2003/2004
U.S. dollar/euro	0.95	5.6	1.13	18.9	1.24	10.0
Pound sterling/euro	0.63	1.6	0.69	9.5	0.68	1.4
Brazilian real/euro	2.78	32.4	3.40	24.8	3.64	6.9

(1)

Daily currency prices published by the European Central Bank.

Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is described under “Item 11. Quantitative and Qualitative Disclosure About Market Risk”. See also Notes 1(b), 1(m), 23 and 25 to the Consolidated Financial Statements.

Cost of Raw Materials

We track the cost of certain of our key raw materials on a central basis. In 2004, our expenses for purchases of these key raw materials were approximately €1.3 billion. We also had approximately €141 million of costs for energy purchases. Significant variations in the costs of raw materials affect our financial results.

We continually track the prices of key raw materials through a raw materials index encompassing our top 45 strategic raw materials. The strategic raw materials index compares the purchase price of the basket of 45 strategic raw materials for each quarter of 2004 with the average quarterly purchase prices for 2003 (set as a base value of 100) at constant volume and exchange rates. The strategic raw materials index increased sixteen points to an average of 116 for 2004 from a base of 100 for 2003 and an average of 91 for 2002. This increase in the raw materials index corresponds principally to increases in the prices of raw materials linked to crude oil prices. The main raw materials that affected the price index in 2004 were natural gas, cyclohexane, cumene, butadiene, ammonia, caprolactam and ethylene oxyde.

The principal raw materials shown below together represented approximately €830 million in costs in 2004.

Cyclohexane	Phosphorus	Acetic acid
Cumene	Ethylene oxide	Sulfer
Butadiene	Ammonia	Glass Fiber
Gas (as raw material)	Wood pulp
Phenol	Nitric acid

The graph below sets forth our strategic raw materials price index for our top 45 raw materials for the periods indicated, based on average price in 2003 set at 100.

Back to Contents

The index rose sharply in 2004 in comparison to the two prior years. This increase in our strategic raw materials index corresponds principally to increases in the prices of raw materials linked to petrochemical products and primarily to the evolution of the benzene price (our main petrochemicals products being benzene derivatives). The benzene price evolution for the year 2004 was the following:

Q1: 443€/MT (quarterly average);

Q2: 595€/MT (quarterly average);

Q3: 871€/MT (quarterly average); and

Q4: 820€/MT (quarterly average).

Increases in the strategic raw materials index do not reflect measures taken by the Group to cut purchasing costs, which may decrease our overall raw material costs.

Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects our financial statements after a delay of two to three months. Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and in such case, create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, we seek to procure our major requirements for key raw materials pursuant to medium- or long-term contracts. See “Item 4. Information About Rhodia—Raw Materials”.

Back to Contents

Changes in Scope of Consolidation

The principal acquisitions, divestitures and other changes in our scope of consolidation during the three years ended December 31, 2004, which are principally due to divestitures, are set forth below.

2004

In 2004, we divested the following businesses:

•

In April 2004, we sold our 50% interest in Extractos Naturales Gelymar S.A., which was accounted for by the equity method, to Syntex S.A.

•

In May 2004, the food ingredients business was sold to the Danisco Group. This business generated net sales of approximately €212 million in 2003.

•

In June 2004, the European specialty phosphates business was sold to Thermphos International. This business generated net sales of approximately €68 million in 2003.

•

In August 2004, the North American specialty phosphates business was sold to Bain Capital and the European potable and waste water treatment business was sold to Feralco AB. These businesses generated net sales of approximately €419 million and €27 million, respectively, in 2003.

•

In November 2004, we sold our sulfuric acid business at Staveley, U.K. to Ineos Chlor Ltd. This business generated net sales of approximately €29 million in 2003.

•

In December 2004, the anaesthetics business was sold to Nicholas Piramal India Ltd. and we also acquired the Chloralp Group from LaRoche Industries. This business generated net sales of approximately €10 million in 2003.

Aggregate net sales of these businesses in 2004 (from January 1 through their respective dates of sale), 2003 and 2002 were €448 million, €798 million and €926 million, respectively.

At December 31, 2004, as a result of the acquisition of the Chloralp Group, Cevco and GIE Spiral, which were previously accounted for by the equity method, are now fully consolidated. The entities are included in the consolidated accounts based on a preliminary valuation of these entities’ assets and liabilities. This valuation will be refined during 2005; however, we do not expect a significant change in the valuation.

In addition, an agreement to sell the chlorine business in Staveley U.K. to Ineos Chlor Ltd. was signed in November 2004. This agreement was finalized on March 31, 2005 and the result will be the permanent closure of the site.

2003

In 2003, we divested the following businesses:

•

In July 2003, we sold our polyurethane flame retardants business to Albemarle Corporation. This business generated net sales of approximately €43 million in 2002.

•

In September 2003, we sold our industrial additives business to the Finnish group Kemira. This business generated net sales of approximately €14 million in 2002.

Aggregate net sales of these businesses in 2003 (from January 1 through their respective dates of sale), 2002 and 2001 were €29 million, €57 million and €58 million, respectively.

2002

In 2002, we divested the following businesses:

•

In December 2002, we sold our Brewing & Enzymes businesses in France and the United Kingdom to the U.S. company Genencor. These businesses generated net sales of approximately €17 million in 2001.

Back to Contents

•

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

Restructuring Charges

Restructuring charges (consisting of restructuring and environmental costs and related depreciation and amortization) have had a significant impact on our results of operations over the last three years. Restructuring charges amounted to €269 million in 2004, consisting of €232 million of restructuring and environmental costs and €37 million of depreciation and amortization charges relating to restructuring. The principal restructuring and environmental costs related to implementing a plan to simplify our organization structure and to reduce costs (see below) for €56 million, industrial restructuring plans of €97 million at the Polyamide, PP&A, RPS and PPMC enterprises, and €69 million relating to the present value of remediation costs principally at the Cubatao site in Brazil and the Staveley site in the United Kingdom.

Restructuring charges amounted to €110 million in 2003, consisting of €71 million of restructuring and environmental costs and €39 million of depreciation and amortization charges relating to restructuring. The principal restructuring and environmental costs related to industrial restructurings, principally at HPCII (€12 million) at the Rouen site, RPS (€4 million) at the Holmes Chapel, Dudley and Annan sites, and PP&A and Eco Services at the St. Fons site in France (€6 million). In addition, productivity plans for service functions at the Group level (Engineering, Finance, Human Resources, etc.) and for Corporate staff accounted for costs of €24 million.

Restructuring charges amounted to €30 million in 2002, consisting principally of €25 million of restructuring and environmental costs concerning PP&A (with respect to pharmaceutical activities in the United Kingdom) and Eco Services in Europe, as well as productivity plans at various headquarters sites. The additional €5 million relates to amortization charges linked to restructuring measures.

Cash payments related to our restructuring plans amounted to €152 million in 2002, €93 million in 2003 and €115 million in 2004. For further details on our restructuring plans, see Notes 19(d) and 32.2(i) to the Consolidated Financial Statements.

Back to Contents

We have introduced a streamlining and simplification of our activities, which includes our reorganization based on the reduction of the number of enterprises from seventeen to nine, the reduction of corporate structures and costs and the realignment of support functions under a platform of shared services. We target annual savings of €165 million by 2006 from this reorganization, which could eliminate approximately 1,325 positions, including approximately 572 in France. As of December 31, 2004, we recorded provisions for €56 million relating to these plans.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with regulations in force in France and in particular those set out in the accounting standard 99-02 issued by the Comité de la réglementation comptable (Accounting Standards Committee) applicable to commercial and public companies. Furthermore, because we arelisted on the New York Stock Exchange and registered with the SEC in the U.S., we prepare a reconciliation of consolidated net income and shareholders’ equity determined according to French GAAP and the corresponding amounts corresponding to U.S. GAAP. See Note 32 to the Consolidated Financial Statements.

The preparation of the consolidated financial statements requires management to make estimates that may affect the reported value of assets, liabilities, income, expense and commitments. Our management believes that the accounting estimates we use are reasonable. However, the actual amounts may differ from these estimates since even the best estimates require certain adjustments. Accordingly, our management reviews the accounting estimates used to prepare the Group’s consolidated financial statements on a regular basis to ensure that they are reasonable. Changes in these estimates may oblige us to record higher or lower expenses and may have a favorable or unfavorable impact on our financial position and cash flows.

The following paragraphs list the critical accounting estimates that management deems to be important for properly understanding our financial position, its operating income and cash flows. An estimate is considered critical if it has the following characteristics:

•

management has to assess the effects of events that are highly uncertain when the estimate is made; and

•

different estimates that may reasonably be made by management and the possible changes to these estimates that may reasonably happen from one fiscal year to the next may have a material impact on our financial position, its results of operations and cash flows.

Management reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. The Committee reviewed the information provided by us in the following section with regard to critical accounting estimates.

Going Concern

Over the past four years (period from January 1, 2001 to December 31, 2004), we have recorded cumulative net losses of €2,199 million. These losses reduced its shareholders’ equity to €70 million at December 31, 2004.

Our operating losses increased from €159 million in 2003 to €348 million in 2004. Net cash provided by/(used for) operating activities was a negative €150 million in 2004 after a slightly positive net cash flow of €11 million in 2003.

The losses incurred in 2003 and 2004 primarily reflected market conditions characterized by persistently high raw material prices, the weakness in demand during 2003, the unfavorable impact of depreciation in the U.S. dollar against the euro, and the costs related to the recovery plan launched in October 2003. Our recovery plan focused on the following three priorities:

Back to Contents

•

refocusing our business portfolio by implementing a divestment program with an objective of generating at least €700 million in net proceeds from divestitures by the end of 2004;

•

reducing our costs through a drastic simplification of the organization structure and by streamlining the Group’s operational structure with a focus on reducing administrative and commercial costs by €120 million in 2005 and €165 million in 2006; and

•

consolidating the Group’s short-term and long-term financing requirements.

By December 31, 2004, we had successfully completed the following measures as part of our recovery plan:

•

we had completed divestitures totaling €773 million, net of taxes and other expenses, including the receipt of €634 million in cash and the transfer of €139 million in debt;

•

we had implemented cost reduction plans in line with the predetermined schedule, in particular in France, which should generate more cost reductions than initially forecast by 2006;

•

on March 31, 2004, we entered into a new line of credit agreement (Refinancing Facilities Agreement or “RFA”). Under the RFA, a certain number of commitments were undertaken by us, in particular a commitment to extend or replace our existing asset securitization programs up to the expiration of the RFA on March 31, 2006. Against this backdrop, we signed a new five-year receivables securitization agreement with Calyon for €300 million in December 2004; and

•

in April 2004, we issued new shares that generated net proceeds of €447 million (€449 million increase in share capital, and €22 million in additional paid-in capital, less €24 million in issuance-related expenses).

By December 31, 2004, we had satisfied all of our commitments under the RFA and successfully restructured our finances, which made it possible to extend the maturity of a significant portion of our debt. This financial reorganization is presented in detail under “Liquidity and Capital Resources” and in Notes 17 and 20 to the Consolidated Financial Statements.

In an economic environment characterized by the persistent weakness of the U.S. dollar and the volatility of raw material prices and given the costs to be incurred in relation to its restructuring programs, We do not expect to return to profitability before 2006.

In spite of these difficulties, based on the results obtained and the progress made at December 31, 2004, we consider that we have sufficient financial resources to continue to operate our business under normal operating conditions.

Impairment of Goodwill

For each business in the Group that is part of a unit subject to specific management follow-up (hereinafter “reporting unit”), we conduct an annual comparison of the net book value of assets and liabilities linked to this reporting unit (including goodwill) to the fair value of the reporting unit. The method used to determine this fair value is based on calculating discounted cash flows calculated based on the following assumptions:

•

the medium-term 5-year plans drawn up by management for each reporting unit;

•

the forecast cash flows in these plans for each reporting unit discounted at a rate based on our weighted average cost of capital (WACC) net of tax and adjusted, where necessary, for the risks associated with each reporting unit. At December 31, 2004, this rate stood at 10% (net of tax) for

Back to Contents

Rhodia Pharma Solutions (including Rhodia ChiRex) and 8% for the other reporting units. In both cases, this discount rate is identical to that applied in the previous year;

•

the terminal value computed by capitalizing the final cash flow in the specific forecast period at an interest rate representing the difference between the WACC and the long-term estimated growth rate of each reporting unit. This terminal value is then discounted using the WACC for each reporting unit.

In addition, we update this comparison whenever events or circumstances arise that may lead to a risk of asset impairment.

The calculation of these impairment losses is by its very nature highly sensitive to any changes in the underlying assumptions.

Goodwill is presented in Note 5 to the Consolidated Financial Statements.

Other Long-lived Assets

We review the net book value of our other long-lived assets whenever events or circumstances indicate that the future cash flows from these assets do not support their book value. We compare the net book value of these assets with the undiscounted future cash flows. Whenever this comparison indicates that an impairment loss needs to be recognized, the amount recorded is the difference between the net book value and the fair value generally determined by the discounted future cash flows method.

The assumptions made by us with regard to the future cash flows from these assets are subject to change. This could lead to adjustments to the net book value of these assets in future years.

Deferred Tax Assets

In the course of preparing its consolidated financial statements, we calculate our deferred tax by applying a broad definition and the liability method to each tax entity in the Group. This process involves calculating the temporary differences arising from the differences between the book values and tax bases of assets and liabilities, including tax losses that may be carried forward. The resulting differences are systematically recognized as deferred tax assets or liabilities in the consolidated financial statements. A valuation allowance is set aside for these deferred tax assets when their future realization is unlikely. Consequently, no net deferred tax assets were recognized in respect of the French and U.S. tax groups in particular at December 31, 2004. Additions to and reversals of valuation allowances for deferred tax assets are included under income taxes on the consolidated statement of operations.

Our management must make judgments when determining the level of any valuation allowance. The chief uncertainty is that we must estimate if, and to what extent, the tax group to which this deferred tax asset belongs will generate taxable income in the future. We make this assessment on the basis of the jurisdiction in question, the period during which the deferred tax asset may be recovered and the tax group’s earnings history. Where actual taxable income differs from these estimates or if these estimates change in future years, the valuation allowance may need to be adjusted, which would have an impact on our consolidated financial statements and on its results of operations.

Pension, Retirement and Other Post-employment Obligations

We have a large number of pension and retirement plans, including defined benefit pension plans. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located.

Back to Contents

Our principal commitments for pension and retirement plans principally relate to employees in the U.S., the UK and France.

Actuarial valuations of these obligations are calculated each year in most countries.

These calculations are based on the probability that the employees will remain with us, future salary increases, and a retirement age of between 60 and 65, depending on local conditions and applicable legislation.

The discount rates used at December 31, 2004 were 5% (5% at December 31, 2003) for French plans, 5.75% at December 31, 2004 (6% at December 31, 2003) for U.S. plans and 5.8% at December 31, 2004 (5.8% at December 31, 2003) for the UK plans.

The expected long-term rates of return used for plan assets were 7.5% for U.S. plans and 8% for the UK plans at December 31, 2004 (8.5% and 8%, respectively, at December 31, 2003).

Defined benefit plans in France are unfunded. The liabilities relating to these employees were calculated at December 31, 2004, taking into consideration the regulations issued on August 21, 2003 related to retirement benefit obligations and the agreement of February 2, 2004 related to retirees in the chemical industries.

Provisions for Environmental Liabilities

Our business is subject to extensive, evolving and increasingly stringent laws and regulations in the various jurisdictions in which we conduct our business and own sites that release or discharge regulated materials into the environment or otherwise relating to environmental protection or human health and safety.

Compliance with environmental laws and regulations has resulted in significant ongoing costs for us and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs, fines and penalties.

We periodically assess our environmental liabilities and potential future remediation measures. In 2004, this review took into account recent new events as well as changes in regulations and their interpretation, including longer-term remediation obligations, depending on our technical ability to evaluate reliably the new resulting long-term environmental expenses. As a consequence, provisions cover environmental liabilities over an extended foreseeable horizon of up to 15 years or more when estimable.

This review was conducted using the guidelines of CNC Recommendation 2003-R02 on environmental liabilities, which was issued on October 21, 2003 and is applicable beginning in 2004 concerning the accrual of environmental liabilities in individual and consolidated financial statements.

In 2004, we recorded a provision in our consolidated financial statements for probable remediation expenses of €69 million, reflecting the present value of reasonably assessable costs up to 2020, and further when estimable, after allocating the balance of outstanding indemnities from Aventis (€19 million recorded in liabilities as prepaid income at December 31, 2003) following the March 27, 2003 settlement agreement, which were recorded as restructuring provisions, principally relating to the Cubatao site in Brazil (€43 million) and the Staveley site in the UK (€12 million). Rhodia does not expect any related cash payments to be made until 2010.

Based on current information, management estimates that it does not have probable liabilities for environmental matters other than those amounting to €208 million accrued at December 31, 2004 (see Note 19 to the Consolidated Financial Statements). However, we may incur additional expenditures if there are changes in existing laws or regulations, or their interpretation. Environmental contingencies are presented in Note 25 to the Consolidated Financial Statements.

Back to Contents

Changes in Accounting Principles and Presentation

2004

Consolidation of special purpose entities. Recommendation 2004-03, issued by the CRC, which is applicable to periods beginning after August 4, 2003, altered the conditions for including special purpose entities within the scope of consolidation. In particular, it eliminated the requirement for the consolidating equity to have ownership of these entities. Consequently, all special purpose entities must be fully consolidated if Rhodia directly or indirectly controls these entities.

The criterion of decision-making power, which is critical for determining control of these entities, as well as the conditions for applying the new standard to special purpose entities, are specified in recommendation 2004-D, issued by a special committee of the CNC on October 13, 2004.

The special purpose entities identified by us are those involved in asset securitization. We do not believe that we exert control over these entities and so they were not consolidated at December 31, 2004.

The effects of sales of receivables are presented in Note 14 to the Consolidated Financial Statements.

2003

Change in accounting principle. We made a change in accounting principles as of January 1, 2003 based on recommendation No. 2003-R.01 issued by the Conseil national de la comptabilité (National Council on Accounting, or CNC) on April 1, 2003. The recommendation states that benefits paid to employees during active employment are excluded from the scope of accounting standards relating to employee retirement benefit obligations. Consequently, benefits paid to employees for long-term service are not accounted for in accordance with accounting standards relating to employee retirement benefit obligations but are accounted for in accordance with Regulation No. 2000-06, which defines how companies account for liabilities and which requires the accrual of the accumulated long-term service benefit obligations at each balance sheet date. Since this is a change in accounting principles, an adjustment of €48 million, net of tax, was recorded to Stockholders’ equity as of January 1, 2003, reflecting the additional provision required to accrue amounts earned by employees through that date.

Change in the presentation of the consolidated balance sheet. As a result of our New York Stock Exchange listing and SEC registration, we had, until December 31, 2002, chosen to apply in the presentation of our consolidated balance sheet, the provisions of FAS 87 that relate to pension obligations. This standard required us to record as a liability the excess of accumulated benefit obligations (calculated based on the present value of current salaries and wages) over the related plan assets and to record an equivalent amount as an intangible asset. In order to comply with recommendation No. 2003-R.01 issued by the CNC on April 1, 2003, which applies to the accounting for retirement obligations, we did not record this obligation and the related intangible asset as of December 31, 2003. In addition, we adjusted our consolidated balance sheet as of December 31, 2002 to remove this obligation and the related intangible asset in order to reflect comparable information to the December 31, 2003 presentation. The impact on the December 31, 2002 consolidated balance sheets was the removal of the obligation and related intangible asset amounting to €270 million.

Change in the presentation of the consolidated statement of operations. Shipping and handling fees and costs were reclassified from “Administrative and selling expenses” to “Production costs and expenses”. €355 million for 2002 were reclassified to conform to the 2003 presentation.

Principal Impacts of the First-time Adoption of IFRS

In accordance with EU regulation No. 1606/2002 of July 19, 2002 on international accounting standards, our consolidated financial statements for the year ending December 31, 2005 will be prepared under the IAS/IFRS applicable at December 31, 2005 as approved by the European Union. The first consolidated financial statements to

Back to Contents

be published conforming to IAS/IFRS will thus be those for fiscal 2005, which will be presented with comparative figures for fiscal 2004 prepared on the same basis.

Looking ahead to the publication of these comparative financial statements for 2005 and in accordance with the AMF recommendation on financial reporting during the transition period, we have prepared financial information about the transition to IAS/IFRS including preliminary information showing the quantified impact expected as a result of the first-time adoption of IFRS on shareholders’ equity at the transition date, i.e., January 1, 2004, when the definitive effects of the transition will be recognized in equity in the 2005 consolidated financial statements published.

These financial data concerning the quantified expected impact of the first-time adoption of IFRS have been examined by the Board of Directors. They were prepared by applying the IFRS standards and interpretations that we believe that we need to apply for the preparation of its comparative 2004 consolidated financial statements for publication at December 31, 2005 according to the new IAS/IFRS standards and interpretations to the data at January 1, 2004 previously published in accordance with French GAAP. The basis for the preparation of these financial data for 2004 is therefore:

•

the mandatory IFRS standards and interpretations at December 31, 2005, such as they are known to be at present;

•

the mandatory IFRS standards and interpretations in periods subsequent to 2005, which the Group has decided to adopt early;

•

the resolution that we currently anticipate in respect of technical issues and drafts, which are being discussed by the IASB and IFRIC and may have to be adopted for the publication of consolidated financial statements for 2005;

•

options adopted and exemptions used, as described below, which are those that we will in all likelihood adopt for the preparation of its IFRS consolidated financial statements in 2005.

Because the regulations may evolve further, it is possible that the opening shareholders’ equity presented below may differ from the shareholders’ equity that will be included in the opening balance serving as the basis for the preparation of the 2005 Consolidated Financial Statements.

Description of the accounting options selected for the first-time adoption of IFRS

As provided for in IFRS 1 on the first-time adoption of IFRS, which allows first-time adopters to make use of certain exemptions, we have elected to make the following choices regarding the retrospective restatement of assets and liabilities for the preparation of the IFRS opening balance at January 1, 2004:

•

Business combinations: The Group has elected not to restate business combinations prior to January 1, 2004 in accordance with IFRS 3.

•

Pension obligations: The Group has elected to use the option offered by IFRS 1 to recognize in equity previously unrecognized actuarial gains and losses at the transition date.

•

Cumulative translation adjustments: The Group has transferred to consolidated reserves the cumulative translation adjustments deriving from the conversion of foreign subsidiaries’ financial statements at January 1, 2004. This adjustment has no impact on total opening shareholders’ equity. As a result, the value of cumulative translation adjustments under IFRS will thus be reset at zero at 1 January 2004. In the event that the relevant foreign subsidiaries are sold at a later date, the disposal gain/(loss) will not reflect the reversal of translation adjustments prior to 1 January 2004, but will include any translation adjustments recorded subsequently.

Back to Contents

•

Share-based payment: For equity-settled plans, the Group has elected to adopt IFRS 2 for plans granted after November 7, 2002 that had not yet vested at January 1, 2005.

•

Financial instruments: IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) are to be applied from January 1, 2004.

•

Property, plant and equipment: The Group has not elected to use the exemption allowing its property, plant and equipment to be revalued at its fair value at the IFRS transition date. Accordingly, the Group’s property, plant and equipment will continue to be shown at its historical cost net of depreciation.

For all the other IFRS, the entry values of the assets and liabilities at January 1, 2004 have been restated retrospectively as if these standards had always been applied.

Summary of the impacts of the first-time adoption of IAS/IFRS at January 1, 2004

A provisional summary of the impact of the first-time adoption of IAS/IFRS on shareholders’ equity at January 1, 2004 is shown in the following table.

Amount
(in millions of euros)
Shareholders’ equity, Group share as reported in accordance with regulation No. 99/02 — at December 31, 2003	252
Pension and other post-employment benefits (IAS 19) impact net of tax	(615)(1)
Other items	22(2)
Capital and reserves attributable the Company’s equity holders as per IFRS at January 1, 2004	(341)
Minority interests	27
Preliminary estimate of total equity as per IFRS at January 1, 2004	(314)

____________

(1)

IAS 19: Employee benefits: The option adopted by the Group under IFRS 1 will lead to a reduction in equity in the opening balance sheet of €615 million (€663 million less a tax effect of €48 million) as a result of the immediate recognition under liabilities of unrecognized actuarial gains and losses at January 1, 2004. Adoption of this norm will not have any impact on consolidated net debt or on Rhodia’s net cash.

(2)

Other norms: adjustments that are non-material when considered on an individual basis: The first-time adoption of IAS 32/39 on financial instruments as at January 1, 2004 will lead the securitized receivables to be transferred back onto the asset side of the balance sheet, leading to an increase in consolidated net debt on the opening balance sheet of €413 million. This restatement does not have any impact on opening equity. The parent company financial statements (i.e., for Rhodia S.A.) are not affected by the transition to IFRS/IAS. At January 1, 2004, Rhodia S.A.’s shareholders’ equity stood at €1,018 billion. Rhodia is set to present a full detailed description of the effects of adopting IFRS on the 2004 financial statements during May 2005 in the updated version of this Annual Report.

We expect to present a fully detailed description of the effects of adopting IFRS on the 2004 Consolidated Financial Statements during May 2005.

Back to Contents

Consolidated Operating Results for 2002, 2003 and 2004

The table below sets forth an analysis of our operating income for the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(in millions of euros)
Net sales	6,617	5,453	5,281
Production costs and expenses	(4,844)	(4,218)	(4,147)
Administrative and selling expenses	(749)	(612)	(534)
Research and development expenses	(201)	(187)	(156)
Restructuring and environmental costs	(25)	(71)	(232)
Depreciation and amortization	(447)	(524)	(560)
Operating income	351	(159)	(348)

Consolidated Operating Results in 2004 v. 2003

Net Sales

Net sales fell by 3.1%, going from €5,453 million in 2003 to €5,281 million in 2004. This decline was due to several factors. Changes in the scope of consolidation caused a 6.3% reduction (due mainly to the sale in May 2004 of the food ingredients business to Danisco, the sale in June 2004 of the European phosphates business to Thermphos International, the sale in August 2004 of the North American phosphates business to Bain Capital and the sale of the fire retardant products for polyurethane business to Albermarle in July 2003). A reduction of 4.1% was due to fluctuations in exchange rates (3.0% from translation and 1.1% from transactions). Changes in volumes and increases in average sales prices increased net sales by 4.8% and 2.4%, respectively.

The table below sets forth our estimates of the effects of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by enterprise for the years ended December 31, 2003 and 2004. See “Presentation of Financial and Other Information”.

	2003 Historical net sales	Scope of consolidation	Exchange rates	Volume	Price	2004 Historical net sales
(in millions of euro, except for percentages)
HPCII(1)	609	(3.3)%	(5.4)%	7.1%	1.6%	608
PPF(1)	1,108	(30.2)%	(3.5)%	3.4%	2.2%	796
PPMC(1)	523	(3.5)%	(2.8)%	2.3%	4.8%	527
RE3S(1)	721	0.1%	(3.2)%	8.6%	(1.7)%	748
Polyamide(1)	1,373	0.1%	(3.3)%	10.2%	6.6%	1,559
Acetow(1)	424	-	(6.7)%	2.1%	(2.7)%	393
Eco Services(1)	213	-	(9.0)%	(0.1)%	3.7%	201
PP&A(1)	366	0.3%	(3.2)%	(2.8)%	(0.6)%	343
RPS(1)	260	(2.1)%	(3.8)%	(2.4)%	(0.9)%	236
Other(2)	(143)	-	-	-	-	(130)
Total net sales	5,453	(6.3)%	(4.1)%	4.8%	2.4%	5,281

_______________

(1)

Before eliminating inter-segment sales.

(2)

Sales of other businesses and elimination of inter-segment sales.

Back to Contents

The tables below set forth consolidated net sales and the contributions by enterprise and geographic region for the years ended December 31, 2003 and 2004.

	December 31,
	2003	2004
	(in millions of euros, except percentages)
Consolidated net sales and contribution by enterprise
Sales	5,453	5,281
Contribution by enterprise:
HPCII	11%	12%
PPF	20%	15%
PPMC	10%	10%
RE3S	13%	14%
Polyamide	25%	30%
Acetow	8%	7%
Eco Services	4%	4%
PP&A	7%	6%
RPS	5%	4%
Others(1)	(3)%	(2)%
Total	100%	100%

________________

(1)

Includes our other businesses, sales on behalf of non-Group companies and inter-enterprise sales.

	December 31,
	2003	2004
Contribution to net sales by geographic region(1)
France	10%	9%
Europe (excluding France)	38%	38%
North America	24%	22%
South America	12%	13%
Rest of the world	16%	18%
Total	100%	100%

__________________________

(1)

By destination and without taking into account inter-enterprise sales.

Home Personal Care & Industrial Ingredients (HPCII)

HPCII’s net sales were flat in 2004 at €608 million. Exchange rate fluctuations and changes in the scope of consolidation reduced its net sales by 5.4% and 3.3%, respectively, while rises in volumes and average sales prices increased net sales by 7.1% and 1.6%.

At a comparable scope of consolidation and constant exchange rates, the growth in sales was principally due to the volume growth of business in Asia and North America with products launched less than five years ago accounting for more than half the volume growth. The action plans to raise prices that were launched in the course of the year led to an increase of 1.6%.

Phosphorus, Phosphates and Food (PPF)

PPF’s net sales fell by 28.2%, going from €1,108 million in 2003 to €796 million in 2004. Changes in the scope of consolidation and exchange rate fluctuations reduced net sales by 30.2% and 3.5%, respectively, while volume growth and price increases increased net sales by 3.4% and 2.2%.

Back to Contents

There were volume and price improvements in all four of the businesses that make up the PPF enterprise:

•

Specialty phosphates: margins and volumes improved as Chinese competition in phosphoric acid weakened because of the rise in the cost of the raw material. This business was sold in mid-August 2004.

•

Food ingredients: sales prices and volumes increased in all markets and geographic regions, driven by the fermentation-agent and food-preservative business. This business was sold at the end of May.

•

PPD: sales volumes of primary derivatives increased, despite the unavailability of basic phosphorus from China, as did prices to offset the impact of raw materials. Volumes of phosphorus derivatives rose strongly.

•

STPP: volumes increased in this business that produces and sells sodium tripolyphosphate.

Performance Products for Multifunctional Coatings (PPMC)

PPMC’s net sales went from €523 million in 2003 to €527 million, an increase of 0.8%. Changes in the scope of consolidation and exchange rate fluctuations reduced net sales by 3.5% and 2.8%, respectively, while volume growth and increases in average sales prices increased net sales by 2.3% and 4.8%, respectively.

Sales volumes moved ahead in Asia, North America and South America, but temporary reductions in production capacity in Europe forced the performance coatings business to prune back its product offering and concentrate on its highest-margin products. Sales volumes in the solvents and industrial coatings businesses increased. The decorative coatings business enjoyed a strong start to the year, particularly in the construction market, but the end of the year saw a drop in demand. The positive effect of average sales prices was mainly due to the Brazilian solvents business that was able to increase its prices in line with rises in the cost of petrochemical raw materials.

Rare Earth, Silicones, Silica Systems (RE3S)

RE3S’s net sales went from €721 million in 2003 to €748 million in 2004, an increase of 3.8%. Slightly lower sales prices and fluctuations in exchange rates reduced the enterprise’s net sales by 1.7% and 3.2%, respectively, whereas volumes increased net sales by 8.6%.

All business units achieved higher volumes in 2004. The silica systems business continued to grow in its main markets and particularly tire manufacturing. Sales volumes of rare earths were helped by a pick-up in the electronics market and by the increase in sales of the third-generation EOLYS additives range (a particle-filter system). The silicones business benefited from higher volumes, as did elastomers, performance coatings and additives in spite of the closure of a site producing an upstream intermediate (Silox) for seven weeks, as its capacity was increased as part of the capital expenditure program.

The fall in average sales prices was mainly a reflection of the erosion of prices seen in the highly competitive silicones segment, though in September the business was able to pass on a price increase of 8% on all its product ranges.

Polyamide

Polyamide’s net sales rose 13.6%, going from €1,373 million euros in 2003 to €1,559 million in 2004. Changes in the scope of consolidation caused the enterprise’s net sales to fall by 3.3%, while higher volumes and average sales prices increased net sales by 10.2% and 6.6%, respectively.

Back to Contents

This increase in sales volumes was largely due to the recovery in the market for polyamides and particularly engineering plastics in most segments (automotive manufacturing, consumer goods, and electronics). The polyamide intermediates segment also experienced strong volume growth in Asia. In contrast, volumes in technical fibers remained stable.

In response to the rise in the costs of raw materials across the entire polyamide value chain, the enterprise increased its sales prices. The 6.6% rise in prices partly reflects an aggressive strategy introduced at the end of the third quarter that led to an average 15% increase in prices.

Acetow

The Acetow enterprise’s net sales fell by 7.3%, going from €424 million in 2003 to €393 million in 2004. Movements in exchange rates and the fall in average sales prices reduced net sales by 6.7% and 2.7%, respectively, while the growth in volumes increased net sales by 2.1%.

The fall in average sales prices was due to a cyclical change in the geographic sales mix in 2004.

In the first part of the year, sales volumes were temporarily affected by the enterprise’s major customers adopting a wait-and-see approach. But this trend reversed during the summer, and overall demand was stronger in the second half of the year.

Eco Services

Eco Service’s net sales fell by 5.4%, going from €213 million in 2003 to €201 million in 2004, mainly because of exchange rate fluctuations, which reduced sales by 9.0%, while the increase in average sales prices raised net sales by 3.7%. Sales volumes remained flat.

The division managed to safeguard its number one position in a market with no volume growth. The increase in sales prices reflected their link to trends in sulfur and gas prices, whereas volumes remained unchanged.

Perfumery, Performance & Agrochemicals (PP&A)

PP&A’s net sales went from €366 million in 2003 to €343 million in 2004, a drop of 6.2%. Movements in exchange rates and lower volumes and average prices reduced net sales by 3.2%, 2.8% and 0.6%, respectively, while the change in the scope of consolidation increased them by 0.3%.

Against a background of weak demand, sales of the perfumery, flavorings, and performance products businesses were adversely affected by strong Asian competition in the vanillin market segment and by European competition in ethyl vanillin-based products.

In addition, the agrochemical business was depressed by the expiration of two contracts for two essential semi-finished products, DHPPA and DCNB.

Rhodia Pharma Solutions (RPS)

RPS’s net sales went from €260 million in 2003 to €236 million in 2004, a drop of 9.1%. Changes in the scope of consolidation, exchange rate movements, and falls in sales volumes and average sales prices all had an unfavorable impact on RPS’s net sales, reducing net sales by 2.1%, 3.8%, 2.4%, and 0.9%, respectively.

Following the 50% drop in 2003 of the level of project activity, sales from customized molecule development in 2004 were lower than in 2003. Sales from customized molecules and intermediates were also lower than in 2003.

Back to Contents

Other

“Other” includes our sales by other businesses: commercial resales made on behalf of non-Group companies and elimination of inter-enterprise sales.

Operating Expenses

The table below sets forth financial data relating to our operating expenses in 2003 and 2004.

	2003	2004
	(in millions of euros)
Production costs and expenses(1)	4,218	4,147
Selling and administrative expenses	612	534
Research and developments expenses	187	156
Depreciation and amortization	524	560
Restructuring charges and environmental costs	71	232
Total operating expenses	5,612	5,629

___________________________

(1)

Includes delivery and handling charges for which we are responsible.

Production costs and expenses

In 2004, production costs and expenses amounted to €4.15 billion compared to €4.22 billion in 2003, a drop of 1.7% that stemmed from a 5.9% fall caused by changes in the scope of consolidation and changes in exchange rates of 3.0%. The 7.2% rise in production costs and expenses compared to 2003 was caused by rises in the costs of raw materials, mainly petrochemical derivatives and energy. The fall in other costs, and particularly fixed production costs, was brought about by the Group’s industrial restructuring plans, details of which are shown in Note 19(d) to the Consolidated Financial Statements.

Selling and administrative expenses

Selling and administrative expenses went from €612 million in 2003 to €534 million in 2004, a decline of 12.8% caused by changes in the scope of consolidation, exchange rate movements and measures taken to reduce costs, which reduced costs by 4.9%, 2.7% and 5.2%, respectively. The restructuring plans for the support departments, a vital part of our cost-cutting measures, are discussed and detailed in Note 19(d) to the Consolidated Financial Statements.

Research and development expenses

Research and development expenses declined 16.6%, from €187 million (or 3.4% of sales) in 2003 to €156 million (or 3.0% of sales) in 2004, a drop of 16.6%. Of this, 6.0% was due to changes in the scope of consolidation and 1.2% to exchange rate fluctuations. An additional 9.4% decline resulted from more selective management of research and development projects, which led the Group to restructure its entire R&D department.

Depreciation and amortization

Depreciation and amortization went from €524 million in 2003 to €560 million in 2004, an increase of 6.9%. Changes in the scope of consolidation and currency effects had favorable impacts on net charges to depreciation and amortization of 12.8% and 1.8%, respectively.

The 2004 depreciation and amortization charge included an impairment loss recognized following an impairment test described in Note 3 to the Consolidated Financial Statements. This charge amounted to €150 million, of which €96 million related to Rhodia Pharma Services, mainly because of the discontinuation of operations at the

Back to Contents

Holmes Chapel site as well as downsizing of other European sites, while a further €24 million related to a write-down of property assets at the headquarters of the U.S. businesses.

The 2003 depreciation and amortization charge included an impairment loss recognized following an impairment test described in Note 3 to the Consolidated Financial Statements. This charge amounted to €90 million, of which €33 million was for Rhodia Pharma Solutions (RPS), €11 million for the phosphorus derivatives business and €37 million for the specialty phosphates business, both units of the PPF enterprise, and €9 million for other assets.

Restructuring charges and environmental costs

As a result of new programs introduced during 2004, restructuring charges and environmental costs increased, going from €71 million in 2003 to €232 million in 2004.

These costs reflect the restructuring of the Company’s administrative and sales departments, for which a €56 million provision was set aside. They also included the costs of restructuring the Group’s manufacturing sites, for which a €97 million provision was established. Thus, a €20 million provision was charged to income for the Perfumery, Performance & Agrochemicals enterprise in 2004 to cover the restructuring of the sites at Saint-Fons, Mulhouse, and Avonmouth. RPS established a provision of €19 million in 2004 to cover the resizing of the Annan and Dudley sites in the UK as well as plans for other sites in North America, such as the plan for the closure of the Luling site. The Polyamide enterprise’s restructuring plan required a provision of €18 million, mainly to cover the final closure of the Maioli production unit for engineering plastics in Taiwan and the restructuring prior to its sale of the carpet fiber manufacturing site at Castellaccio in Italy. PPMC’s restructuring plan covered the closure of the Lille site, planned for the end of 2005, and the restructuring of other sites in Europe at a total cost of €12 million.

This item also included environmental costs, described above in “Critical Accounting Estimates”, that were re-estimated in order to comply with the CNC’s 2003 R-02 recommendation. We included in our 2004 Consolidated Financial Statements an additional provision of €69 million to cover all types of environmental costs. This provision covers the present value of all reasonably assessable costs through to 2020 after allocation of the balance of the indemnity from Aventis (€19 million recorded in liabilities as deferred credits on December 31, 2003) following the agreement of March 27, 2003 between the two companies.

Operating Income/(Loss)

In 2004, we reported an operating loss of €348 million compared to an operating loss of €159 million in 2003. The factors responsible for this €188 million increase in operating loss included an increase of €187 million in the prices of raw materials, and particularly of petrochemical products. The strategic index of raw materials rose sharply in 2004, averaging 117 compared to a base of 100 in 2003 and an index figure of 91 in 2002. Our operating result also reflected the negative effect of an increase of €162 million in provisions for restructuring, notably at the Group level as Rhodia introduced measures to simplify its administrative and sales departments and plans to cut manufacturing costs in the PP&A, RPS and Polyamide enterprises. The operating result was also reduced by €121 million by the recognition in 2004 of an exceptional €150 million write-down of tangible assets. In 2003, the exceptional write-down of tangible and intangible assets (excluding goodwill arising on acquisitions) amounted to €137 million. Finally, movements in exchange rates, particularly appreciation in the euro against the U.S. dollar and the Brazilian real, also had a negative impact on our operating result of €8 million.

These adverse factors were partly offset by a significant increase in overall demand, amounting to €120 million, increases in sales prices, amounting to €68 million, an €87 million reduction in fixed costs, and changes in the scope of consolidation that had a positive effect on our operating results of €14 million.

Back to Contents

The table below sets forth our operating income by enterprise for the years ended December 31, 2003 and 2004.

	Operating income
	2003	2004
	(in millions of euros)
HPCII	€ 42	€ 46
PPF	(70)	6
PPMC	(1)	(27)
RE3S	(3)	(4)
Polyamide	55	39
Acetow	72	64
Eco Services	44	27
PP&A	(11)	(57)
RPS	(109)	(164)
Other	(178)	(278)
Total	€ (159)	€ (348)

Home Personal Care & Industrial Ingredients (HPCII)

HPCII’s operating income increased from €42 million in 2003 to €46 million in 2004, a gain of 8.2%. This performance reflected a rise in sales volumes of €15 million. Of this growth in volumes, 60% came from the industry, oil and agrochemical manufacturing end-markets and 40% from products used in cosmetics and detergents as a result of new product launches. Operating income was reduced by €2 million because of exchange rate fluctuations and by €8 million because of increases in raw material prices, mainly higher costs for petrochemical derivatives based on ethylene oxide and energy, though these were offset by sales price increases of €7 million. Fixed costs increased by €2 million.

Phosphorus, Phosphates and Food (PPF)

PPF had operating income of €6 million in 2004, as compared to a loss of €70 million in 2003. This improvement was driven by changes in the scope of consolidation that had a positive impact of €33 million. The main changes were the sale during the second quarter of 2004 of part of the food ingredients business to Danisco and the sale during the third quarter of 2004 of the North American specialty phosphates business to Bain Capital. In addition, a reduction in amortization, largely caused by the exceptional write-downs of assets in 2003, had a favorable effect of €25 million, and there was a positive impact of €20 million from price increases in the phosphates and phosphorus derivatives business that were made possible by shortages of basic phosphorus and a positive volume effect in all segments of the phosphates, food products, PPD and STPP businesses that amounted to €15 million. Finally, there was a reduction in fixed costs of €6 million in 2004.

At the same time, increases in the prices of raw materials and energy and exchange rate movements reduced operating income by €18 million and €2 million, respectively.

Performance Products for Multifunctional Coatings (PPMC)

PPMC’s operating losses increased from €1 million in 2003 to €27 million in 2004. This deterioration was mainly caused by fixed costs, which because of recurrent problems of manufacturing reliability in the TDI unit, increased by €15 million over 2003, and, to a lesser extent, a narrowing of margins during 2004 in the performance coatings business because of the restricted availability of manufacturing capacity. In addition, an increase in the cost of raw materials of €16 million contributed to the increase in operating costs.

Back to Contents

These adverse developments were partly offset by higher prices that produced €20 million in revenues and higher volumes that contributed €4 million, mainly in Brazil (Solvents) and in the paint additives business.

Rare Earth, Silicones, Silica Systems (RE3S)

The RE3S enterprise had an operating loss of €4 million, compared to an operating loss of €3 million in 2003. While there was a positive impact of €32 million from higher sales volumes, achieved in all the enterprise’s businesses and a €2 million reduction in amortization charges, the enterprise suffered from a €16 million reduction in revenues caused by falling prices, mainly in the silicones business and higher raw material and energy costs amounting to €13 million. In addition, there was an increase in fixed costs of €4 million, principally caused by the stoppage of production at one of the division’s silicone manufacturing sites to allow a planned increase in capacity to take place. There was also an exceptional write-down of inventories in the rare earth business that had an impact on fixed costs, though to a lesser extent.

Polyamide

In 2004, Polyamide’s operating income amounted to €39 million, as compared to operating income of €55 million in 2003, a drop of 29%. This decline was caused by several factors, including: (i) a €112 million increase in raw material costs, mainly benzene derivatives (cyclohexane, cumene, and, to a lesser extent, butadiene); (ii) the €25 million impact of exceptional write-downs charged in 2004; (iii) the impact of the restructuring plans designed to maintain the competitiveness of the division’s manufacturing sites that led to an additional provision of €12 million; and (iv) the depreciation of the U.S. dollar affected all Polyamide’s businesses. It reduced operating income by €2 million. Polyamide intermediates and polymers were more directly affected because they are manufactured in Europe and exported to regions where sales are mainly denominated in U.S. dollars.

This decline, however, was strongly offset by (i) higher volumes, which generated an additional €61 million in engineering plastics and polyamide intermediates through to the end of June and across all business segments during the third quarter; (ii) higher prices produced extra revenues of €68 million and were due to an aggressive policy to make up for the increases in the cost of raw materials. The effects of these price increases were already apparent in the third quarter and showed up fully in the fourth quarter of 2004; and (iii) the division’s fixed costs fell by €6 million.

Acetow

Acetow’s operating income in 2004 amounted to €64 million compared to €72 million in 2003, a decline of 11%. The enterprise suffered from a €30 million fall in average sales prices and a €2 million impact from the drop in the value of the U.S. dollar against the euro. The currency effect was particularly pronounced for the enterprise, all of whose contracts are governed by a price benchmark denominated in U.S. dollars.

At the same time, the enterprise benefited from a €12 million reduction in the cost of raw materials, brought about by action plans designed to optimize supply sources as well as a fall in fixed costs of €5 million and an increase in sales volumes that contributed €6 million to operating income.

Eco Services

Eco Services had operating income of €27 million in 2004 versus operating income of €44 million in 2003, a decline of 38.3%. A drop of €16 million in the results from the commercial business of energy trading in Europe was the main reason for the decline in the division’s operating income. In the U.S., higher prices for two raw materials, sulfur and gas, affected the operations of the sulfuric acid regeneration business, but this was more than made up for by the indexation of sales prices charged to customers while overall sales volumes remained unchanged.

Back to Contents

Perfumery, Performance & Agro (PP&A)

PP&A’s operating loss in 2004 increased significantly to €57 million from €11 million in 2003. The operating result was depressed by charges of €28 million for restructuring plans, notably the closure of the production facilities at Saint-Fons and restructuring at the Avonmouth and Mulhouse sites. Another factor behind the deterioration in operating result was the drop of €12 million in revenues caused by weak volume demand, which was caused by the discontinuation of certain contracts for agrochemical intermediates and by competition from Asia (China and India). The fall in average sales prices also had an impact on the operating result amounting to €5 million.

These adverse developments were partly offset by a €17 million reduction in fixed costs brought about by the restructuring plans introduced earlier through 2004.

Rhodia Pharma Solutions (RPS)

RPS’s operating loss increased from a loss of €109 million in 2003 to a loss of €164 million in 2004. This decline was due in part to a rise in 2004 of €50 million in depreciation and amortization because of an exceptional charge (described in Note 3 to the Consolidated Financial Statements). This exceptional charge amounted to €96 million, mainly because of the discontinuation of the Holmes Chapel site and downsizing at other sites in Europe. Restructuring costs which were €16 million higher in order to cover the consequences of closing manufacturing facilities at Luling and the restructuring of the plant at Dudley, also contributed to the increased losses in 2004.

In addition, higher raw materials costs, mainly those of petrochemicals derivatives, which rose by €8 million and a fall in average sales prices that amounted to €6 million had a negative effect on operating results.

At the same time, fixed costs fell by €23 million because of the positive impact of restructuring and RPS had an exceptional gain of €6 million. In addition, higher volumes and changes in the product mix contributed €2 million, mainly because of sales of Rhodine and building blocks.

Other businesses

Operating losses from other businesses increased in 2004 in comparison to 2003, increasing to €278 million in 2004 from a loss of €178 million in 2003. The increase of €100 million in operating losses not allocated to the enterprises was largely due to the accrual of provisions for restructuring our support departments, as described in “Accounting policies—Going concern”.

Other activities consist mainly of central corporate overheads, including research and development expenditures considered to be long-term in nature and not allocated to specific divisions, the balance of the costs of the support departments managed as platforms and that are not allocated to specific divisions, as well as certain financial transactions (mainly lease contracts).

The benefits of speeding up the restructuring plan for our support and administrative departments and the Executive Committee, as well as the return to profit of our captive insurance business, had a positive effect, amounting to €51 million of the operating result of Other Activities. But this positive effect was more than offset by the increases in depreciation, amortization and restructuring charges that amounted to €47 million and €102 million, respectively.

Financial Expense—Net

Finance expense—net increased in 2004 to €263 million from €250 million in 2003. This increase was directly attributable to our refinancing plan, described above, which included a high-yield note issue of €700 million that was carried out in May 2004, increased interest rates on our bank debt under the Secured Co-ordination Agreement (SCA), and the costs of restructuring the Group’s finances. The cost of debt (defined as the ratio of the service cost of debt to average debt over the period) rose from 5.8% in 2003 to 7.6% in 2004. In 2004, the ratio of the total financial expense over average net debt was 10.7% (versus 10.6% in 2003 and 5.2% in 2002).

Back to Contents

The increase in financial expense net included €60 million of non-recurring expenses, of which €12 million related to the premium paid to buy back the Euro Medium-term Notes due in 2005, the €38 million cost of the financial restructuring paid by Rhodia S.A. (of which €2 million related to the rights issue), and €10 million of costs for the financial restructuring paid by Rhodia Inc.

The consequences of this financial reorganization are presented in detail in “Liquidity and Capital Resources”, and in Note 22 to the Consolidated Financial Statements.

Other Income/(Expense) Net

In 2004, other income/(expense) represented other income of €259 million, compared to a net expense of €98 million in 2003.

This other income primarily consisted of capital gains from the sale of assets:

•

The sharp increase in the balance of income from asset disposals (before tax) was directly due to the asset disposal program, which included the sale of the food ingredients business to Danisco that produced a capital gain of €172 million, the sale of the North American specialty phosphates business to Bain Capital that produced a capital gain of €73 million, and the sale of the facilities at Aubervilliers that led to a capital gain of €25 million. Other transactions such as the withdrawal from Ying Long, an affiliated company accounted for under the equity method, produced a loss of €19 million, while the sale of the chlorine and sulfuric acid production business in the UK led to a loss of €27 million.

•

Secondly, a foreign exchange gain of €71 million was recorded in 2004 (versus €13 million in 2003) attributable primarily to the translation of Rhodia S.A.’s debt denominated in U.S. dollars.

•

Lastly, other charges consisting of losses on long-term financial assets, the costs of selling receivables, and other net charges amounted to €56 million in 2004 versus €82 million in 2003.

Income Taxes

Total income tax charges fell in 2004 to €56 million compared to €142 million in 2003. The overall tax charge in 2004 included current income tax of €63 million and deferred income tax of €7 million. Cash payments for tax in 2004 amounted to €27 million versus €46 million in 2003.

The calculation of the 2004 tax charge covered the following items:

•

A full valuation allowance on new deferred tax assets generated during the period for a total amount of €185 million, of which €85 million relates to France and €100 million mainly to the UK due to losses generated in the UK consolidated tax entity.

•

A tax provision of €19 million in the U.S. on disposals that took place in 2004.

•

The reversal of a surplus provision on French deferred tax assets established on 31 December 2003 for €29 million.

Back to Contents

Equity in Earnings (Losses) of Companies Accounted for Under the Equity Method

Equity in earnings (losses) of affiliated companies amounted to a loss of €58 million in 2004 compared to a loss of €95 million in 2003. This loss was largely due to Nylstar’s results. The joint venture that is 50% —owned by Rhodia and 50% by the Italian Company SNIA had losses in 2004 and 2003 of €67 million and €157 million, respectively. Even though trading conditions remained difficult, the reduction in losses was due to the successful implementation of the restructuring programs that were introduced. Nonetheless, Nylstar continued to suffer from weaker demand for textiles, increases in the prices of raw materials and Asian competition.

Because of the significant losses incurred over the past three years and the massive restructuring program undertaken in 2003, Nylstar is facing financial problems as a result of which its management signed a refinancing agreement with its lenders on December 3, 2004. In accordance with their commitments, Nylstar’s two shareholders converted their loans into equity for a total of €88 million (€44 million for us in proportion to our 50% ownership interest). We have announced our intention to withdraw from our European textile business. As a result, an exceptional write-down of €32 million of our equity-accounted Nylstar shares was recorded in 2004. See “Item 3. Risk Factors—Risks Related to our Business”.

Amortization of Goodwill

Amortization of goodwill was of €150 million in 2004, including an exceptional charge of €133 million, whereas in 2003 an exceptional charge of €546 million was recorded, giving a total charge of €602 million.

This information is shown in “Critical Accounting Estimates” and in greater detail in Note 5 to the Consolidated Financial Statements.

Minority Interests

The share of minority interests in net income/(loss) increased in 2004 and amounted to a loss of €9 million compared with a loss of €5 million in 2003.

Net Loss

Net loss amounted to €625 million in 2004, or a loss of €1.33 per share. In 2003, we reported a net loss of €1,351 million, or a loss of €7.53 per share. The average number of shares used to calculate the loss per share was 471,607,727 in 2004 and 179,309,188 in 2003 (weighted average number of shares outstanding).

Consolidated Operating Results in 2003 vs. 2002

The following discussion compares our Consolidated Operating Results in 2003 vs. 2002. We had previously reported the results of our current nine enterprises within four divisions, and the following discussion presents the results according to our new organization. Due to the reorganization from four divisions to nine enterprises effective January 1, 2004, it is not possible to quantify the effect per new enterprise of certain previously reported factors such as changes in scope of consolidation, exchange rates, price and volume.

Net Sales

Net sales declined 17.6% from €6,617 million in 2002 to €5,453 million in 2003. This decline reflects a number of factors: negative impacts of 8.8% from changes in our scope of consolidation (as summarized above), 7.8% from changes in exchange rates, and 1% from a decrease in sales volumes. Changes in average selling prices did not affect net sales.

Back to Contents

The tables below set forth consolidated net sales and the contributions by enterprise and geographic region for the years ended December 31, 2002 and 2003.

	December 31,
	2002	2003
	(in millions of euros, except percentages)
Consolidated net sales and contribution by enterprise
Sales	6,617	5,453
Contribution by enterprise:
HPCII	10%	11%
PPF	20%	20%
PPMC	14%	10%
RE3S	12%	13%
Polyamide	22%	25%
Acetow	7%	8%
Eco Services	3%	4%
PP&A	7%	7%
RPS	5%	5%
Others(1)	-	(3)%
Total	100%	100%

__________________________

(1)

Includes our other businesses, sales on behalf of non-Group companies and inter-enterprise sales.

	December 31,
	2002	2003
Contribution to net sales by geographic region(1)
France	10%	10%
Europe (excluding France)	39%	38%
North America	22%	24%
South America	15%	12%
Rest of the world	14%	16%
Total	100%	100%

__________________________

(1)

By destination and without taking into account inter-enterprise sales.

Due to the reorganization from four divisions to nine enterprises effective January 1, 2004, it is not possible to present the effect per new enterprise of certain previously reported factors such as changes in scope of consolidation, exchange rates, price and volume. Following is a table setting forth our estimates of the effect of changes in scope of consolidation, exchange rates, price and volume on our consolidated net sales according to each of the former four division for the years ended December 31, 2002 and 2003. The method of calculating these estimates is described under “Presentation of Financial and Other Information”.

Back to Contents

	2002 Historical Net sales	Scope of consolida- tion	Exchange rates	Volume	Price	2003 Historical Net Sales
	(in millions of euro, except for percentages)
Consumer Care & Food(1)	€2,325	+0.4%	-10.7%	+2.0%	-1.8%	€2,092
Automotive, Electronics & Fibers(1)	1,502	-0.8%	-5.3%	-1.2%	-0.5%	1,386
Industrial Care & Services(1)	1,483	-7.5%	-7.9%	+1.4%	+2.4%	1,310
Pharmaceuticals and Agrochemicals(1)	1,213	-20.7%	-6.8%	-7.3%	+0.8%	800
Other(2)	94	-	-	-	-	(135)
Total net sales	€6,617	-8.8%	-7.8%	-1.0%	-	€5,453

(1)

Before eliminating inter-division revenues.

(2)

After eliminating inter-division revenues, sales by our other businesses, including principally Rhodia-Ster, and commercial resales made on behalf of non-Group companies. Rhodia-Ster's sales are not included in our operating results for 2003 because it was sold in October 2002.

The table below shows where our current nine enterprises were organized within our former reporting structure based on four divisions to facilitate understanding the above table:

Consumer Care & Food	Automotive, Electronics & Fibers	Industrial Care & Services	Pharmaceuticals & Agrochemicals
HPCII; Acetow; PPF	Polyamide; and Electronics & Catalysis	PPMC; Silicones; Eco Services; and Rhodia Silica Systems	RPS; PP&A; and Intermediates

Home Personal Care & Industrial Ingredients (HPCII)

HPCII’s net sales declined by approximately 2.6% from €625 in 2002 to €609 million in 2003. Exchange rate fluctuations and lower prices reduced net sales more than the positive impact from volume increases and changes to the scope of consolidation. Net sales were negatively affected by the decrease in value of the U.S. dollar against the euro. As a result of general economic conditions in 2003, the consumer market experienced weak demand in all areas except Asia, particularly in the United States in the personal care segment.

Phosphorus, Phosphates and Food (PPF)

PPF’s net sales fell by approximately 17.3%, going from €1,339 million in 2002 to €1,108 million in 2003. The negative impacts from lower average selling prices and exchange rate fluctuations were greater than the positive impacts from volume growth and changes to the scope of consolidation.

Due to the importance of the phosphate technology products, which are sold principally in the U.S. market, net sales were negatively affected by the decrease in value of the U.S. dollar against the euro. Moreover, there was weak demand in consumer segments due to general economic conditions in all markets except Asia.

Phosphate technology products (mainly sold in the North American markets) suffered negative pricing from an increasingly competitive environment. Food Culture activities resisted the difficult market conditions (persistent weak demand and a strong downward pressure on prices). Finally, sales volume generated by phosphorus and derivate products increased despite the divestment of the flame retardant products business.

The positive impact of changes in the scope of consolidation is related to the integration (following an internal reorganization in 2003) of the water treatment activities within the former PPD enterprise. This internal transfer offset the divestment of the brewing and enzyme activities in December 2002 and the flame retardant products business in July 2003.

Back to Contents

Performance Products for Multifunctional Coatings (PPMC)

PPMC’s net sales went from €905 million in 2002 to €523 million in 2003, a decrease of approximately 42.2%. Changes in the scope of consolidation, exchange rate fluctuations and weaker volumes reduced net sales significantly, while price increased slightly.

Scope of consolidation was the most significant factor in reduced sales in our PPMC enterprise, as in December 2002 we sold to Bain Capital our industrial and commercial activities in Europe related to basic chemicals which include phenol, hydrochloric acid and soda ash. Lower volumes in the PPMC enterprise were due to the solvents business in Brazil, weak demand for Decorating and Coating Additives in Germany, one of the three largest markets for PPMC, as well as a return to normal competitive market conditions for the solvents business in Brazil after an exceptional year in 2002. PPMC achieved slight price increases due to indexed pricing in its Brazilian solvents business.

Rare Earth, Silicones, Silica Systems (RE3S)

RE3S’s net sales went from €793 in 2002 to €721 million in 2003, a decrease of approximately 9.1%. Lower sales prices and fluctuations in exchange rates reduced the enterprise’s net sales more than the positive impact from volume increases.

Growth in sales volume was mainly due to growth in volumes in the silica systems business, which pursued growth in its key markets, particularly tires. The sales volume of rare earths also grew in 2003, focusing on automotive pollution control (Eolys®).

RE3S experienced pricing pressure in its Silica systems business linked to a policy of promotional discounts to respond to the growing supply of tires. The silicone business was characterized by difficult market conditions, marked by a persistent weakness in demand and a strong downward pricing pressure resulting from excess supply due to significant over-capacity in Europe.

Polyamide

Polyamide’s net sales declined by approximately 6.3% in 2003, going from €1,465 million in 2002 to €1,373 million in 2003. Changes in the scope of consolidation, changes in exchange rates, lower volumes and average sales prices all caused the enterprise’s net sales to fall.

The decreases in sales volumes and average selling prices were mainly due to deterioration in market conditions for businesses related to the polyamide chain. For the third consecutive year, demand decreased in the fibers and textiles markets. In particular, demand declined in the third quarter of fiscal 2003 in the majority of our downstream markets (technical fibers, textile yarns and engineering plastics) due not only to the difficult macroeconomic environment, but also to the fact that our clients used the business slowdown during the third quarter of 2003 to reduce their overall inventory levels in accordance with normal business practice. In this depressed market, sales of the engineering plastics business declined despite its marketing and sales initiatives. Sales in the textile yarns and technical fibers & industrial yarns businesses continued to be adversely affected by competitive pressure (especially from Asian competitors) in a depressed market. The weak sales volume of the polyamide intermediates and polymers businesses, particularly during the third quarter of 2003, due to market conditions, was partially offset by an increase in sales volume in the fourth quarter. Nevertheless, the depreciation of the value of the U.S. dollar against the euro had a particularly significant impact on selling prices in the polyamide intermediates and polymers businesses and sales therefore declined despite the slight increase in volumes at year end.

Back to Contents

Acetow

The Acetow enterprise’s net sales fell by approximately 5.1% in 2003, going from €447 million in 2002 to €424 million in 2003. Fluctuations in exchange rates, principally the value of the U.S. dollar (the currency in which most our Acetow sales are denominated) against the euro (the currency in which we report earnings and have manufacturing costs), more than offset the increased sales volumes. The overall increase in sales volume in the enterprise resulted mainly from the new Acetow production line, which began operating at full capacity in the spring of 2003.

Eco Services

Eco Service’s net sales fell by approximately 1.8% in 2003, going from €217 million in 2002 to €213 million in 2003, mainly because of exchange rate fluctuations, which reduced sales more than the increase in average sales prices. The vast majority of our Eco Services sales are denominated in U.S. dollars, and when translated into euro, the currency in which we report our results, the weakening U.S. dollar has translated into lesser amount of net sales. Sales volumes remained flat. Average selling prices in local currency rose slightly due to indexed pricing.

Perfumery, Performance & Agrochemicals (PP&A)

PP&A’s net sales went from €428 million in 2002 to €366 million in 2003, a decline of approximately 14.5%. The most significant factor was the change in scope of consolidation, resulting from the disposition of our European phenol, hydrochloric acid and soda ash businesses in December 2002. Movements in exchange rates, lower volumes and average prices also reduced net sales.

Most of our PP&A markets were adversely affected by weak demand and downward pricing pressure resulting from structural changes related to competition from China for agrochemical intermediates and by a significantly unfavorable impact from currency fluctuations on exports denominated in U.S. dollars. The unfavorable conversion rate of currencies of sale other than the euro (principally the U.S. dollar and the Brazilian real) negatively impacted our reported net sales in euro. The Intermediates enterprise’s activities recorded an increase in prices in Brazil, where it has significant local market share and benefits from contracts indexed to the price of raw materials, which themselves increased.

Rhodia Pharma Solutions (RPS)

RPS’s net sales went from €360 million in 2002 to €260 million in 2003, a decline of approximately 27.8%. The pharmaceuticals industry experienced a low number of approvals from the U.S. Food and Drug Administration for the commercial launch of drugs following the adoption of a much more conservative approach on the part of the regulatory authorities. The significant reduction in volumes for Rhodia Pharma Solutions was in large part due to delays in new drug launches by pharmaceutical companies with which we have signed manufacturing contracts. Nevertheless, our new organizational structure implemented at the beginning of 2003 enabled us to enlarge our client base and should position us to benefit from a potential recovery of growth in the medium-term, particularly in the segments related to the Custom Manufacturing business of Rhodia Pharma Solutions.

Our aspirin and paracetamol markets were adversely affected by weak demand and downward pricing pressure resulting from structural changes related to competition from China and by a significantly unfavorable impact from currency fluctuations on exports denominated in U.S. dollars. Our RPS enterprise is exposed to the U.S. dollar.

Other

The “Other” Division includes our sales by other businesses: commercial resales made on behalf of non-Group companies and elimination of inter-division revenues. The decrease from €38 million in 2002 to €(144) million in 2003 was due mostly to the disposal of Rhodia-Ster in 2002.

Back to Contents

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

Depreciation and amortization

Depreciation and amortization increased by 17.2% to €524 million in 2003 from €447 million in 2002. In 2003, we recorded tangible and intangible asset impairment (excluding goodwill) of €136 million, of which €109 million is due to the reevaluation of the carrying value of our tangible and other intangible assets conducted in the fourth quarter of 2003, as described above. The €109 million of impairment charges (relating to tangible assets and other intangible assets) related to RPS for €33 million, to PPF for €11 million, to the former Speciality Phosphates business for €55 million and to other enterprises for €10 million.

Changes in the scope of consolidation and changes in exchange rates had negative impacts of 10% and 7%, respectively, on our depreciation and amortization expense.

Restructuring charges and environmental costs

Restructuring and environmental costs increased from €25 million in 2002 to €71 million in 2003, principally due to the effects of new restructuring programs implemented in 2003. In 2003, new restructuring measures consisted of €73 million and corresponded mainly to: (a) industrial restructuring plans, principally at the HPCII reporting unit (€12 million) corresponding to the closure of the Rouen tri-polyphosphate (“STPP”) production unit, the RPS reporting unit (€4 million) corresponding to industrial productivity at the Holmes Chapel, Dudley and Annan sites, and the PPA and PPF reporting units at the St. Fons site in France (€6 million); (b) retirement costs (€2 million), in particular at the PPA and Polyamide reporting units; (c) productivity plans at the various service functions (engineering, financing,

Back to Contents

human resources, etc.) and at Corporate staff for a total of €24 million; and (d) other restructuring plans totaling €16 million in Europe, €6 million in North America, €2 million in Latin America and €1 million in Asia principally concerning improvements in industrial productivity and administrative measures. Environmental costs remained stable.

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

The table below sets forth our operating income by Division for the years ended December 31, 2002 and 2003:

	Operating income
	2002	2003
	(In millions of euros)
HPCII	€61	€42
PPF	65	(70)
PPMC	27	(1)
RE3S	34	(3)
Polyamide	149	55
Acetow	83	72
Eco Services	75	44
PP&A	25	(11)
RPS	(22)	(109)
Other	(146)	(178)
Total	€351	€(159)

Home Personal Care & Industrial Ingredients (HPCII)

HPCII’s operating income decreased from €61 million in 2002 to €42 million in 2003, a decrease of approximately 31.1%. The operating margin (operating income as a percentage of sales) of our HPCII enterprise decreased from 9.8% in 2002 to 7.6% in 2003. Operating income benefited from higher volumes, which were more than offset by the negative impact of exchange rate variation and increases in raw material prices, which were not entirely offset by price increases.

Phosphorus, Phosphates and Food (PPF)

PPF registered an operating loss of €(70) million in 2003 compared to operating income of €65 million in 2002. This decline was due in part to accelerated depreciation of tangible and intangible assets and depreciation of other assets. Our operating income was also negatively impacted by changes in the scope of consolidation, increases in the cost of raw materials, changes in exchange rates and a decline in average selling prices. Furthermore, restructuring charges increased. These negative effects were partially offset by the effect of increased sales volumes and lower fixed costs.

Operating income in our phosphorus and phosphate businesses are sensitive to changes in raw materials prices (in particular, sulfur, which we use in our phosphate business) and in energy costs. In the second quarter of 2003, the cost of raw materials increased considerably due in part to a decrease in supply as a result of geopolitical

Back to Contents

events including the situation in Iraq. Raw materials prices were also affected by structural growth of demand in China. Efforts implemented to pass on the increased costs to end customers have not yet compensated the increased raw material cost due to deteriorating competitive conditions in 2003. In an effort to improve competitiveness, phosphate technology businesses modified their product lines to include products with lower margins. Productivity programs were implemented to reduce fixed costs.

The negative impact of higher raw material costs on the PPF enterprise, while present during the first two quarters of 2003, was especially pronounced in the third and fourth quarters of 2003 due to the increase in raw materials costs in China, a phosphorous producing region. We now consider this increase in raw materials costs to be structural, and its impact on the production costs of certain of our product lines is thus expected to continue.

Performance Products for Multifunctional Coatings (PPMC)

PPMC’s operating income decreased from €27 million in 2002 to an operating loss of €(1) million in 2003. Our PPMC enterprise was hard hit by higher raw material prices (€35 million), particularly in Brazil, where our solvents business is located, and by a decline in sales volumes (€2 million). These negative factors were only partially offset by higher average selling prices (€22 million), due particularly to an increase of indexed selling prices by our Brazilian solvents business.

Rare Earth, Silicones, Silica Systems (RE3S)

RE3S enterprise operating income decreased from €34 million in operating income in 2002 to an operating loss of €(3) million in 2003. The decline was triggered by raw material price increases and the negative impact of changes in exchange rates, partially offset by higher average selling prices.

The Silicones business continued to suffer from oversupply and highly competitive pricing. Average prices in this sector declined by €15 million, only marginally offset by an increase in sales volume (€3 million). Raw materials prices increased by €7 million, due primarily to methanol and platinum price increases, which we could not pass on in our selling prices. Rhodia Silica Systems suffered from an increase in raw material and energy prices (€5 million) but was not able to increase selling prices proportionately. The increase in sales volume (€5 million) and higher average selling prices (€1 million) helped Rhodia Silica Systems mitigate the negative impact of higher raw material prices.

Polyamide

In 2003, Polyamide’s operating income amounted to €55 million, a decrease from operating income of €149 million reported in 2002. Operating margin (operating income as a percentage of revenues) decreased from 10.2% in 2002 to 4.0% in 2003. Factors contributing to this decrease were increases in raw material prices, lower sales volumes, lower selling prices, changes in the scope of consolidation and changes in exchange rates. In addition, restructuring charges were incurred. Raw materials price increases, which most significantly affected the Polyamide Intermediates business, are mainly due to our dependence on petrochemical raw materials (butadiene and cyclohexane), the prices of which reached high levels during the third quarter of 2003. Our efforts to pass on increased selling prices to customers were not sufficient to offset the higher raw materials prices. Furthermore, the depreciation of the U.S. dollar against the euro had a negative impact on our average selling prices, which affected us particularly in our Polyamide Intermediates and Polymers businesses. These businesses were particularly affected because their production bases are located in Europe while their exports are denominated primarily in U.S. dollars.

Acetow

Acetow’s operating income in 2003 amounted to €72 million in 2003, a decrease of 13.3% from €83 million registered in 2002. The depreciation of the U.S. dollar against the euro had a negative impact on average selling prices, the majority of whose sales are denominated in U.S. dollars. Growth in volume did not offset these negative factors.

Back to Contents

Eco Services

Eco Services had operating income of €44 million in 2003, decreasing from €75 million in 2002, a decline of 41.3%. The most significant factor in Eco Services’ deteriorating operating income was the depreciation of the U.S. dollar, the currency of the vast majority of its sales, into euro. Eco Services also suffered from increased raw materials, but was able to pass along some of the increase to customers by indexing its prices to sulfur and gas prices.

Perfumery, Performance & Agro (PP&A)

PP&A’s operating loss in 2003 amounted to €(11) million, after recording €25 million in operating income in 2002. Negative operating margins occurred because of changes in exchange rates, raw material prices and lower sales volumes. These adverse conditions were only partially offset by an increase in average selling prices.

Our PP&A markets were affected by structural changes arising from increased competition from Asia for agrochemical intermediates. The negative effect of changes in exchange rates accentuated strong competition in U.S. dollar markets. This impact was partially offset by an increase in average selling prices, and a decrease in fixed costs due to the restructuring of French sites in 2002.

Rhodia Pharma Solutions (RPS)

RPS’s operating loss increased from a loss of €(22) million in 2002 to a loss of €(109) million in 2003. This decline was due in part to accelerated depreciation of tangible assets, changes in the scope of consolidation, exchange rates, raw material price increases (primarily energy costs and European phenol prices) and lower sales volumes. RPS suffered from structural changes arising from increased competition from Asia for aspirin and paracetamol. The decline in sales volume is attributable largely to delayed drug launches resulting from a new, more conservative approach by the U.S. Food and Drug Administration, which explains the major portion of losses for RPA in the pharmaceutical market. This impact was partially offset by an increase in average selling prices, due primarily to the sale of intermediates businesses including pheon (indexed against benzene), and a drop in fixed costs due to the restructuring initiated in 2002 at RPS sites in the United Kingdom and in the United States.

Other businesses

Our operating losses from other activities increased to €(178) million in 2003 from €(146) million in 2002. Other activities consist primarily of corporate charges, including centralized research and development costs that are considered “long-term” and thus not allocated to specific enterprises, and sale and leaseback transactions.

Financial Expense—Net

Financial expense—net increased to €250 million in 2003 compared with €123 million in 2002. This substantial increase is primarily due to our €1 billion high yield note offering, as well as a €68 million provision corresponding to the make-whole payment due under the 2002 U.S. Private Placement of approximately $84 million. The average cost of our debt (the ratio of net financial expense to average debt, excluding the above-referenced make-whole payment) increased from 5.2% in 2002 to 7.7% in 2003.

Other Income/(Expense)—Net

Other income/(expense)—net represented a net expense of €98 million in 2003 compared with a net expense of €72 million in 2002. In 2003, we reported a net loss of €31 million from asset disposals due primarily to an adjustment in the sale price of Rhodia-Ster in 2002 (€13 million) and the sale of Teris LLC (€7 million) compared to a net loss of €34 million during 2002. Losses from financial assets were €12 million in 2002 and €30 million in 2003 and resulted primarily in 2003 from the debt forgiveness related to the previously divested polyester business. In addition, we recorded a provision of €16 million for a settlement agreement entered into by one of our subsidiaries on January 14, 2004. Under the terms of the settlement agreement, our subsidiary acknowledged the violation of

Back to Contents

certain waste treatment provisions of the U.S. Federal Resource Conservation and Recovery Act at the former phosphorus manufacturing plant in Silver Bow (Montana). See “Item 8. Financial Information—Legal Proceedings” for more information relating to this matter.

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

Equity in Earnings (Losses) of Companies Accounted for Under the Equity Method

Equity in earnings (losses) of affiliated companies amounted to a loss of €95 million in 2003 compared to a loss of €38 million in 2002. Losses attributable to Nylstar were €82 million, due to operating losses, as well as €27 million from accelerated depreciation of assets. Nylstar’s losses were due to the decline in demand, increase in raw material prices, the inability to pass along these increases to end customers and an industrial restructuring plan implemented by Nylstar in response to the persistent difficulties it faced in the textile markets. We contributed €45 million to Nylstar’s share capital in 2003. In addition, shareholder loans to Nylstar outstanding as of December 31, 2003 (of which our share was €20 million) were converted into shares upon Nylstar’s bank refinancing. Additionally, our share in Butachimie’s tax expenses amounted to €4 million.

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

Liquidity and Capital Resources

From time to time in this section, we discuss EBITDA (“earnings before interest, tax, depreciation and amortization”) and EBITDAR (“earnings before interest, tax, depreciation, amortization and rental payments”). EBITDA and EBITDAR are not measures of performance under U.S. GAAP or French GAAP and should not be considered as an alternative to (a) operating income or net income as a measure of our operating performance,(b) cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or (c) any other measure of performance under U.S. GAAP or French GAAP. Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income

Back to Contents

statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Debt Refinancing

As a result of our refinancing and the new resources raised since the start of the year through our €471 million capital increase, the RFA €565 million syndicated credit facility, our €700 million high-yield note issue and net proceeds of €773 million from asset disposals, we believe that our liquidity needs will be met over the medium-term.

Nonetheless, we will continue to have significant liquidity needs in the medium-term that we will not be able to meet without recourse to external financing. In March 2006, the RFA syndicated credit facility will reach maturity. The refinancing of the RFA is currently being negotiated and we expect it will be on favorable terms. Also in March 2006, the €300 million EMTN issue will reach maturity and the refinancing on February 14, 2005 is discussed in Note 31 to the Consolidated Financial Statements.

Although there are no factors at present that allow the Group to take a firm view of the refinancing terms for the RFA syndicated credit facility, we believe that we are in a good position to renew these resources either in 2005 or 2006 as a result of the measures we have already announced and the various restructuring plans currently under way. Nonetheless, we will remain dependent on our ability to generate positive operating cash flows and on certain key external factors (the prices of raw materials and exchange rates) that may significantly influence our financial and operating situation.

Capital Increase

On May 7, 2004, we issued 448,272,970 new shares with preferential subscription rights for a gross sum of €471 million. The preferential subscription rights allowed existing shareholders to subscribe to five new shares for each two existing shares they held at a per-share price of €1.05. Aventis, a Rhodia shareholder that on April 6, 2004 owned 27,460,052 of the Company’s shares, or 15.3% of the capital, subscribed to the issue in proportion to its ownership interest.

Refinancing Facilities Agreement

On March 31, 2004, we completed arrangements (for our own account and those of certain subsidiaries, including Rhodia Inc.) for a syndicated secured multicurrency revolving credit facility for a maximum amount of €639 million (the “Refinancing Facilities Agreement” or “RFA”) in order to replace the confirmed bilateral and syndicated credit lines obtained under the Secured Coordination Agreement (SCA), which has been repaid in full. On May 14, 2004, we drew down €563 million in order to repay our existing debt. The interest rate applicable to the sums borrowed under the RFA corresponds to the applicable spread plus Euribor, Libor, or Pibor (depending on the currency of the loan). Upon the initial draw-down, we paid a 1% fee on the total commitment under the RFA. We will also pay a commitment fee equivalent to 45% of the applicable margin. Lastly, on May 14, 2004, we repaid 5% of our credit facilities other than those refinanced by the RFA.

We together with and Rhodia Inc. have agreed to provide security interests under the terms of the RFA.

Under the terms of an agreement between creditors and an agreement between creditors for sharing security, the RFA creditor banks and the lessors of French capital lease agreements (collectively the “Guaranteed Creditors”) have agreed to share the proceeds from any security that is settled. The agreement governs the relationship between the Guaranteed Creditors concerning the process of settling securities and sharing the resulting proceeds. The agreement also covers the appointment of a security agent and its powers and responsibilities towards the Guaranteed Creditors.

Back to Contents

Under the terms of a subordination agreement, we have agreed to subordinate the repayment of certain debts of our subsidiaries to the repayment of the debt to the Guaranteed Creditors. We will continue to repay our subsidiaries’ loans according to their due dates so long as there is no default in relation to our financial covenants.

The RFA contains the following covenants that we will be required to meet at the dates shown below:

	Consolidated net indebtedness/adjusted EBITDAR	EBITDAR/Net financial expenses	Consolidated net indebtedness	Actual restructuring costs/Budgeted restructuring costs
12/31/04	9.0: 1.0	1.20: 1.0	€3.35 billion	115%
03/31/05	7.6: 1.0	1.35: 1.0	€3.35 billion	—
06/30/05	6.4: 1.0	1.60: 1.0	€3.25 billion	120%
09/30/05	6.0: 1.0	1.80: 1.0	€3.25 billion	—
12/31/05	5.7: 1.0	2.00: 1.0	€3.25 billion	130%

Consolidated net indebtedness as defined in the RFA includes long-term borrowings, bank overdrafts, the current portion of long-term borrowings, guarantees given us with respect to the debt of third parties, joint ventures and unconsolidated subsidiaries, amounts outstanding under its asset securitization programs, the residual liability relating to capital leases and short-term borrowings, less total available cash, short-term deposits and marketable securities.

Adjusted EBITDAR corresponds to the EBITDAR of us and each related subsidiary adjusted for changes in the scope of consolidation. A related subsidiary is an unconsolidated subsidiary or joint venture entity in which we hold or control at least 20% of the capital and voting rights, and for whose long-term borrowings a guarantee, indemnity, or similar assurance has been given. EBITDAR includes operating income (before restructuring costs and after the cash impact of provisions other than restructuring provisions) plus depreciation and amortization of tangible and intangible fixed assets for the period and the aggregate amount of any lease payments.

Net financial expense is defined as the aggregate amount of interest on long-term borrowings and financing operations after capitalization of financial expenses, less interest income from financial assets.

Our ability to draw down amounts under the RFA is subject to meeting the following covenants: Consolidated net debt/adjusted EBITDAR, EBITDAR/net financial expense, and the absolute level of consolidated net debt. At and prior to December 31, 2004, we were in compliance with all the applicable covenants.

The RFA lays down certain scenarios in which early repayment would be required. Among these is a change of control or the adoption of a break-up or liquidation plan for the Company.

In certain instances in which early repayment would be required, each creditor bank that is a party to the RFA can demand the early repayment and cancellation of the financing it has granted us and our subsidiaries. The scenarios cover in particular a change of control of the Company or adoption of a liquidation or break-up plan for the Company.

In addition, the following sums have to be used for the mandatory repayment and cancellation of the syndicated credit facility: 50% of the net proceeds of the asset disposal program above €850 million; 25% of the net proceeds of any capital increase; and 50% of any issue carried out in capital markets by us or one of our subsidiaries. The application of these rules led to the reduction of the maximum amount available at the end of 2004 under the RFA from €639 million to €565 million.

Back to Contents

€1 Billion Private Placement of High Yield Notes

On May 28, 2003, we issued approximately €1 billion of high yield notes through a private placement to international institutional investors.

The high yield notes consist of four tranches:

•

€200 million aggregate principal amount of 8% Senior Notes due June 1, 2010;

•

$200 million aggregate principal amount of 7.625% Senior Notes due June 1, 2010;

•

€300 million aggregate principal amount of 9.25% Senior Subordinated Notes due June 1, 2011; and

•

$385 million aggregate principal amount of 8.875% Senior Subordinated Notes due June 1, 2011.

Interest on the high yield notes is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2003.

The Senior Notes are unsecured and rank pari passu in right of payment with all of our existing and future unsecured senior debt. The Senior Subordinated Notes are unsecured and also rank pari passu with our other Senior Subordinated Notes.

The indentures governing the high yield notes contain restrictive covenants with which we, and our subsidiaries, must comply. These include restrictions on our ability to incur additional indebtedness, guarantee debt, create certain liens, enter into certain sale and leaseback transactions, pay dividends and make other distributions, make certain investments, use the proceeds from asset sales, and merge or consolidate.

We have the right to prepay all or some of the high yield notes issued in 2003 after June 1, 2007. In addition, at any time prior to June 1, 2006, we may, redeem up to 35% of each Note tranche with the net proceeds of one or several equity offerings on any one or more occasions. Each Note tranche may be repaid in full at any time as a result of any changes to tax regulations. Furthermore, if a change of control occurs, each high yield note holder can require us to repurchase all or part of its Notes.

On February 14, 2005, we issued €500 million of 8% Senior Notes due June 1, 2010. See Note 31 to the Consolidated Financial Statements.

€700 Million Private Placement of High Yield Notes

On May 17, 2004, we issued approximately €700 million of high yield notes through a private placement to international institutional investors. The high yield notes consisted of two tranches:

•

$647.5 million aggregate principal amount of 10.25% Senior Notes due on June 1, 2010; and

•

€181 million aggregate principal amount of 10.50% Senior Notes due on June 1, 2010.

•

Interest is due on a semi-annual basis on June 1 and December 1 of each year as from December 1, 2004.

The Senior Notes are unsecured and rank pari passu in right of payment with all of our existing and future unsecured debt and rank senior to the Senior Subordinated Notes issued in May 2003 and to other subordinated borrowings.

Back to Contents

We requested a suspension of the early repayment clause in the RFA that requires that 50% of the net proceeds of any issue carried out in the capital markets by us or one of our subsidiaries should be used for the mandatory repayment and cancellation of the syndicated credit facility. Suspension of this clause enabled us to keep the first €350 million of the proceeds from the issue of Notes and only use 50% of the net proceeds above €350 million to pay back the syndicated credit facility. In particular, suspension of this clause enabled us to prepay €451 million of Euro Medium-term Notes due in May 2005.

The Notes carry restrictive clauses that apply to us and/or our subsidiaries. The clauses in particular limit our freedom and that some of our subsidiaries to take on new debt, guarantee debt, grant security, or carry out sale and leaseback operations, and, in the case of Rhodia alone, pay dividends or carry out other distributions, make certain types of investment, use the proceeds from selling shares, or merge with another company.

We may, at any time before June 1, 2007, on one or more occasions, repay up to 35% of each tranche of the Notes issued in 2004 with the net proceeds of one or several capital issues. Each tranche of the Notes can also be repaid in full at any time if certain changes occur in tax regulations. In addition, if a change of control occurs, each noteholder can require us to repurchase all or part of its Notes.

Capital Leases

We are a party to several capital lease contracts.

As part of the refinancing agreements, we have renegotiated some of our capital leases in order to give lessors the benefit of certain terms and conditions negotiated as part of the SCA and then the RFA. The main terms and conditions that have been renegotiated concern, in particular, the alignment of margins, harmonization of covenants, and the sharing of securities granted.

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

On February 12, 2004, we amended the agreement again, as we would not have been in a position to comply with the financial covenants as of the date of publication of our Annual Report for the year ended December 31, 2003. Under the amended agreement, we repaid 50% of the outstanding principal amount of the Notes, or $145 million, in February 2004, and repaid the balance in May, 2004. Each principal repayment payment also includes interest and a “make-whole” amount for early prepayment under the agreement. We recorded a provision of €68 million to cover the “make-whole” payment. The final amount of these penalties was $77 million.

Back to Contents

Securitization Programs

Rhodia has another source of financing that consists of selling certain uncollected trade receivables on a monthly or quarterly basis. Certain Group companies sell their uncollected trade receivables under multi-year asset securitization agreements entered into with various banks. Under the terms of these agreements, the receivables can be sold on a non-recourse basis to qualifying special purpose entities (QSPEs) or directly to banks and are settled against cash payments or undivided interests in these funds. The QSPEs then sell the interests they purchased in those receivables though commercial paper conduits. The balance is then paid to Rhodia once the receivables have been collected, generally within three months after their sale. These QSPEs consist of defined pools of receivables over which Rhodia, after studying the criteria for decision-making power defined in the new French accounting regulations, does not believe it exerts control, and so these QSPEs are not consolidated.

At December 31, 2004, the amount of uncollected trade receivables sold by Group companies was approximately €466 million, for which Rhodia had received cash payments of approximately €334 million.

The main reason for the drop in the amounts sold and financed at the end of December 2004 compared to the end of December 2003 was the contraction in the scope of consolidation resulting from the asset disposals carried out in 2004.

On December 21, 2004, Rhodia signed an agreement with Calyon for a five-year, pan-European securitization program. This new program that replaces existing programs will be introduced in two stages from January 2005. A first tranche covering Group subsidiaries located in France, Spain, Germany, and the UK is for a maximum amount of financing of €230 million and £30 million. It may be supplemented by a second tranche that will be put in place during the first half of 2005 covering Group subsidiaries in Italy and Switzerland for a maximum amount of financing of €25 million.

This program does not carry covenants based on Rhodia’s financial performance, which if not met would trigger early repayment. It does, however, contain a cross-acceleration clause in the event of accelerated repayment being demanded under the RFA facility or any other Rhodia S.A. financing arrangement for a sum of over €10 million as well as settlement of the securities provided by Rhodia as guarantees for RFA or any other financing arrangement for a sum of over €10 million.

Commercial Paper Programs

We have two commercial paper programs:

•

a French program that allows for the issuance of up to a maximum of €700 million of Short-term Notes and €250 million of Medium-term Notes; and

•

a Belgian program that allows for the issuance of up to a maximum of €250 million of Short-term Notes.

In the past, these commercial paper programs were an important source of financing for our Company. However, this source of liquidity has been significantly reduced as a result of our financial condition. As of December 31, 2003, we had €18 million of commercial paper outstanding and as of December 31, 2004, we had €13 million outstanding. We do not know if or when we will be able to access the commercial paper market in the future.

EMTN Program

We established a Euro Medium Term Note (EMTN) program on May 25, 2000. Under the terms of this program, as amended, we have the ability to issue fixed or floating rate Notes in an aggregate amount of up to €1.8

Back to Contents

billion. The Notes issued under this program are unsecured, unsubordinated obligations that rank pari passu with our other indebtedness.

Rhodia had issued two tranches under of the EMTN program totalling €800 million. At December 31, 2004, the remaining outstanding amount of these borrowings was €349 million, which consisted of:

•

a tranche of €49 million consisting of Notes with an interest rate of 6.25% due May 2005; and

•

a tranche of €300 million consisting of Notes with an interest rate of 6% due March 2006.

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

In June 2004, we made a public offer to buy back the 2005 maturity of Notes issued under the EMTN program. The total of the Notes bought back amounted to €451 million. This buy-back involved payment of an early repayment premium equivalent to 2.5% of the nominal value of the Notes, or €11 million.

We repurchased 82% of our EMTN Notes due in 2006 with the proceeds of the high yield debt issue carried out in February 2005.

Uncommitted Credit Facilities

We and our subsidiaries have entered into a number of uncommitted facilities and overdraft authorizations with various financial institutions. The majority of these facilities exist to finance working capital needs and for general corporate purposes. These facilities do not typically have a specified maturity and the lenders may generally cancel theses facilities upon relatively short-term notice. The total amount of such facilities available at December 31, 2004 was €189 million.

Guarantees

We have entered into letters of credit and bank guarantees, including guarantees of the indebtedness of certain of our consolidated and non-consolidated companies. As of December 31, 2004, the total amount of our guarantees with respect to non-consolidated companies was €38 million. Certain of these guarantees require us to comply with certain financial ratios.

Consolidated Statements of Cash Flows

Net Cash Provided (Used) by Operating Activities

Net cash used for operating activities was €150 million in 2004, whereas net cash provided by operating activities in 2003 was €11 million and €506 million in 2002. The need for additional resources was due to the marked drop in cash flow from operations from €146 million in 2003 to €22 million in 2004 and the negative impact on cash of €78 million from selling trade receivables in 2004, whereas the impact was zero in 2003. This increase occurred despite the reduction in working capital requirements that went from a negative change of €173 million in 2003 to a negative change of €94 million in 2004, mainly due to the reductions in operating assets and liabilities and a decline in the need for trade-receivable financing.

Back to Contents

This drop in our operating cash was due to a combination of structural factors and factors specific to us. The structural factors were connected with the specialty chemicals industry and the world economy and included the rise in the prices of raw materials and the appreciation of the euro against the U.S. dollar. The factors specific to the Group included the costs of restructuring and increased financial expense.

Net Cash Used by Investing Activities

Net cash provided by investing activities was a positive €318 million in 2004 compared to a net use of cash of €356 million in 2003 and €60 million in 2002. The main factors that explain this difference were:

•

A reduction in acquisitions of tangible assets, which went from €233 million in 2003 to €199 million in 2004, which was in line with previously announced plans.

•

The fact that other investments mainly concerned expenditure on: 1) intangible assets connected with operations such as software, patent licenses, and 2) other investments connected with the Group’s overall development or the need to meet particular operational challenges, such as the acquisition of Chloralp, and that increased to €81 million in 2004 from €42 million in 2003.

•

Proceeds from the disposal of assets rose to €652 million in 2004, as compared to €92 million in 2003. Asset disposals mainly consisted of the divestments of businesses described in the section above on asset disposals.

•

Short-term loans and investments fell by €119 million, going from €173 million lent or invested in 2003 to €54 million lent or invested in 2004. In 2004, this investment flow was mainly due to the consolidation of the debt of Primester, a 50%-owned joint venture that received funds from us because of the setting up of the loans under the RFA that, in turn, were lent to affiliated companies (mainly Primester) in accordance with the terms of the RFA.

Net Cash Provided (Used) by Financing Activities

Net cash provided (used) by financing activities comes primarily from changes in short-term and long-term borrowing.

•

Net cash used of €350 million can be explained principally by the effects of our refinancing plan in 2004 (see “– Resources”). This compares with net cash of €722 million provided by financing activities in 2003.

Consolidated Balance Sheet

Operating Working Capital

Our operating working capital (defined as accounts receivable, before the impact of sales of receivables under our securitization program, plus inventories, less accounts payable) was €607 million on December 31, 2004 compared to €776 million on December 31, 2003, representing a decrease of 22.0%. This decline is due principally to the decrease in net sales of 17.6% between 2002 and 2003. As of December 31, 2004 our ratio of operating working capital to net sales decreased from 14.1% in 2003 to 12.6% for the same period in 2004, primarily as a result of a seasonal decline in accounts receivable combined with an aggressive policy of monitoring and reducing overdue payments and keeping inventories down.

Back to Contents

Short-term Provisions and Other Liabilities

Short-term provisions on December 31, 2004 amounted to €316 million and included the short-term portion of pension provisions amounting to €51 million, the short-term portion of provisions for deferred tax amounting to €14 million, and the short-term portion of restructuring provisions (including redundancy, closure and environmental costs) totaling €170 million, together with the short-term portion of provisions for environmental costs at active manufacturing sites amounting to €16 million and, lastly, other liabilities that totaled €66 million.

Consolidated Net Debt

As of December 31, 2004, our long-term borrowings (including capital lease obligations) amounted to €2,210 million compared to €1,886 million on December 31, 2003. Its short-term debt (short-term borrowings and the current portion of long-term borrowings) amounted to €321 million versus €1,447 million on December 31, 2003. Cash, cash equivalents and marketable securities totaled €602 million versus €776 million on December 31, 2003.

Our consolidated net debt (defined as long-term debt plus short-term borrowings and the current portion of long-term debt, less cash and cash equivalents and marketable securities) fell by €638 million and on December 31, 2004 stood at €1,929 million compared to €2,567 million on December 31, 2003. This decline in consolidated net debt was principally due to: (i) the net proceeds of €446 million from the issue of new shares; and (ii) the net proceeds of €652 million from asset disposals. These items were partly offset by: (i) net cash used by operating activities of €150 million, including a €78 million decline from the asset securitization programs; (ii) acquisitions of tangible assets of €199 million; (iii) the €94 million cost of refinancing; and (iv) the penalty of €63 million for the $290 million early repayment of the U.S. private placement, called the “make whole payment”.

Provisions and Other Long-term Liabilities

Long-term contingency reserves amounted to €962 million as of December 31, 2004. These reserves include primarily reserves for pension and retirement expenses of €515 million, a provision for deferred taxes of €128 million, a restructuring charges provision of €117 million (including provisions for redundancy, plant closures and environmental costs), a provision for environmental costs at active manufacturing sites of €52 million and other provisions of €150 million. Other long-term liabilities amounted to €66 million.

Stockholders’ Equity and Minority Interests

Stockholders’ equity including minority interests was €93 million as of December 31, 2004, a decline of €182 million compared to the €275 million recorded as of December 31, 2003.

This decline is due primarily to the net loss of €625 million for 2004, including:

•

restructuring provisions of €163 million (of which €153 million was for new measures) and an environmental provision of €69 million, impairment losses on certain tangible and financial assets and goodwill amounting to €133 million, €32 million, and €150 million, respectively, as described above in “Operating expenses—Depreciation and amortization”, “Equity in Earnings (Losses) of Companies Accounted for Under the Equity Method”, and “Amortization of Goodwill”;

•

the issue of 448,272,970 new shares on May 7, 2004 for €471 million less the portion of issuance costs allocated to the premium of €22 million; and

•

a negative translation adjustment amounting to €6 million (mainly because of the depreciation of the U.S. dollar against the euro).

Back to Contents

Commitments

The table below sets forth gross financial debt, capital lease obligations, operating leases and purchase obligations and other long-term liabilities as of December 31, 2004, as well as the maturity/payment schedules for each of these items. See Notes 20 and 25 to the Consolidated Financial Statements.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (exclusive of capital lease obligations)(1)(2)	2,338	288	436	4	1,610
Capital lease obligations(1)(2)	193	33	97	63	-
Operating lease obligations(1)	116	23	29	25	39
Purchase obligations(3):
Raw materials and services	1,850	673	771	191	215
Energy (electricity, gas, steam)	636	215	247	82	92
Total purchase obligations	2,486	888	1,018	273	307
Other long-term liabilities(1)(2):
Pension and retirement	566	51	55	60	400
Deferred income taxes	142	14	48	33	47
Restructuring	287	170	49	19	49
Environmental	67	15	15	8	29
Other	282	66	40	12	164
Total other long-term liabilities	1,344	316	207	132	689
Total contractual obligations	6,477	1,548	1,787	497	2,645

(1)

Includes the short-term portion of these liabilities.

(2)

Included on Rhodia’s Consolidated Balance Sheet.

(3)

We have various purchase obligations for raw materials, energy and services incident to the ordinary course of business. Management believes that these obligations generally are not in excess of current market prices and reflect normal business operations. If an obligation is in excess of current market prices, a provision is recorded. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the entity that specifies all significant terms, including: fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The table below sets forth the components of our gross financial debt and related maturities.

As of December 31, 2004 (in € millions)	Amount	Maturity
EMTN	49	05/31/2005
EMTN	300	03/26/2006
$ Senior Notes	147	06/01/2010
€ Senior Notes	200	06/01/2010
$ Subordinated Notes	283	06/01/2011
€ Subordinated Notes	300	06/01/2011
$ Senior Notes	475	06/01/2010
€ Senior Notes	181	06/01/2010
Other bonds	32	2006-2016
Revolving syndicated credit facility and bilateral credit facilities	317	2005-2007
Commercial paper	13	1-3 months
Capital lease obligations	193	2005-2009
Other	41	2005-2016
TOTAL	2,531

At December 31, 2004, the net present value of total future minimum lease payments (at an assumed discount rate of 6%) was €94 million. Operating leases are payments in relation to the leasing of movable equipment, such as barges and rail cars, the sale-leaseback of real estate and the rental of office buildings.

Back to Contents

Off-balance Sheet and Other Commitments

Sale of the North American Specialty Phosphates Business

In connection with the sale of this business, Rhodia agreed to confirm the terms of an existing contract in which it supplies sulfuric acid through 2018. Since the prices are below market, this contract is considered an onerous contract and we recorded a provision at December 31, 2004. This provision covers the present value of expected losses on this contract over the next five years, as reasonable estimates beyond this time horizon are not available. Depending on sulfur prices and volume requirements to fulfill this contract, this estimate may require future revisions.

Sales of Phenol, HCl and Soda Ash

We sold the phenol, HCl (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% interest in the new group.

As part of the sale, we granted an interest-bearing vendor-credit for a total of €22 million in principal. Repayment is subordinated to the repayment of the new group’s bank debt relating to the acquisition.

The HCl product and test run guarantees have been satisfied. However, certain other guarantees remain:

•

a guarantee was granted to the purchaser in respect of HCl Removal Services for an amount of €5 million for one year, declining to €4 million in the following four years in order to guarantee the supply of HCl by us. This guarantee depends only on factors controlled by Rhodia; and

•

purchase price adjustments in our favor of Rhodia, limited to €7 million, based on the contribution of the HCl activity within the new group. As this clause has no time limit, we are confident that it may benefit from this adjustment.

This sale was also accompanied by the usual guarantees related to accounting, tax and employee matters.

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

From time to time, we guarantee the obligations of our joint ventures and other non-consolidated companies. Guarantees of debt of joint ventures amounted to €30 million as of December 31, 2004, compared with €146 million as of December 31, 2003. The decrease in 2004 was due principally to us lending directly to Primester. Guarantees of indebtedness of other non-consolidated companies amounted to €8 million at December 31, 2004, compared with €27 million at December 31, 2003. See Note 25 to the Consolidated Financial Statements.

Back to Contents

Net Income and Stockholders’ Equity under U.S. GAAP

The following table summarizes net sales, operating income/(loss), net income/(loss) and stockholders’ equity under French GAAP (as restated—see Notes 1 and 32.1(g) to the Consolidated Financial Statements) and U.S. GAAP for the three years ended December 31, 2004, as well as an explanation of the principal differences. A reconciliation to U.S. GAAP is provided in Note 32 to the Consolidated Financial Statements.

	2002	2003	2004
	(€ millions)
Net sales:
French GAAP	6,617	5,453	5,281
U.S. GAAP	5,078	4,626	4,833
Operating income/(loss):
French GAAP	351	(159)	(348)
U.S. GAAP	167	(663)	(630)
Net income/(loss):
French GAAP	34	(1,369)	(625)
U.S. GAAP:
Income/(loss) from continuing operations	24	(1,200)	(901)
Income/(loss) from discontinued operations	52	(255)	136
Net income/(loss)	76	(1,455)	(765)
Shareholders’ equity:
French GAAP	1,855	252	70
U.S. GAAP	1,457	(223)	(578)

The differences in net sales in 2002, 2003 and 2004 of €1,539 million, €827 million and €448 million respectively, are the result of applying FAS 144, which requires that a disposal of a business that has been sold during 2002, 2003 and 2004 or is classified as held for sale at December 31, 2004, that qualifies as a component of an entity be accounted for as a discontinued operation under U.S. GAAP. See Note 32.2(f) to the Consolidated Financial Statements.

Differences in operating income/(loss) in 2002, 2003 and 2004 of €(184) million, €(504) million and €(282) million, respectively, reflect the following:

•

Differences in operating income/(loss) in 2002, 2003 and 2004 of €(134) million, €(4) million and €9 million, respectively, are the result of applying FAS 144 for the accounting of discontinued operations for U.S. GAAP.

•

Differences in operating income/(loss) in 2003 and 2004 of €(416) million and €(92) million, respectively, result from including goodwill impairments in 2003 and 2004 in operating income/(loss) for U.S. GAAP.

•

Differences in operating income/(loss) in 2004 of €(40) million result from additional long-lived asset impairments in 2004 for U.S. GAAP.

•

Differences in operating income/(loss) in 2002, 2003 and 2004 of €(43) million, €(52) million and €(44) million, respectively, are the result of including the loss on the sales of receivables and other income/(expense) in operating income for U.S. GAAP.

•

The effect on operating income/(loss) from recording indemnification payments received or receivable from Aventis as an environmental expense as incurred in accordance with U.S. GAAP in 2002, 2003 and 2004 of €(7) million, €(40) million and €(19) million, respectively, and a corresponding adjustment to additional contributed capital. Under French GAAP, these payments are

Back to Contents

recorded as deferred credits and when assigned to environmental provisions are shown as a reduction of the related environmental expenses.

•

The effect on operating income/(loss) of recording the following items in 2004 that have different accounting treatments for U.S. GAAP then for French GAAP:

o

Environmental and other accruals were recorded at a discounted amount for French GAAP. These need to be recorded at an undiscounted amount for U.S. GAAP as the timing of the payments are not certain. The impact on operating income/(loss) is €(89) million.

o

Pension plan curtailments are calculated differently for French GAAP and for U.S. GAAP. The impact on operating income/(loss) is €(10) million.

o

Other adjustments of €3 million.

Differences in net income/(loss) in 2002, 2003 and 2004 of €42 million, €(86) million and €(140) million, respectively, reflecting the following:

•

Differences in net income/(loss) in 2002, 2003 and 2004 of €47 million, €37 million and €17 million, respectively, resulting from including amortization of goodwill in net income for French GAAP but not for U.S. GAAP.

•

Differences in net income/(loss) in 2003 and 2004 of €(101) million and €39 million, respectively, resulting from the differences in accounting for goodwill impairments and the differences in the carrying value of goodwill of businesses sold between French GAAP and U.S. GAAP.

•

Differences in net income/(loss) in 2003 and 2004 of €18 million and €(58) million, respectively, resulting from the differences in accounting for the impairment of long-lived assets and the differences in the carrying values of assets of businesses sold between French GAAP and U.S. GAAP.

•

The effect on net income/(loss) from recording indemnification payments received or receivable from Aventis as an environmental expense, as incurred in accordance with U.S. GAAP in 2002, 2003 and 2004 of €(7) million, €(40) million and €(19) million, respectively.

•

The effect on net income/(loss) of recording the following items in 2004 that have different accounting treatments for U.S. GAAP then for French GAAP:

o

Environmental and other accruals were recorded at a discounted amount for French GAAP. These need to be recorded at an undiscounted amount for U.S. GAAP as the timing of the payments are not certain. The impact on net income/(loss) is €(90) million.

o

Pension plan curtailments are calculated differently for French GAAP and for U.S. GAAP. The impact on net income/(loss) is €(31) million.

o

A lease termination accrual of €17 million that was recorded on the commitment date in accordance with French GAAP that can not be recorded for U.S. GAAP until the site is no longer used (cease use date), and other accruals of €(4) million that were recorded for U.S. GAAP but not for French GAAP. The impact on net income/(loss) is €13 million.

o

A sale/leaseback transaction in which a gain was recorded in accordance with French GAAP that must be amortized over the life of the lease for U.S. GAAP. The impact on net income/(loss) is €(24) million.

Back to Contents

•

Deferred income tax effect of the above differences of €2 million and €13 million in 2002 and 2004, respectively.

Differences in shareholders’ equity as of December 31, 2002, 2003 and 2004 of €(398) million, €(475) million and €(648) million, respectively, reflect the following:

•

Adjustments of €(446) million, €(499) million and €(523) million, as of December 31, 2002, 2003 and 2004, respectively, based on accounting for pension obligations in accordance with FAS 87. FAS 87 requires that if the market value of the plan’s assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, an additional minimum liability is recorded with, under certain conditions, a corresponding negative adjustment to shareholders’ equity, net of tax.

•

Adjustments of €(56) million, €(6) million and €(12) million, as of December 31, 2002, 2003 and 2004, respectively, based on accounting for derivatives in accordance with FAS 133. FAS 133 requires that we measure all derivatives at fair value and recognize them in the consolidated balance sheet as assets or liabilities. Under U.S. GAAP, we record the value of cash-flow hedges as assets or liabilities with an offset to shareholders’ equity (other comprehensive income). Under French GAAP, cash-flow hedges are commitments and are not recorded on the balance sheet.

•

Adjustments of €44 million, €(23) million and €32 million as of December 31, 2002, 2003 and 2004, respectively, resulting from the differences in accounting for goodwill amortization and impairments between French GAAP and U.S. GAAP.

•

Adjustment of €18 million and €(40) million as of December 31, 2003 and 2004, respectively, resulting from the differences in accounting for the impairment of long-lived assets between French GAAP and U.S. GAAP.

•

Adjustments of €(12) million and €(13) million as of December 31, 2002 and 2003, respectively, from recording environmental costs relating to the indemnification payments received or receivable from Aventis as an expense and the related cash received as contributed capital in accordance with U.S. GAAP.

•

The effect on shareholders’ equity of recording the following items in 2004 that have different accounting treatments for U.S. GAAP then for French GAAP:

o

Environmental and other accruals were recorded at a discounted amount for French GAAP. These need to be recorded at an undiscounted amount for U.S. GAAP as the timing of the payments are not certain. The impact on shareholders’ equity is €(90) million,

o

Pension plan curtailments are calculated differently for French GAAP and for U.S. GAAP. The impact on shareholders’ equity is €(31) million,

o

A lease termination accrual of €17 million that was recorded on the commitment date in accordance with French GAAP that can not be recorded for U.S. GAAP until the site is no longer used (cease use date), and other accruals of €(4) million that were recorded for U.S. GAAP but not for French GAAP. The impact on shareholders’ equity is €13 million,

o

A sale/leaseback transaction in which a gain was recorded in accordance with French GAAP that must be amortized over the life of the lease for U.S. GAAP. The impact on shareholders’ equity is €(24) million, and

o

Other adjustments of €(2) million.

•

Deferred income tax affect of the above differences of €72 million, €48 million and €29 million as of December 31, 2002, 2003 and 2004, respectively.

Back to Contents

Item 6. Directors, Senior Management and Employees

Board of Directors, Chairman and Chief Executive Officer

In accordance with French law governing a société anonyme, our Company is managed by our Board of Directors, our Chairman and our Chief Executive Officer, who has full executive authority to manage the activities of our Company.

French law, as amended by the French Company Law No. 2001-420 dated May 15, 2001 (the “Law of May 15, 2001”), gives the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. Our extraordinary stockholders’ meeting held on May 21, 2002 modified our by-laws granting our Board of Directors the authority to make this choice by a two-third majority vote. At the board meeting held on October 3, 2003, our board decided in principle to separate the functions of Chairman and Chief Executive Officer, as permitted by the Law of May 15, 2001. Therefore, subsequent to the Extraordinary General Meeting of Shareholders of March 31, 2004, our Board of Directors appointed Mr. Yves-René Nanot to the position of Chairman and Mr. Jean-Pierre Clamadieu, who is also a Director, to the position of Chief Executive Officer.

Board of Directors

Pursuant to French law and our by-laws (statuts), our Board of Directors must consist of at least three but no more than eighteen Directors (except following a merger or in other excepted circumstances provided by French law). As of December 31, 2004, our Board of Directors consisted of 11 members. Our Board of Directors met ten times in 2004 (with an average attendance rate of 80.2%).

Back to Contents

Directors

The table below sets forth, as of the date hereof, the names and ages of our Directors, their current positions with us, the date of their initial appointment as Directors, the expiration dates of their current terms and their current principal occupation or employment.

Name (Age)	Current position with Rhodia	Initially appointed	Term** expires	Present principal occupation or employment
Yves-René Nanot (68)	Director, Chairman of the Board	2002	2010	Chairman of the Board and Chief Executive Officer of Ciments Français

Jean-Pierre Clamadieu (46)	Director, Chief Executive Officer	2003	2005	Chief Executive Officer of Rhodia

Jean-Marc Bruel(1) (69)	Director	2002	2005*	President of the Villette-Entreprises Foundation and of Firmenich, member of the Board of Sanofi-Aventis

Aldo Cardoso(2)(3) (49)	Director	2004	2005	Director of Gaz de France, Axa Investment Manager, Orange and Penauille Polyservices

Walter Cirillo (62)	Director	2002	2008(4)	President of the Latin America Zone

Jérôme Contamine(2) (48)	Director	2004	2010	Senior Executive Vice President of Veolia Environment

Michel de Fabiani(2) (59)	Director	2003	2010	Chairman of the Board and Chief Executive Officer of BP France (through 2004)

Patrick Langlois (59)	Director	2002	2005*	Vice Chairman of Aventis (through August 31, 2004)

Pierre Lévi(2) (50)	Director	1999	2005	Chairman and Chief Executive Officer of Faurecia S.A. and member of the Supervisory Board of SAI AG (Germany)

Francis Mer(2)(5) (65)	Director	2004	2007	Former French Minister of Finance and Industry (until March 2004)

Hubertus Sulkowski (62)	Director	1999	2010	Partner at Shearman & Sterling LLP(6)

(1)

Directors holding management positions within Sanofi-Aventis, our 15.3% stockholder.

(2)

Independent Director as determined by our Board of Directors.

(3)

Mr. Aldo Cardoso was coopted by the Board of Directors to replace Mr. de Gennes on an interim basis. Ratification of his appointement will be proposed to the shareholders’ meeting on June 23, 2005.

(4)

However, our By-laws provide that in the event that the Board of Directors’ report submitted to an Annual General Meeting establishes that the shares held by the employee shareholders represents less than 3% of the capital, the term of office of the director representing the shareholder employees expires at the close of such shareholders’ meeting.

(5)

Mr. Francis Mer was coopted by the Board of Directors to replace Mr. Mangold on an interim basis. Ratification of his appointment will be proposed to the shareholders’ meeting on June 23, 2005.

(6)

Shearman & Sterling LLP regularly provides legal services to us.

*

Our Board of Directors will not propose the reappointment of Messrs. Bruel and Langlois to the shareholders’ meeting to be held on June 23, 2005.

**

Our Board of Directors will propose to the shareholders’ meeting to be held on June 23, 2005 a reduction of the term of our Directors from six to four years, with retroactive effect.

Back to Contents

Biographies

Yves-René Nanot has been Chairman of our Board of Directors since March 31, 2004. He is also Chairman of the Board and Chief Executive Officer of Ciments Français. He has been a Member of our Board of Directors since his appointment by the Board in October 2002 (subsequently ratified by our stockholders on April 29, 2003). Mr. Nanot is also a Director of Imerys, Provimi and Italcementi (in Italy), as well as Italcementi’s foreign subsidiaries in the United States, Morocco, India, Thailand and Egypt.

Jean-Pierre Clamadieu has been our Chief Executive Officer since October 2003, and from October 2003 until March 31, 2004, he also served as Interim Chairman of our Board of Directors. He currently serves as a member of our Strategic Committee. Prior to holding his current position, he served as President of the Pharmacy & Agrochemicals Division from April 2003 until October 2003, and he was President of the Fine Organics Division from January 2002 through April 2003. In 2001, he served as Senior Vice President for Corporate Purchasing, and between 1999 and 2000, he was president of Rhodia Eco Services. From 1996 through 1999, he served as President of the Chemical Sector in the Latin American Zone for our Company and as Manager of the Automotive Pollution Control Project in the Chemical Sector of Rhône-Poulenc. He joined Rhône-Poulenc in 1993 to develop new activities in the area of automobile pollution control. Prior to joining Rhône-Poulenc, he was technical advisor to Labor Minister Martine Aubry between 1991 and 1993. Mr. Clamadieu began his professional career in 1984 with various positions in French government agencies such as the regional industry and research office (DRIR) and the regional land-use planning department (DATAR). He holds an engineering degree from the École des mines (Paris, France).

Jean-Marc Bruel is President of the Villette-Entreprises Foundation and of Firmenich. He has been a Member of our Board of Directors since July 2002. Mr. Bruel is also a member of the Board of Directors of Sanofi-Aventis and serves as a Director at École centrale de Paris and Institut Curie. Prior to his current positions, he served as Vice President of Rhône-Poulenc.

Aldo Cardoso, a graduate of École supérieure de commerce de Paris, began his career as a consultant auditor in the Andersen Group in 1979. He has been a member of our Board of Directors since July 28, 2004, and currently serves as Chair of our Audit Committee and a member of our Compensation and Selection Committee. He was named Partner in 1989 and was Director of the Audit Department, France, in 1993 prior to taking responsibility for the European Audit Department and Financial Consultancy in 1988. At the same time he was appointed Managing Partner for France, a position he held until 2002. He became Chairman of the Management Board of Andersen Worldwide in 2000. From 2002 to 2003, he served as acting CEO of Andersen Worldwide. Aldo Cardoso is also a Director of Orange, Gaz de France, AXA Investment Managers and Penauille Polyservices.

Walter Cirillo has been a Member of our Board of Directors since May 2002 when he was appointed by our shareholders meeting pursuant to a proposal by our employee shareholders, to represent our employee shareholders. He has been the President of the Latin America Zone since 2000. He is currently the President of Rhodia Brazil Ltda., Rhodia Poliamida Brasil Ltda., Rhodia Poliamida e Especialidades Ltda. Mr. Cirillo is an executive officer of other Group subsidiaries in Latin America.

Jérôme Contamine has been the Senior Executive Vice President of Veolia Environment with responsibility for all cross-functional activities since 2003. He has been a member of our Board of Directors since March 2004 and currently serves on our Audit Committee. He is a graduate of the École polytechnique (1979) and the École nationale d’administration (1984). He began his career as a public auditor in the French Government Accounting Office, where he worked from 1984 until 1988. In 1988, he joined the Elf Aquitaine Group, where he served in several posts in the Finance Department. In 1994, he was named Deputy to the Senior Vice President Europe/United States of Elf Exploration-Production before becoming President and CEO of Elf Norway in 1995. In 2000, he was named Senior Vice President Europe/Central Asia of the Exploration-Production Division of TotalFinaElf. He joined Vivendi Environnement in 2000 as Executive Vice President, Finance, and Member of the Management Board.

Back to Contents

Michel de Fabiani was named a Member of the Board of Directors in April 2003 and currently serves as Chairman of the Compensation and Selection Committee and on the Audit Committee. Through 2004, he was Chairman and Chief Executive Officer of BP France and Regional President of Europe BP Group. Mr. de Fabiani also serves as a Director at BP France, Institut francais du pétrole, Staroil Mali, SEMS Maroc and member of the Supervisory Board of Vallourec. Mr. de Fabiani also previously served as Chief Executive Officer of BP Oil Europe.

Patrick Langlois was Vice Chairman and Chief Financial Officer of Aventis and Chairman and Chief Executive Officer of Aventis Agriculture S.A. through August 31, 2004. He has been a Member of our Board of Directors since October 2002. Mr. Langlois is also a Director at Rhône-Poulenc Pharma in France and a Director or Member of the Supervisory Board at Aventis subsidiaries in Germany, the United States, Great Britain and Ireland. Prior to his current positions, Mr. Langlois served as Chief Financial Officer of Rhône-Poulenc and Aventis.

Pierre Lévi is Chairman and Chief Executive Officer of Faurecia S.A. and President of Faurecia Automotive Holdings. He has been a Member of our Board of Directors since October 1999 and currently serves on the Strategic Committee. Mr. Lévi also serves as President of the Management Board of Faurecia Investissements in France and as a Member of the Supervisory Board of SAI AG in Germany, as well as a Director at Faurecia Exhaust Systems, Inc. in the United States. Prior to his current positions, Mr. Levi had executive roles at Rhône-Poulenc, Faurecia and, prior to 1999, at our Company.

Francis Mer is a former student of the École polytechnique and holds a degree in engineering awarded by the Écoles des mines. He has been a member of our Board since May 13, 2004 and currently serves as the Chairman of our Strategic Committee. He is also a director of Adecco (Switzerland). He joined the Saint-Gobain Pont-à-Mousson Group in October 1970 in the Corporate Strategy Department before being appointed Planning Director at Saint-Gobain Pont-à-Mousson (1973), Managing Director of Saint-Gobain Industries (1974-1978) and, in September 1978, Deputy Managing Director of the Saint-Gobain Group, in charge of industrial policy. In July 1982, he became Chairman and Managing Director of Pont-à-Mousson S.A. and Director of the Saint-Gobain Group’s Pipelines and Mechanical Engineering Division. In September 1986, he was appointed Chairman of the new entity created from the merger of Usinor and Sacilor and, subsequently, Chairman of Usinor Sacilor privatized in 1995 before sponsoring the creation of the Arcelor Group in 2001. Since June 1988, he has been Chairman of the French Steel Federation (Fédération française de l’acier). Francis Mer served as Minister of Economy, Finance and Industry in the French Government from May 7, 2002 to March 30, 2004.

Hubertus Sulkowski is a senior partner at the Paris office of Shearman & Sterling LLP. He has been a Member of our Board of Directors since October 1999 and currently serves on the Compensation and Selection Committee.

By-laws

Our by-laws do not specify a mandatory retirement age for Directors. Where the by-laws do not specifically provide otherwise, French law stipulates that the number of Directors over 70 years old must not exceed one-third of the total number of Directors. Any appointment made in breach of this requirement is null and void. If the number of Directors over 70 years old exceeds the one-third limit, the oldest Director automatically resigns by operation of law.

Our by-laws provide that each Director is elected for a term of six years, which may be renewed. The Board of Directors will propose to our shareholders’ meeting of June 23, 2005 a reduction of this term from six to four years, with retroactive effect. Thus, if the proposal is approved by our shareholders, the mandates of our current Directors will immediately be reduced by two years. Each Director must also be a stockholder. Pursuant to our by-laws, each of our Directors must hold at least 100 of our shares. Under French law, a Director may be an individual or a legal entity, but the Chairman and/or the Chief Executive Officer must be an individual.

In accordance with French law, our Directors are elected by the stockholders at an ordinary general meeting of the stockholders and serve until their respective terms expire or until they resign, die or are removed, with or without cause, by the stockholders. None of our stockholders has the exclusive right to appoint a member of the Board of Directors. As provided for in our by-laws, vacancies on the Board of Directors may under certain conditions be filled by the Board of Directors, subject to ratification by the next ordinary stockholders’ meeting.

Back to Contents

Our by-laws grant the Board of Directors all of the powers conferred upon it by law, specifically:

(i)

to determine the direction of our Company’s operation and oversee its implementation;

(ii)

to consider any issue related to the functioning of the Company and make decisions regarding these issues at its meetings, within the limits of the powers specifically granted to the stockholders and the corporate objectives;

(iii)

to engage in controls and verifications it deems appropriate — the Chairman or the Chief Executive Officer must communicate to each Director all documents and information necessary for the fulfillment of their mission together with any other documents a Director may deem appropriate;

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

To be represented, a Director must give a written proxy to another Director but a Director cannot represent more than one other member at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. French law allows Directors to participate in board meetings by videoconference if provided for in the by-laws, and such participation will be included in the determination of the relevant quorum and majority, except in relation to certain decisions. Our by-laws provide for the possibility of participating in a meeting by videoconference. In case of a tie, the vote of the Chairman will be the deciding vote. A Director may not vote for an arrangement or contract in which he or she is materially interested.

French law strictly prohibits loans by the Company to a Director. Moreover, a company may not provide overdrafts for Directors or guarantee any Director’s obligations. This prohibition also applies to Chief Executive Officers (“directeurs généraux”) and Designated Executive Officers having the authority to represent the Company (“directeurs généraux délégués”), permanent representatives of companies on the Board of Directors, spouses and heirs of such persons and other intermediaries.

French law requires the Chairman of the board, the Chief Executive Officer, any Designated Executive Officers, any Directors and any stockholders holding more than 10% of the voting rights (or in the case of a shareholder which is a company, the company controlling it), that are considering entering into an agreement or arrangement which is not prohibited as set forth above with the Company, either directly or indirectly, personally or through an intermediary, to inform the Company’s Board of Directors before the transaction is consummated. The Chairman of the Board of Directors will inform the Company’s auditors in turn. French law requires such an agreement to be authorized by the Board of Directors (unless such an agreement is a customary arm’s-length transaction) and prohibits the Director in question from voting on the issue. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the Company or of any stockholder,

Back to Contents

if such agreement has caused damage to the Company. French law further requires such an agreement to be submitted to an ordinary general stockholders’ meeting for approval once entered into, upon presentation of a special report from the Company’s auditors.

French law also states that agreements entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the Board of Directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the Board of Directors unless they are not significant for any party in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board to the Board of Directors and to the statutory auditors.

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

Under French law, Directors elected by our stockholders are potentially liable for violations of French laws and regulations applicable to sociétés anonymes, violations of our by-laws or mismanagement. They may be held liable for such actions both individually and jointly with the other Directors.

Chairman of the Board

Pursuant to French law, the Chairman of the board organizes and manages the duties performed by the board and reports to the stockholders’ meeting. He is also responsible for the proper functioning of the corporate bodies and ensures that the Directors are capable of fulfilling their assignments.

In the event that the Chairman is temporarily incapacitated or dies, the board may appoint a Director as acting Chairman. In the event of temporary incapacitation, the said appointment will be made for a limited term and will be renewable. In the event of death, the appointment will remain in effect until the election of a new Chairman.

Our by-laws provide for the retirement age of the Chairman. The Chairman cannot be appointed if he is 70 years old, whether or not also acting as Chief Executive Officer.

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

Back to Contents

Designated Executive Officers

Upon proposal of the Chief Executive Officer, the Board of Directors is entitled to appoint up to five Designated Executive Officers (directeurs généraux délégués), whose role is to assist the Chief Executive Officer.

The Board of Directors establishes the duration of the Designated Executive Officers’ terms and the limits of their powers in accordance with the Chief Executive Officer. The board also sets the Designated Executive Officers’ compensation.

A Designated Executive Officer has the same powers as the Chief Executive Officer in dealing with third parties, including the authority to represent the Company in dealing with third parties. Upon proposal of the Chief Executive Officer, the Designated Executive Officers may be removed at any time by the Board of Directors. In the event this dismissal is not justified, the Designated Executive Officer may claim damages.

At the Board of Directors meeting on October 3, 2003, Mr. Gilles Auffret was named a Designated Executive Officer (directeur général délégué) with the specific mandate to implement the reorganization plan and to reduce costs. His term will expire at the end of the first Board meeting to be held after our June 23, 2005 shareholders’ meeting.

Corporate Governance

We have a policy of aiming to ensure that French best practices, recommendations and standards on corporate governance, especially those resulting from the consolidation of the Recommendations of the Committees on Corporate Governance, chaired by Mr. Marc Vienot, dated July 1995 and 1999 (the “Vienot reports”), and the Bouton report, dated September 2002, are integrated in our functioning and operations.

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

Independence

Based on corporate governance principles set forth in the Bouton report and NYSE corporate governance rules, our Board of Directors has evaluated the independence of its members. Pursuant to the terms of the Bouton report, “a Director is independent if such Director maintains no relation of any kind with the Company, the Group or its management which could compromise exercising liberty of judgment”. The Bouton report recommends that the qualification of independent Directors be reviewed each year by the Board of Directors, according to the indicative criteria set forth in the report.

At its meeting on December 10, 2004, our Board of Directors evaluated the independence of certain of its members after having reviewed their respective situations and any intervening events since their prior qualification. Messrs. Michel de Fabiani, Pierre Levi, Jérôme Contamine, Francis Mer and Aldo Cardoso, five of the 11 members comprising our board, were found to be independent, as discussed below. With respect to Mr. Michel de Fabiani, his situation has not evolved since his previous qualification, and he continues to be independent. With respect to Mr. Pierre Levi, our board determined that he continues to be independent, and that limited ordinary course commercial relationships between our Company and Faurecia did not impair his independence. With respect to Mr. Yves-René Nanot, our board determined that he should no longer be considered to be independent due to his position as Chairman of our Board of Directors and the compensation he received for such service. The board found that our three newly appointed Directors, Messrs. Aldo Cardoso, Jérôme Contamine and Francis Mer are independent. Jean-Pierre Clamadieu, Chief Executive Officer, and Walter Cirillo, Director representing the stockholders employees and

Back to Contents

Supervisor of the Latin America Zone, are not considered independent because of their positions in our Company and the related compensation paid to them. Jean-Marc Bruel is considered a non-independent Director due to the fact that he is also a Director of Sanofi-Aventis. The same is true of Patrick Langlois due to the positions he recently held within the same company. Hubertus Sulkowski is also a non-independent Director as he is a partner at Shearman & Sterling LLP, a law firm that regularly provides legal services to us.

Qualification of five of our 11 board members as “independent” should not cast any doubt on the professionalism and independence of judgment that characterize the other members of our board.

Significant differences from NYSE Corporate Governance requirements

Rhodia, as a foreign private issuer, is required to comply with New York Stock Exchange (“NYSE”) rules regarding the independence, duties and responsibilities of its audit committee, and to disclose any significant differences between its corporate governance practices and NYSE corporate governance standards applicable to U.S. companies. Our chief executive officer will be required to submit a written affirmation to the NYSE within 30 days of the compliance date (July 31, 2005) attesting to its compliance. As of the last date of evaluation by the board of directors of the independence of its members, according to NYSE standards, five out of eleven members were affirmatively determined independent, and two-thirds of the members of our Compensation and Nominating Committee were affirmatively determined independent. Following our next annual meeting of shareholders on June 23, 2005, two of our non-independent directors will no longer serve on our board.We are not aware whether the independent members of our board meet formally outside the presence of our management. As of the last independence evaluation of members by our board of directors, all of the members of our audit committee were affirmatively determined independent in advance of the compliance date, and our Audit Committee possesses all of the required duties and responsibilities, except with respect to complaints procedures. Rhodia is currently studying ways to implement the requirement to establish procedures, under the supervision of our audit committee, to receive, record and treat any potential complaints regarding our auditing, accounting policies or practices or our internal controls, which we will endevor to complete by the compliance date.

Committees

Under French law, committees established by the Board of Directors only have the power to make recommendations and proposals. Decision making power rests within the exclusive power of the board.

Audit Committee

Our Board of Directors has an Audit Committee, comprised of three Directors (all independent) Messrs. Aldo Cardoso (chair), Jérôme Contamine and Michel de Fabiani. It meets at least four times per year and as often as required in our best interests. The Audit Committee is the newly named committee comprising the former Accounts Committee and Risks Committee, which were merged because of similarity of their missions. The Audit Committee is also responsible for the examination of our periodic financial reporting, the implementation of and compliance with internal control procedures and the Group’s compliance policy controls, the implementation of the recommendations of our independent auditors and the examination of the organization, functioning and actions of the internal and external auditors. More generally, the Audit Committee examines all financial and accounting questions delegated to it by the board. The Audit Committee met six times in 2004 (with an average attendance rate of 80%).

In the context of our goal of sustainable development, part of the Audit Committee’s mission is to ensure that all due diligence and appropriate measures have been taken by the Group, or upon the initiative of its management, in order to permit the identification, analysis, documentation, and amelioration of risk prevention and control dealing with all types of risks which the Group has encountered or may encounter in the context of our special chemical activities, notably those which could cause bodily harm or have a negative impact on the Group's tangible or intangible assets. In this context, the Audit Committee ensures that management has verified that the relevant conduct procedures and policies are known and applied in a continuous and uniform manner throughout the Group and that the recourse to an audit (internal as well as external) and to insurance are optimized. The Audit

Back to Contents

Committee participates in the review of the synthesis of internal and external auditors' reports dealing with these risks and examines the organization, operation and mission plans carried out by the Internal Audit.

In 2004, in addition to reviewing key points of the annual and semestrial statements of accounts and closing options, the Committee continued implementation of IFRS norms and internal control procedures responding to the Sarbanes-Oxley Act. Its activities also pertained to refinancing projects, insurance matters and auditor relations (including fees issues). In fulfillment of anticipated Sarbanes-Oxley Act requirements, members of the Committee have been qualified as Financial Experts within the meaning of U.S. securities regulations. Committee members had the opportunity to hold private discussions with the auditor and the Group’s Financial Director outside of the presence of management.

Compensation and Selection Committee

The Board of Directors also has a Compensation and Selection Committee, comprised of three Directors (two of which are independent): Messrs. Michel de Fabiani (chair), Aldo Cardoso and Hubertus Sulkowski. The Compensation and Selection Committee was created in May 1998 and is responsible for proposing to the board the compensation to be granted to the Chairman and the Chief Executive Officer, employee stock option plans, the policy that governs salaries and bonuses of our officers and key personnel, capital increases reserved to employees and succession plans, as well as nominees for top management posts. It meets at least twice a year and as often as required in the best interests of the Company. It is also responsible for presenting nominees for board membership, evaluating their independence and selecting the members of the committees.

The Compensation and Selection Committee met eight times in 2004 (with an average attendance rate of 92%). The Committee’s recommendations dealt primarily with the composition of the Board of Directors and its committees, Directors’ qualification as independent and with establishing Director’s fees and remuneration of Officers (Chairman, Chief Executive Officer and Designated Executive Officer) and Executive Committee members. It determined the structure of this remuneration and criteria for its variable portion. It also advised regarding stock option programs implemented over the course of 2004.

Strategic Committee

In addition, our Board of Directors has a Strategic Committee, created in September 2000, which is currently comprised of three permanent Directors (of which two are independent) Messrs. Francis Mer (chair), Jean-Pierre Clamadieu and Pierre Levi. The Strategic Committee is responsible for advising the Board of Directors with regard to portfolio transactions, contemplated external growth opportunities, asset disposals or major alliances. The Strategic Committee must meet at least twice a year, with one annual meeting to review and analyze our operations and strategy, and as often as required by our best interests. Meetings are open to attendance by other members of the Board of Directors owing to the importance of the matters covered.

The Strategic Committee met two times in 2004 (with an average attendance rate of 100%). Over the course of its meetings held in 2004, the Committee has acted upon medium-term strategy proposals and divestment programs, as well as specific strategies targeting certain business activities.

Board of Directors’ Internal Regulation

Since June 2000, our Board of Directors has operated according to an internal regulation (règlement intérieur). Neither a replacement of French law nor our by-laws, the internal regulation is an internal document that defines the composition, role and powers of the Board of Directors and its committees. These rules are aimed at optimizing the efficiency of meetings and discussions and at taking precautionary measures and maintaining confidentiality. The rules provide for our board to be informed either directly or through its committees of all significant events affecting our markets and us. The internal regulation provides that the board must perform an

Back to Contents

annual performance self-evaluation to examine, in particular, its own functioning and its thorough consideration of important questions.

To conform with recent legal developments regarding corporate governance, the Board of Directors revised the internal regulation, incorporating recommendations from the Bouton report and provisions of the Sarbanes-Oxley Act of 2002 and again during 2004 to take into account the separation of roles of our Chief Executive Officer and Chairman.

Executive Officers

The table below sets forth, as of the date hereof, the names, current position and ages of our executive officers who are members of the Comité de direction générale (the “General Management Committee”), which is our principal management body. At regular meetings, the General Management Committee executes our global orientations, as established by the Board of Directors, and makes key decisions with respect to strategy, human resources, legal matters, finance, international development, environment and safety, as well as corporate communications.

Name (Age)	Principal position with Rhodia
Jean-Pierre Clamadieu (46)	Chief Executive Officer

Gilles Auffret (58)	Group Executive Vice President and Designated Executive Officer (Directeur général délégué)

Yves Boisdron (60)	Group Executive Vice President, Strategy

Bernard Chambon (57)	Group Executive Vice President, Human Resources Communications and Sustainable Development

Jean-Pierre Labroue (42)	Group Executive Vice President and General Counsel

Bruno Mouclier (47)	Executive Vice President and Chief Financial Officer

The 6 members of the “General Management Committee” together with 17 other members representing all the enterprises and support functions of the group constitute the current “Comité executif” (Executive Committee).

Biographies

Gilles Auffret has been Group Executive Vice President and Designated Executive Officer (Directeur général délégué) since 2003. He joined Rhodia on September 1, 1999 as Deputy President responsible for the Polyamide Division and then served as our President and Chief Operating Officer from 2001 until 2003. Mr. Auffret started his professional career in 1975 as an auditor at the French Cour des comptes (the equivalent of the U.S. General Accounting Office) before moving to the French Ministry of Industry, where he served as chargé de mission reporting to the General Director for Industry. In January 1982 he was appointed public auditor (conseiller référendaire) at the Cour des comptes. He joined Pechiney in September 1982, where he held a series of senior management posts, including President of Pechiney’s aluminum division.

Yves Boisdron has been Group Executive Vice President, Strategy since November 2003. Prior to holding his current position, he was President of the Asia Pacific Zone from 1998 through October 2003. Mr. Boisdron served as Senior Vice President of Rhône-Poulenc Chimie from 1994 to 1996, Senior Vice President of Rhône-Poulenc IOM from 1990 to 1994, Vice President of Rhône-Poulenc Inc. from 1987 to 1990 and Vice President of Rhodia Bresil from 1981 to 1987. Mr. Boisdron has also served as General Manager of the enzyme division of Gist Brocades and as a project engineer at Badger.

Back to Contents

Bernard Chambon has been Group Executive Vice President of Human Resources, Communications and Sustainable Development since November 2003. Prior to holding his current position, Mr. Chambon was the Group Executive Vice President of Human Resources and Internal Communications from April 2002, after having served as Executive Vice President in charge of Human Resources and Communication since January 1, 1998. Mr. Chambon has also served as President of Human Resources and Communication for the Chemicals segment’s European operations, Senior Vice President of Rhône-Poulenc’s Organic and Inorganic Intermediates segment and Director of Development of Human Resources for the Rhône-Poulenc group. Prior to joining the Rhône-Poulenc group in 1989, Mr. Chambon held senior human resources positions at Bouygues, Aerospatiale and Fiat.

Jean-Pierre Labroue has been Group Executive Vice President and General Counsel since September 2004. He holds post-graduate degrees in international law (DEA) and in international business law (DESS) from the University of Paris X. He also completed the ESSEC-IMD business school program and obtained a LL.M. degree in Corporate Law and Finance from Widener University, Delaware. He began his career in October 1988 with the Jeantet & Associés law firm in Paris. In May 1989, he joined the Rhône-Poulenc Chimie’s legal department where he became more specifically involved in mergers and acquisitions. In November 1993, he moved to the American Rhône-Poulenc Rorer’s headquarters in Collegeville, PA. He returned to France in May 1996 to take the position of Vice President and General Counsel, Europe and International of Rhône-Poulenc Rorer. In December 1999, he was appointed Vice President, General Counsel and Corporate Secretary of Aventis Pharma S.A., in charge of legal support to the commercial, industrial and research and development operations in France. Since the creation of the Europe region for Aventis on September 1, 2003, he has assumed additional responsibilities of Vice President and Head of Legal Affairs, Europe.

Bruno Mouclier has been Executive Vice President and Chief Financial Officer since September 2004. He is a graduate of France’s HEC business school and holds of a degree in accounting (DECS), and began his career as an auditor with Coopers & Lybrand in August 1982. In September 1983, he moved to the Finance Department of the Remy Cointreau Group where he held a number of positions both in France and abroad: from January 1985 to January 1989, he was Deputy Group Controller and, subsequently, Manager of the Holding Company’s Accounts Department before assuming responsibility of Financial Control for Distribution Activities in Europe, based in London. In July 1990, he was appointed Financial Controller of the Champagne Division. In July 1993, he became Financial Controller for the Asia/Pacific region based in Hong Kong. He was appointed Chief Financial Officer of the Remy Cointreau Group in November 1997, and served in this position and as a member of the Management Board until May 2004.

Compensation of the Members of the Executive Committee

The aggregate amount of gross compensation paid to our executive officers, including our CEO, as a group (a total of 23 persons as of December 31, 2004) for services in all capacities in respect of the 2004 fiscal year was €7,128,740.

The aggregate amount set aside or accrued by us to provide pension, retirement or similar benefits for the same members of the Executive Committee as a group in respect of the 2004 fiscal year was €705,420. See also “— Other Directors’ Compensation — Directors’ Fees”.

The aggregate amount of gross compensation paid for the period January through September 2004 to the members of the Executive Committee who left it in 2004 (a total of four persons) was €1,431,946.

Compensation of the Chairman and Chief Executive Officer

Compensation of the Chairman and Chief Executive Officer is determined by the Board of Directors further to the Compensation and Selection Committee recommendations (according to French law).

Back to Contents

The aggregate amount of gross compensation paid to Mr. Yves René Nanot in his capacity as Vice Chairman (from January 1 until March 31, 2004) and then as Chairman of our Board of Directors (from April 1 until December 31, 2004) was €375,000. He did not receive any variable compensation.

The aggregate amount of gross compensation paid to Mr. Jean-Pierre Clamadieu in 2004 in his capacity as Chairman and Chief Executive Officer (from January 1 until March 31, 2004) and then as Chief Executive Officer (from April 1 until December 31, 2004) was €692,528, which includes part of variable compensation paid in respect of 2003. The variable component of his compensation in respect of 2004, to be paid in 2005, which may equal between 0% and 200% of his fixed compensation, was determined based 50% on quantitative criteria (including the ratio of debt to EBITDA and gross cash flow) and 50% on qualitative criteria including: workplace safety, divestments, the restructuring plan and the quality of internal and external communications. The 2005 payment of variable compensation in respect of 2004 will be €900,000.

Gilles Auffret, in addition to his contractual status as a company employee, is Designated Executive Officer and in this capacity he receives a special variable remuneration (which for 2004 was substituted for the variable remuneration of his employment contract), based on criteria linked to the success of the restructuring plan. The variable remuneration for 2004 (to be paid in 2005) was €800,000.

As a reminder, in 2003 (from January 1 to October 3), the gross amount of remuneration paid to the Chairman and Chief Executive Officer, Jean-Pierre Tirouflet, was €1,109,033 and the gross amount of remuneration paid to Jean-Pierre Clamadieu, in his capacity as Chairman and Chief Executive Officer (from October 3, 2003 to December 31, 2003) was €130,527. As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the SEC on March 23, 2004, Jean-Pierre Tirouflet received on March 1, 2004 a severance payment of €2,112,944 related to the termination of his employment contract. Pursuant to the employment contract, we will be obligated to pay Mr. Tirouflet an annuity following his retirement.  No payments have yet been made to him in respect to the company’s supplementary retirement plan.  Based on an actuarial estimate, which takes into account Mr. Tirouflet’s seniority, the estimated present value of the annuity payments as of December 31, 2004, amounted to approximately €5.3 million.

Other Directors’ compensation – Directors’ Fees

A general shareholders’ meeting held April 18, 2000 set at €500,000 the maximum amount of fees Directors may collectively receive. The Board of Director’s internal regulation prescribes a maximum of €50,000 per Director per year as compensation for participating in Board and Committee meetings. Within this limit, the Board apportions Director’s fees based on criteria established by its internal regulation. These criteria include fixed and variable portions tied to the Director’s presence at Board and Committee meetings.

We paid our Directors €305,000 in fees for fiscal year 2004 (€340,166 for 2003), a figure below the maximum amount of €500,000 (which has not been modified since the general shareholders’ meeting on April 18, 2000.) Director’s fees paid to members of the boards of other companies of the Group were €129,345.

Among the current Directors, Messrs. Yves-René Nanot, Jean-Pierre Clamadieu, Walter Cirillo, Jean-Marc Bruel et Patrick Langlois declined to receive Directors’ fees for 2004.

As discussed above, the Chairman, Yves-René Nanot, the Chief Executive Officer, Jean-Pierre Clamadieu, and the Director representing employee shareholders, Walter Cirillo, received remuneration from us. Pierre-Gilles de Gennes, a former Director, received remuneration from us as per a scientific collaboration contract with Rhodia Recherches, one of our subsidiaries. He did not receive Director’s fees.

There is no specific pension benefits plan in place for directors. However, the employment contracts of Jean-Pierre Clamadieu and Gilles Auffret provide for supplementary retirement schemes available to Executive Officers under two different plans. The first of these two plans, closed to new participants in 2001, provides defined benefits to current and former executives (including Gilles Auffret) who were members of the General Management

Back to Contents

Committee prior to 2001 and who are not yet retired. The liabilities for the obligations under this first plan are funded by an investment in a dedicated mutual fund for a minimum of 80% of the plan's liabilities. The second of these two plans was set up after 2001 for newly appointed General Management Committee members (including Jean-Pierre Clamadieu) and provides defined contribution. The vesting of the benefits under this second plan is subject to specific conditions including minimum seniority with Rhodia and employment by Rhodia at the time of retirement. There is no funding for this second plan.

The table below sets forth the total compensation and benefits paid in fiscal year 2004 by Rhodia and by companies in which we exercise control to our Directors and our Designated Executive Officer, in accordance with the provisions of article L. 225-102-1 of the French Commercial Code.

Current Directors	Fixed portion paid during and in respect of 2004	Variable portion in respect of 2004 (To be paid in 2005)	Benefits in kind	Directors’ fees
Jean-Pierre Clamadieu (CEO)(1)	489,452	900,000	5,076(2)	(3)
Yves-René Nanot (Chairman)	375,000	—	—	(3)
Jean-Marc Bruel	—	—	—	(3)
Walter Cirillo	(4)	—	—	(3)
Michel de Fabiani	—	—	—	50,000
Patrick Langlois	—	—	—	(3)
Pierre Lévi	—	—	—	50,000
Hubertus Sulkowski(5)	—	—	—	50,000
Jérôme Contamine	—	—	—	47,000
Francis Mer	—	—	—	39,000
Aldo Cardoso	—	—	—	43,000

(1)

In respect of 2003, Mr. Clamadieu received €198,000 in variable compensation paid in 2004.

(2)

Company automobile.

(3)

Renounced Directors’ fees in 2004.

(4)

Representative of employee stockholders who is compensated solely pursuant to an employment agreement.

(5)

Hubertus Sulkowski is a partner of Shearman & Sterling LLP, a worldwide law firm whose services are used by the Company, especially regarding U.S. securities law.

Executive Vice President and Designated Executive Officer	Fixed portion paid during and in respect of 2004	Variable portion in respect of 2004 (to be paid in 2005)	Benefits in kind	Directors’ fees
Gilles Auffret(1)	442,507	800,000	6,067(2)	—

(1)

In respect of 2003, Gilles Auffret received a variable compensation of €74,480 paid in 2004.

(2)

Company automobile.

Former Directors (termination date)	Fixed portion paid during and in respect of 2004	Variable portion in respect of 2004 (to be paid in 2005)	Benefits in kind	Directors’ fees
Pierre-Gilles de Gennes (June 17, 2004)	109,396(1)	—	—	(2)
Klaus Mangold (May 13, 2004)	—	—	—	26,000

(1)

Compensation received pursuant to a scientific research and collaboration agreement with one of our subsidiaries.

(2)

Renounced Directors’ fees in 2004.

Back to Contents

Employees

The table below sets forth the number of our employees by geographic location as of December 31, 2002, 2003 and 2004.

	As of December 31,
	2002	2003	2004
Total	24,523	23,059	20,577
By enterprise:
HPCII	6%	6%	5%
Phosphorous Phosphates & Food	16%	16%	8%
Perf. Products for Multifunctional Coat.	7%	3%	7%
Rare Earths Silicones Silica Systems	12%	12%	14%
Polyamide	23%	26%	25%
Eco Services	4%	3%	2%
Acetow	6%	6%	6%
Rhodia Perfumery Performance & Agro	6%	6%	6%
Rhodia Pharma Solutions	5%	4%	5%
Others	16%	17%	22%
Total	100%	100%	100%

By geographic zone:
Europe	59%	60.8%	60.5%
North America	14%	11.4%	9.0%
Latin America	16%	16.3%	15.0%
Asia/Pacific	10%	11.5%	15.5%
Total	100%	100%	100%

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

Back to Contents

Employee and Director share ownership

Director and Executive share ownership

The table below lists, to the best of our knowledge, the total number of shares owned by the members of our Board of Directors and by the Executive Committee (as a group) as of December 31, 2004.

	At December 31, 2004
	Shares	Percentage of class
Identity of person or group
Yves René Nanot	70,000	*
Jean-Pierre Clamadieu	15,624(1)	*
Jean-Marc Bruel	7,967	*
Aldo Cardoso	1,000	*
Walter Cirillo	5,000	*
Jérôme Contamine	10,000	*
Michel de Fabiani	20,100	*
Patrick Langlois	8,832	*
Pierre Lévi	29,561	*
Francis Mer	100	*
Hubertus Sulkowski	23,701	*
Members of the General Management Committee (six persons, including Mr. Clamadieu)	116,830	*

*

Less than 1.0%.

(1)

Mr. Jean-Pierre Clamadieu holds 52,818 shares of the funds FCPE “Actions Rhodia” and “PELT Actions Rhodia” pursuant to an employee share scheme, which correspond to a similar number of shares in Rhodia.

We do not report the individual shareholdings of General Management Committee members. The individual amount held by any member of this group is less than 1% of our share capital, including any shares held indirectly.

Employees may participate in profit-sharing plans based on performance criteria for their business and a mutualization on a Group level. We believe participation increases individual incentives and cohesion of our stockholders.

As of December 31, 2004, our employees held 15,849,705 shares through employee plans corresponding to 2.5% of our shares and voting rights.

In the course of the first half of 2004, Directors and the Designated Executive Officer (seven persons) announced to the Company the purchase during this period of 165,276 shares at an average price of €1.12.

Pursuant to new French law rules, issuers must publish transactions on the securities of the Company carried out since November 25, 2004 by the Directors, the Chief Executive Director and the Designated Executive Officer (to the extent the aggregated amount of the transactions by each of such persons exceeds 5,000 euros per year). In this regard, our Company has been notified the following transactions:

•

Mr. Hubertus Sulkowski announced the purchase for €1.07 per share of 6,651 shares and 16,700 shares on September 16 and September 17, 2004 respectively;

•

Mr. Jérôme Contamine announced the purchase for €1.74 per share of 8,000 shares on December 13, 2004;

•

Mr. Jean-Pierre Clamadieu announced the purchase for €1.66 per share of 2,800 shares on December 21, 2004 (Mr. Clamadieu also holds shares in a fund in the context of an employee share scheme, corresponding to a similar number of shares of the Company).

Back to Contents

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

Pursuant to the authorization granted by the May 21, 2002 general stockholders’ meeting, the Board of Directors meeting of June 17, 2004 decided to establish two stock subscription option plans. Under the first plan (the “2004 A” plan), the Board of Directors granted options to subscribe to a maximum of 2,665,500 shares at an exercise price of €1.50 to 327 beneficiaries. These options can be exercised between June 17, 2007 and June 16, 2012. Under the second plan (the “2004 B” plan), the Board of Directors granted options to subscribe to a maximum of 1,372,500 shares at an exercise price of €1.50 to 81 beneficiaries. These options can be exercised between June 17, 2007 and June 16, 2012. Exercise pursuant to the 2004 B plan is subject to our achievement of a ratio of EBITDA to net sales of greater than 13% by the end of 2006 (in the case that such ratio is not achieved, those options shall become null and void).

Back to Contents

The table below sets forth the number of options granted and the names and positions of the wage-earners of Rhodia (who are not Directors) and other Group companies who received the most options under the 2004 plans.

Employee	Position	Location	Number of Options granted pursuant to 2004 A	Number of Options granted pursuant to 2004 B	Total Number of Options granted
Yves Boisdron (*)	Group Executive Vice President in charge of Strategy	France	32,500	48,000	80,500
Bernard Chambon (*)	Group Executive Vice President in charge of Human Resources, Communication and Sustainable Development, Supervisor of Latin America Zone	France	32,500	48,000	80,500
Bruno Mouclier (*)	Group Executive Vice President and Chief Financial Officer	France	22,500	33,000	55,500
Norbert Bluthé	President of Performance Products for Multifunctional Coatings (PPMC)	France	15,500	22,000	37,500
Nick Green	President of Rhodia Pharma Solutions	USA	14,500	21,000	35,500
Richard Kennedy Jr.	President of Phosphorous, Phosphates & Food	USA	14,500	21,000	35,500
Patrick Koller	Group Executive Vice President in charge of Purchases	France	14,500	21,000	35,500
Alberto Pedrosa	President of Polyamide	France	14,500	21,000	35,500
Laurent Schmitt	President of Perfumery, Performance & Agro	France	14,500	21,000	35,500
Olivier de Clermont-Tonnerre	President of Silicones, Silica, Rare Earth Systems. Supervisor of Marketing and DAI	France	14,500	21,000	35,500
Michel Ybert	Supervisor of Asia Zone	Singapore	14,500	21,000	35,500

(*)

Members of the General Management Committee (Comité de direction générale).

No stock options were exercised during 2004.

Back to Contents

The table below sets forth certain information relating to our share subscription plans.

Stock Option Plans	1998(2)	1998/1999	1999/2000	2000	Special ChiRex Allotment	2001	2002(6)	2003(7)	2004A	2004B
Date of stockholders’ meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00	05/21/02	05/21/02	05/21/02
Date of grant, as set by the Board of Directors	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02	05/28/03	06/17/04	06/17/04
Adjusted Number of options outstanding (at December 31, 2004)(8)	33,640	2,769,563	2,064,562	3,496,850	98,629	4,453,258	3,611,352	2,483,273	2,637,000	1,330,500
Number of participants (at December 31, 2004)	13	323	323	457	1	699	505	517	323	80
Options granted(1)	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	2,000,000	1,312,948	2,665,500	1,372,500
Initial Exercise price	€21.34	€15	€15	€17.14	€16.26	€15.70	€12.04(5)	€5.50(7)	-	-
Adjusted Exercise price(8)	€10.82	€7.6	€7.6	€8.69	€8.24	€7.96	€6.10	€2.79	€1.50	€1.50
Discount compared to the reference price	None	None	None	None	None	None	None	None	None	None
Maximum term (years)	10 yrs	10 yrs	10 yrs	10 yrs	10 yrs	12 yrs	12 yrs	12 yrs	8 yrs	8 yrs
Exercise period for French tax residents	5 yrs from 6/24/03	5 yrs from 2/23/04	5 yrs from 2/23/04	5 yrs from 3/30/05	—	8 yrs from 3/16/05	8 yrs from 3/20/06	8 yrs from 5/28/07	4 yrs from 06/17/08	4 yrs from 06/17/08
Exercise period for Non-French tax residents	7 yrs from 6/24/01	7 yrs from 2/23/02	7 yrs from 3/1/02	7 yrs from 3/30/03	7 yrs from 09/27/03	9 yrs from 3/16/04	9 yrs from 3/20/05	9 yrs from 5/28/06	5 yrs from 06/17/07	5 yrs from 06/17/07
Total number of exercised options	0	0	0	0	0	0	0	0	0	0

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

(5)

This exercise price, which was originally set at €10.81, was adjusted up to €12.04 by the Board of Directors on May 21, 2002 except for Jean-Pierre Tirouflet, that further to a personal commitment, has agreed to have the exercise price for his options fixed at €15.00 after adjustment, this price now amounts to €7.6.

(6)

Simultaneously with this plan, the Board of Directors decided to create a second plan which would grant 1,000,000 options to 123 participants. These options lapsed due to non-achieved exercise conditions as at December 31, 2003.

(7)

Simultaneously with this plan, our board created a second plan which would grant 643,400 options to 108 participants. These options lapsed due to unachieved exercise conditions as at December 31, 2003.

(8)

Following the May 7, 2004 share capital increase.

As of December 31, 2004, our employees held 22,998,627 stock options under our various stock option plans. Of that total, 5,090,713 stock options have been granted to members of the Board of Directors and the Executive Committee in position as at December 31, 2004 (24 beneficiaries) and 865,966 stock options to three former members of the Executive Committee.

For a more detailed discussion of our stock option plans, see Note 29 to the Consolidated Financial Statements.

Back to Contents

Item 7. Major Stockholders and Related Party Transactions

The table below sets forth principal ownership in our ordinary shares as of the dates indicated. One share carries one vote.

	12/31/2004(1)		2003(2)		2002(3)
Stockholder	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% shares
Sanofi-Aventis	96,110,182	15.3	45,211,662	25.2.	45,211,662	25.2
Crédit Agricole	17,761,610	2.88	—	—	—	—
TIAA — CREF	38,798,015	6.2	—	—	—	—
Groupe Bruxelles Lambert	—	—	8,738,000	4.8	9,850,000	5.5
Employees	15,849,705	2.5	10,728,493	6.4	9,242,300	5.2

(1)

Source: Euroclear France 12/31/04 and Ilios December 2004.

(2)

Source: Euroclear France 11/18/03 and Thomson Financial Europe and U.S. November 2003.

(3)

Source: Euroclear France 10/31/02 and Thomson Financial Europe and U.S. November/December 2002.

We are not aware of any other person owning, directly or indirectly, more than five percent of our share capital. To the best of our knowledge, as of December 31, 2004, the General Management Committee members and Directors of Rhodia collectively owned 293,091 of our ordinary shares, representing less than one percent of our share capital.

At December 31, 2004, there were 627,582,158 ordinary shares issued and outstanding. At December 31, 2004, 85,638,285 ordinary shares were in the form of ADSs, representing 13.6% of the total share capital and held by 384 registered holders, of which over 90% were U.S. persons.

On May 2, 2003, Aventis (before their merger that created Sanofi-Aventis) reduced its stake in Rhodia to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais (before its merger into Crédit Agricole) concerning 17.8 million Rhodia shares. At December 31, 2004, Crédit Lyonnais’ 17.8 million Rhodia shares represented 2.8% of our outstanding share capital.

In order to receive regulatory approval from the antitrust directorate of the European Commission for the merger of Rhône-Poulenc S.A. and Hoechst AG, Rhône-Poulenc undertook in 1999 to engage an independent auditor to certify to the European Commission on a quarterly basis the separation of the management of Rhodia and Rhône-Poulenc. In addition, Aventis agreed to appoint BNP Paribas to monitor a proxy voting system whereby the Rhodia shares held in Aventis’ name would be voted in favor of all resolutions proposed or approved by the Board of Directors and against all other resolutions. Finally, Aventis undertook to both European and U.S. competition regulators to dispose of its stake in us by specified dates. On January 30, 2004, the European Commission agreed to replace Aventis’ commitment to sell its 15.3% stake in Rhodia with a commitment to divest its 49% stake in Wacker-Chemie. Consequently, Aventis regained control of its voting rights and BNP Paribas’ appointment was terminated. In parallel, the U.S. Federal Trade Commission (“FTC”) extended its separate deadline for the commitment obliging Sanofi-Aventis to sell its 15.3% stake in Rhodia by one additional year, until April 22, 2005. On December 31, 2004, Aventis merged with and into Sanofi-Aventis, with “Sanofi-Aventis” as the continuing company). Aventis filed a request for a waiver of this obligation in December 2004. On April 13, 2005 the FTC granted the request, setting aside Sanofi-Aventis’ obligation to divest its Rhodia shares.

On September 29, 2004, TIAA-CREF Investments Management, LLC declared that it had crossed the 5% threshold, with 33,870,358 of our shares, representing 5.39% of our capital and voting rights.

On May 29, 2004, Morgan Stanley and Co. International Limited (“Morgan Stanley and Co.”), a subsidiary of Morgan Stanley, declared that it had crossed the 5% threshold, with 33,825,935 of our shares, representing 5.39% of our outstanding capital and voting rights. This shareholding does not appear in the above table because the crossing of the threshold occurred in the context of Morgan Stanley and Co.’s trading activities.

Back to Contents

On April 19, 2004, Artisan Funds, Inc., an investment company incorporated in Wisconsin, declared that it no longer held any of our shares.

On April 6, 2004, Groupe Bruxelles Lambert (“GBL”) declared that it fell below the 5% threshold and that it held 500,000 of our shares, or 0.28% of our outstanding capital and voting rights.

We are not aware of any stockholders’ agreements between our stockholders.

Our major stockholders do not have voting rights different from those of other stockholders.

Related Party Transactions

In the ordinary course of business, we sell and purchase materials, supplies and services from and to numerous customers and suppliers throughout the world, including from time to time companies with which members of our Board of Directors are affiliated, including Sanofi-Aventis. See Note 4 to the Consolidated Financial Statements for a description of our transactions with Sanofi-Aventis. We do not consider the amounts involved in such transactions to be material to our business and believe that these amounts are not material to the business of the firms involved. See “Item 6. Directors, Senior Management and Employees” for information on the outside affiliations of our Directors.

Other than as described herein, we have no related party transactions, other than those occurring in the ordinary course of business and those which are immaterial, both to us and to the related party.

Agreements with Aventis

For the purpose of governing certain of the ongoing relationships between Rhodia and Aventis, now part of Sanofi-Aventis, at the time we were formed in 1998, Rhodia and Aventis or their respective subsidiaries, as applicable, entered into various agreements described below (the “Aventis Agreements”) prior to our initial public offering. Because such agreements were reached while we were wholly owned by Aventis, the Aventis Agreements and certain of the terms and transactions provided for therein may have differed from those which could have resulted from negotiations between fully independent parties. In connection with Aventis’ divestiture of its interest in Rhodia, Aventis and Rhodia agreed on October 14, 1999 to certain principles set forth in a “Heads of Agreement” under which the Aventis Agreements were to be modified or terminated. The summaries of the Aventis Agreements set forth below describe the material provisions of such agreements as modified by the terms of the Heads of Agreement.

Environmental Indemnification and Settlement Agreement

We entered into an Environmental Indemnification Agreement dated May 26, 1998 with Aventis which provided for indemnifications between our Company and Aventis principally with respect to certain environmental liabilities that could arise in connection with our chemicals business at sites transferred to us effective January 1, 1998. The agreement provides for the termination of the indemnification obligations of our Company and Sanofi-Aventis on December 31, 2007.

Pursuant to the Environmental Indemnification Agreement, the total amount of indemnification by Aventis would not exceed €122 million in the aggregate. In 2001, we made claims to Aventis pursuant to this agreement for several sites and in this respect recorded a receivable for €35 million. In 2002, we recorded an additional €3 million receivable and collected €26 million from Aventis in connection with the Environmental Indemnification Agreement. Following approval from our Board of Directors and Aventis’ supervisory board, we entered into a settlement agreement on March 27, 2003 with Aventis pursuant to which Aventis agreed to pay us an aggregate indemnification settlement of €88 million, of which €26 million was paid in 2002, €31 million in 2003 and €31 million in 2004.

Back to Contents

Cross-indemnification obligations

In connection with the reduction of Aventis’ ownership interest in our Company in October 1999, we agreed with Aventis to include a cross-indemnification provision in the Heads of Agreement. Pursuant to this provision, Sanofi-Aventis will indemnify us against any damages incurred by us arising out of an action or claim brought by a third party against us to the extent such action or claim results solely from the business operations of Sanofi-Aventis or those of its subsidiaries. Similarly, we will indemnify Sanofi-Aventis against any damages incurred by Sanofi-Aventis arising out of an action or claim brought by a third party against Sanofi-Aventis to the extent such action or claim results solely from our business operations or of those of our subsidiaries.

Back to Contents

Item 8. Financial Information

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this Annual Report. Other than as disclosed in this Annual Report on Form 20-F, there have been no significant changes since the date of the financial statements.

Legal Proceedings

We are involved in litigation arising in the normal course of business, involving primarily product liability claims, environmental claims, claims by the buyers of businesses previously sold by us and civil liability compensation claims related to chemical products sold in the marketplace. We believe that we are not subject to any material proceedings other than those disclosed below and in Notes 25 and 31 to the Consolidated Financial Statements.

Certain US subsidiaries of Rhodia have potential liabilities under federal Superfund legislation and environmental regulations at the state or federal level. Given the nature of the proceedings, the number of plaintiffs, the volume of waste at issue and the provisions that have already been made for these cases, we estimate that these claims will not result in significant costs for us and will not give rise to significant additional provisions. See “Item 3. Key Information—Risk Factors.”

We also believe that there is no litigation or exceptional issues that, taken individually or as a whole, could have a material negative impact on our business, financial condition or results of operations, other than those detailed below.

AMF administrative proceedings

On October 6, 2003, we were informed that the General Director of the French Commission des Opérations de Bourse, and subsequently the General Secretary of the French Autorité des Marchés Financiers (“AMF”), had initiated an inquiry into our financial reporting. On March 29, 2005, the AMF notified us of the findings by the specialized commission of the AMF of three alleged rule infringements:

•

Valuation of ChiRex in 2003: The AMF alleged that we did not disclose “in a sufficiently precise and sincere manner” the evolution of our ChiRex subsidiary’s turnover and outlook during 2003, making it difficult for the market to evaluate the risk of value loss and the consequences on our financial situation. The AMF alleged that the information available to us should have resulted in a writedown of goodwill related to ChiRex as early as the first half of 2003, whereas the writedown was only recorded in the 2003 year-end financial statements.

•

Valuation of deferred tax assets: The AMF alleged that the deterioration of our business should have led to a charge in the 2002 year-end financial statements and “a fortiori in those of June 30, 2003”, relating to a decline in value of deferred tax assets (which represent savings resulting from future taxes that we could benefit from upon generating positive net income), whereas this charge was not recorded until the 2003 year-end financial statements.

•

Financial disclosures regarding debt, liquidity and environmental risks: During the period covered by the investigation until the presentation of earnings for the 2003 fiscal year, the AMF alleges that we did not communicate “correctly and regularly” on all the components of our debt, particularly significant off-balance sheets items, on the level of our liquidity and on coverage of our environmental risks.

The notice of findings of alleged rule infringements commences a proceeding during which we will present arguments in our defense to the AMF. At the end of this period of several months, the Commission des Sanctions of the AMF will decide to impose, or not, penalties against the company on the grounds of the alleged rule

Back to Contents

infringements. We believe that we have strong arguments in defense of the AMF allegations. Under applicable French law, the maximum fine that could be imposed in the event that penalties were to be assessed against us in this proceeding would be €1.5 million.

The allegations relating to our financial statements address the question of timing of charges and writedowns which were fully reflected in our financial statements for the year ended December 31, 2003. Under French GAAP, prior periods are not permitted to be retroactively restated and we therefore do not expect that an adverse outcome relating to either alleged rule infringement would impact our financial statements prepared in accordance with French GAAP. Because the charges and writedowns were fully recorded prior to the establishment of our opening IFRS balance sheet, we also do not expect that an adverse outcome would impact our financial statements prepared in accordance with IFRS. An adverse outcome relating to the valuation of deferred tax assets could require us to restate our primary consolidated financial statements presented in this Annual Report on Form 20-F as well as the US GAAP reconciliation for the years ended December 31, 2002 and 2003 in order to record the charge relating to deferred tax assets in 2002, rather than 2003.

The AMF also stated in its notice: “The fourth series of findings in the report deals with the terms of the acquisition by Rhodia of the company Albright & Wilson. It did not lead the specialized commission to formulate any allegation. It is believed that, in effect, the accounting methods rendered necessary by the adopted complex legal arrangement did not, taking into account the important disclosures released by the company, alter the market perception and in any case the facts examined in the report were covered by the three-year statute of limitations”.

Shareholders’ litigation

We are directly or indirectly involved in the following proceedings initiated by shareholders:

•

In January 2004, certain shareholders initiated two proceedings before the Paris commercial court based on various contentions concerning Rhodia’s acquisition of Albright & Wilson, mainly alleging inaccuracy of certain information made public at the time of the acquisition but also claiming dereliction by management.

o

In the first commercial proceeding, the plaintiffs are suing certain members of Rhodia’s Board of Directors, its auditors at the time, and Aventis (since merged into Sanofi-Aventis), and were originally claiming damages of approximately €70 million as compensation for their alleged personal losses. On April 12, 2005, they modified their claims to take into account the arguments developed in the above mentioned AMF notice, increased the amount of their alleged damages to €131.8 million and have requested subsidiarily that the court hold Rhodia liable in the event that the aforementioned defendants were not held personally liable for the alleged wrongdoings.

o

In the second commercial proceeding, the plaintiffs are suing certain members of Rhodia’s Board of Directors at the time and Aventis and demanding that the defendants be ordered to pay Rhodia €925 million under the individually brought (“ut singuli”) action as compensation for the alleged harm Rhodia suffered, as well as compensation for the alleged personal losses (which they estimated at €40 million). In June 2004, the plaintiffs in this second proceeding modified their complaint, maintaining the ut singuli claim but dropping their claims for personal losses.

•

A few weeks later, the aforementioned shareholder plaintiffs of the second commercial proceeding, together with a new plaintiff, filed a lawsuit before the Supreme Court of the State of New York, based on similar alleged losses for approximately €60 million. On August 12, 2004, Rhodia was officially notified that it had been named as a defendant in the New York proceeding alongside the defendants in the second proceeding in France, that is, certain members of its Board of Directors and Aventis. On December 23, 2004, Rhodia received notice of an amended petition adding allegations relating to under provisioning of pension obligations and environmental liabilities. In January 2005, Rhodia and other defendants filed a motion to dismiss on the grounds that the Supreme Court of the

Back to Contents

State of New York was not the appropriate forum (forum non conveniens). On April 19, 2005, the Supreme Court of the State of New York granted the motion to dismiss. The plaintiffs appealed this decision on May 3, 2005.

•

On March 19, 2005, one of the minority shareholders in the cases mentioned above brought suit (in an ut singuli proceeding) against the Chairman of our board of directors and our Chief Executive Officer. Alleging personal management fault. This new proceeding seeks to have them ordered to repay Rhodia the amounts paid to Mr. Jean-Pierre Tirouflet on the occasion of his departure in October 2003 (severance payment of €2.1 million and, if applicable, payments made under a supplementary retirement plan). The defendants are contesting the merits of this claim. For information, Mr. Tirouflet’s employment contract was modified pursuant to the approval of our Board of Directors on July 25, 2001 and then ratified at the Shareholders’ General Meeting on May 21, 2002. In accordance with the employment contract, a severance payment of €2.1 million was paid to Mr. Tirouflet on March 1, 2004. Pursuant to the employment contract, we will be obligated to pay Mr. Tirouflet an annuity following his retirement. No payments have yet been made to him in respect to the company’s supplementary retirement plan. Based on an actuarial estimate, which takes into account Mr. Tirouflet’s seniority, the estimated present value of the annuity payments as of December 31, 2004, amounted to approximately €5.3 million.

•

In April 2005 we became aware through media reports that several law firms were taking steps to have a class action filed and certified against us and certain of our current and former officers in the U.S. District Court for the District of New Jersey on behalf of purchasers of our securities between April 26, 2001 and March 23, 2004, inclusive. Neither Rhodia nor any of its current officers has been served with any complaint at this point. As it can be expected under U.S. procedural rules, these different putative class action suits should, if filed and certified against us, be consolidated and result into one complaint.

•

We are aware of the following criminal complaints “against an unspecified defendant” (plainte contre X) and proceedings that have been filed with various French courts by certain shareholders. Neither Rhodia nor any of its current officers have been contacted regarding these complaints.

o

On October 3, 2003, a French newspaper reported that a criminal complaint had been filed in May 2003 with a court in Nanterre, France. According to the article, the complaint alleges various financial and accounting improprieties relating to us, including misleading financial disclosure, insider trading and abuse of corporate assets. The article states that the complaint relates to the structuring of our acquisition of Albright & Wilson, which took place in March 2000. The AMF notice described above under “—AMF administrative proceeding” included an attached report that indicated that this same shareholder had filed another criminal complaint in June 2004, alleging that our financial disclosure in 2001 and 2002 relating to the valuation of Albright & Wilson, ChiRex and deferred tax assets was misleading.

o

On March 25, 2005, a French newspaper reported that another shareholder had filed a criminal complaint alleging abuse of corporate assets at the time of the creation of Rhodia. A French association of minority shareholders claims to have joined these proceedings as a civil party. This article also stated that a judicial investigation had commenced at the request of the public prosecutor in October 2004.

Other litigation

We are involved in proceedings in India brought by the Securities and Exchange Board of India (“SEBI”), which is seeking to require us to launch a public tender for 20% of the shares of Albright & Wilson Chemicals India Limited (“AWCIL”), a listed subsidiary of the group formerly known as Albright & Wilson, which we acquired in 2000. AWCIL is a listed Indian subsidiary of which we now own 72.79%. We would be required to acquire shares at

Back to Contents

a price of 278 rupees per share, based on the value of those shares at the time of our acquisition of Albright & Wilson, and increased by interest accrued since 2000. An adverse decision by the SEBI would result in an increase in our holding of AWCIL from 72.79% to 92.79%. We would then be required, as a result of crossing the 90% threshold, to launch a mandatory public tender offer (or “squeeze out”) for the remaining 7.21% of the outstanding shares for the same price. In this case, we would therefore acquire all shares that we currently do not own (27.21%) for a total of approximately €7.2 million. We are contesting the SEBI’s proceeding on the merits. A final decision by the High Court of Mumbai, which is hearing the case on our appeal following an initial unfavorable judgment, is expected to occur during the first half of 2005.

Following a fire at its Roches de Condrieu facility in 2003, Rhodia Eco Services Sulfurique was forced to declare force majeure in a contract with Adisséo for the supply of hydrogen sulphur. As a result, Adisséo initially asserted a claim of damages in the amount of €380,000 as a contractual penalty for the supply failure. In addition, Adisséo is seeking to enforce a contractual call option for the transfer of Rhodia Eco Services Sulfurique’s hydrogen sulphur business unit, including its activity and equipment, to Adisséo for one euro. This matter is currently in arbitration proceedings before the Association Française d’Arbitrage (“A.F.A.”). In proceedings during the fourth quarter of 2004, the plaintiff claimed additional damages, which we believe are without foundation. On November 21, 2004, we received an additional claim from Adisséo for monetary damages for losses sustained by Adisséo as a result of the fire, including lost revenues. We are contesting Adisséo’s claims on the merits.

On November 8, 2004, we received notification of a claim from Innophos, a portfolio company of Bain Capital, with respect to amounts claimed by the Mexican National Water Commission for water usage at an Innophos plant in Coatzacoalcos, Mexico during the period between 1998 and 2002. The total amount of the claim is 1,506,230,081 Mexican pesos (approximately €100 million) in fees, interest and penalties. We sold the Coatzacoalcos plant to Bain Capital in August 2004 as part of the disposal of our North American specialty phosphates business, which became Innophos, and pursuant to the agreement, gave customary indemnities as to the business sold. In order to protect our interests, we informed Bain Capital that we were assuming direct responsibility, subject to certain limitations and reservation of rights, for defending the claim made by the Mexican National Water Commission. Since then, we have worked closely with Innophos to prepare an answer which has been filed, on behalf of Innophos, on January 17, 2005. We believe that strong defenses exist with respect to the Mexican National Water Commission’s claims and that they should be dismissed and/or substantially reduced. We disagree with Innophos, however, as to the exact nature of our contractual obligations with respect to this claim. Innophos filed a suit against us in that regard before the Supreme Court of the State of New York in December 2004.

On January 3, 2005, in connection with the purchase from LaRoche Industries of its Chloralp business, we entered into a definitive settlement agreement with respect to all pending and threatened litigations between the parties.

In the United States, on January 14, 2004, one of our subsidiaries, Rhodia Inc., entered into a plea agreement with the U.S. Department of Justice in which it acknowledged the violation of certain provisions of the U.S. Federal Resource Conservation and Recovery Act regarding waste storage at its former phosphorous manufacturing plant in Silver Bow, Montana. Rhodia Inc. also entered into an agreement with the U.S. Environmental Protection Agency regarding future assessment and remediation of certain contamination at the site. This plea agreement was reviewed at a sentencing proceeding in April 2004. An $18 million fine was paid in 2004 and Rhodia Inc. is subject to a five year probation. In addition, Rhodia Inc. entered into an agreement with the U.S. Environmental Protection Agency regarding future assessment and remediation of certain contamination at the site. The precise nature of the remedial action, however, has not yet been determined, and actual costs could exceed amounts recorded as a provision or disclosed as a contingency depending on the method of remediation required, as finally approved by the relevant authorities. As further described below, Rhodia Inc. is currently suing the former owners/operators of the Silver Bow site, in order to recover clean-up costs related to this site.

Back to Contents

Significant procedures filed by Rhodia

Regarding the Silver Bow site (Montana, United States): After several unsuccessful approaches beginning in November 2003 to Aventis by both Rhodia and Rhodia Inc., a formal legal notice was sent to Sanofi-Aventis on October 8, 2004, in order to claim contribution for present and future environmental clean-up costs related to the Silver Bow site. In the absence of satisfactory answer from Sanofi-Aventis, Rhodia Inc., which never operated the Silver Bow site, filed a complaint against Sanofi-Aventis and Bayer CropScience Inc. with the U.S. District Court for the District of New Jersey on December 29, 2004, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and New Jersey state law to recover clean-up costs.

Regarding the Cubatao site (Brazil): In the absence of a satisfactory answer from Sanofi-Aventis to a formal legal notice sent on January 5, 2005, Rhodia Brasil and Rhodia filed a complaint against Sanofi-Aventis on March 15, 2005, before the commercial court of Sao Paulo. This claim pursues the recovery of costs unfairly borne by Rhodia Brasil and directly related to the operation by Rhône-Poulenc of this site, which was definitively closed in 1993.

Regarding other environmental and employees’ pension liabilities: In the absence of a satisfactory answer from Sanofi-Aventis to our formal request of preliminary conciliation sent on February 1, 2005, in respect to the dispute resolution procedure provided for by indemnification agreements concluded with Rhône-Poulenc on May 26, 1998, we officially notified Sanofi-Aventis of the launch of an arbitration procedure on April 13, 2005. We are currently claiming:

(i) regarding environmental liabilities:

- a payment of €125 million, which corresponds to the estimated remaining net amount of all environmental costs paid or accrued as of December 31, 2004, relating to sites transferred by Rhône-Poulenc, which were not covered by either Rhodia’s reserves recorded at the time of its initial public offering or by payments received pursuant to the Rhône-Poulenc Environmental Indemnification Agreement;

- an additional adequate coverage for future potential environmental liabilities relating to the Rhône-Poulenc transferred sites exceeding the amount accrued for as of December 31, 2004; and

(ii) regarding employee pension liabilities:

- a payment of €281 million representing the total actuarial losses disclosed as of December 1998 before the second offering by Rhône-Poulenc of Rhodia shares; and

- a payment of €164 million representing the increase from December 1998 to December 2004 of the projected benefit obligation related to Rhône-Poulenc’s French supplementary retirement plan that was transferred to Rhodia as of December 31, 1997; we are also asking for additional adequate coverage for all costs necessary to fully fund the transfer of such liabilities out of Rhodia's accounts.

All the amounts claimed in the above-described legal proceedings are already fully accrued or disclosed in Rhodia's financial statements.

Back to Contents

Dividend Policy

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

Year to which dividend related	Dividend per share (1)	Dividend per share including avoir fiscal(1)
	€	€
2000	0.40	0.60
2001	0.12	0.18
2002	0.12	0.18
2003	—	—
2004(1)	—	—

____________________

(1)

Not adjusted to reflect the issuance of 448,272,970 new shares on May 7, 2004.

(2)

Submitted for approval to the shareholders’ meeting to be held on June 23, 2005.

Our Board of Directors decided not to propose payment of a dividend in 2005 in respect of fiscal year 2004. The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of our Board of Directors and approval by the stockholders at the stockholders’ annual meetings. We will only be able to pay dividends if our financial performance, general business conditions and our management’s business plans permit it. In addition, certain of our financing agreements include covenants limiting our ability to declare dividends. The Refinancing Facilities Agreement includes limitations on our ability to pay dividends or to repurchase or cancel our shares. Unconsolidated statutory net income in each fiscal year (after deduction for depreciation and provisions), as increased or reduced, as the case may be, by any income or loss of ours carried forward from prior years, less any contributions to the reserve accounts pursuant to law or to our by-laws, is available for distribution to our stockholders as dividends. We intend to dedicate all available funds to our debt reduction and business; therefore, we do not intend to distribute dividends in the medium term.

Under French law, we are required to allocate 5% of our unconsolidated statutory net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund before a dividend may be paid with respect to that year. Funds must be allocated until the amount in such reserve funds is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital as increased or reduced from time to time. The legal reserve constitutes a legal guarantee for third parties dealing with us and, accordingly, it may not be distributed to stockholders, nor used by us to purchase treasury shares. In the event of loss, the reserve funds will be used to compensate such loss in the absence of any other available reserve. As of December 31, 2004, our legal reserve was equal to approximately 5% of the nominal value of our share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis.

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

In addition, if we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our Board of Directors may, without stockholder approval, distribute interim dividends, to the extent such distributable income is available, subject to French law and regulations.

In addition, our by-laws authorize the stockholders, in an ordinary general meeting, to authorize the grant to each stockholder of an option to receive all or part of any annual or interim dividends in either cash or in our shares. For dividends or interim dividends paid in shares, prior authorization by a stockholders’ meeting is required.

Back to Contents

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

Any dividends paid to U.S. holders of shares or ADSs who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S.-France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. As regards dividends paid by our Company in 2004, U.S. holders of shares or ADSs who are individuals and who are residents of the United States may have been entitled to claim for a refund of the French avoir fiscal, less applicable French withholding tax at a rate of 15%. However, the avoir fiscal is abolished with respect to dividends paid from 2005 January 1. See “Item 10. Additional Information—Taxation” for a summary of these and other French and U.S. tax consequences to holders of shares or ADSs. Prospective purchasers of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

Back to Contents

Item 9. The Offer and Listing

Trading Markets

Our ordinary shares are traded on the Eurolist by Euronext™ market (Compartment B) of Euronext Paris, their principal trading market, under the ISIN code FR0000120131. In the United States, the ordinary shares trade in the form of American Depositary Shares issued by Citibank N.A. as depositary, each representing one ordinary share (the “ADSs”). Our ADSs are listed on the New York Stock Exchange where they trade under the symbol “RHA”.

The table below sets forth, for the periods indicated, the reported high and low last sales prices in euro for our ordinary shares on the Eurolist by Euronext™ of Euronext Paris (source: Dow Jones) and the high and low sales prices in dollars for the ADSs on the NYSE (source: Dow Jones).

	Euronext Paris price per share		NYSE price ADS
Calendar period	High	Low	High	Low
	€	€	$	$
April 2005	1.60	1.29	2.30	1.72
March 2005	1.94	1.46	3.08	1.93
February 2005	1.94	1.69	3.20	2.53
January 2005	1.88	1.63	2.80	2.28
December 2004	1.83	1.54	3.14	2.36
November 2004	1.81	1.37	2.75	1.77
October 2004	1.51	1.13	1.93	1.53
2004 full year	2.57	0.88	5.05	1.13
First quarter	2.57	1.40	5.05	2.65
Second quarter	1.64	0.98	3.10	1.25
Third quarter	1.20	0.88	1.56	1.13
Fourth quarter	1.83	1.13	3.14	1.53
2003 full year	8.44	2.91	8.64	3.61
First quarter	8.44	4.25	8.64	4.88
Second quarter	6.20	4.79	6.81	5.35
Third quarter	7.00	5.10	7.75	5.86
Fourth quarter	5.67	2.91	6.45	3.61
2002	12.40	5.75	11.35	5.75
2001	17.00	5.01	15.95	5.60
2000	23.63	11.90	24.19	10.50

Stock Options

Our stock option plans are described in “Item 6. Directors, Senior Management and Employees—Employee and Director Share Ownership” and in Note 29 of the Consolidated Financial Statements.

Trading Practices and Procedures on Euronext Paris Markets

General

Effective September 22, 2000, after the successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF,” the Amsterdam Stock Exchange and the Brussels Stock Exchange merged to create Euronext N.V., the first pan-European stock exchange. Through the exchange offer, all the stockholders of the SBF, the Brussels exchanges and the Amsterdam exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. on October 27, 2000. Euronext N.V. is currently comprised of Euronext Paris, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and the London International Financial Futures and Options Exchange (“LIFFE”).

Back to Contents

Securities quoted on any of the stock exchanges participating in Euronext cash markets are traded and cleared through common Euronext platforms: NSC is the common platform for trading and Clearing 21 for clearing. LIFFE CONNECT™, the LIFFE trading platform, is already used for all Euronext futures and options. Euronext Paris has achieved the implementation of a central clearinghouse of settlement and of custody structures. However, these securities will remain listed on their respective local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of securities to Euronext Paris’ trading markets, as well as for the regulation of these markets.

Euronext N.V. has been listed on Eurolist by Euronext™ (previously the Premier Marché) of Euronext Paris since July 2001. In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. On February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) became a wholly-owned subsidiary of Euronext N.V. and was therefore renamed Euronext Lisbon.

Euronext Paris

As from February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market “Eurolist by Euronext™” which is operated by Euronext Paris. In accordance with Euronext Paris rules as modified, the shares issued by domestic and other companies are classified in capitalisation compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•

Compartment A comprises the companies with a market capitalisation above 1 billion euros;

•

Compartment B comprises the companies with a market capitalisation between 150 million and up to and including 1 billion euros; and

•

Compartment C comprises the companies with a capitalisation below 150 million euros.

Our ordinary shares have been classified in Compartment B of the Eurolist by Euronext™ market.

In addition, securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC which is also operated by Euronext Paris.

Securities listed on Eurolist by Euronext™ are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities in the category “Continu” or the category “Fixing,” depending on the trading volume of the Securities. Our ordinary stocks are placed in the category Continu, which includes the most actively traded securities.

Securities listed on Eurolist by Euronext™ are traded through authorized financial institution that are members of Euronext Paris.

For Continu securities, trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. with a closing auction at 5:30 p.m. during which transactions are recorded but not executed, a closing auction at 5:30 p.m. and a “trading at last phase” from 5:30 p.m. to 5:40 p.m. Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most actively traded securities. Euronext Paris publishes a daily official price list that includes, among other things, price information on listed securities. In addition, from 5:30 p.m. to 5:40 p.m., trading can take place at the closing auction price. Trading in a security after trading hours can be effectied within a range price of 1% of the closing price.

Back to Contents

Euronext Paris may temporarily reserve trading in a security listed in Continu on Eurolist by Euronext™ if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference base. Trading may be suspended for up to four minutes. The thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Euronext Paris may display an indicative trading price during such reservation period. Once trading has commenced, further suspensions for up to four minutes are also possible. Euronext Paris also may suspend trading of a security listed on Eurolist by Euronext™ in other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in exceptional cases, the Autorité des marchés financiers or AMF, the regulatory authority established by the French Financial Security Law of August 1, 2003 (loi de sécurité financière) from the merger of the Commission des opérations de Bourse (the “COB”), the Conseil des marchés financiers (the “CMF”) and the Conseil de discipline de la gestion financière (the “CDGF”), may also request a suspension in trading.

Trades of securities listed on Eurolist by Euronext™ are settled on a cash settlement basis (“au comptant”) on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (ordre stipulé à règlement livraison différé, or “OSRD”) for a fee. The OSRD allows stockholders to benefit from certain leverage and other special features of the former monthly settlement market (marché à règlement mensuel). The OSRD is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million on Euronext Paris S.A. and that are cited on the list published by Euronext Paris. Our shares are eligible for the OSRD service. Investors in shares eligible for OSRD service can elect on the determination date (date de liquidation), which is at the latest the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

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

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist by Euronext™ are cleared and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Purchase and Trading by Rhodia in Its Own Shares

Purchase of our own shares

In accordance with French law, we may not subscribe for our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase our own shares up to 10% of our share capital in connection with a share repurchase program prospectus (note d’information) that receives a visa of the AMF either 15 days before such shareholders’ meeting or immediately after the Board of Directors implements such a program.

In addition, we may not repurchase an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

Back to Contents

We must hold any shares that we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by Rhodia are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The stockholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the stockholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other stockholders on a prorata basis.

As at December 31, 2003 and December 31, 2004, our Company held no treasury shares, nor carried out transactions on Its treasury Shares.

The combined shareholders meeting of March 31, 2004 authorized the Board of Directors to repurchase and dispose of up to 10% of the share capital of our Company at a maximum purchase price of €15 and a minimum sale price of €1. To date this program has not been used and has not been subject to a share repurchase program prospectus (note d’information), submitted to the approval (visa) of the AMF.

The Board of Directors will submit to the next general shareholders’ meeting, which will be held on June 23, 2005, a resolution to authorize the Board of Directors to repurchase and dispose of up to 10% of our shares at a maximum purchase price of €3.00. Pursuant to such authorization, and subject to the French law and AMF rules, we may proceed with repurchases in order to:

•

provide shares to the employees and executives of our Group under a profit-sharing or stock option plan;

•

remit shares upon exercise of rights attached to securities granting access to our share capital;

•

deliver shares in payment or exchange in the case of an external growth transaction;

•

stimulate the market of our shares by means of a liquidity contract with an independent investment firm with a code of business ethics recognized by the AMF; and

•

proceed with any other operation compliant with AMF market practice rules and, more generally, any other operation compliant with French law.

If Rhodia’s Board of Directors implements a repurchase program in place, a share repurchase program prospectus (note d’information) will be submitted to the AMF for approval.

Trading in our own shares

Pursuant to the regulations of the European Union and the AMF, we may not trade in our own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:

•

the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venues where the purchase is carried out;

•

when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid;

Back to Contents

•

the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In addition, in order to benefit from the exemption provided by the regulations of the European Union and the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•

selling of its own shares during the life of the program;

•

trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities;

•

trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.

However, these requirements do not apply if:

•

the issuer has in place a time-schedule share repurchase program; or

•

the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.

Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.

In addition, as the case may be, we will disclose, at least once a month, specified information regarding transactions.

Back to Contents

Item 10. Additional Information

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French stockholders to own or, where applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable (prior authorization) prior to acquiring a controlling interest in a French company.

However, pursuant to the French decree No. 2003-196 of March 7, 2003, the acquirer/investor must file a déclaration administrative (administrative notice) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company’s share capital or voting rights is regarded as a direct investment subject to a déclaration administrative.

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-French resident be handled by an authorized accredited intermediary. In France, all registered banks and substantially all credit establishments (établissements de crédit) are accredited intermediaries.

Material Contracts

For a summary of our material contracts see “Item 7. Major Stockholders and Related Party Transactions—Agreements with Aventis” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Refinancing Facilities Agreement”.

By-laws

We are a société anonyme, a form of French corporation, incorporated under the laws of France.

Our registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex. We are registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. For more information about the Company, please see “Item 4. Information About Rhodia—Corporate History”.

The information below is a summary of the material information concerning our share capital, together with material provisions of applicable French law and of our by-laws (statuts), as amended on May 7, 2004. An unofficial English translation of the by-laws is included as an exhibit to this Annual Report. You may obtain copies of our statuts in French from its registered office. Please refer to those full documents for additional details.

Share Capital

At March 31, 2005, our share capital was €627,582,158 divided into 627,582,158 fully paid up shares with a nominal value of €1 per share.

Back to Contents

Board of Directors

For a discussion of Directors’ powers under French law and our by-laws, see “Item 6. Directors, Senior Management and Employees—Board of Directors, Chairman and/or Chief Executive Officer”.

Stockholders’ Meetings and Voting Rights

In accordance with French law, there are three types of stockholders’ general meetings: ordinary, extraordinary and special.

Ordinary general meetings are required for matters such as the election, replacement and removal of Directors, the allocation of fees to the Board of Directors, the appointment of statutory auditors, the approval of annual financial statements and Consolidated Financial Statements, the declaration of dividends or authorization of dividends to be paid in shares and the approval of regulated agreements.

Extraordinary general meetings are required for the approval of matters such as amendments to our by-laws, approval of mergers, the change of our corporate name or our corporate purpose, increases or decreases in share capital, the creation of a new class of equity securities (common or preferred shares), the authorization or approval of the issuance of any securities giving rights to equity securities, and the voluntary liquidation of the Company prior to the end of its statutory term.

Special meetings of stockholders of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights attached to such category of shares or for any modification of the terms of such securities giving access to the Company’s share capital. The resolutions of the stockholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary General Meetings

French law requires our Board of Directors to convene an annual ordinary general meeting of stockholders for approval of the annual and Consolidated Financial Statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). Our Board of Directors may also convene an ordinary or extraordinary general meeting of stockholders upon proper notice at any time during the year. If our Board of Directors fails to convene a stockholders’ meeting, our statutory independent auditors may call the meeting. In the event of a bankruptcy the liquidator or the court-appointed agent may also call a stockholders’ meeting in some instances. Any of the following may request the court to appoint an agent to convene a stockholders’ meeting:

•

one or several stockholders holding at least 5% of our share capital;

•

the auditors;

•

any interested party, including the Workers Committee, in emergency situations; or

•

certain duly qualified associations of stockholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our Company;

•

majority shareholders in share capital or voting rights after a public tender offer or the acquisition of controlling block of shares.

Back to Contents

Notice of stockholders’ meetings

Annual stockholders’ meetings are called in accordance with French Law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting. In accordance with French law, we must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion) published in the Bulletin des annonces légales obligatoires (the “BALO”). Such preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of meeting, the preliminary agenda, a draft of the resolutions to be submitted to the stockholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by proxy.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. A notice must be sent by mail to all registered stockholders who have held shares for more than one month prior to the date of publication of the final notice in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice to the AMF.

Typically, stockholders can only vote on matters included in the agenda for the meeting. However, stockholders may vote on the dismissal of Directors under certain circumstances and on certain miscellaneous matters even if they are not included on the agenda. Additional resolutions to be submitted for approval by the stockholders at the meeting may be submitted to the Board of Directors within ten days of the publication of the preliminary notice in the BALO by one or several stockholders holding a specified percentage of our share capital, by the “Workers Committee (Comité d’entreprise)”, or by a duly qualified association of stockholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of our voting rights. The Board of Directors must submit these resolutions to a vote of the stockholders. On April 29, 2005, we received two draft resolutions from a French association of minority shareholders (ADAM), acting pursuant to a mandate from one of our shareholders (Valauret), calling for the removal of Yves René Nanot and Hubertus Sulkowski from our Board of Directors.

In addition to rights to certain information regarding our Company, any stockholder may, from the publication of the final notice to convene the stockholders’ meeting until the date of the meeting, submit to our Board of Directors written questions relating to the agenda for the meeting. Our Board of Directors must respond to such questions during the general meeting.

Attendance and voting at stockholders’ meeting

Each share confers on the stockholder the right to one vote. Participation of stockholders at a stockholders’ meeting is not restricted in any way. Pursuant to our by-laws, a stockholder does not need to have a minimum number of shares in order to be able to attend or be represented at a general meeting or to vote by videoconference or any other means of telecommunication which allows the shareholders to be identified.

Under French law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not counted for quorum and majority purposes.

Pursuant to our by-laws, holders of registered shares may participate in a general meeting only if they are registered in a stockholder account maintained by us, or by Société Générale, service relations sociétés émettrices, assemblées générales, BP 81236, 32, rue du Champ de Tir, 44312 Nantes Cedex 3, France, acting as financial intermediary appointed by us, at least two days before the meeting. A holder of bearer shares must obtain a certificate (certificat d’immobilisation) from the financial intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must indicate that these shares are not transferable until the time fixed for the meeting. Pursuant to our by-laws, the holder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting.

Back to Contents

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

Proxies and votes by mail

In general, all stockholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Stockholders may participate in general meetings either in person, by proxy or by mail or, if provided for by the by-laws and decided by the Board of Directors, by video-conference. As mentioned above, our by-laws provide for the possibility of participation by video-conference or any other means of telecommunication that allows the stockholders to be identified. Stockholders’ votes are counted in proportion to the number of shares they hold. This practice has not yet been implemented by the Board, however.

We will send proxy forms and postal vote forms to any stockholder on request. In order to be counted, the completed form must be returned at our registered office or at any other address indicated on the notice convening the meeting, no later than two days prior to the date of the general meeting pursuant to our by-laws. French law and our by-laws provide that stockholders may send their proxy form and postal vote form for any general meetings either in paper form or, subject to a prior decision of the Board of Directors published in the preliminary notice of meeting and final notice, by remote transmission.

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

Representation of non-French residents

Pursuant to French law, a stockholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “Form, holding and transfer of shares—Holding of shares”) if:

•

the registration of such an intermediary, in the form of a collective account or in several individual accounts, has been made with the account keeper;

•

such an intermediary has declared, when opening one or several accounts with the account keeper, that it is an intermediary holding shares on someone’s behalf, under conditions imposed by French Law; and

•

such an intermediary has, upon our or Société Générale’s request, disclosed the identity of the non-resident holders of the shares whose voting rights are exercised.

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

Back to Contents

Quorum

Under French law, a quorum requires the presence, in person, by mail or by proxy, or by any means including remote data transmission, in accordance with applicable laws and our by-laws, of stockholders holding at least (i) 25% of the shares entitled to vote, in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums, or (ii) 33 1/3 of the shares entitled to vote, in the case of any other extraordinary general meeting.

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

In general, and pursuant to our by-laws each of our stockholders is entitled to one vote per share, subject to the limitations described above and under “Requirements for Holdings Exceeding Certain Percentages” below.

Under French law, any of our shares held by us or by entities controlled directly or indirectly by us have no voting rights and do not count for quorum or majority purposes.

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

Pursuant to the French Financial Security Law of August 1, 2003, the Chairman of our Board prepared a special report to the annual general stockholders’ meeting regarding the terms of preparation and organization of the workings of our Board of Directors, the terms of internal controls procedures implemented by our Company and the restrictions, if any, that our Board of Directors has placed on powers granted to the Chief Executive Officer (Directeur général). More precisely, this report describes our internal control objectives, the organization of internal control participants and internal control procedures in place. This report will be presented to the combined extraordinary and ordinary stockholders’ meeting of June 23, 2005.

Dividends

We may only distribute dividends to our stockholders from our stand-alone net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our by-laws.

Back to Contents

Legal reserve

French law provides that French sociétés anonymes such as our Company must allocate 5% of their unconsolidated statutory net profits in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in that fund equals 10% of the aggregate nominal amount of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. The legal reserve constitutes a legal guarantee for third party dealing with us and, in this respect, they may not be distributed to stockholders, nor used by us to purchase treasury shares. In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve. At December 31, 2004, our legal reserve was approximately €32 million.

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

Increases in Share Capital

Pursuant to French law, we may increase our share capital only with our stockholders’ approval at an extraordinary general meeting. We may increase our share capital by issuing common or preferred shares, by issuing a new class of equity securities or by increasing the nominal value of our existing shares. Increases in share capital by issuing common or preferred shares may be effected by issuing such securities:

•

for cash;

•

subject to certain conditions, in satisfaction of our indebtedness;

•

for assets contributed in kind;

Back to Contents

•

by capitalization of our profits, reserves or share premiums, in which case additional shares will be issued and delivered to our stockholders free of charge;

•

upon conversion, exchange or redemption of debt securities previously issued; or

•

upon the exercise of any such rights attached to securities giving rights to common or preferred shares including warrants or stock options shares.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary stockholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the stockholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “stockholders’ meetings and voting rights”.

Since the ordinance No. 2004-604 of June 24, 2004, the stockholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in our share capital to the Board of Directors. The Board of Directors may further delegate this right to the Chief Executive Officer and with his agreement, to one or several Directeurs généraux délégués.

Under French law, each time the stockholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except when the increase in share capital results from an earlier issue of securities giving rights to shares), they must decide whether or not to proceed with a capital increase reserved to the employees of the Company and its subsidiaries or, on whether or not to delegate to the Board of Directors the authority or powers to carry out such reserved capital increase.

Resolutions will be submitted for approval at the combined extraordinary and ordinary general shareholders’ meeting of June 23, 2005.

Decreases in Share Capital

According to French law, we may decrease our share capital only with our stockholders’ approval at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase its own shares, all holders of shares must be offered the possibility to participate in such a reduction. There are two ways by which we may reduce our share capital: by decreasing the nominal value of our outstanding shares or by reducing the number of outstanding shares. We may reduce the number of outstanding shares either by exchanging shares or, if the reduction is not due to losses incurred by us, by repurchasing and canceling shares. Holders of each class of shares must be treated equally unless each affected stockholder agrees otherwise.

Preferential Subscription Rights of Stockholders

Under French law, current stockholders have preferential subscription rights to subscribe on a pro rata basis for issuances of new shares or other securities giving rights, to our share capital issued by us for cash. These preferential subscription rights require us to give priority treatment to our stockholders. Stockholders may waive their preferential rights in respect of a particular offering, either individually or as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, stockholders may transfer their preferential subscription rights, if they have not previously waived these rights. Also, during this period, preferential subscription rights may be listed on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that our Board of

Back to Contents

Directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The stockholders may also decide at an extraordinary general meeting to give the existing stockholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time set by French law. Stockholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

For additional information, see “Item 3. Key Information—Risk Factors—Risks Related to our Shares and to our ADSs”.

Form, Holding and Transfer of Shares

Form of shares

Our by-laws provide that our shares may, at the stockholder’s option, be held either (i) in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution, or (ii) in registered form in its name in an account maintained by Société Générale for us and on our behalf. A stockholder may, at his own choice and his expenses, change from one form of holding to the other.

Holding of shares

In accordance with French law concerning the dematerialization of securities, ownership rights of stockholders are represented by book entries instead of share certificates. We maintain a share account with Euroclear France S.A. (“Euroclear”) with respect to all shares in registered form, which is administered by Société Générale acting on our behalf as our agent. In addition, we maintain separate accounts in the name of each stockholder either directly or through the stockholder’s accredited intermediary. Each stockholder’s account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Société Générale, as a matter of course, issues confirmations to each registered stockholder as to shares registered in the stockholder’s account. However, these confirmations are not documents of title.

Shares held in bearer form are held on the stockholder’s behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear, which is separate from our share account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. If this alternative is adopted, the shares are referred to as being in bearer form, although no bearer document of title is issued by us or on its behalf with respect to them. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear.

Our by-laws permit us to request at any time that Euroclear provide us, among other things, with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held and if applicable, the restrictions relating to such securities.

In addition, according to French law, shares held by any non-French resident may be held in a collective account or in several individual accounts by an intermediary acting on the stockholder’s behalf. The intermediary must declare that it is acting as an intermediary and may be requested by us to provide the identity of the stockholders on whose behalf it is acting.

Transfer of shares

Our by-laws do not contain any restrictions relating to the transfer of shares, other than those provided for by French law and regulations.

Back to Contents

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

Identification of Stockholders

Our by-laws permit, in accordance with applicable legislation, the use of a procedure known as titres au porteur identifiables, according to which Euroclear (or any clearing agent that may replace Euroclear) will, upon our request at any time, disclose all or selected information regarding our stockholders, including name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of shares or securities that have or may in the future have a voting right held by such stockholder that have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that may apply to these shares or securities.

Pursuant to applicable law, the accredited intermediary that holds shares or securities in bearer form on behalf of a stockholder must transmit the above requested information to Euroclear within 10 business days following the request. If the time limit is not complied with or if the information is inaccurate or incomplete, Euroclear may ask French courts to compel the accredited intermediary to comply with its duties. Within 5 days after such transmission, the information is provided by Euroclear to us on a confidential basis.

If we consider that in turn the holder of bearer shares or securities whose identity has been disclosed holds shares or securities on behalf of third parties, we may renew our request indefinitely through Euroclear until we find the actual owner of our shares or securities.

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

If the person does not transmit the above requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the owners of our securities, the voting rights of the shares or the securities giving immediate or future access to our share capital for which such person is registered cannot be exercised until such date as such information has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date. In addition, if the person knowingly fails to comply with the obligation to disclose the identity of the relevant security owner, a court may, at our request or at the request of one or several stockholders representing at least 5% of our share capital, deprive some or all the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

According to French law, any entity holding more than 2.5% of our share capital or voting rights must disclose, upon our request, the identity of any individual or entity holding, directly or indirectly, more than 1/3 of its share capital or voting rights attached hereto.

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that directly or indirectly becomes the owner of more than 5%, 10%, 20%, 33 1/3, 50% or 66 2/3 of the outstanding shares or voting rights of a listed company in France, such as our Company, or whose holdings fall below any of these thresholds, must notify us within 5 trading days of crossing the threshold of the number of shares

Back to Contents

and voting rights it holds. The individual or entity also must notify the AMF within 5 trading days of crossing any of these thresholds. A stockholder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The stockholder will not regain these voting rights until 2 years following the date that it notifies the AMF of having crossed this threshold. Also, a stockholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to 5 years by the commercial court at the request of our Chairman, any of our stockholders or the AMF, or may be subject to criminal penalties and fines.

In addition, our by-laws provide that any individual or legal entity that comes to acquire, acting alone or jointly with others, directly or indirectly, 0.5%, or any multiple of 0.5% up to 50%, of (i) the total number of our shares and/or voting rights at the time of the acquisition; (ii) the total number of our shares and/or voting rights on a fully diluted basis; or (iii) any class of other securities giving access immediately or subsequently to our capital or voting rights must notify us within 5 trading days by registered mail incorporating a proof of delivery slip, of the total number of current and potential shares and voting rights it holds. The holder will also indicate the date of acquisition of such securities. The same notification requirement applies to each subsequent increase and to any decrease in ownership of 0.5% or any multiple of 0.5%. Mutual fund management companies must report this information for the aggregate number of our voting rights attached to our shares held by the funds they manage.

If a person does not comply with this statutory notification requirement, one or more stockholders holding 0.5% or more of our share capital may, upon request recorded in the minutes of the stockholders’ meeting, require the suspension of the voting rights attached to the shares or the securities in excess of the relevant threshold for 2 years following the date on which the owner complies with the notification requirement. This loss of voting rights for securities giving access to our share capital shall only be effective as of the date of ownership of said capital. In addition, any stockholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to 5 years by the Commercial Court at the request of our Chairman, any stockholder or the AMF and may be deprived of dividends.

Under French law, any person or persons, acting alone or in concert with others, who acquire more than 10% or 20% of our outstanding share capital or our voting rights, either through shares or ADSs, must fill a report within ten trading days following the threshold crossing to us and the AMF. In this report, the acquirer must indicate whether or not he intends, within the 12-month period following the acquisition, to increase his shareholdings and to request nomination on our Board of Directors and whether they are acting in concert with others. The AMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or stockholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding threshold crossings described above.

To permit stockholders to give the notice required by French law, we must publish pursuant to our by-laws, information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of our annual general meeting in the BALO within 15 calendar days after this meeting and inform the AMF thereof. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, we must publish the number of votes then available in the BALO within 15 calendar days of this change and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to Citibank, our ADS depositary bank, notifications regarding shares represented by ADRs and Citibank will forward the notification to us and the AMF as soon as practicable.

Back to Contents

Under the regulations of the AMF and subject to its limited exemptions, any person or persons acting in concert who come to own more than 33 1/3 of the share capital or voting rights of Rhodia must initiate a public tender offer for the balance of our share capital and for the balance of the securities giving access to our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Purchase of our Own Shares

Under the French Commercial Code, we may not issue shares to ourselves. However, we may purchase our own shares in the limited cases described in “Item 9. The Offer and Listing—Purchase and Trading by Rhodia in Its Own Shares”.

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

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of our shares if the following apply to you:

•

you are not a French resident for French tax purposes; and

•

you have held, either directly or indirectly, alone or with relatives, not more than 25% of our dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any of our shares.

If you transfer shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% (1.1% from 2006 on) of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3.049 per transfer (€4,000 from 2006 on). However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of dividends

Withholding tax and French tax credit. In France, companies may only pay dividends out of income remaining after tax has been paid. When stockholders resident in France received dividends from French companies in 2004, such dividends generally carried a tax credit known as the avoir fiscal.

Pursuant to the French Budget Law for 2004 (No. 2003-1311 dated December 30, 2003), French resident non-individual stockholders are no longer entitled, since January 1, 2005, to use the avoir fiscal attached to dividends paid in 2004. Only French resident individual stockholders may use the avoir fiscal attached to dividends paid in

Back to Contents

2004. French resident individual stockholders will no longer be entitled to the avoir fiscal with respect, only, to distributions paid from 2005 on.

With respect to dividends paid as of January 1, 2005, French resident individual stockholders will nonetheless be entitled to a new tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on their marital status. Non-individual stockholders will not be entitled to this newly implemented tax credit.

Thus, dividends that we paid to French resident individual stockholders in 2004 generally carried an avoir fiscal equal to 50% of the distribution that may be used by these holders in 2005. However, French resident non-individual stockholders will not be entitled to use in 2005 any avoir fiscal attached to distributions made by us in 2004.

Under French domestic law, dividends paid to stockholders who are not residents in France are normally subject to a 25% French withholding tax and such non-residents are not eligible for the benefit of the French tax credits (i.e., the avoir fiscal as regards dividends paid in 2004, and from 2005 on, the new tax credit).

Under most tax treaties entered into between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. The stockholder can generally subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

Certain tax treaties further provide for a refund of the avoir fiscal or similar tax credit to certain non-residents.

Generally, when a treaty does not provide for the refund of the avoir fiscal, or when a stockholder, while entitled to the benefits of a treaty, is not entitled to the refund of the avoir fiscal, such stockholder may claim a refund of the précompte (equalization tax due by French companies when they distribute dividends that carry an avoir fiscal out of profits which have not been taxed at the ordinary income tax rate or which have been earned and taxed more than five years before the distribution).

The following countries, French overseas territories, (known as Territoires d’Outre-mer) and other territories have entered into treaties with France that provide for the arrangements summarized below:

Australia	India	Mexico	Switzerland
Austria	Israel	Namibia	Togo
Belgium	Italy	Netherlands	Turkey
Bolivia	Ivory Coast	New Zealand	Ukraine
Brazil	Japan	Niger	United Kingdom
Burkina Faso	Latvia	Norway	United States
Canada	Lithuania	Pakistan	Venezuela
Estonia	Luxembourg	Senegal	Territoires d’Outre-mer
Finland	Malaysia	Singapore	and other:
Gabon	Mali	South Korea	Mayotte
Ghana	Malta	Spain	New Caledonia
Iceland	Mauritius	Sweden	Saint-Pierre-et-Miquelon

Under these treaties, a stockholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

•

a lower rate of withholding tax, generally 15%; and

•

to the extent that it is still available, a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

Back to Contents

Dividends paid in 2004. If the arrangements of any of the above listed treaties applies to a stockholder, such stockholder may have been subject, on the date of payment of the dividend, to the withholding tax at the lower rate provided for by any such treaty rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, provided, however, that this stockholder established his or her entitlement to such lower rate and complied with the filing formalities before the dividend payment date. Otherwise, we must have withheld tax at the full rate of 25% and the stockholders may subsequently claim the refund of the excess tax paid.

Furthermore, if such stockholder was entitled to a refund of the avoir fiscal under the applicable tax treaty, he or she can claim for such a refund on distributions we made in 2004, to the extent only, that he or she is an individual and that he or she files the claim before January 1, 2006.

Finally, any précompte that we paid in cash in 2004 should be refunded to stockholders that are entitled to such refund under the applicable tax treaty, provided, however, that they filed their claim for such refund before January 1, 2005.

Dividends to be paid from 2005 on. As to dividends to be paid from 2005 on to non-French resident stockholders benefiting from the provisions of a tax treaty (regardless of whether such treaty provides for the refund of the avoir fiscal), they should generally continue to be subject, on the date of payment of the dividend, to the withholding tax at the lower rate provided for by such tax treaty (rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate), provided, however, that these non-residents establish their entitlement to such lower rate before the date of payment of the dividend by providing us with a certificate (the Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a non-resident does not file the Certificate before the dividend payment date, we shall withhold French withholding tax at the rate of 25%. Such non-resident will be entitled to claim a refund of the excess withholding tax by completing and providing the French tax authorities with the relevant form before December 31 of the second year following the year during which the dividend is paid.

As regards the new tax credit available to French resident individual stockholders since January 1, 2005, the French tax authorities have not issued guidelines yet to confirm whether non-resident individual stockholders that benefit from a tax treaty which provides for the refund of the avoir fiscal will be entitled to the refund of this new tax credit described above with respect to distributions paid from 2005 on.

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

Wealth tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Rhodia shares if both of the following apply to you:

•

you are not a French resident for the purpose of French taxation; and

•

you own less than 10% of our share capital, either directly or indirectly, and your shares do not enable you to exercise influence on us.

Back to Contents

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

1.

you own (directly, indirectly or through attribution) less than 10% of the outstanding share capital or voting stock of Rhodia;

2.

you are any one of (a), (b), (c) or (d) below and you or the beneficiaries are subject to U.S. federal income taxation on a net income basis:

(a)

an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

(b)

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

(c)

an estate whose income is subject to U.S. federal income tax regardless of its source, or

(d)

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust;

3.

you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, signed August 31, 1994, and any protocols thereto (the “U.S.-France tax treaty”) as a U.S. resident under the “limitation on benefits” article of that treaty;

4.

you are not also a resident of France;

5.

you hold the shares or ADSs as capital assets; and

6.

your functional currency is the U.S. dollar.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares or ADSs.

Special rules may apply to United States expatriates, banks, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others. Those special rules are not discussed in this summary. Furthermore, this discussion is based on current United States

Back to Contents

tax laws and U.S. Internal Revenue Service (the “IRS”) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, administrative pronouncements, and French law and practice, all as in effect as of the date hereof and all of which are subject to change or changes in interpretation, possibly on a retroactive basis. In addition, this summary is based, in part, upon representations made by the Depositary to us and on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. You should consult your own tax advisors concerning the U.S. federal, state or local tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of the U.S.-France tax treaty and the United States Internal Revenue Code of 1986, as amended, if you own ADSs evidenced by ADRs, you will be treated as the owner of the shares represented by such ADSs. Accordingly, in the following discussion, references to shares shall include ADSs unless the context specifically requires otherwise.

Taxation of Dividends

Withholding tax and French tax credits. Under the U.S.-France tax treaty, the rate of French withholding tax on dividends paid to a U.S. holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%.

Dividends paid to such U.S. holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such U.S. holder establishes before the date of payment that he or she is a resident of the United States under the U.S.-France tax treaty in accordance with the procedures described below.

Dividends paid in 2004. As regards distributions made by our Company in 2004, additional provisions of the U.S.-France tax treaty may apply to you and you may thus also be entitled to a refund of the avoir fiscal, net of the 15% withholding tax, provided, however, that you are considered an “eligible” U.S. holder of shares or ADSs. As regards dividends paid by our Company in 2004, you were considered “eligible” if you were an individual U.S. holder that is a resident of the United States for purposes of the U.S.-France tax treaty, if your ownership of our shares or ADSs was not effectively connected with a permanent establishment or a fixed base that you have in France and that you attested that you were subject to U.S. Federal income taxes on the payment of the avoir fiscal and the related dividend.

U.S. holders, other than eligible U.S. holders, are no longer entitled to the refund of the avoir fiscal in respect of dividends paid in 2004.

Such U.S. holders who are not eligible U.S. holders, should, nonetheless be entitled to the refund of any précompte tax that we paid in cash with respect to dividends paid in 2004, subject to certain formalities described below.

Generally, if you are an eligible U.S. holder, we have withheld tax from your dividends paid in 2004 at the reduced rate of 15%, provided that you established that you were a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

1.

you completed French Treasury Form RF1 A EU-No. 5052 and sent it to the French tax authorities before the date of payment of the dividend;

2.

if you could not complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you completed a simplified certificate and sent it to the French tax authorities. This simplified certificate must have stated all of the following five points:

(a)

you are a resident of the United States for the purposes of the U.S.-France tax treaty,

Back to Contents

(b)

your ownership of the shares or ADSs was not effectively connected with a permanent establishment or a fixed base in France,

(c)

you owned all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,

(d)

you fulfilled all of the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal, and

(e)

you claimed the reduced rate of withholding tax and payment of the avoir fiscal.

If you are not an eligible U.S. holder or if you did not complete Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, we will have deducted French withholding tax at the rate of 25%. In that case, you may claim from the French tax authorities a refund of any excess withholding tax by completing and providing the French tax authorities with the Form before December 31 of the second year following the year during which the dividend was paid.

Please note that if an eligible U.S. holder failed to file a completed Form RF1 A EU-No. 5052 or simplified certificate before the dividend payment date, he or she may claim, until December 31, 2005, the refund of the avoir fiscal attached to dividends paid in 2004, by completing and providing the French tax authorities with the Form RF1 A EU-No. 5052. Please note further that U.S. holders other than eligible U.S. holders should obtain a refund of the précompte attached to dividends we paid in 2004 if they filed Treasury Form RF 1 B EU 5053 prior to January 1, 2005.

Any avoir fiscal and any French withholding tax refunds of excess withholding tax are generally expected to be paid within 12 months after you file the Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

Dividends to be paid from 2005 on. Dividends paid from 2005 on to U.S. holders benefiting from the reduced rate of the dividend withholding tax under the U.S.-France tax treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. holder provides before the dividend payment date a residency certificate (the “Certificate”) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a U.S. holder entitled to a reduced withholding tax rate does not file a completed Certificate before the dividend payment date, we shall withhold the French withholding tax at the rate of 25%. Such U.S. holder will be entitled to claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.

If you are a holder of ADSs, you can obtain the Treasury Form RF1 A EU-No. 5052 or the Certificate from the Depositary and also from the United States Internal Revenue Service, and the Depositary will file it with the French tax authorities as long as you deliver a completed document within the requisite time period.

Finally, it should be noted, as regards the new tax credit available to French resident individual stockholders since January 1, 2005, that the French tax authorities have not issued guidelines yet to confirm whether non-resident individual stockholders that benefit from a tax treaty which provides for the refund of the avoir fiscal, as are individual U.S. holders, will be entitled to the refund of this new tax credit described under French taxation of shares above with respect to distributions paid from 2005 on.

For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal or French tax credit paid to you, including any French withholding tax, will be included in your gross income as dividend income. You generally must include these amounts in income on the date payment is actually or constructively received by you, which, if you hold ADSs, will be the date payment is received by the Depositary. Dividends paid by us will not

Back to Contents

give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income, or, in the case of certain U.S. holders, “general category” income.

In addition, for U.S. federal income tax purposes, the amount of any dividend paid to you in euro, including any French withholding taxes, generally will be included in gross income in an amount equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether you convert the payment into U.S. dollars. You may be required to recognize U.S. source ordinary income or loss when you subsequently sell or dispose of the euro. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the U.S.-France tax treaty. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

If you are an accrual method taxpayer, for taxable years beginning before 2005, you must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to your U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. holder may elect to translate French taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.

French withholding tax imposed on the dividends you receive on your shares or ADSs and on any French tax credit at 15% under the U.S.-France tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may instead claim an itemized deduction for all of the foreign taxes you pay in a particular year. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury. You are urged to consult your own tax advisor regarding the availability of foreign tax credits.

Certain U.S. holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France tax treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares or ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. You are urged to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular situation and regarding the computation of your foreign tax credit with respect to any qualified dividend income paid by Rhodia, as applicable.

For U.S. federal income tax purposes, the amount of any précompte, including any French withholding tax, generally will be included in your gross income as dividend income on the date it is received. It will generally

Back to Contents

constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date the précompte is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You generally will be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euro.

Taxation of capital gains

If you are a resident of the United States for purposes of the U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell, exchange or otherwise dispose of your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold, exchanged or otherwise disposed of were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

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

Furthermore, any deposit or withdrawal of shares by you for ADSs will not be subject to U.S. federal income tax.

Taxation of Preferential Subscription Rights Distributed in 2004

We believe that the distribution of preferential subscription rights to U.S. holders in 2004 (the “rights”) will be treated as tax-free for U.S. federal income tax purposes pursuant to section 305(a) of the Code. The rights were distributed to shareholders, but U.S. holders of shares or ADSs were not allowed to receive or exercise rights unless they certified that they were both (1) a “qualified institutional buyer” as defined under the Securities Act of 1933, as amended, and the rules and regulations thereunder, and (2) a “qualified purchaser” within the meaning of Section 3(c) under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Any sale of rights received (or deemed received) by a U.S. holder as a result of the distribution, including the sale by the Depositary of rights in the case of a U.S. holder of ADSs, will result in a capital gain or loss in an amount equal to the difference between the amount realized by the U.S. holder upon the sale of rights and the U.S. holder’s basis in the rights disposed of.

Because the fair market value of the rights exceeded 15% of the fair market value of the shares or ADSs on the date of distribution of the rights, to determine a U.S. holder’s basis in the rights, each U.S. holder is required to allocate its adjusted tax basis in the shares or ADSs held as of the date the rights were distributed between (x) such shares or ADSs and (y) the rights, in proportion to their relative fair market values immediately after the distribution. Capital gain or loss arising from the sale of the rights is generally U.S. source gain or loss and generally will be treated as long-term capital gain or loss if the shares or ADSs with respect to which the rights were distributed were held by the U.S. holder for more than one year prior to the date on which the rights were sold.

Back to Contents

U.S. holders of shares or ADSs that received rights and exercised the rights to acquire additional shares will not recognize a gain or loss from the receipt or exercise of the rights. The tax basis of each share acquired through the exercise of a right will equal the sum of the subscription price plus the tax basis (determined by the allocation method described above) in the right. The holding period of any share acquired by exercising a right will be measured from the date the right was exercised. If a U.S. holder of shares that received rights allowed the rights to expire without exercise, no basis will be allocated to the rights and no loss will be recognized as a result of their expiration.

U.S. holders of shares or ADSs are urged to consult their own tax advisors to determine the exact consequences to them of the receipt, sale, and exercise of the rights for U.S. and other applicable tax purposes.

French estate and gift taxes

Under “the Convention between the United States of America and the French Republic for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French wealth tax

The French wealth tax does not generally apply to the shares or ADSs owned by a U.S. holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

Passive foreign investment company status

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on certain commodities and securities transactions), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe, based on our operations and assets, that we were not a PFIC for the year ended December 31, 2004. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

U.S. information reporting and backup withholding

Distributions paid to you and proceeds from the sale, exchange or other disposition of your shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Back to Contents

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Taxation of Rhodia High Yield Notes Issued May 28, 2003 and May 17, 2004

French Taxation of Notes

The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of our High Yield Notes that were issued on May 28, 2003 and May 17, 2004 (hereinafter in this section, the “Notes”). This summary may only be relevant to you if you are not a resident of France, you do not hold your Notes in connection with a business conducted in France and you do not otherwise hold shares of our Company.

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

European Union Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than July 1 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

This Directive was implemented in French law by the Amended Budget Law for 2003, which imposes on paying agents based in France to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner. These reporting obligations will enter into force with respect to interest payments made on or after the Directive becomes applicable, but paying agents are required to identify the beneficial owners of such payments as from January 1, 2004.

Back to Contents

United States Taxation of Notes

The following discussion is a general summary of certain material U.S. federal income tax consequences of the ownership and disposition of the euro-denominated Notes originally issued in 2003 (“2003 Euro Notes”), the U.S. dollar-denominated Notes originally issued in 2003 (“2003 Dollar Notes”), together, the “2003 Notes”, and the euro-denominated Notes issued with original issue discount in 2004 (“2004 Euro Discount Notes”) and the U.S. dollar-denominated Notes issued with original discount in 2004 (“2004 Dollar Discount Notes”), together, the “2004 Discount Notes”, by a U.S. holder (as defined below) that holds the Notes as capital assets. This summary is based on current United States tax laws and U.S. Internal Revenue Service (the “IRS”) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, and administrative pronouncements, all as in effect as of the date hereof, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may apply to holders subject to special tax rules, including U.S. expatriates, banks, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their Notes as part of a straddle, hedging transaction or conversion transaction, persons whose functional currency is not the U.S. dollar, persons who hold shares or ADSs or Rhodia, and persons that hold their Notes as part of the business property of a permanent establishment of fixed base in France. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Notes, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

You will be a “U.S. holder” if you are the beneficial owner of Notes and are:

(a)   a citizen or individual resident of the United States for U.S. federal income tax purposes;

(b)   a corporation or certain other entities taxable as corporations for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

(c)   an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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

Interest

Interest on 2003 Notes

The gross amount of interest paid on a 2003 Note will be includible in your gross income as ordinary interest income at the time the interest is received or accrued, depending on your method of accounting for U.S. tax purposes. A U.S. holder of 2003 Euro Notes that uses the cash method of accounting for tax purposes will realize interest income equal to the U.S. dollar value of the interest payment, based on the spot exchange rate on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

Back to Contents

A U.S. holder of 2003 Euro Notes that uses the accrual method of accounting for tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to accrue interest income on the 2003 Euro Notes in euros and translate that amount into U.S. dollars at the average spot exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. holder’s taxable year). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. holder of 2003 Euro Notes that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense.

The interest income you receive will be income from sources outside the United States, and with certain exceptions, will be treated separately, together with other items of “passive” income or, in certain cases, “financial services” income, for purposes of computing any foreign tax credit allowable under U.S. federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute “passive category” income or in the case of certain U.S. holders, “general category” income.

Interest on 2004 Discount Notes

The 2004 Discount Notes will be considered to have been issued with original issue discount (“OID”) as such term is defined in the Code and specified Treasury Regulations issued thereunder. For U.S. federal income tax purposes, OID with respect to the Notes is the excess of the stated redemption price at maturity of a 2004 Discount Note over the issue price. The issue price of a 2004 Discount Note is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the 2004 Discount Notes was sold for money. The stated redemption price at maturity of a 2004 Discount Note is the sum of all payments provided by the terms of the 2004 Discount Note other than qualified stated interest payments. The term qualified stated interest generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of Rhodia) at least annually at a single fixed rate.

Payments of qualified stated interest on a Note will be includible in the gross income of a U.S. holder as ordinary interest income at the time the interest is received or accrued, depending on the U.S. holder's method of accounting for U.S. tax purposes.

A U.S. holder of 2004 Euro Discount Notes that uses the cash method of accounting for tax purposes will realize interest income from qualified stated interest payments equal to the U.S. dollar value of the interest payment, based on the spot exchange rate on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. holder of 2004 Euro Discount Notes that uses the accrual method of accounting for tax purposes, or who otherwise is required to accrue interest prior to receipt, will accrue interest income on the 2004 Euro Discount Notes in euro and translate that amount into U.S. dollars at the average spot exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. holder's taxable year). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period), or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. holder of 2004 Euro Discount Notes that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense.

Back to Contents

A U.S. holder of a 2004 Discount Note must include OID as ordinary income for U.S. federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. holder's regular method of tax accounting. In general, the amount of OID included in income by the initial U.S. holder of a 2004 Discount Note is the sum of the daily portions of OID with respect to such 2004 Discount Note for each day during the taxable year (or portion of the taxable year) on which the U.S. holder held the 2004 Discount Note. The daily portion of OID on any 2004 Discount Note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. An accrual period may be of any length and the accrual periods may vary in length over the term of the 2004 Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or final day of an accrual period. The amount of OID allocable to each accrual period generally is equal to the difference between (i) the product of the 2004 Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The adjusted issue price of a 2004 Discount Note at the beginning of any accrual period is the sum of the issue price of the 2004 Discount Note plus the amount of OID allocable to all prior periods minus the amount of any prior payments on the 2004 Discount Note that were not qualified stated interest payments. Under these rules, U.S. holders generally will have to include in taxable income increasingly greater amounts of OID in successive accrual periods.

A U.S. holder of 2004 Euro Discount Notes must (i) determine OID allocable to each accrual period in units of the foreign currency using the constant yield method described above, and (ii) translate the amount of OID into U.S. dollars and recognize foreign currency gain or loss in the same manner as described above for qualified stated interest accrued by an accrual basis U.S. holder. U.S. holders should note that because the cash payment in respect of accrued OID on a 2004 Euro Discount Note will not be made until maturity or other disposition of the 2004 Euro Discount Note, a greater possibility exists for fluctuations in foreign currency exchange rates (and the required recognition of foreign currency gain or loss) than is the case for foreign currency instruments issued without OID. Holders are urged to consult their tax advisors regarding the interplay between the application of the OID and foreign currency gain or loss rules.

U.S. holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity relating to a 2004 Discount Note by contacting the Director of Financial Communications of Rhodia at 26, quai Alphonse-Le Gallo, 92512 Boulogne-Billancourt Cedex, France, (telephone: +33-1-5538-4000).

The rules governing OID instruments are complex and, accordingly, prospective investors should consult their own tax advisors concerning the application of such rules to the Notes.

The interest income received by a U.S. holder will be income from sources outside the United States, and with certain exceptions, will be treated separately, together with other items of “passive” income or, in certain cases, “financial services” income, for purposes of computing any foreign tax credit allowable under U.S. federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute “passive category” income or in the case of certain U.S. holders, “general category” income.

Market Discount and Bond Premium

If you purchased a Note for an amount that is less than its stated redemption price at maturity, or in the case of a 2004 Discount Note, for less than its “revised issue price”, the amount of the difference will be treated as “market discount” unless such difference is less than a specified de minimis amount. Market discount is considered to be zero if the market discount is less than one quarter of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity for the Note. The “revised issue price” of a 2004 Discount Note generally will equal the sum of its issue price and the total amount of OID includible in the gross income of all holders for periods before the acquisition of the debt obligation by the current holder (without regard to any reduction in OID income resulting from acquisition premium) and less any cash payments made in respect of the debt obligation (other than qualified stated interest). If a Note has market discount, you generally will be required to treat any partial principal payment received on, and any gain recognized upon the sale or other disposition of, the

Back to Contents

Note as ordinary income to the extent of the market discount that accrued during your holding period for the Note, unless you elect to include market discount in gross income annually over time as the market discount accrues (on a ratable basis or, at your irrevocable election, a constant yield basis). In addition, if you hold a Note with market discount, and do not elect to accrue market discount into gross income over time, you may be required to defer the deduction of any interest expense incurred or continued to purchase or carry the Note.

Furthermore, if you purchase a Note with a more than de minimis market discount and it is subsequently disposed in a transaction that is non-taxable in whole or in part (other than certain transactions described in section 1276(d) of the Code), accrued market discount will be includible in gross income as ordinary income as if you had sold the Note at its then fair market value.

In the case of Euro Notes, market discount is determined in euro. If you do not elect current inclusion, accrued market discount is translated into U.S. dollars at the spot rate on the date of disposition and included in income at that time. No part of such accrued market discount is treated as foreign currency gain or loss. If you elect to include market discount in income currently, the amount included in current income is translated into U.S. dollars at the average exchange rate in effect during each interest accrual period, or with respect to an interest accrual prior that spans two taxable years, at the average rate for the partial period within the taxable year. Such an electing U.S. holder will recognize foreign currency gain or loss with respect to accrued market discount under the same rules as apply to accrued interest on a Note received by a U.S. holder on the accrual basis. See “United States Taxation of Notes—Interest”.

If you purchased a 2004 Discount Note for an amount that is greater than the adjusted issue price of the 2004 Discount Note, but that is less than or equal to the sum of all amounts payable on the 2004 Discount Note after the purchase date (other than payments of qualified stated interest), you will be considered to have purchased the Note at an “acquisition premium”. Under the acquisition premium rules of the Internal Revenue Code and the OID regulations, the amount of OID that you must include in its gross income with respect to the 2004 Discount Note for any taxable year will be reduced for each accrual period by an amount equal to the product of (1) the amount of OID otherwise includible for the period and (2) a fraction, the numerator of which is the acquisition premium and the denominator of which is the OID remaining from the date the Note was purchased to its maturity date. If the acquisition premium exceeds both the adjusted issue price and also the sum of all amounts payable on the 2004 Discount Note after the purchase date (other than payments of qualified stated interest), the holder does not include any OID in income and may be subject to the “bond premium” rules discussed below. In the case of a 2004 Euro Discount Note, foreign currency gain or loss may be recognized on the amount of acquisition premium taken into account, in accordance with the principles described below for the treatment of amortizable bond premium.

If you purchased a Note for an amount in excess of all amounts payable on the Note after the acquisition date (other than payment of qualified stated interest) you may elect to treat the excess as “amortizable bond premium,” in which case the amount required to be included in your income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note’s yield to maturity) to that year. Special rules may apply to determine the annual amount allocable with respect to debt instruments (such as the Notes) that may be redeemed at the issuer’s options prior to maturity. You should consult your tax advisor in this regard. Any election to amortize bond premium will apply to Notes held by you at the beginning of the first taxable year to which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. If you elect to amortize bond premium, you must reduce your tax basies in the Notes by the amount of the premium amortized. If you do not make the election to amortize the bond premium, the bond premium generally will decrease the gain or increase the loss otherwise recognized upon a taxable disposition of the Note.

In the case of Euro Notes, the amount of amortizable bond premium that will reduce your interest income is determined each year in euro. At the time amortizable bond premium offsets your interest income, foreign currency gain or loss (which will be taxable as ordinary income or loss) will be realized with respect to amortizable bond premium on the Euro Note based on the difference between the spot rate of exchange on the date or dates the premium is recovered through interest payments on the Euro Note and the spot rate of exchange on the date you acquired such Euro Note.

Back to Contents

If you purchased your Notes after their original issuance with market discount, acquisition premium or bond premium, you should consult your tax advisor regarding the tax consequences of owning and disposing of the Notes, including the availability of certain elections.

Sale and Disposition of the Notes

Your adjusted tax basis in a Note generally will equal the U.S. dollar cost of the Note, increased by any market discount or in the case of 2004 Discount Notes, any OID previously included in gross income and reduced by any principal payments received and any amortizable bond premium deducted. The cost of a Euro Note generally will be the U.S. dollar value of the euro purchase price on the date of purchase, calculated at the exchange rate in effect on that date. If the Euro Note is considered traded on an established securities market for U.S. federal income tax purposes, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the cost of the Euro Note at the spot rate on the settlement date of the purchase.

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

Upon the sale, or other taxable disposition of a Note, you generally will recognize gain or loss in an amount equal to the difference between the amount realized (other than amounts attributable to accrued and unpaid interest, which will be taxable as ordinary interest income in accordance with your method of tax accounting as described above) and your adjusted tax basis in the Note. To the extent of any market discount that has accrued on the Note but not been previously included in your gross income, any gain will be treated as ordinary income. If you receive non-U.S. currency (including euro) on the disposition of a Euro Note, the amount realized generally will equal the U.S. dollar value of the non-U.S. currency received, determined on the date of disposition, in the case of an accrual basis U.S. holder, or the date payment is received, in the case of a cash basis U.S. holder. If a Euro Note is considered traded on an established securities market for U.S. federal income tax purposes, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate on the settlement date of the sale, exchange or other disposition. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Gain or loss recognized upon the sale, exchange or other disposition of a Euro Note will constitute foreign currency gain or loss to the extent described below. This foreign currency gain or loss will be taxable as U.S. source ordinary income or loss, but generally will not be treated as interest income or expense. Upon the sale, exchange or other disposition of a Euro Note, you generally will recognize foreign currency gain or loss on the principal amount of the Euro Note equal to the difference between (i) the U.S. dollar value of the purchase price determined at the spot rate on the date payment is received or the Note is disposed of, and (ii) the U.S. dollar value of the purchase price for the Euro Note determined at the spot rate on the date the U.S. holder acquired the Euro Note. In addition, as discussed above, a U.S. holder of 2004 Euro Discount Notes may recognize foreign currency gain or loss with respect to amounts of previously accrued OID based on the difference between the rate of exchange at which the OID was included in income in each accrual period while the 2004 Euro Discount Note is held by the holder and the applicable rate of exchange at which the holder is required to translate foreign currency at the time the 2004 Euro Discount Note matures or is otherwise disposed of. However, you will recognize foreign currency or loss only to the extent of the total gain or loss realized on the sale, exchange or other disposition.

Receipt of euro

A U.S. holder of Euro Notes may receive euros from Rhodia in payment for interest or principal. The tax basis of any euro amount received by a U.S. holder generally will equal the U.S. dollar equivalent of such euros at

Back to Contents

the spot rate on the date the euro amount is received. Upon any subsequent exchange of euros for U.S. dollars, you generally will recognize foreign currency gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the euros. Upon any subsequent exchange of euros for property (including non-U.S. property), you generally will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the euros exchanged for such property based on the U.S. dollar spot rate for euros on the date of the exchange and your tax basis in the euros so exchanged. Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

Exchange of Notes in the Exchange Offer

The exchange of unregistered Notes for registered Notes in the exchange offer will not be treated as a taxable transaction for U.S. federal income tax purposes because the registered Notes will not be considered to differ materially in kind or in extent from the original Notes. As a result, there will be no material U.S. federal income tax consequences to you resulting from the exchange of the original Notes for registered Notes. If you participated in the exchange offer, you should refer to the Form F-4 for further information on the consequences of the exchange and applicable rules for determining basis and holding periods of Notes.

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

Statements byEexperts

Not applicable.

Documents on Display

The documents referred to in this Annual Report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Back to Contents

Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

Subsidiary Information

Not applicable.

Back to Contents

Item 11. Quantitative and Qualitative Disclosure About Market Risk

The information below is based on certain assumptions and expectations that, by their nature, may prove to be incorrect, particularly due to changes in foreign exchange rates and interest rates, and changes in our exposure to these risks.

Refocusing Organization

As part of our cost-reduction program and efficiency actions and in order to centralize our market risk management activities, we also terminated, in July 2004, our other non-core financial activities and transferred our trading desk activities from Geneva, Switzerland to our headquarters in Boulogne-Billancourt, France.

Exchange Rate Exposure

A significant portion of our assets, liabilities, revenue, expenses and earnings are denominated in currencies other than the euro, mainly the U.S. dollar, the Brazilian real and, to a lesser extent, the pound sterling, whereas the Group’s consolidated financial statements and a large part of its production and costs are denominated in euros. Variations in the exchange rates of these currencies against the euro have had and will have a significant impact on our financial position and operating earnings.

The proportion of our operating expenses generated in the euro zone exceeds the proportion of our revenue generated in this zone. As a consequence, our operating results are structurally exposed to fluctuations in the euro against the other main currencies. This structural imbalance was beneficial for our operating earnings during the period when the euro was relatively weak, because we made exports to markets outside the euro zone—the dollar zone in particular—more competitive, but it has had a major negative impact in the past two years as the euro became considerably stronger. During this period, competition with manufacturers whose production costs are based mainly in currencies other than the euro has increased significantly, not only in euro-zone markets but also in other markets.

Even aside from the effect of competition, fluctuations in exchange rates have had a direct accounting impact on our results. We estimate that in 2003 this accounting effect caused a 7.8% decrease in consolidated net sales and an 11.9% decrease in operating income. In 2004, the appreciation of the euro against other currencies, especially the U.S. dollar, resulted in a negative currency translation effect of 3.0% on net sales and €8 million on operating income. Currency fluctuations can also have a significant impact on our balance sheet, in particular on shareholders’ equity, when the financial statements of subsidiaries outside the euro zone are translated into euros. In 2002, for example, shareholders’ equity was decreased by €398 million upon translation of foreign financial statements, owing mainly to the decline of the U.S. dollar and the steep depreciation of the Brazilian real against the euro. The continued appreciation of the euro in 2003 had the effect of reducing shareholders’ equity at December 31, 2003 by €164 million because of translation adjustments. In contrast, euro appreciation against other currencies in 2004 resulted in only a modest €6 million decrease in shareholders’ equity.

Our policy is to limit our exposure to short-term fluctuations in exchange rates by calculating our net exposure to foreign currencies on a daily basis-on all its transactions—sales and purchases—and by using derivatives to hedge that exposure. In the past, the main instruments used for this purpose by us have been hedging contracts traded on the free market with maturities of less than one year.

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

Back to Contents

Exposure to Commodity Prices

Our exposure to commodity prices relates essentially to purchases of petrochemicals and natural gas. Over-the-counter derivative instruments do not exist for the majority of our oil-derived raw materials. In order to reduce this indirect exposure to oil prices we hedge using swaps, options and futures that are accounted for on a mark-to-market basis. We did not have any open contracts for these commodoties asof December 31, 2004.

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

Financial instruments held by us that are sensitive to changes in interest rates include short-term debt and financial assets, interest rate swaps and derivatives traded in organized over-the-counter markets. The analysis of the sensitivity is calculated on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal. A 100 basis point variation on December 31, 2004 and 2003 would have resulted in a maximum variation of net interest expense of €2.2 million and €21.2 million, respectively. Financial instruments held by us that are sensitive to fluctuations in exchange rates include forward exchange contracts, options, and payables and receivables in foreign currency. The analysis of the sensitivity is based on an instantaneous 10% variation in the value of the euro with respect to these currencies in relation to year-end exchange rates, and all other things being equal. A 10% variation in exchange rates on December 31, 2004 and 2003 would have a maximum impact on the fair value of the instruments measured by €81.9 million and €7.3 million, respectively.

Financial instruments held by us that are sensitive to changes in oil prices (Brent) include options and swaps. The analysis of the sensitivity is calculated on the basis of a 10% variation in the Brent barrel price curve for the year in relation to year-end levels, all other things being equal. In the case of a 10% variation in the price of oil on December 31, 2003, these financial instruments would have had a maximum negative impact on earnings of €2.5 million.

There were no such financial instruments as of December 31, 2004.

Financial instruments held by us that are sensitive to changes in stock market prices were not significant at the end of 2004 and 2003.

Back to Contents

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

(b)

Internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In our Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the SEC on March 23, 2004, we disclosed that during 2003 we had identified certain errors in our Consolidated Financial Statements that required us to restate the results of prior years. In particular, we identified and corrected errors in our U.S. GAAP Reconciliation Note relating to the reporting of minimum pension liability and environmental indemnification payments received from Sanofi-Aventis. In addition, we identified an error in calculating the tax basis associated with certain assets of a consolidated entity, which we corrected by restating both the primary financial statements and the U.S. GAAP Reconciliation Note included in our Annual Report on Form 20-F. See Notes 1 and 31 to the Consolidated Financial Statements, “Item 3. Key information—Selected financial data,” and “Item 5. Operating and Financial Review and Prospects—Introductory Note Regarding the Consolidated Financial Statements”. We believe that these errors relate to the misapplication of very technical accounting principles. In relation to the errors regarding our U.S. GAAP financial information, we have dedicated a full-time employee with relevant expertise to the control of our U.S. GAAP financial reporting.

In addition, we also disclosed that during 2003 we had identified and corrected the falsification of a number of balance sheet entries in the financial statements of a foreign subsidiary. To date, there is no evidence of misappropriation of funds.

We have developed, and are currently validating, a methodology for evaluating our principal internal control processes. Under this methodology, we first identify process-by-process those controls which could have a significant impact on our financial statements, in particular those that can reduce to a minimal level the risk of errors, omissions or fraud, and then verify the effective functioning of these controls. The goal is to evaluate the proper functioning of the controls and the absence of material weaknesses. We began to progressively deploy this methodology to a significant number of subsidiaries in 2004, and intend to continue deployment in 2005 and 2006 in order to be in a position to issue an internal control report as of December 31, 2006. Although this methodology was not developed in response to the errors referred to above, we believe that its implementation will contribute to reduction of the risk of future errors.

Back to Contents

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined affirmatively that all of the members of our Audit Committee, Messrs. Cardoso, Contamine and de Fabiani, qualify as “Audit Committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, principal financial officers controllers, principal accounting and financial communications officers and persons performing similar functions. The purpose of the code is to implement a system to deter dishonest conduct and to promote business ethics, in conformity with the requirements of the Sarbanes-Oxley Act of 2002. The code is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our Chief Executive Officer and our principle financial officers are expected to adhere and which they are expected to advocate.

The code provides that all employees must respect the rules outlined in our Compliance Policy, which contains standards that govern their professional and ethical conduct.

A copy of our code of ethics is incorporated by reference to Exhibit 11.1 of our 2003 Annual Report on Form 20-F, filed with the SEC on March 23, 2004. There have been no amendments or waivers, express or implicit, to our code of ethics since its inception.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit services performed for us for each of the two fiscal years ended December 31, 2004.

	Year ended December 31, 2003				Year ended December 31, 2004
	Pricewaterhouse- Coopers		RSM Salustro Reydel(1)		Pricewaterhouse- Coopers		RSM Salustro Reydel(1)
	%	Fees	%	Fees	%	Fees	%	Fees
	(in € thousands, except percentages)				(in € thousands, except percentages)
Audit
Statutory audit, certification and audit of individual and consolidated financial statements	73%	3,797	100%	418	59%	3,922	83%	601
Other audit-related fees	19%	977	—	—	39%	2,646	17%	124
Subtotal	91%	4,774	—	418	98%	6,568	100%	725
Other Services
Tax fees(2)	9%	444	—	—	1%	81	—	—
All other fees(2)	—	5	—	—	1%	36	—	—
Subtotal	9%	449	—	—	2%	117	—	—
Total	100%	5,223	100%	418	100%	6,685	100%	725

(1)

The fees related to RSM Salustro Reydel represent 30% of the total fees for France.

(2)

Services rendered exclusively to foreign subsidiaries.

Back to Contents

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee organizes the procedure for selecting the independent external auditors, or statutory auditors, to be employed by us to audit our financial statements, and provides a recommendation to the Board of Directors regarding appointment and their terms of compensation. The appointment of the selected independent external auditors is then approved by our Board of Directors and proposed to our stockholders for approval. Our Audit Committee also makes recommendations to the Board of Directors regarding retention, compensation, oversight and termination of any external auditor employed by us. We adopted a policy on May 2, 2003 (the “Policy”), which was approved by our Accounts Committee (the predecessor of our Audit Committee), for the pre-approval of audit and other services provided by our statutory auditors (currently PricewaterhouseCoopers and RSM Salustro Reydel). The Policy defines prohibited services, pre-approval procedures by the Group controller of certain audit-related services, as well as the audit-related and other services which must be approved in advance by the Audit Committee. The French Financial Security law of August 1, 2003 prohibits the engagement of our statutory external auditors employed by us to audit our financial statements to provide certain types of non-audit related services.

All of our engagements with the external auditors, regardless of amount, must be authorized in advance or pre-approved by our Audit Committee in accordance with the Policy. All requests for services by our external auditors must be submitted to our corporate controller, who presents them to the Audit Committee to obtain prior authorization for the amount and scope of the services when required by the Policy. The statutory auditors must state in their proposals that none of the proposed services affect their independence.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our common shares in 2004. We do not currently hold any of our common shares in treasury pursuant to repurchases made in prior years and we have not announced any additional repurchase programs.

Back to Contents

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following Consolidated Financial Statements are filed as part of this Annual Report.

Item 19. Exhibits

1.1	By-Laws of Rhodia (unofficial English translation), as amended through May 7, 2004(1)
7.1	Ratios of earnings to fixed charges according to French GAAP and U.S. GAAP

8.1	List of subsidiaries(2)

11.1	Code of Ethics for senior financial officers(3)

12.1	Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Bruno Mouclier, Chief Financial Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia S.A., and Bruno Mouclier, Chief Financial Officer of Rhodia S.A., pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

14(a)	Consent of PricewaterhouseCoopers

() Incorporated by reference to Exihibit 1.1 to our amended Annual Report on Form 20-F/A filed on June 4, 2004.

() Incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements of this Annual Report.

() Incorporated by reference to the code of ethics filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ending December 31, 2003, as filed on March 23, 2004.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Rhodia

Date: May 5, 2005	By:	/s/ Bruno Mouclier
Bruno Mouclier Senior Vice President and Chief Financial Officer

Back to Contents

INDEX TO FINANCIAL STATEMENTS

The following Consolidated Financial Statements are included as part of this Annual Report.

Back to Contents

 RHODIA AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders of Rhodia:

We have audited the accompanying consolidated balance sheets of Rhodia and its subsidiaries as of December 31, 2004 and 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004.

These financial statements are the responsibility of Rhodia’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These financial statements have been prepared in accordance with accounting principles generally accepted in France, except for the following matter. As described in Note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, Rhodia’s 2003 and 2002 financial statements have been restated in the Annual report on Form 20-F to reflect the retroactive effects of a correction of an error relating to deferred income taxes. As discussed in Note 1 consolidated net result has been decreased by €18 million for the year ended December 31, 2003, and increased by €38 million for the year ended December 31, 2002. Under accounting principles generally accepted in France (Plan Comptable Général art. 314-3 and Avis CNC n° 97-06), prior periods are not permitted to be retroactively restated, and the effect of the correction of error was reflected in the statement of operations for the year ended December 31, 2003.

In our opinion, except for the effect of the restatement described in the previous paragraph, the consolidated financial statements attached on pages F-3 to F-68 present fairly, in all material respects, the financial position of Rhodia and its subsidiaries as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in France.

As discussed in Note 1, Rhodia changed its method of accounting for employees’ long-term service benefits as of January 1, 2003 in its primary consolidated financial statements.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United Sates of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Paris, France

May 4, 2005

PricewaterhouseCoopers

Back to Contents

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS

At December 31,

(In millions of €)

	Note	2004	2003	2002
Assets
Goodwill	5	218	437	1,186
Other intangible assets	6	113	132	177
Tangible assets	7	1,974	2,526	2,743
Investments and other assets:
Long-term loans and deposits		146	170	120
Investments accounted for by the equity method	8	113	123	172
Investments at cost	9	41	54	67
Other assets	10	505	526	541
Total long-term assets		3,110	3,968	5,006
Inventories and work in process	11	679	726	835
Trade receivables and related accounts	12	341	311	378
Other current assets	13	736	758	917
Marketable securities	16	275	253	108
Cash and cash equivalents		327	513	143
Total current assets		2,358	2,561	2,381
Total assets		5,468	6,529	7,387

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Back to Contents

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS

At December 31,

(In millions of €)

	Note	2004	2003	2002
Liabilities and shareholders’ equity
Share capital; par value €1; 627,582,158 shares issued in 2004 and 179,309,188 shares issued in 2003 and 2002		628	179	179
Additional paid-in capital		807	2,513	2,514
Retained earnings/(deficit)		(760)	(1,841)	(397)
Cumulative translation adjustment		(605)	(599)	(441)
Total shareholders’ equity	17	70	252	1,855
Minority interests	18	23	23	23
Total shareholders’ equity and minority interests		93	275	1,878
Commitments and contingencies	25
Provisions for pensions, deferred income taxes and other costs in excess of one year	19	962	945	913
Other long-term liabilities		66	70	141
Long-term debt	20	2,210	1,886	1,739
Short-term borrowings and current portion of long-term debt	20	321	1,447	645
Trade payables and related accounts		845	784	948
Short-term provisions for pensions, deferred income taxes and other costs	19	316	311	301
Other current liabilities	21	655	811	822
Total current liabilities		2,137	3,353	2,716
Total liabilities and shareholders’ equity		5,468	6,529	7,387

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Back to Contents

RHODIA GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,

(In millions of €)

	Note	2004	2003	2002
Net sales		5,281	5,453	6,617
Production costs and expenses		(4,147)	(4,218)	(4,844)
Administrative and selling expenses		(534)	(612)	(749)
Research and development expenses	27	(156)	(187)	(201)
Depreciation and amortization		(560)	(524)	(447)
Restructuring and environmental costs	19(d)	(232)	(71)	(25)
Operating income/(loss)		(348)	(159)	351
Financial expense—net	22	(263)	(250)	(123)
Other income/(expense)—net	23	259	(98)	(72)
Income/(loss) of consolidated subsidiaries before income taxes		(352)	(507)	156
Income taxes	24	(56)	(160)	(28)
Income/(loss) of consolidated subsidiaries		(408)	(667)	128
Equity in earnings/(losses) of affiliated companies	8	(58)	(95)	(38)
Amortization of goodwill	5	(150)	(602)	(47)
Income/(loss) before minority interests		(616)	(1,364)	43
Minority interests		(9)	(5)	(9)
Net income/(loss) – Group share		(625)	(1,369)	34
Earnings/(loss) per share (in €)
• Basic		(1.33)	(7.63)	0.19
Weighted average number of shares outstanding		471,607,727	179,309,188	178,765,518
• Diluted		(1.33)	(7.63)	0.19
Weighted average number of shares after dilution		471,607,727	179,309,188	178,765,518

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Back to Contents

RHODIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31,

(In millions of €)

	Share capital (Note 17a)	Additional paid-in capital (Note 17a)	Retained earnings/ (deficit) (Note 17c)	Net income/ (loss)	Cumulative translation adjustment (Note 17d)	Total Shareholders’ Equity (Note 17)
Balance, December 31, 2001	2,690	3	(152)	(239)	(52)	2,250
Allocation to retained earnings/(deficit)			(239)	239		—
Dividends paid			(21)			(21)
Net income				34		34
Reclassification	(1)	1				—
Treasury shares transactions			(10)			(10)
Translation adjustments			(9)		(389)	(398)
Reduction in par value of ordinary shares from €15 to €1	(2,510)	2,510				—
Balance, December 31, 2002	179	2,514	(431)	34	(441)	1,855
Allocation to retained earnings/(deficit)		(1)	35	(34)		—
Dividends paid			(22)			(22)
Net loss				(1,369)		(1,369)
Change in accounting principles (1)			(48)			(48)
Translation adjustments			(6)		(158)	(164)
Balance, December 31, 2003	179	2,513	(472)	(1,369)	(599)	252
Allocation to retained earnings/(deficit)		(1,706)	337	1,369		—
Capital increase	449					449
Net loss				(625)		(625)
Translation adjustments					(6)	(6)
Balance, December 31, 2004	628	807	(135)	(625)	(605)	70

(1)

The change in accounting principles relates to long-term service payments to employees (see Note 1).

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Back to Contents

RHODIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(In millions of €)

	2004	2003	2002
Net income/(loss) – Group share	(625)	(1,369)	34
Adjustments to reconcile net income/(loss) to net cash provided by/(used for) operating activities:
Minority interests	9	5	9
Depreciation and amortization of assets	710	1,126	494
Change in operating provisions	134	79	(79)
Change in financial provisions	74	92	5
Equity in (earnings)/losses of affiliated companies	58	95	38
Dividends received from affiliated companies	2	2	3
Net (gains)/losses from disposals of assets	(244)	31	35
Deferred income taxes	(7)	120	(31)
Unrealized foreign exchange (gains)/losses	(89)	(35)	28
Change in working capital:
(Increase)/decrease in inventories and work in process	(50)	63	14
(Increase)/decrease in trade receivables and related accounts	(16)	33	(19)
Increase/(decrease) in trade payables and related accounts	(38)	(144)	204
Increase/(decrease) in other operating assets and liabilities	(68)	(87)	(229)
Net cash provided by/(used for) operating activities	(150)	11	506
Additions to property, plant and equipment	(199)	(233)	(374)
Other capital investments (1)	(81)	(42)	(52)
Proceeds from disposals of assets (1)	652	92	363
(Increase)/decrease in loans and short-term investments	(54)	(173)	3
Net cash provided by/(used for) investing activities	318	(356)	(60)
Capital increase	446	—	—
Dividends paid to Rhodia shareholders	—	(22)	(21)
(Acquisitions)/sales of treasury shares	—	—	(15)
New long-term borrowings	960	2,332	3,156
Repayments of long-term borrowings	(932)	(1,348)	(3,424)
Increase/(decrease) in short-term borrowings	(824)	(240)	(194)
Net cash provided by/(used for) financing activities	(350)	722	(498)
Net cash flow effect of foreign exchange rate changes	(4)	(7)	(38)
Increase/(decrease) in cash and cash equivalents	(186)	370	(90)
Cash and cash equivalents at beginning of year	513	143	233
Cash and cash equivalents at end of year	327	513	143

(1)

Net of cash acquired of €11 million and cash sold of €3 million in 2004.

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Back to Contents

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in € millions, unless otherwise stated)

1.

ACCOUNTING POLICIES

The consolidated financial statements of Rhodia are prepared in accordance with Regulation no 99-02 issued by the Comité de la Réglementation Comptable (CRC – French Accounting Regulations Committee) relating to the financial statements of commercial and public companies.

Employee retirement benefit obligations

Rhodia changed its accounting principles as of January 1, 2003, based on recommendation No. 2003-R.01 issued by the Conseil National de la Comptabilité (CNC – French National Institute of Accountants) on April 1, 2003, which states that benefits paid to employees during active employment are excluded from the scope of employee retirement benefit obligations. Consequently, benefits paid to employees for long-term service are not accounted for in accordance with the accounting standards relating to employee retirement benefit obligations but are accounted for in accordance with Regulation No. 2000-06, which defines how companies account for liabilities and which requires companies to accrue for accumulated long-term service benefit obligations at each balance sheet date.

Since this represents a change in accounting principles, an adjustment of €48 million, net of the related tax impact, was recorded in shareholders’ equity as of January 1, 2003.

Consolidation of special purpose entities

Recommendation 2004-03, issued by the CRC, which is applicable to periods beginning after August 4, 2003, modified the conditions for including special purpose entities within the scope of consolidation. In particular, it eliminated the requirement of equity ownership with respect to these entities. Consequently, all special purpose entities must be consolidated if Rhodia directly or indirectly controls these entities. The criterion concerning the exercising of decision-making power, an essential criterion in determining control of these entities, as well as the conditions for applying the new standard to special purpose entities, are specified in recommendation 2004-D, issued by a special committee of the CNC on October 13, 2004.

The special purpose entities identified by Rhodia are those entities involved in asset securitizations. Rhodia believes that it does not control these entities; therefore, these entities are not consolidated at December 31, 2004. The effects of the sales of receivables are presented by Rhodia as a note to its consolidated financial statements (see Note 14).

Going concern

Over the past four years, Rhodia has recorded cumulative net losses of €2,199 million. These losses have reduced its shareholders’ equity to €70 million at December 31, 2004. Rhodia’s operating loss increased from €159 million in 2003 to €348 million in 2004. Net cash flow from operating activities was a negative €(150) million in 2004 after a slightly positive net cash flow of €11 million in 2003. The losses incurred in 2003 and 2004 primarily reflect market conditions characterized by persistently high raw material prices, the weakness in demand during 2003, the unfavorable foreign exchange impact related to the fall in the value of the U.S. dollar in relation to the euro, and the costs related to the recovery plan launched in 2003. Rhodia’s recovery plan focused on the following three actions:

•

refocusing its business portfolio by implementing a divestment program with an objective of generating at least €700 million in net proceeds from divestitures by the end of 2004;

•

reducing its costs by a drastic simplification of the organization structure and streamlining the operational structure with a focus on reducing administrative and commercial costs by €120 million in 2005 and €165 million in 2006; and

•

consolidating its short-term and medium-term financing requirements.

Back to Contents

At December 31, 2004, Rhodia had successfully achieved the following actions regarding its recovery plan:

•

completed divestitures totaling €773 million, net of taxes and other expenses, including the receipt of €634 million in cash and €139 million in debt assumption;

•

implemented, according to the established calendar, cost reduction plans, in particular in France, which should generate by 2006 more cost reductions than initially forecasted;

•

on March 31, 2004, Rhodia entered into a new line of credit agreement (Refinancing Facilities Agreement or “RFA”). Under the RFA, a certain number of commitments were undertaken by Rhodia, in particular a commitment to extend or replace its existing asset securitization programs up to the expiration of the RFA on March 31, 2006. In conjunction with this, Rhodia signed in December 2004, a new five-year receivables securitization agreement with Calyon for €300 million; and

•

in April 2004, Rhodia issued new shares that generated net proceeds of €447 million (€449 million increase in share capital, and €22 million in additional paid-in capital, minus €24 million in expenses related to the offering).

At December 31, 2004, Rhodia had satisfied all of its commitments under the RFA and has successfully restructured its financings, which made it possible to significantly extend the maturity dates of its debt. This financial reorganization is presented in detail in Notes 17 and 20.

In an economic environment characterized by the persistent weakness of the U.S. dollar and the volatility of raw material prices and given the costs to be incurred in relation to its restructuring programs, Rhodia does not expect to return to profitability before 2006.

In spite of these difficulties, based on the results obtained and the progress of actions at December 31, 2004, Rhodia considers that it has sufficient financial resources to continue to operate its business under normal operating conditions.

2003 Restatement

The consolidated financial statements filed by Rhodia with the Autorité des Marchés Financiers (AMF) are prepared in accordance with principles generally accepted in France (French GAAP). French GAAP (Plan Comptable Général art. 314-3 and Avis CNC No. 97-06) does not permit accounting errors to be corrected through a retroactive adjustment to the consolidated financial statements but requires that a cumulative adjustment be recorded in the current year. In 2003, in order to comply with the rules and regulations of the U.S. Securities and Exchange Commission (SEC), Rhodia adjusted its primary consolidated financial statements presented within this Annual Report on Form 20-F (Form 20-F) to reflect the retroactive effects of a correction of an error relating to deferred income taxes. As a result, the consolidated financial statements for 2003 and 2002 presented in this Form 20-F differ from the consolidated financial statements filed by Rhodia with the AMF. A reconciliation of the net income/(loss) and earnings/(loss) per share for the two years ended December 31, 2003 reported in accordance with French GAAP in Rhodia’s Document de Référence (Annual Report) filed with the AMF and those reported in this Form 20-F filed with the SEC follows:

	2003	2002

Net income/(loss) (French GAAP)	(1,351)	(4)
Deferred income tax adjustment – (provision)/benefit	(18)	38
Net income/(loss) French GAAP – as adjusted	(1,369)	34

	2003	2002
	(In €)
Basic and diluted earnings/(loss) per share:
French GAAP	(7.53)	(0.02)
Deferred income tax adjustment	(0.10)	0.21
French GAAP – as adjusted	(7.63)	0.19

Note 32 provides a reconciliation between French GAAP and accounting principles generally accepted in the United States (U.S. GAAP).

Back to Contents

(a)

Consolidation policies

The consolidation is prepared from the accounts of Rhodia and its subsidiaries at December 31.

The accounts of significant majority-controlled subsidiaries in which Rhodia directly or indirectly holds more than 50% of the voting rights are consolidated. Minority investments in companies where Rhodia’s voting rights are more than 20% are accounted for by the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see Note 8).

All significant inter-company transactions are eliminated.

The results of companies acquired during the period are included from their respective dates of acquisition. Similarly, the results of companies sold during the period are included up to their respective dates of sale.

(b)

Translation of foreign currencies

For countries other than those with high inflation rates:

•

transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if applicable;

•

assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using the exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from long-term inter-company financing transactions are accounted for net of tax as a separate component of shareholders’ equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;

•

financial statements expressed in foreign currency are translated as follows:

•

balance sheets of foreign consolidated entities are translated at the end-of-year exchange rate, with the exception of shareholders’ equity which is translated at historical rates;

•

statements of operations of foreign consolidated entities are translated at average exchange rates for the year; and

•

gains or losses arising from the translation of the financial statements of foreign consolidated entities are accounted for directly in shareholders’ equity in cumulative translation adjustment.

For countries with high inflation rates:

•

non-monetary assets, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as well as the related amounts in the statements of operations;

•

monetary items are translated at the official year-end exchange rate; and

•

gains and losses arising from the translation of the financial statements of consolidated entities are included in the statements of operations under the heading “Other income/(expense)—net” (see Note 23).

(c)

Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of net identifiable assets of businesses acquired at the date of the transaction. Goodwill is amortized on a straight-line basis over a period of not more than 40 years.

Back to Contents

(d)

Other intangible assets

Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally 25 years and for software from three to five years.

(e)

Tangible assets

Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Depreciation and amortization is charged on the straight-line basis over the following useful lives:

Buildings	10-40 years
Plant and equipment:
Machinery and equipment	5-15 years
Other equipment	3-15 years
Vehicles	4-20 years
Furniture	10-15 years

Assets leased under financial leases or other long-term leasing arrangements that transfer substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value at the date on which the agreement was signed and are depreciated as described above. The corresponding financial debt is recorded in debt.

(f)

Asset impairment tests

Goodwill

For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the reporting unit, including goodwill, with the fair value of the reporting unit. In the absence of an active market, this fair value corresponds to the net discounted future cash flows of the reporting unit, after taking into account all other relevant information. Rhodia updates this comparison whenever events or circumstances indicate that the net book value of goodwill may not be recoverable. The valuation methodology applied to the reporting units, as well as the principal assumptions used are described in more detail in Note 5.

Other long-lived assets

The net book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying value. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the fair value, which is generally determined using the discounted future cash flow method.

(g)

Research and development expenses

Research and development expenses are recorded net of subsidies and are expensed as incurred.

(h)

Investments at cost

Non-consolidated investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and comparable market share prices, when available.

Back to Contents

(i)

Inventories and work in process

Inventories and work in process are stated at the lower of their acquisition or production cost or their estimated net realizable value. Cost is calculated according to the weighted average cost method, which approximates current cost due to the rate of inventory turnover.

(j)

Marketable securities and short-term deposits

Marketable securities are stated at their official stock market value at the accounts closing date (if publicly traded) or at the lower of their acquisition cost or their probable net realizable value (if not publicly traded). Short-term deposits are stated at the lower of their cost or market value.

(k)

Deferred income taxes

Deferred income taxes are determined at the level of each tax entity. Deferred income taxes are recorded in accordance with the liability method, based on the differences between their book values and their tax bases. The tax rates used are those applicable during the periods in which the differences will be reversed. A provision is recorded for any non-recoverable withholding taxes on the decided or probable earnings distributions by consolidated entities.

Deferred tax assets, including those relating to loss carryforwards, are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.

(l)

Pension, retirement and other post-employment obligations

Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on a method which takes into account projected end-of-career salaries, known as the “projected unit credit method”. This method includes assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet provisions, net of unrecognized actuarial net gains or losses. The unrecognized actuarial gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

(m)

Financial instruments

Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. In the case of individual hedges of underlying assets, the gains or losses generated by the financial instruments are recognized in symmetry with the related hedged items. In the case of foreign exchange instruments, the hedges are valued on a mark-to-market basis with gains and losses recorded in the statements of operations. In the case of interest rate hedges, only unrealized losses are recognized.

(n)

Environmental and product liabilities

Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can be reasonably estimated. With respect to environmental liabilities, Rhodia estimates provisions on a case-by-case basis using available information. With the increase in the time period for the evaluation of reasonably assessable costs in 2004 (see Note 19(e)), this provision now corresponds to the discounted future value of cash payments, based on a risk-free rate for the estimated time period. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases) settling such claims. If a loss is reasonably possible but cannot be reasonably estimated, no provision is recorded; however, Rhodia provides appropriate disclosure in Note 25(a) to its consolidated financial statements if the loss contingency could be material. Rhodia records anticipated recoveries from third parties as an asset only when realization is certain.

Back to Contents

(o)

Consolidated Statements of Cash Flows

Cash and cash equivalents include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

The (increase)/decrease in loans and short-term investments, the (increase)/decrease in short-term borrowings and the increase/(decrease) in transfers of accounts receivables are shown net in the Consolidated Statements of Cash Flows since the original maturities of these assets and liabilities are less than three months. (Acquisitions)/sales of treasury shares are shown net in the Consolidated Statements of Cash Flows since such transactions closed within three months and the gross amounts are not significant.

(p)

Stock options

Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the option exercise price and the market value of the shares at the grant date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in Note 29(b).

(q)

Sales of trade receivables and related accounts

Transfers of trade receivables and related accounts are recognized as sales when the transferred assets are beyond the reach of Rhodia and of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and when Rhodia no longer maintains effective control over the transferred assets. Residual interests relating to receivables sold are carried at fair value. Details of asset securitizations are provided in Note 14.

(r)

Special purpose entities

In the management of its operations, if the need arises, Rhodia may use and hold shares in special purpose entities, especially in connection with the sales of trade receivables and related accounts. All special purpose entities that Rhodia directly or indirectly controls are consolidated.

(s)

Estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts may differ from these estimates.

(t)

Revenue recognition

Rhodia’s policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred, the customer’s price is fixed or determinable and collectibility is reasonably assured. Revenue for services is recognized when the services have been performed.

(u)

Earnings per share

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the period, net of treasury shares held by Rhodia. Diluted earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the period, plus the number of additional shares that would have been outstanding if the dilutive potential ordinary shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential ordinary shares are determined by calculating the number of ordinary shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

Back to Contents

(v)

Operating income

Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, financial and tax management as well as management of the business portfolio. Restructuring and environmental costs are included in operating income and consist of employee termination, site closure and environmental costs related to the restructuring, disposal or closure of sites (see Note 19(d)).

(w)

Treasury shares

Rhodia S.A. has been authorized by the general shareholders’ meeting to trade in Rhodia’s shares on the open market. The costs of acquiring these shares that are not intended to be used for a specific purpose in accordance with the shareholders’ authorization are deducted from shareholders’ equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to shareholders’ equity, net of any taxes. Any shares purchased in accordance with the shareholders’ authorization that are intended to be used for a specific purpose, either to maintain the share market price or for distribution to employees, are recorded as an asset at the lower of the acquisition cost or average weighted market price calculated over the last month of the year.

(x)

Production costs and expenses and administrative and selling expenses

Production costs and expenses consist of all costs of production, including the costs of services, and Rhodia’s share in the operating income of the Butachimie joint venture (see Note 8(a)). Administrative and selling expenses consist of the costs of central administrative operations and selling, marketing and distribution costs.

(y)

Shipping and handling fees and costs and advertising expenses

Shipping and handling fees and costs invoiced to customers are included in net sales. Shipping and handling fees and costs incurred by Rhodia are included in production costs and expenses. Advertising expenses, which are not significant, are expensed as incurred.

Back to Contents

2.

CHANGES IN THE SCOPE OF CONSOLIDATION AND COMPARABILITY

2.1

Scope of consolidation

The principal changes in the scope of consolidation during the periods presented are as follows:

2004

Effects of changes in the scope of consolidation in 2004 were not greater than 15% when compared with 2003. Therefore, no pro forma accounts are presented.

•

In April 2004, Rhodia’s 50% interest in Extractos Naturales Gelymar S.A., which was accounted for by the equity method, was sold to Syntex S.A.

•

In May 2004, the food ingredients business was sold to the Danisco Group.

•

In June 2004, the European specialty phosphates business was sold to Thermphos International.

•

In August 2004, the North American specialty phosphates business was sold to Bain Capital and the European potable and waste water treatment business was sold to Feralco AB.

•

In November 2004, Rhodia sold its sulfuric acid business at Staveley, U.K. to Ineos Chlor Ltd.

•

In December 2004, the anaesthetics business was sold to Nicholas Piramal India Ltd. and Rhodia also acquired the Chloralp Group from LaRoche Industries.

Net sales of these businesses in 2004, 2003 and 2002 were €448 million, €798 million and €926 million, respectively.

At December 31, 2004, as a result of the acquisition of the Chloralp Group, Cevco and GIE Spiral, which were previously accounted for by the equity method, are now fully consolidated. The entities are included in the consolidated accounts based on a preliminary valuation of these entities’ assets and liabilities. This valuation will be refined during 2005; however, Rhodia does not expect a significant change in the valuation.

In addition, an agreement to sell the chlorine business in Staveley U.K. to Ineos Chlor Ltd. was signed in November 2004. This agreement will be finalized on March 31, 2005 and the result will be the permanent closure of the site.

2003

Changes in the scope of consolidation in 2003 did not have a major impact on the comparability with the previous year. Therefore, no pro forma accounts are presented.

•

In July 2003, the polyurethane flame retardants business was sold to the Albemarle Corporation.

•

In September 2003, the industrial additives for paper and textiles business was sold to the Finnish group, Kemira.

Net sales of these businesses in 2003 and 2002 were €29 million and €57 million, respectively.

2002

•

In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation.

•

In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris specialized in processing hazardous industrial waste and Latexia specialized in producing and marketing latex for the paper industry.

•

In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buyout led by Argos Soditic.

Back to Contents

•

In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi.

•

In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) were sold to Bain Capital, while the brewing and enzymes businesses in France and the United Kingdom were sold to Genecor.

Net sales of these businesses in 2002 were €556 million.

2.2

Comparability

Reclassifications in the Consolidated Cash Flow Statements

Debt issuance costs, previously included in cash flows from operating activities, are now presented in cash flows from financing activities. The amount for the year ended December 31, 2003, which is the only period affected by this reclassification, is €38 million.

3.

ASSET IMPAIRMENTS

Within the scope of the plans to reorganize and redeploy activities identified as critical over the past few months, Rhodia has re-estimated the value of assets principally relating to its Pharma Solutions (“RPS”), Silicones and European textile businesses.

As a result, Rhodia recorded asset impairment charges totaling €315 million. A summary of these impairment charges follows:

•

Goodwill – €133 million of which €87 million relates to the RPS reporting unit, €41 million relates to the Rare Earths, Silicones and Silica Systems (“RE3S”) reporting unit’s Silicones business and €5 million relates to the Phosphorus, Phosphates and Food (“PPF”) reporting unit (see Note 5).

•

Tangible assets –€150 million of which €96 million relates to the RPS reporting unit, principally reflecting the impact of discontinuing operations at the Holmes Chapel site and the lower level of activity at other European sites and €24 million relates to write-downs of other tangible assets at the North American headquarters (see Note 7).

•

Companies accounted for by the equity method –a write-off of €32 million relating to the Polyamide reporting unit (European textiles business) (see Note 8).

During the second half of 2003, as a result of continuing depressed market conditions and operating results and the latest medium-term plans prepared at the end of the third quarter of 2003 and submitted to our banks, which reflected significant adverse changes in the business climate and the modification of a number of macroeconomic assumptions which had the overall effect of reducing our financial projections (including the impact of a strengthening euro versus the U.S. dollar, higher raw material and energy costs and lower expectations for growth in worldwide gross domestic product), Rhodia re-estimated the carrying value of its long-lived assets.

The amount of impairment recorded in 2003 totaled €875 million, and principally relates to the RPS (including Chirex) and PPF reporting units and a deferred tax asset valuation allowance. A summary of the impairment charges follows:

•

Goodwill –€546 million.

•

Tangible assets and other intangible assets –€109 million.

•

Companies accounted for by the equity method –€27 million.

•

Deferred tax assets –€193 million.

Back to Contents

4.

TRANSACTIONS WITH THE SANOFI-AVENTIS GROUP

(a)

Operational, administrative and financial transactions

Up until October 15, 1999, Rhodia was controlled by Sanofi-Aventis. Since then, the percentage of capital held by Sanofi-Aventis decreased from 25.2% at December 31, 2002 to 15.3% at December 31, 2003 and 2004. After the independence of Rhodia, operational, administrative and financial transactions conducted between these two groups have been insignificant. These transactions are conducted at market conditions.

(b)

Other transactions

The Environmental Indemnification Agreement with Sanofi-Aventis ended on March 14, 2003 when Rhodia’s Board of Directors authorized the signing of the termination agreement. In accordance with this settlement agreement, Rhodia recorded a receivable from Sanofi-Aventis of €88 million, of which €57 million was collected through 2003 and the remainder of €31 million was received on April 23, 2004.

However, taking into account the more stringent mandatory requirements related to environmental liabilities, Rhodia filed suit against Sanofi-Aventis, in its capacity as former owner and operator of the Silver Bow (U.S.) and Cubatao (Brazil) sites to obtain compensation for environmental liabilities on these two sites.

5.

GOODWILL

	2004			2003
	Gross value	Amortization	Net book value	Net book value
Balance, January 1	1,708	(1,271)	437	1,186
Additions/(reductions) to goodwill	(164)	101	(63)	(40)
Goodwill amortization	—	(150)	(150)	(602)
Other (1)	(944)	944	—	—
Translation adjustments	(1)	(5)	(6)	(107)
Balance, December 31	599	(381)	218	437

___________

(1)

Goodwill with no net book value has been removed from the financial statements.

The reductions for 2004 principally relate to the disposal of the Specialty Phosphates business in North America. Goodwill amortization for 2004 totaled €150 million, which includes accelerated amortization from the asset impairment tests of €133 million (see Note 3), of which €87 million relates to the RPS reporting unit, €41 million to the RE3S reporting unit and €5 million to the PPF reporting unit.

Net goodwill at December 31 relates to the following acquisitions:

	2004	2003
A&W	98	105
Chirex	—	74
RTZ	21	46
Stauffer Chemicals	34	76
Kofran	30	31
Other	35	105
Total	218	437

Back to Contents

In accordance with Notes 1(f) and 3, asset impairment tests were performed for each reporting unit of Rhodia. The methodology used consists of the development of discounted net cash flows, using the following principal assumptions:

•

development by management of medium-term plans for five years for each reporting unit;

•

discounting the net cash flows from these plans for each reporting unit using discount rates determined by reference to Rhodia’s weighted average cost of capital (WACC) net of tax (10% for the RPS reporting unit and 8% for all other reporting units); and

•

determination of a terminal value by capitalizing the last net cash flow of the plan at a rate that reflects the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

RPS reporting unit (related to the Chirex acquisition)

•

at the beginning of 2003, the activities acquired in the Chirex acquisition were integrated with Rhodia’s other pharmaceutical activities to form a new reporting unit named RPS;

•

discounted net cash flow forecasts prepared by the reporting unit reflect a delay in the signing of a key contract with a major customer to develop the reporting unit, and a reduction in the forecasts contained in the 2003 strategic plan due to a slower than planned recovery in the entire pharmaceutical industry as a whole;

•

the long-term growth rate was maintained at 4%; and

•

after taking into account the uncertainties affecting the forecasted planned development of this reporting unit, including sensitivity analyses performed within the scope of the strategic plan, and the fair value of the reporting unit, determined from the discounted net cash flows, using a 10% discount rate, it was decided to impair the entire value of the goodwill for the Chirex acquisition that related to this reporting unit of €87 million.

RE3S reporting unit (related to the Silicones business)

•

discounted net cash flows prepared by the reporting unit were re-estimated to reflect less favorable changes in exchange rates and weaker growth in the European and North American silicones markets;

•

the long-term growth rate used was 2%; and

•

the fair value of the reporting unit, determined from the discounted net cash flows, using an 8% discount rate, led to a decision to impair the entire value of the goodwill with respect to the Silicones business of €41 million.

PPF reporting unit

As a result of the agreement signed in November 2004, to sell the chlorine business, accelerated amortization of goodwill of €5 million was recorded by this reporting unit.

Net goodwill at December 31 relates to the following reporting units:

	2004	2003
Home, Personal Care and Industrial Ingredients (“HPCII”)	19	16
PPF	107	185
RE3S	26	69
Polyamides	15	15
Eco Services	34	38
RPS	—	91
Others	17	23
Total	218	437

Back to Contents

6.

OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following at December 31:

	2004			2003
	Gross value	Amortization	Net book value	Net book value(1)
Patents and trademarks	96	(72)	24	28
Software	263	(192)	71	83
Other	46	(28)	18	21
Total	405	(292)	113	132

___________

(1)

Accumulated amortization at December 31, 2003 was €276 million.

Amortization charges relating to other intangible assets are as follows:

	2004	2003	2002

Patents, trademarks and software	(32)	(38)	(30)
Other (1)	(3)	(20)	(3)
Total	(35)	(58)	(33)

___________

(1)

Amortization for 2003 includes accelerated amortization of €18 million relating to a long-term supply contract entered into within the scope of the A&W acquisition recorded as a result of the asset impairment tests (see Note 3).

7.

TANGIBLE ASSETS

(a)

Tangible assets consist of the following at December 31

	2004			2003
(at cost)	Gross value	Amortization	Net book value	Net book value(1)
Land	166	(45)	121	158
Buildings	1,020	(661)	359	437
Plant and equipment	5,106	(3,742)	1,364	1,750
Assets under construction	130	—	130	181
Total	6,422	(4,448)	1,974	2,526

___________

(1)

Accumulated depreciation at December 31, 2003 was €4,516 million.

Included in the above table are the following amounts related to assets held under capital leases at December 31:

	2004	2003
Land	13	14
Buildings	50	31
Plant and equipment (1)	140	152
Assets under construction (2)	—	41
Gross value—at cost	203	238
Less accumulated depreciation	(25)	(20)
Net book value	178	218

___________

(1)

Movements in plant and equipment resulted principally from the sale of businesses in the U.S.

(2)

Movements in assets under construction related to the startup of the Siloxane production unit, part of the RE3S reporting unit.

Back to Contents

(b)

Movements during the period

	2004	2003	2002
Net book value, January 1	2,526	2,743	3,561
Additions	207	218	368
Disposals	(302)	(33)	(157)
Depreciation for the year	(522)	(456)	(409)
Other (translation adjustments, changes in the scope of consolidation)	65	54	(620)
Net book value, December 31	1,974	2,526	2,743

Depreciation for 2004 includes accelerated depreciation relating to the asset impairment test described in Note 3. This accelerated depreciation charge was €150 million, of which €96 million relates to the RPS reporting unit, principally relating to discontinuing operations at the Holmes Chapel site, the lower level of activity at other European sites, and €24 million relates to the North American headquarters site.

Depreciation for 2003 includes accelerated depreciation relating to the asset impairment test described in Note 3. This accelerated depreciation charge of €90 million relates to the RPS reporting unit (€33 million), the Phosphorus and Performance Derivatives and Specialty Phosphates businesses of the PPF reporting unit (€11 million and €37 million, respectively) and other assets (€9 million).

8.

INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2004	2003	2002
Balance, January 1	123	172	238
Equity in income/(losses)	(58)	(95)	(38)
Rhodia’s share of Butachimie’s income taxes	30	(4)	(2)
Changes in scope of consolidation and other (1)	19	47	(29)
Translation adjustments	(1)	3	3
Balance, December 31	113	123	172

___________

(1)

Includes a capital increase to the Nylstar Group of €44 million in 2004, and a dividend from Butachimie of €22 million in 2004, €16 million in 2003 and €0 in 2002.

The equity in loss of the investments accounted for by the equity method includes an accelerated depreciation charge of €32 million recorded on the Nylstar Group in 2004, as a consequence of the asset impairment tests described in Note 3.

Distribution of the investments accounted for by the equity method:

	% Ownership	2004	2003
Nylstar Group	50.00	—	18
Butachimie	50.00	89	59
Gelymar	—	—	10
Other (less than €10 million)		24	36
Total		113	123

As a result of significant losses incurred over the past three years and the significant restructuring program launched in 2003, Nylstar faces financial difficulties that led the management of this joint venture to sign a refinancing agreement with its lenders on December 3, 2004. In accordance with their financial commitments, the two shareholders converted their loans into capital for a total amount of €88 million (€44 million by Rhodia – in proportion to its ownership interest). In addition, Rhodia announced its intention to exit the European textiles business. As a result, Rhodia recorded a write-off of its investment in Nylstar of €32 million in 2004 (see Note 3).

Back to Contents

(a)

Joint-ventures accounted for by the equity method

Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie’s production, and almost all of these purchases are then sold on to Rhodia companies, which produce mainly polyamide intermediates, polymer, fibers, and engineering plastics. Because Butachimie’s production is closely integrated with Rhodia’s industrial process, the operating results of this entity are deducted from Production costs and expenses in the consolidated statements of operations. In addition, the income taxes of this flow-through entity appear in the Income taxes caption and not in Equity in earnings/(losses) of affiliated companies.

Besides its interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (which has announced its intention to exit from Nylstar) and Eastman Chemical Company (U.S.), respectively.

(b)

Summarized aggregate financial information of entities accounted for by the equity method

Statement of operations data excludes Butachimie and balance sheet data includes Butachimie:

	2004	2003	2002
Net sales	714	852	1,025
Operating income/(loss)	(33)	(82)	5
Net income/(loss)	(55)	(159)	(47)

Non-current assets	751	961	1,203
Current assets	495	551	682
Total assets	1,246	1,512	1,885
Equity	292	282	335
Minority interests	1	6	11
Non-current liabilities	441	623	716
Current liabilities	512	601	823
Total liabilities and equity	1,246	1,512	1,885

Summarized financial information for Nylstar, included in the aggregate financial information above:

	2004	2003	2002
Net sales	427	504	557
Operating income/(loss)	(50)	(87)	(28)
Net income/(loss)	(67)	(155)	(63)

Non-current assets	242	315	482
Current assets	180	179	208
Total assets	422	494	690
Equity	69	48	116
Minority interests	—	5	7
Non-current liabilities	94	108	148
Current liabilities	259	333	419
Total liabilities and equity	422	494	690

Back to Contents

(c)

Commercial transactions between Rhodia consolidated entities and affiliates accounted for by the equity method (excluding Butachimie)

	2004	2003	2002
Purchases from affiliates accounted for by the equity method (1)	133	148	167
Sales to affiliates accounted for by the equity method (2)	123	135	139

___________

(1)

Principally purchases from Primester.

(2)

Principally sales to Nylstar and Gorante.

(d)

Financial relationships between consolidated entities and affiliates accounted for by the equity method

In connection with Rhodia’s financial reorganization which was completed during 2004, Rhodia replaced the banks that had previously financed Primester. Rhodia S.A. and Rhodia Inc. granted to Primester loans of €87 million and €5 million, respectively, which bear interest at 5.31% at December 31, 2004. A valuation allowance of €29 million was recorded against these loans.

The loan granted to Ying Long for €21 million was totally written off in 2004 in connection with Rhodia’s announced financial disengagement from this entity. Rhodia also lent Gorante €12 million.

9.

INVESTMENTS AT COST

Investments at cost consist of the following at December 31:

	% Ownership	2004	2003
Phosphoric Fertilizers Industry (Greece)	8.41	9	9
Other (less than €5 million)		32	45
Total		41	54

The Other caption includes certain fully-controlled entities or entities in which Rhodia has an interest of greater than 20% which are not consolidated because they are not significant.

10.

OTHER ASSETS

Other assets consist of the following at December 31:

	2004	2003
Long-term receivables	136	176
Long-term deferred tax assets	87	75
Prepaid pension costs (Note 19(c))	186	213
Other	96	62
Total	505	526

The long-term receivables principally relate to Rhodia’s residual interests in its asset securitization programs that result from over-collateralization (€132 million and €158 million at December 31, 2004 and 2003, respectively) (see Note 14).

Prepaid pension costs correspond to the U.K. and U.S. pension plans.

The Other caption includes €93 million of deferred charges relating to the issuance costs of new financings (RFA: €22 million, 2003 Senior and Subordinated Notes: €30 million and 2004 Senior Notes: €41 million). These costs are amortized over the respective terms of the financing (see Note 20 (c)).

Back to Contents

11.

INVENTORIES AND WORK IN PROCESS

Inventories and work in process consist of the following at December 31:

	2004	2003
Raw materials and spare parts	305	317
Work in process	38	38
Finished products	411	452
Gross book value	754	807
Valuation allowances	(75)	(81)
Net book value	679	726

Due to the diverse nature of Rhodia’s businesses, certain products, depending on the circumstances, may be considered alternatively as raw materials, work in progress or finished products.

12.

TRADE RECEIVABLES AND RELATED ACCOUNTS

Trade receivables and related accounts consist of the following at December 31:

	2004	2003
Trade receivables and related accounts	367	348
Less: allowance for doubtful accounts	(26)	(37)
Net receivables	341	311

13.

OTHER CURRENT ASSETS

Other current assets consist of the following at December 31:

	2004	2003
Prepaid and recoverable taxes	176	202
Prepaid expenses and accrued interest	28	26
Short-term loans and current portion of long-term loans (1)	71	51
Assets held for sale	10	13
Short-term deferred income taxes (Note 24)	83	86
Other receivables	280	285
Other	88	95
Total	736	758

___________

(1)

Including at December 31, 2004 the loans to Primester of €63 million (see Note 8(d)). Rhodia also has long-term loans that include a €25 million vendor note authorized by Rhodia in connection with the disposal of the phenol, HCl and soda ash businesses, a €23 million investment in a long-term fund and a €12 million note to Gorante.

14.

ASSET SECURITIZATIONS

In 2004, 2003 and 2002, certain Rhodia companies sold uncollected trade and other receivables on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits.

The amount of trade receivables sold at December 31, 2004 and 2003 was €432 million and €523 million, respectively, which generated a net cash collection of €310 million in 2004 compared with €378 million in 2003,

Back to Contents

reflecting a dilution of 28.2% and 27.7%, respectively. The average amount of trade receivables sold in 2004 was €464 million compared with €553 million in 2003, which generated an average net cash collection of €326 million in 2004 compared with €443 million in 2003, reflecting an average dilution of 29.8% and 19.9%, respectively. The amount of other receivables sold at December 31, 2004 and 2003 was €34 million and €48 million, respectively, which generated a net cash collection of €24 million in 2004 compared with €35 million in 2003, reflecting a dilution of 28.2% and 27.1%, respectively. The average amount of other receivables sold in 2004 was €35 million compared with €77 million in 2003, which generated an average net cash collection of €25 million in 2004 compared with €63 million in 2003, reflecting an average dilution of 29.8% and 18.2%, respectively.

Rhodia’s residual interests, shown in other assets, were €132 million and €158 million at December 31, 2004 and 2003, respectively, and are stated at fair value based on the present value of estimated cash flows. Discount rates used, which include estimated credit losses, were between 1.5% and 2.1% in 2004 and 6.0% in 2003. Due to the short-term nature of these receivables, fair value approximates book value.

The total amount of cash received from QSPEs in 2004 and 2003, principally relating to the sale of receivables, was approximately €2.9 billion and €3.2 billion, respectively. The total amount of cash remitted to QSPEs in 2004 and 2003, principally relating to the collection of cash from customers and the remittance of this cash to the QSPEs in our capacity as servicing agent for the receivables programs, was approximately €3.0 billion and €3.2 billion, respectively.

The loss on the sales of receivables (€17 million, €21 million and €29 million for 2004, 2003 and 2002, respectively), reflecting the economic costs of payment terms given to customers, is reported as Other income/(expense) – net (see Note 23).

15.

VALUATION ALLOWANCES

Valuation allowances at December 31 2004, 2003 and 2002, and the movements for the years ended December 31, 2004 and 2003 are as follows.

	January 1, 2004	(Charged)/ credited to costs and expenses	Change in scope	Other movements(1)	December 31, 2004
Long-term loans and deposits	(36)	—	1	6	(29)
Other long-term assets	(466)	(162)	12	8	(608)
Inventories and work in process	(81)	2	2	2	(75)
Trade receivables and related accounts	(37)	5	6	—	(26)
Other provisions (2)	(19)	(28)	—	(35)	(82)
Total	(639)	(183)	21	(19)	(820)

___________

(1)

Translation adjustments and short-term and long-term transfers.

(2)

Includes the valuation allowance of €29 million relating to the loan to Primester that was reclassified from other provisions to valuation allowances on loans and a charge of €22 million on the loans to Ying Long.

Back to Contents

	January 1, 2003	(Charged)/ credited to costs and expenses	Change in scope	Other movements(1)	December 31, 2003
Long-term loans and deposits	(26)	(10)	—	—	(36)
Other long-term assets	(161)	(315)	—	10	(466)
Inventories and work in process	(77)	(10)	1	5	(81)
Trade receivables and related accounts	(39)	—	—	2	(37)
Other provisions	(12)	(7)	—	—	(19)
Total	(315)	(342)	1	17	(639)

___________

(1)

Translation adjustments and short-term and long-term transfers.

16.

MARKETABLE SECURITIES

At December 31, 2004 and 2003, respectively, marketable securities consisted of €275 million and €253 million of short-term investments (principally short-term money market investments) with a market value approximating book value.

17.

SHAREHOLDERS’ EQUITY

(a)

Share capital

At the March 31, 2004 shareholders’ meeting, the shareholders delegated to the Board of Directors the authority necessary to issue new capital, with or without preferential subscription rights, of an amount not to exceed €1 billion. Within the scope of this authorization, Rhodia launched on April 13, 2004, a new issue of capital with preferential subscription rights, which generated gross proceeds of €471 million. This new issue of capital resulted in the issuance of 448,272,970 new shares based on a ratio of five new shares for two existing shares. The new shares were sold at €1.05 per new share, or a premium of €0.05 per share, which generated an issuance premium of €22 million. The expenses of the offering amounted to €24 million. These expenses were charged initially to the issuance premium with the residual amount of €2 million being recorded in the statement of operations under Financial expense - net.

The weighted average number of shares outstanding in 2004 was 471,607,727. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the weighted average number of shares outstanding, increased by the number of shares that would be issued if all dilutive share instruments at year-end had been exercised. Diluted earnings per share are equal to basic earnings per share in 2004, 2003 and 2002, as a result of the net loss and since stock option exercise prices exceed market prices, the dilutive share instruments would be anti-dilutive.

At the May 21, 2002 shareholders’ meeting, the shareholders approved a reduction in capital (not motivated by losses) of an amount of €2,510 million by way of reduction in the par value of the ordinary shares from €15 to €1. The amount of the reduction in the ordinary shares, par value was credited to additional paid-in capital.

At December 31, 2004 and 2003, Sanofi-Aventis owned 15.3% of Rhodia’s capital.

(b)

Treasury shares

In July 2000, Rhodia entered into a put option with a bank for 1,610,820 shares exercisable in 2002. On September 12, 2002, as a result of the exercise of that option, Rhodia purchased the shares for cash and resold them on the open market for cash. In addition, Rhodia sold on the open market 216,599 shares acquired in previous years. The sale of these shares on the open market generated a charge to retained earnings of €10 million, net of tax. At December 31, 2004, Rhodia does not hold any of its own shares, nor is it a party to any options to purchase or sell its own shares.

Back to Contents

(c)

Rhodia S.A. distributable retained earnings

At December 31, 2004, Rhodia S.A. does not have any distributable retained earnings.

(d)

Translation adjustments

The change in the cumulative translation adjustments for 2004 was €(6) million, net of changes resulting from the disposals of investments.

18.

MINORITY INTERESTS

	2004	2003
Balance, January 1	23	23
Minority interests in net income/(loss)	9	5
Dividends distributed	(2)	(1)
Change in the scope of consolidation	(5)	(1)
Translation adjustments	(2)	(3)
Balance, December 31	23	23

Minority interests consist of the following at December 31:	2004	2003
Osiris	8	7
Rhodia Hengchang	6	6
A&W Chemicals	3	2
Beijing RP Eastern Chemical Ltd	2	3
Other (less than €3 million)	4	5
Total	23	23

19.

PROVISIONS FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

(a)

Provisions for pensions, deferred income taxes and other costs consist of the following at December 31

	2004		2003
	More than one year	Less than one year	More than one year	Less than one year
Pension and retirement costs	515	51	589	55
Deferred income taxes	128	14	132	8
Restructuring (1)	117	170	24	128
Environmental	52	15	64	19
Other	150	66	136	101
Total	962	316	945	311

___________

(1)

Includes €141 million of provisions for environmental costs at December 31, 2004 (see Note 19(d)).

Back to Contents

(b)

 Movements over the period

	Balance, January 1	New charges	Expenditures charged to reserves(2)	Change in scope	Translation	Other movements (1)	Balance, December 31

Pension and retirement costs	644	84	(60)	5	—	(107)	566
Deferred income taxes	140	50	—	(41)	(7)	—	142
Restructuring (3)	152	232	(115)	(2)	(5)	25	287
Environmental	83	2	(22)	—	1	3	67
Other	237	123	(161)	(8)	(4)	29	216
Total 2004	1,256	491	(358)	(46)	(15)	(50)	1,278

___________

(1)

Other movements for the year consist of: (a) a reclassification of €62 million related to the long-term service payments to employees which were reclassified from provisions for pension and retirement costs to other loss and contingency provisions, a €29 million reclassification related to Rhodia’s share in the negative equity of Primester which was reclassified from loss and contingency provisions to provision for write-down of loans to Primester, and a €33 million reclassification of prepaid pension costs to deferred charges; (b) the assignment of the proceeds received from Sanofi-Aventis related to the Environmental Indemnification Agreement to environmental reserves of €19 million (see Note 25(a)), and (c) a curtailment affect as certain pension and retirement liabilities have been curtailed as a result of the reorganization plan that commenced during 2004 and the sales of businesses. Consequently, a reduction in the provision for pension and retirement costs was recorded in the statement of operations under the caption “Restructuring and environmental costs” for €11 million.

(2)

Including €15 million relating to the payment of the Silver Bow litigation settlement in 2004.

(3)

Including €141 million in accruals for environmental costs at December 31, 2004 (see Note 19(d)).

	Balance, January 1	New charges	Expenditures charged to reserves(1)	Change in scope	Translation	Other movements (1)	Balance, December 31

Pension and retirement costs	568	92	(60)	—	(4)	48	644
Deferred income taxes	186	—	(15)	(7)	(24)	—	140
Restructuring	155	71	(93)	—	(16)	35	152
Environmental	95	13	(20)	—	(2)	(3)	83
Other	210	168	(127)	—	(14)	—	237
Total 2003	1,214	344	(315)	(7)	(60)	80	1,256

___________

(1)

Includes a provision for benefits accrued for long-term service payments of €48 million.

(2)

Includes the reclassification from deferred credits of €32 million received from Sanofi-Aventis relating to the Environmental Indemnification Agreement (see Note 25(a)).

(c)

Pension, retirement and other post-employment obligations

Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. The principal commitments of Rhodia for pension and retirement plans principally relate to employees in the U.S., the UK and France.

Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on the probability that the employees will remain as employees of Rhodia, future salary increases, and a retirement age of between 60 and 65, depending on local conditions and applicable legislation. The discount rates used at December 31, 2004 were 5% (5% at December 31, 2003) for French plans, 5.75% at December 31, 2004 (6% at December 31, 2003) for U.S. plans and 5.8% at December 31, 2004 (5.8% at December 31, 2003) for the UK plans. The expected long-term rates of return used for plan assets were 7.5% for U.S. plans and 8% for the UK plans at December 31, 2004 (8.5% and 8%, respectively, at December 31, 2003).

Defined benefit plans in France are unfunded. The liabilities relating to these employees have been calculated at December 31, 2004, taking into consideration the regulations issued on August 21, 2003 related to retirement benefit obligations and the agreement of February 2, 2004 related to retirees in the chemical industries. On October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

Back to Contents

The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets at December 31, 2004 and 2003:

	Pension and retirement benefits		Other post- employment benefits
	2004	2003	2004	2003
Projected benefit obligation
Benefit obligation, January 1	2,150	2,056	56	59
French companies	743	674	—	—
Foreign companies	1,407	1,382	56	59
Service cost	33	33	1	1
Interest cost	119	118	2	4
Plan amendments	—	3	(10)	—
Acquisitions and divestitures (1)	(51)	1	(4)	—
Curtailments and settlements	(32)	1	—	—
Actuarial (gains)/losses	38	191	(2)	5
Benefits paid	(136)	(129)	(3)	(4)
Translation adjustments	(27)	(124)	—	(9)
Benefit obligation, December 31	2,094	2,150	40	56
French companies	666	743	7	—
Foreign companies	1,428	1,407	33	56
Plan assets at fair value
Fair value, January 1	1,066	1,122	—	—
Actual return on plan assets	98	123	—	—
Employer contributions	17	4	4	3
Plan participant contributions	5	4	—	—
Benefits paid	(85)	(77)	(4)	(3)
Acquisitions and divestitures	—	—	—	—
Curtailments and settlements	(10)	(1)	—	—
Translation adjustments	(17)	(109)	—	—
Fair value, December 31	1,074	1,066	—	—
Projected benefit obligation in excess of (less than) plan assets	1,020	1,084	40	56
Unamortized net gains/(losses):
Unrecognized net gains/(losses) (2)	(639)	(650)	(17)	(20)
Net transition (debit)/credit	—	—	6	(5)
Plan amendments	—	(3)	—	—
Pension liability (prepaid pension cost) recognized in the consolidated balance sheet	381	431	29	31
Long-term liability	515	589	27	30
Short-term liability	51	55	2	1
Prepaid pension cost	(185)	(213)	—	—

___________

(1)

Includes at December 31, 2004, a reclassification of €62 million related to the long-term service payments to employees.

(2)

At December 31, 2004, actuarial losses for which no provision has been recorded in accordance with the accounting method described in Note 1(l), amounted to €639 million (€650 million at December 31, 2003). Therefore, the present value of future obligations not covered by the fair value of plan assets or balance sheet accruals at December 31, 2004 is 69.5% (69.6% at December 31, 2003).

Back to Contents

Information relating to plans for which the projected benefit obligation is in excess of the plan assets is summarized below:

	2004	2003
Present value of accumulated benefit obligations:
France	623	689
U.S.	277	296
United Kingdom	841	792
Other	240	217
Present value of projected benefit obligations:
France	666	743
U.S.	293	317
United Kingdom	893	872
Other	241	218
Fair value of plan assets:
France	—	—
U.S.	229	258
United Kingdom	763	742
Other	80	66

Net periodic pension cost includes the following components:

	2004	2003	2002
Benefits earned during the year	33	33	37
Interest cost	119	118	131
Expected return on plan assets	(93)	(83)	(102)
Curtailments	(13)	—	—
Net amortization and other deferrals	35	33	38
Net pension expense	81	101	104

(d)

 Provisions for restructuring and environmental costs

Restructuring and environmental provisions relate to the following costs:

	2004	2003
Employee termination benefits	114	51
Closure costs	32	36
Environmental costs	141	65
Total	287	152

Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented include compulsory and voluntary measures. Compulsory severance benefits are accrued for at the date of announcement of the plan by management to the authorized employee representatives along with a detailed implementation plan of these measures. Voluntary severance benefits are accrued for based on anticipated employee terminations.

Environmental costs included under this caption include provisions for restructuring relating to sites undergoing restructuring and divestitures, as well as sites closed in prior periods (see Note 19(e)).

Back to Contents

Restructuring and environmental costs for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Provisions at January 1	152	155	309
New measures	228	73	29
Changes in estimates of earlier measures	4	(2)	(4)
Charged to operations	232	71	25
Expenditures charged to the reserve	(115)	(93)	(152)
Effect of changes in scope and other (1)	23	35	—
Translation adjustments	(5)	(16)	(27)
Provisions at December 31	287	152	155
Long-term portion	117	24	38
Short-term portion	170	128	117
Provisions at December 31	287	152	155

___________

(1)

Includes €19 million for 2004 (€32 million for 2003) for an increase in provisions covered by the Sanofi-Aventis environmental indemnification agreement that had no impact on net income.

In 2004, new charges related to restructuring and environmental costs consist of €232 million, including €69 million for environmental costs and €163 million for employee termination and closure costs relating to industrial and administrative restructuring programs (€10 million relates to a revision of prior years’ estimates).

Employee termination and closure costs

In 2004, new measures amounted to €153 million and correspond mainly to the following operations:

•

implementing a plan to simplify Rhodia’s organizational structure and to reduce costs (€56 million):

•

the restructuring plan principally involves a reduction in the number of enterprises from seventeen to nine, a reduction in headquarters’ costs and the reorganization of support functions into shared services platforms. This reorganization would eliminate approximately 1,325 positions, including 572 in France. This plan represented the entire provision of €56 million in 2004.

•

industrial restructuring plans (€97 million):

•

the plan for the Polyamide reporting unit for €18 million principally relates to the closure of the Engineering Plastics production site at Maioli, Taiwan, as well as the reorganization prior to disposal of the textile production site at Castellaccio, Italy;

•

the plan for the Perfumery, Performance and Agrochemicals (“PPA”) reporting unit relates to productivity improvements and reducing the product portfolio by closing sites or transferring production to other sites. This plan, which involves all production sites at this reporting unit, is for €20 million;

•

the plan for the RPS reporting unit in the U.K. relates to the Annan and Dudley sites and other sites in North America for €19 million; and

•

the plan for the Performance Products for Multifunctional Coatings (“PPMC”) reporting unit relates to the closing of the Lille site planned for the end of 2005 and the reorganization of other European sites for €12 million.

Back to Contents

In 2004, the utilization of provisions for employee termination costs of €106 million corresponds to expenditures for the 2003 restructuring plan (€51 million) and the 2004 restructuring plan (€39 million). The details of these utilizations are as follows:

•

€61 million in France relating to the functional support plan launched at the end of 2003 and to the industrial reorganization plans, including the closure of the Rouen tri-polyphosphate production unit and rationalization costs for the PPA reporting unit;

•

€17 million in North America principally relating to expenditures for administrative productivity measures initiated at the end of 2003;

•

€16 million in the U.K. relating to closure costs at the Whitehaven and Clayton sites and similar industrial reorganizations undertaken at the RPS reporting unit in 2003.

In 2003, new measures consisted of €73 million and corresponded mainly to:

•

industrial restructuring plans, principally at the HPCII reporting unit (€12 million) corresponding to the closure of the Rouen tri-polyphosphate (STTP) production unit, the RPS reporting unit (€4 million) corresponding to industrial productivity at the Holmes Chapel, Dudley and Annan sites, and the PPA and PPF reporting units at the St. Fons site in France (€6 million);

•

retirement costs (€2 million), in particular at the PPA and Polyamide reporting units;

•

productivity plans at the various service functions (Engineering, Finance, Human Resources, etc.) and at Corporate staff for a total of €24 million; and

•

other restructuring plans totaling €16 million in Europe, €6 million in North America, €2 million in Latin America and €1 million in Asia principally concerning improvements in industrial productivity and administrative measures.

In 2003, the utilization of €93 million in provisions principally related to expenditures under the restructuring plans of 2002 (€27 million) and 2003 (€42 million), in particular:

•

€32 million in France relating to industrial restructuring at the Chalampe, Valence and Belle Etoile sites, as well as productivity improvements in different functions, principally Engineering and Research and Development, and initiatives to reduce administrative costs;

•

€30 million in North America principally relating to environmental expenses (€9 million) at the Martinez, Portland and Silver Bow sites and to closure costs at other industrial sites (€8 million);

•

€21 million in the U.K. principally relating to closure costs at the Whitehaven site (€8 million) and to expenses relating to the 2002 and 2003 RPS reporting unit’s restructuring plans (€9 million) at the Holmes Chapel, Dudley and Annan sites; and

•

€7 million in the rest of Europe and €3 million in the rest of the world relating to productivity improvements at various industrial and administrative sites.

In 2002, new measures of €29 million principally concerned industrial restructuring at the PPF reporting unit (€9 million), the launch of industrial restructuring at the RPS reporting unit (€7 million) and productivity plans at various headquarters sites (€4 million).

In 2002, the utilization of €152 million in provisions mainly corresponded to expenditures under the 2001 restructuring plans in particular:

•

€47 million in France relating mainly to industrial rationalizations, principally at Lille, Belle-Étoile, Chalampé and Pont de Claix, and a number of administrative actions;

•

€41 million in the U.K. relating mainly to industrial rationalizations, principally at Whitehaven, Staveley and Avonmouth, and administrative actions at the headquarters sites;

•

€35 million in North America relating mainly to industrial rationalizations at a number of industrial sites (New Brunswick, Martinez, Buckingham, Morrisville and Silver Bow) and a number of administrative actions, the relocation of the Shelton headquarters to Cranbury and other productivity improvements at shared services at Cranbury; and

•

€19 million in the rest of Europe and €10 million in other countries relating mainly to industrial rationalizations and other administrative actions.

Back to Contents

Environmental costs

Rhodia periodically assesses its environmental liabilities and future possible remediation measures. In 2004, this review took into account recent new events as well as changes in regulations and their interpretation, including longer-term remediation obligations depending on Rhodia’s technical ability to reliably evaluate the new resulting long-term environmental expenses. As a consequence, provisions cover environmental liabilities over an extended foreseeable horizon of up to 15 years or more when estimable.

This review was conducted using the guidelines of CNC Recommendation 2003-R02 on environmental liabilities which was issued on October 21, 2003 and which is applicable beginning in 2004 concerning the accrual of environmental liabilities at the parent company and consolidated accounts level.

In 2004, Rhodia recorded a provision in its consolidated financial statements for probable remediation expenses of €69 million, reflecting the present value of reasonably assessable costs up to 2020, or further when estimable, after allocating the balance of outstanding indemnities from Sanofi-Aventis (€19 million recorded in liabilities as deferred credits at December 31, 2003) following the March 27, 2003 settlement agreement, which were recorded as restructuring provisions, principally relating to the Cubatao site in Brazil (€43 million) and the Staveley site in the U.K. (€12 million). Rhodia does not expect that these provisions will have any related cash payments before 2010.

(e)

Environmental costs excluding environmental restructuring costs

Environmental liabilities recorded, excluding environmental restructuring liabilities, relate to operating sites. The accrual at December 31, 2004 was €67 million (€83 million at December 31, 2003). In addition, environmental accruals included in the restructuring accruals indicated in Note 19(d) above, relating to restructuring costs or site closures, amount to €141 million and €65 million, respectively, at December 31, 2004 and 2003.

20.

FINANCIAL DEBT

(a)

Refinancing plan

On March 31, 2004, in accordance with the terms of the Secured Co-ordination Agreement (“SCA”) concluded on December 23, 2003, Rhodia concluded a new syndicated credit facility, the Refinancing Facilities Agreement or RFA. The RFA replaces the SCA which was repaid in full on May 14, 2004. The total amount of the bank credit facilities affected by the SCA was €885 million. The RFA had an initial amount of €758 million, including a €119 million short-term line of credit facility due July 31, 2004 and a €638 million medium-term credit facility due March 31, 2006. The medium-term credit facility was subsequently reduced to €565 million and the short-term facility was cancelled in full. This reduction results from commitments made by Rhodia under the terms of the SCA and the RFA to reduce these lines by an amount corresponding to a portion of the cash received relating to the new issue of capital on May 7, 2004 (25% of the net proceeds of the new issue of capital exceeding €300 million), as well as a portion of the cash received relating to the senior notes issued on May 17, 2004 (50% of the net proceeds of the senior notes exceeding €350 million).

Within the provisions of the refinancing agreements, Rhodia also repaid €47 million of its capital lease agreements.

Upon the initial drawdown of the RFA on May 14, 2004, Rhodia agreed to pay a 1% commission on the total commitment prior to the reduction in the total commitment. In addition, the commission for the unused portion of the facility equals 45% of the applicable margin.

The RFA has been established for the benefit of Rhodia and certain of its subsidiaries and is guaranteed by Rhodia. It is usable in the form of bank loans and/or guarantees.

The security given to the lending banks under the RFA includes the shares of certain operating subsidiaries, as well as the right to the repayment of inter-company loans between these subsidiaries and Rhodia S.A. before their due dates. Thus, under the terms of an agreement concluded between the lending banks and other secured creditors, the creditor banks of the RFA and the lessors of three financial lease agreements (collectively the “Guaranteed

Back to Contents

Creditors”) share the proceeds from the settlement of any security. This agreement governs the relationship between the Guaranteed Creditors concerning the process of settling security and the resulting share of the proceeds.

Under the terms of a subordination agreement, Rhodia has agreed to subordinate the repayment of certain subsidiary loans to the repayment of the debt to the Guaranteed Creditors. Rhodia will continue to reimburse subsidiary loans according to their due dates as long as there is no default in relation to its financial covenants.

The continuation of the RFA is subject to the maintenance of certain financial ratios (covenants) which are tested quarterly at the dates indicated below:

	Consolidated net financial indebtedness/Adjusted EBITDAR	EBITDAR / Net financial expenses	Consolidated net financial indebtedness	Actual restructuring costs/Budgeted restructuring costs

12/31/04	9.0:1.0	1.20:1.00	€3.35 billion	115%
03/31/05	7.6:1.0	1.35:1.00	€3.35 billion	—
06/30/05	6.4:1.0	1.60:1.00	€3.25 billion	120%
09/30/05	6.0:1.0	1.80:1.00	€3.25 billion	—
12/31/05	5.7:1.0	2.00:1.00	€3.25 billion	130%

Consolidated net financial indebtedness as defined in the RFA includes long-term debt, bank overdrafts, the current portion of long-term debt, guarantees given by Rhodia with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, amounts outstanding under its securitization programs, the residual liability relating to leases and short-term borrowings, less the aggregate of available cash, short-term deposits and marketable securities.

Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary restated to take into account changes in the scope of consolidation. A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which Rhodia owns or effectively controls at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given.

EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments.

Net financial expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of financial expenses, less the interest income from financial assets.

At December 31, 2004, and before, Rhodia was, and has been, in compliance with all applicable financial covenants.

In order to extend the average maturity of its debt, on May 17, 2004, Rhodia issued a senior notes offering consisting of two tranches:

•

$647.5 million of senior notes with a maturity date of June 1, 2010, bearing interest at 10.25% per annum. These notes were issued at 96.743% of nominal value; and

•

€181 million of senior notes with a maturity date of June 1, 2010, bearing interest at 10.5% per annum. These notes were issued at 96.765% of nominal value.

In June 2004, Rhodia closed on a public offer to repurchase its €500 million, European Medium-term Notes, maturing May 31, 2005. More than 90% of these notes were repurchased representing a nominal value of €451 million. The premium paid was €11 million (accrued in 2004).

In 2004, Rhodia fully repaid its U.S. private placement notes of $290 million, one-half in February 2004 and the other half in May 2004. The amount of the premium paid was $77 million (€63 million). Rhodia had accrued a provision of €68 million at December 31, 2003.

Back to Contents

(b)

Financial indebtedness—net

The net financial indebtedness of Rhodia at December 31 is as follows (defined differently for accounting purposes than that defined under the RFA):

	2004	2003
Financial debt	2,531	3,333
Marketable securities	(275)	(253)
Cash and cash equivalents	(327)	(513)
Total	1,929	2,567

(c)

Financial debt consists of the following at December 31

The characteristics (amount, maturity and interest rates) of the financial debt are shown below:

2004
European medium-term notes, due May 31, 2005, interest at 6.25%	49
European medium-term notes, due March 26, 2006, interest at 6.00%	300
Senior notes – 2003, $ tranche, due June 1, 2010, interest at 7.625% (1)	147
Senior notes – 2003, € tranche, due June 1, 2010, interest at 8.00% (1)	200
Senior subordinated notes – 2003, $ tranche, due June 1, 2011, interest at 8.875% (1)	283
Senior subordinated notes – 2003, € tranche, due June 1, 2011, interest at 9.25% (1)	300
Senior notes – 2004, $ tranche, due June 1, 2010, interest at 10.25%	475
Senior notes – 2004, € tranche, due June 1, 2010, interest at 10.50%	181
Revolving syndicated and bilateral credit facilities, due 2005 through 2007, interest at Libor/Euribor plus 0.40% to 3.05%	317
Capital lease obligations, due 2005 through 2009, interest at Libor/Euribor plus 3.05%	193
Other obligations, due 2006 through 2016, interest at 1.8% to 7.9%	32
Other debt, due 2005 through 2016, interest at 0% to 5%	41
Commercial paper, due 1 to 3 months, interest at Euribor plus 0.70%	13
Total	2,531

___________

(1)

In accordance with the senior notes indentures, the interest rates were temporarily increased as follows: (a) November 28, 2003 to February 27, 2004: 0.25%; February 28, 2004 to May 27, 2004: 0.50% and May 28, 2004 to July 1, 2004: 0.75%. On June 30, 2004, the temporary rate increases were eliminated with the registration of these senior notes.

(2)

Interest rates indicated above are nominal rates before considering the effect of the issuance costs of the debt and, if applicable, the issuance discount or premium.

Back to Contents

2003
European Medium-term Notes, due May 31, 2005, interest at 6.25%	500
European Medium-term Notes, due March 26, 2006, interest at 6.00%	300
Senior Notes – 2003, $ tranche, due June 1, 2010, interest at 7.625% (1)	158
Senior Notes – 2003, € tranche, due June 1, 2010, interest at 8.00% (1)	200
Senior Subordinated Notes – 2003, $ tranche, due June 1, 2011, interest at 8.875% (1)	305
Senior Subordinated Notes – 2003, € tranche, due June 1, 2011, interest at 9.25% (1)	300
U.S. Private Placement Notes, due June 30, 2004, interest at 9.00%	170
U.S. Private Placement Notes, due June 30, 2004, interest at 9.45%	59
Revolving syndicated and bilateral credit facilities, due 2004 through 2007, interest at Libor plus 0.25% to 3.05% (2)	1,025
Capital lease obligations, due 2004 through 2006 (3)	264
Other obligations, due 2008 through 2016, interest at 1.0% to 7.9%	34
Commercial paper, due 1 to 3 months, interest at Euribor plus 0.4%	18
Total	3,333

___________

(1)

Same comment as in 2004.

(2)

€941 million of these facilities are recorded as short-term borrowings and current portion of long-term debt at December 31, 2003 as those facilities were either Affected Facilities under the SCA or are short-term financial debt (see Note 20(e)).

(3)

€259 million of these facilities are recorded as short-term borrowings and current portion of long-term debt at December 31, 2003 as those facilities were Affected Facilities under the SCA.

(d)

Analysis of financial debt by currency

	2004	2003
Euro	1,292	1,741
U.S. dollar	1,104	1,295
UK pound sterling	79	3
Japanese yen	2	232
Brazilian real	—	1
Other	54	61
Total	2,531	3,333

(e)

Analysis of financial debt by maturity at December 31 follows

	2004	2003
2004	—	1,447
2005	321	522
2006	489	356
2007	44	12
2008	6	9
2009	61	24
Subsequent years	1,610	963
Total	2,531	3,333

At December 31, 2004, as a result of the refinancing agreements detailed in Note 20(a) and early repayment of the majority of the European medium-term notes due in 2005, a substantial portion of the debt’s maturity was extended.

Back to Contents

(f)

Analysis of financial debt by interest rate

Financial debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps—see Note 25(d)) at December 31, as follows:

	2004	2003
Floating rate	383	1,270
Fixed rate	2,148	2,063
Total	2,531	3,333

At December 31, 2004, in the absence of interest rate swaps, the fixed rate portion of Rhodia’s financial debt was equal to the original fixed rate debt. At December 31, 2003, after taking into account the interest rate swaps, the fixed rate portion of Rhodia’s financial debt was €1,516 million.

(g)

Obligations under capital leases

	2004	2003
2004	—	259
2005	33	2
2006	66	3
2007	31	—
2008	3	—
2009	60	—
Total	193	264

At December 31, 2003, the maturity dates of the capital leases affected by the SCA were all included in 2004 because of Rhodia’s commitment under the terms of the SCA to renegotiate the terms and conditions of these contracts.

The reduction in the total amount of the capital leases in 2004 results from the contractual accelerated repayments of principal as a result of the issuance of the senior notes and the disposals of businesses.

(h)

Fair value of financial debt

At December 31, 2004, Rhodia’s secured debt had a market value that was 5.9% above its carrying value (7.9% for senior debt and 1.4% for subordinated debt) because of the movements in interest rates and the more favorable market assessment of Rhodia’s credit rating.

(i)

Rating

Rhodia is rated by two international rating agencies. A possible lowering of one of these ratings cannot accelerate the repayment of any outstanding debt, nor increase the interest cost of any financings.

(j)

Available lines of credit

At December 31, 2004, Rhodia had €463 million of available unused confirmed lines of credit.

Back to Contents

21.

OTHER CURRENT LIABILITIES

Other current liabilities consist of the following at December 31:

	2004	2003
Payables related to fixed asset acquisitions	39	33
Accrued payroll costs	209	183
Accrued taxes	99	113
Accrued interest payable	30	52
Unrealized losses on financial instruments (1)	10	102
Other	268	328
Total	655	811

___________

(1)

Rhodia’s risk management policy regarding exchange and interest rates is explained in Note 20.

22.

FINANCIAL EXPENSE—NET

	2004	2003	2002
Interest expense	(206)	(187)	(139)
Interest income	26	62	31
Capitalized interest	2	3	8
Other financial charges—net (1)	(85)	(128)	(23)
Financial expense—net	(263)	(250)	(123)

___________

(1)

Includes costs relating to Rhodia’s refinancing operations of €(60) million in 2004. Includes a provision for the make whole payment to the U.S. private placement note holders of €(68) million in 2003.

In 2004, the average net ratio of financial interest expense to financial indebtedness was 10.7% (2003: 10.6%; 2002: 5.2%).

In 2004, cash payments related to interest expense amounted to €226 million (2003: €177 million; 2002: €127 million).

Issuance costs of new loans or credit facilities are recorded as an asset (see Note 10). The amortization of these costs is spread over the duration of the financing and is included in other financial charges—net. Concerning the RFA, the amortization of these costs is linear, except that an exceptional amortization was recorded upon the reduction of the maximum amount of the RFA in proportion to the amount of this reduction. The normal amortization costs of these expenses in 2004 were €31 million.

The non-recurring expenses relating to the financial reorganization recorded in financial expense for 2004 amounted to €60 million, of which: (a) €12 million related to the premium paid on the repurchase of the European medium-term notes due in 2005; (b) €38 million related to the costs of the financial reorganization paid by Rhodia SA and (c) €10 million related to the costs of the financial reorganization paid by Rhodia Inc.

Back to Contents

23.

OTHER INCOME/(EXPENSE)—NET

	2004	2003	2002
Gains/(losses) on disposals of assets—net (1)	244	(31)	(34)
Net gains/(losses) on foreign currency (3)	71	13	14
Dividends from non-consolidated investments	—	2	3
Losses on financial assets	(12)	(30)	(12)
Loss on sales of receivables	(17)	(21)	(29)
Other income/(expense)—net (2)	(27)	(31)	(14)
Total	259	(98)	(72)

___________

(1)

Including in 2004 a gains on disposals of the Food Ingredients business of €172 million, the North American Specialty Phosphates business of €73 million and the Aubervilliers site of €25 million, and a loss on the partial divestment of the Ying Long subsidiary of €(19) million and on the disposal of the chlorine and sulfuric acid businesses in the U.K. of €(27) million.

(2)

Includes the Silver Bow litigation settlement of €(16) million in 2003.

(3)

The majority of the foreign exchange gains in 2004 relate to the effect of the fall in the U.S. dollar on U.S. dollar debt issued by Rhodia S.A.

24.

INCOME TAXES

(a)

Analysis of income taxes

	2004		2003		2002
	Income/(loss) before taxes	Income tax expense)/ benefit	Income/(loss) before taxes	Income tax (expense)/ benefit	Income/(loss) before taxes	Income tax (expense)/ benefit
French companies	(355)	29	(361)	(187)	(72)	—
Foreign companies	3	(85)	(146)	27	228	(28)
Total	(352)	(56)	(507)	(160)	156	(28)
Current income taxes		(63)		(40)		(59)
Deferred income taxes		7		(120)		31
Total		(56)		(160)		(28)

Current income taxes correspond to short-term amounts paid or payable to various tax authorities for the year based on the rules and rates applicable in the different countries. Cash payments to tax administrations in 2004 amounted to €27 million (2003: €46 million; 2002: €36 million). For French companies in which Rhodia has more than a 95% interest, current income taxes are calculated within the scope of a consolidated tax regime in place since January 1, 1999 that is for a renewable five-year period.

(b)

Analysis of effective tax rate (in %)

Income before income taxes in 2004 was €(352) million (2003: €(507) million and 2002: €156 million).

The effective tax rate for 2004 is not representative because of the following reasons:

•

a full valuation allowance was recorded on new deferred tax assets generated during the period for a total amount of €(185) million, of which €(85) million relates to France, and €(100) million relates mainly to the U.K. due to losses generated by the U.K. tax consolidation entity;

•

recording a tax provision of €19 million in the U.S. on disposals that occurred in 2004;

•

adjusting a surplus provision on the French deferred tax assets at December 31, 2003 of €29 million.

Back to Contents

The effective income tax rate in 2004 was 36.6% (before the deferred tax valuation allowance) compared with 6.5% in 2003 and 17.9% in 2002. An analysis of the effective income tax rate follows:

	2004	2003	2002
		(In %)
Statutory tax rate in France	33.3	33.3	33.3
Impact of foreign exchange differences between France and other countries	0.9	2.7	(4.4)
Loss carryforwards and other tax credits	(20.4)	(20.2)	(7.1)
Permanent differences on losses on disposals of assets	—	—	10.0
Other permanent differences (1)	22.8	(9.3)	(13.9)
Effective tax rate	36.6	6.5	17.9

___________

(1)

Including adjusting the surplus provision on French deferred tax assets in 2004.

(c)

Deferred income taxes recorded on the balance sheet at December 31

	2004	2003
Long-term liabilities	(128)	(131)
Short-term liabilities	(14)	(7)
Total	(142)	(138)
Long-term assets—net	87	75
Short-term assets—net	83	86
Total—net of valuation allowances	170	161
Net	28	23

Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of assets. Deferred tax assets principally relate to pension and retirement provisions and to tax loss carryforwards.

Concerning the French consolidation entity, as a result of the losses incurred in 2003 and 2004, it was necessary to record a full valuation allowance on the deferred tax assets recorded at December 31, 2003. This full valuation allowance was maintained at December 31, 2004.

Similar analyses were performed for foreign legal entities that experienced losses where it became apparent that the deferred tax assets were unlikely to be recovered.

At December 31, 2004, Rhodia recorded valuation allowances of €716 million (December 31, 2003: €557 million) against deferred tax assets. They include deferred tax assets related to tax losses (€381 million at December 31, 2004: €197 million at December 31, 2003) that will be forfeited if the losses cannot be set off against taxable income within a specified period. In that regard, French tax losses can now be carried forward indefinitely following the enactment of the French Finance Act of 2004.

(d)

Discounting deferred taxes

After taking into account the valuation allowances recorded as indicated above, Rhodia has a net deferred tax asset of €28 million. The impact of discounting deferred taxes would not be significant.

Back to Contents

25.

COMMITMENTS AND CONTINGENCIES

	2004	2003
Firm orders for the acquisition of industrial assets	47	14
Financial guarantees provided to entities accounted for by the equity method(1)	30	146
Financial guarantees provided to other non-consolidated entities	8	27
Liens granted (2)	81	86
Total	166	273

___________

(1)

Including guarantees provided to Primester of €99 million in 2003.

(2)

Liens on assets granted to Mexican customs authorities by Rhodia’s Mexican companies of €36 million in 2003.

(a)

Environmental matters

Rhodia’s business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it conducts its business and maintains sites, governing the release or discharge of regulated materials into the environment or otherwise relating to environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs, fines and penalties.

Based on current information, management estimates that it does not have probable liabilities for environmental matters other than those recorded at December 31, 2004 (see Note 19). However, Rhodia may need to incur additional expenditures if there are changes in existing laws or regulations, or their interpretation.

Possible losses related to environmental contingencies amounted to approximately €70 million at December 31, 2003. These amounts were re-estimated at €140 million at December 31, 2004 (before any discounting). They mainly relate to the potential off-site treatment and storage of wastes and materials, principally at the La Rochelle (France) Silver Bow, Montana (U.S.) and Cubatao (Brazil) sites. No provision has been recorded for these matters since management believes that there are no probable or reasonably estimable losses.

Pursuant to the Environmental Indemnification Agreement with Rhône-Poulenc which subsequently became Sanofi-Aventis, dated May 26, 1998, Rhodia could claim, under certain conditions, indemnification from Sanofi-Aventis, with respect to costs that may arise from certain unanticipated environmental liabilities. On March 27, 2003, Rhodia and Sanofi-Aventis entered into an agreement to settle Rhodia’s claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Sanofi-Aventis agreed to pay Rhodia a total of €88 million, which amount includes €57 million received through 2003. The remaining €31 million was received on April 23, 2004. At December 31, 2004, the full amount of these proceeds was assigned to cover environmental liabilities.

However, in December 2004, Rhodia filed suit in the U.S. and in Brazil against Sanofi-Aventis in its capacity as former owner or operator of the Silver Bow, Montana (U.S.) and Cubatao (Brazil) sites to obtain compensation for environmental liabilities on these two sites.

Back to Contents

(b)

Operating leases

Future minimum lease payments for operating leases at December 31 are as follows:

	2004	2003
2004	—	20
2005	23	17
2006	15	12
2007	14	6
2008	13	6
2009	12	—
Thereafter	39	26
Total	117	87
Net present value of total future minimum lease payments (assumed discount rate of 6%)	94	71

These payments are in relation to the leasing of mobile equipment (barges, rail cars, etc.) and the rental of office buildings.

(c)

Financial instruments

Rhodia’s policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia’s estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in Notes 25(d) and 25(e). The nominal amounts summarized in Note 25(d) do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia’s exposure through its use of such instruments.

(d)

Interest rate risk management

Rhodia’s exposure to interest rate risk essentially relates to its indebtedness (see Note 20) and to a lesser extent its interest rate management activities. At December 31, 2004, Rhodia only has firm contracts. These swap agreements are essentially for a duration of between eighteen months and six years.

The nominal amounts of interest rate contracts and options at December 31, 2004 and 2003, are shown below (converted into euros at the closing rates). The category “Interest rate contracts” includes fixed rate contracts for purchases and sales. The category “Options” includes purchase and sale options:

	2004		2003
	Interest rate contracts	Options	Interest rate contracts	Options
Swaps
Euro	2,050	—	4,550	—
U.S. dollar	477	—	1,061	—
Japanese yen	43	—	67	—
Subtotal	2,570	—	5,678	—
Futures and options
Euro	—	—	48	2,600
U.S. dollar	—	—	45	703
Japanese yen	—	—	—	—
Subtotal	—	—	93	3,303
Total	2,570	—	5,771	3,303

Back to Contents

For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) should offset each other. After netting, the balances in the table above would be €260 million for interest rate contracts at December 31, 2004 (€1,271 million for interest rate contracts and €2,071 million for options at December 31, 2003).

The amount of interest rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations.

(e)

Foreign exchange risk management

Rhodia principally uses fixed or open forward exchange contracts traded over-the-counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

The nominal amounts of Rhodia’s forward exchange contracts at December 31 are summarized below by currency. They have been converted into euros at the closing rate.

	2004		2003
	Buy	Sell	Buy	Sell
U.S. dollar	61	28	808	504
Pound sterling	2	162	10	194
Japanese yen	44	35	238	88
Brazilian real	26	46	3	47
Other currencies	64	33	59	21
Total	197	304	1,118	854

Rhodia also has foreign exchange options at December 31, 2004 to buy U.S. dollars for an amount equivalent to €59 million.

(f)

Fair value of financial instruments

The fair value of financial instruments at December 31 is summarized below:

	2004
	Market value	Book value
Foreign exchange contracts	(2)	1
Interest rate contracts	(12)	(15)
Commodity contracts	2	1
Total	(12)	(13)

(g)

Management of risks related to fluctuations in the price of oil-based commodities

Rhodia’s exposure to the risks related to fluctuations in the price of oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. Rhodia did not have any open positions for this type of instrument at December 31, 2004.

(h)

Concentration of counterparty risk

The transactions that generate a potential counterparty risk for Rhodia involve short-term deposits, derivative instruments and other financial instruments, and trade receivables and related accounts.

Back to Contents

Rhodia places its short-term deposits and enters into interest rate and currency contracts with major banks and financial institutions. Counterparty risk related to trade receivables and related accounts is limited due to the large number of customers in Rhodia’s customer portfolio, their diversification throughout many industries and their diverse geographic locations. Therefore, at December 31, 2004 and 2003, Rhodia believes that its counterparty risk in this respect is not significant.

(i)

Claims and litigation

Rhodia is involved in certain litigation in the normal course of its business activities, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

However, Rhodia estimates that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position, results of operations or cash flows, other than those detailed below, for which no provision has been recorded since management believes that no amount of loss is either probable or reasonably estimable.

On November 8, 2004, Rhodia received notification of a claim from Innophos, a subsidiary of Bain Capital, with respect to amounts claimed by the Mexican National Water Commission for water usage at an Innophos plant in Coatzacoalcos, Mexico during the period between 1998 and 2002. The total amount of the claim is for 1,506,230,081 Mexican pesos (approximately €100 million) in fees, interest and penalties. Rhodia sold the Coatzacoalcos plant in August 2004 as part of the sale of its North American specialty phosphates business, which became Innophos, and pursuant to the agreement, gave customary indemnities as to the business sold. In order to protect its interests, Rhodia informed Bain Capital that Rhodia was assuming direct responsibility, subject to certain limitations and reservations of rights, for the resolution of this matter with the Mexican National Water Commission. Since then, Rhodia has worked closely with Innophos to prepare pleadings, which were filed, on behalf of Innophos, on January 17, 2005. Rhodia believes that it has strong arguments with respect to claims of the Mexican National Water Commission’s claims, and that such claims should be dismissed and/or substantially reduced. Rhodia disagrees with Innophos, however, as to the exact nature of Rhodia’s contractual obligations with respect to this claim. Consequently, Innophos filed a suit against Rhodia before the Supreme Court of the State of New York in December 2004.

In January 2004, certain Rhodia minority shareholders brought two civil proceedings before the Tribunal de Commerce de Paris (Paris Commercial Court), which include various allegations regarding its acquisition of Albright & Wilson, including alleged inaccuracies in its public disclosures, as well as alleged mismanagement, neither of which name Rhodia as a defendant. In the first civil procedure, the plaintiffs sued certain members of Rhodia’s Board of Directors, its statutory auditors, as well as Aventis, and claimed approximately €70 million in personal damages. In the second civil procedure, the plaintiffs sued certain members of Rhodia’s Board of Directors at the time, as well as Aventis, and initially sought payment of €925 million in damages to Rhodia on a shareholder derivative basis, as well as €40 million in personal damages. On April 12, 2005, these plaintiffs modified their claims to take into account the arguments developed in the above mentioned AMF notice of findings of alleged rule infringements and increased the value of their alleged damages to approximately €132 million. In June 2004, the same minority shareholder plaintiffs to the second civil procedure amended the procedure by confirming their shareholder derivative damage claim before the Tribunal de Commerce de Paris and by officially withdrawing their €40 million personal damage claim. A few weeks later, the same plaintiffs filed a new complaint for personal damages of €60 million before the Supreme Court of the State of New York based on similar allegations. On August 12, 2004, Rhodia received official notification that it is a defendant in this New York proceeding, along with Aventis and certain members of its Board of Directors. Rhodia received an amended complaint on December 23, 2004, which added allegations relating to insufficient pension and environmental provisions, as well as other allegations. Rhodia filed a motion to dismiss the New York proceedings in January 2005. On April 19, 2005, the Supreme Court of the State of New York granted this motion to dismiss.

On January 3, 2005, Rhodia finalized the acquisition of the Chloralp Group from LaRoche Industries and entered into a definitive settlement agreement with respect to all current and threatened litigation between the parties.

Back to Contents

(j)

Commitments linked to divestments

2004 sales of businesses

In connection with the sales of businesses in 2004, Rhodia provided the usual guarantees related to accounting, tax and employee matters. To date, these guarantees have not been called upon, with the exception of the proceedings initiated against Innophos by the Mexican National Water Commission.

Sale of the North American Specialty Phosphates business

In connection with the sale of this business, Rhodia agreed to confirm the terms of an existing contract in which it supplies sulfuric acid through 2018. Since the prices are below market, this contract is considered an onerous contract and Rhodia recorded a provision at December 31, 2004. This provision covers the present value of expected losses on this contract over the next five years, as reasonable estimates beyond this time horizon are not available. Depending on sulfur prices and volume requirements to fulfill this contract, this estimate may require future revisions.

Sales of phenol, HCl and soda ash

Rhodia sold the phenol, HCl (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% interest in the new group.

As part of the sale, Rhodia granted an interest-bearing vendor-credit for a total of €22 million in principal. Repayment is subordinated to the repayment of the new group’s bank debt relating to the acquisition.

The HCl product and test run guarantees have been satisfied; however, certain other guarantees remain:

•

a guarantee was granted to the purchaser in respect of HCl Removal Services for an amount of €5 million for one year, declining to €4 million in the following four years in order to guarantee the supply of HCl by Rhodia. This guarantee depends only on factors controlled by Rhodia; and

•

purchase price adjustments in favor of Rhodia, limited to €7 million, based on the contribution of the HCl activity within the new group. As this clause has no time limit, Rhodia is confident that it may benefit from this adjustment.

This sale was also accompanied by the usual guarantees related to accounting, tax and employee matters.

26.

SEGMENT REPORTING AND INFORMATION BY GEOGRAPHICAL AREA

In connection with its reorganization and rationalization programs, Rhodia has reorganized its previous internal structure, which was based on four market-oriented divisions, into a new organization comprised of nine enterprises. Prior years’ data was reclassified.

Back to Contents

Segment information

	HPCII	PPF	PPMC	RE3S	Polyamide	Acetow	Eco Services	PPA	RPS	Other	Consolidated
2004
Statement of operations information:
Net sales	608	796	527	748	1,559	393	201	343	236	129	5,540
Inter-segment revenues	(16)	(33)	(23)	(33)	(128)	—	—	(14)	(6)	(6)	(259)
Net sales, external	592	763	504	715	1,431	393	201	329	230	123	5,281
Operating income/(loss)	46	6	(27)	(4)	39	64	27	(57)	(164)	(278)	(348)
Depreciation and amortization (excluding goodwill amortization)	(28)	(49)	(34)	(54)	(122)	(26)	(28)	(43)	(128)	(48)	(560)
Amortization of goodwill	(1)	(10)	(1)	(44)	(1)	—	(2)	—	(91)	—	(150)
Equity in earnings/(losses) of affiliated companies	2	(3)	—	(4)	(57)	1	1	—	—	2	(58)
Cash flow and balance sheet information:
Capital expenditures	12	20	9	28	38	27	18	12	11	13	188
Investments accounted for by the equity method	10	3	—	—	91	1	2	5	—	1	113
Total segment assets	289	324	300	693	1,047	244	219	230	209	(116)	3,439
Assets not identifiable with segments											2,029
Total assets											5,468

Back to Contents

	HPCII	PPF	PPMC	RE3S	Polyamide	Acetow	Eco Services	PPA	RPS	Other	Consolidated
2003
Statement of operations information:
Net sales …	609	1,108	523	721	1,373	424	213	366	260	124	5,721
Inter-segment revenues	(17)	(57)	(21)	(30)	(101)	—	—	(31)	(4)	(7)	(268)
Net sales, external	592	1,051	502	691	1,272	424	213	335	256	117	5,453
Operating income/(loss)	42	(70)	(1)	(3)	55	72	44	(11)	(109)	(178)	(159)
Depreciation and amortization (excluding goodwill amortization)	(29)	(144)	(29)	(56)	(95)	(27)	(24)	(33)	(79)	(8)	(524)
Amortization of goodwill	(1)	(337)	(1)	(4)	(1)	—	(2)	—	(256)	—	(602)
Equity in earnings/(losses) of affiliated companies	2	1	—	(2)	(95)	(1)	—	—	—	—	(95)
Cash flow and balance sheet information:
Capital expenditures	15	36	19	33	42	29	16	13	18	12	233
Investments accounted for by the equity method	10	16	4	5	81	1	—	5	—	1	123
Total segment assets	316	825	293	723	1,008	248	205	277	420	(156)	4,159
Assets not identifiable with segments											2,370
Total assets											6,529

	HPCII	PPF	PPMC	RE3S	Polyamide	Acetow	Eco Services	PPA	RPS	Other	Consolidated
2002
Statement of operations information:
Net sales …...	625	1,339	905	793	1,465	447	217	428	360	377	6,956
Inter-segment revenues	(13)	(70)	(84)	(42)	(84)	—	—	(31)	(3)	(12)	(339)
Net sales, external	612	1,269	821	751	1,381	447	217	397	357	365	6,617
Operating income/(loss)	61	65	27	34	149	83	75	25	(22)	(146)	351
Depreciation and amortization (excluding goodwill amortization)	(26)	(74)	(49)	(57)	(92)	(26)	(28)	(30)	(34)	(31)	(447)
Amortization of goodwill	(1)	(21)	(1)	(4)	(1)	—	(2)	—	(17)	—	(47)
Equity in earnings/(losses) of affiliated companies	2	3	—	—	(46)	—	1	—	—	—	(38)
Cash flow and balance sheet information:
Capital expenditures	14	44	39	56	98	36	20	20	21	26	374
Investments accounted for by the equity method	15	28	3	5	109	1	2	5	—	4	172
Total segment assets	347	1,620	357	752	1,126	263	256	330	786	(347)	5,490
Assets not identifiable with segments											1,897
Total assets											7,387

Back to Contents

Segment assets include assets directly identifiable with the segments: goodwill and other intangible assets, tangible assets, investments accounted for by the equity method, inventories and work in process and trade receivables and related accounts. They also include receivables sold which are eliminated in the “Other” column since this operation is considered a Corporate activity.

At December 31, 2004, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities (€602 million), other receivables (€736 million), long-term loans and deposits (€146 million), other investments (€41 million) and deferred charges and other assets (€504 million). The breakdown of these assets on a segment basis is not available as they are managed on either a legal entity basis or directly at Corporate level.

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

	2004	2003	2002
Total operating income/(loss)	(348)	(159)	351
Other information not directly identifiable with the segments:
Financial expense—net	(263)	(250)	(123)
Other income/(expense)—net	259	(98)	(72)
Income/(loss) of consolidated subsidiaries before income taxes	(352)	(507)	156

Information by geographical area of production

	France	Rest of Europe	North America	South America	Other	Eliminations	Consolidated
2004
Revenues	2,163	1,533	1,270	714	679	(1,078)	5,281
Long-lived assets	1,271	789	511	193	259	—	3,023

2003
Revenues	2,210	1,600	1,458	710	598	(1,123)	5,453
Long-lived assets	1,609	1,181	971	341	260	—	4,362

2002
Revenues	2,634	1,730	1,803	1,031	631	(1,212)	6,617
Long-lived assets	1,602	1,253	1,568	453	280	—	5,156

Long-lived assets include goodwill, other intangible assets, and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits.

27.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, including depreciation and amortization, amounted to €171 million in 2004 (€203 million in 2003 and €218 million in 2002). Research and development expenses on the Consolidated Statements of Operations are shown net of depreciation and amortization.

Back to Contents

28.

WAGES, BENEFITS AND NUMBER OF EMPLOYEES

(a)

Wage and benefits of employees

Wages and benefits amounted to €1,224 million in 2004 (€1,334 million in 2003, €1,546 million in 2002).

(b)

Number of employees

The number of employees at December 31:

	2004	2003	2002
France	7,586	8,420	9,148
Other countries	12,991	14,639	15,375
Total	20,577	23,059	24,523

(c)

Compensation and benefits paid to the members of the Board of Directors and the Executive Committee

Compensation and benefits allocated to the members of the Board of Directors (including directors’ fees) and the Executive Committee totaled €9.2 million (38 people, including six departures during the year) in 2004, compared with €7.5 million (27 people) in 2003 and €9.6 million (24 people) in 2002.

Contributions paid in 2004 with respect to pensions for the members of the Executive Committee amounted to €1.0 million (€0.4 million in 2003 and €0.6 million in 2002).

The amount of severance payments recorded in 2004 for former members of the Executive Committee amounted to €3 million.

29.

STOCK OPTION PLANS

(a)

Rhodia Plans

In accordance with the authorization granted by the shareholders at the shareholders’ meeting of May 21, 2002, the Board of Directors decided at its June 17, 2004 meeting to grant two stock option plans for the purchase of Rhodia shares. Options were granted for 2,665,500 shares (327 participants) and 1,372,500 shares (81 participants), respectively. The conditions for exercising the options under the second plan are based on meeting certain financial targets at the end of 2006.

Options granted under the 2004 Plans are exercisable over an eight-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the date that the Board of Directors approved the stock option plans.

Options granted under the 2003, 2002 and 2001 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans.

Options granted under the 2000, 1999 and 1998 Plans are exercisable over a ten-year period, with a vesting period of five years for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans.

Back to Contents

The following table summarizes the changes in the stock option plans for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
	Number of options	Weighted- average exercise price (€)	Number of options	Weighted-average exercise price (€)	Number of options	Weighted-average exercise price (€)
Number of options outstanding, January 1	9,972,809	13.89	9,099,262	15.02	7,415,422	15.87
Options granted	4,038,000	1.50	1,956,348	6.25	3,000,000	12.04
Options cancelled/forfeited (1)	(411,190)	7.55	(1,082,801)	10.07	(1,316,160)	12.98
Adjustment to outstanding options as a result of the preferred subscription rights offering (2)	9,399,008	—	—	—	—	—
Number of options outstanding, December 31	22,998,627	6.08	9,972,809	13.89	9,099,262	15.02
Number of options exercisable, December 31	7,580,313	7.86	1,481,264	16.02	828,688	15.10

___________

(1)

Options cancelled/forfeited in 2004 reflect the total of options cancelled/forfeited before and after the adjustment to outstanding options as a result of the preferred subscription rights offering.

(2)

Following the preferred subscription rights offering which closed on May 7, 2004, Rhodia adjusted the exercise prices and the number of outstanding options in accordance with the Commercial Code and the rules of the stock option plans.

Back to Contents

The following table shows the main features of the stock option plans in place at December 31, 2004:

Stock option plan	1998 Plan	1999/1 Plan	1999/2 Plan	2000/1 Plan	2000/2 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan A	2004 Plan B	Total Plans

Date of shareholders’ meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00	05/21/02	05/21/02	05/21/02
Date of grant, as approved by the Board of Directors	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02	05/28/03	06/17/04	06/17/04
Exercise period for persons resident in France for tax purposes	5 years from 06/24/03	5 years from 02/23/04	5 years from 02/23/04	5 years from 03/30/05	—	8 years from 03/16/05	8 years from 03/20/06	8 years from 05/28/07	4 years from 06/17/08	4 years from 06/17/08
Exercise period for persons not resident in France for tax purposes	7 years from 06/24/01	7 years from 02/23/02	7 years from 02/23/02	7 years from 03/30/03	7 years from 09/27/03	9 years from 03/16/04	9 years from 03/20/05	9 years from 05/28/06	5 years from 06/17/07	5 years from 06/17/07
Original options granted (4)	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	2,000,000	1,312,948	2,665,500	1,372,500
Original options granted to the Board of Directors and Executive Committee (4)	550,000	558,000	369,000	800,000	—	925,000	660,000	369,000	577,000	852,000
Original exercise price (€) (3)	21.34	15.00	15.00	17.14	16.26	15.70	12.04	5.50	1.50	1.50	1.50/21.34
Maximum term (years)	10	10	10	10	10	12	12	12	8	8
Weighted-average remaining contractual life, December 31 (years)	3.5	4.2	4.2	5.2	5.7	8.2	9.2	10.4	7.5	7.5	7.1
Adjusted exercise price, December 31 (€) (3)	10.82	7.60	7.60	8.69	8.24	7.96	6.10	2.79	1.50	1.50	1.50/10.82
Weighted-average exercise price, December 31 (€)	10.82	7.60	7.60	8.69	8.24	7.96	6.22	3.11	1.50	1.50	6.08
Weighted-average exercise price of exercisable options, December 31 (€)	10.82	7.60	7.60	8.69	8.24	7.96	—	—	—	—	7.86

Options outstanding, January 1	17,050	1,437,700	1,072,426	1,827,705	50,000	2,350,510	1,908,650	1,308,768	—	—	9,972,809
Options cancelled/forfeited January 1 to May, 7	—	(6,500)	(5,625)	(12,270)	—	(30,674)	(28,090)	(3,562)	—	—	(86,721)
Options outstanding, at May 7, before the preferred subscription rights offering	17,050	1,431,200	1,066,801	1,815,435	50,000	2,319,836	1,880,560	1,305,206	—	—	9,886,088
Adjustment to outstanding options as a result of the preferred subscription rights offering (5)	16,590	1,366,454	1,020,686	1,727,629	48,629	2,188,207	1,800,218	1,230,595	—	—	9,399,008
Options granted	—	—	—	—	—	—	—	—	2,665,500	1,372.500	4,038,000
Options cancelled/forfeited May 8 to December 31	—	(28,091)	(22,925)	(46,214)	—	(54,785)	(69,426)	(52,528)	(28,500)	(22,000)	(324,469)
Options outstanding, December 31	33,640	2,769,563	2,064,562	3,496,850	98,629	4,453,258	3,611,352	2,483,273	2,637,000	1,350,500	22,998,627
Options outstanding with the Board of Directors and Executive Committee (2)	—	401,424	218,961	761,420	—	864,979	889,046	526,883	578,000	850,000	5,090,713
Options exercisable, December 31	33,640	2,769,563	2,064,562	1,195,632	98,629	1,418,287	—	—	—	—	7,580,313
Options exercisable by the Board of Directors and Executive Committee (2)	—	401,424	218,961	266,299	—	238,683	—	—	—	—	1,125,367
Number of participants at December 31	13	323	323	457	1	699	505	517	323	80

(1)

Historical composition.

(2)

Present composition.

(3)

Following a personal undertaking, Mr. Tirouflet agreed to an exercise price of €15.00 for the 2002 and 2003 Plans, which exercise price was subsequently adjusted to €7.60 as a result of the preferred subscription rights offering.

(4)

In parallel to the above 2002 and 2003 Plans, the Board of Directors also resolved to set up a second plan involving the granting of 1,000,000 options to 123 participants in 2002, including 310,000 options granted to the Board of Directors and Executive Committee, and 643,400 options to 108 participants in 2003, including 287,100 options granted to the Board of Directors and Executive Committee. These options lapsed as the exercising conditions had not been met at December 31, 2002 and 2003.

(5)

Following the preferred subscription rights offering which closed on May 7, 2004, Rhodia adjusted the exercise prices and the number of outstanding options in accordance with the Commercial Code and the rules of the stock option plans.

The weighted-average remaining contractual life of stock options at December 31 was 7.1 years in 2004, 8.1 years in 2003 and 8.6 years in 2002.

At December 31, 2004, no options granted by the Board of Directors have been exercised.

Back to Contents

(b)

Pro forma effect

If Rhodia had applied the fair value method for the stock option plans established in 2004, 2003 and 2002, net income/(loss) and earnings/(loss) per share would have been as follows:

	2004	2003	2002
Net income/(loss) as reported	(625)	(1,369)	34
Less total stock-based employee compensation cost determined under the fair value method described below for all awards at the respective date of grant, net of related tax effects	(3)	(5)	(4)
Pro forma net income/(loss)	(628)	(1,374)	30

	2004	2003	2002
	(in €)
Basic and diluted earnings/(loss) per share:
As reported	(1.33)	(7.63)	0.19
Pro forma	(1.33)	(7.66)	0.17

The fair value of Rhodia stock options granted in 2004, 2003 and 2002 was estimated under the Black-Scholes pricing model using the following assumptions:

	2004	2003	2002
Expected life of options (years)	4-5	4-5	4-5
Expected stock price volatility	35%	35%	37%
Expected dividend rate	0.0%	2.2%	2.55%
Expected risk-free interest rate	4.4%	3.8%	5.3%

The weighted-average grant date fair value of options granted during 2004, whose exercise price exceeded the market price on the date of grant, was €0.27. The weighted-average grant date fair value of options granted during 2003 and 2002, whose exercise price equaled the market price on the date of grant, was €1.22 and €3.38, respectively.

30.

DISCONTINUED OPERATIONS

Discontinued operations are: (a) those businesses sold during 2004 or held for sale at December 31, 2004, principally the food ingredients, the North American and European specialty phosphates and the potable and waste water treatment businesses, and (b) those businesses sold in 2003 and 2002. If the income statement elements of the discontinued operations were presented on one separate line, summary income statement data concerning the ongoing operations would be as follows, given that these results include the results of operations of businesses sold or held for sale, including the related income taxes, but excluding expenses not transferred to the buyers:

	2004	2003	2002
Net sales	4,833	4,626	5,078
Operating income/(loss)	(339)	(155)	217
Income/(loss) from continuing operations	(799)	(1,123)	(18)
Income/(loss) from discontinued operations(1)	174	(246)	52
Net income/(loss)	(625)	(1,369)	34

___________

(1)

Including a net gain/(loss) on disposal of €218 million, €(26) million and €(38) million in 2004, 2003 and 2002, respectively, and related income taxes of €22 million, €(12) million and €27 million in 2004, 2003 and 2002, respectively, and goodwill and other intangible asset impairments of €5 million and €242 million in 2004 and 2003, respectively.

Back to Contents

31.

SUBSEQUENT EVENTS

On February 2, 2005, Rhodia successfully offered Senior Notes for an aggregate principal amount of €500 million at 8%, maturing in 2010. The notes offered were issued at a price equal to 103.5% of the principal amount or an effective interest rate for Rhodia of 7.19%. Rhodia received the net proceeds of €504 million on February 14, 2005 and plans to use the proceeds as follows:

•

€328 million will be deposited in a segregated account for the redemption or repayment of the 6% Euro Medium-term Notes due March 2006 (€300 million in principal plus €28 million in accrued interest and redemption premiums);

•

€52 million will be used to reimburse the Euro Medium-term Notes due May 2005 (€49 million in principal plus €3 million in accrued interest);

•

€48 million will be used to reimburse amounts owed under outstanding financial lease agreements pursuant to mandatory prepayment commitments under the RFA; and

•

the balance of €76 million will be used to refinance other debt in order to extend the average maturity of Rhodia’s outstanding debt.

In accordance with commitments made under the RFA, this offering will reduce the RFA’s medium-term credit facility from €565 million to approximately €313 million.

The following events occurred subsequent to the approval of Rhodia accounts by its Board of Directors on February 28, 2005:

•

On March 29, 2005, the Autorité des Marchés Financiers (AMF) notified Rhodia of the findings by the specialized commission of the AMF of alleged rules infringements by Rhodia, following the investigation initiated in October 2003. There are three alleged rules infringements being brought against Rhodia relating to: (a) the timing of the Chirex goodwill impairment, (b) the timing of the deferred tax asset valuation allowances and (c) the financial disclosures relating to debt, liquidity and environmental risks. The notice of findings of alleged rule infringements indicates the beginning of a proceeding during which Rhodia will propose its arguments in defense to the AMF. At the end to this period of several months, the Commission des Sanctions will decide to pronounce, or not, penalties against Rhodia on the grounds of the alleged rule infringements. Rhodia believes that it has strong arguments in defense of the AMF allegations. Under applicable French law, the maximum fine that could be imposed in the event that penalties were to be assessed against Rhodia in this proceeding would be €1.5 million.

•

Early April 2005, further to the above mentioned AMF notice of findings of alleged rule infringements, Rhodia became aware by the media that several law firms were taking initiatives in order to have a class actions filed and certified against Rhodia in the U.S. District Court for the District of New Jersey on behalf of purchasers of its securities between April 26, 2001 and March 23, 2004, inclusive. Rhodia has not been served with any complaint at this point. As can be expected under U.S. procedural rules, these different class action suits should, if filed and certified against Rhodia, be consolidated and result in one complaint.

•

On April 13, 2005, Rhodia officially notified Sanofi-Aventis of the launch of an arbitration procedure in which Rhodia is claiming for the payment of: (a) environmental contingencies totaling €125 million, as well as additional assurance for future potential environmental liabilities above those amounts provided at December 31, 2004, and (b) employee pension liabilities totaling €445 million, as well as additional assurance for all costs necessary to fund the transfer of these liabilities from Rhodia’s accounts.

Back to Contents

32.

RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS

32.1

Accounting policies

Rhodia applies French GAAP in the preparation of the consolidated financial statements. The differences between French GAAP and U.S. GAAP as well as new U.S. GAAP accounting standards in 2005 that have or could have a material effect on Rhodia’s consolidated financial statements are described below.

(a)

Derivative instruments and hedging activities

Accounting for Derivative Instruments and Hedging Activities (FAS 133), as amended, requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or a liability in the consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending on their intended use and whether they qualify for hedge accounting. The principal difference between U.S. GAAP and French GAAP relates to the accounting for cash flow hedges. Under U.S. GAAP, the fair value of cash flow hedges is recorded as an asset or a liability with an offset to other comprehensive income. Upon realization of cash flow hedges, other comprehensive income is reclassified into net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the consolidated balance sheet.

(b)

Goodwill and long-lived asset impairments

Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. French GAAP requires the amortization of goodwill and indefinite-lived intangible assets. Also, in the event of an impairment of goodwill, U.S. GAAP requires a two-step process. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit with its carrying value. The second step, only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the reporting unit’s implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit’s assets and liabilities and comparing the result with the fair value of the reporting unit to determine the amount of the implied fair value of goodwill. Under French GAAP, the amount of goodwill impairment is only based on the results of the first step.

In addition, under U.S. GAAP, goodwill impairment tests are performed after tangible assets have been tested for impairment under Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). If these tangible assets are impaired, then they are adjusted to fair value based on discounted cash-flows, which will impact the amount of goodwill impairment under FAS 142. Under French GAAP, when goodwill and the related long-lived assets are both impaired, there is no requirement to write down tangible assets to fair value before assessing the related goodwill impairment charge.

FAS 144 requires that in the event of an impairment of a long-lived asset that is part of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets), the recording of an impairment of that asset is not permitted unless the asset group is impaired. French GAAP requires the recording of an impairment of a long-lived asset if that asset is impaired.

(c)

Pension plans – minimum liability adjustments and curtailments

Employers’ Accounting for Pensions (FAS 87) requires the recognition of a liability for the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service cost, then the excess is reported, net of tax, as a component of other comprehensive income. The above

Back to Contents

described minimum pension liability requirement does not exist under French GAAP.

Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (FAS 88) requires that curtailment losses are to be recognized when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailment gains are deferred until realized and are recognized in earnings, when the related employees terminate or the plan suspension or amendment is adopted. Gains and losses on curtailments include unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses). Under French GAAP, curtailment gains and losses are recognized when curtailments occur. Gains and losses on curtailments include changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized. The difference between French GAAP and U.S. GAAP in 2004 is solely due to the calculation of the curtailment gain or loss under French GAAP versus U.S. GAAP.

(d)

Discontinued operations

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of the business, including income taxes and the gain/(loss) on the disposal but excluding expenses not sold to the purchaser, are reflected as discontinued operations. Prior periods presented are restated on a comparable basis. Under French GAAP, the results of operations of a business that has been sold or is held for sale are included until the date of disposal.

(e)

Environmental indemnification agreement

Rhodia and Sanofi-Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities in connection with chemical sites transferred to Rhodia on January 1, 1998. Under U.S. GAAP, these indemnification payments from Sanofi-Aventis are accounted for as additional contributed capital and the related environmental expenses are expensed as incurred. Under French GAAP, these indemnification payments are recorded as deferred credits and when assigned to environmental provisions are shown as a reduction of the related environmental expenses.

(f)

Leases

Accounting for leases (FAS 13), as amended, requires that gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease. Under French GAAP, these gains are immediately recognized in net income.

(g)

Deferred income taxes

In 2003, Rhodia identified an error in deferred income taxes and, in accordance with French GAAP, recorded a cumulative tax benefit of €18 million. This correction relates to recording additional deferred tax assets and a corresponding valuation allowance against these additional deferred tax assets in connection with book-to-tax basis differences arising in prior years for certain of its U.S. operations. Under U.S. GAAP, this correction is presented in the period to which the error relates and subsequent years’ financial statements are adjusted as disclosed in Note 1. In 2004, Rhodia identified an overstatement of a deferred tax asset valuation allowance that was recorded in 2003. As a result, a tax benefit of €29 million was recorded in 2004. This correction was not considered material to Rhodia's financial statements to require restatement of the financial statements as of December 31, 2003.

(h)

Restructuring and environmental and other costs

Accounting for the Costs Associated with Exit or Disposal Activities (FAS 146) requires that costs associated with an exit or disposal activity should be recognized when the liability is incurred. Under French GAAP, these costs are recognized upon Rhodia’s commitment to an exit plan. Specifically as it relates to a termination of an operating

Back to Contents

lease, under U.S. GAAP, the liability is recorded upon the cease-use date; whereas for French GAAP, the liability is recorded upon the commitment date.

Accounting for Contingencies (FAS 5) requires the accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Under U.S. GAAP, the provision and the related accrual may not be discounted unless the timing of the cash flows is certain. Under French GAAP, the provision and the related accrual can be discounted based on expected cash flows. In 2004 for French GAAP, Rhodia discounted environmental and other accruals based on the expected cash flows. Rhodia reversed these discounts for U.S. GAAP.

(i)

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

Accounting for Conditional Asset Retirement Obligations (FIN 47), which will be effective for Rhodia at December 31, 2005, clarifies the term conditional asset retirement obligation as used in FAS 143 and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

At December 31, 2004, Rhodia believes that it cannot make a reasonable estimate of the fair value of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable production lives, which do not enable Rhodia to reasonably estimate the settlement dates or range of potential settlement dates, the methods or potential methods of settlement, or the probabilities associated with potential settlement dates and potential methods of settlement.

(j)

Guarantees

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires the recognition of a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation that Rhodia assumed in issuing the guarantee. The disclosures required by FIN 45 are included in Note 25. At December 31, 2004, there were no differences between French GAAP and U.S. GAAP relating to the accounting for guarantees.

(k)

Variable interest entities

Consolidation of Variable Interest Entities (FIN 46 (Revised)) requires the consolidation of a variable interest entity in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns of the entity, and if Rhodia is the primary beneficiary.

The adoption of FIN 46R was not significant to Rhodia’s consolidated financial statements. Rhodia’s investment in Primester, a 50%-owned cellulose acetate joint venture based in the U.S., is a variable interest entity; however, Rhodia is not required to consolidate Primester since Rhodia is not the primary beneficiary. Rhodia purchases its share of cellulose acetate flakes from Primester which are used by Rhodia entirely in downstream processing at its filter tow operations. Rhodia’s purchases from Primester in 2004 were €62 million.

Back to Contents

(l)

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the cost of inventories and that this costs should be expensed when incurred. In addition, FAS 151 requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility. Rhodia is required to adopt the provisions of FAS 151 effective January 1, 2006. Rhodia is currently evaluating the impact of adopting FAS 151, but it does not expect that the adoption of FAS 151 will significantly impact its consolidated financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance. Rhodia is currently evaluating the impact of adopting FAS 153, but it does not expect that the adoption of FAS 153 will significantly impact its consolidated financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that Rhodia recognizes the cost of share-based payments granted to employees measured at the grant-date fair value of the award. Rhodia is required to adopt FAS 123R effective January 1, 2006 to all share-based grants made or modified after June 15, 2005 and for the unvested portion of outstanding share-based grants made prior to June 15, 2005. Rhodia is currently evaluating the impact of adopting FAS 123R, but does not expect that the adoption of FAS 123R will significantly impact its consolidated financial position, result of the operations or cash flows.

32.2

Reconciliation between French GAAP and U.S. GAAP

(a)

Net income/(loss)

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 follows:

	2004	2003	2002
Net income/(loss) (French GAAP – as adjusted in 2003 and 2002)	(625)	(1,369)	34
Goodwill amortization	17	37	47
Goodwill impairments and differences in the carrying values of goodwill of businesses sold (2)	39	(101)	—
Long-lived asset impairments and differences in the carrying values of assets of businesses sold (2)	(58)	18	—
Pension plan curtailments	(31)	—	—
Environmental indemnification agreement	(19)	(40)	(7)
Sale/leaseback transaction (3)	(24)	—	—
Environmental and other liabilities – differences between the discounted and undiscounted amounts of liabilities	(90)	—	—
Exit and disposal activities – lease termination and other provisions	13	—	—
Deferred income tax effect of the above differences	13	—	2
Net income/(loss) (U.S. GAAP) (1)	(765)	(1,455)	76

___________

(1) Includes income/(loss) from discontinued operations of €136 million in 2004, €(255) million in 2003 and €52 million in 2002. (See Note 32.2 (f)).

(2) In 2004, Rhodia recorded a €45 million lower goodwill impairment and a €40 million higher tangible asset impairment for U.S. GAAP versus French GAAP. (See Note 32.1(b)).

(3) Rhodia sold an administrative building that was leased back under on operating lease agreement. The gain on sale of €25 million is being amortized over the lease term.

Back to Contents

	2004	2003	2002
		(In €)

Basic and diluted earnings/(loss) per share (U.S. GAAP)	(1.62)	(8.11)	0.43

The weighted-average shares outstanding and the diluted weighted-average shares for 2004, 2003 and 2002 were 471,607,727 shares, 179,309,188 shares and 178,765,518 shares, respectively. There is no dilution as there was a net loss in 2004 and 2003 and as stock option exercise prices exceeded market prices in 2002.

(b)

Shareholders’ equity

A reconciliation of shareholders’ equity between French GAAP and U.S. GAAP at December 31, 2004 and 2003 follows:

	December 31,
	2004	2003
Shareholders’ equity (French GAAP)	70	252
Goodwill – goodwill amortization and impairments, including the differences in the carrying values of goodwill of businesses sold	32	(23)
Other intangible assets – intangible asset impairments and differences in the carrying values of assets of businesses sold	—	18
Tangible assets – tangible asset impairments	(40)	—
Other assets – derivative instruments and hedging activities	(12)	(6)
Shareholders’ equity – environmental indemnification agreement	—	(13)
Provisions for pension, deferred income taxes and other costs in excess of one year:
Minimum pension liability adjustments (1)	(523)	(499)
Pension plan curtailments	(31)	—
Environmental and other liabilities – differences between the discounted and undiscounted amounts of liabilities	(90)	—
Exit and disposal activities – lease termination and other provisions	13	—
Other long-term liabilities – sale/leaseback transaction	(21)	—
Other current liabilities – sale/leaseback transaction and other provisions	(5)	—
Deferred income tax effect of the above differences	29	48
Shareholders’ equity (U.S. GAAP)	(578)	(223)

___________

(1)

If the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders’ equity for the amount in excess of unrecognized prior service costs. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

Back to Contents

(c)

Comprehensive income/(loss)

Comprehensive income/(loss) includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to shareholders. The following table presents comprehensive income/(loss) for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net income/(loss) (U.S. GAAP)	(765)	(1,455)	76
Derivative instruments and other hedging activities	(4)	30	(3)
Minimum pension liability adjustment	(60)	(113)	(177)
Translation adjustment	(4)	(147)	(398)
Comprehensive income/(loss)	(833)	(1,685)	(502)

(d)

 Operating income

The goodwill impairments of continuing operations, the loss on the sales of receivables and other income/(expense) which are recorded below operating income/(loss) in accordance with French GAAP should be included in operating income/(loss) for U.S. GAAP. In addition, the operating income/(loss) from discontinued operations, and the differences between French GAAP and U.S. GAAP for the accounting for pension plan curtailments, the environmental indemnification agreement, the sale/leaseback and capital lease transactions and environmental and other liabilities are additional reconciling differences.

A reconciliation of Operating income/(loss) between U.S. GAAP and French GAAP follows:

	2004	2003	2002
Operating income/(loss) (French GAAP)	(348)	(159)	351
Operating (income)/loss of discontinued operations included above	9	4	(134)
Goodwill impairments of continuing operations	(92)	(416)	—
Long-lived asset impairments	(40)	—	—
Pension plan curtailments	(10)	—	—
Loss on sales of receivables	(17)	(21)	(29)
Other income/(expense)	(27)	(31)	(14)
Environmental indemnification agreement	(19)	(40)	(7)
Sale/leaseback transaction	1	—	—
Environmental and other liabilities – differences between the discounted and undiscounted amounts of liabilities	(89)	—	—
Other	2	—	—
Operating income/(loss) (U.S. GAAP)	(630)	(663)	167

(e)

Goodwill and other intangible assets—FAS 142 additional disclosures

Carrying amount of goodwill by operating segment at December 31, 2004, 2003 and 2002, and the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2004, 2003 and 2002 follow:

	RPS	PPA	Polyamide	HPCII	PPF	RE3S	Acetow	Eco Services	PPMC	Consolidated
Balance, January 1, 2004	81	7	16	18	136	77	4	42	17	398
Additions/(reductions)	—	—	—	4	(45)	—	—	—	(8)	(49)
Goodwill impairments…...	(37)	—	—	—	(5)	(50)	—	—	—	(92)
Translation	1	—	1	(1)	(6)	2	(1)	(3)	—	(7)
Balance, December 31, 2004	45	7	17	21	80	29	3	39	9	250

Back to Contents

	RPS	PPA	Polyamide	HPCII	PPF	RE3S	Acetow	Eco Services	PPMC	Consolidated
Balance, January 1, 2003	402	7	18	20	629	80	4	51	19	1,230
Additions/(reductions)	—	—	—	—	(41)	—	—	—	—	(41)
Goodwill impairments…...	(278)	—	—	—	(402)	—	—	—	—	(680)
Translation	(43)	—	(2)	(2)	(50)	(3)	—	(9)	(2)	(111)
Balance, December 31, 2003	81	7	16	18	136	77	4	42	17	398

	RPS	PPA	Polyamide	HPCII	PPF	RE3S	Acetow	Eco Services	PPMC	Consolidated
Balance, January 1, 2002	469	7	19	23	666	82	5	60	23	1,354
Additions/(reductions)	—	—	(1)	—	16	—	—	—	(2)	13
Translation	(67)	—	—	(3)	(53)	(2)	(1)	(9)	(2)	(137)
Balance, December 31, 2002	402	7	18	20	629	80	4	51	19	1,230

Other intangible assets (all finite-lived) by nature at December 31, 2004, 2003 and 2002 consist of the following:

	December 31, 2004			December 31, 2003			December 31, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Patents, licenses and trademarks	96	(72)	24	94	(66)	28	101	(63)	38
Capitalized software	263	192	71	262	(179)	83	260	(165)	95
Other intangible assets	46	(28)	18	52	(31)	21	80	(36)	44
Total	405	(292)	113	408	276	132	441	(264)	177

The estimated amortization of patents, licenses and trademarks, capitalized software, and other intangible assets for 2005, 2006, 2007, 2008 and 2009 is €29 million, €26 million, €17 million, €9 million and €6 million, respectively.

(f)

Discontinued operations—FAS 144 additional disclosures

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation, and that prior periods presented must be restated on a comparable basis.

Presented below is consolidated summary financial information for the years ended December 31, 2004, 2003 and 2002 reflecting the 2004, 2003 and 2002 disposals of businesses that qualified as a component of an entity as discontinued operations. The results of operations of these businesses, including the related income taxes and the gains/(losses) on disposals but excluding expenses not transferred to the purchasers, are reflected as discontinued operations.

	2004	2003	2002
Net sales	4,833	4,626	5,078
Operating income/(loss)	(630)	(663)	167
Income/(loss) from continuing operations	(901)	(1,200)	24
Discontinued operations (1)	136	(255)	52
Net income/(loss)	(765)	(1,455)	76
Basic and diluted earnings/(loss) per share:
Continuing operations	(1.91)	(6.69)	0.13
Discontinued operations	0.29	(1.42)	0.30
Earnings/(loss) per share	(1.62)	(8.11)	0.43

___________

(1)

Including a net gain/(loss) on disposal of €180 million, €(26) million and €(38) million in 2004, 2003 and 2002, respectively, income taxes of €22 million, €(12) million and €27 million in 2004, 2003 and 2002, respectively, and a goodwill impairment of €5 million and €251 million in 2004 and 2003, respectively.

Back to Contents

(g)

Consolidated Statements of Cash Flows—additional disclosures

There are no differences in the presentation of the Consolidated Statements of Cash Flows under French GAAP that would impact the presentation of such Consolidated Statements of Cash Flows under U.S. GAAP. However, Rhodia is providing additional breakdown of certain items for disclosure purposes.

	2004	2003	2002
(Increase)/decrease in trade receivables and related accounts:
(Increase)/decrease in trade receivables and related accounts—gross	52	186	67
Increase/(decrease) in transfers of trade receivables and related accounts	(68)	(153)	(86)
	(16)	33	(19)
Increase/(decrease) in other operating assets and liabilities:
(Increase)/decrease in other operating assets	(12)	181	(202)
Increase/(decrease) in other operating liabilities	(56)	(268)	(27)
	(68)	(87)	(229)

(h)

Pension and retirement plans—additional disclosures

Employers’ Disclosures about Pensions and Other Postretirement Benefits (FAS 132 (Revised)) (FAS 132R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategies, measurement date(s), plan obligations, cash flows and components of net periodic benefit costs.

At December 31, 2004, the weighted-average fair values of Rhodia’s pension and retirement plans’ trust assets, by asset category, were 63% equity securities, 26% debt securities, 1% real estate and 10% other.

The plans’ assets are invested for the benefit of the plans’ participants and their beneficiaries. The plans’ goals are to provide trust funds from which retirement benefits can be paid to employees, as described in the various plans, with a view towards minimizing the cost to Rhodia of providing pension and retirement benefits. Contributions to the trust funds are invested with the primary objective of achieving annualized total returns that meet or exceed the plans’ actuarial return assumptions. These objectives are accomplished through investment strategies that diversify the plans’ assets (equity, fixed income and other investments) that earn acceptable rates of return while maintaining acceptable levels of risk. Rhodia periodically conducts asset/liability reviews using the plans’ projected benefit obligations to determine optimal strategic asset allocations to meet the plans’ long-term investment requirements. The expected long-term rate-of-return-on-asset assumptions are based on historical rates of return and expected rates of returns resulting from changes in the composition of the trust funds’ investments.

At December 31, 2004, the accumulated benefit obligations for all pension and retirement benefits plans were €1,982 million. The projected benefit obligations, accumulated benefit obligations and fair values of plan assets in which the accumulated benefit obligation exceeds the fair value of plan assets were €2,019 million, €1,913 million and €1,001 million, respectively. Rhodia uses a projected measurement date of December 31, 2004 for the majority of its pension and retirement benefit plans.

At December 31, 2004, the adjustments necessary to Rhodia’s consolidated financial statements to reflect the minimum pension liability in accordance with U.S. GAAP are to record an intangible asset of €2 million, to record an accumulated other comprehensive loss of €(505) million (net of tax benefits of €18 million) and to record an additional minimum pension liability of €525 million.

The weighted-average assumptions of discount rates and rates of compensation increases used to determine the pension and retirement benefit obligation at December 31, 2004 were 5.4% and 3.4%, respectively. The weighted-average assumptions of discount rates, expected long-term returns on plans assets and rates of compensation

Back to Contents

increases used to determine the net periodic pension and retirement cost for 2004 were 5.5%, 8.1% and 3.3%, respectively. The weighted-average assumptions of discount rates and rates of compensation increases used to determine the other post-employment benefit obligation at December 31, 2004 were 5.6% and 2.3%, respectively. The weighted-average assumptions of discount rates and rates of compensation increases used to determine the net periodic other post-employment cost for 2004 were 6.0% and 3.3%, respectively.

Rhodia’s expected contributions to pension and retirement benefit plans in 2005 are €14 million. Rhodia’s expected benefit payments for pension and retirement benefits from plans’ assets in 2005, 2006, 2007, 2008, 2009 and in the five-year period 2010-2014 are €93 million, €87 million, €87 million, €87 million, €89 million and €466 million, respectively. Rhodia’s expected directly funded benefit payments for pension and retirement benefits in 2005, 2006, 2007, 2008, 2009 and in the five-year period 2010-2014 are €50 million, €52 million, €56 million, €59 million, €61 million and €361 million, respectively. Rhodia’s expected directly funded benefit payments for other post-employment benefits in 2005, 2006, 2007, 2008, 2009 and in the five year-period 2010-2014 are €4 million, €3 million, €3 million, €3 million, €3 million and €11 million, respectively.

(i)

Restructuring reserves—additional disclosures

The following tables reflect the changes in the restructuring reserves for the three years ended December 31, 2004 (See Note 19(d)). In addition, Rhodia records asset write downs resulting from impairment of long-lived assets directly to the carrying values of the related assets. These write downs totaled €37 million, €39 million and €5 million in 2004, 2003 and 2002, respectively. Rhodia estimates that most of the remaining employee termination benefits and closure costs will be incurred in 2005 and 2006.

Back to Contents

	2004 Restructuring Plan
	Employee termination benefits	Closure costs	Environmental costs	Total
Charged to operations	124	9	71	204
Expenditures charged to the reserve	(34)	(4)	—	(38)
Effect of changes in structure/exchange rates	—	(1)	12	11
Balance, December 31, 2004	90	4	83	177

	2003 Restructuring Plan
	Employee termination benefits	Closure costs	Environmental costs	Total
Charged to operations	49	14	1	64
Expenditures charged to the reserve	(29)	(6)	(4)	(39)
Effect of changes in structure/exchange rates	(5)	4	23	22
Balance, December 31, 2003	15	12	20	47
Charged/(credited) to operations	10	7	(2)	15
Expenditures charged to the reserve	(29)	(17)	(5)	(51)
Effect of changes in structure/exchange rates	10	11	1	22
Balance, December 31, 2004	6	13	14	33

	2002 Restructuring Plan
	Employee termination benefits	Closure costs	Environmental costs	Total
Charged to operations	26	6	3	35
Expenditures charged to the reserve	(10)	(1)	(3)	(14)
Effect of changes in structure/exchange rates	(1)	(1)	—	(2)
Balance, December 31, 2002	15	4	—	19
Charged/(credited) to operations	—	4	—	4
Expenditures charged to the reserve	(7)	(6)	—	(13)
Effect of changes in structure/exchange rates	(3)	2	—	(1)
Balance, December 31, 2003	5	4	—	9
Charged/(credited) to operations	—	(2)	—	(2)
Expenditures charged to the reserve	(3)	(2)	—	(5)
Balance, December 31, 2004	2	—	—	2

	Pre-2002 Restructuring Plans
	Employee termination benefits	Closure costs	Environmental costs	Total
Balance, December 31, 2001	158	89	62	309
Charged/(credited) to operations	(11)	(5)	6	(10)
Expenditures charged to the reserve	(82)	(47)	(9)	(138)
Effect of changes in structure/exchange rates	(13)	(4)	(8)	(25)
Balance, December 31, 2002	52	33	51	136
Charged/(credited) to operations	4	—	(1)	3
Expenditures charged to the reserve	(24)	(10)	(7)	(41)
Effect of changes in structure/exchange rates	(1)	(3)	2	(2)
Balance, December 31, 2003	31	20	45	96
Charged/(credited) to operations	8	8	(1)	15
Expenditures charged to the reserve	(15)	(2)	(4)	(21)
Effect of changes in structure/exchange rates	(8)	(11)	4	(15)
Balance, December 31, 2004	16	15	44	75

Back to Contents

	All Restructuring Plans
	Employee termination benefits	Closure costs	Environmental costs	Total
Balance, December 31, 2001	158	89	62	309
Charged/(credited) to operations	15	1	9	25
Expenditures charged to the reserve	(92)	(48)	(12)	(152)
Effect of changes in structure/exchange rates	(14)	(5)	(8)	(27)
Balance, December 31, 2002	67	37	51	155
Charged/(credited) to operations	53	18	—	71
Expenditures charged to the reserve	(60)	(22)	(11)	(93)
Effect of changes in structure/exchange rates	(9)	3	25	19
Balance, December 31, 2003	51	36	65	152
Charged/(credited) to operations	142	22	68	232
Expenditures charged to the reserve	(81)	(25)	(9)	(115)
Effect of changes in structure/exchange rates	2	(1)	17	18
Balance, December 31, 2004	114	32	141	287

Back to Contents

33.

LIST OF CONSOLIDATED ENTITIES AT DECEMBER 31, 2004

In 2004, Rhodia’s scope of consolidation included 151 companies (2003: 176), 136 companies are fully consolidated (2003: 152) and 15 companies are accounted for by the equity method (2003: 24).

The companies are:

Fully consolidated subsidiaries	Countries	% owned
RHODIA ACETOW GMBH	GERMANY	100
RHODIA DEUTSCHLAND GMBH	GERMANY	100
RHODIA GMBH	GERMANY	100
RHODIA PERFORM.FIBRES GMBH	GERMANY	100
RHODIA SILICON GMBH	GERMANY	100
RHODIA SYNTECH GMBH	GERMANY	100
RHODIA POLIAMIDA SUCURSAL ARGENTINA	ARGENTINA	100
A&W CHEMICALS AUSTRALIA	AUSTRALIA	100
RHODIA AUSTRALIA PTY	AUSTRALIA	100
RHODIA BELGIUM	BELGIUM	100
RHODIA CHEMIE N.V.	BELGIUM	100
RHODIA ECO SERVICES BVBA	BELGIUM	100
ALAVAR S.A.	BRAZIL	100
RHODIA BRAZIL LTDA.	BRAZIL	100
RHODIA POLIAMIDA BRASIL	BRAZIL	100
RHODIA POLIAMIDA LTDA.	BRAZIL	100
RHOPART — PART SERVICIOS E COMERCIO LTDA.	BRAZIL	100
ZAMIN COMPANY S/A	BRAZIL	100
RHODIA CANADA INC.	CANADA	100
RHODIA ENGINEERING PLASTICS INC. – CAD	CANADA	100
RHODIA (SHANGHAI) INTERN. TRADING CO., LTD.	CHINA	100
RHODIA CHINA CO., LTD.	CHINA	100
RHODIA PERFUMERY WUXI CO., LTD.	CHINA	100
RHODIA SILICA QINGDAO CO., LTD.	CHINA	100
RHODIA SILICONES SHANGHAI CO., LTD.	CHINA	100
RHODIA SPECIALITY CHEMICALS WUXI-CHINE	CHINA	100
RHODIA WUXI PHARMACEUTICAL CO., LTD.	CHINA	100
RHOHAI FINE CHEMICALS	CHINA	100
BEIJING RP EASTERN CHEMICAL LTD.	CHINA	70
RHODIA HENGCHANG ZHANGJIAGANG SPEC CHEM	CHINA	70
RHODIA SHANGHAI ENGINEERING PLACTICS CO.	CHINA	66
BAOTOU RHODIA RARE EARTHS CO., LTD.	CHINA	55
LIYANG RHODIA FOUNDER RARE EARTH NEW MAT	CHINA	70
RHODIA POLYAMIDES CO., LTD.	SOUTH KOREA	100
RHODIA SILICA KOREA	SOUTH KOREA	100
CONUBEN SL	SPAIN	100
RHODIA ENGINEERING PLASTICS ESP	SPAIN	100
RHODIA HPCII — ESPAGNE	SPAIN	100
RHODIA IBERIA S.A.	SPAIN	100
RHODIA SILICONAS ESPAÑA	SPAIN	100
ALCOLAC INC.	UNITED STATES	100
HEAT TREATMENT SERVICES INC.	UNITED STATES	100
RHODIA CHIREX AMERICA INC.	UNITED STATES	100
RHODIA ELECTRONICS & CATALYSIS INC.	UNITED STATES	100
RHODIA ENGINEERING PLASTICS CORP—USA	UNITED STATES	100

Back to Contents

RHODIA FINANCIAL SERVICES INC.	UNITED STATES	100
RHODIA HOLDINGS INC.	UNITED STATES	100
RHODIA INC.	UNITED STATES	100
RHODIA INDIA HOLDINGS INC.	UNITED STATES	100
RHODIA PHARMA SOLUTIONS INC.	UNITED STATES	100
CEVCO — CENTR. ÉLECTR.VAPEUR PONT DE CLAIX	FRANCE	100
CHLORALP	FRANCE	100
ICMD — IND. CHIM. MULHOUSE DORNACH	FRANCE	100
RHODIA ACETOL	FRANCE	100
RHODIA CHIMIE	FRANCE	100
RHODIA ECO SERVICES SULFURIQUE	FRANCE	100
RHODIA ELECTRONICS & CATALYSIS	FRANCE	100
RHODIA ENERGY	FRANCE	100
RHODIA ENGINEERING PLASTICS S.A.	FRANCE	100
RHODIA ETANCHEITE	FRANCE	100
RHODIA FINANCES	FRANCE	100
RHODIA FOOD S.A.S.	FRANCE	100
RHODIA HPCII	FRANCE	100
RHODIA INTERMEDIAIRES	FRANCE	100
RHODIA LABORATOIRE DU FUTUR	FRANCE	100
RHODIA ORGANIQUE	FRANCE	100
RHODIA P.I. BELLE-ÉTOILE	FRANCE	100
RHODIA P.I. CHALAMPE	FRANCE	100
RHODIA PARTICIPATIONS	FRANCE	100
RHODIA PERFORM.FIBRES S.A.S.	FRANCE	100
RHODIA POLYAMIDE INTERMEDIATES	FRANCE	100
RHODIA PPMC S.A.S.	FRANCE	100
RHODIA RECHERCHES ET DÉVELOPPEMENT	FRANCE	100
RHODIA SERVICES	FRANCE	100
RHODIA SILICES	FRANCE	100
RHODIA SILICONES	FRANCE	100
RHODIANYL SNC	FRANCE	100
RHODITECH	FRANCE	100
GIE SPIRAL	FRANCE	84.3
GIE OSIRIS	FRANCE	58.41
RHODIA HONG KONG CO., LTD.	HONG KONG	100
A&W CHEMICALS (INDIA) LTD.	INDIA	72.93
CEIMIC-RE LTD.	IRELAND	100
RHODIA ENGINEERING PLASTICS S.R.L.	ITALY	100
RHODIA GERONAZZO	ITALY	100
RHODIA ITALIA S.P.A.	ITALY	100
RHODIA SILICONI ITALIA S.P.A.	ITALY	100
RHODIA JAPAN	JAPAN	100
ANAN KASEI CO., LTD.	JAPAN	67.01
RHODIA NICCA LTD.	JAPAN	60
RHODIA INDUSTRIAL YARNS SIA	LATVIA	100
RHODIA CONS. SPEC. MALAYSIA SND BHD	MALAYSIA	100
RHODIA DE MEXICO S.A. DE CV.	MEXICO	100
RHODIA ESPECIALIDADES	MEXICO	100
RHODIA ENGINEERING PLASTICS N.V.	NETHERLANDS	100
RHODIA FINANCE INTERNATIONAL B.V.	NETHERLANDS	100
RHODIA INTERNATIONAL HOLDINGS B.V.	NETHERLANDS	100

Back to Contents

RHODIA NEDERLAND	NETHERLANDS	100
RHODIA POLYAMIDE POLSKA	POLAND	100
HOLMES CHAPEL TRADING LTD.	UNITED KINGDOM	100
RHODIA ECO SERVICES LTD.	UNITED KINGDOM	100
RHODIA ENGINEERING PLASTICS LTD.	UNITED KINGDOM	100
RHODIA FOOD INGREDIENTS LTD.	UNITED KINGDOM	100
RHODIA HOLDING LTD.	UNITED KINGDOM	100
RHODIA HPCII LTD.	UNITED KINGDOM	100
RHODIA INDUSTRIAL SPECIALTIES LTD.	UNITED KINGDOM	100
RHODIA INTERNATIONAL HOLDINGS LTD.	UNITED KINGDOM	100
RHODIA LTD.	UNITED KINGDOM	100
RHODIA ORGANIQUE FINE LTD.	UNITED KINGDOM	100
RHODIA OVERSEAS LTD. (ROL)	UNITED KINGDOM	100
RHODIA PHARMA SOLUTIONS (ANNAN) LTD	UNITED KINGDOM	100
RHODIA PHARMA SOLUTIONS HOLDINGS LTD.	UNITED KINGDOM	100
RHODIA PHARMA SOLUTIONS LTD.	UNITED KINGDOM	100
RHODIA REORGANISATION LTD.	UNITED KINGDOM	100
RHODIA SEALANTS LTD.	UNITED KINGDOM	100
RHODIA UK LTD.	UNITED KINGDOM	100
RHODIA CHEMICALS LTD.	UNITED KINGDOM	100
RHODIA CHEMICALS OVERSEAS HOLDINGS LTD.	UNITED KINGDOM	100
RP INVESTMENTS—RHODIA	UNITED KINGDOM	100
RP TEXEL LTD (MARSCHALL EUROZYMES LTD.)	UNITED KINGDOM	100
SERTOW SERPUKHOV	RUSSIA	100
AW ASIA PACIFIC HOLDINGS PTE	SINGAPORE	100
RHODIA ASIA PACIFIC PTE LTD.	SINGAPORE	100
RHODIA INDUSTRIAL YARNS A.S.	SLOVAKIA	100
RHODIA CAPITAL MARKET	SWITZERLAND	100
RHODIA INDUSTRIAL YARNS AG	SWITZERLAND	100
PARTICIPATIONS CHIMIQUES-RHODIA	SWITZERLAND	99.99
SOPARGEST-PARTICIP. ET GESTIONS “J”	SWITZERLAND	99.98
RHODIA ENGINEERING PLASTICS T’WAN CO., LTD.	TAIWAN	100
A&W THAI HOLDING	THAILAND	100
RHODIA PPMC THAILAND LTD.	THAILAND	100
RHODIA THAI INDUSTRIES	THAILAND	74
ALEXIL	URUGUAY	100
FAIRWAY INVESTIMENTOS	URUGUAY	100
RHODIA ACETOW VENEZUELA S.A.	VENEZUELA	100
RHODIA SILICES DE VENEZUELA C.A.	VENEZUELA	100

Back to Contents

Subsidiaries accounted for by the equity method	Countries	% owned
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	GERMANY	47.5
JADE FINE CHEMICALS WUXI CO., LTD.	CHINA	60
LUOPING PHOSPHORUS CHEMICAL	CHINA	50
YING LONG	CHINA	49
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS	COLOMBIA	100
GORANTE XXI	SPAIN	50
PRIMESTER	UNITED STATES	50
BUTACHIMIE	FRANCE	50
COGENERATION CHALAMPE	FRANCE	50
GIE CHIMIE SALINDRES	FRANCE	50
RHODIGAZ	FRANCE	50
HINDUSTAN GUM & CHEMICALS LTD.	INDIA	50
RHODIA MANYAR	INDONESIA	50
NYLSTAR N.V.	NETHERLANDS	50
ENERGO-STIL SP Z.O.O.	POLAND	25