Form 20-F
period 2005-12-31
RHODIA
filed 2006-04-10
CIK 1062814

As filed with the Securities and Exchange Commission on April 10, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from...... to

OR

SHELL COMPANY REPORT PURSUANT TO 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-14838

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	French Republic (Jurisdiction of incorporation or organization)

Immeuble Coeur Défense, Tour A

110 Esplanade Charles de Gaulle

92400 Courbevoie, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share nominal value €1 per share Ordinary Shares, nominal value €1 per share*	New York Stock Exchange

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

10.25% Senior Notes due 2010 (dollar denominated)

10.5% Senior Notes due 2010 (euro denominated)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary Shares: 1,176,716,541

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act.

Yes    No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934.

Yes    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days

Yes    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of
“accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act).

Yes    No

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Consolidated Financial Statements for the two years ended December 31, 2005 and 2004 and at December 31, 2005 and 2004 (the “Consolidated Financial Statements”) contained in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union. Such IFRS as applied to our Company are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). The standards and interpretations adopted for the preparation of the 2005 Consolidated Financial Statements and the 2004 comparative Consolidated Financial Statements are those published in the Official Journal of the European Union (“OJEU”) at December 31, 2005 and whose application is mandatory as of this date and those standards and interpretations which we have chosen to apply early. Prior to January 1, 2005 , our Consolidated Financial Statements were prepared in accordance with French generally accepted accounting principles (“French GAAP”).

IFRS differs in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”). For a description of the principal differences between IFRS and U.S. GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation to U.S. GAAP of net income of the two years ended December 31, 2005 and 2004, and shareholders’ equity at December 31, 2005 and 2004, see Note 39 to the Consolidated Financial Statements.

As a result of the adoption of IFRS as our primary reporting standard, we realized that our previous U.S. GAAP treatment of certain revenues needed to be revised. Historically, we did not include in our net sales certain revenues from services, such as administrative services that we provide during a transition period after a divestiture, industrial services and raw materials and utilities purchasing services where we share industrial facilities, and tolling operations. These services were recorded as a reduction of costs.

For 2004, our U.S. GAAP total sales, previously reported as €4.833 million were revised to €5.442 million, of which €464 million of the increase relates to other revenue and €145 million relates to net sales. Our U.S. GAAP operating expenses, previously reported as €5,463 million were revised to €6.072 million. These revisions do not affect the previously reported U.S. GAAP net loss.

All financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”.

Our discussion and analysis of our results of operations includes information concerning the period-to-period comparison of our operating performance and our enterprises, such as:

–

changes in scope of consolidation (for example, as a result of acquisitions, divestitures, changes in consolidation and, with respect to comparisons of the results of operations at the enterprise or business level, transfers of businesses or activities between enterprises or businesses);

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

We have developed these performance measures based on monthly reporting from our various businesses and use them for both our internal analysis and for our financial communications. In comparing the results of operations for two periods (the “prior” period and the “subsequent” period), we calculate the effect of these changes as follows:

–

We calculate the impact of “changes in scope of consolidation” by (i) in the case of acquisitions, including in the prior period’s results the activities included in our Consolidated Financial Statements for all or part of the subsequent period only for the same portion of such earlier period as they were included in the subsequent period, and (ii) in the case of divestitures, excluding from the results of the prior period any activities which were included in our Consolidated financial Statements during all or any portion of the earlier period but which were not included for any portion of the subsequent period.

Form 20 - F 2005 - Rhodia	3

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

We believe that these measures are useful tools for analyzing and explaining changes and trends in our historical results of operations. However, these measures are not measurements of performance under IFRS or U.S. GAAP. They should not be considered as an alternative to any measures of performance under IFRS or U.S. GAAP. Our method of calculating this information may differ from methods used by other companies.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

Unless the context requires otherwise, the terms “Rhodia”, the “Company”, the “Group”, “we”, “our” or “us” refer to Rhodia and our consolidated subsidiaries. See “Item 4. Information about Rhodia—Corporate History—Formation of Rhodia”.

All references herein to “United States” or “U.S.” are to the United States of America, references to “dollars” or “$” are to the currency of the United States, references to “France” are to the French Republic, and references to “euro” and “€” are to the currency of the European Union member states (including France) participating in the European Monetary Union.

The brand names (indicated in capital letters) mentioned in this Annual Report are trademarks of Rhodia, its affiliates and/or associated companies or are used with permission under license agreements.

This Annual Report contains information about our markets and our competitive position therein, including market sizes and market share information. We are not aware of any exhaustive industry or market reports that cover or address all of our markets. Therefore, we assemble information on our markets through our enterprises, which in turn compile information on our local markets annually. They derive that information from formal and informal contacts with industry professionals (such as professional associations), published data (such as gross domestic product or client industry publications), Annual Reports of our competitors and market research by independent consultants. We estimate our position in our markets based on the market data referred to above.

We believe that the market share information contained in this Annual Report provides fair and adequate estimates of the size of our markets and fairly reflects our competitive position within these markets. However, our internal Company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results. In addition, our competitors may define their markets differently than we do.

4	Form 20 - F 2005 - Rhodia

Back to Contents

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The tables below set forth our selected consolidated financial data in IFRS for the two years during the period ended December 31, 2005 and at December 31, 2004 and 2005, and in U.S. GAAP for the five years ended December 31, 2005 and at December 31, 2001, 2002, 2003, 2004 and 2005. Financial data prepared in accordance with IFRS are derived from the Consolidated Financial Statements, which were audited by PricewaterhouseCoopers, an independent registered public accounting firm, and which have been prepared in accordance with IFRS. Since we are a non-U.S. company that is a first-time adopter of IFRS, the SEC has permitted us to present one year of comparative data instead of the normally required two years of comparative data. IFRS differs in certain significant respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP as they relate to us and to our consolidated subsidiaries, and for a reconciliation to U.S. GAAP of net income and shareholders’ equity for the two years ended December 31, 2005 and at December 31, 2004 and 2005, see Note 39 to the Consolidated Financial Statements.

Form 20 - F 2005 - Rhodia	5

Back to Contents

	Year ended and as of December 31,

	2005(1) $	2005 €	2004(7) €

	(in millions, except for per share data)
Amounts in accordance with IFRS:
Income Statement Data:
Net sales	6,255	5,085	4,693
Other revenue	566	460	453
Cost of sales	(5,683)	(4,620)	(4,408)
Administrative and selling expenses	(706)	(574)	(513)
Research and development expenses	(153)	(124)	(138)
Restructuring costs	(107)	(87)	(169)
Goodwill impairment	—	—	(60)
Other operating income/(expenses)	(53)	(43)	(46)
Operating profit/(loss)	119	97	(188)
Finance costs	(610)	(496)	(455)
Finance income	156	127	121
Foreign exchange gains/(losses)	(82)	(67)	67
Share of profit/(losses) of associates	—	—	3
Loss before income taxes	(417)	(339)	(452)
Income tax expense	(60)	(49)	(102)
Loss from continuing operations	(477)	(388)	(554)
Loss from discontinued operations	(279)	(227)	(78)
Net loss	(756)	(615)	(632)
Attributable to:
Equity holders of Rhodia SA	(757)	(616)	(641)
Minority interests	1	1	9
Loss per share from continuing operations(2)	(0.74)	(0.60)	(1.19)
Loss per share(2)	(1.17)	(0.95)	(1.36)
Balance Sheet Data:
Working capital(3)	210	171	151
Property, plant and equipment (net book value)	2,626	2,135	2,245

Total assets	6,945	5,646	5,566

Non-current borrowings(4)	2,429	1,975	2,250
Current borrowings	1,278	1,039	721

Total borrowings(5)	3,707	3,014	2,971

Cash, cash equivalents and other current financial assets	1,138	925	617
Net borrowings(6)	2,569	2,089	2,354
Other non-current liabilities	2,025	1,646	1,360
Minority interests	32	26	25

Total shareholders’ equity	(851)	(692)	(546)

Share capital and additional paid-in capital	2,149	1,747	1,435
Cash Flow Statement Data:
Purchases of property, plant and equipment	(312)	(254)	(221)

6	Form 20 - F 2005 - Rhodia

Back to Contents

	Year ended and as of December 31,

	2005(1) $	2005 €	2004(7) €	2003(7) €	2002(7)	2001(7) €

	(in millions, except for per share data)
Amounts in accordance with U.S. GAAP:
Income Statement Data:
Net sales(7)(8)	6,300	5,122	4,661	4,384	4,692	5,113
Other revenue(7)(8)	550	447	441	437	388	346
Operating profit/(loss)(7)	(5)	(4)	(438)	(275)	212	(167)
Income/(loss) from continuing operations(7)	(545)	(443)	(732)	(808)	62	(244)
Income/(loss) from discontinued operations(7)	(248)	(202)	(33)	(647)	14	(19)
Net income/(loss)(7)(8)	(793)	(645)	(765)	(1,455)	76	(263)
Earnings/(loss) per share from continuing operations(2)(7)	(0.85)	(0.69)	(1.55)	(4.51)	0.35	(1.36)
Earnings/(loss) per share from discontinued operations(2)(7)	(0.38)	(0.31)	(0.07)	(3.60)	0.08	(0.11)
Earnings/(loss) per share (2)(7)(8)	(1)	(1.00)	(1.62)	(8.11)	0.43	(1.47)
Balance Sheet Data:
Working capital(3)	325	264	218	(777)	(358)	(463)
Property, plant and equipment (net book value)	2,296	1,867	1,937	2,526	2,743	3,561

Total shareholders’ equity	(829)	(674)	(578)	(223)	1,457	1,973

______________
(1)	Translated for convenience purposes only as €1.00 = $1.23, the noon buying rate on April 5, 2006.
(2)

Basic and diluted. Earnings/(loss) per share for 2001, 2002, 2003, 2004 and 2005 has been calculated on the basis of 179,103,640 shares, 178,765,518 shares, 179,309,188 shares, 471,607,727 shares and 645,635,891 shares outstanding (less treasury stock) on average for such years, respectively (179,103,640 shares, 178,765,518 shares, 179,309,188 shares, 471,607,727 shares and 645,635,891 shares outstanding on average on a diluted basis, respectively).

(3)	Working capital is defined as total current assets minus total current liabilities.
(4)	Non-current borrowings includes the non-current borrowings relating to capitalized leases but do not include current borrowings.
(5)	Total borrowings are defined as non-current borrowings and current borrowings.
(6)	Net borrowings are defined as total borrowings minus cash and cash equivalents and other current financial assets.
(7)	Certain items have been reclassified in 2004 and prior years to conform to the presentation in 2005 relating to discontinued operations.
(8)

Revenue from services and other revenues, previously recorded as reductions of operating costs, are now presented in net sales or other revenue with a corresponding reclassification of cost of sales. The amounts of the reclassification of net sales for each of the four years ended December 31, 2001, 2002, 2003 and 2004 are €197 million, €102 million, €102 million and €145 million, respectively, and other revenue for each of the four years ended December 31, 2001, 2002, 2003 and 2004 are €346 million, €388 million, €437 million and €464 million, respectively.

Form 20 - F 2005 - Rhodia 7

Back to Contents

Exchange Rate Information

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our ADSs on the New York Stock Exchange and the U.S. dollar value of any dividends we may declare.

The table below sets forth the euro/U.S. dollar exchange rate for the periods indicated based on the Noon Buying Rate expressed in euro per U.S. dollars.

Month	Period-end rate	Average rate(1)	High	Low

Euro/Dollar(2)
April 2006 (through April 5)	€0.81	€0.82	€0.83	€0.81
March 2006	0.82	0.83	0.84	0.82
February 2005	0.83	0.84	0.84	0.83
January 2006	0.82	0.82	0.83	0.81
December 2005	0.84	0.84	0.85	0.83
November 2005	0.85	0.85	0.86	0.83
October 2005	0.83	0.83	0.84	0.82
Year
Euro/Dollar(2)
2006 (through April 5)	€0.82	€0.83	€0.84	€0.82
2005	0.84	0.81	0.86	0.74
2004	0.74	0.80	0.85	0.73
2003	0.79	0.88	0.97	0.79
2002	0.95	1.05	1.16	0.95
2001	1.12	1.12	1.19	1.05

______________
(1)

The yearly averages of the Noon Buying Rates for the euro were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for the euro within each month.

(2)	Originally published as dollar/euro.

8 Form 20 - F 2005 - Rhodia

Back to Contents

Risk Factors

You should carefully consider the following risks and other information contained in this Annual Report. The risks described below are not the only risks facing our Company. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect our Company. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results could be materially adversely affected.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks we face as described below and elsewhere in this Annual Report. See “Cautionary Note About Forward-looking Statements”.

Operational Risks

We are an international group of companies and are exposed to general economic, political and regulatory conditions and risks in the countries in which we have operations.

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

Conditions such as the uncertainties associated with war, terrorist activities, political instability or the outbreak of major health risks in any of the countries in which we operate could affect us by causing delays or losses in the supply or delivery of raw materials and products, as well as increased security costs, insurance premiums and other expenses.

Our international operations expose us to a multitude of local commercial risks, and our overall success greatly depends on our ability to adapt to changes in economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in each location where we do business. Moreover, changes in laws or regulations, such as changes in regulatory requirements (including with respect to taxation, tariffs and trade barriers, intellectual property regimes and import/export licensing requirements, among others) as well as varying tax regimes which could adversely affect our results or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries and joint ventures, could increase the cost of doing business in these regions. Any of these conditions may have an adverse effect on our financial condition or results of operations. In addition, a number of companies in the chemicals industry have come under scrutiny by U.S. and EU regulators in connection with potentially anti-competitive practices. While we are unaware of any investigations concerning us, we are aware that a number of chemical companies have been subject to both criminal and civil claims involving a variety of products. Although we believe that we are in compliance with rules and regulations in respect of anti-competitive practices, regulatory focus on the industry increases the potential that we may become involved in an investigation. We cannot assure you that we will not become subject to government investigations or third-party claims, or that, in such a case, our compliance programs in respect of competition laws will have been adequate or that we will not be required to pay fines or damages.

The cyclicality in some of the industries we serve could have a material adverse effect on our business and financial condition.

Our results are affected by cyclicality in various industries we serve, either directly or indirectly, including the consumer, automotive, electronics, construction and textile industries. Although in 2005 we were able to increase prices so as to offset increases in the price of raw materials and energy our results of operations and financial condition in the past have been adversely affected by a

Form 20 - F 2005 - Rhodia 9

Back to Contents

decrease in demand in certain sectors. Fluctuations in price and demand within the sectors that we operate could continue, and we could continue to experience periods of overcapacity, declining prices and lower profit margins. Our efforts to refocus our activities on areas that are less affected by this cyclicality should reduce our exposure to these negative effects. In addition, external factors beyond our control, such as general economic conditions, competitors’ actions, international events and circumstances and governmental regulation in France, the United States, China and other jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in our prices, volumes and margins.

Certain markets in which we are involved are very competitive.

We face significant competition in certain of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, principally product differentiation and innovation, product quality and quality of logistics, including distribution capabilities. While we were able to manage our operations and product portfolios, which allowed us to handle the competition, in some market segments, our products have been and could be subject to intense price competition due to factors such as overcapacity, competition from low-cost producers and consolidation among our customers and competitors. New products or technologies developed by competitors also may have a material adverse impact on our competitive position.

Sustained high raw materials prices increase our production costs and the cost of goods sold, so that the time it takes to pass on increases in such costs to our customers may reduce our operating income in the short term.

A significant portion of our raw materials costs are based on petroleum products, in particular, those derived from benzene. We are therefore indirectly exposed to any volatility in the price of oil that may result from any instability in oil-producing regions and are directly exposed to an increase in the price of benzene. We are also exposed to volatility in the price of our other principal raw materials, including natural gas. In 2005, raw material costs continued to be high, in particular petrochemical commodities prices. We were able in 2005 to offset part of this negative impact with price increases, unlike in 2004.

Implementation of our cost-reduction measures may continue to affect our financial results.

We have announced the implementation of significant cost-reduction plans. In October 2003, we announced a plan that targeted a reduction in operating costs of approximately €323 million per year, as compared with 2003, for a total implementation cost reevaluated at €281 million between 2004 and 2006. In November 2005, we announced additional measures to reduce operating costs by approximately €100 million per year compared with 2004, for a total cost estimated at €90 million.

These anticipated implementation costs and cost savings are based on our estimates, however, and actual costs and/or savings may vary significantly. In addition, our cost-reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in our industry or operations, including new business developments, wage and price increases or other factors. Restructuring, closures, and layoffs may harm our labor relations and public relations and have led and could lead to work stoppages and/or demonstrations. Our failure to successfully implement these planned cost-reduction measures, or the possibility that these efforts may not generate the level of cost savings we expect going forward or may result in higher than expected costs, could negatively affect our financial results as well as our ongoing operations.

Several of our businesses face risks by operating as joint ventures in which we share control but do not own a controlling interest.

We face risks relating to joint ventures in which we share control but do not own a controlling interest and certain of which are also large customers and/or suppliers of our products. We have included a list of the joint venture entities that fall within the scope of our consolidation in Note 37 to our Consolidated Financial Statements.

10 Form 20 - F 2005 - Rhodia

Back to Contents

Under the governing or financing documents or agreements for certain of these entities, certain key matters such as new financing, capital expenditures, approval of business plans and decisions as to timing and amount of distributions of dividends require the agreement of our partners. There is a risk of disagreement or deadlock among shareholders of joint controlled entities and that decisions contrary to our interests will be made. In addition, our investments in joint ventures, both in general and as a result of our arrangements with our joint venture partners, may expose us to requirements for additional investment or to additional capital expenditure or financing requirements or to obligations to buy or sell holdings. For example, Nylstar, our joint venture with the Italian company SNIA, and a business activity that we have now classified under discontinued operations, has experienced financial difficulties in recent years, including significant losses and a broad restructuring program launched in 2003. These difficulties led Nylstar to renegotiate its loan arrangements on December 3, 2004. As major shareholders, we and SNIA converted a total of €88 million in loans to a capital contribution, of which we contributed €44 million, or 50%, in accordance with our shareholding. We have announced our intention to exit our investment in the European textile industry; however, we cannot guarantee the success of this plan.

The results of certain of our businesses are significantly dependent on long-term contractual arrangements with customers and suppliers.

The results of certain of our business activities depend on long-term or renewable contracts. Furthermore, we seek to procure certain requirements for key raw materials pursuant to medium- or long-term contracts. See “Item 4. Information About Rhodia—Raw Materials,” and “Item 5. Operating and Financial Review and Prospects”.

In certain cases, these contractual relationships may be with a relatively limited number of customers. Although most of our major customer relationships are typically the result of multiple contractual arrangements of varying terms, in any given year certain of these contracts come up for renewal. We cannot guarantee that we will be able to renew these contracts on acceptable terms, which could adversely affect our results of operations or financial condition. In addition, from time to time we enter into toll manufacturing agreements or other arrangements to produce minimum quantities of product for a certain number of years. If we experience delays in delivering product, we may be subject to indemnities, which could be significant. In connection with a specific toll manufacturing agreement that we entered into in relation to the divestiture of an intermediate business, we have had to pay contractual indemnities of €36 million in 2002, €24 million in 2003, €28 million in 2004 and €9 million in 2005, due to reliability issues concerning production. Additional costs and indemnities could be due to the extent these issues continue.

In general, we are not dependent on a sole supplier for the majority of our principal materials. Nevertheless, in the case of certain key raw materials, we depend on a few significant suppliers. We have put into place security measures so as to minimize the impact of any potential decreases or interruptions in supply.

We have liabilities with respect to our retirement and related benefits that are not fully financed.

We have obligations to our employees relating to retirement and other end-of-contract indemnities in the majority of countries in which we operate. In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which require us to maintain assets to fund our obligations. In France, retirement indemnities and related benefits arise pursuant to labor agreements, internal conventions and applicable local requirements. These obligations are funded from current cash flows, and there is no legal requirement to maintain assets. As of December 31, 2005, we had defined benefit obligations of €765 million with respect to our French retirement indemnities.

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

Form 20 - F 2005 - Rhodia     11

Back to Contents

We cannot assure you that we will not be required to make cash contributions to fund our obligations in the future. Any such payments could have an adverse effect on our financial condition and liquidity. With respect to our foreign plans, as of December 31, 2005, we had defined benefit obligations of €1,802 million, of which €163 million related to countries that, like France, do not require separate assets to fund benefit liabilities, and plan assets of €1,327 million. See Note 28 to the Consolidated Financial Statements.

Our business is subject to operational risks for which we may not be adequately insured.

Our plants and facilities store and/or use significant quantities of potentially hazardous materials and other items, which can be dangerous if mishandled. Any damage related to our facilities or injury to employees may negatively affect our operations and may result in a decrease in revenues and additional costs to replace or repair and insure our assets, which could negatively affect our operating results and financial condition. We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially. See “Item 4. Information About Rhodia—Risk Management and Insurance”.

We are involved in litigation.

We are involved in litigation arising in the normal course of our business, involving primarily product liability claims, environmental claims, claims by the buyers of businesses previously sold by us and civil liability compensation claims related to chemical products sold in the marketplace. We are also involved in U.S. securities law claims. For additional information regarding our current litigation, please read “Item 8. Financial Information—Legal Proceedings” and Note 32 to the Consolidated Financial Statements.

Risks Related to our Financial Condition and Liquidity

Our substantial level of indebtedness could materially adversely affect our ability to fulfill our obligations under our debt agreements, our ability to react to changes and our ability to incur additional debt to fund future needs.

We have a substantial amount of debt. As of December 31, 2005, we had gross financial debt (non-current plus current borrowings) of €3,014 million. For details on our gross financial debt as of December 31, 2005, please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Our substantial debt has had important consequences in the past and may continue to do so in the future. These consequences could include:

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

•	increasing our vulnerability to adverse economic and industry conditions;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•	placing us at a competitive disadvantage compared with our competitors that have relatively less debt; and
•

limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other purposes.

12     Form 20 - F 2005 - Rhodia

Back to Contents

Our ability to refinance debt maturing in the medium term depends on our ability to generate cash and secure new sources of financing.

Our ability to repay our indebtedness depends on our ability to generate cash. In light of our historic cash flow fluctuations, debts, continuing high raw material costs and the cash impact of our restructuring programs, we do not expect to generate positive cash flow from our industrial and commercial operations before 2007. Our Refinancing Credit Facility (“RCF”), which replaces our Refinancing Facilities Agreement (“RFA”), contains clauses that oblige us to respect certain financial ratios. We cannot guarantee that we will be able to comply with these ratios or our other financial covenants.

We believe that improved financial conditions in 2005 have reduced the risk of such an occurence. If we were unable to fulfill our obligations under these covenants or to finance our cash needs, we would have to refinance all or part of our debt, which we cannot be certain that we would be able to do. The breach of certain financial covenants could lead to the declaration of an event of default and/or acceleration of repayment under certain of our financing agreements. In such event, we cannot assure you that our assets would be sufficient to repay all of our obligations in full.

Our ability to access short-term funding has been affected by our deteriorated financial condition.

The monthly or quarterly divestment of some of our uncollected trade and other receivables is another important source of our financial liquidity. Trade receivables are among our most liquid assets and selling them reduces the availability of such assets to our creditors. Our access to this source of financing has been reduced in recent years, mostly as a result of lower volumes of receivables available for financing and to a lesser extent due to more strict requirements (such as eligibility criteria, over-collateralization requirements, repayment timing and facility sizes) imposed by the relevant financial institutions as a result of our financial condition.

Reduced access to the securitization market would require us to obtain capital from other sources, and the terms of such financing may not be as favorable as that available under such programs.

Restrictions imposed by our credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

Our RCF (which replaces our RFA) and our other outstanding indebtedness, in particular, the indentures governing our existing High-Yield Notes, contain various covenants that limit, among other things, our ability and the ability of our subsidiaries to:

•	borrow money;
•	pay dividends on, redeem or repurchase our share capital;
•	make certain investments;
•	create or suffer to exist certain liens;
•	enter into sale and leaseback transactions;
•	engage in certain transactions with affiliates;
•	expand into unrelated businesses; and
•	consolidate, merge or sell all or substantially all of our or their assets.

In addition, most of our existing finance agreements contain cross-default provisions and/or cross-acceleration clauses, pursuant to which a payment default, payment acceleration or failure to respect a financial covenant under one agreement could in some cases cause a default on or acceleration of all or a significant portion of our debt. The RCF also contains financial covenants.

These restrictions could limit our ability to borrow funds and reduce our operating flexibility, as well as our ability to respond to industrial opportunities if economic slowdowns occur, compared with competitors who are not subject to the same constraints.

Form 20 - F 2005 - Rhodia     13

Back to Contents

Our public debt ratings can affect the cost of our debt.

Moody’s Investors Service and Standard & Poor’s, independent rating agencies, publicly rate certain of our outstanding debt instruments. These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset-based financing. These public debt ratings also affect the cost to us and terms and conditions of debt and asset-based financings. Moody’s Investors Service has attributed a rating of B3 to our Senior Unsecured Notes and a rating of Caa1 (with a stable outlook) to our Senior Subordinated Notes. Standard & Poor’s has attributed a rating of B to our long-term and short-term debt and a rating of CCC+ (with a stable outlook) to our senior subordinated debt. Rating downgrades, should they occur, would likely affect the availability of and/or cost of our future financings. We cannot guarantee that we will be successful in carrying out measures that strengthen or maintain our credit profile, nor can we guarantee that the rating agencies will regard the measures we do carry out as sufficient. In addition, factors that are not within our control, including factors relating to our industry or specific countries or regions in which we operate, may affect the rating agencies’ assessment of our credit profile. As a result, we cannot guarantee that the assessment of our public debt ratings will not be downgraded by the rating agencies.

Our structure as a holding company could adversely affect our ability to meet our obligations under our Notes.

Rhodia S.A. is a holding company with limited business operations, sources of income and assets, other than the shares of its subsidiaries. Notes are the obligations of Rhodia S.A. exclusively. Our subsidiaries will not guarantee the payment of principal or of interest on the Notes, and the Notes will therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of the Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from their respective assets before we would be entitled to receive any distribution from such assets. Except to the extent that Rhodia may itself be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of Rhodia’s creditors, including claims under the Notes. As of December 31, 2005, our subsidiaries had €720 million of gross financial debt to third parties (€405 million net). Our subsidiaries are also subject to liabilities to other creditors as a result of obligations incurred in the ordinary course of business, which liabilities are also effectively senior to the Notes.

Rhodia S.A.’s principal source of cash flow is dividends from the subsidiaries of Rhodia S.A., which amounted to €21 million in 2005. In addition we financed the activities of our operating subsidiaries through capital contributions of €46 million in 2005. However, our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefore, whether by dividends, interest, loans, advances or other payments. Although we have the power to control decisions to pay dividends in the subsidiaries in which we are the majority owner, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business and other considerations. Such limitations include financial assistance rules, corporate benefit laws and other legal restrictions that, if violated, might require the recipient to refund unlawful payments. In particular, under company law (including the French Civil Code (Code civil) and the French Commercial Code (Code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

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

14     Form 20 - F 2005 - Rhodia

Back to Contents

French insolvency laws differ from U.S. and other insolvency laws.

Rhodia S.A. is incorporated in France and, consequently, any insolvency proceeding involving Rhodia would proceed under the laws of France. In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. A law dated July 26, 2005 reforming French insolvency proceedings was adopted by the French Parliament (Loi n° 2005-845 du 26 juillet 2005 de sauvegarde des entreprises). This law came into effect on January 1, 2006 and applies to all procedures started as of January 1, 2006. See “Item 10. Additional Information” for a description of French insolvency legislation, based on currently applicable law. However, any changes in law may increase uncertainty with respect to bankruptcy proceedings in France.

Market Risks

Currency and interest rate fluctuations may have a material impact on our financial results.

A significant portion of our assets, liabilities, revenue, expenses and earnings are denominated in currencies other than the euro, mainly the U.S. dollar, the Brazilian real and, to a lesser extent, the pound sterling. The Group’s consolidated financial statements and a large part of its production and costs are denominated in euros. Variations in the exchange rates of these currencies against the euro have had and will have a significant impact on our financial position and operating earnings.

For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and Note 27.2 to the Consolidated Financial Statements.

Fluctuations on the market for CER credits could affect the value of our shares.

We have received approval for our projects to decrease carbon dioxide emissions with the UNFCCC (United Nations Framework Convention on Climate Change), which is the organization that regulates the Clean Development Mechanism as established by the Kyoto Protocol. The CER credits which we will receive in the context of these projects have value and are marketable and/or tradeable. Markets have been formed for the trading of such credits. However, no assurance can be given as to the liquidity and price levels on such markets. These markets have been and will continue to be affected by significant uncertainties regarding the levels of supply and demand for CER credits with the recent creation of quotas. Fluctuations in the price of these emission credits could affect the price of our shares.

Environmental Risks

We are subject to continually evolving environmental and health and safety laws and regulations at the national and international level. These laws and regulations expose us to the risk of costs, liabilities and claims that could have a material adverse effect on our business, financial condition and results of operations. In addition, the sector in which we operate exposes us to significant potential liability with respect to the environment.

We are subject to a broad range of extensive and evolving environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. Such laws relate to, among other things, air emissions, waste water discharges, the use and handling of or exposure to hazardous materials, waste disposal practices, and clean-up of environmental contamination. Compliance with health and safety and environmental laws and regulations has resulted in ongoing costs for us.

Form 20 - F 2005 - Rhodia     15

Back to Contents

Changes in these laws and regulations could restrict our ability to modify or expand our facilities or continue production or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. A failure to comply with any such law or regulation could result in material fines and criminal penalties or the imposition of other sanctions. We could also incur significant expenses in the event that new laws, regulations, governmental policies or local authorities were to require, in particular that certain materials, particularly, low-grade radioactive material currently stored on-site in France, be characterized as waste and necessitate transfer and disposal at specialized and regulated off-site locations.

In addition, we have been and may in the future be liable under various laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”), to contribute to the costs of clean up at third-party facilities to which we have sent waste for disposal. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility may be held jointly and severally liable for the remediation of such properties, regardless of fault.

We could also remain liable for contamination at some of our former sites, including some sites that have been divested, where we may retain environmental liability. Many of our current, former, discontinued or sold manufacturing sites have an extended history of industrial use. As is typical for such sites, soil and groundwater contamination has occurred in the past or at neighboring sites and might occur or be discovered at other sites in the future. We are continuing to investigate, remediate and monitor soil and groundwater contamination at or from certain of these sites.

We continue to make provisions on an annual basis in order to ensure our compliance with applicable rules and regulations. We regularly review our potential liabilities and the means to address them. We account for such risks when there is an actual or implicit legal obligation, the latter is taken into account where expenditures are likely and where estimates are reliable. We evaluate our provisions based on our knowledge of applicable regulations, the nature and extent of the pollutants, techniques for remediation and other available information.

As of December 31, 2005, our accrued provisions for environmental liabilities (including studies, surveys of underground water, remediation projects) amounted to €232 million, as opposed to €207 million in 2004. A net charge of €33 million was recognized during fiscal year 2005. Potential liabilities, estimated at €140 million at December 31, 2004, were reevaluated and amount to €145 million, at December 31, 2005. Environmental contingencies are presented in Note 29 to the Consolidated Financial Statements.

Based on information presently available, our accrued reserve for probable future remediation expenses, and the amount of indemnities that we have received or expect to receive, and our actual obligations with respect to currently applicable rules and regulations and our liability for clean-up at certain sites, we do not expect that our compliance costs will have a significant adverse effect on our operations, revenue or financial condition.

However, environmental, health and safety matters cannot be predicted with certainty, and the amounts we have set aside may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities.

For example, the evolution of European law in the domain of ground pollution, and in particular the “Texaco” decision of the European Court of Justice of January 29, 2004, which seems to have ruled that all polluted soil, even if not excavated, must be treated as waste, if confirmed, may result in significant additional costs for us.

Future enforcement of European Directive n° 2000/60/EC of October 23, 2000 establishing a framework for community action in the field of water policy could also require us to incur significant additional costs.

In France, the implementation of two decrees that have recently been published may result in significant additional costs for us. Decree n° 2005-1130 dated September 7, 2005 regarding technological risk prevention plans (“TRPP”) concern measures for monitoring urbanization at the most hazardous sites. Responsibility for the costs generated by such measures remains to be clarified.

16     Form 20 - F 2005 - Rhodia

Back to Contents

A TRPP should be implemented before July 31, 2008 for approximately ten of the sites that we or one of our subsidiaries operate in France. Additionally, Decree n° 2005-1170 dated September 13, 2005 provides for new methods to determine the necessary remediation in case and at the time of the closure of a site. These methods could include, in some cases, remediation measures if a use of the site other than industrial use is imposed on us, which could require additional remediation costs. However, we have no current legal obligations to perform remediation.

Moreover, our industrial activities in most of the regions in which we operate are subject to obtaining permits, licenses, other authorizations or declarations. Chemical substances that appear on at least one of the following lists can usually be registered and exported without undergoing additional tests outside their country of origin: the European Inventory of Known Chemical Substances; the Toxic Substances Control Act; the U.S. Inventory of Chemical Substances; the Canadian Domestic Substance List; and the Handbook of Existing New Chemical Substances in Japan. However, certain administrative barriers may still exist. We work in close collaboration with the relevant authorities in the countries mentioned above in order to commercialize new products and chemical substances. The implementation of the future European regulation concerning the Registration, Evaluation and Authorization of Chemicals (REACH), a draft form of which was adopted by the European Commission on October 29, 2003, and which was the subject of a first reading by the European Parliament in November 2005 and a political agreement by the European Council in December 2005, could cause us to incur significant additional costs. Because we do not know when and in what form this potential new regulation may eventually be implemented, or the allocation of related costs among industry participants, we are not able to accurately assess what the compliance cost may be or when such costs may be incurred.

We operate several “Seveso” installations as defined under the European Union’s “Seveso” Directive 96/82/EC of December 9, 1996, or similar installations outside of Europe, where hazardous substances such as chlorine and phosgene are present, and which can generate major risks to the health and safety of neighboring populations and to the environment. These sites include 43 sites worldwide, of which 23 are in Europe and 14 are in France. As such, we are subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us, located in our facilities or transported on our behalf), property damage or damage to natural resources.

In addition, we currently own or operate plants previously owned successively by Stauffer Chemicals and Rhône-Poulenc where asbestos was used as insulation in pipes, boilers and furnaces, but not in the manufacturing of products. As a consequence, we have received a limited number of claims relating to alleged asbestos exposure. Two of our sites in France have been registered on an official list prepared by French authorities as industrial sites that previously manufactured asbestos-containing materials, which give workers the right to claim early retirement and could give workers other rights. We cannot exclude the possibility that other sites may be included in the future. While it is not possible to determine the ultimate outcome of all claims that may be brought against us, we believe that our future risk related to asbestos exposure is limited based on available information and our experience with these claims.

Risks Related to our Shares and to our ADSs

You may not be able to exercise preferential subscription rights.

Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preferential subscription rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Eurolist market of Euronext Paris. U.S. holders of shares or ADSs may not be able to exercise preferential subscription rights unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of U.S. of preferential subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. If preferential

Form 20 - F 2005 - Rhodia     17

Back to Contents

subscription rights cannot be exercised by an ADS holder, Citibank, N.A., as depositary, will, if possible, sell such shareholder’s preferential subscription rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares.

Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

•

In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any such transactions can be completed within a specified time period.

•

In order to vote at shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

•	ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary’s offices to inspect any reports issued.
•	We and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Cautionary Note About Forward-looking Statements

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, under the headings “Item 4. Information about Rhodia” and in “Item 5. Operating and Financial Review and Prospects” are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “intends”, “plans”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include:

•	changes in raw material prices, in particular the price of oil and oil derivatives;
•	changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;
•	our ability to introduce new products and to continue to develop our production process;
•	customers and market concentration;
•	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

18     Form 20 - F 2005 - Rhodia

Back to Contents

•	changes in economic or technological trends;
•	potential environmental claims, costs, liabilities or other obligations;
•	general competitive and market factors on a global, regional and/or national basis; and
•

optimizing the value of credits (CER) issued in regards to projects for the reduction of greenhouse gasses in South Korea and Brazil, developed within the framework of the Clean Development Mechanism (CDM) under the Kyoto Protocol.

Item 4. Information About Rhodia

We are a leading global manufacturer of a wide range of specialty chemical and other products that are sold in a broad spectrum of consumer and industrial markets, including cosmetics, detergents, pharmaceuticals, automotive, electronics, agrochemicals and construction. Our proprietary technologies and differentiated product portfolio enable us to develop and deliver high-performance, cost-effective solutions to our customers. Our technologies enhance our customers’ end products by, among other things, improving performance, enhancing core product characteristics, simplifying production processes, lowering costs and making products more environmentally friendly. We own and operate manufacturing facilities located in Europe, North America, the Asia/Pacific region and Latin America. In addition, we operate five multi-disciplinary and multi-enterprise centers across the world plus 35 technical development centers providing links between the research centers and enterprises, customers and local markets.

Corporate Information

The legal and commercial name (dénomination sociale) of our Company is Rhodia. We were incorporated in 1989 for a period of 99 years. The Company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France—most notably art. L. 225.1 & seq. of the French Commercial Code. Our corporate governance structure is set out in our by-laws (statuts), which were last amended on December 20, 2005.

We are registered with the Register of Commerce and Companies of Nanterre (registration number 352 170 161). Our registered office is located at Immeuble Coeur Défense, Tour A, 110 Esplanade Charles de Gaulle, 92400 Courbevoie, and our phone number is +33 1-5356-6464. Until November 2, 2005, our registered office was 26, quai Alphonse-Le Gallo, 92512 Boulogne-Billancourt Cedex, France. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

Corporate History

Our origins date back to the nineteenth century to two chemical companies, the Société Chimique des Usines du Rhône and l’Entreprise de Produits Chimiques Etienne Poulenc. In 1928, they merged to form Rhône-Poulenc. Over the years, Rhône-Poulenc expanded into such areas as polyamide and polyester fibers and life sciences, and made many major acquisitions in the chemical industry. During the 1990s, Rhône-Poulenc divested many businesses and refocused its strategy on life sciences and specialty chemicals. From 1990 to 1997, it divested many businesses in basic chemicals. Rhône-Poulenc also applied its strategy of focusing on specialty products to its Fibers & Polymers division and gradually disposed of its polyester business.

The formation of Rhodia with our current name and organizational structure occurred on January 1, 1998, through a series of transactions carried out by Rhône-Poulenc and several of its subsidiaries. We became a public company on June 25, 1998, when Rhône-Poulenc sold a 32.7% stake in our Company to the public. In October 1999, Rhône-Poulenc carried out a two-part transaction in which it sold 39.1% of our outstanding shares and issued Notes exchangeable into our shares representing 25.9% of our share capital. In December 2002, Rhône-Poulenc (which had become Aventis) proceeded with the early redemption of these bonds, effectively canceling all outstanding bonds. On May 2, 2003, Aventis reduced its stake in our Company to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais (now Crédit Agricole). As a result of capital increases we have carried out, Sanofi-Aventis, successor to Aventis, currently holds 8.2% of our share capital.

Form 20 - F 2005 - Rhodia     19

Back to Contents

Main Businesses

This section gives a description of the technologies, businesses and market conditions of the eight enterprises that existed in 2005.

In 2005 our operating activities were organized into eight enterprises.

•	Novecare, corresponding to our former enterprises Phosphorus, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII);
•	Silcea, corresponding to our former enterprise Rare Earths, Silicones, Silica Systems (RE3S);
•	Coatis, corresponding to our former enterprise Performance Products for Multifunctional Coatings (PPMC);
•	Polyamide;
•	Acetow;
•	Eco Services;
•	Organics, corresponding to the former enterprise Perfumery, Performance and Agro (PPA);
•	Rhodia Pharma Solutions (RPS).

Novecare

Novecare recorded sales revenue of €935 million in 2005, or 19% of our consolidated sales.

The enterprise is involved in the cosmetic and detergent markets as well as in industrial markets (metal treatment, polymers, oil, and agrochemicals).

Products	Markets	Brand names	Competitors

Surfactants	Cosmetics, detergents, agrochemical formulations, lubricants, emulsions, polymerization, oil	Miranol, Dermalcare, Miracare, Soprophor, Lubrhophos, Supersol, Abex, Rhodafac, Geropon, Antarox, Supragil, Alkamuls, Igepal, Rhodacal	Akzo Nobel, BASF, Clariant, Cognis, Croda, Degussa, Dow, Huntsman, ICI, Sasol (Condea), Shell, Stepan
Phosphorous derivatives	Fine chemicals, agrochemicals, water treatment, fire protection, oil	Proban, Amgard, Tolcide, Briquest, Bricorr, Albrite, Aquarite	Bayer, Solutia, Cytec, Thermphos, Clariant, Ciba Hercules, Lamberti
Natural polymers	Cosmetics, detergents, agrochemical formulations, industrial formulations, oil	Jaguar, Rheozan,Rhodopol, Rhodicare	Hercules, Lamberti
Specialty polymers and monomers	Cosmetics, detergents, agrochemical formulations, industrial formulations, polymerization, emulsions	Geropon, Mirapol, Polycare, Carbomer, Alkasperse, Alkafloc, Glokill, Albritect, Repel-O-Tex, Sipomer	BASF, Arkema, ISP, Dow-Amerchol, Degussa, Clariant, Rohm & Haas

Surfactants are molecules made up of two distinct particles, one with a strong affinity for oils and the other for water. They are used as performance additives in formulations in a large number of industries.

Phosphorus derivatives are used in numerous applications, from water treatment to agrochemical products to fire protection.

Natural polymers and their derivatives are vegetable-based and water-dispersible. They have properties that are used to modify texture or rheology, emulsify oils, stabilize complex formulations and prolong product life, or even modify surfaces. They have applications in many markets such as cosmetics, agrochemical formulations, and oil drilling.

20 Form 20 - F 2005 - Rhodia

Back to Contents

Specialty polymers are obtained either by radicular polymerization or by condensation. The extremely wide range of these products meets needs that are highly diversified but also specific.

Specialty monomers, used in very small amounts, improve the performance of coatings and adhesives when put into emulsions, solutions, or included in the polymerization process.

Novecare successfully pursued the implementation of its multi-pronged strategic growth plan consisting of innovation, partnership with clients and geographic growth.

Novecare further ensured its growth in Asia at the end of 2004, by taking full control of the capital of its subsidiary Wuxi Chemicals Co. Ltd, and by increasing its production capacity for surfactants and specialty polymers, so as to respond to rapidly growing local demand.

Innovation and long-term partnerships with clients are two additional key areas of the business’ growth plan. In 2005, the business strengthened its relations with principal players on the markets it serves by delivering original solutions adapted to their particular industries and structures.

In terms of innovation, Novecare developed SSLs (Structured Surfactants Liquid), which are sophisticated structures that allow for a new generation of personal care products. Shampoos and shower gels that are pleasing to use, cleanse effectively, are mild and offer extended moisturizing, required new types of formulas that combined in a controlled and stable manner varying active ingredients while offering extended-release over time. SSLs make such formulas easy and effective to manufacture. Accordingly, SSLs have been used in the majority of such products that have recently been put on the market.

In the oil drilling sector, the business developed a new line of lubricants made with guar that are adapted to the particular conditions in wells and which can result in significant savings in of both time and labor, essential during periods of very high activity. These guar-based lubricants improve the output of wells. They are sensitive to the environment and meet users’ logistical reliability criteria.

In the field of agricultural chemistry, a new biodegradable bio-accelerator for glyphosate-based formulas with a favorable toxicity/environmental hazard profile has been approved by the Environmental Protection Agency. Because it brings together technical performance and respect for the environment, this product answers a strong existing need in the industry.

Silcea

Silcea recorded sales of €810 million in 2005, or 16% of our consolidated sales.

The Silcea enterprise combines three high value-added businesses: rare earths, silicones, and silicas, each with its own specific technology. Its products are aimed at a variety of markets (automotive, electronics, high performance coatings, medical comfort, paper and textile coating, etc.), including market segments undergoing significant growth such as automotive anti-pollution systems and “green” tires. For these different markets, Silcea has been the originator of numerous innovations, including: “three track” catalytic converters, low energy consumption tires, luminescence for new-generation flat screens, and high-performance coatings for airbags and technical textiles.

Form 20 - F 2005 - Rhodia 21

Back to Contents

Products	Markets	Brand names	Competitors

Products made from rare earths	Electronics: luminescence for new flat screens, optics, coloring, component polishing. Catalysis: automotive anti-pollution and industrial catalysts	Luminostar™, Cerox™, Opaline™, Superamic™, Eolys™, Actalys™, OPtalys™, Neolor™	AMR, DKK, Chinese manufacturers, Octel, Infineon
Silicones	Automotive, technical textiles, cosmetics, paramedical, dentistry, electronics, self-adhesives, construction, paints and coatings	Rhodorsil®, Rhodorseal®, Silcolease®, Rhodalis®, Silbione®, CAF®, Lyndcoat®	Dow Corning, GE, Shinetsu, Wacker
Silicas	Tires, elastomers, paper industry,nutrition, clothing	Siloa™, Zéosil®, Tixosil®, Tixolex®	Degussa, Huber, PPG

Rare earths are natural elements, like iron or oxygen, which are present in great quantities in the earth’s crust. We are involved in the processes of separating and finishing these elements to high degree of purity for use in high value-added compositions used in catalysis (automotive anti-pollution, etc.) and electronics (luminescence for LCD and plasma screens, polishing, passive electronic components, etc.).

Silicones are polymers made from silicon. Their mineral origin gives them stability and exceptional qualities such as resistance to temperature, UV, and ageing, as well as remarkable functional abilities, such as the adaptation of performance by physical chemistry. These properties allow for a very large number of applications: the coating of paper for self-adhesive tapes, coating textiles for airbags, waterproofing/sealing and gluing in construction, waterproofing/sealing of car engines, dental and artistic molding, the manufacture of high-performance elastomers used in making cables, as well as medical, industrial and consumer products. We believe that we hold leadership or joint leadership positions in high value-added market segments, such as paper and textile coatings, medical comfort, industrial sealing and gluing, and molding.

Silica is a mineral (sand) that can be used as a filler to strengthen polymers in the manufacture of rubbers and elastomers. Because of our expertise in surface chemistry, we regularly develop new products. We are a world leader in high performance silica precipitate technology and have developed products that are part of numerous innovations et developments such as high-performance, low energy consuming, “green” tires, nutritional support mediums, membranes for batteries, etc.

In 2005, we successfully launched new products, including:

•	third generation Eolys™: this soluble catalyst for particle filters makes maintenance-free operation through 250,000 km possible (which is the average lifespan of a diesel-fuel vehicle);
•	0ptalys™ products: these catalytic components made from rare earth greatly increase the efficiency and durability of catalytic converters;
•	Luminostar™ products: new products that play a key role in the field of luminescence (plasma screens, low energy lamps, lighting of liquid crystal screens, etc.);
•

new silicone elastomers for lining airbags: true marvels of technology, these products have allowed a decrease to the thickness of the protective layer without affecting performance, resulting in sizeable gains in terms of volume and weight of the airbag module;

•	new product line for coating textiles, in both sporting goods (ADVANTEX™) and architectural fabrics;
•

new range of silicones for taking dental impressions that has been approved in the U.S. Thanks to the “hydrophilic” technology developed that we developed, the product allows one to capture the finest details even in the presence of saliva;

•	SILOA™ products: top-of-the-line silicas that are between “precipitated” and “pyrogenic” silicas, designed for rubber and elastomer applications; and
•	growth of HDS™ technology in the Asian and Latin American tire markets.

22 Form 20 - F 2005 - Rhodia

Back to Contents

In addition, Silcea:

•

divested its European silicone putty cartridge activities, which accounted for more than €50 million in sales and weighed negatively on the balance sheet, to Henkel, the global leader for this type of building product. We partnered with Henkel for the supply of polymers and silicone putties; and

•

confirmed in May 2005 that it was moving closer to concluding a preliminary accord for the creation of a Global Alliance with China National Chemical Corporation/Bluestar in the field of silicones. We and Bluestar have the intention of assuming a leading role in the global silicones market capable of competing with the two largest players. The plan calls for investing in a new production facility for methylchlorosilane and major building blocks for silicone in Tianjin (China) through the use of our technology.

Coatis

Coatis recorded sales of €582 million in 2005, or 11% of our consolidated sales.

The enterprise operates in high value-added specialty segments, mainly in the markets for industrial coatings, particularly in the automotive industry with its isocyanate technology, and in the markets for decorative paints and specialty additives used in the construction industry with its latex technology. Furthermore, the Brazilian solvents operation has found opportunities in the printing market in addition to paints and coatings.

Products	Markets	Brand names	Competitors

Aliphatic isocyanates	Industrial coatings for wood, metal (automotive) and plastics	Tolonate®, Rhodocoat™	BASF, Bayer,Degussa
Latex	Decorative paints, adhesives, construction	Rhodopas®, Rhoximat™	BASF, Celanese, ICI, Rohm & Haas, Wacker
Oxygenated solvents	Industrial paints, leather, inks	Rhodialsolv®, RhodiaEco®	BP, Celanese, Exxon, Oxiteno, Shell
Intermediate products (TDA, TDI, chlorine and chlorine-based products, nitric acid, Raney catalysts)	Polyurethane foams (manufacture of car seats, mattresses, and cushions), chemicals, fine chemicals, steel, agrofood, human and animal food products, agrochemicals, pharmaceuticals, organic syntheses		TDI: Bayer, Dow, BASF, Borsodchem,Zachem Nitric acid: BASF, Kemira Chlorine: MSSA, Albemarle, Caffaro, Donau
Sulfur products and sulfuric acid regeneration	Production of unleaded gasoline, car-battery storage cells, paper and sugar bleaching, water treatment		Carbosulf (Akzo Nobel), FMC Foret Umicore, AtoFina GP, Clariant

Aliphatic isocyanates are used as hardeners in polyurethane resins in conjunction with polyols. They are recognized for their UV resistance and give coatings an exceptional finish and long life. Further, we operate the aliphatic isocyanate unit of Pont de Claix, one of the largest in Europe, on behalf of Lyondell.

Oxygenated solvents combine high thinning power with a low impact on the ozone layer and negligible toxicity. They are the main alternatives to chlorinated solvents.

Latexes are dispersed polymers. They come in the form of fine particles in water or powder and are characterized by their strong binding qualities. Changing the molecule’s characteristics produces a wide range of properties that allow it to be used in a large number of applications.

Finally, Coatis is involved in the business of managing the entire life cycle of sulfuric acid, from the regeneration of processing acid to the supply of pure acid and derivatives.

The year 2005 was devoted to testing and fine-tuning the TDI production line at a particular site. Notwithstanding an annual maintenance shutdown of some 35 days, significant records in production were achieved. Progress remains to be made in the upstream part of the chain in order to bring all of the units to a level of performance reliability that will guaranty the profitability of the isocyanate activity. The objective for 2006 remains industrial excellence.

Form 20 - F 2005 - Rhodia 23

Back to Contents

Polyamide

Polyamide recorded sales of €1,749 billion in 2005, representing 35% of our consolidated sales.

We estimate that Polyamide is the world’s third largest manufacturer of polyamide (nylons) based on sales in 2005. Polyamide is growing through four major businesses: intermediates and polymers, engineering plastics, technical fibers and industrial yarns, and textile yarns.

In 2005, Polyamide adopted the following development objectives:

•	innovation: to maintain a productive innovation pipeline and to take advantage of the growth and know-how of the Group’s enterprises;
•

profitable growth: to take advantage of having an integrated polyamide chain, optimize logistics and reduce inventory, accelerate growth in Asia, a zone which currently represents 12% of Polyamide’s total sales;

•	team integration: develop and reinforce a common culture and common objectives; and
•

sustainable development: focus research and development on reliable and sustainable solutions, control the safety of processes and persons, and respect the environment at each stage in the development of polyamides from fabrication of raw materials to waste disposal.

Intermediates and polymers

The different products in the polyamide chain (adipic acid, DNA, HMD, nutrient salt, and polymers) are the key intermediates for the development of Polyamide’s downstream business, as well as for the expansion of external markets.

This integrated fabrication chain allows Polyamide to focus production upstream, while optimizing profits downstream. We believe that this gives the business a competitive advantage in polyamide and polyurethane production.

Engineering plastics

The engineering plastics business operates in high-tech sectors with strong growth potential such as automobiles, electronic components, connectors, and industrial and consumer goods. The key to our success lies in the globalization of our product range, our ability to innovate and the competitiveness of our products and services. The enterprise’s flagship brand, Technyl®, is regularly enhanced by innovations such as Technyl Star™, Technyl® Alloy, and Technyl® Force.

A business with a high rate of innovation, our engineering plastics provide high value-added functional qualities, such as high mechanical, chemical and thermal performance, and excellent surface appearance, which are adapted to meet the specific requirements of applications. Engineering plastics are increasingly used as alternatives to steel and aluminum, which leads to significant weight savings and gives designers greater freedom, particularly in terms of the integration of functions.

24 Form 20 - F 2005 - Rhodia

Back to Contents

Technical fibers and yarns

Polyamide is a leader in the market for mono-fibers for screening processes, filters and polyamide fibers used in non-woven materials. The enterprise is a leading innovator in the industrial yarn sector, notably in ropes and nets.

In addition, Polyamide is a co-leader in Europe and South America of reinforced textiles for tires. The enterprise services diverse markets such as the automotive industry with reinforced yarns for tires and airbags as well as fibers for flocked surfaces; the manufacturing industry, providing technical yarns; home furnishings with fibers and yarns for floor and sofa coverings; and, finally, various leisure industries that use ropes and nets.

The production unit for super high tenacity yarns, launched in 2004, complements both high tenacity yarn production for airbags, as well the dipping unit in Brazil for tire fabrics.

Textile yarns

We manufacture textile yarns in Brazil, by joint venture in China, and by Nylstar N.V in Europe and North America, an equally-owned joint venture with Italy’s SNIA. The enterprise specializes in the design, production, and marketing of high value-added textile yarns for use in various clothing segments: sportswear, recreational and ready-to-wear clothing, underwear, and hosiery.

Products	Markets	Brand names	Competitors

Intermediates and polymers	Downstream polyamide and non-polyamide products (polyurethanes, food additives), Polymers 6.6 and 6.0	Stabamid™, Dioro™, Adifood™	Invista, BASF, Solutia, Asahi, Radici
Engineering plastics	Automotive, electrical, electronics, industrial goods, consumer goods	Technyl®, Technyl Star™, Technyl® Force, Technyl® Alloy, Oromid	Du Pont, BASF, Bayer, DSM, Solutia
Technical yarns and fibers	Automotive, tires, filtration, printing, ropes, carpets, furnishings, textiles	Sylkharesse®, Noval®	Invista, Acordis, Asahi, Dusa, Honeywell, Solutia, Toray
Textile yarns	Lingerie, town clothing and sportswear	Meryl®, Amni®	Invista, Radici Nilit, TWD, Hyosung

The technologies involved in Polyamide’s activities relate not only to the manufacturing process but also to the packaging of products:

•

continuous and discontinuous (batch) processes involving large-scale application of different technologies from the field of organic chemistry, including chemical synthesis, distillation, liquid/solid separation, and extraction (dehydration);

•	transformation of nylon salt into polyamide (nylon) 6.6 through continuous and batch condensation polymerization;
•	compounding of polyamide (nylon) 6.6, 6 and 6.10, and granulation; and
•	automated packaging of compound flakes in 25 kg sacks or 1,000 kg containers.

Polyamide’s four branches of activity are also concurrent with the different technologies it applies:

Intermediates and polymers are produced from petrochemical derivatives (benzene, butadiene, cumene, and cyclohexane). These are the vital elements in the production of polyamides. They are also used in the manufacture of engineering plastics, and technical yarns and fibers.

Form 20 - F 2005 - Rhodia     25

Back to Contents

Engineering plastics are used for their mechanical and thermal properties by the automotive, electrical, and electronics industries, and in a number of consumer and industrial goods such as sports and recreational equipment, clamps, and tools, etc.

Technical yarns and fibers can be broken down into three categories: functional fibers and micro-fibers and yarns used for making flocked surfaces and carpets; high-tenacity industrial yarns used for making tires, airbags, ropes, and nets; and high-performance technical yarns used in filtration, printing, and the automotive industry, as well as fibers used for making non-woven fabrics.

Textile yarns that we produce in Brazil or by Nylstar N.V., a joint venture with SNIA, are used in hosiery, lingerie, sportswear, and town garments.

The world market for polyamide applications is estimated at $25 billion and is experiencing an average annual growth rate of around 2.5%. The polyamide market is a consolidated one, with just six manufacturers responsible for 50% of the world’s production of yarns, fibers, and plastics and for 67% of all intermediate products. This trend toward strong consolidation can be expected to continue in the coming years, reinforced by significant technological and financial barriers to new entrants.

Polyamide occupies a constantly evolving position in this market, with growth rates greater than the industry average.

In textiles, the situation in Europe has deteriorated continuously since 2001, mainly due to a fall in local demand for fibers caused by increases in imports of Asian-made garments. This deterioration, linked to the gradual elimination of textile quotas, was particularly pronounced in 2004, and led Nylstar N.V., our joint venture with SNIA, to undertake a major restructuring program. As a result of these factors, in 2005 Polyamide announced its intent to withdraw from this business. This withdrawal began by the signing on November 8, 2005 of a letter of intention for the transfer by us and SNIA to the Italian chemical interest RadiciGroup of all of our capital shares in the Nylstar N.V. joint venture.

At the same time that it was consolidating its activities, Polyamide was also making efforts to streamline its manufacturing capacity and increase the competitiveness of its fabrication units, through major investments at its Belle-Etoile (France) and Onsan (South Korea) facilities.

In the second half of 2005, Polyamide demonstrated its desire to increase its polymerization capabilities, through the purchase of a polymerization unit in Freiburg (Germany). Lastly, Solsys, responsible for our solvents activity, was merged into the Polyamide enterprise since the beginning of 2006. The different oxygenated solvents – acetone and acetic and ketonic acid – are manufactured in large part in Brazil and are used in the automobile industry (paints, linings, adhesives, and leathers) and for consumer and industrial goods.

Acetow

Acetow recorded sales of €410 million in 2005, representing 8% of our consolidated sales.

Acetow specializes in the production of acetate tow, the raw material used to make cigarette filters. Acetow ranks among the three leading manufacturers in this sector, alongside Eastman and Celanese.

As result of technical know-how that enables it to provide high quality products, together with client service and the competitiveness of its manufacturing facilities, Rhodia Acetow has become a favored partner of the tobacco industry.

Over the past few years, Acetow’s aim has been to strengthen its international presence in order to keep up with the geographic expansion of its multinational clients.

26     Form 20 - F 2005 - Rhodia

Back to Contents

Products	Markets	Brand names	Competitors

Acetate tow	Cigarettes	Acetow	Celanese, Eastman, NTC, Daicel, Acordis, Mitsubishi

“Filter tow” or acetate tow is produced through a two-step process. The first step consists of a chemical transformation, in which cellulose acetate is produced through the reaction of acetic-anhydride with wood pulp. The second step is one of physical transformation, in which the cellulose acetate is dissolved in acetone, and then spun into tow. This tow is supplied to tobacco companies to make cigarette filters.

In 2005, for the second consecutive year, the industry saw strong growth in the five to six percent range, above the long-term annual growth prospects estimated at about 2.6 to 2.7%. Rhodia Acetow’s market share remains at around 18%.

The year 2005 was notable for a transfer of production capacity from the United States to China. Output capacity doubled in China, while one of Acetow’s competitors announced the closure of two production facilities. Following these changes, the market share open to independent manufacturers was reduced, although the usage rate, in terms of worldwide output potential, should remain stable in the coming years.

The growth of liquid crystal display flat screens was also one of the major developments of 2005. It led one of the enterprise’s Japanese competitors to convert a portion of its cellulose acetate output in order to respond to demand created through the manufacture of one of the component sheets (film) for this type of screen.

Eco Services

Eco Services recorded sales of €209 million in 2005, representing 4% of our consolidated sales.

Rhodia Eco Services is the leading company in the North American market for sulfuric acid regeneration services. Its strong production capabilities coupled with a logistical network allow it to provide unequaled reliability in the refining sector. Other manufacturers now apply our regeneration technology. Eco Services also produces sulfuric acid and sulfur derivatives.

Product range	Markets	Brand names	Competitors

Sulfuric acid, regeneration services, alum and other sulfur derivatives	Oil refining, chemical and petrochemical production	—	Du Pont, Marsulex, General Chemical, Chemtrade

Regeneration is the process of converting used sulfuric acid into pure acid that can be re-used in the manufacturing process. Regeneration services are vital for clients in the refining sector given their need for continuous production output. This technology accounts for the greatest portion of the enterprise’s sales.

Eco Services offers its partners – petroleum refiners as well as petrochemical and chemical manufacturers – non-stop, around-the-clock regeneration services, through multi-year contractual arrangements. A focus on permanent and ongoing improvements in the reliability of its services is one of the key elements explaining the enterprise’s success. This focus led to the adoption in 2004 of the “Reliability Strategy” program. As part of this program, several of Eco Services’ production sites were shut down for complex maintenance operations, which were scheduled so as not to conflict with the seasonal production and operational needs of certain major refining customers.

The enterprise is always in a position to respond to the needs of its clients, even in adverse conditions, due to its network of six factories located in the United States Gulf Coast region and in the industrial centers in the U.S. mid-West and West Coast. In September 2005, Eco Services’ production units in the Gulf of Mexico promptly implemented repairs and resumed their activities after the passage of the devastating storms in the region.

Form 20 - F 2005 - Rhodia     27

Back to Contents

It is expected that Eco Services’ primary markets will grow at the same pace as the GDPs of the North American markets. Moreover, as the sales and services of Eco Services are linked to gasoline consumption, growth volumes will also be tied to growth in the automobile sector.

Eco Services currently enjoys sufficient capacity to meet expected short-term growth and is considering improving the output of certain production facilities through modest investments as part of a de-bottlenecking program.

Organics

Organics recorded sales revenue of €349 million in 2005, or 7% of our consolidated sales.

Our expertise in fine organic chemistry is brought together in the Organics enterprise, which is organized under three worldwide activities as follows:

•	flavorings and perfumes;
•	agrochemical intermediates; and
•	fluorinated coolants (FCP).

The enterprise is the world leader in the manufacture of diphenols (catechol/hydroquinone), vanillin and other catechol derivatives, of coumarine, and of salicylates.

Product range	Market	Brand names	Competitors

Salicylates	Flavors for the food industry and synthetic fragrances for high—end perfume, manufacturing, for detergents, and cosmetic goods	Rhovanil ®, Rhodiarome ®, Rhodiantal ™, Rhodiaflor™, Rhodiascent ™, Petunial ™, Rosilial®, Carnaline®	Borregard, Jiaxing, Mitsui, Ube
Shafts produced from diphenols Line of fluorinated components and derivative products	Polymerization inhibitors, colorants, photo, antiozonants, acidic catalysis, electronics, intermediate agricultural products	Acilys ™	Solvay, Central Glass, Halocarbon, Miteni, Chinese and Indian competitors
Blended fluorinated products (blended coolants line transferred in June 2005 to Du Pont)	Coolants	Isceon®	Ineos, Honeywell, DuPont, Arkema

Fluorination is a key technology. Organics has mastered this technology, which requires rigorous application of elevated security norms. Organics is considered a specialist in derived fluoroaliphatics such as trifluoroacetic acid and triflic acid.

Organics enjoys great expertise in the hydroxylation of phenol, which is necessary for manufacturing of the diphenols hydroquinone and catechol (catechine).

Above and beyond the multitude of oxidation processes, we have perfected a technology that is innovative, competitive, and respectful of the environment, namely, air oxidation.

Thanks to its expertise relating to a multitude of continuous and discontinuous processes of nitration and its expertise relating to exploitation of corrosive reactants, Organics manufactures nitrophenols, nitrochlorobenzenes, nitrofluorbenzenes, etc.

The entire range of products in our Flavorings and Perfumes line benefited from very strong demand throughout 2005 with line-wide volume growth on the order of 5%. This is due in large part to Organics’ capacity to supply products in compliance with all applicable regulations, including those relating to dietary hygiene and environmental requirements. The line took advantage of a

28     Form 20 - F 2005 - Rhodia

Back to Contents

restructuring in the Asian market. Indeed, a number of our competitors ceased operations, due either to insufficient profit margins or to an inability to adapt their practices and operations to the ever-more restrictive regulatory environment.

The arrival of Chinese and Indian competitors on the Agrochemical Intermediates market brought about a restructuring of the European industry as well as major reductions in production capacity. In this competitive environment, the most reactive of the European players in this market segment succeeded in improving their competitiveness while at the same time increasing their prices in denser local market.

Rhodia Pharma Solutions (RPS)

RPS recorded sales of €172 million in 2005, representing 3% of our consolidated sales.

Because of the difficulties that persist in the on-demand (custom) drug manufacturing industry, we decided to discontinue our synthesis operations. On March 31, 2006 we confirmed that we had completed the sale of our pharmaceutical custom synthesis business to Shasun Chemicals & Drugs Ltd.

After the disposal of the pharmaceutical custom synthesis business, RPS now focuses on the following segments:

•	aspirin (acetylsalicylic acid), where RPS believes it is the world leading producer for the bulk analgesic market;
•	paracetamol (acetaminophen, or APAP), where RPS believes it is the second leading producer; and
•	calcium phosphates, where it is the leading distributor for pharmaceutical and nutraceutical applications.

RPS believes it is the world leader in the production of aspirin (acetylsalicylic acid) for the bulk analgesic market, and the number two producer of paracetamol (acetaminophen, or APAP). The enterprise is also the leading distributor of calcium phosphates for pharmaceutical and nutraceutical applications.

Product range	Market	Brand names	Competitors

Aspirin	Pharmaceuticals	Rhodine	Jilin, Shandong
Paracetamol	Pharmaceuticals	Rhodapap	Tyco (Mallinckrodt), Weifang
Calcium phosphates	Pharmaceuticals, nutraceuticals	A-Tab, Di-Tab, Tri-Tab, Calipharm	Budenheim, Astrarin, Yeou-Fa

Form 20 - F 2005 - Rhodia     29

Back to Contents

New Organizational Structure

We continue to pursue the simplification of our organization. Beginning in 2006, the remaining activities of the Coatis enterprise are being integrated into the Polyamide and Organics enterprises as follows:

•	oxygenated solvent production in Latin America has been transferred to Polyamide; and
•	HDI, TDI and related activities have been transferred to Organics.

Furthermore, the synthesis business of Rhodia Pharma Solutions (RPS) is being sold. RPS’s remaining products, such as acetylsalicylic acid and paracetamol, are being integrated into Organics. Finally, our energy supply business, as well as management of our portfolio of greenhouse gas emission credits is being regrouped into a new entity, the Energy Services enterprise.

The seven enterprises that make up our simplified organization as from January 1, 2006 can be presented as three clusters, as indicated below.

Cluster	Enterprise

Performance Materials	PolyamideAcetow
Functional Chemicals	NovecareSilcea
Organic and Services	Eco ServicesOrganicsEnergy Services

Risk Management and Insurance

After analyzing our industrial risks, we manage them by relying first on a comprehensive prevention policy and only then on worldwide insurance programs. Our internal efforts and results in the area of industrial safety, workplace hygiene, environment and post-consumer product monitoring are described in our environmental reports available on our website. In addition, together with our insurers we have implemented a comprehensive, large-scale prevention and protection program for industrial risks. To minimize insurance premiums and provide strong incentives for prevention, all of our worldwide insurance programs feature very high deductibles. We only insure on the market against risk of catastrophic loss. Risk retention is distributed between insurance deductibles, borne by each of our operating companies, and retained risk assumed centrally by a consolidated captive reinsurance company, which bears losses in excess of the affiliated companies’ deductibles.

This description of the main insurance programs underwritten by us is necessarily partial and incomplete in order to preserve confidentiality and protect our competitive position. The total amount of insurance premiums for coverage of our industrial risks in 2005 was roughly €40 million. The great majority of those premiums are paid to independent insurers and reinsurers. The rest represents premiums received by our captive insurance company.

•

The property and casualty program absorbs most of the costs (insurance premiums and prevention program). The property and casualty program is supplemented by business interruption coverage not only for standard fire and explosion risks but also for equipment breakdowns and natural disasters. Coverage amounts are consistent with estimated risks. Most of our industrial sites are currently covered by an umbrella policy with a limit of €300 million per incident. The largest sites get additional coverage of up to €800 million, in line with assessments of maximum possible loss.

30     Form 20 - F 2005 - Rhodia

Back to Contents

•	The civil liability program covers both operating and product liability. We believe that coverage amounts compare favorably with those of our competitors, and
•

The transport program, with a limit of €15 million underwritten on the insurance market (without participation by our captive insurance company) covers goods stored by us as well as goods in transit or stored with third parties.

Our property, casualty, civil and products liability policies were renewed as of January 1, 2006 on satisfactory and comparable terms and lower premiums.

Research and Development

By the end of 2005, our R&D department consisted of 1,300 researchers located in five multi-disciplinary and multi-enterprise centers across the world plus 35 technical development centers providing links between the research centers and enterprises, customers and local markets. Gross expenditure on R&D rose to €146 million, €11 million of which came from grants and tax credits, for a number amounting to 2.7% of our net sales.

In 2005, the R&D department played an important role in our reorganization by adopting a simplified and more streamlined organizational structure, while still maintaining momentum in the launch of new products and above all by productivity gains of 6% compared with 2004. Furthermore, almost 17% of our sales came from new products (defined as commercial products launched in the last five years) and there were savings from improvements made to processes. We are a key innovator in five areas: nanometric reinforcement of materials, polyamide-based thermoplastics for automobiles, catalysis to control automobile emissions, solutions for performance fluids, and the modification of surface properties by polymers.

The R&D department, together with the enterprises, is focused on short term projects, such as development, transfers of technology and process amelioration. In 2006, the R&D department will work to rebalance its efforts between Europe and high growth regions, namely Asia. Since 2005, we have reinforced our technological resources in Asia, with the creation of a new laboratory for synthesis and processes and the acquisition of new analytical equipment. Management is now based out of Shanghai, China.

Raw Materials

We purchase raw materials and chemical intermediates from a large number of third parties, with a centralized purchasing department procuring the entirety of the raw materials needs of each of our enterprises. The cost of raw materials was approximately €2.5 billion in 2005. We estimate that in a typical year approximately one quarter of our annual raw material costs relate to benzene, one quarter to natural gas, one eighth to naphta and one tenth to electricity.

The table below sets forth our principal raw. materials.

Cyclohexane	Phosphorus	Acetic acid
Cumene	Ethylene oxide	Sulfur
Butadiene	Ammonia	Glass Fiber
Gas (as raw material)	Wood pulp
Phenol	Nitric acid

Form 20 - F 2005 - Rhodia     31

Back to Contents

Any significant change in raw material costs can have a significant effect on our earnings. See “Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting Our Financial Condition and Results of Operations—Cost of Raw Materials.” Changes in prices of raw materials cannot always be passed on to customer in the forms of higher prices; hence, profit margins may be affected. Moreover, competitive pressures may drive down selling prices in the wake of lower raw material prices, thereby limiting the potential for improved profits. As a hedge against fluctuations in the prices of raw materials, we enter into medium- and long-term contracts for the primary materials used in our production.

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

In 2005, in light of our strategic plans, suppliers were organized into buying segments and classified into three categories, with the aim of organizing a competitive bidding process and reinforcing our market expertise. In 2006, these panels will be managed and evaluated regularly in order to assure supply and the achievement of our productivity objectives, notably through collaborations aimed at increasing productivity and integrating suppliers’ innovations.

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

Health, Safety and Environment

Our Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continued improvement. In 2005, we invested €72.3 million worldwide into this program, of which, €30.5 million went towards health and €41.8 million went towards environmental objectives. These investments are part of our ongoing improvement programs that have been in place for several years. We have targeted four HSE objectives:

32     Form 20 - F 2005 - Rhodia

Back to Contents

•

Environment. We have implemented the principle of sustainable development, deploying a number of methods designed to ensure the application of sustainable development practices. Following widespread application and success of these methods in the United States, several such pilot initiatives have been initiated in Europe.

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

•

Industrial Sites. We have developed our own system for managing the health and safety of our employees and environmental issues on our sites, which goes beyond ISO 14001 standards, the generally accepted environmental management standard. We require that our system be enforced at all sites, regardless of their size or of the nature of their activities, and we have audited over the past three years 98% of our own sites according to this system.

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

Our sustainable development objectives strive to safeguard natural resources through innovation while developing synergies among different businesses and leveraging strong partnerships with customers. For example, Eolys has led to the production of a catalyst that enables the filtering of over 90% of soot particles in diesel fuel exhaust. At our La Rochelle site in France, suspended solids are recycled to recover rare earth oxides.

In compliance with the regulations set forth by the European Chemical Industry Council (CEFIC), and in accordance with the French government’s commitment to reduce gas emissions by 30% over the period of 1990-2010, we have implemented a policy that targets the reduction of the release of greenhouse gases (CO2 and N2O emissions) and tropospheric ozone-generating volatile organic compounds (VOCs). Over €20 million has been invested towards the achievement of these aims. Emissions reduction is a challenge that requires long-term action at all Group sites concerned, in particular regarding VOC emissions and the quantification of releases.

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

Workplace Safety

We monitor the health and safety of employees and other people at all of our sites. Our objective in this respect is to evaluate risks associated with each workstation over the past five years. Moreover, we engage in preventive procedures regarding the health of our employees, persons working at our sites, and the users of our products. Investments by our Group into workplace safety has risen to €30.5 million.

Form 20 - F 2005 - Rhodia     33

Back to Contents

We remain dedicated to our zero-accident objective. As the establishment of an entirely risk-free industrial environment is nevertheless impossible, it is vital to prepare and train all of our employees to respond as effectively as possible in the event of an accident or other crisis. Our objective is to establish and test emergency plans that are tailored to the risks involved for every business and activity. 97% of our businesses have revised and tested their emergency plans over the past three years. Industrial hygiene correspondents have been appointed to coordinate industrial initiatives and to ensure the execution of risk evaluations at all of our sites. These risk evaluations involve, among other things, identifying chemical, biological, physical and ergonomic hazards, as well as estimating exposure levels and assessing short-, medium- and long-term risks.

We seek to improve our safety record on an ongoing basis. This requires daily individual commitment by all of our employees, especially our managers. Accordingly, members of the Executive Committee inspect our sites without prior warning. The results reflect the efforts expended, as the rate of accidents at our sites has declined each year. Thanks to this improvement, Rhodia ranks among the best in the industry worldwide. Based upon its historic configuration, with a TF1 of 0.8 and a TF2 of 1.8, Rhodia posted its best-ever safety performance during 2005. The table below sets forth certain information relating to the accident frequency rate for the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,

	2005	2004	2003

TFI(1)	0.8	0.9	1.4
TF2(2)	1.8	2.2	3.2
TF1EE(3)	1.1	2.0	2.5

______________
(1)	TFI: Accident Frequency Rate resulting in work stoppage, expressed in terms of number of accidents per million hours worked.
(2)	TF2: Accident Frequency Rate whether or not resulting in work stoppage, expressed in terms of number of accidents per million hours worked.
(3)	TF1EE: Accident Frequency Rate resulting in work stoppage, for companies outside our Group but involved in work at our sites.

Industrial Sites

Managing industrial risks entails identifying and prioritizing these risks in order to implement the necessary preventive and protective measures based on systematic reviews of processes, installations and workstations. We have developed our own safety and environmental management system, SIMSER+, which integrates the best existing practices, the requirements of the ISO 14001 or OSHA 18001 standards and principal international regulations. This system, or a more simplified version thereof with regards to smaller facilities (our rules and regulations), is implemented at all of our facilities worldwide.

Each facility is audited every three years. In addition, all installations and processes are subject to a security review adapted to their risks. These reviews are updated every five years, to reflect changes in legislation, our knowledge or the methods of analysis and modeling tools used to assess impacts. At the occurrence of any material event, a review is carried out or updated immediately. For this, we have at our disposition a network of trained experts as well as recognized methods of review. Particular attention is given to facilities qualified as “top-tier sites” under the European Union’s SEVESO Directive (or the equivalent thereof, outside Europe). This represents 43 sites worldwide, of which 23 are in Europe and 14 are in France. These security procedure reviews allow us to identify danger, whether it is of a physical, chemical or biological nature, and to assess the risks in light of factors relating to the occurrence of accidents and the potential targets. In addition, we encourage the exchange of experiences between our facilities that, for the most part, possess systems for the collection of incidents. A monthly letter, “Security Procedures,” helps develop these exchanges.

We cooperate with public authorities, through the Union of Chemical Industries (l’Union des Industries Chimiques) and the French Business Confederation (Le Mouvement des Entreprises de France) for the implementation of the law of July 20, 2003 on industrial risks and in particular concerning the urbanization surrounding sites that pose risks and the remediation of such sites. After the pilot study on risks surrounding the Roussillon site, our methodology (DRC 40) was approved by experts in the French Ministry of Ecology and Sustainable Development.

34     Form 20 - F 2005 - Rhodia

Back to Contents

A total of 91% of our facilities have undergone a process-related safety study within the last three years. This indicator, which has posted a steady increase from year to year, represents a major investment by our operational teams. An emphasis was placed on Seveso-classified and similar facilities (i.e. outside the European Union), for which 93% coverage was achieved.

Intellectual Property

We own a large number of patents that relate to a wide variety of products and processes. Each year, we file a significant number of new patent applications (134 in 2005), and we also license a small number of patents owned by others. In addition, we own a considerable number of registered trademarks throughout the world, under which we market our products. Such patents and trademarks in the aggregate are of material importance to our operations. In addition to patent protection, we also rely on our know-how and technical expertise in many of our manufacturing processes for developing and maintaining our market position.

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

Government Regulation

Domestic and international laws regulate production and marketing of chemical substances. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, Canada and Japan are most significant to our business. The most important of these laws include the European Inventory of Existing Chemical Substances, the European List of Notified Chemical Substances, the United States Toxic Substances Control Act Chemical Substances Inventory, the Domestic Substance List of Canada and the Japan Handbook of Existing and New Chemical Substances. Chemicals that are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist. Our personnel work closely with the regulatory agencies of these countries to bring new chemicals and products to market. The future European Union’s Regulation concerning the Registration, Evaluation, Authorization and Restriction of Chemicals, the “REACH” project, which was adopted by the European Commission on October 29, 2003 and amended by the European Parliament and the Council in December 2005, is intended to verify the degree of toxicity of some 30,000 chemical substances for health and the environment. It is due to be implemented from 2007 onwards.

We estimate that 400 substances need to be recorded for the 6,653 chemical products sold in Europe. We are taking active steps to prepare for implementation, including by setting objectives for the revision of our Safety Data Sheets (SDS), the quality of which provides a solid platform for the future deployment of REACH or by designing the requisite IT systems. Of these 400 substances, 6 have been found as CMR (carcinogenic, mutagenic, toxic for reproduction) and will be treated with priority.

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

Form 20 - F 2005 - Rhodia     35

Back to Contents

Property, Plant and Equipment

The total gross value of our real property at December 31, 2005 was €7,081 million. This sum includes the value of our inventory and equipment worth €5,732, and buildings worth €1,065 million. The total net value of our real property at December 31, 2005 was €2,135 million, approximately 37.8% of our total Consolidated Balance Sheet at December 31, 2005. This includes the value of our inventory and equipment at €1,533 million and buildings worth €351 million.

The table below sets forth the number of our principal production sites, by enterprise and geographic region, as of December 31, 2005. The sizes of our sites vary considerably in terms of employees and production capacity. Of the 88 sites, 12 serve two or more enterprises. These sites are listed in the table under the principal enterprise utilizing the site. The table excludes facilities operated by joint ventures accounted for under the equity method.

	As of December 31, 2005

	Europe	North America	Latin America	Asia/Pacific	Total

Novecare	6	7	0	8	21
Silcea	9	3	1	6	19
Coatis	5	1	1	3	10
Polyamide	9	0	3	2	14
Acetow	2	1	2	0	5
Eco Services	0	7	0	0	7
Organics	6	0	0	2	8
RPS	2	0	0	2	4

Total	39	19	7	23	88

We own all our properties, except for a limited number of sites that are subject to leases. See Note 14 to the Consolidated Financial Statements. Utilization of our principal facilities may vary with economic and other business conditions. Our business facilities generally have sufficient capacity for existing needs and expected near-term growth.

Many of our manufacturing sites have an extended history of industrial use. See “Item 3. Key Information—Risk Factors—Risks Related to our Business” and “Item 4. Information About Rhodia—Health, Safety and Environment” for a discussion of environmental issues relating to our business.

Item 4A. Unresolved Staff Comments

Not applicable.

36     Form 20 - F 2005 - Rhodia

Back to Contents

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements. The discussion of our results of operations includes certain information on a comparable basis to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations. See “Presentation of Financial and Other Information” for an explanation of the basis of calculation of this information, as well as an explanation of how we calculate the effect of changes in volume and price on our operating results. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, including in “Item 3. Key Information—Risk Factors”. The Consolidated Financial Statements have been prepared in accordance with IFRS, with a reconciliation of net income and shareholders’ equity to U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see Note 39 to the Consolidated Financial Statements.

Overview of 2005

The highlights of our financial performance in 2005 include:

•	8.4% growth in net sales to €5,085 million, sustained by significant price increases in all activities;
•	operating profit of €97 million, compared with a loss of €188 million in 2004;
•	net loss of €616 million, compared with €641 million in 2004, substantially impacted by the disposal of underperforming businesses and restructuring and refinancing costs;
•	improvement in our financial structure due to a successful capital increase, with an 11.3% decline in our net debt to €2,089 million at the end of 2005;
•	continued refocusing of our business portfolio on segments in which we hold leading worldwide positions and divestments of businesses with weak or unprofitable positions;
•

registration by the UN of greenhouse gas emission reduction projects in South Korea and Brazil; we have announced our initial decisions in order to maximize the value of the emission allowances obtained in the long term.

Certain Factors Affecting Our Financial Condition and Results of Operations

Certain factors affecting our financial condition and results of operations are described below. For further discussion of these and certain other factors, see “Consolidated Results of Operations for 2005 and 2004”.

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

We estimate that the effects of currency fluctuations in 2005 resulted in a decrease in our consolidated net sales of approximately 2.9% and decrease in our operating income of approximately 4%. Currency fluctuations can also have a significant impact on our balance sheet, particularly shareholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euros.

An appreciation of the euro compared with the dollar lessens the euro-value of sales generated in dollar zone countries, and lowers the competitiveness of products manufactured by us in Europe against products produced in, or exported from, the United States and other dollar zones. This effect is partially offset by the decreased cost in euro of a significant portion of our raw material and energy purchasing requirements denominated in non-euro currencies.

Form 20 - F 2005 - Rhodia 37

Back to Contents

The table below sets forth average exchange rates of the euro with respect to key currencies in 2003, 2004 and 2005.

	2005	% change 2004/2005	2004	% change 2003/2004

U.S. dollar/euro(1)	1.24	0.1	1.24	10.0
Pound sterling/euro(1)	.68	0.8	.68	1.4
Brazilian real/euro(2)	3.04	16.4	3.64	6.9
______________
(1)	Daily currency prices published by the European Central Bank.
(2)	Daily currency prices published by the Brazilian Central Bank against the U.S. dollar, converted to euro based on the daily prices published by the European Central Bank.

Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is described under “Item 11. Quantitative and Qualitative Disclosure About Market Risk”. See also Note 10 to the Consolidated Financial Statements.

Cost of Raw Materials

In 2005, our raw material costs amounted to €2.5 billion compared to €2.2 billion in 2004. Raw materials relating to petrochemicals and energy totalled €1.4 billion. Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects our financial statements after a delay of two to three months. A key objective for our enterprises is to ensure that prices for our products our increased to compensate for increased raw material costs. However, increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and in such case, may create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, we seek to procure our major requirements for key raw materials pursuant to medium- or long-term contracts. See “Item4. Information About Rhodia—Raw Materials”.

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

Changes in Scope of Consolidation

The principal acquisitions, divestitures and other changes in our scope of consolidation during 2004 and 2005 are set forth below.

In 2005, we completed the following disposals:

•	in March, the disposal of the chlorine production business located in Staveley (United Kingdom) of the Novecare enterprise to Ineos Chlore Ltd.; and
•

in October, the disposal of our phosphate production business (reported under Corporate and Others) and the sulfuric acid production business of our Coatis enterprise, located in Rieme (Belgium) to Misa Inc.

We completed the following disposals in 2004:

•	in May, the food ingredients business of the Novecare enterprise to the Danisco group;
•	in June, the European specialty phosphate business of the Novecare enterprise to Thermphos International;

38 Form 20 - F 2005 - Rhodia

Back to Contents

•	in August and November, the European potable water treatment operations of the Eco Services enterprise to Feralco AB and Novasep, respectively;
•	in August, the North American phosphates business of the Novecare enterprise to Bain Capital;
•	in November, the chlorine production business, located in Staveley (United Kingdom) of the Novecare enterprise to Ineos Chlore Ltd.; and
•	in December, the anesthetics business of the Organics enterprise to Nicholas Piramal India Ltd.

Disposals completed in 2005 generated a net loss of €46 million before tax, while disposals completed in 2004 generated a €216 million net gain before tax, with the income tax charge amounting to €22 million.

In addition, in December 2004, we acquired the Chloralp Group from LaRoche Industries. As a result of the acquisition, the Chloralp Group, Cevco and GIE Spiral, which were previously accounted for by the equity method, became fully consolidated.

The main businesses in the process of being sold as of December 31, 2005 were:

•

Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to our commitment to a disposal in connection with our withdrawal from the European textile business of Polyamide. We expect that the negotiations under way with the Radici group should lead to a sale in 2006;

•

decorative coatings and adhesives (latex business): in November 2005, this Coatis segment business was subject to a sales agreement with Hexion Specialty Chemicals Inc. and the disposal was completed in January 2006;

•

development and custom synthesis for the pharmaceuticals industry: in December 2005, Rhodia signed a letter of intent with Shasun Chemicals & Drug Ltd. with a view to selling this Rhodia Pharma Solutions segment business and the disposal was completed in March 2006;

•

spanish phosphates production business of the Corporate and Others segment: after having withdrawn from the phosphates production business at Rieme in Belgium, we have been negotiating actively our withdrawal from this business since the end of 2005.

Critical Accounting Estimates

The Consolidated Financial Statements were prepared for the first time in accordance with IFRS (International Financial Reporting Standards), as adopted by the European Union. IFRS accounting standards include IFRS, IAS (International Accounting Standards) and IFRIC (International Financial Reporting Interpretations Committee) interpretations. The standards and interpretations adopted for the preparation of the 2005 Consolidated Financial Statements and the 2004 comparative financial statements are those published in the Official Journal of the European Union (“OJEU”) at December 31, 2005 and whose application is mandatory as of this date and those standards and interpretation which Rhodia has chosen to apply early. The principles adopted with respect to the implementation of IFRS 1 First-time adoption of international financial reporting standards and the impacts arising from the differences from the French accounting principles previously applied to the Group’s financial condition, results of operations and cash flows are analyzed in Note 38 to the Consolidated Financial Statements. See Note 2 to the Consolidated Financial Statements for additional information on our principal accounting methods.

The preparation of Consolidated Financial Statements requires us to make estimates that may affect the reported value of assets, liabilities, income, expense and commitments. We believe that the accounting estimates we use are reasonable. However, the actual amounts may differ from these estimates since even the best estimates require certain adjustments. Accordingly, we review the accounting estimates used to prepare our Consolidated Financial Statements on a regular basis to ensure that they are reasonable. Changes in these estimates may require us to record higher or lower expenses and may have a favorable or unfavorable impact on our financial condition and cash flows. Final amounts are likely to differ from the estimates used in preparing the financial statements.

Form 20 - F 2005 - Rhodia 39

Back to Contents

The following paragraphs list the critical accounting estimates that we deem to be important for properly understanding our financial condition, results of operations and cash flows. An estimate is considered critical if it has the following characteristics:

•	we have to assess effects of events that are highly uncertain when the estimate is made; and
•

different estimates that may reasonably be made and the possible changes to these estimates that may reasonably happen from one fiscal year to the next may have a material impact on our financial position, our results of operations and cash flows.

We have reviewed these critical accounting estimates with the Audit Committee of the Board of Directors.

Impairment of Long-lived assets and Goodwill

We test our goodwill and other intangible assets with indefinite useful lives, as well as property, plant and equipment and intangible assets with finite useful lives for impairment annually, and more frequently if there are indications of a loss in value. To test impairment, we group assets into cash-generating units (CGUs), in accordance with IAS 36 Impairment of assets. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. For these tests, we compare the net carrying amount with the recoverable amount of the assets. The recoverable amount is the higher of fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows we expect to derive from a cash-generating unit or group of CGUs after taking into account, where necessary, all other relevant information. The discount rate is calculated using the average cost of capital reflecting current market assessments of the time value of money and the risks specific to the assets tested. Our method of accounting for goodwill is described in Note 3.3 to the Consolidated Financial Statements and our method of accounting for other long-lived assets is described in Note 3.5.

The calculation of impairment losses is by its very nature highly sensitive to any changes in the underlying assumptions. The assumptions we make with regard to the future cash flows from these assets are subject to change. This could lead to adjustments to the net book value of these assets in future years.

Deferred Tax Assets

In the course of preparing our Consolidated Financial Statements, we calculate our deferred tax by applying the liability method to each tax entity in the Group. This process involves calculating the temporary differences arising from the differences between the book values and tax bases of assets and liabilities, including tax losses that may be carried forward. Deferred tax assets are recognized when it is probable (i.e. more likely than not) that they will be realized. No deferred tax assets were recognized with respect to the French, U.K. and U.S. tax groups at December 31, 2005.

Our management must make judgments when determining the realizability of deferred tax assets. The chief uncertainty is that we must estimate if, and to what extent, the tax group to which this deferred tax asset belongs will generate taxable income in the future. We make this assessment on the basis of the jurisdiction in question, the period during which the deferred tax asset may be recovered and the tax group’s earnings history. Where actual taxable income differs from these estimates or if these estimates change in future years, the deferred tax assets may need to be adjusted, which would have an impact on our Consolidated Financial Statements and on our results of operations.

Pension, Retirement and Other Post-employment Obligations

We have a large number of pension and retirement plans, including defined benefit pension plans. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Our principal commitments for pension and retirement plans principally relate to employees in the United States, the United Kingdom and France. Rhodia elected to apply the exemption in IFRS 1, First-Time Adoption of International

40 Form 20 - F 2005 - Rhodia

Back to Contents

Financial Reporting Standards, which allows for the immediate recognition of actuarial gains and losses relating to past-employment benefits in equity at the date of transition to IFRS (i.e. January 1, 2004). Rhodia’s accounting policy with regard to subsequent changes in actuarial gains and loss is to recognize them in the statement of recognized income and expense in shareholders’ equity. See Note 28 to the Consolidated Financial Statements. Actuarial valuations of these obligations are calculated each year by independent actuaries in most countries. These calculations are based on the probability that the employees will remain with us, on future salary increases, and on a retirement age of between 60 and 65, depending on local conditions and applicable legislation.

The discount rates used at December 31, 2005 were 4% (5% at December 31, 2004) for French plans, 5.5% at December 31, 2005 (5.75% at December 31, 2004) for U.S. plans and 4.9% at December 31, 2005 (5.8% at December 31, 2004) for UK plans. The expected long-term rates of return used for plan assets were 7.5% for U.S. plans and 8% for UK plans at December 31, 2005 and 2004.

Defined benefit plans in France are unfunded. The liabilities relating to these employees were calculated at December 31, 2005, taking into consideration applicable regulations and the agreements applicable to the chemical industry in France.

If actual results, in particular discount rates and/or rates of return on plan assets, were to differ from our estimates, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be favorably or unfavorably impacted.

Provisions for Environmental Liabilities

We recognize provisions for environmental risks when there is a legal or constructive obligation that is expected to result in an outflow of resources and can be reliably measured. We measure these provisions to the best of our knowledge of applicable regulations, the nature and extent of the pollution, clean-up techniques and other available information. The estimated future cash flows are discounted in order to take into account market assessments of the time value of money for each geographical area, where the effect is material, using risk and inflation-free interest rates. As of December 31, 2005, our accrued environmental provisions and our contingent environmental liabilities amounted to €232 million and €145 million, respectively. See Note 29 to the Consolidated Financial Statements.

We believe that environmental matters are difficult to assess for numerous reasons, including the discovery of new contamination, discovery of new information and scarcity of reliable information pertaining to certain sites, improvements in technology, changes in the scope, enforcement or interpretation of environmental laws and regulations, numerous possible remedial techniques and solutions, difficulty in assessing the involvement of and the financial capability of other potentially responsible parties and the extended time periods over which remediation occurs. Changes in estimates on which these accruals are based may result in higher or lower costs. Future events, such as changes in existing laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, could cause us to incur additional costs and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Consolidated Results of Operations for 2004 and 2005

As part of our strategy to refocus our business portfolio, we decided to dispose of a number of non-strategic or underperforming operations in 2005. As a consequence, the financial information relating to these operations was reclassified to discontinued operations in the 2004 and 2005 income statements. The net sales of each enterprise no longer include net sales of operations which have been sold or are in the process of being sold. The enterprises most impacted by disposals in 2005 were RPS, Coatis and Organics.

Form 20 - F 2005 - Rhodia 41

Back to Contents

The table below sets forth an analysis of our operating profit and loss for the years ended December 31, 2004 and 2005:

	2005	2004

	(in millions of euros)
Net sales	5,085	4,693
Other revenue	460	453
Cost of sales	(4,620)	(4,408)
Administrative and selling expenses	(574)	(513)
Research and development expenditure	(124)	(138)
Restructuring costs	(87)	(169)
Goodwill impairment		(60)
Other operating income/(expenses)	(43)	(46)
Operating profit/(loss)	97	(188)

Net sales

Our net sales totaled €5,085 million in 2005, up 8.4% compared with 2004, primarily due to the increase in the net sales of Coatis, Polyamide and, to a lesser extent, Silcea. The impact of currency fluctuations on net sales amounted to €135 million. These fluctuations were essentially due to the appreciation of the Brazilian real against the euro. The negative impact of changes in the scope of continuing operations amounted to €14 million.

The growth in our net sales in 2005 was driven essentially by price increases totaling €347 million and representing a 7.4% increase in net sales, excluding the negative impact of transactional currency fluctuations of €100 million. Demand levels remained generally favorable throughout 2005, except in the phosphorous derivatives and adipic acid markets.

The table below sets forth our estimates of the effects of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by enterprise for the years ended December 31, 2004 and 2005. See “Presentation of Financial and Other Information”.

	2005 net sales	Structure(2)	Exchange rate	Volume	Selling price	2004 net sales

	(in millions of euros, unaudited)
Novecare	935	(42)	2	(15)	62	928
Silcea	810	(15)	8	37	32	748
Coatis	582	26	28	13	33	482
Polyamide	1,749	16	95	(9)	89	1,558
Acetow	410	4	8	7	(4)	395
Eco services	209			2	6	201
Organics	349	3	1	(13)	21	337
RPS	172	(1)	1	(10)	6	176
Other(1)	(131)	(5)	(8)	12	2	(132)

Total	5,085	(14)	135	24	247	4,693

______________
(1)	Includes the sales of other activities, sales on behalf of non-Group companies and the elimination of inter-company sales.
(2)	Presents the impact of changes in scope of continuing operations not classified as discontinued operations and the reclassifications of inter-company activities.

42 Form 20 - F 2005 - Rhodia

Back to Contents

The following table shows the contribution by enterprise and geographical region to total net sales and other revenue in 2004 and 2005:

	2005	2004

Net contribution to Rhodia net sales by business (as %):
Novecare	19%	20%
Silcea	16%	16%
Coatis	11%	10%
Polyamide	35%	33%
Acetow	8%	8%
Eco Services	4%	5%
Organics	7%	7%
RPS	3%	4%
Other(1)	(3%)	(3%)

Total	100%	100%

______________
(1)	Includes the sales of other activities, sales on behalf of non-Group companies and the elimination of inter-company sales.

	2005	2004

France	18%	16%
Rest of Europe	33%	37%
North America	19%	18%
South America	12%	12%
Asia and other countries	18%	17%

Total	100%	100%

Net sales and other revenue by geographical area is calculated according to the customer’s geographical location.

Novecare

Novecare net sales rose slightly by 1% in 2005 to amount to €935 million. The change in the scope of continuing operations had a negative impact of €42 million, mainly due to disposed businesses not qualified as a discontinued operation. The impact of currency fluctuations represented €2 million.

The price increase strategy was sustained throughout the year, representing €62 million in net sales, and offset the rising raw material costs. Novecare benefited from the launch of new products. However, the hurricanes that devastated the U.S. in the second half of the year had a negative impact on the oil fields chemicals business. In addition, volumes declined in the phosphorus derivatives business. These factors had a negative impact of €15 million on volumes.

Silcea

Silcea net sales increased by 8% to €810 million, on the back of significant price and volume growth. Silicone sales volumes increased due to the marketing of products made available following the completion of a major project to boost production site capacity for an upstream intermediary (Silox) in France. Prices were raised across all businesses to offset the increase in raw material and energy costs and had a positive impact of €32 million. The changes in the scope of continuing operations had a negative impact of €15 million due to the sale of the sealant business. Currency fluctuations had a positive impact of €8 million on net sales.

Form 20 - F 2005 - Rhodia 43

Back to Contents

Coatis

Coatis net sales totaled €582 million in 2005, an increase of 21% compared with 2004. Changes in the scope of continuing activities had a positive impact of €26 million on net sales following the acquisition of Choralp operations on the Pont-de-Claix site. Currency fluctuations represented €28 million of net sales growth.

At a constant scope and exchange rate, the increase in net sales was driven by favorable pricing trends needed to offset increased raw material and energy costs, and improved year-end performance of the Pont-de-Claix plant. Price and volume increases on net sales growth amounted to €33 million and €13 million, respectively.

Polyamide

Polyamide net sales rose 12% to €1,749 million. Changes in the scope of continuing operations had an impact of €16 million and currency fluctuations had an impact of €95 million due, in particular, to the appreciation of the Brazilian real against the euro.

The increase in net sales at a constant scope and exchange rate was primarily due to price increases in the amount of €89 million. The campaign launched in the second half of 2004 to offset increased raw material costs was successfully maintained in 2005. Volume trends in engineering plastics and polyamide intermediates remained satisfactory. A flood at our Emmenbrücke (Switzerland) plant and the withdrawal from the bulk continuous filament carpets market following the closure of our Arras plant led to a decline in volumes of €9 million.

Acetow

Acetow net sales rose 4% to €410 million, mainly due to a currency translation difference of €8 million. Volumes had a 1.7% positive impact. Local currency selling prices increased, but did not offset the negative impact of currency fluctuations. In 2004, we benefited from a more favorable U.S dollar hedge on export sales than in 2005.

Eco Services

Eco Services net sales rose 4% to €209 million, as a result of price increases instituted to offset rising energy costs.

Organics

In 2005, Organics net sales increased by 4% to amount to €349 million. Changes in the scope of continuing operations and currency fluctuations contributed to net sales by €3 million and €1 million, respectively.

The impact of price increases, particularly for the diphenol product line, totaling €21 million substantially offset the negative impact of the €13 million decline in volumes following the enterprises’ decision to refocus on three main product lines.

Rhodia Pharma Solutions (RPS)

Net sales from the continued operations of Rhodia Pharma Solutions (pharmaceutical ingredients) fell slightly by 2% to €172 million. Lower volumes in the paracetamol (APAP) segment had a negative impact of €10 million. The price increases in the Company’s other product lines, amounting to €6 million, partly offset this volume impact.

44 Form 20 - F 2005 - Rhodia

Back to Contents

Operating expenses

The following table shows financial data relating to our operating expenses for 2004 and 2005:

	For the years ended

	2005	2004	% change

	(in millions of euros)
Cost of sales	(4,620)	(4,408)	4.8%
Administrative and selling expenses	(574)	(513)	12%
Research and development expenditure	(124)	(138)	(10)%
Restructuring costs	(87)	(169)	(49)%
Goodwill impairment		(60)
Other operating income/(expenses)	(43)	(46)	(6.5)%

Total	(5,448)	(5,334)	2%

Cost of sales

Cost of sales increased by €212 million from €4,408 million in 2004 to €4,620 million in 2005. This significant 5% cost increase reflects oil derivatives, particularly benzene, benzene derivatives and natural gas price trends.

Administrative and selling expenses

Administrative and selling expenses rose by €61 million compared with 2004 mainly due to the following factors:

•	the appreciation of the Brazilian real by 20% against the euro had an impact of €9 million.
•	the costs of implementing the global project to improve central information systems for €20 million. This project is a key factor in improving our performance and efficiency.
•	the payment by our captive insurance firm of €13 million in compensation for the flooding of the Swiss Emmenbrücke plant.
•	Sarbanes-Oxley project costs totaled €3 million.

Research and development expenditure

Research and development expenditure fell 10% due to measures to optimize R&D organization and efficiency.

Restructuring costs

Restructuring and reorganization measures continued in 2005, totaling €87 million, and mainly involved industrial streamlining programs and operating performance improvement plans. This should be compared with the €169 million cost incurred in 2004, the first year of our recovery plan initiated in October 2003.

The new measures in 2005 essentially correspond to the following:

In France:

•	closure of a textile production site in Arras at Polyamide;
•	“horizon” project in order to reorganize our industrial platform in Pont-de-Claix (Isère) at Coatis;
•	productivity measures on the Saint-Fons site (Rhône) at Silcea.

Form 20 - F 2005 - Rhodia 45

Back to Contents

Abroad:

•

closure of unprofitable production sites and productivity measures for site support functions on the Oldbury site (UK), the main production site for Performance products in the European Phosphorus and Derivatives segment at Novecare;

•	productivity measures within the marketing, commercial and industrial teams at Novecare.

In addition, changes in estimates for prior plans gave rise to an additional charge of €34 million in 2005.

Other operating income and expenses

Other operating income and expenses dropped by 6.5%, as a result of a decrease in environment-related expenses from €69 million in 2004 to €27 million in 2005 and declines in net gains on asset disposals of €40 million in 2005 compared with €10 million in 2004.

Operating profit/(loss)

Operating profit totaled €97 million in 2005, compared with a loss of €188 million in 2004, an increase of €285 million.

•

This improvement results mainly from the rise in selling prices which more than offset the increase in raw material and energy prices. The impact of the increase in selling prices was €232 million (net of the impact of exchange rate fluctuations), whereas, costs of goods sold primarily related to raw material and energy price increases rose by €210 million. In addition, the rise in sales volumes had a favorable impact of €22 million compared with the previous year. Finally, we pursued our fixed cost-cutting measures with total savings of €113 million in 2005. However, a percentage of these savings was offset by the impact of inflation on fixed costs for €59 million and the increase in project costs and other items for a total of €24 million.

•	The substantial decline in restructuring costs from €169 million in 2004 to €87 million in 2005 as discussed above in “—Restructuring costs”.
•

A decrease in depreciation and amortization charges from €498 million in 2004 to €368 million in 2005 (excluding impairment of assets relating to restructuring operations). This decrease was mainly due to the impairment in 2004 for €108 million, including €60 million in goodwill impairment (including €43 million for the Silicones enterprise and €17 million for RPS) and €48 million in impairment of property, plant and equipment relating to several enterprises. In 2005, no asset impairment losses existed.

•	A slight decline in other operating income and expenses from €46 million in 2004 to €43 million in 2005.

Novecare

Operating profit fell 27% to €53 million. This decline is despite price increases of €59 million in order to offset the €57 million rise in raw material costs, the decline reflected the lower volumes sold by phosphorous derivatives and the volume losses of oil field chemical products, mainly in the third quarter due to the hurricanes in the U.S. Novecare pursued fixed cost-cutting measures in 2005 compared with 2004; however, these savings were more than offset by the impact of inflation on fixed costs and the increase in other non-recurring items. The negative net impact on fixed costs totaled €2 million. The €8 million increase in restructuring costs compared with 2004 relating to the reorganization plans mainly concerning the restructuring of the management team and the improvement in the productivity of one production site.

46 Form 20 - F 2005 - Rhodia

Back to Contents

Silcea

Operating profit totaled €20 million in 2005, compared with a loss of €36 million in 2004, an increase of €56 million. This improvement results mainly from the rise in selling prices, which more than offset the increase in raw material and energy prices. The impact of the increase in selling prices on operating profit was €30 million (net of the impact of exchange rate fluctuations), whereas, raw material and energy prices rose by €15 million. In addition, the rise in sales volumes had a favorable impact of €9 million compared with the previous year. The sharp improvement of Silcea mainly results from a turnaround in the Silicones business. The completion of a major project to improve production site capacity for an upstream intermediary (Silox) in France and a satisfactory increase in prices also contributed to this operating turnaround. In addition, price increases pursued by the silica systems business partly offset the rising energy costs. Silcea pursued its fixed cost-cutting measures with total savings of €18 million in 2005 compared with 2004. In particular, the transfer of the upstream rare earths production to China resulted in a decline in the fixed costs of this activity. A significant decrease in depreciation and amortization charges from €99 million in 2004 to €63 million in 2005 (excluding impairment of assets relating to restructuring operations), was mainly due to impairment in 2004, including €43 million in goodwill impairment for the Silicones business.

Coatis

After a particularly strong year-end, Coatis broke even in terms of operating profit in 2005, compared with an operating loss in the amount of €25 million in 2004. This improvement results mainly from the rise in selling prices, which partially offset the increase in raw material and energy prices. The impact of the increase in selling prices on operating profit was €30 million (net of the impact of exchange rate fluctuations), whereas, raw material and energy prices rose by €33 million. The rise in sales volumes had a favorable impact of €23 million on 2005 compared with the previous year. The changes in the scope of continuing operations had a negative impact of €5 million, mainly due to the acquisition of the Choralp plant at Pont-de-Claix (France). This acquisition is a key to improving the competitiveness and ensuring the turnaround of the Pont-de-Claix plant as a whole. The first signs of improvement in reliability appeared in the third quarter and this was confirmed in the fourth quarter. Price increase initiatives were successful, particularly in the high-performance coatings business. There was a€9 million decline in restructuring costs from €15 million in 2004 to €6 million in 2005.

Polyamide

Operating profit totaled €132 million compared with €70 million in 2004, an increase of €62 million. This results mainly from the rise in selling prices, which more than offset the increase in raw material and energy prices. The impact of the increase in selling prices on operating profit was €85 million (net of the impact of exchange rate fluctuations), whereas, raw material and energy prices rose by €60 million. The demand for engineering plastics and polyamide intermediates was stable throughout the year. As the demand for polyamide 6.6 outweighed supply, strong pricing power was maintained and was largely sufficient to compensate for increases in raw material costs. In 2005, volumes were slightly down by €8 million. The impact of flooding at the Emmenbrücke plant, which was closed for most of the autumn, totaled €13 million. The adipic acid market encountered a difficult year due to the start-up of a new rival production unit in China. Finally, Polyamide pursued its fixed cost-cutting measures with net savings of €24 million in 2005 compared with 2004. Depreciation and amortization charges declined from €116 million in 2004 to €101 million in 2005 (excluding asset impairment relating to restructuring operations). The Brazilian real appreciated against the euro and had a €14 million positive impact on operating profit.

Form 20 - F 2005 – Rhodia 47

Back to Contents

Acetow

Operating profit totaled €65 million in 2005, compared with €74 million in 2004, a decrease of €9 million. The performance of Acetow slightly deteriorated during the year, despite an increase in volumes. The negative net impact on operating profit of the increase in local currency selling prices totaled €4 million due to the negative impact of exchange rate fluctuations. Local currency price increases were insufficient to offset the €17 million rise in raw material and energy prices. Finally, Acetow pursued its fixed cost-cutting measures with net savings of €5 million in 2005 compared with 2004.

Eco Services

Operating profit totaled €36 million in 2005, compared with €35 million in 2004, an increase of €1 million. Selling price increases offset rising natural gas prices, particularly due to the contractual indexing formulas set up with Eco Services’ main customers.

Organics

In 2005, Organics experienced a sharp turnaround in operating profit, from a loss of €50 million at the end of 2004 to an operating profit of €4 million in 2005, an increase of €54 million. A leader in the diphenol and perfumery and flavorings markets, Organics was able to pass price increases in its markets. These increases had a €20 million positive impact and substantially offset rising raw material and energy costs. In 2005, volumes were down compared with 2004 due to the refocusing of the enterprise’s businesses on a limited number of product lines. This had an unfavorable impact of €8 million. Organics continued to benefit from the fixed cost-cutting measures initiated in 2003 with net savings of €9 million in2005 compared with 2004. The following were also factors; the substantial €15 million decline in restructuring costs from €24 million in 2004 to €9 million in 2005; a significant decline in depreciation and amortization charges from €40 million in 2004 to €30 million in 2005 (excluding asset impairment relating to restructuring operations); and the sharp €23 million rise in other operating income and expenses due to the gain recognized in 2005 on the disposal of the Coolants activity in the UK.

Rhodia Pharma Solutions

RPS, after reclassification of the custom synthesis activity into discontinued operations, incurred an operating loss of €10 million in 2005. However, these losses were reduced considerably compared with operating losses of €87 million in 2004. There was a significant decrease in depreciation and amortization charges from €85 million in 2004 to €9 million in 2005 (excluding impairment of assets relating to restructuring operations). This decrease was mainly due to the non-recurring impairment in 2004, including €17 million in goodwill impairment and €41 million in impairment of property, plant and equipment relating to the Holmes Chapel site. Continuing operations are now focused on the production of pharmaceutical ingredients such as aspirin, paracetamol and other fine chemicals. The price increases instituted during the year offset rising raw material costs. The €8 million decline in volumes of paracetamol was offset by falling fixed costs reductions from the fixed cost-cutting measures initiated in 2004.

Net finance costs

Net finance costs totaled €369 million in 2005, compared with €334 million in 2004. These amounts take into account the reclassification as finance costs of the interest expense on retirement benefits and similar obligations, minus the expected return on plan assets for €33 million in 2005 and €36 million in 2004. This cost was previously recognized in operating expenses. The recognition in 2005 of the accretion of interest of €12 million related to the discounting of environmental provisions in 2005 mainly concerns long-term environmental provisions set aside at the end of 2004.

48 Form 20 - F 2005 - Rhodia

Back to Contents

The increase in finance costs in 2005 was mainly due to the rise in costs from €60 million to €79 million of our refinancing transactions, which break down as follows:

•	€39 million in respect of the premium paid for the early redemption of €128 million and $ 310 million of High Yield Notes;
•	€15 million in respect of the accelerated amortization of issuance costs related to the High Yield Notes that were redeemed early;
•

€17 million in respect of the accelerated amortization of the origination fees for the medium-term Refinancing Facilities Agreement (RFA), pursuant to the entering of a new syndicated credit facility on June 17, 2005;

•	€8 million in respect of the early redemption premium regarding the European Medium-Term Notes (EMTNs) maturing in 2006.

Foreign exchange gains or losses

A foreign exchange loss of €67 million was recognized in 2005, compared with a foreign exchange gain of €67 million in 2004. This loss stems mainly from the appreciation of the U.S. dollar against the euro at the end of 2005, resulting in unrealized losses on unhedged U.S. dollar-denominated debt.

Share of profit of associates

Rhodia’s share in the profit of associates in 2005 was zero, compared with a €3 million profit share in 2004.

Income tax expense

Income tax expense for 2005 totaled €49 million, compared with €102 million in 2004. In 2005, the income tax expense comprised a current tax expense of €23 million and a deferred tax expense of €26 million, mainly including a €24 million impairment loss for the deferred tax assets of the UK tax group existing at the beginning of the year due to new tax losses incurred during the year.

In 2004, the income tax expense took into account the probability of recovering the deferred tax assets of the UK tax group, resulting in the recognition of an impairment loss in the amount of €61 million.

Form 20 - F 2005 - Rhodia 49

Back to Contents

Profit/(loss) from discontinued operations

The table below sets forth our losses from discontinued operations for 2005 and 2004.

	2005	2004

	(in millions of euros)
Net sales	314	765
Other revenue	30	23
Restructuring costs	(8)	(35)
Goodwill impairment	(3)	(80)
Operating profit/(loss) before gains/(losses) on disposals	(169)	(201)
Gains/(losses) on disposals	(46)	216
Finance costs	(18)	(3)
Profit/(loss) from discontinued operations before tax	(233)	12
Share of profit/(losses) of associates	—	(68)
Tax effect of disposals	6	(22)

Profit/(loss) from discontinued operations	(227)	(78)

The principal activities classified under discontinued operations are described above in “—Certain Factors Affecting Our Financial Condition and Results of Operations - Changes in Scope of Consolidation”.

The classification under “Non-current assets held for sale” of groups of assets related to businesses in the process of being sold at December 31, 2005 resulted in the recognition of an impairment loss of €3 million for inventories in order to reduce their carrying amount to their fair value less costs to sell. This impairment was recorded under cost of sales, prior to being reclassified in profit or loss from discontinued operations.

At June 30, 2005, prior to being classified under “Non-current assets held for sale”, the property, plant and equipment and intangible assets of the development and custom synthesis business for the pharmaceuticals industry were tested for impairment, resulting in the recognition of impairment in the amount of €97 million to reduce the carrying amount of the assets to zero.

In 2004, an impairment loss in the amount of €75 million for the goodwill allocated to the Cash Generating Units (CGUs) of the development and custom synthesis business of Pharma Solutions and an impairment loss in the amount of €55 million for property, plant and equipment were recognized to take into consideration in the projected cash flows the inability to sign with certainty, and in a timely manner, a key contract for the development of the business and the downward revision of the growth and profitability assumptions to account for a slower than anticipated turnaround in the pharmaceuticals industry as a whole. Given the uncertainties surrounding the preparation of forecasts for developing businesses and in view of the sensitivity of such forecasts to changes in the assumptions used, the Group recognized an impairment loss for the full initial carrying amount of the goodwill arising from the acquisition of the ChiRex subsidiary.

Minority interests

Minority interests amounted to €1 million compared with €9 million in 2004.

Net loss attributable to the equity holders of Rhodia SA

The net loss attributable to equity holders of Rhodia SA amounted to €616 million, compared with a €641 million loss in 2004, including losses from continuing operations of €388 million compared with €554 million, in 2004, and loss from discontinued operations of €227 million compared with €78 million in 2004.

50 Form 20 - F 2005 - Rhodia

Back to Contents

Liquidity and Capital Resources

Rhodia debt refinancing

As a result of our refinancing and the new resources raised since the start of the year (capital increase of €604 million, syndicated credit facility for €300 million, High Yield Notes for a principal amount of €500 million and a new North American asset securitization agreement for €100 million), we believe that we can meet our liquidity requirements until the maturity of the syndicated credit facility in June 2008.

Nevertheless, we will continue to have substantial medium-term liquidity requirements that can only be met with external financing. Our syndicated credit facility will expire in June 2008, and High Yield Notes with a carrying value as of December 31, 2005 of €1,345 million will mature in June 2010.

Our capacity to repay and/or refinance our debts at maturity will depend on our ability to generate positive operating cash flows and on certain key external factors (the prices of raw materials and exchange and interest rates) that may significantly influence our financial and operating situation. See Note 26 to the Consolidated Financial Statements.

Capital increase

In December 2005, we issued 549,134,383 new shares with preferential subscription rights for a gross amount of €604 million. The preferential subscription rights enabled Rhodia shareholders to subscribe to seven new shares for eight existing shares at a price of €1.10 per share.

Revolving credit facility

On June 17, 2005, we entered into a new syndicated credit facility with a limited number of lending banks for €300 million (“Multicurrency Revolving Credit and Guaranty Facility” or “RCF”) maturing on June 30, 2008. This new syndicated credit facility replaces the RFA (“Refinancing Facilities Agreement” or “RFA”). The interest rate applied to the borrowed sums corresponds to the bank discount rate according to the currency of the borrowing plus the applicable margin. The applicable margin decreases progressively based on an improvement in the net consolidated indebtedness/adjusted EBITDA ratio. In addition, we pay a commitment commission corresponding to 45% of the applicable margin. The syndicated credit facility has been established for the benefit of Rhodia and certain of its subsidiaries, including Rhodia Inc., and is guaranteed by Rhodia. It is usable in the form of bank loans and/or guarantees.

Rhodia and Rhodia Inc. granted security interests in connection with the implementation of the RCF. Under the terms of an agreement concluded between the lending banks and other secured creditors, the lending banks of the RCF and the other banks share the proceeds from the call of any security. This agreement governs the relationship between the secured creditors concerning the process of settling collateral security and the resulting sharing of the proceeds.

Under the terms of a subordination agreement, we agreed to subordinate the repayment of certain debts of our subsidiaries to the repayment of the secured creditors. We will continue to repay subsidiaries’ debts according to their due dates as long as there is no default in relation to our financial covenants.

The RCF contains clauses that require us to comply with certain financial ratios, early repayment clauses and mandatory repayment clauses. These obligations are described in Note 26.1 to the Consolidated Financial Statements. At and prior to December 31, 2005, we have complied with all applicable financial covenants.

Form 20 - F 2005 - Rhodia 51

Back to Contents

High yield notes

In order to extend the average maturity of our debt, on February 14, 2005, we carried out a private placement of High Yield Notes to institutional investors. This issue of €500 million in Notes issued at 103.5% of the face value increased the tranche of €200 million in senior Notes issued on May 28, 2003 at a rate of 8% and with a maturity date of June 1, 2010, thus raising it to a total of €700 million.

Total proceeds received net of professional fees and expenses totaled around €503 million.

Finance leases

On February 18, 2005, Rhodia Inc. made certain finance lease prepayments for a total amount of approximately €108 million.

European medium-term notes (EMTN) program

On the maturity date, we redeemed the balance of the notes issued as part of the EMTN program earning interest at the rate of 6.25%, maturing in May 2005 in the principal amount of €49 million. On March 18, 2005, we closed the early redemption of Notes issued in connection with the EMTN program bearing interest at the rate of 6% and maturing in March 2006 in the principal amount of €300 million. At the end of the offer, the principal amount of the Notes we redeemed totaled approximately €246 million and the principal amount of the Notes remaining in circulation totaled approximately €54 million. The early redemption premium totaled approximately €8 million.

Asset securitization programs

We arranged two securitization programs in 2005. The pan-European securitization program signed with Calyon in December 2004 and in place since January 2005 replaced the former securitization programs in Europe. The financing available under this securitization program amounted to €242 million and £22 million. In November 2005, a North American securitization program in the amount of $100 million was signed and set up with HSBC to replace the existing program that matured in January 2006.

At December 31, 2005, the amount of uncollected trade receivables sold by Group companies as part of the securitization programs and assignment of trade receivables agreements totaled approximately €443 million, for which we received a net cash collection of approximately €328 million. The difference, which corresponds to over-collateralization, was recognized in Trade and other receivables in the balance sheet.

Uncommitted credit facilities

We and certain subsidiaries, including unconsolidated subsidiaries, have entered into a number of uncommitted facilities, overdraft authorizations and letters of credit with various financial institutions. The majority of these facilities exist to finance working capital needs and for general corporate purposes. These facilities do not typically have a specified maturity and the lenders may generally cancel these facilities with relatively short notice.

The uncommitted credit facilities and overdraft authorizations of consolidated subsidiaries totaled €105 million at December 31, 2005.

Guarantees

We have entered into guarantees for certain consolidated and unconsolidated subsidiaries. At December 31, 2005, guarantees for our unconsolidated subsidiaries totaled €12 million.

52 Form 20 - F 2005 - Rhodia

Back to Contents

Commercial paper

At December 31, 2005, our outstanding commercial paper amounted to €7 million.

Consolidated Statement of Cash Flows

The table below sets forth our consolidated cash flows for 2005 compared with 2004.

	2005	2004

	(in millions of euros)
Net cash from operating activities	€138	€7
Net cash (used by)/from investing activities	(211)	297
Net cash (used by)/from financing activities	343	(486)
Effect of foreign exchange rate changes	38	(4)

Net increase/(decrease) in cash and cash equivalents	308	(186)

Net cash from operating activities

Net cash from operating activities totaled €138 million for 2005, compared with €7 million in the previous year. This increase was due to the €105 million improvement in net cash from operating activities before changes in working capital from €105 million in 2004 to €210 million in 2005, and the reduction of change in working capital (defined as movements in trade and other receivables, plus movements in inventories, minus movements in trade and other payables, plus movements in other current assets/current liabilities) from €98 million in 2004 to €72 million in 2005.

Net cash (used by)/from investing activities

Investment activities resulted in a use of cash of €211 million compared to an inflow of €297 million in 2004. This €508 million swing arose from:

•

an increase in property, plant and equipment investment of €33 million and other non-current assets in the amount of €5 million (particularly investments to resolve operational difficulties such as those of Coatis with the acquisition of Chloralp);

•

a decrease in asset disposals of €601 million in 2005, compared with €652 million in 2004. The refocusing of our business portfolio announced in October 2003 that generated significant asset disposals in 2004 was completed in that year;

•	a decrease of €131 million in short-term loans and investments. A total amount of €107 million was loaned or invested in 2004, whereas an amount of €24 million was repaid in 2005.

Net cash (used by)/from financing activities

Net cash generated by financing activities amounted to €343 million in 2005, whereas net cash in the amount of €486 million was used by financing activities in 2004.

This increase in financing resources stems, in particular, from:

•

an increase in funds raised by capital increases. The capital increase on December 20, 2005 for a net amount of €576 million exceeded by €129 million the net funds raised on May 7, 2004 of €447 million;

•

greater current financing resources. Current borrowings repaid in 2005 only amounted to €176 million in 2005, compared with €926 million in 2004, reflecting the €750 million decrease in the repayment of current borrowings.

Form 20 - F 2005 - Rhodia 53

Back to Contents

Consolidated Balance Sheet

Working capital

Operating working capital (defined as trade accounts recievable plus inventories less trade accounts payable) totaled €670 million as of December 31, 2005, compared with €720 million as of December 31, 2004. The operating working capital over net sales ratio was 10.8% at the end of 2005, compared with 12.5% at the end of December 2004, as a result of the measures implemented to optimize working capital.

Consolidated net debt

At December 31, 2005, non-current borrowings totaled €1,975 million and current borrowings totaled €1,039 million. Consolidated net debt (defined as non-current and current borrowings less cash and cash equivalents and other current financial assets) totaled €2,089 million at December 31, 2005, compared with €2,354 million at December 31, 2004, a decrease of €265 million. The decrease in consolidated net debt was essentially due to the capital increase carried out on December 20, 2005 in the net amount of €576 million. The net cash from operating activities in the amount of €138 million, including €106 million in restructuring costs, did not cover the acquisition of property, plant and equipment and other non-current assets.

Retirement benefits and similar obligations

Our obligations were measured as of December 31, 2005 in accordance with amended IAS 19 Employee Benefits. Retirement obligations include retirement and other post-employment benefits, including termination benefits. Other benefits granted to employees are mainly comprised of bonuses related to employee seniority in France, the U.S. and the UK. Non-current obligations recognized in liabilities totaled €1,269 million at December 31, 2005, compared with €1,038 million at December 31, 2004. A detailed description of the analysis of retirement benefits and similar obligations is presented in Note 28 to the Consolidated Financial Statements.

Provisions

Provisions classified as non-current liabilities totaled €297 million at December 31, 2005, compared with €216 million at December 31, 2004.

These provisions break down by type as follows:

•	restructuring provisions, covering employee expenses and site closure costs;
•	environmental provisions. We periodically assess our environmental liabilities and future possible remediation measures. The provision is calculated based on future discounted cash flows;
•	other provisions.

Restructuring provisions are analyzed in detail in Note 29.3 to the Consolidated Financial Statements and environmental provisions in Note 29.4 to the Consolidated Financial Statements.

Other non-current liabilities

Other non-current liabilities totaled €46 million at December 31, 2005, compared with €51 million at December 31, 2004.

54 Form 20 - F 2005 - Rhodia

Back to Contents

Shareholders’ equity

Shareholders’ equity was negative in the amount of €666 million at December 31, 2005, compared with a negative amount of €521 million at December 31, 2004. On November 21, 2005, a new issue of capital with preferential subscription rights was launched generating gross proceeds of €604 million. This new capital increase resulted in the issuance of 549,134,383 new shares based on a ratio of seven new shares for eight existing shares. The new shares were issued at a unit price of €1.10, generating additional paid-in capital of €55 million (before deduction of related issuance costs). At December 31, 2005, following this capital increase, share capital comprised 1,176,716,541 shares.

Commitments

The table sets forth the maturity schedule for our borrowings as of December 31, 2005. See Note 26 to the Consolidated Financial Statements.

As of December 31, 2005	Total	2006	2007	2008	2009	2010	After 2010	Maturity

	(in millions of euros)
2001 EMTN	54	54						Mar., 2006
2003 USD Senior Notes	166					166		June, 2010
2003 EUR Senior Notes	702					702		June, 2010
2004 USD Senior Notes	531	193				338		June, 2010
2004 EUR Senior Notes	175	63				112		June, 2010
2003 USD Senior Subordinated Notes	321	71					250	June, 2011
2003 EUR Senior Subordinated Notes	298	65					233	June, 2011
Other Notes	25	25						Mar., 2006
Early redemption penalties	39	39						Jan., 2006
Bilateral credit facilities	179	152	19	5	1	1	1	2006-2016
Commercial paper	7	7						1-3 months
Assignment of receivables	328	315	6	7				2006-2008
Finance lease debts	129	16	18	8	64	4	19	2006-2016
Other debts	37	16	2	1	1	2	15	2006-2015
Accrued interest payable	23	23

Total	3,014	1,039	45	21	66	1,325	518

We recorded cash and cash equivalents of €920 million as of December 31, 2005, compared with €612 million as of December 31, 2004. We also recorded other current financial assets in the amount of €5 million as of December 31, 2005. In addition, we had unused committed credit facilities of €251 million. Our liquidity resources totaled €1,176 million as of December 31, 2005, compared with €1,080 million as of December 31, 2004.

Form 20 - F 2005 - Rhodia 55

Back to Contents

The table below sets forth the maturity schedule for our other obligations and long-term liabilities as of December 31, 2005.

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations (exclusive of capital lease obligations)(1)(2)	2,885	1,023	40	1,323	499
Capital lease obligations(1)(2)	129	16	26	68	19
Operating lease obligations(1)	148	24	40	36	48
Purchase obligations(3):
Raw materials and services	1,996	889	730	202	175
Energy (electricity, gas, steam)	880	327	358	77	73

Total purchase obligations	2,876	1,261	1,088	279	248

Other long-term liabilities(1)(2):
Pension and retirement	1,350	81	82	83	1,104
Environmental	232	44	60	43	85
Restructuring	109	87	12	3	7
Other provisions	206	73	39	11	83
Deferred income taxes	65	31	19	13	2

Total other long-term liabilities	1,962	316	212	153	1,281

Total contractual obligations	8,000	2,640	1,406	1,859	2,095

______________
(1)	Includes the current portion of these liabilities.
(2)	Included on Rhodia’s Consolidated Balance Sheet.
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

Off-Balance Sheet Commitments

With respect to certain asset disposals, we have undertaken to indemnify the buyers, sometimes for significant maximum amounts, insofar as such assets would cause damage to the environment. Similar warranties have been granted, particularly with regard to accounting, tax and employee-related matters. Even though the warranties have a limited term, their deductible or maximum amount, according to the business segment in which we operate, is not limited. Note 31 to the Consolidated Financial Statements specifies certain types of off-balance sheet commitments.

Recent Developments

Carbon Emissions Receipts. On March 1, 2006, we announced that the Rhodia Energy Services enterprise would implement the first initiatives to optimize the value of the Carbon Emissions Receipts (CERs) generated from projects to reduce greenhouse gas emissions at plants in South Korea and Brazil, launched under the Kyoto Protocol’s Clean Development Mechanism (CDM). Rhodia Energy Services has established the first stage of a hedging strategy involving the forward sale of 8 million tons of CERs, of which 6.5 million will be sold at a price of €15/tonne to be spread equally over 2007 and 2008. Rhodia Energy Services has also signed an agreement to create an equally owned joint venture with Société Générale Energie, a wholly owned subsidiary of Société Générale. The two partners will transfer all their emissions credits activities to the new company, which, in particular, will sell the credits generated by Rhodia’s projects in South Korea and Brazil. Société Générale Energie will provide its expertise and infrastructure to the new company. Rhodia Energy Services has also formed a technical partnership with IXIS Environment & Infrastructures, a wholly owned subsidiary of IXIS Corporate & Investment Bank. The goal is to leverage the partners’ expertise to help manufacturers develop projects that generate emissions credits, as provided for in the Kyoto Protocol’s flexibility mechanisms.

56 Form 20 - F 2005 - Rhodia

Back to Contents

Disposal of latex business. On January 31, 2006, we finalized the disposal of our latex business to the U.S. group Hexion Specialty Chemicals. The assets and liabilities allocated to these businesses were reclassified under “Assets and liabilities classified as held for sale” in the balance sheet at December 31 and measured at the lower of net carrying value or fair value less costs to sell. The completion of this sale should therefore not have any impact on our 2006 income statement.

Redemption of High Yield Notes. On January 26, 2006, we completed the early redemption of a portion of our High Yield Notes as follows:

•	the maximum authorized nominal amount, i.e., 35% of the nominal amount of our euro-denominated Senior 10.50% Notes and our dollar-denominated Senior 10.25% Notes, both maturing in 2010;
•	21.6% of the nominal value of the euro-denominated Senior Subordinated 9.25% Notes and our dollar-denominated Senior Subordinated 8.875% Notes, both maturing in 2011.

This transaction will enable us to reduce our debt-related interest expense by approximately €38 million per year in 2006.

Disposal of pharmaceutical custom synthesis business. On March 31, 2006 we announced that we had completed the sale of this pharmaceutical custom synthesis business to Shasun Chemicals & Drugs Ltd.

Outlook

This section contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could materially differ from those discussed in these forward-looking statements. Please refer to the sections “Cautionary Note About Forward-Looking Statements” and “Risk Factors.”

Market conditions remained satisfactory at the beginning of 2006, in an environment still shaped by volatile raw material and energy costs. Over the year, we will continue to implement our proactive strategy of raising prices and pursue our reorganization and restructuring programs, in line with our fixed cost reduction objectives.

Net Income and Shareholders’ Equity under U.S. GAAP

The following tables reconcile the differences between IFRS and U.S. GAAP for net loss for the two years ended December 31, 2005 and 2004 and shareholders’ equity at December 31, 2005 and 2004. See also Note 39 to the Consolidated Financial Statements.

Form 20 - F 2005 - Rhodia 57

Back to Contents

Net loss:

A reconciliation of the net loss between IFRS and U.S. GAAP for the years ended December 31, 2005 and 2004 follows:

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Net loss – IFRS	(615)	(632)

Minority interests	(1)	(9)

Net loss – IFRS – Attributable to equity holders of Rhodia SA	(616)	(641)

Pension and retirement plan differences:
Unrecognized actuarial losses and past service costs – principally resulting from immediately recognizing these losses for IFRS and amortizing these losses for U.S. GAAP	(15)	(36)
Curtailment (gains)/losses – differences in the calculation of curtailment (gains)/losses between IFRS and US GAAP	(12)	(42)
Goodwill and other intangible assets – differences in impairments and the carrying values of businesses sold – principally due to recording an impairment loss of the goodwill relating to the Pharma Solutions enterprise in 2004 for IFRS and in 2005 for U.S. GAAP	(48)	30
Capitalized development costs – development costs are not capitalized for U.S.GAAP	(7)	(8)
Tangible assets:
Components and spare parts depreciation	(17)	(1)
Impairments – principally due to recording a tangible asset impairment relating to the Pharma Solutions enterprise in 2004 for U.S. GAAP and in 2005 for IFRS	35	(31)
Environmental and other provisions – differences between discounted and undiscounted provisions – discounting of provisions of U.S. GAAP is generally not done; whereas for IFRS discounting is required if significant	31	(82)
Exit and disposal activities – lease termination and other provisions – lease termination provisions are recorded for IFRS on the commitment date; whereas for U.S. GAAP, they are recorded at the cease use date	8	13
Sale/leaseback transaction – the gain on sale/leaseback transactions that are accounted for as operating leases are immediately recognized for IFRS and must be amortized over the lease term for U.S. GAAP	3	(24)
Environmental indemnification agreement	—	(19)
Other	(6)	(5)
Income taxes	(1)	81

Net loss – U.S. GAAP	(645)	(765)

58 Form 20 - F 2005 - Rhodia

Back to Contents

Shareholders’ equity:

A reconciliation of shareholders’ equity between IFRS and U.S .GAAP at December 31, 2005 and 2004 follows:

	At December 31,

	2005	2004

	(In millions of euros)
Shareholders’ equity – IFRS	(666)	(521)

Minority interests	(26)	(25)

Shareholders’ equity – IFRS – Attributable to equity holders of Rhodia SA	(692)	(546)

Pension and retirement plan differences:
Unrecognized actuarial losses and past service costs – principally resulting from immediately recognizing these losses for IFRS and amortizing these losses for U.S. GAAP	814	576
Minimum liability adjustments – recognizing the minimum liability for U.S. GAAP when the plan assets are less than the accumulated benefit obligation	(692)	(523)
Goodwill and other intangible assets – differences in amortization, impairments and the carrying values of businesses sold – principally due to recording an impairment loss of the goodwill relating to the Pharma Solutions enterprise in 2004 for IFRS and in 2005 for U.S. GAAP	(22)	24
Capitalized development costs – development costs are not capitalized for U.S. GAAP	(30)	(23)
Tangible assets:
Components and spare parts depreciation	—	17
Impairments – principally due to recording a tangible asset impairment relating to the Pharma Solutions enterprise in 2004 for U.S. GAAP and in 2005 for IFRS	5	(29)
Environmental and other provisions – differences between discounted and undiscounted provisions – discounting of provisions of U.S. GAAP is generally not done; whereas for IFRS discounting is required if significant	(70)	(90)
Exit and disposal activities – lease termination and other provisions – lease termination provisions are recorded for IFRS on the commitment date; whereas for U.S. GAAP, they are recorded at the cease use date	21	13
Sale/leaseback transaction – the gain on sale/leaseback transactions that are accounted for as operating leases are immediately recognized for IFRS and must be amortized over the lease term for U.S. GAAP	(21)	(24)
Other	4	13
Income taxes	9	14

Shareholders’ equity – U.S. GAAP	(674)	(578)

Form 20 - F 2005 - Rhodia 59

Back to Contents

Item 6. Directors, Senior Management and Employees

Board of Directors, Chairman and Chief Executive Officer

In accordance with French law governing a société anonyme, our Company is managed by our Board of Directors, our Chairman and our Chief Executive Officer, who has full executive authority to manage the activities of our Company.

At the Board meeting held on October 3, 2003, our Board decided in principle to separate the functions of Chairman and Chief Executive Officer, as permitted by the French Company Law No. 2001-420 dated May 15, 2001. Subsequent to the Extraordinary General Meeting of Shareholders of March 31, 2004, our Board of Directors appointed Mr. Yves René Nanot to the position of Chairman and Mr. Jean-Pierre Clamadieu, who is also a Director, to the position of Chief Executive Officer.

Board of Directors

Pursuant to French law and our by-laws (statuts), our Board of Directors must consist of at least three but no more than 18 Directors (except following a merger or in other excepted circumstances provided by French law). As of December 31, 2005, our Board of Directors consisted of 11 members. Our Board of Directors met 11 times in 2005 (with an average attendance rate of 88.42%).

Directors

The table below sets forth, as of the date hereof, the names and ages of our Directors, their current positions with us, the date of their initial appointment as Directors, the expiration dates of their current terms and their current principal occupation or employment. At the shareholders’ meeting of June 23, 2005, the general assembly voted to reduce the term of our Directors from six to four years, with retroactive effect, as recommended in the Bouton Report.

Name (Age)	Current position with Rhodia	Initially appointed	Term* expires	Present principal occupation or employment

Yves René Nanot (69)	Director, Chairman of the Board	2002	2008	Chairman of the Board and Chief Executive Officer of Ciments Français
Jean-Pierre Clamadieu (47)	Director, Chief Executive Officer	2003	2009	Chief Executive Officer of Rhodia
Aldo Cardoso (49)	Director	2004(1)	2009	Director of Orange, Gaz de France, Imerys and Accor
Pascal Colombani (60)	Director	2005(2)	2009	Associate Director at A.T. Kearney
Jérôme Contamine (48)	Director	2004	2008	Senior Executive Vice President of Veolia Environment
Michel de Fabiani (60)	Director	2003	2008	Director of BP France, the Institut Français du Pétrole and Member of the Supervisory Board of Vallourec
Jacques Kheliff(3) (52)	Director	2005(2)	2009	Vice President of Sustainable Development at Rhodia
Olivier Legrain (53)	Director	2005(2)	2009	Chief Executive Officer of Materis
Pierre Lévi (51)	Director	1999	2009	Chairman and Chief Executive Officer of Faurecia S.A.
Francis Mer (66)	Director	2004(1)	2009	Former French Minister of Economy, Finance and Industry, Director of Alstom, Adecco (Switzerland) and Inco (Canada)
Hubertus Sulkowski (63)	Director	1999	2008	Partner at Shearman & Sterling LLP

______________
(1)	Appointment as Director was ratified and mandate renewed at the shareholders’ meeting of June 23, 2005.
(2)	Appointed as Director at the shareholders’ meeting of June 23, 2005.
(3)

Mr. Kheliff was voluntarily appointed Director at the shareholders’ meeting of June 23, 2005 after the expiry of the term of the former Director representative of employee shareholders, Walter Cirillo. The shares held by employee shareholders represents less than 3% of our capital, which under our by-laws leads to the expiry of the term of the representative of employee shareholders.

60 Form 20 - F 2005 - Rhodia

Back to Contents

Biographies

Yves René Nanot has been Chairman of our Board of Directors since March 31, 2004. He was Vice President of our Board from October 3, 2003 to March 30, 2004. He has been a Director of our Board since his appointment in October 2002. He is also Chairman of the Board and Chief Executive Officer of Ciments Français and a Director of Imerys, Provimi and Italcementi (in Italy), as well as Ciments Français’ foreign subsidiaries in the United States, Morocco, India, Thailand, Turkey and Egypt. He was appointed Chairman and Chief Executive Officer of Total France, then President of Total Refining and Marketing and member of the Total Group Executive Committee. He joined the Total Group in 1983 and was Chairman of Hutchinson S.A. from 1983 to 1989. He began his career with Dupont de Nemours in the United States and held various positions with the Company in France and Europe between 1962 and 1983. Mr. Nanot is a graduate of the Arts et Métiers school of engineering (Paris) and has a MBA and PhD from the University of California at Los Angeles (UCLA).

Jean-Pierre Clamadieu has been our Chief Executive Officer since October 2003. From October 2003 until March 31, 2004, he also served as Interim Chairman of our Board of Directors. Prior to holding his current position, he served as President of the Pharmacy & Agrochemicals Division from April 2003 until October 2003, and he was President of the Fine Organics Division from January 2002 through April 2003. In 2001, he served as Senior Vice President for Corporate Purchasing, and between 1999 and 2000, he was President of Rhodia Eco Services. From 1996 through 1999, he served as President of the Chemical Sector in the Latin American Zone for our Company and as Manager of the Automotive Pollution Control Project in the Chemical Sector of Rhône-Poulenc. He joined Rhône-Poulenc in 1993 to develop new activities in the area of automobile pollution control. Prior to joining Rhône-Poulenc, he was technical advisor to Labor Minister Martine Aubry between 1991 and 1993. Mr. Clamadieu began his professional career in 1984 with various positions in French government agencies such as the regional industry and research office (DRIR) and the regional land-use planning department (DATAR). He holds an engineering degree from the École des mines (Paris, France).

Aldo Cardoso has been a Director of our Board since July 28, 2004, and currently serves as Chairman of our Audit Committee and member of our Compensation and Selection Committee. He is currently a Director of Orange, Gaz de France, Imerys and Accor. From 2002 to 2003, he served as acting CEO of Andersen Worldwide. He was Managing Partner for France until 2002. He was Chairman of the Supervisory Board of Andersen Worldwide from 2000 to 2001. He began his career as a consultant auditor in the Andersen Group in 1979, was named Partner in 1989 and was Director of the Audit Department, France in 1993, prior to taking responsibility for the European Audit Department and Financial Consultancy in 1988. Mr. Cardoso is a graduate of École supérieure de commerce de Paris.

Pascal Colombani was appointed Director at the shareholders’ meeting of June 23, 2005 and currently serves as member of our Strategic Committee. Mr. Colombani is Associate Director at A.T. Kearney and currently serves on the Board of Directors of Institut Français du Pétrole (IFP), Alstom and British Energy. He was Chairman of AREVA’s Supervisory Board until 2003. From 1999 to December 2002 he was Chairman and CEO of France’s Atomic Energy Commission (CEA). From 1998 to 1999, he was Director of technology at the French Ministry of Education, research and technology, before which he spent nearly 20 years at Schlumberger in various positions in Europe and the United States, and becoming President of the Company’s subsidiary in Tokyo. He began his career at France’s CNRS Nuclear Physics Institute. Mr. Colombani graduated from École Normale Supérieure in France, Physics habilitation (aggrégation) (1969) and holds a doctorate in physics (1974).

Jérôme Contamine has been a Director on our Board since March 2004 and currently serves as a member of our Audit Committee. He is Senior Executive Vice President of Veolia Environment with responsibility for all cross-functional activities since 2003. In 2000, he was named Senior Vice President Europe/Central Asia of the Exploration-Production Division of TotalFinaElf. In the same year, he joined Vivendi Environment as Executive Vice President, Finance, and Director of the Management Board. He became President and CEO of Elf Norway in 1995, after being named Deputy to the Senior Vice President Europe/United States of Elf Exploration-Production in 1994. In 1988, he joined the Elf Aquitaine Group, where he served in several posts in the Finance Department. He began his career as a public auditor in the French Government Accounting Office, where he worked from 1984 until 1988. Mr. Contamine is a graduate of the École polytechnique (1979) and the École nationale d’administration (1984).

Form 20 - F 2005 - Rhodia 61

Back to Contents

Michel de Fabiani was named a Director of our Board in April 2003 and currently serves as Chairman of the Compensation and Selection Committee and as a member of the Audit Committee. Mr. de Fabiani also serves as a Director of BP France, the French Petroleum Institute and serves as a Member of the Supervisory Board of Vallourec. Through 2004, he was Chairman and Chief Executive Officer of BP France and Regional President of Europe BP Group. Mr. de Fabiani also previously served as Chief Executive Officer of BP Oil Europe.

Jacques Kheliff was appointed Director at the shareholders’ meeting of June 23, 2005 due to his ability to represent employee shareholders. Since October 2003, he has been our Vice President for Sustainable Development, after having joined us in November 2002 as Assistant and Special Advisor to the President for Sustainable Development. Mr. Kheliff was General Secretary of the CFDT Federation of Chemical and Energy Industry Workers from 1997 to 2002, after having risen to the position of General Secretary of the Unified Federation of Chemical Industry Workers in 1984. At the same time, he became a member of the CFDT trade union’s national bureau. He was also Vice President of the European Mine, Chemical and Energy Workers Federation (EMCEF). He started his career with Rhône-Poulenc at the Chalampé factory in 1972, where he was involved in CFDT trade union activities.

Olivier Legrain was appointed Director at the shareholders’ meeting of June 23, 2005 and currently serves as a member of our Compensation and Selection Committee. Since 2001, he is Chairman and CEO of Materis, which was created out of Lafarge’s specialty materials business. He joined Lafarge in 1994, where he served as Group Chief Operating Officer, and afterwards managed the specialty materials business in 1995 and strategy materials in 1997. Prior, he had held a number of senior executive positions in different Rhône-Poulenc divisions. He joined Rhône-Poulenc in 1986 as Chief Operating Officer of the Basic Chemicals Division. Mr. Legrain is a graduate of École civil des Mines.

Pierre Lévi has been a Director of our Board since October 1999 and also currently serves on the Strategic Committee. He is also Chairman and Chief Executive Officer of Faurecia S.A. and President of Faurecia Automotive Holdings. He also serves as President of the Management Board of Faurecia Investissements in France and Director at Faurecia Exhaust Systems, Inc. in the United States. Prior to 1999, he had executive roles at Rhodia, Rhône-Poulenc and Carnaud Metalbox. He graduated in engineering from École des Mines and holds an MBA from Wharton.

Francis Mer has been a Director of our Board since May 13, 2004 and currently serves as the Chairman of our Strategic Committee. He is also a Director of Alstom, Adecco (Switzerland) and Inco (Canada) and since June 1988, has been Chairman of the French Steel Federation (Fédération française de l’acier). Mr. Mer served as Minister of Economy, Finance and Industry in the French Government from May 7, 2002 to March 30, 2004. He was Chairman of Usinor Sacilor, which was privatized in 1995 before sponsoring the creation of the Arcelor Group in 2001. In September 1986, he had been appointed Chairman of the new entity created from the merger of Usinor and Sacilor. In July 1982, he became Chairman and Managing Director of Pont-à-Mousson S.A. and Director of the Saint-Gobain Group’s Pipelines and Mechanical Engineering Division. In September 1978, he was appointed Deputy Managing Director of the Saint-Gobain Group, in charge of industrial policy. He acted as managing Director of Saint-Gobain Industries (1974-1978), prior to which he was planning Director at Saint-Gobain Pont-à-Mousson (1973). He joined the Saint-Gobain Pont-à-Mousson Group in October 1970 in the Corporate Strategy Department. Mr. Mer is a graduate of École polytechnique and holds a degree in engineering from the Écoles des mines.

Hubertus Sulkowski has been a Director of our Board since October 1999. He is a senior partner at the Paris office of Shearman & Sterling LLP.

Board Practices

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

62 Form 20 - F 2005 - Rhodia

Back to Contents

Our by-laws provide that each Director is elected for a term of four years, which may be renewed. At a shareholders’ meeting of June 23, 2005, the Directors’ term was reduced from six to four years, with retroactive effect. For this reason, the mandates of current Directors were immediately reduced by two years. Pursuant to our by-laws, each of our Directors must hold at least 100 of our shares. Under French law, a Director may be an individual or a legal entity, but the Chairman and/or the Chief Executive Officer must be an individual.

In accordance with French law, our Directors are elected by the shareholders at an ordinary general meeting and serve until their respective terms expire or until they resign, die or are removed, with or without cause, by the shareholders. None of our shareholders has the exclusive right to appoint a Director to the Board. As provided for in our by-laws, the Board of Directors, subject to ratification at the next ordinary shareholders’ meeting, may under certain conditions fill vacancies on the Board of Directors.

Our by-laws grant the Board of Directors all of the powers conferred upon it by law, specifically:

•	to determine the direction of our Company’s activities and oversee its implementation;
•

to consider any issue related to the functioning of the Company and make decisions regarding these issues at its meetings, within the limits of the powers specifically granted to the shareholders and the corporate objectives;

•

to engage in controls and verifications it deems appropriate—the Chairman or the Chief Executive Officer must communicate to each Director all documents and information necessary for the fulfilment of their mission together with any other documents a Director may deem appropriate;

•	to create committees to examine issues as defined by the Board of Directors or its Chairman as well as to determine the composition and the mission of such committees under the Board’s authority; and
•	to grant to one of its members or a third party special mandates with one or more objectives, with or without the right to delegate in part or in full.

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

French law strictly prohibits loans by the Company to a Director. Moreover, a company may not provide overdrafts for Directors or guarantee any Director’s obligations. This prohibition also applies to Chief Executive Officers (directeurs généraux) and Designated Executive Officers having the authority to represent the Company (directeurs généraux délégués), permanent representatives of companies on the Board of Directors, spouses and heirs of such persons and other intermediaries.

French law requires the Chairman of the Board, the Chief Executive Officer, any Designated Executive Officers, any Directors and any holders of more than 10% of our voting rights (or in the case of a shareholder which is a company, the Company controlling it), that are considering entering into an agreement or arrangement which is not prohibited as set forth above with the Company, either directly or indirectly, personally or through an intermediary, to inform the Company’s Board of Directors before the transaction is consummated. The Chairman of the Board of Directors will inform the Company’s auditors in turn. French law requires such an

Form 20 - F 2005 - Rhodia 63

Back to Contents

agreement to be authorized by the Board of Directors (unless such an agreement is a customary arm’s-length transaction) and prohibits the Director in question from voting on the issue. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the Company or of any shareholder, if such agreement has caused damage to the Company. French law further requires such an agreement to be submitted to an ordinary general shareholders’ meeting for approval once entered into, upon presentation of a special report from the Company’s auditors.

French law also states that such agreements entered into in the ordinary course of business and with terms and conditions that are not out of the ordinary are not subject to the prior authorization of the Board of Directors. Nevertheless, an interested party must disclose such agreements to the Chairman of the Board of Directors unless they are not significant in terms of purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman to the Board of Directors and to the statutory auditors.

In consideration for their services on the Board, Directors are entitled to receive Directors’ fees (jetons de présence). The total annual amount of Directors’ fees is set at the shareholders’ meeting; however, the Board determines the allocation of such fees among the Directors. In addition, compensation may be granted to Directors on a case-by-case basis for special assignments. A Director may not vote with respect to his or her own compensation. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest.

Under French law, Directors elected by our shareholders are potentially liable for violations of French laws and regulations applicable to sociétés anonymes, violations of our by-laws or mismanagement. They may be held liable for such actions both individually and jointly with the other Directors.

Chairman of the Board

Pursuant to French law, the Chairman of the Board organizes and manages the duties performed by the Board and reports to the shareholders’ meeting. He is also responsible for the proper functioning of the corporate bodies and ensures that the Directors are capable of fulfilling their assignments.

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

Chief Executive Officer

The Chief Executive Officer is vested with the broadest powers to act in any circumstance in the name of our Company, within the limits of our corporate purpose, and subject to the powers expressly conferred by law upon shareholders’ meetings and upon the Board of Directors. The Chief Executive Officer represents us in dealings with third parties. We are bound even by acts of the Chief Executive Officer that are not within the scope of the corporate purpose unless we prove that the third party knew that the act was outside the corporate purpose or that under the circumstances the third party could not have been unaware of this. However, mere publication of our by-laws is not sufficient to constitute such proof. The Board may limit the powers of the Chief Executive Officer. However, the limitation of his powers is not binding on third parties.

The Board of Directors establishes the duration of the Chief Executive Officer’s term. The Board sets the Chief Executive Officer’s compensation. The Board of Directors may remove the Chief Executive Officer at any time. In the event this dismissal is not justified, the Chief Executive Officer may claim damages, except if the Chief Executive Officer is also the Chairman of the Board.

64 Form 20 - F 2005 - Rhodia

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

A Designated Executive Officer has the same powers as the Chief Executive Officer in dealing with third parties, including the authority to represent the Company in dealing with third parties. Upon proposal of the Chief Executive Officer, the Board of Directors may remove the Designated Executive Officers at any time. In the event this dismissal is not justified, the Designated Executive Officer may claim damages.

At the Board of Directors meeting on October 3, 2003, Mr. Gilles Auffret was named Designated Executive Officer (directeur général délégué) with the specific mandate to implement the reorganization plan and to reduce costs. His term expired at the end of the first Board meeting held after our June 23, 2005 shareholders’ meeting. On June 23, 2005 Mr. Auffret was appointed and continues to be Group Executive Vice President of Operations.

Corporate Governance

We have a policy of aiming to ensure that French best practices, recommendations and standards on corporate governance, especially those resulting from the AFEP-MEDEF Report of October 2003 (“Report“), which consolidated the Vienot and Bouton reports, are integrated into our administrative and managerial functioning and operations.

In addition, we are subject to certain United States securities laws and regulations and New York Stock Exchange rules and standards regarding corporate governance. Certain French corporate governance rules, notably those defining Director independence and the role and functioning of committees, are different from NYSE standards. In addition, as a non-U.S. company listed on the NYSE, we benefit from certain exemptions from U.S. rules and regulations, and other rules and regulations will only apply to us in the future.

Independence

Based on corporate governance principles set forth in the Report and NYSE corporate governance rules, our Board of Directors has evaluated the independence of its members. Pursuant to the terms of the Report, “a Director is independent if such Director maintains no relation of any kind with the Company, the Group or its management which could compromise exercising liberty of judgment“. The Report recommends that the Board of Directors, according to the indicative criteria set forth in the report, review the qualification of independent Directors each year. We also took into account the criteria of independence under the NYSE rules and bore in mind the Sarbanes-Oxley Act that requires foreign issuers to have an Audit Committee composed exclusively of qualified independent members. On December 14, 2005 the Board of Directors determined the independence of each of its members, after having reviewed their respective situations and any intervening events since their prior qualification.

Messrs. Cardoso, Colombani, Contamine, de Fabiani, Legrain, Lévi, and Mer, seven of the 11 members comprising our Board, were found to be independent. With respect to Messrs. Colombani and Legrain, new members of the Board of Directors, they satisfy criteria for independence set out in the Report. Their independence was also a factor in their appointment as Directors. The independence of Messrs. Cardoso, Contamine, de Fabiani, Lévi and Mer has not changed since the Board last evaluated them. They continue to satisfy the criteria for independence set out in the Report. With respect to Mr. Lévi, our Board determined that he continues to be independent, and that limited ordinary course commercial relationships between our Company and Faurecia did not impair his independence. With respect to Mr. Nanot, our Board determined that he should no longer be considered to be independent due to his position as Chairman of our Board of Directors and the compensation he received for such service. The Board found that Mr. Clamadieu, Chief Executive Officer, and Mr. Kheliff, Vice President of sustainable development, are not considered independent because of their positions in

Form 20 - F 2005 - Rhodia 65

Back to Contents

our Company and the related compensation paid to them. Mr. Sulkowski is also a non-independent Director as he is a partner at Shearman & Sterling LLP, a law firm that regularly provides legal services to us.

Qualification of seven of our 11 Board members as “independent“ should not cast any doubt on the professionalism and independence of judgment that characterize the other members of our Board.

Significant differences from NYSE Corporate Governance requirements

As a foreign private issuer, we are required to comply with New York Stock Exchange (“NYSE“) rules regarding the independence, duties and responsibilities of its Audit Committee, and to disclose any significant differences between its corporate governance practices and NYSE corporate governance standards applicable to U.S. companies. On August 2005, our Chief Executive Officer submitted written affirmation to the NYSE attesting to our compliance. As of the last date of evaluation by the Board of Directors, and according to NYSE standards, seven out of eleven Directors were determined to be independent, as well as all members of our Audit Committee and Compensation and Nominating Committee were found to be independent. We are not aware that the independent members of our Board meet formally outside the presence of our management. Furthermore, our Audit Committee has put into place a Sarbanes-Oxley compliant whistleblowing procedure for the reporting of accounting or financial irregularities.

Committees

Under French law, committees established by the Board of Directors only have the power to make recommendations and proposals. Decision making power rests within the exclusive power of the Board.

Audit Committee

Our Board of Directors has an Audit Committee, of three independent Directors: Mr. Cardoso (chair), Mr. Contamine and Mr. de Fabiani. The Board of Directors at its December 14, 2005 meeting certified each member of the Audit Committee as a financial expert within the meaning of the SEC rules, their knowledge of IFRS and their experience in relevant areas. The Audit Committee meets at least four times per year and as often as required in our best interests. Constituted in 1998, the Audit Committee is the newly named committee comprising the former Accounts Committee and Risks Committee, which were merged because of similarity of their missions. The Audit Committee is also responsible for the examination of our periodic financial reporting, the implementation of and compliance with internal control procedures and the Group’s compliance policy controls, the implementation of the recommendations of our independent auditors and the examination of the organization, functioning and actions of the internal and external auditors. More generally, the Audit Committee examines all financial and accounting questions delegated to it by the Board. The Audit Committee met eight times in 2005 with an average attendance rate of 87.5%.

In the context of our goal of sustainable development, part of the Audit Committee’s mission is to ensure that all due diligence and appropriate measures have been taken by the Group, or upon the initiative of our management, in order to permit the identification, analysis, documentation, and amelioration of risk prevention and control dealing with all types of risks which the Group has encountered or may encounter in the context of our special chemical activities, notably those which could cause bodily harm or have a negative impact on the Group’s tangible or intangible assets. In this context, the Audit Committee ensures that management has verified that the relevant conduct procedures and policies are known and applied in a continuous and uniform manner throughout the Group and that recourse to audits (internal as well as external) and insurance are optimized. The Audit Committee participates in the review of the synthesis of internal and external auditors’ reports dealing with these risks and examines the organization, operation and mission plans carried out by the Internal Audit.

In 2005, in addition to reviewing annual and quarterly financial statements and closing options, the Committee continued implementing IFRS norms. Another important focus was internal control procedures. Regular reviews were conducted of enterprises’ procedures and their response to obligations resulting from the Sarbanes-Oxley Act. The committee was attentive to and intervened regarding the adequacy of such means and measures to conform with this important project. Its activities also included the presentation of a risks chart; the putting into place of a whistleblowing procedure for the reporting of accounting or financial irregularities which corresponds to the requirement under Sarbanes-Oxley; review of insurance policies; auditor relations (including fee issues); annual accounts; and prospects for an internal audit.

66 Form 20 - F 2005 - Rhodia

Back to Contents

During its preliminary meeting with the Board to review financial statements, the Committee members had the opportunity to hold discussions with the auditor and the Group’s Financial Director.

Compensation and Selection Committee

The Board of Directors also has a Compensation and Selection Committee comprised of three independent Directors: Mr. de Fabiani (chair), Mr. Cardoso and Mr. Legrain. The Compensation and Selection Committee was created in May 1998 and is responsible for proposing to the Board the compensation to be granted to the Chairman and the Chief Executive Officer, employee stock option plans, the policy that governs salaries and bonuses of our officers and key personnel, capital increases reserved to employees and succession plans, as well as nominees for top management posts. It meets at least twice a year and as often as required in the best interests of the Company. It is also responsible for presenting nominees for Board membership, evaluating their independence and selecting members for committees.

The Compensation and Selection Committee met nine times in 2005 (with an average attendance rate of 100%). The Committee’s work and recommendations dealt primarily with reviewing Director’s fixed and variable compensation and attendance fees based on market practice; future developments in the Directors’ remuneration policy; and review of the variable fees for General Management Committee and Executive Committee members. It also made adjustments to the stock option program, as a result of the capital increase. It reviewed the indemnity policy and retirement plans for high managers, the composition of the Board of Directors and Committees and began researching potential corporate members.

Strategic Committee

The Strategic Committee, created in September 2000, is comprised of three independent permanent Directors: Mr. Mer (chair), Mr. Lévi and Mr. Colombani. The Strategic Committee is responsible for advising the Board of Directors with regard to portfolio transactions, contemplated external growth opportunities, asset disposals or major alliances. The Strategic Committee must meet at least twice a year, with one annual meeting to review and analyze our operations and strategy, and as often as required by our best interests. Meetings are open to attendance by other members of the Board of Directors owing to the importance of the matters covered.

The Strategic Committee met three times in 2005 with an average attendance rate of 88.8%. Over the course of its meetings, the Committee reviewed strategic prospects and divestment programs, as well as specific strategies targeting certain business activities and an analysis of the Group’s portfolio of activities.

Board of Directors’ Internal Regulation

Since June 2000, our Board of Directors has operated according to internal rules (règlement intérieur). Neither a replacement of French law nor our by-laws, the Board’s internal rules are an internal document that defines the composition, role and powers of the Board of Directors and its committees. These rules are aimed at optimizing the efficiency of meetings and discussions and at taking precautionary measures and maintaining confidentiality. The rules provide for our Board to be informed either directly or through its Committees of all significant events affecting our markets and us. The internal rules provide that the Board must perform an annual self-evaluation to examine, in particular, its own functioning and consideration of important questions.

General Management Committee

The table below sets forth, as of the date hereof, the names, current position and ages of the members of our General Management Committee (Comité de direction générale), which is our principal management body. The six members of the General Management Committee are our executive officers. At regular meetings, the General Management Committee implements our global orientations that are established with the Board of Directors, and makes key decisions with respect to strategy, human resources, legal matters, finance, international development, environment and safety, as well as corporate communications.

Form 20 - F 2005 - Rhodia 67

Back to Contents

Name (Age)	Principal position with Rhodia

Jean-Pierre Clamadieu (47)	Chief Executive Officer
Gilles Auffret (59)	Group Executive Vice President, Operations (Directeur général adjoint opérations)
Yves Boisdron (61)	Group Executive Vice President, Strategy
Pascal Bouchiat (45)	Group Executive Vice President, and Chief Financial Officer
Bernard Chambon (58)	Group Executive Vice President, Human Resources Communications and Sustainable Development
Jean-Pierre Labroue (43)	Group Executive Vice President, General Counsel and Corporate Secretary

The six members of the General Management Committee are supported and assisted by 14 members representing the enterprises, zones and support functions of the Group. Altogether, they constitute the “Executive Committee“.

Biographies

Gilles Auffret is Group Executive Vice President Operations. He also served as Designated Executive Officer (Directeur général délégué) from October 2003 through June 2005. He served as our President and Chief Operating Officer from 2001 until 2003, after joining us on September 1, 1999 as Deputy President responsible for the Polyamide Division. Prior, he worked at Pechiney, which he joined in September 1982, and where he held a series of senior management posts, including President of Pechiney’s aluminum division. In January 1982 he was appointed public auditor (conseiller référendaire) at the Cour des comptes (the equivalent of the U.S. General Accounting Office). He also worked at the French Ministry of Industry, where he served as chargé de mission reporting to the General Director for Industry. Mr. Auffret started his professional career in 1975 as an auditor at the French Cour des comptes.

Yves Boisdron has been Group Executive Vice President, Strategy since November 2003. Prior to holding his current position, he was President of the Asia Pacific Zone from 1998 through October 2003. Mr. Boisdron served as Senior Vice President of Rhône-Poulenc Chimie from 1994 to 1996, Senior Vice President of Rhône-Poulenc IOM from 1990 to 1994, Vice President of Rhône-Poulenc Inc. from 1987 to 1990 and Vice President of Rhodia Brasil from 1981 to 1987. Mr. Boisdron has also served as General Manager of the enzyme division of Gist Brocades and as a project engineer at Badger.

Pascal Bouchiat has been Group Executive Vice President, and Chief Financial Officer since December 2005. In 2004 he was appointed Vice President, Corporate Finance and Treasury. He became Group Financial Controller in 2001 prior to which he was Vice President, Finance, of the Consumer Specialties Division. He was appointed Rhodia Group Management Controller in 1998, when Rhodia was first created. He had first joined the Finance Department in 1994 where he held several positions of increasing responsibility. He began his professional career in 1985 as an R&D engineer in Rhône-Poulenc before assuming industrial responsibilities, notably, as a production manager in the Saint-Fons Silicones factory. He holds a masters in chemical engineering, an MBA from Cesma/EM Lyon and an Executive MBA from Trium (New York University – London School of Economics – HEC Paris).

Bernard Chambon has been Group Executive Vice President of Human Resources, Communications and Sustainable Development since November 2003. Prior to holding his current position, Mr. Chambon was Group Executive Vice President of Human Resources and Internal Communications (April 2002) and Executive Vice President in charge of Human Resources and Communication (January 1998). Mr. Chambon has also served as President of Human Resources and Communication for the Chemicals segment’s European operations, Senior Vice President of Rhône-Poulenc’s Organic and Inorganic Intermediates segment and Director of Development of Human Resources for the Rhône-Poulenc group. Prior to joining the Rhône-Poulenc group in 1989, Mr. Chambon held senior human resources positions at Bouygues, Aerospatiale and Fiat.

68 Form 20 - F 2005 - Rhodia

Back to Contents

Jean-Pierre Labroue has been Group Executive Vice President, General Counsel and Corporate Secretary since September 2004. Prior, he served from December 1999 as Vice President, General Counsel and Corporate Secretary of Aventis Pharma S.A., in charge of legal support to the commercial, industrial and research and development operations first for France, and later for Europe. He was previously Vice President and General Counsel, Europe and International of Rhône-Poulenc Rorer, through May 1996, after having been in the American Rhône-Poulenc Rorer’s headquarters in Collegeville, PA, through November 1993. He was, prior, a member of the Rhône-Poulenc Chimie legal department where he was through May 1989 and where he became involved in mergers and acquisitions. He began his career in October 1988 with the Jeantet & Associés law firm in Paris. He holds post-graduate degrees in international law (DEA) and in international business law (DESS) from the University of Paris X. He also completed the ESSEC-IMD business school program and obtained a LL.M. degree in Corporate Law and Finance from Widener University, Delaware.

Compensation of the Members of General Management Committee

The aggregate amount of gross compensation (that is, excluding social charges payable by us, and before the deduction of social charges payable by employees) due in respect of the 2005 fiscal year to the members of our General Management Committee (taking into account changes in the composition of the Committee during the year), amounted to €4,652,028, as compared with €5,180,226 in 2004.

The decline in compensation paid to members of the General Management Committee with respect to 2005 is due principally to a decline in variable compensation. The base salaries of Committee members were not increased in 2005.

The aggregate amount of gross compensation paid in 2005 (including variable compensation paid with respect to 2004, but not including variable compensation payable with respect to 2005) to the members of the Committee (taking into account changes in the composition of the Committee during the year) was €5,237,604. Aggregate gross compensation paid to Committee members in 2004 was €2,808,887. This difference is due principally to the low amount of variable compensation paid in 2004 with respect to 2003.

The aggregate amount of compensation in kind paid to Committee members in 2005 amounted to €43,344, as compared with €37,707 in 2004.

The aggregate amount of our retirement obligations as of December 31, 2005 with respect to members of the General Management Committee as a group (as in effect as of December 31, 2005) amounted to €10,812,623, as compared with €5,011,926 as of December 31, 2004. This increase in retirement obligations results from the mechanical effect of changes in assumptions required by applicable regulations (including in particular a reduction in the discount rate), and the change in the average compensation of members of the General Management Committee over the previous three years, the reference period used to calculate these obligations.

The obligations made to the members of the General Management Committee in case of termination of their employment contracts amounted to €3,604,000 as of December 31, 2005, as compared with €8,303,500 as of December 31, 2004. The amount of indemnities for termination of employment contracts paid during 2004 to members of the General Management Committee who left during the year amounted to €2,311,050.

See also Note 33.2 to the Consolidated Financial Statements.

Form 20 - F 2005 - Rhodia 69

Back to Contents

Compensation

According to French law, compensation of the Chairman and Chief Executive Officer is determined by the Board of Directors. The Compensation and Selection Committee makes recommendations to the Board regarding such compensation.

Chairman of the Board of Directors

The amount of gross compensation paid to Mr. Nanot in his capacity as Chairman of our Board of Directors (from January 1 until December 31, 2005) was €300,000. He did not receive any variable compensation.

Chief Executive Officer

The aggregate amount of gross fixed compensation paid to Mr. Clamadieu in 2005 in his capacity as Chief Executive Officer was €500,000. The variable component of his compensation in respect of 2005, to be paid in 2006, is €800,000. The variable portion of his remuneration may equal between zero and €1 million, and is determined based 50% on quantitative criteria (including gross cash flow and leverage) and 50% on qualitative criteria (30% based on strategy and 20% based on workplace safety and environmental results, the ability to motivate and the quality of internal and external communications). In 2004, his variable compensation totaled €900,000, which was paid to him in 2005.

Furthermore, Mr. Clamadieu received a mid-term bonus of €36,000 euros earned in 2002 through his work contract prior to his mandate as Chief Executive Officer.

The total gross compensation due to Mr. Clamadieu for 2005 was €1,300,000 including both fixed and variable payments for 2005. The total amount received by Mr. Clamadieu in 2005 was €1,436,000 (including fixed compensation for 2005 and variable compensation for 2004 plus the 2002 mid-term bonus).

In addition, Mr. Clamadieu’s employment contract provides that in case of his leaving our Group, he could be entitled to severance pay totaling €1,785,000, or the equivalent of 36 months paid salary as specified in his employment contract. Mr. Clamadieu’s employment contract was suspended upon his appointment as Chief Executive Officer and it will remain so until the expiry of his mandate, at which time his employment contract will immediately be in force.

Designated Executive Officer

Gilles Auffret was named Designated Executive Officer on October 3, 2003 for a fixed period, which as planned, came to an end on June 23, 2005. During his term as Designated Executive Officer, his employment contract was still in force. He received fixed compensation in light of his employment contract. Furthermore, he received special variable compensation in accordance with his mandate as Designated Executive Officer and in connection with criteria set out in our plan to reduce fixed costs. Since June 23, 2005, Mr. Auffret’s compensation, both fixed and variable, has been and will continue to be entirely based on his employment contract. The information provided below applies only to remuneration that he received during his term as Designated Executive Officer from January 1 through June 23, 2005.

From January 1, 2005 through June 23, 2005 (the date of his term as Designated Executive Officer), Mr. Auffret received €196,055 in fixed compensation under his employment contract.

70 Form 20 - F 2005 - Rhodia

Back to Contents

Mr. Auffret’s variable compensation was based on achieving certain objectives connected to the plan for reduction of fixed costs. His compensation could not be evaluated until the close of the 2005 fiscal year, while keeping in mind that the length of the plan went beyond one year. Mr. Auffret’s variable remuneration in 2005 was €800,000 based on those parts of the plan that were achieved in 2004. In 2006, €400,000 will be due to him in light of his mandate as Designated Executive Officer and will bring to an end such variable compensation granted to him as Designated Officer.

Furthermore, Mr. Auffret received a mid-term bonus of €45,800 earned in 2002 through his work contract prior to his mandate as Designated Executive Officer.

The total gross compensation paid to Mr. Auffret for the period of January 1 through June 23, 2005 was €596,055 (including his fixed pro-rata base salary, according to his employment contract and special variable compensation, according to his mandate as Designated Executive Officer). The total amount that Mr. Auffret received in 2005 was €1,041,855 (including his fixed prorata salary for 2005, special 2004 variable compensation, plus his midterm bonus).

Furthermore, prior to his nomination as Designated Executive Officer and according to his employment contract, Mr. Auffret was granted the ability to collect severance pay, in the case of a change of control, equal to three years of his total remuneration (equivalent to base salary plus bonus equal to his target, or 85%), for a total of €2.3 million.

Other Directors’ compensation – Directors’ Fees

The general shareholders’ meeting held April 18, 2000 set at €500,000 the maximum amount of fees Directors may collectively receive. This amount has not been modified since the general shareholders’ meeting of April 18, 2000. Within this limit, the Board apportions Director’s fees based on criteria established by its internal regulations. These criteria include fixed and variable portions tied to Directors’ attendance at Board and Committee meetings.

We paid our Directors €499,500 in fees for 2005 (€305,000 for 2004).

Among the current Directors, Messrs. Nanot, Clamadieu and Kheliff declined to receive Directors’ fees for 2005. They each received remuneration from us.

There is no specific pension benefits plan in place for Directors. However, the employment contracts of Mr. Clamadieu and Mr. Auffret provide for supplementary retirement schemes available to Executive Officers under two different plans. The first of these two plans, closed to new participants in 2001, provides defined benefits to current and former executives (including potentially Mr. Auffret pursuant to his employment contract) who were members of the General Management Committee prior to 2001 and who are not yet retired. The second of these two plans was set up after 2001 for newly appointed General Management Committee members (including Jean-Pierre Clamadieu pursuant to his employment contract) and provides defined benefits. The vesting of the benefits under this second plan is subject to specific conditions including minimum seniority and employment at the time of retirement. There is no funding for this second plan. Finally, Mr. Kheliff benefits from a defined benefit retirement plan pursuant to his employment contract and status as an employee of the Group,which was closed to new participants in the late 1970s.

Form 20 - F 2005 - Rhodia 71

Back to Contents

The table below sets forth the total compensation and benefits due for year 2005 and by companies in which we exercise control to our Directors and our Designated Executive Officer, in accordance with the provisions of article L. 225-102-1 of the French Commercial Code.

Current Directors	Fixed portion paid during and in respect of 2005		Variable portion in respect of 2005 (To be paid in 2006)	Benefits in kind		Directors’ fees

Jean-Pierre Clamadieu (CEO)(1)	500,000	(2)	800,000	5,076	(3)		(4)
Yves René Nanot (Chairman)	300,000		—	—			(4)
Jacques Kheliff (from June 23 to December 31, 2005)	85,818	(5)	38,350	1,819	(3)		(4)
Aldo Cardoso	—		—	—		98,200
Pascal Colombani	—		—	—		24,900
Jérôme Contamine	—		—	—		61,500
Michel de Fabiani	—		—	—		89,400
Olivier Legrain	—		—	—		27,800
Pierre Lévi	—		—	—		46,900
Francis Mer	—		—	—		57,100
Hubertus Sulkowski(6)	—		—	—		67,400
______________
(1)

In respect of 2004, Mr. Clamadieu received €900,000 in variable compensation paid in 2005. In respect of 2005, he received a mid-term bonus of €36,000 gained in 2002 under his work contract and prior to being appointed Chief Executive Officer.

(2)	Of which €43,806 were in Director’s fees received from our subsidiaries.
(3)	Company automobile.
(4)	Renounced Directors’ fees in 2005.
(5)	Compensation as from June 23, 2005, the start of Mr. Kheliff’s term as Director.
(6)	Hubertus Sulkowski is a partner of Shearman & Sterling LLP, whose services are used by the Company, particularly in regards to U.S. securities law.

Executive Vice President and Designated Executive Officer	Fixed portion paid during and in respect of 2005(1)		Variable portion in respect of 2005 (to be paid in 2006)(1)		Benefits in kind		Directors’ fees

Gilles Auffret	196,055	(2)	400,000	(3)	1,686	(3)	—
______________
(1)

The period in question concerns January 1 through June 23, 2005, the period of Mr. Auffret’s mandate as Designated Executive Officer, following the expiry of which, he was compensated to the extent provided in his work contract.

(2)	Mr. Auffret also received a mid-term bonus of €45,800 gained in 2002 under his work contract and prior to being appointed Designated Executive Officer.
(3)

In light of his mandate as Designated Executive Officer, Mr. Auffret’s special variable remuneration for 2004 is to be paid in two installments, €800,000 was paid in 2005 and the balance of €400,000 is to be paid in 2006 after evaluation of the performance objectives that were fixed in 2004, for a total of €1.2 million.

(4)	Company automobile.

Former Directors (termination date)	Fixed portion paid during and in respect of 2005	Variable portion in respect of 2005 (to be paid in 2006)	Benefits in kind	Directors’ fees

Jean-Marc Bruel (June 23, 2005)	—	—	—	10,200
Walter Cirillo (June 23, 2005)(1)	—	—	—		(1)
Patrick Langlois (June 23, 2005)	—	—	—	16,100
______________
(1)	The representative of employee shareholders who is compensated solely pursuant to an employment agreement.

72 Form 20 - F 2005 - Rhodia

Back to Contents

Employees

The table below sets forth the percentage of our employees by enterprise and geographic location as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2005	2004	2003

Total	19,444	20,577	23,059

By enterprise:
Novecare(1)	11.9%	—	—
Coatis(2)	6.2%	7%	3%
Silcea(3)	13.4%	14%	12%
Polyamide	25.8%	25%	26%
Eco Services	2.2%	2%	3%
Acetow	6.6%	6%	6%
Organics(4)	5.9%	6%	6%
Rhodia Pharma Solutions	4.4%	5%	4%
Others	23.6%	22%	17%

Total	100%	100%	100%

By geographic zone:
Europe	57.8%	60.5%	60.8%
North America	8.9%	9.0%	11.4%
Latin America	16.3%	15.0%	16.3%
Asia/Pacific	16.9%	15.5%	11.5%

Total	100%	100%	100%

______________
(1)

Novecare resulted from the combination in 2005 of Phosphorous Phosphates & Foods (comprising 16% in 2003 and 8% in 2004 of our total work force) and HPCII (comprising 6% in 2003 and 5% in 2004 of our total work force).

(2)	Coatis was previously named Performance Products for Multifunctional Coatings.
(3)	Silcea was previously named Rare Earths Silicones Silica Systems.
(4)	Organics was previously named Rhodia Perfumery Performance & Agro.

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements. In Europe, following a European Union directive, we have established a “European Committee” that meets at various times during the year with representatives coming from different European Union countries in which we have employees. At the world-wide level, we have signed an agreement on “Corporate Social Responsibility” with the ICEM (International Federation of Chemical, Energy and Mine Workers).

In France, the five principal French labor unions are represented at our facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salaries and working conditions. Management also holds other periodic consultations with representatives of our employees through the Group’s workers’ committee (comité de groupe). In recent years, there have been no significant strikes or work stoppages. We believe that relations with our employees and unions are satisfactory as demonstrated by the number of agreements signed with them.

Form 20 - F 2005 - Rhodia 73

Back to Contents

Employee and Director share ownership

Director and Executive share ownership

The table below lists, to the best of our knowledge, the total number of shares owned by the members of our Board of Directors and by the General Management Committee (as a group) as of December 31, 2005.

	At December 31, 2005

	Shares		Percentage of class

Identity of person or group
Yves René Nanot	131,250		*
Jean-Pierre Clamadieu	46,451	(1)	*
Aldo Cardoso	1,875		*
Pascal Colombani	1,875		*
Jérôme Contamine	18,750		*
Michel de Fabiani	38,232		*
Jacques Kheliff	17,066		*
Olivier Legrain	24,368		*
Pierre Lévi	51,342
Francis Mer	186		*
Hubertus Sulkowski	44,435		*
______________
*	Less than 5%.
(1)

Mr. Jean-Pierre Clamadieu holds 96,922 shares of the funds FCPE “Actions Rhodia” and “PELT Actions Rhodia” pursuant to an employee share scheme, which correspond to a similar number of shares in Rhodia.

We do not report the individual shareholdings of General Management Committee members. To the best of our knowledge, the individual amount held by any member of this group is less than 1% of our share capital, including any shares held indirectly.

Employees may participate in profit-sharing plans based on performance criteria for their business and a mutualization on a Group level. We believe participation increases individual incentives and cohesion of our shareholders.

As of December 31, 2005, our employees held 15,049,102 shares through employee plans corresponding to 1.28% of our shares and voting rights.

Our rules of governance prohibit Directors and Executive Officers from selling their shares for a period of 60 days following the publishing of our annual, half-year and quarterly results or if they have benefited from privileged information during this period.

Pursuant to French law, we must declare transactions in our securities carried out by Directors, the Chief Executive Director and the Designated Executive Officer (from January 1 through June 23, 2005) to the extent the aggregated amount of the transactions by each of such persons exceeds €5,000 per year. The following transactions were declared in 2005:

•	Mr. Clamadieu’s purchase of 2,800 shares on December 21, 2004 at €1.66 per share.
•	Mr. Clamadieu’s sale of 10,850 shares and purchase of 20,000 shares at a price of €1.43 per share on June 29, 2005.
•	Mr. Sulkowski’s sale and purchase (transfer into a securities savings account (Plan d’Epargne d’Actions)), of 9,000 shares at €1.63 per share on December 1, 2005.
•

In the context of a capital increase, the following shareholders exercised their preferential rights to purchase new shares that were introduced on December 20, 2005, at €1.10 per share: 875 shares, Mr. Cardoso; 21,677 shares, Mr. Clamadieu; 875 shares, Mr. Colombani; 7,000 shares, Mr. Contamine; 17,843 shares, Mr. de Fabiani; 7,966 shares, Mr. Kheliff; 11,368 shares, Mr. Legrain; 20,720 shares, Mr. Lévi; 86 shares, Mr. Mer; 61,250 shares, Mr. Nanot; and 20,734 shares, Mr. Sulkowski.

74 Form 20 - F 2005 - Rhodia

Back to Contents

Share grant plans

Pursuant to the authorization granted by the June 23, 2005 general shareholders’ meeting, the Board of Directors meeting of January 13, 2006 decided to establish two free share grant plans based on economic performance. Under the first plan (“Plan A”), the Board of Directors allocated 4,653,125 shares to 338 beneficiaries. Definitive acquisition of shares under Plan A is contingent on our achieving a ratio of recurring EBITDA to net sales from operating activities as published in our 2006 consolidated financial statements (prepared in accordance with IFRS Transition 2004) greater than or equal to 13%. Under the second plan (“Plan B”), the Board of Directors allocated 4,653,125 shares to 338 beneficiaries. Definitive acquisition of shares under Plan B is contingent on our achieving a ratio of recurring EBITDA to net sales from operating activities as published in our 2006 consolidated financial statements (prepared in accordance with IFRS Transition 2004) that is greater than or equal to the average ratio of a reference group of European specialty chemicals manufacturers. Under both plans, shares are definitively acquired at the end of the two years following the date of allocation (January 14, 2008) and must be held for two years (until January 14, 2010).

The table below sets forth the names, titles, principal employment locations and number of shares allocated pursuant to the two plans described above with respect to (i) the members of our Board of Directors (Mr. Clamadieu and Mr. Kheliff) who were allocated shares and (ii) the twelve employees of our Group who were allocated the highest number of shares.

Name	Position	Location	Plan A	Plan B	Total

Jean Pierre Clamadieu	Chief Executive Officer	France	300,000	300,000	600,000
Jacques Kheliff	Director	France	47,000	47,000	94,000
Gilles Auffret(*)	Group Executive Vice President, Operations (Directeur général adjoint opérations)	France	180,000	180,000	360,000
Yves Boisdron(*)	Group Executive Vice President, Strategy	France	120,000	120,000	240,000
Pascal Bouchiat(*)	Group Executive Vice President and Chief Financial Officer	France	120,000	120,000	240,000
Bernard Chambon(*)	Group Executive Vice President, Human Resources Communications and Sustainable Development	France	120,000	120,000	240,000
Jean-Pierre Labroue(*)	Group Executive Vice President, General Counsel and Corporate Secretary	France	120,000	120,000	240,000
Mike DeRuosi	President of Novecare	USA	90,000	90,000	180,000
Laurent Schmitt	President of Polyamide	France	90,000	90,000	180,000
Olivier Caix	President of Organics	France	85,000	85,000	170,000
Patrick Koller	Industrial and Purchasing Director	France	85,000	85,000	170,000
Michel Audoin	President of Acetow	Germany	80,000	80,000	160,000
James Harton	President of Eco Services North America	USA	80,000	80,000	160,000
Olivier Clermont-Tonnerre	President of Silcea, Marketing and International Business Supervisor	France	80,000	80,000	160,000
______________
(*)	Members of the General Management Committee (Comité de direction générale).

Form 20 - F 2005 - Rhodia 75

Back to Contents

Options

The table below sets forth certain information relating to our stock option plans. Each option gives the right to subscribe to one Rhodia share. For a more detailed discussion of our stock option plans, see Note 34 to the Consolidated Financial Statements.

Option Plans	1998	1999/1	1999/2	2000/1	2000/2	2001	2002	2003	2004A	2004B

Date of shareholders’ meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00	05/21/02	05/21/02	05/21/02
Date of grant by Board of Directors	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02	05/28/03	06/17/04	06/17/04
Adjusted number of options outstanding as of 12/31/05(1)	39,608	3,271,078	2,437,023	4,102,260		5,188,459	4,190,416	2,865,326	2,995,400	1,550,493
Adjusted number of options exercisable as of 12/31/05(1)	39,608	3,271,078	2,437,023	4,102,260		5,188,459	989,902
Adjusted exercise price(1)	€9.08	€6.38	€6.38	€7.29		€6.68	€5.12	€2.34	€1.26	€1.26
Number of participants as of 12/31/05	12	311	309	434		660	471	493	306	77
Maximum term	10 yrs	10 yrs	10 yrs	10 yrs	10 yrs	12 yrs	12 yrs	12 yrs	8 yrs	8 yrs
Exercise period for French tax residents(2)	5 yrs from 6/24/03	5 yrs from 2/23/04	5 yrs from 2/23/04	5 yrs from 3/30/05		8 yrs from 3/16/05	8 yrs from 3/20/06	8 yrs from 5/28/07	4 yrs from 06/17/08	4 yrs from 06/17/08
Exercise period for non-French tax residents	7 yrs from 6/24/01	7 yrs from 2/23/02	7 yrs from 2/23/02	7 yrs from 3/30/03	7 yrs from 09/27/03	9 yrs from 3/16/04	9 yrs from 3/20/05	9 yrs from 5/28/06	5 yrs from 06/17/07	5 yrs from 06/17/07

______________
(1)

Following the May 7, 2004 and December 20, 2005 share capital increases, the Board of Directors adjusted the exercise price and number of options in conformity with the provisions of the Commercial Code and regulations applicable to stock options.

(2)	The Law of May 15, 2001 relating to new economic regulations modified the lock-up period applicable to the participants with tax residency in France. This period is now four years and no longer five.

As of December 31, 2005, our employees held 26,640,063 options under our various stock option plans. Of that total, 3,146,206 options have been granted to members of the Board of Directors and the General Management Committee as of December 31, 2005.

76 Form 20 - F 2005 - Rhodia

Back to Contents

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

The table below sets forth principal ownership in our ordinary shares as of the dates indicated.

	December 31, 2005(1)				December 31, 2004(2)			December 31, 2003(3)

Shareholders	Number of shares	% of shares	% of votes(4)		Number of shares	% of shares	% of votes	Number of shares	% of shares	% of votes

Sanofi-Aventis	96,110,182	8.17	2.84	(5)	96,110,182	15.3	15.3	27,460,052	15.3	15.3
Crédit Agricole dont Calyon	17,937 800	1.52	0.81	(5)	17,761,610	2.8	2.8	17,561,610	9.9	9.9
TIAA-CREF Investments Management, LLC	44,219,307	3.76	4.01		38,798,015	6.2	6.2	—	—	—
Artisan Partners	—	—	—		—	—	—	11,500,000	6.4	6.4
Groupe Bruxelles Lambert	—	—	—		—	—	—	8,738,000	4.9	4.9
Employees-Company Savings Plan	15,049,102	1.28	1.36		15,849,705	2.5	2.5	11,807,174	6.6	6.6
______________
(1)	Source: Euroclear France 12/31/05 and Capital Precision December 2005.
(2)	Source: Euroclear France 11/18/04 and Ilios December 2004.
(3)	Source: Euroclear France 10/31/03 and Thomson Financial Europe and U.S. November/December 2003.
(4)	Based on 1,103,199,316 voting rights, taking into account (i) the loss of voting rights decided by the general shareholders’ meeting on June 23, 2005 and (ii) the capital increase of December 2005.
(5)	Taking into account the loss of voting rights decided by the general shareholders’ meeting on June 23, 2005.

At December 31, 2005, there were 1,176,716,541 ordinary shares issued and outstanding. At December 31, 2005, 66,067,432 ordinary shares were in the form of ADSs, representing 5.61% of the total share capital and held by 459 registered shareholders.

To our knowledge, our largest investor, Sanofi-Aventis holds 96,110,182 shares in us, with 31,379,108 voting rights. In light of Sanofi-Aventis’ failure to declare that it had crossed the five and ten percent ownership threshold as a result of the merger of Aventis and Sanofi on December 31, 2004, the general shareholders’ meeting of June 23, 2005 automatically deprived Sanofi-Aventis of its right to vote concerning those shares that exceeded the thresholds, that is between five percent and 15.3%, or 64,731,074 votes.

Sanofi-Aventis contests this deprivation of votes and has begun a proceeding before the Commercial Court of Nanterre (Tribunal de Commerce de Nanterre) alleging that it was not bound, under the regulations in force at the time, to declare that it had exceed certain thresholds and that in the future Sanofi-Aventis could exercise all rights associated with its shares in the Company. We believe that the arguments raised by Sanofi-Aventis are not such as to call into question the grounds upon which it was deprived of certain voting rights or to allow Sanofi-Aventis or a third party to call into question the validity of the resolutions adopted by the general shareholders’ meeting of June 23, 2005. In the event that Sanofi-Aventis’ proceedings before the court in Nanterre are successful, Sanofi-Aventis has stated that it has no intention of casting doubt upon the validity of the resolutions adopted at the general shareholders’ meeting of June 23, 2005.

Article 33 of Law 2005-842 of July 26, 2005 required nominative shareholders who had failed to declare crossing share ownership thresholds between June 27 and December 11, 2004 to make such declarations within three months. On October 5, 2005 Sanofi-Aventis declared the number of shares and votes it held in Rhodia. The proceeding that Sanofi-Aventis has before the court in Nanterre is still pending, as the above declaration does not automatically and immediately resolve the issue of Sanofi-Aventis’ voting rights.

Form 20 - F 2005 - Rhodia 77

Back to Contents

On December 22, 2005, Sanofi-Aventis declared:

•	it did not subscribe to the capital increase that took place in December 2005 and therefore holds 96,110,182 shares;
•	to have crossed under the legal thresholds of 15% and 10% of our share capital (based on 1,176,716,541 shares); and
•

that based on the number of votes that we declared after depriving Sanofi-Aventis of certain voting rights plus the number of new votes created by new shares, for a total number of 1,103,199,316 voting rights, of which Sanofi-Aventis would have had, after the capital increase, 31,379,108 votes or 2.8% of all voting rights, it had crossed under the 5% threshold of voting rights in the Group.

To our knowledge, Calyon holds 17,751,610 shares and 8,965,459 voting rights.

During the general shareholders’ meeting of June 23, 2005, the general assembly found that Calyon failed to declare within the allowable time limits, that it had crossed over the legal threshold of 5% on April 30, 2004. Consequently, and in application on Law 233-12 of the Commerce Code, the general assembly held that Calyon’s shares in our Company were automatically deprived of their votes as concerns those shares that exceeded the threshold and which should have been declared, that is 8,965,459 shares.

To our knowledge, the share capital and voting rights held by members of our Board of Directors or General Management Committee are not significant. To our knowledge, no shareholders, other than those mentioned in the above table, hold directly or indirectly more than 5% of our capital or voting rights.

We are not aware of any shareholders’ agreements between our shareholders.

Our major shareholders do not have voting rights different from those of other shareholders.

Related Party Transactions

In the ordinary course of business, we sell and purchase materials, supplies and services from and to numerous customers and suppliers throughout the world, including from time to time companies with which members of our Board of Directors are affiliated. We do not consider the amounts involved in such transactions to be material to our business and believe that these amounts are not material to the business of the firms involved. See “Item 6. Directors, Senior Management and Employees” for information on the outside affiliations of our Directors.

Other than as described herein, we have no related party transactions, other than those occurring in the ordinary course of business and those that are immaterial, both to us and to the related party.

Due to its minority participation in our capital, Sanofi-Aventis is no longer considered a related party.

Multicurrency Revolving Credit and Guarantee Facility

On June 17, 2005, we concluded an agreement with a limited number of banks, on our behalf and on behalf of certain of our subsidiaries, including Rhodia Inc., for a renewable syndicated multicurrency line of credit totaling €300 million and expiring June 30, 2008. This line of credit replaced the Refinancing Facilities Agreement that expired on March 31, 2006. In the framework of this agreement, Rhodia S.A., Rhodia Inc and certain of our subsidiaries have agreed to a series of sureties with the above-mentioned group of banks and certain other banks who act as our creditors. These sureties include collateral title to the capital of our subsidiaries, intragroup loans and certain industrial assets located in the United States. Furthermore, according to the terms of the subordination agreement, in case of default we will sub ordinate certain debts owed by our subsidiaries to our guaranteed creditors. We will continue to repay the debts of our subsidiaries within the agreed to terms until no further case of default exists. At December 31, 2005 we used €49 million of our RCF line of credit.

78 Form 20 - F 2005 - Rhodia

Back to Contents

Refinancing Facilities Agreement

Our syndicated renewable line of credit, Refinancing Facilities Agreement, concluded March 31, 2004 was repaid on July 29, 2005. In the framework of this agreement, Rhodia S.A. and certain of our subsidiaries concluded an agreement with a group of banks and certain lessors in the name of French leases (the guaranteed creditors). Furthermore, in accordance with the subordination agreement, we agreed to subordinate the debt of certain of our subsidiaries as regards the guaranteed creditors.

Guarantees agreed to in the framework of securitization of commercial debt

On December 21, 2004, we and certain of our European subsidiaries concluded a series of contracts with a French bank putting into place a five year program for the securitization of commercial debt, for a maximum financing amount of €242 million and £22 million. In particular, we guaranteed the payment of the total sum due by our subsidiaries. At December 31, 2005, the amount of outstanding non-collected debt totaled approximately €260 million; obtained financing amounted to approximately €183 million. Furthermore, in the framework of another securitization program, we guaranteed the obligations under the agreement of our North American subsidiaries: Rhodia Inc., Rhodia Electronics & Catalysis and Rhodia Canada Inc. This latest program ended on November 14, 2005.

Changes to the Designated Executive Officer’s employment contract

The Board of Directors authorized changing the employment contract of the Designated Executive Officer, Mr. Auffret, so as to increase his annual fixed compensation to €420,000 per year and to increase his variable compensation from 70% to 85% of his fixed compensation. From January 1 through June 23, 2005, the length of his term as Designated Executive Officer, and in applying the terms of his employment agreement, Mr. Auffret’s gross fixed compensation was €196,055. He did not receive any additional variable payments under his employment contract.

Agreements with Sanofi-Aventis in 1998 and 1999

We concluded certain agreements with Sanofi-Aventis at the time of our formation on January 1, 1998, which were amended in 1999 by the “Heads of Agreement”, which continued to be in force in 2005. The pertinent agreements included (i) a framework agreement for scientific and technical collaboration, by which we would maintain the right to exploit, in our area of activity, the know-how held by one of Aventis’ subsidiaries, which was already exploited and in the process of being developed by us at the time of our formation; and (ii) a cross-indemnification provision, pursuant to which, Sanofi-Aventis will indemnify us against any damages incurred by us arising out of an action or claim brought by a third party against us to the extent such action or claim results solely from the business operations of Sanofi-Aventis or those of its subsidiaries. Similarly, we will indemnify Sanofi-Aventis against any damages incurred by Sanofi-Aventis arising out of an action or claim brought by a third party against Sanofi-Aventis to the extent such action or claim results solely from our business operations or of those of our subsidiaries.

Form 20 - F 2005 - Rhodia 79

Back to Contents

Item 8. Financial Information

Financial Information

See “Item 18. Financial Statements” for a list of financial statements and other financial information filed with this Annual Report. Other than as disclosed in this Annual Report, there have been no significant changes since the date of the financial statements.

Legal Proceedings

In the ordinary course of our business, we are involved in a certain number of judicial, arbitral and administrative proceedings. Provisions for the charges that could result from these procedures are not recognized until we estimate that they are probable and their amount can be reasonably estimated. The amount of provisions made is based on our assessment of the level of risk on a case-by-case basis and depends on our assessment of the basis for the claims, the stage of the proceedings and the arguments in our defense.

Certain of our United States subsidiaries have potential liabilities under federal Superfund legislation and environmental regulations at the state or federal level. Given the nature of the proceedings, the number of plaintiffs, the volume of waste at issue and the provisions that have already been recognized for these cases, we estimate that these claims will not result in significant costs for us and will not give rise to significant additional provisions. See “Item 3. Key Information—Risk Factors.”

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

AMF administrative proceedings

On October 6, 2003, we were informed that the General Director of the French Commission des Opérations de Bourse, and subsequently the General Secretary of the French Autorité des Marchés Financiers (“AMF”), had initiated an inquiry into our financial reporting. On March 29, 2005, the AMF notified us of the findings by the specialized commission of the AMF of three alleged rule infringements:

•	valuation of ChiRex in 2003;
•	valuation of deferred tax assets; and
•	financial disclosures regarding debt, liquidity and environmental risks.

The notice of findings of alleged rule infringements commences a proceeding during which we will present arguments in our defense to the AMF. At the end of this period, the Commission des Sanctions of the AMF will decide to impose, or not, penalties against the company on the grounds of the alleged rule infringements. We believe that we have strong arguments in defense of the AMF allegations. Under applicable French law, the maximum fine that could be imposed in the event that penalties were to be assessed against us in this proceeding would be €1.5 million.

Shareholders’ litigation

We are directly or indirectly involved in the following proceedings initiated by shareholders:

•

In January 2004, certain shareholders initiated two proceedings before the Paris Commercial Court based on various contentions concerning our acquisition of Albright & Wilson, mainly alleging inaccuracy of certain information made public at the time of the acquisition but also claiming dereliction by management. On January 26, 2006 and February 10, 2006 the judges of the Paris Commercial Court decided to stay the two proceedings pending the outcome of the criminal case described below.

-

In the first commercial proceeding, the plaintiffs are suing certain members of our Board of Directors, our auditors at the time, and Aventis (since merged into Sanofi-Aventis), and were originally claiming damages of approximately €70  million

80 Form 20 - F 2005 - Rhodia

Back to Contents

as compensation for their alleged personal losses. On April 12, 2005, they modified their claims to take into account the arguments developed in the above mentioned AMF notice, increased the amount of their alleged damages to €131.8 million and have requested subsidiarily that the court hold us liable in the event that the aforementioned defendants were not held personally liable for the alleged wrongdoings.

-

In the second commercial proceeding, the plaintiffs are suing certain members of our Board of Directors at the time and Aventis and demanding that the defendants be ordered to pay Rhodia €925 million under the individually brought (“ut singuli”) action as compensation for the alleged harm Rhodia suffered, as well as compensation for the alleged personal losses (which they estimated at €40 million). In June 2004, the plaintiffs in this second proceeding modified their complaint, maintaining the ut singuli claim but dropping their claims for personal losses.

•

A few weeks later, the aforementioned shareholder plaintiffs of the second commercial proceeding, together with a new plaintiff, filed a lawsuit before the Supreme Court of the State of New York, based on similar alleged losses for approximately €60 million. On August 12, 2004, we were officially notified that we had been named as a defendant in the New York proceeding alongside the defendants in the second proceeding in France, that is, certain members of our Board of Directors and Aventis. On December 23, 2004, we were notified of an amended petition adding allegations relating to under-provisioning of pension obligations and environmental liabilities. In January 2005, we together with other defendants filed a motion to dismiss on the grounds that the Supreme Court of the State of New York was not the appropriate forum (forum non conveniens). On April 19, 2005, the Supreme Court of the State of New York granted the motion to dismiss. The plaintiffs appealed this decision on May 3, 2005.

•

On March 19, 2005, one of the minority shareholders in the cases mentioned above brought suit (in an ut singuli proceeding) against the Chairman of our Board of Directors and our Chief Executive Officer, alleging personal management fault. This new proceeding seeks to have them ordered to repay Rhodia the amounts paid to Mr. Jean-Pierre Tirouflet on the occasion of his departure in October 2003 (severance payment of €2.1 million and, if applicable, payments made under a supplementary retirement plan). The defendants are contesting the merits of this claim. Mr. Tirouflet’s employment contract was modified pursuant to the approval of our Board of Directors on July 25, 2001 and then ratified at the general shareholders’ meeting of May 21, 2002. In accordance with the employment contract, a severance payment of €2.1 million was paid to Mr. Tirouflet on March 1, 2004. Pursuant to the employment contract, we will be obligated to pay Mr. Tirouflet an annuity following his retirement. No payments have yet been made to him in respect to the Company’s supplementary retirement plan. Based on an actuarial estimate, which takes into account Mr. Tirouflet’s seniority, the estimated present value of the annuity payments as of December 31, 2005, amounted to approximately €6.8 million.

•

Since April 7, 2005, various claims made by our shareholders have been filed—some of which are ERISA(1) claims made by company employee shareholders based on claims for, among other things, breach of fiduciary duty—against us as well as against some of our Board members and managers, in federal court in the Southern District of New York and the District of New Jersey. The U.S. judicial panel on multidistrict litigation decided on October 21, 2005 to combine these claims into a single case under the jurisdiction of the Southern District of New York. Generally, the plaintiffs are accusing the defendants of breaching certain provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, particularly in relation to releasing financial information between April 26, 2001 and March 23 or 24, 2005. The certification procedures should begin shortly and may lead to a consolidated class action suit. We believe that at this point, these proceedings are only at a preliminary phase and may not necessarily be successful. Accordingly, we have not recognized any provision.

•

On June 27, 2005, we were officially notified of the criminal investigation “against an unspecified defendant” (plainte contre X) conducted by Judges Pons and d’Huy of the financial division of the judiciary during a search carried out at our headquarters. This proceeding related to three criminal complaints being investigated jointly which were filed by shareholders against an unspecified defendant alleging various financial and accounting improprieties relating to us, including misleading financial disclosure, insider trading and abuse of corporate assets. With respect to one of the complaints that was filed as an ut singuli proceeding, we decided to join the entire criminal procedure as a party (partie civile) on January 25, 2006.

______________
(1)

Relates to litigation with respect to U.S. retirement plans, in which certain employee–shareholders contend that we have not invested in an appropriate and sufficiently prudent manner, their retirement savings plan assets, which we administer for their benefit.

Form 20 - F 2005 - Rhodia 81

Back to Contents

Commercial Litigation

Adisséo Arbitration

Following a fire at its Roches de Condrieu facility on May 22, 2003, Rhodia Eco Services Sulfurique was forced to declare force majeure in a contract with Adisséo for the supply of hydrogen sulphur. As a result, Adisséo initially asserted a claim of damages in the amount of €380,000 as a contractual penalty for the supply failure. In addition, Adisséo is seeking to enforce a contractual call option for the transfer of Rhodia Eco Services Sulfurique’s hydrogen sulphur business unit, including its activity and equipment, to Adisséo for one euro. This matter is currently in arbitration proceedings before the Association Française d’Arbitrage (“A.F.A.”). In proceedings during the fourth quarter of 2004, the plaintiff claimed additional damages, which we believe are without foundation. On November 21, 2004, we received an additional claim from Adisséo for monetary damages for losses sustained by Adisséo as a result of the fire, including lost revenues. Rhodia PPMC, the successor of Rhodia Eco Services Sulfurique in this litigation, opposes exercise of the call option as well as the grounds of Adisséo’s claim. Furthermore, on the eve of the August 30, 3005 proceedings before the Arbitral Tribunal, Rhodia PPMC learned that Adisséo’s insurers would like to voluntarily intervene in the arbitration. The Arbitral Tribunal approved the intervention by its order of November 4, 2005, while reserving its right to rule upon the validity of the subrogation and the basis of the claims. The insurers would be subrogated in the rights of Adisséo up to a maximum of their payment to indemnify the insured, which they made, due to their unilateral decisions, without prior consultation with us,in a total amount of €12 million, which thereby compensates Adisséo’s alleged operating losses of €27 million. We are contesting Adisséo’s claims on the merits and accordingly we have not recognized a provision with respect to this proceeding. The Arbitral Tribunal is expected to render its award the fourth quarter of 2006. We have not recognized any provision with respect to this matter.

Innophos litigation

On November 8, 2004, we received notification of a claim from Innophos, a portfolio company of Bain Capital, with respect to amounts claimed by the Mexican National Water Commission for water usage at an Innophos plant in Coatzacoalcos, Mexico during the period between 1998 and 2002. The total amount of the claim is 1,5 billion Mexican pesos (approximately €100 million) in fees, interest and penalties. We sold the Coatzacoalcos plant to Bain Capital in August 2004 as part of the disposal of our North American specialty phosphates business, which became Innophos, and pursuant to the agreement, gave customary indemnities as to the business sold. In order to protect our interests, we informed Bain Capital that we were assuming direct responsibility, subject to certain limitations and reservation of rights, for defending the claim made by the Mexican National Water Commission. Since then, we have worked closely with Innophos to prepare an answer, which was filed on behalf of Innophos on January 17, 2005. The amount of claim made by the Mexican National Water Commission was reduced following our request for administrative review and decided in a ruling issued on August 29, 2005, with the stipulation that the Mexican National Water Commission reserve its right to reformulate these claims if it finds it necessary to do so. The total amount of the revised claim is approximately €16.5 million. We believe there are still solid arguments in our defense and we therefore filed a motion with the court in November 2005 to have the claim dismissed in the Mexican Federal Administrative and Tax Court. We disagree with Innophos as to the scope of our contractual obligations under the representations and warranties, which we made in August 2004 when we sold our Coatzacoalcos plant to Bain Capital, as regards the Mexican National Water Commission claim. Innophos filed suit against us in this regard with the Supreme Court of the State of New York in December 2004. On June 13, 2005 the court ruled in favor of Innophos, and we filed an appeal against this decision on June 16, 2005. Based on our analysis of both cases, we have not recognized provisions with respect to either proceeding.

Laroche Industries

On January 3, 2005, upon the finalization of the sale of the Chlorap group by Laroche Industries, we signed a settlement agreement with the latter, definitively bringing to a close all litigation between the parties.

82 Form 20 - F 2005 - Rhodia

Back to Contents

KoSa France Holding

KoSa France Holding S.A.R.L. (new partner of Rhodianyl in the Butachimie Joint Venture) filed a counter-arbitration proceeding on October 1, 2004 before the Arbitration Court of the International Chamber of Commerce (the “ICC”). At the same time, an initial arbitration proceeding at the same Arbitration Court was in progress between Rhodianyl SNC and DuPont de Nemours (France) S.A.S. (its former partner in the Butachimie Joint Venture), in order to counter balance the expected ruling in the Rhodianyl/DuPont de Nemours (France) S.A.S. case. In the initial arbitration proceeding, Rhodianyl was asking the Arbitration Court to recognize the non-existence of any geographical limitations and/or material in relation to the sale, marketing export or use of the ADN produced by Butachimie. This case was decided in favor of Rhodianyl in the final ruling on June 13, 2005 (final ruling, which cannot be appealed). Under these circumstances, the main claims (principally based on the opposite claims as those made by Rhodianyl and identical to those of DuPont France in its initial arbitration) made by KoSa France Holding in the counter-arbitration proceeding – for the amount of approximately €37 million lowered to €21.5 million in January 2006, to which KoSa maintains should be added sums equaling affected sales in 2006 until the award is rendered, or alternatively a sum of €147 million – are without merit and do not appear to be admissible by the Arbitration Court of the ICC. An arbitral award should be issued in the third quarter of 2006. We have not recognized any provision with respect to this matter.

Other procedures

Securities and Exchange Board of India

We are involved in proceedings in India brought by the Securities and Exchange Board of India (“SEBI”), which is seeking to require us to launch a public tender for 20% of the shares of Albright & Wilson Chemicals India Limited (“AWCIL”), a listed subsidiary of the group formerly known as Albright & Wilson, which we acquired in 2000. AWCIL is a listed Indian subsidiary of which we now own 72.79%. We would be required to acquire shares at a price of 278 rupees per share, based on the value of those shares at the time of our acquisition of Albright & Wilson, and increased by interest accrued since 2000. An adverse decision by the SEBI would result in an increase in our holding of AWCIL from 72.79% to 92.79%. We would then be required, as a result of crossing the 90% threshold, to launch a mandatory public tender offer (or “squeeze out”) for the remaining 7.21% of the outstanding shares for the same price. In this case, we would therefore acquire all shares that we currently do not own (27.21%) for a total of approximately €7.2 million. We are contesting the SEBI’s proceeding on the merits. A final decision by the High Court of Mumbai, which is hearing the case on our appeal following an initial unfavorable judgment, is expected to occur in 2006.

Oil for food Program

Two of our subsidiaries, Rhodia Silicones and Rhodia Middle East Jordan, were named in the report of the United Nations independent investigation committee concerning the “Oil for Food Program” in Iraq. The report notes alleged illicit payments worth $1.7 million made in regard to petroleum surpluses and humanitarian aid in the context of contracts with Iraq. We are conducting an internal investigation into this matter. At this stage, we have no knowledge of wrongdoing by our management or employees.

US Department of Justice

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

Form 20 - F 2005 - Rhodia 83

Back to Contents

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

Significant procedures filed by Rhodia

The Silver Bow Site

Regarding the Silver Bow site (Montana, United States), after several unsuccessful approaches beginning in November 2003 to Aventis by us and Rhodia Inc., a formal legal notice was sent to Sanofi-Aventis on October 8, 2004, in order to claim contribution for present and future environmental clean-up costs related to the Silver Bow site. In the absence of satisfactory answer from Sanofi-Aventis, Rhodia Inc., which never operated the Silver Bow site, filed a complaint against Sanofi-Aventis and Bayer CropScience Inc. with the U.S. District Court for the District of New Jersey on December 29, 2004, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and New Jersey state law to recover clean-up costs.

The Cubatao Site

Regarding the Cubatao site (Brazil), in the absence of a satisfactory answer from Sanofi-Aventis to a formal legal notice sent on January 5, 2005, we and Rhodia Brasil filed a complaint against Sanofi-Aventis on March 15, 2005, before the Commercial Court of Sao Paulo. This claim pursues the recovery of costs unfairly borne by Rhodia Brasil and directly related to the operation by Rhône-Poulenc of this site, which was definitively closed in 1993. On March 28, 2006, Rhodia Brasil’s claim was declared inadmissible by the Commercial Court of Sao Paulo. Rhodia Brasil is currently reviewing whether or not to appeal the decision.

Environmental and Employees’ Pension Liabilities

Regarding other environmental and employees’ pension liabilities, in the absence of a satisfactory answer from Sanofi-Aventis to our formal request of preliminary conciliation sent on February 1, 2005, in respect to the dispute resolution procedure provided for by indemnification agreements concluded with Rhône-Poulenc on May 26, 1998, we officially notified Sanofi-Aventis of the launch of an arbitration procedure on April 13, 2005. We are currently claiming:

(i) regarding environmental liabilities:

-

a payment of €125 million, which corresponds to the estimated remaining net amount of all environmental costs paid or accrued as of December 31, 2004, relating to sites transferred by Rhône-Poulenc, which were not covered by either our reserves recorded at the time of our initial public offering or by payments received pursuant to the Rhône-Poulenc Environmental Indemnification Agreement;

-	an additional adequate coverage for future potential environmental liabilities relating to the Rhône-Poulenc transferred sites exceeding the amount accrued for as of December 31, 2004; and

(ii) regarding employee pension liabilities:

-

a payment of €281 million representing the total actuarial losses disclosed as of December 1998, concerning Rhône-Poulenc’s transfer of retirement plans to us, before the second offering by Rhône-Poulenc of our shares in 1999; and

-

a payment of €250 million representing the increase from December 1998 to December 2005 of actuarial losses related to Rhône-Poulenc’s French supplementary retirement plan obligations that were transferred to us as of December 31, 1997; we are also asking for additional adequate coverage from Sanofi-Aventis for all costs necessary to fully fund the transfer of such liabilities out of our accounts.

Dividend Policy

84 Form 20 - F 2005 - Rhodia

Back to Contents

The following table sets forth the total dividends paid per share and per ADS for each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

Year to which dividend related	Dividend per share(1)	Dividend per share including avoir fiscal(1)

	€	€
2001	0.12	0.18
2002	0.12	0.18
2003	—	—
2004	—	—
2005	—	—
______________
(1)	Not adjusted to reflect the issuance of new shares.

Our Board of Directors decided not to propose payment of a dividend in 2005 in respect of fiscal year 2004. The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of our Board of Directors and approval by the shareholders at the shareholders’ annual meetings. We will only be able to pay dividends if our financial performance, general business conditions and our management’s business plans permit it. In addition, certain of our financing agreements include covenants limiting our ability to declare dividends. Unconsolidated statutory net income in each fiscal year (after deduction for depreciation and provisions), as increased or reduced, as the case may be, by any income or loss of ours carried forward from prior years, less any contributions to the reserve accounts pursuant to law or to our by-laws, is available for distribution to our shareholders as dividends.

Record holders of ADSs on the dividend record date will be entitled to receive payment in full of a dividend declared in respect of the year for which it may be declared. Cash dividends payable to such holders will be paid to the depositary in euro and, subject to certain exceptions, be converted into dollars by the depositary. See “Item 10; Additional Information—Dividends” for information regarding French law considerations affecting the payment of dividends.

Any dividends paid to U.S. holders of shares or ADSs who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable U.S.-France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. See “Item 10. Additional Information—Taxation” for a summary of French and U.S. tax consequences to holders of shares or ADSs. Prospective purchasers of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

Form 20 - F 2005 - Rhodia 85

Back to Contents

Item 9. The Offer and Listing

Trading Markets

Our ordinary shares are traded on the Eurolist by Euronext™ market (Compartment A) of Euronext Paris, their principal trading market, under the ISIN code FR0000120131. In the United States, the ordinary shares trade in the form of American Depositary Shares issued by Citibank N.A. as depositary, each representing one ordinary share (the “ADSs”). Our ADSs are listed on the New York Stock Exchange where they trade under the symbol “RHA” and ADS CUSIP number 762397107.

The table below sets forth, for the periods indicated, the reported high and low last sales prices in euro for our ordinary shares on the Eurolist by Euronext™ of Euronext Paris (source: Dow Jones) and the high and low sales prices in dollars for the ADSs on the NYSE (source: Dow Jones).

	Euronext Paris price per share		NYSE price ADS

Calendar period	High	Low	High	Low

	€	€	$	$
April 2006 (through April 5)	2.21	2.12	2.68	2.57
March 2006	2.32	2.03	2.73	2.42
February 2006	2.42	2.11	2.85	2.48
January 2006	2.25	1.83	2.71	2.11
December 2005	1.82	1.56	2.50	2.01
November 2005	1.60	1.29	2.05	1.68
October 2005	1.61	1.39	2.19	1.93
2005 full year	1.82	1.06	3.12	1.60
First quarter	1.66	1.28	3.12	2.14
Second quarter	1.35	1.06	2.28	1.60
Third quarter	1.55	1.14	2.19	1.60
Fourth quarter	1.82	1.29	2.50	1.68
2004 full year	2.18	0.79	4.99	1.16
First quarter	2.18	1.22	4.99	2.70
Second quarter	1.35	0.87	3.05	1.27
Third quarter	1.00	0.79	1.52	1.16
Fourth quarter	1.55	1.10	3.00	1.62
2003	4.66	1.64	8.50	3.74
2002	6.91	3.26	11.30	5.76
2001	9.55	3.48	15.95	5.75

Stock Option and Share Grant Plans

Our stock option plans and share grant plans are described in “Item 6. Directors, Senior Management and Employees—Employee and Director Share Ownership” and in Note 34 of the Consolidated Financial Statements.

86 Form 20 - F 2005 - Rhodia

Back to Contents

Trading Practices and Procedures on Euronext Paris Markets

General

Euronext N.V. is currently comprised of Euronext Paris, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and the London International Financial Futures and Options Exchange (“LIFFE”).

Securities quoted on any of the stock exchanges participating in Euronext cash markets are traded and cleared through common Euronext platforms: NSC is the common platform for trading and Clearing 21 for clearing. LIFFE CONNECT™, the LIFFE trading platform, is already used for all Euronext futures and options. Euronext Paris S.A. has achieved the implementation of a central clearinghouse of settlement and of custody structures. However, these securities will remain listed on their respective local exchanges. As part of Euronext, Euronext Paris S.A. retains responsibility for the admission of securities to Euronext Paris’ trading markets, as well as for the regulation of these markets.

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

Euronext Paris S.A. and Eurolist by Euronext™

As from February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market “Eurolist by Euronext™” which is operated by Euronext Paris S.A.. In accordance with the rules of Euronext Paris S.A. as modified, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•	Compartment A comprises the companies with a market capitalization above 1 billion euros;
•	Compartment B comprises the companies with a market capitalization between 150 million and up to and including 1 billion euros; and
•	Compartment C comprises the companies with a capitalization below 150 million euros.

Our ordinary shares are classified in Compartment A of the Eurolist by Euronext™ market.

Euronext Paris S.A. places securities in two categories depending on their trading volume. The two categories are “Continu” (continuous trading) or “Fixing” (call auctions). Our ordinary shares are placed in the category Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be placed in Continu is 2,500 trades.

Securities listed on Eurolist by Euronext™ are traded through authorized financial institution that are members of Euronext Paris.

For Continu securities, trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. From 5:30 p.m. to 5:40 p.m., which corresponds to “trading at last phase”, transactions are executed at the closing price. Any trade of securities that occurs after a stock exchange session closes is recorded on the next Eurolist trading day at the previous session’s closing price for that security. Euronext Paris S.A. has introduced continuous electronic trading during trading hours for most actively traded securities. Euronext Paris publishes a daily official price list that includes, among other things, price information on listed securities. Trading in a security after trading hours can be effected within a range price of 1% of the closing price.

Form 20 - F 2005 - Rhodia 87

Back to Contents

Euronext Paris may temporarily reserve trading in a security listed in Continu on Eurolist by Euronext™ if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference base. Trading may be suspended for up to four minutes. The thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Euronext Paris may display an indicative trading price during such reservation period. Once trading has commenced, further suspensions for up to four minutes are also possible. Euronext Paris also may suspend trading of a security listed on Eurolist by Euronext™ in other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in exceptional cases, the Autorité des marchés financiers or AMF, the French stock exchange regulatory authority, may also request a suspension in trading.

Trades of securities listed on Eurolist by Euronext™ are settled on a cash settlement basis (“au comptant”) on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (ordre stipulé à règlement livraison différé, or “OSRD”) for a fee. The OSRD allows investors to benefit from certain leverage and other special features of the former monthly settlement market (marché à règlement mensuel). The OSRD is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million on Euronext Paris S.A. and that are cited on the list published by Euronext Paris S.A. Our shares are eligible for the OSRD service. Investors in securities eligible for OSRD service can elect on the determination date (date de liquidation), which is at the latest the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

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

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist by Euronext™ are cleared and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Purchase and Trading by Rhodia in our Own Shares

Purchase of our own shares

In accordance with French law, we may not subscribe to our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase our own shares up to 10% of our share capital in connection with a share repurchase program prospectus (note d’information). Since July 26, 2005 the obligation to obtain a visa from the AMF on the share repurchase program prospectus was suppressed. The public will now be informed of such program through a document called program description (descriptif du programme) which will be freely available to the public and publicized on the AMF’s website. In addition, we may not repurchase an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

We must hold any shares that we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

88 Form 20 - F 2005 - Rhodia

Back to Contents

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a prorata basis.

As at December 31, 2004 and December 31, 2005, we held no treasury shares.

The general shareholders’ meeting, held on June 23, 2005 authorized the Board of Directors to repurchase and dispose of up to 10% of the share capital of our Company at a maximum purchase price of €3 per share. This authorization was given for an 18 month period.

Under the authorization granted by the shareholders, the Board of Directors may proceed with repurchases in order to:

•	provide shares to the employees and executives of our Group under a profit-sharing, stock option plan or share grant plan;
•	remit shares upon exercise of rights attached to securities granting access to our share capital;
•	deliver shares in payment or exchange in the case of an external growth transaction;
•	stimulate the market of our shares by means of a liquidity contract with an independent investment firm with a code of business ethics recognized by the AMF; and
•	proceed with any other operation compliant with AMF market practice rules and, more generally, any other operation compliant with French law.

To date the Board of Directors has not implemented any repurchase program and no share repurchase program prospectus (note d’information) has been prepared nor filed with the AMF.

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

Form 20 - F 2005 - Rhodia 89

Back to Contents

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

Item 10. Additional Information

By-laws

We are a société anonyme, a form of French corporation, incorporated under the laws of France.

Our registered office is located at: Immeuble Cœur Défense, Tour A, 110 Esplanade Charles de Gaulle – 92400 Courbevoie. We are registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. For more information about the Company, please see “Item 4. Information About Rhodia—Corporate History”.

The information below is a summary of the material information concerning our share capital, together with material provisions of applicable French law and of our by-laws (statuts), as amended on December 20, 2005. An unofficial English translation of the by-laws is included as an exhibit to this Annual Report. You may obtain copies of our statuts in French at our registered office. Please refer to those full documents for additional details.

Board of Directors

For a discussion of Directors’ powers under French law and our by-laws, see “Item 6. Directors, Senior Management and Employees—Board of Directors, Chairman and/or Chief Executive Officer”.

Shareholders’ Meetings and Voting Rights

In accordance with French law, there are three types of shareholders’ general meetings: ordinary, extraordinary and special.

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

90 Form 20 - F 2005 - Rhodia

Back to Contents

Special meetings of shareholders of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights attached to such category of shares or for any modification of the terms of such securities giving access to the Company’s share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual Ordinary General Meetings

French law requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual and Consolidated Financial Statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). Our Board of Directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If our Board of Directors fails to convene a shareholders’ meeting, our statutory independent auditors may call the meeting. In the event of a bankruptcy the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent to convene a shareholders’ meeting:

•	any interested party, including the Workers Committee in the event of emergency;
•

one or more shareholders holding together more than 5% of the share capital, or certain duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 5% of the voting rights of our Company; and

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of controlling block of shares.

Notice of shareholder’s meetings

Annual shareholders’ meetings are called in accordance with French Law for the holders of fully paid-up stock, regardless of the number of shares they own on the date of the meeting. In accordance with French law, we must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion) published in the Bulletin des annonces légales obligatoires (the “BALO”). Such preliminary notice is usually first sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of meeting, the preliminary agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by proxy.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. A notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of publication of the final notice in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered as well as in the BALO, with prior notice to the AMF.

Typically, shareholders can only vote on matters included in the agenda for the meeting. However, shareholders may vote on the dismissal of Directors under certain circumstances and on certain miscellaneous matters even if they are not included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be submitted to the Board of Directors within ten days of the publication of the preliminary notice in the BALO by one or several shareholders holding a specified percentage of our share capital, by the “Workers Committee (Comité d’entreprise)”, or by a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 5% of our voting rights. The Board of Directors must submit these resolutions to a vote of the shareholders.

Form 20 - F 2005 - Rhodia 91

Back to Contents

In addition to rights to certain information regarding our Company, any shareholders may, from the publication of the final notice to convene the shareholders’ meeting until the date of the meeting, submit to our Board of Directors written questions relating to the agenda for the meeting. Our Board of Directors must respond to such questions during the general meeting.

Attendance and voting at shareholders’ meeting

Each share confers on the shareholders the right to one vote. Participation of shareholders at a shareholders’ meeting is not restricted in any way. Pursuant to our by-laws, a shareholder does not need to have a minimum number of shares in order to be able to attend or be represented at a general meeting or to vote by videoconference or any other means of telecommunication which allows the shareholders to be identified.

Under French law, shares of a company held by entities controlled directly or indirectly by that Company are not entitled to voting rights and are not counted for quorum and majority purposes.

Pursuant to our by-laws, holders of registered shares may participate in a general meeting only if they are registered in a shareholder account maintained by us, or by Société Générale, service relations sociétés émettrices, assemblées générales, BP 81236, 32, rue du Champ de Tir, 44312 Nantes Cedex 3, France, acting as financial intermediary appointed by us, at least two days before the meeting. A holder of bearer shares must obtain a certificate (certificat d’immobilisation) from the financial intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must indicate that these shares are not transferable until the time fixed for the meeting. Pursuant to our by-laws, the shareholder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting.

Our by-laws provide that shareholders may participate in and vote at any general or special meetings by video-conference or any other electronic means of telecommunication or remote transmission that permits their identification under the conditions provided for by applicable regulations and pursuant to terms defined by the Board of Directors. Shareholders are thus deemed present at these meetings for the calculation of quorum and majority.

Proxies and votes by mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person, by proxy or by mail or, if provided for by the by-laws and decided by the Board of Directors, by video-conference. As mentioned above, our by-laws provide for the possibility of participation by video-conference or any other means of telecommunication that allows the shareholders to be identified. Shareholders’ votes are counted in proportion to the number of shares they hold.

We will send proxy forms and postal vote forms to any shareholder on request. In order to be counted, the completed form must be returned at our registered office or at any other address indicated on the notice convening the meeting, no later than two days prior to the date of the general meeting pursuant to our by-laws. French law and our by-laws provide that shareholders may send their proxy form and postal vote form for any general meetings either in paper form or, subject to a prior decision of the Board of Directors published in the preliminary notice of meeting and final notice, by remote transmission.

A shareholder may grant a proxy to his or her spouse, to another shareholder, or, if the shareholder is a corporation, to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed to by our Board of Directors and against all others.

92 Form 20 - F 2005 - Rhodia

Back to Contents

Representation of non-French residents

Pursuant to French law, a shareholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “Form, holding and transfer of shares—Holding of shares”) if:

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

Quorum

Under French law, a quorum requires the presence, in person, by mail or by proxy, or by any means including remote data transmission, in accordance with applicable laws and our by-laws, of shareholders holding at least (i) 20% of the shares entitled to vote, in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums, (ii) 25% of the shares entitled to vote, in the case of any other extraordinary general meeting, or (iii) 331/3% of the shares entitled to vote in the case of any special meeting. The quorum required for an ordinary, extraordinary or special shareholders’ meeting was recently reduced by a French law dated July 26, 2005.

If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened. However, when an extraordinary general meeting or a special meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering an increase in our share capital through incorporation of reserves, profits or share premiums. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

Approval of any resolution at an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums requires a simple majority of the votes cast. Approval of any other resolution at an extraordinary general meeting requires a two-thirds majority of the votes cast. Notwithstanding these rules, any proposal to increase shareholders’ liabilities requires a unanimous vote. Abstention from voting by those present in person or represented by proxy or voting by mail counts as a vote against any resolution submitted to a vote.

In general, and pursuant to our by-laws each of our shareholders is entitled to one vote per share, subject to the limitations described above and under “Requirements for Holdings Exceeding Certain Percentages” below.

Under French law, any of our shares held by us or by entities controlled directly or indirectly by us have no voting rights and do not count for quorum or majority purposes.

Form 20 - F 2005 - Rhodia 93

Back to Contents

Financial Statements and Other Communications with shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our Annual Report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

French corporate law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the Company.

Pursuant to the French Financial Security Law of August 1, 2003, the Chairman of our Board prepared a special report to the annual general shareholders’ meeting regarding the terms of preparation and organization of the workings of our Board of Directors, the terms of internal controls procedures implemented by our Company and the restrictions, if any, that our Board of Directors has placed on powers granted to the Chief Executive Officer (Directeur général). More precisely, this report describes our internal control objectives, the organization of internal control participants and internal control procedures in place. This report will be presented to the combined extraordinary and ordinary shareholders’ meeting of April 28, 2006.

Dividends

We may only distribute dividends to our shareholders from our stand-alone net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our by-laws.

Legal reserve

French law provides that French sociétés anonymes such as our Company must allocate 5% of their unconsolidated statutory net profits in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in that fund equals 10% of the aggregate nominal amount of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. The legal reserve constitutes a legal guarantee for third party dealing with us and, in this respect, they may not be distributed to shareholders, nor used by us to purchase treasury shares. In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve. At December 31, 2005, our legal reserve was approximately €32 million.

Approval of dividends

Upon recommendation of our Board of Directors, our shareholders may at the annual general meeting decide to allocate all or part of distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Our Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders.

We must distribute dividends to our shareholders pro rata according to their shareholdings.

Interim dividends

In addition, if we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our Board of Directors may distribute interim dividends, to the extent of the distributable income without shareholder approval, subject to French corporate law and regulations.

94 Form 20 - F 2005 - Rhodia

Back to Contents

Option to receive dividends in shares

In addition, our by-laws authorize our shareholders, in an ordinary general meeting, to authorize the grant to each holder of an option to receive all or part of any annual or interim dividends in either cash or in our shares. For dividends or interim dividends paid in shares, prior authorization by a shareholders’ meeting is required.

Timing of payment of dividends

The actual dividend payment date is decided by our shareholders at an ordinary general meeting or by our Board of Directors, if no decision is taken by our shareholders. We must pay any dividends within nine months of the end of our fiscal year. Dividends not claimed within five years of the date of payment revert to the French State.

Increases in Share Capital

Pursuant to French law, we may increase our share capital only with our shareholders’ approval at an extraordinary general meeting. We may increase our share capital by issuing common or preferred shares, by issuing a new class of equity securities or by increasing the nominal value of our existing shares. Increases in share capital by issuing common or preferred shares may be effected by issuing such securities:

•	for cash;
•	subject to certain conditions, in satisfaction of our indebtedness;
•	for assets contributed in kind;
•	by capitalization of our profits, reserves or share premiums, in which case additional shares will be issued and delivered to our shareholders free of charge;
•	upon conversion, exchange or redemption of debt securities previously issued; or
•	upon the exercise of any such rights attached to securities giving rights to common or preferred shares including warrants or options shares.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases affected by an increase in the nominal value of shares require unanimous approval by the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “Shareholders’ meetings and voting rights”.

Since the ordinance No. 2004-604 of June 24, 2004, the shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in our share capital to the Board of Directors. The Board of Directors may further delegate this right to the Chief Executive Officer and with his agreement, to one or several Directeurs généraux délégués.

Under French law, each time shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except when the increase in share capital results from an earlier issue of securities giving rights to shares), they must decide whether or not to proceed with a capital increase reserved to the employees of the Company and its subsidiaries or, on whether or not to delegate to the Board of Directors the authority or powers to carry out such reserved capital increase.

Form 20 - F 2005 - Rhodia 95

Back to Contents

Decreases in Share Capital

According to French law, we may decrease our share capital only with our shareholders’ approval at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. There are two ways by which we may reduce our share capital: by decreasing the nominal value of our outstanding shares or by reducing the number of outstanding shares. We may reduce the number of outstanding shares either by exchanging shares or, if the reduction is not due to losses incurred by us, by repurchasing and canceling shares. Holders of each class of shares must be treated equally unless each affected holder agrees otherwise.

Preferential Subscription Rights of shareholders

Under French law, current shareholders have preferential subscription rights to subscribe on a pro rata basis for issuances of new shares or other securities giving rights, to our share capital issued by us for cash. These preferential subscription rights require us to give priority treatment to our shareholders. Shareholders may waive their preferential rights in respect of a particular offering, either individually or as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights, if they have not previously waived these rights. Also, during this period, preferential subscription rights may be listed on Euronext Paris or any relevant stock exchange.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that our Board of Directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders may also decide at an extraordinary general meeting to give existing shareholders a non transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time set by French law, or to delegate to the Board of Directors the power to provide for such priority right. Shareholders may also notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

For additional information, see “Item 3. Key Information—Risk Factors—Risks Related to our Shares and to our ADSs”.

Ownership of ADSs or Shares by Non-French Residents

Under French law, there is no limitation on the right of non-French residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable (prior authorization) prior to acquiring a controlling interest in a French company.

However, pursuant to the French decree No. 2003 196 of March 7, 2003, the acquirer/investor must file a déclaration administrative (administrative notice) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company’s share capital or voting rights is regarded as a direct investment subject to a déclaration administrative.

96 Form 20 - F 2005 - Rhodia

Back to Contents

Form, Holding and Transfer of Shares

Form of shares

Our by-laws provide that our shares may, at the shareholder’s option, be held either (i) in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution, or (ii) in registered form in its name in an account maintained by Société Générale for us and on our behalf. Shareholders may, at their own choosing and expense, change from one form of holding to the other.

Holding of shares

In accordance with French law concerning the dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France S.A. (“Euroclear”) with respect to all shares in registered form, which is administered by Société Générale acting on our behalf as our agent. In addition, we maintain separate accounts in the name of each shareholder either directly or through the holder’s accredited intermediary. Each shareholder’s account shows the name of the holder and the number of shares held and shows whether shares are held through an accredited intermediary. Société Générale, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the holder’s account. However, these confirmations are not documents of title.

Shares held in bearer form are held on the holder’s behalf in an account maintained by an accredited intermediary and are registered in an account maintained by such accredited intermediary with Euroclear, which is separate from our share account with Euroclear. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. If this alternative is adopted, the shares are referred to as being in bearer form, although no bearer document of title is issued by us or on our behalf with respect to them. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear.

Our by-laws permit us to request at any time that Euroclear provide us, among other things, with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held and if applicable, the restrictions relating to such securities.

In addition, according to French law, shares held by any non-French resident may be held in a collective account or in several individual accounts by an intermediary acting on the holder’s behalf. The intermediary must declare that it is acting as an intermediary and may be requested by us to provide the identity of the shareholders on whose behalf it is acting.

Transfer of shares

Our by-laws do not contain any restrictions relating to the transfer of shares, other than those provided for by French law and regulations.

Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be inscribed in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary with respect to shares held in bearer form (“au porteur”) or in administered registered form (“au nominatif administré”) and to Société Générale with respect to shares held in pure registered form (“au nominatif pur”).

A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless a transfer instrument has been executed in France.

Form 20 - F 2005 - Rhodia 97

Back to Contents

Identification of shareholders

Our by-laws permit, in accordance with applicable legislation, the use of a procedure known as titres au porteur identifiables, according to which Euroclear (or any clearing agent that may replace Euroclear) will, upon our request at any time, disclose all or selected information regarding our shareholders, including name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of shares or securities that have or may in the future have a voting right held by such holder that have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that may apply to these shares or securities.

Pursuant to applicable law, the accredited intermediary that holds shares or securities in bearer form on behalf of a shareholder must transmit the above requested information to Euroclear within 10 business days following the request. If the time limit is not complied with or if the information is inaccurate or incomplete, Euroclear may ask the President of the Tribunal de Grande Instance (Civil Court) to compel the accredited intermediary to comply with its duties. Within five days after such transmission, Euroclear provides the information to us on a confidential basis.

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

If the person does not transmit the above requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the owners of our securities, the voting rights of the shares or the securities giving immediate or future access to our share capital for which such person is registered cannot be exercised until such date as such information has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date. In addition, if the person knowingly fails to comply with the obligation to disclose the identity of the relevant security owner, a court may, at our request or at the request of one or several shareholders representing at least 5% of our share capital, deprive some or all the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

According to French law, and notwithstanding any other obligation to report holdings exceeding certain percentages, any entity holding more than 2.5% of our share capital or voting rights must disclose, upon our request, the identity of any individual or entity holding, directly or indirectly, more than 1/3 of its share capital or voting rights attached hereto.

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that directly or indirectly becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 331/3, 50%, 662/3%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our Company, or whose holdings fall below any of these thresholds, must notify us within 5 trading days of crossing the threshold of the number of shares and voting rights it holds. The individual or entity also must notify the AMF within 5 trading days of crossing any of these thresholds. A holder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The shareholder will not regain these voting rights until 2 years following the date that it notifies the AMF of having crossed this threshold. Also, a shareholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to 5 years by the commercial court at the request of our Chairman, any of our shareholders or the AMF, or may be subject to criminal penalties and fines.

98 Form 20 - F 2005 - Rhodia

Back to Contents

In addition, our by-laws provide that any individual or legal entity that comes to acquire, acting alone or jointly with others, directly or indirectly, 0.5%, or any multiple of 0.5% up to 50%, of (i) the total number of our shares and/or voting rights at the time of the acquisition; (ii) the total number of our shares and/or voting rights on a fully diluted basis; or (iii) any class of other securities giving access immediately or subsequently to our capital or voting rights must notify us within 5 trading days by registered mail incorporating a proof of delivery slip, of the total number of current and potential shares and voting rights it holds. The shareholder will also indicate the date of acquisition of such securities. The same notification requirement applies to each subsequent increase and to any decrease in ownership of 0.5% or any multiple of 0.5%. Mutual fund management companies must report this information for the aggregate number of our voting rights attached to our shares held by the funds they manage.

If a person does not comply with this statutory notification requirement, one or more shareholders having 0.5% or more of our share capital may, upon request recorded in the minutes of the shareholders’ meeting, require the suspension of the voting rights attached to the shares or the securities in excess of the relevant threshold for 2 years following the date on which the owner complies with the notification requirement. This loss of voting rights for securities giving access to our share capital shall only be effective as of the date of ownership of said capital. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to 5 years by the Commercial Court at the request of our Chairman, any shareholder or the AMF and may be deprived of dividends. In addition, in case of failure to comply with the above-defined notification requirement, and pursuant to an opinion issued by the AMF, a criminal procedure may be initiated against any person or any director or president of a legal entity subject to said notification requirement, according to which such persons may be convicted to a €18,000 fine.

Under French law, any person or persons, acting alone or in concert with others, who acquire more than 10% or 20% of our outstanding share capital or our voting rights, either through shares or ADSs, must fill a report within ten trading days following the threshold crossing to us and the AMF. In this report, the acquirer must indicate whether or not he intends, within the 12-month period following the acquisition, to increase his shareholdings and to request nomination on our Board of Directors and whether they are acting in concert with others. The AMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding threshold crossings described above.

To permit shareholders to give the notice required by French law, we must publish pursuant to our by-laws, information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of our annual general meeting in the BALO within 15 calendar days after this meeting and inform the AMF thereof. Under French law, every month, we must also notify the AMF of, and publish, the total number of voting rights and shares of our share capital if the number of available voting rights and shares so notified has changed compared with the last published information. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to Citibank, our ADS depositary bank, notifications regarding shares represented by ADRs and Citibank will forward the notification to us and the AMF as soon as practicable.

Under the regulations of the AMF and subject to its limited exemptions, any person or persons acting in concert who come to own more than 331/3 of the share capital or voting rights of Rhodia must initiate a public tender offer for the balance of our share capital and for the balance of the securities giving access to our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Purchase of our Own Shares

Under the French Commercial Code, we may not issue shares to ourselves. However, we may purchase our own shares in the limited cases described in “Item 9. The Offer and Listing—Purchase and Trading by Rhodia in Its Own Shares”.

Form 20 - F 2005 - Rhodia 99

Back to Contents

French Insolvency Laws

Rhodia S.A. is incorporated in France and, consequently, any insolvency proceeding involving Rhodia would proceed under the laws of France. In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. A law dated July 26, 2005 reforming French insolvency proceedings was adopted by the French Parliament (Loi n° 2005-845 du 26 juillet 2005 de sauvegarde des entreprises). This law came into effect on January 1, 2006 and applies to all procedures started as of January 1, 2006. The description of French insolvency legislation below is based on currently applicable law.

Pursuant to article 1244-1 of the French Civil Code (Code civil), French courts may order the deferral or otherwise reschedule over a maximum period of two years the payment obligations of the debtor. In addition, pursuant to article 1244-1, French courts may order that any such deferred or rescheduled amounts bear interest at a lower rate than the contractual rate (yet not lower than the minimum statutory rate) and/or that payments be first allocated to the repayment of the principal rather than interest. A court order rendered under article 1244-1 of the French Civil Code in respect of one or more creditors will automatically stay any pending enforcement proceedings initiated by such creditors against the debtor and any contractual penalties for late payment will not accrue or be due during the period set by the court.

A company may, provided it faces actual or foreseeable difficulties of a legal, economic or financial nature and so long as it has not been insolvent for more than 45 days (as define by the French insolvency test of cessation des paiements, under which the company cannot pay its outstanding debts out of its available assets), petition for conciliation proceedings (formerly voluntary arrangement - règlement amiable). This procedure will result in the appointment of a conciliator in charge of supervising and facilitating a rescheduling agreement.

Conciliation proceedings may last up to five months. A company’s creditors may continue to pursue any legal proceedings against it during the conciliation phase. When such creditors pursue the company during conciliation proceedings, the company will have the possibility to ask the judge to defer or reschedule its payment obligations pursuant to article 1244-1 and according to the French Civil Code. The aim of conciliation proceedings is to facilitate the conclusion of an amicable restructuring between the company and its principal creditors as well as its usual contract partners. Where an agreement reached by means of a conciliation procedure is approved by a court ratification order (homologation) and which can only be requested by the debtor, creditors providing additional capital to support the debtor’s attempt to recover will be privileged in the event of subsequent insolvency or liquidation proceedings. As an alternative to the approval procedure, the parties may request, by means of a joint application, that the court recognize (constatation) the conciliation agreement. However, an agreement that is recognized will not allow creditors to benefit from the above-mentioned privilege.

When conciliation proceedings fail, the judge terminates the conciliator’s mission. If the debtor is not insolvent at the time, the debtor will have the choice of initiating safeguard proceedings. On the contrary, if the debtor is insolvent, the judge will initiate reorganization or liquidation proceedings.

The 2005 French Insolvency Law introduced a new procedure called “safeguard proceedings” (procédure de sauvegarde). The main objectives of this procedure are to permit the survival of the company as a going concern, to preserve employment and to discharge the liabilities of the company. The company, to the exclusion of its creditors, can only initiate this procedure provided it does not meet the French insolvency test of cessation des paiements. The company should be facing difficulties that could lead to an insolvency situation in order to trigger safeguard proceedings. These proceedings are governed by the same rules as the reorganization proceedings (as described hereafter). Two creditors’ committees (one for main suppliers, one for credit institutions) are set up for large companies (more than 150 employees or €20m in turnover) and should be consulted on the safeguard plan (as well as on the reorganization plan in the case of reorganization proceedings) drafted by the debtor’s management during the observation period, which may last up to a maximum of 12 months (except in rare cases where the attorney general may ask for further postponement).

100 Form 20 - F 2005 - Rhodia

Back to Contents

The safeguard procedure has two possible outcomes, (i) the adoption of the safeguard plan and as a consequence, the continuation of the business of the company. The plan may also provide for the cessation or the sale of part of the business of the company, if it is considered necessary for the reorganization of the company. (ii) If the preparation of a safeguard plan is impossible and the safeguard procedure fails, the court may either order the cessation of part of the business, reorganization or liquidation. If during the performance of the plan, the debtor becomes insolvent, it can commence reorganization or liquidation proceedings depending on the likelihood of the company recovering.

When a company is in a situation where it is unable to pay its outstanding debts from its available assets, it is required to petition for bankruptcy within 45 days from the beginning of its insolvency. If it does not, directors and, as the case may be, de facto managers are subject to civil liability. The proceedings may also be initiated by the creditors, the public prosecutor or by the court on its own initiative. As seen above, two creditors’ committees could be set up and should be consulted on the reorganization plan.

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

The date upon which the debtor becomes unable to pay its debts, the date of suspension of payments (date de cessation des paiements), is deemed to be the date of the court order commencing bankruptcy proceedings. However, in this or a subsequent order, the court may set the date of suspension of payments at an earlier date of up to 18 months prior to the court order commencing bankruptcy proceedings. The date of suspension of payments is important because it marks the beginning of the suspect period (période suspecte). Certain transactions entered into by the debtor during the suspect period are, by law, void or voidable.

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

Voidable transactions include transactions or payments made when due after the date of suspension of payments, if the party dealing with the debtor knew of the suspension of payments. Transactions relating to the transfer of assets for no consideration are also voidable when realized during the six-month period prior to the beginning of the suspect period. Notice made to third parties shareholders (avis à tiers détenteur), seizures to allocate (saisie-attribution), oppositions, made after the date of suspension of payments, will also be voidable.

As a general rule, creditors domiciled in France whose debts arose prior to the commencement of bankruptcy proceedings must file a claim with the creditors’ representative within two months of the publication of the court order in the Official Bulletin of Civil and Commercial Announcements (Bulletin officiel des annonces civiles et commerciales); this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims during the relevant period are barred from receiving distributions made in connection with the bankruptcy proceedings and their unasserted claims are extinguished. Employees are not subject to such limitations and are preferential creditors under French law. Since January 1, 2006 this rule also applies to creditors whose debts arose after the commencement of bankruptcy proceedings and which were not intended for the needs of the proceedings, or the observation period, or as a consideration of a contribution provided to the debtor for its professional activity.

From the date of the court order commencing the bankruptcy proceedings, the debtor is prohibited from paying outstanding debts prior to this date, subject to specified exceptions which essentially cover the set-off of related debts and payments, authorized by the bankruptcy judge, made to recover assets for which recovery is justified by the continued operation of the business. During this

Form 20 - F 2005 - Rhodia 101

Back to Contents

period, creditors may not pursue any individual legal action against the debtor with respect to any claim arising prior to the court order commencing the bankruptcy proceedings if the objective of such legal action is:

•	to obtain an order for or payment of a sum of money by the debtor to the creditor (however, the creditor may require that a court determine the amount due);
•	to terminate or cancel a contract for non-payment of amounts owed by the creditor; or
•	to enforce the creditor’s rights against any assets of the debtor.

Contractual provisions such as those contained in indentures that would accelerate the payment of the debtor’s obligations upon the opening of certain bankruptcy proceedings are not enforceable under French law.

The administrator may terminate or continue executory contracts provided that the debtor fully performs its post-petition contractual obligations.

If the court orders a judicial reorganization, it can set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent and it can reschedule the payment of debts owed by the debtor.

French bankruptcy law assigns priority to the payment of certain preferential creditors, including employees, the bankruptcy court, officials appointed by the bankruptcy court as required by the regulations relating to bankruptcy proceedings, post-petition creditors, certain secured creditors essentially in the event of liquidation and the French Treasury.

Material Contracts

We have not entered into any material contracts other than those entered into the ordinary course of business, during the past two years.

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

102 Form 20 - F 2005 - Rhodia

Back to Contents

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the applicable laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or to different interpretations. If you are considering buying our shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

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

French Withholding Tax

Under French domestic law, dividends paid to shareholders who are not residents in France are normally subject to a 25%. Under most tax treaties entered into between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. The shareholder can generally subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

French Tax Credit

A tax credit known as the avoir fiscal was previously attached to certain distributions from French companies. Such avoir fiscal was, subject to certain conditions, transferred to certain non-French tax residents receiving dividends from a French company. The French Budget Law abolished this tax credit for 2004.

With respect to dividends paid as of January 1, 2005, French individual shareholders are now entitled, to a new tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to this newly implemented tax credit.

Under French law, non-residents are not eligible for the benefit of the French tax credits (including from 2005 on, the new tax credit).

However, certain tax treaties provided for a refund of the avoir fiscal or similar tax credit to certain non-residents. Due to these tax treaties, individual shareholders that are residents of countries that have signed the above-mentioned treaties may be entitled to a refund of the new tax credit replacing the avoir fiscal.

Form 20 - F 2005 - Rhodia 103

Back to Contents

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
•

a refund of the avoir fiscal (when this was still available) which should open the possibility of a refund of the new tax credit (net of applicable withholding tax), to the extent such tax credits are available.

Dividends to be paid from 2005 onwards. As to dividends to be paid from 2005 onwards to non-French resident shareholders benefiting from the provisions of a tax treaty (regardless of whether such treaty provides for the refund of the avoir fiscal), they should generally continue to be subject, on the date of payment of the dividend, to the withholding tax at the lower rate provided for by such tax treaty (rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate), provided, however, that these non-residents establish their entitlement to such lower rate before the date of payment of the dividend by providing us with a certificate (the Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a non-resident does not file the Certificate before the dividend payment date, we shall withhold French withholding tax at the rate of 25%. Such non-resident will be entitled to claim a refund of the excess withholding tax by completing and providing the French tax authorities with the relevant form before December 31 of the second year following the year during which the dividend is paid.

Non-resident individual shareholders that benefit from a tax treaty which provides for the refund of the avoir fiscal (which they were entitled to for dividends paid until January 1, 2005), will be entitled to the refund of this new tax credit available to French resident individual shareholders since January 1, 2005 with respect to distributions paid from 2005 onwards (French tax authorities Administrative Guidelines 5 I-2-05 dated August 11, 2005).

Estate and gift tax

France imposes estate and gift tax when an individual or entity acquires shares of a French company by way of inheritance or gift. The tax applies without regard to the residence of the transferor or transferee. However, France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

104 Form 20 - F 2005 - Rhodia

Back to Contents

Wealth tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, on your Rhodia shares if both of the following apply to you:

•	you are not a French resident for French tax purposes; and
•	you own less than 10% of our share capital, either directly or indirectly, and your shares do not enable you to exercise influence on us.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements apply to you.

Taxation of U.S. Holders of Shares or ADSs

The following is a general summary of certain material U.S. federal income and French tax consequences to U.S. holders of owning and disposing of our shares or ADSs. You will be a U.S. holder if you are the beneficial owner of Rhodia shares or ADSs and all of the following six points apply to you:

1)	you own (directly, indirectly or through attribution) less than 10% of the outstanding share capital or voting stock of Rhodia;
2)	you are any one of (a), (b), (c) or (d) below and you or the beneficiaries are subject to U.S. federal income taxation on a net income basis:
a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
b)

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

c)	an estate whose income is subject to U.S. federal income tax regardless of its source, or
d)

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

Form 20 - F 2005 - Rhodia 105

Back to Contents

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

Generally, if you are an eligible U.S. holder, we have withheld tax from your dividends paid in 2004 at the reduced rate of 15%, provided that you established that you were a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

1)	you completed French Treasury Form RF1 A EU-No. 5052 and sent it to the French tax authorities before the date of payment of the dividend;
2)

if you could not complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you completed a simplified certificate and sent it to the French tax authorities. This simplified certificate must have stated all of the following five points:

a)	you are a resident of the United States for the purposes of the U.S.-France tax treaty,
b)	your ownership of the shares or ADSs was not effectively connected with a permanent establishment or a fixed base in France,
c)	you owned all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,
d)	you fulfilled all of the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal, and
e)	you claimed the reduced rate of withholding tax and payment of the avoir fiscal.

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

106 Form 20 - F 2005 - Rhodia

Back to Contents

Please note that if an eligible U.S. holder failed to file a completed Form RF1 A EU-No. 5052 or simplified certificate before the dividend payment date, he or she may claim, until December 31, 2005, the refund of the avoir fiscal attached to dividends paid in 2004, by completing and providing the French tax authorities with the Form RF1 A EU-No. 5052. Please note further that U.S. holders other than eligible U.S. holders should obtain a refund of the précompte attached to dividends we paid in 2004 if they filed Treasury Form RF1 B EU 5053 prior to January 1, 2005.

Any avoir fiscal and any French withholding tax refunds of excess withholding tax are generally expected to be paid within 12 months after you file the Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

Dividends to be paid from 2005 on. Dividends paid from 2005 on to U.S. holders benefiting from the reduced rate of the dividend withholding tax under the U.S.-France tax treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. holder provides before the dividend payment date a residency certificate (the “Certificate”) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J 1 05, dated February 25, 2005.

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

Finally, it should be noted, as regards the new tax credit available to French resident individual shareholders since January 1, 2005, that the French tax authorities have not issued guidelines yet to confirm whether non-resident individual shareholders that benefit from a tax treaty which provides for the refund of the avoir fiscal, as are individual U.S. holders, will be entitled to the refund of this new tax credit described under French taxation of shares above with respect to distributions paid from 2005 on.

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

Form 20 - F 2005 - Rhodia 107

Back to Contents

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

Certain U.S. holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France tax treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares or ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. You are urged to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular situation and regarding the computation of your foreign tax credit with respect to any qualified dividend income paid by us, as applicable.

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

108 Form 20 - F 2005 - Rhodia

Back to Contents

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

Form 20 - F 2005 - Rhodia 109

Back to Contents

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

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the applicable laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or to different interpretations. You should consult your own tax advisor about the potential tax effects of owning or disposing of Notes in your particular situation.

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

110 Form 20 - F 2005 - Rhodia

Back to Contents

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

You will be a “U.S. holder” if you are the beneficial owner of Notes and are:

a)	a citizen or individual resident of the United States for U.S. federal income tax purposes;
b)

a corporation or certain other entities taxable as corporations for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

c)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
d)

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

Form 20 - F 2005 - Rhodia 111

Back to Contents

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

Interest on 2004 Discount Notes

The 2004 Discount Notes will be considered to have been issued with original issue discount (“OID”) as such term is defined in the Code and specified Treasury Regulations issued thereunder. For U.S. federal income tax purposes, OID with respect to the Notes is the excess of the stated redemption price at maturity of a 2004 Discount Note over the issue price. The issue price of a 2004 Discount Note is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the 2004 Discount Notes was sold for money. The stated redemption price at maturity of a 2004 Discount Note is the sum of all payments provided by the terms of the 2004 Discount Note other than qualified stated interest payments. The term qualified stated interest generally means stated interest that is unconditionally payable in cash or property (other than our debt instruments) at least annually at a single fixed rate.

Payments of qualified stated interest on a Note will be includible in the gross income of a U.S. holder as ordinary interest income at the time the interest is received or accrued, depending on the U.S. holder’s method of accounting for U.S. tax purposes.

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

112 Form 20 - F 2005 - Rhodia

Back to Contents

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

A U.S. holder of a 2004 Discount Note must include OID as ordinary income for U.S. federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. holder’s regular method of tax accounting. In general, the amount of OID included in income by the initial U.S. holder of a 2004 Discount Note is the sum of the daily portions of OID with respect to such 2004 Discount Note for each day during the taxable year (or portion of the taxable year) on which the U.S. holder held the 2004 Discount Note. The daily portion of OID on any 2004 Discount Note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. An accrual period may be of any length and the accrual periods may vary in length over the term of the 2004 Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or final day of an accrual period. The amount of OID allocable to each accrual period generally is equal to the difference between (i) the product of the 2004 Discount Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The adjusted issue price of a 2004 Discount Note at the beginning of any accrual period is the sum of the issue price of the 2004 Discount Note plus the amount of OID allocable to all prior periods minus the amount of any prior payments on the 2004 Discount Note that were not qualified stated interest payments. Under these rules, U.S. holders generally will have to include in taxable income increasingly greater amounts of OID in successive accrual periods.

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

U.S. holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity relating to a 2004 Discount Note by contacting the Director of Financial Communications of Rhodia at Cœur Défense - 110, esplanade Charles de Gaulle, 92931 Paris La Défense Cedex, (telephone: +33-1-5356-6464).

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

Form 20 - F 2005 - Rhodia 113

Back to Contents

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

114 Form 20 - F 2005 - Rhodia

Back to Contents

You should consult your tax advisor in this regard. Any election to amortize bond premium will apply to Notes held by you at the beginning of the first taxable year to which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. If you elect to amortize bond premium, you must reduce your tax basis in the Notes by the amount of the premium amortized. If you do not make the election to amortize the bond premium, the bond premium generally will decrease the gain or increase the loss otherwise recognized upon a taxable disposition of the Note.

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

Form 20 - F 2005 - Rhodia 115

Back to Contents

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

Receipt of euro

A U.S. holder of Euro Notes may receive euros from us in payment for interest or principal. The tax basis of any euro amount received by a U.S. holder generally will equal the U.S. dollar equivalent of such euros at the spot rate on the date the euro amount is received. Upon any subsequent exchange of euros for U.S. dollars, you generally will recognize foreign currency gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the euros. Upon any subsequent exchange of euros for property (including non-U.S. property), you generally will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the euros exchanged for such property based on the U.S. dollar spot rate for euros on the date of the exchange and your tax basis in the euros so exchanged. Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

116 Form 20 - F 2005 - Rhodia

Back to Contents

Documents on Display

Our Articles of Association, the minutes of our annual general meetings of shareholders, reports of the auditors and other corporate documentation may be consulted by the shareholders and any other individual authorized to attend the meetings at our registered office.

You may review a copy of our filings with the U.S. Securities and Exchange Commission (the “SEC”), including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described above or through the Internet at http://www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

In addition, material filed by us with the SEC can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of The Bank of New York, as New York Share Registrar, at One Wall Street, New York, NY 10286 (telephone: 1-888-269-2377).

Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

The information below is based on certain assumptions and expectations that, by their nature, may prove to be incorrect, particularly due to changes in foreign exchange rates and interest rates, and changes in our exposure to these risks. See “Item 3. Key Information – Risk Factors.”

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

The proportion of our operating expenses generated in the euro zone exceeds the proportion of our revenue generated in this zone. As a consequence, our operating results are structurally exposed to fluctuations in the euro against the other main currencies. This structural imbalance is beneficial for our operating earnings during periods when the euro is relatively weak, because it makes our exports to markets outside the euro zone—the dollar zone in particular—more competitive, but it can have a major negative impact when the is relatively stronger. During this period, competition with manufacturers whose production costs are based mainly in currencies other than the euro can increase significantly, not only in euro-zone markets but also in other markets.

Form 20 - F 2005 - Rhodia 117

Back to Contents

Even aside from the effect of competition, fluctuations in exchange rates have had a direct accounting impact on our results. We estimate that in 2005 this accounting effect caused a 2.9% decrease in consolidated net sales and a 4% decrease in operating income. Currency fluctuations can also have a significant impact on our balance sheet, in particular on shareholders’ equity, when the financial statements of subsidiaries outside the euro zone are translated into euros.

Our policy is to limit our exposure to short-term fluctuations in exchange rates by calculating our net exposure to foreign currencies on a daily basis on all of our transactions—sales and purchases—and by using derivatives to hedge that exposure. In the past, the main instruments used for this purpose by us have been hedging contracts traded on the free market with maturities of less than one year.

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

Exposure to Commodity Prices

Our exposure to commodity prices relates essentially to purchases of petrochemicals and natural gas. We can hedge against certain of these risks by using swaps, options and futures that are accounted for on a market-to-market basis. As of December 31, 2005, we held qualified derivatives to cover cash flow fluctuations as well as non-qualified covering derivatives.

The net fair value of our petroleum derivatives was €0.2 million as of December 31, 2005 and €1 million on December 31, 2004.

The fair value of qualified derivatives covering cash flow fluctuations, accounted for in place of “fair value reserves,” was €0.3 million on December 31, 2005.

Sensitivity Analysis

We use derivatives to hedge our interest, raw material and exchange rate exposures. We calculate the sensitivity of these instruments to financial markets over a one-year period on the basis of possible reasonable price fluctuations.

Financial instruments held by us that are sensitive to changes in interest rates include short-term debt and financial assets, interest rate swaps and derivatives traded in organized over-the-counter markets. The analysis of the sensitivity is calculated on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal.

118 Form 20 - F 2005 - Rhodia

Back to Contents

An immediate 1% increase (100 basis points) on interest rates on December 31, 2005, based on net constant financial debt, would have increase the cost of annual indebtedness by €6 million (excluding not due accrued interest), and simultaneously would increase cash-based financial instruments and equivalents to €8 million. The particularly high level of cash and cash equivalents placed at variable rates would result in heightened capital within the framework of a capital increase.

Financial instruments held by us that are sensitive to fluctuations in exchange rates include forward exchange contracts, options, and payables and receivables in foreign currency. The analysis of the sensitivity is based on an instantaneous 10% variation in the value of the euro with respect to these currencies in relation to year-end exchange rates, and all other things being equal. On December 31, 2005, a 10% variation in exchange rates as regards the reporting currency of our Group’s subsidiaries would have generated a loss on exchange of €107 million. On the other hand, a 10% appreciation of the U.S. dollar against the euro on December 31, 2005 would have resulted in a gain of €32 million through the options that we hold.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Form 20 - F 2005 - Rhodia 119

Back to Contents

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management of the effectiveness of the design and operations of our disclosure controls and procedures. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have developed, and are currently validating, a methodology for evaluating our principal internal control processes. Under this methodology, we first identify process-by-process those controls which could have a significant impact on our financial statements, in particular those that can reduce to a minimal level the risk of errors, omissions or fraud, and then verify the effective functioning of these controls. The goal is to evaluate the proper functioning of the controls and the absence of material weaknesses. We began to progressively deploy this methodology to a significant number of subsidiaries in 2004 and 2005, and intend to continue deployment in 2006 in order to be in a position to issue an internal control report as of December 31, 2006. No changes were made in our internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined affirmatively that all of the members of our Audit Committee, Messrs. Cardoso, Contamine and de Fabiani, qualify as “Audit Committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a code of ethics for senior financial officers that applies to our Chief Executive Officer, principal financial officers, controllers, principal accounting and financial communications officers and persons performing similar functions. The purpose of this Code is notably to embody such standards as are reasonably necessary to deter wrongdoing and to promote honest and ethical conduct, in conformity with the requirements of the Sarbanes-Oxley Act of 2002.

120 Form 20 - F 2005 - Rhodia

Back to Contents

A copy of our code of ethics is incorporated by reference to Exhibit 11.1 of our 2003 Annual Report on Form 20-F, filed with the SEC on March 23, 2004. There have been no amendments or waivers, express or implicit, to our code of ethics since its inception.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit services performed for us for each of the two fiscal years ended December 31, 2005.

	Year ended December 31, 2004		Year ended December 31, 2005

	PricewaterhouseCoopers		PricewaterhouseCoopers

	%	Fees	%	Fees

	(in millions of euros, except percentages)
Audit
Statutory audit, certification
and audit of individual
and Consolidated Financial Statements	59%	3.9	76%	5.3
Other audit-related fees	39%	2.6	20%	1.4

Subtotal	98%	6.5	96%	6.8

Other Services
Tax fees(1)	2%	0.1	4%	0.2
All other fees(1)	0%	0	0%	0

Subtotal	2%	0.1	4%	0.2

Total	100%	6.6	100%	7.0

______________
(1)	Services rendered exclusively to foreign subsidiaries.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee organizes the procedure for selecting the independent external auditors, or statutory auditors, to be employed by us to audit our financial statements, and provides a recommendation to the Board of Directors regarding appointment and their terms of compensation. The appointment of the selected independent external auditors is then approved by our Board of Directors and proposed to our shareholders for approval. Our Audit Committee also makes recommendations to the Board of Directors regarding retention, compensation, oversight and termination of any external auditor employed by us. We adopted a policy on May 2, 2003 (the “Policy”), which was approved by our Accounts Committee (the predecessor of our Audit Committee), for the pre-approval of audit and other services provided by our statutory auditors. The Policy defines prohibited services, pre-approval procedures by the Group controller of certain audit-related services, as well as the audit-related and other services which must be approved in advance by the Audit Committee. The French Financial Security law of August 1, 2003 prohibits the engagement of our statutory external auditors employed by us to audit our financial statements to provide certain types of non-audit related services.

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

Form 20 - F 2005 - Rhodia 121

Back to Contents

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our common shares in 2005. We do not currently hold any of our common shares in treasury pursuant to repurchases made in prior years and we have not announced any additional repurchase programs.

122 Form 20 - F 2005 - Rhodia

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The Consolidated Financial Statements filed as part of this Annual Report may be found beginning on page F-1

Item 19. Exhibits

1.1	By-Laws of Rhodia (unofficial English translation), as amended through December 20, 2005
7.1	Ratios of earnings to fixed charges according to IFRS and U.S. GAAP
8.1	List of subsidiaries(1)
11.1	Code of Ethics for senior financial officers(2)
12.1	Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Pascal Bouchiat, Group Executive Vice President and Chief Financial Officer of Rhodia S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1

Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia S.A., and Pascal Bouchiat, Group Executive Vice President and Chief Financial Officer of Rhodia S.A., pursuant to Section 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

15(a)	Consent of PricewaterhouseCoopers
______________
(1)	Incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements.
(2)	Incorporated by reference to the code of ethics filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ending December 31, 2003, as filed on March 23, 2004.

123     Form 20 - F 2005 - Rhodia

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Rhodia
Date: April 10, 2006	By:	/s/ Pascal Bouchiat

Pascal Bouchiat Group Executive Vice President and Chief Financial Officer

Form 20 - F 2005 - Rhodia 124

INDEX TO FINANCIAL STATEMENTS

The following Consolidated Financial Statements are included as part of this Annual Report.

Form 20 - F 2005 - Rhodia F-1

Back to Index

RHODIA AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rhodia:

We have audited the accompanying consolidated balance sheets of Rhodia and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, statements of recognized income and expenses, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rhodia and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with IFRSs as adopted by the European Union.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

Paris, France

April 10, 2006

PricewaterhouseCoopers

F-2 Form 20 - F 2005 - Rhodia

Back to Index

RHODIA GROUP

CONSOLIDATED INCOME STATEMENTS

	For the year ended December 31,

	Note	2005	2004

	(in millions of euros)

Net sales	5	5,085	4,693

Other revenue	5	460	453

Cost of sales		(4,620)	(4,408)
Administrative and selling expenses		(574)	(513)
Research and development expenses		(124)	(138)
Restructuring costs	8	(87)	(169)
Goodwill impairment	7	—	(60)
Other operating income/(expenses)	9	(43)	(46)

Operating profit/(loss)		97	(188)
Finance income	10	127	121
Finance costs	10	(496)	(455)
Foreign exchange gains/(losses)	10	(67)	67
Share of profit/(losses) of associates	17	—	3

Loss before income tax		(339)	(452)
Income tax expense	11	(49)	(102)

Loss from continuing operations		(388)	(554)
Loss from discontinued operations	12	(227)	(78)

Net loss		(615)	(632)

Attributable to:
Equity holders of Rhodia S.A.		(616)	(641)
Minority interests		1	9

Loss per share from continuing operations (in euro)– basic and diluted	13	(0.60)	(1.19)
Weighted average number of shares before and after dilution		645,635,891	471,607,727

Loss per share (in euro)– basic and diluted	13	(0.95)	(1.36)
Weighted average number of shares before and after dilution		645,635,891	471,607,727

The accompanying Notes are an integral part of the Consolidated Financial Statements

Form 20 - F 2005 - Rhodia F-3

Back to Index

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS

	At December 31,

	Note	2005	2004

	(in millions of euros)
Assets
Property, plant and equipment	14	2,135	2,245
Goodwill	15	244	226
Other intangible assets	16	154	139
Investments in associates	17	4	3
Other non-current financial assets	19	164	226
Deferred tax assets	20	83	99

Non-current assets		2,784	2,938

Inventories	21	630	701
Income tax receivable		20	14
Trade and other receivables	22	1,188	1,260
Derivative financial instruments	27	42	36
Other current financial assets	23	5	5
Cash and cash equivalents	24	920	612
Assets classified as held for sale	12	57	—

Current assets		2,862	2,628

Total assets		5,646	5,566

The accompanying Notes are an integral part of the Consolidated Financial Statements
F-4 Form 20 - F 2005 - Rhodia

Back to Index

Liabilities and equity	At December 31,

	Note	2005	2004

	(in millions of euros)
Share capital		1,177	628
Additional paid-in capital		570	807
Other reserves		141	12
Deficit		(2,580)	(1,993)
Equity attributable to equity holders of Rhodia S.A.		(692)	(546)
Minority interests		26	25

Total equity	25	(666)	(521)

Borrowings	26	1,975	2,250
Retirement benefits and similar obligations	28	1,269	1,038
Provisions	29	297	216
Deferred tax liabilities	20	34	55
Other non-current liabilities		46	51

Non-current liabilities		3,621	3,610

Borrowings	26	1,039	721
Derivative financial instruments	27	14	49
Retirement benefits and similar obligations	28	81	74
Provisions	29	204	237
Income tax payable		31	38
Trade and other payables	30	1,271	1,358
Liabilities associated with assets classified as held for sale	12	51	—

Current liabilities		2,691	2,477

Total equity and liabilities		5,646	5,566

The accompanying Notes are an integral part of the Consolidated Financial Statements
Form 20 - F 2005 - Rhodia F-5

Back to Index

RHODIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED

INCOME AND EXPENSE

	For the year ended December 31,

(in millions of euros)	2005	2004

Currency translation differences and other movements	125	(9)
Gains/(losses) on cash flow hedges	4	(2)
Actuarial gains/(losses) on retirement benefits	(248)	(1)
Tax impact of items taken to equity	13	—

Net expense directly recognized in equity	(106)	(12)

Net loss	(615)	(632)

Total recognized income and expense	(721)	(644)

Attributable to:
Equity holders of Rhodia S.A.	(722)	(652)
Minority interests	1	8

The accompanying Notes are an integral part of the Consolidated Financial Statements
F-6 Form 20 - F 2005 - Rhodia

Back to Index

RHODIA GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Other reserves

	Share capital	Additional paid-in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total

	(in millions of euros)
At January 1, 2004	179	2,513	(7)	0	32	(3,058)	(341)	27	(314)

Appropriation of earnings/(loss)		(1,706)				1,706	0		0
Share capital increase	449					(2)	447		447
Net loss						(641)	(641)	9	(632)
Income and expense directly recognized in equity			(2)	(11)		2	(11)	(1)	(12)
Acquisition of minority interests								(10)	(10)

At December 31, 2004	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)

Appropriation of earnings/(loss)		(264)				264	0		0
Share capital increase	549	27					576		576
Net loss						(616)	(616)	1	(615)
Income and expense directly recognized in equity			4	125		(235)	(106)		(106)

At December 31, 2005	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)

The accompanying Notes are an integral part of the Consolidated Financial Statements
Form 20 - F 2005 - Rhodia F-7

Back to Index

RHODIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

	2005	2004

	(in millions of euros)
Net loss	(616)	(641)
Adjustments for:
Depreciation, amortization and impairment of non-current assets	518	750
Net increase/(decrease) in provisions and employee benefits	25	110
Net increase/(decrease) in financial provisions	133	103
Share of profit/(loss) of associates	—	65
Dividends received from associates	—	—
Other income and expense	(2)	7
Gain/(loss) on disposal of non-current assets	22	(258)
Income tax expense/(income)	20	60
Foreign exchange losses/(gains)	110	(91)
Changes in working capital
- (Increase)/decrease in inventories	91	(52)
- (Increase)/decrease in trade and other receivables	62	74
- Increase/(decrease) in trade and other payables	(26)	(22)
- Increase/(decrease) in other current assets and liabilities	(199)	(98)

Net cash from operating activities	138	7

Purchases of property, plant and equipment	(254)	(221)
Purchases of other non-current assets	(32)	(27)
Proceeds on disposal of non-current assets	51	652
(Purchases of)/repayments of loans and financial investments	24	(107)

Net cash (used by) / from investing activities	(211)	297

Proceeds from issue of shares, net of costs	576	447
Dividends paid	—	—
New non-current borrowings, net of costs	1,228	980
Repayments of non-current borrowings, net of costs	(1,285)	(987)
Net increase/(decrease) in current borrowings	(176)	(926)

Net cash (used by) / from financing activities	343	(486)

Effect of foreign exchange rate changes	38	(4)

Net increase/(decrease) in cash and cash equivalents	308	(186)

Cash and cash equivalents at the beginning of the year	612	798

Cash and cash equivalents at the end of the year	920	612

The accompanying Notes are an integral part of the Consolidated Financial Statements
F-8	Form 20 - F 2005 - Rhodia

Back to Index

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Form 20 - F 2005 - Rhodia F-9

Back to Index

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Rhodia S.A. and its subsidiaries (“Rhodia” or the “Group”) produce, market and develop specialty chemicals in three business areas: Performance Materials, Applications Chemistry and Organics and Services.

Rhodia has offices worldwide, particularly in Europe, the United States, Brazil and China.

Rhodia S.A. is a public limited company registered and domiciled in France. Its registered office is located at Paris–La Défense.

The Company is listed on the Euronext Paris and the New York Stock Exchange.

These Consolidated Financial Statements were approved on February 28, 2006 by the Board of Directors.

2. Principal accounting methods

2.1. Accounting standards

The Group’s Consolidated Financial Statements for the year ended December 31, 2005 were prepared for the first time in accordance with IFRS (International Financial Reporting Standards), as adopted by the European Union.

The IFRS accounting standards include IFRS, IAS (International Accounting Standards) and IFRIC (International Financial Reporting Interpretations Committee) interpretations.

The standards and interpretations adopted for the preparation of the 2005 Consolidated Financial Statements and the 2004 comparative Consolidated Financial Statements are those published in the Official Journal of the European Union (OJEU) at December 31, 2005 and whose application is mandatory as of this date and those standards and interpretations which Rhodia has chosen to apply early.

The principles adopted with respect to the implementation of IFRS 1 First-time adoption of international financial reporting standards and the impacts arising from the differences with the French accounting principles previously applied to the Group’s financial position, financial performance and cash flows are analyzed in Note 38.

2.2. Basis for preparation of the Consolidated Financial Statements

The Consolidated Financial Statements for the year ended December 31, 2005 are presented in millions of euros, unless otherwise indicated.

The Group’s Consolidated Financial Statements were prepared on a historical cost basis, with the exception of derivative instruments and financial assets held for trading or classified as available for sale, which are measured at fair value.

Non-current assets and groups of assets held for sale are measured at the lower of their net carrying amount or their fair value, less costs to sell.

The preparation of the Consolidated Financial Statements in accordance with the IFRS conceptual framework requires the use of estimates and assumptions which have an impact on the amounts recorded in the Consolidated Financial Statements. The

F-10 Form 20 - F 2005 - Rhodia

Back to Index

final amounts are likely to differ from the estimates used in preparing the Consolidated Financial Statements. Management is also required to exercise its judgment when applying the accounting methods.

The accounting methods outlined below have been consistently applied to all the periods presented in the Consolidated Financial Statements, and for the preparation of the IFRS opening Consolidated Balance Sheet at January 1, 2004 for IFRS transition purposes.

Standards, interpretations and amendments for early adopted standards

The standards, interpretations and amendments for the current standards applicable to the accounting periods beginning on or after January 1, 2006 that were adopted early by the Group are:

•

amendment to IAS 19 Employee benefits (published in the OJEU on November 24, 2005 and applicable at January 1, 2006). This amendment allows for the immediate recognition of actuarial gains and losses relating to post-employment benefits in equity and provides for the presentation of new disclosures in the notes;

•

IFRIC 4 Determining whether an arrangement contains a lease (published in the OJEU on November 24, 2005 and applicable at January 1, 2006). This interpretation provides guidance for determining whether an arrangement constitutes, in substance, a lease that should be accounted for in accordance with IAS 17 Leases.

Standards, interpretations and amendments to standards already published, but not yet mandatory at December 31, 2005

Amendment of IAS 39 Financial instruments: recognition and measurement–Transition and initial recognition of financial assets and financial liabilities and IFRS 4 Insurance contracts relating to financial guarantees. The Group estimates that these amendments should not have a material impact on the value of its commitments.

IFRS 7 Financial instruments: disclosures. Having assessed the impact of IFRS 7, the Group concluded that the main additional disclosures will focus on market risk sensitivity. The Group will adopt IFRS 7 as of January 1, 2007.

Amendment to IAS 1 Presentation of the financial statements–capital disclosures. The Group will adopt the amendment to IAS 1 as of January 1, 2007.

2.3. Consolidation principles

Subsidiaries

Subsidiaries over which Rhodia exercises control, directly or indirectly, are fully consolidated. Control is the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. The Consolidated Financial Statements include the assets, liabilities and income and expenses of these companies. Rhodia is presumed to exercise control when it acquires, directly or indirectly, more than 50% of the entity’s voting rights. To assess this control, potential voting rights that are immediately exercisable or convertible are taken into consideration, including those held by other entities.

Special purpose entities that are, in substance, controlled by Rhodia and in which the Group does not have an equity investment are considered subsidiaries.

Joint ventures

The companies over which Rhodia exercises a joint control in accordance with contractual arrangements are proportionately consolidated. The Consolidated Financial Statements include the Group’s share in the assets, liabilities, income and expenses of these companies.

Form 20 - F 2005 - Rhodia F-11

Back to Index

Associates

The companies over which Rhodia exercises significant influence, but not control, are accounted for using the equity method.

Pursuant to the equity method, the Group determines whether it is necessary to recognize any additional impairment loss with respect to the Group’s net investment in the associate. The Group’s share in the profit or loss of the associate is reflected in the income statement. When a change is recognized directly in the equity of the associate, the Group recognizes its share in the change and, where applicable, discloses the information in the statement of changes in equity.

The profits and losses of companies acquired during the period are consolidated from the date of obtaining control or significant influence. The profits and losses of companies divested during the period are consolidated until the date of losing control or significant influence.

Transactions eliminated in the Consolidated Financial Statements

All transactions between consolidated companies are eliminated to the extent of the investment reflected in the Consolidated Financial Statements. Losses arising from the transactions between consolidated companies that represent an impairment loss are not eliminated.

3. Accounting policies

3.1. Translation of the transactions and financial statements of foreign companies

The Group’s Consolidated Financial Statements are prepared in euros, which is the functional and presentation currency of the parent company.

Translation of foreign currency transactions

The functional currency of the Group’s companies is generally the local currency. Foreign currency transactions are translated by subsidiaries in their functional currency using the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in a foreign currency are translated at the closing rate. The corresponding exchange differences are recognized in finance income or costs except for those relating to loans and borrowings, which, in substance, form part of the net investment in a foreign subsidiary and are recognized, net of tax, in the translation reserve, until the disposal of the net investment when they are recognized in profit or loss.

Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated using the exchange rates at the date when the fair value was determined.

Translation of the financial statements of foreign companies

The financial statements of foreign consolidated companies, whose functional currency is not the euro, are translated as follows:

•	assets and liabilities are translated at the official closing rates;
•	income and expenses are translated at the average rate for the period, excluding major exchange rate fluctuations, which is considered similar to the exchange rates at the date of the transactions;
•	all resulting exchange differences are recognized in equity under translation reserve.

F-12 Form 20 - F 2005 - Rhodia

Back to Index

3.2. Property, plant and equipment

Assets owned by the Group

The property, plant and equipment owned by Rhodia are recognized as assets at its acquisition cost when the following criteria are satisfied:

•	it is probable that the future economic benefits associated with the asset will flow to Rhodia; and
•	the cost of the asset can be reliably measured.

Items of property, plant and equipment are carried on the Consolidated Balance Sheet at cost less accumulated depreciation and impairment. The cost of an item of property, plant and equipment comprises its purchase or production cost and any costs directly attributable to shipping, installing and setting-up its operation, including, where necessary, the interim interest accrued during the construction period.

The items of property, plant and equipment were not revalued in the Consolidated Balance Sheet at January 1, 2004 prepared in accordance with IFRS and are recognized separately using the component approach as assets with different useful lives.

Items of property, plant and equipment are derecognized from the Consolidated Balance Sheet on disposal or when no future economic benefits are expected from their use or disposal. The gain or loss on derecognition (the difference between the proceeds and the carrying amount) is recognized in profit or loss in the period of derecognition.

Subsequent expenditures

Subsequent expenditures incurred for the replacement of a component of an item of property, plant and equipment are only recognized as an asset when they satisfy the general criteria mentioned above.

Otherwise, these expenditures are recognized in the income statement as incurred.

On account of its industrial activities, Rhodia incurs expenditures for major repairs over several years for most of its sites. The purpose of these expenditures is to maintain the proper working condition of certain installations without altering their useful life. These expenditures are considered a specific component of the item of property, plant and equipment and are amortized over the period during which the economic benefits flow, i.e. the period between the major repairs.

Depreciation

Land is not depreciated. Other items of property, plant and equipment are depreciated using the straight-line method over the estimated useful life. The estimated useful lives are as follows:

Buildings	10–40 years
Plant and Equipment
Machinery and equipment	5–15 years
Other equipment	3–15 years
Vehicles	4–20 years
Furniture	10–15 years

Certain specific items of property, plant and equipment may have a depreciation period based on a different useful life than those listed above. The residual values and useful lives are reviewed and, where necessary, adjusted annually or when there are permanent changes in operating conditions.

Form 20 - F 2005 - Rhodia F-13

Back to Index

Dismantling costs

Dismantling and restoration costs are included in the initial cost of an item of property, plant and equipment if the Group has a legal or constructive obligation to dismantle or restore.

Generally, Rhodia does not have any current legal or constructive obligation to dismantle and/or restore its operating sites in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, as such obligation may arise upon the discontinuation of a site’s activities. Therefore, Rhodia has not set aside to date any provisions for dismantling costs or the components relating to the dismantling of its operating installations.

Leased assets

Leases, including those falling within the scope of IFRIC 4 Determining whether an arrangement contains a lease are considered finance leases if they transfer to Rhodia substantially all of the risks and rewards incidental to ownership of the leased assets. An asset acquired by Group under a finance lease is recognized at fair value at the lease inception date, or, if lower, the present value of the minimum lease payments. The corresponding debt is recognized in financial liabilities.

The recognized asset is depreciated over its useful life using the method described above.

Government grants

Government grants which cover totally or partially the cost of an item of property, plant and equipment are recognized on a systematic basis in the income statement over the useful life of the assets.

3.3. Goodwill

Goodwill is the excess of the cost of an acquisition over the Group’s share of the fair values of the entity’s net identifiable assets at the acquisition date.

Goodwill arising from an associate is included in the investment under “Investments in associates.”

The fair value of assets and liabilities acquired in the twelve months following the acquisition may be corrected or adjusted. Goodwill is therefore adjusted retrospectively.

Goodwill is not amortized but is tested for impairment annually or more frequently when events or changes in circumstances indicate a possible impairment.

To test for impairment, goodwill is allocated to the cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination. Impairment losses are, where necessary, recognized in operating profit or loss and are irreversible.

The profit or loss on the disposal of a business includes the carrying amount of goodwill of the disposed business.

Negative goodwill is immediately recognized in the income statement.

3.4. Other intangible assets

Research and development

Research expenditures are expensed as incurred.

Development expenditures arising from the application of research findings to a plan or design for the production of new or substantially improved products and processes are recognized as an intangible asset when the Group can demonstrate (i) its

F-14 Form 20 - F 2005 - Rhodia

Back to Index

intention and financial and technical ability to complete the development of the asset, (ii) how the intangible asset will generate probable future economic benefits for the Group and (iii) that the cost of the asset can be reliably measured.

Capitalized expenditures comprise employee expenses, the cost of materials and services directly attributed to the projects, and an appropriate share of overheads. Capitalized expenditures are amortized once the relevant products are sold or the relevant industrial processes are used over the estimated term of the economic benefits expected to flow from the project.

These expenditures are tested for impairment if there is indication of a loss in value and annually for projects currently in development.

Other development expenditures are expensed as incurred.

Other intangible assets

Other intangible assets are carried at cost in the Consolidated Balance Sheet including, where necessary, the interim interest accrued during the development period, less accumulated amortization and impairment losses. They mainly concern patents, trademarks and software.

The expenditures incurred by the Group for the development of software intended for its own use are capitalized when the economic benefits expected to flow from the use of the software over one year exceeds its cost.

Intangible assets with finite useful lives are amortized using the straight-line method over their expected period of use. Amortization methods and useful lives are reviewed at least once a year. The estimated useful lives are as follows:

•	patents and trademarks over an average useful life of twenty-five years;
•	software over a useful life of three to five years.

Intangible asset with indefinite useful lives are tested for impairment annually or more frequently if there is an indication of a loss in value (see Note 7.1).

Subsequent expenditures on intangible assets are capitalized only if they increase the future economic benefits associated with the specific asset. Other expenditures are expensed as incurred.

Specific treatment of greenhouse gas emission allowances

Under the Kyoto Protocol, Europe has undertaken to reduce its greenhouse gas emissions. A greenhouse gas emission trading scheme, calculated in tons of carbon dioxide equivalent, was set up in France by order 2004-330 of April 15, 2004.

French operators with installations considered to discharge greenhouse gases into the atmosphere were allocated emission allowances in consideration for the obligation to deliver allowances equal to their actual emissions.

These allowances were granted each year under the national allocation plan with an initial trading period of three years beginning January 1, 2005. The emissions were granted for no consideration and are valid throughout the initial trading period if not used. Allowances may be freely traded upon allocation and may be purchased or sold, especially if too many or too few allowances are allocated with respect to actual emissions.

In the absence of any specific guidance due to withdrawal by the IASB of IFRIC interpretation 3 Emission rights relating to the recognition of gas emission allowances and pending clarifications by the IASB and the IFRIC, Rhodia recognizes emission allowances using the following method:

•

initial recognition: the allocated emission allowances, measured at the market value at the beginning of the compliance year, are recognized as other intangible assets on that date with the corresponding government grant being recognized in liabilities. Purchased emission allowances are recognized at acquisition costs;

Form 20 - F 2005 - Rhodia F-15

Back to Index

•

subsequent recognition: The allowances are carried at the amount initially recognized, and tested for impairment annually or more frequently should there be indications of impairment. The government grant is recognized in the income statement on a straight-line basis over the compliance year (in the absence of seasonal discharges). In addition, a liability corresponding to the allowances to be delivered is recognized for the actual gas emissions, with the expense being taken to the income statement. This liability is measured at the carrying amount of allowances allocated or purchased and, where the number of allowances to be delivered exceeds the number of allowances held, at the market value of the allowances at that reporting date;

•	allowances delivered for the emissions for the period: at the effective date of delivery, the intangible asset and the corresponding liability are derecognized;
•	sales of allowances: the gains or losses arising on the sale of allowances are recognized in the income statement under cost of sales.

3.5. Impairment of property, plant and equipment, goodwill and other intangible assets

Impairment is tested annually and more frequently if there are indications of a loss in value for goodwill and other intangible assets with indefinite useful lives, and for items of property, plant and equipment and intangible assets with finite useful lives if there is an indication of a loss in value.

To test for impairment, assets are grouped in cash-generating units (CGUs), in accordance with IAS 36 Impairment of assets. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is tested for CGUs or groups of CGUs that benefit from the synergies of the acquisition.

For these tests, Rhodia compares the net carrying amount with the recoverable amount of the assets. The recoverable amount is the higher of fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected to be derived from a CGU or group of CGUs after taking into account, where necessary, all other relevant information. The discount rate is calculated using the average cost of capital reflecting current market assessments of the time value of money and the risks specific to the asset tested.

The discount rates are post-tax rates applied to post-tax cash flows and their use results in the calculation of recoverable amounts identical to those obtained by applying pre-tax rates to pre-tax cash flows, as required by IAS 36.

An impairment loss is recognized in the income statement where the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The impairment loss is first recognized for the goodwill allocated to the CGU or groups of CGUs tested and then to the other assets of the CGU or group of CGUs on a pro rata basis to their carrying amount.

This allocation should not reduce the carrying amount of an individual asset below its fair value, value in use or zero. Impairment losses recognized for goodwill cannot be reversed, contrary to the impairment of depreciable property, plant and equipment and amortizable intangible assets.

In the event of a reversal of an impairment loss, the adjustment to the carrying amount of the asset should not exceed the carrying amount of the asset that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. After an impairment loss or a reversal of an impairment loss is recognized, the depreciation (amortization) charge for the asset is adjusted for future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

F-16 Form 20 - F 2005 - Rhodia

Back to Index

3.6. Financial assets

Purchases and sales of financial assets are recognized at the date of transaction on which Rhodia is committed to the purchase or sale of the asset. At initial recognition, the financial assets are carried in the balance sheet at fair value plus the transaction costs directly attributable to the acquisition or issue of the asset (except for the class of financial assets measured at fair value through profit or loss for which such costs are recognized in profit or loss).

Financial assets are derecognized once the rights to future cash flows have expired or been transferred to a third party and once Rhodia has transferred substantially all the risks and rewards or control of these assets.

Financial assets with a maturity (or expected holding period) exceeding one year are classified as non-current financial assets. Short-term investments that do not meet the definition of a cash equivalent in IAS 7 and financial assets with a maturity of less than one year are classified as current financial assets.

At initial recognition, Rhodia classifies financial assets into one of the four categories provided in IAS 39 Financial instruments: recognition and measurement according to the purpose of the acquisition.

Financial assets at fair value through profit or loss

These are financial assets classified as held for trading that the Group has acquired principally for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated effective hedging instruments. They are measured at fair value and subsequent changes in fair value are recognized in profit or loss.

Shares in monetary collective investment undertakings are classified as financial assets at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in a regulated market. They are recognized at amortized cost using the effective interest rate method. An impairment loss is recognized where the carrying amount exceeds the estimated recoverable amount.

This category includes operating receivables, deposits and guarantees and loans.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that Rhodia has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method and impaired for any other than temporary loss in value.

The cost is the amount at which the financial asset is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. For financial assets carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

Available-for-sale financial assets

These are non-derivative financial assets that are designated as available for sale or are not classified under another category. They are measured at fair value, with changes in fair value recognized in equity. When available-for-sale assets are sold or there is objective evidence that the assets are impaired, the changes in fair value that were recognized directly in equity are transferred to profit or loss.

Form 20 - F 2005 - Rhodia F-17

Back to Index

For quoted securities, fair value represents a market price. For unquoted securities, fair value represents a reference to recent arm’s length market transactions between knowledgeable, willing parties, or a valuation technique commonly used by market participants demonstrated to provide reliable estimates, or discounted cash flow analysis. However, if the fair value of a security cannot be reasonably estimated, the security is maintained at historical cost.

This category mainly comprises non-consolidated investments.

Impairment of financial assets

A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one of more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

3.7. Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined by using the weighted average cost or first-in, first-out (FIFO) method.

Finished goods and work-in-progress are measured at the cost of production which takes into account, in addition to the cost of raw materials and supplies, the costs incurred in bringing the inventories to their present location and condition and an allocation of overheads excluding administrative overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3.8. Trade and other receivables

Trade and other receivables are initially recognized at fair value, which in most cases corresponds to their nominal amount. The carrying amount is subsequently measured at amortized cost using the effective interest rate method, less any impairment provisions. Short-term receivables with no stated interest rate are recognized at their nominal amount unless the effect of market rate discounting is material.

If there is objective evidence of impairment or if there is a risk that Rhodia may not recover the contractual amounts (principal plus interest) at the contractual maturity dates, an impairment loss is recognized in the income statement. This provision is equal to the difference between the carrying amount and the estimated future recoverable cash flows, discounted at the initial effective interest rate.

Asset securitization program

As part of its normal business, Rhodia may, especially under the trade receivable securitization program, use special purpose entities, such as dedicated conduits. In accordance with interpretation SIC 12 Consolidation–special purpose entities, Rhodia includes in its Consolidated Financial Statements the entities over which in substance the Group exercises control. The receivables sold directly to a factor or under a securitization program without the use of special purpose entities are not derecognized if Rhodia retains substantially all of the risks and rewards associated with the transferred receivables or the control of these receivables.

3.9. Other current financial assets

Other current financial assets comprise short-term investments held for trading or, where necessary, available for sale, which do not satisfy the definition of cash equivalents.

3.10 Cash and cash equivalents

Cash and cash equivalents comprise cash funds, demand deposits, money market funds (within the meaning of the French market regulator) and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are

F-18 Form 20 - F 2005 - Rhodia

Back to Index

subject to an insignificant risk of changes in value with a maturity of less than three months at the date of acquisition. Term deposits are measured at amortized cost, while monetary mutual funds are measured at fair value through profit or loss.

3.11. Non-current assets or groups of assets classified as held for sale

Non-current assets or groups of assets held for sale are classified separately in the balance sheet under assets classified as held for sale and liabilities associated with assets classified as held for sale and are measured at the lower of net carrying amount or fair value less costs to sell.

They are no longer depreciated (amortized) when classified in this category.

If the sale exceeds the framework of an identifiable asset and involves a group of assets and associated liabilities which Rhodia intends to sell in a single transaction, this group is classified as being held for sale, without any offsetting of assets and liabilities.

In addition, if, at the balance sheet date, the IFRS 5 criteria has been met, then the net results of the operations sold or to be sold and, where necessary, disposal gains and impairment losses subsequent to the measurement of the net assets at fair value less costs to sell, are disclosed in the consolidated income statement under profit or loss from discontinued operations.

In accordance with IFRS 5, the comparative consolidated income statements of prior periods are reclassified so that the profit or loss from discontinued operations reflects, for these periods, the operating profit or loss of the assets sold or to be sold at the balance sheet date for the latest period presented.

3.12. Income taxes

The tax expense or tax benefit for the period includes current tax and deferred tax. Tax is recognized in profit or loss unless it relates to items that are directly recognized in equity, in which case tax is recognized in equity.

Current tax is the amount of income taxes payable in respect of the taxable income of the current period and also includes adjustments to the current tax for previous periods.

Deferred taxes are calculated by tax entity using the balance sheet liability method on the temporary differences between the carrying amount of assets and liabilities and their tax basis, including assets held by Rhodia under finance leases.

The measurement of deferred tax assets and liabilities is based on how the Group expects to recover or settle the carrying amount of the assets and liabilities, by using, under the liability method, tax rates adopted or virtually adopted at the balance sheet date.

A deferred tax asset is recognized or maintained in assets only where it is probable that the Group will have future taxable income to which the asset can be allocated.

A deferred tax liability corresponding to the unrecoverable taxes on the undistributed profits of subsidiaries is recognized unless it is anticipated that these reserves will be permanently held by the subsidiaries.

In accordance with IAS 12 Income taxes, deferred taxes and liabilities are not discounted.

Deferred tax assets and liabilities are offset for each tax entity.

Form 20 - F 2005 - Rhodia F-19

Back to Index

3.13. Borrowings

All borrowings are initially recognized at cost, corresponding to the fair value of the consideration received less borrowing costs. Subsequently, the borrowings are recognized at amortized cost, using the effective interest rate method, the difference between the cost and the amount of repayment being recognized in the income statement over the term of the borrowing.

The effective interest rate is the rate used to calculate the initial carrying amount of the borrowing by discounting future cash payments or receipts through its term. The initial carrying amount comprises transaction costs and any issue premiums.

3.14. Derivatives

The Group uses derivatives (interest rate swaps, currency futures, commodity options and swaps and energy purchase and sale contracts) to hedge its exposure to foreign exchange, interest rate and commodity risk arising from its operating, financing and investing activities. Derivatives are initially measured at fair value. Changes in fair value are recognized in the income statement under finance income or costs unless they are designated as hedging instruments. They are in this case measured and recognized in accordance with the hedge accounting criteria in IAS 39 Financial instruments: recognition and measurement.

Hedge accounting is applicable if:

•	the hedging relationship is clearly documented at inception; and
•	the effectiveness of the hedging relationship is demonstrated prospectively and retrospectively at each period-end.

The Group distinguishes between three possible hedging relationships:

•

cash flow hedge: the change in the value of the effective portion of the derivative is recognized in a separate component of equity. It is reclassified to profit or loss under a heading corresponding to the hedged item and when the item is recognized in profit or loss or the Group no longer expects the hedged transaction to be realized. However, the change in value corresponding to the ineffective portion of the derivative is recognized directly in the income statement. When the expected transaction gives rise to the recognition of a non-financial asset or liability, the cumulative changes in the fair value of the hedging instrument previously recognized in equity are included in the initial measurement of the asset or liability;

•	fair value hedge: the change in the value of the derivative and the hedged item for the portion attributable to the hedged risk is recognized in profit or loss in the same period;
•

hedge of a net investment in a foreign entity: it is recognized in the same way as a cash flow hedge. The changes in the fair value of the hedging instrument are recognized in equity for the effective portion of the hedging relationship, while the changes in fair value relating to the ineffective portion of the hedge are recognized in profit or loss from financial items. Upon disposal of the net investment in the foreign entity, all changes in fair value of the hedging instrument previously recognized in equity are transferred to the other operating income and expenses heading in the income statement.

3.15. Provisions for retirement benefits and similar obligations

The Group’s employees are offered various short-term and post-employment benefits as a result of legislation applicable in certain countries and contractual agreements entered into by the Group with its employees. These benefits are classified under defined benefit or defined contribution plans.

(a) Defined contribution plans:

Defined contribution plans involve the payment of contributions to a separate entity, thus releasing the employer from any subsequent obligation, as the separate entity is responsible for paying the amounts due to the employee. Once the contributions have been paid, no liability is shown on Rhodia’s Consolidated Financial Statements.

F-20 Form 20 - F 2005 - Rhodia

Back to Index

(b) Defined benefit plans:

Defined benefit plans concern all post-employment benefits plans other than defined contribution plans. Rhodia is required to provide for the benefits to be paid to active employees and pay former employees. Actuarial and investment risk fall, in substance, upon the Group.

These plans mainly concern:

•	retirement benefits: pension plans, termination benefits, other retirement commitments and supplemental benefits;
•	other long-term employee benefits: long-service benefits; and
•	other employee benefits: post-employment medical care.

Taking into account projected final salaries (projected credit unit method) on an individual basis, pension, supplemental retirement and termination benefits are measured by applying a method using assumptions involving the discount rate, expected long-term return on plan assets specific to each country, life expectancy, turnover, wages, annuity revaluation, medical cost inflation and discounting of sums payable. The assumptions specific to each plan take into account the local economic and demographic contexts.

The amount recorded under employee benefits and other post-employment benefits corresponds to the difference between the present value of future obligations and the fair value of the plan assets intended to hedge them, less, where necessary, any unamortized past service cost. If this calculation gives rise to a net commitment, an obligation is recorded in liabilities. If the measurement of the net obligation gives rise to surplus for the Group, the asset recognized for this surplus may not exceed the net total of any unrecognized past service cost and the present value of any future plan refunds or any reduction in future contributions to the plan.

Rhodia elected for the early adoption of the amendment to IAS 19. Hence, the actuarial gains and losses on post employment benefits arising from experience adjustments and changes in actuarial assumptions are recognized directly in equity for the period in which they occur in consideration of the increase or decrease in the obligation. They are disclosed in the consolidated statement of income and expenses for the period. The actuarial gains and losses relating to other long-term benefits are fully recognized in profit or loss for the period in which they occur.

The interest costs on retirement benefits and similar obligations and the financial income from the expected return on plan assets are disclosed in profit or loss from financial items.

The amendment or introduction of a new post-employment or other long-term benefit plan may increase the present value of the defined benefit obligation for services rendered in previous periods, otherwise known as past service cost. This past service cost is expensed on a straight-line basis over the average period until the corresponding benefits are vested by employees. The benefits vested upon adoption or amendment of the plan are immediately expensed in the period.

The actuarial calculations of retirement and similar benefits are performed by independent actuaries.

3.16. Share-based payment

Rhodia has set up stock subscription plans for certain employees.

In accordance with the exemptions of IFRS 2, Share-based payment, the services received by employees with regard to the granting of options are expensed in the income statement with a corresponding adjustment to equity. The expense corresponds to the fair value of the stock purchase or subscription options and is recognized on a straight-line basis in the income statement over the option vesting periods.

Form 20 - F 2005 - Rhodia F-21

Back to Index

The fair value of the options is measured at the grant date, using the Black & Scholes model, taking into account, in particular, expected volatility, the expected life and estimated forfeiture rate of the options. The expense recognized in the income statement is only modified if the effect of the actual forfeiture rate is material.

In accordance with IFRS 2, only the plans granted after November 7, 2002 that are not yet vested at January 1, 2005 are measured and recognized in employee expense.

3.17. Provisions

A provision is recognized when Rhodia has a legal or constructive obligation as a result of a past event, which can be reliably measured, and whose settlement is expected to result in an outflow of economic resources for Rhodia.

Provisions are discounted in order to take into account market assessments of the time value of money, where the effect of this value is material.

Environmental liabilities

Rhodia analyses its environmental risks annually and takes into account, for interim balance sheet dates, any changes requiring the corresponding provisions to be considerably re-estimated.

Rhodia recognizes provisions for environmental risks where there is a legal or constructive obligation that is expected to result in an outflow of resources and can be reliably measured. Rhodia measures these provisions to the best of its knowledge of applicable regulations, the nature and extent of the pollution, clean-up techniques and other available information. The estimated future cash flows are discounted in order to take into account market assessments of the time value of money for each geographical area, where the effect is material, using risk and inflation-free interest rates. The impact of interest rate fluctuations is recognized in other operating expenses in the income statement. The interest expense (interest accretion) is recognized in finance costs in the income statement.

Restructuring

Restructuring comprises all measures designed to permanently adapt structures, production and employees to economic changes. A provision for restructuring costs is recognized when the Group has approved a detailed formal plan and has either started to implement the plan, or announced its main features to the public.

Restructuring costs include severance pay, compensation for the early termination of operating leases and all exit costs arising from restructurings, including impairment losses recognized on discontinued assets due to the closure of a site or operation. They are recognized net of reductions in employee benefits upon the loss of these benefits by employees.

3.18. Trade and other payables

Trade and other payables are measured at fair value on initial recognition, which in most cases corresponds to the nominal value, and then at amortized cost. Short-term borrowings with no stated interest rates are recognized at their nominal amount unless the effect of market rate discounting is material.

3.19. Net sales and other revenue

Net sales and other revenue are measured at the fair value of the consideration received or receivable, net of returns, rebates and trade benefits granted and sales tax, once the risks and rewards inherent to the ownership of the goods has been transferred to the customers or the service has been rendered. No net sales are recognized where there is a substantial uncertainty as to (i) the recoverability of the consideration receivable, (ii) the costs incurred or to be incurred related to the service or (iii) the possible return of the goods upon cancellation of the purchase, and where the Group remains involved in the management of the goods. Net sales comprise the sales of goods (goods and goods for resale) and value-added services corresponding to Rhodia’s know-how.

F-22 Form 20 - F 2005 - Rhodia

Back to Index

Other revenue includes the provision of services primarily corresponding to the rebilling of costs incurred on behalf of third parties and commodity and utility trading transactions, or other net sales deemed as incidental by the Group (e.g. temporary contracts following the sale of businesses).

3.20. Other operating income and expenses

Other operating income and expenses include the gains or losses on disposal of non-current assets where they do not relate to operations sold or held for sale which are disclosed under profit or loss from discontinued operations in the consolidated income statement. They also include environmental costs relating to closed sites or ceased activities.

3.21. Operating profit or loss

Operating profit or loss corresponds to all income and expenses not arising from financing activities, associates, discontinued operations and income tax.

3.22. Finance income and costs

Finance costs comprise the interest on borrowings calculated using the effective interest rate method, the systematic amortization of transaction costs relating to credit lines, borrowing prepayment or credit line cancellation costs and the discounting cost of non-current liabilities.

Finance income comprises cash income or dividends.

Net foreign exchange gains or losses and the changes in fair value of derivatives, where the latter are recognized in the income statement, are presented respectively in finance income or costs, with the exception of changes in fair value of derivatives which are recognized on the same line item as the hedged transaction.

All interest on borrowings is recognized in finance costs as incurred, with the exception of interest arising from the acquisition, construction and production of a designated intangible asset or item of property, plant and equipment that is capitalized in the cost of the asset in accordance with the alternative treatment authorized by IAS 23 Borrowing costs.

3.23. Earnings per share

Basic earnings per share is calculated by dividing net profit or loss by the average number of ordinary shares outstanding during the period, after deduction of the shares owned by Rhodia.

Diluted earnings per share is calculated by taking into account in the average number of ordinary outstanding shares the dilutive effect of all existing convertible instruments (stock option plans) and the value of the goods or services receivable for each stock purchase or subscription option.

Rhodia also discloses basic and diluted earnings per share for continued and discontinued operations.

Form 20 - F 2005 - Rhodia F-23

Back to Index

Notes to the consolidated income statement

The following information concerns continuing operations, with the exception of Note 6 on employee expenses. Information on discontinued operations is presented in Note 12.

4. Segment information

Rhodia is organized into enterprises corresponding to its business segments. Following the creation of Novecare which encompasses the former enterprises Phosphorus, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII) on January 1, 2005, Rhodia was transformed from an organization with 9 enterprises to an organization comprising the following 8 enterprises:

•	Novecare corresponding to the former enterprises Phosphorus, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII);
•	Silcea corresponding to the former enterprise Rare Earths, Silicones, Silica Systems (RE3S);
•	Coatis corresponding to the former enterprise Performance Products for Multifunctional Coatings (PPMC);
•	Polyamide, whose group structure remains unchanged;
•	Acetow, whose group structure remains unchanged;
•	Eco Services, whose group structure was reduced to the North American business, as the European section Rhodia Energy Services relating to the supply of energy was transferred to Corporate and Other;
•	Organics, corresponding to the former enterprise Perfumery, Performance and Agro (PPA);
•	Rhodia Pharma Solutions (RPS), whose group structure remains unchanged;
•	Corporate and Other, which also includes in 2005 the activities of Rhodia Energy Services.

Information by business segment

	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group

2005	(in millions of euros)
Net sales	172	349	1,749	935	209	410	582	810	80	5,296
Other revenue	3	43	123	8	7	3	76	25	543	831

Inter-company sales – Net sales	(5)	(1)	(132)	(10)			(32)	(29)	(2)	(211)
Inter-company sales – Other revenue	(1)	(21)	(19)	(1)			(55)	(4)	(270)	(371)

External net sales	167	348	1,617	925	209	410	550	781	78	5,085
External Other revenue	2	22	104	7	7	3	21	21	273	460

Operating profit/(loss)	(10)	4	132	53	36	65	0	20	(203)	97

Profit/(loss) from financial items										(436)
Share of profit/(losses) of associates										—
Income tax expense										(49)

Profit/(loss) from continuing operations										(388)

F-24 Form 20 - F 2005 - Rhodia

Back to Index

2005 Corporate and Other

The net sales in the Corporate and Other column mainly comprise sales from the trading activity, which consists of the purchase and resale by the Group’s international sales network of products from the Group’s other segments or third-party partners in the chemicals industry (€78 million at December 31, 2005). Other revenue mainly comprises the internal and third party energy sales of Rhodia Energy Services of €250 million and €165 million, respectively, at December 31, 2005.

The loss from operations in this business segment was primarily attributable to the low margin on trading activities, the profit generated by Rhodia Energy Services, the expenses of the Group’s Corporate functions and departments (€(89) million at December 31, 2005), restructuring costs relating to the Group’s reorganization (€(31) million at December 31, 2005), and finally expenses relating to the recognition of additional environmental provisions for discontinued sites and activities and disposal gains and losses (€(42) million at December 31, 2005).

Inter-segment transactions are performed at arm’s length under normal market conditions.

	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group

2004	(in millions of euros)
Net sales	176	337	1,558	928	201	395	482	748	118	4,943
Other revenue	2	20	105	39	6	11	31	25	393	632

Inter-company sales – Net sales	(6)	(14)	(130)	(44)			(24)	(33)	3	(248)
Inter-company sales –Other revenue	(1)	(7)	(3)	(12)			(27)	(1)	(130)	(181)

External net sales	170	323	1,428	884	201	395	458	715	119	4,693
External other revenue	1	13	102	27	6	11	4	24	265	453

Operating profit/(loss)	(87)	(50)	70	72	35	74	(25)	(36)	(241)	(188)

Profit/(loss) from financial items										(267)
Share of profit/(losses) of associates			7					(4)		3
Income tax expense										(102)

Profit/(loss) from continuing operations										(554)

2004 Corporate and Other

The net sales in the Corporate and Other column mainly comprises the sales from the trading activity, which consists of the purchase and resale by the Group’s international sales network of products from the Group’s other segments or third-party partners in the chemicals industry (€123 million at December 31, 2004). Other revenue mainly comprises the internal and third party energy sales of Rhodia Energy Services of €146 million and €128 million, respectively, at December 31, 2004.

The loss from operations in this segment was primarily attributable to the low margin from trading activities, the profit generated by Rhodia Energy Services that manages the Group’s energy supplies, the expenses of the Group’s Corporate functions and departments (€(88) million at December 31, 2004), restructuring costs relating to the Group’s reorganization initiated at the end of 2003 (€(111) million at December 31, 2004), and finally expenses relating to the recognition of additional environmental provisions for the Group’s discontinued sites and activities (€(69) million at December 31, 2004).

Form 20 - F 2005 - Rhodia F-25

Back to Index

Depreciation, amortization and impairment for the period by business segment break down as follows:

	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group

	(in millions of euros)
At December 31, 2005
Depreciation, amortization and impairment	(9)	(30)	(101)	(36)	(21)	(34)	(20)	(63)	(56)	(370)

At December 31, 2004
Depreciation, amortization and impairment	(85)	(40)	(116)	(39)	(30)	(26)	(16)	(99)	(81)	(532)

At December 31, 2005 and 2004, assets, liabilities and capital expenditure by business segment break down as follows:

	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group

	(in millions of euros)
At December 31, 2005
Assets	95	245	1,277	611	238	319	302	699	1,860	5,646
Liabilities	42	191	523	225	62	185	229	221	3,968	5,646
Capital expenditures	10	22	58	24	19	27	44	36	46	286

At December 31, 2004
Assets	214	250	1,241	583	185	301	369	743	1,680	5,566
Liabilities	66	217	494	258	47	185	230	225	3,844	5,566
Capital expenditures	13	12	55	22	20	29	17	32	48	248

Segment assets comprise intangible assets, property, plant and equipment, inventories, and trade receivables. Segment liabilities comprise provisions for contingencies and losses, trade and notes payable and other current liabilities.

The capital expenditures incurred during the period comprise the acquisition costs of property, plant and equipment and intangible assets, including those arising from business combinations.

4.1. Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

	2005	2004

	(in millions of euros)
France	987	798
Rest of Europe	1,803	1,890
North America	1,040	933
South America	685	599
Asia and other countries	1,030	926

Total	5,545	5,146

Net sales by geographical area are calculated according to the customer’s geographical location.

F-26 Form 20 - F 2005 - Rhodia

Back to Index

Total assets according to their geographical location break down as follows:

Assets

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
France	2,726	2,676
Rest of Europe	879	1,133
North America	811	735
South America	706	537
Asia and other countries	524	485

Total	5,646	5,566

The costs incurred in 2004 and 2005 for the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
France	150	116
Rest of Europe	51	49
North America	37	39
South America	29	26
Asia and other countries	19	18

Total	286	248

5. Net sales and other revenue

	2005	2004

	(in millions of euros)
Net sales	5,085	4,693
Other revenue	460	453

Total	5,545	5,146

6. Employee expenses

This information is presented prior to the reclassification of discontinued operations.

	2005	2004

	(in millions of euros)
Wages	(766)	(796)
Social security contributions	(285)	(344)
Other employee expenses	(89)	(98)
Retirement benefits and similar obligations	(65)	(45)
Share-based payments	(1)	(1)

Total	(1,206)	(1,284)

Retirement benefits and similar obligations include plan liquidation or amendment expenses in the amount of €18 million in 2004 and €(5) million in 2005, i.e. a decrease of €23 million due in particular to the disposals and restructurings in 2004.

Form 20 - F 2005 - Rhodia F-27

Back to Index

7. Depreciation, amortization and impairment

The depreciation and amortization included in operating expenses concern the following assets:

	2005	2004

	(in millions of euros)
Property, plant and equipment–depreciation	(328)	(388)
Development costs–amortization	(3)	(1)
Other intangible assets–amortization	(31)	(35)
Property, plant and equipment–impairment	(8)	(48)
Goodwill–impairment(1)	0	(60)
Other intangible assets–impairment	0	0

Total	(370)	(532)

______________

(1) Impairment losses by business segment are detailed in Note 7.2.

The depreciation and amortization included in operating expenses are reported in the following lines of profit and loss statement:

	2005	2004

	(in millions of euros)
Cost of sales	(313)	(375)
Administrative and selling expenses	(42)	(48)
Research and development expenses	(14)	(15)
Goodwill impairment	0	(60)
Restructuring costs	(1)	(34)

Depreciation, amortization and impairment after reclassification of discontinued operations	(370)	(532)

7.1. Impairment tests

In accordance with the principle set forth in Note 3.5, and in the absence of fair value observable in an organized market, the recoverable amount of the cash generating units (CGUs) is calculated using their value in use.

The carrying amount of each group of assets tested was therefore compared with its value in use considered as equal to the sum of net cash flows from the latest forecasts for each group of CGUs prepared using the following assumptions and methods:

•

5-year budgets and business plans prepared by Management based on growth and profitability assumptions, taking into account past performances, forecast changes in the economic environment and expected market development;

•

consideration of a terminal value determined by capitalizing a standard cash flow obtained by extrapolating the most recent cash flow of the explicit forecast period, affected by a long-term growth rate deemed appropriate for the activity;

•	discounting of expected cash flows resulting from these plans at a rate determined using the weighted average capital cost formula of Rhodia.

The main assumptions used for impairment tests are as follows:

•	Discount rate.

An independent expert was consulted in order to determine the weighted average cost of capital. The market parameters were determined using a sample of nine companies from the chemicals industry. Considering these parameters and a market risk premium of 4.5%, the cost of capital used to discount future cash flows was set at 7% for assets located in the OECD zone. Specific discount rates were determined for the CGUs operating in several zones, including China (8% euro cash flow base) and Brazil (12% euro cash flow base);

•	Long-term growth rate:

F-28 Form 20 - F 2005 - Rhodia

Back to Index

The rates used for the main CGUs or groups of CGUs were as follows:

	2005	2004

	(in millions of euros)
Phosphorus products (Novecare)	1.6%	3%
Silicones (Silcea)	2%	2%
Silica (Silcea)	3%	3%
Electronics & Catalysis (Silcea)	2%	2%
Pharma Solutions	0% to 1.5%	0% to 4%
Polyamide	2%	2%
Acetow	2%	2%
Eco Services	2%	1%

The impairment tests performed at December 31, 2005 on values in use resulted in the recognition of €(8) million of impairment losses for property, plant and equipment (no goodwill was allocated to the CGUs) and a zero amount for goodwill.

In 2004, impairment tests led the Group to recognize impairment losses totaling €(108) million, of which €(43) million for the goodwill of the Silicones activity of Silcea, €(17) million for the goodwill of the Consumer Health activity of Rhodia Pharma Solutions and €(48) million for property, plant and equipment belonging to several companies.

The impairment loss recognized for all the goodwill allocated to the CGUs of the Silicones activity in the Silcea segment, in the amount of €(43) million, mainly reflected the inclusion in expected net cash flows of the adverse fluctuations in foreign exchange rates and lower growth in European and North American markets than forecast in 2003.

7.2. Impairment by business segment

	2005	2004

	(in millions of euros)
Pharma Solutions	—	(26)
Organics	(8)	—
Polyamide	—	(10)
Novecare	—	(5)
Eco Services	—	—
Acetow	—	—
Coatis	—	—
Silcea	—	(43)
Corporate and Other	—	(24)

Total	(8)	(108)

8. Restructuring costs

	2005	2004

	(in millions of euros)
New plans	(47)	(133)
Re-estimated costs of previous plans	(34)	(2)
Impairment of non-current assets	(1)	(34)
Impairment of current assets	(5)	—

Total	(87)	(169)

A description of restructuring plans is provided in Note 29.

Form 20 - F 2005 - Rhodia F-29

Back to Index

Restructuring costs by business segment follows:

	2005	2004

	(in millions of euros)
Pharma Solutions	(2)	(5)
Organics	(8)	(33)
Polyamide	(10)	(12)
Novecare	(10)	10
Eco Services	—	—
Acetow	(1)	(1)
Coatis	(6)	(15)
Silcea	(7)	(2)
Corporate and Other	(43)	(111)

Total	(87)	(169)

9. Other operating income and expenses

	2005	2004

	(in millions of euros)
Net gains or losses on disposal of assets	10	40
Environmental expenses	(27)	(69)
Other operating income and expenses	(26)	(17)

Total	(43)	(46)

In 2005, the gains or losses recognized mainly correspond to the following disposals: Coolants activities in the United Kingdom, Cartridge Silicone Sealants activities in Europe and trading subsidiaries in the Middle East.

In 2004, the gains or losses mainly involved the sale of real estate assets in France and Spain.

Environmental expenses are analyzed in Note 29.

Other operating income and expenses comprise expenses relating to the exercising of guarantees on previous disposals in 2005 and miscellaneous items considered as individually immaterial in 2004 and 2005.

10. Profit/(loss) from financial items

	2005	2004

	(in millions of euros)
Gross interest expense on borrowings	(260)	(239)
Other finance costs	(93)	(76)
Discounting effects	(138)	(126)
Expenses on interest-rate derivatives	(3)	(2)
Other	(2)	(12)

Total costs	(496)	(455)

Income from short-term investments	18	16
Expected return on pension plan assets	91	90
Income from interest-rate derivatives	12	13
Other	6	2

Total income	127	121

Foreign exchange gains/(losses)	(67)	67

Total	(436)	(267)

F-30 Form 20 - F 2005 - Rhodia

Back to Index

10.1 Other finance income and costs

In 2005, other net finance costs are primarily related to refinancing transactions and break down as follows:

•	€39 million in respect of the early redemption premium of €128 million and the High-Yield debt issue in the amount of $310 million(1);
•	€15 million in respect of the accelerated amortization of the High-Yield debt issue costs in respect of the portion of High-Yield (1) bonds that was redeemed early;
•

€17 million in respect of the accelerated amortization of the origination fees for the medium-term Refinancing Facilities Agreement (RFA), pursuant to the set-up of a new syndicated credit line on June 17, 2005;

•	€8 million in respect of the early redemption premium regarding the European Medium-Term Notes (EMTNs) maturing in 2006.

In 2004, other finance costs included a one-time amortization charge of €(7) million recognized when the maximum amount of the RFA credit line was reduced, €(12) million upon the early redemption of the EMTN debt issue maturing in 2005 and €(25) million of expenses relating to the Group’s financial restructuring.

10.2. Foreign exchange gains or losses

In 2004 and 2005, foreign exchange gains or losses mainly comprise the unrealized gains or losses on the unhedged US dollar-denominated debt.

11. Income tax expense

At December 31, 2005, the income tax expense amounts to €(49) million based on a consolidated loss before tax of €(339) million.

The income tax expense breaks down as follows:

	2005	2004

	(in millions of euros)
Current income tax expense	(23)	(43)

Income tax for the period	(23)	(43)
Adjustment recognized over the period for the current income tax due for prior years	—	—

Deferred tax expense	(26)	(59)

Deferred tax for the period	(2)	9
Impairment of deferred tax asset	(24)	(68)

Income tax expense for the year	(49)	(102)

The reconciliation between the statutory tax rate in France and the effective tax rate before reclassification of discontinued operations is as follows:

	2005	2004

Statutory tax rate in France	33.33%	33.33%

Foreign exchange differences between France and other countries	(0.71)%	0.51%
Impact of reduced rates	(3.46)%	0.48%
Other permanent differences	16.37%	7.52%
Deferred tax assets	(53.07)%	(69.88)%

Effective tax rate	(7.54)%	(28.04)%

______________

(1) See Note 26-Borrowing and Note 35-Subsequent events.

Form 20 - F 2005 - Rhodia F-31

Back to Index

The effective tax rate for 2005 reflects the impact of the non-recognition of the new deferred tax assets generated over the period in the amount of €304 million, of which €211 million for France and €67 million for the United Kingdom. These deferred tax assets arise mainly from the losses incurred in 2005 by these tax groups. The effective tax rate also reflects a €(24) million impairment for all the deferred tax assets of the UK tax group existing at the beginning of the year due to the new tax losses incurred during the year.

At December 31, 2004, the probability of recovering the deferred tax assets of the UK tax group resulted in the recognition of an impairment loss in the amount of €(61) million.

The impact on the effective rate for the reclassification of discontinued operations is 6.83% at December 31, 2005 and (5.58%) at December 31, 2004.

12. Non-current assets held for sale and discontinued operations

	2005	2004

	(in millions of euros)
Net sales	314	765
Other revenue	30	23
Restructuring costs	(8)	(35)
Goodwill impairment	(3)	(80)
Operating profit/(loss) before gains/(losses) on disposals	(169)	(201)
Gains/(losses) on disposals	(46)	216
Finance costs	(18)	(3)

Profit/(loss) from discontinued operations before tax	(233)	12

Share of profit/(losses) of associates	—	(68)
Tax effect of disposals	6	(22)

Profit/(loss) from discontinued operations	(227)	(78)

12.1 Disposals in 2005 and 2004

In 2005, Rhodia completed sales on the following dates:

•	in March, Rhodia completed the sale of the chlorine production business located on the Staveley site (United Kingdom) of its Novecare segment to Ineos Chlore Ltd.;
•

in October, Rhodia completed the sale of the phosphate production business of its Corporate and Other segment and the sulfuric acid production business of its Coatis segment located on the Rieme site in Belgium to Misa Inc.

Rhodia completed the following sales in 2004:

•	in May, the food ingredients business of its Novecare segment to the Danisco group;
•	in June, the European specialty phosphate business of its Novecare segment to Thermphos International;
•	in August and November, the European potable water treatment operations of its Eco Services segment to Feralco AB and Novasep, respectively;
•	also in August, the North American phosphates business of its Novecare segment to Bain Capital;
•	in November, the chlorine production business located on the Staveley site (United Kingdom) of its Novecare segment to Ineos Chlore Ltd.;
•	in December, the anesthetics business of its Organics segment to Nicholas Piramal India Ltd.

F-32 Form 20 - F 2005 - Rhodia

Back to Index

Sales completed in 2005 generated a net loss of €46 million before tax, while sales completed in 2004 had generated a €216 million net gain before tax, with the income tax charge amounting to €22 million.

12.2. Disposals in progress at December 31, 2005

The main businesses in the process of being sold at December 31, 2005 are as follows:

•

Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to Rhodia’s commitment to a sale in connection with its withdrawal from the European textile business of Polyamide. The negotiations under way with the Radici group should lead to a sale in 2006;

•

decorative coatings and adhesives (latex business): in November 2005, this Coatis segment business was subject to a sales agreement with Hexion Specialty Chemicals Inc. and the sale was completed in January 2006;

•

development and custom synthesis for the pharmaceuticals industry: in December 2005, Rhodia signed a letter of intent with Shasun Chemicals & Drug Ltd. with a view to selling this Rhodia Pharma Solutions segment business. On March 31, 2005 Rhodia announced that it had completed this sale;

•

spanish phosphates production business of the Corporate and Other segment: after having withdrawn from the phosphates production business at Rieme in Belgium, Rhodia has been negotiating actively its withdrawal from this business since the end of 2005.

The classification under non-current assets held for sale of groups of assets related to businesses in the process of being sold at December 31, 2005 resulted in the recognition of an impairment loss of €3 million for inventories in order to reduce their carrying amount to their fair value net of disposal costs. This impairment was recorded under cost of sales, prior to being reclassified in profit or loss from discontinued operations.

At June 30, 2005, prior to being classified under non-current assets held for sale, the property, plant and equipment and intangible assets of the development and custom synthesis business for the pharmaceuticals industry were tested for impairment, resulting in the recognition of impairment in the amount of €101 million to reduce the carrying amount of the assets to zero.

In 2004, an impairment loss in the amount of €(75) million for the goodwill allocated to the Cash Generating Units (CGUs) of the development and custom synthesis business of Pharma Solutions and an impairment loss in the amount of €(55) million for property, plant and equipment were recognized to take into consideration in the projected cash flows (a) the inability to sign with certainty and in a timely manner a key contract for the development of the business and (b) the downward revision of the growth and profitability assumptions to account for a slower than anticipated turnaround in the pharmaceuticals industry as a whole. Given the uncertainties surrounding the preparation of forecasts for developing businesses and in view of the sensitivity of such forecasts to changes in the assumptions used, the Group recognized an impairment loss for the full initial carrying amount of the goodwill arising from the acquisition of the ChiRex subsidiary.

12.3. Profit or loss from discontinued operations by business segment

	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group

	(in millions of euros)
2005
Profit/(loss) from discontinued operations	(143)	—	(3)	—	—	—	(13)	—	(68)	(227)

2004
Profit/(loss) from discontinued operations	(177)	3	(78)	218	—	—	(8)	—	(36)	(78)

Form 20 - F 2005 - Rhodia F-33

Back to Index

12.4 Assets held for sale and associated liabilities

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Property, plant and equipment (PPE)	22
Goodwill	—
Intangible assets	1
Other non-current assets	3
Inventories	20
Trade and other receivables	11

Assets classified as held for sale	57	—

Provisions	9
Trade and other payables	42

Liabilities associated with assets classified as held for sale	51	—

At December 31, 2005, assets held for sale mainly correspond to the property, plant and equipment of the Latex business, the sale of which was completed in January 2006 and the working capital requirements of the custom synthesis business for the pharmaceuticals industry of Rhodia Pharma Solutions. The emergence of risks associated with businesses sold or in the process of being sold in 2005 or prior periods resulted in the recognition of a €22 million provision in 2005.

13. Earnings per share

Basic earnings per share is calculated by dividing profit or loss attributable to shareholders by the weighted average number of ordinary shares outstanding during 2005. Basic and diluted earnings per share are identical given the losses incurred by the Group in 2004 and 2005.

	2005	2004

Loss for the period attributable to equity holders of Rhodia S.A. (in millions of euros)	(616)	(641)
Weighted average number of shares outstanding over the period (in number of shares)	645,635,891	471,607,727

Basic and diluted earnings per share (in euros)	(0.95)	(1.36)

The average number of outstanding shares is determined as follows:

	2005	2004

	(in number of shares)
Number of shares issued at January 1	627,582,158	179,309,188
Shares issued in connection with the May 7, 2004 capital increase		448,272,970
Shares issued in connection with the December 20, 2005 capital increase	549,134,383
Number of shares issued at December 31, 2005	1,176,716,541	627,582,158

Weighted average number of shares outstanding at December 31	645,635,891	471,607,727

Basic earnings per share of continuing operations are determined as follows:

	2005	2004

Loss from continuing operations for the period attributable to equity holders of Rhodia S.A. (in millions of euros)	(389)	(563)
Loss from discontinued operations for the period attributable to equity holders of Rhodia S.A. (in millions of euros)	(227)	(78)
Weighted average number of shares outstanding at December 31 (in number of shares)	645,635,891	471,607,727
Basic and diluted earnings per share from continuing operations (in euros)	(0.60)	(1.19)
Basic and diluted earnings per share from discontinued operations (in euros)	(0.35)	(0.17)

F-34 Form 20 - F 2005 - Rhodia

Back to Index

Notes to the Consolidated Balance Sheet

The changes below are presented before the classification of assets held for sale presented under a separate heading.

14. Property, plant and equipment

	Land	Buildings	Machinery and equipment	PPE under construction	Total

	(in millions of euros)
Year ended December 31, 2005
At January 1, 2005	123	391	1,602	129	2,245

Additions(1)	2	25	247	(16)	258
Disposals and retirements	(5)	(9)	(5)	(1)	(20)
Depreciation		(49)	(299)		(348)
Impairment	(1)	(29)	(97)		(127)
Acquisition of subsidiaries
Changes in consolidation scope			(3)		(3)
Currency translation differences and other movements(2)	12	22	88	8	130

At December 31, 2005	131	351	1,533	120	2,135

At December 31, 2005
Gross value	164	1,065	5,732	120	7,081
Accumulated depreciation and impairment	(33)	(714)	(4,199)		(4,946)

Net carrying amount at December 31, 2005	131	351	1,533	120	2,135

	Land	Buildings	Machinery and equipment	PPE under construction	Total

	(in millions of euros)
Year ended December 31, 2004
Gross value	199	1,151	5,982	183	7,515
Accumulated depreciation and impairment	(40)	(676)	(3,956)		(4,672)

Net carrying amount at January 1, 2004	159	475	2,026	183	2,843

Additions (1)	1	22	206	1	230
Disposals and retirements	(4)	(12)	(29)	(1)	(46)
Depreciation	(22)	(88)	(312)		(422)
Impairment			(150)		(150)
Changes in consolidation scope	(11)	(38)	(158)	(9)	(216)
Currency translation differences and other movements		32	19	(45)	6

At December 31, 2004	123	391	1,602	129	2,245

Gross value	167	1,061	5,528	129	6,885
Accumulated depreciation and impairment	(44)	(670)	(3,926)		(4,640)

Net carrying amount at December 31, 2004	123	391	1,602	129	2,245

______________
(1)	Additions include assets under construction in the amounts of €201 million in 2005 and €90 million in 2004.
(2)	Other movements include the reclassification of machinery and equipment from the Coatis Latex activity to assets held for sale in the amount of €22 million.

Form 20 - F 2005 - Rhodia F-35

Back to Index

The impairment losses accounted for as expenses for 2004 and 2005 are detailed in Note 7–Depreciation, amortization and impairment and Note 12–Non-current assets held for sale and discontinued operations.

At December 31, 2005, finance-leased assets break down as follows:

	Buildings	Machinery and equipment	Total

	(in millions of euros)
Gross value	36	126	162
Depreciation	(6)	(22)	(28)

Total	30	104	134

15. Goodwill

15.1. Segment allocation

	2005	2004

	(in millions of euros)
Pharma Solutions	0	0
Organics	6	6
Polyamide	17	16
Novecare	143	130
Eco Services	42	36
Acetow	4	3
Coatis	4	7
Silcea	28	28
Corporate and Other

Total	244	226

15.2. Movements in carrying amounts

	Gross	Impairment	Net

	(in millions of euros)
At January 1, 2004	437		437

Disposals	(65)		(65)
Impairment		(140)	(140)
Currency translation differences	(6)		(6)

At December 31, 2004	366	(140)	226

At January 1, 2005	366	(140)	226
Additions	1		1
Impairment		(3)	(3)
Currency translation differences	20		20

At December 31, 2005	387	(143)	244

The impairment losses accounted for as expenses for 2004 and 2005 are detailed in Note 7–Depreciation, amortization and impairment and Note 12–Non-current assets held for sale and discontinued operations.

F-36 Form 20 - F 2005 - Rhodia

Back to Index

16. Other intangible assets

	Trade-marks and patents	Software	Development costs	Other	Total

	(in millions of euros)
Year ended December 31, 2005
At January 1, 2005	23	67	10	39	139

Additions(1)	3	16	10	5	34
Disposals and retirements	(1)			(7)	(8)
Impairment	(4)		(2)		(6)
Amortization	(4)	(28)	(1)	(1)	(34)
Changes in consolidation scope
Currency translation differences and other movements(2)	2	2	5	20	29

At December 31, 2005	19	57	22	56	154

At December 31, 2005
Gross value	100	283	26	85	494
Amortization and impairment	(81)	(226)	(4)	(29)	(340)

Net carrying amount at December 31, 2005	19	57	22	56	154

	Trade-marks and patents	Software	Development costs	Other	Total

	(in millions of euros)
Year ended December 31, 2004
Gross value	92	262	13	58	425
Amortization and impairment	(64)	(179)		(31)	(274)

Net carrying amount at January 1, 2004	28	83	13	27	151

Additions(1)		14	2	11	27
Disposals and retirements		(1)			(1)
Impairment
Amortization	(4)	(28)	(1)	(3)	(36)
Changes in consolidation scope		(1)	(2)	2	(1)
Currency translation differences and other movements	(1)		(2)	2	(1)

At December 31, 2004	23	67	10	39	139

At December 31, 2004
Gross value	94	259	11	68	432
Amortization and impairment	(71)	(192)	(1)	(29)	(293)

Net carrying amount at December 31, 2004	23	67	10	39	139

______________
(1)	Additions include assets under construction in the amounts of €10 million in 2005 and €1 million in 2004.
(2)

Other movements include the reclassification of development costs from the Coatis Latex activity to assets held for sale in the amount of €1 million and the allocation of emission allowances as described below.

Evolution in 2005

At December 31, 2005, the impairment loss in the amount of €(6) million relates primarily to the patents, trademarks and development expenditure of Rhodia Pharma Solutions. This impairment was reclassified to profit or loss from discontinued operations in the income statement.

Other intangible assets include the greenhouse gas emission allowances of €22 million allocated for the period. Three million tons of greenhouse gas emission allowances were allocated to Rhodia in 2005 (representing one third of the 3-year French National Emission Allocation Plan). This allocation relates primarily to France (2.5 million tons) and the UK (0.5 million tons). The allocation

Form 20 - F 2005 - Rhodia F-37

Back to Index

price corresponds to the market price of the allowances on the allocation date, i.e. €8 per ton in France and €5 per ton in the UK. Rhodia management does not anticipate losses in this initial allocation period.

17. Investments in associates

Investments in associates break down as follows:

	Investments in associates	Share of profit/(loss) of associates

	(in millions of euros)
At December 31, 2005
GIE Chimie Salindres	2	—
Energostil	2	—

Total	4	—

At December 31, 2004
GIE Chimie Salindres	2	—
Energostil	1	—
Other associates	—	3

Total	3	3

The share of profit/(loss) of associates shown in the 2004 income statement relates to associates sold in 2004.

The aggregate financial data relating to the main associates is shown below:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Total assets	20	14
Total liabilities (exclusive of net equity)	8	2
Net sales	16	14

Net profit/(loss)	—	—

F-38 Form 20 - F 2005 - Rhodia

Back to Index

18. Investments in joint ventures

The aggregate amounts of assets, liabilities and profit or loss of the main joint ventures as included in the Consolidated Financial Statements are shown below:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Assets
Non-current assets	285	284
Current assets	161	132

Total current and non-current assets	446	416

Liabilities
Non-current liabilities	120	143
Current liabilities	227	201

Total current and non-current liabilities	347	344

Net assets	99	72

(Year ended)
Net sales	430	373
Other revenue	32	31
Operating profit/(loss)	42	39
Profit for the period	31	56

19. Non-current financial assets

	Loans and receivables	Available-for-sale securities	Other	Total

	(in millions of euros)
At December 31, 2005
Gross value	175	58	8	241
Provisions	(37)	(34)	(6)	(77)

Net value	138	24	2	164

	Loans and receivables	Available-for-sale securities	Other	Total

	(in millions of euros)
At December 31, 2005
Gross value	220	70	—	290
Provisions	(35)	(29)	—	(64)

Net value	185	41	—	226

Non-current financial assets classified as loans and receivables breakdown as follows:

•	at December 31, 2005: loans in the amount of €54 million, deposits and guarantees in the amount of €35 million and receivables in the amount of €49 million;
•	at December 31, 2004: loans in the amount of €92 million, deposits and guarantees in the amount of €50 million and receivables in the amount of €43 million.

Form 20 - F 2005 - Rhodia F-39

Back to Index

Available-for-sale assets are investments in non-consolidated companies as shown below:

	At December 31, 2005		At December 31, 2004

	% held	Value	% held	Value

	(in millions of euros)
Phosphoric Fertilizers Industry (Greece)	8.41	4	8.41	9
Other (less than €5 million)	—	20	—	32

Total		24		41

20. Deferred tax assets and liabilities

The deferred taxes recognized as non-current assets or liabilities break down as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Deferred tax assets	83	99

Less than one year	40	53
More than one year	43	46

Deferred tax liabilities	34	55

Less than one year	7	24
More than one year	27	31

The deferred taxes shown on the face of the balance sheet arise from:

	Assets		Liabilities		Net

	2005	2004	2005	2004	2005	2004

	(in millions of euros)
Differences between carrying and tax amounts of:
- assets	61	97	(222)	(160)	(161)	(63)
- provisions	289	243			289	243
- other items	67	73	(186)	(239)	(119)	(166)
Tax losses	40	30			40	30
Deferred taxes	457	443	(408)	(399)	49	44
Netting effect	(374)	(344)	374	344

Net deferred taxes	83	99	(34)	(55)	49	44

At December 31, 2005, unrecognized deferred tax assets amount to €1,246 million, of which €599 million in tax loss carryforwards (€352 million at December 31, 2004) that may only be used within prescribed applicable limits. The tax losses of the French tax consolidation group may be carried forward indefinitely.

At each period-end, Rhodia determines whether each tax entity is likely to generate taxable profits against which its deferred tax assets may be offset or to benefit from unrecognized available tax credits. To assess this probability, Rhodia considers in particular current and past results of the tax entities. In the event of recent losses not relating to non-recurring items, Rhodia considers whether the entities are presumed not to have future taxable profits available to reverse such tax assets or credits. This analysis led the Group not to recognize net deferred tax assets for the French tax entity. A similar approach was used for the US tax entity. Although a return to taxable profits was scheduled in 2006, the Group considered that historical losses prevailed over this forecast in order to assess the probability of using deferred tax assets over and above recognized liabilities. The losses incurred by the UK tax entity over the year resulted in the recognition of an impairment loss in the amount of €24 million, thus reducing the net deferred tax assets to zero at December 31, 2005.

F-40 Form 20 - F 2005 - Rhodia

Back to Index

The deferred taxes shown on the face of the balance sheet break down as follows:

	Current	Non-current

	(in millions of euros)
At January 1, 2005	29	15

Recognition in equity	—	13
Recognition in profit or loss	(4)	(16)
Changes in scope of consolidation	—	(3)
Currency translation differences and other movements	8	7

At December 31, 2005	33	16

At January 1, 2004	49	24

Recognition in equity
Recognition in profit or loss	(26)	(33)
Changes in scope of consolidation	(2)	37
Currency translation differences and other movements	8	(13)

At December 31, 2004	29	15

The deferred taxes recognized in equity are detailed below:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Tax loss carryforwards
Temporary differences	13	—
Available-for-sale financial assets	—	—

Deferred taxes recognized in equity	13	0

21. Inventories

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Raw materials	281	310
Work-in-progress	44	41
Finished goods	370	427

Gross carrying amount	695	778

Provisions	(65)	(77)

Net carrying amount	630	701

22. Trade and other receivables

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Trade receivables	799	797
Other receivables	110	131
Employees and social security	4	16
French State and local authorities	200	174
Other	146	223

Gross carrying amount	1,259	1,341

Provisions	(71)	(81)

Net carrying amount	1,188	1,260

Form 20 - F 2005 - Rhodia F-41

Back to Index

23. Other current financial assets

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
At the beginning of the year	5	0
Acquisitions/disposals during the year	(2)	5
Currency translation differences and other	2	—
Effect of business combinations	—	—

At the end of the year	5	5

Current financial assets are mainly composed of accrued interest at December 31, 2005 and 2004.

24. Cash and cash equivalents

24.1. Analysis by type

	At December 31, 2004	At December 31, 2005

	(in millions of euros)
Cash in bank	248	251
Bank deposits	100	86
Money market funds	572	275

Total	920	612

24.2. Consolidated statement of cash flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Rhodia considers that its mutual funds classified by the AMF in the “euro monetary” category meet its criteria, and are thus eligible to be classified as cash equivalents.

At December 31, 2005, discontinued operations contributed to net cash from operating activities in the amount of €(105) million, to net cash used by investing activities in the amount of €(12) million and net cash from financing activities in the amount of €1 million.

At December 31, 2004, discontinued operations contributed to net cash from operating activities in the amount of €46 million, to net cash from investing activities in the amount of €(21) million and net cash used by financing activities in the amount of €136 million.

Paid finance costs totaled €236 million at December 31, 2005 and €232 million at December 31, 2004.

Taxes paid to the French State totaled €22 million at December 31, 2005 and €27 million at December 31, 2004.

Cash and cash equivalents of sold entities totaled €21 million at December 31, 2005 and €3 million at December 31, 2004. Cash and cash equivalents of acquired entities totaled €25 million at December 31, 2004.

F-42 Form 20 - F 2005 - Rhodia

Back to Index

25. Shareholders’ equity

25.1. Share capital and additional paid-in capital

At the General Shareholders’ Meeting of June 23, 2005, the shareholders delegated to the Board of Directors the authority necessary to issue new capital, within a period of 26 months, on one or more occasions, with or without preferential subscription rights, for a total par value amount not exceeding €1 billion.

With respect to this authorization, Rhodia launched on November 21, 2005 a new issue of capital with preferential subscription rights, which generated gross proceeds of €604 million. This new capital increase resulted in the issuance of 549,134,383 new shares based on a ratio of 7 new shares for 8 existing shares. The new shares were issued at a unit price of €1.10, generating additional paid-in capital of €55 million (before deduction of related issuance costs).

On April 13, 2004, Rhodia launched a new issue of capital pursuant to the authorization granted by the shareholders at the Combined General Shareholders’ Meeting of March 31, 2004. This new issue of capital with preferential subscription rights generated gross proceeds of €471 million. This new capital increase resulted in the issuance of 448,272,970 new shares based on a ratio of 5 new shares for 2 existing shares. The new shares were issued at a unit price of €1.05, generating additional paid-in capital of €22 million (before deduction of related issuance costs).

At December 31, 2005, the share capital comprised 1,176,716,541 shares with a par value of €1 each. Rhodia did not issue any dilutive share instruments during the year ended December 31, 2005.

The total number of shares authorized by the Board of Directors was 1,627,582,158 shares at December 31, 2005 and 1,179,309,188 shares at December 31, 2004.

25.2. Treasury shares

At December 31, 2005 and 2004, Rhodia did not hold any of its own shares, nor is it a party to any options to purchase or sell its own shares.

25.3. Other reserves

At December 31, 2004 and 2005, Rhodia S.A. did not have any distributable retained earnings other than additional paid-in capital.

25.4. Translation reverses

In 2005, the movement in the translation reserve amounted to €125 million. This movement mainly results from the appreciation of the Brazilian real against the euro.

26. Borrowings

26.1. Refinancing plan

In 2005, Rhodia performed the following financial transactions:

•

on February 14, 2005, offering of Senior Notes for an aggregate principal amount of €500 million, maturing in 2010, at a price equal to 103.5% of the principal amount or an effective interest rate of 7.19%;

•	on February 18, 2005, early repurchase of financial lease agreements for a total amount of €108 million;
•

on March 18, 2005, completion of a public offer to repurchase its €300 million European medium-term notes (EMTN) bearing interest at 6% per annum and maturing on March 31, 2006. More than 80% of the notes issued were repurchased, generating proceeds of a total nominal amount of approximately €246 million;

Form 20 - F 2005 - Rhodia F-43

Back to Index

•

on June 17, 2005, signature of a new syndicated credit facility with a limited number of banks for €300 million (“Multicurrency Revolving Credit and Guaranty Facility” or “RCF”) maturing on June 30, 2008;

•	on November 14, 2005, signature of a new North American asset securitization agreement for $100 million maturing on August 31, 2010.

High-Yield Debt

In order to extend the average maturity of its debt, Rhodia performed a €500 million “High-yield” Senior debt private placement on February 14, 2005 with institutional investors. These notes, which were issued at 103.5% of nominal value, increased the €200 million Senior Notes offering issued on May 28, 2003 bearing interest at 8% and maturing on June 1, 2010, to €700 million.

The net proceeds from this issuance amounted to approximately €503 million.

In addition, a portion of the cash raised in connection with a new issue of share capital which was completed in December 2005 will be used to perform an early redemption of a portion of the “High-Yield” Senior notes issued in 2004, maturing in 2010, and Subordinated Senior notes issued in 2003, maturing in 2011 (see Note 10.1 on Other finance costs and income and Note 35 on Subsequent events). The irrevocable redemption notice was issued in December 2005 and the redemption was completed on January 24, 2006. The share of redeemed debt offerings as well as the related early redemption penalties are shown in Current borrowings at December 31, 2005.

Finance leases

On February 18, 2005, Rhodia Inc. made certain finance lease prepayments for a total amount of approximately €108 million.

European medium-term notes (EMTN) program

Rhodia redeemed the balance of its European medium-term notes bearing interest at 6.25% per annum and maturing on May 31, 2005 for an aggregate principal amount of €49 million.

On March 18, 2005, Rhodia completed the early repurchase of its European medium-term notes bearing interest at 6% per annum and maturing on March 31, 2006 for an aggregate principal amount of €300 million. Upon completion of this offering, the nominal value of the EMTN notes repurchased by Rhodia stood at €246 million and notes which remained outstanding totaled €54 million. The early redemption premium totaled approximately €8 million.

Revolving credit facilities

On June 17, 2005, Rhodia entered into a new syndicated credit facility with a limited number of lending banks for €300 million (“Multicurrency Revolving Credit and Guaranty Facility” or “RCF”) maturing on June 30, 2008. This new syndicated credit facility replaces the RFA (“Refinancing Facilities Agreement” or “RFA”). The interest rate applied to the borrowed sums corresponds to the bank discount rate according to the currency of the borrowing plus the applicable margin. The applicable margin is reduced based on an improvement in the net consolidated indebtedness/adjusted EBITDA ratio. In addition, Rhodia pays a commitment commission corresponding to 45% of the applicable margin. The syndicated credit facility has been established for the benefit of Rhodia and certain of its subsidiaries, of which Rhodia Inc., and is guaranteed by Rhodia. It is usable in the form of bank loans and/or guarantees.

Rhodia and Rhodia Inc. have given collateral security in connection with the implementation of the RCF. Under the terms of an agreement concluded between the lending banks and other secured creditors, the creditor banks of the RCF and other banks (collectively, the “Guaranteed Creditors”), share the proceeds from the settlement of any collateral security. This agreement governs the relationship between the Guaranteed Creditors concerning the process of settling collateral security and the resulting share of the proceeds.

F-44 Form 20 - F 2005 - Rhodia

Back to Index

Under the terms of a subordination agreement, Rhodia has agreed to subordinate the repayment of certain subsidiary loans to the repayment of the debt to the Guaranteed Creditors. Rhodia will continue to reimburse subsidiary loans according to their due dates as long as there as there is no default in relation to its financial covenants.

The continuation of the RCF syndicated credit facility is subject to the compliance with certain financial ratios (“covenants”) by Rhodia which are required to be tested at the dates indicated below:

	Net consolidated indebtedness/ adjusted EBITDA	EBITDA/Net finance costs	Net consolidated indebtedness	Actual restructuring costs/ budgeted restructuring costs

	(in millions of euros)
12/31/2005	5.4/1.0	2.1/1.0	3.1	115%
03/31/2006	5.2/1.0	2.3/1.0	3.1	—
06/30/2006	4.9/1.0	2.5/1.0	3.1	—
09/30/2006	4.5/1.0	2.6/1.0	3.1	—
12/31/2006	4.4/1.0	2.8/1.0	3.1	120%
03/31/2007	4.4/1.0	2.9/1.0	3.1	—
06/30/2007	4.4/1.0	3.0/1.0	3.1	—
09/30/2007	4.2/1.0	3.0/1.0	3	—
12/31/2007	4.0/1.0	3.0/1.0	3	130%
03/31/2008	4.0/1.0	3.0/1.0	3	—

The aggregates used to calculate the ratios defined in the RCF are as follows:

Total net indebtedness, as defined in the RCF, includes long-term borrowings, bank overdrafts, the current portion of long-term borrowings, guarantees given by Rhodia with respect to the borrowings of unconsolidated subsidiaries, amounts outstanding under its securitization programs, the residual liability relating to IFRS consolidated finance leases and short-term borrowings, less the aggregate of available cash, short-term deposits and marketable securities.

EBITDA is defined as operating income before restructuring costs and after the cash impact of provisions other than provisions for restructuring plus depreciation and amortization of property, plant and equipment and intangible assets.

Adjusted EBITDA corresponds to the EBITDA of the Group plus the EBITDA of the Group’s shareholding interest in unconsolidated subsidiaries, whose borrowings are guaranteed by the Group.

Net finance costs are defined as the aggregate of interest on borrowings and financing operations, after capitalization of finance costs, less the interest income from financial assets.

In addition, under the RCF, Rhodia Inc. and its consolidated subsidiaries must satisfy the following ratio: the long-term net assets/gross debt ratio must be greater than 1. This ratio is tested every six months.

At and prior to December 31, 2005, Rhodia and Rhodia Inc. have complied with all applicable financial covenants.

The RCF includes early repayment clauses, including a change of control of Rhodia or the adoption of a break-up or liquidation plan for the Company.

In addition, the RCF includes mandatory repayment and partial cancellation clauses with respect to the syndicated credit facility, notably in the following cases: asset disposals beyond certain thresholds provided for in the agreement, or issues performed on the financial markets by Rhodia or one of its subsidiaries generating net proceeds in excess of €125 million, which is not intended to refinance the existing debt.

Form 20 - F 2005 - Rhodia F-45

Back to Index

Asset securitization programs

Rhodia has another financing source by which it sells certain of its uncollected trade receivables on a monthly or quarterly basis. In accordance with multi-year asset securitization agreements entered into with various banks or assignment of trade receivables agreements, certain Group companies sold their uncollected receivables. These sales are performed, either on a recourse basis, or directly to special purpose entities controlled by Rhodia which retains the risks and rewards incident to the ownership of the disposed assets. As a result, these receivables are still recognized in the balance sheet.

Two new asset securitization programs, one in Europe and one in North America, were set up in 2005.

The pan-European securitization program signed with Calyon in December 2004 was launched in January 2005. This program replaces the existing programs in Europe and enabled Group subsidiaries in France, Spain, Germany and the UK to be included as part of the first tranche, then to Italian subsidiaries in March 2005. In September 2005, the scope of eligible debtors was extended to a certain number of Grand Export countries for additional financing of €35 million. As of today, available financing under this securitization program totaled €242 million and £22 million, respectively.

In November 2005, a North American securitization program was signed and set up with HSBC that will replace the existing program that matured in January 2006. This new $100 million program was concluded for five years and covers North American subsidiaries. The scope of this new program is more extensive than the previous program and includes new North American subsidiaries and takes into account export receivables.

These two European and North American securitization programs do not carry covenants based on Rhodia’s financial performance, which if not met would trigger early repayment. It does, however, contain a cross-accelerated repayment clause in the event of early repayment being demanded under the RCF facility or any other Rhodia S.A. financing arrangement in an amount in excess of €10 million. The pan-European program also includes a cross-accelerated repayment clause in the event of the settlement of collateral security provided by Rhodia S.A. as guarantees for the RCF or any other financing arrangement in an amount in excess of €10 million.

At December 31, 2005, the amount of uncollected trade receivables sold by Group companies as part of the securitization programs and assignment of trade receivables agreements totaled approximately €443 million, for which Rhodia received a net cash collection of approximately €328 million. The difference between these two amounts corresponds to over-collateralization, was recognized in Trade receivables and payables in the balance sheet.

F-46 Form 20 - F 2005 - Rhodia

Back to Index

26.2. Analysis of borrowings by type

	At December 31, 2005

	Amortized cost(1)	Redemption value	Fair value(2)	Maturity	Effective rates before hedging(3)(4)

	(in millions of euros)
2001 European Medium-Term Notes	54	54	54	03/26/2006	6.11%
2004 USD senior notes	193	192	209	01/24/2006	11.70%
2004 EUR senior notes	63	63	72	01/24/2006	11.96%
2003 USD subordinated notes	71	70	72	01/24/2006	9.38%
2003 EUR subordinated notes	65	65	69	01/24/2006	9.76%
Other notes	25	25	25	03/10/2006	Euribor +1.30%
Early redemption penalties	39	39	39		—
Bilateral credit facilities	152	152	152	2006	Libor / Euribor +0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor +0.70%
Securitization of receivables (5)	315	315	315	2006	4.36%
Finance lease debts	16	16	16	2006	Libor / Euribor +3.05%
Other debts	16	16	16	2006	< 5%
Accrued interest payable	23	23	23	—

Sub-total short term	1,039	1,037	1,069

2003 USD senior notes	166	170	168	06/01/2010	8.16%
2003 EUR senior notes	702	700	731	06/01/2010	8.05%
2003 USD subordinated notes	250	256	260	06/01/2011	9.38%
2003 EUR subordinated notes	233	235	249	06/01/2011	9.76%
2004 USD senior notes	338	357	389	06/01/2010	11.70%
2004 EUR senior notes	112	118	134	06/01/2010	11.96%
Securitization of receivables (5)	13	13	13	2007-2008	4.36%
Bilateral credit facilities	27	27	27	2007-2012	Libor / Euribor +0.4% / 2.75%
Finance lease debts	113	113	113	2007-2016	Libor / Euribor +3.05%
Other debts	21	21	21	2007-2015	< 5%

Sub-total long term	1,975	2,010	2,105

Total	3,014	3,047	3,174

______________
(1)

Amortized cost includes the impact of revaluation of fair value hedges (€0.1 million for the 2001 EMTN program, €2 million for the euro tranche of 2003 Senior notes, and €3 million for the euro tranche of 2003 Subordinated notes).

(2)	The price of the Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.
(3)	Effective interest rate before impact of hedges.
(4)	Libor / Euribor are mainly 1, 3 or 6 months.
(5)	Trade receivable securitization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Documentations of “High Yield” type bonds include early redemption options using the net proceeds received from an increase in capital to a contractual forecast price up to a maximum of 35% of the amount issued by tranche.

Based on the funds raised in the December 2005 capital increase, Rhodia exercised, in part or in full, these early redemption options and bought back 35% of the senior debt issued in 2004 and 21.6% of the subordinated debt issued in 2003.

At any time prior to June 1, 2007, Rhodia may redeem, on one or more occasions with the net proceeds from one or more capital increases, up to 13.4% of the subordinated debt issued in 2003, and up to 35% of the senior debt issued in 2003.

Form 20 - F 2005 - Rhodia F-47

Back to Index

In addition, as from June 1, 2007, Rhodia may at any time decide to redeem, in part or in full, the senior debt issued in 2003 at the contractual forecast prices. As from June 1, 2007, Rhodia may also redeem, in part or in full, the remaining subordinated debt issued in 2003 at the contractual forecast prices but only insofar as this redemption would be funded by a capital increase.

	At December 31, 2004

	Amortized cost(1)	Redemption value	Fair value(2)	Maturity	Effective rates before hedging(3)(4)

	(in millions of euros)
2000 European Medium-Term Notes	49	49	49	05/31/2005	6.25%
Bilateral credit facilities	253	253	253	2005	Libor / Euribor +0.4% / 3.05%
Commercial paper	13	13	13	1-3 months	Euribor +0.70%
Securitization of receivables	334	334	334	2005	3.50%
Finance lease debts	37	37	37	2005	Libor / Euribor +3.05%
Other debts	3	3	3	2005	<5%
Accrued interest payable	32	32	32	—	—

Sub-total short term	721	721	721

2001 European Medium-Term Notes (1)	304	300	311	03/26/2006	6.11%
2003 USD senior notes	143	147	147	06/01/2010	8.16%
2003 EUR senior notes	198	200	207	06/01/2010	8.54%
2003 USD subordinated notes	276	283	286	06/01/2011	9.38%
2003 EUR subordinated notes	297	300	304	06/01/2011	9.76%
2004 USD senior notes	448	475	536	06/01/2010	11.70%
2004 EUR senior notes	171	181	206	06/01/2010	11.96%
Other notes	32	32	32	2006-2016	1.8% - 7.90%
Revolving syndicated and bilateral credit facilities	153	153	153	2006-2007	Libor / Euribor +0.4% / 3.05%
Finance lease debts	207	207	207	2006-2009	Libor / Euribor +3.05%

Sub-total long term	2,250	2,299	2,410

Total	2,971	3,020	3,131

______________
(1)

Amortized cost includes the impact of revaluation of fair value hedges (€5 million for the 2001 EMTN, €2 million for the euro tranche of 2003 Senior notes and €4 million on the euro tranche of 2003 Subordinated notes).

(2)	The prices of Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.
(3)	Effective interest rate before impact of hedges.
(4)	Libor / Euribor are mainly 1, 3 or 6 months.

F-48 Form 20 - F 2005 - Rhodia

Back to Index

26.3. Analysis of borrowings by maturity

	At December 31, 2005

	2007	2008	2009	2010	After 2010	Total

	(in millions of euros)
2003 USD senior notes				166		166
2003 EUR senior notes				702		702
2003 USD subordinated notes					250	250
2003 EUR subordinated notes					233	233
2004 USD senior notes				338		338
2004 EUR senior notes				112		112
Securitization of receivables	6	7				13
Bilateral credit facilities	19	5	1	1	1	27
Finance lease debts	18	8	64	4	19	113
Other debts	2	1	1	2	15	21

Sub-total long term	45	21	66	1,325	518	1,975

	At December 31, 2004

	2006	2007	2008	2009	After 2009	Total

	(in millions of euros)
2001 European Medium-Term Notes	304					304
2003 USD senior notes					143	143
2003 EUR senior notes					198	198
2003 USD subordinated notes					276	276
2003 EUR subordinated notes					297	297
2004 USD senior notes					448	448
2004 EUR senior notes					171	171
Other notes	25				7	32
Revolving syndicated and bilateral credit facilities	123	30				153
Finance lease debts	73	35	32	67		207
Other debts	8	4	1	1	7	21

Sub-total long term	533	69	33	68	1,547	2,250

26.4. Analysis of borrowings by currency

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Euro	1,714	1,609
US dollar	1,159	1,161
Pound sterling	39	119
Chinese yuan	26	33
Brazilian real	40	22
Korean won	15	17
Other	21	10

Total borrowings	3,014	2,971

Form 20 - F 2005 - Rhodia F-49

Back to Index

27. Risk management and derivative instruments

Rhodia is exposed to market risks as a result of its commercial and business transactions. This exposure is mainly related to fluctuations in exchange and interest rates. At December 31, 2005, Rhodia held derivative instruments, some of which are designated as cash flow hedges, as well as non-hedging derivative instruments.

Derivative instruments are recognized in the balance sheet at their fair value in the following amounts:

	At December 31, 2005		At December 31, 2004

	Current assets	Current liabilities	Current assets	Current liabilities

	(in millions of euros)
Interest rate instruments	9	8	29	44
Foreign exchange instruments	32	5	5	4
Oil-based commodities instruments	1	1	2	1

Total	42	14	36	49

Calculation of the fair value of derivative instruments: The best indication of the fair value of a contract is the price which would be agreed to between a willing seller and buyer in an arm’s length transaction. At the trade date, it is generally the transaction price. Subsequently, the measurement of the contract should be based on observable market data which provide the most reliable indication of the fair value of a derivative instrument:

•	options are measured based on valuation models (such as Black & Scholes) using quotes published on active markets and/or by obtaining quotations from third party financial institutions;
•	foreign exchange and interest rate instruments are measured by discounting future cash flow payments;
•	commodity-based derivatives are measured by counterparties based on market quotations.

27.1. Interest rate risk management

Rhodia’s exposure to interest rate risk mainly relates to its net indebtedness and, to a lesser extent, its interest rate derivatives portfolio.

Management of fixed and floating rates

The breakdown of the Group’s debt (excluding accrued interest payable) between fixed and floating rates, and excluding its interest rate derivatives portfolio, is as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Floating rate	551	885
Fixed rate	2,440	2,054

Borrowings adjusted for accrued interest payable	2,991	2,939

Floating-rate cash and cash equivalents	808	480
Fixed-rate cash and cash equivalents	112	132

Cash and cash equivalents	920	612

Accrued interest payable	23	32
Accrued interest receivable	(5)	(5)

Net indebtedness	2,089	2,354

F-50 Form 20 - F 2005 - Rhodia

Back to Index

Rhodia is subject to changes in interest rates for the floating rate portion of its net indebtedness. A sudden 1% increase (100 basis points) in market interest rates at December 31, 2005, based on constant net indebtedness, would increase the annual cost of indebtedness by €6 million (excluding accrued interest not paid) and would also increase the finance income from cash and cash equivalents by €8 million resulting from higher cash and cash equivalents received from the proceeds of the new issuance of share capital that were invested at variable costs.

Starting from December 31, 2004, Rhodia had settled all of its hedges intended to apply a floating rate to a portion of its debt issues. No new fixed-rate hedges were issued in 2005.

In 2005, in order to hedge interest rate increases on its floating-rate debt, Rhodia purchased caps with maturities spread out until June 2008. These derivative instruments were not recognized under hedge accounting.

At December 31, 2005, Rhodia also owns interest rate swaps which are not recognized as hedges for accounting purposes.

Analysis of interest rate hedges

Derivatives designated as cash flow hedges.

No interest rate derivative was designated as a cash flow hedge at January 1, 2005 or in fiscal year 2005. However, the impact of hedging future fixed-rate loan issues, prior to January 1, 2005, is recognized in equity under “Fair value reserves” in an amount of €6 million (€9 million at December 31, 2004). This amount is amortized on an actuarial basis in profit or loss symmetrically to the interest expense recognized on the hedged debt. A finance cost/expense of €(3) million was recognized in respect thereto for fiscal year 2005 and €(2) million for fiscal year 2004.

Derivatives designated as fair value hedges

At January 1, 2004, three interest rate swaps with maturities ranging from 2009 to 2011 were designated as fair value hedges. The nominal amounts of these swaps totaled €500 million and $60 million. All of these transactions were cancelled in 2004.

The adjustment resulting from cancelled hedges increased the amortized cost of the hedged debt by €5 million at December 31, 2005 compared with €11 million at December 31, 2004. Amortization of the impact of these fair value hedges using the effective interest rate method generated income of €6 million in fiscal year 2005.

Derivatives not designated as hedges.

Interest rate contracts and options are entered into for terms of between one and three years. The nominal amounts and the fair values of interest rate derivatives are detailed below by currency. They are translated into euros at the closing rate.

Form 20 - F 2005 - Rhodia F-51

Back to Index

		At December 31, 2005								At December 31, 2004

		Nominal							Fair value	Nominal value	Fair value

	Currency	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

	(in millions of euros)
	EUR			300				300	(2)	2,050	(11)

Interest rate swaps	Lender Fixed rate			150				150	(7)	1,000	27
	Lender Floating rate			150				150	5	1,050	(38)
	USD									478	(4)

	Lender Fixed rate									184	1
	Lender Floating rate									294	(5)
	JPY									42

	Lender Fixed rate									21
	Lender Floating rate									21

Sub-total				300				300	(2)	2,570	(15)

	EUR		200	100				300	3

	Purchase		200	100				300	3
Caps	Sell

Sub-total			200	100				300	3	2,570

Total			200	400				600	1	2,570	(15)

The interest rate derivatives portfolio generated income of €6 million in fiscal year 2005.

A sudden increase of 1% (100 basis points) in market interest rates would generate an immediate increase of €5 million in the fair value of the derivatives portfolio not designated as hedges. This rise in the fair value of the interest rate derivatives portfolio mainly results from caps.

27.2. Foreign exchange risk management

A significant portion of Rhodia’s assets, liabilities, expenses and income is denominated in currencies other than the euro, mainly the U.S. dollar, Brazilian real and, to a lesser extent, the pound sterling. Changes in these currencies compared with the euro may have a material impact on the financial position and results of Rhodia.

Rhodia’s policy consists in limiting its exposure to short-term fluctuations in exchange rates by calculating on a daily basis its net exposure to foreign currencies in its transactions, including both sales and purchases, and by using derivative instruments to reduce such exposure. The main derivative instruments used by Rhodia are hedging contracts entered into on the open market with terms of less than one year.

Market instruments held by Rhodia, sensitive to changes in exchange rates, include forward contracts, options, and foreign-denominated financial assets and liabilities.

Foreign exchange risk on foreign-denominated debt

Rhodia is exposed to exchange rate risk when its financial debt is denominated in a currency other than the reporting currency of the entities carrying this debt. Using exchange rate derivatives which are not designated as hedges also generates an exchange rate risk. At December 31, 2005, the amount of debt raised in a currency other than the reporting currency of the entities holding such debt amounted to €1,100 million, including €1,074 million in U.S. dollars mainly carried by Rhodia S.A.

F-52 Form 20 - F 2005 - Rhodia

Back to Index

At December 31, 2005, a sudden 10% increase in the U.S. dollar compared with these reporting currencies would generate an exchange loss of €107 million.

As part of the hedging of its long-term debt denominated in U.S. dollars, Rhodia has entered into foreign exchange option contracts maturing in May 2007. These contracts are not recognized as hedges for accounting purposes, even if they are used for hedging purposes.

Foreign exchange derivatives portfolio

The nominal amounts as well as the fair values of forward purchase and sale contracts and foreign exchange options are detailed below:

	At December 31, 2005			At December 31, 2004

Forward purchases	Currency	Nominal	Fair value	Nominal	Fair value

	(in millions of euros)
	USD	335	5	61	(3)
	GBP	73		2
	JPY	9		44
	BRE	45		26
	Other	73		64

	Total	535	5	197	(3)

Forward sales	USD	251		28
	GBP	296	3	162	2
	JPY	28		35
	BRE			46
	Other	46		33

	Total	621	3	304	2

Call purchases	USD	362	22
	Other

	Total	362	22

	USD
Call sales	Other

	Total

Put purchases	USD	59	1	59	2
	Other

	Total	59	1	59	2

Put sales	USD	362	(4)
	Other

	Total	362	(4)

Total		1,939	27	560	1

The purpose of foreign exchange options is to hedge exposure to U.S. dollar-denominated debt.

At December 31, 2005, a sudden 10% increase in the U.S. dollar compared with the euro would generate an exchange gain of approximately €32 million on these options.

Forward currency purchase and sale contracts are mainly entered into by Rhodia S.A. to hedge its inter-company loans and borrowings denominated in foreign currencies in order to obtain a net exchange position at Rhodia S.A. close to zero. At December 31, 2005, the change in such currencies compared with the euro on this net exchange position would have little impact on the Group’s net foreign exchange gains and losses.

Furthermore, in connection with the hedging of Rhodia’s ordinary business transactions, a future transaction exchange hedge was set up in 2005. At December 31, 2005, this hedge was recognized in equity under “Fair value reserve” in an amount of €(1) million. The financial expense relating to the ineffective portion of this hedge recognized in 2005 was immaterial.

Form 20 - F 2005 - Rhodia F-53

Back to Index

27.3. Management of risk related to fluctuations in the price of oil-based commodities

Rhodia’s exposure to the risks related to fluctuations in the price of oil-based commodities relates mainly to its purchases of petrochemicals and natural gas.

Rhodia can hedge these risks by using swaps, options or futures and forward contracts depending on its identification of market conditions and the expected trend in its contractual purchase prices.

At December 31, 2005, Rhodia held derivative instruments designated as cash flow hedges as well as derivative instruments which were not designated as hedges.

The fair value of oil-based commodity derivative instruments amounted to €0.2 million at December 31, 2005 and €1 million at December 31, 2004. The fair value of instruments designated as cash flow hedges recognized in the “Fair value reserve” amounted to €0.3 million at December 31, 2005.

27.4. Counterparty risk

The transactions that generate a potential counterparty risk for Rhodia are mainly:

•	short-term investments;
•	derivative instruments;
•	trade receivables;
•	Loans granted.

Rhodia invests its short-term deposits and enters into interest rate and currency contracts with banks and financial institutions with S&P and Moody’s ratings which are equal to or greater than A- and A3, respectively.

Counterparty risk related to trade receivables is limited due to the large number of customers in Rhodia’s customer portfolio, their diversification throughout many industries and their diverse geographic locations.

At December 31, 2005, Rhodia’s counterparty risk was therefore immaterial.

27.5. Liquidity risk

At December 31, 2005 and 2004, the liquidity position breaks down as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Other current financial assets	5	5
Non-utilized credit facilities	251	463
Cash and cash equivalents	920	612

Liquidity position	1,176	1,080

The liquidity position at December 31, 2005 will enable Rhodia to proceed with the early redemption of High-Yield debt in the amounts of €128 million and $310 million on January 26, 2006, and the redemption of notes issued under the EMTN program in the amount of €54 million on March 26, 2006.

F-54 Form 20 - F 2005 - Rhodia

Back to Index

28. Retirement benefits and similar obligations

At December 31, 2005, these obligations were measured in accordance with IAS 19 Employee benefits, as amended.

The obligations recognized in the balance sheet break down as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Obligations recognized under liabilities in the balance sheet:
Retirement benefits	1,241	998
Other employee benefits	109	114

Total	1,350	1,112

Of which:
Non-Current	1,269	1,038
Current	81	74
Expenses recognized in profit or loss:
Retirement benefits	68	39
Other employee benefits	(3)	6

Total	65	45

28.1. Retirement benefits

Description of obligations in connection with defined benefit plans

Retirement obligations include retirement and other post-employment benefits, including termination benefits. The corresponding obligations mainly concern employees working in the United States, the United Kingdom and France. These three countries represent 87% of the Group’s total obligations.

In France, these obligations mainly include termination benefits, a closed IRP RP defined benefit plan, and an “ARS” supplementary retirement plan. The main characteristics of these plans are as follows:

•

the IRP RP plan is for all current and retired employees who contributed to the plan prior to its closure. It offers a full benefit guarantee compared with the end-of-career salary, and has no longer applied since the 1970s;

•

the ARS plan is for executives. It sets a level of benefits independently of the change in mandatory plan benefits and is subject to conditions, end-of-career salary, retirement age and seniority in the Group. This plan is supplemented depending on the vested rights of executive managers.

In the U.S., they are mainly related to defined benefit plans:

•	the “Pension Equity Plan” enabling the acquisition of increasing capital according to age brackets. This plan was closed in 2003 and replaced by a defined contribution plan;
•	the “Hourly Plan” providing for the acquisition of a percentage of salary by year of service (resulting from negotiations with trade unions);
•	the “Restoration Plan” covering the portion of salary exceeding the limits of the “Pension Equity Plan” or granting specific guarantees to a very small group of senior executives.

In the United Kingdom, there is mainly a defined benefit plan setting a salary percentage acquisition rate per year of service. This plan was closed in 2003 and replaced by a defined contribution plan which provides for a contribution rate according to age brackets.

An actuarial valuation of defined benefit obligations is performed at least once a year at the balance sheet date by independent actuaries.

Form 20 - F 2005 - Rhodia F-55

Back to Index

Actuarial assumptions

These calculations include the following assumptions: probability of retaining employees in the Group, future salary increases and a retirement age of between 60 and 65 years old depending on location and applicable laws.

The main actuarial assumptions used to measure defined benefit plan obligations are as follows:

	At December 31, 2005			At December 31, 2004

	France	U.S.	UK	France	U.S.	UK

Discount rate	4.00%	5.50%	4.90%	5.00%	5.75%	5.80%
Salary increase rate	3.00%	3.50%	3.25%	2.80%	3.50%	4.15%
Retirement pension increase rate	2.00%	2.50%	2.75%	1.80%	2.50%	2.55%
Mortality table	INSEE TV/TD 2002	“1983 Group Annuity Mortality Tables”	“PA90 rated down 2 years”	INSEE TV/TD 1998	“1983 Group Annuity Mortality Tables”	“PA90 rated down 2 years”

Assumptions relating to mortality tables are based on published statistical and historical data for each country.

Rate of return on plan assets

Plan assets are comprised of the following:

	2005	2004

	(in percentage)
Shares	61.7%	58.0%
Bonds	30.1%	24.2%
Other	8.2%	17.8%

These plan assets do not include any Rhodia financial instruments or real estate assets owned by the Group.

The expected rate of return is determined based on the allocation of assets and expected yield projections given past trends.

	At December 31, 2005			At December 31, 2004

	France	U.S.	UK	France	U.S.	UK

Expected rate of return on assets	N/A	7.50%	8.00%	N/A	7.50%	8.00%

In France, retirement benefit obligations are not invested in funds and Rhodia is therefore totally responsible for making these payments.

Obligations recognized in the balance sheet

Obligations recognized in the balance sheet break down as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Present value of unfunded obligations	928	816
Present value of funded obligations	1,639	1,368
Present value of total obligations	2,567	2,184
Fair value of plan assets	(1,327)	(1,186)

Net value of obligations	1,240	998

Unrecognized past service cost	(5)	—

Net present value of recognized obligations	1,235	998

Balance sheet amounts:
Assets	(6)	—
Liabilities	1,241	998

During fiscal year 2005, the French termination benefits plan was amended for certain employees as a result of the classification of the Pont-de-Claix site as being eligible for the early retirement benefits paid to asbestos workers.

F-56 Form 20 - F 2005 - Rhodia

Back to Index

Past service costs not yet amortized relating to the amendment of this plan amounted to €5 million and will be recognized in profit or loss based on the residual vesting period which on average is 7 years.

Analysis of the net present value of the recognized obligation

The present value of the obligations and the fair value of the assets break down as follows:

	2005	2004

	(in millions of euros)
Present value of obligations at the beginning of the period	2,184	2,208

Cost of services rendered	32	32
Interest cost	119	121
Benefits paid	(166)	(153)
Employee contributions	4	4
Past service cost	5	—
Actuarial gains and losses	297	16
Currency translation differences	91	(21)
Business combinations	(3)	1
Curtailments and settlements	4	(24)

Present value of obligations at the end of the period	2,567	2,184

Fair value of plan assets at the beginning of the period	1,186	1,180

Expected return on assets	91	90
Actuarial gains and losses on fund yield	50	15
Employer contributions	34	18
Employee contributions	4	4
Benefits paid	(114)	(101)
Currency translation differences	82	(20)
Business combinations	(2)	—
Curtailments and settlements	(4)	—

Fair value of assets at the end of the period	1,327	1,186

Net present value of the obligation	1,240	998

Unrecognized past service cost	(5)	—

Net present value of the recognized obligation	1,235	998

The net present value of the obligation corresponds to the difference between the present value of the obligations and the fair value of the plan assets.

The breakdown of obligations and assets by geographical area is as follows:

	At December 31, 2005			At December 31, 2004

	France	Abroad	Total	France	Abroad	Total

	(in millions of euros)
Present value of the obligation	765	1,802	2,567	667	1,517	2,184
Fair value of plan assets	N/A	(1,327)	(1,327)	N/A	(1,186)	(1,186)

Net present value of the obligation	765	475	1,240	667	331	998

Form 20 - F 2005 - Rhodia F-57

Back to Index

The actual rate of return on plan assets amounted to €105 million and €141 million for 2004 and 2005, respectively. The expected rate of return was €90 million for 2004 and €91 million for 2005. Actuarial gains have been recognized to account for the difference between these two amounts, i.e. €15 million for 2004 and €50 million for 2005.

The amount disbursed by the Group with respect to defined benefit plans corresponds to benefits paid to employees (€166 million in 2005), to Rhodia’s contributions to funds (€34 million in 2005), less the benefits paid directly by these funds (€114 million in 2005). This amount totaled €86 million in 2005 and €70 million in 2004 and is estimated at €96 million with respect to 2006.

Expense for the year

The expense relating to retirement benefit obligations breaks down as follows:

	2005	2004

	(in millions of euros)
Cost of services rendered	32	32
Interest cost	119	121
Expected return on plan assets	(91)	(90)
Past service cost	—	—
Curtailments and settlements	8	(24)

Total expense recognized in profit or loss	68	39

The cost of services rendered is recognized in operating profit or loss by destination. The interest cost and the expected return on plan assets have been recognized in finance costs and finance income, respectively.

The actuarial gains and losses relating to retirement benefit obligations recognized in the statement of recognized income and expense:

	2005	2004

	(in million of euros)
Actuarial gains and losses recognized in the statement of recognized income and expense	247	1
Cumulative actuarial gains and losses recognized in the statement of recognized income and expense	248	1
Experience adjustments on measurement of obligations–loss/(gain)	39	(48)
Experience adjustments on measurement of plan assets–loss/(gain)	(50)	(15)

Movement in the net obligation recognized under liabilities in the balance sheet

	2005	2004

	(in millions of euros)
Obligation at January 1	998	1,029

Expense relating to obligations recognized under liabilities in the balance sheet	56	39
Benefits paid	(69)	(70)
Actuarial gains and losses recognized in the statement of income and expense	247	1
Currency translation differences	10	(4)
Effect of business combinations	(1)	3

Obligation at December 31	1,241	998

F-58 Form 20 - F 2005 - Rhodia

Back to Index

A 1% increase or decrease in the discount rate would have an 11% increase or decrease on the present value of the obligations of the French entities and a 15% increase or decrease on the present value of obligations of foreign entities.

Using generation mortality tables for French entities would result in a 14% increase in the present value of French retirement benefit obligations.

28.2. Other employee benefits

Description of obligations and actuarial assumptions

Other benefits granted to employees are mainly comprised of bonuses related to employee seniority in France, the U.S. and the UK. The resulting obligations of defined benefit plans have been measured according to identical methods, assumptions and calculation rates as those used for retirement plans.

Obligations recognized in the balance sheet

The net obligation recognized under liabilities in the balance sheet breaks down as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Net value of unfunded obligation	108	111
Present value of funded obligation	7	7
Present value of total obligation	115	118
Fair value of plan assets	(6)	(4)

Obligation recognized in liabilities	109	114

Analysis of net obligation recognized under liabilities in the balance sheet

The net obligation recognized under liabilities in the balance sheet breaks down as follows:

	2005	2004

	(in millions of euros)
Present value of obligations at January 1	118	126

Cost of services rendered	4	14
Interest cost	5	5
Benefits paid	(9)	(9)
Actuarial gains and losses	(11)	3
Currency translation differences	8	(5)
Effect of business combinations
Curtailments and settlements	(1)	(16)

Present value of obligations at December 31	114	118

Fair value of plan assets at January 1	4	7
Employer contributions	4	4
Benefits paid	(4)	(4)
Currency translation differences		(3)
Effect of business combinations	1

Fair value of plan assets at December 31	5	4

Net present value recognized under liabilities in the balance sheet	109	114

The amount disbursed by the Group totaled €9 million in 2004 and 2005 and is estimated at €9 million with respect to 2006.

Form 20 - F 2005 - Rhodia F- 59

Back to Index

The cumulative effect on ordinary costs and the interest rate expense is immaterial.

Expense for the year

The expense recognized in profit or loss breaks down as follows:

	2005	2004

	(in million of euros)
Cost of services rendered	4	14
Interest cost	5	5
Actuarial gains and losses	(11)	3
Curtailments and settlements	(1)	(16)

Total expense recognized in the income statement	(3)	6

Movement in the obligation recognized in the balance sheet

The cost of services rendered is recognized in operating profit or loss by destination. The interest cost has been recognized in finance costs.

	2005	2004

	(in million of euros)
Obligation at January 1	114	119
Expense relating to obligations recognized under liabilities in the balance sheet	(3)	6
Benefits paid	(9)	(9)
Currency translation differences	5	(2)
Effects of business combinations	2	—

Obligation at December 31	109	114

29. Provisions

29.1. Analysis by type

	At December 31, 2005			At December 31, 2004

	More than 1 year	Less than 1 year	Total	More than 1 year	Less than 1 year	Total

	(in millions of euros)
Restructuring	22	87	109	23	112	135
Environmental	188	44	232	142	65	207
Other	87	73	160	51	60	111

Total	297	204	501	216	237	453

29.2. Movements over the year

	January 1, 2005	Charge	Utilization	Change in scope	Currency translation differences	Other movements	December 31, 2005

	(in millions of euros)
Restructuring	135	88	(106)	(3)	3	(8)	109
Environmental	207	33	(30)	(16)	29	9	232
Other	111	77	(58)	(42)	22	50	160

Total	453	198	(194)	(61)	54	51	501

Other movements include among others the reclassifications under liabilities classified as held for sale for €51 million.

F-60 Form 20 - F 2005 - Rhodia

Back to Index

29.3. Restructuring

Provisions for restructuring cover the following costs:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Employee expenses	84	102
Site closure costs	25	33

Total	109	135

Employee expenses include costs resulting from miscellaneous departure measures, including early retirement plans. The plans set up include voluntary, i.e. proposed by the employer and accepted by the employee, or involuntary, i.e. at the employer’s sole discretion, departure measures. The provisions relating to involuntary measures are recognized as soon as they are officially announced by executive management to the employee representative bodies of the employees concerned by the detailed implementation plan. The provisions relating to voluntary measures, which form part of restructuring plans, are recognized in the financial statements when these measures are announced to the employees’ representatives.

Evolution in 2005

New measures represented €55 million and mainly corresponded to the following transactions:

In France

At the Polyamide unit for €6 million and corresponding to the closure of a textile production site in Arras.

At the Coatis unit, which launched in the last quarter of 2005 the “Horizon” project in order to reorganize its industrial platform in Pont-de-Claix (Isère). This plan includes employee measures which provide for the departure of around 360 employees between now and 2008 as part of the “asbestos” classification of the platform for approximately €8 million.

At the Silcea unit, on the Saint-Fons site (Rhône), following productivity measures in an amount of around €4 million, which includes the loss of 75 jobs.

Foreign operations

At the Novecare unit, on the Oldbury site (UK), the main production site for European Phosphorus and Performance Derivatives, and which notably includes the closure of unprofitable production sites and productivity measures for site support functions, leading to the loss of around 35 jobs for a total cost of €5 million. In addition, the amalgamation of the former HPCII and PPD companies worldwide in the Novecare unit lead to productivity measures within the marketing, commercial and industrial teams for around €4 million.

At the Pharma Solutions unit, productivity measures in UK production units as well as the closure of the U.S. research site resulted in the payment of contractual termination penalties and dismantling costs for a total charge of €9 million. These measures concern activities which are presented under discontinued operations in the income statement.

In addition, in 2005, changes in estimates with respect to previous plans resulted in an additional charge of €33 million.

The continuation of the Group’s reorganization plan, in particular in France, led to an additional charge of €16 million. Restructuring cost re-estimates concerning the main production sites of the Organics unit in France led to an additional charge of €7 million.

Utilizations of provisions relating to employee expenses represent €(88) million and break down as follows:

•

€(70) million in France corresponding to support function plans (including research and development) initiated at the end of 2003 for €(34) million and industrial restructuring plans including the closure of the textile production unit in Arras and the streamlining costs of the Organics, Coatis, and Polyamide units mainly in France;

•

€(10) million in the UK corresponding mainly to streamlining costs at the Avonmouth and Oldbury sites as well as the industrial restructuring plan at the sites of the Pharma Solutions unit launched in 2005.

Form 20 - F 2005 - Rhodia F-61

Back to Index

Evolution in 2004

Charges for new measures represented €163 million in new measures corresponding mainly to:

•

the implementation of a Group reorganization plan for €56 million: This plan mainly involves a reduction in the number of enterprises from 17 to 9, a reduction in headquarter costs and the reorganization of shared services into support functions mainly in France. This reorganization resulted in the loss of 1,325 jobs including around 572 jobs in France;

•	industrial restructuring plans for €97 million including:
–

the plan for the Polyamide unit for €18 million concerning mainly the closure of the Engineering Plastics site at Maioli in Taiwan as well as the reorganization prior to the disposal of the textile production site at Castellaccio in Italy,

–

the plan for the Organics unit, relating to productivity improvements and the refocusing of the product portfolio by closing or selling sites. This plan which involves all production sites at this unit totals €20 million,

–	the plan for the Rhodia Pharma Solutions unit in England concerning the Annan, Dudley and other North American sites for €19 million,
–	the Coatis plan, relating to the closure of the Lille site planned at the end of 2005 and the reorganization of other European sites for €12 million.

Utilizations of provision relating to employee expenses represented €(106) million and mainly corresponded to expenditures for the reorganization plans in 2003 (€(51) million) and 2004 (€(39) million).

These utilizations mainly concern the following plans:

•

€(61) million in France, corresponding mainly to the functional support plan launched at the end of 2003 and industrial reorganization plans, including the costs for the closure of the Rouen tri-polyphosphate production unit and streamlining costs for the sites of the Organics unit;

•	€(17) million in North America, corresponding, in particular, to expenditures for administrative productivity measures initiated at the end of 2003;
•	€(16) million in the UK mainly relating to the costs for the closure of the Whitehaven and Clayton sites as well as industrial reorganizations undertaken at the Pharma Solutions unit in 2003.

29.4. Environment

Rhodia periodically assesses its environmental liabilities and future possible remediation measures.

As indicated in Note 3, this provision is calculated based on future discounted cash flows.

The discount rates used at December 31, 2005 are set up by geographical area based on inflation and risk-free interest rate (government bonds) over the probable term of the remediation obligations related to the sites.

	5 years	10 years	20 years

France	1.50%	1.50%
UK	2.25%		2.00%
U.S.	2.00%	2.00%
Brazil			5.25%

At December 31, 2005, provisions related to environmental risks totaled €232 million, compared with €207 million December 31, 2004.

F-62 Form 20 - F 2005 - Rhodia

Back to Index

The main provisions by geographical area are as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
South America	87	67
North America	55	46
France	60	56
United Kingdom	28	22
Rest of Europe	2	16

Total provisions related to environmental risks	232	207

The South American area mainly covers sites located in Brazil, in particular the Cubatao site. The North American area principally covers the sites located in the U.S., notably the Silver Bow, New Brunswick and Martinez sites. In France, these provisions include the La Rochelle, Thann, and Mulhouse sites and several former mining sites. In the UK, they mainly cover the Staveley, Whitehaven and Oldbury Rattlechain sites.

Nearly all of the provisions relate to sites or activities which have been shut down, some of them even before the creation of Rhodia.

Evolution in 2005

A net charge of €33 million was recognized and breaks down as follows:

•

€19 million corresponding to additional provisions of insignificant individual amounts with respect to previously recognized provisions, including €2 million for the New Brunswick site in the U.S. and €2.5 million for the Oldbury site in the UK;

•

€14 million corresponding to the decrease in the discount rate which mainly affected provisions relating to the long-term remediation plans of 3 sites: €1 million for the Cubatao site in Brazil, €5 million for the Staveley site in the UK, and €2 million for the La Rochelle site in France.

Utilizations of provisions amounted to €(30) million and mainly concern the sites of:

•	Cubatao and Paulinia in Brazil for €(8) and €(2) million, respectively;
•	Martinez, New Brunswick and Silver Bow in the U.S. for €(4), €(2) and €(1) million, respectively.

A reversal in the amount of €(6) million corresponding to remediation plan re-estimates.

The €(16) million decrease in the provision for the Rest of Europe relates to the disposal of the Phosphate and Sulfuric acid unit in Rieme, Belgium.

The interest accretion effect results in a €(12) million increase in the provision.

Evolution in 2004

The provisions recognized at December 31, 2004 for €69 million relate to:

•	the Cubatao site in Brazil for €43 million as a result of the inclusion of new elements involving the technical possibilities for the off-site treatment of polluted land;
•	the Staveley site for €12 million due to new obligations resulting from the termination of activities and the planned closure of the site.

Contingent environmental liabilities and re-estimates

Based on current information, management estimates that it does not have probable liabilities for environmental matters other than those provided for at December 31, 2005. However, Rhodia may need to incur additional expenditure if there are changes to existing laws, regulations or their interpretations.

Form 20 - F 2005 - Rhodia F-63

Back to Index

Estimated contingent liabilities before discounting amounting to around €145 million at December 31, 2005 have not significantly changed since December 31, 2004. They mainly relate to the sites in La Rochelle, France, Silver Bow (Montana, U.S.) and Cubatao (Brazil), with respect to the possible obligation to store or treat waste or materials off-site. No provision has been recognized at December 31, 2005 to cover these contingent liabilities in the absence of an actual obligation as of this date.

30. Trade and other payables

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Operating goods and services provider	843	835
Capital expenditure provider	44	39
Employees and social security bodies	190	209
Government and public sector	84	61
Accrued expenses	34	46
Other	76	168

Total	1,271	1,358

31. Off-balance sheet commitments and contractual obligations

	At Decembe 31, 2005	At December 31, 2004

	(in millions of euros)
Commitments to purchase
Firm orders for the acquisition of industrial assets	15	21
Commitments for the purchase of goods and services
Commitments for the acquisition of goods	1,996	1,850
Commitments for the acquisition of energy	880	636
Guarantees and lien granted
Guarantees given to associates to guarantee their debt	5	30
Guarantees given to unconsolidated entities to guarantee their debt	7	8
Lien granted	113	81
Commitments in respect of leases(*)	148	132

Total commitments and guarantees given	3,164	2,758

______________

(*) Exclusive of capitalized leases.

Minimum future payments related to operating leases can be analyzed as follows:

	At Decembe 31, 2005	At Decembe 31, 2004

	(in millions of euros)
Less than one year	24	25
From one to five years	76	62
More than five years	48	45

Total commitments and guarantees given	148	132

Assets pledged can be analyzed as follows:

	At December 31, 2005	At December 31, 2004

	(in millions of euros)
Property, plant and equipment	11
Financial assets	52	47

Total	63	47

F-64 Form 20 - F 2005 - Rhodia

Back to Index

32. Claims and litigation

The Group is involved in certain litigation in the normal course of its business activities, mainly claims by buyers of businesses sold by Rhodia and civil liability compensation claims related to industrial operations or marketed chemicals.

Provisions are recognized to cover the expenses which could result from these proceedings only when they are probable and their amount may be reasonably quantified or estimated. The amount of provisions recognized is based on an assessment of the risk involved on a case-by-case basis, it being specified that the occurrence of events during proceedings may at any time lead to a reassessment of the risk.

Except for the litigation described below, Rhodia believes that there is no litigation or exceptional issues that, taken individually or as a whole, could have a significant negative impact on its business, financial position or results.

32.1. Litigation with shareholders

Since April 7, 2005, various complaints have been filed by shareholders, including certain “ERISA” type litigation filed by company employees, against Rhodia as well as certain of its Directors and senior management, in the U.S. federal court for the Southern District of New York and in the federal court of the district of New Jersey. On October 21, 2005, the U.S. judicial panel on multidistrict litigation decided to regroup all the pending litigation which was then transferred to the U.S. federal court for the Southern District of New York as one law suit. It was specified nevertheless that the “ERISA” type litigation will be judged by the same court in parallel due to its particularity. The plaintiffs have generally alleged that between April 26, 2001 and March 23, 2004 or March 24, 2005, depending on the plaintiff, certain provisions of the Securities Exchange Acts of 1933 and 1934 were violated, notably in terms of financial communication. The “certification” proceeding should commence and may result in the creation of a “consolidated class action”.

At this stage, Rhodia considers that, for the time being, these are only preliminary steps which will not necessarily succeed. As a result, it is not considered necessary to recognize a provision.

32.2. Trade litigation

•	Rhodia/Innophos litigation

On November 8, 2004, Rhodia received from Innophos, a subsidiary of Bain Capital, a complaint originating from Mexico’s National Water Commission relating to water use at the Coatzacoalcos site during the period from 1998 to 2002. The total claim amounts to approximately 1.5 billion Mexican pesos (around €100 million), including user fees, interest and penalties. The Coatzacoalcos site was part of the specialty phosphates business that was sold in August 2004 to Bain Capital, giving rise to the creation of a new company, Innophos. To best protect its interests, Rhodia then informed Bain that it was willing to assume direct responsibility, subject to certain legal reservations, for resolving this matter with the Mexico National Water Commission. Since then, Rhodia has worked closely with Innophos to prepare a response, which was filed in Innophos’ name on January 17, 2005. The amount of the initial claim was lowered following the application made by Rhodia to the administrative authority to reconsider and materialized by a decision rendered on August 29, 2005. The total amount of the revised claim is approximately €16.5 million. Rhodia still believes that stronger arguments exist in its defense and with respect thereto made public on November its imminent demand to cancel the claim pending before the Mexican federal administrative and tax courts. Based on its analysis of the merits of the case, Rhodia considers that it is not necessary to recognize a provision in respect to this claim.

•	Adisséo litigation

Following a fire at its Roches de Condrieu site on May 22, 2003, Rhodia Eco Services Sulfurique had to invoke force majeure in connection with its performance under a contract with Adisséo to supply hydrogen sulfide. Adisséo immediately sought compensation and demanded damages of €380,000 (contractual penalty for interruption in the supply of hydrogen sulfide). Adisséo subsequently

Form 20 - F 2005 - Rhodia F-65

Back to Index

sought to exercise its call option, which would result in the transfer of Rhodia Éco Services Sulfurique’s hydrogen sulfide and carbon sulfide business to Adisséo for €1. Finally, On November 21, 2004, an additional demand was sent to Rhodia Eco Services Sulfurique. This dispute is currently in arbitration before the French arbitration association, the A.F.A. (Association Française d’Arbitrage). Rhodia believes that all of Adisséo’s claims, totaling €27 million, are without merit, and as a result has not recognized a provision. The arbitral sentence is expected to be rendered in the third quarter of 2006 at the latest.

•	Rhodianyl/KoSa France Holding Arbitration

On October 1, 2004, KoSa France Holding (new Rhodianyl partner in the Butachimie Joint Venture) launched a counter-arbitration proceeding (ICC) parallel to the arbitration (ICC) currently underway between Rhodianyl and DuPont France (its former partner in the Butachimie Joint Venture), to overturn the expected sentence in the Rhodianyl/DuPont France proceeding. In this initial arbitration, Rhodianyl requested the arbitration court to recognize the inexistence of a geographical limitation to the sale, export or use of DNA produced by Butachimie. This position was settled in favor of Rhodianyl in the final June 13, 2005 award (final award which may not be appealed). Under these conditions, the main demands made as part of the counter-arbitration proceeding by KoSa France Holding–for an initial amount of around €37 million reduced to €21.5 million in January 2006, to which should be added, according to KoSa, the amount of sales that will be generated in 2006 until the arbitration award is rendered, or alternatively and on a subsidiary basis an amount of €147 million–are without merit and do not appear to have been received favorably by the ICC. The arbitration award should be rendered between now and the third quarter of 2006. Rhodia has not recognized any provision relating to this dispute.

32.3. Commitments linked to disposals

In connection with disposals made in 2005 and previously, Rhodia provided the usual warranties related to accounting, tax, employee and environmental matters.

In 2005, no warranty was triggered as part of disposals made during the year.

In 2004, these warranties were only triggered in a significant manner in the following cases:

•	sale of the phosphates business in North America to Innophos Inc. against which a claim was filed by the Mexican National Water Commission under the conditions detailed in Note 32.2.

In connection with the sale of this business, Rhodia agreed to confirm the terms of an existing contract for the supply of sulfuric acid until 2018. Since the prices are below market, this contract was considered to be an onerous loss-making contract and Rhodia recognized a provision based on trends in sulfur market prices and the volume requirements of the beneficiary (€3 million at December 31, 2005 and €7 million at December 31, 2004). This provision covers the present value of expected losses on this contract over the next five years, as reasonable estimates beyond this timeframe are not available.

In 2002, Rhodia sold the phenol, HCL (hydrochloric acid) and soda ash business to a group of investors. As part of the sale, Rhodia granted an interest-bearing vendor credit for a total principal of €22 million. Repayment is subject to the repayment of the new group’s bank debt relating to the acquisition.

The HCL and Test Run Guarantees have been satisfied; however, certain other guarantees remain:

•

a guarantee was granted to the purchaser in respect of HCL Removal Service for €5 million during one year, declining to €4 million in the following four years in order to guarantee the supply of HCL by Rhodia. Compliance with this guarantee only depends on factors controlled by Rhodia;

•	finally, purchase price adjustments in favor of Rhodia, limited to €7 million, based on the contribution of the HCL activity to

F-66 Form 20 - F 2005 - Rhodia

Back to Index

the new group. This clause has no time limit;

•

a guarantee to cover financing costs to ensure compliance with European environmental regulations limited to €4 million. This guarantee was triggered in January 2006 and a provision was recognized at December 31, 2005.

33. Related party transactions

Due to its minority interest in the share capital of the Group, Sanofi-Aventis is no longer considered to be a related party.

33.1. Transactions with joint ventures and associates

Transactions with joint ventures and associates are performed at arm’s length under normal market conditions.

33.2. Remuneration of key Group executives

Key executives of the Group are defined as being company officers or are either Directors of the Rhodia Group or members of the Executive Committee.

Amounts due in respect of the year (salary) or obligations existing at the end of the year (other elements):

	2005	2004

	(in thousands of euros, except for subscription options)
Wages, charges and short-term benefits	5,639	5,923
Accumulated retirement and other post-employment benefits	11,435	5,012
Severance payments(1)	4,179	8,303

Total stock subscription options granted	3,146,206	2,539,003

______________
(1)	Severance payments acquired correspond to the commitments undertaken by Rhodia for the Group’s key managers in the event of employment contract termination.

Amounts paid during the year:

	2005	2004

	(in thousands of euros, except for subscription options)
Wages, charges and short-term benefits	6,185	3,527
Retirement and other post-employment benefits
Severance payments(1)		2,311
Stock subscription options granted		920,500
______________
(1)	Severance payments paid in 2004 totaled €2.3 million and involve the departure of two members of the Group’s Executive Management Committee.

33.3. Loans granted to key Group executives

At December 31, 2005, no loans had been granted to any key Group executives.

34. Share-based payments

Rhodia S.A. has granted stock subscription options to certain of its executive managers and employees. All of these option plans are payable in shares over the vesting periods mentioned below. Stock subscription options not definitively vested are lost if one of the beneficiaries of these plans leaves the Group for a reason other than retirement. Those options definitively vested are exercisable over a limited period of time depending on the reason of the departure.

During 2005, the Board of Directors did not grant any new stock option plans.

Form 20 - F 2005 - Rhodia F-67

Back to Index

In 2004, in accordance with the authorization granted by the shareholders at the Ordinary General Meeting of May 21, 2002, the Rhodia Board of Directors decided at its June 17, 2004 meeting to create two stock subscription option plans. Options covering 2,665,500 shares (327 participants) and 1,372,500 shares (81 participants) were granted. The conditions for exercising the options under the second option plan are based on meeting certain financial targets in 2006.

Options granted under the 2004 plans are exercisable over an eight-year period, with a holding period of four years for French tax residents and three years for foreign tax residents as from the grant date by the Board of Directors.

Options granted under the 2001, 2002 and 2003 plans are exercisable over a twelve-year period, with a holding period of four years for French tax residents and three years for foreign tax residents as from the grant date by the Board of Directors.

Options issued under the 1998, 1999 and 2000 plans are exercisable over a ten-year period, with a holding period of five years for French tax residents and three years for foreign tax residents as from the grant date by the Board of Directors.

In accordance with IFRS 2, only plans granted on or after November 7, 2002 and not vested at January 1, 2005 are measured and recognized in employee expenses. Main changes in the stock option plans outstanding at December 31, 2005:

	2005		2004

	Shares	Weighted- average exercise price (in €)	Shares	Weighted- average exercise price (in €)

Options outstanding at January 1	22,998,627	6.08	9,972,809	13.89
Options granted	—	—	4,038,000	1.50
Options forfeited(1)	(647,742)	5.30	(411,190)	7.55
Options expired(1)
Adjustment to options outstanding(2)	4,289,178	—	9,399,008	—

Options outstanding at December 31	26,640,063	5.12	22,998,627	6.08

Options exercisable at December 31	16,028,330	6.64	7,580,313	7.86

______________
(1)	Stock subscription options forfeited during the year before and after 2004 and 2005 capital increases.
(2)

After the capital increases which took place on May 7, 2004 and December 20, 2005, Rhodia adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

At December 31, 2005, no options granted by the Board of Directors have been exercised.

F-68 Form 20 - F 2005 - Rhodia

Back to Index

The following table shows the main features of the stock option plans outstanding at December 31, 2005:

Stock Option Plan	1998 Plan	1999/1 Plan	1999/2 Plan	2000/1 Plan	2000/2 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan A	2004 Plan B

Date of shareholders’ meeting approval	05/13/1998	05/13/1998	05/13/1998	05/13/1998	04/18/2000	04/18/2000	04/18/2000	05/21/2002	05/21/2002	05/21/2002
Date of grant, as approved by the Board of Directors	06/24/1998	02/23/1999	02/23/1999	03/30/2000	09/27/2000	03/16/2001	03/20/2002	05/28/2003	06/17/2004	06/17/2004
Exercise period for persons resident in France for tax purposes	5 years from 06/24/03	5 years from 02/23/04	5 years from 02/23/04	5 years from 03/30/05	—	8 years from 03/16/05	8 years from 03/20/06	8 years from 05/28/07	4 years from 06/17/08	4 years from 06/17/08
Exercise period for persons not resident in France for tax purposes	7 years from 06/24/01	7 years from 02/23/02	7 years from 02/23/02	7 years from 03/30/03	7 years from 09/27/03	9 years from 03/16/04	9 years from 03/20/05	9 years from 05/28/06	5 years from 06/17/07	5 years from 06/17/07
Original options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	2,000,000(d)	1,312,948(e)	2,665,500	1,372,500
Original options granted to the Board of Directors and Executive Committee(a)	80,000	93,500	60,000	207,000	—	237,000	178,045	102,500	354,000	555,000
Original exercise price (€)	21.34	15.00	15.00	17.14	16.26	15.70	12.04(c)	5.50(c)	1.50	1.50
Maximum term (years)	10	10	10	10	10	12	12	12	8	8
Weighted-average remaining contractual life, December 31 (years)	2.5	3.2	3.2	4.2	—	7.2	8.2	9.4	6.5	6.5
Adjusted exercise price, December 31(f)	9.08	6.38	6.38	7.29	—	6.68	5.12(c)	2.34(c)	1.26	1.26
Weighted-average exercise price, December 31	9.08	6.38	6.38	7.29		6.68	5.23	2.62	1.26	1.26
Weighted-average exercise price of exercisable options, December 31	9.08	6.38	6.38	7.29		6.68	5.12
Options outstanding, January 1	33,640	2,769,563	2,064,562	3,496,850	98,629	4,453,258	3,611,352	2,483,273	2,637,000	1,350,500
______________
(a)	Historical data.
(c)	Due to a personal commitment, Mr. Tirouflet accepted that the exercise price of his options would be set at €15 (after the 2004 and 2005 adjustments, this price was reduced to €6.38).
(d)

Simultaneously with this plan, the Board of Directors also decided to set up a second option plan granting 1,000,000 options to 123 participants. These options became null and void as a result of failure to satisfy exercise conditions at December 31, 2002.

(e)

Simultaneously with this plan, the Board of Directors also decided to set up a second option plan granting 643,400 options to 108 participants. These options became null and void as a result of failure to satisfy exercise conditions at December 31, 2003.

(f)

After the capital increases which took place on May 7, 2004 and December 20, 2005, Rhodia adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

Form 20 - F 2005 - Rhodia F-69

Back to Index

Stock Option Plan	1998 Plan	1999/1 Plan	1999/2 Plan	2000/1 Plan	2000/2 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan A	2004 Plan B

Options forfeited January, 1 to December 20	(395)	(23,795)	(18,952)	(53,393)	(98,629)	(98,098)	(93,950)	(78,213)	(100,200)	(16,000)
Options outstanding, at December, 20, before the preferred subscription rights offering	33,245	2,745,768	2,045,610	3,443,457		4,355,160	3,517,402	2,405,060	2,536,800	1,334,500
Adjustment to outstanding options as a result of the preferred subscription rights offering(f)	6,363	525,310	391,413	658,803		833,299	673,014	460,266	485,404	255,306
Options granted	—	—	—	—	—	—	—	—	—	—
Options forfeited December 21 to December 31	—	—	—	—	—	—	—	—	(26,804)	(39,313)
Options outstanding, December 31	39,608	3,271,078	2,437,023	4,102,260	—	5,188,459	4,190,416	2,865,326	2,995,400	1,550,493
Options outstanding with the Board of Directors and Executive Committee(b)	—	219,717	140,996	486,429	—	556,926	418,390	240,868	421,716	661,164
Options exercisable, December 31	39,608	3,271,078	2,437,023	4,102,260	—	5,188,459	989,902	—	—	—
Options exercisable by the Board of Directors and Executive Committee(b)	—	219,717	140,996	486,429	—	556,926	—	—	—	—
Number of participants at December 31	12	311	309	434	—	660	471	493	306	77
______________
(b)	Actual data.
(f)

After the capital increases which took place on May 7, 2004 and December 20, 2005, Rhodia adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

F-70 Form 20 - F 2005 - Rhodia

Back to Index

The weighted average residual term of stock options was 6.10 years in 2005 and 7.10 years in 2004.

The fair value of stock options was estimated using the Black-Scholes model and the following assumptions:

	2005	2004

Term of the options	—	4 to 5 years
Volatility	—	35%
Expected dividend return rate	—	0.00%
Risk-free interest rate	—	4.40%

The estimated term of these instruments assumes that the options are exercised in the year following their definitive vesting. The expected volatility has been established using the historical volatility of the stock price. Volatility measures the fair value of the services rendered by referring to the fair value of equity-based instruments granted. This fair value is measured at the grant date and expensed as services are received. The risk-free interest rate is calculated using the historical risk-free interest rate at the grant date of the options. The weighted average fair value of the options, with an exercise price at the 2004 grant date, was €0.27. The second 2004 stock option plan is subject to exercise conditions based on meeting certain financial targets in 2006. When measuring the fair value of these options, the assumption under which certain financial targets must be met in 2006 was adopted.

No new stock options were granted in 2005.

The expense incurred during the period relating to services compensated by equity-based instruments total less than €1 million at December 31, 2005 and 2004.

35. Subsequent events

The financial statements were approved on February 28, 2006 by the Board of Directors of Rhodia.

Events subsequent to the balance sheet date which could have an impact on the financial statements are as follows:

35.1. Sale of assets

Since December 31, 2005, Rhodia has finalized the sale of its Latex business to the U.S. group Hexion Specialty Chemicals.

As indicated in Note 12, the assets and liabilities allocated to these businesses have been reclassified under “Assets and liabilities classified as held for sale” in the balance sheet at December 31 and measured at the lower of net carrying value or fair value less costs to sell. The completion of this sale should not therefore have any impact on the 2006 income statement.

35.2. Financing plans

As indicated in Note 26, on January 24, 2006, Rhodia completed the early redemption of a portion of its “High-Yield” Notes as follows:

•

the maximum authorized nominal amount, i.e. 35% of the nominal amount of its “High-Yield” Senior 10.50% notes issued in euros and its “High-Yield” Senior 10.25% notes issued in dollar both maturing in 2010;

•	21.6% of the nominal value of the “High-Yield” Senior Subordinated 9.25% Notes issued in euros, both maturing in 2011.

The principal amounts redeemed totaled €310 million and €128 million. This early redemption resulted in the payment of a premium of around €39 million. This transaction enabled Rhodia to reduce its debt-related interest expense by approximately €38 million per annum in 2006.

Form 20 - F 2005 - Rhodia F-71

Back to Index

36. Use of estimates

In order to prepare financial reports in accordance with generally accepted accounting principles, Rhodia management must make estimates and assumptions that affect not only the amounts shown for assets and liabilities and the information provided on possible assets and liabilities at the date the reports are prepared, but also the amounts shown for income and expense for the period.

Management continually revises its estimates and assumptions on the basis of past experience and various other factors that it deems reasonable. Its judgments as to the carrying amount of asset and liability items are based on these estimates and assumptions. Actual results could differ significantly from these estimates if conditions prove different from those assumed.

The sensitivity of the various items presented in the Consolidated Financial Statements is described in the notes relating to such items.

37. Scope of consolidation

In 2005, the scope of consolidation included 138 companies, including 125 subsidiaries, 9 jointly controlled entities, and 4 associates.

Subsidiaries	Country	%

RHODIA ACETOW GMBH	Germany	100.00
RHODIA DEUTSCHLAND GMBH	Germany	100.00
RHODIA GMBH	Germany	100.00
RHODIA PERFORM.FIBRES GMBH	Germany	100.00
RHODIA SILICON GMBH	Germany	100.00
RHODIA SPECIALTY SILICON GMBH	Germany	100.00
RHODIA POLIAMIDA SUCURSAL ARGENTINA	Argentina	100.00
RHODIA CHEMICALS PTY	Australia	100.00
RHODIA AUSTRALIA PTY	Australia	100.00
RHODIA BELGIUM	Belgium	100.00
ALAVER S.A.	Brazil	100.00
RHODIA BRAZIL LTDA	Brazil	100.00
RHODIA POLIAMIDA BRASIL	Brazil	100.00
RHODIA POLIAMIDA LTDA	Brazil	100.00
RHOPART - PART SERVICIOS E COMERCIO LTDA	Brazil	100.00
ZAMIN COMPANY S/A	Brazil	100.00
RHODIA CANADA INC	Canada	100.00
RHODIA ENGINEERING PLASTICS INC - CAD	Canada	100.00
LUOPING PHOSPHORUS CHEMICAL	China	50.00
RHODIA (SHANGHAI) INTERN. TRADING CO LTD	China	100.00
RHODIA CHINA CO LTD	China	100.00
RHODIA PERFUMERY WUXI CO LTD	China	100.00
RHODIA SILICA QINGDAO CO LTD	China	100.00

F-72 Form 20 - F 2005 - Rhodia

Back to Index

Subsidiaries	Country	%

RHODIA SILICONES SHANGHAI CO LTD	China	100.00
RHODIA SPECIALITY CHEMICALS WUXI-CHINE	China	100.00
RHODIA WUXI PHARMACEUTICAL CO LTD	China	100.00
RUOHAI FINE CHEMICALS	China	100.00
BEIJING RP EASTERN CHEMICAL LTD	China	70.00
RHODIA HENGCHANG ZHANGJIAGANG SPEC CHEM	China	70.00
RHODIA SHANGHAI ENGINEERING PLACTICS CO	China	66.00
BAOTOU RHODIA RARE EARTHS CO LTD	China	55.00
LIYANG RHODIA FOUNDER RARE EARTH NEW MAT	China	70.00
RHODIA ZHENGJIANG CHEMICAL CO LTD	China	100.00
RHODIA POLYAMIDES CO LTD	South Korea	100.00
RHODIA SILICA KOREA	South Korea	100.00
CONUBEN SL	Spain	100.00
RHODIA HPCII - ESPAGNE	Spain	100.00
RHODIA IBERIA S.A.	Spain	100.00
RHODIA SILICONAS ESPANA	Spain	100.00
ALCOLAC INC	United States	100.00
HEAT TREATMENT SERVICES INC	United States	100.00
RHODIA CHIREX AMERICA INC	United States	100.00
RHODIA ELECTRONICS & CATALYSIS INC	United States	100.00
RHODIA ENGINEERING PLASTICS CORP- USA	United States	100.00
RHODIA FINANCIAL SERVICES INC	United States	100.00
RHODIA HOLDINGS INC	United States	100.00
RHODIA INC	United States	100.00
RHODIA INDIA HOLDINGS INC	United States	100.00
RHODIA PHARMA SOLUTIONS INC	United States	100.00
CEVCO–CENTR. ELECTR. A VAPEUR PONT DE CLAIX	France	100.00
CHLORALP	France	100.00
RHODIA ACETOL	France	100.00
RHODIA CHIMIE	France	100.00
RHODIA ELECTRONICS & CATALYSIS	France	100.00
RHODIA ENERGY	France	100.00
RHODIA ENERGY GHG	France	100.00
RHODIA ENGINEERING PLASTICS S.A.	France	100.00
RHODIA FINANCES	France	100.00
RHODIA HPCII	France	100.00
RHODIA INTERMEDIAIRES	France	100.00
RHODIA LABORATOIRE DU FUTUR	France	100.00
RHODIA ORGANIQUE	France	100.00
RHODIA P.I. BELLE ETOILE	France	100.00
RHODIA P.I. CHALAMPE	France	100.00
RHODIA PARTICIPATIONS	France	100.00
RHODIA PERFORM.FIBRES S.A.S.	France	100.00
RHODIA POLYAMIDE INTERMEDIATES	France	100.00

Form 20 - F 2005 - Rhodia F-73

Back to Index

Subsidiaries	Country	%

RHODIA PPMC	France	100.00
RHODIA RECHERCHES ET TECHNOLOGIES S.A.S.	France	100.00
RHODIA S.A.	France	100.00
RHODIA SERVICES	France	100.00
RHODIA SILICES	France	100.00
RHODIA SILICONES	France	100.00
RHODIANYL SNC	France	100.00
GIE SPIRAL	France	84.30
GIE OSIRIS	France	58.41
RHODIA HONG KONG CO LTD	Hong Kong	100.00
A&W CHEMICALS (INDIA) LTD	India	72.93
CEIMIC-RE LTD	Ireland	100.00
RHODIA ENGINEERING PLASTICS SRL	Italy	100.00
RHODIA GERONAZZO	Italy	100.00
RHODIA ITALIA SPA	Italy	100.00
RHODIA SILICONI ITALIA SPA	Italy	100.00
RHODIA JAPAN	Japan	100.00
ANAN KASEI CO LTD	Japan	67.01
RHODIA NICCA LTD	Japan	60.00
RHODIA INDUSTRIAL YARNS SIA	Latvia	100.00
RHODIA CONS. SPEC. MALAYSIA SDN BHD	Malaysia	100.00
RHODIA DE MEXICO S.A. DE CV	Mexico	100.00
RHODIA ESPECIALIDADES	Mexico	100.00
RHODIA FINANCE INTERNATIONAL BV	The Netherlands	100.00
RHODIA INTERNATIONAL HOLDINGS BV	The Netherlands	100.00
RHODIA NEDERLAND	The Netherlands	100.00
RHODIA POLYAMIDE POLSKA	Poland	100.00
HOLMES CHAPEL TRADING LTD	United Kingdom	100.00
RHODIA ECO SERVICES LTD	United Kingdom	100.00
RHODIA ENGINERING PLASTICS LTD	United Kingdom	100.00
RHODIA FOOD INGREDIENTS LTD	United Kingdom	100.00
RHODIA HOLDING LTD	United Kingdom	100.00
RHODIA HPCII LTD	United Kingdom	100.00
RHODIA INDUSTRIAL SPECIALTIES LTD	United Kingdom	100.00
RHODIA INTERNATIONAL HOLDINGS LTD	United Kingdom	100.00
RHODIA LTD	United Kingdom	100.00
RHODIA ORGANIQUE FINE LTD	United Kingdom	100.00
RHODIA OVERSEAS LTD (ROL)	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS (ANNAN) LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS HOLDINGS LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS LTD	United Kingdom	100.00
RHODIA REORGANISATION LTD	United Kingdom	100.00
RHODIA UK LTD	United Kingdom	100.00
RP TEXEL LTD (MARSCHALL EUROZYMES LTD)	United Kingdom	100.00
OOO SERTOW	Russia	100.00

F-74 Form 20 - F 2005 - Rhodia

Back to Index

Subsidiaries	Country	%

AW ASIA PACIFIC HOLDINGS PTE	Singapore	100.00
RHODIA ASIA PACIFIC PTE LTD	Singapore	100.00
RHODIA INDUSTRIAL YARNS AS	Slovakia	100.00
RHODIA CAPITAL MARKET	Switzerland	100.00
RHODIA INDUSTRIAL YARNS AG	Switzerland	100.00
PARTICIPATIONS CHIMIQUES-RHODIA	Switzerland	99.99
SOPARGEST - PARTICIP. ET GESTIONS “J”	Switzerland	99.98
RHODIA THAI HOLDING	Thailand	100.00
RHODIA PPMC THAILAND LTD	Thailand	100.00
RHODIA THAI INDUSTRIES	Thailand	74.00
FAIRWAY INVESTIMENTOS	Uruguay	100.00
RHODIA ACETOW VENEZUELA S.A.	Venezuela	100.00
RHODIA SILICES DE VENEZUELA C.A.	Venezuela	100.00

Joint ventures	Country	%

WARMEVERBUNDKRAFTWERK FREIBURG GMBH	Germany	47.50
JADE FINE CHEMICALS WUXI CO LTD	China	60.00
PRIMESTER	United States	50.00
POLIMER IBERIA	Spain	50.00
BUTACHIMIE	France	50.00
COGENERATION CHALAMPE	France	50.00
RHODIGAZ	France	50.00
HINDUSTAN GUM & CHEMICALS LTD	India	50.00
RHODIA MANYAR	Indonesia	50.00

Associates	Country	%

YING LONG	China	49.00
GIE CHIMIE SALINDRES	France	50.00
NYLSTAR NV	The Netherlands	50.00
ENERGO-STIL SP ZOO	Poland	25.00

Form 20 - F 2005 - Rhodia F-75

Back to Index

38. Note on transition to IFRS 2004

38.1 Context of the publication

As mentioned in Note 2.1, the Group’s Consolidated Financial Statements for the year ended December 31, 2005 were prepared for the first time in accordance with International Financial Reporting Standards (IFRS).

The comparative financial information for 2004 were prepared on the same basis.

The principal differences between the previously applied French GAAP and IFRS at the transition date (January 1, 2004) and at December 31, 2004 are described in this note.

The preparation of the comparative 2004 financial information is based on the following:

-	IFRS standards and interpretations which are mandatory at December 31, 2005;
-	IFRS standards and interpretations mandatory after 2005 that the Group has decided to adopt early;
-	options and exemptions that Rhodia used to prepare its first IFRS Consolidated Financial Statements in 2005.

38.2 Standards and interpretations applied for the preparation of the comparative financial information for 2004

Presentation of the standards applied

IFRS has been applied with retrospective effect in the opening balance sheet at the transition date (January 1, 2004), with the exception of certain optional or mandatory exemptions specified in IFRS 1, First-time adoption of International Financial Reporting Standards. These exemptions are presented below.

Description of the accounting options related to first-time adoption of IFRS.

In accordance with the provisions of IFRS 1, First-time adoption of International Financial Reporting Standards, which allows first-time adopters to choose certain exemptions, Rhodia elected the following choices regarding the retrospective restatement of assets and liabilities for the preparation of the IFRS opening balance at January 1, 2004:

-

Business combinations: the Group elected not to apply IFRS 3, Business Combinations, retrospectively to business combinations occurring before January 1, 2004. Accordingly, the carrying amount under French GAAP of assets acquired and liabilities assumed in business combinations are the cost under IFRS at January 1, 2004. The Group tested goodwill for impairment by applying IAS 36, Impairment of Assets, at January 1, 2004. Goodwill was not impaired at January 1, 2004.

-

Retirement and similar benefits: the Group elected to recognize unamortized actuarial liabilities at January 1, 2004 as a deduction from equity. This adjustment results in a €663 million decrease in opening equity at January 1, 2004;

-

Currency translation differences: the Group reclassified currency translation differences relating to the translation of foreign subsidiaries’ financial statements at January 1, 2004 to the reserve for undistributed earnings. This reclassification has no impact on total equity in the opening balance sheet. The IFRS currency translation differences are zero at January 1, 2004;

-	Share-based payments: the Group elected to apply IFRS 2, Share-based payment, to account for share payment plans granted on or after November 7, 2002 but not yet vested at January 1, 2005;
-	Financial instruments: IAS 32, Financial instruments: disclosure and presentation, and IAS 39, Financial instruments: recognition and measurement, have been applied from January 1, 2004;
-

Property, plant and equipment: the Group elected not to use the exemption of IFRS 1 allowing it to revalue its property, plant and equipment to fair value at the IFRS transition date. The Group’s property, plant and equipment therefore continue to be carried at historical cost less depreciation and amortization and impairments.

-

Discontinued operations: the Group elected to apply IFRS 5, Non-current assets held for sale and discontinued operations, since January 1, 2004, as the valuations and other information needed to apply IFRS 5 were obtained at the time those criteria were originally met.

For all other IFRSs, the entry values of the assets and liabilities at January 1, 2004 have been adjusted retrospectively as if these standards had always been applied.

F-76 Form 20 - F 2005 - Rhodia

Back to Index

Summary of the impacts on the main financial aggregates

	Year ended December 31, 2004

	IFRS	French GAAP	Difference

	(in millions of euros)
Net sales	5,146	5,281	(135)
Operating loss	(188)	(348)	160
Net loss attributable to the equity holders of Rhodia S.A.	(641)	(625)	(16)
Equity attributable to equity holders of Rhodia S.A.	(546)	70	(616)

Net financial indebtedness	2,354	1,929	425

38.3 Reconciliation of the balance sheet and income statement in accordance with French GAAP and IFRS

	At January 1, 2004		At December 31, 2004

	French GAAP	IFRS adjustments	IFRS	IFRS

	(in millions of euros)
Property, plant and equipment	2,526	316	2,842	2,245
Goodwill	437	—	437	226
Other intangible assets	132	18	150	139
Investments in associates	123	(79)	44	3
Other non-current financial assets	675	(426)	249	226
Deferred tax assets	161	22	183	99

Non-current assets	4,054	(149)	3,905	2,938

Inventories	726	21	747	701
Income tax receivable	49	—	49	14
Trade and other receivables	914	464	1,378	1,260
Derivative financial instruments	20	83	103	36
Other current financial assets	—	4	4	5
Cash and cash equivalents	766	32	798	612
Assets classified as held for sale	—	—	—	—

Current assets	2,475	604	3,079	2,628

Total assets	6,529	455	6,984	5,566

Form 20 - F 2005 - Rhodia F-77

Back to Index

	At January 1, 2004		At December 31, 2004

	French GAAP	IFRS adjustments	IFRS	IFRS

	(in millions of euros)
Share capital	179	—	179	628
Additional paid-in capital	2,513	—	2,513	807
Other reserves	(567)	592	25	12
Deficit	(1,873)	(1,185)	(3,058)	(1,993)

Equity attributable to equity holders of Rhodia S.A.	252	(593)	(341)	(546)

Minority interests	23	4	27	25

Total equity	275	(589)	(314)	(521)

Borrowings	1,886	237	2,123	2,250
Retirement benefits and similar obligations	619	471	1,090	1,038
Provisions	194	(50)	144	216
Deferred tax liabilities	140	(29)	111	55
Other non-current liabilities	70	(20)	50	51

Non-current liabilities	2,909	609	3,518	3,610

Borrowings	1,447	392	1,839	721
Derivative financial instruments	102	102	204	49
Retirement benefits and similar obligations	56	2	58	74
Provisions	247	(4)	243	237
Income tax payable	29	—	29	38
Trade and other payables	1,464	(57)	1,407	1,358
Liabilities associated with assets classified as held for sale	—	—	—	—

Current liabilities	3,345	435	3,780	2,477

Total equity and liabilities	6,529	455	6,984	5,566

F-78 Form 20 - F 2005 - Rhodia

Back to Index

The income statement below has been voluntarily condensed to facilitate a summarized analysis of the impacts of the change in accounting standards.

	2004 French GAAP	IFRS reclassifications	Notes	IFRS adjustments	2004 IFRS before discontinued operations	Discontinued operations	2004 IFRS after discontinued operations

	(in millions of euros)
Net sales and other revenue	5,281	609	a	44	5,934	788	5,146
Cost of sales	(4,147)	(1,038)		(19)	(5,204)	(796)	(4,408)
Administrative and selling expenses	(534)	(43)		10	(567)	(54)	(513)
Research and development expenses	(156)	(15)		8	(163)	(25)	(138)
Restructuring costs	(232)	33		(4)	(203)	(34)	(169)
Depreciation and amortization of property, plant and equipment and intangible assets	(560)	560			—		—
Goodwill impairment		(150)		10	(140)	(80)	(60)
Other operating income/(expenses)		151		19	170	216	(46)

Operating profit/(loss)	(348)	107	b	68	(173)	15	(188)

Profit/(loss) from financial items	(263)	2	c	(9)	(270)	(3)	(267)
Other income/(expenses)	259	(259)			—		—
Share of profit of associates		(58)		(7)	(65)	(68)	3
Profit/(loss) before income tax	(352)	(208)		52	(508)	(56)	(452)
Income tax expense	(56)			(68)	(124)	(22)	(102)
Share of profits/(losses) of equity affiliates	(58)	58			—		—
Profit/(loss) from continuing operations	(466)	(150)		(16)	(632)	(78)	(554)
Profit/(loss) from discontinued operations			d		—	78	(78)
Goodwill impairment	(150)	150			—		—

Net loss	(616)			(16)	(632)		(632)

Minority interests	9				9		9

Net loss attributable to equity holders of Rhodia S.A.	(625)			(16)	(641)		(641)

Main reclassifications on the income statement

a) Net sales

Other revenue for which the gross margin was previously deducted from operating expenses is now presented in part in net sales and in part in other revenue. The reclassification recorded in 2004 was to increase net sales and other revenue by €609 million.

Form 20 - F 2005 - Rhodia F-79

Back to Index

b) Operating profit/(loss)

The following items of operating profit/(loss) were reclassified in accordance with IFRS:

•	goodwill impairments of €(150) million;
•	disposal gains of €244 million before reclassification to the separate line item “Discontinued operations”;
•	Discounting effects on environmental and pension provisions (€126 million) and expected return on pension plan assets (€(90) million).
•	non-recurring income and expenses not directly related to continuing operations of €(27) million; and
•	other item of €4 million.

c) Profit/(loss) from financial items

The following items were reclassified to financial cost/income in accordance with IFRS:

•	foreign exchange gains of €67 million;
•	losses on sales of receivables of €(17) million;
•	losses on long-term investments of €(12) million; and
•	Discounting effects on environmental and pension provisions (€(126) million) and expected return on pension plan assets (€90 million).

These items were recorded as other income and expenses on the income statement under French GAAP.

d) Discontinued operations

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the net profit or loss from January 1, 2004 until the date of disposal of operations sold, along with the net profit or loss of operations held for sale, are reported on a separate line of the income statement under IFRS. On the 2004 income statement, a net loss of €(78) million was reclassified with respect to operations sold in 2004 and 2005 or operations that were held for sale at December 31, 2005 that met the criteria of IFRS 5.

Changes in equity

	Notes	Equity at January 1, 2004	Net profit/(loss)	Other movements	Equity at December 31, 2004

	(in millions of euros)
French GAAP		252	(625)	443	70
Retirement and similar benefits (IAS 19)		(663)	47	8	(608)
Capitalization of development expenditures (IAS 37)		15	8	—	23
Property, plant and equipment–components approach for cost and replacement parts (IAS 16)		(18)	1	—	(17)
Impairment of property, plant and equipment (IAS 36)		(2)	(9)	—	(11)
Amortization and impairment of goodwill (IAS 36)		—	8	—	8
Financial instruments (IAS 39)		(7)	(2)	(3)	(12)
Gain/(loss) on disposals (IFRS 1)		—	8	(8)	—
Discounting		3	(3)	—	—
Other		(2)	(6)	(6)	(14)
Deferred taxes (IAS 12)		81	(68)	2	15

IFRS		(341)	(641)	436	(546)

F-80 Form 20 - F 2005 - Rhodia

Back to Index

Types of adjustments

Retirement and similar benefits

In the IFRS opening balance sheet, in accordance with the options allowed by IFRS 1, unamortized actuarial liabilities at January 1, 2004 were recognized in full in provisions with a corresponding reduction on equity of €663 million. The actuarial assumptions used for measuring these obligations under IFRS are identical to those used for measuring these obligations under French GAAP. In addition, Rhodia choose to apply the amendment to IAS 19 Employee benefits and to immediately recognize in equity actuarial gains and losses arising after January 1, 2004.

In the 2004 income statement, expenses recognized for retirement and similar benefits according to French standards were reduced by €36 million, corresponding to the cancellation of amortization of actuarial gains and losses that arose prior to January 1, 2004. In addition, the profit or loss from disposals and restructuring expenses were impacted by the recognition of actuarial gains and losses on the opening balance sheet. The net effect on the income statement associated with disposals and restructurings was €11 million for a total net effect of €47 million.

Development expenditures

Development costs are capitalized as intangible assets and amortized retrospectively whenever the criteria set forth in IAS 38 Intangible assets are met. At January 1, 2004, capital expenditure totaled €15 million. The net amounts capitalized are offset by a corresponding increase in opening equity. in the 2004 income statement, the positive effect on operating profit/(loss) was €8 million, corresponding to €10 million of new capitalized expenditures during the period, net of amortization of previously capitalized development expenditure.

Property, plant and equipment–Approach by components of cost and replacement parts

The useful life of certain items of property, plant and equipment has been revised following application of the component approach specified in IAS 16, Property, plant and equipment. The additional depreciation recognized at December 31, 2004 was €11 million. Furthermore, replacement parts with a useful life of more than one year, which are recorded in inventories under French GAAP were reclassified as property, plant and equipment under IFRS and are depreciated over their useful life. The additional depreciation recognized at December 31, 2004 was €6 million.

Impairment of assets

Property, plant and equipment:

Under French GAAP, the Group measures impairment of property, plant and equipment by comparing the net carrying amount of the assets to the undiscounted expected future cash flows from those assets. When this comparison indicates that an impairment loss is necessary, the amount booked for this purpose is the difference between net carrying amount and fair value, which is generally determined by the discounted cash flow method. In applying the principles of IAS 36 Impairment of assets, the Group recognized a cumulative impairment loss of €11 million at December 31, 2004, of which €9 million was charged in 2004. This additional impairment concerns primarily Rhodia Pharma Solutions.

Goodwill:

Under French GAAP, goodwill is amortized using the straight-line method over a maximum period of 40 years. In applying the principles of IAS 36, the Group recognized additional income of €17 million, corresponding to the cancellation of goodwill amortization recognized during the period under French GAAP. This impact was partially offset by an additional impairment of €7 million corresponding to the difference, between the two sets of accounting standards, in the net carrying amount of goodwill impaired in full during 2004. Furthermore, the cancellation of goodwill amortization on operations discontinued in 2004 was offset by a €2 million decrease in the disposal gain.

Form 20 - F 2005 - Rhodia F-81

Back to Index

Financial instruments

Rhodia choose to apply IAS 32 and IAS 39 on financial instruments from January 1, 2004. Derivative instruments–interest rate swaps and futures contracts–are recognized at fair value at each period-end closing date. Accounting for derivatives in this way had the effect of reducing opening equity by €7 million. In the 2004 income statement, changes in the value of financial instruments had a positive impact of €1 million. In addition, the accounting for certain assets and liabilities using the amortized cost method, as required by IAS 39, increased finance costs by €3 million.

Gains or loss on disposal

In applying IFRS 1 First time adoption of International Financial Reporting Standards, resulted in a difference in the net carrying amount of discontinued operations due to the reclassification of cumulative translation differences to reserves for undistributed earnings and consequently changed the gain or loss on the 2004 disposals under IFRS.

Discounting

Non-current items on the Consolidated Balance Sheet are discounted in order to take into account market assessments of the time value of money, where the effect is material. In the 2004 income statement, the impact of discounting was an expense of €3 million.

Asset securitization programs

In accordance with interpretation SIC 12 Consolidation–special purpose entities, Rhodia includes in its Consolidated Financial Statements special purpose entities over which in substance the Group exercises control. In addition, in accordance with IAS 39–Financial instruments receivables sold to a factor or as part of a sale of receivables agreement without special purpose entities are not derecognized if Rhodia retains substantially all of the risks and rewards associated with the transferred receivables or control of these receivables. In particular, receivables would not be derecognized whenever the transferor retains the risk that the customers will default.

In applying these standards and interpretations, the Group has recognized the receivables that were transferred on the balance sheet by recognizing a corresponding financial liability. At January 1, 2004 and December 31, 2004, the amount of receivables transferred, net of security deposits, totaled €412 million and €334 million, respectively. This consolidation had no effect on equity at January 1, 2004 and December 31, 2004.

Consolidation of joint ventures

In accordance with IAS 31, joint ventures are proportionately consolidated. This change of accounting method had no impact on equity and resulted in an increase of €194 million in total assets at January 1, 2004.

F-82 Form 20 - F 2005 - Rhodia

Back to Index

Share-based payment

The Group chose to use the exemption allowed under IFRS 1 and to recognize only share-based payment plans granted on or after November 7, 2002 but not yet vested at January 1, 2005. The adoption of this standard had an impact of less than €1 million in expenses on the 2004 income statement. This expense was offset by an increase in equity of the same amount.

Deferred tax assets

Net deferred taxes increased by €81 million at January 1, 2004 as a result of the various IFRS adjustments described above, mainly owing to the recognition of actuarial gains and losses on retirement and similar benefits in the opening equity. At December 31, 2004, the effect of deferred taxes associated with these adjustments was only €15 million. The decrease is due mostly to a downward revision during 2004 of the probability of recovery of deferred UK taxes. The entire amount of deferred tax assets and liabilities is presented as a non-current item on a separate line of the Consolidated Balance Sheet.

Impact of IFRS adjustments on the Consolidated Statement of cash flows

	2004 French GAAP	IFRS adjustments	2004 IFRS

	(in millions of euros)
Net loss attributable to equity holders of Rhodia S.A.	(625)	(16)	(641)
Net cash (used by)/from operating activities	(150)	157	7
Net cash (used by)/from investing activities	318	(21)	297
Net cash (used by)/from financing activities	(350)	(136)	(486)
Effect of foreign exchange rate changes	(4)	—	(4)
Change in cash and cash equivalents	(186)	—	(186)
Cash and cash equivalents at the beginning of the year	513	285	798
Cash and cash equivalents at the end of the year	327	285	612

The principal IFRS reclassifications and adjustments that have an impact on the cash flow statement are:

-

the recognition as cash and cash equivalents short-term, highly liquid collective investments (within the meaning of the French market regulations) that are liquid and are readily convertible into cash and which are subject to an insignificant risk of changes in value and whose maturity is within three months at the date of acquisition;

-	the reconsolidation of asset securitization programs;
-	the capitalization of development costs; and
-	the proportional consolidation of jointly controlled companies.

Cash flow provided from operating activities

The IFRS adjustments of cash flow are due mainly to:

-	the inclusion of the cash flow of joint ventures of €37 million;
-	the capitalization of development expenditures in intangible assets (presented as investments) for €10 million.

In addition to the adjustments of cash flow, the change in the receivables and payables of proportionately consolidated companies generated an increase of €10 million in cash provided by Group operating activities. In its IFRS opening balance sheet, Rhodia has also reconsolidated the receivables transferred under asset securitization programs by recognizing an offsetting financial liability. The change in the amount of receivables transferred between January 1 and December 31, 2004 generated an increase of €57 million in cash provided by operating activities.

Form 20 - F 2005 - Rhodia F-83

Back to Index

Cash flow provided from investing activities

The main adjustments are due to:

-	capitalization of development expenditure, which generated an increase in acquisitions of assets of €(10) million;
-	reclassification of cash equivalents of acquired companies in net increase/(decrease) in cash and cash equivalents; and
-	assets acquired by joint ventures for €(22) million.

Cash flow provided from financing activities

The reclassifications resulting from the reconsolidation of asset securitization programs (corresponding to the change in the amount of receivables sold between January 1 and December 31, 2004) and the change in method of accounting for joint ventures generated increases in net cash provided by financing activities of €(57) million and €(32) million, respectively. In addition, since accrued interest receivable is an integral part of debt, the change in its amount of €(42) million is presented in financing activities.

Change in cash and cash equivalents

The effect on cash at the beginning of the year (increase of €285 million) and the effect on cash at the end of the year (increase of €285 million) are primarily due to the reclassification of cash mutual funds to cash equivalents (€260 million at January 1, 2004 and €15 million in changes) and the change in method of accounting for joint ventures.

Impact of IFRS restatements on net debt

	At January 1, 2004	Change	At December 31, 2004

	(in millions of euros)
Net debt (French GAAP)	2,567	(638)	1,929

Finance leases	55	—	55
Securitized receivables	413	(79)	334
Proportional consolidation of joint ventures	169	(110)	59
IAS 32/39(1)	16	(39)	(23)

Net debt (IFRS)	3,220	(866)	2,354

______________
(1)

Includes reclassification of debt issuance costs (€(68) million at December 31, 2004), the adjustment due to measurement of derivative instruments (€(19) million at December 31, 2004) and the presentation of debt at amortized cost (including accrued interest receivable in the amount of €(4) million at December 31, 2004).

F-84 Form 20 - F 2005 - Rhodia

Back to Index

39. Reconciliation to IFRS as adopted by the International Accounting Standards Board (“IASB”) and to U.S GAAP

a) Accounting policies

Rhodia applies IFRS as adopted by the European Union (“EU”) in the preparation of the consolidated financial statements. Such IFRS as applied to Rhodia are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). The standards and interpretations adopted for the preparation of the 2005 Consolidated Financial Statements and the 2004 comparative Consolidated Financial Statements are those published in the Official Journal of the European Union (“OJEU”) at December 31, 2005 and whose application is mandatory as of this date or those standards and interpretations which Rhodia chose to apply early. See Note 38 to the Consolidated Financial Statements for a description of Rhodia’s first-time application of IFRS, including the IFRS standards and interpretations that are mandatory at December 31, 2005 the IFRS standards and interpretations mandatory after 2005 that Rhodia decided to adopt early and the options and exemptions that Rhodia used to prepare its first IFRS consolidated financial statements in 2005. The main differences between IFRS and U.S. GAAP as well as new U.S. GAAP accounting standards in 2005 and 2006 that have or could have a material effect on Rhodia’s consolidated financial statements are described below.

(i) Pension and retirement plans

Actuarial gains and losses

Under U.S. GAAP, unrecognized actuarial gains and losses are amortized over the remaining services lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method. Under IFRS, Rhodia applied the exemption in IFRS 1 which allows for immediate recognition of actuarial gains/losses on post-employment benefits in equity at the date of transition to IFRS. Under IAS 19, Rhodia recognizes the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in shareholders’ equity in the period in which they occur with a corresponding offset to the obligation.

Minimum liability adjustments

Under U.S. GAAP, a liability for the unfunded accumulated benefit obligation is recognized if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also recognized if an unfunded accumulated benefit obligation exists, and (a) an asset has been recognized as prepaid pension cost, (b) the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service cost, net of any tax benefits that result from considering these losses as temporary differences under FAS 109. If this additional liability exceeds the amount of unrecognized prior service cost, then the excess is recognized, as a component of other comprehensive income, net of tax. The minimum liability adjustment requirement does not exist under IFRS.

Curtailments

Under U.S. GAAP, curtailment losses are recognized in income when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailment gains are deferred until realized and are recognized in income when the related employees terminate or when the plan suspension or amendment is adopted. Under IFRS, curtailment gains and losses are recognized in income when curtailments occur.

Under U.S. GAAP, the calculation of gains and losses on curtailments includes unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses). Under IFRS, the calculation of gains and losses on curtailments includes any related changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized.

Form 20 - F 2005 - Rhodia F-85

Back to Index

Recognition of past service costs related to benefits that have been vested

Under U.S. GAAP, these costs are amortized over the remaining service periods of active employees. Under IFRS, these costs are immediately recognized in income.

Limitations on recognizing pension assets

Under U.S. GAAP, there is no limitation on the amount of pension assets that can be recognized. Under IFRS, pension assets cannot be recognized in excess of the net total of unrecognized past service cost and actuarial losses plus the present value of benefits available from refunds, or reductions of future contributions to the plan.

(ii) Goodwill and indefinite-lived intangible assets

U.S. GAAP and IFRS both required the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. The carrying value of goodwill and indefinite-lived intangible assets at January 1, 2002 for U.S. GAAP and at January 1, 2004 for IFRS are no longer amortized.

Under U.S. GAAP, a two-step process is required in the event of goodwill impairment. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit, generally based on discounted cash flows expected to be received from the reporting unit, with its carrying value. The second step, which is only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the difference between the reporting unit’s implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit’s assets and liabilities and comparing the result with the fair value of the reporting unit. Under IFRS, the impairment of goodwill is tested along with tangible and other long-lived assets. An impairment loss is recognized if the carrying value of the cash-generating unit or group of cash-generating units (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit or group of cash-generating units.

Under U.S. GAAP, goodwill impairments tests are performed after tangible and other long-lived assets have been tested for impairment. If these tangible and other long-lived assets are impaired, then they are adjusted to fair value, generally based on discounted cash flows expected to be received from the reporting unit, which will impact the amount of goodwill impairment. Under IFRS, goodwill impairment is recognized initially until it is fully written-off before tangible and other long-lived assets are impaired.

(iii) Capitalized development costs

Under U.S. GAAP, development expenses are expensed when incurred. Under IFRS, development expenses that meet specific criteria are capitalized in other intangible assets and are amortized over their estimated useful lives. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

(iv) Tangible and other long-lived asset impairments

U.S. GAAP and IFRS both require periodic tests of the impairment of tangible and other long-lived assets if there are any indications of impairment. Under U.S. GAAP, an impairment loss is recognized if the carrying value of an asset or asset group (defined as the lowest level of asset or group of assets for which identifiable cash flows are largely independent of the cash flows of other assets or groups of assets) exceeds the undiscounted cash flows expected to be received from the asset or asset group. If this condition exists, then the amount of the impairment loss is determined by the difference between the carrying value of the asset or asset group and its fair value, generally based on the discounted cash flows expected to be received from the asset or asset group. Under IFRS, an impairment loss is recognized if the carrying value of the cash-generating unit (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets)

F-86 Form 20 - F 2005 - Rhodia

Back to Index

exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit.

Under U.S. GAAP, the reversal of an impairment loss is not permitted; whereas under IFRS, under certain conditions, an impairment loss may be reversed up to the amount of the original impairment.

(v) Restructuring and environmental costs

U.S. GAAP requires that costs associated with an exit or disposal activity should be recognized when the liability is incurred. Under IFRS, these costs are recognized upon Rhodia’s commitment to an exit plan. Specifically as it relates to a termination of an operating lease, under U.S. GAAP, the liability is recorded upon the cease-use date; whereas for IFRS, the liability is recorded upon the commitment date.

U.S. GAAP and IFRS both require the accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Under U.S. GAAP, the accrual may not be discounted unless the amount and timing of the cash flows is certain; whereas under IFRS, the accrual must be discounted to reflect the time value of money based on the expected timing of cash flows, if the effect would be significant.

Under U.S. GAAP and IFRS, Rhodia may possibly recognize certain termination benefits in different accounting periods if Rhodia was to offer one-time termination benefits or voluntary termination benefits.

(vi) Sale and leaseback transactions

Under U.S. GAAP gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease; whereas under IFRS, these gains are immediately recognized in income.

(vii) Environmental indemnification agreement

Rhodia and Sanofi-Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities in connection with chemical sites transferred to Rhodia on January 1, 1998. Under U.S. GAAP, these indemnification payments from Sanofi-Aventis are accounted for as additional contributed capital and the related environmental expenses are expensed as incurred. Under IFRS, these indemnification payments are recorded as deferred credits and when assigned to environmental provisions are shown as a reduction of the related environmental expenses.

(viii) Discontinued operations

Under U.S. GAAP, a business that has been sold or is classified as held for sale that qualifies as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, must be accounted for as a discontinued operation. The results of operations of the business, including income taxes and the gain/(loss) on the disposal are reflected as discontinued operations. Prior periods presented are restated on a comparable basis. Under IFRS, in order for a component of an entity to be considered as a discontinued operation and receive the above accounting treatment, it must also represent a separate major line of business or geographical area of operations; however, under IFRS, there is no criteria to be met relating to the lack of continuing involvement or elimination of cash flows.

Under U.S GAAP, the sale of an equity method investee generally cannot be classified as discontinued operations

(ix) Variable interest entities/special purpose entities

Under U.S. GAAP, the consolidation of a variable interest entity is required in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns of the entity, and if Rhodia is the primary beneficiary.

Form 20 - F 2005 - Rhodia F-87

Back to Index

Primester, a 50%-owned cellulose acetate joint venture based in the U.S., is a variable interest entity; however, Rhodia is not required to consolidate Primester since Rhodia is not the primary beneficiary. Rhodia purchases its share of cellulose acetate flakes from Primester which is used by Rhodia entirely in downstream processing at its filter tow operations. Rhodia’s purchases from Primester in 2005 and 2004 were €73 million and €62 million, respectively. Rhodia has one other insignificant variable interest entity which is consolidated for both U.S. GAAP and IFRS.

Under U.S. GAAP, qualifying special-purpose entities used in connection with asset securitizations are excluded from the consolidation if they meet specific requirements. Under IFRS, special-purpose entities (SPEs) that Rhodia directly or indirectly controls are included in the consolidation. Control exists when: (a) the activities of the SPE are conducted on Rhodia’s behalf, (b) Rhodia has the decision-making power to obtain the majority of the benefits of the SPE’s activities or has set up an autopilot mechanism for the SPE, (c) Rhodia has rights to obtain the majority of the benefits of the SPE, or (d) Rhodia retains the majority of the residual or ownership risks related to the SPE or its assets. Since Rhodia retains the risks of recoverability, Rhodia cannot derecognize these assets. At December 31, 2005, there is no difference in the accounting for these special purpose entities since the new asset securitization programs entered into during 2005, which replaced the former programs in place at December 31, 2004 were determined to be secured borrowings for both U.S. GAAP and IFRS.

In 2004, certain Rhodia companies sold uncollected trade and other receivables on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits. In 2004, for U. S. GAAP, these asset securitization programs were determined to be sales of receivables and were accounted for as true sales; whereas for IFRS, these asset securitization programs were determined to be borrowings. At December 31, 2004, €334 million of debt relating to €466 million of sold receivables was reflected on the IFRS Consolidated Balance Sheet that was not reflected as debt for U.S. GAAP.

(x) Jointly-controlled entities

Under U.S. GAAP, jointly-controlled entities are accounted for under the equity method of accounting. Under IFRS, jointly-controlled entities are consolidated under the proportional method of consolidation. Even though this difference has no impact on net income or shareholders’ equity, it impacts the presentation of Rhodia’s consolidated income statement, balance sheet and cash flows.

The jointly-controlled entities that are proportionally consolidated under IFRS are operating entities, the significant operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity. See Note 18 related to disclosure of summarized balance sheet and income statement information and b. (vii) on F-95 related to summarized cash flow information related to Rhodia’s proportional interests in these jointly-controlled entities.

(xi) Share-based payment

Under U.S. GAAP, Rhodia uses the intrinsic value method of measuring compensation expense for stock options based on the difference between the option exercise price and the market value of the shares at the grant date. Under IFRS, Rhodia recognizes the cost for all share-based awards (stock options or other share-based awards) granted after November 7, 2002 (measured at the award’s grant-date fair value) for which the awards were not vested at January 1, 2005. The difference between these two methods is not significant. In addition, Rhodia discloses the pro forma impact of applying FAS 123 for U.S. GAAP purposes.

(xii) Cumulative translation adjustment

Upon the first-time adoption of the IFRS accounting standards, Rhodia selected the option to transfer to accumulated deficit the cumulative currency translation loss at January 1, 2004 of €599 million. This adjustment had no effect on total shareholders’

F-88 Form 20 - F 2005 - Rhodia

Back to Index

equity at January 1, 2004; however, in the event of a future disposal of a foreign entity, the gain or loss on the disposal will not include any currency translation adjustment prior to January 1, 2004. Under U.S. GAAP, the cumulative currency translation adjustments related to exchange rate changes on these investments prior to January 1, 2004 will be recorded as an adjustment to IFRS results related to the gain or loss on the sale of these investments.

(xiii) Net sales and other revenues

As a result of the adoption of IFRS as its primary reporting standard, Rhodia realized that the previous U.S. GAAP treatment of certain revenues needed to be revised. Historically, Rhodia did not include in its net sales certain revenue from services, such as administrative services that it provides during a transition period after a divestiture, industrial services and raw materials and utilities purchasing services where its shares industrial facilities, and tolling operations. These services were previously recorded as a reduction of operating costs.

For 2004, Rhodia’s U.S. GAAP total sales, previously reported as €4,833 million were revised to €5,442 million, of which €464 million of the increase relates to other revenue and €145 million relates to net sales. Rhodia’s U.S. GAAP operating costs previously reported as €5,463 million were revised to €6,072 million. These revisions do not affect the previously reported U.S. GAAP net loss.

(xiv) Asset retirement obligations

Under U.S. GAAP, the recognition of the fair value of an asset retirement obligation is required if a reasonable estimate of its fair value can be made. An asset retirement obligation is a legal obligation associated with the retirement of a tangible or other long-lived asset that results from the acquisition, construction, development and normal operation of the tangible or other long-lived asset. The associated asset retirement cost is capitalized as part of the carrying value of the tangible or other long-lived asset and is charged to expense over the asset’s useful life. Under IFRS, the recognition of a provision is required when an entity has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount of the obligation. The associated cost is capitalized as part of the carrying value of the asset and is charged to expense over the asset’s useful life.

The principal difference between U.S. GAAP and IFRS relates to conditional asset retirement obligations. In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies the term conditional asset retirement obligation and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation or conditional asset retirement obligation. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within control of the entity. Also, FIN 47 clarifies that if an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability. Under IFRS, an entity discloses a contingent liability, which is defined as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability. Under IFRS, no disclosure is required if the possibility of the outflow of resources is remote.

Rhodia has reviewed its facilities for asset retirement obligations and conditional asset retirement obligations. Rhodia has determined that it does have potential conditional asset retirement obligations, principally related to asbestos removal at its facilities. There are no legal obligations that require Rhodia to remove this asbestos. Since Rhodia has no plans or expectations of plans to undertake any major renovations or demolition at any of its facilities that would require removal of this asbestos, it is unable to provide a reasonable estimate of the fair value of potential conditional asset retirement obligations under existing regulations. Due to the long-term, productive nature of its production facilities, absent plans or expectations of plans to initiate asset retirement activities, Rhodia is unable to make a reasonable estimate of the settlement dates or range of potential settlement dates, the methods or potential methods of settlement, or the probabilities associated with potential settlement dates and potential methods of settlement. No significant liabilities for asset retirement obligations have been recognized under IFRS and U.S. GAAP.

Environmental remediation liabilities currently recognized are accounted for under IAS 37, Provisions, contingent liabilities and contingent assets, and Accounting Standards Executive Committee, Statement of Position 96-1, Environmental Remediation Liabilities.

Form 20 - F 2005 - Rhodia F-89

Back to Index

(xv) Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 151, Inventory Costs, an amendment of ARB 43 No. 43, Chapter 4 (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the costs of inventories and that these costs should be expensed when incurred. FAS 151 also requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility. Rhodia is required to adopt the provisions of FAS 151 effective January 1, 2006. Rhodia expects that the adoption of FAS 151 will not be significant.

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received not the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance. Rhodia is required to adopt the provisions of FAS 153 effective January 1, 2006.

In December 2004, the FASB issued FAS No. 123 (revised 2004), Share-based Payment (FAS 123R). FAS 123R requires that Rhodia recognizes the cost (measured at the award’s grant-date fair value) of share-based payments granted to employees as compensation expense over the vesting period with an offset to additional paid-in capital for all share-based grants made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005 (the modified prospective application transition method). Rhodia will use the modified prospective application transition method at January 1, 2006, and prior year’s financial statements will not be adjusted. Rhodia expects that the adoption of FAS 123R will not be significant.

In May 2005, the FASB issued FAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS No. 3, which provides guidance on the accounting for and reporting of a change in accounting principle and error corrections. FAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, FAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. Rhodia is required to adopt the provisions of FAS 154 effective January 1, 2006.

F-90 Form 20 - F 2005 - Rhodia

Back to Index

b) Reconciliation between IFRS and U.S. GAAP

(i) Net loss

A reconciliation of the net loss and the net loss per share between IFRS and U.S. GAAP for the years ended December 31, 2005 and 2004 follows:

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Net loss–IFRS	(615)	(632)
Minority interests	(1)	(9)

Net loss–IFRS–Attributable to equity holders of Rhodia S.A.	(616)	(641)

Pension and retirement plan differences:
Unrecognized actuarial losses and past service costs	(15)	(36)
Curtailment (gains)/losses	(12)	(42)
Goodwill and other intangible assets–differences in impairments and the carrying values of businesses sold(1)	(48)	30
Capitalized development costs	(7)	(8)
Tangible assets:
Components and spare parts depreciation	(17)	(1)
Impairments(1)	35	(31)
Environmental and other provisions–differences between discounted and undiscounted provisions	31	(82)
Exit and disposal activities–lease termination and other provisions	8	13
Sale/leaseback transaction(2)	3	(24)
Environmental indemnification agreement	—	(19)
Other	(6)	(5)
Income taxes	(1)	81

Net loss–U.S. GAAP(3)	(645)	(765)

Basic and diluted loss per share–U.S. GAAP (in euros)	(1.00)	(1.62)

______________
(1)

Most significant item is: For 2005, Rhodia recorded a €48 million higher goodwill impairment and a €40 million lower tangible and other long-lived asset impairment for U.S. GAAP as compared with IFRS. For 2004, Rhodia recorded a €45 million lower goodwill impairment and a €40 million higher tangible and other long-lived asset impairment for U.S. GAAP as compared with IFRS.

(2)	Rhodia sold an administrative building in 2004 that was leased back under an operating lease. The gain on sale of €25 million is being amortized over the lease term for U.S. GAAP.
(3)	Includes income/(loss) from discontinued operations of €(202) million and €(33) million, respectively, under U.S. GAAP for 2005 and 2004.

The weighted-average shares outstanding and the diluted weighted-average shares for the years ended December 31, 2005 and 2004 were 645,635,891 shares and 471,607,727 shares, respectively. There is no dilution as there was a net loss for each period.

Form 20 - F 2005 - Rhodia F-91

Back to Index

(ii) Shareholders’ deficit

A reconciliation of shareholders’ deficit between IFRS and U.S. GAAP at December 31, 2005 and 2004 follows:

	At December 31,

	2005	2004

	(in millions of euros)
Shareholders’ deficit–IFRS	(666)	(521)
Minority interests	(26)	(25)

Shareholders’ deficit–IFRS–Attributable to equity holders of Rhodia S.A.	(692)	(546)

Pension and retirement plan differences:
Unrecognized actuarial (gains)/losses, curtailment (gains)/losses and past service costs	814	576
Minimum liability adjustments(1)	(692)	(523)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	(22)	24
Capitalized development costs	(30)	(23)
Tangible assets:
Components and spare parts depreciation	—	17
Impairments	5	(29)
Environmental and other provisions–differences between discounted and undiscounted provisions	(70)	(90)
Exit and disposal activities–lease termination and other provisions	21	13

Sale/leaseback transaction	(21)	(24)
Other	4	13
Income taxes	9	14

Shareholders’ deficit–U.S. GAAP	(674)	(578)

______________
(1)

If the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders’ equity for the amount in excess of unrecognized prior service costs, net of any tax benefits that result from considering these losses as temporary differences under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

F-92 Form 20 - F 2005 - Rhodia

Back to Index

(iii) Operating profit/(loss)

A reconciliation of operating profit/(loss) between IFRS and U.S. GAAP for the years ended December 31, 2005 and 2004 follows:

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Operating profit/(loss)–IFRS	97	(188)
Unrecognized actuarial (gains)/losses and past service costs	(15)	(36)
Curtailment (gains)/losses	(12)	(21)
Reclassification of interest portion of pension costs from finance costs to operating expenses	(33)	(36)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	—	(5)
Capitalized development costs	(7)	(8)
Operating (profit)/loss of jointly-controlled operations	(12)	(12)
Tangible assets:
Components and spare parts depreciation	(17)	(1)
Impairments	(5)	9
Environmental and other provisions–differences between discounted and undiscounted provisions	14	(82)
Sale/leaseback transaction	3	(24)
Environmental indemnification agreement	—	(19)
Loss on sales of receivables	(4)	(17)
Other	(13)	2

Operating profit/(loss)–U.S. GAAP	(4)	(438)

(iv) Goodwill and Other intangible assets—FAS-142 additional disclosures

Carrying amount of goodwill by operating segment at December 31, 2005 and 2004, and the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2005 and 2004 follow:

	Novecare	Silcea	Coatis	Polyamide	Acetow	Eco Services	Organics	RPS	Consolidated

	(in millions of euros)
Balance, January 1, 2005	130	28	7	16	3	36	6	—	226
Additions/(reductions)	—	1	—	—	—	—	—	—	1
Goodwill impairments	—	—	(3)	—	—	—	—	—	(3)
Translation	13	(1)	—	1	1	6	—	—	20

Balance, December 31, 2005	143	28	4	17	4	42	6	—	244

	Novecare	Silcea	Coatis	Polyamide	Acetow	Eco Services	Org anics	RPS	Consolidated

	(in millions of euros)
Balance, January 1, 2004	199	69	15	15	4	39	6	90	437
Additions/(reductions)	(59)	2	(8)	—	—	—	—	—	(65)
Goodwill impairments	(5)	(44)	—	—	—	—	—	(91)	(140)
Translation	(5)	1	—	1	(1)	(3)	—	1	(6)

Balance, December 31, 2004	130	28	7	16	3	36	6	—	226

The estimated amortization of patents, licenses and trademarks, capitalized software, and other intangible assets for 2006, 2007, 2008, 2009 and 2010 is €36 million, €23 million, €15 million, €10 million and €6 million, respectively.

Form 20 - F 2005 - Rhodia F-93

Back to Index

(v) Discontinued operations—FAS 144 additional disclosures

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation, and that prior periods presented must be restated on a comparable basis.

Presented below is consolidated summary financial information for the years ended December 31, 2005 and 2004 reflecting the 2005 and 2004 disposals of businesses that qualified as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, as discontinued operations. The results of operations of these businesses, including the related income taxes and the gains/(losses) on disposals but excluding expenses not transferred to the purchasers, are reflected as discontinued operations.

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Net sales	5,122	4,661
Other revenues	447	441
Operating profit/(loss)	(4)	(438)
Loss from continuing operations	(443)	(732)
Loss from discontinued operations(1)	(202)	(33)

Net loss	(645)	(765)

Basic and diluted loss per share (in euros):
Continuing operations	(0.69)	(1.55)
Discontinued operations	(0.31)	(0.07)

Loss per share	(1.00)	(1.62)

______________
(1)

Including a net gain/(loss) on disposal of €(37) million and €180 million in 2005 and 2004, respectively, income taxes of €(6) million and €22 million in 2005 and 2004, respectively, and a goodwill impairment of €51 million and €25 million in 2005 and 2004, respectively.

(vi) Share-based payment-pro forma disclosure

Rhodia accounts for share-based payments under U.S. GAAP in accordance with the intrinsic value method under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25). For purposes of FAS 123 pro forma disclosures, Rhodia uses the Black-Scholes pricing model. If Rhodia had recognized share-based employee compensation in accordance with Statement of Financial Accounting Standards N° 123, Accounting for Stock-Based Compensation (FAS 123) in 2005 and 2004, net loss per share would have been as follows:

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Net loss under U.S GAAP.	(645)	(765)
Add total share-based employee compensation expense determined in accordance with APB 25	(a)	(a)
Less total share-based employee compensation expense determined in accordance with FAS 123	(2)	(3)

Pro forma net loss	(647)	(768)

Basic and diluted loss per share (in euros):
As reported	(1.00)	(1.62)
Pro forma	(1.00)	(1.63)
______________
(a)	Nil.

F-94 Form 20 - F 2005 - Rhodia

Back to Index

(vii) Consolidated Statements of Cash Flows—additional disclosures

The significant difference in the presentation of the Consolidated Statements of Cash Flows under IFRS as compared with the presentation of the Consolidated Statements of Cash Flows under U.S. GAAP relates to the accounting for jointly-controlled entities. Rhodia is providing additional breakdown of certain items for disclosure purposes.

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Increase/(decrease) in other current assets and liabilities:
(Increase)/decrease in other current assets	(42)	93
Increase/(decrease) in other current liabilities	(157)	(191)

	(199)	(98)

At December 31, 2005, as a result of the proceeds received from the share capital increase, Rhodia invested €572 million in money markets funds which were accounted for as cash and cash equivalents under IFRS. These investments are accounted for as marketable securities under U.S. GAAP. The following condensed consolidated cash flow information reflects the effect of accounting for these mutual funds as marketable securities:

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Cash flow from operating activities	138	7
Cash flow (used by) from investing activities	(508)	275
Cash flow (used by) from financing activities	343	(486)
Effect of foreign exchange rate changes	38	(4)
Net increase/(decrease in cash and cash equivalents	11	(208)
Cash and cash equivalents at the beginning of the year	337	545
Cash and cash equivalents at the end of the year	348	337

These money markets funds were sold on January 24, 2006 and the proceeds were used to repay borrowings.

Condensed cash flow information relating to Rhodia’s proportional interest in joint ventures accounted for using the proportional consolidation method follows (see Note 18 for the related condensed balance sheet and statement of income information):

	Year Ended December 31,

	2005	2004

	(in millions of euros)
Cash flow from operating activities	86	64
Cash flow (used by) investing activities	(11)	(16)
Cash flow (used by) financing activities	(36)	(57)

Form 20 - F 2005 - Rhodia F-95

Back to Index

(viii) Pension and retirement plans—additional disclosures

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

Selected information at December 31, 2005 and 2004 for the accumulated benefit obligations for all pension and retirement benefits plans, and the projected benefit obligations, accumulated benefit obligations and fair values of plans’ assets in which the accumulated benefit obligation exceeds the fair value of plan assets. Rhodia used a projected measurement date of December 31, 2005 and 2004 for the majority of its pension and retirement benefit plans.

	At December 31,

	2005	2004

	(in millions of euros)
Accumulated benefit obligations for all pension and retirement benefits plans	2,325	1,982
In which the accumulated benefit obligations exceeds the fair values of the plans’ assets:
Projected benefit obligations	2,421	2,019
Accumulated benefit obligations	2,325	1,913
Fair values of plans’ assets	1,240	1,001

At December 31, 2005 and 2004, the adjustments necessary to Rhodia’s Consolidated Financial Statements to reflect the minimum pension liability in accordance with U.S. GAAP are as follows:

	At December 31,

	2005	2004

	(in millions of euros)
Intangible assets	2	2
Deferred tax assets	24	18
Accumulated other comprehensive income, net of tax	668	505
Additional pension liabilities	(694)	(525)

Weighted-average assumptions at December 31, 2005 and 2004 and weighted-average assumptions for the year ended December 31, 2005 and 2004.

F-96 Form 20 - F 2005 - Rhodia

Back to Index

	At December 31,

	2005	2004

	(%)
Weighted average assumptions used to determine the pension and retirement benefit obligations at year end:
Discount rates	4.7	5.4
Rates of compensation increases	3.5	3.4
Weighted average assumptions used to determine the other post-retirement benefit obligations at year end:
Discount rates	4.7	5.6
Rates of compensation increases	3.0	2.3

	Year Ended December 31,

	2005	2004

	(%)
Weighted average assumptions used to determine the net periodic pension and retirement costs for the year:
Discount rates	5.4	5.5
Expected long-term returns on plans’ assets	7.7	8.1
Rates of compensation increases	3.4	3.3
Weighted average assumptions used to determine the net periodic other post-employment costs for the year:
Discount rates	5.6	6.0
Rates of compensation increases	2.3	3.3

Rhodia’s expected benefit payments for pension and retirement benefits from plans’ assets in 2006, 2007, 2008, 2009, 2010 and in the five year-period 2011-2015 are €92 million, €93 million, €94 million, €94 million, €95 million and €510 million, respectively. Rhodia’s expected directly funded benefit payments for pension and retirement benefits in 2006, 2007, 2008, 2009, 2010 and in the five year-period 2011-2015 are €48 million, €55 million, €57 million, €56 million, €63 million and €295 million, respectively. Rhodia’s expected directly funded benefit payments for other post-employment benefits in 2006, 2007, 2008, 2009, 2010 and in the five year-period 2011-2015 are €4 million, €4 million, €4 million, €4 million, €4 million and €16 million, respectively

(ix) Restructuring reserves—additional disclosures

The following tables reflect the changes in the restructuring reserves for the two years ended December 31, 2005 (See Note 29.3). In addition, Rhodia records asset write downs resulting from impairments directly to the carrying values of the related assets. These write downs totaled €6 million and €36 million in 2005 and 2004, respectively. Rhodia estimates that most of the remaining employee termination benefits and closure costs will be incurred in 2006 and 2007.

	2005 Restructuring Plan

	Employee termination benefits	Closure costs	Total

	(in millions of euros)
Charged to operations	51	2	53
Expenditures charged to the reserve	(16)	(4)	(20)
Effect of changes in structure/exchange rates	(2)	2	—

Balance, December 31, 2005	33	—	33

Form 20 - F 2005 - Rhodia F-97

Back to Index

	2004 Restructuring Plan

	Employee termination Benefits	Closure costs	Total

	(in millions of euros)
Charged to operations	124	9	133
Expenditures charged to the reserve	(40)	(3)	(43)
Effect of changes in structure/exchange rates	—	(1)	(1)
Balance, December 31, 2004	84	5	89
Charged/(credited) to operations	21	2	23
Expenditures charged to the reserve	(55)	(3)	(58)
Effect of changes in structure/exchange rates	(7)	(1)	(8)

Balance, December 31, 2005	43	3	46

	Pre-2004 Restructuring Plans

	Employee termination benefits	Closure costs	Total

	(in millions of euros)
Balance, December 31, 2003	41	33	74
Charged/(credited) to operations	(2)	15	13
Expenditures charged to the reserve	(41)	(22)	(63)
Effect of changes in structure/exchange rates	20	2	22
Balance, December 31, 2004	18	28	46
Charged/(credited) to operations	7	5	12
Expenditures charged to the reserve	(18)	(10)	(28)
Effect of changes in structure/exchange rates	1	(1)	—

Balance, December 31, 2005	8	22	30

	All Restructuring Plans

	Employee termination benefits	Closure costs	Total

	(in millions of euros)
Balance, December 31, 2003	41	33	74
Charged/(credited) to operations	122	24	146
Expenditures charged to the reserve	(81)	(25)	(106)
Effect of changes in structure/exchange rates	20	1	21
Balance, December 31, 2004	102	33	135
Charged/(credited) to operations	79	9	88
Expenditures charged to the reserve	(89)	(17)	(106)
Effect of changes in structure/exchange rates	(8)	—	(8)

Balance, December 31, 2005	84	25	109

F-98 Form 20 - F 2005 - Rhodia

Back to Index

(x) Valuation allowances

Valuation allowances at December 31 2005, 2004 and 2003, and the movements for the years ended December 31, 2005 and 2004 are as follows.

	January 1, 2005	(Charged)/credited to costs and expenses	Change in scope	Other movements(1)	December 31, 2005

Inventories	(77)	—	15	(3)	(65)
Trade and other receivables	(31)	3	—	(1)	(29)
Other financial assets(2)	(78)	7	—	(3)	(74)

Total	(186)	10	15	(7)	(168)

______________
(1)	Translation adjustments

	January 1, 2004	(Charged)/credite to costs and expenses	Change in scope	Other movements(1)	December 31, 2004

Inventories	(83)	1	3	2	(77)
Trade and other receivables	(44)	7	6	—	(31)
Other financial assets(2)	(49)	(28)	—	(1)	(78)

Total	(176)	(20)	9	1	(186)

______________
(1)	Translation adjustments.
(2)	Includes a charge of €22 million on the loans to Ying Long.
Form 20 - F 2005 - Rhodia F-99

Printed on environmentally friendly Fedrigoni Freelife Vellum paper, composed 80% of recycled fiber, 15% chlorine-free ECF pulp and 5% cotton fiber. Ecolabel certified. Factories ISO 9001 and ISO 14001 certified.

Financial Communication Department

Cœur Défense - 110, esplanade Charles de Gaulle

F-92931 Paris La Défense Cedex

Tel.:+33(0) 1 53 56 64 64

www.rhodia.com

______________