Form 20-F
period 2006-12-31
RHODIA
filed 2007-03-30
CIK 1062814

As filed with the Securities and Exchange Commission on March 30, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Ordinary Shares: 1,204,186,174

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

Yes   No

Back to Contents

TABLE OF CONTENTS

Presentation of financial and other information

3

Part I

5

Item 1.

Identity of Directors, Senior Management and Advisers

5

Item 2.

Offer Statistics and Expected Timetable

5

Item 3.

Key Information

5

Item 4.

Information About Rhodia

18

Item 4A.

Unresolved Staff Comments

34

Item 5.

Operating and Financial Review and Prospects

34

Item 6.

Directors, Senior Management and Employees

62

Item 7.

Major shareholders and Related Party Transactions

80

Item 8.

Financial Information

82

Item 9.

The Offer and Listing

87

Item 10.

Additional Information

91

Item 11.

Quantitative and Qualitative Disclosure About Market Risk

117

Item 12.

Description of Securities Other than Equity Securities

119

Part II

120

Item 13.

Defaults, Dividend Arrearages and Delinquencies

120

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

120

Item 15.

Controls and Procedures

120

Item 16A.

Audit Committee Financial Expert

121

Item 16B.

Code of Ethics

121

Item 16C.

 Principal Accountant Fees and Services

122

Item 16D.

 Exemptions from the Listing Standards for Audit Committees

122

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

123

Part III

124

Item 17.

Financial Statements

124

Item 18.

Financial Statements

124

Item 19.

Exhibits

124

Back to Contents

Presentation of financial and other information

The Consolidated Financial Statements for each of the years ended December 31, 2006, 2005 and 2004 (the “Consolidated Financial Statements”) contained in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union. Such IFRS as applied to our Company are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). Prior to January 1, 2005, our consolidated financial statements were prepared in accordance with French generally accepted accounting principles (“French GAAP”).

IFRS differs in certain significant respects from United States generally accepted accounting principles (“US GAAP”). For a description of the principal differences between IFRS and US GAAP, as they relate to us and to our consolidated subsidiaries, and for a reconciliation to US GAAP of net income for each year during the three years ended December 31, 2006, and shareholders’ equity at December 31, 2006, 2005 and 2004, see Note 36 to the Consolidated Financial Statements.

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

•

changes in average selling prices;

•

changes in volumes; and

•

the transactional effect of changes in exchange rates.

We have developed these performance measures based on monthly reporting from our various businesses and use them for both our internal analysis and for our financial communications. In comparing the results of operations for two periods (the “prior” period and the “subsequent” period), we calculate the effect of these changes as follows:

•

we calculate the impact of “changes in scope of consolidation” by (i) in the case of acquisitions, including in the subsequent period’s results the activities included in our Consolidated Financial Statements for all or part of the prior period only for the same portion of such subsequent period as they were included in the prior period, and (ii) in the case of divestitures, excluding from the results of the prior period any activities which were included in our Consolidated Financial Statements during all or any portion of the prior period but which were not included for any portion of the subsequent period;

•

we calculate the impact of “the conversion effect of changes in exchange rates” by adjusting the prior period’s results for the impact of the change in exchange rates on the translation into euro of items of our income statement denominated in currencies other than the euro at average exchange rates during the subsequent period;

•

we estimate the impact of changes in average selling prices by comparing the current weighted average net unit selling prices for each product in the subsequent period (for example, the euro cost per ton) against the weighted average net unit selling prices in the prior period, multiplied in both cases by volumes sold during the subsequent period;

•

we estimate the impact of changes in volumes by comparing quantities shipped in the subsequent period against quantities shipped in the prior period, multiplied in both cases by the weighted average net unit selling prices of the prior period;

•

we calculate the impact of “the transactional effect of changes in exchange rates” as the translation into the home country currencies of sales by our subsidiaries denominated in currencies other than such home country currency at average exchange rates.

Form 20-F 2006 – Rhodia - 3

Back to Contents

We believe that these measures are useful tools for analyzing and explaining changes and trends in our historical results of operations. However, these measures are not measurements of performance under IFRS or US GAAP. They should not be considered as an alternative to any measures of performance under IFRS or US GAAP. Our method of calculating this information may differ from methods used by other companies.

For your convenience, this Annual Report contains translations of certain euro amounts into US dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate.

Unless the context requires otherwise, the terms “Rhodia”, the “Company”, the “Group”, “we”, “our” or “us” refer to Rhodia and our consolidated subsidiaries. See “Item 4. Information about Rhodia—Corporate History—Formation of Rhodia”.

All references herein to “United States” or “US” are to the United States of America, references to “dollars” or “$” are to the currency of the United States, references to “France” are to the French Republic, and references to “euro” and “€” are to the currency of the European Union member states (including France) participating in the European Monetary Union.

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

Form 20-F 2006 – Rhodia - 4

Back to Contents

Part I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

The tables below set forth our selected consolidated financial data in IFRS as adopted by the European Union for each of the three years ended December 31, 2006 and at December 31, 2006, 2005 and 2004, and in US GAAP for each of the five years ended December 31, 2006 and at December 31, 2006, 2005, 2004, 2003 and 2002. Such IFRS as applied by the Company are currently the same as IFRS as adopted by the IASB. Financial data prepared in accordance with IFRS are derived from the Consolidated Financial Statements, which were audited by PricewaterhouseCoopers, an independent registered public accounting firm, and which have been prepared in accordance with IFRS. IFRS differs in certain significant respects from US GAAP. For a description of the principal differences between IFRS and US GAAP as they relate to us and to our consolidated subsidiaries, and for a reconciliation to US GAAP of net income and shareholders’ equity for the three years ended December 31, 2006 and at December 31, 2006, 2005 and 2004, see Note 36 to the Consolidated Financial Statements.

Form 20-F 2006 – Rhodia - 5

Back to Contents

(in millions, except for per share data)	Year ended and at December 31,
	2006 $ (1)	2006 €	2005 (7) €	2004 (7) €
Amounts in accordance with IFRS:
Income Statement Data:
Net sales	6,397	4,810	4,521	4,184
Other revenue	600	451	435	424
Cost of sales	(5,667)	(4,261)	(4,139)	(3,941)
Administrative and selling expenses	689	(518)	(523)	(455)
Research and development expenditure	(137)	(103)	(104)	(116)
Restructuring costs	(28)	(21)	(82)	(168)
Goodwill impairment	—	—	—	(16)
Other operating income/(expenses)	1	1	(42)	(47)
Operating profit/(loss)	477	359	66	(135)
Finance income	177	133	133	121
Finance costs	(596)	(448)	(496)	(449)
Foreign exchange gains/(losses)	13	10	(69)	68
Share of profit/(loss) of associates	—	—	—	3
Profit/(loss) before income taxes	72	54	(366)	(392)
Income tax benefit/(expense)	76	57	(53)	(98)
Profit/(loss) from continuing operations	148	111	(419)	(490)
Loss from discontinued operations	(60)	(45)	(196)	(142)
Net profit/(loss) for the period	88	66	(615)	(632)
Attributable to:
Equity holders of Rhodia SA	82	62	(616)	(641)
Minority interests	5	4	1	9
Basic earnings per share (in euros) (2)	0.07	0.05	(0.95)	(1.36)
Diluted earnings per share (in euros) (2)	0.07	0.05	(0.95)	(1.36)
Balance Sheet Data:
Working capital (3)	706	531	171	151
Property, plant and equipment (net book value)	2,341	1,760	2,135	2,245
Total assets	6,853	5,153	5,646	5,566
Non-current borrowings (4)	2,689	2,022	1,975	2,250
Current borrowings	549	413	1,039	721
Total borrowings (5)	3,239	2,435	3,014	2,971
Cash, cash equivalents and other current financial assets	646	486	925	617
Net borrowings (6)	2,592	1,949	2,089	2,354
Other non-current liabilities	2,139	1,608	1,646	1,360
Minority interests	33	25	26	25
Total shareholders’ equity	(868)	(653)	(692)	(546)
Share capital and additional paid-in capital	1,632	1,227	1,747	1,435
Cash Flow Statement Data:
Purchases of property, plant and equipment	350	263	(254)	(221)
Other Data:
Capital expenditure	414	311	286	248

Form 20-F 2006 – Rhodia - 6

Back to Contents

(in millions, except for per share data)	Year ended and at December 31,
	2006 (1) $	2006 €	2005 (7) €	2004 (7) €	2003 (7)	2002 (7) €
Amounts in accordance with US GAAP:
Income Statement Data:
Net sales (7)	6,397	4,810	4,521	4,138	3,814	4,064
Other revenue (7)	596	448	435	429	437	388
Operating profit/(loss) (7)	348	262	(21)	(360)	(272)	171
Income/(loss) from continuing operations (7)	49	37	(474)	(639)	(780)	61
Income/(loss) from discontinued operations (7)	(29)	(22)	(171)	(126)	(675)	15
Net income/(loss) (7)	20	15	(645)	(765)	(1,455	76
Earnings/(loss) per share from continuing operations (2)(7)	0.04	0.03	(0.73)	(1.35)	(4.35)	0.34
Earnings/(loss) per share from discontinued operations (2)(7)	(0.03)	(0.02)	(0.27)	(0.27)	(3.76)	0.09
Earnings/(loss) per share (2)(7)	0.01	0.01	(1.00)	(1.62)	(8.11)	0.43
Balance Sheet Data:
Working capital (3)	732	550	264	218	(777)	(358)
Property, plant and equipment (net book value)	2,068	1,555	1,867	1,937	2,526	2,743
Total shareholders’ equity	(1,035)	(778)	(674)	(578)	(223)	1,457

(1)

Translated for convenience purposes only as €1.00 = $1.33, the Noon Buying Rate on March 28, 2007.

(2)

Basic earnings/(loss) per share for 2006, 2005, 2004, 2003 and 2002 has been calculated on the basis of 1,190,639,506 shares, 645,635,891 shares, 471,607,727 shares, 179,309,188 shares and 178,765,518 shares outstanding (less treasury stock) on average for such years, respectively. Diluted earnings/(loss) per share has been calculated for 2006 on the basis of 1,196,170,270 shares and for prior years on the basis of the same number of shares used to calculate basic earnings/(loss) per share.

(3)

Working capital is defined as total current assets minus total current liabilities.

(4)

Non-current borrowings include the non-current borrowings relating to capitalized leases but do not include current borrowings.

(5)

Total borrowings are defined as non-current borrowings and current borrowings.

(6)

Net borrowings are defined as total borrowings minus cash and cash equivalents and other current financial assets.

(7)

Certain items have been reclassified in 2005 and prior years to conform to the presentation in 2006 relating to discontinued operations.

Form 20-F 2006 – Rhodia - 7

Back to Contents

Exchange Rate Information

Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar price of our ADSs on the New York Stock Exchange and the US dollar value of any dividends we may declare.

The table below sets forth the euro/US dollar exchange rate for the periods indicated based on the Noon Buying Rate expressed in euro per US dollars.

Month	Period-end rate	Average rate (1)	High	Low
Euro/Dollar (2)
March 2007 (through March 28)			0.76	0.75
February 2007			0.77	0.75
January 2007			0.77	0.75
December 2006			0.76	0.75
November 2006			0.79	0.75
October 2006			0.80	0.78
September 2006			0.79	0.78
Year
Euro/Dollar (2)
2006	0.83	0.79	0.84	0.75
2005	0.84	0.81	0.86	0.74
2004	0.74	0.80	0.85	0.73
2003	0.79	0.88	0.97	0.79
2002	0.95	1.05	1.16	0.95

(1)

The yearly averages of the Noon Buying Rates for the euro were calculated using the average Noon Buying Rate on the last business day of each month during the relevant period. The monthly averages were calculated using the average of the daily Noon Buying Rates for the euro within each month.

(2)

Originally published as dollar/euro.

Form 20-F 2006 – Rhodia - 8

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

We operate as an international group of companies, which exposes us to the economic conditions, political risks and the specific regulations of the countries in which we operate. In addition to Europe and North America, where we generated 51% and 16%, respectively, of our 2006 net sales, we operate in the Latin America and Asia-Pacific regions, which are areas in which we have focused our growth strategy. In 2006, Latin America and the Asia-Pacific region represented 15% and 18%, respectively, of our net sales. Our strategy is to seize development opportunities in growing markets, principally in China, South Korea and Brazil.

Our presence on these markets exposes us to risks such as sudden, material changes in regulations, political, financial and social instability, exchange rate fluctuations, the outbreak of major health risks, transfer of payment regulations or withholding taxes that may create difficulties in repatriating local currencies or investing in such countries, or difficulties in obtaining local financing. The occurrence of such events could have a material adverse effect on our results of operations and financial condition.

Certain markets in which we are involved are very competitive.

While the degree of our exposure to competition in the markets in which we operate varies significantly, we face intense competition in certain markets. The competitive pressure that we are exposed to may result from the following factors, among others: strong price competition, primarily caused by overcapacity, competition from low-cost producers and consolidation among our customers and competitors. New products or technologies developed by competitors may also have a material adverse impact on our competitive position.

The cyclicality in some of the industries we serve could have a material adverse effect on our business and financial condition.

Our results are affected by cyclicality in various industries we serve, either directly or indirectly, including the consumer, automotive, electronics, construction and textile industries. Our results of operations and financial condition in the past have been adversely affected by a decrease in demand in certain sectors. Fluctuations in price and demand within the sectors that we operate could continue, and we could continue to experience periods of overcapacity, declining prices and lower profit margins. Our efforts to refocus our activities on areas that are less affected by this cyclicality are designed to reduce our exposure to these negative effects. In addition, external factors beyond our control, such as general economic conditions, competitors’ actions, international events and circumstances and governmental regulation in France, the United States, China and other jurisdictions, may cause volatility in raw material prices and product demand, as well as fluctuations in our prices, volumes and margins.

Form 20-F 2006 – Rhodia - 9

Back to Contents

Sustained high raw materials and energy prices increase our production costs and the cost of goods sold, so that the time it takes to pass on increases in such costs to our customers may reduce our operating income in the short term.

A significant portion of our raw materials costs are based on petroleum products, in particular, those derived from benzene. We are therefore indirectly exposed to volatility in the price of oil that may result from instability in oil-producing regions and are directly exposed to increases in the price of benzene. We are also exposed to volatility in the price of our other principal raw materials, including natural gas. Our ability to maintain operating margins depends on our ability to pass on increases in raw material and energy prices through price increases, which can often be difficult.

A significant portion of our future cash flow will depend on the production and sale of CERs.

We expect that a significant portion of our future cash flow will be generated by the production and sale of CERs.

We cannot guarantee, however, that in the future we will be able to successfully sell or obtain satisfactory prices on the market for our CERs. Prices for CERs fluctuate and we have no control over such fluctuations.

We are the world’s leading producer of adipic acid, which we use as a raw material for the production of Polyamide 6.6. The manufacture of adipic acid produces nitrous oxide (N2O), one of the greenhouse gases identified by the Kyoto Protocol.

Within the framework of the Clean Development Mechanism established by the Kyoto Protocol, we have undertaken two projects to reduce our production of N2O, one at our Onsan (South Korea) site and another at our Paulinia (Brazil) site. The N2O emissions treatment unit at the Onsan site has been operational since September 2006. In the fourth quarter of 2006, we received from the Secretariat of the United Nations Framework Convention on Climate Change (UNFCCC) an initial allocation of 1.6 million tons of Certified Emission Reduction (CER) credits, following an independent audit of our greenhouse gas reductions. At our Paulinia site, the N2O emissions treatment unit has been operational since the end of 2006, and reached its maximum efficiency during the first weeks of 2007.

Due to the N2O emissions treatment units at these two sites, we expect to receive between 11 and 13 million tons of CER credits per year beginning in 2007 and through 2013.

The CER credits which we have received and expect to receive have value and are marketable and /or tradeable. Markets are being formed for the trading of such credits. However, no assurance can be given as to the liquidity and price levels on such markets. These markets have been and will continue to be affected by significant uncertainties regarding the levels of supply and demand for CER credits. Potential cash flows generated by the value of our CERs could have a material impact on our financial condition. In 2006, sales of CERs amounted to €22 million. Fluctuations in the price of CER credits could affect the market value of our securities.

In order to reduce the fluctuation and volatility risks associated with the emission credits market and to maximize the value of our CERs, we entered into an agreement with Société Générale Energie (a wholly owned subsidiary of Société Générale) to create a 50/50 joint venture, ORBEO, in July 2006. This joint venture will be primarily responsible for trading CERs with respect to the greenhouse gas emission reduction projects developed by us in South Korea and Brazil under the Kyoto Protocol.

Each company transferred to ORBEO exclusive rights concerning its emission credits activities: for Rhodia, a certain amount of future CERS from the South Korean and Brazilian approved projects, if such CERS are so generated, and for Société Générale Energie its skill and experience in emission credits trading. ORBEO is an investment company approved by the Credit Institutions and Investment Companies Committee (CECEI). The company is active in the CER market and oversaw a part of the forward sales of our CERs. In this context, we granted to ORBEO a guarantee of up to €100 million to cover obligations of Rhodia subsidiaries arising in connection with CER forward sales to ORBEO. We have established control systems within ORBEO that are designed to limit our exposure to risks relating to our CER activity. Global risk limits are reviewed regularly by the Board of Directors of ORBEO, and analyzed on a monthly basis by a Risks Committee. In addition, risk managers from both partners analyze ORBEO’s daily position, and report this analysis to the management of ORBEO and the management of each partner.

Form 20-F 2006 – Rhodia - 10

Back to Contents

The results of certain of our businesses are significantly dependent on long-term contractual arrangements with customers and suppliers.

The results of certain of our Enterprises depend on long-term or renewable contracts with our clients and suppliers. Although most of our major customer relationships are typically the result of multiple contractual arrangements of varying terms, in any given year certain of these contracts come up for renewal. We cannot guarantee that we will be able to renew these contracts on acceptable terms, which could adversely affect our results of operations or financial condition. Furthermore, in certain cases, these contractual relationships may be with a relatively limited number of customers and suppliers. In general, we are not dependent on a sole supplier for the majority of our principal materials. Nevertheless, in the case of certain key raw materials, we depend on a few significant suppliers. We have put into place security measures so as to minimize the impact of any potential decreases or interruptions in supply. See “Item 4. Information About Rhodia—Raw Materials,” and “Item 5. Operating and Financial Review and Prospects.”

We are involved in litigation.

We are involved in litigation arising in the normal course of our business, involving primarily product liability claims, environmental claims, antitrust claims, claims by the buyers of businesses previously sold by us and civil liability compensation claims related to chemical products sold in the marketplace. We are also involved in US securities law claims and tax disputes and other disputes with governmental agencies. We believe that there is no litigation, taken individually or as a whole, which could have a material negative impact on our business, financial condition or results of operations, other than those detailed in “Item 8. Financial Information—Legal Proceedings” and Note 31 to the Consolidated Financial Statements.

Our businesses face risks by operating as joint ventures in which we share control but do not own a controlling interest.

We face risks relating to joint ventures in which we share control but do not own a controlling interest and certain of which are also large customers and/or suppliers of our products. We have included a list of the joint venture entities that fall within the scope of our consolidation in Note 35 to our Consolidated Financial Statements.

Under the governing or financing documents or agreements for certain of these entities, certain key matters such as new financing, capital expenditures, approval of business plans and decisions as to timing and the amount of dividend distributions require the agreement of our partners. There is a risk of disagreement or deadlock among shareholders of joint controlled entities and of decisions being made that are contrary to our interests. In addition, our investments in joint ventures, both in general and as a result of our arrangements with our joint venture partners, may expose us to requirements for additional investment or additional capital expenditure or financing requirements or obligations to buy or sell holdings. We believe, however, that these agreements contain standard clauses and conform to standard practice in international contract and commercial law.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accuratelyreport our financial results or prevent fraud.

We have designed and continue to design our internal controls with the objective of providing reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, so as to assure that our financial statements conform with applicable accounting principles. We design our internal controls through the use of internal resources, external consultants and, in certain cases, with joint venture partners.

Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Any failure to maintain adequate internal controls or to be able to produce accurate financial statements on a timely basis could increase our operating costs and materially impair our ability to operate our business.

Form 20-F 2006 – Rhodia - 11

Back to Contents

Our business is subject to operational risks for which we may not be adequately insured.

Our plants and facilities store and/or use significant quantities of potentially hazardous materials and other items, which can be dangerous if mishandled. Any damage related to our facilities or injury to employees may negatively affect our operations and may result in a decrease in revenues and additional costs to replace or repair and insure our assets, which could negatively affect our operating results and financial condition. We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially. See “Item 4. Information About Rhodia—Risk Management and Insurance.”

Environmental Risks

We are subject to continually evolving environmental and health and safety laws and regulations. These laws and regulations expose us to significant costs. In addition, the sector in which we operate exposes us to significant potential liability with respect to the environment.

We are subject to continually evolving environmental and health and safety laws and regulations. These laws and regulations expose us to significant costs. In addition, the sector in which we operate exposes us to significant potential liability with respect to the environment.

We are subject to a broad range of extensive and evolving environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. Such laws relate to, among other things, air emissions, waste water discharges, the use and handling of or exposure to hazardous materials, waste disposal practices, and clean-up of environmental contamination. Compliance with environmental, health and safety laws and regulations has resulted in ongoing costs for us.

We could also incur significant expenses in the event that new laws, regulations, governmental policies or local authorities were to require, in particular that certain materials, particularly, low-grade radioactive material currently stored on-site in France, be characterized as waste and necessitate transfer and disposal at specialized and regulated off-site locations.

Changes in these laws and regulations could restrict our ability to modify or expand our facilities or continue production or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. A failure to comply with any such law or regulation could result in material fines and criminal penalties or the imposition of other sanctions as well as third party claims.

In addition, we have been and may in the future be liable under various laws, including the US Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”), to contribute to the costs of clean up at third‑party facilities to which we have sent waste for disposal. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility may be held jointly and severally liable for the remediation of such properties, regardless of fault.

We operate several “SEVESO” installations as defined under the European Union’s “SEVESO” Directive 82/501/EC, modified by Council Directive 96/82/CE “SEVESO II”, or similar installations outside of Europe, where hazardous substances such as chlorine and phosgene are present, and which can generate major risks to the health and safety of neighboring populations and to the environment. As such, we are subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us, located in our facilities or transported on our behalf), property damage or damage to natural resources.

Form 20-F 2006 – Rhodia - 12

Back to Contents

We also remain liable for contamination at some of our sites, that were closed or divested, where we may retain environmental liability. Many of our current, former, discontinued or sold manufacturing sites have had an extended history of industrial use. As is typical for such sites, soil and groundwater contamination has occurred in the past and might occur or be discovered at these or other sites in the future. We could be found liable or incur significant costs associated with the remediation of such sites.

The discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities, which could negatively affect our operating results and financial condition. For example, the evolution of European law in the domain of ground pollution, and in particular the “Texaco” decision of the European Court of Justice of January 29, 2004, which seems to have ruled that all polluted soil, even if not excavated, must be treated as waste, if confirmed, may result in significant additional costs for us. Similarly, current revisions to European directives concerning waste and ground pollution, could increase liabilities for us in these areas. Likewise, in France, the implementation of two decrees in 2005 may result in new costs for us. Decree no 2005-1130 dated September 7, 2005 regarding technological risk prevention plans (“TRPP”) concern measures for monitoring urbanization at the most hazardous sites. Responsibility for the costs generated by such measures remains to be clarified. A TRPP should be implemented before July 31, 2008 for approximately ten of the sites that we or one of our Enterprises operate in France. Additionally, Decree no 2005-1170 dated September 13, 2005 provides for new procedures to determine whether remediation is necessary upon the closing of a site. In some cases, these procedures may result in additional remediation costs, if after an analysis of advantages and disadvantages, such steps are deemed to be economically acceptable.

Compliance with laws and regulations related to environmental protection may limit our ability to modify or develop our facilities, prevent the production of certain products, require us to install anti-pollution equipment or incur significant remediation costs, including by way of fines and penalties. Our provision for environmental liabilities amounted to €207 million at December 31, 2006. Our estimated contingent liability for environmental liabilities before discounting amounted to €146 million at December 31, 2006. It mainly relates to our sites at La Rochelle and Pont de Claix (France), Silver Bow (Montana, United States) and Cubatao (Brazil) with respect to the possible obligations to store or remediate waste or materials off-site as well as possible containment of an internal landfill in France. No provision has been recognized, at December 31, 2006 to cover these contingent liabilities in the absence of an obligation as of such date.

Moreover, our industrial activities in most of the regions in which we operate are subject to first obtaining permits or licenses. The markets in which we operate are for the most part regulated, including among others: pesticides, packaging materials, cosmetics and pharmaceuticals. In addition, each geographic zone or country in which we operate, namely Europe (under Council Directive 67/548/CEE of June 27, 1967 and Council Regulation 793/93 of March 23, 1993), the United States, Japan and China have specific regulations concerning chemical products.

In addition, in the area of product regulation and their placement on the market, the European regulation concerning the Registration, Evaluation and Authorization of Chemicals (REACH), adopted on December 18, 2006, puts into place a European regulatory framework for the registration, evaluation and authorisation of chemical products. The implementation of the REACH Regulation will have a material financial impact on us and could affect our ability to market certain of our products in Europe.

In addition, we currently own or operate plants previously owned successively by Stauffer Chemicals and Rhône‑Poulenc where asbestos was used as insulation in pipes, boilers and furnaces, but not in the manufacturing of products. As a consequence, we have received a limited number of claims relating to alleged asbestos exposure. Two of our sites in France have been registered on an official list prepared by French authorities as industrial sites that previously manufactured asbestos‑containing materials, which give workers the right to claim early retirement and could give workers other rights. We cannot exclude the possibility that other sites may be included in the future. While it is not possible to determine the ultimate outcome of all claims that may be brought against us, we believe that our future risk related to asbestos exposure is limited based on available information and our experience with these claims.

Form 20-F 2006 – Rhodia - 13

Back to Contents

Risks Related to our Financial Condition and Liquidity

We have a substantial amount of indebtedness.

We have a substantial amount of debt. As at December 31, 2006 we had gross financial debt (non-current plus current borrowings) of €1,949 million, or €1,657 million, net of the proceeds of the disposal of our Silicones business, which we completed on January 31, 2007. For details on our gross financial debt as at December 31, 2006, please refer to “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our substantial debt has had important consequences in the past and may continue to do so in the future. These consequences could include:

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

•

increasing our vulnerability to adverse economic and industry conditions; and

•

limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

Restrictions imposed by our credit facilities and our other outstanding indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

Our indebtedness contains clauses that oblige us to respect certain financial ratios, in particular as regards our lines of credit and other contract-based indebtedness. In the event of a deterioration of our economic or financial condition, we would not be able to guarantee our ability to comply with such ratios or other financial covenants. We believe that improved financial conditions have reduced the risk of such an occurrence. If we were unable to fulfill our obligations under these covenants or to finance our cash needs, we would have to refinance all or part of our debt. We cannot assure you that we would be able to do so. The breach of certain financial covenants could lead to the occurrence of an event of default and/or acceleration of repayment under certain of our financing agreements. In any such event, we cannot assure you that our assets would be sufficient to repay all of our obligations in full.

The restrictions imposed by our indebtedness could limit our operating flexibility, our ability to finance our operations in the future, and our ability to respond to industrial opportunities.

Our Revolving Credit Facility, which was not drawn at December 31, 2006, and our other outstanding indebtedness, in particular, the indentures governing our existing high yield notes, contain various covenants that limit, among other things, our ability and the ability of our subsidiaries to:

•

borrow money;

•

repay in advance certain debt tranches;

•

pay dividends on, redeem or repurchase our share capital;

•

make certain investments;

•

create or suffer to exist certain liens;

•

enter into sale and leaseback transactions;

•

engage in certain transactions with affiliates;

•

expand into unrelated businesses; and

•

consolidate, merge or sell all or substantially all of our or their assets.

In addition, most of our existing financing agreements contain cross‑default provisions and/or cross‑acceleration clauses, pursuant to which a payment default, payment acceleration or failure to respect a financial covenant under one agreement could in some cases cause a default on or acceleration of all or a significant portion of our debt.

Form 20-F 2006 – Rhodia - 14

Back to Contents

Our public debt ratings can affect availability and cost of our debt financings.

Moody’s Investors Service and Standard & Poor’s, independent rating agencies, publicly rate certain of our outstanding debt instruments. These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset‑based financing. These public debt ratings also affect the cost to us and terms and conditions of debt and asset based financings.

Moody’s Investors Service has attributed a rating of B1 to Rhodia (Corporate Family Rating) (under review for a possible upgrade), a rating of B2 (with a stable outlook) to our Senior Unsecured Notes and a rating of B3 (with a stable outlook) to our Senior Subordinated Notes. Standard & Poor’s has attributed ratings of B+ (with a positive outlook) to our long-term debt and B (with a positive outlook) to our short-term debt. A downgrading in debt ratings would affect the availability and cost of future debt financings.

We have liabilities with respect to our retirement and related benefits that are not fully financed.

We have obligations to our employees relating to retirement and other end-of-contract indemnities in the majority of countries in which we operate. In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which require us to maintain assets to fund our obligations. In France, retirement indemnities and related benefits arise pursuant to labor agreements, internal conventions and applicable local requirements. These obligations are funded from current cash flows, and in France there is no legal requirement to maintain separate assets to finance such obligations. As at December 31, 2006, we had defined benefit obligations of €803 million with respect to our French retirement indemnities.

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

We cannot be certain that we will not be required to make cash contributions to fund our obligations in the future. Any such payments could have an adverse effect on our financial condition and liquidity. With respect to our defined benefit plans as at December 31, 2006, we had defined benefit obligations of €2,520 million, and plan assets of €1,287 million. See Note 26 to the Consolidated Financial Statements.

Our structure as a holding company could adversely affect our ability to meet our obligations under our Notes.

Rhodia S.A. is a holding company with limited business operations, sources of income and assets, other than the shares of its subsidiaries. The Notes are the obligations of Rhodia S.A. exclusively. Our subsidiaries do not guarantee the payment of principal or of interest on our Notes, and the Notes are therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of our Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from their respective assets before we would be entitled to receive any distribution from such assets. Except to the extent that Rhodia may itself be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of Rhodia’s creditors, including claims under our Notes. As at December 31, 2006, our subsidiaries had €445 million of gross financial debt to third parties (€169 million net). Our subsidiaries are also subject to liabilities to other creditors as a result of obligations incurred in the ordinary course of business, which liabilities are also effectively senior to our Notes.

Form 20-F 2006 – Rhodia - 15

Back to Contents

Dividends we received from our subsidiaries amounted to €20 million for the year ended December 31, 2006. In addition we financed the activities of our operating subsidiaries through capital contributions of €36 million in the year ended December 31, 2006. However, our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the our Notes or to make any funds available therefore, whether by dividends, interest, loans, advances or other payments. Although we have the power to control decisions to pay dividends in the subsidiaries in which we are the majority owner, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business and other considerations. Such limitations include financial assistance rules, corporate benefit laws and other legal restrictions that, if violated, might require the recipient to refund unlawful payments. In particular, under company law (including the French Civil Code (Code civil) and the French Commercial Code (Code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

We may enter into certain transactions that would not constitute a Change of Control under the terms of our Notes but would increase the amount of our outstanding indebtedness or otherwise affect the holders of our Notes.

If specific events occur that fall within the definition of a Change of Control under the terms of our Notes, we are required to make an offer to purchase all outstanding our Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, on the our Notes. We could enter into various transactions, including acquisitions, refinancing, recapitalizations or other highly leveraged transactions that do not constitute a Change of Control but could nevertheless increase the amount of our outstanding indebtedness or otherwise affect our capital structure, credit ratings or the holders of the our Notes. In such case, we would not be required to make an offer to the holders of our Notes to purchase Notes.

We may not be able to repurchase our Notes upon a Change of Control.

Upon the occurrence of specific Change of Control events, we are required to offer to repurchase all outstanding Notes. It is possible, however, that we would not have sufficient funds at the time of such Change of Control to make the required repurchase of Notes. See “Item 5. Operating and Financial Review and Prospects”.

French insolvency laws differ from US and other insolvency laws.

Rhodia S.A. is incorporated in France and, consequently, any insolvency proceeding involving Rhodia would proceed under the laws of France. In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. A law dated July 26, 2005 reforming French insolvency proceedings was adopted by the French Parliament (Loi no. 2005-845 du 26 juillet 2005 de sauvegarde des entreprises). This law came into effect on January 1, 2006 and applies to all procedures started as at January 1, 2006. See “Item 10. Additional Information” for a description of French insolvency legislation, based on currently applicable law. However, any changes in law may increase uncertainty with respect to bankruptcy proceedings in France.

Form 20-F 2006 – Rhodia - 16

Back to Contents

Market Risks

Currency and interest rate fluctuations may have a material impact on our financial results.

A significant portion of our assets, liabilities, revenue, expenses and earnings are denominated in currencies other than the euro, mainly the US dollar, the Brazilian real and the South Korean won. The Group’s consolidated financial statements and a large part of its production and costs are denominated in euros. Variations in the exchange rates of these currencies against the euro have had and will have a significant impact on our financial position and operating earnings.

The senior floating rate notes we issued in October 2006, amounts we may draw under our Revolving Credit Facility and certain of our other sources of financing bear interest at a variable rate plus a margin. We have entered into interest rate hedging transactions with respect to a portion of our variable interest rate financing. Nevertheless, we do not fully hedge our interest rate exposure. As a result, increases in applicable reference interest rates could have a material adverse effect on our financial condition and results of operations.

For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and Note 25 to the Consolidated Financial Statements.

Risks Related to our Shares and to our ADSs

You may not be able to exercise preferential subscription rights.

Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preferential subscription rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Eurolist market of Euronext Paris. US holders of shares or ADSs may not be able to exercise preferential subscription rights unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of US of preferential subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. If preferential subscription rights cannot be exercised by an ADS holder, Citibank, N.A., as depositary, will, if possible, sell such shareholder’s preferential subscription rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares.

Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

•

in the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any such transactions can be completed within a specified time period;

•

in order to vote at shareholders’ meetings, ADS holders must hold their ADSs on a record date fixed prior to the record date applicable to shareholders. ADS holders must therefore receive voting materials from the depositary sufficiently in advance of the meeting in order to give their voting instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all;

•

ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary’s offices to inspect any reports issued;

•

we and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

Form 20-F 2006 – Rhodia - 17

Back to Contents

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

•

changes in interest rates and currency exchange rates in currencies other than the euro, principally in US dollars, Brazilian reals and US dollar-influenced currencies;

•

our ability to introduce new products and to continue to develop our production process;

•

customers and market concentration;

•

general competitive and market factors on a global, regional and/or national basis; and

•

changes in economic or technological trends;

•

changes in raw material prices, in particular the price of oil and oil derivatives;

•

fluctuations in the market value of credits (CER) issued in regards to projects for the reduction of greenhouse gasses in South Korea and Brazil, developed within the framework of the Clean Development Mechanism (CDM) under the Kyoto Protocol; and

•

potential environmental claims, costs, liabilities or other obligations.

ITEM 4.

INFORMATION ABOUT RHODIA

We are a global specialty chemicals company with strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, paints and coatings markets, we offer tailor-made solutions combining original molecules and technologies to respond to customers’ needs.

Form 20-F 2006 – Rhodia - 18

Back to Contents

Corporate Information

The legal and commercial name (dénomination sociale) of our Company is Rhodia. We were incorporated in 1989 for a period of 99 years. The Company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France—most notably Article L.225.1 et seq. of the French Commercial Code. Our corporate governance structure is set out in our by-laws (statuts), which were last amended on December 20, 2005.

We are registered with the Register of Commerce and Companies of Nanterre, France (registration number 352 170 161). Our registered office is located at Immeuble Coeur Défense, Tour A, 110 Esplanade Charles de Gaulle, 92400 Courbevoie, and our phone number is +331-5356-6464.

Corporate History

Our origins date back to the nineteenth century to two chemical companies, the Société Chimique des Usines du Rhône and l’Entreprise de Produits Chimiques Etienne Poulenc. In 1928, they merged to form Rhône-Poulenc. Over the years, Rhône-Poulenc expanded into such areas as polyamide and polyester fibers and life sciences, and made many major acquisitions in the chemical industry. During the 1990s, Rhône-Poulenc divested itself of numerous businesses and refocused its strategy on life sciences and specialty chemicals. From 1990 to 1997, it divested itself of several businesses in the basic chemicals field. Rhône-Poulenc also applied its strategy of focusing on specialty products to its Fibers & Polymers division and gradually disposed of its polyester business.

The formation of Rhodia with our current name and organizational structure occurred on January 1, 1998, through a series of transactions carried out by Rhône-Poulenc and several of its subsidiaries. We became a public company on June 25, 1998, when Rhône-Poulenc sold a 32.7% stake in our Company to the public. In October 1999, Rhône-Poulenc carried out a two-part transaction in which it sold 39.1% of our outstanding shares and issued equity convertible bonds representing 25.9% of our share capital. In December 2002, Rhône-Poulenc (which had become Aventis) proceeded with the early redemption and cancellation of these bonds. On May 2, 2003, Aventis reduced its stake in our Company to 15.3% from 25.2% pursuant to a sale and purchase agreement with Crédit Lyonnais (now Crédit Agricole). Currently, neither Aventis nor Crédit Lyonnais/Crédit Agricole holds any stake in the Company. They both sold the remainder of their holdings in the Company in 2006.

Main Businesses

In 2006 we reorganized our Group structure to include the following seven enterprises:

•

Polyamide;

•

Acetow;

•

Novecare;

•

Silcea;

•

Eco Services;

•

Organics;

•

Energy Services.

Polyamide

Polyamide recorded sales of €1,922 million in 2006, representing 40% of our net sales.

With 14 production units, and associated research and development centers, we supply our clients throughout the world and design technologies and products adapted to local markets.

Form 20-F 2006 – Rhodia - 19

Back to Contents

Our strategy consists of focusing on Polyamide 6.6, which represents 90% of our activity. According to our estimates, Polyamide is the world’s second largest manufacturer of Polyamide 6.6. Polyamide also produces Polyamide 6, which represents about 10% of its sales, so as to assure a complete line of services to its clients.

Very few players master the processes for producing the polyamide 6.6 chain, and our know-how is recognized worldwide. The different products in the polyamide chain (adipic acid, ADN, HMD, nutrient salt, and polymers) provide a major competitive advantage in Polyamide’s markets, in its upstream intermediaries and polymers activities, as well as downstream in its engineering plastics position.

Intermediates and polymers are produced from natural gas and petrochemical derivatives (benzene, butadiene, cumene, and cyclohexane). These are the essential elements in the production of polyamides. They are also used in the manufacture of engineering plastics, and technical yarns and fibers. Polyamide offers the polymers brand Stabamid™ on the Polymers PA6.6 market, which brings new functionalities such as UV protection and antistatic functions.

Phenol, which is exclusively produced in Brazil, is the principal raw material needed to produce the resin used for plywood production, foundries (automotive industry), and abrasives. The Enterprise also produces oxygenate solvents, again exclusively in Brazil, which are used in the automotive industry (coatings, paints, metal cleaning) as well as in the industrial (flexible conditioning, coatings, adhesives, agro-chemicals, textiles and leather) or consumption goods markets (personal care and household).

Engineering plastics are used for their mechanical and thermal properties by the automotive, electrical, and electronics industries, in connectors (connectiques) and in a number of consumer and industrial goods such as sports and recreational equipment, clamps, and tools, etc. The key to its success is the globalization of its offer , and its capacity for innovation, as well as the competitiveness of its products and services.

A business with a high rate of innovation, our engineering plastics provide high value-added functional qualities, such as high mechanical, chemical and thermal performance, and excellent surface appearance, which are adapted to meet the specific requirements of applications. Engineering plastics are increasingly used as alternatives to steel and aluminum, which leads to significant weight savings and gives designers greater freedom, particularly in terms of functions integration. Hence, the Entreprise has launched 20 new lines of products in the past five years.

The engineering plastics business operates in high-tech sectors with strong growth potential such as automobiles, electronic components, connectors, and industrial and consumer goods. The key to our success lies in the globalization of our product range, our ability to innovate and the competitiveness of our products and services. The Enterprise’s flagship brand, Technyl, is regularly enhanced by innovations such as Technyl Star™, Technyl® Alloy, and Technyl® Force. In 2006, in collaboration with MIT we have launched Technyl® Xcell.

With 5% average annual growth, especially in Asian markets where the Enterprise has a long historical presence, engineering plastics are a key foundation for the Enterprise ‘s growth. As a consequence, Polyamide is directing its geographical strategy towards Asia, where both the market and local demand remain on an upward trajectory. In 2006, following this strategy, we have announced the following investment projects:

•

construction of a polymerization unit on an existing platform in Onsan (South Korea), which is scheduled to become operational by the end of 2007;

•

commencement of operations at a seventh engineering plastics plant in Shanghai (China); and

•

planned construction of an HMD plant in the Shanghai region (China), which is scheduled to become operational during 2009.

Form 20-F 2006 – Rhodia - 20

Back to Contents

The refocusing of Polyamide on its intermediary and engineering plastics activities resulted in us decreasing our position as a producer of industrial technical fibers and textiles. Therefore in 2006, we sold our European technical fiber and yarn activities, and in March, 2007, through an irrevocable share purchase agreement, we and SNIA sold the entirety of our respective interests in Nylstar N.V., our European textile yarn 50/50 joint venture, to a bank-appointed third party that will implement Nylstar’s financial restructuring. After these divestments, we are present in this activity exclusively in Brazil.

Products	Markets	Brand names	Competitors
Intermediates and polymers	Downstream polyamide and non-polyamide products (polyurethanes, food additives), Polyamide 6.6	Stabamid™, Dioro™, Adifood™	Invista, BASF, Solutia, Asahi, Radici
Engineering plastics	Automotive, electrical, electronics, industrial goods, consumer goods	Technyl®, Technyl Star™, Technyl® Force, Technyl® Alloy, Technyl® Xcell Oromid	Du Pont, BASF, Bayer, DSM, Solutia
Technical yarns and fibers	Automotive, tires, filtration, printing, ropes, carpets, furnishings, textiles	Sylkharesse®, Noval®	Invista, Acordis, Asahi, Dusa, Honeywell, Solutia, Toray
Textile yarns	Lingerie, town clothing and sportswear	Meryl®, Amni®	Invista, Radici Nilit, TWD, Hyosung

With a high level of demand, Polyamide’s growth in 2006 was mostly due to the Enterprise developing its activities in Asia and in Engineering Plastics. Polyamide’s activities are highly sensitive to raw material price evolutions. Its ability to maintain operating margins depends on its ability to pass on increases in raw materials and energy costs through increased selling prices. In 2005 and 2006, Polyamide was able to increase its prices so as to offset raw material and energy price increases.

Acetow

Acetow recorded sales of €447 million in 2006, representing 9% of our net sales. With an 18% market share, Acetow ranks among the three leaders in the market for acetate tow, the raw material used to make cigarette filters, alongside Eastman and Celanese.

“Filter tow” or acetate tow is produced through a two-step process. The first step consists of a chemical transformation, in which cellulose acetate is produced through the reaction of acetic-anhydride with wood pulp. The second step is one of physical transformation, in which the cellulose acetate is dissolved in acetone, and then spun into tow.

As result of its technical know-how which enables to provide high quality products, together with client service and the competitiveness of its manufacturing facilities, Rhodia Acetow has become a favored partner of the tobacco industry. This tow is supplied to tobacco companies to make cigarette filters. In 2006, Acetow launched its new, innovative vacuum pack, which it patented in 2006.

Over the past few years, Acetow’s aim has been to strengthen its international presence in order to keep up with the geographic expansion of its multinational clients.

Products	Markets	Brand names	Competitors
Acetate tow	Cigarettes	Acetow	Celanese, Eastman, NTC, Daicel, Mitsubishi

After two consecutive years of growth, the market stabilized in 2006, with a minor decrease in consumption in Asia. Production capacity increases in China in 2005 resulted in decreased utilization rates.

Furthermore, Acetow’s activities are highly sensitive to raw material price fluctuations and increases. The Enterprise’s ability to convert increases in the costs of raw material and energy supplies into increases in sales prices is therefore important. In 2005 and 2006, Acetow was able to increase its prices so as to offset raw material and energy price increases.

Form 20-F 2006 – Rhodia - 21

Back to Contents

Novecare

Novecare recorded sales revenue of €936 million in 2006, or 19% of our net sales.

Novecare provides high performance chemicals to a wide range of industries, from cosmetics and detergent products to the oil industry. The Enterprise has developed niche positions and holds leading positions on a number of markets. Thanks to its strong capacity for innovation, it has also built long-lasting relationships with its clients.

Rhodia Novecare masters the following technologies:

Surfactants are molecules made up of two distinct particles, one with a strong affinity for oils and the other for water. They are used as performance additives in formulations in a large number of industries.

Phosphorus derivatives are used in numerous applications, from water treatment to agrochemical products to fire protection.

Natural polymers and their derivatives are vegetable-based and water-dispersible. They have properties that are used to modify texture or rheology, emulsify oils, stabilize complex formulations and prolong the effectiveness of active agents, or even modify surfaces. They have applications in many markets such as cosmetics, agrochemical formulations, and oil drilling.

Specialty polymers are obtained either by radicular polymerization or by condensation. The extremely wide range of these products meets needs that are highly diversified but also specific.

Formulations are systems with multiple components which bring complementary and synergetic characteristics to application products having multifunctional properties such as detergents, personal care products, metal treatment and agrochemicals.

In the oil drilling sector, the Enterprise has developed various new lines of products designed for the specific application conditions present in wells and which allow significant savings of both time and labor, essential during periods of very high activity. The new products include in particular guar-based lubricants and viscoelastic surfactants. They are sensitive to the environment and meet users’ logistical reliability criteria.

Further, in the phosphate derivatives sector, new ligands have been developed, namely Ionquest® 490, which had a successful market launch in the mining industry.

Novecare successfully pursued the implementation of its multi-pronged strategic growth plan consisting of innovation, partnership with clients and geographic growth. Thus, in 2006, the Enterprise made efforts to strengthen its relationships with the main players in its markets by providing original solutions adapted to their industrial and organizational specificities. In order to maintain growth, several operational excellence programs have been implemented to include new areas. Such policies have led to improved industrial competitiveness and customer service while also contributing to a more rapid and efficient management of research and development programs.

Novecare has the goal of obtaining ISO 9001/2000 certification for all of its activities worldwide, and successfully witnessed the first global audit of its operations in September 2006.

Form 20-F 2006 – Rhodia - 22

Back to Contents

Products	Markets	Brand names	Competitors
Surfactants	Cosmetics, detergents, agrochemical formulations, lubricants, emulsions, polymerization, oil	Miranol, Dermalcare, Miracare, Soprophor, Lubrhophos, Supersol, Abex, Rhodafac, Geropon, Antarox, Supragil, Alkamuls, Igepal, Rhodacal	Akzo Nobel, BASF, Clariant, Cognis, Croda, Degussa, Dow, Huntsman, ICI, Sasol (Condea), Shell, Stepan
Phosphorous derivatives	Fine chemicals, agrochemicals, water treatment, fire protection, oil	Proban, Amgard, Tolcide, Briquest, Bricorr, Albrite, Aquarite	Bayer, Solutia, Cytec, Thermphos, Clariant, Ciba Hercules, Lamberti
Natural polymers	Cosmetics, detergents, agrochemical formulations, industrial formulations, oil	Jaguar, Rheozan, Rhodopol, Rhodicare	Hercules, Lamberti
Specialty polymers and monomers	Cosmetics, detergents, agrochemical formulations, industrial formulations, polymerization, emulsions	Geropon, Mirapol, Polycare, Carbomer, Alkasperse, Alkafloc, Glokill, Albritect, Repel-O-Tex, Sipomer	BASF, Arkema, ISP, Dow-Amerchol, Degussa, Clariant, Rohm & Haas
Formulations	Cosmetics, detergent formulations, agrochemicals, industrial formulations	Mirasheen, Supersol, Miracare SLB	Cognis, Clariant, Zeller

Further, Novecare’s activities are sensitive to fluctuations and increases in the cost of raw materials. The Enterprise’s ability to reflect, if necessary, the increased costs of raw material and energy in its sales prices is therefore important. In 2005 and 2006, Novecare was able to do so.

In terms of investments, a series of structural improvements have been made on the Clamecy (France) site, so as to allow the potential start-up and/or increase in production capacities of “green” products, with limited effects on the environment. At Blue Island (Illinois, USA), the surfactant production facilities responsible for, among other things, Miracare® SLB, have been overhauled and upgraded. Finally, in Asia, two investment projects have been approved, one in India with the objective of increasing specialty surfactants production capacity, and the other in Wuxi, China, to enhance production capacity of specialty polymers and broaden that product line.

Silcea

Silcea recorded sales of €412 million in 2006, or 9% of our net sales.

In 2006, Silcea refocused its activities on high performance silicas and rare earths, sectors in which it holds leading positions and which constitute the Enterprise ‘s growth pillars. The silicones activity, in which the group had a small market share with a poorly developed geographical presence, has been sold to China National BlueStar Corporation.

The Silcea Enterprise combines two high value-added businesses: high performance silicas (Silica Systems) and rare earths (Electronics & Catalysis), each with its own specific technology.

Rhodia Silcea’s silicas are amorphous precipitation-generated silicas, which are obtained from a process that uses mainly sand (the most abundant mineral in the Earth’s crust). The silicas are used to reinforce polymers (specifically rubbers and elastomers) or as support for human and animal nutrition.

A worldwide leader in high performance silica technology, which Rhodia Silcea invented in the 1990s, the Enterprise has developed products that are part of numerous innovations, such as high-performance, low energy consuming “green” tires.

Rare earths are natural elements, like iron or oxygen, which are present in great quantities in the Earth’s crust. Rhodia Silcea is involved in the processes of separating and finishing these elements to a high degree of purity. Rhodia Silcea then uses them to produce high value-added compositions used in the automobile catalysis sector (reducing pollution from gas- and diesel-driven vehicles) and electronics (luminescence, for low energy light bulbs, for LCD and plasma flat screen televisions, high precision optics, etc.).

Form 20-F 2006 – Rhodia - 23

Back to Contents

Products	Markets	Brand names	Competitors
Products made from rare earths	Electronics: luminescence for new flat screens, low consumption bulbs, precision optics, Catalysis: automotive anti-pollution for gas and diesel vehicles	Luminostar™, Cerox™, Opaline™, Superamic™, Eolys™, Actalys™, OPtalys™, Neolor™	AMR, DKK, Chinese manufacturers, Octel, Infineon
High Performance Silicas	Tires, shoe soles, technical rubber parts, paper industry, nutrition, oral hygiene products	Siloa®, Zéosil®, Tixosil®, Tixolex®	Degussa, Huber, PPG

In 2006, Silcea continued to experience strong growth, as a result of both its innovative product offerings and favorable global demand, attributable in particular to:

•

high growth worldwide on the “HDS” high performance market, sustained by the:

•

increased use in Europe and standardization in Asia and North America of low energy consuming tires (Zeosil® for tires), and

•

substitution of antibiotics with additives formulated through HDS silicas (Tixosil®) for the animal nutrition market;

•

an automotive market that anticipates the evolution of regulatory emissions standards, thus favoring:

•

roll-out of “particle filter” technology, and of our Eolys™ soluble catalyst on a worldwide basis (as of today, more than two million vehicles are so equipped),

•

strong start-up sales for the OptalysTM line, a new generation of materials for catalytic converters, and

•

increased sales of the Actalys™ line, which coincided with the rise of Asian car manufacturers (one catalytic converter out of three in the world today contains rare earths from Rhodia);

•

the development of the plasma and LCD flat screen market and of low-energy consumption bulbs, resulting in increased demand for luminescent materials (the LuminostarTM product line).

Rhodia Silcea’s activities are sensitive to volatility and increases in the price of the raw materials. In 2006, the Enterprise was able to offset increases in raw material and energy prices by raising its sales prices.

Eco Services

Eco Services recorded sales of €230 million in 2006, representing 5% of our net sales.

Eco Services is the leading company in the North American market for sulfuric acid regeneration services with eight production units at six different sites in the Gulf region, the Midwest and the West Coast. Eco Services’ success lies in its strong emphasis on the reliability of its production, strict adherence to product specifications as well as the integrated management of its logistical network.

Sulfuric acid is used as a catalyst for refining and for the production of alkylate, which is a key element in high octane gasoline. For this reason, petroleum refiners represent the main client base for the Enterprise. As gasoline is being produced, sulfuric acid accumulates impurities, which diminish its capacity for catalysis. Once the catalysis process is finished, used sulfuric acid is delivered to the Enterprise’s facilities where such impurities are corrected in high-temperature ovens operating on natural gas. This purified acid is regenerated and thereafter returned to the refiners for reuse.

Form 20-F 2006 – Rhodia - 24

Back to Contents

Eco Services is in the third year of its “Reliability Strategy” program, which assures the uninterrupted supply of regeneration services to its partners, regardless of their level of demand or peaks in their production cycles. This program integrates and coordinates the Enterprise’s resources, specifically investment planning, construction, maintenance and logistics.

Product range	Markets	Brand names	Competitors
Sulfuric acid, regeneration services, alum and other sulfur derivatives	Oil refining, chemical and petrochemical production	—	Du Pont, Marsulex, General Chemical, Chemtrade

Eco Services maintains close relations with its clients through contracts that are for terms of five or more years. In 2006, the Enterprise renewed a series of contracts, and a significant part of its client base has been secured. Most of these contracts are indexed to natural gas prices. When there is a drop in natural gas prices, a certain lapse of time may be required before the price decrease is reflected in client contracts. Such was the situation in 2006, which allowed the Enterprise to realize exceptional non-recurring operating margins over a short period of time.

It is anticipated that Eco Services’ North American market will grow at the same pace as that of the North American GDP and of gasoline consumption.

Organics

Organics recorded sales revenue of €875 million in 2006, or 18% of our net sales.

In 2006, Organics absorbed Coatis and Pharma Solutions, after the transfer or sale of certain divisions (including the sale of the latex, custom synthesis, and solvents divisions). The new regrouping brings together all of our fine organic chemistry expertise.

Organics technological lines or “branch-products” are as follows:

•

diphenols, for which Organics is the world’s leading producer and the only producer to operate three different production facilities worldwide (St. Fons, France; Baton Rouge, USA; and Zhenjiang, China (production due to start in June 2007));

•

salicylicates. Organics is the world’s leading producer of acetylsalicylic acid and of aspirin;

•

fluorination, of which Organic’s is the world’s leading producer of “HF” technology, which has great development potential;

•

aliphatic isocyanats, for which Organics is the number two in Europe, and leader for products presented in a water-based solution.

Included with the above are related products and products requiring the same production skills and techniques.

Organics’ strategy consists of improving its financial performance by refocusing its activities portfolio around its leadership positions, as well as by the reorganization, restructuring and repositioning of its activities.

Organics aims to maintain both the growth and profitability of its “branch-products,” which constitute its main leverage for value creation. These branch-products are organized in “profits centers” so as to facilitate product management, from conception to production and sales, and address a number of markets.

Organics’ technologies are critical to a series of essential products in a number of industries, including flavorings and perfumes, car refinishes, active pharmaceutical products, intermediary products for the agrochemical business and polymers production.

Flavorings and Perfumes: The Enterprise is the world leader for vanillin and ethylvanillin. The entire range of products in our line benefited from strong demand throughout 2006. Organics also holds a leadership position for technologies used in these markets, due in large part to Organics’ unique capacity to supply products in compliance with all applicable regulations, including those relating to dietary hygiene and environmental requirements. The Enterprise took advantage of a restructuring in the Asian market, as well as certain industrial events that affected its competitors. Certain of Organics’ competitors ceased operations, due either to insufficient profit margins or to an inability to adapt their practices and operations to the ever-more restrictive regulatory environment.

Form 20-F 2006 – Rhodia - 25

Back to Contents

Performance products and intermediates for agrochemicals: In a highly competitive environment, Rhodia Organics has improved its competitiveness. As the main European player in this market segment, the Enterprise has succeeded in increasing its prices in a denser local market. The arrival of Chinese and Indian competitors on this market puts further pressure on competition in Europe.

Pharmacy: Organics considers itself as the world’s leading producer of aspirin (acetylsalicylic acid) directed to analgesics bulk market. It is the world’s leading distributor of calcium phosphate for nutraceutical and pharmaceutical uses. The enterprise is also present in the paracetamol market.

Isocyanats for paints and industrial resins: The Enterprise positions itself on high added-value specialty segments, especially in the industrial coatings market, and namely the automotive industry with its “isocyanats” technology. Aliphatic isocyanats are renowned for their resistance to UV light and give an exceptional finishing and longevity to coatings. In 2006, a new generation of the Rhodocoat line was launched, with a new technology for paint formulators: polyisocyanats auto-emulsifiable in water, which offer new paints that are more environmentally friendly and which generate fewer organo-volatile components.

On the aromatic isocyanats market, Rhodia operates one of Europe’s most important production units, located in Pont de Claix, on behalf of Lyondell.

Product range	Market	Brand names	Competitors
Dyphenols and Salicylates

Flavors for the food industry and synthetic fragrances for high-end perfume, manufacturing, for detergents, and cosmetic goods, Performance products for industries: polymerization inhibitors, pigments, photo, antiozonants

		Rhovanil®, Rhodiarome®, Rhodiantal ™, Rhodiaflor™, Rhodiascent ™, Petunial ™, Rosilial®, Carnaline®	Borregard, Jiaxing, Mitsui, UbeEastman, Goodyear
Salicylicates and associated	Pharmaceutical (aspirin, Paracetamol, calcium phosphate)	Rhodine, Rhodapap, A-Tab, Di-Tab, Tri-Tab, Cilpharm	Jilin, Shandong Tyco, Mallinckrodt, Weifang, Budenheim, Astrarin, Yeou-Fa
Line of fluorinated components and derivative products	antiozonants, acidic catalysis, electronics, intermediate agricultural products	Acilys ™	Solvay, Central Glass, Halocarbon, Miteni, Indian and Chinese competitors
Isocyanats and intermediary products	Industrial coatings: wood, metal (automotive), plastics, polyurethane foam (seat filings, mattresses…), chemistry, fine chemistry, steel industry, agri-food industry	Tolonate®Rhodocoat tm	BASF, Bayer, Degussa, Dow, Borsodchem, Zachem,Nitric acid:BASFKemira chlorine:MSSA, Albemarle

In a context of high volatility of raw materials and energy prices, Organic’s ability to reflect, if necessary, the increased costs of raw material and energy in its sales prices has been of importance.

The year 2006 was dedicated to the follow-up of the “industrial excellence” program, on the Pont de Claix site, specifically in the upstream chain, so as to obtain a high enough level of reliability, in order to guaranty the profitability of isocyanates. Important investments have been made in order to modernize chloride production, allowing Organics to break production records.

Form 20-F 2006 – Rhodia - 26

Back to Contents

Energy Services

Energy Services recorded sales revenue of €25 million in 2006.

Rhodia Energy Services (RES) is the Rhodia Enterprise in charge of energy supply management and production, as well as management of greenhouse gas emissions and optimization of the emission credits portfolio.

RES accounts have been published as a Rhodia Enterprise since January 2006 (prior to then, they were recorded under the unallotted portion of the Rhodia Consolidated Financial Statements).

In the energy area

•

RES has developed activities based on energy trading and the optimization of energy production assets;

•

RES manages approximately €820 million of energy purchases worldwide, both for the Group and on behalf of third parties, of which 55% represents natural gas purchases and 30% electricity. In France, RES is the second largest industrial buyer of natural gas and is among the ten largest buyers of electricity;

•

RES is a founding member of Exeltium, a purchasing consortium of heavy users of electricity in the French industrial sector.

In the emission credits area

We are the world’s leading producer of adipic acid, which we use as a raw material for the production of Polyamide 6.6. The manufacture of adipic acid produces nitrous oxide (N2O), one of the greenhouse gases identified by the Kyoto Protocol.

Within the framework of the Clean Development Mechanism established by the Kyoto Protocol, we have undertaken two projects to reduce our production of N2O, one at our Onsan (South Korea) site and another at our Paulinia (Brazil) site. The N2O emissions treatment unit at the Onsan site has been operational since September 2006. In the fourth quarter of 2006, we received from the Secretariat of the United Nations Framework Convention on Climate Change (UNFCCC) an initial allocation of 1.6 million tons of Certified Emission Reduction (CER) credits, following an independent audit of our greenhouse gas reductions. At our Paulinia site, the N2O emissions treatment unit has been operational since the end of 2006, and reached its maximum efficiency during the first weeks of 2007.

Due to the N2O emissions treatment units at these two sites, we expect to receive between 11 and 13 million tons of CER credits per year beginning in 2007 and through 2013.

The CER credits which we have received and expect to receive have value and are marketable and /or tradeable. Markets are being formed for the trading of such credits. However, no assurance can be given as to the liquidity and price levels on such markets. These markets have been and will continue to be affected by significant uncertainties regarding the levels of supply and demand for CER credits. Potential cash flows generated by the value of our CERs could have a material impact on our financial condition. In 2006, sales of CERs amounted to €22 million.

In order to reduce the fluctuation and volatility risks associated with the emission credits market and to maximize the value of our CERs, we entered into an agreement with Société Générale Energie (a wholly owned subsidiary of Société Générale) to create a 50/50 joint venture, ORBEO, in July 2006. This joint venture will be primarily responsible for trading CERs with respect to the greenhouse gas emission reduction projects developed by us in South Korea and Brazil under the Kyoto Protocol.

Each company transferred to ORBEO exclusive rights concerning its emission credits activities: for us, a certain amount of future CERs from our South Korean and Brazilian approved projects, if such CERs are so generated, and for Société Générale Energie its skill and experience in emission credits trading. Société Générale Energie paid us €30 million for our 50% interest in ORBEO, which is not repayable under any circumstances, for which we recognized a related gain on sale of €27 million. (See Note 7 to the Consolidated Financial Statements.). ORBEO is an investment company approved by the Credit Institutions and Investment Companies Committee (CECEI). The company is active in the CER market and oversaw a part of the forward sales of our CERs. In this context, we granted to ORBEO a guarantee of up to €100 million to cover obligations of Rhodia subsidiaries arising in connection with CER forward sales to ORBEO. We have established control systems within ORBEO that are designed to limit our exposure to risks relating to our CER activity. Global risk limits are reviewed regularly by the Board of Directors of ORBEO, and analyzed on a monthly basis by a risks committee. In addition, risk managers from both partners analyze ORBEO’s daily position, and report this analysis to the management of ORBEO and the management of each partner.

Form 20-F 2006 – Rhodia - 27

Back to Contents

Risk Management and Insurance

After analyzing our industrial risks, we manage them by relying first on a comprehensive prevention policy and only then on worldwide insurance programs. Our internal efforts and progress in the area of industrial safety, workplace hygiene, the environment and post-consumer product monitoring are described in our environmental reports available on our website. The various programs we implement include the organization of insurance expert visits, which are aimed at evaluating the modifications and corrective actions implemented since the previous visit and are designed to allow the making of recommendations which are part of the ongoing improvement process. Further, those conclusions are analyzed by us in conjunction with our insurers. In addition, together with our insurers we have implemented a comprehensive, large-scale prevention and protection program for industrial risks. To minimize insurance premiums and provide strong incentives for prevention, all of our worldwide insurance programs feature very high deductibles. We insure on the market only against risk of catastrophic loss. Risk retention is distributed between insurance deductibles, borne by each of our operating companies, and retained risk assumed centrally by a consolidated captive reinsurance company, which bears losses in excess of the affiliated companies’ deductibles.

This description of the main insurance programs underwritten by us is necessarily partial and incomplete in order to preserve confidentiality and protect our competitive position. The total amount of insurance premiums for coverage of our industrial risks in 2006 was roughly €29 million. Those premiums are paid to independent insurers and reinsurers.

•

The property and casualty program absorbs most of the costs (insurance premiums and prevention program). The property and casualty program is supplemented by business interruption coverage not only for standard fire and explosion risks but also for equipment breakdowns and natural disasters. Coverage amounts are consistent with estimated risks. Most of our industrial sites are currently covered by an umbrella policy with a limit of €300 million per incident. The largest sites benefit from additional coverage of up to €800 million, in line with assessments of maximum possible loss.

•

The civil liability program covers:

•

the civil liability program covering both operating and product liability;

•

the Directors and Officers civil liability program;

•

special guaranties on environment, especially in France, where an insurance agreement for “SEVESO” classified sites has been subscribed.

•

The transport program, with a limit of €15 million underwritten on the insurance market (without participation by our captive insurance company), covers goods stored by us as well as goods in transit or stored with third parties.

•

We have set up worldwide programs with a panel of insurers to provide all of our subsidiaries with adequate insurance coverage for major risks, respecting the highest solvability criteria. However, for economic and/or legal reasons, some countries have not joined these worldwide programs. In those cases, coverage has been provided by either local representatives of leading insurers or, for some countries, by first class local insurers.

Our property, casualty, civil and products liability policies were renewed as at January 1, 2006 on satisfactory and comparable terms and lower premiums.

Form 20-F 2006 – Rhodia - 28

Back to Contents

Research and Development

By the end of 2006, our R&D department consisted of 1,050 researchers located in five multi-disciplinary and multi-Enterprise centers across the world. Gross expenditure on R&D rose to €140 million, including €23 million in capitalized research and development. In 2006, we registered 127 patents.

In 2006, our R&D department focused on three main fields: materials, reinforcement and decontamination, in such areas as:

•

reducing emissions and energy consumption for the automotive industry through:

•

new catalytic materials in our OPtalysTM line, which following our Eolys III and Actalys materials and which allow a reduction of auto emissions of up to 15%, and

•

engineering plastics, which are increasingly used in the place of metal in vehicles, reducing weight and improving emissions reduction;

•

green tires, using our high performance silicates;

•

green solvent, which are biodegradable, recyclable, nontoxic, and of low volatility.

Raw Materials

We purchase raw materials and chemical intermediates from a large number of third parties, with a centralized purchasing department procuring the entirety of the raw materials needs of each of our Enterprises. In 2006 as in 2005, the cost of raw materials and energy was approximately €2.5 billion.

In 2006, these costs broke down as follows:

•

18% for energy;

•

21% related to raw materials derived from benzene;

•

24% related to raw materials derived from natural gas;

•

22% related to non-petroleum linked raw materials and

•

15% related to raw materials derived from naphta and other raw materials.

Any significant change in raw material costs can have a significant effect on our earnings. See “Item 5. Operating and Financial Review and Prospects—Certain Factors Affecting Our Financial Condition and Results of Operations—Cost of Raw Materials.” Changes in prices of raw materials cannot always be passed on to customers in the form of higher prices; hence, profit margins may be affected. Moreover, competitive pressures may drive down selling prices in the wake of lower raw material prices, thereby limiting the potential for improved profits. As a hedge against fluctuations in the prices of raw materials, we enter into medium- and long-term contracts for the primary materials used in our production.

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

Form 20-F 2006 – Rhodia - 29

Back to Contents

With regard to our electricity supply, we are a party to the Exeltium Consortium, through which we reached an agreement protocol with EDF (Electricité de France) in January 2007, in order to ensure volumes, prices, and risk sharing.

Sales, Marketing and Distribution

We sell our products and services in over 130 countries through decentralized sales, marketing and distribution functions. Such functions are currently carried out pursuant to policies established by the management of each enterprise. Our products are generally available in bulk for use in industrial applications or subsequent reformation or for incorporation in consumer and business goods. In connection with our strategy of increasing accountability of enterprise management, sales, marketing and distribution, which in the past were managed mainly by local subsidiaries responsible for several enterprises, are increasingly being placed under the direct responsibility of the management of individual enterprises. In addition, we are putting increased emphasis on key account management and new product launching across geographic regions in order to establish global sales, marketing and distribution arrangements for customers operating internationally.

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

Our organization is based on four geographical zones. Each one of those four zones is under the authority of a Zone Director who is a member of our Executive Committee. Inside each of those four zones, Country Delegates are in charge of the main countries in which we operate, and their role is to represent Rhodia before the respective countries’ authorities. This system allows for efficient vertical communication.

Health, Safety and Environment

We have designed our own safety and environmental program (SIMSER – Safety, Environment and Health Management System) for sites of over 100 employees; this system has been certified by DP2i as being in conformity with the OHSAS 18001 referential equivalent to the ISO 14001 standard, for environmental purposes.

91.4% of our sites have been audited according to the 3RHSE and/or SIMSER+ referentials in the past three years.

As for health and safety risks, in 2006, the evaluated functions rate in the past five years has reached 84.1% to be compared with 73% in 2005.

Our Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continued improvement. In 2006, we invested €59.2 million worldwide in this program, of which €24.7 million went towards health and safety, and €34.5 million towards environmental objectives. These investments are part of our ongoing improvement programs that have been in place for several years. We have targeted four HSE objectives:

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

•

Industrial Sites. We have developed our own system for managing the health and safety of our employees and environmental issues on our sites, which goes beyond ISO14001 standards, the generally accepted environmental management standard. We require that our system be enforced at all sites, regardless of their size or of the nature of their activities.

•

Products. We have implemented a policy designed to ensure that each product design, manufacturing and marketing team operates in consideration of HSE issues.

Form 20-F 2006 – Rhodia - 30

Back to Contents

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

Workplace Safety

We monitor the health and safety of employees and other people at all of our sites. Our objective in this respect is to evaluate risks associated with each workstation over the past five years. Moreover, we engage in preventive procedures regarding the health of our employees, persons working at our sites, and the users of our products. Investments by our Group into workplace health and safety amounted to €24.7 million.

Form 20-F 2006 – Rhodia - 31

Back to Contents

We remain dedicated to our zero-accident objective. As the establishment of an entirely risk-free industrial environment is nevertheless impossible, it is vital to prepare and train all of our employees to respond as effectively as possible in the event of an accident or other crisis. Our objective is to establish and test emergency plans that are tailored to the risks involved for every business and activity. 95% of our businesses have revised and tested their emergency plans over the past three years. Industrial hygiene correspondents have been appointed to coordinate industrial initiatives and to ensure the execution of risk evaluations at all of our sites. These risk evaluations involve, among other things, identifying chemical, biological, physical and ergonomic hazards, as well as estimating exposure levels and assessing short-, medium- and long-term risks.

We seek to improve our safety record on an ongoing basis. This requires daily individual commitment by all of our employees, especially our managers. Accordingly, members of the Executive Committee inspect our sites without prior warning. The results reflect the efforts expended, as the rate of accidents at our sites has declined each year. Thanks to this improvement, Rhodia ranks among the best in the industry worldwide. Based upon its historic configuration, with a TF1 of 0.5 and a TF2 of 1.1, Rhodia posted its best-ever safety performance during 2006. The table below sets forth certain information relating to the accident frequency rate for the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2006	2005	2004
TF1 (1)	0.5	0.8	0.9
TF2 (2)	1.1	1.8	2.2
TF1EE (3)	1.2	1.1	2.0

(1)

TF1: Accident Frequency Rate for Rhodia personnel resulting in work stoppage, expressed in terms of number of accidents per million hours worked.

(2)

TF2: Accident Frequency Rate for Rhodia personnel whether or not resulting in work stoppage, expressed in terms of number of accidents per million hours worked.

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

Each facility is audited every three years. In addition, all installations and processes are subject to a security review adapted to their risks. These reviews are updated every five years, to reflect changes in legislation, our knowledge or the methods of analysis and modeling tools used to assess impacts. At the occurrence of any material event, a review is carried out or updated immediately. For this, we have at our disposition a network of trained experts as well as recognized methods of review. Particular attention is given to facilities qualified as “top-tier sites” under the European Union’s SEVESO Directive (or the equivalent thereof, outside Europe). This represents 37 sites worldwide, situated in France, Germany, Brazil, the USA, China, and Korea. These security procedure reviews allow us to identify danger, whether it is of a physical, chemical or biological nature, and to assess the risks in light of factors relating to the occurrence of accidents and the potential targets. In addition, we encourage the exchange of experiences between our facilities that, for the most part, possess systems for the collection of incidents. A monthly newsletter, “Security Procedures,” helps develop these exchanges.

We cooperate with public authorities, through the Union of Chemical Industries (l’Union des Industries Chimiques) and the French Business Confederation (Le Mouvement des Entreprises de France) for the implementation of the law of July 20, 2003 on industrial risks and in particular concerning the urban areas surrounding sites that pose risks and affect the remediation of such sites. After the pilot study on risks surrounding the Roussillon site, our methodology (DRC40) was approved by experts in the French Ministry of Ecology and Sustainable Development.

A total of 80% of our facilities have undergone a process-related safety study within the last five years. This indicator, which has posted a steady increase from year to year, represents a major investment by our operational teams. An emphasis was placed on SEVESO-classified and similar facilities (i.e., outside the European Union), for which 93% coverage was achieved.

Form 20-F 2006 – Rhodia - 32

Back to Contents

Intellectual Property

We own a large number of patents that relate to a wide variety of products and processes. Each year, we file a significant number of new patent applications (127 in 2006), and we also license a small number of patents owned by others. In addition, we own a considerable number of registered trademarks throughout the world, under which we market our products. Such patents and trademarks in the aggregate are of material importance to our operations. In addition to patent protection, we also rely on our know-how and technical expertise in many of our manufacturing processes for developing and maintaining our market position.

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

In the area of product regulation and their placement on the market, the European regulation concerning the Registration, Evaluation and Authorization of Chemicals (REACH), adopted on December 18, 2006, puts into place a European regulatory framework for the registration, evaluation and authorisation of chemical products. We have been actively preparing for the implementation of the REACH Regulation for four years. We estimate using 400 commercial substances affected by REACH, which could represent more than €80 million of costs related to testing that we are likely to undertake between 2008 and 2015.

Our purchasing department together with our operational units are responsible for evaluating the impact of the REACH Regulation on our raw material supplies. Such risks may include the unforeseen use of a prohibited substance by a supplier (which would result in a prohibition to use the substance or a registration requirement for us), production stoppages concerning materials in the upstream chain and the failure by a non-European supplier to register a substance. In addition, since 2005, and in anticipation of the REACH Regulation, we implemented our red line (ligne rouge) concerning CMR (products that are Carcinogenic, Mutagenic and toxic for Reproduction), concerning the risk management and the marketing of such products.

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

Form 20-F 2006 – Rhodia - 33

Back to Contents

Property, Plant and Equipment

The total gross value of our property, plant and equipment at December 31, 2006 was €5,681 million. This sum includes the value of our machinery and equipment worth €4,552 million, and buildings worth €835 million. The total net value of our property, plant and equipment at December 31, 2006 was €1,760 million, approximately 34.1% of our total Consolidated Balance Sheet at December 31, 2006. This includes the net value of our machinery and equipment in an amount of €1,219 million and buildings in an amount of €279 million.

The table below sets forth the number of our principal production sites, by enterprise and geographic region, as at December 31, 2006. The sizes of our sites vary considerably in terms of employees and production capacity. Of the 77 sites, 11 serve two or more enterprises. These sites are listed in the table under the principal enterprise utilizing the site. The table excludes facilities operated by joint ventures accounted for under the equity method.

	At December 31, 2006
	Europe	North America	Latin America	Asia/Pacific	Total
Novecare	5	8	0	10	23
Silcea	8	3	1	5	17
Polyamide	6	0	5	2	13
Acetow	2	1	1	0	4
Eco Services	0	7	0	0	7
Organics	9	1	0	3	13
TOTAL	30	20	7	20	77

We own all our properties, except for a limited number of sites that are subject to leases. See Note 12 to the Consolidated Financial Statements. Utilization of our principal facilities may vary with economic and other business conditions. Our business facilities generally have sufficient capacity for existing needs and expected near-term growth.

Many of our manufacturing sites have an extended history of industrial use. See “Item 3. Key Information—Risk Factors—Risks Related to our Business” and “Item 4. Information About Rhodia—Health, Safety and Environment” for a discussion of environmental issues relating to our business.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our Consolidated Financial Statements. The discussion of our results of operations includes certain information on a comparable basis to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations. See “Presentation of Financial and Other Information” for an explanation of the basis of calculation of this information, as well as an explanation of how we calculate the effect of changes in volume and price on our operating results. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, including in “Item 3. Key Information—Risk Factors”. The Consolidated Financial Statements have been prepared in accordance with IFRS, with a reconciliation of net income and shareholders’ equity to US GAAP. For a discussion of the principal differences between IFRS and US GAAP as they relate to us, and a reconciliation of net income and shareholders’ equity to US GAAP, see Note 36 to the Consolidated Financial Statements.

Form 20-F 2006 – Rhodia - 34

Back to Contents

Overview of 2006

The highlights of our financial performance in 2006 include:

•

6.4% growth in net sales to €4,810 million, sustained by significant price increases in all activities;

•

operating profit of €359 million, compared with €66 million in 2005;

•

net income of €66 million, compared with a net loss of €615 million in 2005;

•

a 6.7% decline in our net debt to €1,949 million at the end of 2006.

Certain Factors Affecting Our Financial Condition and Results of Operations

Certain factors affecting our financial condition and results of operations are described below. For further discussion of these and certain other factors, see “Consolidated Results of Operations for 2006 and 2005”and “Consolidated Results of Operations for 2005 and 2004”.

Exchange Rate Fluctuations

We publish our Consolidated Financial Statements in euro. Because a substantial portion of our assets, liabilities, net sales and earnings are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro. These currency fluctuations, especially the fluctuation of the value of the US dollar, the Brazilian real and the pound sterling against the euro, have had and may continue to have a material impact on our financial condition and results of operations.

We estimate that the effects of currency fluctuations in 2006 resulted in a decrease in our consolidated net sales of approximately €79 million and decrease in our operating income of approximately €5 million. Currency fluctuations can also have a significant impact on our balance sheet, particularly shareholders’ equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euros.

An appreciation of the euro compared with the dollar lessens the euro-value of net sales generated in dollar zone countries, and lowers the competitiveness of products manufactured by us in Europe against products produced in, or exported from, the United States and other dollar zones. This effect is partially offset by the decreased cost in euro of a significant portion of our raw material and energy purchasing requirements denominated in non-euro currencies.

Form 20-F 2006 – Rhodia - 35

Back to Contents

The table below sets forth average exchange rates of the euro with respect to key currencies in 2006, 2005 and 2004.

	2006	% change 2006/2005	2005	% change 2005/2004	2004
US dollar/euro (1)	1.26	(1.2)	1.24	0.1	1.24
Pound sterling/euro (1)	0.68	0.3	0.68	0.8	0.68
Brazilian real/euro (2)	2.73	10.1	3.04	16.4	3.64

(1)

Daily currency prices published by the European Central Bank.

(2)

Daily currency prices published by the Brazilian Central Bank against the US dollar, converted to euro based on the daily prices published by the European Central Bank.

Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is described under “Item11. Quantitative and Qualitative Disclosure About Market Risk”. See also Note8 to the Consolidated Financial Statements.

Cost of Raw Materials

In 2006, our raw material costs amounted to approximately €2.5 billion compared with €2.5 billion in 2005 and €2.2 billion in 2004. Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects our financial statements after a delay of two to three months. A key objective for our enterprises is to ensure that prices for our products our increased to compensate for increased raw material costs. However, increases in overall levels of raw materials prices may not necessarily be passed on through an increase in selling prices, and in such case, may create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, we seek to procure our major requirements for key raw materials pursuant to medium- or long-term contracts. See “Item4. Information About Rhodia—Raw Materials”.

Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects our financial statements after a delay of two to three months. Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in selling prices, and in such case, create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, we seek to procure our major requirements for key raw materials pursuant to medium- or long-term contracts. See “Item4. Information About Rhodia—Raw Materials”.

Discontinued Operations

In the financial information presented below, certain business activities that were divested or are in the process of being divested are reported under discontinued operations in accordance with IFRS 5 and other applicable standards.

The principal acquisitions, divestitures and other changes in our scope of consolidation during 2006, 2005 and 2004 are set forth below. See Note 10 to the Consolidated Financial Statements.

In 2006 we completed the following disposals:

•

in January our Decorative Coatings and Adhesives business (Latex) of our former Coatis enterprise was sold to Hexion Specialty Chemicals Inc.;

•

in March we sold our development and custom synthesis for the pharmaceutical industry business of our former Rhodia Pharma Solutions enterprise to Shasun Chemicals & Drug Ltd.;

•

in December we sold our European industrial fibers and yarns business (Polyamide enterprise) to Butler Capital Partners.

Form 20-F 2006 – Rhodia - 36

Back to Contents

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

•

in November, our sulfuric acid business located in Staveley (United Kingdom) of the Novecare enterprise to Ineos Chlore Ltd.; and

•

in December, the anesthetics business of the Organics enterprise to Nicholas Piramal India Ltd.

In addition, in December 2004, we acquired the Chloralp Group from LaRoche Industries. As a result of the acquisition, the Chloralp Group, Cevco and GIE Spiral, which were previously accounted for by the equity method, became fully consolidated.

The table below sets forth the results of our discontinued operations for 2006, 2005 and 2004.

(in millions of euros)	2006	2005	2004
Net sales	654	878	1274
Other revenue	40	55	53
Goodwill impairment	(4)	(104)	(174)
Net operating expense	(684)	(989)	(1474)
Net finance costs	(13)	(23)	(10)
Profit/(loss) from discontinued operations before tax and gains/(losses) on disposals	(7)	(183)	(331)
Gains/(losses) on disposals	(30)	(24)	216
Tax effect of disposals	(8)	11	(27)
LOSS FROM DISCONTINUED OPERATIONS	(45)	(196)	(142)

The income statements for the comparative periods 2005 and 2004 have been adjusted to reflect all discontinued operations as a separate line item. As a result, individual income statement items such as net sales, and operating profit (loss) reflect only continuing operations for all years presented.

Assets Held for Sale

The main businesses in the process of being sold at December 31, 2006 were:

•

Nylstar: On March 6, 2007, we and SNIA signed an agreement for the irrevocable sale for €1 of all our shares in Nylstar to a third party designated by the banks which should initiate Nylstar’s financial restructuring;

•

Spanish phosphates production business of the Corporate and Others segment: after having withdrawn from the phosphates production business at Rieme in Belgium, we have been negotiating actively our withdrawal from this business since the end of 2005. A sale agreement was signed in February 2007 with Misa Inc., and the disposal is expected to close in the first half of 2007;

•

Silicones: We signed an agreement in October 2006 with China National BlueStar Corporation for the sale of our Silicones business, which closed in January 2007.

In accordance with IFRS 5, the previous year’s balance sheet has not been adjusted for any of these businesses.

Form 20-F 2006 – Rhodia - 37

Back to Contents

Recent Developments

•

On March 23, 2007 we presented a plan to close our Mulhouse Dormach site in France to our Works Council. The closure would be effective as of December 31, 2007.

•

On February 17, 2007, we signed an agreement for the irrevocable sale of our Phosphates business located in Huelva (Spain), giving rise to a disposal loss due to the contractual commitments undertaken in this transaction.

•

A tender offer for the purchase of the US dollar-denominated 10.25% senior notes maturing in 2010, initiated on February 1, 2007, resulted in our repurchase of notes representing 98.7% of the principal amount then outstanding. The expense in the 2007 financial statements should include €12 million for the accelerated amortization of issue costs and around €53 million for redemption premiums.

•

Our worldwide Silicones and Sulfuric acid businesses (les Roches site) were sold on January 31, 2007 to Bluestar, resulting in the recognition of a disposal gain in 2007 and the reduction in consolidated net debt of around €325 million.

•

On January 15, 2007, the Board of Directors approved a new bonus share plan for 448 participants (2 x 4,129,500 shares) subject to the conditions governing Rhodia’s performance and the continued employment of the participants.

Critical Accounting Estimates

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

Impairment of Long-lived Assets and Goodwill

We test our goodwill and other intangible assets with indefinite useful lives, as well as property, plant and equipment and intangible assets with finite useful lives for impairment annually, and more frequently if there are indications of a loss in value. To test impairment, we group assets into cash-generating units (CGUs), in accordance with IAS 36 Impairment of assets #. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. For these tests, we compare the net carrying amount with the recoverable amount of the assets. The recoverable amount is the higher of fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows we expect to derive from a cash-generating unit or group of CGUs after taking into account, where necessary, all other relevant information. The discount rate is calculated using the average cost of capital reflecting current market assessments of the time value of money and the risks specific to the assets tested. Our method of accounting for goodwill is described in Note 2.7 to the Consolidated Financial Statements and our method of accounting for impairment of long-lived assets is described in Note 2.9.

Form 20-F 2006 – Rhodia - 38

Back to Contents

The calculation of impairment losses is by its very nature highly sensitive to any changes in the underlying assumptions. The assumptions we make with regard to the future cash flows from these assets are subject to change. This could lead to adjustments to the net book value of these assets in future years.

Deferred Tax Assets

In the course of preparing our Consolidated Financial Statements, we calculate our deferred tax by applying the liability method to each tax entity in the Group. This process involves calculating the temporary differences arising from the differences between the book values and tax bases of assets and liabilities, including tax losses that may be carried forward. Deferred tax assets are recognized when it is probable (i.e. more likely than not) that they will be realized. At December 31, 2006, deferred tax assets amounted to €183 million. See Note 18 to the Consolidated Financial Statements. For further information regarding our recognition of deferred fax assets in the United States in 2006, See Note 9 to our Consolidated Financial Statements.

Our management must make judgments when determining the reliability of deferred tax assets. The chief uncertainty is that we must estimate if, and to what extent, the tax group to which this deferred tax asset belongs will generate taxable income in the future. We make this assessment on the basis of the jurisdiction in question, the period during which the deferred tax asset may be recovered and the tax group’s earnings history. Where actual taxable income differs from these estimates or if these estimates change in future years, the deferred tax assets may need to be adjusted, which would have an impact on our Consolidated Financial Statements and on our results of operations.

Pension, Retirement and Other Post-employment Obligations

We have a large number of pension and retirement plans, including defined benefit pension plans. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Our principal commitments for pension and retirement plans principally relate to employees in the United States, the United Kingdom and France. Rhodia elected to apply the exemption in IFRS 1, First-Time Adoption of International Financial Reporting Standards, which allows for the immediate recognition of actuarial gains and losses relating to past-employment benefits in equity at the date of transition to IFRS (i.e., January 1, 2004). Rhodia’s accounting policy with regard to subsequent changes in actuarial gains and loss is to recognize them in the statement of recognized income and expense in shareholders’ equity. See Note 26 to the Consolidated Financial Statements. Actuarial valuations of these obligations are calculated each year by independent actuaries in most countries. These calculations are based on the probability that the employees will remain with us, on future salary increases, and on a retirement age of between 60 and 65, depending on local conditions and applicable legislation.

The table below sets forth the discount rates and expected long-term rates of return for our French, US and U.K. plans as of the dates indicated.

	As of December 31,
	2006			2005			2004
	France	US	U.K.	France	US	U.K.	France	US	U.K.
Discount rate	4.5%	5.5%	5.1%	4.0%	5.5%	4.9%	5.0%	5.75%	5.8%
Expected long-term rate of return	n/a	7.5%	7.5%	n/a	7.5%	8.0%	n/a	7.5%	8.0%

Defined benefit plans in France are unfunded. The liabilities relating to these employees were calculated at December 31, 2006, taking into consideration applicable regulations and the agreements applicable to the chemical industry in France.

If actual results, in particular discount rates and/or rates of return on plan assets, were to differ from our estimates, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be favorably or unfavorably impacted.

Form 20-F 2006 – Rhodia - 39

Back to Contents

Provisions for Environmental Liabilities

We recognize provisions for environmental risks when there is a legal or constructive obligation that is expected to result in an outflow of resources and can be reliably measured. We measure these provisions to the best of our knowledge of applicable regulations, the nature and extent of the pollution, clean-up techniques and other available information. The estimated future cash flows are discounted in order to take into account market assessments of the time value of money for each geographical area, where the effect is material, using risk and inflation-free interest rates. As of December 31, 2006, our accrued environmental provisions and our contingent environmental liabilities amounted to €207 million and €146 million, respectively. See Note 27 to the Consolidated Financial Statements.

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

Consolidated Results of Operations for 2006 and 2005

We simplified our organizational structure to take effect as of January 1, 2006. Thus, Polyamide now includes the solvents activity of the former Coatis enterprise, and, following the sale of the latex and custom synthesis activities for the pharmaceutical industry, Organics now includes the former Coatis and Rhodia Pharma Solutions enterprises. Finally, our Energy Services business was removed from the “Corporate and Other” in which it had been included previously. Figures for 2005 have been revised based on this new organizational structure in order to facilitate year-to-year comparison.

As part of the strategic refocusing of our business portfolio, we made a number of decisions concerning the disposal of those activities that do not fall within our strategy or which were performing unsatisfactorily. Thus, the European industrial fibers and yarns business belonging to the Polyamide enterprise was sold in 2006. In addition, Silcea’s silicone activity was classified as a “discontinued operation” within the meaning of IFRS 5; the disposal of this activity was completed in early 2007. Financial and other data relating to discontinued operations as defined by IFRS 5 have accordingly been reclassified in the 2005 and 2006 income statements as proceeds of the discontinued operations.

The table below sets forth an analysis of our operating profit for 2006 and 2005:

(in millions of euros)	2006	2005
Net sales	4,810	4,521
Other revenue	451	435
Cost of net sales	(4,261)	(4,139)
Administrative and selling expenses	(518)	(523)
Research and development expenditure	(103)	(104)
Restructuring costs	(21)	(82)
Goodwill impairment
Other operating income/(expenses)	1	(42)
Operating profit/(loss)	359	66

Form 20-F 2006 – Rhodia - 40

Back to Contents

Net sales

Our net sales amounted to €4.810 million in 2006, up 6.4% compared with 2005. Changes in structure (activities that modified the Group’s range of activities but which are not categorized as «discontinued operations» within the meaning of IFRS 5, plus changes in accounting methods) had a negative impact of (1.5)%. Fluctuations in exchange rates had a positive impact of 1.7% during the year, due primarily to the appreciation of the Brazilian real against the euro.

On a basis of a constant Group structure and constant exchange rates, net sales grew due to an increase in volumes sold (responsible for €130 million), increases in selling prices (€219 million), and the negative effect of exchange rates (€(70) million) arising primarily from the transactional impact of the depreciation of the US dollar as compared with the Brazilian real.

The table below sets forth our estimates of the effects of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by enterprise for 2006 and 2005. See “Presentation of Financial and Other Information.”

Evolution of the net sales figure (%)	Net sales 2006	Structure	Exchange rate impact (conversion)	Volume & mix	Selling price	Exchange rate impact (transactions)	Net sales2005
Rhodia	4,810	(69)	79	130	219	(70)	4,521
Polyamide	1,922	(10)	78	102	103	(61)	1,710
Acetow	447	0	4	13	20	0	410
Novecare	936	(33)	(1)	10	27	(2)	935
Silcea	412	(18)	1	17	23	(4)	393
Eco services	230	0	(2)	0	23	0	209
Organics	875	(33)	1	(30)	28	(3)	912
Energy services	25	0	0	25	0	0	0
Corporate & Other (after elimination of inter-company sales)	(37)	25	(2)	(7)	(5)	0	(48)

The tables below sets forth the contribution by enterprise to net sales in 2006 and 2005. See Note 3.2 to the Consolidated Financial Statements for further details.

Net contribution by enterprise to Rhodia’s overall net sales
(in %)	2006	2005
Polyamide	40	38
Acetow	9	9
Novecare	19	21
Silcea	9	9
Eco Services	5	4
Organics	18	20
Energy Services	1	0
Corporate & Other (1)	(1)	(1)
TOTAL	100	100
(1) Includes the net sales of other activities, net sales on behalf of non-Group companies and the elimination of inter-company net sales.

Form 20-F 2006 – Rhodia - 41

Back to Contents

The table below sets forth the contribution by geographic region to total net sales and other revenue in 2006 and 2005. See Note 3.2 to the Consolidated Financial Statements for further details.

(in %)	2006	2005
France	17	19
Rest of Europe	34	33
North America	16	20
South America	15	13
Asia and other countries	18	15
TOTAL	100	100

Net sales and other revenue by geographical area are calculated according to the customers’ geographical location.

Polyamide

Polyamide’s net sales rose 12% to €1,922 million. Currency fluctuations, which resulted mainly from the appreciation of the Brazilian real against the euro, had a positive impact of €78 million.

The increase in net sales at a constant scope and exchange rate was due principally to an increase in volumes (responsible for €102 million) that arose from an increased level of demand throughout the year in the enterprise’s two key activities, intermediates and engineering plastics, and also from an increase in selling prices (€103 million) noted primarily in the intermediates branch, both of which factors offset increases in the costs of raw materials and energy and the negative transactional effect of exchange rate changes €(61)million arising primarily from the depreciation of the US dollar vis-à-vis the Brazilian real.

Acetow

Acetow’s net sales rose 9% to €447 million. Exchange rate fluctuations had a positive impact of €4 million.

The increase in net sales at a constant scope and exchange rate was due principally to an increase in volumes (responsible for €13 million) and increases in selling prices of €20 million, both of which partially offset the increased cost of raw materials and energy. Acetow also benefited from the putting into place at the beginning of 2006 of a foreign currency hedge, which allowed it to avoid the potentially negative effect of the progressive decline of the US dollar as compared with the euro in 2006.

Novecare

Net sales for Novecare were stable in 2006 compared with 2005, at €936 million. The disposal of our silicate operations (which had been conducted from the Nogent site in France) as well as the transfer of the silica oral care line of activity to the Silcea Enterprise resulted in a negative impact of €(33) million from changes in the scope of consolidation.

The increase in net sales at a constant scope and exchange rate was due principally to an increase in volume of €10 million. The phenomenon of increasing selling prices continued throughout the year, for a contribution of €27 million.

Silcea

Silcea has now refocused its activities on silica and rare earths following the sale of its silicone operations to the China National BlueStar Corporation.

Silcea’s net sales rose 4.8% to €412 million. Changes in the company’s structure, caused by the sale of the silicon sealant line of business but mitigated in part by the transfer from Novecare of its silica oral case branch, resulted in the enterprise experiencing a net negative impact of €(18) million from changes in the scope of operations.

The increase in net sales at a constant scope and exchange rate was due principally to an increase in volume relating to the enterprise’s two main businesses, silica and lanthanide, responsible for €17 million, and increases in selling prices, responsible for €23 million, both of which acted to offset increased energy costs.

Form 20-F 2006 – Rhodia - 42

Back to Contents

Eco Services

Eco Service’s net sales rose 10% to achieve €230 million. Fluctuations in exchange rates, resulting from the depreciation of the US dollar compared with the euro, accounted for a slightly negative impact of €(2) million.

The increase in net sales at a constant scope and exchange rate was due principally to increases in selling prices (€23 million) that had been put in place to offset the increased cost of natural gas at the beginning of 2006.

Organics

Net sales by Organics were down (4.1)% at €875 million. The sale of the coolant unit and changes to the methods of accounting applied to sales of certain intermediate products had a negative impact of €(33)million.

Net sales were slightly down at a constant scope and exchange rate. Organics’ strategic priority is to improve its profit margins, and application of this strategy meant that the company ceased certain operations that were insufficiently profitable. Discontinuation of these activities played a role in volumes declining (€(30) million negative impact) but most of this drop was offset by selling price increases (€28 million). Finally, the transactional effect of exchange rate changes amounted to €(3) million.

Energy Services

Energy Services is a Rhodia Group enterprise created on January 1, 2006. Its activities are described in Item 4 “Information about Rhodia”.

Its total net sales for 2006 were €25 million, consisting mainly of €22 million of net sales of Certified Emissions Reduction (CER) credits received in December 2006.

Operating expenses

The following table shows financial data relating to our operating expenses for the periods ending December 31, 2005 and December 31, 2006:

(in millions of euros)	At December 31,
	2006	2005	% change
Cost of net sales	(4,261)	(4,139)	2.9%
Administrative and selling expenses	(518)	(523)	(1)%
Research and development expenditure	(103)	(104)	(1)%
Restructuring costs	(21)	(82)	(74.4%)
Other operating income/(expenses)	1	(42)	-
TOTAL	(4,902)	(4,890)	0.2%

Cost of net sales

Cost of net sales increased by €122 million, an increase of 2.9%, rising from €4,139 million in 2005 to €4,261 million in 2006.

This variation arises from the three following factors:

•

the benefit of the net positive effect on the Group evaluated at €43 million resulting primarily from the sale of the silicon sealant and Silicate operations (the Nogent, France site);

•

the effect of unfavorable conversion rates, valued at €68 million, relating to the appreciation of the Brazilian real against the euro; and

•

an increase of €97 million in variable costs, which was due principally to increases in the costs of raw materials and energy.

Form 20-F 2006 – Rhodia - 43

Back to Contents

Administrative and selling expenses

Administrative and selling expenses were down slightly, by €5 million as compared with 2005. This decline was due principally to the net positive effect on the Group of the sale of the silicon sealant line, though this was partially offset by the effect of unfavorable conversion rates tied primarily to the appreciation of the Brazilian real against the euro (responsible for €(6) million).

Research and development expenditures

Research and development expenditures remained stable at €103 million in 2006, as compared with €104 million in 2005.

Restructuring costs

Restructuring and reorganization measures continued in 2006. Their total cost in 2006 was €21 million, as compared with €82 million in 2005, when important restructuring programs were implemented. The measures undertaken in 2006 were primarily designed to complement the plans already underway since the end of 2003, but they also included certain new measures aimed at improving administrative productivity.

Note 27.3 to the Consolidated Financial Statements provides detailed information about restructuring costs.

Other operating income and expenses

Other operating income was €1 million in 2006, as compared with other operating expenses of €(42) million in 2005.

Of the capital gains and losses recorded in 2006, €27 million corresponds to sale of 50% of the shares of Orbeo to Société Générale Energie, a wholly-owned subsidiary of Société Générale. Orbeo sells credits issued in the context of the greenhouse gas reduction programs developed by Rhodia. In 2005, the increases and decreases in value recognized for accounting purposes related principally to the following transfers: coolant operations to the United Kingdom and Mastic Etanchéité Europe and distribution subsidiaries to the Middle East. Expenses relating to environmental issues are analyzed in Note 27.4 to the Consolidated Financial Statements. They accounted for €(4) million in 2006, compared with €(27) million in 2005.

The remaining items under other operating income and expenses for 2006 consisted primarily of provisions relating to accounts receivable.

See Note 7 to the Consolidated Financial Statements for further information.

Operating profit/(loss)

Rhodia’s operating profits amounted to €359 million in 2006, compared with €66 million in 2005, an increase of €293 million.

This strong increase was due principally to rises in selling prices totaling €207 million. This more than offset the negative impact of €(101) million resulting from increases in raw material and energy costs as well as the negative impact of €(66) million arising from the effects of currency conversions on price. 2006 was a strong year for volumes, which was responsible for a net positive effect of €97 million compared with 2005. Lastly, the continuation of our efforts to reduce fixed costs resulted in gross savings €66 million compared with 2005. This offset the inflation experienced in our fixed costs in the amount of €(40) million, for an overall savings and positive effect of €26 million on operating profit.

Form 20-F 2006 – Rhodia - 44

Back to Contents

The improvement was also due to:

•

a €15 million decrease in depreciation and amortization charges, which went from €315 million in 2005 to €300 million in 2006. This drop resulted from the disposal of the Group’s silicon sealant, silicate, and coolant activities;

•

a €4 million decrease in the loss of value recognized for accounting purposes in 2006 as compared with 2005;

•

a €61 million reduction in restructuring costs; and

•

a €43 million improvement in other operating income and expenses.

Polyamide

Polyamide’s operating profits for 2006 were €172 million as compared with €135 million in 2005, or an increase of €37 million.

This increase was due mainly to:

•

sharp rises in selling prices totaling €98 million. This more than made up for the negative impact of €(37) million resulting from increases in raw material and energy costs as well as the negative impact of €(58) million arising from the effects of currency conversions on price;

•

favorable market conditions, especially in the nylon intermediates and engineered plastics sectors, as well as rising demand in Asia and Latin America. The company thus saw a strong increase in its volumes, which was responsible for a positive impact of €45 million in 2006. Given the strong level of activity and the starting up of new production facilities, fixed costs had a negative impact of €(8) million;

•

an increase of €10 million in other operating expenses, corresponding to provisions for depreciation in the value of accounts receivable; and

•

a €7 million decrease in the restructuring expenditures, not counting depreciation and amortization charges and loss of value.

Acetow

The operating profits for Acetow were €78 million in 2006, compared with €65 million in 2005, or an increase of €13 million.

The increase in selling prices had a positive impact of €19 million, which more than made up for the negative impact of €(14) million caused by increases in raw material and energy costs. Increased volumes were responsible for another positive impact of €2 million. Operating profits also benefited from a foreign currency hedge put in place at the start of the year in order to limit the potentially negative consequences of a depreciation of the US dollar as compared with the euro.

In addition, depreciation and amortization charges declined €4 million in 2006 compared with 2005.

Novecare

Novecare saw operating profits of €76 million in 2006 as compared with €53 million in 2005, namely an increase of €23 million.

This increase is primarily the result of increased selling prices, which accounted for a positive impact of €26 million and which more than offset the negative effect of €(23) million from increases in the cost of raw materials and energy, as well as the negative currency conversion impact on selling prices of €(2) million. In addition, in 2006 Novecare continued its program aimed at reducing its fixed expenses, resulting in savings of €16 million.

Restructuring costs decreased €10 million as compared with 2005. During 2005 Novecare implemented significant restructuring initiatives, and in 2006 they permitted the company to reduce significantly its fixed costs.

Silcea

Silcea’s operating profits in 2006 were €33 million, which represents an increase of €31 million over 2005’s operating profit of €2 million.

This improvement resulted principally from increased selling prices, which were responsible a positive impact of €21 million and which more than offset the negative impact of €(13) million attributable to increases in the cost of raw materials and the negative impact of €(3) million caused by the effect of currency conversion on selling prices. Silcea also benefited from increasing demand in the high performance tire sector, by growth in the auto catalysis market, and by growing demand for highly technical products on the electronics market. Increased volumes in these fields had a positive impact of €11 million.

Changes in the enterprise structure had a positive impact of €10 million, due to the loss in value recognized in 2005 relating to the sale of the silicon sealant activity.

Other operating revenues increased €3 million, restructuring costs decreased €2 million, and depreciation and amortization charges decreased €2 million.

Form 20-F 2006 – Rhodia - 45

Back to Contents

Eco Services

The operating profits of Eco Services were €58 million in 2006, compared with €36 million in 2005, representing an increase of €22 million.

The majority of this growth comes from increased selling prices, which were responsible for €20 million, and from a small growth in volumes (€3 million). In 2006, Eco Services was able to take advantage of selling price indexing with certain of its clients. This mechanism provides for selling prices to be adjusted as a function of the evolving price of natural gas, although there is a delay before the price adjustments are applied. In a context of progressively decreasing natural gas prices in the United States since the end of 2005, the company has benefited from the delay in the application of selling price adjustments.

Organics

Organics operating profits were significantly improved in 2006, attaining €31 million, which is to be compared with the loss of €(23) million experienced in 2005.

This sharp improvement was due principally to a very significant reduction in fixed costs, in the amount of €47 million, which followed the restructurings and reorganizations underway at the company. In addition, the improvement represents the effects of the company’s plans targeting improved industrial reliability. Moreover, selling price increases made a positive contribution, in the amount of €26 million, and this more than offset the increased costs of raw materials and energy, which had a combined negative impact of €(15) million, and the negative effect of currency conversion on selling prices, which was responsible for €(3) million. With the goal of improving its profit margins, Organics discontinued certain lines of activity that were insufficiently profitable; this led to a drop-off of volumes amounting to €(5) million.

The improvement was also due to:

•

the non-reoccurrence in 2006 of the negative effect of changes in group structure that had been experienced in 2005 primarily as a result of the sale of the coolants line, which accounted for €(28) million in 2005, and from transfers among enterprises;

•

the decrease of €16 million in depreciation and amortization charges, half of which comes from the effect in 2005 of a loss of asset value in the amount of €8 million and from the end of depreciation of certain assets;

•

the decrease of €9 million in restructuring costs as compared with 2005, which was the year during which Organics implemented important restructuring programs that allowed the company to make significant reductions in its fixed costs in 2006.

Energy Services

In 2006, the operating profits of Energy Services rose €63 million to €76 million, up from the €13 million achieved in 2005.

This increase is primarily attributable to:

•

volumes responsible for €31 million, arising primarily from the sale of Certified Emissions Reduction (CER) credits received in December 2006 and also from an increase in traditional activities connected with reducing the costs of access to energy;

•

an exceptional gain of €27 million, linked to the sale of 50% of the shares of Orbeo to Société Générale Energie, a wholly-owned subsidiary of Société Générale. Among other operations, Orbeo sells credits issued in the context of the greenhouse gas reduction programs developed by Rhodia.

The fixed costs of Energy Services rose and represent a negative impact of €(4) million. This increase is due to the putting into place of the organizational structure of this new company.

Form 20-F 2006 – Rhodia - 46

Back to Contents

Net finance costs

Net finance costs amounted to €315 million in 2006, compared with €363 million in 2005, and €328 million in 2004. These amounts take into account the finance costs of pension obligations and other similar benefits, minus the expected return on the invested assets for a total of €34 million in 2004, €43 million in 2005, and €28 million in 2006.

In 2006, costs of €7 million relating to the discounting of environmental provisions were taken into account, compared with €12 million in 2005. These costs relate primarily to long-term environmental provisions established at the end of 2004.

In 2006, gross interest expense on borrowings declined due to the partial early redemption of high yield notes in January 2006 from funds raised during the December 2005 capital increase (see Note 8 to the Consolidated Financial Statements).

The remaining finance costs are principally related to refinancing activities.

Finance costs in 2006 included €70 million in redemption premiums related to the early repayment of €720 million and $197 million of high yield notes, as well as €7 million of accelerated amortization of issue costs and high yield note premiums relating to the redeemed portion of the notes.

In 2005, finance costs included €79 million of costs relating to Group refinancing activities, broken down as follows: €39 million relating to redemption premiums for the early repayment of €128 million and $310 million of high yield notes; €15 million of accelerated amortization of the issue costs for the high yield notes, relating to the repaid portion of the notes; €17 million of accelerated amortization of the costs of putting into place the mid-term line of credit (RFA), following the setting up of a new syndicated line of credit (RCF) on June 17, 2005; and, finally, €8 million relating to the redemption premium relating to early repayment of the EMTN notes maturing in 2006.

Foreign exchange gains or losses

In 2005 and 2006, foreign exchange gains or losses consisted essentially of gains and losses on unhedged US dollar-denominated high yield notes.

Income tax expense

In 2006, the Group recognized an income tax benefit of €57 million, compared with income tax expense of €53 million recorded in 2005.

This benefit resulted primarily from an income tax asset recognized in the United States in 2006 for a net amount of €84 million. This included €99 million related to the recognition of previously unrecognized deferred tax assets whose recovery during future years was first considered probable in 2006. Current income tax expense amounted to €40 million in 2006.

In 2005, the income tax expense was made up of a current tax expense of €21 million and of a deferred tax expense of €32 million, the latter of which consisted mainly of a €(24) million write-off of the deferred tax assets of the UK tax group existing at the beginning of the year due to new tax losses incurred during the year.

Form 20-F 2006 – Rhodia - 47

Back to Contents

Loss from discontinued operations

Our losses from discontinued operations amounted to €45 million in 2006 compared with €196 million in 2005.

The principal activities classified under discontinued operations are described above in “— Certain Factors Affecting Our Financial Condition and Results of Operations - Discontinued Operations”.

Minority interests

Minority interests amounted to €4 million in 2006 compared with €1 million in 2005.

Net income (loss) attributable to the equity holders of Rhodia

The net income attributable to equity holders of Rhodia amounted to €62 million, compared with a net loss of €(616) million in 2005, including income from continuing operations of €111 million compared with a loss of €(419) million in 2005, and loss from discontinued operations of €(45) million compared with €(196) million in 2005.

Consolidated Results of Operations for 2005 and 2004

The table below sets forth an analysis of our operating profit and loss for the years ended December 31, 2005 and 2004:

(in millions of euros)	2005	2004
Net sales	4,521	4,184
Other revenue	435	424
Cost of net sales	(4,139)	(3,941)
Administrative and selling expenses	(523)	(455)
Research and development expenditure	(104)	(116)
Restructuring costs	(82)	(168)
Goodwill impairment	-	(18)
Other operating income/(expenses)	(42)	(47)
Operating profit/(loss)	66	(135)

Net sales

Our net sales amounted to €4,521 million in 2005, up 8.1% compared with 2004, primarily due to the increase in the net sales of Polyamide and, to a lesser extent, Silcea. The growth in our net sales in 2005 was driven essentially by selling price increases, partially offset by the impact of currency fluctuations. These fluctuations were essentially due to the appreciation of the Brazilian real against the euro. Demand levels remained generally favorable throughout 2005, except in the phosphorous derivatives and adipic acid markets. The negative impact of changes in the scope of continuing operations were not significant.

Form 20-F 2006 – Rhodia - 48

Back to Contents

The table below set forth the contribution by enterprise to total net sales in 2005 and 2004:

Net contribution to Rhodia net sales by business
(as %)	2005	2004
Polyamide	38	35
Acetow	9	9
Novecare	21	22
Silcea	9	10
Eco Services	4	5
Organics	20	20
Corporate and Other (1)	(1)	(1)
TOTAL	100	100
(1) Includes the net sales of other activities, net sales on behalf of non-Group companies and the elimination of inter-company net sales.

The table set forth the contribution by geographic region to total net sales and other revenue in 2005 and 2004. See Note 3.2 to the Consolidated Financial Statements for further details.

(as %)	2005	2004
France	19	16
Rest of Europe	33	37
North America	20	19
South America	13	13
Asia and other countries	15	15
TOTAL	100	100

Net sales and other revenue by geographical area is calculated according to the customer’s geographical location.

Polyamide

Polyamide net sales rose 16% to €1,710 million. Currency fluctuations had a significant impact due, in particular, to the appreciation of the Brazilian real against the euro, as did price increases.

The campaign launched in the second half of 2004 to offset increased raw material costs was successfully maintained in 2005. Volume trends in engineering plastics and polyamide intermediates remained satisfactory. A flood at our Emmenbrücke (Switzerland) plant and the withdrawal from the bulk continuous filament carpets market following the closure of our Arras plant led to a slight decline in volumes.

Acetow

Acetow net sales rose 4% to €410 million, mainly due to a currency translation difference of €8 million. Volumes had a 1.7% positive impact. Local currency selling prices increased, but did not offset the negative impact of currency fluctuations. In 2004, we benefited from a more favorable US dollar hedge on export net sales than in 2005.

Novecare

Novecare net sales rose slightly by 1% in 2005 to amount to €935 million. The change in the scope of continuing operations had a negative impact of €42 million, mainly due to disposed businesses not qualified as a discontinued operation. The impact of currency fluctuations represented €2 million.

The price increase strategy was sustained throughout the year, representing €62 million in net sales, and offset the rising raw material costs. Novecare benefited from the launch of new products. However, the hurricanes that devastated the US in the second half of the year had a negative impact on the oil fields chemicals business. In addition, volumes declined in the phosphorus derivatives business. These factors had a negative impact of €15 million on volumes.

Form 20-F 2006 – Rhodia - 49

Back to Contents

Silcea

Silcea net sales slightly decreased to €393 million. Selling prices were raised across all businesses, partially offsetting the increase in raw material and energy costs. Changes in the scope of continuing operations had a negative impact due to the sale of the sealant business.

Eco Services

Eco Services net sales rose 4% to €209 million, as a result of price increases instituted to offset rising energy costs.

Organics

In 2005, Organics net sales increased by 7% to €912 million. Changes in the scope of continuing operations and currency fluctuations contributed slightly to the increase of net sales.

The impact of price increases, particularly for the diphenol product line substantially offset the negative impact of the decline in volumes following the enterprises’ decision to refocus on three main product lines.

Operating expenses

The following table shows financial data relating to our operating expenses for 2005 and 2004:

(in millions of euros)	For the years ended
	2005	2004	% change
Cost of net sales	(4,139)	(3,941)	5.0
Administrative and selling expenses	(523)	(455)	14.9
Research and development expenditure	(104)	(116)	(10.3)
Restructuring costs	(82)	(168)	(51.2
Goodwill impairment	–	(16)
Other operating income/(expenses)	(42)	(47)	(10.6)
TOTAL	(4,890)	(4,743)	3.1

Cost of net sales

Cost of net sales increased by €198 million from €3,941 million in 2004 to €4,139 million in 2005. This significant cost increase reflects oil derivatives, particularly benzene, benzene derivatives and natural gas price trends.

Administrative and selling expenses

Administrative and selling expenses rose by €68 million compared with 2004 mainly due to the following factors:

•

the appreciation of the Brazilian real by 20% against the euro;

•

the costs of implementing the global project to improve central information systems. This project is a key factor in improving our performance and efficiency;

•

Sarbanes-Oxley project costs.

Research and development expenditure

Research and development expenditure fell €12 million due to measures to optimize R&D organization and efficiency.

Form 20-F 2006 – Rhodia - 50

Back to Contents

Restructuring costs

Restructuring and reorganization measures continued in 2005, totaling €82 million, and mainly involved industrial streamlining programs and operating performance improvement plans. This should be compared with the €168 million cost incurred in 2004, the first year of our recovery plan initiated in October 2003.

The new measures in 2005 essentially corresponded to the following:

In France

•

closure of a textile production site in Arras at Polyamide;

•

“horizon” project in order to reorganize our industrial platform in Pont-de-Claix (Isère) at Coatis;

•

productivity measures on the Saint-Fons site (Rhône) at Silcea.

Abroad

•

closure of unprofitable production sites and productivity measures for site support functions on the Oldbury site (UK), the main production site for Performance products in the European Phosphorus and Derivatives segment at Novecare;

•

productivity measures within the marketing, commercial and industrial teams at Novecare.

Other operating income and expenses

Other operating income and expenses dropped by 10.6%, as a result of a decrease in environment-related expenses from €69 million in 2004 to €27 million in 2005.

Operating profit/(loss)

Operating profit amounted to €66 million in 2005, compared with a loss of €135 million in 2004, an increase of €201 million.

•

This improvement results mainly from the rise in selling prices which more than offset the increase in raw material and energy prices. The impact of the increase in selling prices (net of the impact of exchange rate fluctuations), offset increases in the costs of goods sold primarily related to raw material and energy price increases. In addition, the rise in volumes had a favorable impact compared with the previous year. Finally, we pursued our fixed cost-cutting measures. However, a percentage of these savings was offset by the impact of inflation on fixed costs and the increase in project costs and other items.

•

The substantial decline in restructuring costs from €168 million in 2004 to €82 million in 2005 as discussed above in “—Restructuring costs”.

•

A decrease in depreciation and amortization charges from €446 million in 2004 to €323 million in 2005 (excluding impairment of assets relating to restructuring operations).

•

A slight decline in other operating income and expenses from €(47) million in 2004 to €(42) million in 2005.

Polyamide

Operating profit amounted to €135 million compared with €78 million in 2004, an increase of €57 million. This results mainly from the rise in selling prices, which more than offset the increase in raw material and energy prices. The demand for engineering plastics and polyamide intermediates was stable throughout the year. As the demand for polyamide 6.6 outweighed supply, strong pricing power was maintained and was largely sufficient to compensate for increases in raw material costs. The adipic acid market encountered a difficult year due to the start-up of a new rival production unit in China and contributed to a small decline in volumes. Finally, Polyamide pursued its fixed cost-cutting measures. Depreciation and amortization charges declined. The Brazilian real appreciated against the euro and had positive impact on operating profit.

Form 20-F 2006 – Rhodia - 51

Back to Contents

Acetow

Operating profit amounted to €65 million in 2005, compared with €74 million in 2004, a decrease of €9 million. The performance of Acetow slightly deteriorated during the year, despite an increase in volumes. The negative net impact on operating profit of the increase in local currency selling prices amounted to €4 million due to the negative impact of exchange rate fluctuations. Local currency price increases were insufficient to offset the €17 million rise in raw material and energy prices. Finally, Acetow pursued its fixed cost-cutting measures with net savings of €5 million in 2005 compared with 2004.

Novecare

Operating profit fell 27% to €53 million in 2005, compared with €72 million in 2004. This decline is despite price increases of €59 million in order to offset the €57 million rise in raw material costs, the decline reflected the lower volumes sold by phosphorous derivatives and the volume losses of oil field chemical products, mainly in the third quarter due to the hurricanes in the US Novecare pursued fixed cost-cutting measures in 2005 compared with 2004; however, these savings were more than offset by the impact of inflation on fixed costs and the increase in other non-recurring items. The negative net impact on fixed costs amounted to €2 million. The €8 million increase in restructuring costs compared with 2004 relating to the reorganization plans mainly concerning the restructuring of the management team and the improvement in the productivity of one production site.

Silcea

Operating profit amounted to €2 million in 2005, compared with €24 million in 2004, a decline of €22 million. The decline in operating profit was mainly due to the impact of the disposal of the silicones sealant business which did not qualify for discontinued operations treatment under IFRS 5 resulting in both a small negative scope effect and a capital loss on disposal. In the remaining businesses Silica Systems and Rare Earths selling prices were raised to offset the increase in raw material and energy costs.

Eco Services

Operating profit amounted to €36 million in 2005, compared with €35 million in 2004, an increase of €1 million. Selling price increases offset rising natural gas prices, particularly due to the contractual indexing formulas set up with Eco Services’ main customers.

Organics

In 2005, Organics experienced a strong improvement in operating profit, with an operating loss of €23 million, compared with an operating loss of €176 million in 2004. All activities in Organics increased prices to offset rises in raw material and energy costs. Volumes rose overall due to improved reliability in the Pont de Claix plant. Organics continued to benefit from the fixed cost-cutting measures initiated in 2003. The following were also factors; the substantial decline in restructuring costs; a significant decline in depreciation and amortization charges (excluding asset impairment relating to restructuring operations); and the sharp rise in other operating income and expenses due to the gain recognized in 2005 on the disposal of the Coolants activity in the UK.

Net finance costs

Net finance costs amounted to €363 million in 2005, compared with €328 million in 2004. The increase in finance costs in 2005 was mainly due to the rise in costs from €60 million to €79 million of our refinancing transactions, which break down as follows:

•

€39 million in respect of the premium paid for the early redemption of €128 million and $310 million of high yield notes;

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

Form 20-F 2006 – Rhodia - 52

Back to Contents

Foreign exchange gains or losses

A foreign exchange loss of €69 million was recognized in 2005, compared with a foreign exchange gain of €68 million in 2004. The loss stemmed mainly from the appreciation of the US dollar against the euro at the end of 2005, resulting in unrealized losses on unhedged US dollar-denominated debt.

Share of profit of associates

Our share in the profit of associates in 2005 was zero, compared with a €3 million share in profit in 2004.

Income tax expense

Income tax expense for 2005 amounted to €53 million, compared with €98 million in 2004. In 2005, the income tax expense comprised a current tax expense of €21 million and a deferred tax expense of €32 million, mainly including a €24 million impairment loss for the deferred tax assets of the UK tax group existing at the beginning of the year due to new tax losses incurred during the year.

In 2004, the income tax expense took into account the probability of recovering the deferred tax assets of the UK tax group, resulting in the recognition of an impairment loss in the amount of €61 million.

Losses from discontinued operations

Our losses from discontinued operations amounted to €196 million in 2005 and €142 million in 2004.

The principal activities classified under discontinued operations are described above in “— Certain Factors Affecting Our Financial Condition and Results of Operations - Discontinued Operations”.

Minority interests

Minority interests amounted to €1 million in 2005 compared with €9 million in 2004.

Net loss attributable to the equity holders of Rhodia SA

The net loss attributable to equity holders of Rhodia SA amounted to €616 million in 2005, compared with a €641 million loss in 2004, including losses from continuing operations of €419 million in 2005 compared with €490 million in 2004, and losses from discontinued operations of €196 million compared with €142 million in 2004.

Consolidated Balance Sheet for 2006, 2005 and 2004

Working capital

Operating working capital (defined as trade accounts receivable plus inventories less trade accounts payable) amounted to €662 million at December 31, 2006, compared with €670 million at December 31, 2005 and €720 million at December 31, 2004. The ratio of operating working capital needs to net sales was 12.3% at the end of 2006 compared with 10.8% at the end of 2005 and 12.5% at the end of 2004.

Form 20-F 2006 – Rhodia - 53

Back to Contents

Consolidated net debt

At December 31, 2006, long-term financial debt amounted to €2,022 million, while short-term financial debt (short-term borrowings plus the short-term portion of long-term debt) amounted to €413 million.

Consolidated net debt (defined as non-current and current borrowings less cash and cash equivalents and other current financial assets) was reduced by €140 million in 2006 to €1,949 million at December 31, 2006, compared with €2,089 million at December 31, 2005 and €2,354 million at December 31, 2004.

This reduction in consolidated net debt was due principally to: net cash from operating activities, in the amount of €102 million, (including €80 million of restructuring-related expenses); asset disposals completed during the year in the amount of €140 million; the reclassification of the debt of Silicones as a liability to be disposed of in the amount of €88 million; a positive translation effect of €75 million; and an employee offering for €36 million. This generation of cash from operating activities was not sufficient to cover capital expenditures, which amounted to €311 million.

The decrease in consolidated net debt in 2005 was essentially due to the capital increase carried out on December 20, 2005 for a net amount of €576 million

Retirement benefits and similar obligations

Our obligations were measured at December 31, 2006 in accordance with amended IAS 19 Employee Benefits. Retirement obligations include retirement payments, including complementary retirement programs and early retirement payments, severance pay, and the like. Other benefits granted to employees are mainly comprised of bonuses related to employee seniority in France, the US and the UK. Non-current obligations recognized as liabilities in the balance sheet amounted to €1,227 million at December 31, 2006, compared with €1,269 million at December 31, 2005. A detailed description of the analysis of retirement benefits and similar obligations is presented in Note 26 to the Consolidated Financial Statements.

Provisions

Provisions classified as non-current liabilities amounted to €306 million at December 31, 2006, compared with €297 million at December 31, 2005 and €216 million at December 31, 2004.

These provisions break down by type as follows:

•

restructuring provisions, covering employee expenses and site closure costs;

•

environmental provisions. We periodically assess our environmental liabilities and future possible remediation measures. The provision is calculated based on future discounted cash flows; and

•

other provisions.

Restructuring provisions are analyzed in detail in Note 27.3 to the Consolidated Financial Statements and environmental provisions are discussed in Note 27.4 to the Consolidated Financial Statements.

Other non-current liabilities

Other non-current liabilities amounted to €43 million at December 31, 2006, compared with €46 million at December 31, 2005 and €51 million at December 31, 2004.

Form 20-F 2006 – Rhodia - 54

Back to Contents

Shareholders’ equity

Shareholders’ equity was negative in the amount of €(628) million at December 31, 2006, compared with a negative amounts of €(666) million at December 31, 2005 and €(521) million at December 31, 2004.

On June 30, 2006, we issued 27,469,633 new shares for cash, as well as 215,193 stock purchase warrants intended for employees of the Group’s subsidiaries based in Germany. The gross proceeds of the issuance were €37 million. The new shares were issued at a price per share of €1.35 (€1.59 for the Group’s employees based in Germany), with a per share premium of €0.35 (€0.59 for the employees of Group companies located in Germany). The new shares were entitled to full rights as from January 1, 2006. The expenses associated with the transaction, which amounted to €1.2 million, were deducted from the share premium.

The stock purchase warrants were issued without consideration, and each gives the right to purchase a new share for the price of €1.59. The warrants are exercisable until July 1, 2011.

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

At December 31, 2006, the share capital consisted of 1,204,186,174 shares.

Consolidated Statement of Cash Flows

The table below sets forth our consolidated cash flows for 2006, 2005 and 2004.

(in millions of euros)	2006	2005	2004
Net income (loss)	62	(616)	(641)
Operating income before changes in working capital	244	210	105
Net cash from operating activities	102	138	7
Net cash from investing activities	(170)	(211)	297
Net cash from financing activities	(376)	343	(486)
Effect of foreign exchange rate changes	(9)	38	(4)
Net increase/(decrease) in cash and cash equivalents	(453)	308	(186)

Net cash from operating activities

Net cash from operating activities amounted to €102 million in 2006, €138 million in 2005 and €7 million in 2004.

This performance is due in part to the €34 million increase in the net cash from operating activities before changes in working capital, which rose from €210 million in 2005 to €244 million in 2006, and also in part to an increase in changes in working capital, which went from an increase of €72 million in 2005 to an increase of €142 million in 2006. The increase in the working capital requirements was principally due to the non-repetition of 2005’s performance in terms of inventory management. Inventory had fallen to a record low at the end of 2005.

Net cash from investing activities

Net cash from investing activities accounted for an outflow of €170 million in 2006, as compared with an outflow of €211 million in 2005 and an inflow of €297 million in 2004.

Form 20-F 2006 – Rhodia - 55

Back to Contents

The factors behind this reduction of €41 million were:

•

an increase of €9 million in acquisitions of property, plant, and equipment and of €16 million in acquisitions of other assets of a non-recurring nature (in particular, capitalized development expenditures went from €13 million in 2005 to €23 million in 2006);

•

a strong increase of €89 million in income realized from the disposal of assets, which amounted to €140 million in 2006, as compared with €51 million in 2005. In 2006, we completed in particular the disposal of our latex operations to Hexion Specialty Chemicals Inc, of our development and custom synthesis for the pharmaceutical industry business to Shasun Chemicals & Drug Ltd., and of our European industrial fibers and yarns business to Butler Capital Partners;

•

a decrease of €23 million in repayment of loans and financial investments, which had generated a positive cash flow of €24 million in 2005 compared with €1 million in 2006.

The €508 million change in 2005 arose from:

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

Net cash from financing activities

Net cash from financing activities resulted in an outflow €376 million in 2006, compared with a €343 million inflow in 2005 and a €486 million outflow in 2004.

This strong drop in financing cash came mainly from:

•

a decrease in the amount of funds raised by share capital increases. The December 20, 2005 transaction, which raised €576 million exclusive of costs, exceeded the June 30, 2006 transaction by €540 million, as the latter operation raised only €36 million exclusive of costs; and

•

higher repayments in 2006 of loans and non-current borrowings. In 2006 we continued repaying outstanding debt securities (principally high yield notes) in a total amount of €1,402 million, compared with repayments of loans and non-current borrowing of €1,285 million in 2005. At the same time, only €94 million of current financing was reimbursed, compared with €176 million of reimbursements in 2005.

This increase in financing resources in 2005 stemmed in particular from:

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

Capital expenditure

Capital expenditure (purchases of property, plant and equipment, purchases of other capitalized assets, and variation of capital expenditure providers) amounted to €311 million in 2006. These capital expenditures consisted principally of acquisitions of property, plant and equipment for an amount of €278 million less the variation of capital expenditure providers for an amount of €15 million. Acquisitions of other intangible assets amounted to €48 million, and related principally to software acquisition and installation costs and development costs.

Form 20-F 2006 – Rhodia - 56

Back to Contents

62% of the costs incurred for the acquisition of property, plant and equipment and intangible assets related to assets located in Europe. This amount includes in particular investments in computer systems made in Europe and deployed on a worldwide basis, and R&D investments.

Capital expenditure in 2006 can be broken down as follows:

•

Approximately half is dedicated to the development of the Group’s activities.

Projects in Asia represented 70% of development expenditures, including principally:

•

the construction of a diphenol unit in Zhenjiang (China);

•

the construction of a polymerazation unit at our Onsan (South Korea) site;

•

the construction of an engineering plastics unit in Shanghai (China).

The principal European projects are:

•

the Tow cube packaging patented by Rhodia Acetow;

•

production capacity increases for Rhodia Silcea and Rhodia Organics.

•

The other half related to capital expenditures for the maintenance of our productive assets.

Capital expenditure for 2007 is expected to amount to approximately €330 million.

Liquidity and Capital Resources

Debt refinancing

As a result of our previous refinancing, and our issuance of €1,100 million in high yield notes due 2013, which permitted us to refinance in part our notes due 2010, we believe that we can meet our liquidity requirements for at least the next twelve months.

Our capacity to repay and/or refinance our debts at maturity will depend on our ability to generate positive operating cash flows and on certain key external factors (the prices of raw materials and exchange and interest rates) that may significantly influence our financial and operating situation. See Note 25 to the Consolidated Financial Statements.

Capital increase

In 2006 we completed an employee share offering.

On June 30, 2006, we issued 27,469,633 new shares for cash, as well as 215,193 stock purchase warrants intended for employees of the Group’s subsidiaries based in Germany. The gross proceeds of the issuance were €37 million. The new shares were issued at a price per share of €1.35 (€1.59 for the Group’s employees based in Germany), with a per share premium of €0.35 (€0.59 for the employees of Group companies located in Germany). The new shares were entitled to full rights as from January 1, 2006. The expenses associated with the transaction, which amounted to €1.2 million, were deducted from the share premium.

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

Form 20-F 2006 – Rhodia - 57

Back to Contents

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

The RCF contains clauses that require us to comply with certain financial ratios, early repayment clauses and mandatory repayment clauses. These obligations are described in Note 24.1 to the Consolidated Financial Statements. At and prior to December 31, 2006, we have complied with all applicable financial covenants related to the RCF.

We are currently negotiating a new revolving credit facility to replace the RCF.

High yield notes

Using €576 million of net proceeds from our December 2005 capital increases on January 24, 2006, we completed the early redemption of a portion of our high yield notes as follows:

•

the maximum authorized nominal amount, i.e., 35% of the nominal amount of our euro-denominated Senior 10.50% Notes and our dollar-denominated Senior 10.25% Notes, both maturing in 2010;

•

21.6% of the nominal value of the euro-denominated Senior Subordinated 9.25% Notes and our dollar-denominated Senior Subordinated 8.875% Notes, both maturing in 2011.

The principal amounts reimbursed amounted to $310 million and €128 million. The early redemption resulted in the payment of a redemption premium in a total amount of approximately €39 million. Because an irrevocable redemption notice was issued in December 2005, the notes reimbursed and the related premium were accounted for as current borrowing at December 31, 2005.

We continued the refinancing of our outstanding debt securities in October 2006 through (i) the issuance of €1,100 million high yield notes due October 15, 2013, bearing interest at 3 month Euribor plus 2.75% and (ii) the early repurchase of the following notes:

•

99.4% of the outstanding principal amount of our euro-denominated 10.5% Senior Notes due 2010 that remained outstanding after the early redemption of January 24, 2006;

•

86.1% of the outstanding principal amount of our euro-denominated 8% Senior Notes due 2010;

•

99.5% of the outstanding principal amount of our dollar-denominated 7.625% Senior Notes due 2010.

The total principal amount repurchased amounted to $197 million and €720 million, together with a premium of €70 million. The transaction allowed us to extend our maturity profile, provided us greater flexibility, in particular with the possibility of repurchasing the new high yield debt issuance following the one-year anniversary of its issuance, and reduced our interest expenses.

Form 20-F 2006 – Rhodia - 58

Back to Contents

Finance leases

In 2006, finance lease debts decreased by €106 million, due principally to the reclassification of debts of subsidiaries in the process of being disposed into liabilities held for disposal, for a total amount of €91 million.

European medium-term notes (EMTN) program

On the maturity date, we redeemed the balance of the notes issued as part of the EMTN program earning interest at the rate of 6%, maturing in May 2006 in the principal amount of €54 million.

On March 18, 2005, we closed the early redemption of Notes issued in connection with the EMTN program bearing interest at the rate of 6% and maturing in March 2006 in the principal amount of €300 million. At the end of the offer, the principal amount of the Notes we redeemed amounted to approximately €246 million and the principal amount of the Notes remaining in circulation amounted to approximately €54 million. The early redemption premium amounted to approximately €8 million.

Asset securitization programs

We and certain of our subsidiaries have entered into multi-year asset securitization agreements and assignment of trade receivables agreements pursuant to which they sell their uncollected trade receivables on a monthly or quarterly basis to financial institutions. These sales are performed either on a recourse basis or directly to special purpose entities controlled by Rhodia which retains the risks and rewards incident to the ownership of the disposed assets. As a result, these receivables appear on our balance sheet.

We arranged two securitization programs in 2005 one in Europe and the other in North America. The pan-European securitization program signed with Calyon in December 2004 and in place since January 2005 replaced the former securitization programs in Europe. The financing available under this securitization program amounted to €242 million and £22 million. In November 2005, a North American securitization program in the amount of $100 million was signed and set up with HSBC to replace the existing program that matured in January 2006.

Neither of the two European and North American securitization programs contain financial covenants based on Rhodia’s financial performance. They do, however, provide for cross‑acceleration upon the acceleration of debt incurred under the Revolving Credit Facility or any other debt of Rhodia in an amount in excess of €10 million. The pan-European program also provides for cross acceleration in the event of enforcement of security provided by Rhodia S.A. to the lenders under the Revolving Credit Facility or any other financing arrangement.

At December 31, 2006, the amount of uncollected trade receivables sold by Group companies as part of the securitization programs and assignment of trade receivables agreements amounted to approximately €375 million, for which we received a net financing of approximately €246 million. The difference, which corresponds to over-collateralization, was recognized in Trade and other receivables in the balance sheet.

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

The uncommitted credit facilities and overdraft authorizations of consolidated subsidiaries amounted to €106 million at December 31, 2006.

Form 20-F 2006 – Rhodia - 59

Back to Contents

Guarantees

We have entered into guarantees for certain consolidated and unconsolidated subsidiaries and affiliates. At December 31, 2006, guarantees for our unconsolidated subsidiaries amounted to €10 million.

Commercial paper

At December 31, 2006, our outstanding commercial paper amounted to €1 million.

Commitments

The table sets forth the maturity schedule for our borrowings at December 31, 2006. See Note 24 to the Consolidated Financial Statements.

At December 31, 2006 (in millions of euros)	Total	2007	2008	2009	2010	2011	After 2011	Maturity
2006 EUR Senior Notes	1,074						1,074	Oct. 2013
2003 USD Senior Notes	2				2			June 2010
2003 EUR Senior Notes	97				97			June 2010
2004 USD Senior Notes	307				307			June 2010
2004 EUR Senior Notes	1				1			June 2010
2003 USD Senior Subordinated Notes	225					225		June 2011
2003 EUR Senior Subordinated Notes	234					234		June 2011
Other Notes	25			25				Mar. 2009
Bilateral credit facilities	147	138	5	3	1			2007-2010
Commercial paper	1	1						1-3 months
Assignment of receivables	246	234	7	5				2007-2009
Finance lease debts	23	13	3	4	1	1	1	2007-2014
Other debts	28	2	2	1	1	5	17	2007-2014
Accrued interest payable	25	25
TOTAL	2,435	413	17	38	410	465	1,092

Form 20-F 2006 – Rhodia - 60

Back to Contents

The table below sets forth the maturity schedule for our other obligations and long-term liabilities at December 31, 2006. [add interest payments]

	Payments due by period
Contractual obligations	Total	1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (exclusive of capital lease obligations) (1)(2)	2,412	400	48	873	1,091
Capital lease obligations (1)(2)	23	13	7	2	1
Operating lease obligations (1)	168	25	46	37	60
Purchase obligations (3)
Raw materials and services	2,252	947	935	169	201
Energy (electricity, gas, steam)	820	357	248	120	95
Total purchase obligations	3,072	1,304	1,183	289	296
Other long-term liabilities (1)(2)
Pension and retirement	1,325	98	231	240	756
Environmental	207	34	55	30	88
Restructuring	58	39	5	5	9
Other provisions	231	75	19	10	127
Deferred income taxes	73	49	3	5	16
Total other long-term liabilities	1,894	295	313	290	996
TOTAL CONTRACTUAL OBLIGATIONS	7,569	2,037	1,597	1,491	2,444

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

Off-Balance Sheet Commitments

Note 30 to the Consolidated Financial Statements details our off-balance sheet commitments.

In connection with the implementation of the RCF in June 2005, Rhodia, Rhodia Inc. and certain of their subsidiaries granted security interests to the lending banks and other secured creditors. These security interests included interests in shares of certain subsidiaries, inter-group loans and certain industrial assets in the United States. At December 31, 2006, secured assets were sufficient to cover amounts drawn under the RCF, which amounted to €48 million at such date.

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

The beginning of 2007 was marked by satisfactory levels of activity in all markets and geographic regions in which we operate. Raw material and energy costs remained high and volatile and throughout the year we expect to pursue our policy of managing selling prices in respect thereto. We also intend to pursue our fixed cost reduction plan with the objective of offsetting inflation. At the same time, we expect to increase fixed costs in order to optimize our the functioning of the Group.

Form 20-F 2006 – Rhodia - 61

Back to Contents

Net Income and Shareholders’ Equity under US GAAP

We prepared the Consolidated Financial Statements in accordance with IFRS as adopted by the European Union. See Note 36 to the Consolidated Financial Statements for a reconciliation of the significant differences between IFRS and US GAAP as they apply to us.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors, Chairman and Chief Executive Officer

In accordance with French law governing a société anonyme, our Company is managed by a Board of Directors (together with its Chairman) and a Chief Executive Officer, who has full executive authority to manage the activities of our Company.

At the Board meeting held on October 3, 2003, our Board decided in principle to separate the functions of Chairman of the Board of Directors and Chief Executive Officer, as permitted by the French Company Law No. 2001-420 dated May 15, 2001. Subsequent to the Extraordinary General Meeting of Shareholders of March 31, 2004, our Board of Directors appointed Mr. Yves René Nanot to the position of Chairman and Mr. Jean-Pierre Clamadieu, who is also a Director, to the position of Chief Executive Officer.

Board of Directors

Pursuant to French law and our by-laws (statuts), our Board of Directors must consist of at least three but no more than 18 Directors (except following a merger or in other excepted circumstances provided by French law). As at December 31, 2006, our Board of Directors consisted of 11 members. Our Board of Directors met ten times in 2006 (with an average attendance rate of 87.3%).

Form 20-F 2006 – Rhodia - 62

Back to Contents

Directors

The table below sets forth, as of the date hereof, the names and ages of our Directors, their current positions with us, the date of their initial appointment as Directors, the expiration dates of their current terms and their current principal occupation or employment. The term of the Directors’ appointments were reduced from six to four years in 2005, as recommended in the AFEP/MEDEF Report.

Name (Age)	Current position with Rhodia	Initially appointed	Term expires	Present principal occupation or employment
Yves René Nanot (70)	Director, Chairman of the Board	2002	2008	Chairman of the Board and Chief Executive Officer of Ciments Français
Jean-Pierre Clamadieu (48)	Director, Chief Executive Officer	2003	2009	Chief Executive Officer of Rhodia
Aldo Cardoso (50)	Director	2004	2009	Directors of Orange, Gaz de France, Imerys, Accor, and Mobistar (Belgium).
Pascal Colombani (61)	Director	2005	2009	Associate Director at A.T. Kearney
Jérôme Contamine (49)	Director	2004	2008	Senior Executive Vice President of Veolia Environnement
Michel de Fabiani (62)	Director	2003	2008

President of the Franco-British Chamber of Commerce; President of Hertford British Hospital Corporation;Director of BP France, the Institut Français du Pétrole and Member of the Supervisory Board of Vallourec, Director of Star Oil Mali, SEMS MAROC and EB Trans Luxembourg

Jacques Kheliff (53)	Director	2005	2009	Vice President of Sustainable Development at Rhodia
Olivier Legrain (54)	Director	2005	2009	Chairman and Chief Executive Officer of Materis
Pierre Lévi (52)	Director	1999	2009	Director of Compagnie Deutsch (USA)
Francis Mer (67)	Director	2004	2009	Former French Minister of Economy, Finance and Industry, Chairman of the Supervisory Board of SAFRAN, Director of Adecco (Switzerland)
Hubertus Sulkowski (64)	Director	1999	2008	Partner at Shearman & Sterling LLP

Form 20-F 2006 – Rhodia - 63

Back to Contents

Biographies

Yves René Nanot has been Chairman of the Board of Directors of Rhodia since March 31, 2004. He was Vice President of the Board from October 3, 2003 to March 30, 2004. He has been a Director since his appointment in October 2002. He is also Chairman of the Board and Chief Executive Officer of Ciments Français and a Director of Imerys, Provimi and Italcementi (in Italy), as well as Ciments Français’ foreign subsidiaries in the United States, Morocco, India, Thailand, Turkey and Egypt. He was appointed Chairman and Chief Executive Officer of Total France, then President of Total Refining and Marketing and member of the Total Group Executive Committee. He joined the Total Group in 1983 and was Chairman of Hutchinson SA from 1983 to 1989. He began his career with Du Pont de Nemours in the United States and held various positions with the Company in France and Europe between 1962 and 1983. Mr. Nanot is a graduate of the Arts et Métiers school of engineering (Paris) and has an MBA and PhD from the University of California at Los Angeles (UCLA).

Jean-Pierre Clamadieu has been Chief Executive Officer of Rhodia since October 2003. Prior to holding his current position, he served as President of the Pharmacy & Agrochemicals Division from April 2003 until October 2003, and he was President of the Fine Organics Division from January 2002 through April 2003. In 2001, he served as Senior Vice President for Corporate Purchasing, and between 1999 and 2000, he was President of Rhodia Eco Services. From 1996 through 1999, he served as President of the Chemical Sector in the Latin American Zone for Rhodia. He joined Rhône-Poulenc in 1993 to develop new activities in the area of automobile pollution control. Prior to joining Rhône-Poulenc, he was technical advisor to Labor Minister Martine Aubry between 1991 and 1993. Mr. Clamadieu began his professional career in 1984 with various positions in French government agencies such as the Regional Industry and Research Office (DRIR) and the Regional Land-use planning Department (DATAR). He holds an engineering degree from the École des Mines (Paris, France).

Aldo Cardoso has been a Director of Rhodia since July 28, 2004, and currently serves as Chairman of the Audit Committee and member of the Compensation and Selection Committee. He is currently a Director of Orange, Gaz de France, Imerys, Accor and Mobistar (Belgium), censor of Bureau Veritas and Axa Investment Management. From 2002 to 2003, he served as acting CEO of Andersen Worldwide. He was Managing Partner for Andersen France from 1998 to 2002. He was Chairman of the Supervisory Board of Andersen Worldwide from 2000 to 2001. He began his career as a consultant auditor in the Andersen Group in 1979, was named Partner in 1989 and was Director of the Audit Department, France in 1993, prior to taking responsibility for the European Audit Department and Financial Consultancy in 1998. Mr. Cardoso is a graduate of École supérieure de commerce de Paris.

Pascal Colombani was appointed Director at the shareholders’ meeting of June 23, 2005 and currently serves as member of the Strategic Committee. Mr. Colombani is Associate Director at A.T. Kearney and currently serves on the Board of Directors of Alstom and British Energy Group plc. He was Chairman and CEO of AREVA’s Supervisory Board until 2003. From 1999 to December 2002 he was Chairman of France’s Atomic Energy Commission (CEA). From 2000 to 2002, he also was Senior Advisor to Arjil Banque and Detroyat Associés. From 1998 to 1999, he was Director of Technology at the French Ministry of Education, Research and Technology, before which he spent nearly 20 years at Schlumberger in various positions in Europe and the United States, becoming President of the company’s subsidiary in Tokyo. He began his career at France’s CNRS Nuclear Physics Institute. Mr. Colombani graduated from École Normale Supérieure in France, with a degree in physics (Aggrégation) (1969) and holds a doctorate in physics (1974).

Jérôme Contamine has been a Director of Rhodia since March 2004 and currently serves as a member of the Audit Committee. He is Senior Executive Vice President of Veolia Environnement with responsibility for all cross-functional activities since 2003. He currently is President and Chairman and CEO of VENAO (USA), Director of Veolia UK, Veolia Environmental Services plc. and Veolia ES Holdings (UK). In France, he also serves as Director of Veolia Transports, Veolia Propreté, VE Services-RE, Veolia Eau and Valeo. He is a Member of the Supervisory Board A&B of Dalkia and of Dalkia France. In 2000, he was named Senior Vice President Europe/Central Asia of the Exploration-Production Division of TotalFinaElf. In the same year, he joined Vivendi Environment as Executive Vice President, Finance, and Director of the Management Board. He became President and CEO of Elf Norway in 1995, after being named Deputy to the Senior Vice President Europe/United States of Elf Exploration-Production in 1994. In 1988, he joined the Elf Aquitaine Group, where he served in several posts in the Finance Department. He began his career as a public auditor at the French Accounting Court, where he worked from 1984 until 1988. Mr. Contamine is a graduate of the École Polytechnique (1979) and the École Nationale d’Administration (1984).

Form 20-F 2006 – Rhodia - 64

Back to Contents

Michel de Fabiani was named a Director of Rhodia in April 2003 and currently serves as Chairman of the Compensation and Selection Committee and as a member of the Audit Committee. Mr. de Fabiani is Chairman of the Franco-British Chamber of Commerce, and of Hertford British Hospital Corporation. He also serves as a Director of BP France, and as a Member of the Supervisory Board of Vallourec. Abroad, he is a Director of Star Oil Mali, SEMS Maroc and EB Trans Luxembourg. Through 2004, he was Chairman and Chief Executive Officer of BP France and Regional President of Europe BP Group. Mr. de Fabiani also previously served as Chief Executive Officer of BP Oil Europe.

Jacques Kheliff was appointed Director at the shareholders’ meeting of June 23, 2005 upon voluntary proposal of the Board of Directors, due to its interest in having a representative of employee shareholders. Since October 2003, he has been Rhodia’s Vice President for Sustainable Development, after having joined the Group in November 2002 as Assistant and Special Advisor to the President for Sustainable Development. Mr. Kheliff was General Secretary of the CFDT Federation of Chemical and Energy Industry Workers from 1997 to 2002, after having risen to the position of General Secretary of the Unified Federation of Chemical Industry Workers in 1984. At the same time, he became a member of the CFDT trade union’s national bureau. He also was Vice President of the European Mine, Chemical and Energy Workers Federation (EMCEF). He started his career with Rhône-Poulenc at the Chalampé factory in 1972, where he was involved in CFDT trade union activities.

Olivier Legrain was appointed Director at the shareholders’ meeting of June 23, 2005 and currently serves as a member of Rhodia’s Compensation and Selection Committee. Since 2001, he is Chairman and CEO of Materis, which was created out of Lafarge’s specialty materials business, as well as CEO and Director of a number of various companies of the Materis group. He joined Lafarge in 1994, where he served as Group Chief Operating Officer, and afterwards managed the specialty materials business in 1995 and strategy materials in 1997. Prior, he had held a number of senior executive positions in various Rhône-Poulenc divisions. He joined Rhône-Poulenc in 1986 as Chief Operating Officer of the Basic Chemicals Division. Mr. Legrain is a graduate of École civile des Mines.

Pierre Lévi has been a Director since October 1999 and also currently serves on the Strategic Committee. He is a Director of Deutsch (USA). He also currently serves as director of Companie Deutsch (USA). He served as Chairman and Chief Executive Officer of Faurecia SA from May 22, 2000 to August 2, 2006. Prior to 1999, he had executive roles at Rhodia, Rhône-Poulenc and Carnaud Metalbox. He graduated in engineering from École des Mines and holds an MBA from Wharton.

Francis Mer has been a Director since May 13, 2004 and currently serves as the Chairman of Rhodia’s Strategic Committee. He also is Chairman of the Supervisory Board of SAFRAN, and a Director of Adecco (Switzerland) and Inco (Canada) and since June 1988, has been Chairman of the French Steel Federation (Fédération française de l’acier). Mr. Mer served as Minister of Economy, Finance and Industry in the French Government from May 7, 2002 to March 30, 2004. He was Chairman of Usinor Sacilor, which was privatized in 1995 before sponsoring the creation of the Arcelor Group in 2001. In September 1986, he had been appointed Chairman of the new entity created from the merger of Usinor and Sacilor. In July 1982, he became Chairman and Managing Director of Pont-à-Mousson SA and Director of the Saint-Gobain Group’s Pipelines and Mechanical Engineering Division. In September 1978, he was appointed Deputy Managing Director of the Saint-Gobain Group, in charge of industrial policy. He acted as managing Director of Saint-Gobain Industries (1974-1978), prior to which he was planning Director at Saint-Gobain Pont-à-Mousson (1973). He joined the Saint-Gobain Pont-à-Mousson Group in October 1970 in the Corporate Strategy Department. Mr. Mer is a graduate of École polytechnique and holds a degree in engineering from the Écoles des mines.

Hubertus Sulkowski has been a Director since October 1999. He is a senior partner at the Paris office of Shearman & Sterling LLP.

Form 20-F 2006 – Rhodia - 65

Back to Contents

Board Practices

Rhodia’s by-laws do not specify a mandatory retirement age for Directors. Where the by-laws do not specifically provide otherwise, French law stipulates that the number of Directors over 70 years old must not exceed one-third of the total number of Directors. Any appointment made in breach of this requirement is null and void. If the number of Directors over 70 years old exceeds the one-third limit, the oldest Director automatically resigns by operation of law.

The by-laws also provide that each Director is elected for a term of four years, which may be renewed. At a shareholders’ meeting of June 23, 2005, the Directors’ term was reduced from six to four years, with retroactive effect. For this reason, the mandates of current Directors were immediately reduced by two years. Pursuant to our by-laws, each of our Directors must hold at least 100 of our shares. Under French law, a Director may be an individual or a legal entity, but the Chairman and the Chief Executive Officer must be an individual.

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

•

to consider any issue related to the functioning of the Company and make decisions regarding these issues at its meetings, without prejudice of the powers specifically granted to the shareholders’ meetings and the corporate objectives;

•

to engage in controls and verifications it deems appropriate – the Chairman or the Chief Executive Officer must communicate to each Director all documents and information necessary for the fulfilment of their mission together with any other documents a Director may deem appropriate;

•

to create committees to examine and advise on issues as defined by the Board of Directors or its Chairman as well as to determine the composition and the mission of such committees under the Board’s authority; and

•

to grant to one of its members or a third party special mandates with one or more objectives, with or without the right to delegate in part or in full.

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

To be represented, a Director must give a written proxy to another Director but a Director cannot represent more than one other member at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. French law allows Directors to participate in Board meetings by videoconference and teleconference if provided for in the by-laws, and such participation will be included in the determination of the relevant quorum and majority, except in relation to certain decisions. Our by-laws and Board Internal Rules provide for the possibility of participating in a meeting by videoconference or teleconference. In case of a tie, the vote of the Chairman will be the deciding vote. A Director may not vote for an arrangement or contract in which he or she is materially interested.

Form 20-F 2006 – Rhodia - 66

Back to Contents

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

French law also states that such agreements entered into in the ordinary course of business and with terms and conditions that are not out of the ordinary are not subject to the prior authorization of the Board of Directors. Nevertheless, an interested party must disclose such agreements to the Chairman of the Board of Directors unless they are not significant in terms of purpose or financial impact for any of the parties. The list and purpose of such agreements must be communicated by the Chairman to the Board of Directors and to the statutory auditors.

In consideration for their services on the Board, Directors are entitled to receive Directors’ fees (jetons de présence). The total annual amount of Directors’ fees is set at the shareholders’ meeting; however, the Board determines the allocation of such fees among the Directors following the recommendation of the Compensation and Selection committee. In addition, compensation may be granted to Directors on a case-by-case basis for special assignments. A Director may not vote with respect to his or her own compensation. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest.

Under French law, Directors elected by our shareholders are potentially liable for violations of French laws and regulations applicable to sociétés anonymes, violations of our by-laws or mismanagement. They may be held liable for such actions both individually and jointly with the other Directors.

Chairman of the Board

Pursuant to French law, the Chairman of the Board organizes and oversees its work and reports to the general shareholders’ meeting thereon. He is also responsible for the proper functioning of the corporate bodies and ensures that the Directors are capable of fulfilling their assignments.

In the event that the Chairman is temporarily incapacitated or dies, the Board may appoint a Director as acting Chairman. In the event of temporary incapacitation, the appointment will be made for a limited term and will be renewable. In the event of death, the appointment will remain in effect until the election of a new Chairman.

The by-laws provide for the retirement age of the Chairman which is seventy (70) years. Under the by-laws, the Chairman shall be considered to have resigned at the end of the general shareholders’ meeting called to approve the financial statements for the year in which he reaches the age of seventy (70).

The Board sets the Chairman’s compensation.

Form 20-F 2006 – Rhodia - 67

Back to Contents

Chief Executive Officer

The Chief Executive Officer is vested with the broadest powers to act in any circumstance in the name of the Company, within the limits of its corporate purpose, and subject to the powers expressly conferred by law upon shareholders’ meetings and upon the Board of Directors. The Chief Executive Officer represents the Company in dealings with third parties. The Company is bound even by acts of the Chief Executive Officer that are not within the scope of the corporate purpose unless it is proven that the third party knew that the act was outside the corporate purpose or that under the circumstances the third party could not have been unaware of this. However, mere publication of the by-laws is not sufficient to constitute such proof. The Board may limit the powers of the Chief Executive Officer. However, the limitation of his powers is not binding on third parties.

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

In dealing with third parties, a Designated Executive Officer has the same powers as the Chief Executive Officer, or as the Chairman of the Board if he is also appointed as Chief Executive Officer, including the authority to represent the Company. Upon proposal of the Chief Executive Officer, the Board of Directors may remove the Designated Executive Officers at any time. In the event this dismissal is not justified, the Designated Executive Officer may claim damages.

Corporate Governance

We have a policy of aiming to ensure that French best practices, recommendations and standards on corporate governance, especially those resulting from the AFEP-MEDEF Report of October 2003 (“Report”), which consolidated the Vienot and Bouton reports, are integrated into our administrative and managerial functioning and operations.

In addition, we are subject to certain United States securities laws and regulations and New York Stock Exchange rules and standards regarding corporate governance. Certain French corporate governance rules, notably those defining Director independence and the role and functioning of committees, are different from NYSE standards. In addition, as a non-US company listed on the NYSE, we benefit from certain exemptions from US rules and regulations.

Independence

Based on corporate governance principles set forth in the Report and NYSE corporate governance rules, our Board of Directors has evaluated the independence of its members. Pursuant to the terms of the Report, “a Director is independent if such Director maintains no relation of any kind with the Company, the Group or its Management which could compromise exercising liberty of judgment”. The Report recommends that the Board of Directors, according to the indicative criteria set forth in the report, review the qualification of independent Directors each year. We also took into account the criteria of independence under the NYSE rules and bore in mind the Sarbanes-Oxley Act requirement that foreign private issuers should have an Audit Committee composed exclusively of qualified independent members. On December 13, 2006 the Board of Directors determined the independence of each of its members, after having reviewed their respective situations and any intervening events since their prior qualification.

Form 20-F 2006 – Rhodia - 68

Back to Contents

On occasion of their latest evaluation, Messrs. Cardoso, Colombani, Contamine, de Fabiani, Legrain, Lévi, and Mer, seven of the 11 members comprising our Board, were found to be independent. With respect to Mr. Lévi, our Board confirmed his qualification as independent Director, given that he did not hold any position or performed any executive duty for Rhodia in the past five years. With respect to Mr. Nanot, our Board determined that he should not be considered independent due to his position as Chairman of our Board of Directors and the compensation he received for such service. The Board found that Mr. Clamadieu, Chief Executive Officer, and Mr. Kheliff, Vice President of sustainable development, are not considered independent because of their positions in our Company and the related compensation paid to them. Mr. Sulkowski is also not considered independent as he is a partner at Shearman & Sterling LLP, a law firm that regularly provides legal services to us.

Qualification of seven of our 11 Board members as “independent” should not cast any doubt on the professionalism and independence of judgment that characterize the other members of our Board.

Significant differences from NYSE Corporate Governance requirements

As a foreign private issuer, we are required to comply with New York Stock Exchange (“NYSE“) rules and to disclose any significant differences between our corporate governance practices and NYSE corporate governance standards applicable to US companies. On July 3, 2006, our Chief Executive Officer submitted written affirmation to the NYSE attesting to our compliance.

Because we are incorporated under French law, with securities publicly traded on markets in the United States (New York Stock Exchange) and France (Euronext Paris), our corporate governance structure reflects the mandatory provisions of French corporate law, the securities laws and regulations of both France and the United States, as well as the rules of the aforementioned public markets. Our principal references of corporate governance standards are the French Commercial Code (Code de Commerce), the French Financial and Monetary Code (Code monétaire et financier), as well as a number of general recommendations and guidelines on corporate governance, most notably the French Bouton Report.

While we believe that our corporate governance framework is comparable as regards investor protections to the corresponding rules of the NYSE, there are nevertheless significant difference.

Board of Directors

NYSE listing standards provide that the Board of Directors of a US listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. The Bouton Report recommends that at least half of the members of the Board of Directors be independent in companies that have a dispersed ownership structure and no controlling shareholder.

In line with NYSE rules applicable to domestic issuers and with the Bouton Report a majority of RHODIA Board members are independent. As of the last date of evaluation by the Board of Directors, seven out of eleven Directors were determined to be independent.

Board Committees

NYSE listing standards require that a US listed company have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees are to be composed solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

French law requires neither the establishment of Board Committees nor the adoption of written charters. The Bouton Report recommends, however, that the Board of Directors set up an Audit Committee, a nominating committee and a compensation committee, indicating that the nominating and compensation committees may form one committee. The report also recommends that at least two-thirds of the Audit Committee members and a majority of the members of each of the compensation committee and the nominating committee be independent directors.

Form 20-F 2006 – Rhodia - 69

Back to Contents

We have created an Audit Committee and a combined Compensation & Selection Committee and have complied with the Audit Committee independence and other requirements of the Rule 10A-3 under the US Securities Exchange Act of 1934, as amended, adopted pursuant to the Sarbanes-Oxley Act of 2002. For the membership of each committee, see “Item 6 - Corporate Governance”.

Our specialized committees support the decision-making process of the Board of Directors.

However, where the NYSE Listed Company Manual would vest certain decision-making powers with specific committees by delegation, under French law, the committees of our Board of Directors are advisory only. Our Board of Directors remains by law the ultimate competent body to make such decisions, while taking into account the recommendations of relevant committees.

Additionally, under French corporate law and recommendations, at annual shareholders meetings shareholders are competent to appoint our auditors upon the proposal of our Board of Directors; our internal rules provide that the Board of Directors make its proposal on the basis of the recommendation of our Audit Committee.

We believe that such French requirements, although less detailed than those contained in the NYSE listing standards, together with the additional legal requirement that two sets of statutory auditors be appointed by the shareholders, achieve the New York Stock Exchange’s underlying goal of ensuring that the audit of our accounts be conducted by auditors independent from company Management. For more detailed information concerning our Audit Committee see “Item 6: Corporate Governance – The Audit Committee”.

With respect to related party transactions, French corporate law requires that the Board of Directors approve a broadly-defined range of transactions that could potentially create conflicts of interest between our Company on the one hand, and our directors and officers, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to NYSE listed companies, this requirement is generally consistent with various provisions of the NYSE Manual that require disclosure and/or approval of various types of related party transactions.

Disclosure

NYSE listing standards require US listed companies to adopt, and post on their websites, a set of corporate governance guidelines, which include for instance director qualification standards, director responsibilities, director access to Management and independent advisers, director compensation and annual performance evaluation.

Moreover, the CEO of a US listed company must annually certify to the NYSE that he/she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. French law requires neither the adoption of such guidelines nor the publication of such certifications. The Bouton Report recommends, however, that the Board of Directors of a French public company perform annual self-evaluations and that a formal evaluation by an outside consultant be undertaken every three years. We believe that we comply with such requirements.

As a ‘foreign private issuer’ under the US securities laws, our CEO and CFO issue certifications required by § 302 and § 906 of the Sarbanes Oxley Act of 2002 on an annual basis (with the filing of our Annual Report on US Form 20-F) rather than on a quarterly basis as would be the case of a US corporation filing quarterly reports on US Form 10-Q.

Code of business conduct and ethics

NYSE listing standards require each US listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies are required to submit periodic reports to the SEC and must disclose in their Annual Reports whether they have adopted a code of ethics for their principal executive officer and senior financial officers.

Form 20-F 2006 – Rhodia - 70

Back to Contents

Committees

Under French law, committees established by the Board of Directors only have the power to make recommendations and proposals. Decision making power rests within the exclusive power of the Board.

Audit Committee

Our Board of Directors has an Audit Committee comprised of three independent Directors: Mr. Cardoso (chair), Mr. Contamine and Mr. de Fabiani. The Board of Directors at its December 13, 2006 meeting certified each member of the Audit Committee as a financial expert within the meaning of the SEC rules, their knowledge of IFRS and their experience in relevant areas. The Audit Committee meets at least four times per year and as often as required in our best interests. Constituted in 1998, the Audit Committee is the newly named committee comprising the former Accounts Committee and Risks Committee, which were merged because of similarity of their missions. The Audit Committee is also responsible for the examination of our periodic financial reporting, the implementation of and compliance with internal control procedures and the Group’s compliance policy controls, the implementation of the recommendations of our independent auditors and the examination of the organization, functioning and actions of our internal and external auditors. More generally, the Audit Committee examines all financial and accounting questions delegated to it by the Board.

Part of the Audit Committee’s mission is to ensure that all due diligence and appropriate measures have been taken by the Group, or upon the initiative of our Management, in order to permit the identification, analysis, documentation, and amelioration of risk prevention and control dealing with all types of risks which the Group has encountered or may encounter in the context of our special chemical activities, notably those which could cause bodily harm or have a negative impact on the Group’s tangible or intangible assets. In this context, the Audit Committee ensures that Management has verified that the relevant conduct procedures and policies are known and applied in a continuous and uniform manner throughout the Group and that recourse to audits (internal as well as external) and insurance are optimized. The Audit Committee participates in the review of the synthesis of internal and external auditors’ reports dealing with these risks and examines the organization, operation and mission plans carried out by Internal Audit.

The Audit Committee met eight times in 2006 with an average attendance rate of 100%, to be compared with eight meetings in 2005, with an average attendance of 87.5%.

In 2006, in addition to reviewing annual and quarterly financial statements and closing options, the Committee continued implementing IFRS norms. Another important focus was internal control procedures. Regular reviews were conducted of enterprises’ procedures and their response to obligations resulting from the Sarbanes-Oxley Act. The committee was attentive to and intervened regarding the adequacy of such means and measures to conform with this important project. Its activities also included a detailed presentation of certain risks, following up on the risks chart from 2005; the functioning of fraud control processes and the putting into place of a whistleblowing procedure for the reporting of accounting or financial irregularities which corresponds to the requirement under Sarbanes-Oxley for companies listed on the NYSE; review of insurance policies; auditor relations (including fee issues); and prospects for an internal audit.

In order to evaluate of its own functioning, the committee answered a self-evaluation questionnaire supplied by the American Institute of Certified Public Accountants (AICPA).

During its preliminary meeting with the Board to review financial statements, the Committee members had the opportunity to hold discussions with the Group’s external auditor and Chief Financial Officer.

Form 20-F 2006 – Rhodia - 71

Back to Contents

Compensation and Selection Committee

The Board of Directors has a Compensation and Selection Committee comprised of three independent Directors: Mr. de Fabiani (chair), Mr. Cardoso and Mr. Legrain. The Compensation and Selection Committee was created in May 1998 and is responsible for proposing to the Board the compensation to be granted to the Chairman and the Chief Executive Officer, employee stock option plans, the policy that governs salaries and bonuses of our officers and key personnel, capital increases reserved to employees and succession plans, as well as nominees for top Management posts. It meets at least twice a year and as often as required in the best interests of the Company. It is also responsible for presenting nominees for Board and committee membership, evaluating their independence and selecting members for committees.

The Compensation and Selection Committee met five times in 2006, with an average attendance rate of 93.33% to be compared with nine times in 2005, with an average attendance rate of 100%. The Committee’s work and recommendations dealt primarily with reviewing Director’s fixed and variable compensation and attendance fees based on market practice; future developments in the general and Directors’ remuneration policy; review of the variable fees for General Management Committee and Executive Committee members; and considerations on the capital increase reserved for Rhodia’s employees. It also made adjustments to the stock option program, as a result of the capital increase. It reviewed the indemnity policy and retirement plans for high managers, the composition of the Board of Directors and Committees.

Strategic Committee

The Strategic Committee, created in September 2000, is comprised of three independent Directors: Mr. Mer (chair), Mr. Lévi and Mr. Colombani. The Strategic Committee is responsible for advising the Board of Directors with regard to portfolio transactions, contemplated external growth opportunities, asset disposals or major alliances. The Strategic Committee must meet at least twice a year, with one annual meeting to review and analyze our operations and strategy, and as often as required by our best interests. Meetings are open to attendance by other members of the Board of Directors owing to the importance of the matters covered.

The Strategic Committee met twice in 2006 with an average attendance rate of 100% to be compared with three meetings in 2005 with an average attendance rate of 88.8%. Over the course of its meetings, the Committee worked on the implementation of the Group strategic plan, and the Polyamide strategy.

Board of Directors’ Internal Rules

Since June 2000, our Board of Directors has operated according to internal rules (règlement intérieur). It has been modified several times in order to comply with the evolution of corporate governance principles, and specifically with the AFEP-MEDEF recommendations and the Sarbanes-Oxley Act. Neither a replacement of French law nor our by-laws, the Board’s internal rules are an internal document that defines the composition, role and powers of the Board of Directors and its committees. These rules are aimed at optimizing the efficiency of meetings and discussions and at taking precautionary measures and maintaining confidentiality. The rules provide for our Board to be informed either directly or through its Committees of all significant events affecting our markets and us. The internal rules provide that the Board must perform an annual self-evaluation to examine, in particular, its own functioning and consideration of important questions.

Form 20-F 2006 – Rhodia - 72

Back to Contents

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

Name (Age)	Principal position with Rhodia
Jean-Pierre Clamadieu (48)	Chief Executive Officer
Gilles Auffret (60)	Group Executive Vice President, Operations
Yves Boisdron (62)	Group Executive Vice President, Strategy
Pascal Bouchiat (46)	Group Executive Vice President, and Chief Financial Officer
Bernard Chambon (59)	Group Executive Vice President, Human Resources, Communications and Sustainable Development
Jean-Pierre Labroue (44)	Group Executive Vice President, General Counsel and Corporate Secretary

The 6 members of the General Management Committee are supported and assisted by 15 members representing the enterprises, zones and support functions of the Group. Altogether, they constitute the “Executive Committee“.

Gilles Auffret is Group Executive Vice President Operations. He served as Chief Operating Officer from 2001, after joining us on September 1, 1999 as Deputy President responsible for the Polyamide Division. He also served as Designated Executive Officer (Directeur général délégué) from October 2003 through June 2005. Prior, he worked at Pechiney, which he joined in September 1982, and where he held a series of senior Management posts, including President of Pechiney’s aluminum division. In January 1982 he was appointed public auditor (conseiller référendaire) at the Cour des comptes (the equivalent of the US General Accounting Office). He also worked at the French Ministry of Industry, where he served as chargé de mission reporting to the General Director for Industry. Mr. Auffret started his professional career in 1975 as an auditor at the French Cour des comptes.

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

Jean-Pierre Labroue has been Group Executive Vice President, General Counsel and Corporate Secretary since September 2004. Prior, he served from December 1999 as Vice President, General Counsel and Corporate Secretary of Aventis Pharma SA, in charge of legal support to the commercial, industrial and research and development operations first for France, and later for Europe. He was previously Vice President and General Counsel, Europe and International of Rhône-Poulenc Rorer, through May 1996, after having been in Rhône-Poulenc Rorer’s American headquarters in Collegeville, PA, through November 1993. He was previously a member of the Rhône-Poulenc Chimie legal department through May 1989 and where he became involved in mergers and acquisitions. He began his career in October 1988 with the Jeantet & Associés law firm in Paris. He holds post-graduate degrees in international law (DEA) and in international business law (DESS) from the University of Paris X. He also completed the ESSEC-IMD business school program and obtained a LL.M. degree in Corporate Law and Finance from Widener University, Delaware.

Form 20-F 2006 – Rhodia - 73

Back to Contents

Compensation of the Members of General Management Committee

The aggregate amount of gross compensation (excluding social charges payable by us, and before the deduction of social charges payable by employees) due in respect of the 2006 fiscal year to the members of our General Management Committee, amounted to €4,557,634 as compared with €4,652,028 in 2005.

The aggregate amount of gross compensation paid in 2006 (including variable compensation paid with respect to 2005, but not including variable compensation payable with respect to 2006) to the members of the Committee was €4,376,600. Aggregate gross compensation paid to Committee members in 2005 was €5,237,604.

The aggregate amount of compensation in kind paid to Committee members in 2006 amounted to €37,695, as compared with €43,344 in 2005.

The aggregate amount of our retirement obligations as at December 31, 2006 with respect to members of the General Management Committee as a group amounted to €16,360,643, as compared with €10,812,623 as at December 31, 2005. The increase in retirement obligations from 2005 to 2006 results from the mechanical effect of changes in assumptions required by applicable regulations (in particular a change in the mortality rate table) and a change in the average variable compensation of members of the General Management Committee over the previous three years, the reference period used to calculate these obligations. Furthermore, during 2006 a member of the General Management Committee became a potential beneficiary of a specified pension benefit plan.

The obligations made to the members of the General Management Committee in case of termination of their employment contracts amounted to €5,551,000 as at December 31, 2006, as compared with €3,604,000 as at December 31, 2005. This difference is due principally to the extension of this protection to two members of the General Management Committee, who did not benefit from it as at December 31, 2005.

See also Note 32 to the Consolidated Financial Statements.

Compensation

According to French law, compensation of the Chairman and Chief Executive Officer is determined by the Board of Directors. The Compensation and Selection Committee makes recommendations to the Board regarding such compensation.

Chairman of the Board of Directors

In 2006, the amount of gross compensation paid to Mr. Nanot in his capacity as Chairman of our Board of Directors was €300,000. He did not receive any variable compensation.

Form 20-F 2006 – Rhodia - 74

Back to Contents

Chief Executive Officer

The aggregate amount of gross fixed compensation paid to Mr. Clamadieu in 2006 in his capacity as Chief Executive Officer was €500,000. The variable component of his compensation in respect of 2006, paid in 2007, was €950,000. The variable portion of his remuneration may equal between zero and €1 million, and is determined based 50% on quantitative criteria (EBITDA Margin and positive net income) and 50% on qualitative criteria (20% based on strategy, 15% based on workplace safety and environmental results and 15% on Management of the major divestment and development projects). In respect of 2005, his variable compensation totaled €800,000 (which was paid to him in 2006).

Furthermore, Mr. Clamadieu received a mid-term bonus of €26,667 euros earned in 2003 through his work contract prior to his mandate as Chief Executive Officer. This mid-term bonus results from a collective bonus plan open to Executive Officers, members of the Group’s “operational committee”, which is based on the annual contribution of new products to our net sales. The length of the program is 3 years, with intermediary objectives, allowing the definitive acquisition, or anticipated partial payment of the bonus, for developments realized during the first two years.

The total gross compensation due to Mr. Clamadieu for 2006 was €1,450,000 including both fixed and variable payments for 2006. The total amount received by Mr. Clamadieu in 2006 was €1,326,667 (including fixed compensation for 2006 and variable compensation for 2005 plus the 2003 mid-term bonus).

In addition, for the fiscal year 2006, Jean-Pierre Clamadieu benefited from share grant plans decided by the Board of Directors held on January 13, 2006. (Please refer to the Share Grant Plans section hereunder)

Mr. Clamadieu is also party to a separation agreement signed in March 2007, providing compensation in case of termination of his Chief Executive Officer position. This agreement is described in “Item 7 – Major Shareholders and Related Party Transactions”.

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

We paid our Directors €499,700 in fees for 2006 (€499,500 for 2005).

Among the current Directors, Messrs. Nanot, Clamadieu and Kheliff declined to receive Directors’ fees for 2006. They each received remuneration from us.

There is no specific pension benefits plan in place for Directors. However, Mr. Clamadieu, pursuant to his employment contract, is a potential beneficiary of supplementary retirement schemes available to Executive Officers under a specific plan which was set up after 2001 for newly appointed General Management Committee members and provides defined benefits. The vesting of the benefits under this plan was subject to specific conditions including minimum 10 years seniority at Rhodia, as well as 1 year seniority as a member of the General Management Committee, and being within the Company at the time of retirement. There is no funding for this plan. Finally, Mr. Kheliff benefits from another defined benefit retirement plan, which was closed to new participants in the late 1970’s, pursuant to his employment contract and status as an employee of the Group.

Form 20-F 2006 – Rhodia - 75

Back to Contents

The table below sets forth the total compensation and benefits due for year 2006 and by companies in which we exercise control to our Directors and our Designated Executive Officer, in accordance with the provisions of article L. 225-102-1 of the French Commercial Code.

Current Directors(in euros)	Fixed portion paid during and in respect of 2006	Fixed portion paid during and in respect of 2005	Variable portion in respect of 2006 (to be paid in 2007)	2005 paid in 2006	Benefits in kind	Directors’ fees
Jean-Pierre Clamadieu (CEO) (1)	500,000 (2)	500,000 (2)	950,000	800,000	5,076 (2)	– (3)
Yves René Nanot (Chairman)	300,000	300,000	–	–	–	– (3)
Jacques Kheliff (5)	153,400	85,818 (6)	62,894	38,350	3,584 (2)	– (3)
Aldo Cardoso	–	–	–	–	–	94,200
Pascal Colombani	–	–	–	–	–	47,900
Jérôme Contamine	–	–	–	–	–	63,800
Michel de Fabiani	–	–	–	–	–	94,200
Olivier Legrain	–	–	–	–	–	57,500
Pierre Lévi	–	–	–	–	–	38,300
Francis Mer	–	–	–	–	–	55,900
Hubertus Sulkowski (4)	–	–	–	–	–	47,900

(1)

In respect of 2005, he received a mid-term bonus of €26,667 gained in 2003 under his work contract and prior to being appointed Chief Executive Officer.

(2)

Company automobile.

(3)

Renounced Directors’ fees in 2006.

(4)

Hubertus Sulkowski is a partner of Shearman & Sterling LLP, whose services are used by the Company.

(5)

Jacques Khéliff also received €1,323 as participation and profit sharing, €16,667 as mid term bonus 2003 due to his employment contract and €3,360 as extraordinary remuneration.

(6)

For the 06/23/2005 to 12/31/2005 period.

Employees

The table below sets forth the percentage of our employees by enterprise and geographic location as at December 31, 2006, 2005 and 2004.

	At December 31,
	2006	2005	2004
TOTAL	17,077	19,444	20,577
By enterprise:
Novecare (1)	13.0%	11.9%	13%
Coatis (2)	–%	6.2%	7%
Silcea (3)	15.0%	13.4%	14%
Polyamide	24.3%	25.8%	25%
Eco Services	2.5%	2.2%	2%
Acetow	7.4%	6.6%	6%
Organics (4)	14.2%	5.9%	6%
Rhodia Pharma Solutions	–%	4.4%	5%
Energy Services	0.1%	–	–
Others	23.5%	23.6%	22%
TOTAL	100%	100%	100%
By geographic zone:
Europe	52.8%	57.8%	60.5%
North America	9.7%	8.9%	9.0%
Latin America	18.2%	16.3%	15.0%
Asia/Pacific	19.3%	16.9%	15.5%
TOTAL	100%	100%	100%

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

Form 20-F 2006 – Rhodia - 76

Back to Contents

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

Employee and Director share ownership

Director and Executive share ownership

The table below lists, to the best of our knowledge, the total number of shares owned by the members of our Board of Directors as at December 31, 2006.

	At December 31, 2006
	Shares	Percentage of class
Identity of person or group
Yves René Nanot	131,250	*
Jean-Pierre Clamadieu	47,208 (1)	*
Aldo Cardoso	21,875	*
Pascal Colombani	1,875	*
Jérôme Contamine	18,750	*
Michel de Fabiani	37,500	*
Jacques Khéliff	17,066 (2)	*
Olivier Legrain	24,368	*
Pierre Lévi	51,342 (3)
Francis Mer	186	*
Hubertus Sulkowski	44,785	*

*

Less than 5%.

(1)

Mr. Jean-Pierre Clamadieu holds 217,122 shares of the funds FCPE “Actions Rhodia” and “PELT Actions Rhodia” pursuant to an employee share scheme, which correspond to a similar number of shares in Rhodia.

(2)

Mr Jacques Khéliff holds 3,703 shares of the funds FCPE “Actions Rhodia” and “PELT Actions Rhodia” pursuant to an employee share scheme, which correspond to a similar number of shares in Rhodia.

(3)

Mr. Pierre Lévi holds 7,913 shares of the funds FCPE “Actions Rhodia” and “PELT Actions Rhodia” pursuant to an employee share scheme, which correspond to a similar number of shares in Rhodia.

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

As at December 31, 2006, our employees held 44,075,172 shares through employee plans, corresponding to 3.66% of our shares and voting rights.

Form 20-F 2006 – Rhodia - 77

Back to Contents

Our rules of governance only allows Directors and Executive Officers to sell their shares during the 60 day period following the publishing of our annual, half-year and quarterly results and prohibit any sales when the seller has benefited from privileged information.

Pursuant to French law, we must declare transactions in our securities carried out by Directors and the Chief Executive Director during the 2006 fiscal year to the extent the aggregated amount of the transactions by each of such persons exceeds €5,000 per year. The following transactions were declared in 2006:

Director	Transaction
Yves René Nanot

Through related persons:

- Purchase of 454 shares on April 27, 2006 at €2.04 per share

- Purchase of 500 shares on April 27, 2006 at €2.04 per share

- Purchase of 550 shares on April 27, 2006 at €2.04 per share

- Purchase of 500 shares on May 9, 2006, at €1.94 per share

- Purchase of 6,000 shares on May 11, 2006 at €1.98 per share

- Purchase of 4,000 shares on May 11, 2006 at €1.99 per share

- Purchase of 1,000 shares on May 11, 2006 at €1.97 per share

Jean-Pierre Clamadieu	Purchase of 205,007 shares of the fund FCPE “Actions Rhodia” and “PELT Actions Rhodia”, on June 30, 2006, at €1.35 per share.
Aldo Cardoso	Purchase of 20,000 shares on May 24, 2006 at €1.64 per share.
Pascal Colombani	None
Jérôme Contamine	None
Michel de Fabiani	Sale of 732 shares on November 13, 2006 at €2.34 per share.
Jacques Kheliff	Purchase of 3,703 shares of the fund FCPE “Actions Rhodia” and “PELT Actions Rhodia”, on June 30, 2006, at €1.35 per share.
Olivier Legrain	None
Pierre Levi	None
Francis Mer	None
Hubertus Sulkowski	Sale of 7,200 shares on October 23, 2006 at €1.92 per share Purchase of 7,200 shares on October 23, 2006 at €1.92 per share

Share grant plans

Pursuant to the authorization granted by the June 23, 2005 general shareholders’ meeting, the Board of Directors decided to establish two free share grant plans based on economic performance on January 13, 2006 and two others on January 15, 2007.

Regarding the 2006 plans, the Board of Directors allocated 4,653,125 shares to 338 beneficiaries (“Plan A”). Definitive acquisition of shares under Plan A is contingent on our achieving a ratio of recurring EBITDA to net sales from operating activities as published in our 2006 consolidated financial statements greater than or equal to 13%. Under the second plan (“Plan B”), the Board of Directors allocated 4,653,125 shares to 338 beneficiaries. Definitive acquisition of shares under Plan B is contingent on our achieving a ratio of recurring EBITDA to net sales from operating activities as published in our 2006 consolidated financial statements that is greater than or equal to the average ratio of a reference group of European specialty chemicals manufacturers. The performance conditions under these two plans have been reached. Under both plans, shares are definitively acquired at the end of the two years following the date of allocation (January 14, 2008) and must be held for two years (until January 14, 2010).

Form 20-F 2006 – Rhodia - 78

Back to Contents

The table below sets forth the names, titles, principal employment locations and number of shares allocated pursuant to the two 2006 plans described above with respect to (i) the members of our Board of Directors (Mr. Clamadieu and Mr. Kheliff) who were allocated shares and (ii) the twelve employees of our Group who were allocated the highest number of shares.

Name	Position	Location	Plan A	Plan B	Total
Jean Pierre Clamadieu	Chief Executive Officer	France	300,000	300,000	600,000
Jacques Kheliff	Sustrainable Development Director and Director	France	47,000	47,000	94,000
Gilles Auffret (1)	Group Executive Vice President, Operations	France	180,000	180,000	360,000
Yves Boisdron (1)	Group Executive Vice President, Strategy	France	120,000	120,000	240,000
Pascal Bouchiat (1)	Group Executive Vice President and Chief Financial Officer	France	120,000	120,000	240,000
Bernard Chambon (1)	Group Executive Vice President, Human Resources Communications and Sustainable Development	France	120,000	120,000	240,000
Jean-Pierre Labroue (1)	Group Executive Vice President, General Counsel and Corporate Secretary	France	120,000	120,000	240,000
Mike DeRuosi	President of Novecare	USA	90,000	90,000	180,000
Laurent Schmitt	President of Polyamide	France	90,000	90,000	180,000
Olivier Caix	President of Organics	France	85,000	85,000	170,000
Patrick Koller	Industrial and Purchasing Director	France	85,000	85,000	170,000
Michel Audoin	President of Acetow	Germany	80,000	80,000	160,000
James Harton	President of Eco Services North America	USA	80,000	80,000	160,000
Olivier Clermont-Tonnerre	President of Silcea, Marketing and International Business Supervisor	France	80,000	80,000	160,000
(1) Members of the General Management Committee.

Regarding the 2007 plans, the Board of Directors allocated 4,129,500 shares to 448 beneficiaries (“Plan A”). Definitive acquisitions of shares under Plan A is contingent on our achieving a goal specifically determined by the Board of Directors, of the ratio of Net Debt to recurring EBITDA. Under the second plan (“Plan B”), the Board of Directors allocated 4,129,500 shares to 448 beneficiaries. Definitive acquisition of shares under Plan B is contingent on our achieving a recurring EBITDA-to-sales ration greater than or equal to the average ratio of a reference group consisting of specialty chemical companies. Under both plans, shares are definitively acquired at the end of the two years following the date of allocation (January 14, 2008) and must be held for two years (until January 14, 2010).

Options

The table below sets forth certain information relating to our stock option plans. Each option gives the right to subscribe to one Rhodia share. For a more detailed discussion of our stock option plans, see Note 33 to the Consolidated Financial Statements.

Option Plans	1998	1999/1	1999/2	2000/1	2000/2	2001	2002	2003	2004A	2004B
Date of shareholders’ meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00	05/21/02	05/21/02	05/21/02
Date of grant by Board of Directors	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02	05/28/03	06/17/04	06/17/04
Adjusted number of options outstanding as at 12/31/06 (1)	39,608	3,207,611	2,389,060	4,004,742	-	5,008,943	4,068,264	2,788,622	2,703,514	1,484,970
Adjusted number of options exercisable as at 12/31/06 (1)	39,608	3,207,611	2,389,060	4,004,742	-	5,008,943	4,068,264	2,788,622	-	-
Adjusted exercise price (1)	€9.08	€6.38	€6.38	€7.29	-	€6.68	€5.12	€2.34	€1.26	€1.26
Number of participants as at 12/31/06	12	290	288	399	-	601	428	458	269	72
Maximum term	10 yrs	10 yrs	10 yrs	10 yrs	10 yrs	12 yrs	12 yrs	12 yrs	8 yrs	8 yrs
Exercise period (2)	7 yrs from 06/24/01	7 yrs from 02/23/02	7 yrs from 03/01/02	7 yrs from 03/30/03	7 yrs from 09/27/03	9 yrs from 03/16/04	9 yrs from 03/20/05	9 yrs from 05/28/06	5 yrs from 06/17/07	5 yrs from 06/17/07

(1)

Following the May 7, 2004 and December 20, 2005 share capital increases, the Board of Directors adjusted the exercise price and number of options in conformity with the provisions of the Commercial Code and regulations applicable to stock options.

(2)

Without taking into account the tax holding period for tax residents in France of four years as from 2001 and five years previously.

Form 20-F 2006 – Rhodia - 79

Back to Contents

The performance condition under the 2004 B plan (Ratio of EBITDA to net sales are published in our 2006 consolidated financial statements greater than or equal to 13%) has been reached. At December 31, 2006, there were 25,695,334 options outstanding under our various stock option plans, representing 2.09% of our share capital on a diluted basis.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The table below sets forth the principal owner of our shares as of the dates indicated.

	December 31, 2006 (1)			December 31, 2005 (1)			December 31, 2004 (2)
	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights (3)	Number of shares	% capital	% voting rights
Sanofi-Aventis	-	-	-	96,110,182	8.17	2.84 (4)	96,110,182	15.3	15.3
Crédit Agricole	-	-	-	17,937,800	1.52	0.81 (4)	17,761,610	2.8	2.8
TIAA-CREF Investments Management, LLC	-	-	-	44,219,307	3.76	4.01	38,798,015	6.2	6.2
Capital Group International	67,191,300	5.58	5.58	-	-	-	-	-	-
Employees-Company Savings Plan	44,075,172	3.66	3.66	15,049,102	1.28	1.36	15,849,705	2.5	2.5

(1)

Source: Euroclear France and Capital Precision.

(2)

Source: Euroclear France and Ilios.

(3)

Based on 1,103,199,316 voting rights, taking into account (i) the loss of voting rights decided by the general shareholders’ meeting on June 23, 2005 and (ii) the capital increase of December 2005.

(4)

Taking into account the loss of voting rights decided by the general shareholders’ meeting on June 23, 2005.

At December 31, 2006, there were 1,204,186,174 ordinary shares issued and outstanding. At December 31, 2006, 33,851,675 ordinary shares were held in the form of ADSs, representing 2.8% of the total share capital and held by 455 registered shareholders.

On January 19, 2007, JP Morgan Asset Management, UK Ltd., notified us that it held indirectly 63,490,878 shares, equal to 5.3% of voting rights.

On January 9, 2007, Capital Group International Inc. notified us that if held indirectly 59,050,917 shares, equal to 4.9% of our share capital and voting rights.

To our knowledge, the share capital and voting rights held by members of our Board of Directors or General Management Committee are not material. To our knowledge, no shareholders, other than those mentioned in the above table, hold directly or indirectly more than 5% of our capital or voting rights.

We are not aware of any shareholders’ agreements between our shareholders.

Our major shareholders do not have voting rights different from those of other shareholders.

Form 20-F 2006 – Rhodia - 80

Back to Contents

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

Separation Agreement and Executive Compensation

During its March 6, 2007 meeting, your board authorized the conclusion of a separation agreement with Mr. Clamadieu.

Pursuant to this agreement, if his duties as Chief Executive Officer are terminated, regardless of the reason, other than in a limited number of cases, Mr. Clamadieu would be entitled to payment of a fixed amount equal to two years of a compensation consisting of (i) his fixed annual compensation at that time, plus (ii) the average variable compensation paid during the last three fiscal years prior to the termination of his duties. This compensation would not be owed to Mr. Clamadieu if his duties were terminated due to gross negligence (“faute grave”) or willful misconduct (“faute lourde”), his resignation (unless due to a change of control or major, long-term difference of opinion regarding the strategy followed by the board of directors), reaching the maximum age to perform his duties or his death.

Further, this agreement also states that:

•

the fiscal years during which he exercises his duties as Chief Executive Officer, as well as the compensation therefore, will be taken into consideration in calculating the rights that Mr. Clamadieu may have under the Officers’ and Directors’ Supplemental Retirement Plan (referred to as the “ODSRP”), of which he became a potential beneficiary in the performance of his employment contract (which is currently suspended);

•

subject to reaching any performance requirements as provided for in the plans, or the specific consent of the board of directors (for performance requirements that cannot be met until after his duties end), Mr. Clamadieu would retain the rights to the free attributions of shares and subscription or purchase options that he received or that he will receive during the term of his duties as Chief Executive Officer.

The Separation Agreement constitutes a “regulated” agreement under French law, according to article L 225-38 et seq. of the French Commercial Code, and as such must be approved at the shareholders’ meeting voting upon on a special report prepared by the auditors.

Furthermore, the employment contract of Mr. Khellif, Sustainable Development Director, was changed to provide an increase in fixed compensation totaling €170,000 and an increase in his target variable compensation from 25% to 30% of his fixed compensation.

Multicurrency Revolving Credit and Guarantee Facility

On June 17, 2005, we concluded an agreement with a limited number of banks, on our behalf and on behalf of certain of our subsidiaries, including Rhodia Inc., for a renewable syndicated multicurrency line of credit totaling €300 million and expiring June 30, 2008. In the framework of this agreement, Rhodia SA, Rhodia Inc and certain of our subsidiaries have agreed to a series of sureties with the above-mentioned group of banks and certain other banks who act as our creditors. These sureties include collateral title to the capital of our subsidiaries, intragroup loans and certain industrial assets located in the United States. Furthermore, according to the terms of the subordination agreement, in case of default we will subordinate certain debts owed by our subsidiaries to our guaranteed creditors. We will continue to repay the debts of our subsidiaries within the agreed to terms until no further case of default exists. At December 31, 2006 we had drawn 48 million under the Revolving Credit Facility line of credit.

Form 20-F 2006 – Rhodia - 81

Back to Contents

Guarantees agreed to in the framework of securitization of commercial debt

On December 21, 2004, we and certain of our European subsidiaries concluded a series of contracts with a French bank putting into place a five year program for the securitization of commercial debt, for a maximum financing amount of €300 million. In particular, we guaranteed the payment of the total sum due by our subsidiaries. At December 31, 2006, the amount of outstanding non-collected debt totaled approximately €215 million; obtained financing amounted to approximately €127 million.

ITEM 8.

FINANCIAL INFORMATION

Legal Proceedings

In the ordinary course of our business, we are involved in a certain number of judicial, arbitral and administrative proceedings. These proceedings are mainly initiated by buyers of businesses sold by us or involve environmental or civil liability compensation claims related to marketed chemicals. We are also subject to certain claims and lawsuits which fall outside the scope of the ordinary course of its business, the most significant of which are summarized below in this section.

Provisions for the charges that could result from these procedures are not recognized until they are probable and their amount can be reasonably estimated. The amount of provisions made is based on our assessment of the level of risk on a case-by-case basis and depends on our assessment of the basis for the claims, the stage of the proceedings and the arguments in our defense. The occurrence of events during proceedings may lead to a reappraisal of the risk at any moment.

Certain of our US subsidiaries have potential liabilities under US federal Superfund legislation and environmental regulations at the state or federal level. Given the nature of the proceedings, the number of plaintiffs, the volume of waste at issue and the provisions that have already been recognized for these cases, we estimate that these claims will not result in significant costs for us and will not give rise to significant additional provisions. See “Item 3. Key Information—Risk Factors.”

We also believe that there is no litigation or exceptional issues that, taken individually or as a whole, could have a material negative impact on our business, financial condition or results of operations, other than those detailed below.

AMF administrative proceedings

On October 6, 2003, we were informed that the General Director of the French Commission des Opérations de Bourse (who subsequently became the General Secretary of the French Autorité des Marchés Financiers (“AMF”) following a reform of the French market regulatory agencies) had launched an inquiry into our financial reporting. On March 29, 2005, the AMF notified us of the findings by the specialized commission of the AMF of three alleged rule infringements concerning financial reporting in 2002 and at June 30, 2003:

•

valuation of ChiRex;

•

valuation of deferred tax assets; and

•

financial disclosures regarding debt, liquidity and environmental risks.

Form 20-F 2006 – Rhodia - 82

Back to Contents

We put forward strong arguments in defense of the AMF allegations in a defense statement that we filed at the end of July 2006. A decision by the AMF Enforcement Commission is expected in 2007. Under applicable French law, the maximum fine that could be imposed in the event that penalties were to be assessed against us in this proceeding would be €1.5 million.

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

•

In the first commercial suit, the plaintiffs sued certain members of our Board of Directors, our auditors at the time, and Aventis (now Sanofi-Aventis), claiming damages of approximately €131.8 million as compensation for their alleged personal losses.

•

In the second commercial suit, the plaintiffs sued certain members of our Board of Directors at the time and Aventis and demanding that the defendants be ordered to pay Rhodia €925 million under the individually brought (“ut singuli”) action as compensation for the alleged harm Rhodia suffered.

Taking due note of the existence of a judicial inquiry involving identical facts, the Paris Commercial Court called for the adjournment of the two proceedings on January 27 and February 10, 2006 until a definitive decision was taken with respect to the criminal proceedings. On July 25, 2006, Rhodia was informed that the plaintiffs in the first suit had appealed against the decision of the Chairman of the Paris Appeal Court that prevented them from appealing against the adjournment of February 10, 2006.

In 2004, the aforementioned shareholder plaintiffs of the second commercial suit, together with others, filed a lawsuit before the Supreme Court of the State of New York, based on similar alleged losses for approximately €60 million. On December 23, 2004, we were notified of an amended petition adding allegations relating to under-provisioning of pension obligations and environmental liabilities. In January 2005, we filed a motion to dismiss for forum non conveniens, which was granted on July 5, 2006 in a non-appealable decision. This litigation was therefore settled in our favor.

•

On March 19, 2005, one of the minority shareholders in the cases mentioned above brought suit (in an ut singuli proceeding) against the Chairman of our Board of Directors and our Chief Executive Officer, alleging mismanagement, in an attempt to have them repay Rhodia the amounts paid to Mr. Jean-Pierre Tirouflet upon his departure in October 2003 (severance payment of €2.1 million and, if applicable, payments made under a supplementary retirement plan, for which no sums have been paid to date). The defendants contest the merits of this claim. A decision of the trial court is expected in 2007.

•

Since April 7, 2005, various complaints have been filed by our shareholders, including certain “ERISA”1 type litigation filed by company employees, against us as well as certain of our Directors and senior Management in the US federal court for the Southern District of New York and in the federal court of the District of New Jersey. On October 21, 2005, the US judicial panel on multidistrict litigation decided to regroup all the pending litigation which was then transferred to the US federal court for the Southern District of New York as one law suit. It was specified nevertheless that the “ERISA” type litigation will be judged by the same court in parallel due to its particularity. The plaintiffs have generally alleged that between April 26, 2001 and March 23, 2004 or March 24, 2005, depending on the plaintiff, certain provisions of the Securities Exchange Acts of 1933 and 1934 were violated, notably in terms of financial communication. The certification proceeding has begun and may lead to a consolidated class action suit. On September 28, 2006, the plaintiffs filed an amended complaint, aiming to reinforce their case. Following this complaint, we filed on November 28, 2006 a motion to dismiss for forum non conveniens on various procedural grounds.

•

On June 27, 2005, we were officially notified of the criminal investigation “against an unspecified defendant” conducted by Judges Pons and d’Huy during a search carried out at our headquarters. This investigation related to three criminal complaints which were filed by shareholders against an unspecified defendant alleging various financial and accounting improprieties relating to us, including misleading financial disclosure, insider trading and abuse of corporate assets. With respect to one of the complaints that was filed as an ut singuli proceeding, we decided to join the entire criminal procedure as a civil party on January 25, 2006. This procedure is still on-going at December 31, 2006.

1

Relates to litigation with respect to US retirement plans, in which certain US employee-shareholders contend that Rhodia has not invested in an appropriate and sufficiently prudent manner their retirement savings plan assets, which it manages in their interests.

Form 20-F 2006 – Rhodia - 83

Back to Contents

Commercial Litigation

Adisseo

Following a fire at its Roches de Condrieu Sik on May 22, 2003, Rhodia Eco Services Sulfurique had to invoke force majeure in connection with its performance under a contract with Adisseo to supply hydrogen sulfide. Adisseo immediately sought compensation and demanded damages of €380,000 (contractual penalty for interruption in the supply of hydrogen sulfide). Adisseo subsequently sought to exercise its call option, which would result in the transfer of Rhodia Éco Services Sulfurique’s hydrogen sulfide and carbon sulfide business to Adisseo for €1. This dispute was in arbitration before the French arbitration association, the A.F.A. (Association Française d’Arbitrage). On November 21, 2004, an additional demand relating to the alleged operating losses of €27 million following the fire was sent to Rhodia Eco Services Sulfurique. Rhodia PPMC (successor to Rhodia Eco Services Sulfurique) challenged all of these claims. Furthermore, on August 30, 2005, Rhodia PPMC learned that Adisseo’s insurers wished to voluntarily intervene in the arbitration, which was approved, it being specified that the insurers would be subrogated in the rights of Adisseo for up to €12,097,602, corresponding to the sums that they had paid Adisseo without consulting Rhodia to compensate for the alleged operating losses.

On December 19, 2006, all the parties to these procedures signed a settlement agreement which resulted in the payment of €1.85 million by Rhodia Opérations (successor to Rhodia PPMC) to the insurers, thus terminating this litigation. This agreement was subject to the disposal of our Silicones business.

Rhodia/Innophos litigation

On November 8, 2004, we received from Innophos, a subsidiary of Bain Capital, a complaint originating from Mexico’s National Water Commission relating to water use at the Coatzacoalcos site during the period from 1998 to 2002. The total claim amounts to approximately 1.5 billion Mexican pesos (around €100 million), including user fees, interest and penalties. The Coatzacoalcos site was part of the specialty phosphates business that was sold in August 2004 to Bain Capital, giving rise to the creation of a new company, Innophos. To best protect its interests, we informed Bain that we were willing to assume direct responsibility, subject to certain legal reservations, for resolving this matter with the Mexico National Water Commission. Since then, we have worked closely with Innophos to prepare a response, which was filed in Innophos’ name on January 17, 2005. The amount of the initial claim was lowered following the application we made to the administrative authority to reconsider and materialized by a decision rendered on August 29, 2005. The total amount of the revised claim is approximately €16.5 million. We still believed that stronger arguments exist in its defense and with respect thereto made public in November 2005 our demand to cancel the claim pending before the Mexican federal administrative and tax courts. However, we and Innophos still disagreed as to the precise scope of their respective contractual obligations relating to this claim and Innophos filed suit before the New York (United States) court in December 2004. On June 13, 2005, the court ruled in favor of Innophos, and Rhodia filed an appeal against this decision on June 16, 2005. This case is still on-going at December 31, 2006.

Based on our analysis of the merits of the case, we did not consider it necessary to recognize a provision in respect of this claim.

Rhodianyl/KoSa France Holding arbitration

On October 1, 2004, KoSa France Holding (new Rhodianyl partner in the Butachimie Joint Venture) launched a counter-arbitration proceeding (ICC) parallel to the arbitration (ICC) currently underway between Rhodianyl and DuPont France (its former partner in the Butachimie Joint Venture), to overturn the expected sentence in the Rhodianyl/DuPont France proceeding. In this initial arbitration, Rhodianyl requested the arbitration court to recognize the inexistence of a geographical limitation on the sale, export or use of ADN produced by Butachimie. This position was settled in favor of Rhodianyl in the final June 13, 2005 award (final award which may not be appealed). Under these conditions, the main demands (principally based on claims contrary to those made by Rhodianyl in its arbitration against DuPont France) made as part of the counter-arbitration proceeding by KoSa France Holding–for an initial amount of around €37 million reduced to €21.5 million in January 2006, to which should be added, according to KoSa, the amount of sales that will be generated in 2006 until the arbitration award is rendered, or alternatively and on a subsidiary basis an amount of €147 million–were according to us without merit. The arbitral award rendered on June 15, 2006 confirmed the position already adopted in favor of Rhodianyl in the Rhodianyl/DuPont France case since: (i) we are totally free to use and export the ADN (and its by-products) of Butachimie, (ii) no compensation was granted to Kosa for the elimination of this “alleged” contractual usage and export restriction and (iii) no damages were allocated to Kosa for the 2004 strikes. This litigation was therefore definitively settled in our favor.

Form 20-F 2006 – Rhodia - 84

Back to Contents

Other procedures

Securities and Exchange Board of India

We are involved in proceedings in India initiated by the Securities and Exchange Board of India (“SEBI”), which is seeking to require us to initiate a public tender for 20% of the shares of Albright & Wilson Chemicals India Limited (“AWCIL”), a listed subsidiary of the group formerly known as Albright & Wilson, which we acquired in 2000 and of of which we now own 72.79%. These shares would be acquired at a price of 278 rupees per share, based on the value of those shares at the time of our acquisition of Albright & Wilson, and increased by interest accrued since 2000. Such a decision by the SEBI would increase our holding of AWCIL from 72.79% to 92.79%. As our shareholding would then exceed 90%, we would then be required, to initiate a mandatory public tender offer (or “squeeze out”) for the remaining 7.21% of outstanding shares for the same price. In this case, all the shares not-yet held by us (27.21%) would be acquired for €7.2 million. We are challenging the merits of SEBI’s claims, but the risk is provided for in the financial statements. The High Court of Mumbai, which is hearing the case on our appeal following an initial unfavorable judgment, is expected to make a final decision in 2007.

Oil for food Program

Two of our subsidiaries, Rhodia Silicones and Rhodia Middle East Jordan, were named in the report of the United Nations independent investigation committee concerning the “Oil for Food Program” in Iraq. The report notes alleged illicit payments of around $1.7 million made in regard to petroleum surpluses and humanitarian aid with respect to contracts with Iraq. Following an internal investigation into the matter, no embezzlement was identified. The conclusions of this investigation were submitted in April 2006 to the United Nations independent investigation committee, which did not transmit any comments to us.

Significant procedures entered into by Rhodia

Silver Bow site

After several unsuccessful approaches by us and Rhodia Inc. to reach an amicable settlement with Aventis, we sent a formal legal notice to Sanofi-Aventis on October 8, 2004, asking it to bear a portion of the clean-up costs related to the Silver Bow site. In the absence of satisfactory response from Sanofi-Aventis, Rhodia Inc., which never operated the Silver Bow site, filed a complaint against Sanofi-Aventis and Bayer CropScience Inc. with the US District Court for the District of New Jersey on December 29, 2004, under the US Comprehensive Environmental Response, Compensation and Liability Act and New Jersey state law to recover a portion of the clean-up costs. On October 6, 2006, the New Jersey District Court announced the administrative suspension of these proceedings, pending the decision of another court regarding a similar question.

Form 20-F 2006 – Rhodia - 85

Back to Contents

Cubatao site

We and Rhodia Brasil filed a complaint against Sanofi-Aventis on March 15, 2005, with the Commercial Court of São Paulo. This claim involves the recovery of costs unfairly borne by Rhodia Brasil and directly related to the operation by Rhône-Poulenc of this site, which was definitively closed in 1993. On March 28, 2006, Rhodia Brasil’s claim was declared inadmissible by the Central Civil Court of São Paulo. Rhodia Brasil appealed the decision on April 27, 2006.

Other environmental and employee pension liabilities

With respect to the arbitral proceedings we initiated in April 2005 against Sanofi-Aventis (Rhône-Poulenc’s successor), the court stated in its ruling of September 12, 2006 that it lacked the jurisdiction to decide on our main request regarding the existence of a compensation right for all the liabilities transferred with respect to retirements and the environment. In addition, in response to a subsidiary request, the compensation limits provided under the 1998 environment guarantee contract and the March 2003 settlement were confirmed. Accordingly, there was no additional compensation. We filed an application with the Paris Appeal Court to set aside this ruling.

Dividend Policy

The following table sets forth the total dividends paid per share and per ADS with respect to each year indicated, with and without the French avoir fiscal and before deduction of any French withholding tax.

Year to which dividend related	Dividend per share (1)	Dividend per share including avoir fiscal (1)
	€	€
2001	0.12	0.18
2002	0.12	0.18
2003	0	0
2004	0	0
2005	0	0
(1) Not adjusted to reflect the issuance of new shares.

Our Board of Directors decided not to propose payment of a dividend in 2007 in respect of fiscal year 2006. The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of our Board of Directors and approval by the shareholders at the shareholders’ annual meetings. We will be able to pay dividends in the future depending on our financial performance and within the flexibility of the covenants included in certain of our financing agreements. In addition, certain of our financing agreements include covenants limiting our ability to declare dividends. Unconsolidated statutory net income in each fiscal year (after deduction for depreciation and provisions), as increased or reduced, as the case may be, by any income or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or to our by-laws, is available for distribution to our shareholders as dividends.

Record holders of ADSs on the dividend record date will be entitled to receive payment in full of a dividend declared in respect of the year for which it may be declared. Cash dividends payable to such holders will be paid to the depositary in euro and, subject to certain exceptions, be converted into dollars by the depositary. See “Item 10; Additional Information – Dividends” for information regarding French law considerations affecting the payment of dividends.

Any dividends paid to US holders of shares or ADSs who are not residents of France will generally be subject to French withholding tax at a rate of 25% or, if such holders qualify for benefits under the applicable US-France tax treaty and comply with the procedures for claiming treaty benefits, a reduced rate of 15%. See “Item 10. Additional Information—Taxation” for a summary of French and US tax consequences to holders of shares or ADSs. Prospective purchasers of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

Form 20-F 2006 – Rhodia - 86

Back to Contents

ITEM 9.

THE OFFER AND LISTING

Trading Markets

Our ordinary shares are traded on the Eurolist by Euronext™ market (Compartment A) of Euronext Paris, their principal trading market, under the ISIN code FR0000120131. In the United States, our ordinary shares trade in the form of American Depositary Shares issued by Citibank N.A. as depositary, each representing one ordinary share (the “ADSs”). Our ADSs are listed on the New York Stock Exchange where they trade under the symbol “RHA” and ADS CUSIP number 762397 107.

The table below sets forth, for the periods indicated, the reported high and low last sales prices in euro for our ordinary shares on the Eurolist by Euronext™ of Euronext Paris (source: Dow Jones) and the high and low sales prices in dollars for the ADSs on the NYSE (source: Dow Jones).

	Euronext Paris Price Per Share		NYSE Price per ADS
	High	Low	High	Low
	€	€	$	$
March 2007	2.77	2.53	3.66	3.26
February 2007	2.91	2.65	3.80	3.44
January 2007	2.90	2.59	3.77	3.27
December 2006	2.69	2.43	3.52	3.22
November 2006	2.45	2.12	3.19	2.70
October 2006	2.16	1.80	2.70	2.27
2006 full year	2.69	1.30	3.52	1.66
Fourth quarter	2.69	1.80	3.52	2.27
Third quarter	1.81	1.38	2.36	1.72
Second quarter	2.31	1.30	2.84	1.66
First quarter	2.42	1.83	2.85	2.21
2005 full year	1.82	1.06	3.12	1.60
Fourth quarter	1.82	1.29	2.50	1.68
Third quarter	1.55	1.14	2.19	1.60
Second quarter	1.35	1.06	2.28	1.60
First quarter	1.66	1.28	3.12	2.14
2004	2.18	0.79	4.99	1.16
2003	4.66	1.64	8.50	3.74
2002	6.91	3.26	11.30	5.76
Source: Thomson One.

Stock Option and Share Grant Plans

Our stock option plans and share grant plans are described in “Item 6. Directors, Senior Management and Employees – Employee and Director Share Ownership” and in Note 33 of the Consolidated Financial Statements.

Trading Practices and Procedures on Euronext Paris Markets

General

Euronext N.V. is comprised of Euronext Paris, Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and the London International Financial Futures and Options Exchange (“LIFFE”).

Form 20-F 2006 – Rhodia - 87

Back to Contents

Securities quoted on any of the stock exchanges participating in Euronext cash markets are traded and cleared through common Euronext platforms: NSC is the common platform for trading and Clearing 21 for clearing. LIFFE CONNECT™, the LIFFE trading platform, is used for all Euronext futures and options. Euronext Paris SA has implemented a central clearinghouse of settlement and custody structures. However, these securities remain listed on their respective local exchanges. As part of Euronext, Euronext Paris SA retains responsibility for the admission of securities to Euronext Paris’ trading markets, as well as for the regulation of these markets.

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

Euronext Paris SA and Eurolist by Euronext™

As from February 21, 2005, all securities traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market “Eurolist by Euronext™” which is operated by Euronext Paris SA. In accordance with the rules of Euronext Paris SA, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed between three capitalization compartments, according to the criteria set by Euronext Paris:

•

compartment A comprises the companies with a market capitalization above €1 billion;

•

compartment B comprises the companies with a market capitalization between €150 million and up to and including €1 billion; and

•

compartment C comprises the companies with a capitalization below €150 million.

Our shares are classified in Compartment A.

Euronext Paris SA places securities in two categories depending on their trading volume. The two categories are “Continu” (continuous trading) or “Fixing” (call auctions). Our ordinary shares are placed in the category Continu, which includes the most actively traded securities.

Securities listed on Eurolist by Euronext™ are traded through authorized financial institutions that are members of Euronext Paris.

For Continu securities, trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. From 5:30 p.m. to 5:40 p.m., which corresponds to “trading at last phase”, transactions are executed at the closing price. Any trade of securities that occurs after a stock exchange session closes is recorded on the next Eurolist trading day at the previous session’s closing price for that security. Euronext Paris SA has introduced continuous electronic trading during trading hours for most actively traded securities. Euronext Paris publishes a daily official price list that includes, among other things, price information on listed securities. Trading in a security after trading hours can be effected within a range of 1% of the closing price.

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

Form 20-F 2006 – Rhodia - 88

Back to Contents

Trades of securities listed on Eurolist by Euronext™ are settled on a cash settlement basis (“au comptant”) on the third trading day after the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (ordre stipulé à règlement livraison différé, or “OSRD”) for a fee. The OSRD allows investors to benefit from certain leverage and other special features of the former monthly settlement market (marché à règlement mensuel). The OSRD is only available for trades in securities that have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million on Euronext Paris SA and that are cited on the list published by Euronext Paris SA Our shares are eligible for the OSRD service. Investors in securities eligible for OSRD service can elect on the determination date (date de liquidation), which is at the latest the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

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

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France SA, a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist by Euronext™ are cleared and settled through Euroclear France SA using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Purchase and Trading by Rhodia in our Own Shares

Purchase of our own shares

In accordance with French law, we may not subscribe to our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase up to 10% of our share capital in connection with a share repurchase program prospectus (note d’information). Since July 26, 2005 the requirement to obtain a prior approval (visa) from the AMF on a share repurchase program prospectus was eliminated. The public will now be informed of such program through a document called program description (descriptif du programme) which is made freely available to the public and published on the AMF’s website. We may not repurchase an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

We must hold any shares that we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

Form 20-F 2006 – Rhodia - 89

Back to Contents

As at December 31, 2005 and December 31, 2006, we held no treasury shares.

We are not currently authorized to repurchase our shares. The Board of Directors has submitted a resolution to the general shareholders’ meeting to be held on May 3, 2007 to authorize the Board of Directors to repurchase and dispose of up to 10% of the share capital of our Company at a maximum purchase price of €5 per share, for a period of 18 months. This authorization is requested for an 18 month period.

Under the requested authorization the Board of Directors would be able to proceed with repurchases in order to:

•

participate in reverse split transactions involving the Company’s shares, as described in a resolution submitted to the general shareholder’s meeting to be held on May 3, 2007;

•

attribute shares to employees, officers and directors of our Group, under no-cost share attribution plans, stock subscriptions, or any other form of allocation;

•

issue shares when the exercise rights attached to securities grant access to capital;

•

create a market for the security pursuant to a liquidity agreement, in accordance with the practices of the market recognized by the French “Autorité des Marchés Financiers”;

•

retain or subsequently issue in exchange or as payment for acquisitions in accordance with the practices of the market recognized by the French “Autorité des Marchés Financiers”; and

•

use them in accordance with new market practices allowed by the French “Autorité des Marchés Financiers” and in general any other transactions consistent with applicable regulations.

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

•

trading during a 15-day period before the date on which the Company makes its consolidated, annual and interim accounts public.

Form 20-F 2006 – Rhodia - 90

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

In addition, as the case may be, we will disclose, at least once a month, specified information regarding any such transactions.

ITEM 10.

ADDITIONAL INFORMATION

By-laws

We are a société anonyme, a form of French corporation, incorporated under the laws of France.

Our registered office is located at: Immeuble Cœur Défense, Tour A, 110 Esplanade Charles de Gaulle – 92400 Courbevoie. We are registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. For more information about the Company, please see “Item 4. Information About Rhodia –Corporate History”.

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

Board of Directors

For a discussion of Directors’ powers under French law and our by-laws, see “Item 6. Directors, Senior Management and Employees – Board of Directors, Chairman and/or Chief Executive Officer”.

Shareholders’ meetings and Voting Rights

In accordance with French law, there are three types of shareholders’ general meetings: ordinary, extraordinary and special.

Ordinary general meetings are required for matters such as the election, replacement and removal of Directors, the allocation of fees to the Board of Directors, the appointment of statutory auditors, the approval of annual financial statements and Consolidated Financial Statements, the declaration of dividends or authorization of dividends to be paid in shares and the approval of related party transactions.

Form 20-F 2006 – Rhodia - 91

Back to Contents

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

Special meetings of shareholders of a certain category of shares or of securities giving access to a company’s share capital are required for any modification of the rights attached to such category of shares or for any modification of the terms of such securities giving access to such share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual ordinary general meetings

French law requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual and Consolidated Financial Statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by a decision of the President of the Tribunal de commerce (Commercial Court). Our Board of Directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If our Board of Directors fails to convene a shareholders’ meeting, our statutory independent auditors may call the meeting. In the event of a bankruptcy the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent to convene a shareholders’ meeting:

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

Notice of shareholder’s meetings

Annual shareholders’ meetings are called in accordance with French Law. All shareholders are entitled to participate to such meetings, regardless of the number of shares they own on the date of the meeting, provided that their stock has been fully paid up. General meetings must be announced at least 35 days in advance by means of a preliminary notice (avis de réunion) published in the Bulletin des annonces légales obligatoires (the “BALO”). Such preliminary notice is usually first sent to the AMF. The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. It must contain, among other things, the time, date and place of meeting, the preliminary agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by proxy.

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

Typically, shareholders can only vote on matters included in the agenda for the meeting. However, shareholders may vote on the dismissal of Directors under certain circumstances and on certain miscellaneous matters even if they are not included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be submitted to the Board of Directors within ten days of the publication of the preliminary notice in the BALO by one or several shareholders holding a specified percentage of our share capital, by the “Workers Committee” (Comité d’entreprise), or by a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 5% of our voting rights. The Board of Directors must submit these resolutions to a vote of the shareholders.

Form 20-F 2006 – Rhodia - 92

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

Attendance and voting at shareholders’ meeting

Each share confers on the shareholders the right to one vote. Participation of shareholders at a shareholders’ meeting is not restricted in any way. Pursuant to our by-laws, a shareholder does not need to have a minimum number of shares in order to be able to attend or be represented at a general meeting or to vote by videoconference or any other means of telecommunication which allows the shareholder to be identified.

Under French law, shares of a company held by entities controlled directly or indirectly by that Company are not entitled to voting rights and are not counted for quorum and majority purposes.

Under French law, the right to attend a shareholders' meeting must be documented by the accounting registration of securities on behalf of the shareholder, or on behalf of an intermediary registered therefore, at midnight (Paris time) three business days (D-3) prior to the meeting, either in a registered account maintained by the company (or its agents), or in a bearer securities account maintained by an authorized intermediary.

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

Form 20-F 2006 – Rhodia - 93

Back to Contents

Representation of non-French residents

Pursuant to French law, a shareholder who is not a French resident may be represented at the general meeting by an intermediary under the name of which he or she is registered and who is acting on his or her behalf (see “Form, holding and transfer of shares – Holding of shares”) if:

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

Quorum

Under French law, a quorum requires the presence, in person, by mail or by proxy, or by any means including remote data transmission, in accordance with applicable laws and our by-laws, of shareholders holding at least (i) 20% of the shares entitled to vote, in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums, (ii) 25% of the shares entitled to vote, in the case of any other extraordinary general meeting, or (iii) 33 1/3% of the shares entitled to vote in the case of any special meeting.

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

Form 20-F 2006 – Rhodia - 94

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

Pursuant to the French Financial Security Law of August 1, 2003, the Chairman of our Board prepares a special report to the annual general shareholders’ meeting regarding the terms of preparation and organization of the workings of our Board of Directors, the terms of internal controls procedures implemented by our Company and the restrictions, if any, that our Board of Directors has placed on powers granted to the Chief Executive Officer (Directeur général). More precisely, this report describes our internal control objectives, the organization of internal control participants and internal control procedures in place. This report will be presented to the combined extraordinary and ordinary shareholders’ meeting of May 3, 2007.

Dividends

We may only distribute dividends to our shareholders from our stand-alone net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our by-laws.

Legal reserve

French law provides that French sociétés anonymes such as our Company must allocate 5% of their unconsolidated statutory net profits in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in that fund equals 10% of the aggregate nominal amount of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. The legal reserve constitutes a legal guarantee for third party dealing with us and, in this respect, they may not be distributed to shareholders, nor used by us to purchase treasury shares. In the event of loss, the legal reserve funds will be used to compensate such loss in the absence of any other available reserve. As of the present date, our legal reserve is approximately €32 million (before profit allocations that are to be decided at the general shareholder’s meeting to be held on May 3, 2007).

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

Form 20-F 2006 – Rhodia - 95

Back to Contents

Option to receive dividends in shares

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

Since the promulgation of the ordinance no. 2004-604 of June 24, 2004, shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in our share capital to the Board of Directors. The Board of Directors may further delegate this right to the Chief Executive Officer and with his agreement, to one or several delegated general directors (directeurs généraux délégués).

Under French law, each time shareholders decide on a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase (except when the increase in share capital results from an earlier issue of securities giving rights to shares), they must decide whether or not to proceed with a capital increase reserved to the employees of the Company and its subsidiaries or, delegate to the Board of Directors the authority or powers to carry out such reserved capital increase, as applicable.

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

Form 20-F 2006 – Rhodia - 96

Back to Contents

Preferential Subscription Rights of shareholders

Under French law, current shareholders have preferential subscription rights to subscribe on a pro rata basis for issuances of new shares or other securities giving rights to our share capital issued by us for cash. These preferential subscription rights require us to give priority treatment to our shareholders. Shareholders may waive their preferential rights in respect of a particular offering, either individually or as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights, if they have not previously waived these rights. Also, during this period, preferential subscription rights may be listed on Euronext Paris or any relevant stock exchange.

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

For additional information, see “Item 3. Key Information – Risk Factors – Risks Related to our Shares and to our ADSs”.

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

Form 20-F 2006 – Rhodia - 97

Back to Contents

Holding of shares

In accordance with French law concerning the dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France SA (“Euroclear”) with respect to all shares in registered form, which is administered by Société Générale acting on our behalf as our agent. In addition, we maintain separate accounts in the name of each shareholder either directly or through the holder’s accredited intermediary. Each shareholder’s account shows the name of the holder and the number of shares held and shows whether shares are held through an accredited intermediary. Société Générale, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the holder’s account. However, these confirmations are not documents of title.

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

Form 20-F 2006 – Rhodia - 98

Back to Contents

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

Requirements for Holdings Exceeding Certain Percentages

French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that directly or indirectly becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3, 50%, 66 2/3%, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our Company, or whose holdings fall below any of these thresholds, must notify us within 5 trading days of crossing the threshold of the number of shares and voting rights it holds. The individual or entity also must notify the AMF within 5 trading days of crossing any of these thresholds. A holder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The shareholder will not regain these voting rights until 2 years following the date that it notifies the AMF of having crossed this threshold. Also, a shareholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to 5 years by the commercial court at the request of our Chairman, any of our shareholders or the AMF, or may be subject to criminal penalties and fines.

Under French law, any person or persons, acting alone or in concert with others, who acquire more than 10% or 20% of our outstanding share capital or our voting rights, either through shares or ADSs, must fill a report within ten trading days following the threshold crossing to us and the AMF. In this report, the acquirer must indicate whether or not he intends, within the 12-month period following the acquisition, to increase his shareholdings and to request a seat on our Board of Directors and whether they are acting in concert with others. The AMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new disclosure report. The sanctions regarding failure to comply with these rules are identical to those regarding threshold crossings described above.

Form 20-F 2006 – Rhodia - 99

Back to Contents

To permit shareholders to give the notice required by French law, we must publish, pursuant to our by-laws, information regarding the total number of current and potential shares and voting rights and the number of securities granting access immediately or subsequently to capital or voting rights available as of the date of our annual general meeting in the BALO within 15 calendar days after this meeting and inform the AMF thereof. Under French law, every month, we must also notify the AMF of, and publish, the total number of voting rights and shares of our share capital if the number of available voting rights and shares so notified has changed compared with the last published information. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver to Citibank, our ADS depositary bank, notifications regarding shares represented by ADRs and Citibank will forward the notification to us and the AMF as soon as practicable.

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

Purchase of our Own Shares

Under the French Commercial Code, we may not issue shares to ourselves. However, we may purchase our own shares in the limited cases described in “Item 9. The Offer and Listing – Purchase and Trading by Rhodia in Its Own Shares”.

French Insolvency Laws

Rhodia SA is incorporated in France and, consequently, any insolvency proceeding involving Rhodia would proceed under the laws of France. In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. A law dated July 26, 2005 reforming French insolvency proceedings was adopted by the French Parliament (Loi no. 2005-845 du 26 juillet 2005 de sauvegarde des entreprises). This law came into effect on January 1, 2006 and applies to all procedures started as at January 1, 2006.

Pursuant to article 1244-1 of the French Civil Code (Code civil), French courts may order the deferral or otherwise reschedule over a maximum period of two years the payment obligations of the debtor. In addition, pursuant to article 1244-1, French courts may order that any such deferred or rescheduled amounts bear interest at a lower rate than the contractual rate (yet not lower than the minimum statutory rate) and/or that payments be first allocated to the repayment of the principal rather than interest. A court order rendered under article 1244-1 of the French Civil Code in respect of one or more creditors will automatically suspend any pending enforcement proceedings initiated by such creditors against the debtor and any contractual penalties for late payment will not accrue or be due during the period set by the court.

A company may, provided it faces actual or foreseeable difficulties of a legal, economic or financial nature and so long as it has not been insolvent for more than 45 days (as defined by the French insolvency test of cessation des paiements, under which the company cannot pay its outstanding debts out of its available assets), petition for conciliation proceedings (formerly voluntary arrangement - règlement amiable). This procedure will result in the appointment of a conciliator in charge of supervising and facilitating a rescheduling agreement.

Conciliation proceedings may last up to five months (the president of the commercial court can appoint a conciliator for a period not exceeding four months which he may, through a reasoned ruling, extend by one month at the most when so requested by the conciliator). A company’s creditors may continue to pursue any legal proceedings against it during the conciliation phase. When such creditors pursue the company during conciliation proceedings, the company will have the possibility to ask the judge to defer or reschedule its payment obligations. The aim of conciliation proceedings is to facilitate the conclusion of an amicable restructuring between the company and its principal creditors as well as its usual contract partners. An agreement reached by means of a conciliation procedure can either be approved by a court ratification (homologation) or recognized by the court (constatation). Where an agreement reached by means of a conciliation procedure is approved by a court ratification order, which can only be requested by the debtor, creditors providing additional capital to support the debtor’s attempt to recover will be privileged in the event of subsequent insolvency or liquidation proceedings. As an alternative to the approval procedure, the parties may request, by means of a joint application, that the court recognize the conciliation agreement. However, an agreement that is recognized will not allow creditors to benefit from the above-mentioned privilege.

Form 20-F 2006 – Rhodia - 100

Back to Contents

When conciliation proceedings fail, the judge terminates the conciliator’s mission. If the debtor is not insolvent at the time, the debtor will have the choice of initiating safeguard proceedings. On the contrary, if the debtor is insolvent, the judge will initiate reorganization or liquidation proceedings:

The 2005 French Insolvency Law introduced a new procedure called “safeguard proceedings” (procédure de sauvegarde). The main objectives of this procedure are to permit the survival of the company as a going concern, to preserve employment and to discharge the liabilities of the company. The company, to the exclusion of its creditors, can only initiate this procedure provided it does not meet the French insolvency test of cessation des paiements. The company should be facing difficulties that could lead to an insolvency situation in order to trigger safeguard proceedings. These proceedings are governed by the same rules as the reorganization proceedings (as described hereafter). Two creditors’ committees (one for main suppliers, one for credit institutions) are set up for large companies (more than 150 employees or €20 million in turnover and the company’s accounts must have been certified by a statutory auditor or prepared by a public accountant) and should be consulted on the safeguard plan (as well as on the reorganization plan in the case of reorganization proceedings) drafted by the debtor’s Management during the observation period, which may last up to a maximum of 6 months which may be renewed once by a reasoned ruling on motion of the administrator, the debtor or the public prosecutor for another period of 6 months. It may also be extended exceptionally, on motion of the public prosecutor, by a reasoned ruling of the Court for a period which may not exceed 6 months.

The safeguard procedure has two possible outcomes, the adoption of the safeguard plan and as a consequence, the continuation of the business of the company. The plan may also provide for the cessation or the sale of part of the business of the company, if it is considered necessary for the reorganization of the company. If the preparation of a safeguard plan is impossible and the safeguard procedure fails, the court may either order the cessation of part of the business, make an order for the reorganization of the company or if the reorganization is “manifestly impossible”, the court may decide to liquidate the company. If during the performance of the plan, the debtor meets the French insolvency test of cessation des paiements, the court which has confirmed the plan shall, after the public prosecutor has given his opinion, order its rescission and pronounce a judicial liquidation.

When a company is in a situation where it is unable to pay its outstanding debts from its available assets, it is required to petition for bankruptcy within 45 days from the beginning of its insolvency. If it does not, directors and, as the case may be, de facto managers are subject to civil liability. The proceedings may also be initiated by creditors, the public prosecutor or by the court on its own initiative. As seen above, two creditors’ committees could be set up and should be consulted on the reorganization plan.

The court order commencing bankruptcy proceedings (jugement d’ouverture) may order either the reorganization of the company or its liquidation. In the event of reorganization, an administrator appointed by the court (the court has no obligation to appoint an administrator when the company has less than 20 employees and has an annual turnover of less than €3 million) investigates the business of the company during an initial observation period and makes proposals for its reorganization, sale or liquidation. At any time during this observation period, the court can order the liquidation of the company.

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

Form 20-F 2006 – Rhodia - 101

Back to Contents

Void transactions include transactions or payments entered into during the suspect period that constitute voluntary preferences for the benefit of some creditors to the detriment of other creditors. These include transfers of assets for no consideration, contracts under which the reciprocal obligations of the debtor significantly exceed those of the other party, payments of debts not due at the time of payment, payments made in a manner which is not commonly used in the ordinary course of business, security granted for debts previously incurred, decisions to grant stock options, to exercise or sell these options, the transfer of goods or rights in a fiduciary estate and provisional measures, unless the right of attachment or seizure predates the date of suspension of payments.

Voidable transactions include transactions or payments made when due after the date of suspension of payments, if the party dealing with the debtor knew of the suspension of payments. Transactions relating to the transfer of assets for no consideration are also voidable when realized during the six-month period prior to the beginning of the suspect period. Notice made to third parties shareholders (avis à tiers détenteur), seizures to allocate (saisie‑attribution), oppositions, made after the date of suspension of payments, will also be voidable.

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

From the date of the court order commencing the bankruptcy proceedings, the debtor is prohibited from paying outstanding debts which arose prior to this date as well as debts which arose after this date and which did not take place for the purpose of the procedure. However this rule is subject to certain exceptions which essentially cover the set-off of related debts and payments, authorized by the bankruptcy judge, made to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors may not pursue any individual legal action against the debtor with respect to any claim arising prior to the court order commencing the bankruptcy proceedings or when the creditors’ debts arose after the court order and were not for the purpose of the procedure if the objective of such legal action is:

•

to obtain an order for or payment of a sum of money by the debtor to the creditor (however, the creditor may require that a court determine the amount due);

•

to terminate or cancel a contract for non-payment of amounts owed by the creditor, or

•

to enforce the creditor’s rights against any assets of the debtor.

Contractual provisions such as those contained in indentures that would accelerate the payment of the debtor’s obligations upon the opening of certain bankruptcy proceedings are not enforceable under French law.

The administrator may terminate or continue executory contracts provided that the debtor fully performs its post-petition contractual obligations.

If the court orders a judicial reorganization, it can set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent and it can reschedule the payment of debts owed by debtors.

French bankruptcy law assigns priority to the payment of certain preferential creditors, including employees, the bankruptcy court, officials appointed by the bankruptcy court as required by the regulations relating to bankruptcy proceedings, post-petition creditors, certain secured creditors (essentially in the event of liquidation) and the French Treasury.

Form 20-F 2006 – Rhodia - 102

Back to Contents

Material Contracts

We have not entered into any material contracts, other than those entered into the ordinary course of business, during the past two years.

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

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of our shares if the following apply to you:

•

you are not a French resident for French tax purposes; and

•

you have held, either directly or indirectly, alone or with relatives, shares, known as droits aux bénéfices sociaux, not representing more than 25% of our profits, at any time during the preceding five years.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any of our shares.

If you transfer shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration of duty of 1.1%, capped at €4000, (not applicable in case of listed companies if no agreement entered) on either the purchase price or the market value of the shares transferred, whichever is higher. However, in some circumstances, if the agreement is executed outside of France, you will not be required to pay this duty.

Taxation of dividends

In France, companies may only pay dividends out of income remaining after tax has been paid.

Form 20-F 2006 – Rhodia - 103

Back to Contents

French Withholding Tax

Under French domestic law, dividends paid to shareholders who are not residents in France are normally subject to a 25% withholding Tax. Under most tax treaties entered into between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. The shareholder can generally subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

French Tax Credit

A tax credit known as the avoir fiscal was previously attached to certain distributions from French companies. Such avoir fiscal was, subject to certain conditions, transferred to certain non-French tax residents receiving dividends from a French company. The French Budget Law abolished this tax credit for 2004.

With respect to dividends paid as of January 1, 2005, French individual shareholders are now entitled, (i) to a tax rebate of 40% (dividends paid as from January 1, 2006), (ii) to a tax rebate of €3,050 or, as the case may be, €1,525, depending on the marital status of the individual shareholder (dividends paid as from January 1, 2006) and (iii) to a new tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to these tax rebates, nor to this newly implemented tax credit.

Under French law, non-residents are not eligible for the benefit of the French tax credits (including from 2005, to the new tax credit).

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

Form 20-F 2006 – Rhodia - 104

Back to Contents

Dividends paid since 2005. As to dividends paid since 2005 to non-French resident shareholders benefiting from the provisions of a tax treaty (regardless of whether such treaty provides for the refund of the avoir fiscal), they should generally continue to be subject, on the date of payment of the dividend, to the withholding tax at the lower rate provided for by such tax treaty (rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate), provided, however, that these non-residents establish their entitlement to such lower rate before the date of payment of the dividend by providing us with a certificate (the Certificate) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a non-resident does not file the Certificate before the dividend payment date, we shall withhold French withholding tax at the rate of 25%. Such non-resident will be entitled to claim a refund of the excess withholding tax by completing and providing the French tax authorities with the relevant form before December 31 of the second year following the year during which the dividend is paid.

Non-resident individual shareholders that benefit from a tax treaty which provides for the refund of the avoir fiscal (which they were entitled to for dividends paid until January 1, 2005), will be entitled to the refund of this new tax credit available to French resident individual shareholders since January 1, 2005 with respect to distributions paid since 2005 (French tax authorities Administrative Guidelines 5 I-2-05 dated August 11, 2005).

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

Taxation of US Holders of Shares or ADSs

The following is a general summary of certain material US federal income and French tax consequences to US holders of owning and disposing of our shares or ADSs. For purposes of this summary, you are a “US holder” if you are the beneficial owner of Rhodia shares or ADSs and all of the following six points apply to you:

1)

you own (directly, indirectly or through attribution) less than 10% of the outstanding share capital or voting stock of Rhodia;

2)

you are any one of (a), (b), (c) or (d) below and you or the beneficiaries are subject to US federal income taxation on a net income basis:

a)

an individual who is a citizen or resident of the United States for US federal income tax purposes,

b)

a corporation or other entity taxable as a corporation for US federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

Form 20-F 2006 – Rhodia - 105

Back to Contents

c)

an estate whose income is subject to US federal income tax regardless of its source, or

d)

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust;

3)

you are entitled to the benefits of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, signed August 31, 1994, and any protocols thereto (the “US-France tax treaty”) as a US resident under the “limitation on benefits” article of that treaty;

4)

you are not also a resident of France;

5)

you hold the shares or ADSs as capital assets; and

6)

your functional currency is the US dollar.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares or ADSs.

Special rules may apply to US holders that are United States expatriates, banks, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others. Those special rules are not discussed in this summary. Furthermore, this discussion is based on current United States tax laws and US Internal Revenue Service (the “IRS”) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, administrative pronouncements, and French law and practice, all as in effect as of the date hereof and all of which are subject to change or changes in interpretation, possibly on a retroactive basis. In addition, this summary is based, in part, upon representations made by the Depositary to us and on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. You should consult your own tax advisors concerning the US federal, state or local tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of the US-France tax treaty and the United States Internal Revenue Code of 1986, as amended, if you own ADSs evidenced by ADRs, you will be treated as the owner of the shares represented by such ADSs. Accordingly, in the following discussion, references to shares shall include ADSs unless the context specifically requires otherwise.

Taxation of Dividends

Withholding tax and French tax credits. Under the US-France tax treaty, the rate of French withholding tax on dividends paid to a US holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%.

US holders benefiting from the reduced rate of the dividend withholding tax under the US-France tax treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the US holder provides before the dividend payment date a residency certificate (the “Certificate”) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J 1 05, dated February 25, 2005.

If a US holder entitled to a reduced withholding tax rate does not file a completed Certificate before the dividend payment date, we will withhold French withholding tax at the rate of 25%. Such US holder will be entitled to claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 B EU-No. 5053 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.

Form 20-F 2006 – Rhodia - 106

Back to Contents

If you are a holder of ADSs, you can obtain the Treasury Form referred to above or the Certificate from the Depositary and also from the United States Internal Revenue Service, and the Depositary will file it with the French tax authorities as long as you deliver a completed document within the requisite time period.

Finally, individual US holders are entitled to the refund of the new tax credit described under French taxation of shares above, subject to the deduction of a 15% withholding tax.

For US federal income tax purposes, the gross amount of a dividend and any French tax credit paid to you, including any French withholding tax, will be included in your gross income as dividend income. You generally must include these amounts in income on the date the payment is actually or constructively received by you, which, if you hold ADSs, will be the date on which the payment is received by the Depositary. Dividends paid by us will not give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income, or, in the case of certain US holders, “general category” income.

In addition, for US federal income tax purposes, the amount of any dividend paid to you in euro, including any French withholding taxes, generally will be included in gross income in an amount equal to the US dollar value of the euro amount calculated by reference to the spot rate in effect on the date the dividend is includible in income, regardless of whether you convert the payment into US dollars. You may be required to recognize US source ordinary income or loss when you subsequently sell or dispose of the euro. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the US-France tax treaty. This foreign currency gain or loss generally will be US source ordinary income or loss.

If you are an accrual method taxpayer, then unless you make the election described below you must translate French taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for French taxes relative to your US federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method US holder may elect to translate French taxes into US dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.

French withholding tax imposed on the dividends you receive on your shares or ADSs and on any French tax credit at 15% under the US-France tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your US federal income tax liability, subject to detailed conditions and limitations, or you may instead claim an itemized deduction for all of the foreign taxes you pay in a particular year. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax could be affected by future actions that may be taken by the United States Treasury. You are urged to consult your own tax advisor regarding the availability of foreign tax credits.

Certain US holders (including individuals and some trusts and estates) are eligible for reduced rates of US federal income tax at a maximum rate of 15% in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holder meets certain minimum holding periods and the non-US corporation is not a “passive foreign investment company” (as described below under Passive foreign investment company status) for the taxable year in which the dividend is paid or the proceeding taxable year and satisfies certain other requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US-France tax treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for US federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares or ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. You are urged to consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular situation and regarding the computation of your foreign tax credit with respect to any qualified dividend income paid by us, as applicable.

Form 20-F 2006 – Rhodia - 107

Back to Contents

Taxation of capital gains

If you are a resident of the United States for purposes of the US-France tax treaty, you will not be subject to French tax on any capital gain if you sell, exchange or otherwise dispose of your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold, exchanged or otherwise disposed of were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

In general, for US federal income tax purposes, you will recognize capital gain or loss if you sell, exchange or otherwise dispose of your shares or ADSs in an amount equal to the difference between the US dollar value of the amount realized on the disposition and your tax basis in the shares or ADSs (generally, the amount in US dollars for which you purchased the shares or ADSs). Any gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. If you are an individual, any capital gain generally will be subject to US federal income tax at preferential rates if you meet the specified minimum holding periods. The deductibility of capital losses is subject to significant limitations.

Furthermore, any deposit or withdrawal of shares by you for ADSs will not be subject to US federal income tax.

Taxation of Preferential Subscription Rights Distributed in 2004

We believe that the distribution of preferential subscription rights to US holders in 2004 (the “rights”) will be treated as tax-free for US federal income tax purposes pursuant to section 305(a) of the Code. The rights were distributed to shareholders, but US holders of shares or ADSs were not allowed to receive or exercise rights unless they certified that they were both (1) a “qualified institutional buyer” as defined under the Securities Act of 1933, as amended, and the rules and regulations thereunder, and (2) a “qualified purchaser” within the meaning of Section 3(c) under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Any sale of rights received (or deemed received) by a US holder as a result of the distribution, including the sale by the Depositary of rights in the case of a US holder of ADSs, will result in a capital gain or loss in an amount equal to the difference between the amount realized by the US holder upon the sale of rights and the US holder’s basis in the rights disposed of.

Because the fair market value of the rights exceeded 15% of the fair market value of the shares or ADSs on the date of distribution of the rights, to determine a US holder’s basis in the rights, each US holder is required to allocate its adjusted tax basis in the shares or ADSs held as of the date the rights were distributed between (x) such shares or ADSs and (y) the rights, in proportion to their relative fair market values immediately after the distribution. Capital gain or loss arising from the sale of the rights is generally US source gain or loss and generally will be treated as long-term capital gain or loss if the shares or ADSs with respect to which the rights were distributed were held by the US holder for more than one year prior to the date on which the rights were sold.

Form 20-F 2006 – Rhodia - 108

Back to Contents

US holders of shares or ADSs that received rights and exercised the rights to acquire additional shares will not recognize a gain or loss from the receipt or exercise of the rights. The tax basis of each share acquired through the exercise of a right will equal the sum of the subscription price plus the tax basis (determined by the allocation method described above) in the right. The holding period of any share acquired by exercising a right will be measured from the date the right was exercised. If a US holder of shares that received rights allowed the rights to expire without exercise, no basis will be allocated to the rights and no loss will be recognized as a result of their expiration.

US holders of shares or ADSs are urged to consult their own tax advisors to determine the exact consequences to them of the receipt, sale, and exercise of the rights for US and other applicable tax purposes.

French estate and gift taxes

Under “the Convention between the United States of America and the French Republic for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978”, a transfer of shares or ADSs by gift or by reason of the death of a US holder will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French wealth tax

The French wealth tax does not generally apply to the shares or ADSs owned by a US holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

Passive foreign investment company status

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income, such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on certain commodities and securities transactions), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe, based on our operations and assets, that we were not a PFIC for the year ended December 31, 2006. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of our shares or ADSs.

US information reporting and backup withholding

Distributions paid to you and proceeds from the sale, exchange or other disposition of your shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Form 20-F 2006 – Rhodia - 109

Back to Contents

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

Notes issued by us are characterized as obligations under French commercial law and should be deemed issued outside France for purposes of Article 131 quater of the General Tax Code (Code général des impôts). In any case, pursuant to Article 125 A, III, of the General Tax Code, income derived by a non-French resident from notes (“obligations”) issued in France is tax exempt.

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

This Directive was implemented in French law by the Amended Budget Law for 2003, which imposes on paying agents based in France to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner. These reporting obligations have entered into force with respect to interest payments made on or after the Directive becoming applicable, that is, July 1, 2005.

Form 20-F 2006 – Rhodia - 110

Back to Contents

United States Taxation of Notes

The following discussion is a general summary of certain material US federal income tax consequences of the ownership and disposition of the euro-denominated Notes originally issued in 2003 (“2003 Euro Notes”), the US dollar-denominated Notes originally issued in 2003 (“2003 Dollar Notes”), together, the “2003 Notes”, and the euro-denominated Notes issued with original issue discount in 2004 (“2004 Euro Discount Notes”) and the US dollar-denominated Notes issued with original discount in 2004 (“2004 Dollar Discount Notes”), together, the “2004 Discount Notes”, by a US holder (as defined below) that holds the Notes as capital assets. This summary is based on current United States tax laws and US Internal Revenue Service (the “IRS”) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, and administrative pronouncements, all as in effect as of the date hereof, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis.

This summary does not address all aspects of US federal income taxation that may apply to holders subject to special tax rules, including US expatriates, banks, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their Notes as part of a straddle, hedging transaction or conversion transaction, persons whose functional currency is not the US dollar, persons who hold shares or ADSs or Rhodia, and persons that hold their Notes as part of the business property of a permanent establishment of fixed base in France. Such holders may be subject to US federal income tax consequences different from those set forth below.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Notes, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

You will be a “US holder” if you are the beneficial owner of Notes and are:

a)

a citizen or individual resident of the United States for US federal income tax purposes;

b)

a corporation or certain other entities taxable as corporations for US federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

c)

an estate whose income is subject to US federal income taxation regardless of its source; or

d)

a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisors regarding the specific French and US federal, state and local tax consequences of owning and disposition of the Notes in light of your particular circumstances, as well as any consequences arising under the laws of any other jurisdiction.

Interest

Interest on 2003 Notes

The gross amount of interest paid on a 2003 Note will be includible in your gross income as ordinary interest income at the time the interest is received or accrued, depending on your method of accounting for US tax purposes. A US holder of 2003 Euro Notes that uses the cash method of accounting for tax purposes will realize interest income equal to the US dollar value of the interest payment, based on the spot exchange rate on the date of receipt, regardless of whether the payment is in fact converted into US dollars.

Form 20-F 2006 – Rhodia - 111

Back to Contents

A US holder of 2003 Euro Notes that uses the accrual method of accounting for tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to accrue interest income on the 2003 Euro Notes in euros and translate that amount into US dollars at the average spot exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the US holder’s taxable year). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A US holder of 2003 Euro Notes that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense.

The interest income you receive will be income from sources outside the United States, and with certain exceptions, will be treated separately, together with other items of “passive” income or, in certain cases, “financial services” income, for purposes of computing any foreign tax credit allowable under US federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute “passive category” income or in the case of certain US holders, “general category” income.

Interest on 2004 Discount Notes

The 2004 Discount Notes will be considered to have been issued with original issue discount (“OID”) as such term is defined in the Code and specified Treasury Regulations issued thereunder. For US federal income tax purposes, OID with respect to the Notes is the excess of the stated redemption price at maturity of a 2004 Discount Note over the issue price. The issue price of a 2004 Discount Note is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the 2004 Discount Notes was sold for money. The stated redemption price at maturity of a 2004 Discount Note is the sum of all payments provided by the terms of the 2004 Discount Note other than qualified stated interest payments. The term qualified stated interest generally means stated interest that is unconditionally payable in cash or property (other than our debt instruments) at least annually at a single fixed rate.

Payments of qualified stated interest on a Note will be includible in the gross income of a US holder as ordinary interest income at the time the interest is received or accrued, depending on the US holder’s method of accounting for US tax purposes.

A US holder of 2004 Euro Discount Notes that uses the cash method of accounting for tax purposes will realize interest income from qualified stated interest payments equal to the US dollar value of the interest payment, based on the spot exchange rate on the date of receipt, regardless of whether the payment is in fact converted into US dollars. A US holder of 2004 Euro Discount Notes that uses the accrual method of accounting for tax purposes, or who otherwise is required to accrue interest prior to receipt, will accrue interest income on the 2004 Euro Discount Notes in euro and translate that amount into US dollars at the average spot exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the US holder’s taxable year). Alternatively, an accrual basis holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period), or at the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A US holder of 2004 Euro Discount Notes that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest. This foreign currency gain or loss will be treated as ordinary income or loss, and generally will not be treated as an adjustment to interest income or expense.

A US holder of a 2004 Discount Note must include OID as ordinary income for US federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the US holder’s regular method of tax accounting. In general, the amount of OID included in income by the initial US holder of a 2004 Discount Note is the sum of the daily portions of OID with respect to such 2004 Discount Note for each day during the taxable year (or portion of the taxable year) on which the US holder held the 2004 Discount Note. The daily portion of OID on any 2004 Discount Note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. An accrual period may be of any length and the accrual periods may vary in length over the term of the 2004 Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or final day of an accrual period. The amount of OID allocable to each accrual period generally is equal to the difference between (i) the product of the 2004 Discount Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The adjusted issue price of a 2004 Discount Note at the beginning of any accrual period is the sum of the issue price of the 2004 Discount Note plus the amount of OID allocable to all prior periods minus the amount of any prior payments on the 2004 Discount Note that were not qualified stated interest payments. Under these rules, US holders generally will have to include in taxable income increasingly greater amounts of OID in successive accrual periods.

Form 20-F 2006 – Rhodia - 112

Back to Contents

A US holder of 2004 Euro Discount Notes must (i) determine OID allocable to each accrual period in units of the foreign currency using the constant yield method described above, and (ii) translate the amount of OID into US dollars and recognize foreign currency gain or loss in the same manner as described above for qualified stated interest accrued by an accrual basis US holder. US holders should note that because the cash payment in respect of accrued OID on a 2004 Euro Discount Note will not be made until maturity or other disposition of the 2004 Euro Discount Note, a greater possibility exists for fluctuations in foreign currency exchange rates (and the required recognition of foreign currency gain or loss) than is the case for foreign currency instruments issued without OID. Holders are urged to consult their tax advisors regarding the interplay between the application of the OID and foreign currency gain or loss rules.

US holders may obtain information regarding the amount of OID, the issue price, the issue date and the yield to maturity relating to a 2004 Discount Note by contacting the Director of Financial Communications of Rhodia at Cœur Défense – 110, esplanade Charles de Gaulle, 92931 Paris La Défense Cedex, (telephone: +33-1-5356-6464).

The rules governing OID instruments are complex and, accordingly, prospective investors should consult their own tax advisors concerning the application of such rules to the Notes.

The interest income received by a US holder will be income from sources outside the United States, and with certain exceptions, will be treated separately, together with other items of “passive” income or, in certain cases, “financial services” income, for purposes of computing any foreign tax credit allowable under US federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute “passive category” income or in the case of certain US holders, “general category” income.

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

Form 20-F 2006 – Rhodia - 113

Back to Contents

Furthermore, if you purchase a Note with a more than de minimis market discount and it is subsequently disposed in a transaction that is non-taxable in whole or in part (other than certain transactions described in section 1276 (d) of the Code), accrued market discount will be includible in gross income as ordinary income as if you had sold the Note at its then fair market value.

In the case of Euro Notes, market discount is determined in euro. If you do not elect current inclusion, accrued market discount is translated into US dollars at the spot rate on the date of disposition and included in income at that time. No part of such accrued market discount is treated as foreign currency gain or loss. If you elect to include market discount in income currently, the amount included in current income is translated into US dollars at the average exchange rate in effect during each interest accrual period, or with respect to an interest accrual prior that spans two taxable years, at the average rate for the partial period within the taxable year. Such an electing US holder will recognize foreign currency gain or loss with respect to accrued market discount under the same rules as apply to accrued interest on a Note received by a US holder on the accrual basis. See “United States Taxation of Notes – Interest”.

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

Form 20-F 2006 – Rhodia - 114

Back to Contents

Sale and Disposition of the Notes

Your adjusted tax basis in a Note generally will equal the US dollar cost of the Note, increased by any market discount or in the case of 2004 Discount Notes, any OID previously included in gross income and reduced by any principal payments received and any amortizable bond premium deducted. The cost of a Euro Note generally will be the US dollar value of the euro purchase price on the date of purchase, calculated at the exchange rate in effect on that date. If the Euro Note is considered traded on an established securities market for US federal income tax purposes, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the US dollar value of the cost of the Euro Note at the spot rate on the settlement date of the purchase.

Except as discussed above with respect to market discount and below with respect to foreign currency gains or losses, gain or loss recognized upon the sale, exchange or other disposition of a Note generally will be US source capital gain or loss, and will be long-term capital gain or loss if you have held the Note for more than one year at the time of the sale or other disposition. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Upon the sale, or other taxable disposition of a Note, you generally will recognize gain or loss in an amount equal to the difference between the amount realized (other than amounts attributable to accrued and unpaid interest, which will be taxable as ordinary interest income in accordance with your method of tax accounting as described above) and your adjusted tax basis in the Note. To the extent of any market discount that has accrued on the Note but not been previously included in your gross income, any gain will be treated as ordinary income. If you receive non-US currency (including euro) on the disposition of a Euro Note, the amount realized generally will equal the US dollar value of the non-US currency received, determined on the date of disposition, in the case of an accrual basis US holder, or the date payment is received, in the case of a cash basis US holder. If a Euro Note is considered traded on an established securities market for US federal income tax purposes, a cash basis taxpayer (and if it elects, an accrual basis taxpayer) will determine the US dollar equivalent of the amount realized by translating that amount at the spot rate on the settlement date of the sale, exchange or other disposition. If an accrual method taxpayer makes such an election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Gain or loss recognized upon the sale, exchange or other disposition of a Euro Note will constitute foreign currency gain or loss to the extent described below. This foreign currency gain or loss will be taxable as US source ordinary income or loss, but generally will not be treated as interest income or expense. Upon the sale, exchange or other disposition of a Euro Note, you generally will recognize foreign currency gain or loss on the principal amount of the Euro Note equal to the difference between (i) the US dollar value of the purchase price determined at the spot rate on the date payment is received or the Note is disposed of, and (ii) the US dollar value of the purchase price for the Euro Note determined at the spot rate on the date the US holder acquired the Euro Note. In addition, as discussed above, a US holder of 2004 Euro Discount Notes may recognize foreign currency gain or loss with respect to amounts of previously accrued OID based on the difference between the rate of exchange at which the OID was included in income in each accrual period while the 2004 Euro Discount Note is held by the holder and the applicable rate of exchange at which the holder is required to translate foreign currency at the time the 2004 Euro Discount Note matures or is otherwise disposed of. However, you will recognize foreign currency or loss only to the extent of the total gain or loss realized on the sale, exchange or other disposition.

Receipt of euro

A US holder of Euro Notes may receive euros from us in payment for interest or principal. The tax basis of any euro amount received by a US holder generally will equal the US dollar equivalent of such euros at the spot rate on the date the euro amount is received. Upon any subsequent exchange of euros for US dollars, you generally will recognize foreign currency gain or loss equal to the difference between the amount of US dollars received and your tax basis in the euros. Upon any subsequent exchange of euros for property (including non-US property), you generally will recognize foreign currency gain or loss equal to the difference between the US dollar value of the euros exchanged for such property based on the US dollar spot rate for euros on the date of the exchange and your tax basis in the euros so exchanged. Any such foreign currency gain or loss generally will be treated as US source ordinary income or loss.

Form 20-F 2006 – Rhodia - 115

Back to Contents

US Information Reporting and Backup Withholding

Payments of interest on and proceeds from the sale, exchange or other disposition of the Notes may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Tax Return Disclosure Requirements

You may be required to report a sale, retirement or other taxable disposition of Euro Notes on IRS Form 8886 (Reportable Transaction Disclosure Statement) if you recognize a foreign currency loss that exceeds $50,000 in a single taxable year from a single transaction, if you are an individual or trust, or higher amounts for other non-individual US holders. You are advised to consult your own tax advisors in this regard.

Tax Return Disclosure Requirements

You may be required to report a sale, retirement or other taxable disposition of Euro Notes on IRS Form 8886 (Reportable Transaction Disclosure Statement) if you recognize a foreign currency loss that exceeds $50,000 in a single taxable year from a single transaction, if you are an individual or trust, or higher amounts for other non-individual US holders. You are advised to consult your own tax advisors in this regard.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Form 20-F 2006 – Rhodia - 116

Back to Contents

Documents on Display

Our Articles of Association, the minutes of our annual general meetings of shareholders, reports of the auditors and other corporate documentation may be consulted by the shareholders and any other individual authorized to attend the meetings at our registered office.

You may review a copy of our filings with the US Securities and Exchange Commission (the “SEC”), including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

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

Exchange Rate Exposure

A significant portion of our assets, liabilities, revenue, expenses and earnings are denominated in currencies other than the euro, mainly the US dollar, the Brazilian real and, to a lesser extent, the pound sterling, whereas our Consolidated Financial Statements and a large part of our production and costs are denominated in euros. Variations in the exchange rates of these currencies against the euro have had and will have a significant impact on our financial condition and results of operations.

Form 20-F 2006 – Rhodia - 117

Back to Contents

The proportion of our operating expenses generated in the euro zone exceeds the proportion of our revenue generated in this zone. As a consequence, our operating results are structurally exposed to fluctuations in the euro against the other main currencies. This structural imbalance is beneficial for our operating earnings during periods when the euro is relatively weak, because it makes our exports to markets outside the euro zone – the dollar zone in particular – more competitive, but it can have a major negative impact when the euro is relatively stronger. During this period, competition with manufacturers whose production costs are based mainly in currencies other than the euro can increase significantly, not only in euro-zone markets but also in other markets.

Even aside from the effect of competition, fluctuations in exchange rates have had a direct accounting impact on our results. We estimate that in 2006 this accounting effect caused a €79 million decrease in consolidated net sales and a €5 million decrease in operating income. Currency fluctuations can also have a significant impact on our balance sheet, in particular on shareholders’ equity, when the financial statements of subsidiaries outside the euro zone are translated into euros.

Our policy is to hedge our exposure to in exchange rate risks arising from our operating activities. Our policy of managing this market risk is based on the principle of centralizing both systematic hedging and continuous monitoring. By centralizing these risks and their coverage, we seek to benefit from the best available market conditions.

Interest Rate Exposure

We are exposed to interest rate risk on certain of our financings. Swaps are used to manage this risk and control the cost of short- and medium-term debt. Interest-rate swaps are used primarily to restructure variable-rate debt and substitute it with fixed-rate debt until maturity. The maturities of these swaps range from three months to five years depending on the underlying debt. The interest-rate sensitivity of these instruments is calculated regularly. In October 2006 we issued €1,100 million in principal amount of floating rate notes (see note 25.1 to the Consolidated Financial Statements for a breakdown of our fixed and floating rate debt). In order to hedge against interest rate increases on our floating rate debt, during the course of 2006 we entered into swaps and caps for a total amount of €1,100 million.

Exposure to Petroleum Derivative Prices

Our exposure to commodity prices relates essentially to purchases of petrochemicals and natural gas. We can hedge against certain of these risks by using swaps, options and futures based on our market expectations and the expected evolution of contracted purchase prices. As at December 31, 2006, we held qualified derivatives to cover cash flow fluctuations.

The fair value of qualified derivatives covering cash flow fluctuations, accounted for in place of “fair value reserves,” was not material as at December 31, 2006.

Exposure to Carbon Emissions Instruments (EUA/CER)

We cover our exposure to fluctuations in the future price of CERs in part through forward sales of CERs and in part by forward sales of European Union Allowances (EUAs).

During the first half of 2006, we entered into forward sales of CERs, without guaranteed delivery, for the period 2007 through 2011.

As at December 31, 2006, we had sold €26 million in notional amount of CERs on a forward basis, with guaranteed delivery. These derivative instruments were accounted for under cash flow hedge accounting treatment. The fair value of these CER forward sales was recorded as an asset at a value of €1 million. The fair value variation, considered as efficient, of these forward sales was accounted for under the caption “Hedging reserve” at a value of €1 million.

ORBEO, our 50/50 joint venture with Société Générale, was created to optimize the value of the CERs we generate and to engage in proprietary trading of CERs. As at December 31, 2006, the fair value of derivative instruments entered into by ORBEO were recorded in our balance sheet as an asset of €19 million and a corresponding liability of €14 million. These instruments were not accounted for under cash flow hedge accounting treatment. Although not eligible for cash flow hedge accounting treatment, certain forward sales of EUAs contracted by ORBEO have the economic purpose of covering future sales of CERs to be generated by Rhodia.

Form 20-F 2006 – Rhodia - 118

Back to Contents

Sensitivity Analysis

We conduct sensitivity analyses over a one-year period on the basis of reasonably possible market fluctuations.

We are exposed to exchange rate risk when our financial debt is denominated in a currency other than the reporting currency of the borrowing entity. We cover this risk through the use of exchange rate derivative instruments.

Financial instruments held by us that are sensitive to fluctuations in exchange rates include principally our US dollar denominated debt, which is hedged by options that are not eligible for hedge accounting treatment.

As at December 31, 2006, an instantaneous 10% appreciation of the US dollar against our other reporting currencies would have generated an exchange loss of €30 million.

We conduct an interest rate sensitivity analysis on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal. An immediate 1% increase (100 basis points) of interest rates as at December 31, 2006, based on constant net financial debt, would have increased our annual finance cost by €4 million (excluding not due accrued interest), and simultaneously would have increased financial income from our cash and cash equivalents by €4 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Form 20-F 2006 – Rhodia - 119

Back to Contents

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures.

As of December 31, 2006, the Company conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as at December 31, 2006, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, is accumulated and communicated to our Management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)

Management’s Annual Report on Internal Control Over Financial Reporting.

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statements preparation and presentation.

Form 20-F 2006 – Rhodia - 120

Back to Contents

Our Management assessed the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on this assessment, Management concluded that as at December 31, 2006 our internal control over financial reporting was effective.

PricewaterhouseCoopers, which audited our consolidated financial statements for the year ended December 31, 2006, has issued an attestation report on Management’s assessment of the effectiveness of the company’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States of America).

(c)

Attestation Report of the Registered Public Accounting Firm.

See the Report of Independent Auditors on page F-1.

(d)

Changes in Internal Control Over Financial Reporting.

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

Form 20-F 2006 – Rhodia - 121

Back to Contents

ITEM 16C.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional audit services performed for us by PricewaterhouseCoopers for each of the two years ended December 31, 2006.

(in millions of euros, except percentages)	Year ended December 31, 2006		Year ended December 31, 2005
	PricewaterhouseCoopers		PricewaterhouseCoopers
	Fees	%	Fees	%
Audit
Statutory audit, certification
and audit of individual
and Consolidated Financial Statements	8.0	95	5.3	76
Other audit-related fees	0.3	4	1.5	20
Subtotal	8.3	99	6.8	96
Other Services
Tax fees (1)	0.1	1	0.2	4
All other fees (1)	-	-	-	-
Subtotal	0.1	1	0.2	4
TOTAL	8.4	100	7.0	100
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

ITEM 16D.

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Form 20-F 2006 – Rhodia - 122

Back to Contents

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our common shares in 2006. We do not currently hold any of our common shares in treasury pursuant to repurchases made in prior years and we have not announced any additional repurchase programs.

Form 20-F 2006 – Rhodia - 123

Back to Contents

Part III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements filed as part of this Annual Report may be found beginning on page F-1

ITEM 19.

EXHIBITS

1.1	By-Laws of Rhodia (unofficial English translation), as amended through June 30, 2006
7.1	Ratios of earnings to fixed charges according to IFRS and US GAAP
8.1	List of subsidiaries (1)
11.1	Code of Ethics for senior financial officers (2)
12.1	Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia SA, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Pascal Bouchiat, Group Executive Vice President and Chief Financial Officer of Rhodia SA, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1

Certification of Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia SA, and Pascal Bouchiat, Group Executive Vice President and Chief Financial Officer of Rhodia SA, pursuant to Section 18 USC. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002

15(a)	Consent of PricewaterhouseCoopers

(1)

Incorporated by reference to the list of principal subsidiaries included in the Consolidated Financial Statements.

(2)

Incorporated by reference to the code of ethics filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ending December 31, 2003, as filed on March 23, 2004.

Form 20-F 2006 – Rhodia - 124

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Rhodia
Date: March 29, 2007	By: /s/ PASCAL BOUCHIAT
Pascal Bouchiat Group Executive Vice President and Chief Financial Officer

Form 20-F 2006 – Rhodia - 125

Back to Contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

Form 20-F 2006 – Rhodia - 126

Back to Contents

INDEX TO FINANCIAL STATEMENTS

The following Consolidated Financial Statements are included as part of this Annual Report.

Report of Independent Registered Public Accounting Firm

F-2

Consolidated income statements

F-4

Consolidated balance sheets

F-5

Consolidated statements of recognized income and expense

F-6

Consolidated statements of cash flows

F-7

Form 20-F 2006 – Rhodia - F-1

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rhodia:

We have completed an integrated audit of Rhodia’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of recognized income and expenses, of shareholders’ equity (Note 23) and of cash flows present fairly, in all material respects, the financial position of Rhodia and its subsidiaries at December 31, 2006, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards, as adopted by the European Union. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 in this Form 20-F,  that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

Form 20-F 2006 – Rhodia - F-2

Back to Contents

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company ; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Neuilly-sur-Seine, France

March 29, 2007

PricewaterhouseCoopers

Form 20-F 2006 – Rhodia - F-3

Back to Contents

A. CONSOLIDATED INCOME STATEMENTS

(in millions of euros)	Note	For the year ended December 31,
		2006	2005	2004
Net sales	3	4,810	4,521	4,184
Other revenue	3	451	435	424
Cost of sales		(4,261)	(4,139)	(3,941)
Administrative and selling expenses		(518)	(523)	(455)
Research and development expenditure		(103)	(104)	(116)
Restructuring costs	6	(21)	(82)	(168)
Goodwill impairment	5	-	-	(16)
Other operating income/(expenses)	7	1	(42)	(47)
Operating profit/(loss)		359	66	(135)
Finance income	8	133	133	121
Finance costs	8	(448)	(496)	(449)
Foreign exchange gains/(losses)	8	10	(69)	68
Share of profit/(loss) of associates	15	-	-	3
Profit/(loss) before income tax		54	(366)	(392)
Income tax benefit/(expense)	9	57	(53)	(98)
Profit/(loss) from continuing operations		111	(419)	(490)
Loss from discontinued operations	10	(45)	(196)	(142)
Net profit/(loss) for the period		66	(615)	(632)
Attributable to:
Equity holders of Rhodia SA		62	(616)	(641)
Minority interests		4	1	9
Basic earnings per share (in euros)	11	0.05	(0.95)	(1.36)
Diluted earnings per share (in euros)	11	0.05	(0.95)	(1.36)

Form 20-F 2006 – Rhodia - F-4

Back to Contents

B. CONSOLIDATED BALANCE SHEETS

Assets	At December 31,
(in millions of euros)	Note	2006	2005	2004
Property, plant and equipment	12	1,760	2,135	2,245
Goodwill	13	225	244	226
Other intangible assets	14	178	154	139
Investments in associates	15	4	4	3
Other non-current financial assets	17	121	164	226
Deferred tax assets	18	183	83	99
Non-current assets		2,471	2,784	2,938
Inventories	19	620	630	701
Income tax receivable		23	20	14
Trade and other receivables	20	1,082	1,188	1,260
Derivative financial instruments	25	34	42	36
Other current financial assets	21	19	5	5
Cash and cash equivalents	22	467	920	612
Assets classified as held for sale	10	437	57	-
Current assets		2,682	2,862	2,628
TOTAL ASSETS		5,153	5,646	5,566

Equity deficit and liabilities	At December 31,
(in millions of euros)	Note	2006	2005	2004
Share capital	23	1,204	1,177	628
Additional paid-in capital	23	23	570	807
Other reserves	23	109	141	12
Deficit	23	(1,989)	(2,580)	(1,993)
Equity attributable to equity holders of Rhodia SA		(653)	(692)	(546)
Minority interests	23	25	26	25
Total equity deficit		(628)	(666)	(521)
Borrowings	24	2,022	1,975	2,250
Retirement benefits and similar obligations	26	1,227	1,269	1,038
Provisions	27	306	297	216
Deferred tax liabilities	18	32	34	55
Other non-current liabilities		43	46	51
Non-current liabilities		3,630	3,621	3,610
Borrowings	24	413	1,039	721
Derivative financial instruments	25	34	14	49
Retirement benefits and similar obligations	26	98	81	74
Provisions	27	147	204	237
Income tax payable		41	31	38
Trade and other payables	28	1,178	1,271	1,358
Liabilities associated with assets classified as held for sale	10	240	51	-
Current liabilities		2,151	2,691	2,477
TOTAL EQUITY DEFICIT AND LIABILITIES		5,153	5,646	5,566

Form 20-F 2006 – Rhodia - F-5

Back to Contents

C. CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in millions of euros)	For the year ended December 31,
	Note	2006	2005	2004
Currency translation differences and other movements	23	(42)	125	(9)
Gains/(losses) on cash flow hedges	23	7	4	(2)
Actuarial gains/(losses) on retirement benefits	26	(52)	(248)	(1)
Tax impact of items taken to equity		4	13	-
Net expense directly recognized in equity	23	(83)	(106)	(12)
Net profit/(loss) for the period		66	(615)	(632)
Total recognized income and expense		(17)	(721)	(644)
Attributable to:
Equity holders of Rhodia SA		(18)	(722)	(652)
Minority interests		1	1	8

Form 20-F 2006 – Rhodia - F-6

Back to Contents

D. CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(in millions of euros)	2006	2005	2004
Profit/(loss) in the period	66	(615)	(632)
Adjustments for:
Depreciation, amortization and impairment of non-current assets	339	518	750
Net increase/(decrease) in provisions and employee benefits	(98)	25	110
Impairment of non-current financial assets	-	133	103
Share of profit/(loss) of associates	-	-	65
Other income and expense	27	(3)	(2)
Gain/(loss) on disposal of non-current assets	15	22	(258)
Deferred tax expense/(income)	(97)	20	60
Foreign exchange losses/(gains)	(8)	110	(91)
Changes in working capital
(Increase)/decrease in inventories	(112)	91	(52)
(Increase)/decrease in trade and other receivables	(22)	62	74
Increase/(decrease) in trade and other payables	1	(26)	(22)
Increase/(decrease) in other current assets and liabilities	(9)	(199)	(98)
Net cash from operating activities	102	138	7
Purchases of property, plant and equipment	(263)	(254)	(221)
Purchases of other non-current assets	(48)	(32)	(27)
Proceeds on disposal of non-current assets	140	51	652
(Purchases of)/repayments of loans and financial investments	1	24	(107)
Net cash from/(used by) investing activities	(170)	(211)	297
Proceeds from issue of shares, net of costs	36	576	447
Dividends paid to minority interests	(2)	-	-
New non-current borrowings, net of costs	1,086	1,228	980
Repayments of non-current borrowings, net of costs	(1,402)	(1,285)	(987)
Net increase/(decrease) in current borrowings	(94)	(176)	(926)
Net cash from/(used by) financing activities	(376)	343	(486)
Effect of foreign exchange rate changes	(9)	38	(4)
Net increase/(decrease) in cash and cash equivalents	(453)	308	(186)
Cash and cash equivalents at the beginning of the year	920	612	798
Cash and cash equivalents at the end of the year	467	920	612

Interest and income tax paid are presented in Note 22.2.

Form 20-F 2006 – Rhodia - F-7

Back to Contents

E. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. The Group and its business

Rhodia SA and its subsidiaries (“Rhodia” or the “Group”) produce, market and develop specialty chemicals in three business segments: Performance Materials, Applications Chemistry and Organics & Services.

Rhodia has offices worldwide, particularly in Europe, the United States, Brazil and China.

Rhodia SA is a public limited company registered and domiciled in France. Its registered office is located at Paris – La Défense.

The company is listed on the Euronext Paris and the New York Stock Exchange.

These consolidated financial statements were approved on March 6, 2007 by the Board of Directors.

2. Principal accounting methods

2.1 Accounting standards

The Group’s consolidated financial statements for the year ended December 31, 2006 are prepared in accordance with IFRS (International Financial Reporting Standards), as adopted by the European Union and applicable as from December 31, 2006.

2.2 Basis of preparation for the consolidated financial statements

The consolidated financial statements are presented in millions of euros, unless otherwise indicated, which is the functional and presentation currency of the parent company. Amounts are rounded up to the nearest million.

The Group’s consolidated financial statements were prepared on a historical cost basis, with the exception of derivatives and financial assets held for trading or classified as available for sale, which are measured at fair value.

Non-current assets and groups of assets held for sale are measured at the lower of their net carrying amount and fair value, less costs to sell.

Form 20-F 2006 – Rhodia - F-8

Back to Contents

The preparation of the financial statements requires the use of estimates and the formulation of judgments and assumptions that have an impact on the application of accounting methods and the amounts shown in the financial statements. The final amounts are likely to differ from the estimates used in preparing the consolidated financial statements. Management is also required to exercise judgment when applying the accounting methods. The areas for which the estimates and assumptions are material with regard to the consolidated financial statements are presented in the following notes:

Note 5:	Depreciation, amortization and impairment
Note 13:	Goodwill
Note 18:	Deferred tax assets and liabilities
Note 24:	Borrowings
Note 25:	Risk management and derivatives
Note 26:	Retirement benefits and similar obligations
Note 27:	Provisions
Note 31:	Litigation
Note 33:	Share-based payment

The accounting methods outlined below have been consistently applied to all the periods presented in the consolidated financial statements.

Standards, interpretations and amendments applicable as from 2006 but without impact on the financial statements

As from 2005, Rhodia adopted the December 2004 amendment to IAS 19 Employee Benefits (see Note 2.17) and IFRIC 4 Determining whether an arrangement contains a lease.

No other standards, interpretations and amendments applicable as from 2006 had an impact on the consolidated financial statements.

Standards, interpretations and amendments to standards already published, but not yet applicable in 2006

IFRS 7 Financial instruments: disclosures. The main additional disclosures will focus on the analysis of market risk sensitivity. The Group will adopt IFRS 7 as from January 1, 2007.

Amendment to IAS 1 Presentation of the financial statements – capital disclosures. The Group will adopt the amendment to IAS 1 as from January 1, 2007.

According to the Group, the other standards, interpretations and amendments already adopted by the European Union but not yet applicable have no impact on the consolidated financial statements.

2.3 Consolidation principles

Subsidiaries

Subsidiaries are those companies over which Rhodia exercises control directly or indirectly, i.e. it has the power to govern the financial and operating policies so as to obtain benefits from their activities. Rhodia is presumed to exercise control when it acquires, directly or indirectly, more than 50% of voting rights. To assess this control, potential voting rights that are immediately exercisable or convertible held by Rhodia and its subsidiaries are taken into consideration.

Special purpose entities that are, in substance, controlled by Rhodia and in which the Group does not have an equity investment are considered as subsidiaries. Rhodia may, under trade receivable securitization programs, use special purpose entities.

Joint ventures

The companies over which Rhodia exercises a joint control in accordance with contractual arrangements are proportionately consolidated. The consolidated financial statements include the Group’s share in the assets, liabilities, income and expenses of these companies.

Form 20-F 2006 – Rhodia - F-9

Back to Contents

Associates

Associates are those companies over which Rhodia exercises significant influence, but not control, with generally an investment representing between 20% and 50% of voting rights. They are initially recognized at cost and are then accounted for using the equity method.

The Group’s share in the profit or loss of the associate is reflected in the income statement. When a change is recognized directly in the equity of the associate, the Group recognizes its share directly in its equity.

Subsidiaries, joint ventures and associates are included in the financial statements as from the date of obtaining control or significant influence. They are excluded from the financial statements as from the date of losing control or significant influence. Any investments in a joint venture or associate meeting the criteria as “held for sale” in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are classified as non current assets held for sale (see Note 2.24).

In the event of impairment, the Group determines the recoverable amount of its net investment in the associate and recognizes an impairment loss should its equity carrying value exceed such amount.

Transactions eliminated in the consolidated financial statements

Transactions between subsidiaries are fully eliminated. Transactions with joint ventures are eliminated to the extent of the investment reflected in the consolidated financial statements.

Unrealized gains arising from intra-Group transactions are eliminated in the same way as unrealized losses unless they represent an impairment loss. Unrealized gains and losses arising from transactions between the Group and its joint ventures or associates are eliminated in proportion to the Group’s investment in these entities.

2.4 Translation of the transactions and financial statements of foreign companies

Translation of foreign currency transactions

The functional currency of the Group’s entities is generally the local currency. Foreign currency transactions are translated in their functional currency using the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in a foreign currency are translated at the closing rate.

The corresponding exchange differences are recognized in finance income or costs except for those relating to intra-Group loans and borrowings, which, in substance, form part of the net investment in a foreign subsidiary and are recognized, net of tax, directly in equity, until the disposal of the net investment when they are recognized in profit or loss.

Translation of the financial statements of foreign entities

The financial statements of the Group’s foreign entities (that do not conduct their business in a hyperinflationary economy), whose functional currency is not the euro, are translated as follows:

•

assets and liabilities (including goodwill and fair value adjustments on the date of acquisition) are translated at the official closing rates;

•

income and expenses are translated at the average rate for the period, excluding major exchange rate fluctuations, which is considered as similar to the exchange rates at the date of the transactions;

•

all resulting exchange differences are recognized directly in equity under translation reserves.

Form 20-F 2006 – Rhodia - F-10

Back to Contents

2.5 Greenhouse gas emission allowances and Certified Emission Rights

With respect to the mechanism set up by the European Union to encourage manufacturers to reduce their greenhouse gas emissions, Rhodia was granted carbon dioxide (CO2) emission allowances for some of its installations. Rhodia is also involved in two Clean Development Mechanism (CDM) projects placed under the authority of the United Nations Framework Convention on Climate Change (UNFCCC) Secretariat. Under these projects, Rhodia has deployed facilities in order to reduce greenhouse gas emissions at the relevant sites in return for Certified Emission Rights (CER).

Treatment of European Union Allowances (EUA)

These allowances are granted each year under the national allocation plan with an initial trading period of three years beginning January 1, 2005. The emissions are granted for no consideration and are valid throughout the initial trading period if not used. Allowances may be freely traded upon allocation and may be purchased or sold, especially if too many or too few allowances are allocated with respect to actual emissions.

In the absence of any specific IFRS guidance due to the withdrawal by the IASB of IFRIC Interpretation 3, Emission rights relating to the recognition of gas emission allowances, and pending clarifications by the IASB and the IFRIC, Rhodia recognizes emission allowances using the following method:

•

initial recognition: the allocated emission allowances, measured at market value at the date of allocation, are recognized as other intangible assets on such date in consideration of a government grant recognized in liabilities. Purchased emission allowances are recognized at acquisition costs;

•

subsequent recognition: the government grant is recognized in the income statement on a straight-line basis over the compliance year (in the absence of seasonal discharges). In addition, a liability corresponding to the allowances to be delivered is recognized for the actual gas emissions, with the related expense being recognized in the income statement. This liability is measured at the carrying amount of allowances allocated or purchased and, where the number of allowances to be delivered by the Company exceeds the number of allowances held, at the market value of the allowances at that reporting date. Excess allowances maintained in assets are tested for impairment annually and more frequently should there be indications of impairment;

•

allowances delivered for the emissions for the period: at the effective date of delivery, the intangible asset and the corresponding liability are derecognized;

•

Sales of allowances: the gains or losses arising on the sale of allowances are recognized in the income statement under cost of sales.

Treatment of Certified Emission Rights (CER)

Under the CDM projects, Rhodia has deployed facilities in order to reduce the greenhouse gas emissions at its Onsan (Korea) and Paulinia (Brazil) sites. Upon verification by independent experts, should these emissions fall below the benchmark levels set by the UNFCCC, Rhodia receives Certified Emission Rights (CER) which are freely transferable. As part of the development of Rhodia Energy Services and to organize the sale of the CERs arising from the two projects, Rhodia has entered into a partnership with Société Générale Energie, a Société Générale subsidiary, comprising a joint venture, Orbeo.

Allocated CERs are recognized in inventories at the lower of cost and net realizable value. The cost of allocated CERs mainly corresponds to the amortization of gas emission reduction units.

In the absence of an organized trading system, CERs are sold between the CDM project participants. CER sales are recognized in net sales on delivery of the CERs, i.e. when they are recorded in the account of the selling participant on the UNFCCC register.

In order to manage exposure to future CER price fluctuations, Rhodia has set up forward CER sales contracts, with or without guarantee of delivery. Based on their characteristics, when these contracts represent derivatives within the meaning of IAS 39 Financial Instruments: Recognition and measurement, they are recognized and measured according to the rules described in Note 2.16. Otherwise, they represent off-balance sheet commitments.

Form 20-F 2006 – Rhodia - F-11

Back to Contents

Treatment of Orbeo’s activities

In addition to selling CERs on behalf of the two shareholders, the Orbeo joint venture is involved in developing CO2 instrument trading, arbitrage and hedging activities. The net income or expense from these activities is recorded respectively in net sales or cost of sales for Rhodia’s share (50%), after elimination of intra-Group transactions.

2.6 Property, plant and equipment

Initial recognition

The property, plant and equipment owned by Rhodia are recognized as assets at acquisition cost when the following criteria are satisfied:

•

it is probable that the future economic benefits associated with the asset will flow to Rhodia;

•

the cost of the asset can be reliably measured.

Items of property, plant and equipment are carried on the balance sheet at cost less accumulated depreciation and impairment. The cost of an item of property, plant and equipment comprises its purchase or production price and any costs directly attributable to the location and condition necessary for its operation, including, where necessary, the interim interest accrued during the construction period.

The components of an item of property, plant and equipment with different useful lives are recognized separately.

Items of property, plant and equipment are derecognized from the balance sheet on disposal or discontinuation. The gain or loss arising from the derecognition of an item of property, plant and equipment is recognized in profit or loss for the period of derecognition.

Subsequent expenditure

Subsequent expenditure incurred for the replacement of a component of an item of property, plant and equipment is only recognized as an asset when it satisfies the general criteria mentioned above.

The carrying amount of replaced items is derecognized.

Repair and maintenance costs are recognized in the income statement as incurred.

On account of its industrial activity, Rhodia incurs expenditure for major repairs over several years for most of its sites. The purpose of this expenditure is to maintain the proper working order of certain installations without altering their useful life. This expenditure is considered as a specific component of the item of property, plant and equipment and is amortized over the period during which the economic benefits flow, i.e. the period between the major repairs.

Form 20-F 2006 – Rhodia - F-12

Back to Contents

Depreciation

Land is not depreciated. Other items of property, plant and equipment are depreciated using the straight-line method over the estimated useful life. The estimated useful lives are as follows:

Buildings	10 – 40 years
Plant and equipment
Machinery and equipment	5 – 15 years
Other equipment	3 – 15 years
Vehicles	4 – 20 years
Furniture	10 – 15 years

The residual values and useful lives are reviewed and, where necessary, adjusted annually or when there are permanent changes in operating conditions.

Dismantling costs

Dismantling and restoration costs are included in the initial cost of an item of property, plant and equipment if the Group has a legal or constructive obligation to dismantle or restore.

Generally, Rhodia does not have any current, legal or constructive obligation to dismantle and/or restore its operating sites in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, as such obligation is only likely to arise upon the discontinuation of a site’s activities. To date, Rhodia has not therefore set aside any provisions for dismantling costs or recognized the components relating to the dismantling of its operating installations.

However, the costs of dismantling discontinued sites or installations are provided when there is a legal obligation (due to a request or injunction from the relevant authorities), or there is no technical alternative to dismantling to ensure the safety compliance of the discontinued sites or installations.

Property, plant and equipment acquired under finance leases

Leases, including those falling within the scope of IFRIC 4 Determining whether an arrangement contains a lease are considered as finance leases if they transfer substantially to Rhodia all the risks and rewards inherent to the ownership of the leased assets with the characteristics of an acquisition. An asset acquired by Group under a finance lease is recognized at fair value at the lease inception date, or if lower, the present value of the minimum lease payments. The corresponding debt is recognized in borrowings. The recognized asset is depreciated using the method described above.

Government grants

Government grants which cover totally or partially the cost of an item of property, plant and equipment are deducted from the acquisition cost and transferred on a systematic basis to the income statement over the useful life of the assets.

2.7 Goodwill

The purchase method is used to recognize the acquisition of subsidiaries, joint ventures and investments in associates. Goodwill is the excess of the cost of an acquisition over the Group’s share of the fair values of the entity’s net identifiable assets at the acquisition date. The acquisition cost corresponds to the fair values of the assets given, liabilities incurred or assumed and equity instruments issued on the date of exchange, plus any costs directly attributable to the acquisition. The identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the date of acquisition, irrespective of the extent of any minority interest. If the fair value of the Group’s interest in the net assets of the acquired subsidiary exceeds the cost of the acquisition, the difference is recognized directly in profit or loss.

Form 20-F 2006 – Rhodia - F-13

Back to Contents

Goodwill arising from the acquisition of an investment in an associate is included in the carrying amount of the investment.

Goodwill is not amortized but tested for impairment annually or more frequently when events or changes in circumstances indicate a possible impairment (see Note 2.9).

Acquisitions prior to January 1, 2004

During the transition to IFRS, the Group elected not to restate the business combinations that occurred prior to January 1, 2004. For acquisitions prior to January 1, 2004, goodwill represents the amount recognized in accordance with the Group’s previous accounting standards.

2.8 Other intangible assets

Research and development

Research expenditure is expensed as incurred.

Development expenditure arising from the application of research findings to a plan or design for the production of new or substantially improved products and processes is recognized as an intangible asset when the Group can demonstrate:

•

its intention and financial and technical ability to complete the development of the asset;

•

how the intangible asset will generate probable future economic benefits for the Group;

•

that the cost of the asset can be reliably measured.

Capitalized expenditure comprises employee expenses, the cost of materials and services directly attributed to the projects, and an appropriate share of overheads. It is amortized once the relevant products are sold or the relevant industrial processes are used over the estimated term of the economic benefits expected to flow from the project. The expenditure is tested for impairment if there is indication of a loss in value and annually for projects in the course of development (see Note 2.9).

The estimated useful life of capitalized development expenditure is generally between 5 and 15 years.

Development expenditure which does not satisfy the above conditions is expensed as incurred.

Other intangible assets

Other intangible assets are carried at cost in the balance sheet including, where necessary, the interim interest accrued during the development period, less accumulated amortization and impairment losses. They mainly concern patents, trademarks and software.

The expenditure incurred by the Group for the development of software intended for its own use is capitalized when the economic benefits expected to flow from the use of the software over one year exceeds its cost.

Subsequent expenditure on intangible assets is capitalized only if it increases the future economic benefits associated with the specific asset. Other expenditure is expensed as incurred.

Form 20-F 2006 – Rhodia - F-14

Back to Contents

Intangible assets with finite useful lives are amortized using the straight-line method over their expected period of use. Amortization methods and useful lives are reviewed at least once a year. The estimated useful lives are as follows:

•

patents and trademarks: 25 years on average

•

software: 3 to 5 years

•

development expenditure: 5 to 15 years

Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if there is an indication of a significant loss in value (see Note 2.9).

2.9 Impairment of property, plant and equipment, goodwill and other intangible assets

Impairment is tested annually and more frequently if there are indications of a loss in value for goodwill, intangible assets in the course of development and other intangible assets with indefinite useful lives, and only if there is an indication of a loss in value for items of property, plant and equipment and intangible assets with finite useful lives.

To test impairment, assets are grouped in cash-generating units (CGUs), in accordance with IAS 36 Impairment of assets. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets. Goodwill is tested for groups of CGUs that benefit from the synergies resulting from the business combinations that gave rise to the goodwill.

These tests consist in comparing the carrying amount of the assets with their recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from a CGU or group of CGUs. The discount rate used reflects the current market assessments of the time value of money and the risks specific to the asset, CGUs or groups of CGUs tested. In absence of a rate specific to the asset tested, the rate used is calculated using the average cost of capital.

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

This allocation should not reduce the carrying amount of an individual asset below the higher of its fair value, value in use or zero.

Impairment losses recognized for goodwill cannot be reversed, contrary to the impairment of property, plant and equipment and other intangible assets. For the reversal of an impairment loss, the carrying amount of the asset should not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. After recognition of an impairment loss or a reversal of an impairment loss, the subsequent depreciation (amortization) charge is calculated to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

Form 20-F 2006 – Rhodia - F-15

Back to Contents

2.10 Non-derivative financial assets

Initial recognition

Purchases and sales of financial assets are recognized at the date of transaction on which Rhodia is committed to the purchase or sale of the assets.

A financial asset is derecognized once the Group’s contractual rights to receive the future cash flows from the asset have expired or the Group has transferred the financial asset to a third party without retaining control or substantially all the risks and rewards.

At initial recognition, the financial assets are carried in the balance sheet at fair value plus the transaction costs directly attributable to the acquisition or issue of the asset (except for the class of financial assets measured at fair value through profit or loss for which such transaction costs are recognized in profit or loss).

A financial asset is classified as current when the cash flows expected to flow from the instrument mature within one year.

Subsequent recognition

At initial recognition, Rhodia classifies financial assets into one of the four categories provided in IAS 39 Financial Instruments: recognition and measurement according to the purpose of the acquisition. This classification determines the method for measuring financial assets at subsequent balance sheet dates: amortized cost or fair value.

Amortized cost is the amount at which the financial asset is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

For instruments quoted in an active market, the fair value corresponds to a market price. For instruments that are not quoted in an active market, the fair value is determined using valuation techniques including reference to recent arm’s length market transactions or transactions involving instruments which are substantially the same, or discounted cash flow analysis including, to a maximum extent, assumptions consistent with observable market data. However, if the fair value of an equity instrument cannot be reasonably estimated, it is measured at cost.

Financial assets at fair value through profit or loss

These are financial assets classified as held for trading that the Group has acquired principally for the purpose of selling in the near term. They are measured at fair value and subsequent changes in fair value are recognized in profit or loss.

Financial assets at fair value through profit or loss include cash and cash equivalents and certain other current financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in a regulated market. They are measured at amortized cost using the effective interest rate method.

This category includes operating receivables, deposits and guarantees and loans. These assets are classified in the balance sheet as non-current financial assets or other current financial assets if the repayment schedule is less than one year (at origination) and the asset does not meet the definition of a cash equivalent. Operating receivables are classified in the balance sheet as trade and other receivables.

Form 20-F 2006 – Rhodia - F-16

Back to Contents

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that Rhodia has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method.

Available-for-sale financial assets

These are non-derivative financial assets that are designated as available for sale or not classified under another category. They are measured at fair value, with subsequent changes in fair value recognized directly in equity.

Impairment of financial assets (excluding financial assets at fair value through profit or loss)

A financial asset or group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and such events have a negative impact on the estimated future cash flows of the financial asset or group of financial assets.

The impairment loss of a financial asset measured at amortized cost is equal to the difference between the carrying amount and the estimated future cash flows, discounted at the initial effective interest rate. The impairment of an available-for-sale financial asset is calculated with reference to its current fair value.

An impairment test is performed, on an individual basis, for each material financial asset. Other assets are tested as groups of financial assets with similar credit risk characteristics.

Impairment losses are recognized in profit or loss. With respect to available-for-sale assets, in the event of an impairment loss, the cumulative negative changes in fair value previously recognized in equity are transferred to profit or loss.

The impairment loss is reversed, if the reversal can be related objectively to an event occurring after the impairment was recognized. For financial assets measured at amortized cost and available-for-sale financial assets which represent debt instruments, the reversal is recognized in profit or loss. For available-for-sale financial assets which represent equity instruments, the reversal is recognized directly in equity. Impairment losses relating to assets recognized at cost cannot be reversed.

2.11 Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined by using the weighted average cost or first-in, first-out (FIFO) method. Inventories having a similar nature are measured using the same cost formula.

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

2.12 Non-current assets and liabilities held for sale

Non-current assets (or groups of assets and liabilities) held for sale are classified separately in the balance sheet under assets held for sale and liabilities associated with assets held for sale and are measured at the lower of net carrying amount and fair value less costs to sell.

They are no longer depreciated (amortized) when classified in this category.

Form 20-F 2006 – Rhodia - F-17

Back to Contents

2.13 Current and deferred tax

Current tax is the amount of income taxes payable in respect of the taxable profit for a period and also includes the adjustments in current tax for previous periods.

Deferred taxes are calculated by tax entity using the balance sheet liability method on the temporary differences between the carrying amount of assets and liabilities and their tax base. The following items do not give rise to the recognition of deferred tax: (i) the initial recognition of goodwill, (ii) the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit and (iii) temporary differences associated with investments in subsidiaries and interests in joint ventures insofar as they will not reverse in the foreseeable future.

The measurement of deferred tax assets and liabilities is based on how the Group expects to recover or settle the carrying amount of the assets and liabilities, by using, under the liability method, tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized or maintained in assets only where it is probable that the tax entity will have future taxable income to which the asset can be allocated.

A deferred tax liability corresponding to the taxes on the undistributed profits of associates is recognized unless the Group is able to control the timing of the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset for each tax entity when permitted by law.

2.14 Cash and cash equivalents

Cash and cash equivalents are a category of financial assets and comprise cash funds, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with a maturity of less than three months at the date of acquisition.

2.15 Non-derivative financial liabilities

Non-derivative financial liabilities are initially recognized at the fair value of the amount required to settle the associated obligation, net of related costs. Subsequently (insofar as they are not designated as liabilities at fair value through profit or loss), these financial liabilities are recognized at amortized cost using the effective interest rate method (as defined in Note 2.10).

In the balance sheet, non-derivative financial liabilities are classified under the “Borrowings” and “Trade and other payables” (with the distinction made between the current and non-current portions).

2.16 Derivatives and hedging activities

The Group uses derivatives (interest rate swaps and options, currency futures, commodity options and swaps and energy purchase and sale contracts) to hedge its exposure to foreign exchange, interest rate and commodity risk arising from its operating, financing and investing activities. Derivatives are initially recognized at fair value and subsequently remeasured at fair value on each balance sheet date. Changes in fair value are recognized in the income statement under financial income or expenses except in certain cases when hedge accounting is applicable:

•

cash flow hedges: the change in the value of the effective portion of the derivative is recognized directly in equity. It is reclassified to profit or loss under a heading corresponding to the hedged item when the item is recognized in profit or loss or the Group no longer expects the hedged transaction to be realized. The change in value corresponding to the ineffective portion of the derivative is recognized directly in financial income or expense. When the expected transaction gives rise to the recognition of a non-financial asset or liability, the cumulative changes in the fair value of the hedging instrument previously recognized in equity are included in the initial measurement of the asset or liability;

•

fair value hedge: the change in the fair value of the derivative is recognized in profit or loss under the same heading as the change in fair value of the hedged item for the portion attributable to the hedged risk;

•

hedge of a net investment in a foreign entity: the changes in the fair value of the hedging instrument are recognized in equity for the effective portion of the hedging relationship, while the changes in fair value relating to the ineffective portion of the hedge are recognized in profit or loss from financial items. Upon disposal of the net investment in the foreign entity, all changes in fair value of the hedging instrument previously recognized in equity are transferred to the income statement under the same heading as the disposal gains or losses.

Form 20-F 2006 – Rhodia - F-18

Back to Contents

2.17 Provisions for retirement obligations and other long-term employee benefits

The Group’s employees are offered various post-employment and other long-term employee benefits as a result of legislation applicable in certain countries and the contractual agreements entered into by the Group with its employees. These benefits are classified under defined benefit or defined contribution plans.

(a) Defined contribution plans

Defined contribution plans involve the payment of contributions to a separate entity, thus releasing the employer from any subsequent obligation, as the entity is responsible for paying the amounts due to the employee. Once the contributions have been paid, no liability is shown in the Rhodia financial statements.

(b) Defined benefit plans

Defined benefit plans concern all plans other than defined contribution plans. Rhodia is required to provide for the benefits to be paid to active employees and pay those for former employees. Actuarial and/or investment risks fall, in substance, upon the Group.

These plans mainly concern:

•

retirement benefits: pension plans, termination benefits, other retirement obligations and supplemental benefits;

•

other long-term employee benefits: long-service benefits granted to employees according to their seniority within the Group;

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

The amount recorded under retirement obligations and other long-term employee benefits corresponds to the difference between the present value of future obligations and the fair value of the plan assets intended to hedge them, less, where necessary, any unamortized past service cost (except regarding other long-term employee benefits for which the past service cost is immediately recognized in profit or loss). If this calculation gives rise to a net commitment, an obligation is recorded in liabilities. If the measurement of the net obligation gives rise to surplus for the Group, the asset recognized for this surplus is limited to the net total of any unrecognized past service cost and the present value of any future plan refunds or any reduction in future contributions to the plan.

Form 20-F 2006 – Rhodia - F-19

Back to Contents

In 2005, Rhodia elected for the early adoption of the amendment to IAS 19. Hence, the actuarial gains and losses on post-employment benefits arising from experience adjustments and/or changes in actuarial assumptions are recognized directly in equity for the period in which they occur in consideration of the increase or decrease in the obligation. They are disclosed in the consolidated statement of income and expenses for the period.

The actuarial gains and losses relating to other long-term benefits and other employee benefits are fully recognized in profit or loss for the period in which they occur.

The interest expenses arising from the reverse discounting of retirement benefits and similar obligations and the financial income from the expected return on plan assets are recognized in profit or loss from financial items.

The amendment or introduction of a new post-employment or other long-term benefit plan may increase the present value of the defined benefit obligation for services rendered in previous periods, otherwise known as past service cost. This past service cost is recognized in profit or loss on a straight-line basis over the average period until the corresponding benefits are vested by employees. The benefits vested upon adoption or amendment of the plan are immediately recognized in profit or loss.

The actuarial calculations of retirement obligations and other long-term benefits are performed by independent actuaries.

2.18 Share-based payment

Rhodia has set up various compensation plans for employees offering bonus shares, preferential stock subscription and stock purchase and subscription options.

The fair value of services rendered by employees in consideration for the granting of shares or options represents an expense. This expense is recognized on a straight-line basis in the income statement over the vesting periods relating to these shares or options with the recognition of a corresponding adjustment in equity.

The fair value of services rendered is measured in reference to the fair value of the shares or options on the grant date. Where appropriate, the cost of the non-transferability of shares by the holder, determined using observable market data on the grant date and the specific market characteristics of the Rhodia share, is taken into account.

At each balance sheet date, the Group re-estimates the number of shares or options likely to be vested. The impact of the revised estimates is recognized in profit or loss against a corresponding adjustment in equity.

2.19 Provisions

A provision is recognized when Rhodia has a legal or constructive obligation as a result of a past event, which can be reliably measured, and whose settlement is expected to result in an outflow of economic resources for Rhodia.

Provisions are discounted in order to take into account market assessments of the time value of money using risk free rates net of inflation and specific to the relevant geographical areas. The impact of interest rate fluctuations and changes to estimated future cash flows is recognized in other operating expenses in the income statement. The interest expense (reverse discounting) is recognized in finance costs in the income statement.

Environmental liabilities

Rhodia analyzes all its environmental risks and the corresponding provisions. Rhodia measures these provisions to the best of its knowledge of applicable regulations, the nature and extent of the pollution, clean-up techniques and other available information.

Form 20-F 2006 – Rhodia - F-20

Back to Contents

Restructuring

Restructuring comprises all measures designed to permanently adapt structures, production and employees to economic changes. A provision for restructuring is recognized when the Group has approved a detailed formal plan and has either started to implement the plan, or announced its main features to the public.

2.20 Net sales and other revenue

Net sales and other revenue are measured at the fair value of the consideration received or receivable, net of returns, rebates and trade benefits granted and sales tax, once the risks and rewards inherent to the ownership of the goods have been transferred to the customers or the service has been rendered.

Net sales comprise the sales of goods (goods and goods for resale) and value-added services corresponding to Rhodia’s know-how.

Other revenue includes the provision of services primarily corresponding to the rebilling of costs incurred on behalf of third parties and commodity and utility trading transactions, or other revenue deemed as incidental by the Group (e.g. temporary contracts following the sale of businesses).

Net sales and other revenue are recognized when all the following conditions have been satisfied:

(i) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods or, with respect to the rendering of services, the stage of completion can be measured reliably;

(ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the entity;

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

2.21 Restructuring costs

Restructuring costs include severance pay, compensation for the early termination of operating leases and all exit costs arising from restructurings, including impairment losses recognized on discontinued assets due to the closure of a site or operation. They are recognized net of reductions in employee benefits already accrued, in case of loss of these benefits by employees.

2.22 Other operating income and expenses

Other operating income and expenses mainly comprise:

•

the gains or losses on disposal of non-current assets where they do not relate to operations sold or for sale which are disclosed under profit or loss from discontinued operations in the income statement;

•

other material operating income and expenses likely to distort the comparability of fiscal years.

Form 20-F 2006 – Rhodia - F-21

Back to Contents

2.23 Operating profit or loss

Operating profit or loss corresponds to all income and expenses not arising from financing activities, associates, discontinued operations and income tax.

2.24 Discontinued operations

A discontinued operation is a component of Rhodia that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. An operation is classified as discontinued at the time of its sale or beforehand if the operation satisfies the criteria for classification as held for sale.

The net profit or loss from operations sold or for sale and, where necessary, disposal gains or losses and impairment losses subsequent to the measurement of assets at fair value less costs to sell, are disclosed in the income statement under “Profit or loss from discontinued operations”.

When a component of the operation is classified in discontinued operations, the comparative income statements are restated as if the component had been classified in discontinued operations at the beginning of each previous comparative period.

2.25 Finance income and costs

Finance costs comprise the interest on borrowings calculated using the effective interest rate method, the systematic amortization of transaction costs relating to credit lines, borrowing prepayment or credit line cancellation costs and the expensing of the discounting cost of non-current liabilities.

Finance income comprises the expected return on plan assets, cash income and dividends.

Net foreign exchange gains or losses and the changes in fair value of derivatives are presented respectively in finance income or costs, with the exception of changes in fair value of derivatives which are recognized on the same line item as the hedged transaction.

All interest on borrowings is recognized in finance costs as incurred, with the exception of interest arising from the acquisition, construction and production of an eligible intangible asset or item of property, plant and equipment that is capitalized in the cost of the asset in accordance with the alternative treatment authorized by IAS 23 Borrowing Costs.

2.26 Income tax expense

The income tax expense or benefit for the period includes current tax and deferred tax. Tax is recognized in profit or loss unless it relates to items that are directly recognized in equity, in which case tax is recognized in equity.

2.27 Earnings per share

Basic earnings per share is calculated by dividing profit or loss attributable to Rhodia shareholders by the weighted average number of ordinary shares outstanding during the period, after deduction of the shares owned by Rhodia.

Diluted earnings per share is calculated by taking into account all existing dilutive instruments and the value of the goods or services receivable for each stock purchase or subscription option.

Rhodia also discloses basic and diluted earnings per share for continued and discontinued operations.

Form 20-F 2006 – Rhodia - F-22

Back to Contents

2.28 Segment information

A segment is a distinguishable component of the Group that is either engaged in providing related products or services (business segment) or providing products or services within a particular economic environment (geographical segment) and that is subject to risks and returns that are different from those of components operating in other economic environments. Rhodia’s primary segment reporting format is business segments.

1 NOTES TO THE CONSOLIDATED INCOME STATEMENT

3. Segment information

The following information concerns continuing operations. Information on discontinued operations is presented in Note 10.

On January 1, 2006, Rhodia was transformed from an organization with 8 enterprises to an organization comprising the following 7 enterprises:

•

Novecare, whose group structure remains unchanged compared to 2005;

•

Silcea, whose group structure corresponds to Rare Earths and Silica Systems as the Silicones business was classified as a discontinued operation;

•

Organics, which encompasses the businesses of former units Coatis, Organics and Pharma Solutions, with the exception of the solvents business in Brazil that was transferred to Polyamide;

•

Polyamide, which encompasses the former unit Polyamide and Coatis’ solvents business;

•

Acetow, whose group structure remains unchanged;

•

Eco Services, whose group structure remains unchanged;

•

Energy Services, whose businesses were included in “Corporate and Other” in 2005, and which has been identified as a separate entity since January 1, 2006.

As from 2006, this entity sold the first Certified Emission Rights arising from the projects initiated in Brazil and Korea under the Clean Development Mechanism (CDM).

The information from previous years has been restated to make it comparable with the figures for fiscal year 2006.

Form 20-F 2006 – Rhodia - F-23

Back to Contents

3.1 Information by business segment

Inter-segment transactions are performed at arm’s length under normal market conditions.

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other (1)	Group
Year ended December 31, 2006
Net sales	1,922	447	936	412	230	875	25	67	4,914
Other revenue	125	5	10	5	6	110	450	163	874
Inter-company sales – Net sales	(84)	-	(6)	(2)	-	(10)	-	(2)	(104)
Inter-company sales – Other revenue	(21)	(2)	(2)	(1)	-	(69)	(253)	(75)	(423)
External net sales	1,838	447	930	410	230	865	25	65	4,810
External other revenue	104	3	8	4	6	41	197	88	451
Operating profit/(loss)	172	78	76	33	58	31	76	(165)	359
Profit/(loss) from financial items									(305)
Income tax benefit									57
Profit/(loss) from continuing operations									111

(1)

Corporate and Other net sales mainly comprise sales from the trading activity, which consists of the purchase and resale by the Group’s international sales network of products from the Group’s other segments or third-party partners in the chemicals industry (€67 million at December 31, 2006).

Other revenue is generated from incidental businesses not directly related to the other companies and mainly comprises internal and third party industrial service sales (€163 million at December 31, 2006).

The loss from operations in this business segment was primarily attributable to the margin on trading and incidental activities (€24 million at December 31, 2006), the expenses of the Group’s Corporate functions and departments (€166 million at December 31, 2006), restructuring costs relating to the Group’s reorganization initiated at the end of 2003 (€12 million at December 31, 2006), and finally expenses relating to the recognition of additional environmental provisions for discontinued sites and activities and disposal gains and losses (€10 million at December 31, 2006).

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Year ended December 31, 2005
Net sales	1,710	410	935	393	209	912		83	4,652
Other revenue	117	3	9	4	7	94	386	203	823
Inter-company sales – Net sales	(84)	(1)	(10)	(12)	-	(18)	-	(6)	(131)
Inter-company sales – Other revenue	(19)	-	(1)	(2)	-	(51)	(221)	(94)	(388)
External net sales	1,626	409	925	381	209	894	-	77	4,521
External other revenue	98	3	8	2	7	43	165	109	435
Operating profit/(loss)	135	65	53	2	36	(23)	13	(215)	66
Profit/(loss) from financial items									(432)
Income tax expense									(53)
Profit/(loss) from continuing operations									(419)

Form 20-F 2006 – Rhodia - F-24

Back to Contents

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Year ended December 31, 2004
Net sales	1,475	395	928	398	201	855	-	119	4,371
Other revenue	98	11	39	3	6	29	263	130	579
Inter-company sales – Net sales	(92)	-	(44)	(18)	-	(34)	-	1	(187)
Inter-company sales - Other revenue	(3)	-	(12)	(1)	-	(7)	(135)	3	(155)
External net sales	1,383	395	884	380	201	821	-	120	4,184
External other revenue	95	11	27	2	6	22	128	133	424
Operating profit/(loss)	78	74	72	24	35	(176)	(2)	(240)	(135)
Share of profit/(loss) of associates	7			(4)					3
Profit/(loss) from financial items									(260)
Income tax expense									(98)
Profit/(loss) from continuing operations									(490)

The analysis by business segment of income and expenses with no impact on cash flow is as follows:

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Year ended December 31, 2006
Depreciation, amortization and impairment	(92)	(30)	(34)	(28)	(19)	(41)	(11)	(49)	(304)
Current and non-current provisions	10	9	13	5		29		60	126
Gain/(loss) on disposal of non-current assets						4	27	2	33
Year ended December 31, 2005
Depreciation, amortization and impairment	(91)	(34)	(36)	(29)	(21)	(58)	(8)	(46)	(323)
Current and non-current provisions	8	7	(7)	1	1	12		28	50
Gain/(loss) on disposal of non-current assets			3	(6)		19		(7)	9
Year ended December 31, 2004
Depreciation, amortization and impairment	(105)	(33)	(39)	(26)	(23)	(140)	(7)	(73)	(446)
Current and non-current provisions	(1)		(1)		(1)	(13)		(20)	(36)
Gain/(loss) on disposal of non-current assets	6	(1)	4	1	1	2		25	38

Form 20-F 2006 – Rhodia - F-25

Back to Contents

Assets, liabilities and capital expenditure (acquisitions of intangible assets and property, plant and equipment) by business segment break down as follows:

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
At December 31, 2006
Assets by business segment	1,292	304	586	387	200	553	124	285	3,731
Unallocated assets (1)								1,422	1,422
TOTAL ASSETS									5,153
Liabilities by business segment	486	201	302	158	36	513	79	1,137	2,912
Unallocated liabilities (2)								2,869	2,869
TOTAL LIABILITIES									5,781
Capital expenditure	93	21	29	43	16	49	23	37	311

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
At December 31, 2005
Assets by business segment	1,333	319	611	699	238	586	84	304	4,174
Unallocated assets (1)								1,472	1,472
TOTAL ASSETS									5,646
Liabilities by business segment	547	185	225	221	62	438	60	1,354	3,092
Unallocated liabilities (2)								3,220	3,220
TOTAL LIABILITIES									6,312
Capital expenditure	63	27	24	36	19	71	4	42	286

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
At December 31, 2004
Assets by business segment	1,279	301	583	743	185	795	44	504	4,434
Unallocated assets (1)								1,132	1,132
TOTAL ASSETS									5,566
Liabilities by business segment	507	185	258	225	47	500	52	1,098	2,872
Unallocated liabilities (2)								3,215	3,215
TOTAL LIABILITIES									6,087
Capital expenditure	57	29	22	32	20	39		49	248

(1)

Unallocated assets include financial assets with the exception of trade receivables and available-for-sale financial assets, current tax receivables and deferred tax assets in addition to assets classified as held for sale.

(2)

Unallocated liabilities include financial liabilities with the exception of trade payables, current tax payables and deferred tax liabilities in addition to liabilities associated with assets classified as held for sale.

Form 20-F 2006 – Rhodia - F-26

Back to Contents

3.2 Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

(in millions of euros)	2006	2005	2004
France	915	931	744
Rest of Europe	1,762	1,622	1,693
North America	841	977	874
South America	805	668	584
Asia and other countries	938	758	713
TOTAL	5,261	4,956	4,608

Net sales by geographical area are calculated according to the customer’s geographical location.

Segment assets based on their geographical location break down as follows:

(in millions of euros)	2006	2005	2004
France	1,542	1,727	1,989
Rest of Europe	578	740	965
North America	644	761	680
South America	467	442	337
Asia and other countries	500	504	463
TOTAL	3,731	4,174	4,434

The costs incurred in 2004, 2005 and 2006 for the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

(in millions of euros)	2006	2005	2004
France	147	150	116
Rest of Europe	45	51	49
North America	38	37	39
South America	41	29	26
Asia and other countries	40	19	18
TOTAL	311	286	248

4. Employee expenses

This information is presented prior to the reclassification of discontinued operations.

(in millions of euros)	2006	2005	2004
Wages	(709)	(766)	(796)
Social security contributions (including expenses for defined contribution plans)	(249)	(285)	(344)
Other employee expenses	(77)	(89)	(98)
Retirement benefits and similar obligations	(54)	(65)	(45)
Share-based payments	(9)	(1)	(1)
TOTAL	(1,098)	(1,206)	(1,284)

Other employee expenses mainly include training costs and severance pay.

The heading “Share-based payments” includes stock subscription plan expenses for 2004, 2005 and 2006 and the expense relating to the granting of bonus shares for 2006 (see Note 33.2).

Form 20-F 2006 – Rhodia - F-27

Back to Contents

5. Depreciation, amortization and impairment

The depreciation, amortization and impairment included in operating expenses concern the following assets:

(in millions of euros)	2006	2005	2004
Property, plant and equipment- depreciation	(265)	(282)	(346)
Development expenditure - amortization	(3)	(3)	(1)
Other intangible assets – amortization	(32)	(30)	(35)
Property, plant and equipment - impairment	(4)	(8)	(48)
Goodwill - impairment			(16)
TOTAL EXCLUDING ITEMS RECOGNIZED AS ASSETS HELD FOR SALE	(304)	(323)	(446)
Amortization of items recognized as assets held for sale	(31)	(91)	(130)
Impairment of items recognized as assets held for sale (see Note 10.3)	(4)	(104)	(174)
TOTAL DEPRECIATION, AMORTIZATION AND IMPAIRMENT	(339)	(518)	(750)

The depreciation, amortization and impairment included in operating expenses and presented by function in the income statement break down as follows:

(in millions of euros)	2006	2005	2004
Cost of sales	(260)	(270)	(336)
Administrative and selling expenses	(33)	(39)	(46)
Research and development expenditure	(11)	(13)	(14)
Goodwill impairment	-	-	(16)
Restructuring costs	-	(1)	(34)
TOTAL CONTINUING OPERATIONS	(304)	(323)	(446)
Discontinued operations	(35)	(195)	(304)
TOTAL DEPRECIATION, AMORTIZATION AND IMPAIRMENT	(339)	(518)	(750)

5.1 Impairment tests

In accordance with the methodology adopted by the Group for the implementation of impairment tests (see Note 2.9), and in the absence of fair value observable in an organized market, the recoverable amount of cash generating units (CGUs) or groups of CGUs corresponds to their value in use, which is defined as equal to the sum of net cash flows from the latest forecasts for each CGU or group of CGUs and determined using the following methods:

•

5-year business plan prepared by management based on growth and profitability assumptions, taking into account past performances, forecast changes in the economic environment and expected market development;

•

consideration of a terminal value determined by capitalizing a standard cash flow obtained by extrapolating the most recent cash flow of the explicit business plan period, affected by a long-term growth rate deemed appropriate for the activity and the location of the assets;

•

discounting of expected cash flows at a rate determined using the weighted average capital cost formula of Rhodia.

The main assumptions used in 2006 for annual impairment tests on goodwill and tests on other intangible assets and property, plant and equipment on account of indications of impairment are as follows:

Discount rate

For the weighted average cost of capital, the market parameters were determined using a sample of 8 companies from the chemicals industry.

Considering these parameters and a market risk premium of 4.8%, the cost of capital used to discount future cash flows was set at 7.5% for assets located in the OECD zone (7% in 2005).

Specific discount rates were determined for the CGUs operating in China (8.5% euro cash flow base in 2006 compared to 8% in 2005) and Brazil (12.5% euro cash flow base in 2006 compared to 12% in 2005).

Form 20-F 2006 – Rhodia - F-28

Back to Contents

Long-term growth rate

The rates used for the main CGUs or group of CGUs were as follows:

2006
Polyamide	2.0%
Phosphorus products (Novecare)	1.6%
HPCII (Novecare)	1.7%
Silica (Silcea)	3.0%
Electronics & Catalysis (Silcea)	2.0%
Eco services	2.0%
Acetow	2.0%
Organics	2.0%

The long-term growth rates used in 2006 are unchanged compared to those applied in 2005.

5.2

Impairment by business segment

(in millions of euros)	2006	2005	2004
Polyamide	-	-	(10)
Acetow	-	-	-
Novecare	-	-	(5)
Silcea	-	-	-
Eco Services	-	-	-
Organics	(3)	(8)	(26)
Energy Services	(1)	-	-
Corporate and Other	-	-	(24)
TOTAL	(4)	(8)	(65)

Impairment of assets from continuing operations

The tests performed at December 31, 2006 did not lead to any impairment of goodwill. The discounted cash flows considerably exceed the net carrying amounts.

The tests performed in 2006 led to the impairment of property, plant and equipment in the amount of €4 million.

The impairment tests performed in 2005 had resulted in the impairment of property, plant and equipment in the amount of €8 million (no goodwill was allocated to the CGUs).

In 2004, these impairment tests had led the Group to recognize impairment losses totaling €65 million, of which €16 million for the goodwill of the Consumer Health activity and €49 million for property, plant and equipment belonging to several enterprises.

Impairment of assets from discontinued operations

The impairment recognized on non-current assets classified as held for sale is analyzed in Note 10.3.

Form 20-F 2006 – Rhodia - F-29

Back to Contents

6. Restructuring costs

(in millions of euros)	2006	2005	2004
New plans	(19)	(42)	(132)
Re-estimated costs of previous plans	(2)	(34)	(2)
Impairment of non-current assets	-	(1)	(34)
Impairment of current assets	-	(5)	-
TOTAL	(21)	(82)	(168)

A description of restructuring plans is provided in Note 27.3.

Restructuring costs by business segment break down as follows:

(in millions of euros)	2006	2005	2004
Polyamide	(2)	(9)	(12)
Acetow	-	(1)	(1)
Novecare	-	(10)	10
Silcea	-	(3)	(2)
Eco Services	-	-	-
Organics	(8)	(16)	(52)
Energy Services	-	-	-
Corporate and Other	(11)	(43)	(111)
TOTAL	(21)	(82)	(168)

7. Other operating income and expenses

(in millions of euros)	2006	2005	2004
Net gains or losses on disposal of assets	33	9	38
Environmental expenses	(4)	(27)	(69)
Other operating income and expenses	(28)	(24)	(16)
TOTAL	1	(42)	(47)

The disposal gains and losses recognized in 2006 mainly include a capital gain of €27 million arising from the sale of 50% of the shares held by Rhodia in Orbeo (see Note 2.5). At the time of its creation, Rhodia designated Orbeo as a Project Participant under the UNFCCC (United Nations Framework Convention for Climate Change) and accordingly assigned to it rights to future CERs from designated approved projects, up to a certain amount. The assignment is irrevocable. In the event that the designated approved projects do not produce such CERs, Orbeo (and the joint venture partner) have no recourse against the Company. The Company considered that all significant activities have been performed by the Company, such that the earnings process is complete and recognized the related gain on sale.

In 2005, the gains or losses recognized mainly correspond to the following disposals:

Coolants activities in the United Kingdom, Cartridge Silicone Sealants in Europe, and trading subsidiaries in the Middle East. In 2004, the gains or losses mainly involved the sale of real estate assets in France and Spain.

In 2006, other operating income and expenses mainly comprise provisions for depreciations of receivables.

Environmental expenses are analyzed in Note 27.4.

Form 20-F 2006 – Rhodia - F-30

Back to Contents

8. Profit/(loss) from financial items

(in millions of euros)	2006	2005	2004
Gross interest expense on borrowings	(198)	(254)	(237)
Other finance costs	(97)	(92)	(73)
Discounting effects	(131)	(147)	(126)
Expenses on interest-rate derivatives	(11)	(3)	(2)
Other	(11)	-	(11)
TOTAL COSTS	(448)	(496)	(449)
Income from short-term investments	18	18	16
Expected return on pension plan assets	93	91	90
Income from interest-rate derivatives	14	12	13
Other	8	12	2
TOTAL INCOME	133	133	121
Foreign exchange gains/(losses)	10	(69)	68
TOTAL	(305)	(432)	(260)

At December 31, 2006, gross interest expense on borrowings declined following the impact of the early redemption of a portion of the High Yield notes in January 2006, based on the funds raised in the December 2005 capital increase (see Note 24.1).

The discounting effects mainly comprise the financial cost relating to retirement benefit obligations (see Note 26.1)

8.1 Other finance income and costs

Other finance costs are primarily related to refinancing transactions.

In 2006, they included €70 million with respect to the premium from the early redemption of High Yield notes in the amount of €720 million and USD 197 million in November 2006 in addition to €7 million for the accelerated amortization of the High Yield notes issue costs and premiums corresponding to the early redeemed portion.

In 2005, finance costs broke down as follows:

•

€39 million related to the premium from the early redemption of High Yield notes in the amount of €128 million and USD 310 million. As these redemptions completed in January 2006 were subject to an irrevocable notice in December 2005, the corresponding expense was recognized in 2005;

•

€15 million in respect of the accelerated amortization of the High Yield notes issue costs and premiums in respect of the portion of High Yield bonds that was redeemed early in January 2006;

•

€17 million in respect of the accelerated amortization of the medium-term Refinancing Facilities Agreement (RFA) origination fees, pursuant to the setting up of a new syndicated credit line on June 17, 2005;

•

€8 million in respect of the early redemption premium of the European Medium-Term Notes (EMTNs) maturing in March 2006.

In 2004, other finance costs included a one-time amortization charge of €7 million recognized when the maximum amount of the RFA credit line was reduced, €12 million upon the early redemption of the EMTNs maturing in 2005 and €25 million of expenses relating to the Group’s financial restructuring.

Form 20-F 2006 – Rhodia - F-31

Back to Contents

8.2 Foreign exchange gains or losses

In 2004, 2005 and 2006, foreign exchange gains or losses mainly comprise the gains or losses on the unhedged US dollar-denominated debt.

9. Income tax

Tax benefit/(expense) breaks down as follows:

(in millions of euros)	2006	2005	2004
Current income tax expense	(40)	(21)	(37)
Deferred tax benefit (expense)(see Note 18)	97	(32)	(61)
TAX INCOME (EXPENSE) FOR THE YEAR	57	(53)	(98)

The reconciliation between the statutory tax rate in France and the effective tax rate for income tax from continuing operations is as follows:

(in percentages)	2006	2005	2004
Statutory tax rate in France	33.33%	33.33%	33.33%
Foreign exchange differences between France and other countries	(0.43)%	(0.82)%	0.57%
Impact of reduced rates	(8.88)%	(5.41)%	0.54%
Other permanent differences	(0.44)%	18.91%	6.10%
Impact of changes in the deferred tax rate	6.92%	-	-
Non-recoverable withholding tax	9.01%	-	-
Recognition of deferred tax assets previously not recognized	(192.06)%	-	-
Unrecognized deferred tax assets	48.15%	(60.5)%	(65.19)%
EFFECTIVE TAX RATE	(104.40)%	(14.49)%	(24.65)%

For the year ended December 31, 2006, the Group reported a tax benefit of €57 million, compared to a €53 million expense in 2005.

This benefit mainly arises from the tax benefit recognized in 2006 in the United States for an amount of €84 million, including €99 million relating to previously unrecognized deferred tax assets whose recovery in future periods is now considered probable.

Management believes that, due to the restructuring measures undertaken since 2004 and, in particular, the disposal of the loss-making “Development and custom synthesis for the pharmaceuticals industry” business of Rhodia Pharma Solutions at the end of March 2006, the US tax group shall have future tax profits against which these deferred tax assets will be realized.

Management has not modified its estimate of the probability of recovering the deferred tax assets relating to the French and British tax groups. Hence, their deferred tax assets were recognized up to the amount of deferred tax liabilities so that the deferred tax position of the French and British tax groups show a nil value.

The effective tax rate for 2005 reflects the impact of the non-recognition of the new deferred tax assets generated over the period in the amount of €304 million, of which €211 million for France and €67 million for the United Kingdom. These deferred tax assets arise mainly from the losses incurred in 2005 by these tax groups. The effective tax rate also reflects a €24 million expense relating to the cancellation of all the previously recognized deferred tax assets of the tax group due to the new tax losses incurred during the year.

At December 31, 2004, the probability of recovering the deferred tax assets of the UK tax group resulted in the recognition of a charge in the amount of €61 million.

Form 20-F 2006 – Rhodia - F-32

Back to Contents

10. Assets held for sale and discontinued operations

(in millions of euros)	2006	2005	2004
Net sales	654	878	1,274
Other revenue	40	55	53
Goodwill impairment	(4)	(104)	(174)
Net operating expenses	(684)	(989)	(1,474)
Finance costs	(13)	(23)	(10)
Profit/(loss) from discontinued operations before tax and gain/(loss) on disposals	(7)	(183)	(331)
Gain/(loss) on disposals	(30)	(24)	216
Tax effect	(8)	11	(27)
Profit/(loss) from discontinued operations	(45)	(196)	(142)

10.1 Disposals in 2004, 2005 and 2006

In 2006, Rhodia completed the following sales:

•

at the end of January, the “Decorative Coatings and Adhesives” business (Latex business) of the former Coatis unit was sold to Hexion Specialty Chemicals Inc.;

•

at the end of March, Rhodia sold the “Development and custom synthesis for the pharmaceuticals industry” business of the former Rhodia Pharma Solutions unit to Shasun Chemicals & Drug Ltd.;

•

at the end of December, the European business for the production and sale of industrial wires and fibers (Polyamide) was sold to Butler Capital Partners.

The disposal gains and losses for the year ended December 31, 2006 mainly relate to the sale of the “Development and custom synthesis for the pharmaceuticals industry” business. This generated a disposal loss mainly due to the transfer to profit or loss of the €18 million translation reserve related to the sale of this US subsidiary.

In 2005, Rhodia completed sales on the following dates:

•

in March, Rhodia completed the sale of the chlorine production business located on the Staveley site (United Kingdom) of its Novecare unit to Ineos Chlore Ltd.;

•

in October, Rhodia completed the sale of the phosphate production business (included in the Corporate and other segment) and the sulfuric acid business of the former Coatis unit located on the Rieme site in Belgium to Misa Inc.

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

Sales completed in 2005 generated a net loss of €24 million before tax, while sales completed in 2004 had generated a €216 million net gain before tax, with the income tax expense amounting to €22 million.

Form 20-F 2006 – Rhodia - F-33

Back to Contents

10.2 Disposals in progress at December 31, 2006

The following main businesses are included in assets held for sale (Note 10) and are in the process of being sold at December 31, 2006:

•

Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to Rhodia’s commitment to a sale in connection with its withdrawal from the European textile business of the Polyamide segment. The joint venture’s shareholders are currently negotiating with Nylstar’s lending banks which should organize a restructuring of the bank debt in the first half of 2007. Prior to this restructuring, Rhodia, and SNIA, the joint shareholder in Nylstar, should sell without recourse their shares to a third party designated by the banks (see Note 34);

•

Spanish phosphates production business of the Corporate and Other segment: after having withdrawn from the phosphates production business at Rieme in Belgium, Rhodia has been actively negotiating its withdrawal from this business since the end of 2005. A sales agreement was signed on February 17, 2007 with Misa Inc. This business should be definitively sold in the first half of 2007 (see Note 34);

•

Silicones activity: Rhodia has initiated the sale of its Silicones activity. A sales agreement with China National Bluestar Corporation was signed on October 25, 2006. The transaction was finalized on January 31, 2007 (see Note 34).

10.3 Profit or loss from discontinued operations by business segment

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
2006
Profit/(loss) from discontinued operations	13	-	1	23	-	(50)	-	(32)	(45)
2005
Profit/(loss) from discontinued operations	11	-	-	18	-	(156)	-	(69)	(196)
2004
Profit/(loss) from discontinued operations	(71)	-	218	(59)	-	(184)	-	(46)	(142)

The loss from discontinued operations of the Corporate and other segment mainly includes the loss arising from the Spanish Phosphate Production businesses in the process of being sold at December 31, 2006. This classification resulted in the recognition in 2006 of an impairment loss of €4 million for non-current assets and inventories in order to reduce their carrying amount to their fair value net of disposal costs.

The loss from discontinued operations of Organics mainly reflects the loss arising from the “Development and custom synthesis for the pharmaceuticals industry” business of the former Rhodia Pharma Solutions unit, including impairment of goodwill (€75 million in 2004), property, plant and equipment (€101 million in 2005 and €55 million in 2004) and inventories (€3 million).This impairment wrote down the carrying amount of the property, plant and equipment and intangible assets of this business to zero at December 31, 2005.

The profit from discontinued operations of the Novecare unit in 2004 mainly included the gain on the disposal of the Food Ingredients business while Silicea recorded a €44 million impairment loss, thus reducing the carrying amount of the goodwill allocated to this business to zero.

Form 20-F 2006 – Rhodia - F-34

Back to Contents

10.4 Assets held for sale and associated liabilities

(in millions of euros)	2006	2005	2004
Property, plant and equipment	219	22	-
Intangible assets	8	1	-
Other non-current assets	50	3	-
Inventories	74	20	-
Trade and other receivables	83	11	-
Cash and cash equivalents	3	-	-
Assets classified as held for sale	437	57	-
Provisions (non-current)	7	9	-
Other non-current liabilities	141	3	-
Trade and other payables	86	9	-
Other current liabilities	6	30	-
Liabilities associated with assets classified as held for sale	240	51	-

At December 31, 2006, assets held for sale and associated liabilities mostly concern the Silicones business.

At December 31, 2005, assets held for sale mainly corresponded to the property, plant and equipment of the Latex business, the sale of which was completed in January 2006 and the working capital requirements of the “Development and custom synthesis for the pharmaceuticals industry” business of Rhodia Pharma Solutions (the property, plant and equipment and intangible assets of this business having a nil value due to the impairment losses recognized).

11. Earnings per share

The average number of outstanding shares prior to and after dilution is determined as follows:

(in number of shares)	2006	2005	2004
Number of shares issued at January 1,	1,176,716,541	627,582,158	179,309,188
Shares issued in connection with the May 7, 2004 capital increase			448,272,970
Shares issued in connection with the December 20, 2005 capital increase		549,134,383
Shares issued in connection with the June 30, 2006 capital increase (see Note 23.2)	27,469,633
Number of shares issued at December 31,	1,204,186,174	1,176,716,541	627,582,158
Weighted average number of shares outstanding at December 31, before dilution	1,190,639,506	645,635,891	471,607,727
Granting of bonus shares (see Note 33)	4,007,174
Granting of stock subscription options (see Note 33)	1,414,520
Issue of stock subscription warrants (see Note 23.2)	109,070
Weighted average number of shares outstanding at December 31, after dilution	1,196,170,270	645,635,891	471,607,727

Form 20-F 2006 – Rhodia - F-35

Back to Contents

Basic and diluted earnings per share are determined as follows:

	2006	2005	2004
Profit/(loss) from continuing operations for the period attributable to equity holders of Rhodia SA (in millions of euros)	107	(420)	(499)
Loss from discontinued operations for the period attributable to equity holders of Rhodia SA (in millions of euros)	(45)	(196)	(142)
Profit/(loss) for the period attributable to equity holders of Rhodia SA (in millions of euros)	62	(616)	(641)
Weighted average number of shares outstanding at December 31, before dilution	1,190,639,506	645,635,891	471,607,727
Weighted average number of shares outstanding at December 31, after dilution	1,196,170,270	645,635,891	471,607,727
Basic and diluted earnings per share from continuing operations (in euros)	0.09	(0.65)	(1.06)
Basic and diluted earnings per share from discontinued operations (in euros)	(0.04)	(0.30)	(0.30)
Basic and diluted earnings per share (in euros)	0.05	(0.95)	(1.36)

As earnings per share are rounded off to the nearest eurocent, basic and diluted earnings per share are identical in 2006.

Form 20-F 2006 – Rhodia - F-36

Back to Contents

2. NOTES TO THE CONSOLIDATED BALANCE SHEET

The movements presented in the notes to the consolidated balance sheet include those which impacted assets and liabilities held for sale until their classification under separate headings in the balance sheet. The net flows subsequent to this classification are presented in “Other movements”.

12. Property, plant and equipment

(in millions of euros)	Land	Buildings	Machinery and equipment	PPE under construction	Total
Year ended December 31, 2006
At January 1, 2006	131	351	1,533	120	2,135
Additions and assets under construction (1)	5	42	187	44	278
Disposals and retirements	(6)	(11)	14	(7)	(10)
Depreciation	(2)	(40)	(256)	-	(298)
Impairment	-	(1)	(3)	-	(4)
Changes in consolidation scope (2)	(3)	(14)	(36)	(5)	(58)
Currency translation differences and other movements (3)	(8)	(48)	(220)	(7)	(283)
At December 31, 2006	117	279	1,219	145	1,760
Gross value	149	835	4,552	145	5,681
Accumulated depreciation and impairment	(32)	(556)	(3,333)		(3,921)
Net carrying amount at December 31, 2006	117	279	1,219	145	1,760

(1)

Assets under construction represent €191 million in 2006.

(2)

The changes in consolidation scope include the sale of the Industrial Wires and Technical Fibers businesses of the Polyamide unit for €64 million (see Note 10.1) and the absorption of Polimer Iberia (Spain), previously proportionately consolidated by Rhodia Iberia SL, for €10 million.

(3)

The foreign exchange loss generated in 2006 totaled €60 million. Other movements include the classification of the Silicones business assets as held for sale for €206 million (see Note 10.2) and the classification of the Sulfur Products business of the Organics unit for €12 million.

(in millions of euros)	Land	Buildings	Machinery and equipment	PPE under construction	Total
Year ended December 31, 2005
At January 1, 2005	123	391	1,602	129	2,245
Additions and assets under construction (4)	2	25	247	(16)	258
Disposals and retirements	(5)	(9)	(5)	(1)	(20)
Depreciation	-	(49)	(299)	-	(348)
Impairment	(1)	(29)	(97)	-	(127)
Changes in consolidation scope	-	-	(3)	-	(3)
Currency translation differences and other movements (5)	12	22	88	8	130
At December 31, 2005	131	351	1,533	120	2,135
Gross value	164	1,065	5,732	120	7,081
Accumulated depreciation and impairment	(33)	(714)	(4,199)	-	(4,946)
Net carrying amount at December 31, 2005	131	351	1,533	120	2,135

(4)

Assets under construction represent €201 million in 2005.

(5)

Other movements include the reclassification of machinery and equipment from the Coatis Latex business to assets held for sale in the amount of €22 million.

Form 20-F 2006 – Rhodia - F-37

Back to Contents

(in millions of euros)	Land	Buildings	Machinery and equipment	PPE under construction	Total
Year ended December 31, 2004
Gross value	199	1,151	5,982	183	7,515
Accumulated depreciation and impairment	(40)	(676)	(3,956)	-	(4,672)
At January 1, 2004	159	475	2,026	183	2,843
Additions and assets under construction (6)	1	22	206	1	230
Disposals and retirements	(4)	(12)	(29)	(1)	(46)
Depreciation	(22)	(88)	(312)	-	(422)
Impairment	-	-	(150)	-	(150)
Changes in consolidation scope	(11)	(38)	(158)	(9)	(216)
Currency translation differences and other movements	-	32	19	(45)	6
At December 31, 2004	123	391	1,602	129	2,245
Gross value	167	1,061	5,528	129	6,885
Accumulated depreciation and impairment	(44)	(670)	(3,926)	-	(4,640)
Net carrying amount at December 31, 2004	123	391	1,602	129	2,245
(6) Assets under construction represent €90 million in 2004.

The impairment losses recognized in 2004, 2005 and 2006 are detailed in Note 5 for assets in continuing use and Note 10 for assets classified as held for sale.

Finance-leased assets break down as follows:

(in millions of euros)	Land and Buildings	Machinery and Equipment	Total
At December 31, 2006
Gross value	15	70	85
Depreciation	(5)	(35)	(40)
TOTAL FINANCE-LEASED ASSETS	10	35	45
At December 31, 2005
Gross value	36	126	162
Depreciation	(6)	(22)	(28)
TOTAL FINANCE-LEASED ASSETS	30	104	134
At December 31, 2004
Gross value	13	190	203
Depreciation		(25)	(25)
TOTAL FINANCE-LEASED ASSETS	13	165	178

The decrease in finance-leased assets in 2006 was mainly due to the classification of the Silicones business assets as held for sale.

Form 20-F 2006 – Rhodia - F-38

Back to Contents

13. Goodwill

13.1 Segment allocation

(in millions of euros)	2006	2005	2004
Polyamide	10	17	16
Acetow	3	4	3
Novecare	134	143	130
Silcea	30	28	28
Eco services	37	42	36
Organics	11	10	13
Energy Services	-	-	-
Corporate and Other	-	-	-
TOTAL	225	244	226

13.2 Movements during the year

(in millions of euros)	Gross	Impairment	Net
At December 31, 2006	248	(23)	225
Disposals	(85)	78	(7)
Transfer to assets classified as held for sale	(44)	44	-
Currency translation differences	(10)	(2)	(12)
At January 1, 2006	387	(143)	244
At December 31, 2005	387	(143)	244
Additions	1	-	1
Impairment	-	(3)	(3)
Currency translation differences	20	-	20
At January 1, 2005	366	(140)	226
At December 31, 2004	366	(140)	226
Disposals	(65)	-	(65)
Impairment	-	(140)	(140)
Currency translation differences	(6)	-	(6)
At January 1, 2004	437	-	437

The impairment losses recognized in 2004 and 2005 are detailed in Note 5 for goodwill allocated to CGUs of continuing operations and Note 10 for those included in groups of assets held for sale.

Form 20-F 2006 – Rhodia - F-39

Back to Contents

14. Other intangible assets

(in millions of euros)	Trademarks and patents	Software	Development costs	Other	Total
Year ended December 31, 2006
At January 1, 2006	19	57	22	56	154
Additions and assets under construction (1)	2	10	26	10	48
Disposals and retirements	-	-	(1)	(2)	(3)
Impairment	-	-	(1)	-	(1)
Amortization	(3)	(28)	(3)	(2)	(36)
Changes in consolidation scope (2)	-	-	(1)	(1)	(2)
Currency translation differences and other movements (3)	(2)	4	(9)	25	18
At December 31, 2006	16	43	33	86	178
Gross value	81	255	38	119	493
Depreciation, amortization and impairment	(65)	(212)	(5)	(33)	(315)
Net carrying amount at December 31, 2006	16	43	33	86	178

(1)

Assets under construction represent €10 million in 2006.

(2)

The changes in consolidation scope include the sale of the Industrial Wires and Technical Fibers businesses of the Polyamide unit.

(3)

Other movements include greenhouse gas emissions as explained below for €22 million and the classification of the Silicones business assets of the Silcea unit as held for sale for €8 million.

(in millions of euros)	Trademarks and patents	Software	Development costs	Other	Total
Year ended December 31, 2005
At January 1, 2005	23	67	10	39	139
Additions and assets under construction (4)	3	16	10	5	34
Disposals and retirements	(1)	-	-	(7)	(8)
Impairment	(4)	-	(2)	-	(6)
Amortization	(4)	(28)	(1)	(1)	(34)
Currency translation differences and other movements (5)	2	2	5	20	29
At December 31, 2005	19	57	22	56	154
Gross value	100	283	26	85	494
Depreciation, amortization and impairment	(81)	(226)	(4)	(29)	(340)
Net carrying amount at December 31, 2005	19	57	22	56	154

(4)

Assets under construction in the amount of €10 million in 2005.

(5)

Other movements include the reclassification of development costs from the Coatis Latex business of the Coatis unit to assets held for sale in the amount of €1 million and the allocation of emission allowances as described below.

Form 20-F 2006 – Rhodia - F-40

Back to Contents

(in millions of euros)	Trademarks and patents	Software	Development costs	Other	Total
Year ended December 31, 2004
Gross value	92	262	13	58	425
Amortization and impairment	(64)	(179)	-	(31)	(274)
At January 1, 2004	28	83	13	27	151
Additions and assets under construction (6)	-	14	2	11	27
Disposals and retirements	-	(1)	-	-	(1)
Amortization	(4)	(28)	(1)	(3)	(36)
Changes in consolidation scope	-	(1)	(2)	2	(1)
Currency translation differences and other movements	(1)	-	(2)	2	(1)
At December 31, 2004	23	67	10	39	139
Gross value	94	259	11	68	432
Depreciation, amortization and impairment	(71)	(192)	(1)	(29)	(293)
Net carrying amount at December 31, 2004	23	67	10	39	139
(6) Assets under construction in the amount of €1 million in 2004.

In 2005 and 2006, the “Other” heading includes the European gas emission allowances allocated to the Group primarily under French and British national allocation plans.

The most significant movements in 2006 reflect the delivery of 2 million tons (€16 million) in respect of effective emissions in 2005, the allocation of 2.8 million tons in 2006 (€48 million) and the sale of an additional 0.5 million tons (€10 million).

At December 31, 2006, 2.3 million tons are still recognized in the balance sheet in the amount of €39 million. In consideration thereof, a liability vis-à-vis the French State was recognized for the amount of allowances to be delivered in 2006 (see Note 28).

The movements in 2005 reflect the allocation of 3 million tons of CO2 equivalent (€22 million) and the sale of an additional 0.5 million tons (€4 million).

The impairment losses recognized in 2005 concerned the assets of the “Development and custom synthesis for the pharmaceuticals industry” business classified in assets held for sale at the year-end.

15.

Investments in associates

Investments in associates break down as follows:

(in millions of euros)	Investments in associates	Share of profit/(loss) of associates
At December 31, 2006
GIE Chimie Salindres	2	-
Energostil	2	-
TOTAL	4	-
At December 31, 2005
GIE Chimie Salindres	2	-
Energostil	2	-
TOTAL	4	-
At December 31, 2004
GIE Chimie Salindres	2	-
Energostil	1	-
Other associates	-	3
TOTAL	3	3

The €3 million share of profit/(loss) of associates in the 2004 income statement relates to investments sold in 2004.

Form 20-F 2006 – Rhodia - F-41

Back to Contents

The aggregate financial data relating to the main associates is shown below:

(in millions of euros)	2006	2005	2004
Total assets	19	20	14
Total liabilities	7	8	2
Net sales	16	16	14
Net profit/(loss)	-	-	-

16. Investments in joint ventures

The aggregate amounts of assets, liabilities and profit or loss of the main joint ventures are shown below:

(in millions of euros)	2006	2005	2004
Assets
Non-current assets	255	285	284
Current assets	186	161	132
TOTAL ASSETS	441	446	416
Liabilities
Non-current liabilities	107	120	143
Current liabilities	219	227	201
TOTAL CURRENT AND NON-CURRENT LIABILITIES	326	347	344
Equity	115	99	72
Net sales	478	430	373
Other revenue	39	32	31
Operating profit or loss	62	42	39
Profit for the period	50	31	56

Form 20-F 2006 – Rhodia - F-42

Back to Contents

17. Non-current financial assets

(in millions of euros)	2006	2005	2004
Loans and receivables
Gross value	138	175	220
Provisions	(37)	(37)	(35)
Net value	101	138	185
Available-for-sale financial assets	19	24	41
Retirement benefit surplus	1	2	-
TOTAL	121	164	226

Non-current financial assets classified as loans and receivables break down as follows:

•

at December 31, 2006: loans in the amount of €20 million, deposits for guarantees in the amount of €38 million and receivables in the amount of €42 million;

•

at December 31, 2005: loans in the amount of €54 million, deposits for guarantees in the amount of €35 million and receivables in the amount of €49 million;

•

at December 31, 2004: loans in the amount of €92 million, deposits for guarantees in the amount of €50 million and receivables in the amount of €43 million.

Available-for-sale assets are investments in non-consolidated companies as shown below:

	2006		2005		2004
(in millions of euros)	% held	Value	% held	Value	% held	Value
Phosphoric Fertilizers Industry (Greece)	8.41	2	8.41	4	8.41	9
Other (less than €5 million)	-	17	-	20	-	32
TOTAL		19		24		41

18. Deferred tax assets and liabilities

The deferred taxes recognized as non-current assets or liabilities break down as follows:

(in millions of euros)	2006	2005	2004
Deferred tax assets	183	83	99
Less than one year	15	40	53
More than one year	168	43	46
Deferred tax liabilities	(32)	(34)	(55)
Less than one year	(8)	(7)	(24)
More than one year	(24)	(27)	(31)

Form 20-F 2006 – Rhodia - F-43

Back to Contents

The deferred taxes shown on the face of the balance sheet arise from:

(in millions of euros)	Assets			Liabilities			Net
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Differences between carrying and tax amounts of:
• assets	7	61	97	(120)	(222)	(160)	(113)	(161)	(63)
• retirement obligations	44	-	-	(4)	-	-	40	-	-
• provisions	69	289	243	(1)	-	-	68	289	243
• derivatives	11	-	-	(1)	-	-	10	-	-
• other items	75	67	73	(31)	(186)	(239)	44	(119)	(166)
Tax loss carryforwards and tax credits	102	40	30	-	-	-	102	40	30
Deferred taxes	308	457	443	(157)	(408)	(399)	151	49	44
Netting effect	(125)	(374)	(344)	125	374	344	-	-	-
NET DEFERRED TAXES	183	83	99	(32)	(34)	(55)	151	49	44

At December 31, 2006, unrecognized deferred tax assets amount to €1,380 million and break down as follows:

•

€854 million in tax loss carryforwards (€599 million at December 31, 2005, €352 million at December 31, 2004), of which €793 million in losses that may be carried forward indefinitely in respect of French and British tax consolidation groups;

•

€102 million in exceptional tax losses that may only be offset against disposals of assets;

•

€424 million generated by the differences in the carrying and tax amounts of the Group’s assets and liabilities.

At each period-end, Rhodia determines whether each tax entity is likely to generate taxable profits against which its deferred tax assets may be offset or to benefit from unrecognized available tax credits. To assess this probability, Rhodia considers in particular current and past results of the tax entities as well as projected taxable profits. In the event of recent losses not relating to non-recurring items, Rhodia considers whether the entities are presumed not to have future taxable profits available to reverse such tax assets or credits. This analysis led the Group not to recognize net deferred tax assets for the French and British tax groups.

Movements in net deferred taxes recognized in the balance sheet break down as follows:

	Maturity
(in millions of euros)	Less than one year	More than one year
At January 1, 2006	33	16
Recognition in equity	1	3
Recognition in profit or loss	(29)	126
Changes in the scope of consolidation	2	4
Currency translation differences and other movements	-	(5)
At December 31, 2006	7	144
At January 1, 2005	29	15
Recognition in equity	-	13
Recognition in profit or loss	(4)	(16)
Changes in the scope of consolidation	-	(3)
Currency translation differences and other movements	8	7
At December 31, 2005	33	16
At January 1, 2004	49	24
Recognition in equity	-	-
Recognition in profit or loss	(26)	(33)
Changes in the scope of consolidation	(2)	37
Currency translation differences and other movements	8	(13)
At December 31, 2004	29	15

The movements in deferred taxes recognized directly in equity concern actuarial gains and losses relating to retirement benefits.

Form 20-F 2006 – Rhodia - F-44

Back to Contents

19. Inventories

(in millions of euros)	2006	2005	2004
Raw materials	249	281	310
Work in progress	48	44	41
Finished goods	370	370	427
Gross carrying amount	667	695	778
Provisions	(47)	(65)	(77)
NET CARRYING AMOUNT	620	630	701

Provisions for depreciation of inventories recognized in the income statement for 2006, 2005 and 2004 totaled €43 million, €48 million and €62 million respectively.

20. Trade and other receivables

(in millions of euros)	2006	2005	2004
Trade receivables	739	799	797
Other trade receivables	107	110	131
Employees and social security	3	4	16
French State and local authorities	194	200	174
Other	137	146	223
Gross carrying amount	1,180	1,259	1,341
Provisions	(98)	(71)	(81)
NET CARRYING AMOUNT	1,082	1,188	1,260

21. Other current financial assets

(in millions of euros)	2006	2005	2004
Financial assets at fair value through profit or loss	12	-	-
Loans and receivables	4	5	5
Available-for-sale financial assets	3	-	-
TOTAL	19	5	5

Financial assets at fair value through profit or loss primarily include short-term investments maturing in over 3 months.

22. Cash and cash equivalents

22.1 Analysis by type

(in millions of euros)	2006	2005	2004
Cash in banks	221	248	251
Bank deposits	65	100	86
Money market funds	181	572	275
TOTAL	467	920	612

The cash position at the end of 2005 mainly results from the funds raised in the share capital increase in December 2005 in the net amount of €576 million.

In accordance with the AMF statement of March 2006, the shares in the short-term debt instruments classified in the “euro monetary” category are recognized as cash equivalents.

Form 20-F 2006 – Rhodia - F-45

Back to Contents

22.2 Consolidated statement of cash flows

At December 31, 2006, discontinued operations contributed to net cash from operating activities in the amount of €3 million, to net cash used by investing activities in the amount of €33 million and to net cash used by financing activities in the amount of €25 million.

At December 31, 2005, discontinued operations contributed to net cash used by operating activities in the amount of €98 million, to net cash used by investing activities in the amount of €28 million and net cash used by financing activities in the amount of €5 million.

At December 31, 2004, discontinued operations contributed to net cash from operating activities in the amount of €63 million, to net cash used by investing activities in the amount of €45 million and net cash from financing activities in the amount of €107 million.

Paid finance costs, net of interest received, totaled €265 million at December 31, 2006, €236 million at December 31, 2005 and €232 million at December 31, 2004.

Taxes paid to the French State totaled €18 million at December 31, 2006, €22 million at December 31, 2005 and €27 million at December 31, 2004.

Cash received in 2006 from the disposal of non-current assets arises mainly from:

•

the sale of the European business for the production and sale of industrial wires and fibers (Polyamide);

•

the sale of the Decorative Coatings and Adhesives business (Latex business);

•

the sale of 50% of Orbeo’s shares to Société Générale.

Cash and cash equivalents of sold entities totaled €11 million at December 31, 2006, €21 million at December 31, 2005 and €3 million at December 31, 2004. Cash and cash equivalents of acquired entities totaled €3 million at December 31, 2006, €0 at December 31, 2005 and €25 million at December 31, 2004.

Form 20-F 2006 – Rhodia - F-46

Back to Contents

23. Equity

23.1 Statement of changes in equity

	Other reserves
(in millions of euros)	Share capital	Additional paid- in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total
At January 1, 2004	179	2,513	(7)	0	32	(3,058)	(341)	27	(314)
Appropriation of losses	-	(1,706)	-	-	-	1,706	0	-	0
Share capital increase	449	-	-	-	-	(2)	447	-	447
Net loss for the period	-	-	-	-	-	(641)	(641)	9	(632)
Income and expense directly recognized in equity	-	-	(2)	(11)	-	2	(11)	(1)	(12)
Acquisition of minority interests	-	-	-	-	-	-	-	(10)	(10)
At December 31, 2004	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)

At January 1, 2005	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)
Appropriation of losses	-	(264)	-	-	-	264	-	-	-
Share capital increase	549	27	-	-	-	-	576	-	576
Net loss for the period	-	-	-	-	-	(616)	(616)	1	(615)
Income and expense directly recognized in equity	-	-	4	125	-	(235)	(106)	-	(106)
At December 31, 2005	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)

At January 1, 2006	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)
Appropriation of losses	-	(556)	-	-	-	556	-	-	-
Dividends	-	-	-	-	-	-	-	(2)	(2)
Share capital increase	27	9	-	-	-	-	36	-	36
Net profit/(loss) for the period	-	-	-	-	-	62	62	4	66
Income and expense directly recognized in equity	-	-	7	(39)	-	(48)	(80)	(3)	(83)
Other movements(1)	-	-	-	-	-	21	21	-	21
At December 31, 2006	1,204	23	2	75	32	(1,989)	(653)	25	(628)
(1) Assignment of an equalization tax receivable for €12 million (see Note 23.5), bonus share allocation expense for €8.8 million (see Note 33) and stock options for €0.5 million.

23.2 Share capital and additional paid-in capital

At December 31, 2006, share capital comprised 1,204,186,174 shares with a par value of €1 each.

In 2006, Rhodia performed a share capital increase reserved for employees.

On June 30, 2006, Rhodia issued 27,469,633 new shares as well as 215,193 stock subscription warrants for the employees of Group subsidiaries in Germany. The proceeds from the issue totaled €37 million. The new shares were issued at a unit price of €1.35 (€1.59 for employees of Group companies in Germany), generating an issue premium of €0.35 (€0.59 for employees of Group companies in Germany), and rank for dividends on January 1, 2006. The €1.2 million in costs relating to this transaction were offset against the issue premium.

The description of these offerings and the corresponding compensation cost, are described in Note 33 Share-based payment.

In addition, Rhodia granted bonus shares to certain executives and employees in January 2006, pursuant to the plans that are also described in Note 33.

The total number of shares authorized by the General Shareholders’ Meeting was 1,701,048,078 at December 31, 2006, 1,627,582,158 at December 31, 2005 and 1,179,309,188 at December 31, 2004.

23.3 Dividends

No dividends were paid to the shareholders of Rhodia SA during the year ended December 31, 2006.

23.4 Translation reserve

The movement in the translation reserve for the year ended December 31, 2006 in the negative amount of €39 million results from the appreciation of the euro in relation to the main

Form 20-F 2006 – Rhodia - F-47

Back to Contents

currencies (US dollar, Brazilian real and Chinese yuan) and the transfer to profit or loss of the translation reserve relating to the disposal of companies, particularly a US subsidiary sold as part of the disposal of the “Development and custom synthesis for the pharmaceuticals industry” business (see Note 10).

23.5 Other movements

During the year ended December 31, 2006, Rhodia fully assigned without recourse to a financial institution a disputed receivable with the French government for a firm and final price of €12 million. As this disputed receivable related to a tax previously levied on equity (equalization tax), the corresponding assignment price was added to equity.

Form 20-F 2006 – Rhodia - F-48

Back to Contents

24. Borrowings

24.1 Refinancing plans

High Yield Notes

Using the funds raised in the share capital increase in December 2005 in the amount of €576 million, Rhodia proceeded with the early redemption of a portion of its High Yield Notes on January 24, 2006:

•

the maximum authorized nominal amount, i.e. 35% of the nominal amount of the euro-denominated Senior 10.5% High Yield Notes and the dollar-denominated Senior 10.25% High Yield Notes, both maturing in 2010;

•

21.6% of the nominal amount of the euro-denominated Senior Subordinated 9.25% High Yield Notes and the dollar-denominated Senior Subordinated 8.875% High Yield Notes, both maturing in 2011.

The principal amounts redeemed totaled $310 million and €128 million. This early redemption resulted in the payment of a premium of around €39 million. As the irrevocable redemption notice was issued in December 2005, the share of redeemed notes as well as the related early redemption penalties were shown in Current borrowings at December 31, 2005.

Furthermore, Rhodia continued to refinance its debt by performing the following transactions in October 2006:

•

issue of a “High Yield” Note for €1,100 million at Euribor 3 months +2.75%, maturing on October 15, 2013;

•

early redemption of the following notes:

•

99.4% of the nominal amount of the euro-denominated Senior 10.5% High Yield Notes maturing in 2010 and outstanding after the early redemption on January 24, 2006,

•

86.1% of the nominal amount of the euro-denominated Senior 8% High Yield Notes maturing in 2010,

•

98.5% of the nominal amount of the dollar-denominated Senior 7.625% High Yield Notes maturing in 2010.

The principal amounts redeemed totaled $197 million and €720 million. This early redemption resulted in the payment of a premium of €70 million.

Subsequent to this operation, Rhodia will be able to extend its debt maturity and to buy back the new debt issued on the first issue anniversary date and reduce its finance costs.

Finance leases

In 2006, finance lease debts decreased by €106 million. This decrease was primarily due to the reclassification of debts relating to entities in the process of being sold for €91 million to liabilities held for sale.

European medium-term notes (EMTN) program

Rhodia redeemed the balance of its European medium-term notes bearing interest at 6% per annum and maturing in March 2006 for an aggregate principal amount of €54 million.

Syndicated credit line

On June 17, 2005, Rhodia entered into a multi-currency syndicated credit facility with a limited number of lending banks for €300 million (“Multicurrency Revolving Credit and Guaranty Facility” or “RCF”) maturing on June 30, 2008. This new syndicated credit facility replaced the RFA (“Refinancing Facilities Agreement” or “RFA”). The interest rate applied to the borrowed sums corresponds to the bank discount rate according to the currency of the borrowing plus the applicable margin. The applicable margin is reduced based on an improvement in the net consolidated indebtedness/adjusted EBITDA ratio. In addition, Rhodia pays a commitment commission corresponding to 45% of the applicable margin. The syndicated credit facility has been established for the benefit of Rhodia and certain of its subsidiaries, of which Rhodia Inc., and is guaranteed by Rhodia. It is usable in the form of bank loans and/or guarantees.

Form 20-F 2006 – Rhodia - F-49

Back to Contents

Rhodia and Rhodia Inc. have given collateral security in connection with the implementation of the RCF. Under the terms of an agreement concluded between the lending banks and other secured creditors, the creditor banks of the RCF and the lessors of the French financial lease arrangements, (collectively, the “Guaranteed Creditors”) share the proceeds from the settlement of any collateral security. This agreement governs the relationship between the Guaranteed Creditors concerning the process of settling collateral security and the resulting share of the proceeds.

Under the terms of a subordination agreement, Rhodia has agreed to subordinate the repayment of certain subsidiary loans to the repayment of the debt to the Guaranteed Creditors. Rhodia will continue to reimburse subsidiary loans according to their due dates as long as there as there is no default in relation to its financial covenants.

The continuation of the RCF syndicated credit facility is subject to the compliance with certain financial ratios (“covenants”) by Rhodia which are tested at the dates indicated below:

	Net consolidated indebtedness/ adjusted EBITDA	EBITDA / Net finance costs	Net consolidated indebtedness (in billions of euros)	Actual restructuring costs/budgeted restructuring costs
12/31/2006	4.4/1.0	2.8/1.0	3.1	120%
03/31/2007	4.4/1.0	2.9/1.0	3.1	-
06/30/2007	4.4/1.0	3.0/1.0	3.1	-
09/30/2007	4.2/1.0	3.0/1.0	3	-
12/31/2007	4.0/1.0	3.0/1.0	3	130%
03/31/2008	4.0/1.0	3.0/1.0	3	-

The aggregates used to calculate the ratios defined in the RCF are as follows:

Total net indebtedness includes long-term borrowings, bank overdrafts, the current portion of long-term borrowings, guarantees given by Rhodia with respect to the borrowings of unconsolidated subsidiaries, amounts outstanding under its securitization programs, the residual liability relating to IFRS consolidated finance leases and short-term borrowings, less cash and cash equivalents and other current financial assets.

EBITDA is defined as operating income before restructuring costs and after the cash impact of provisions other than provisions for restructuring plus depreciation, amortization and impairment of property, plant and equipment and intangible assets.

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

At and prior to December 31, 2006, Rhodia and Rhodia Inc. have complied with all applicable financial covenants related to the RCF.

Form 20-F 2006 – Rhodia - F-50

Back to Contents

The RCF includes early repayment clauses, including a change of control of Rhodia or the adoption of a break-up or liquidation plan for the Company.

Moreover, the RCF includes mandatory repayment and partial cancellation clauses with respect to the syndicated credit facility, notably in the following cases: asset disposals beyond certain thresholds provided for in the agreement, or issues performed on the financial markets by Rhodia or one of its subsidiaries generating net proceeds in excess of €125 million, which are not intended to refinance the existing debt.

Asset securitization programs

Rhodia has another financing source by which it sells certain of its uncollected trade receivables on a monthly or quarterly basis.

In accordance with multi-year asset securitization agreements entered into with various banks or assignment of trade receivables agreements, certain Group companies sell their uncollected receivables. These sales are performed, either on a recourse basis, or directly to special purpose entities controlled by Rhodia which retains the risks and rewards incident to the ownership of the disposed assets. As a result, these receivables are still recognized in the balance sheet.

Two asset securitization programs, one in Europe and one in North America, were set up in 2005.

The available financing under these securitization programs totaled €242 million, plus £22 million for the Pan-European program and $100 million for the North American program.

These two European and North American securitization programs do not carry covenants based on Rhodia’s financial performance, which if not met would trigger early repayment. They do, however, contain a cross-accelerated repayment clause in the event of early repayment being demanded under the RCF facility or any other Rhodia SA financing arrangement in an amount in excess of €10 million.

The pan-European program also includes a cross-accelerated repayment clause in the event of the settlement of collateral security provided by Rhodia SA as guarantees for the RCF or any other financing arrangement in an amount in excess of €10 million.

At December 31, 2006, the amount of uncollected trade receivables sold by Group companies as part of the securitization programs and assignment of trade receivables agreements totaled approximately €375 million, for which Rhodia received a net financing of approximately €246 million. The difference between these two amounts corresponds to over-collateralization.

Form 20-F 2006 – Rhodia - F-51

Back to Contents

24.2 Breakdown of borrowings by type

At December 31, 2006
(in millions of euros)	Amortized cost(1)	Redemption value	Fair value(2)	Maturity	Effective rates before hedging(3)-(4)
Bilateral credit facilities	138	138	138	2007	Euribor +0.9% / Euribor +2.5% / 6.5%
Commercial paper	1	1	1	1-3 months	Euribor +0.70%
Securization of receivables(5)	234	234	234	2007	4.91%
Finance lease debts	13	13	13	2007	3.096% at Euribor +3.05%
Other debts	2	2	2	2007	<6.5%
Accrued interest payable	25	25	25	-	-
Sub-total short term	413	413	413
2006 EUR senior notes	1,074	1,100	1,105	10/15/2013	Euribor 3M +2.75%
2003 USD senior notes	2	2	2	06/01/2010	8.2%
2003 EUR senior notes	97	97	99	06/01/2010	8.0%
2003 USD subordinated notes	225	229	242	06/01/2011	9.4%
2003 EUR subordinated notes	234	235	250	06/01/2011	9.8%
2004 USD senior notes	307	320	364	06/01/2010	11.7%
2004 EUR senior notes	1	1	1	06/01/2010	12.0%
Other notes	25	25	25	03/10/2009	Euribor +1.60%
Securization of receivables(5)	12	12	12	2008-2009	4.21%
Bilateral credit facilities	9	9	9	2008 - 2011	Euribor +2.5% / 5.1% to 6%
Finance lease debts	10	10	10	2008-2014	3.096% at Euribor +3.05%
Other debts	26	26	26	2008-2014	<6.5%
Sub-total long term	2,022	2,066	2,145
TOTAL	2,435	2,479	2,558

(1)

Amortized cost includes the impact of the remeasurement of fair value hedges for €2.4 million for the euro tranche of the 2003 Senior Subordinated notes.

(2)

The fair values of the Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3)

Effective interest rate before impact of hedges.

(4)

Libor / Euribor are mainly 1, 3 or 6 months.(5)

The trade receivable securitization agreements will mature in 2010 with cash facilities renewable annually.

Contractual provisions of “High Yield” type bonds include early redemption options using the net proceeds received from an increase in capital to a contractual forecast price up to a maximum of 35% of the amount issued by tranche.

Based on the funds raised in the December 2005 capital increase, Rhodia exercised, in part or in full, these early redemption options and bought back 35% of the senior debt issued in 2004 and 21.6% of the subordinated debt issued in 2003.

At any time prior to June 1, 2007, Rhodia may redeem, on one or more occasions with the net proceeds from one or more capital increases, up to 13.4% of the subordinated notes issued in 2003.

In addition, as from June 1, 2007, Rhodia may at any time decide to redeem, in part or in full, the senior notes issued in 2003 at the contractual forecast prices. As from June 1, 2007, Rhodia may also redeem, in part or in full, the remaining subordinated notes issued in 2003 at the contractual forecast prices, subject to certain conditions stipulated in the contract.

Form 20-F 2006 – Rhodia - F-52

Back to Contents

At December 31, 2005
(in millions of euros)	Amortizedcost(1)	Redemption value	Fair value(2)	Maturity	Effective rates before hedging(3)-(4)
2001 European Medium-Term Notes	54	54	54	03/26/2006	6.11%
2004 USD senior notes	193	192	209	01/24/2006	11.70%
2004 EUR senior notes	63	63	72	01/24/2006	11.96%
2003 USD subordinated notes	71	70	72	01/24/2006	9.38%
2003 EUR subordinated notes	65	65	69	01/24/2006	9.76%
Other notes	25	25	25	03/10/2006	Euribor +1.30%
Early redemption penalties	39	39	39	-	-
Bilateral credit facilities	152	152	152	2006	Libor / Euribor +0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor + 0.70%
Securization of receivables(5)	315	315	315	2006	4.36%
Finance lease debts	16	16	16	2006	Libor / Euribor +3.05%
Other debts	16	16	16	2006	<5%
Accrued interest payable	23	23	23	-	-
Sub-total short term	1,039	1,037	1,069
2003 USD senior notes	166	170	168	06/01/2010	8.16%
2003 EUR senior notes	702	700	731	06/01/2010	8.05%
2003 USD subordinated notes	250	256	260	06/01/2011	9.38%
2003 EUR subordinated notes	233	235	249	06/01/2011	9.76%
2004 USD senior notes	338	357	389	06/01/2010	11.70%
2004 EUR senior notes	112	118	134	06/01/2010	11.96%
Securization of receivables(5)	13	13	13	2007-2008	4.36%
Bilateral credit facilities	27	27	27	2007-2012	Libor / Euribor +0.4% / 2.75%
Finance lease debts	113	113	113	2007-2016	Libor / Euribor +3.05%
Other debts	21	21	21	2007-2015	<5%
Sub-total long term	1,975	2,010	2,105
TOTAL	3,014	3,047	3,174

(1)

Amortized cost includes the impact of the remeasurement of fair value hedges (€0.1 million for the 2001 EMTN, €2 million for the euro tranche of the 2003 Senior notes and €3 million for the euro tranche of the 2003 Subordinated notes).

(2)

The fair values of the Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3)

Effective interest rate before impact of hedges.

(4)

Libor / Euribor are mainly 1, 3 or 6 months.

(5)

Trade receivable securization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Form 20-F 2006 – Rhodia - F-53

Back to Contents

At December 31, 2004
(in millions of euros)	Amortizedcost(1)	Redemption value	Fair Value(2)	Maturity	Effective rates before hedging(3)-(4)
2000 European Medium-Term Notes	49	49	49	05/31/2005	6.25%
Bilateral credit facilities	253	253	253	2005	Libor / Euribor +0.4% / 3.05%
Commercial paper	13	13	13	1-3 months	Euribor +1.30%
Securization of receivables	334	334	334	2005	3.50%
Finance lease debts	37	37	37	2005	Libor / Euribor +3.05%
Other debts	3	3	3	2005	<5%
Accrued interest payable	32	32	32	-	-
Sub-total short term	721	721	721
2001 European Medium-Term Notes(1)	304	300	311	03/26/2006	6.11%
2003 USD senior notes	143	147	147	06/01/2010	8.16%
2003 EUR senior notes	198	200	207	06/01/2010	8.54%
2003 USD subordinated notes	276	283	286	06/01/2011	9.38%
2003 EUR subordinated notes	297	300	304	06/01/2011	9.76%
2004 USD senior notes	448	475	536	06/01/2010	11.70%
2004 EUR senior notes	171	181	206	06/01/2010	11.96%
Other notes	32	32	32	2006-2016	1.8% - 7.90%
Revolving syndicated and bilateral credit facilities	153	153	153	2006-2007	Libor / Euribor +0.4% / 3.05%
Finance lease debts	207	207	207	2006-2009	Libor / Euribor +3.05%
Other debts	21	21	21	2006-2014	<5%
Sub-total long term	2,250	2,299	2,410
TOTAL	2,971	3,020	3,131

(1)

Amortized cost includes the impact of the remeasurement of fair value hedges (€5 million for the 2001 EMTN, €2 million for the euro tranche of the 2003 Senior notes and €4 million for the euro tranche of the 2003 Subordinated notes).

(2)

The Senior and Subordinated notes are valued on the last day of the year. The redemption value was adopted for the other borrowings.

(3)

Effective interest rate before impact of hedges.

(4)

Libor / Euribor are mainly 1, 3 or 6 months.

24.3

Analysis of borrowings by maturity

At December 31, 2006
(in millions of euros)	2008	2009	2010	2011	After 2011	Total
2006 EUR senior notes	-	-	-	-	1,074	1,074
2003 USD senior notes	-	-	2	-	-	2
2003 EUR senior notes	-	-	97	-	-	97
2003 USD subordinated notes	-	-	-	225	-	225
2003 EUR subordinated notes	-	-	-	234	-	234
2004 USD senior notes	-	-	307	-	-	307
2004 EUR senior notes	-	-	1	-	-	1
Other EUR notes	-	25	-	-	-	25
Securization of receivables	7	5	-	-	-	12
Bilateral credit facilities	5	3	1	-	-	9
Finance lease debts	3	4	1	1	1	10
Other debts	2	1	1	5	17	26
Sub-total long term	17	38	410	465	1,092	2,022

Form 20-F 2006 – Rhodia - F-54

Back to Contents

At December 31, 2005
(in millions of euros)	2007	2008	2009	2010	After 2010	Total
2003 USD senior notes	-	-	-	166	-	166
2003 EUR senior notes	-	-	-	702	-	702
2003 USD subordinated notes	-	-	-	-	250	250
2003 EUR subordinated notes	-	-	-	-	233	233
2004 USD senior notes	-	-	-	338	-	338
2004 EUR senior notes	-	-	-	112	-	112
Securization of receivables	6	7	-		-	13
Bilateral credit facilities	19	5	1	1	1	27
Finance lease debts	18	8	64	4	19	113
Other debts	2	1	1	2	15	21
Sub-total long term	45	21	66	1,325	518	1,975

At December 31, 2004
(in millions of euros)	2006	2007	2008	2009	After 2009	Total
2001 European Medium-Term Notes	304	-	-	-	-	304
2003 USD senior notes	-	-	-	-	143	143
2003 EUR senior notes	-	-	-	-	198	198
2003 USD subordinated notes	-	-	-	-	276	276
2003 EUR subordinated notes	-	-	-	-	297	297
2004 USD senior notes	-	-	-	-	448	448
2004 EUR senior notes	-	-	-	-	171	171
Other notes	25	-	-	-	7	32
Revolving syndicated and bilateral credit facilities	123	30		-	-	153
Finance lease debts	73	35	32	67	-	207
Other debts	8	4	1	1	7	21
Sub-total long term	533	69	33	68	1,547	2,250

24.4

Analysis of borrowings by currency

(in millions of euros)	2006	2005	2004
Euro	1,668	1,714	1,609
US Dollar	636	1,159	1,161
Pound sterling	35	39	119
Chinese yuan	35	26	33
Brazilian real	38	40	22
Korean won	0	15	17
Other	23	21	10
TOTAL BORROWINGS	2,435	3,014	2,971

25. Risk management and derivatives

Rhodia is exposed to market risks as a result of its commercial and business transactions. This exposure is mainly related to fluctuations in exchange and interest rates.

At December 31, 2006, Rhodia held derivatives, some of which are designated as cash flow hedges, as well as non-hedging derivatives.

Form 20-F 2006 – Rhodia - F-55

Back to Contents

Derivatives are recognized in the balance sheet at their fair value in the following amounts:

	At December 31, 2006		At December 31, 2005		At December 31, 2004
(in millions of euros)	Current assets	Current liabilities	Current assets	Current liabilities	Current assets	Current liabilities
Interest rate instruments	7	3	9	8	29	44
Foreign exchange instruments	6	15	32	5	5	4
Oil-based commodities instruments	1	1	1	1	2	1
Carbon instruments	20	14	-	-	-	-
Other instruments	-	1	-	-	-	-
TOTAL	34	34	42	14	36	49

Calculation of the fair value of derivatives:

The best indication of the fair value of a contract is the price which would be agreed to between a willing seller and buyer in an arm’s length transaction. At the trade date, it is generally the transaction price. Subsequently, the measurement of the contract should be based on observable market data which provide the most reliable indication of the fair value of a derivative:

•

options are measured based on valuation models (such as Black & Scholes) using quotes published on active markets and/or by obtaining quotations from third party financial institutions;

•

foreign exchange and interest rate instruments are measured by discounting future cash flow payments;

•

commodity-based derivatives are measured by counterparties based on market quotations;

•

carbon derivatives (CER and EUA) are measured using market quotations.

25.1

Interest rate risk management

Rhodia’s exposure to interest rate risk mainly relates to its net indebtedness and, to a lesser extent, its interest rate derivatives portfolio.

Management of fixed and floating rates

The breakdown of borrowings and cash and cash equivalents as defined between fixed and floating rates, and excluding its derivatives portfolio, is as follows:

(in millions of euros)	2006	2005	2004
Floating rate	1,399	551	885
Fixed rate	1,011	2,440	2,054
Borrowings excluding accrued interest payable	2,410	2,991	2,939
Floating-rate cash and cash equivalents	(386)	(808)	(480)
Fixed-rate cash and cash equivalents	(81)	(112)	(132)
Cash and cash equivalents	(467)	(920)	(612)

The decline in fixed-rate debt in 2006 was mainly due to the redemption of notes following the December 2005 capital increase and the floating-rate notes refinancing in October 2006.

At the same time, the increase in floating-rate debt was mainly due to the issue of a note for a principal amount of €1,100 million in October 2006.

In 2006, in order to hedge interest rate increases on its floating-rate debt, Rhodia purchased caps and interest rate swaps totaling €1,100 million. These derivatives were recognized under cash flow hedge accounting.

Form 20-F 2006 – Rhodia - F-56

Back to Contents

The breakdown of the Group’s debt between fixed and floating rates, taking into account its hedging derivatives, is as follows:

(in millions of euros)	2006	2005	2004
Floating rate	299	551	885
Capped floating rate	350	-	-
Fixed rate	1,761	2,440	2,054
BORROWINGS EXCLUDING ACCRUED INTEREST PAYABLE	2,410	2,991	2,939

At December 31, 2006, the average fixed-rate debt was around 8%.

Rhodia is subject to changes in interest rates for the floating rate portion of its net indebtedness. A sudden 1% increase (100 basis points) in market interest rates at December 31, 2006, based on constant net indebtedness, would increase the annual cost of indebtedness by €4 million (excluding accrued interest not paid) and would also increase the finance income from cash and cash equivalents by €4 million.

Analysis of interest rate hedges

Derivatives designated as cash flow hedges

In 2006, caps and interest rate swaps were contracted in order to hedge the floating-rate Senior notes issued in October 2006. Their notional amounts and fair values are shown in the following table.

(in millions of euros)		2006								2005		2004
	Currency	Nominal							Fair value	Nominal Value	Fair value	Nominal Value	Fair value
		<1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Interest rate swaps	EUR	-	-	750	-	-	-	750	-	-	-	-	-
	Lender Fixed rate	-	-	-	-	-	-	-	-	-	-	-	-
	Lender Floating rate	-	-	750	-	-	-	750	4	-	-	-	-
Sub-total		-	-	750	-	-	-	750	4	-	-	-	-
Caps	EUR	-	-	350	-	-	-	-	-	-	-	-	-
	Purchase	-	-	350	-	-	-	350	1	-	-	-	-
	Sale	-	-	-	-	-	-	-	-	-	-	-	-
Sub-total		-	-	350	-	-	-	350	1	-	-	-	-
TOTAL		-	-	1,100	-	-	-	1,100	5	-	-	-	-

No derivative was designated as a cash flow hedge in fiscal years 2005 and 2004.

The changes in fair value of hedging derivatives considered as effective are recognized in equity under the heading “Cash flow hedge reserve” in the amount of €5 million. This hedge generated a loss of €1 million at December 31, 2006 corresponding to the share in the time value of the options recognized in the income statement.

Furthermore, the impact of hedging future fixed-rate loan issues, prior to January 1, 2006, is recognized in equity under “Cash flow hedge reserve” in an amount of €4 million (€5 million at December 31, 2005). This amount is amortized on an actuarial basis in profit or loss symmetrically to the interest expense recognized on the hedged debt. A finance cost of €1 million was recognized for fiscal year 2006 and €3 million for fiscal year 2005.

Form 20-F 2006 – Rhodia - F-57

Back to Contents

Derivatives designated as fair value hedges

At January 1, 2004, three interest rate swaps with maturities ranging from 2009 to 2011 were designated as fair value hedges. The nominal amounts of these swaps totaled €500 million and $60 million. All of these transactions were cancelled in 2004.

The adjustment resulting from cancelled hedges decreased the amortized cost of the hedged debt by €2 million at December 31, 2006 compared to €5 million at December 31, 2005 and €11 million at December 31, 2004. Amortization of the impact of these fair value hedges using the effective interest rate method generated income of €3 million in fiscal year 2006.

Derivatives not designated as hedges

Interest rate swaps are entered into for terms of between 1 and 2 years. The nominal amounts and the fair values of interest rate derivatives are detailed below by currency. They are translated into euros at the closing rate.

(in millions of euros)		2006								2005		2004
	Currency	Nominal							Fair value	Total Nominal	Fair value	Total Nominal	Fair value
		<1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Interest rate swaps	EUR	-	300	-	-	-	-	300	(1)	300	(2)	2,050	(11)
	Lender Fixed rate	-	150	-	-	-	-	150	(3)	150	(7)	1,000	27
	Lender Floating rate	-	150	-	-	-	-	150	2	150	5	1,050	(38)
	USD	-	-	-	-	-	-	-	-	-	-	478	(4)
	Lender Fixed rate	-	-	-	-	-	-	-	-	-	-	184	1
	Lender Floating rate	-	-	-	-	-	-	-	-	-	-	294	(5)
	JPY	-	-	-	-	-	-	-	-	-	-	42	-
	Lender Fixed rate	-	-	-	-	-	-	-	-	-	-	-	-
	Lender Floating rate	-	-	-	-	-	-	-	-	-	-	-	-
Sub-total		-	300	-	-	-	-	300	(1)	300	(2)	2,570	(15)
Caps	EUR	-	-	-	-	-	-	-	-	300	3	-	-
	Purchase	-	-	-	-	-	-	-	-	300	3	-	-
	Sale	-	-	-	-	-	-	-	-	-	-	-	-
Sub-total		-	-	-	-	-	-	-	-	300	3	-	-
TOTAL		-	300	-	-	-	-	300	(1)	600	1	2,570	(15)

These derivatives not designated as hedges generated a net financial income of €3 million in fiscal year 2006.

A sudden 1% increase (100 basis points) in market interest rates would have no significant impact on the fair value of the portfolio of derivatives not designated as hedges.

25.2

Foreign exchange risk management

A significant portion of Rhodia’s assets, liabilities, expenses and income is denominated in currencies other than the euro, mainly the US dollar, Brazilian real and, to a lesser extent, the pound sterling. Changes in these currencies compared with the euro may have a material impact on the financial position and results of Rhodia.

Form 20-F 2006 – Rhodia - F-58

Back to Contents

Rhodia’s policy consists in limiting its exposure to short-term fluctuations in exchange rates by calculating on a daily basis its net exposure to foreign currencies in its transactions, including both sales and purchases, and by using derivatives to reduce such exposure. The main derivatives used by Rhodia are forward foreign exchange contracts with terms of less than one year.

The market instruments held by Rhodia, sensitive to changes in exchange rates, include forward contracts, options, and foreign currency-denominated financial assets and liabilities.

Foreign exchange risk on foreign-denominated debt

Rhodia is exposed to exchange rate risk when its financial debt is denominated in a currency other than the functional currency of the entities carrying this debt. Rhodia hedges against this risk using exchange rate derivatives.

At December 31, 2006, the amount of debt raised in a currency other than the functional currency of the entities holding such debt amounted to €605 million, including €574 million in US dollars mainly carried by Rhodia S.A.

This exposure in US dollars is mainly hedged using foreign exchange option contracts for a nominal amount of €324 million (see table below). These contracts are not recognized as hedges for accounting purposes.

At December 31, 2006, a sudden 10% increase in the US dollar compared with these reporting currencies would generate an exchange loss of around €30 million, after taking into account the changes in fair value of the foreign exchange option contracts.

Form 20-F 2006 – Rhodia - F-59

Back to Contents

Portfolio of foreign exchange derivatives not designated as hedges

The nominal amounts as well as the fair values of forward purchase and sale contracts in currencies other than the euro and foreign exchange options are detailed below:

(in millions of euros)		2006		2005		2004
	Currency	Nominal	Fair Value	Nominal	Fair Value	Nominal	Fair Value
Forward purchases	USD	96	(1)	335	5	61	(3)
	GBP	14	-	73	-	2	-
	JPY	3	-	9	-	44	-
	BRL	123	-	45	-	26	-
	Other	109	-	73	-	64	-
	Total	345	(1)	535	5	197	(3)
Forward sales	USD	263	1	83	-	28	-
	GBP	275	(2)	296	3	162	2
	JPY	11	-	28	-	35	-
	BRL	67	-	-	-	46	-
	Other	79	-	46	-	33	-
	Total	695	(1)	453	3	304	2
Call purchases	USD	324	2	362	22	-	-
	Other	-	-	-	-	-	-
	Total	324	2	362	22	-	-
Call sales	USD	-	-	-	-	-	-
	Other	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Put purchases	USD	-	-	59	1	59	2
	Other	-	-	-	-	-	-
	Total	-	-	59	1	59	2
Put sales	USD	324	(10)	362	(4)	-	-
	Other	-	-	-	-	-	-
	Total	324	(10)	362	(4)	-	-
TOTAL		1,688	(10)	1 ,771	27	560	1

The purpose of foreign exchange options is to hedge exposure to US dollar-denominated debt.

Forward currency purchase and sale contracts are mainly entered into by Rhodia SA to hedge its inter-company loans and borrowings and operating cash flows denominated in foreign currencies.

Portfolio of foreign exchange derivatives designated as cash flow hedges

The nominal amounts as well as the fair values of forward currency purchase and sale contracts designated as cash flow hedges are detailed below:

(in millions of euros)		2006		2005		2004
	Currency	Nominal	Fair Value	Nominal	Fair Value	Nominal	Fair Value
Forward sales	USD	27	1	168	-	-	-

In connection with the hedging of Rhodia’s ordinary business transactions, a future transaction exchange hedge was set up in 2005 and completed in 2006. At December 31, 2006, the changes in fair value of these forward exchange contracts considered as effective were recognized in equity under the “Cash flow hedge reserve” heading in an amount of €1 million. The financial expense relating to the ineffective portion of this hedge recognized in 2006 was immaterial.

Form 20-F 2006 – Rhodia - F-60

Back to Contents

25.3

Carbon instrument risk management (EUA/CER)

Rhodia hedges the risks related to future CER price fluctuations by performing forward CER sales and forward EUA sales.

In the first half of 2006, Rhodia undertook to sell forward CERs without any delivery guarantee over the period from 2007 to 2011.

At December 31, 2006, Rhodia sold forward CERs with delivery guarantees in an notional amount of around €26 million. These derivatives were recognized under cash flow hedge accounting. The fair value of these forward CER sales was recognized in Rhodia’s balance sheet for €1 million. Changes in the fair value of these forward CER sales considered as effective were recognized under the heading “Cash flow hedge reserve” for €1 million.

In addition, the purpose of Orbeo, which is 50% owned in partnership with Société Générale, is to optimize the value of the Credit Emission Rights generated by Rhodia and perform trading and arbitrage transactions on its own account. At December 31, 2006, the fair values of the derivatives contracted by Orbeo were recognized in Rhodia’s assets for €19 million and in its liabilities for €14 million. These derivatives do not qualify for hedge accounting. However, the economic purpose of certain forward EUA sales contracted by Orbeo is to hedge the future sale of the CERs produced by Rhodia.

25.4

Management of risk related to fluctuations in the price of oil-based commodities

Rhodia’s exposure to the risks related to fluctuations in the price of oil-based commodities relates mainly to its purchases of petrochemicals and natural gas based on indexed prices.

Rhodia can hedge these risks by using (firm or indexed) swaps, options or futures and forward contracts depending on its identification of market conditions and the expected trend in its contractual purchase prices.

At December 31, 2006, Rhodia held derivatives designated as cash flow hedges.

The fair value of derivatives designated as cash flow hedges recognized in the “Fair value reserve” was immaterial at December 31, 2006.

25.5

Counterparty risk

The transactions that generate a potential counterparty risk for Rhodia are mainly:

•

short-term investments;

•

derivatives;

•

trade receivables;

•

loans granted.

Rhodia mainly invests its short-term deposits and enters into interest rate and currency contracts with banks or financial institutions with S&P and Moody’s ratings which are equal to or greater than A- and A3, respectively.

Counterparty risk related to trade receivables is limited due to the large number of customers in Rhodia’s customer portfolio, their diversification throughout many industries and their diverse geographic locations.

At December 31, 2006, Rhodia’s counterparty risk was therefore immaterial.

Form 20-F 2006 – Rhodia - F-61

Back to Contents

25.6

Liquidity risk

At December 31, 2006, 2005 and 2004, the liquidity position breaks down as follows:

(in millions of euros)	2006	2005	2004
Other liquid current financial assets	7	5	5
Non-utilized credit facilities	252	251	463
Cash and cash equivalents	467	920	612
LIQUIDITY POSITION	726	1,176	1,080

The liquidity position at December 31, 2005 enabled Rhodia to proceed with the early redemption of High Yield debt in the amounts of €128 million and $310 million on January 24, 2006, and the redemption of notes issued under the EMTN program in the amount of €54 million on March 26, 2006.

26.

Retirement benefits and similar obligations

At December 31, 2006, these obligations were measured in accordance with IAS 19 Employee benefits, as amended.

The obligations recognized in the balance sheet break down as follows:

(in millions of euros)	2006	2005	2004
Obligations recognized under liabilities in the balance sheet:
Retirement benefits	1,233	1,241	998
Other employee benefits	92	109	114
TOTAL	1,325	1,350	1,112
Of which:
Non-current	1,227	1,269	1,038
Current	98	81	74
Expenses recognized in profit or loss:
Retirement benefits	50	68	39
Other employee benefits	4	(3)	6
TOTAL	54	65	45

Actuarial assumptions

The main actuarial assumptions used to measure defined benefit plan obligations are as follows:

	2006			2005			2004
	France	United States	United Kingdom	France	United States	United Kingdom	France	United States	United Kingdom
Discount rate	4.50%	5.50%	5.10%	4.00%	5.50%	4.90%	5.00%	5.75%	5.80%
Salary increase rate	3.00%	3.50%	3.25%	3.00%	3.50%	3.25%	2.80%	3.50%	4.15%
Retirement pension increase rate	2.00%	2.50%	2.75%	2.00%	2.50%	2.75%	1.80%	2.50%	2.55%
Mortality table	TPG 93	RP 2000 Combined	PA92	INSEE TV/TD 2002	RP 2000 Combined	“PA90 rated down 2 years”	INSEE TV/TD 1998	“1983 Group Annuity Mortality Tables”	“PA90 rated down 2 years”

Assumptions relating to mortality tables are based on published statistical and historical data for each country.

Form 20-F 2006 – Rhodia - F-62

Back to Contents

The probability assumptions regarding the retention of employees in the Group, future salary increases and a retirement age of between 60 and 65 years old are determined according to the countries and applicable laws.

Sensitivity of commitments to the actuarial assumptions

In the event of increases or decreases in the discount rates, the present value of the obligations and cost of services rendered would be as follows:

(in millions of euros)	2006	- 0.5 basis points	+0.5 basis points
Present value of the obligations	2,618	2,786	2,464
Cost of services rendered	29	30	25

A one point percentage change in the presumed medical cost rates would have a negligible impact on the profit or loss components (cost of services rendered and interest cost) and the cumulative obligation in respect of post-employment benefits relating to medical costs (€1 million).

The medical cost rates totaled 10% in the US and 8% in the UK.

Rate of return on plan assets

Plan assets are comprised of the following:

(in percentage)	2006	2005	2004
Shares	50.2%	61.7%	58.0%
Bonds	46.0%	30.1%	24.2%
Other(*)	3.8%	8.2%	17.8%
(*) Including real estate assets occupied by the Group for 0.1%.

Plan assets do not include any financial instruments specific to Rhodia.

The expected rates of return are determined based on the allocation of assets and expected yield projections given past trends.

	At December 31, 2006			At December 31, 2005			At December 31, 2004
	France	United States	United Kingdom	France	United States	United Kingdom	France	United States	United Kingdom
Expected return on pension plan assets	n/a	7.50%	7.50%	n/a	7.50%	8.00%	n/a	7.50%	8.00%

In France, retirement benefit obligations do not have dedicated plan assets and Rhodia is therefore totally responsible for making these payments.

26.1

Retirement benefits

Description of obligations in connection with defined benefit plans

Retirement obligations include retirement and other post-employment benefits, including termination benefits. The corresponding obligations mainly concern employees working in the United States, the United Kingdom and France. These three countries represent 87% of the Group’s total obligations.

Form 20-F 2006 – Rhodia - F-63

Back to Contents

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

•

the ARS plan is for executives. It sets a level of benefits independently of the change in mandatory plan benefits and is subject to conditions, end-of-career salary, retirement age and seniority in the Group. This plan is supplemented for executive managers depending on the potential rights arising from the plans specific to this category.

In the US, they are mainly related to the following plans:

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

In the United Kingdom, there is mainly a defined benefit plan with entitlement to a salary percentage acquisition rate per year of service. This plan was closed in 2003 and replaced by a defined contribution plan which provides for a contribution rate according to age brackets.

An actuarial valuation of defined benefit obligations is performed at least once a year at the balance sheet date by independent actuaries.

Obligations recognized in the balance sheet

Obligations recognized in the balance sheet break down as follows:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Present value of unfunded obligations	969	928	816
Present value of funded obligations	1,551	1,639	1,368
Present value of total obligations	2,520	2,567	2,184
Fair value of plan assets	(1,287)	(1,327)	(1,186)
Net value of obligations	1,233	1,240	998
Unrecognized past service cost	(4)	(5)	-
Assets not recognized in accordance with capping rules	3	0	0
Net present value of recognized obligations	1,232	1,235	998
Balance sheet amounts:
Assets	1	6	-
Liabilities	1,233	1,241	998

During fiscal year 2005, the French termination benefits plan was amended for certain employees as a result of the classification of the Pont-de-Claix site as being eligible for the early retirement benefits paid to asbestos workers.

Past service costs not yet amortized relating to the amendment of this plan amounted to €4 million at December 31, 2006 and are recognized in profit or loss based on the residual vesting period which on average is 7 years.

Form 20-F 2006 – Rhodia - F-64

Back to Contents

Analysis of the present value of the recognized obligation

The present value of the obligations and the fair value of the assets break down as follows:

(in millions of euros)	2006	2005	2004
Present value of obligations at the beginning of the period	2,567	2,184	2,208
Cost of services rendered	24	32	32
Interest cost	121	119	121
Benefits paid	(166)	(166)	(153)
Employee contributions	4	4	4
Past service cost	-	5	-
Actuarial gains and losses	84	297	16
Currency translation differences	(19)	91	(21)
Liabilities associated with assets classified as held for sale	(12)	-	-
Changes in the consolidation scope(1)	(84)	(3)	1
Curtailments and settlements(2)	1	4	(24)
Present value of obligations at the end of the period	2,520	2,567	2,184
Fair value of plan assets at the beginning of the period	1,327	1,186	1,180
Expected return on assets	97	91	90
Actuarial gains and losses on fund yield	41	50	15
Employer contributions	26	34	18
Employee contributions	4	4	4
Benefits paid	(105)	(114)	(101)
Currency translation differences	(14)	82	(20)
Changes in the scope of consolidation	(89)	(2)	-
Curtailments and settlements(2)	-	(4)	-
Fair value of plan assets at the end of the period	1,287	1,327	1,186
Net present value of the obligation	1,233	1,240	998
Unrecognized past service cost	(4)	(5)	-
Assets not recognized in accordance with capping rules	3	-	-
NET PRESENT VALUE OF THE RECOGNIZED OBLIGATION	1,232	1,235	998
(1) Including actuarial gains and losses for €2 million. (2) Including termination benefits allocated to employees who retired prior to normal retirement age.

The present value of the obligation corresponds to the difference between the present value of the obligations and the fair value of the plan assets.

The breakdown of obligations and assets by geographical area is as follows:

(in millions of euros)	At December 31, 2006			At December 31, 2005			At December 31, 2004
	France	Abroad	Total	France	Abroad	Total	France	Abroad	Total
Present value of the obligation	803	1,717	2,520	765	1,802	2,567	667	1,517	2,184
Fair value of plan assets	n/a	(1,287)	(1,287)	n/a	(1,327)	(1,327)	n/a	(1,186)	(1,186)
NET PRESENT VALUE OF THE OBLIGATION	803	430	1,233	765	475	1,240	667	331	998

The actual rate of return on plan assets amounted to €105 million in 2004, €141 million in 2005 and €138 million in 2006. The expected rate of return was €90 million for 2004, €91 million for 2005 and €97 million for 2006. Actuarial gains have been recognized to account for the difference between these two amounts, i.e. €15 million for 2004, €50 million for 2005 and €41 million for 2006.

The amount disbursed by the Group with respect to defined benefit plans corresponds to benefits paid to employees (€166 million in 2006), and Rhodia’s contributions to funds (€26 million in 2006), less the benefits paid directly by these funds (€105 million in 2006). This amount totaled €87 million in 2006, €86 million in 2005 and €70 million in 2004 and is estimated at €110 million with respect to 2007.

Form 20-F 2006 – Rhodia - F-65

Back to Contents

Expense for the year

The expense relating to retirement benefit obligations breaks down as follows:

(in millions of euros)	2006	2005	2004
Cost of services rendered	24	32	32
Interest cost	121	119	121
Expected return on plan assets	(97)	(91)	(90)
Past service cost	1	-	-
Curtailments or settlements(1)	1	8	(24)
TOTAL EXPENSE RECOGNIZED IN PROFIT OR LOSS	50	68	39
(1) Including specific termination benefits for €5 million in 2006 and 2005, and €8 million in 2004.

The cost of services rendered is recognized in operating profit or loss by destination. The interest cost and the expected return on plan assets have been recognized in finance costs and finance income, respectively.

The actuarial gains and losses relating to retirement benefit obligations recognized in the statement of recognized income and expense are as follows:

(in millions of euros)	2006	2005	2004
Actuarial gains and losses recognized in the statement of recognized income and expense(1)	41	247	1
Application of capping rules	11	-	-
Total	52	247	1
(1) Of which:
Experience adjustments on measurement of obligations – loss/ (gain)	3	39	(48)
Experience adjustments on measurement of plan assets – loss/ (gain)	(41)	(50)	(15)

At the end of 2006, it was decided to use generation mortality tables for French entities and, as a result, the present value of French retirement benefit obligations increased by €90 million (12%).

The changeover from the TPG 93 mortality table to the TPG 2006 table would result in a €6 million increase in the present value of French retirement benefit obligations.

The change in the UK mortality table at the end of 2006 increased the present value of retirement benefit obligations by €46 million.

26.2

Other employee benefits

Description of obligations and actuarial assumptions

Other benefits granted to employees are mainly comprised of bonuses related to employee seniority in France, the US and the UK, in addition to other post-employment benefits. The resulting obligations of defined benefit plans have been measured according to the same methods, assumptions and calculation rates as those used for retirement plans.

Form 20-F 2006 – Rhodia - F-66

Back to Contents

Obligations recognized in the balance sheet

The net obligation recognized under liabilities in the balance sheet breaks down as follows:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Net value of the unfunded obligation	90	107	111
Present value of funded obligations	8	7	7
Present value of the obligation	98	114	118
Fair value of plan assets	(6)	(5)	(4)
OBLIGATION RECOGNIZED IN LIABILITIES	92	109	114

Analysis of the present value of the obligation recognized under liabilities in the balance sheet

The net obligation recognized under liabilities breaks down as follows:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Present value of obligations at January 1,	114	118	126
Cost of services rendered	5	4	14
Interest cost	5	5	5
Benefits paid	(10)	(9)	(9)
Actuarial gains and losses	(5)	(11)	3
Currency translation differences	(4)	8	(5)
Liabilities associated with assets classified as held for sale	(5)	-	-
Changes in the scope of consolidation	(1)	-	-
Curtailments and settlements	(1)	(1)	(16)
Present value of obligations at the end of the period	98	114	118
Fair value of plan assets at the beginning of the period	5	4	7
Employer contributions	2	4	4
Benefits paid	(1)	(4)	(4)
Currency translation differences	-	-	(3)
Changes in the scope of consolidation	-	1	-
Fair value of plan assets at the end of the period	6	5	4
NET PRESENT VALUE RECOGNIZED UNDER LIABILITIES IN THE BALANCE SHEET	92	109	114

The amount disbursed by the Group totaled €9 million in 2004 and 2005 and €11 million in 2006 and is estimated at €8 million for 2007.

Expense for the year

The expense recognized in profit or loss breaks down as follows:

(in millions of euros)	2006	2005	2004
Cost of services rendered	5	4	14
Interest cost	5	5	5
Actuarial gains and losses	(5)	(11)	3
Curtailments and settlements	(1)	(1)	(16)
EXPENSE/(INCOME) RECOGNIZED IN THE INCOME STATEMENT	4	(3)	6

Form 20-F 2006 – Rhodia - F-67

Back to Contents

27.

Provisions

27.1

Analysis by type

(in millions of euros)	At December 31, 2006			At December 31, 2005			At December 31, 2004
	More than one year	Less than one year	Total	More than one year	Less than one year	Total	More than one year	Less than one year	Total
Restructuring	19	39	58	22	87	109	23	112	135
Environmental	173	34	207	188	44	232	142	65	207
Other provisions for contingencies and losses	114	74	188	87	73	160	51	60	111
TOTAL	306	147	453	297	204	501	216	237	453

27.2

Movements over the year

(in millions of euros)	January 1, 2006	Charge	Utilization	Changes in scope	Translation differences	Other movements	At December 31, 2006
Restructuring	109	36	(80)	4	(1)	(10)	58
Environmental	232	9	(27)	(1)	(7)	1	207
Other provisions for contingencies and losses	160	50	(27)	13	(3)	(5)	188
TOTAL	501	95	(134)	16	(11)	(14)	453

27.3

Restructuring

Restructuring provisions cover the following costs:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Employee expenses	34	84	102
Site closure costs	24	25	33
TOTAL	58	109	135

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

Changes in fiscal year 2006

New measures represent an estimated cost of €21 million and mainly corresponded to the following transactions:

In France

The new measures represent a cost of €11 million and mainly corresponded to the additional measures in the Group’s support functions reorganization plan initiated at the end of 2003.

Form 20-F 2006 – Rhodia - F-68

Back to Contents

Foreign operations

The new measures represent a cost of €10 million and mainly corresponded to the administrative productivity measures in the UK, Germany, the US and Brazil.

Changes in estimates for previous plans in 2006 resulted in an additional charge of €15 million, corresponding to the additional provisions at the Organics and Polyamide sites.

Utilizations of provisions relating to employee expenses and site closures represent €(80) million and break down as follows:

•

€(49) million in France mainly corresponding to the support functions plan initiated at the end of 2003 for €(18) million and industrial restructuring plans mainly at the Organics and Polyamide sites for €(29) million. The Horizon plan concerning the “asbestos” classification of the Pont-de-Claix platform represented €(5) million corresponding to the departure of around 230 employees;

•

€(20) million excluding France, including €(9) million in the UK corresponding mainly to streamlining costs at the Avonmouth and Oldbury sites as well as the head office closure costs and €(11) million corresponding mainly to administrative structure streamlining measures in the USA, Brazil, Germany, Spain and Italy;

•

€(11) million for employee expenses and site closures relating to discontinued operations in 2006.

In addition, non-utilized provisions were reversed in 2006 in the amount of €(13) million and mainly corresponded to the support functions plan.

Changes in fiscal year 2005

New measures represent an estimated €55 million and mainly corresponded to the following transactions:

In France

At the Polyamide unit for €6 million and corresponding to the closure of a textile production site in Arras.

At the Organics unit, which launched in the last quarter of 2005 the “Horizon” project in order to reorganize its industrial platform in Pont-de-Claix (Isère). This plan included employee measures which provided for the departure of around 360 employees between now and 2008 as part of the “asbestos” classification of the platform for approximately €8 million.

At the Silcea unit, on the Saint-Fons site (Rhône), following productivity measures in an amount of around €4 million, which led to the loss of 75 jobs. These measures concerned the operations disclosed under Discontinued Operations in the income statement since September 30, 2006.

Foreign operations

At the Novecare unit, on the Oldbury site (UK), the main production site for European Phosphorus and Performance Derivatives, and which notably included the closure of unprofitable production sites and productivity measures for site support functions, leading to the loss of around 35 jobs for a total cost of €5 million. In addition, the amalgamation of the former HPCII and PPD companies worldwide in the Novecare unit led to productivity measures within the marketing, commercial and industrial teams for around €4 million.

At the Pharma Solutions unit, productivity measures in UK production units as well as the closure of the US research site resulted in the payment of contractual termination penalties and dismantling costs for a total charge of €9 million. These measures concerned activities which were presented under “Discontinued operations” in the income statement.

Form 20-F 2006 – Rhodia - F-69

Back to Contents

In addition, in 2005, changes in estimates with respect to previous plans resulted in an additional charge of €33 million.

The continuation of the Group’s reorganization plan, in particular in France, led to an additional charge of €16 million. Restructuring cost re-estimates concerning the main production sites of the Organics unit in France led to an additional charge of €7 million.

Utilizations of provisions relating to employee expenses and site closures represented €(88) million and break down as follows:

•

€(70) million in France corresponding to support function plans (including research and development) initiated at the end of 2003 for €(34) million and industrial restructuring plans including the closure of the textile production unit in Arras and the streamlining costs of the Organics, and Polyamide units mainly in France;

•

€(10) million in the UK corresponding mainly to streamlining costs at the Avonmouth and Oldbury sites as well as the industrial restructuring plan at the sites of the Pharma Solutions unit.

Changes in fiscal year 2004

Charges for new measures represented €163 million corresponding mainly to:

•

the implementation of a Group reorganization plan for €56 million. This plan mainly involved a reduction in the number of companies from 17 to 9, a reduction in headquarter costs and the reorganization of shared services into support functions mainly in France. This reorganization resulted in the loss of 1,325 jobs, including around 572 jobs in France;

•

industrial restructuring plans for €97 million including:

•

the plan for the Polyamide unit for €18 million concerning mainly the closure of the Engineering Plastics site at Maioli in Taiwan as well as the reorganization prior to the disposal of the textile production site at Castellaccio in Italy,

•

the plan for the Organics unit relating to productivity improvements and the refocusing of the product portfolio by closing or selling sites. This plan involved all production sites at this unit totaling €20 million,

•

the plan for the Rhodia Pharma Solutions unit in England concerning the Annan, Dudley and other North American sites for €19 million,

•

the Organics plan relating to the closure of the Lille site planned at the end of 2005 and the reorganization of other European sites for €12 million.

Utilizations of provisions relating to employee expenses represented €(106) million and mainly corresponded to expenditures for the reorganization plans in 2003 €(51) million and 2004 €(39) million.

These utilizations mainly concerned the following plans:

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

27.4

Environment

Rhodia periodically assesses its environmental liabilities and future possible remediation measures.

As indicated in Note 2.19, the provision is estimated by taking into account future discounted cash flows.

Form 20-F 2006 – Rhodia - F-70

Back to Contents

The discount rates used at December 31, 2006 are set up by geographical area based on inflation and risk-free interest rates (government bonds) over the probable term of the remediation obligations related to the sites.

	5 years	10 years	20 years
France	-	1.90%	-
United Kingdom	3.00%	-	2.40%
United States	2.15%	2.15%	-
Brazil	-	5.50%	5.50%

At December 31, 2006, provisions related to environmental risks totaled €207 million, compared with €232 million at December 31, 2005 and €207 million at December 31, 2004.

The main provisions by geographical area are as follows:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
South America	84	87	67
North America	43	55	46
France	56	60	56
United Kingdom	24	28	22
Rest of Europe	-	2	16
TOTAL ENVIRONMENTAL PROVISIONS	207	232	207

The South American area mainly covers sites located in Brazil, in particular the Cubatao site.

The North American area principally covers the sites located in the US, notably the Silver Bow, New Brunswick and Dalton sites.

In France, these provisions include the La Rochelle, Thann, Wattrelos, Mulhouse and Pont de Claix sites and several former mining sites.

In the UK, they mainly cover the Staveley, Whitehaven and Oldbury Rattlechain sites.

The provisions mostly relate to sites or activities which have been shut down, some of them even before the creation of Rhodia.

Changes in fiscal year 2006

A net charge of €9 million was recognized and breaks down as follows:

•

€11 million corresponding to additional provisions of insignificant individual amounts;

•

€(2) million corresponding to the increase in the discount rate which mainly affected provisions relating to the long-term remediation plans of sites, particularly Cubatao in Brazil.

Utilizations of provisions amounted to €(27) million and mainly concern the sites of:

•

Cubatao in Brazil for €(8) million;

•

Whitehaven in the UK for €(1.5) million;

•

Martinez, New Brunswick and Silverbow for €(2) million, €(1.5) million and €(2) million, respectively.

A provision of €(6) million was reversed in the amount of €(3) million for various remediation plan re-estimates, while the remaining amount corresponded to the increase in the discount rate at the Staveley site in the UK and the la Rochelle site in France.

The interest accretion effect resulted in a €7 million increase in the provision.

Form 20-F 2006 – Rhodia - F-71

Back to Contents

Changes in fiscal year 2005

A net charge of €33 million was recognized and broke down as follows:

•

€19 million corresponding to additional provisions of insignificant individual amounts with respect to previously recognized provisions, including €2 million for the New Brunswick site in the US and €2.5 million for the Oldbury site in the UK;

•

€14 million corresponding to the decrease in the discount rate which mainly affected provisions relating to the long-term remediation plans of 3 sites: €1 million for the Cubatao site in Brazil, €5 million for the Staveley site in the UK, and €2 million for the La Rochelle site in France.

Utilizations of provisions amounted to €(30) million and mainly concerned the sites of:

•

Cubatao and Paulinia in Brazil for €(8) million and €(2) million, respectively;

•

Martinez, New Brunswick and SylverBow in the US for €(4) million, €(2) million and €(1) million, respectively.

A reversal in the amount of €(6) million was made corresponding to remediation plan re-estimates.

The €(16) million decrease in the provisions for the Rest of Europe related to the disposal of the Phosphate and Sulfuric acid unit in Rieme, Belgium.

Finally, the interest accretion effect resulted in a €12 million increase in provisions.

Changes in fiscal year 2004

The provisions recognized at December 31, 2004 for €69 million mainly related to:

•

the Cubatao site in Brazil for €43 million as a result of the inclusion of new elements involving the technical possibilities for the off-site treatment of polluted land;

•

the Staveley site for €12 million due to new obligations resulting from the termination of activities and the planned closure of the site.

Contingent environmental liabilities and re-estimates

Based on current information, Rhodia’s management estimates that it does not have probable liabilities for environmental matters other than those provided for at December 31, 2006. However, Rhodia may need to incur additional expenditure if there are changes to existing laws, regulations or their interpretations.

Estimated contingent liabilities before discounting amounting to around €146 million at December 31, 2006 have not significantly changed since December 31, 2005. They mainly relate to the sites in La Rochelle and Pont de Claix in France, Silver Bow (Montana, US) and Cubatao (Brazil), with respect to the possible obligations to store or treat non-hazardous waste or materials off-site in addition to the possible containment of an internal landfill in France. No provision has been recognized at December 31, 2006 to cover these contingent liabilities in the absence of any obligation as of this date.

27.5

Other provisions for contingencies and losses

Other provisions for contingencies and losses mainly concern tax litigation and the provided risks and costs relating to operations sold or being sold.

Form 20-F 2006 – Rhodia - F-72

Back to Contents

28.

Trade and other payables

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Operating goods and services provider	754	843	835
Capital expenditure provider	49	44	39
Employees and social security bodies	181	190	209
Government and public sector(1)	122	84	61
Accrued expenses	29	34	46
Other	43	76	168
TOTAL	1,178	1,271	1,358
(1) The heading “Government and public sector” includes a payable with respect to CO2 allowances to be delivered for €39 million.

29.

Leases

29.1

Operating leases

(in millions of euros)	2006	2005	2004
Minimum lease payments	168	148	132
Conditional lease payments	-	-	-
Sub-lease payments	(3)	(2)	(2)
TOTAL	165	146	130

Minimum future payments related to operating leases can be analyzed as follows:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Less than one year	25	24	25
From one to five years	83	76	62
More than five years	60	48	45
TOTAL	168	148	132

Form 20-F 2006 – Rhodia - F-73

Back to Contents

29.2

Finance leases

The reconciliation between future finance lease payments and their present value is as follows:

At December 31, 2006
(in millions of euros)	Less than one year	2 to 5 years	More than 5 years	Total
Minimum future lease payments	14	10	1	24
Interest	(1)	(1)	-	(1)
Minimum future lease payments excluding interest	13	9	1	23

At December 31, 2005
(in millions of euros)	Less than one year	2 to 5 years	More than 5 years	Total
Minimum future lease payments	22	108	23	147
Interest	(6)	(14)	(4)	(18)
Minimum future lease payments excluding interest	16	94	19	129

At December 31, 2004
(in millions of euros)	Less than one year	2 to 5 years	More than 5 years	Total
Minimum future lease payments	47	228	-	265
Interest	(10)	(21)	-	(21)
Minimum future lease payments excluding interest	37	207	-	244

30.

Off-balance sheet commitments and contractual obligations

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Commitments to purchase
Firm orders for the acquisition of industrial assets	70	15	21
Commitments for the purchase of goods and services
Commitments for the acquisition of goods	2,252	1,996	1,850
Commitments for the acquisition of energy	820	880	636
Guarantees and lien granted
Guarantees given to associates to guarantee their debt	3	5	30
Guarantees given to unconsolidated entities to guarantee their debt	7	7	8
Guarantees given on forward sales	1	-	-
Lien granted	88	113	81
Commitments in respect of leases (1)	168	148	132
TOTAL COMMITMENTS AND GUARANTEES GIVEN	3,409	3,164	2,758
(1) Excluding finance leases

Assets pledged can be analyzed as follows:

(in millions of euros)	At December 31, 2006	At December 31, 2005	At December 31, 2004
Property, plant and equipment	51	11	-
Financial assets	37	52	47
TOTAL	88	63	47

Form 20-F 2006 – Rhodia - F-74

Back to Contents

31.

Claims and litigation

31.1

Legal proceedings

In the ordinary course of its business, Rhodia is involved in a certain number of judicial, arbitral and administrative proceedings. These proceedings are mainly initiated by buyers of businesses sold by Rhodia or involve environmental or civil liability compensation claims related to marketed chemicals. Rhodia is also subject to certain claims and lawsuits which fall outside the scope of the ordinary course of its business, the most significant of which are summarized below in this section.

Provisions for the charges that could result from these procedures are not recognized until they are probable and their amount can be reasonably estimated. The amount of provisions made is based on Rhodia’s assessment of the level of risk on a case-by-case basis and depends on its assessment of the basis for the claims, the stage of the proceedings and the arguments in its defense, it being specified that the occurrence of events during proceedings may lead to a reappraisal of the risk at any moment.

In addition, certain of the Group’s US subsidiaries have potential liabilities under US Federal Superfund legislation and environmental regulations at the state or federal level. Given the nature of the proceedings, the number of plaintiffs, the volume of waste at issue and the provisions that have already been recognized for these cases, Rhodia estimates that these claims will not result in significant costs for the Group and will not give rise to significant additional provisions.

Finally, Rhodia believes that there is no litigation or exceptional issues that, taken individually or as a whole, could have a material negative impact on its business, financial position or results, other than those detailed below.

31.1.1 AMF administrative proceedings

On October 6, 2003, Rhodia was informed that the General Director of the French Commission des Opérations de Bourse, who became due to the reform of the French markets authority the General Secretary of the French Autorité des Marchés Financiers (“AMF”), had launched an inquiry into its financial reporting. On March 29, 2005, the AMF notified Rhodia of the finding by the specialized commission of the AMF of three alleged rule infringements concerning financial reporting in 2002 and at June 30, 2003:

•

valuation of ChiRex;

•

valuation of deferred tax assets;

•

financial disclosures regarding debt, liquidity and environmental risks.

Rhodia put forward strong arguments in response to the AMF’s allegations in the defense statement that it filed at the end of July 2006. A decision by the AMF Enforcement Committee is expected in 2007. Under applicable French law, the maximum fine that could be imposed in the event that penalties were to be assessed against Rhodia in this proceeding would be €1.5 million.

31.1.2 Litigation with shareholders

Rhodia is directly or indirectly involved in the following proceedings initiated by shareholders:

•

in January 2004, certain shareholders initiated two proceedings before the Paris Commercial Court based on various contentions concerning Rhodia’s acquisition of Albright & Wilson, mainly alleging inaccuracy of certain information made public at the time of the acquisition but also claiming dereliction by management :

•

in the first commercial suit, the plaintiffs sued certain members of Rhodia’s Board of Directors, its auditors at the time, and Aventis (now Sanofi-Aventis), claiming damages of €131.8 million as compensation for their alleged personal losses,

Form 20-F 2006 – Rhodia - F-75

Back to Contents

•

in the second commercial suit, the plaintiffs sued certain members of Rhodia’s Board of Directors at the time and Aventis, demanding that the defendants be ordered to pay Rhodia €925 million under the individually brought (“ut singuli”) action as compensation for the alleged harm Rhodia suffered,

Taking due note of the existence of a judicial inquiry involving identical facts, the judges at the Paris Commercial Court called for the adjournment of the two proceedings on January 27 and February 10, 2006 until a definitive decision was taken with respect to the criminal proceedings. On July 25, 2006, Rhodia was informed that the plaintiffs in the first suit had appealed against the decision of the Chairman of the Paris Appeal Court that prevented them from appealing against the adjournment of February 10, 2006 ;

•

in 2004, the aforementioned shareholder plaintiffs of the second commercial suit, together with others, filed a lawsuit before the Supreme Court of the State of New York, based on similar alleged losses for approximately €60 million. On December 23, 2004, Rhodia was notified of an amended petition adding allegations relating to under-provisioning of pension obligations and environmental liabilities. In January 2005, Rhodia filed a motion to dismiss for forum non conveniens, which was accepted on July 5, 2006 in a last-instance decision. This litigation was therefore settled in favor of Rhodia;

•

on March 19, 2005, one of the minority shareholders in the cases mentioned above brought suit (in an ut singuli proceeding) against the Chairman of the Board of Directors and the Chief Executive Officer of Rhodia, alleging personal mismanagement, in an attempt to have them repay Rhodia the amounts paid to Mr Jean-Pierre Tirouflet upon his departure in October 2003 (severance payment of €2.1 million and, if applicable, payments made under a supplementary retirement plan for which no sums have been paid to date). The defendants contest the merits of this claim. A first instance decision is expected in 2007;

•

since April 7, 2005, various complaints have been filed by shareholders, including certain “ERISA”2 type litigation filed by company employees, against Rhodia as well as certain of its Directors and senior management in the US federal court for the Southern District of New York and in the federal court of the district of New Jersey. On October 21, 2005, the US judicial panel on multidistrict litigation decided to regroup all the pending litigation which was then transferred to the US federal court for the Southern District of New York as one law suit. It was specified nevertheless that the “ERISA” type litigation will be judged by the same court in parallel due to its particularity. The plaintiffs have generally alleged that between April 26, 2001 and March 23, 2004 or March 24, 2005, depending on the plaintiff, certain provisions of the Securities Exchange Acts of 1933 and 1934 were violated, notably in terms of financial communication. The certification proceeding has begun and may lead to a consolidated class action suit. On September 28, 2006, the plaintiffs filed an Amended Complaint, aiming to reinforce the case. Following this complaint, Rhodia filed on November 28, 2006 a motion to dismiss for forum non conveniens on various procedural grounds;

•

on June 27, 2005, Rhodia was officially notified of the criminal investigation against an unspecified defendant conducted by Judges Pons and d’Huy during a search carried out at its headquarters. This investigation related to three criminal complaints filed by shareholders against an unspecified defendant alleging various financial and accounting improprieties relating to Rhodia, including misleading financial disclosure, insider trading and abuse of corporate assets. With respect to one of the complaints that was filed as an ut singuli proceeding, Rhodia decided to join the entire criminal procedure as a “partie civile” on January 25, 2006. This procedure is still on-going at December 31, 2006.

31.1.3 Trade litigation

31.1.3.1

Adisseo arbitration

Following a fire at its Roches de Condrieu site on May 22, 2003, Rhodia Eco Services Sulfurique had to invoke force majeure in connection with its performance under a contract with Adisseo to supply hydrogen sulfide. Adisseo immediately sought compensation and demanded damages of €380,000 (contractual penalty for interruption in the supply of hydrogen sulfide). Adisseo subsequently sought to exercise its call option, which would result in the transfer of Rhodia Éco Services Sulfurique’s hydrogen sulfide and carbon sulfide business to Adisseo for €1. This dispute was in arbitration before the French arbitration association, the A.F.A. (Association Française d’Arbitrage). Finally, on November 21, 2004, an additional demand relating to the alleged operating losses of €27 million following the fire was sent to Rhodia Eco Services Sulfurique. Rhodia PPMC (successor to Rhodia Eco Services Sulfurique) challenged all of these claims. Furthermore, on August 30, 2005, Rhodia PPMC learned that Adisseo’s insurers wished to voluntarily intervene in the arbitration, which was approved, it being specified that the insurers would be subrogated in the rights of Adisseo for up to €12,097,602, corresponding to the sums that they had paid Adisseo without consulting Rhodia to compensate for the alleged operating losses. Rhodia believed that all Adisseo’s claims were without merit.

1. Relates to litigation with respect to US retirement plans, in which certain US employee–shareholders contend that Rhodia has not invested in an appropriate and sufficiently prudent manner their retirement savings plan assets, which it manages in their interests.

Form 20-F 2006 – Rhodia - F-76

Back to Contents

On December 19, 2006, all the parties to these procedures signed a settlement agreement which resulted in the payment of €1.85 million by Rhodia Opérations (successor to Rhodia PPMC) to the insurers, thus terminating this litigation. This agreement was subject to the disposal of the Silicones business by the Group.

31.1.3.2

Rhodia/Innophos litigation

On November 8, 2004, Rhodia received from Innophos, a subsidiary of Bain Capital, a complaint originating from Mexico’s National Water Commission relating to water use at the Coatzacoalcos site during the period from 1998 to 2002. The total claim amounts to approximately 1.5 billion Mexican pesos (around €100 million), including user fees, interest and penalties. The Coatzacoalcos site was part of the specialty phosphates business that was sold in August 2004 to Bain Capital, giving rise to the creation of a new company, Innophos. To best protect its interests, Rhodia then informed Bain that it was willing to assume direct responsibility, subject to certain legal reservations, for resolving this matter with the Mexico National Water Commission. Since then, Rhodia has worked closely with Innophos to prepare a response, which was filed in Innophos’ name on January 17, 2005. The amount of the initial claim was lowered following the application made by Rhodia to the administrative authority to reconsider and materialized by a decision rendered on August 29, 2005. The total amount of the revised claim is approximately €16.5 million. Rhodia still believed that stronger arguments exist in its defense and with respect thereto made public in November 2005 its imminent demand to cancel the claim pending before the Mexican federal administrative and tax courts. However, Rhodia and Innophos still disagreed as to the precise scope of their respective contractual obligations relating to this claim and Innophos filed suit before the New York (United States) court in December 2004. On June 13, 2005, the court ruled in favor of Innophos, and Rhodia filed an appeal against this decision on June 16, 2005. This case is still on-going at December 31, 2006.

Based on its analysis of the merits of the case, Rhodia did not consider it necessary to recognize a provision in respect of this claim.

31.1.3.3

Rhodianyl/KoSa France Holding arbitration

On October 1, 2004, KoSa France Holding (new Rhodianyl partner in the Butachimie Joint Venture) launched a counter-arbitration proceeding (ICC) parallel to the arbitration (ICC) currently underway between Rhodianyl and DuPont France (its former partner in the Butachimie Joint Venture), to overturn the expected sentence in the Rhodianyl/DuPont France proceeding. In this initial arbitration, Rhodianyl requested the arbitration court to recognize the inexistence of a geographical limitation on the sale, export or use of DNA produced by Butachimie. This position was settled in favor of Rhodianyl in the final June 13, 2005 award (final award which may not be appealed). Under these conditions, the main demands (principally based on claims contrary to those made by Rhodianyl in its arbitration against DuPont France) made as part of the counter-arbitration proceeding by KoSa France Holding – for an initial amount of around €37 million reduced to €21.5 million in January 2006, to which should be added, according to KoSa, the amount of sales that will be generated in 2006 until the arbitration award is rendered, or alternatively and on a subsidiary basis an amount of €147 million – were according to Rhodia without merit. The arbitral award rendered on June 15, 2006 confirmed the position already adopted in favor of Rhodianyl in the Rhodianyl/DuPont France case since: (i) Rhodia is totally free to use and export the DNA (and its by-products) of Butachimie, (ii) no compensation was granted to KoSa for the elimination of this “alleged” contractual usage and export restriction and (iii) no damages were allocated to KoSa for the 2004 strikes. This litigation was therefore definitively settled in favor of Rhodia.

31.1.4 Other proceedings

31.1.4.1

Rhodia litigation with the Securities and Exchange Board of India

Rhodia S.A. is involved in proceedings in India initiated by the Securities and Exchange Board of India (“SEBI”), which is seeking to require Rhodia to initiate a public tender for 20% of the shares of Albright & Wilson Chemicals India Limited (“AWCIL”), a listed subsidiary of the group formerly known as Albright & Wilson, which Rhodia acquired in 2000 and of which it now owns 72.79%. These shares would be acquired at a price of 278 rupees per share, based on the value of those shares at the time of our acquisition of Albright & Wilson, and increased by interest accrued since 2000. Such a decision by the SEBI would increase Rhodia’s holding of AWCIL from 72.79% to 92.79%. As its shareholding would exceed 90%, Rhodia would then be required to initiate a mandatory public tender offer (or “squeeze out”) for the remaining 7.21% of outstanding shares for the same price. In this case, all the shares not yet held by Rhodia (27.21%) would be acquired for €7.2 million. Rhodia is challenging the merits of SEBI’s claim but this risk is provided in the financial statements. The High Court of Mumbai, which is hearing the case on Rhodia’s appeal following an initial unfavorable judgment, is expected to make a final decision in 2007.

Form 20-F 2006 – Rhodia - F-77

Back to Contents

31.1.4.2

“Oil for Food” program

Two of Rhodia’s subsidiaries, Rhodia Silicones and Rhodia Middle East Jordan, were named in the report of the United Nations independent investigation committee concerning the “Oil for Food Program” in Iraq. The report notes alleged illicit payments of around $1.7 million made in regard to petroleum surpluses and humanitarian aid with respect to contracts with Iraq. Following an internal investigation into the matter, no embezzlement was identified. The conclusions of this investigation were submitted in April 2006 to the United Nations independent investigation committee which did not transmit any comments to Rhodia.

31.1.5 Significant proceedings entered into by the Company

31.1.5.1

Silver Bow site

After several unsuccessful attempts by Rhodia and Rhodia Inc. to reconcile with Aventis, Rhodia sent a formal legal notice to Sanofi-Aventis on October 8, 2004, asking it to bear a portion of the clean-up costs related to the Silver Bow site. In the absence of a satisfactory response from Sanofi-Aventis, Rhodia Inc., which never operated the Silver Bow site, filed a complaint against Sanofi-Aventis and Bayer CropScience Inc. with the US District Court for the District of New Jersey on December 29, 2004, under the US Comprehensive Environmental Response, Compensation and Liability Act and New Jersey state law to recover a portion of the clean-up costs. On October 6, 2006, the New Jersey District Court announced the administrative suspension of these proceedings, pending the decision of another court regarding a similar question.

31.1.5.2

Cubatao site

Rhodia S.A and Rhodia Brasil filed a complaint against Sanofi-Aventis on March 15, 2005, with the Commercial Court of São Paulo. This claim involves the recovery of costs unfairly borne by Rhodia Brasil and directly related to the operation by Rhône-Poulenc of this site, which was definitively closed in 1993. On March 28, 2006, Rhodia Brasil’s claim was declared inadmissible by the Central Civil Court of Sao Paulo. Rhodia Brasil appealed on April 27, 2006.

31.1.5.3

Other environmental and employee pension liabilities

With respect to the arbitral proceedings initiated in April 2005 by Rhodia against Sanofi-Aventis (Rhône-Poulenc’s successor), the court stated in its ruling of September 12, 2006 that it lacked the jurisdiction to decide on the main request of Rhodia regarding the existence of a compensation right for all the liabilities transferred with respect to retirements and the environment. In addition, in response to a subsidiary request, the compensation limits provided under the 1998 environment guarantee contract and the March 2003 settlement were confirmed. Accordingly, there was no additional compensation. Rhodia filed an application with the Paris Appeal Court to set aside this ruling.

31.2

Commitments relating to disposals

In connection with disposals made in 2006 and previously, Rhodia provided the usual warranties related to accounting, tax, employee and environmental matters.

No warranties were triggered in a significant manner in 2006.

It should be noted that the litigation involving the Group and Innophos Inc. is still ongoing despite the triggering of the warranty in the contract for the sale of the North American phosphates business (see Note 31.1.3.2).

Form 20-F 2006 – Rhodia - F-78

Back to Contents

32.

Related party transactions

Related parties include joint ventures, associates, non-consolidated subsidiaries in addition to the Group’s key executives.

To the knowledge of Rhodia’s management, none of its shareholders, alone or jointly, exercise, directly or indirectly, a significant control or influence over Rhodia.

32.1

Transactions with joint ventures, associates and non-consolidated subsidiaries

Transactions with joint ventures, associates and non-consolidated subsidiaries are performed under normal market conditions and break down as follows in the income statement:

(in millions of euros)	2006	2005	2004
Revenue	237	175	159
• non-consolidated subsidiaries	12	14	16
• associates	114	77	76
• joint ventures	111	84	67
Cost of sales	75	46	32
• non-consolidated subsidiaries	8	9	10
• associates	19	8	1
• joint ventures	48	29	21

The assets and liabilities recognized in Rhodia’s balance sheet in respect of related parties are as follows:

(in millions of euros)	2006	2005	2004
Trade and other receivables	87	63	38
• non-consolidated subsidiaries	5	4	2
• associates	46	19	12
• joint ventures	36	40	24
Trade and other payables	21	57	49
• non-consolidated subsidiaries	4	2	1
• associates	5	4	1
• joint ventures	12	51	47
Net cash (borrowings)	(3)	1	3
• non-consolidated subsidiaries	0	0	0
• associates	(3)	0	0
• joint ventures	0	1	3

Form 20-F 2006 – Rhodia - F-79

Back to Contents

32.2

Compensation and benefits paid to key Group executives

Key Group executives are defined as being company officers or are either Directors of the Rhodia Group or members of the Executive Committee.

Amounts due in respect of the year (salary) or obligations existing at the end of the year (other elements):

(in thousands of euros, except for subscription options and bonus shares)	2006	2005	2004
Wages, charges and short-term benefits	5,616	5,639	5,923
Accumulated retirement and other post-employment benefits	17,014	11,435	5,012
Severance payments (1)	6,126	4,179	8,303
Total stock subscription options and bonus shares granted	5,160,206	3,146,206	2,539,003
(1) Severance payments acquired correspond to the commitments undertaken by Rhodia for the Group’s key executives in the event of employment contract termination.

Amounts paid during the year:

(in thousands of euros, except for subscription options and bonus shares)	2006	2005	2004
Wages, charges and short-term benefits	5,430	6,185	3,527
Accumulated retirement and other post-employment benefits	-	-	-
Severance payments (1)	-	-	2,311
Total stock subscription options and bonus shares granted	2,014,000	-	920,500
(1) Severance payments paid in 2004 totaled €2.3 million and involve the departure of two members of the Group’s Executive Committee.

32.3

Loans granted to key Group executives

At December 31, 2006, no loans had been granted to any key Group executives.

33.

Share-based payment

33.1

Share capital increase reserved for employees

In 2006, Rhodia issued shares to employees for proceeds of € 36 million (see Note 23 Equity).

33.1.1 Description of the shares offered to employees

Group employees, in addition to those taking retirement or early retirement in France, were able to subscribe to a reserved capital increase in the first half of 2006 through two options:

•

the standard offer: subscription to Rhodia shares at a discount (15%) compared to the benchmark price (determined on June 16, as the average opening Rhodia share price on the Paris stock market for the twenty trading days prior to June 16, and therefore set at €1.59).

•

the leveraged offer: subscription via the Group’s Saving Plans to a number of Rhodia shares entitling the holder, upon expiry of the 5-year holding period, to benefit from the best return between a yearly 2% personal contribution bonus and a multiple of 9.2 or 8.7 times, depending on the country (10.2 times for Group employees in Germany), the average increase in the Rhodia shares subscribed to with the personal contribution calculated in relation to the subscription price.

Form 20-F 2006 – Rhodia - F-80

Back to Contents

33.1.2 Compensation cost for 2006

The subscription price was defined using the benchmark price set on June 16 at €1.59 and discounted at 15% to €1.35. However, the grant date was set for June 21, the expiry date of the subscribers’ retraction period, resulting in a share price on this date of €1.50.

In accordance with IFRS 2 and after taking into account the cost of non-transferability of shares by the subscriber, determined using observable market data and the specific market characteristics of the Rhodia share, the compensation cost relating to this transaction is nil.

33.2 Stock subscription plans and bonus shares

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

33.2.1 Current stock subscription plans

During 2005 and 2006, the Board of Directors did not approve any new stock option plans.

In 2004, in accordance with the authorization granted by the shareholders at the Ordinary General Meeting of May 21, 2002, the Rhodia Board of Directors decided at its June 17, 2004 meeting to create two stock subscription option plans.

Options covering 2,665,500 shares (327 participants) and 1,372,500 shares (81 participants) were granted. The conditions for exercising the options under the second option plan were based on meeting certain financial targets in 2006.

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

In accordance with IFRS 2, only the plans granted after November 7, 2002 that were not yet vested at January 1, 2005 were measured and recognized in employee expenses.

33.2.2 Bonus share plan

Under the 2005 French Finance Act, French companies are entitled to grant bonus shares to their executives and employees as from January 1, 2005.

In accordance with the resolutions adopted by the Extraordinary General Meeting of June 23, 2005, the Board of Directors approved on January 13, 2006 the terms and conditions governing two bonus share allotment plans subject to performance criteria and the vesting and holding period.

Form 20-F 2006 – Rhodia - F-81

Back to Contents

The terms and conditions of these plans are as follows:

	Plan A	Plan B
Number of shares	4,653,125	4,653,125
Number of beneficiaries	338	338
Grant date	January 13, 2006	January 13, 2006
Vesting date	January 14, 2008	January 14, 2008
Holding period	Minimum January 14, 2010	Minimum January 14, 2010
Performance criteria	Recurring EBITDA/net sales margin >13% for the period ended 12/31/2006 according to the standards prevailing during the IFRS transition	Recurring EBITDA margin exceeding the average margin of a panel of competitors for the period ended 12/31/2006
Validation of vesting conditions	Board of Directors	Board of Directors

The expense recognized in 2006 totaled €8.8 million and corresponds to the cost of plan A and plan B calculated on a time proportion basis over the vesting period, with the performance criteria having been met.

33.2.3 Summary of stock subscription option and bonus share plans

Main changes to stock option and bonus share plans outstanding at December 31, 2006:

	2006		2005		2004
	Shares	Weighted-average exercise price (in euros)	Shares	Weighted-average exercise price (in euros)	Shares	Weighted-average exercise price (in euros)
Options outstanding at the beginning of the period	26,640,063	5.12	22,998,627	6.08	9,972,809	13.89
Options granted (3)	9,306,250	0	-	-	4,038,000	1.50
Options forfeited (1)	(1,451,629)	2.67	(647,742)	5.30	(411,190)	7.55
Options expired (1)	-	-	-	-	-	-
Adjustments to options outstanding (2)	-	-	4,289,178	-	9,399,008	-
Options outstanding at the end of the period	34,494,684	3.81	26,640,063	5.12	22,998,627	6.08
Options exercisable at the end of the period	21,506,850	5.86	16,028,330	6.64	7,580,313	7.86

(1) Stock subscription options forfeited during the year.

(2) After the capital increases which took place on May 7, 2004 and December 20, 2005, Rhodia adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

(3) The options granted in 2006 correspond to the bonus share plans detailed in Note 33.2.c.

At December 31, 2006, no options granted by the Board of Directors have been exercised.

Form 20-F 2006 – Rhodia - F-82

Back to Contents

Main features of the stock option/bonus share plans outstanding at December 31, 2006:

Stock option and bonus share plans	1998 Plan SO	1999/1 Plan SO	1999/2 Plan SO	2000/1 Plan SO	2000/2 Plan SO	2001 Plan SO	2002 Plan SO	2003 Plan SO	2004 Plan A SO	2004 Plan B SO	2005 Plan A BSP	2005 Plan B BSP
Date of Shareholders’ Meeting approval	05/13/1998	05/13/1998	05/13/1998	05/13/1998	04/18/2000	04/18/2000	04/18/2000	05/21/2002	05/21/2002	05/21/2002	06/23/2005	06/23/2005
Date of grant, as approved by the Board of Directors	06/24/1998	02/23/1999	02/23/1999	03/30/2000	09/27/2000	03/16/2001	03/20/2002	05/28/2003	06/17/2004	06/17/2004	01/13/2006	01/13/2006
Exercise period (g)	7 years from 06/24/01	7years from 02/23/02	7 years from 03/01/02	7 years from 03/30/03	7 years from 09/27/03	9 years from 03/16/04	9 years from 03/20/05	9 years from 05/28/06	5 years from 06/17/2007	5 years from 06/17/07	-	-
Original options / bonus shares granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	2,000,000(d)	1,312,948(e)	2,665,500	1,372,500	4,653,125	4,653,125
Of which granted to the Board of Directors and Executive Committee (a)	80,000	93,500	60,000	207,000	-	237,000	178,045	102,500	354,000	555,000	1,007,000	1,007,000
Original exercise price (euros)	21.34	15	15	17.14	16.26	15.7	12.04(c)	5.50(c)	1.5	1.5	-	-
Maximum term (years)	10	10	10	10	10	12	12	12	8	8	2 years, after the vesting period	2 years, after the vesting period
Weighted-average remaining contractual life at December 31, 2006 (years)	1.5	2.2	2.2	3.2	-	6.2	7.2	8.4	5.5	5.5	-	-
Adjusted exercise price (f)	9.08	6.38	6.38	7.29	-	6.68	5.12(c)	2.34(c)	1.26	1.26	-	-
Weighted-average exercise price (euros)	9.08	6.38	6.38	7.29	-	6.68	5.23	2.62	1.26	1.26	-	-
Weighted-average exercise price of exercisable options	9.08	6.38	6.38	7.29	-,	6.68	5.23	2.62	-	-	-	-
Options outstanding at December 31, 2005	39,608	3,271,078	2,437,023	4,102,260	-	5,188,459	4,190,416	2,865,326	2,995,400	1,550,493	-	-
Options/bonus shares forfeited between January 1, and December 31, 2006	-	(63,467)	(47,963)	(97,518)	-	(179,516)	(122,152)	(76,704)	(291,886)	(65,523)	(253,450)	(253,450)
Options/bonus shares granted	-	-	-	-	-	-	-	-	-	-	-	-
Number of options/ bonus shares outstanding at December 31, 2006	39,608	3,207,611	2,389,060	4,004,742	-	5,008,943	4,068,264	2,788,622	2,703,514	1,484,970	4,399,675	4,399,675
Options/bonus shares outstanding with the Board of Directors and Executive Committee (b)	-	219,717	140,996	486,429	-	556,926	418,390	240,868	421,716	661,164	1,007,000	1,007,000
Options exercisable at December 31, 2006	39,608	3,207,611	2,389,060	4,004,742	-	5,008,943	4,068,264	2,788,622	-	-	-	-
Options/bonus shares exercisable by the Board of Directors and Executive Committee (b)	-	219,717	140,996	486,429	-	556,926	418,390	240,868	-	-	-	-
Number of participants at December 31, 2006	12	290	288	399	-	601	428	458	269	72	315	315

SO: Stock option plan

BSP: Bonus share plan

(a) At December 31, 2004.

(b) Actual data.

(c) Due to a personal commitment, Mr Tirouflet accepted that the exercise price of his options would be set at €15 (after the 2004 and 2005 adjustments, this price was reduced to €6.38).

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

(f) After the capital increases which took place on May 7, 2004 and December 20, 2005, the Board of Directors adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

(g) Without taking into account the tax holding period for tax residents in France of 4 years as from 2001 and 5 years previously.

Form 20-F 2006 – Rhodia - F-83

Back to Contents

The weighted average residual term of stock options was 5.1 years in 2006, 6.1 years in 2005 and 7.1 years in 2004.

The fair value of stock options was estimated using the Black & Scholes model and the following assumptions:

	2006	2005	2004
Term of the options	-	-	4 to 5 years
Volatility	-	-	35%
Expected dividend return rate	-	-	0.00%
Risk-free interest rate	-	-	4.40%

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

The risk-free interest rate was calculated using the historical risk-free interest rate at the grant date of the options.

The weighted average fair value of the options, with an exercise price at the 2004 grant date, was €0.27.

The second 2004 stock option plan is subject to exercise conditions based on meeting certain financial targets in 2006. When measuring the fair value of these options, the assumption under which certain financial targets must be met in 2006 was adopted.

No new stock options were granted in 2005 and 2006.

The expense incurred during the period relating to services compensated by equity-based instruments (stock options) totaled less than €1 million at December 31, 2006, 2005 and 2004.

34.

Subsequent events

•

On March 6, 2007, Rhodia and SNIA signed an agreement for the irrevocable sale for €1 of all their shares in Nylstar to a third party designated by the banks which should initiate Nylstar’s financial restructuring.

•

The agreement for the irrevocable sale of the Phosphates business located in Huelva (Spain) was signed on February 17, 2007, giving rise to a disposal loss due to the contractual commitments undertaken by Rhodia.

•

The tender offer for the purchase of the US dollar-denominated 10.25% Senior HY notes maturing in 2010, initiated on February 1, 2007, resulted in the repurchase by Rhodia of such notes representing 98.7% of the current principle amount outstanding. The expense in the 2007 financial statements should include €12 million for the accelerated amortization of issue costs and around €53 million for redemption premiums.

•

The worldwide Silicones and Sulfuric acid businesses (les Roches site) were sold on January 31, 2007 to Bluestar, resulting in the recognition of a disposal gain in 2007 and the reduction in consolidated net debt by around €325 million.

•

On January 15, 2007, the Board of Directors approved a new bonus share plan for 448 participants (2 x 4,129,500 shares) subject to the conditions governing Rhodia’s performance and the continued employment of the participants.

Form 20-F 2006 – Rhodia - F-84

Back to Contents

35.

List of companies included in the consolidated financial statements for the year ended December 31, 2006

The consolidated financial statements for the year ended December 31, 2006 included 121 companies, of which 108 subsidiaries, 9 joint ventures, 2 associates and 2 entities classified as held for sale.

Subsidiaries	Country	%
RHODIA ACETOW GMBH	Germany	100.00
RHODIA DEUTSCHLAND GMBH	Germany	100.00
RHODIA GMBH	Germany	100.00
RHODIA SPECIALTY SILICON GMBH	Germany	100.00
RHODIA CHEMICALS PTY	Australia	100.00
RHODIA AUSTRALIA PTY	Australia	100.00
RHODIA BELGIUM	Belgium	100.00
RHODIA BRAZIL LTDA	Brazil	100.00
RHODIA ENERGY BRASIL	Brazil	100.00
RHODIA POLIAMIDA BRASIL	Brazil	100.00
RHODIA POLIAMIDA E ESPECIALIDADES LTDA	Brazil	100.00
RHOPART - PART SERVICIOS E COMERCIO LTDA	Brazil	100.00
RHODIA CANADA INC	Canada	100.00
LUOPING PHOSPHORUS CHEMICAL	China	50.00
RHODIA (SHANGHAI) INTERN. TRADING CO LTD	China	100.00
RHODIA CHINA CO LTD	China	100.00
RHODIA PERFUMERY WUXI CO LTD	China	100.00
RHODIA SILICA QINGDAO CO LTD	China	100.00
RHODIA SILICONES SHANGHAI CO LTD	China	100.00
RHODIA SPECIALITY CHEMICALS WUXI-CHINE	China	100.00
RHODIA WUXI PHARMACEUTICAL CO LTD	China	100.00
RUOHAI FINE CHEMICALS	China	100.00
BEIJING RP EASTERN CHEMICAL LTD	China	60.00
RHODIA HENGCHANG ZHANGJIAGANG SPEC CHEM	China	70.00
RHODIA SHANGHAI ENGINEERING PLACTICS CO	China	100.00
BAOTOU RHODIA RARE EARTHS CO LTD	China	55.00
LIYANG RHODIA FOUNDER RARE EARTH NEW MAT	China	95.00
RHODIA ZHENGJIANG CHEMICAL CO LTD	China	100.00
RHODIA ENERGY KOREA	South Korea	100.00
RHODIA POLYAMIDES CO LTD	South Korea	100.00
RHODIA SILICA KOREA	South Korea	100.00
CONUBEN SL	Spain	100.00
RHODIA HPCII - ESPANA	Spain	100.00
RHODIA IBERIA SL	Spain	100.00
RHODIA SILICONAS ESPANA	Spain	100.00
ALCOLAC INC	United States	100.00
RHODIA FUNDING CORP	United States	100.00
HEAT TREATMENT SERVICES INC	United States	100.00
RHODIA ELECTRONICS & CATALYSIS INC	United States	100.00
RHODIA POLYAMIDE CORPORATION	United States	100.00
RHODIA FINANCIAL SERVICES INC	United States	100.00
RHODIA HOLDINGS INC	United States	100.00
RHODIA INC	United States	100.00

Form 20-F 2006 – Rhodia - F-85

Back to Contents

Subsidiaries	Country	%
RHODIA INDIA HOLDINGS INC	United States	100.00
CHLORALP	France	100.00
RHODIA CHIMIE	France	100.00
RHODIA ELECTRONICS & CATALYSIS	France	100.00
RHODIA ENERGY	France	100.00
RHODIA ENERGY GHG	France	100.00
RHODIA ENGINEERING PLASTICS SAS	France	100.00
RHODIA FINANCE	France	100.00
RHODIA LABORATOIRE DU FUTUR	France	100.00
RHODIA OPERATIONS	France	100.00
RHODIA P.I. BELLE ETOILE	France	100.00
RHODIA P.I. CHALAMPE	France	100.00
RHODIA PARTICIPATIONS	France	100.00
RHODIA POLYAMIDE INTERMEDIATES	France	100.00
RHODIA RECHERCHES ET TECHNOLOGIES SAS	France	100.00
RHODIA	France	100.00
RHODIA SERVICES	France	100.00
RHODIA SILICONES	France	100.00
RHODIANYL SNC	France	100.00
GIE OSIRIS	France	58.41
RHODIA HONG KONG CO LTD	Hong Kong	100.00
A&W CHEMICALS (INDIA) LTD	India	72.93
CEIMIC-RE LTD	Ireland	100.00
RHODIA ENGINEERING PLASTICS SPA	Italy	100.00
RHODIA GERONAZZO SPA	Italy	100.00
RHODIA ITALIA SPA	Italy	100.00
RHODIA SILICONI ITALIA SPA	Italy	100.00
RHODIA JAPAN	Japan	100.00
ANAN KASEI CO LTD	Japan	67.01
RHODIA NICCA LTD	Japan	60.00
CAREDOR	Luxembourg	100.00
PARTICIPATIONS CHIMIQUES	Luxembourg	100.00
RHODIA MALAYSIA SDN BHD	Malaysia	100.00
RHODIA DE MEXICO SA DE CV	Mexico	100.00
RHODIA ESPECIALIDADES SA DE CV	Mexico	100.00
RHODIA INTERNATIONAL HOLDINGS BV	The Netherlands	100.00
RHODIA NEDERLAND	The Netherlands	100.00
RHODIA POLYAMIDE POLSKA	Poland	100.00
HOLMES CHAPEL TRADING LTD	United Kingdom	100.00
RHODIA ECO SERVICES LTD	United Kingdom	100.00
RHODIA FOOD UK LTD	United Kingdom	100.00
RHODIA HOLDING LTD	United Kingdom	100.00
RHODIA HPCII UK LTD	United Kingdom	100.00
RHODIA INDUSTRIAL SPECIALTIES LTD	United Kingdom	100.00
RHODIA INTERNATIONAL HOLDINGS LTD	United Kingdom	100.00
RHODIA LTD	United Kingdom	100.00
RHODIA ORGANIQUE FINE LTD	United Kingdom	100.00
RHODIA OVERSEAS LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS (ANNAN) LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS HOLDINGS LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS LTD	United Kingdom	100.00
RHODIA REORGANISATION	United Kingdom	100.00
RHODIA UK LTD	United Kingdom	100.00

Form 20-F 2006 – Rhodia - F-86

Back to Contents

Subsidiaries	Country	%
RHODIA TEXEL LTD	United Kingdom	100.00
OOO SERTOW	Russia	100.00
AW ASIA PACIFIC HOLDINGS PTE	Singapore	100.00
RHODIA ASIA PACIFIC PTE LTD	Singapore	100.00
SOPARGEST	Switzerland	99.98
RHODIA THAI HOLDING	Thailand	100.00
RHODIA THAI INDUSTRIES	Thailand	74.00
ALAVER SA	Uruguay	100.00
FAIRWAY INVESTIMENTOS	Uruguay	100.00
ZAMIN COMPANY S/A	Uruguay	100.00
RHODIA ACETOW VENEZUELA SA	Venezuela	100.00
RHODIA SILICES DE VENEZUELA C.A.	Venezuela	100.00

Joint ventures	Country	%
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	Germany	49.90
JADE FINE CHEMICALS WUXI CO LTD	China	60.00
PRIMESTER	United States	50.00
BUTACHIMIE	France	50.00
COGENERATION CHALAMPE	France	50.00
ORBEO	France	50.00
RHODIGAZ	France	50.00
HINDUSTAN GUM & CHEMICALS LTD	India	50.00
RHODIA MANYAR	Indonesia	50.00

Associates	Country	%
GIE CHIMIE SALINDRES	France	50.00
ENERGO-STIL SP ZOO	Poland	25.00

Joint Ventures or Associates Classified as Held for Sale	Country	%
YINGKOU YINGLONG CHEMICAL FIBER CY LTD	China	49.00
NYLSTAR NV	The Netherlands	50.00

Form 20-F 2006 – Rhodia - F-87

Back to Contents

36.

Reconciliation between IFRS as adopted by the International Accounting Standards Board (“IASB”) and U.S GAAP

a)

Accounting policies

Rhodia applies IFRS as adopted by the European Union (“EU”) in the preparation of the consolidated financial statements. Such IFRS as applied to Rhodia are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). The standards and interpretations adopted for the preparation of the 2006 Consolidated Financial Statements and the 2005 comparative Consolidated Financial Statements are those published in the Official Journal of the European Union (“OJEU”) at December 31, 2006 and whose application is mandatory as of this date or those standards and interpretations which Rhodia chose to apply early. The main differences between IFRS and U.S. GAAP as well as new U.S. GAAP accounting standards in 2004, 2005 and 2006 that have or could have a material effect on Rhodia’s consolidated financial statements are described below.

Effective January 1, 2006, Rhodia adopted the following statements for U.S. GAAP:

Statement of Financial Accounting Standards (FAS) No. 151, “Inventory Costs, an amendment of ARB 43 No. 43, Chapter 4” (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the costs of inventories and that these costs should be expensed when incurred. FAS 151 also requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility. Such adoption does not have significant effect on the financial statements.

FAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB Opinion No. 29” (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received not the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance. Such adoption does not have significant effect on the financial statements

FAS No. 123 (Revised 2004), “Share-based Payment” (FAS 123R). FAS 123R requires that Rhodia recognizes the cost (measured at the award’s grant-date fair value) of share-based payments granted to employees as compensation expense over the vesting period with an offset to additional paid-in capital for all share-based grants made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005. Rhodia adopted the modified prospective application transition method at January 1, 2006, and prior year’s financial statements have not been adjusted. Such adoption does not have significant effect on the financial statements

FAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS No. 3” (FAS 154), which provides guidance on the accounting for and reporting of a change in accounting principle and error corrections. FAS 154 applies to all voluntary changes in accounting principles and requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, FAS 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. FAS 154 did not affect Rhodia’s financial statements.

(i) Pension and retirement plans

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R)” (FAS 158) which was effective for Rhodia as of December 31, 2006. FAS 158 requires Rhodia to recognize the over-funded or under-funded status of its defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. FAS 158 requires Rhodia to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs pursuant to FASB statement No. 87. FAS 158 also prescribe the measurement date of a plan to be the date of its year-end balance sheet, which is the measurement date Rhodia already uses for its plans.

Form 20-F 2006 – Rhodia - F-88

Back to Contents

In addition, Rhodia is required to disclose additional information about certain effects on net periodic benefit cost for the next fiscal year and about the transitional effects of applying for the first time FAS 158. See Note b) (viii) below.

Actuarial gains and losses

Under US GAAP, according to FAS 87, unrecognized actuarial gains and losses are amortized over the remaining services lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method.

The actuarial gains and losses recognized in other comprehensive income with the adoption of FAS 158 will be amortized as under FAS 87 over the remaining services lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method.

Under IFRS, Rhodia applied the exemption in IFRS 1 which allows for immediate recognition of actuarial gains and losses on post-employment benefits in equity at the date of transition to IFRS. Under IAS 19, Rhodia recognizes the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in shareholders’ equity in the period in which they occur with a corresponding offset to the obligation.

Minimum liability adjustments

Under U.S. GAAP, before the adoption of FAS 158, a liability for the unfunded accumulated benefit obligation is recognized if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also recognized if an unfunded accumulated benefit obligation exists, and (a) an asset has been recognized as prepaid pension cost, (b) the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service cost, net of any tax benefits that result from considering these losses as temporary differences under FAS 109. If this additional liability exceeds the amount of unrecognized prior service cost, then the excess is recognized, as a component of other comprehensive income, net of tax.

With the adoption of FAS 158, the concept of additional minimum liability does not exist anymore under US GAAP. FAS 158 requires that amounts recognized in accumulated other comprehensive income remaining from the initial application of FAS 87 and FAS 106 are adjusted as they are subsequently recognized as components of net periodic benefit cost. The additional minimum liability is part of the gains and losses that are recognized in accumulated other comprehensive income with the adoption of FAS 158.

Since the minimum liability adjustment requirement does not exist under IFRS, there is no more difference on this item between IFRS and US GAAP with FAS 158 adoption.

Curtailments

Under U.S. GAAP, before and after the adoption of FAS 158, curtailment losses are recognized in income when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailments gains are deferred until realized and are recognized in income when the related employees terminate or when the plan suspension or amendment is adopted. Under IFRS, curtailments gains and losses are recognized in income when curtailments occur.

Form 20-F 2006 – Rhodia - F-89

Back to Contents

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

With the adoption of FAS 158, the amount of vested past service costs that remains to be amortized over the remaining service period has been recognized in accumulated other comprehensive income as of December 31, 2006. Such amount will continue to be amortized over the remaining service period.

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

Form 20-F 2006 – Rhodia - F-90

Back to Contents

(v) European Union Allowances (EUAs) and Certified Emission Rights (CERs)

Under US GAAP, no authoritative specific guidance exists for the accounting treatment of EUA, CER, or similar trading schemes. The EITF has not reached a decision in EITF 03-14. “Participants’ Accounting for Emissions Allowances under a “Cap and Trade” program”

Rhodia recognizes EUAs on receipt of the notification from the national emission trading agency and CERs when allocated by the UNFCCC (United Nations Framework Convention for Climate Change). At this point in time, the emission allowances and rights meet the definition of an asset as outlined in FASB Statement of Concepts No. 6 paragraph 25--the Group at this point in time controls, based on a past transaction, a probable future benefit.

Emission allowances and rights are recorded at cost. The related cost basis for the free allocation of the EUAs and CERs is zero. EUAs and CERs purchased over the counter or via regulated spot markets or that are subsequently bought from third parties are recognized at acquisition costs (i.e. the purchase price) plus any directly attributable costs.

For US GAAP purposes, the Company classifies EUAs and CERs as inventory. The allowances recorded as inventory are measured at the lower of cost or market.

Under IFRS, the Company’s policy with regard to EUAs is disclosed in Note 2.5. At December 31, 2006, the Company has included intangible assets related to EAUs of €39 million (See Note 14) and a related liability of the same amount (See Note 28). Such amounts would not be recognized under US GAAP.

Under IFRS, the Company’s policy with regard to CERs is disclosed in Note 2.5. There is no US GAAP difference with regard to the accounting treatment in CERs.

For all periods presented, Rhodia had no material quantitative differences between the US GAAP accounting described above that had to be quantified for purposes of its reconciliation between IFRS and US GAAP.

(vi) Restructuring and environmental costs

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

Form 20-F 2006 – Rhodia - F-91

Back to Contents

(vii) Sale and leaseback transactions

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

Under US GAAP, the sale of an equity method investee is not classified as discontinued operations.Consequently, Nylstar was not reflected as a discontinued operation, given it was related to the sale of an equity investee.

(ix) Jointly-controlled entities

The jointly-controlled entities that are proportionally consolidated under IFRS are operating entities, the significant financial operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity. The Company has omitted differences in classification and display in the US GAAP reconciliation resulting from proportionate consolidation versus the equity method of accounting, as allowed by the reconciliation requirements of Item 18 to Form 20-F (See note b(vii) below relating to condensed financial statements information).

(x) Share-based payment

Under US GAAP, on January 1, 2006, Rhodia adopted the provisions of FAS 123 R which requires recognition of stock-based compensation expense for all share-based payment awards based on fair value, of share-based payments to employees made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005. Rhodia adopted the modified prospective application transition method at January 1, 2006, and prior year’s financial statements have not been adjusted. Such adoption did not have a significant effect on the financial statements. Prior to January 1, 2006, Rhodia used the intrinsic value method of measuring compensation expense for stock options based on the difference between the option exercise price and the market value of the shares at the grant date, pursuant to the Accounting Principles Board Opinion N° 25, “accounting for Stock Issued to Employees” (“APB 25”), and related interpretations for the accounting of stock-based compensation, as permitted by SFAS No 123, “Accounting for Stock Based Compensation” (“FAS 123”) and provided pro forma disclosure amounts in accordance with SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”), as if the fair value method defined by FAS 123 had been applied to its stock-based compensation. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123R. The Company applied the provisions of SAB 107 in its adoption of FAS 123R.

Under IFRS, Rhodia recognizes the cost for all share-based awards (stock options or other share-based awards) granted after November 7, 2002 (measured at the award’s grant-date fair value) for which the awards were not vested at January 1, 2005.

Form 20-F 2006 – Rhodia - F-92

Back to Contents

(xi) Cumulative translation adjustment

Upon the first-time adoption of the IFRS accounting standards, Rhodia selected the option to transfer to accumulated deficit the cumulative currency translation loss at January 1, 2004 of €599 million. This adjustment had no effect on total shareholders’ equity at January 1, 2004; however, in the event of a future disposal of a foreign entity, the gain or loss on the disposal will not include any currency translation adjustment prior to January 1, 2004. Under U.S. GAAP, such option was not available and the cumulative currency translation adjustments related to exchange rate changes on these investments prior to January 1, 2004 will be recorded as an adjustment to IFRS results related to the gain or loss on the sale of these investments.

(xii) Asset retirement obligations

The Company has no significant asset retirement obligations under either US GAAP (FAS 143 “Accounting for asset retirement obligation”) or IFRS (IFRIC 1 “Changes in existing decommissioning restoration and similar liabilities”).

The Company adopted in 2005 Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), for which the effect of adoption was not material. FIN 47 clarifies the term conditional asset retirement obligation and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation or conditional asset retirement obligation.

Rhodia has reviewed its conditional asset retirement obligations and determined that it does have potential conditional asset retirement obligations, principally related to asbestos removal at its facilities. Since Rhodia has no plans or expectations of plans to undertake any major renovations or demolition at any of its facilities that would require removal of this asbestos, it is unable to provide a reasonable estimate of the fair value of potential conditional asset retirement obligations under existing regulations. Due to the long-term, productive nature of its production facilities, absent plans or expectations of plans to initiate asset retirement activities, Rhodia is unable to make a reasonable estimate of the settlement dates or range of potential settlement dates, the methods or potential methods of settlement, or the probabilities associated with potential settlement dates and potential methods of settlement. No significant liabilities for asset retirement obligations have been recognized under IFRS and U.S. GAAP.

Environmental remediation liabilities currently recognized are accounted for under IAS 37, Provisions, contingent liabilities and contingent assets, and Accounting Standards Executive Committee, Statement of Position 96-1, “Environmental Remediation Liabilities”. The Company discounts such liabilities under IFRS and does not do so under US GAAP.

(xiii) Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 155, “Accounting for Certain Hybrid Instruments – an amendment of FAS 133”, “Accounting for Derivative Instruments and Hedging Activities”, and FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (FAS 155). FAS 155 resolves issues addressed in FAS 133 Implementation Issue No. D1, “Application of FAS 133 to Beneficial Interests in Securitized Financial Assets”. FAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Rhodia is required to adopt the provisions of FAS 155 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 155.

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (FAS 156). FAS 156 amends FAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 (a) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations, (b) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, (c) permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities, (d) permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value, and (e) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. Rhodia is required to adopt the provisions of FAS 156 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 156., but it does not expect that the adoption of FAS 156 will significantly impact its consolidated financial position, results of operations or cash flows.

Form 20-F 2006 – Rhodia - F-93

Back to Contents

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The entity determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the entity should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Rhodia is required to adopt the provisions of FIN 48 effective January 1, 2007. Rhodia is currently evaluating the potential impact of FIN 48 on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Rhodia is currently evaluating the impact the adoption of FAS 157 could have on its consolidated financial statements. , but it does not expect that the adoption of FAS 157 will significantly impact its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108) regarding the quantification of financial statement misstatements. SAB 108 requires a “dual approach” for quantifications of errors consisting of “the roll-over method” and the “iron curtain method”. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements and the iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.

Rhodia adopted the provisions of SAB 108 for the year ended December 31, 2006. The adoption of this standard did not have a material impact on Rhodia.

In February 2007, the FASB issued Statement FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement requires a business entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement is effective for Rhodia as of January 1, 2008. Rhodia is currently evaluating the impact of adopting FAS 159.

Form 20-F 2006 – Rhodia - F-94

Back to Contents

b)

Reconciliation between IFRS and U.S. GAAP

(i) Net Income (loss)

A reconciliation of the net income (loss) and the net income (loss) per share between IFRS and U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 follows:

	Year Ended December 31,
(in millions of euros)	2006	2005	2004
Net Income (loss) – IFRS	66	(615)	(632)
Minority interests	(4)	(1)	(9)
Net Income (loss) – IFRS – Attributable to equity holders of Rhodia S.A.	62	(616)	(641)
Pension and retirement plan differences:
Unrecognized actuarial losses and past service costs	(38)	(15)	(36)
Curtailment (gains)/losses	-	(12)	(42)
Goodwill and other intangible assets–differences in impairments and the carrying values of businesses sold(1)	-	(48)	30
Capitalized development costs	(17)	(7)	(8)
Tangible assets:
Components and spare parts depreciation	-	(17)	(1)
Impairments(1)	(2)	35	(31)
Environmental and other provisions–differences between discounted and undiscounted provisions	(9)	31	(82
Exit and disposal activities–lease termination and other provisions	(4)	8	13
Sale/leaseback transaction(2)	3	3	(24
Environmental indemnification agreement	-	-	(19)
Other	28 (3)	(6)	(5)
Income taxes	(8)	(1)	81
Net income (loss)–U.S. GAAP(4)	15	(645)	(765)
Basic income (loss) per share – U.S. GAAP (in euros)	0.01	(1.00)	(1.62)
Diluted income (loss) per share – U.S. GAAP (in euros)	0.01	(1.00)	(1.62)

(1)

Most significant items were the followings: For 2005, Rhodia recorded a €48 million higher goodwill impairment and a €40 million lower tangible and other long-lived asset impairment for U.S. GAAP as compared with IFRS. For 2004, Rhodia recorded a €45 million lower goodwill impairment and a €40 million higher tangible and other long-lived asset impairment for U.S. GAAP as compared with IFRS.

(2)

Rhodia sold an administrative building in 2004 that was leased back under an operating lease. The gain on sale of €25 million is being amortized over the lease term for U.S. GAAP.

(3)

Difference resulting from Cumulative Translation Adjustment see Note a(xi).

(4)

Includes income/(loss) from discontinued operations of €(22) million, €(171) million and €(126) million, respectively, under U.S. GAAP for 2006, 2005 and 2004.

The weighted-average shares outstanding and the diluted weighted-average shares for the year ended December 31, 2006 were 1,190,639,506 and 1,196,170,270 shares, respectively. The weighted-average shares outstanding and the diluted weighted-average shares for the years ended December 31, 2005 and 2004 were 645,635,891 shares and 471,607,727 shares, respectively. There is no dilution for the years ended December 31, 2005 and 2004 since there was a net loss for each period.

Form 20-F 2006 – Rhodia - F-95

Back to Contents

(ii) Shareholders’ deficit

A reconciliation of shareholders’ deficit between IFRS and U.S. GAAP at December 31, 2006, 2005 and 2004 follows:

	At December 31,
	2006	2005	2004
Shareholders’ deficit–IFRS	(628)	(666)	(521)
Minority interests	(25)	(26)	(25)
Shareholders’ deficit–IFRS–Attributable to equity holders of Rhodia S.A.	(653)	(692)	(546)
Pension and retirement plan differences:
Unrecognized actuarial (gains)/losses, curtailment (gains)/losses and past service costs	(1)	814	576
Minimum liability adjustments (1)	-	(692)	(523)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	(24)	(22)	24
Capitalized development costs	(45)	(30)	(23)
Tangible assets:
Components and spare parts depreciation	-	-	17
Impairments	3	5	(29)
Environmental and other provisions–differences between discounted and undiscounted provisions	(77)	(70)	(90)
Exit and disposal activities–lease termination and other provisions	18	21	13
Sale/leaseback transaction	(18)	(21)	(24)
Other	5	4	13
Income taxes	14	9	14
Shareholders’ deficit–U.S. GAAP	(778)	(674)	(578)

(1)

Prior to December 31, 2006, if the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders’ equity for the amount in excess of unrecognized prior service costs, net of any tax benefits that result from considering these losses as temporary differences under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

Form 20-F 2006 – Rhodia - F-96

Back to Contents

(iii) Operating profit/(loss)

A reconciliation of operating profit/(loss) between IFRS and U.S. GAAP for the years ended December 31, 2005 and 2004 follows:

	Year Ended December 31,
(in millions of euros)	2006(1)	2005(1)	2004(1)
Operating profit/(loss) – IFRS	359	66	(135)
Unrecognized actuarial (gains)/losses and past service costs	(38)	(14)	(35)
Curtailment (gains)/losses	-	(12)	(21)
Reclassification of interest portion of pension costs from finance costs to operating expenses	(27)	(31)	(33)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	-	-	3
Capitalized development costs	(17)	(8)	(7)
Tangible assets:
Components and spare parts depreciation	-	(17)	(1)
Impairments	(2)	(5)	9
Environmental and other provisions–differences between discounted and undiscounted provisions	(16)	14	(82)
Sale/leaseback transaction	3	3	(24)
Environmental indemnification agreement	-	-	(19)
Loss on sales of receivables	-	(4)	(17)
Other	0	(13)	2
Operating profit/(loss)–U.S. GAAP	262	(21)	(360)

(1)

Note that the company is relying on the proportionate accommodation in a (ix) above, and therefore has not removed such proportionately consolidated operations in the US GAAP reconciliation table above.

(iv) Goodwill and Other intangible assets—FAS-142 additional disclosures

Carrying amount of goodwill by operating segment at December 31, 2006, 2005 and 2004, and the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2006, 2005 and 2004 follow:

(in millions of euros)	Novecare	Silcea	Polyamide	Acetow	Eco Services	Organics	RPS	Consolidated
Balance, January 1, 2006	143	28	17	4	42	10	-	244
Additions/(reductions)	-	-	(7)	-	-	-	-	(7)
Translation	(9)	2		(1)	(5)	1	-	(12)
Balance, December 31, 2006	134	30	10	3	37	11	-	225

(in millions of euros)	Novecare	Silcea	Polyamide	Acetow	Eco Services	Organics	RPS	Consolidated
Balance, January 1, 2005	130	28	16	3	36	13	-	226
Additions/(reductions)		1	-	-	-	-	-	1
Goodwill impairments		-	-	-	-	(3)	-	(3)
Translation	13	(1)	1	1	6	-	-	20
Balance, December 31, 2005	143	28	17	4	42	10	-	244

Form 20-F 2006 – Rhodia - F-97

Back to Contents

(in millions of euros)	Novecare	Silcea	Polyamide	Acetow	Eco Services	Organics	RPS	Consolidated
Balance, January 1, 2004	199	69	15	4	39	21	90	437
Additions/(reductions)	(59)	2	-	-	-	(8)	-	(65)
Goodwill impairments	(5)	(44)	-	-	-	-	(91)	(140)
Translation	(5)	1	1	(1)	(3)	-	1	(6)
Balance, December 31, 2004	130	28	16	3	36	13	-	226

The estimated amortization of patents, licenses and trademarks, capitalized software, and other intangible assets for 2007, 2008, 2009, 2010 and 2011 is €24 million, €16 million, €11 million, €8 million and €6 million, respectively.

(v) Discontinued operations—FAS 144 additional disclosures

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation, and that prior periods presented must be restated on a comparable basis.

Presented below is consolidated summary financial information for the years ended December 31, 2006, 2005 and 2004 reflecting the 2006, 2005 and 2004 disposals of businesses that qualified as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, as discontinued operations. The results of operations of these businesses, including the related income taxes and the gains/(losses) on disposals but excluding expenses not transferred to the purchasers, are reflected as discontinued operations. As compared with IFRS discontinued operations, Nylstar is not reflected as discontinued operation under US GAAP.

	Year Ended December 31,
(in millions of euros)	2006	2005	2004
Net sales(2)	4,810	4,521	4,138
Other revenues(2)	448	435	429
Operating profit/(loss)(2)	262	(21)	(360)
Income (loss) from continuing operations	37	(474)	(639)
Income (loss) from discontinued operations(1)	(22)	(171)	(126)
Net income (loss)	15	(645)	(765)
Basic Income (loss) per share (in euros):
Continuing operations	0,03	(0.73)	(1.35)
Discontinued operations	(0,02)	(0.26)	(0.27)
Basic income (loss) per share	0,01	(1.00)	(1.62)
Diluted Income (loss) per share (in euros):
Continuing operations	0,03	(0.73)	(1.35)
Discontinued operations	(0,02)	(0.26)	(0.27)
Diluted income (loss) per share	0,01	(1.00)	(1.62)

(1)

Including a net gain/(loss) on disposal of €(2) million, €(36) million and €180 million in 2006, 2005 and 2004, respectively, income taxes of€(8) million, €(2) million and €18 million in 2006, 2005 and 2004, respectively, and a goodwill impairment of €51 million and €69 million in 2005 and 2004, respectively.

(2)

As stated in paragraph a(xi) above the company has omitted differences in classification and display in US GAAP figures resulting from differences between proportionate consolidation and equity method of accounting.

(vi) Share-based payment-pro forma disclosure

Rhodia elected to use the modified prospective transition method for adopting FAS 123R and has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized in the year ended December 31, 2006 includes (1) compensation expense for all share-based payment granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair values estimated in accordance with the original provisions of FAS 123 and determined using the Black-Scholes valuation model and (2) compensation expense for all share-based payments granted subsequently to January 1, 2006, based on the grant date faire value estimated in accordance with the original provisions of FAS 123R and determined using the Black-Scholes valuation model.

Form 20-F 2006 – Rhodia - F-98

Back to Contents

As a result of adopting FAS 123R on January 1, 2006, Rhodia’s income before taxes and net income for the year ended December 31, 2006 are € 1 million lower than if it had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on net income and earnings per share if Rhodia had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation for the years ended December 31, 2005 and 2004.

(in millions of euros)	Year Ended December 31,
	2005	2004
Net income/(loss) under U.S GAAP.	(645)	(765)
Add total share-based employee compensation expense determined in accordance with APB 25	(a)	(a)
Less total share-based employee compensation expense determined in accordance with FAS 123	(2)	(3)
Pro forma net income/(loss)	(647)	(768)
Basic and diluted loss per share (in euros):
As reported	(1.00)	(1.62)
Pro forma	(1.00)	(1.63)
(a) Nil.

Estimated stock compensation costs for unvested stock options at December 31, 2006 amount for the year ended December 31, 2007 to € 0.3 million.

(vii) Consolidated Statements of Cash Flows—additional disclosures

Rhodia is providing additional breakdown of certain items for disclosure purposes.

(in millions of euros)	Year Ended December 31,
	2006	2005	2004
Increase/(decrease) in other current assets and liabilities:	17	(42)	93
(Increase)/decrease in other current assets	(26)	(157)	(191)
Increase/(decrease) in other current liabilities	(9)	(199)	(98)

At December 31, 2005, as a result of the proceeds received from the share capital increase, Rhodia invested €572 million in money markets funds which were accounted for as cash and cash equivalents under IFRS. These investments are accounted for as marketable securities under U.S. GAAP. These money markets funds were sold on January 24, 2006 and the proceeds were used to repay borrowings.

Form 20-F 2006 – Rhodia - F-99

Back to Contents

The following condensed consolidated cash flow information reflects the effect of accounting for these money markets funds as marketable securities:

(in millions of euros)	Year Ended December 31,
	2006	2005	2004
Cash flow from operating activities	102	138	7
Cash flow (used by) from investing activities	221	(508)	275
Cash flow (used by) from financing activities	(376)	343	(486)
Effect of foreign exchange rate changes	(9)	38	(4)
Net increase/(decrease in cash and cash equivalents	(62)	11	(208)
Cash and cash equivalents at the beginning of the year	348	337	545
Cash and cash equivalents at the end of the year	286	348	337

Condensed cash flow information relating to Rhodia’s proportional interest in joint ventures accounted for using the proportional consolidation method follows (see Note 16 for the related condensed balance sheet and statement of income information):

(in millions of euros)	Year Ended December 31,
	2006	2005	2004
Cash flow from operating activities	60	86	64
Cash flow (used by) investing activities	(13)	(11)	(16)
Cash flow (used by) financing activities	(61)	(36)	(57)

(viii) Pension and retirement plans—additional disclosures

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R)” (FAS 158) which was effective for Rhodia as of December 31, 2006. FAS 158 requires Rhodia to recognize the over-funded or under-funded status of its defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In the year of first application of FAS 158, Rhodia disclosed the incremental effect of applying FAS 158 on individual line items in the year-end statement of financial position.

In addition, Rhodia is still required to disclose additional information about certain effects on net periodic benefit cost for the next fiscal year. Disclosures about Pensions and Other Postretirement Benefits (FAS 132 (Revised)) (FAS 132R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategies, measurement date(s), plan obligations, cash flows and components of net periodic benefit costs. FAS 158 eliminates disclosures that reference the additional minimum liability, as they are no longer relevant after the adoption of FAS 158.

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

Selected information at December 31, 2006, 2005 and 2004 for the accumulated benefit obligations for all pension and retirement benefits plans, and the projected benefit obligations, accumulated benefit obligations and fair values of plans’ assets in which the accumulated benefit obligation exceeds the fair value of plan assets. Rhodia used a projected measurement date of December 31, 2006, 2005 and 2004 for the majority of its pension and retirement benefit plans.

Form 20-F 2006 – Rhodia - F-100

Back to Contents

The following table provides a reconciliation of the amounts recognized in Rhodia consolidated financial balance sheet as of December 31, 2006, 2005 and 2004.

(in millions of euros)	Year Ended December 31,
	2006	2005	2004
Accumulated benefit obligations for all pension and retirement benefits plans	2.483	2,325	1,982
In which the accumulated benefit obligations exceeds the fair values of the plans’ assets:
Projected benefit obligations	2,414	2,421	2,019
Accumulated benefit obligations	2,377	2,325	1,913
Fair values of plans’ assets	1,177	1,240	1,001
Funded status	3	-	-

The underfunded status of plan asset of €1.240 million at December 31, 2006 is recognized in the accompanying statement of financial position as long term accrued pension liability. No plan assets are expected to be returned to Rhodia during the fiscal year ended December 31, 2007.

The following table presents the incremental effects of applying FAS 158 as well as the change to the additional minimum liability (AML) as a result of an annual actuarial valuation associated with the benefit plans on Rhodia’s consolidated Balance Sheet as of December 31, 2006 for all plans combined:

(in millions of euros)	Before application of FAS 158, without AML adjustment	AML adjustment	FAS 158 adjustments	After application of FAS 158
Prepaid pensions asset/ (Accrued pension liabilities)	(412)	(440)	(388)	(1,240)
Intangible assets		-	3	3
Accumulated Other Comprehensive Income (loss)- Pension, pre-tax		(440)	(385)	(825)
Deferred tax assets		12	25	37
Accumulated Other Comprehensive Income (loss)- Pension, pre-tax		(428)	(360)	(788)

Accumulated other comprehensive income at December 31, 2006 include amounts that have not yet been recognized in period pension costs: unrecognized prior service costs for €5 million, (€5 million net of taxes), and unrecognized actuarial losses for €820 million (€783 million net of taxes.)

The following amounts are estimated to be amortized into earnings from accumulated other comprehensive income (loss) during the year ended December 31, 2007:

(In million of euros)	December 31st, 2007
Accumulated (loss) gain
Prior service (cost) credit	-
Accumulated other comprehensive income (loss)	49

Form 20-F 2006 – Rhodia - F-101

Back to Contents

Weighted-average assumptions at and for the years ended December 31, 2006, 2005 and 2004 are presented in the tables below:

(%)	Year Ended December 31
	2006	2005	2004
Weighted average assumptions used to determine the pension and retirement benefit obligations at year end:
Discount rates	5.1	4.7	5.4
Rates of compensation increases	3.3	3.5	3.4
Weighted average assumptions used to determine the other post-retirement benefit obligations at year end:
Discount rates	5.0	4.7	5.6
Rates of compensation increases	3.5	3.0	2.3

(%)	Year Ended December 31,
	2006	2005	2004
Weighted average assumptions used to determine the net periodic pension and retirement costs for the year:
Discount rates	4.7	5.4	5.5
Expected long-term returns on plans’ assets	7.7	7.7	8.1
Rates of compensation increases	3.5	3.4	3.3
Weighted average assumptions used to determine the net periodic other post-employment costs for the year:
Discount rates	4.7	5.6	6.0
Rates of compensation increases	3.0	2.3	3.3

Rhodia’s expected benefit payments for pension and retirement benefits from plans’ assets in 2007, 2008, 2009, 2010, 2011 and in the five year-period 2012-2016 are €99 million, €97 million, €98 million, €97 million, €98 million and €507 million, respectively.

Rhodia’s expected directly funded benefit payments for pension and retirement benefits in 2007, 2008, 2009, 2010, 2011 and in the five year-period 2012-2016 are €61 million, €55 million, €57 million, €58 million, €61 million and €329 million, respectively.

Rhodia’s expected directly funded benefit payments for other post-employment benefits in 2007, 2008, 2009, 2010, 2011 and in the five year-period 2012-2016 are €8 million, €10 million, €10 million, €12 million, €9 million and €51 million, respectively

(ix) Restructuring reserves—additional disclosures

The following tables reflect the changes in the restructuring reserves for the three years ended December 31, 2006 (See Note 27.3). In addition, Rhodia recorded asset write downs resulting from impairments directly to the carrying values of the related assets. These write downs totalled €6 million and €36 million in 2005 and 2004, respectively. Rhodia estimates that most of the remaining employee termination benefits and closure costs will be incurred in 2007.

(in millions of euros)	2006 Restructuring Plan
	Employee termination benefits	Closure costs	Total
Charged/(credited) to operations	19	-	19
Expenditures charged to the reserve	(17)	-	(17)
Effect of changes in structure/exchange rates	3	-	3
Balance, December 31, 2006	5	-	5

Form 20-F 2006 – Rhodia - F-102

Back to Contents

(in millions of euros)	2005 Restructuring Plan
	Employee termination benefits	Closure costs	Total
Charged to operations	51	2	53
Expenditures charged to the reserve	(16)	(4)	(20)
Effect of changes in structure/exchange rates	(2)	2	-
Balance, December 31, 2005	33	-	33
Charged/(credited) to operations	(4)	3	(1)
Expenditures charged to the reserve	(20)		(20)
Effect of changes in structure/exchange rates	(2)	(1)	(3)
Balance, December 31, 2006	7	2	9

(in millions of euros)	2004 Restructuring Plan
	Employee termination benefits	Closure costs	Total
Charged to operations	124	9	133
Expenditures charged to the reserve	(40)	(3)	(43)
Effect of changes in structure/exchange rates	-	(1)	(1)
Balance, December 31, 2004	84	5	89
Charged/(credited) to operations	21	2	23
Expenditures charged to the reserve	(55)	(3)	(58)
Effect of changes in structure/exchange rates	(7)	(1)	(8)
Balance, December 31, 2005	43	3	46
Charged/(credited) to operations	7	-	7
Expenditures charged to the reserve	(25)	(1)	(26)
Effect of changes in structure/exchange rates	(9)	(1)	(10)
Balance, December 31, 2006	16	1	17

(in millions of euros)	Pre-2004 Restructuring Plans
	Employee termination benefits	Closure costs	Total
Balance, December 31, 2003	41	33	74
Charged/(credited) to operations	(2)	15	13
Expenditures charged to the reserve	(41)	(22)	(63)
Effect of changes in structure/exchange rates	20	2	22
Balance, December 31, 2004	18	28	46
Charged/(credited) to operations	7	5	12
Expenditures charged to the reserve	(18)	(10)	(28)
Effect of changes in structure/exchange rates	1	(1)	-
Balance, December 31, 2005	8	22	30
Charged/(credited) to operations	6	5	11
Expenditures charged to the reserve	(7)	(10)	(17)
Effect of changes in structure/exchange rates	(1)	4	3
Balance, December 31, 2006	6	21	27

Form 20-F 2006 – Rhodia - F-103

Back to Contents

(in millions of euros)	All Restructuring Plans
	Employee termination benefits	Closure costs	Total
Balance, December 31, 2003	41	33	74
Charged/(credited) to operations	122	24	146
Expenditures charged to the reserve	(81)	(25)	(106)
Effect of changes in structure/exchange rates	20	1	21
Balance, December 31, 2004	102	33	135
Charged/(credited) to operations	79	9	88
Expenditures charged to the reserve	(89)	(17)	(106)
Effect of changes in structure/exchange rates	(8)	-	(8)
Balance, December 31, 2005	84	25	109
Charged/(credited) to operations	28	8	36
Expenditures charged to the reserve	(69)	(11)	(80)
Effect of changes in structure/exchange rates	(9)	2	(7)
Balance, December 31, 2006	34	24	58

(x) Valuation allowances

Valuation allowances at December 31 2006, 2005 and 2004, and the movements for the years ended December 31, 2006, 2005 and 2004 are as follows.

	January 1, 2006	(Charged)/credited to costs and expenses	Change in scope	Other movements(1)	December 31, 2006
Inventories	(65)	22	(3)	(1)	(47)
Trade and other receivables	(29	(21)	2	-	(48)
Other financial assets	(74)	(8)	4	2	(76
Total	(168)	(7)	3	1	(171)
(1) Translation adjustments

	January 1, 2005	(Charged)credited to costs and expenses	Change in scope	Other movements(1)	December 31, 2005
Inventories	(77)	-	15	(3)	(65)
Trade and other receivables	(31)	3	-	(1)	(29)
Other financial assets	(78)	7	-	(3)	(74)
Total	(186)	10	15	(7)	(168)
(1) Translation adjustments

	January 1, 2004	(Charged)/credit to costs and expenses	Change in scope	Other movements(1)	December 31, 2004
Inventories	(83)	1	3	2	(77)
Trade and other receivables	(44)	7	6	-	(31)
Other financial assets(2)	(49)	(28)	-	(1)	(78)
Total	(176)	(20)	9	1	(186)
(1) Translation adjustments.(2) Includes a charge of €22 million on the loans to Ying Long.